Form 20-F
period 2012-12-31
Cencosud S.A.
filed 2013-05-07
CIK 1544856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

COMMISSION FILE NUMBER: 001-35575

Cencosud S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago, Chile

+56 (2) 959-0000

(Address of principal executive offices)

Maria Soledad Fernandez / Natalia Nacif

Av. Kennedy 9001 6th Floor

Email: IR@cencosud.cl / Mariasoledad.fernandez@cencosud.cl

Tel: +56229590545 / +56229590368

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	New York Stock Exchange
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2012: 2,806,792,161 Common Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or the global markets;

•	changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries;

•	the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; or elsewhere in Latin American or global markets.

•	high levels of inflation or deflation;

•	unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms;

•	movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices;

•	changes in, or failure to comply with, applicable regulations, or changes in taxes;

•	loss of market share or changes in competition and pricing environments in the industries in which the company operates;

•	difficulties in successfully integrating recent and future acquisitions into the company’s operations;

•	the Company’s inability to hedge certain risks economically;

•	changes in consumer spending and saving habits;

•	implementation of new technologies;

•	limitations on our ability to open new stores and operate them profitably;

•	difficulties in completing proposed store openings, expansions or remodelings;

•	difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and

•

the factors discussed under the section entitled “Risk Factors” in this annual report as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

i

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report, unless otherwise specified or if the context so requires:

•

References to the terms “Cencosud S.A.,” “we,” “us,” “our” and “our company” refer to the registrant, Cencosud S.A., a corporation organized under the form of a sociedad anónima under the laws of Chile, and its consolidated subsidiaries, unless otherwise indicated.

•	References to “$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” are to U.S. dollars.

•	References to “Chilean pesos” or “Ch$” are to Chilean pesos, the official currency of Chile.

•	References to “Argentine pesos” or “Ar$” are to Argentine Pesos, the official currency of Argentina.

•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian real, the official currency of Brazil.

•	References to “Nuevo Sol,” “Nuevos Soles” or “S/.” are to Peruvian nuevos soles, the official currency of Peru.

•	References to “Colombian pesos” or “Col$” are to Colombian pesos, the official currency of Colombia.

•	References to “Carrefour” refer to Carrefour Société Anonyme

•	References to “Acquired Companies” refer to the companies we acquired on November 30, 2012 from Carrefour in connection with our purchase of Carrefour’s operations in Colombia.

References to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean consumer price index during the prior calendar month. As of December 31, 2012, UF1.00 was equivalent to U.S.$47.59 and Ch$22,840.75, in each case based on the observed exchange rates reported by the Central Bank of Chile.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. Unless otherwise indicated, the exchange rate used in converting Chilean pesos into U.S. dollars for amounts presented is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (the “Chilean Central Bank”) for December 31, 2012 , which was Ch$479.96 per U.S.$1.00. The rates reported by the Chilean Central Bank for December 30, 2011 (the latest available date for the month of December 2011 as December 31, 2011 was not a business days in Chile) and December 31st 2010 are based upon the observed exchange rate published by the Chilean Central Bank on the first business day following the respective period. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Financial Statements

The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”), which we refer to in this annual report as our “Audited Consolidated Financial Statements.” Our date of adoption of IFRS was January 1, 2010.

Our Audited Consolidated Financial Statements have been audited by PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada, an independent registered public accounting firm, whose report on our Audited Consolidated Financial Statements appears elsewhere in this annual report. We maintain our books and records in Chilean pesos and prepare consolidated financial statements in accordance with IFRS.

Unless otherwise noted, the financial data presented herein as of and for the years ended December 31, 2012, 2011, and 2010 is stated in Chilean pesos, our functional and reporting currency.

Our Audited Consolidated Financial Statements have been prepared on the accrual basis of accounting, except for those items accounted for at fair value (for example, investment properties and certain financial assets, such as options and derivative financial instruments), and include the accounts of the Company and its subsidiaries, including Banco Paris. Our historical consolidated financial statements previously available do not consolidate the operations of Banco Paris. All significant inter-company balances and transactions have been eliminated in consolidation.

The financial statements as of and for the year ended December 31, 2012 presented in this Form 20-F differ from the local financial statements as of and for the year ended December 31, 2012 published in Chile on March 1, 2013, and furnished to the SEC on Form 6K on March 5, 2013, due to the inclusion in this report of a Ch$ 20,000 million lawsuit provision related to the April 24, 2013 ruling from the Chilean Supreme Court on the class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Service) against Cencosud Administradora de Tarjetas S.A. (“CAT”). For further information on this matter, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” in this report.

Special Note Regarding Non-IFRS Financial Measures

This annual report makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA represents EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance.

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results.

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock.

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Year ended December 31,
	2012	2012	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)
Profit attributable to controlling shareholders	521	249,959	274,333	296,261
Profit attributable to non-controlling shareholders	6	2,850	10,559	10,220
Net Income	527	252,809	284,892	306,481
Financial expense (net)	(423)	(202,912)	(133,152)	(69,807)
Income tax charge	(227)	(109,190)	(119,556)	(76,830)
EBIT	1,177	564,911	537,599	453,119
Depreciation and amortization	(295)	(141,450)	(120,174)	(102,310)
EBITDA	1,472	706,361	657,774	555,429
Exchange differences	(6)	(2,680)	(9,876)	(2,053)
Increase on revaluation of investment properties(1)	206	98,633	72,798	37,573
Losses from indexation	(54)	(25,915)	(31,289)	(15,657)

Adjusted EBITDA	1,326	636,323	626,141	535,565
As a % of revenues
Profit (loss)	2.76%	2.76%	3.7%	4.9%
Financial income (expenses)	(2.2%)	(2.2%)	(1.8%)	(1.1%)
Income tax charge	(1.2%)	(1.2%)	(1.6%)	(1.2%)
EBIT	6.2%	6.2%	7.1%	7.3%
Depreciation and amortization	(1.5%)	(1.5%)	(1.6%)	(1.6%)
EBITDA	7.7%	7.7%	8.6%	8.9%
Exchange differences	0.0%	0.0%	(0.1%)	0.0%
Increase on revaluation of investment properties(1)	1.1%	1.1%	1.0%	0.6%
Losses from indexation	(0.3%)	(0.3%)	(0.4%)	(0.3%)
Adjusted EBITDA	7.0%	7.0%	8.2%	8.6%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

v

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA per business segment is included below:

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total
	Year ended December 31, 2012 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	310,320	215,927	73,646	20,231	55,808	(425,973)	249,959
Profit attributable to non-controlling shareholders	—	—	—	—	—	2,850	2,850
Net Income	310,320	215,927	73,646	20,231	55,808	(423,122)	252,809
Financial Expense (net)	—	—	—	—	—	(202,912)	(202,912)
Income tax charge	—	—	—	—	—	(109,190)	(109,190)
EBIT	310,320	215,927	73,646	20,231	55,808	(111,020)	564,911
Depreciation and amortization	(89,454)	(2,606)	(17,740)	(22,896)	(3,464)	(5,290)	(141,450)
EBITDA	399,774	218,533	91,386	43,127	59,272	(105,731)	706,361
Exchange differences	—	—	—	—	—	(2,680)	(2,680)
Increase on revaluation of investment properties(1)	—	98,633	—	—	—	—	98,633
Losses from indexation	—	—	—	—	—	(25,915)	(25,915)
Adjusted EBITDA	399,774	119,900	91,386	43,127	59,272	(77,136)	636,323
As a % of revenues	5.9%	72.5%	8.6%	4.9%	21.0%	(549.8%)	7.0%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total
	Year ended December 31, 2011 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	299,605	170,391	67,291	29,698	91,418	(384,070)	274,333
Profit attributable to non-controlling shareholders	—	—	—	—	—	10,559	10,559
Net Income	299,605	170,391	67,291	29,698	91,418	(373,511)	284,892
Financial Expense (net)	—	—	—	—	—	(133,152)	(133,152)
Income tax charge	—	—	—	—	—	(119,556)	(119,556)
EBIT	299,605	170,391	67,291	29,698	91,418	(120,804)	537,599
Depreciation and amortization	(76,559)	(2,344)	(16,501)	(17,292)	(2,937)	(4,541)	(120,174)
EBITDA	376,164	172,735	83,792	46,990	94,355	(116,263)	657,774
Exchange differences	—	—	—	—	—	(9,876)	(9,876)
Increase on revaluation of investment properties(1)	—	72,798	—	—	—	—	72,798
Losses from indexation	—	—	—	—	—	(31,289)	(31,289)

Adjusted EBITDA	376,164	99,937	83,792	46,990	94,355	(75,097)	626,141
As a % of revenues	6.8%	77.0%	8.8%	6.8%	35.2%	(651.9%)	8.2%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total
	Year ended December 31, 2010 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	249,364	122,349	53,352	24,584	74,039	(227,427)	296,261
Profit attributable to non-controlling shareholders	—	—	—	—	—	10,220	10,220
Net Income	249,364	122,349	53,352	24,584	74,039	(217,207)	306,481
Financial Expense (net)	—	—	—	—	—	(69,807)	(69,807)
Income tax charge	—	—	—	—	—	(76,830)	(76,830)
EBIT	249,364	122,349	53,352	24,584	74,039	(70,570)	453,119
Depreciation and amortization	(58,347)	(4,300)	(16,435)	(16,211)	(3,231)	(3,786)	(102,310)

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total
EBITDA	307,711	126,649	69,787	40,795	77,271	(66,784)	555,429
Exchange differences	—	—	—	—	—	(2,053)	(2,053)
Increase on revaluation of investment properties(1)	—	37,573	—	—	—	—	37,573
Losses from indexation	—	—	—	—	—	(15,657)	(15,657)
Adjusted EBITDA	307,711	89,076	69,787	40,795	77,271	(49,075)	535,565
As a % of revenues	6.9%	76.1%	8.5%	6.6%	35.0%	(1,342.0%)	8.6%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Rounding

Certain figures included in this annual report and in our financial statements have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our financial statements. Certain other amounts that appear in this annual report may not sum due to rounding.

Operating Data

Calculations of revenues from ordinary activities for our shopping centers presented in this annual report exclude inter-company lease payments to our shopping centers from stores owned by us. Unless otherwise noted, calculations of gross leasable area for our shopping centers do not include the square meters occupied by our stores.

As used herein, the term “same-store sales” reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2010 and operated throughout the last six months of 2010, (i) our “same-store sales” data would include the sales of that store for the last six months of 2010 and the last six months of 2011 and (ii) we would account for the sales of the new store during the first six months of 2011 as sales from a newly opened store. Our calculations of same-store sales data may differ from same-store sales calculations of other retailers. Unless otherwise noted, we have presented calculations of same-store sales in nominal local currency.

Industry and Market Data

None of the Argentine, Brazilian, Chilean, Peruvian or Colombian governments publish definitive data regarding the supermarket, home improvement store, department store, shopping center or financial services industries.

General

This annual report contains data related to the economic conditions in the markets in which we operate. Unless otherwise indicated, information in this annual report concerning economic conditions is based on publicly available information from third-party sources which we believe to be reasonable. The economic conditions in the markets in which we operate may deteriorate, and those economies may not grow at the rates projected by market data, or at all. The deterioration of the economic conditions in the markets in which we operate may have a material adverse effect on our business, results of operations, financial condition and the market price of our shares of common stock and American Depositary Shares (“ADSs”).

Chile

Market data and other statistical information (other than with respect to our financial results and performance) used throughout this annual report are based on independent industry publications, government publications, reports by market research firms or other published independent sources, such as the Instituto National de Estadísticas (the Chilean National Institute of Statistics, or “INE”), a governmental agency that publishes information based on its independent data, the Asociación Gremial de Supermercados de Chile (the Chilean Supermarkets Association, or “ASACH”), which publishes certain data with respect to supermarkets in Chile, and A.C. Nielsen Chile S.A., which publishes data with respect to the supermarket industry in Chile. Certain other shopping center statistics for Chile are published by the International Council for Shopping Centers.

Argentina

Market data and other statistical information (other than with respect to our financial results and performance) used throughout this annual report are based on independent industry publications, government publications, reports by market research firms or other published independent sources, such as the Instituto Nacional de Estadísticas y Censos (the Argentine National Institute of Statistics and Census, or “INDEC”), a governmental agency that publishes information based on its independent data, and A.C. Nielsen Argentina, which publishes market share data with respect to the supermarket industry in Argentina. In addition, the Camara Argentina de Shopping Centers (the Argentine Chamber of Shopping Centers, or “CASC”) currently publishes market share data with respect to shopping centers in Argentina. Certain other shopping center statistics for Argentina are published by the International Council for Shopping Centers.

Brazil

We have included certain information with respect to Brazil based on reports prepared by established public sources, such as the Central Bank of Brazil, the Instituto Brasileiro de Geografia e Estatística (the Brazilian Institute of Geography and Statistics, or “IBGE”), the Instituto de Pesquisa Econômica Aplicada (the Institute of Applied Economic Research, or “IPEA”), the Associação Brasileira de Supermercados (the Brazilian Association of Supermarkets, or “ABRAS”), and the Fundação Getúlio Vargas (the Getúlio Vargas Foundation). Unless otherwise indicated, all macroeconomic information relating to Brazil was obtained from the Central Bank of Brazil, IBGE and the Getúlio Vargas Foundation.

Peru

Macroeconomic data from Peru included in this annual report is derived from public entities, such as the Central Bank of Peru, the Instituto Nacional de Estadísitcas e Informática (the National Institute of Statistics and Computing, or “INEI”), Corporación de Compañías de Research (Research Companies Corporation, or “CCR”) or by Apoyo Consulting. Some data are also based on our estimates, which are derived from our review of internal surveys, as well as independent sources. Although we believe these sources are reliable, we have not independently verified the information provided by third parties. In addition, these sources may use different definitions of the relevant markets than those we present. Data regarding our industry are intended to provide general guidance but are inherently imprecise.

Colombia

Market and certain other data relating to Colombia used in this annual report was obtained from our own research, surveys or studies conducted by third parties and industry or general publications and other publicly available sources. Industry and general publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Certain data is based on published information made available by the Colombian government and its agencies, such as the Departamento Administrativo Nacional de Estadística (the National Administrative Department of Statistics, or “DANE”) and the Banco de la Republica (“Colombian Central Bank”). Although we believe these sources to be reliable, we do not guarantee the accuracy of the information.

Information Regarding the Acquired Companies

This annual report uses publicly available information regarding the Acquired Companies (as defined below), such as its number of stores and lines of business. The operating information of the Acquired Companies should not be relied upon for any purpose related to an investment in the common stock or ADSs. In addition, we describe in this annual report the main terms of the acquisition of the Acquired Companies. Investors should also bear in mind, before making an investment decision, the risk factors related to the acquisition of the Acquired Companies, such as the likelihood of undisclosed liabilities, the fact that the audited and unaudited financial information of the Acquired Companies was not subject to our review and the risk that we may incur a substantial increase in our indebtedness, which could cause us to breach certain financial covenants. For further information on the risks involved in the acquisition of the Acquired Companies, see “Item 3. Key Information—D. Risk Factors.”

Other Information

We conduct our supermarket operations primarily through the following trade names: Bretas, Jumbo, Santa Isabel, Disco, Vea, Wong, Metro, GBarbosa, Perini and Prezunic.

According to the ASACH, “hypermarkets” are defined as retail stores with more than 10,000 square meters of selling space, offering more than 25,000 products and having more than 40 cashiers. ASACH defines “supermarkets” as retail stores having up to 6,000 square meters of selling space, between 400 and 10,000 products and ten to 25 cashiers. Although some of our Jumbo hypermarkets have less than 10,000 square meters, we refer to all of our Jumbo stores as hypermarkets. We consolidate the results of our supermarkets and hypermarkets under our “supermarkets” segment. Therefore, unless otherwise noted, our discussions of “supermarkets” in this annual report include our Santa Isabel supermarkets and Jumbo hypermarkets and supermarkets in Chile; Disco and Super Vea supermarkets and Jumbo hypermarkets and supermarkets in Argentina; Bretas, GBarbosa, Mercantil Rodrigues, Perini and Prezunic supermarkets in Brazil; and Wong and Metro supermarkets and hypermarkets in Peru. In Colombia most our supermarkets are still operating under the Carrefour brand while we expect to complete their migration to Jumbo and Prezunic during 2013 in accordance to our agreement with Carrefour.

In addition, we conduct our home improvement operations through the Easy and Blaisten trade names and our department store operations through the Paris and Johnson trade names. By “home improvement” stores we mean retail establishments that sell a wide assortment of building materials and home improvement and lawn and garden products and provide certain related services. Our “home improvement stores” refer to our home improvement stores operated under the Easy and Blaisten brand names, including our Easy stores in Chile, Argentina and Colombia.

References to “stores” refer collectively to our hypermarkets, supermarkets, department stores and home improvement stores.

One meter equals approximately 3.3 feet or 1.1 yards and one square meter equals approximately 10.8 square feet.

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this annual report include: Jumbo®, Jumbo Más®, Easy®, Más Easy®, Santa Isabel®, Disco®, Vea®, Super Vea®, Blaisten®, Johnson®, Paris®, Más Paris®, Paris Corredores de Seguros®, Banco Paris®, Circulo Más®, Wong®, Metro®, GBarbosa®, Perini®, Bretas®, Nectar®, Tarjeta Cencosud®, Banco Cencosud®, Costaner Center®, Vive Chevere® and Prezunic®, each of which may be registered or trademarked in any of Argentina, Brazil, Chile, Colombia, Peru or other jurisdictions. Solely for convenience, we may refer to our trademarks, service marks and trade names in this annual report without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights to our trademarks, service marks and trade names. Each trademark, trade name or service mark of any other company appearing in this annual report is, to our knowledge, owned by such other company.

x

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	SELECTED FINANCIAL DATA

Selected Financial and Operating Data

The following tables set forth our summary consolidated financial information under IFRS. You should read the information contained in these tables in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information,” “Item 18. Financial Statements.” and the consolidated financial statements and the accompanying notes included elsewhere in this annual report.

The financial information as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 has been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada, an independent registered public accounting firm. We maintain our books and records in Chilean pesos and prepare consolidated financial statements in accordance with IFRS. Our date of adoption of IFRS was January 1, 2010. The following financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements included elsewhere in this annual report.

Unless otherwise noted, U.S. dollar amounts have been translated from Chilean pesos based on the dólar observado, or observed exchange rate of Ch$479.96 per U.S.$1.00 as of December 31, 2012, as reported by the Chilean Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

In our opinion, the summary consolidated financial data presented in the tables below includes all adjustments necessary to present fairly in all material respects our financial condition and results of operations at the dates and the periods presented. The results of operations for the years ended December 31, 2012, 2011 and 2010 are not necessarily indicative of future performance.

	Year ended December 31,
Income statement data:	2012	2012	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	14,039.0	6,738,171	5,556,271	4,452,759
Home improvement stores	2,214.9	1,063,086	948,641	819,838
Department stores	1,846.1	886,075	690,772	622,719
Shopping Centers	344.7	165,462	129,727	116,991
Financial Services	588.1	282,254	267,874	221,010
Other(1)	29.2	14,030	11,521	3,657
Total revenues from ordinary activities	19,062.2	9,149,077	7,604,806	6,236,974

	Year ended December 31,
Income statement data:	2012	2012	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)
Cost of sales:
Supermarkets	(10,543.4)	(5,060,408)	(4,177,664)	(3,355,796)
Home improvement stores	(1,482.4)	(711,500)	(647,337)	(561,006)
Department stores	(1,343.2)	(644,668)	(499,413)	(446,769)
Shopping Centers	(49.5)	(23,772)	(19,449)	(17,858)
Financial Services	(218.6)	(104,901)	(85,632)	(70,458)
Other(1)	(5.4)	(2,583)	(5,421)	(5,343)
Total cost of sales	(13,642.5)	(6,547,832)	(5,434,917)	(4,457,229)

Gross margin:
Supermarkets	3, 495.6	1,677,762	1,378,607	1,096,963
Home improvement stores	732.5	351,586	301,303	258,832
Department stores	503.0	241,407	191,359	175,950
Shopping Centers	295.2	141,691	110,278	99,133
Financial Services	369.5	177,353	182,242	150,552
Other(1)	23.8	11,447	6,099	(1,686)
Total gross margin	5, 419.7	2,601,245	2,169,890	1,779,745
Administrative expenses, distribution costs and other expenses	(4,420.8)	(2,121,821)	(1,669,374)	(1,371,074)
Other revenues by function	223.2	107,110	85,128	43,871
Participation in earnings of associates	11.8	5,640	5,779	7,514
Financial income	16.9	8,110	10,984	16,922
Financial expenses	(439.7)	(211,022)	(144,136)	(86,730)
Other earnings	2.8	1,332	(12,659)	10,772
Exchange differences	(5.6)	(2,680)	(9,876)	(2,053)
Losses from indexation	(54.0)	(25,915)	(31,289)	(15,657)
Income (loss) before taxes	754.2	361,999	404,448	383,311
Income tax charge	(227.5)	(109,190)	(119,556)	(76,830)
Net income	526.7	252,809	284,892	306,481
Profit attributable to non-controlling shareholders	5.9	2,851	10,559	10,220
Profit attributable to controlling shareholders	520.8	249,959	274,333	296,261

Net earnings attributable to shareholders per share:
Basic(2)	0.22	107.39	121.2	130.9
Diluted(2)	0.22	106.36	120.0	129.6
Capital Stock
	1,551,811,762	1,551,811,762	927,804,431	927,804,431
Number of Shares
Total number of Shares	2,507,103,215	2,507,103,215	2,264,103,215	2,264,103,215

Dividends per share:
Basic(2)	0.0478	22.88	34.66	24.26
Diluted(2)	0.0472	22.66	34.32	24.02

(1)	Includes the results of our Aventura entertainment centers, our loyalty programs and corporate back-office operations. See “Item 4. Information on the Company—B. Business Overview—Our Company.”
(2)	In U.S. dollars U.S. dollars and Chilean pesos.

In November 2012, we completed the acquisition of Carrefour’s supermarket operations in Colombia See “Item 4. Information on the Company—A. History and Development of the Company—History.”

	As of December 31,
Balance sheet data:	2012	2012	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)
Total current assets	4864.1	2,334,567	2,085,636	1,582,309
Property, plant, equipment and investment property net	9,269.9	4,449,182	3,538,672	2,913,644
Other assets	6,021.9	2,890,251	22,019,780	1,839,516
Total assets	20,155.8	9,674,000	7,644,088	6,335,469
Total current liabilities	6,936.1	3,329,041	2,331,280	1,919,094

	As of December 31,
Balance sheet data:	2012	2012	2011	2010
Total non-current liabilities	6,139.6	2,946,747	2,362,201	1,726,781
Total liabilities	13,075.6	6,275,788	4,693,482	3,645,876
Non-controlling interest	1.4	678	87,750	74,886
Net equity attributable to controlling shareholders	7,078.8	3,397,534	2,862,856	2,614,707
Total net equity and liabilities	20,155.8	9,674,000	7,644,088	6,335,469

	Year ended December 31,
Other financial data:	2012	2012	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)(1)
Cash Flow Data
Net cash provided by (used in):
Operating activities	1,497.4	718,715	567,739	407,174
Investing activities	(4,409.2)	(2,116,249)	(623,753)	(413,676)
Financing activities	3,101.9	1,488,759	89,607	5,086

Other Financial Information
Capital expenditures	(1,218.5)	(575,228)	(616,336)	(349,793)
Depreciation and amortization	(294.7)	(141,450)	(120,174)	(102,310)
Adjusted EBITDA(2)	1,325.8	636,323	626,141	535,565

Financial Ratios
Gross margin(3)	28.4%	28.4%	28.5%	28.5%
Net margin(4)	2.8%	2.8%	3.7%	4.9%
Current ratio(5)	0.70x	0.70x	0.90x	0.82x

(1)	Except financial ratios.
(2)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.
(3)	Consolidated gross margin divided by consolidated revenues from ordinary activities.
(4)	Consolidated net income divided by consolidated revenues from ordinary activities.
(5)	Consolidated current assets divided by consolidated current liabilities.

	Year ended December 31,
Comprehensive income:	2012	2012	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)
Comprehensive income attributable to controlling shareholders	70.8	34,002	357,049	201,686
Comprehensive (loss) income attributable to non-controlling shareholders	(11.2)	(5,354)	12,865	253
Total comprehensive income	56.7	28,648	369,913	201,939

	Year ended December 31,
Operating data:	2012	2011	2010
		(unaudited)
Number of Stores
Supermarkets:
Chile	214	189	163
Argentina	288	269	256
Brazil	205	152	130
Peru	86	74	64
Colombia	100
Supermarkets subtotal	893	684	613

Home Improvement Stores:
Chile	31	29	29
Argentina	47	48	49
Colombia	4	4	4
Home improvement stores subtotal	82	81	82

Department Stores:
Chile	78	35	34
Department stores subtotal	78	35	34

Shopping Centers:
Chile	11	9	9
Argentina	15	14	14
Peru	3	2	2
Shopping centers subtotal	29	25	25
Total	1,082	825	754

Total Selling Space(1)	(in square meters)
Supermarkets:
Chile	524,677	463,834	406,555
Argentina	522,416	502,682	455,808
Brazil	505,898	391,485	332,626
Peru	258,762	233,331	209,642
Colombia	454,980
Supermarkets subtotal	2,266,733	1,591,332	1,404,631

	Year ended December 31,
Operating data:	2012	2011	2010
		(unaudited)
Home Improvement Stores:
Chile	299,806	276,325	273,625
Argentina	388, 878	391,485	392,645
Colombia	34,309	35,360	34,309
Home improvement stores subtotal	722,993	703,170	700,579

Department Stores:
Chile	377,190	272,388	234,489
Department stores subtotal	377,190	272,388	234,489

Shopping Centers:(2)
Chile	430,621	282,693	273,983
Argentina	236,414	227,369	214,002
Peru	50,348	54,750	54,750
Shopping centers subtotal	717,383	564,839	542,735
Total	4,102,283	3,131,729	2,882,434

Average Selling Space per Store(3)	(in square meters)
Supermarkets:
Chile	2,452	22,454	2,494
Argentina	1,814	1,869	1,781
Brazil	2,556	2,576	2,559
Peru	3,009	3,153	3,276
Colombia	4,505
Supermarkets subtotal	2,307	2,327	2,291

Home Improvement Stores:
Chile	9,671	9,528	9,435
Argentina	8,274	8,156	7,435
Colombia	9,265	8,840	8,577
Home improvement stores subtotal	8,851	8,681	8,198

Department Stores:
Chile	4,836	7,783	6,897
Department stores subtotal	4,836	7,783	6,897

Shopping Centers:
Chile	39,147	31,410	30,443
Argentina	15,761	16,243	15,286
Peru	16,783	27,375	27,375
Shopping centers subtotal	24,737	22,594	21,709

Average Sales per Store(4)	(in millions of Ch$)
Supermarkets:
Chile	9,617	9,662	10,371
Argentina	6,083	5,776	5,352
Brazil	10,220	10,211	6,484
Peru	8,333	8,439	8,744
Colombia	1,154
Supermarkets subtotal	7,537	8,123	7,276

	Year ended December 31,
Operating data:	2012	2011	2010
		(unaudited)
	(in millions of Ch$)

Home Improvement Stores:
Chile	12,915	12,672	11,577
Argentina	13,191	11,287	9,205
Colombia	10,682	9,845	8,272
Home improvement stores subtotal	12,964	11,712	9,998

Department Stores:
Chile	11,360	19,736	18,315
Department stores subtotal	11,360	19,736	18,315

Shopping Centers:
Chile	8,463	7,167	6,095
Argentina	4,365	4,262	3,810
Peru	2,301	2,783	4,401
Shopping centers subtotal	5,706	5,189	4,680

Increase (Decrease) in Same-Store Sales(5)	(%)
Supermarkets:
Chile	4.8%	4.8%	5.9%
Argentina	18.5%	22.5%	25.2%
Brazil	0.5%	1.4%	7.1%
Peru	4.2%	6.5%	(2.3%)

Home Improvement Stores:
Chile	6.3%	4.9%	23.7%
Argentina	26.6%	31.1%	27.8%
Colombia	4.1%	11.8%	(3.6%)

Department Stores:
Chile	5.3%	5.2%	19.7%

Sales per Square Meter(6)	(in millions of Ch$)
Supermarkets:
Chile	3.92	3.94	4.13
Argentina	3.35	3.09	3.01
Brazil	4.00	4.08	2.53
Peru	2.77	2.68	2.67
Colombia	0.26
Supermarkets subtotal	2.97	3.52	3.17

Home Improvement Stores:
Chile	1.34	1.33	1.23
Argentina	1.34	1.38	1.24
Colombia	1.59	1.11	0.96
Home improvement stores subtotal	1.25	1.35	1.22

Department Stores:
Chile	2.35	2.54	2.66
Department stores subtotal	2.35	2.54	2.66

Shopping Centers:
Chile	0.22	0.23	0.20
Argentina	0.28	0.26	0.25
Peru	0.14	0.10	0.16
Shopping centers subtotal	0.23	0.23	0.22
Total number of store employees(7)	157,967	131,505	126,485

(1)	In square meters at period end.
(2)	Total leasable space for shopping centers does not include selling space occupied by our Jumbo, Paris and Easy stores in our shopping centers.
(3)	Total square meters of selling space or leasable space, as applicable, at period end divided by the total number of stores or shopping centers, as applicable, at period end.
(4)	Sales for the period divided by the number of stores or shopping centers, as applicable, at the end of the period.
(5)	Reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2010 and operated throughout the last six months of 2010, (i) “same-store sales” would include the sales of that store for the last six months of 2010 and the last six months of 2011 and (ii) we would consider the sales of the new store during the first six months of 2011 as sales from a newly opened store. Calculated in local currency.
(6)	Sales for the period divided by the square meters of selling space or leasable space, as applicable, at the end of each month during the period.
(7)	Number of full-time employee equivalents at period end.
*	Data for sales in Colombia only reflect the operational result for the month of December 2012 as the former operations of Carrefour in the country were consolidated onto Cencosud’s financial statements as of November 30, 2012.

Exchange Rates

Chile

Chile has two currency markets, the Mercado Cambiario Formal (the “Formal Exchange Market”) and the Mercado Cambiario Informal (the “Informal Exchange Market”). The Formal Exchange Market is comprised of banks and other entities authorized by the Chilean Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Chile.”

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

The U.S. dollar observed exchange rate (dólar observado), which is reported by the Chilean Central Bank and published daily in the Official Gazette (Diario Oficial), is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. The Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the observed exchange rate within a desired range. During the past few years the Chilean Central Bank has attempted to keep the observed exchange rate within a certain range only under special circumstances. Although the Chilean Central Bank is not required to purchase or sell dollars at any specific exchange rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “informal exchange rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. In recent years, the variation between the observed exchange rate and the informal exchange rate has not been significant.

The following table sets forth the annual low, high, average and period end observed exchange rate for U.S. dollars for the periods presented, as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily observed exchange rate Ch$ per U.S.$
	High(1)	Low(1)	Average(2)	Period end(3)
Year ended December 31,
2008	676.75	431.22	522.25	636.45
2009	643.87	491.09	559.15	507.10
2010	549.17	468.01	510.20	468.01
2011	533.74	455.91	483.57	519.20
2012	519.60	469.65	486.58	479.96

Month end
October 31, 2012	481.980	471.540	475.673	480.590
November 30, 2012	484.480	476.200	480.561	480.390
December 31, 2012	481.280	470.670	473.629	479.960
January 31, 2013	475.470	470.670	472.281	471.440
February 28, 2013	473.600	470.670	472.421	472.960
March 31, 2013	474.820	471.100	472.438	472.030
April 30, 2013	477.740	466.500	472.105	471.310
May 2013 (through May 6, 2013)	472.440	469.730	471.085	469.730

Source: Chilean Central Bank.

(1)	Exchange rates are the actual low and high, on a daily basis for each period.
(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.
(3)	Each year period ends on December 31, and the respective period-end exchange rate is published by the Chilean Central Bank on the first business day of the following year. Each month period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Chilean Central Bank on the first business day of the following month.

Argentina

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ar$1.00 to U.S.$1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. The Argentine government has intervened occasionally to control unstable fluctuations in foreign exchange rates. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Daily observed exchange rate Ar$ per U.S.$
	High	Low	Average(1)	Period end
Year ended December 31,
2008	3.468	3.014	3.163	3.453
2009	3.854	3.449	3.731	3.800
2010	3.988	3.794	3.913	3.976
2011	4.304	3.972	4.131	4.304
2012	4.917	4.304	4.552	4.917

Month end
October 31, 2012	4.766	4.699	4.730	4.766
November 30, 2012	4.834	4.770	4.797	4.834
December 31, 2012	4.917	4.840	4.880	4.917
January 31, 2013	4.977	4.923	4.949	4.977
February 28, 2013	5.045	4.983	5.011	5.045
March 31, 2013	5.122	5.048	5.084	5.122
April 30, 2013	5.184	5.048	5.121	5.184
May 2013 (through May 3, 2013)	5.197	5.190	5.193	5.197

Source: Central Bank of Argentina.

(1)	Represents the daily average exchange rate during each of the relevant periods.

Brazil

The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely and has intervened occasionally to control unstable fluctuations in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The Brazilian real may depreciate or appreciate substantially against the U.S. dollar in the future. Exchange rate fluctuations may adversely affect our financial condition. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Brazil.”

Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. On March 14, 2005, the National Monetary Council of Brazil (Conselho Monetário Nacional) unified the two markets.

The following table sets forth the exchange selling rates expressed in Brazilian reais per U.S. dollar for the periods indicated, as reported by the Central Bank of Brazil through the Central Bank System (Sistema do Banco Central) using PTAX 800, option 5.

	Daily observed exchange rate R$ per U.S.$
	High	Low	Average	Period end
Year ended December 31,
2008	2.5004	1.5593	1.8375	2.3370
2009	2.4218	1.7024	1.9935	1.7412
2010	1.8811	1.6554	1.7607	1.6662
2011	1.9016	1.5345	1.6746	1.8758
2012	2.1121	1.7054	1.9550	2.0435

Month end
October 31, 2012	2.03820	2.02240	2.02985	2.03130
November 30, 2012	2.10740	2.03120	2.06775	2.10740
December 31, 2012	2.11210	2.04350	2.07784	2.04350
January 31, 2013	2.04710	1.98830	2.03108	1.98830
February 28, 2013	1.98930	1.95700	1.97325	1.97540
March 31, 2013	2.01850	1.95280	1.98284	2.01380
April 30, 2013	2.02440	1.97360	2.00210	2.00170
May 2013 (through May 3, 2013)	2.00950	2.00930	2.00940	2.00930

Source: Central Bank of Brazil.

(1)	Represents the daily average exchange rate during each of the relevant periods.

Peru

Currently, Peruvian law does not impose any restrictions on the ability of companies having operations in Peru to transfer foreign currencies from Peru to other countries, to convert nuevos soles into any foreign currency or to convert any foreign currency into nuevos soles. Companies may freely remit interest and principal payments abroad and investors may repatriate capital from liquidated investments. We cannot assure you, however, that Peruvian law will continue to permit such payments, transfers, conversions or remittances without restrictions. Exchange rates for the Peruvian nuevo sol have been relatively stable in recent years. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Peru.”

The following table sets forth the Central Bank of Peru’s period-average and period-end buying rates for U.S. dollars for the periods indicated.

	Daily observed exchange rate S/. per U.S.$
	High	Low	Average(1)	Period end
Year ended December 31,
2008	3.1540	2.6920	2.9238	3.1370
2009	3.2580	2.8510	3.0108	2.8880
2010	2.8800	2.7860	2.8244	2.8080
2011	2.8320	2.6930	2.7537	2.6950
2012	2.7090	2.5490	2.6384	2.5490

Month end
October 31, 2012	2.601	2.577	2.587	2.592
November 30, 2012	2.614	2.578	2.598	2.578
December 31, 2012	2.579	2.549	2.566	2.549
January 31, 2013	2.579	2.539	2.551	2.579
February 28, 2013	2.587	2.567	2.578	2.587
March 31, 2013	2.603	2.584	2.593	2.589
April 30, 2013	2.645	2.576	2.597	2.643
May 2013 (through May 3, 2013)	2.647	2.626	2.637	2.626

Source: Central Bank of Peru.

(1)	Calculated as the average of the month-end exchange rates during the relevant period.

Colombia

Since September 1999, the Central Bank of Colombia has allowed the Colombian peso to float freely, intervening only when there are steep variations in the Colombian peso’s value relative to the U.S. dollar (referred to as the “representative market rate”) to control volatility. Different mechanisms have been used for this purpose. Currently, the Central Bank is intervening by directly purchasing up to USD$30 million daily, having been approved to do so until the end of May 2013, although it is expected that these purchases may be extended until August 2013.

This intervention mechanism is only used to control the international reserves of Colombia or in case the average of a specified rate (referred to as the “representative market rate”) for the preceding twenty days exceeds 5% of that day’s representative market rate. Upon the occurrence of such an event, the Central Bank of Colombia sells call options, whereby the purchaser is entitled to buy from the Central Bank of Colombia, on a future date, a specified amount of U.S. dollars at a pre-established exchange rate, thus reducing the volatility of the exchange rate. As of October 28, 2009, the call option mechanism can only be used to control the international reserves of Colombia. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Colombia.”

During 2004, 2005, 2006 and 2007, the Colombian peso appreciated against the U.S. dollar by 14%, 4%, 2%, 9.9%, respectively, depreciated by 11.4% in 2008 and appreciated by 9.1% in 2009. Although the foreign exchange market is allowed to float freely, there are no guarantees that the Central Bank of Colombia or the Colombian government will not intervene in the exchange market in the future. The Federal Reserve Bank of New York does not report a rate for Colombian pesos. The Superintendencia Financiera de Colombia calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions for the purchase and sale of foreign currency.

The following table sets forth the average Colombian peso/U.S. dollar representative market rate for the periods indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

	Daily observed exchange rate Col$ per U.S.$
	High	Low	Average(1)	Period end
Year ended December 31,
2008	2,392.28	1,652.41	1,967.11	2,243.59
2009	2,596.37	1,825.68	2,153.30	2,044.23
2010	2,044.23	1,786.20	1,902.50	1,913.98
2011	1,972.76	1,748.41	1,846.97	1,942.70
2012	1,942.70	1,754.89	1,797.65	1,768.23

Month end
October 31, 2012	1,830.45	1,795.40	1,804.40	1,829.89
November 30, 2012	1,831.25	1,814.21	1,821.01	1,817.93
December 31, 2012	1,813.73	1,768.23	1,792.49	1,768.23
January 31, 2013	1,779.84	1,758.45	1,769.67	1,773.24
February 28, 2013	1,818.54	1,775.65	1,790.55	1,816.42
March 31, 2013	1,832.20	1,797.28	1,813.75	1,832.20
April 30, 2013	1,847.02	1,813.11	1,830.23	1,828.79
May 2013 (through May 6, 2013)	1,836.34	1,825.83	1,832.61	1,835.88

Source: Central Bank of Colombia.

(1)	Calculated as the average of the month-end exchange rates during the relevant period.

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this annual report. The risks described below are not the only ones facing our company or investments in the countries in which we operate. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The market price of our common shares and ADSs may decrease due to any of these risks or other factors, and you may lose all or part of your investment. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our company described below and elsewhere in this annual report.

Risks Related to Our Business and Our Industries

Economic conditions that impact consumer spending could materially affect us.

Ongoing economic uncertainty in the world economy could negatively affect consumer confidence and spending, including discretionary spending. We may be materially affected by changes in economic conditions in the markets or in the regions in which we operate that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives to our product offerings in response to economic conditions. In particular, a decrease in discretionary spending could materially and adversely impact sales of certain of our high-margin product offerings. Future economic conditions affecting disposable consumer income, such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates and fuel and energy costs, could also reduce overall consumer spending or cause consumers to shift their spending to lower-priced competitors. In addition, inflation or deflation can impact our business. Deflation in food prices could reduce sales growth and earnings, while inflation in food prices, combined with reduced consumer spending, could reduce our margins. Accordingly, we cannot assure you that in the event of an increase in inflation we will be able to pass on a price increase to our customers, which could have a material adverse effect on us.

We face intense competition in each of our markets.

The retail industry in Chile, Argentina, Brazil, Peru and Colombia is characterized by intense competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores varies by location. Competition occurs on the basis of price, location, quality of products and service, product variety and store conditions. We face strong competition from international and domestic operators of supermarkets, home improvement stores, department stores and shopping centers, including Carrefour, Wal-Mart, Falabella and Casino, and providers of financial services, and it is possible that in the future other large international retailers or financial services providers may enter the markets in which we compete, either through joint ventures or directly. Some of our competitors have significantly greater financial resources than we do and could use these resources to take steps that could have a material and adverse effect on us. We also compete with numerous local and regional supermarket and retail store chains, as well as with small, family-owned neighborhood stores, informal markets, and street vendors. See “Item 4. Information on the Company—B. Business Overview—Competition” and “—Industry Overview and Competition.”

Increasing competition may cause us to lower our prices, increase expenditures and take other actions that could have a material adverse effect on us or compel us to reduce our planned growth, acquisitions and capital expenditures. As other retailers expand their operations in Chile, Argentina, Brazil, Peru and Colombia, and other international retailers enter these markets, competition will continue to intensify. Our inability to respond effectively to competitive pressures and changes in the retail markets could have a material adverse effect on us, including as a result of our losing market share.

Our traditional retail stores, supermarkets and shopping centers face increasing competition from internet sales which may negatively affect sales of traditional channels.

In recent years, retail sales of food, clothing and home improvement products over the internet have increased significantly in each of the countries in which we operate. Internet retailers are able to sell directly to consumers, diminishing the importance of traditional distribution channels such as supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large sales force. As a result, such internet food retailers are able to offer their products at lower costs than we do and in certain cases are able to bypass retailing intermediaries and deliver particularly high quality, fresh products to consumers. We believe that our consumers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue. If internet sales continue to grow, consumers’ reliance on traditional distribution channels such as our supermarkets, home improvement stores, department stores and shopping centers could be materially diminished, which could have a material adverse effect on us.

Our markets are undergoing rapid consolidation.

Over the last several years, the food, department store and home improvement retail sectors in Chile, Argentina, Brazil, Peru and Colombia have been undergoing consolidation as large retail chains have gained market share at the expense of small, independently owned and operated stores, and large local and international supermarket chains have consolidated. We believe that further consolidation will likely occur in all of these markets as competition intensifies and economies of scale become increasingly important. Some of our competitors are larger and better capitalized than we are and as a result are likely to be better positioned to take advantage of strategic acquisition opportunities. We cannot assure you that such market consolidation will not occur to the material detriment of our market position or that such developments will not have a material adverse effect on us.

Our growth in recent years has been due to a series of significant acquisitions which are not likely to be repeated in future periods.

We may not be able to successfully execute our growth strategy through acquisitions as done in the past. As a result of the consolidation that has occurred in the retail industry, a significant component of our growth in recent years has occurred through acquisitions. In particular, we acquired various supermarket and department store chains in recent years, including Paris in Chile in 2005, GBarbosa in Brazil in 2007, Wong in Peru in 2008, Perini, Super Familia and Bretas in Brazil in 2010, Cardoso in Brazil and Johnson in Chile in 2011, Prezunic in Brazil and most recently, on November 30, 2012 we completed the acquisition of Carrefour’s supermarket operations in Colombia. See “Item 4. Information on the Company—A. History and Development of the Company—History.” As noted above, we believe that further consolidation is likely to occur in the industries in which we operate. However, some of our principal competitors are larger than we are and are likely to be better positioned to take advantage of strategic acquisition and consolidation opportunities. We cannot assure you that in the future there will be continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions or that we will be able to compete with our competitors for any future acquisitions. As a result, our growth rate is likely to be significantly lower than it has been in recent years, which may have a material adverse effect on us.

A failure to successfully integrate acquired businesses may have a material adverse effect on us.

Over the past several years, we have completed a number of important acquisitions and may continue to make acquisitions in the future. We believe that these acquisitions provide strategic growth opportunities for us. Achieving the anticipated benefits of these acquisitions will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The challenges involved in successfully integrating acquisitions include: we may find that the acquired company or assets do not further our business strategy, that we overestimated the expected benefits to be derived from the acquisitions, we discover new contingencies not identified through the due diligence process, or that economic conditions have changed, all of which may result in a future impairment charge; we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the customers and/or the key personnel of the acquired business; we may have difficulty incorporating and integrating acquired technologies into our business; our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations; we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; an acquisition may result in litigation from terminated employees of the acquired business or third parties; and we may experience significant problems or liabilities associated with technology and legal contingencies of the acquired business. These factors could have a material adverse effect on us, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. Our inability to successfully integrate our acquisitions could have a material adverse effect on us.

The expansion of our business through acquisitions poses risks that may reduce the benefits we anticipate from these transactions.

As part of our business strategy, we have grown significantly through acquisitions. Our decision to pursue an acquisition is based on our belief that such acquisition will complement our business strategy and grow our business. However, our management is unable to predict whether or when any prospective acquisitions will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Our ability to continue to expand our business successfully through acquisitions depends on many factors, including our ability to identify acquisitions, the ability to negotiate favorable transaction terms and our ability to finance any such acquisition from internal or external sources. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, it is possible that the cost of doing so, taken together with possible adverse market conditions and resulting loss of revenues or net income, could financially overextend us.

Acquisitions also expose us to the risk of successor liability relating to litigation, tax claims or other actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual or potential liabilities. Any material liability associated with an acquisition could have a material adverse effect on us, including our reputation, and reduce the benefits of such acquisition.

Antitrust laws in Chile, Argentina, Brazil, Peru or Colombia could limit our ability to expand our business through acquisitions or joint ventures.

Chilean, Argentine, Brazilian, and Colombian antitrust laws contain provisions that require authorization by the antitrust authorities in those countries for the acquisition of, or entering into joint venture agreements with, companies with a relevant market share. Such authorizations have been denied in some cases involving the industries in which we operate, as occurred in Chile with the denial by the Tribunal de Defensa de la Libre Competencia (the Chilean Antitrust Court) of the merger between Distribucion y Servicio D&S S.A. (“D&S”) and Falabella in January 2008. Peru does not currently apply such controls, but we cannot assure you that it will not impose them in the future. Accordingly, our ability to expand our business through acquisitions in Chile, Argentina, Brazil, Peru and Colombia may be limited.

Currently, Cencosud is restricted from acquiring any supermarkets in Chile, as a consequence of a settlement it reached in 2008 with the antitrust authorities. As part of the settlement, Cencosud needs prior authorization from the Chilean Antitrust Court before engaging in any supermarket acquisition. This restriction can only be lifted by means of a consultation before the Chilean Antitrust Court.

Moreover, on December 14, 2011, the Chilean antitrust authority (Fiscalía Nacional Económica, or “FNE”) announced an investigation into anti-competitive practices in the food retail industry. The investigation includes several local operators, including Cencosud, Wal-Mart Chile, SMU and Tottus. In accordance with Chilean regulations, FNE has not disclosed the details of the investigation to the public, but it appears to be focused on private label groceries, fresh poultry and beef. Without additional detail it is difficult to determine the full impact of this investigation. If the FNE concludes that we engaged in anti-competitive practices we could face a maximum sanction of up to U.S.$30 million. We cannot assure you that this investigation, or future investigations, will not result in a material adverse effect on us, including financial and reputational harm.

We may not be able to generate or obtain the capital we need for further expansion.

We expect to continue to have substantial liquidity and capital resource requirements to finance our business. We intend to rely upon internally generated cash from our operations and, if necessary, the proceeds of debt and/or equity offerings in the domestic and international capital markets and bank debt. We cannot assure you, however, that we will be able to generate sufficient cash flows from operations or obtain sufficient funds from external sources to fund our capital expenditure requirements.

Our future ability to access financial markets in sufficient amounts and at acceptable costs and terms to finance our operations, fund our proposed capital expenditures and pay dividends will depend to a large degree on prevailing capital and financial market conditions over which we have no control, and accordingly we cannot assure you that we will be able to do so. The Eurozone crisis and general market volatility has had a negative impact on the liquidity of financial markets in recent months, as was the case in the 2008-2009 financial crisis. Our failure to generate sufficient cash flows from operations or to be able to obtain third-party financing could cause us to delay or abandon some or all of our planned expansion, including capital expenditures, which, in turn, could have a material adverse effect on us.

Our controlling shareholders are able to exercise significant control over our company, and also own a significant minority interest in many of our international subsidiaries which could result in conflicts of interest.

We are currently controlled by our founder, Mr. Horst Paulmann, and his family, who together have a 60.8% ownership stake in us, through Inversiones Quinchamali Ltda., Inversiones Latadía Ltda. and Inversiones Tano Ltda, as of March 31, 2013. Our controlling shareholders are in a position to direct our management and to determine the result of substantially all matters to be decided by majority vote of our shareholders, including the election of a majority of the members of our board of directors, determining the amount of dividends distributed by us (subject to the legally mandated minimum of 30% of net income set forth in Article 79 of the Chilean Corporations Law), adopting certain amendments to our Bylaws, enforcing or waiving our rights under existing agreements, leases and contractual arrangements and entering into certain agreements with entities affiliated with us. As a result, circumstances may occur in which our controlling shareholders’ interests could be in conflict with your interests as noteholders.

Our operating income is sensitive to conditions that affect the cost of the products we sell in our stores.

Our business is characterized by relatively high inventory turnover with relatively low profit margins. We make a significant portion of our sales at prices that are based on the cost of products we sell plus a percentage markup. As a result, our profit levels may be materially affected during periods of decreasing prices. In addition, our business could be materially and adversely affected by other factors, including inventory control, competitive price pressures, severe weather conditions and unexpected increases in fuel or other transportation related costs which increase the cost of the products we sell in our stores. If we are unable to pass along these cost increases to our customers, our profit margin will decrease resulting in a material adverse effect on us.

Our retail results are highly seasonal and therefore any circumstance that negatively impacts our retail business during our seasons of high demand may materially and adversely affect us.

We have historically experienced seasonality in our retail sales in Chile, Argentina, Brazil, Peru and Colombia, principally due to stronger sales during the Christmas and New Year holiday season and during the beginning of each school year in March, and reduced sales during the months of January and February due to the summer holidays. For example, in 2012, 2011 and 2010, 28.5%, 29.3% and 29.8% of our consolidated revenues (excluding the revenues from Banco Paris) were generated during the fourth quarter, respectively. Any economic slowdown, interruption to our business or to the business of our suppliers, or the occurrence of any other circumstance that may impact our business during the first or last quarter of any fiscal year may therefore have a material adverse effect on us.

In addition, in preparation for our seasons of high demand, we must increase inventory to levels substantially higher than those maintained during the rest of the year, and hire temporary staff for our stores. Any unforeseen reduction in demand, mistake in our demand forecasts or product selection, or delay by our suppliers in meeting our demand during these seasons could force us to sell inventory at significantly lower prices, which would also materially and adversely affect us.

The clothing retail industry is negatively affected by decreases in the purchasing power of middle- and low-income consumers resulting from unfavorable economic cycles.

The success of our department stores operations depends largely on factors relating to the stability or increase of consumer spending, especially by members of middle- and low-income socioeconomic groups. Historically, the purchasing power of such groups has been significantly correlated with factors that affect income, such as interest rates, inflation, availability of consumer credit, taxation, employment levels, consumer confidence and salary levels. Therefore, in times of economic downturns, the purchasing power of such group decreases as their income decreases. In addition, our middle- and low-income customers are likely to consider clothing purchases superfluous during periods of reduced income which would most likely lead to a decrease in demand for our clothing products from this group. Such a decrease in the demand of our middle- and low-income customers coupled with a general decrease in their purchasing power could materially and adversely affect us.

Changes in suppliers’ allowances and promotional incentives could impact profitability and have a material adverse effect on us.

We derive a significant portion of our revenues from ordinary activities from allowances and promotional incentives granted by our suppliers. For example, our revenues from ordinary activities include fees from suppliers for the sale of their products in our stores, supplier rebates and bonuses, supplier promotional allowances and fees, and fees from publicity activities carried out for third parties using our proprietary customer information. We cannot assure you that we will be able to obtain a similar level of such fees, rebates, bonuses or allowances in the future. Should any of our key suppliers reduce or otherwise eliminate these arrangements, our profit margin for the affected products could be impacted, which could in turn have a material adverse effect on us.

Our current strategy may not have the expected results on our profitability.

Our strategy aims to provide our customers with a superior shopping experience, delivering a greater variety of quality products and services than our competitors. This strategy is based on savings achieved through operational efficiencies that are transferable to the customer. We couple this strategy with a focus on expanding our position both in Chile and other markets in Latin America that we believe offer attractive prospects for growth. The long-term success of our strategy is subject to significant risks, including failure to generate the expected number of additional sales volume and to reduce selling and administrative expenses; price reductions by competitors; difficulties in obtaining additional vendor allowances from suppliers in the expected amounts and necessary timeframe; difficulties in expanding operations due to adverse economic scenarios; difficulties in finding employees and delays in implementing our strategy. Any one of these factors could have a material adverse effect on us.

We are subject to risks affecting shopping centers which may materially and adversely affect us.

Our operation of our shopping centers (which lease spaces to third parties) is subject to various factors that affect their development, administration and profitability. These factors include the accessibility and the attractiveness of the area where the shopping center is located and of the shopping center itself; the flow of people and the level of sales of each shopping center rental unit; oversupply of retail space or a reduction in demand for retail space which could result in lower rent prices and lower revenues; increases in competition from other shopping centers which drive down our prices and profits; our inability to collect rents due to bankruptcy, insolvency of tenants or otherwise; the ability of our tenants to provide adequate maintenance and insurance; and fluctuations in occupancy levels in our shopping centers.

Many of our hypermarket, supermarket, department stores and home improvement stores are located in shopping centers, and as a result a substantial portion of our revenues is sensitive to factors affecting these and other shopping centers. Also, an economic downturn in the countries or regions in which our shopping centers are located could lead to the bankruptcy of our tenants and a reduction in our shopping center sales due to a decrease in disposable income, which could have a material adverse effect on us.

We are subject to risks that changing shopping trends that could materially and adversely affect us.

In developed markets consumers have begun to express a preference for small-box stores shunning away from traditional big-box outlets. This trend in markets such as the US and the UK has been more evident in fresh, on-the-go foods and the grocery channel. As a consequence retailers in these markets such as Walmart, Tesco and Target have responded by turning to small-box stores as drivers for growth, as a means to target a more urban consumer and as an engine for revenue expansion. This has led to the rolling out of new formats such as Walmart Express, Tesco Express and Fresh and Easy Express in formats of 1,400 square meters distancing themselves from the traditional big-box 10,000 square meters outlets. We have not observed this trend in the markets in which we operate. Nevertheless we are currently undertaking a strategy that includes all types of formats in order to cater to a wide range of consumers. If such trend favoring small-box stores were to materialize in the markets in which we operate, it could materially and adversely affect our results of operations and financial condition.

Our development activities depend on finding attractive real estate locations at reasonable prices.

An important part of our growth strategy rests on our ability to develop and open new stores. We face intense competition from both other retail operators and also real estate developers for new sites for our stores. Accordingly, we may be unable to find attractive real estate locations at reasonable prices to sustain our growth, which could have a material adverse effect on us.

We are subject to risks associated with development and construction activities.

The development, renovation and construction of our hypermarkets, supermarkets, department stores, home improvement stores and shopping centers involve certain risks such as failure to correctly anticipate construction costs, lower than anticipated occupancy rates and rents at newly completed projects, failure to obtain financing on favorable terms, delays in construction and lease-up, and failure to obtain necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

We are currently in the process of constructing several projects, including the towers of Costanera Center in Santiago, Chile, that we believe will be the tallest building in South America. We face certain risks associated with the large-scale nature of the project, such as occupancy rates and rents not being sufficient to make the project profitable and the fact that we may be unable to obtain or may face delays in obtaining all necessary approvals for a necessary transit mitigation program. Any such delays, or other substantial unanticipated delays or expenses related to the Costanera Center office tower or other future construction or renovation projects may reduce our net income for the relevant periods and could have a material adverse effect on us. For example, the office tower at the Costanera Center was originally scheduled to open in 2013 and is now expected to open in 2014.

Our development activities depend on our ability to obtain and maintain zoning, environmental, land-use and other governmental approvals which we may not be able to get.

Our activities are subject to national, federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical heritage, consumer protection and other requirements in Chile, Argentina, Brazil, Peru and Colombia, all of which affect our ability to acquire land, develop and build projects and negotiate with customers. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

In addition, the regulation of matters relating to the protection of the environment is not as well developed in Argentina, Brazil, Chile, Peru and Colombia as in the United States and certain other countries. Accordingly, we anticipate that additional laws and regulations should be enacted over time in these countries with respect to environmental matters. If public authorities issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, we may be forced to make expenditures to comply with such new rules.

Our credit card and banking operations expose us to increased credit and financial risks which may have a material adverse effect on us.

Although not a part of our core business, our credit card and consumer finance operations in Chile, Argentina, Peru and Brazil are a growing segment of our business. We currently bear all of the credit risk associated with our credit cards in Chile, Argentina and Peru. In Brazil, where we operate our credit card through a joint venture with

Brazil’s Banco Bradesco, we bear 50% of the credit risk associated with our cards, including defaults in payment and losses with Banco Bradesco bearing the remaining risk. In Colombia we are currently engaged in a joint venture with Colombia´s Banco Colpatria through which we bear 50% of the credit risk associated with issued credit cards. Results of our financial business in Colombia for the year ended December 31, 2012 were included in the supermarket segment. See “Item 4. Information on the Company—B. Business Overview—Financial Services—Brazil” for additional details related to our joint venture with Banco Bradesco.

Our credit card and consumer finance business can be materially and adversely affected by delinquency on credit card accounts, defaults in payments by credit card holders, extensive judicial processes enforcing the collection of payments, doubtful accounts or losses on receivables. Furthermore, the actual rates of delinquency, collection proceedings and losses on receivables may vary and be affected by numerous factors, which among others include:

•	adverse changes in regional economies;

•	acceptance of applicants with poor credit records;

•	inability to predict future charge-offs;

•	changes in credit card use;

•	political instability;

•	increase of unemployment; and

•	loss of value of actual salaries.

These and other factors may have a negative effect on present rates of delinquency, collection proceedings and losses, any one or more of which could have a material adverse effect on us. In particular, our credit card business has grown significantly in recent years and in connection with such growth, our past due credit card receivables have also grown. We cannot assure you that our present rates of delinquency will not increase, and if they do, that it would not have a material adverse effect on us.

Further, to boost our retail volume sales, one of our business goals is to promote greater use of our credit cards and other financing activities in Chile, Argentina, Peru, Colombia and Brazil and introduce our own credit card in Peru (under which we would assume all credit risk). As a result, our exposure to the credit risk of our cardholders and banking customers is likely to increase in the near future. We cannot assure you that any expansion of our credit card operations (including the assumption of account approval and credit risk by us) or our other lending operations, such as the cash advances and consumer loans we offer to our credit card customers, will not result in an impairment of the credit portfolio of our credit card and banking business in Chile, Argentina and Brazil. Any such impairment would have a material adverse effect on us. See “Item 4. Information on the Company—B. Business Overview—Financial Services” for additional details related to our credit card and consumer loan operations.

Our credit card and banking activities depend on our ability to comply with current or future government regulations, as well as our ability to obtain and maintain governmental approvals.

Our credit card and banking operations are subject to substantial regulation. We must comply with national, state and municipal laws, and with regulations, authorizations and licenses required with respect to credit card and banking activities. We invest financial and managerial resources to comply with these laws and related permit requirements.

Our failure to comply with credit card and banking laws and related permit requirements could subject us to investigations, enforcement actions, fines or penalties. For Example, on April 24, 2013, the Supreme Court of Chile ruled on the class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Service, or “SERNAC”), a Chilean government entity. The court ruled for the plaintiff and at this junction no further appeals are available. In the ruling, the court ordered Cencosud Administradora de Tarjetas S.A. (“CAT”) to reimburse certain cardholders for excess monthly maintenance fees charged since 2006 plus adjustments for inflation and interests. We have provisioned Ch$ 20,000 million for this ruling in our 2012 financial statements, which represents 0.2% of our 2012 consolidated net revenues and 3.1% of our 2012 adjusted EBITDA. This provision is an estimated value that still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court.

Moreover, if applicable laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, our capital or operating costs could increase beyond what we currently anticipate, and the process of obtaining or renewing licenses for our activities could be hindered or even opposed by the competent authorities. We cannot assure you that regulators will not impose more restrictive limitations on the activities of our credit card or bank operations in the future than those currently in effect. Any such change could have a material adverse effect on us.

Our food retail business sources fresh products from local producers. climate changes may affect their ability to produce, and consequently may affect our capacity to offer such products.

There are indicators of a current climate change happening worldwide. Changes in temperatures and precipitation patterns may negatively affect the capacity of certain regions to produce fresh products such as fresh fruits and vegetables and dairy products. As of January 2012, Chile is suffering one of its worst droughts in decades, which has resulted in substantial loss of crops and livestock.

We have a significant focus on perishable products. Sales of perishable products accounted for approximately 36.8% and 30.0% of our total sales in 2012 and 2011, respectively. As we source part of our fresh products from local producers, such changes in climate could impair or limit our ability to source such products, thus affecting our capacity to offer the full assortment of products that we normally carry. Any such disruption could have a material adverse effect on us.

We are dependent on key personnel.

Our and our subsidiaries’ development, operation and growth have depended significantly upon the efforts and experience of our board of directors (particularly our chairman, Mr. Horst Paulmann Kemna) and our senior management. If for any reason, including retirement, the services of such persons, particularly Mr. Horst Paulmann Kemna, were to become unavailable and we fail to find and retain an adequate replacement for such persons on a timely basis, there could be a material adverse effect on our operations.

Certain of our debt instruments impose significant operating and financial restrictions and in the event of a default, all of our borrowings could become immediately due and payable.

The terms of our financial indebtedness impose, and the terms of our future financial indebtedness may impose, significant operating and other restrictions on us and many of our subsidiaries. The agreements governing our credit facilities and corporate bond issuances contain restrictive covenants and a requirement that we comply with a number of financial “maintenance” covenants, including ratios of total debt to equity, total liabilities to net worth, net financial debt to equity, net financial debt to EBITDA, and EBITDA to financial expenses, as well as minimum levels of total assets, unencumbered assets and equity. Our ability to comply with these ratios may be affected by events beyond our control. These restrictions and financial ratios could limit our ability to plan for or react to market conditions, otherwise restrict our activities or business plans and could have a material adverse effect on us, including our ability to finance ongoing operations or strategic investments or to engage in other business activities.

A significant portion of our financial indebtedness is also subject to cross default provisions. Our breach of any of these restrictive covenants or our inability to comply with the financial maintenance ratios would result in a default under other applicable debt instruments. If any such default occurs, the lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, the lenders will have the right to exercise their rights and remedies against us, and we cannot assure you that our assets would be sufficient to repay in full our obligations. Our inability to repay our obligations could have a material adverse effect on us.

A Downgrade in our credit rating could materially and adversely affect our obligations under existing credit support commitments.

We have entered into ten credit support agreements in connection with derivative transactions with different international and local financial intuitions. Each credit support agreement provides collateral obligations between swap counterparties to mitigate the existing credit risk inherent to operation. If a credit downgrade event occurs, it could result in our having to post additional collateral in connection with a “Margin Call” and us having to pay cash or any other eligible collateral to cover the incurred liabilities at a given valuation date. As of December 31, 2012, notional amounts in cross currency swaps with different counterparties stand at approximately more than USD 1.3 billion.

A downgrade in our credit rating could negatively impact our cost of and ability to access capital.

Our credit ratings are an important part of maintaining our liquidity. Any downgrade in credit ratings could potentially increase our borrowing costs, or, depending on the severity of the downgrade, substantially limit our access to capital markets, require us to make cash payments or post collateral and permit termination by counterparties of certain significant contracts. Factors that may impact our credit ratings include, among others, debt levels, planned asset purchases or sales, and near-term and long-term growth opportunities. Factors such as liquidity, asset quality, cost structure, product mix, and others are also considered by the rating agencies. A ratings downgrade could adversely impact our ability to access debt markets in the future, increase the cost of future debt, and potentially require us to post letters of credit for certain obligations.

We have a significant amount of financial indebtedness outstanding with instruments maturing every year

As part of our financial strategy we fund our assets with a combination of both equity and debt. Our portfolio of financial indebtedness has maturities and amortizations applicable every year. As we devote a significant portion of our free cash flow to finance our capital expenditures, we are required to refinance these obligations and therefore we face refinancing risk, especially in times of liquidity restrictions in the financial markets.

Furthermore, our major market for funding is Chile, including both the debt capital market and the local banks,. As we are among the largest corporations in Chile and among the largest local issuers, we have become one of the largest investments (in terms of equity and debt holdings) in the local institutional investors’ portfolio, limiting our ability for further issuances in the local market. Likewise, some local banks in Chile have large loan exposure to Cencosud, and have reached the legal limits of maximum exposure to us, limiting our ability to secure future funding from them in the future.

Although we believe we have a sound financial strategy and we have structured our maturities and amortizations in a way that reduces the refinancing needs in a single year we cannot assure you that we will be able to obtain funding in the future to fulfill our financial obligations. If we are unable to obtain such funding, we will need to reduce our capital expenditures to devote a larger portion of our free cash flow to serve our financial obligations, thus reducing our growth prospects, and possibly face a potential event of default with respect to our financial obligations.

If any such default occurs, the lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, the lenders will have the right to exercise their rights and remedies against us, and we cannot assure you that our assets would be sufficient to repay in full our obligations. Our inability to repay our obligations could have a material adverse effect on us.

We are subject to risks associated with real estate investments.

Our real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within our control. For example, the yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. In addition, our ability to generate sufficient income from our properties to service our debt and cover other expenses may be materially and adversely affected by the following factors, among others, some of which we cannot control:

•	downturns in a national, regional and local economic climate;

•	changes in interest rates and availability of financing;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes);

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

•	increased competition from other real estate operators which might drive down our prices and profits;

•	increased operating costs due to inflation and other factors such as insurance expense, utilities, real estate taxes, state and local taxes and heightened security and cleaning costs;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space, and the higher costs thereof;

•

the inability to revise the commercial terms of our lease agreements to reflect high inflation or exchange rates fluctuations in markets where our leases are based on local nominal currency or in foreign currency;

•	bankruptcy of tenants and reduction in shopping center sales due to lower disposable income;

•	exercise by our tenants of their legal right to terminate their leases early; and

•	the inability to find new tenants as leases on our properties expire or terminate early.

The occurrence of any combination of the factors listed above could significantly decrease the income we receive from our real estate investments, which in turn could have a material adverse effect on us.

Eviction proceedings in Chile, Argentina, Colombia and Peru are difficult and time consuming, and as a result we may not be able to evict defaulting tenants from our shopping centers.

In our shopping center business, we hold several commercial leases with third party lessees. Although Chilean, Argentine and Peruvian laws allow a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in these countries are difficult and time-consuming. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction, as the heavy workload of the courts and the numerous procedural steps required have generally delayed landlords’ efforts, including ours, to evict tenants. Historically, delinquency regarding our office rental space has been low, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings.

We cannot assure you, however, that delinquency rates in the future will not increase significantly, or that our negotiations with tenants will prove to be as successful as they have been in the past, which could have a material adverse effect on us.

Any disruption in the operations of our distribution centers may have a material adverse effect on us.

A substantial part of the products we sell in our stores are distributed through our distribution centers. Should any of these distribution centers experience an interruption in operations, we may not be able to effectively distribute the products we sell, which may have a material adverse effect on us.

Additionally, our growth strategy contemplates the opening of new stores in the countries where we operate, which may require an increase in the capacity of our distribution centers, the reorganization of our existing distribution centers or the establishment of new distribution centers. Should we fail to locate adequate properties on which to build new distribution centers, or fail to effectively integrate new, or expand existing, distribution centers, we may not be able to deliver inventory to our stores in a timely manner, which may have a material adverse effect on us.

Certain of our stores rely heavily on sales of perishable products, and ordering errors or product supply disruptions may have a material adverse effect on us.

Our hypermarkets and supermarkets have a significant focus on perishable products. Sales of perishable products accounted for approximately 36.8% and 30.0% of our total sales in 2012 and 2011, respectively. We rely on various suppliers and vendors to provide and deliver our product inventory on a continuous basis. We could suffer significant perishable product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering systems will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which could have a material adverse effect on us.

An increase in export or import duties and controls may have a material adverse effect on us.

Our future success depends on our ability to select and purchase quality merchandise at attractive prices. While we have historically been able to locate and purchase quality merchandise at good prices, such merchandise may become subject to higher import taxes than currently apply. The Argentine government requires importers to maintain a balance of payments requiring them to export equivalent amounts of merchandise. In response to that we have succeeded in placing Argentine made products throughout our stores in the markets in which we operate. Since 2002 the Argentine government has imposed duties on the exports of various primary and manufactured products, including some of those that are sold in our stores. Such duties have undergone significant increases, reaching a maximum of 35% for certain items. We cannot assure you that there will not be further increases in the export taxes or the new export or import taxes or quotas will not be imposed by the government of Argentina or that similar measure could be taken by other countries in which we operate.

In addition, foreign trade policies, tariffs and other impositions and requirements on imported goods, which may depend on the product’s place of origin or on the product’s nature and specifications, as well as other factors relating to the foreign trade of the countries in which we operate are beyond our control and could result in difficulties in obtaining quality, low-cost merchandise from these countries and consequently could have a material adverse effect on us.

Labor relations may have a material adverse effect on us.

As of December 31, 2012, approximately 32% of our retail store employees were represented by unions under several collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we have experienced labor strikes in the past and we cannot assure you that labor relations will continue to be positive or that a deterioration in labor relations will not have a material adverse effect on us. See “Item 4. Information on the Company—B. Business Overview” and “Item 6. Directors, Senior Management and Employees—D. Employees.”

We could be harmed by a failure or interruption of our information technology or administrative systems.

We rely on our information technology and administrative systems to effectively manage our business data, communications, supply chain, pricing, order entry and fulfillment and other business processes. We use different world-class IT platforms in our retail and financial services segments in all countries in which we operate. Even advanced technology systems, however, are subject to defects, interruptions and breakdowns. The failure of our information technology or administrative systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased overhead costs and excess or out-of-stock inventory levels resulting in a material adverse effect on us.

In addition, our information technology and administrative systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data. Any such damage or interruption could have a material adverse effect on us, including as a result of our facing significant fines, customer notice obligations or costly litigation, harming our reputation with our customers or requiring us to expend significant time and expense developing, maintaining or upgrading our information technology or administrative systems, or preventing us from paying our suppliers or employees, receiving payments from our customers or performing other information technology or administrative services on a timely basis.

We are currently in the process of upgrading our IT infrastructure, during the implementation and transition period, we could face delays and unexpected challenges that could affect our operations.

Further, while we have some backup data-processing systems that could be used in the event of a catastrophe or a failure of our primary systems, we do not yet have an integrated disaster recovery plan nor a backup data center that covers all regions in which we operate. While we endeavor to prepare for failures of our network by providing backup systems and procedures, we cannot guarantee that our current backup systems and procedures will operate satisfactorily in the event of a regional emergency. Any substantial failure of our back-up systems to respond effectively or on a timely basis could have a material and adverse effect on us.

If we experience a data security breach and confidential customer information is disclosed, we may be subject to penalties and experience negative publicity, which could affect our customer relationships and have a material adverse effect on us.

We and our customers could suffer harm if customer information were accessed by third parties due to a security failure in our systems. The collection of data and processing of transactions require us to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting U.S. state and federal legislative proposals addressing data privacy and security. If similar proposals are adopted in the countries in which we operate, we may be subject to more extensive requirements to protect the customer information that we process in connection with the purchases of our products. We may become exposed to potential liabilities with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could have a material adverse effect on our business, results of operations, financial condition and cash flows due to the costs and negative market reaction relating to such developments.

Chile, Argentina, Peru and Colombia are located in a seismically active region.

Chile, Argentina, Peru and Colombia are prone to earthquakes due to their location in the proximity of several major fault lines. A major earthquake, like the one that struck Chile in 2010, could have significant negative consequences for our operations and for the general infrastructure in Chile or any of the other countries that were abovementioned,, such as roads, rail and access to goods. Even though we maintain insurance policies standard for this industry with earthquake coverage, we cannot assure you that a future seismic event will not have a material adverse effect on us. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations—Impact of the 2010 Earthquake and Tsunami.”

Our growth in recent years has been due to a series of significant acquisitions and strong organic CAPEX, imposing pressure on our procedures, controls and systems

In recent years we have grown our business through a series of acquisitions and strong organic CAPEX, expanding our geographical business scope and increasing the size and complexity of our operations. As a consequence, our internal controls, systems and procedures may not be appropriate to support the scope and complexity of our operations. The existence of multiple legacy systems from the acquired operations and the complexities of the business integration process may adversely affect the Company. As part of the process of integrating the operations, systems, processes and controls that are part of the acquired businesses, we are working to strengthen existing control mechanisms in accordance with the provisions of Section 404 of the Sarbanes Oxley Act, and the focus of the work has concentrated on the following:

•	The implementation of a new credit card sales reconciliation system that will provide support for a strong internal control environment in this area.

•	The improvement of the procedures for the reconciliation of accounts.

•	A deep review of the role definitions and segregation of duties included in systems, and the implementation of applications for monitoring critical users.

If we are not able to upgrade our procedures, controls and systems to properly address these control deficiencies, or if these control deficiencies result in our non compliance with Section 404 of the Sarbanes Oxley Act, there could be a negative reaction in the financial markets due to a loss of investor confidence in us and in the reliability of our financial statements, and we may have to incur increased costs in connection with hiring additional staff or implementing controls to remediate these control deficiencies. Additionally, if the aforementioned control deficiencies cause us to become unable to report our financial data on a timely basis, we may be subject to adverse regulatory consequences, including sanctions by the SEC, or violations of applicable stock exchange listing rules.

Risks Related to Chile

Our growth and profitability depend on the level of economic activity in Chile and other markets.

        40.0% and 41.7% of our revenues from ordinary activities in the years ended December 31, 2012 and 2011, respectively, were derived from revenues in Chile. Accordingly, our results of operations and financial condition are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, including further consequences of economic difficulties in Brazil, Argentina and other emerging markets, will not have a material adverse effect on us.

In September 2008, the housing crisis in the United States sparked a series of financial institution failures throughout the globe. This resulted in a liquidity crisis and a reduction in growth of the global economy as financial institutions tightened risk policies and reduced lending to banks, corporations and individuals. Consequently, Chile was adversely affected by a strong decrease in growth during the fourth quarter of 2008 and during 2009 as its trading partners entered into recession, which affected local sales, employment levels, plans for investment and the price of exports. Lingering negative effects of the global recession may continue to adversely affect the Chilean economy and unfavorable general economic conditions could negatively affect the affordability of and demand for some of our products and services and our ability to access the capital markets. In difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of some of our products, electing to use fewer higher-margin services or obtaining products and services under lower-cost programs offered by competitors. If any of these events were to occur, it could have a material adverse effect on us.

In spite of the recent growth of the Chilean economy, we cannot assure you that Chile’s economy will continue to grow in the future, nor can we assure you that future developments in or affecting the Chilean economy will not impair our ability to proceed with our business plan or have a material adverse effect on us.

Economic and political problems encountered by other countries may adversely affect the Chilean economy, and, as a result, our business and results of operations and the market value of our securities.

The prices of securities issued by Chilean companies are to varying degrees influenced by economic and market considerations in other countries. We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not have a material adverse effect on us.

We are also directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe, Brazil, Argentina and other nations. If these nations’ economic conditions deteriorate, the economy in Chile, as either a neighboring country or a trading partner, could also be affected and could experience slower growth than in recent years with possible adverse impact on our customers and suppliers. The crises and political uncertainties in other Latin American countries could also have an adverse effect on the Chilean economy, and, as a result, our results of operations and the market value of our securities.

Chile is also involved in an international litigation with Peru regarding maritime borders and has had other conflicts with neighboring countries in the past. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have a material adverse effect on the Chilean economy, and, as a result, our results of operations and the market value of our securities.

The Chilean supermarket and department store industries show signs of saturation which could impair our ability to grow profitably in Chile.

We believe that the Chilean supermarket industry shows certain signs of saturation. As a result newly opened stores cannibalize the sales of existing stores to some extent. Our growth prospects in the Chilean food retailing sector are likely to depend to a large extent on future growth in Chilean GDP or acquisitions of other supermarket chains, and we cannot assure you that either will in fact occur. As a result, we cannot assure you that in the future we will be able to achieve real growth in same-store sales in Chile. We believe that the Chilean department store industry has also shown signs of saturation as a result of a very aggressive expansion in past years by the industry’s main participants.

In addition, good locations are increasingly difficult to find, particularly for our big-box stores. Most major retailers have locked up key mall properties and control large land banks, and as a result we have faced difficulties in finding acceptable sites because we are more likely to open mid- to large-size supermarkets. We may be vulnerable to the expansion by “small box” supermarkets, such as convenience stores, who may more readily find suitable properties.

Increases in the corporate tax rate in Chile to finance part of the reconstruction effort may be extended or further increased and such extension or further increase may have a material adverse effect on us.

As a result of the February 2010 earthquake and tsunami, the Chilean government raised the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in the 2011 commercial year (año comercial), which is declared and paid in the 2012 tax year (año tributario). On September 26,

2012, Law No. 20,630 introduced new amendments to existing tax legislation. Among the amendments introduced, the corporate income tax was permanently maintained at 20% effective as of the 2013 tax year. For tax year 2013, this is estimated to result in approximately U.S.$10 million of additional taxes. There is no assurance that the corporate income tax rate will not be raised in the future resulting in a material adverse effect on us.

Inflation and government measures to curb inflation may adversely affect the Chilean economy and have a material adverse effect on us.

Chile has experienced high levels of inflation in the past, including increases in the Chilean consumer price index of 7.8%, 7.1%, -1.4%, and 3.0% in 2007, 2008, 2009 and 2010, respectively. Chile experienced deflation of 1.4% during 2009, inflation of 3.0% during 2010 and inflation of 4.4% during 2011 and 1.58% in 2012 according to the Central Bank of Chile. We cannot assure you that this trend will continue.

The measures taken by the Chilean Central Bank to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and services and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts are denominated in Unidades de Fomento or are indexed to the Chilean consumer price index, and we may not be able to fully pass any such increases on to our customers, which could have a material adverse effect on us. Furthermore, at December 31, 2012, approximately 21% of our outstanding debt was UF-denominated. As a result, severe increases in inflation could affect the Chilean economy and could have a material adverse effect on us.

Currency devaluations and foreign exchange fluctuations may have a material adverse effect on us.

The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. The main driver of exchange rate volatility in the past years was the significant devaluations in other Latin American countries, mainly Brazil, as well as general uncertainty and trade imbalances in the global markets. In 2007, the Chilean peso appreciation was driven by an improvement in Chilean economic indicators and record commodities prices, together with a weak performance of the U.S. dollar. More recently, the primary driver of exchange rate volatility has been the substantial appreciation of Latin American currencies, including the Chilean peso, against the U.S. dollar. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Chile” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates—Chile.”

Historically, a significant portion of our indebtedness has been denominated in U.S. dollars, while a substantial part of our revenues and operating expenses has been denominated in Chilean pesos. If the Chilean peso’s value declines against the dollar, we will need more Chilean pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect us. As of December 31, 2012, 57% of our financial debt (bank loans and bonds) was denominated in U.S. dollars, and 21% of such debt was fully hedged against exchange rate variations between the Chilean peso and the U.S. dollar through financial instruments such as forward exchange agreements and cross-currency swaps. The remainder of our interest-bearing debt is primarily UF- or Chilean peso-denominated and therefore not subject to exchange rate risk. Our hedging policy against foreign exchange fluctuations is disclosed in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.” We cannot assure you that our hedging policies will avoid future losses related to exchange rate variations.

Any significant currency devaluation or foreign exchange fluctuation in the future may adversely affect the performance of the Chilean economy and have a material adverse effect on us.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Financial reporting and securities disclosure requirements in Chile differ in certain significant respects from those required in the United States. There are also material differences between IFRS and U.S. GAAP. Accordingly, the information about Cencosud S.A. available to you will not be the same as the information available to holders of shares issued by a U.S. company. In addition, the Chilean Securities Market Law, which governs open or publicly listed companies, such as us, imposes disclosure requirements that are more limited than those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States, and the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Risks Related to Argentina

Argentine economic and political conditions and perceptions of these conditions in international markets may have a direct impact on our business and our access to international capital markets, and could have a material and adverse effect on us.

27.2% and 28.9% of our revenues from ordinary activities in the years ended December 31, 2012 and 2011, respectively, were derived from revenues in Argentina and an important share of our land bank is located in Argentina. Accordingly, our results of operations and financial condition are affected to a significant extent by the level of economic activity in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Argentina’s sovereign credit default swap (CDS) spreads are currently among the highest in the world. Between 2001 and 2003 Argentina experienced a period of severe political, economic and social crisis. In 2002, enactment of Law No. 25,561 (the “Public Emergency Law”) ended more than a decade of uninterrupted Argentine peso/U.S. dollar parity and the Argentine peso has fluctuated significantly since then. See “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates—Argentina.”

Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine peso and a high excess production capacity derived after a long period of deep recession, and was favored by high commodity prices. The global economic crisis of 2008 has led to a sudden deceleration of the economy, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and lack of consumer and investor confidence. According to the Instituto National de Estadísticas y Censos (the Argentine National Institute of Statistics and Census, or “INDEC”), Argentina’s gross domestic product, in real terms, grew by 8.7% in 2007, 6.8% in 2008, 0.9% in 2009, 9.2% in 2010 and is estimated to have grown 9.3% and 2.1% in 2011 and 2012 respectively. We cannot assure you that GDP will increase or remain stable in the future. Even though during 2010 and the first three quarters of 2011, the Argentine economy had begun to overcome the economic slowdown, showing strong growth levels of 9.3% (annualized) during 2012, the aforementioned economic slowdown has become more evident with the INDEC estimating GDP growth at 2.1%, there is uncertainty as to whether Argentina may sustain prolonged economic growth. The recent economic crisis in Europe and the uncertainties of the political future in Argentina, among other factors, may affect the development of the Argentine economy and have a material adverse effect on us.

Argentina’s limited ability to obtain financing from international markets and limited economic growth could have a material adverse effect on us.

Argentina’s 2001 default and its failure to fully restructure its sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as claims with the International Centre for Settlement of Investment Disputes (ICSID) have resulted and may continue to result in judgments against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek attachment orders or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on Argentina’s economy and, consequently, on us. Furthermore, Argentina’s inability to obtain credit could have a material adverse effect on our Argentine subsidiaries, including their ability to access international credit markets, either for working capital requirements or to repay their debt at maturity.

Adverse court rulings in the United States could have a material and adverse impact in the Argentine economy and us.

In 2012, holdouts from the 2001 Argentine debt-swap commenced legal proceedings against the Argentine Republic demanding full repayment of the principal amount owed under the issued notes and have made attempts to seize assets of Argentina held offshore. These holdouts were given a favorable court ruling on November 22, 2012 from the United States District Court for the Southern District of New York, who ordered Argentina to make repayments at the same pace it is repaying those who agreed to enter the 2001 debt-swap by enforcing the pari passu provision under the issued notes. Argentina and holders who participated in the debt-swap are appealing the ruling. We cannot predict when or in what form a final decision will be granted. Accordingly, a resolution of this dispute in a manner adverse to Argentina may further increase its borrowing cost and have a negative effect on the Argentine economy and us.

Inflation may continue to increase, causing adverse effects on the Argentine long-term credit markets as well as the Argentine economy, its growth and our activities in Argentina.

After several years of price stability, the devaluation of the Argentine peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002 before substantially stabilizing in 2003. However, consumer prices increased by 9.8% in 2006, 8.5% in 2007, 7.2% in 2008, 7.7% in 2009, 10.9% in 2010 and 9.5% in 2011 and 10.8% in 2012 according to the INDEC, and private institutes estimate that consumer prices have increased significantly more than official estimates. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness in international trade by diluting the effects of the Argentine peso devaluation and could have a material adverse effect on us.

Significant devaluation or appreciation of the Argentine peso against the U.S. dollar and other foreign currencies may adversely affect the Argentine economy, its growth and our activities in Argentina.

The depreciation of the Argentine peso in 2002 had positive effects on the competitiveness of certain sectors of the Argentine economy, but it also had a negative impact on the financial condition of Argentine businesses and individuals. The devaluation adversely affected the Chilean peso and the U.S. dollar value of our assets and earnings in Argentina and, thus, has had a negative effect on our financial condition. Moreover, the devaluation of the Argentine peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, and adversely affected the federal and provincial governments’ ability to honor their foreign debt obligations. If the Argentine peso experiences another significant devaluation, it may have a materially adverse effect on the local economy and on our business.

Furthermore, a substantial increase in the value of the Argentine peso against foreign currencies would adversely affect exports and could have a negative effect on the Argentine economy, with material and adverse consequences on us.

There are concerns about the accuracy of the Argentine INDEC’s measurements and thus its impact on us.

In January 2007, the INDEC modified its methodology used in calculating the consumer price index. At the same time, the Argentine government also replaced several key personnel at the INDEC, prompting complaints of government interference from the technical staff at the INDEC. In addition, the IMF requested that the government clarify its inflation rates. In June 2008, the INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations.

The new index has been criticized by economists and investors after its initial report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other index published by INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. If it is determined that it is necessary to correct the consumer price index and other INDEC index, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on us. On February 1, 2013 Argentina became the first member nation of the IMF to be censured due to concerns that it may be underreporting inflation and GDP figures. The IMF gave Argentina a deadline of September 29, 2013 to take “remedial measures” to boost the accuracy of the data provided. If this deadline is not met, Argentina could face further sanctions such as suspended voting rights, the impossibility of accessing IMF special drawing rights or even a compulsory withdrawal of its membership.

Intervention by the Argentine government in the Argentine economy has increased and may have a direct impact on our prices and sales.

The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine Government fixed the price for milk after a conflict among producers. Further government intervention in the economy could have an adverse effect on the levels of foreign investment in Argentina, Argentine companies’ access to international capital markets and trade and diplomatic relations between Argentina and other countries, which in turn could result in a material adverse effect on Argentina’s economy and, therefore, our business, financing capabilities, results of operations and financial condition. We cannot assure you that the Argentine government will not interfere in other areas in the retail industry in which we operate by setting prices or regulating other market conditions. Accordingly, we cannot assure you that the prices or other market conditions that the Argentine government might impose will allow us to freely negotiate the prices of our products, all of which could have a material adverse effect on us.

On February 1, 2013, the Argentine government required retailers to impose price limits on certain staple products for a period of 60 days. On March 29, 2013 the government of Argentina announced that retailers would have to continue to abide by agreed upon price limits for an additional 60-day period.

Government measures to address economic and social unrest may adversely affect the Argentine economy and thereby have a material adverse effect on us.

Despite the economic recovery and relative stabilization since 2003, social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, increase in export taxes, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. For example, on April 16, 2012, the Argentine government announced its intention to expropriate YPF S.A. (“YPF”), the largest oil and gas company in Argentina, which is controlled by Repsol YPF S.A., a Spanish integrated oil and gas company. On May 4, 2012 the Argentine Congress approved the expropriation of 51% of YPF’s capital stock. The nationalized capital stock was distributed as follows: 49% to certain Argentine provinces and the remaining 51% to the national government. These policies could destabilize the country, both socially and politically, and have a material adverse effect on the Argentine economy and other Latin American economies and, consequently, on us.

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors have experienced significant pressure from their employees, unions and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, the employees and labor organizations have begun again demanding significant wage increases. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits, including mandatory profit sharing, in the future. Any such measures could have a material adverse effect on us.

Argentine lease laws impose restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including prohibition of inflation adjustment clauses, mandatory minimum and maximum duration, and statutory tenants’ rights to rescind commercial lease agreements after the initial six months. These restrictions could have a material adverse effect on our Argentine operations.

In the past, in response to housing shortages, high rates of inflation and difficulties in obtaining credit, the Argentine government imposed more strict and burdensome regulations regarding leases. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. We cannot assure you that the Argentine government will not impose similar or more stringent regulations in the future, any of which could have a material and adverse effect on us.

Exchange controls could restrict the inflow and outflow of funds in Argentina and may have a material adverse effect on us.

In 2001 and 2002, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and stringent restrictions on the outflow of foreign currency from Argentina, including funds for purposes of paying principal and interest on debt and distributing dividends.

Although many of these restrictions have been eased in some respects, some restrictions on the transfer of funds from Argentina (e.g., to make payments of principal and interest) still remain in effect and other controls on capital inflows have been established. Further, similar or new restrictions relating to the purchase of foreign currency and its transfer abroad for the payment of dividends, which were significantly eased in 2003, could be reinstated in the future. If that were to occur, we may default in the payment of external debt obligations from Argentina, we may not be able to fund and/or finance our operations in Argentina, and/or we may not be able to distribute dividends from Argentina, which could have a material adverse effect on us. These existing controls and restrcitions on the foreign exchange market in Argentina, as well as any additional restrictions that may be imposed in the future, could impair our ability to transfer funds generated by our Argentine operations in U.S. dollars outside Argentina to fund the payment of dividends or other amounts, including payments required to be made by our Argentine subsidiaries to foreign creditors in respect of the guarantee of outstanding obligations denominated in U.S. dollars.

In addition, pursuant to Resolutions AFIP N° 3210/2011 and N° 3212/2011 and Communication “A” 5245, enacted in late 2011, prior to authorizing the sale of foreign currency to make portfolio investments abroad or similar investments, the local bank must obtain prior clearance from an online database run by the Argentina federal tax authority (Administración Federal de Ingresos Públicos, or “AFIP”). This database must confirm whether an individual or entity has sufficient declared assets or funds to make the purchase of foreign currency. In the event that such declared assets or funds are not sufficient, the bank may not sell foreign currency to such individual or entity. However, the regulations fail to explain how this calculation is carried out. This requirement may affect the ability of our Argentine subsidiaries to make or manage their foreign currency investments or to transfer funds abroad. Our Argentine subsidiaries represented 28.9% of our revenues for 2011 and 27.2% of our revenues for 2012. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates—Argentina.”

We may experience significant adverse effects from delays or restrictions on our ability to receive imported products imports.

The National Industry Ministry recently issued several resolutions implementing various governmental measures to restrict imports, including the application of non-tariff barriers to imports, such as non-automatic licenses (which are not subject to an obligation of being granted) introducing the obligation to file import products certificates.

Pursuant to General Resolution 3252, the Administración Federal de Ingresos Públicos (AFIP) implemented (effective from February 1, 2012) a system whereby, prior to issuing purchase orders (or any similar document), importers must complete a Declaración Jurada Anticipada de Importación (“Advanced Sworn Import Affidavit”), so that information is available in a registry of imports in order to comply with import requirements for companies and foreign trade operators. As a result of these and other measures, certain sectors have experienced difficulties or delays in importing products into Argentina. Such restrictions or delays could have a material adverse effect on the domestic Argentine market, production, consumption levels and the Argentine economy.

Risks Related to Brazil

Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets and could have a material adverse effect on us.

In the years ended December 31, 2012 and 2011, our operations in Brazil represented 22.9% and 20.5% of our consolidated revenues from ordinary activities for such periods, respectively. These percentages, however, will increase in future periods when our Prezunic operations are fully integrated. Accordingly, our financial condition and results of operations are dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s gross domestic product, in real terms, grew by 6.1% in 2007, 5.2% in 2008, decreased 0.3% in 2009, grew 7.5% in 2010 and 2.9% in 2011, according to the Central Bank of Brazil. The Brazilian central bank currently estimates 2012 gross domestic product expansion of approximately 1.0%. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could have a material adverse effect on us.

Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

Changes in Brazilian tax laws may increase our tax burden.

The Brazilian government frequently implements changes to tax regimes that may affect us and our customers. These changes include changes in prevailing tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our products, restrict our ability to do business in our existing and target markets and have a material adverse effect on us. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on export and imports. We may be materially and adversely affected by changes in policies or regulations involving or affecting factors such as:

•	interest rates;

•	monetary policy;

•	exchange controls and restrictions on remittances abroad;

•	currency fluctuations;

•	inflation;

•	liquidity of domestic capital and financial markets;

•	tax policy; and

•	other political, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil. As a result, these uncertainties and other future developments in the Brazilian economy may have a material adverse effect on us.

Inflation, and the Brazilian government’s measures to combat inflation, may generate economic uncertainty in Brazil.

Brazil has historically experienced high rates of inflation. In the recent past, inflation, as well as government efforts to combat inflation, have had significant negative effects on the Brazilian economy and contributed to heightened volatility in the Brazilian securities market. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at December 31 was 8.75% in 2009, 10.75% in 2010, 11.0% in 2011 and 7.25% in 2012, as determined by the Central Bank of Brazil’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

Brazilian government actions, including interest rate changes, intervention in the foreign exchange market, fiscal policy expansion and actions to adjust or fix the value of the Real, may trigger increases in inflation. If Brazil experiences substantial inflation in the future, the consequences may include greater economic uncertainty and increased costs for us, which may have a material adverse effect on us.

Furthermore, we currently owe an aggregate amount of R$250 million in connection with our acquisition of Bretas that is indexed to inflation in Brazil. In addition, we also owe an aggregate amount of R$215 million in connection with our acquisition of Prezunic that is indexed to inflation in Brazil. If our cash generation in local currency does not grow in line with inflation, our capacity to pay for these obligations may be negatively affected.

Exchange rate instability may adversely affect the Brazilian economy and us.

The Brazilian currency has historically suffered frequent fluctuations. In the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. There have often been significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar, the euro and other currencies. However, in the last four years, the Real depreciated (against the U.S. dollar) by 15.26%, from R$1.77 per U.S. dollar at December 31, 2007 to R$2.05 per U.S. dollar at December 31, 2012, except in 2008 when it reached R$2.34 per U.S. dollar. This volatility may affect our consolidated financial statements, due to the growing importance of our Brazilian operations in our business portfolio, which could have a material adverse effect on us. See “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Brazil” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates—Brazil.”

Our business in Brazil is subject to governmental regulation.

Our Brazilian operations are subject to a variety of national, state, and local laws and regulations, including environmental, agricultural, health and safety and labor laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Our failure to do so could subject us to fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and/or remediate damage or injury. Moreover, if applicable laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, our capital or operating costs could increase beyond what we currently anticipate, and the process of obtaining or renewing licenses for our activities could be hindered or even opposed by the competent authorities.

Risks Related to Peru

Economic, social and political developments in Peru, including political instability, inflation and unemployment, could have a material adverse effect on us.

During 2012, operations in Peru generated revenues from ordinary activities representing 8.0% of our consolidated revenues from ordinary activities. Our results of operations and financial condition may be affected by changes in economic and other policies of the Peruvian government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, and by other economic, social and political developments in Peru, including devaluation, currency exchange controls and economic growth. Previous Peruvian governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

In the past, Peru has suffered through periods of high inflation, which materially undermined the Peruvian economy and the government’s ability to create conditions that would support economic growth. A return to a high inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment and on us.

In addition, President Humala’s political party does not have a majority of the congressional seats which may potentially lead to a gridlock in the Peruvian Congress and create further political uncertainty.

A devaluation of the Peru’s currency or unexpected changes in exchange controls could have a material adverse effect on us.

The Peruvian currency has historically experienced a significant number of devaluations and, as a result, the Peruvian government has adopted and operated under various exchange rate control practices and determination policies, ranging from strict control to market determination of exchange rates. The Nuevo Sol depreciated against the U.S. dollar by 4.8% in 2008, appreciated against the U.S. dollar by 8.0% in 2009, appreciated against the U.S. dollar by 2.8% in 2010, appreciated against the U.S. dollar by 4.1% in 2011 and appreciated against the U.S. dollar by 5.72% in 2012. As the Peruvian economy is partially dollarized, devaluation of the Nuevo Sol against the U.S. dollar could have a negative impact on the economy. Therefore, any significant devaluation of the Nuevo Sol against the U.S. dollar could have a material adverse effect on us.

Risks Related to Colombia

We are highly dependent on economic and political conditions in Colombia in connection with our supermarket and retail operations in Colombia.

As a result of our acquisition of Carrefour’s supermarket operation in Colombia, the Colombian market has become a significant part of our supermarket business and related results of operations. Colombia has suffered periods of significant economic and political instability in the past.

Our revenues earned from our operations in Colombia depend to a significant extent on macroeconomic and political conditions in Colombia. Decreases in the growth rate, periods of negative growth, changes in law, increases in inflation, changes in regulation or policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters, such as (but not limited to) currency depreciation, interest rates, inflation, taxation, banking laws and regulations and other political or economic developments, in or affecting Colombia may affect the overall business environment and could, in turn, impact our financial condition and results of operations.

Colombia’s fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 0.1% of GDP in 2008, 2.7% of GDP in 2009, 3.2% of GDP in 2010 and 2.0% of GDP in 2011.

Despite the recovery of Colombia’s economy over the past several years, we cannot assure you that such growth and relative stability will be sustained. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations and financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic policies that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

The Colombian government and the Colombian Central Bank may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. Dollar and fostering domestic price stability. The Colombian Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents, including us. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. We cannot predict or control future actions by the Colombian Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The use of such measures by the Colombian Central Bank may be a disincentive for us to obtain loans denominated in a foreign currency. We cannot predict the effects that such policies will have on the Colombian economy. In addition, we cannot assure you that the Colombian peso will not depreciate or appreciate relative to other currencies in the future.

Our assets located in Colombia are subject to various risks associated with emerging market countries, such as Colombia.

Asset ownership in Colombia, as is the case in other emerging market countries, is subject to political, economic and other uncertainties, including expropriation, nationalization, renegotiation or nullification of existing contracts, currency exchange restrictions and international monetary fluctuations. We cannot assure you that our operating results will not be affected by the occurrence of any such events.

Colombian government policies will likely significantly affect the economy and, as a result, our business and operations in Colombia.

The Colombian government has historically exercised substantial influence over the Colombian economy, and its policies are likely to continue to have an important effect on our operations in Colombia. Our business in Colombia could be adversely affected by changes in policy, or future judicial interpretations of such policies, involving exchange controls and other matters such as currency devaluation, inflation, interest rates, taxation, regulations and other political or economic developments in or affecting Colombia.

Although Colombia has maintained stable economic growth since 2003 and an inflation rate below 8% during the last 10 years, in the past, economic growth has been negatively affected by lower foreign direct investment and high inflation rates and the perception of political instability. We cannot assure you that growth achieved in recent years by the Colombian economy will continue in future periods. If the perception of improved overall stability in Colombia deteriorates or if foreign direct investment declines, the Colombian economy may face a downturn, which could negatively affect our results of operations.

Colombia’s economy remains vulnerable to external shocks that could be caused by its major regional trading partners experiencing significant economic difficulties or by more general “contagion” effects, which could have a material adverse effect on Colombia’s economic growth and its ability to service its debt.

Colombia has recently experienced slower growth and other adverse economic and financial effects as a result of the global financial crisis. The Colombian government has indicated that tightening credit conditions in financial markets could have a potential, although limited, negative impact on Colombian economy mainly through lower foreign direct investment flows. A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States and Venezuela, could have a material adverse impact on Colombia’s balance of trade and adversely affect Colombia’s economic growth. According to the Colombian Ministry of Commerce, the United States is Colombia’s largest export market. In 2010, the United States accounted for 42% of Colombia’s total exports. Accordingly, a new decline in U.S. demand could have a material adverse effect on Colombian exports and Colombia’s economic growth, which could, in turn, likely have detrimental results on our business activities. Colombia’s recent diplomatic crisis with Venezuela, Colombia’s major trading partner of non-traditional products, may adversely affect the levels of Colombian exports to Venezuela.

Colombia has experienced several periods of violence and instability and such violence instability could affect the economy and our operations.

Colombia has experienced several periods of severe criminal violence over the past four decades, primarily due to the activities of guerilla, paramilitary groups and drug cartels. In remote regions of the country, where governmental presence is minimal, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces, including the creation of specialized units. Despite these efforts, drug-related crime and guerrilla and paramilitary activity continue to exist in Colombia. Any possible escalation in the violence associated with these activities may have a negative impact on the Colombian economy in the future. In the context of any political instability, allegations have been made against members of the Colombian government concerning possible ties with paramilitary groups. These allegations may have a negative impact on the Colombian government’s credibility, which could in turn have a negative impact on the Colombian economy or our operations there in the future.

Colombia’s diplomatic relations with Venezuela and Ecuador may affect the Colombian economy and, consequently, our results of operations and financial condition.

Diplomatic relations with Venezuela and Ecuador, two of Colombia’s main trading partners, have from time to time been tense, and have been affected by events surrounding the armed conflict with the Revolutionary Armed Forces of Colombia, or the FARC (Fuerzas Armadas Revolucionarias de Colombia), particularly on Colombia’s borders with Venezuela and Ecuador. Any further deterioration in relations of Colombia with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative effect on Colombia’s trade balance, economy and national security, which may adversely affect our results of operations.

Natural disasters in Colombia could disrupt our business and affect our results of operations in Colombia.

We are exposed to natural disasters in Colombia, such as earthquakes, volcanic eruptions, floods, tropical storms and hurricanes. In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our business in Colombia, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our business could be compromised. Natural disasters or similar events could also result in substantial volatility in our results of our Colombian operations for any fiscal quarter or year.

Our Colombian operations are subject to regulation.

The supermarket business in Colombia is mainly regulated by the Colombian Consumer Protection Bureau and the free market. Nevertheless, the Colombian Superintendence of Industry and Commerce (the “ Superintendencia de Industry y Comercio”) acts as the supervisory agency for the enforcement of regulations issued by the Colombian Consumer Protection Bureau. The Colombian Ministry of Industry and Tourism also plays an import role in the industry as it has within its reach ability to take any required measure to ensure the protection of the local market for domestic industry. In the past the ministry has relied on a wide array of measures to achieve this goal which have included the creation of product specific duties or price controls.

Furthermore, all corporations are regulated by the Colombia Superintendence of Corporations (“Superintendencia de Sociedades”). This government body oversees and approves corporate events such as mergers, acquisitions and bankruptcies. All corporations under the scope of this body in Colombia must file annual financial statements therewith.

New or higher taxes resulting from changes in tax laws and regulations in Colombia or the interpretation thereof could adversely affect our results of operations in Colombia.

The enactment of new tax laws and regulations, and uncertainties with respect to the application or interpretation of future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and other taxes on net worth, have modified income tax withholding rates and have eliminated certain tax benefits.

The Colombian government could seize or expropriate our assets under certain circumstances.

Pursuant to Article 58 of the Colombian constitution, the Colombian government may exercise its eminent domain powers in respect of our assets in the event such action is required in order to protect the public interest. According to Law 388 of 1997, the eminent domain power may be exercised through: (i) an ordinary expropriation proceeding (expropiación ordinaria), (ii) an administrative expropriation proceedings (expropriación administrativa) or (iii) an expropriation for war reasons (expropiación en caso de guerra). In all cases, we would be entitled to a fair indemnification for the expropriated assets as described below. Also, as a general rule, indemnification must be paid before the asset is effectively expropriated.

Under an ordinary expropriation proceeding, the Colombian government may expropriate any asset. Before expropriating, the Colombian government must offer to purchase the asset from its owner at market value as determined by an independent appraiser. If no agreement is reached by the parties after 30 days of such offering, the Colombian government may initiate a judicial procedure. Under the procedure, the relevant court would decide on the validity of the expropriation and the amount of the indemnification.

An administrative expropriation proceedings may occur when the factors supporting the expropriation represent an imminent risk affecting public interest. Before conducting an administrative expropriation, the Colombian government must offer to purchase the asset from its owner at market value as determined by an independent appraiser. If no agreement is reached by the parties after 30 days of such offering, the Colombian government may expropriate the asset directly (i.e., without having to conduct a judicial proceeding) and establish the indemnification amount based on the asset’s market value. After the expropriation, the parties may challenge the validity of the expropriation and the amount of the indemnification granted through a judicial process.

In an expropriation by reason of war, the Colombian government may expropriate personal property without the need to pay any indemnification prior to the expropriation and temporarily occupy real property for as long as national security matters require. Possession of real property expropriated must be returned to its original owner once the necessity for expropriation by reason of war ceases to exist.

Exchange rate fluctuations could adversely affect the Colombian economy, and therefore, us.

The Colombian peso is a highly volatile currency that has been subject to significant devaluations and appreciations in the past and may be subject to similar fluctuations in the future. A significant devaluation or appreciation of the Colombian peso in relation to the U.S. dollar could adversely affect the Colombian economy and, as a result, our operating results.

High rates of inflation may have an adverse impact us.

Rates of inflation in Colombia have been historically high, and we cannot assure you that inflation will not return to high levels. Inflation rates were 2.0%, 3.2% and 3.7% for 2009, 2010 and 2011 and 2.44% for 2012. Inflationary pressures may, among other things, reduce consumers’ purchasing power and we cannot assure you that measures taken by the Colombian government and Colombian Central Bank will suffice to curb inflation. A return to high inflation in Colombia may harm our results of operations.

We may not achieve the expected strategic objectives and financial benefits from the acquisition of Carrefour’s supermarket operations in Colombia.

We expect to realize strategic and financial benefits as a result of the completed acquisition of Carrefour’s supermarket operations in Colombia, including potential synergies. Our ability to realize these benefits, however, is subject to risks and uncertainties, including, among others:

•	we may not be successful in retaining senior management;

•	we may be unable to anticipate or manage risks that are unique to the Colombian businesses; and

•	we may be unable to compete successfully in the Colombian market as a result of our limited familiarity with Colombia in general and its customer demographics in particular.

Our growth strategy includes expanding the supermarket business in Colombia, both in existing markets and by opening stores in new markets. Our future growth is dependent, in part, on the ability to build, buy or lease new stores. Local land use, local zoning issues, environmental and other regulations applicable to the types of stores we desire to construct may impact our ability to find suitable locations, and increase the cost of building, buying or leasing stores.

Our failure to manage these risks, or other risks related to the announced acquisition of the Colombian businesses that are not currently known to us, could prevent us from realizing the expected benefits of acquiring Carrefour’s supermarket operations in Colombia.

We have limited knowledge of the liabilities of the Acquired Companies.

As part of our acquisition of the Acquired Companies, we have carried out, and are in the process of carrying out, legal and accounting due diligence on the Acquired Companies. The purchase agreement that we have entered into with Carrefour allows us to recover only for certain breaches of representations and warranties, and we may not be able to recover from Carrefour for liabilities that we may discover following the closing of the acquisition. We may incur significant losses in connection with liabilities of the Acquired Companies, which may have a material adverse effect on us and on our ability to meet our obligations under the notes.

The operating information related to the Acquired Companies in this annual report may be imprecise and incomplete.

We describe in this annual report for informational purposes only certain operating information of the Acquired Companies, which we have obtained from Carrefour and other publicly-available sources and which represents our best understanding and our management’s expectations regarding this information. However, not all of this information has been independently verified. Therefore, you should not rely on this information as an indication of the Acquired Companies’ businesses and results of operations or of our future business and results of operations once the acquisition is completed. The operating information of the Acquired Companies included in this annual report may significantly differ from the actual operating information of the Acquired Companies.

Risks Related to our Shares and the ADSs

Our ADSs have a limited trading history.

Our ADSs began to trade on the New York Stock Exchange on June 22nd, 2012, and as a result have a limited trading history. We cannot predict the extent to which investor interest in our company will maintain an active trading market on the NYSE, or how liquid that market will be in the future. The market price of our ADSs may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover the ADSs or our common stock or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any financial analysts that elect to follow the ADSs or shares of common stock or the shares of common stock of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of the ADSs and shares of common stock; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of the ADSs and shares of common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could have a material adverse effect on us.

There may be a lack of liquidity and market for our shares of common stock and the ADSs in Chile.

Our shares of common stock are listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange, which we collectively refer to as the “Chilean Stock Exchanges.” Although ADS holders are entitled to withdraw shares of common stock underlying the ADSs from The Bank of New York Mellon (the “Depositary”) at any time, the Chilean Stock Exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. Although our shares of common stock are traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for our shares of common stock will continue to exist. As of the date of this annual report, our non-controlling shareholders hold approximately 39% of our outstanding shares of common stock. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market any shares of common stock obtained upon withdrawal of such shares from the ADS facility in the amount and at the price and time such holder desires, and could increase volatility of the price of the ADSs.

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce directly the rights of shareholders under our estatutos (“Bylaws”) and the laws of Chile. Holders of ADSs may exercise voting rights with respect to the shares of common stock represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. Holders of our shares of common stock will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the Depositary following our notice to the Depositary requesting the Depositary to do so. To exercise their voting rights, holders of ADSs must instruct the Depositary on a timely basis on how they wish to vote. This voting process necessarily will take longer for holders of ADSs than for holders of our common stock. If the Depositary fails to receive timely voting instructions for all or part of the ADSs, the Depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote with respect to their ADSs, except in limited circumstances.

Holders of ADSs also may not receive the voting materials in time to instruct the Depositary to vote the common stock underlying their ADSs. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the shares of common stock underlying their ADSs are not voted as requested.

The significant share ownership of our controlling shareholders may have a material adverse effect on the future market price of the ADSs and our shares of common stock.

We are currently controlled by our founder, Mr. Horst Paulmann, and his family, who together have a 60.8% ownership stake in us, through Inversiones Quinchamali Ltda., Inversiones Latadía Ltda. and Inversiones Tano Ltda, as of the date of this annual report. A disposition by our controlling shareholder of a significant number of our shares, or the perception that such a disposition might occur, could materially and adversely affect the trading price of our shares of common stock on the Santiago Stock Exchange as well as the market price of the ADSs on the New York Stock Exchange.

Our controlling shareholders are able to exercise significant control over our company, and also own a significant minority interest in many of our international subsidiaries which could result in conflicts of interest.

Our controlling shareholders are in a position to direct our management and to determine the result of substantially all matters to be decided by majority vote of our shareholders, including the election of a majority of the members of our board of directors, determining the amount of dividends distributed by us (subject to the legally mandated minimum of 30% of net income), adopting certain amendments to our Bylaws, including the issuance of new shares, enforcing or waiving our rights under existing agreements, leases and contractual arrangements and entering into agreements with entities affiliated with us. As a result, circumstances may occur in which our controlling shareholders’ interests could be in conflict with your interests as holder of the ADSs. Our controlling shareholders may have interests in pursuing or preventing acquisitions, divestitures or other transactions where, in their judgment, such action would be in our best interests, even though such action may not be in the best interests of our minority shareholders.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Therefore, you will not have the same protections afforded to shareholders of companies that are subject to all New NYSE corporate governance requirements.

For example, in reliance on the foreign private issuer exemption to the NYSE listing rules a majority of our board of directors may not consist of independent directors; our board’s approach may therefore be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to the NYSE listing rules.

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”) that apply to “foreign private issuers.” The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example, we will be required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q. In addition, we will be required to file current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Chilean law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer. Finally, we are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

Chilean law provides for fewer and less well-defined shareholders’ rights.

Our corporate affairs are governed by our Bylaws (which serve the combined function of the articles of incorporation and the bylaws of a U.S. corporation), and the laws of Chile. Under such laws and our Bylaws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to redemption rights in the event of a merger or other business combination undertaken by us. Persons or entities who seek to acquire control of a publicly-held Chilean corporation through a tender offer (oferta pública de adquisición de acciones), must make an offer to any and all shareholders of such company. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Right of dissenting shareholders to tender their shares” and “—Dividend and liquidation rights.”

Our recent transformation as a U.S. public company may increase our costs and disrupt the regular operations of our business.

Our recent initial public offering has had a significant transformative effect on us. We have incurred and expect to incur additional legal, accounting, reporting and other expenses as a result of having an ADS program. We will also incur costs which we have not incurred previously, including, but not limited to, increased costs and expenses for directors’ fees, increased directors and officers insurance, increased investor relations, and various other incremental costs related to having an ADS program traded in the United States.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the Securities and Exchange Commission (the “SEC”) and NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have a material adverse impact on our ability to recruit and bring on a qualified independent board. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, the ADSs, and may impose additional controls or restrictions in the future.

Equity investments into Chile from abroad are subject to the requirement that investors provide Chile’s Central Bank with information related to such equity investments and conduct any operations in connection with the repatriation of investments and earnings on them within Chile’s Mercado Cambiario Formal, or Formal Exchange Market. See “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Chile.”

Holders of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and expenses and fees of the Depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under “Item 10. Additional Information—E. Taxation—General—Material United States Federal Income Tax Considerations”). If for any reason, including changes in Chilean laws or regulations, the Depositary were unable to convert Chilean pesos to U.S. dollars, investors may receive dividends and other distributions, if any, in Chilean pesos.

Additional Chilean restrictions applicable to the holders of the ADSs and other foreign investors in Chile could be imposed in the future. The Central Bank of Chile has the authority to impose at any time certain controls, restrictions or obligations on foreign investors in Chile. Such restrictions could include, but are not limited to, the requirement to obtain the Central Bank of Chile’s prior approval for the repatriation of the proceeds from the disposition of shares underlying the ADSs or the payment of dividends. We cannot advise you as to the duration or impact of any such restrictions if imposed.

Currency devaluations, foreign exchange fluctuations and foreign currency conversion costs may have a material adverse effect on the U.S. dollar value of any cash distributions made to ADS holders in respect of ADSs.

If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the Depositary for the ADSs could be materially and adversely affected. Cash distributions made in respect of the ADSs are received by the Depositary in Chilean pesos, are then converted by the Depositary into U.S. dollars at the then prevailing exchange rate and distributed to the holders of ADSs. In addition, the Depositary will incur foreign currency conversion costs (to be borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to ADSs.

ADS holders may not be able to effect service of process on, or enforce judgments or bring original actions against, us, our directors or our executive officers, which may limit the ability of holders of ADSs to seek relief against us.

We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. As a result, it may be difficult for ADS holders to effect service of process outside Chile upon us or our directors and executive officers or to bring an action against us or such persons in the United States or Chile to enforce liabilities based on U.S. federal securities laws. It may also be difficult for ADS holders to enforce in the United States or in Chilean courts money judgments obtained in United States courts against us or our directors and executive officers based on civil liability provisions of the U.S. federal securities laws. If a U.S. court grants a final money judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this money judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant and that enforcement would not violate Chilean public policy. Failure to satisfy any of such requirements may result in non-enforcement of your rights.

Preemptive rights may be unavailable to ADS holders or U.S. holders of shares in certain circumstances and, as a result, U.S. owners of shares or ADSs would be subject to potential dilution.

The Ley sobre Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to in this document collectively as the “Chilean Corporations Law,” require us, whenever we issue new shares for cash and sell treasury shares, to grant preemptive rights to all of our shareholders (including shares represented by ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. It is possible that, in connection with any future issuances of shares, we may not be able to offer shares to U.S. holders of shares or ADSs pursuant to preemptive rights granted to our shareholders and, as a result such U.S. holders of shares or ADSs would be subject to potential dilution.

We will not be able to offer shares to ADS holders or U.S. holders of shares pursuant to preemptive rights that we grant to our shareholders in connection with any future issuance of shares or sale of treasury shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available.

Such a registration statement may not be filed and an exemption from the registration requirements of the Securities Act may not be available. If owners of ADSs are unable to exercise preemptive rights because a registration statement has not been filed, the Depositary will attempt to sell such owners’ preemptive rights and distribute the net proceeds of the sale (net of the depositary’s fees and expenses) to the holders of the ADSs, provided that a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. It is possible that a secondary market in preemptive rights may not develop in connection with any future issuance of shares or, if such a market does develop, a premium may not be able to be realized on their sale.

If preemptive rights cannot be sold, they will expire, and holders of ADSs will not realize any value from the grant of such preemptive rights. In either case, the equity interest in us of the holders of ADSs would be diluted proportionately.

ADS holders may not be able to exercise redemption rights that are granted by the Chilean corporations Law to registered shareholders of publicly traded Chilean corporations.

Under Ley sobre Sociedades Anónimas No. 18,046, as amended (the “Chilean Corporations Law”), if any of the following resolutions is adopted by our shareholders at any extraordinary shareholders meeting, dissenting shareholders have the right of redemption and can require us to repurchase their shares, subject to the fulfillment of certain terms and conditions. A dissenting shareholder is a shareholder who either attends the shareholders meeting and votes against a resolution which results in a redemption right or, if absent from the shareholders meeting, a shareholder who notifies the company in writing within 30 days of the shareholders meeting of his opposition to the resolution and that he is exercising his redemption right.

The resolutions that result in a shareholder’s redemption right are the following:

•	our transformation into a different type of legal entity;

•	our merger with or into another company;

•

the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets; the sale of 50% or more of the assets of an affiliate which represents at least 20% of the assets of the corporation, as well as any sale of its shares which would result in us ceasing to be in control of such subsidiary;

•

the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to security interests or personal guarantees are granted to secure or guarantee obligations of our subsidiaries;

•

the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the redemption right only accrues to dissenting shareholders of the class or classes of shares adversely affected;

•

the amendment of our Bylaws to correct any formal defect in our incorporation, which might cause our Bylaws to be null and void, or any amendment of our Bylaws that grants a shareholder a redemption right;

•

the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

•	any other causes as may be established by Chilean law and our Bylaws (our Bylaws currently do not establish any instances).

In addition, shareholders of a publicly held corporation have a redemption right if a person acquires two-thirds or more of the outstanding voting stock of the company and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their redemption rights. However, the right of redemption described in the previous sentence does not apply in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term.

Finally, shareholders of a publicly held corporation have the right of redemption within 30 days after the date when the controller acquires more than 95% of the shares of the company. These redemption rights must be exercised within 30 days.

ADS holders own a beneficial interest in shares held by the Depositary and, accordingly, they are not shareholders of the Company. The Depositary will not exercise redemption rights on behalf of ADS holders. Accordingly, in order to ensure a valid exercise of redemption rights, an ADS holder would have to cancel his ADSs and become a registered shareholder of the Company no later than the date which is five Chilean business days before the shareholders’ meeting at which the vote which would give rise to redemption rights is taken, or the applicable record date for redemption rights that arise other than as a result of a shareholder vote. Redemption rights must then be exercised in the manner prescribed in the notice to shareholders that is required to be sent to shareholders of Chilean public companies advising such holders of their right of redemption. If an event occurs that gives rise to redemption rights, ADS holders will have a limited time to cancel their ADSs and to become registered shareholders of the Company prior to the record date for the shareholders meeting or other event giving rise to such redemption rights. If an ADS holder does not become a registered shareholder of the Company prior to such record date he will not be able to exercise the redemption rights available to registered shareholders.

Market volatility may affect our stock price and the value of your investment.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

•	announcements of new initiatives, commercial relationships, acquisitions or other events by us or our competitors;

•	failure of any of our initiatives to achieve commercial success;

•	fluctuations in stock market prices and trading volumes of securities of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	variations in our operating results, or the operating results of our competitors;

•	changes in our financial guidance to investors and analysts or our failure to achieve such expectations;

•	delays in, or our failure to provide, financial guidance;

•	changes in securities analysts’ estimates of our financial performance or our failure to achieve such estimates;

•	sales of large blocks of our common stock, including sales by our controlling shareholders;

•	additions or departures of any of our key personnel;

•	changes in accounting principles or methodologies;

•	changing legal or regulatory developments in the United States and other countries, including the companies in which we operate; and

•	discussion of us or our stock price by the financial press and in online investor communities.

In addition, the stock market in general has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management’s attention from our business.

Exchange rate fluctuations may affect our stock price.

As our operations are denominated in local currencies (Chilean Peso, Brazilian Real, Peruvian Sol, Argentinian Peso and Colombian Peso), changes in the currency parities may affect our recognition of results. Furthermore, as our stocks are primarily traded at the Santiago Stock Exchange, our stock is traded and listed in Chilean pesos. Therefore, changes in the Chilean Peso versus the U.S. Dollar parity may affect the value of your investment when measured in U.S. Dollars.

Item 4.	Information on the Company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

We are a publicly-held stock corporation (sociedad anónima abierta) organized under the laws of Chile and have an indefinite corporate duration. We were incorporated by a public deed dated November 10, 1978. This abstract is recorded on page 13808 No. 7412 of the Registro de Comercio de Santiago (Commercial Registry of Santiago) for the year 1978. Our legal name is “Cencosud S.A.” Our registered office is located at Av. Kennedy 9001, Piso 6, Las Condes, Santiago, Chile and our main telephone number is 56 (2) 959-0000.

History

Our history has been one demonstrating organic growth as well as significant, ongoing acquisitions designed to enhance our footprint in the industries in which we operate and increase our market share and brand recognition.

1960—2001

We trace our origins to the opening in 1960 of our first supermarket, with a selling area of 160 square meters, in Temuco, Chile. In the mid-1970s, we expanded our business by opening the first Jumbo hypermarket in Chile, with a selling space of 7,000 square meters, located on Kennedy Avenue in Santiago.

In 1982, we began our operations in Argentina with the opening of Argentina’s first Jumbo hypermarket which had a selling space of 9,282 square meters. We continued to expand in Argentina with the construction of Unicenter in 1988, Argentina’s largest shopping center which today has a selling space of 91,771 square meters. In 1993, we opened Lomas Center, the first shopping center in the south of the Buenos Aires metropolitan area. In 1994, we opened San Martin Factory (an outlet shopping center). In 1996, we opened Palermo shopping center in Buenos Aires. Between 1997 and 2003, we opened Quilmes Factory (an outlet shopping center), Palmas de Pilar and El Portal de Escobar, all of which are located in Greater Buenos Aires.

In 1993, we expanded our shopping center business in Chile by opening Alto Las Condes, at that time Chile’s most modern shopping center with a selling space of 115,258 square meters. In the same year, we expanded our line of business by opening Easy home improvement stores in Chile and Argentina which offer products required to improve and maintain a home, as well as construction materials and design and decoration products. That year, we opened our first Easy home improvement stores in the Alto Las Condes shopping center in Chile and in the Parque Brown Factory shopping center in Argentina.

2002—2006

In 2002, we continued our expansion in Chile by opening three new Jumbo hypermarkets, four new Easy home improvement stores and the Portal La Reina shopping center. In November 2002, we significantly expanded our presence in the Chilean home improvement sector through the acquisition of Proterra, a small chain of do-it-yourself stores in southern Chile, and converted its seven stores to our Easy home improvement stores. In 2002, we acquired the operations of Home Depot (Argentina).

In 2003, we acquired the supermarket chain Santa Isabel making us the second-largest supermarket operator in Chile in terms of revenues according to our estimations. We also opened two new shopping centers, the Florida Center and Portal La Dehesa, both in Santiago. We also started our credit card business with the incorporation of our Cencosud Administradora de Tarjetas de Crédito S.A. subsidiary, and the launching of the Jumbo Más credit card.

In April 2004, we acquired Las Brisas supermarket chain, which enhanced our geographical coverage in several areas including Valparaíso and Concepción through the addition of 17 new stores. In May 2004, we completed our initial public offering in Chile and were listed on the Santiago Stock Exchange. At the same time, we issued ADSs in the international capital markets in a private offering pursuant to Rule 144A and Regulation S, raising over U.S.$330 million. In November 2004, through the acquisition of the supermarket chain Montecarlo, we consolidated our position as the second-largest supermarket operator in Chile. In November 2004, we also acquired the supermarket chain Disco in Argentina, one of Argentina’s largest supermarket chains, which we believe consolidated our position as the second-largest supermarket operator in that country in terms of revenues. Moreover, in October 2004, we opened a new shopping center in Argentina, Portal de Rosario, which we believe currently is the largest in the Rosario area in terms of revenues.

In March 2005, we entered into the department stores business through the acquisition of Empresas Almacenes Paris S.A., one of Chile’s most important department stores chains and which also operated a travel agency, an insurance broker, Banco Paris and Administradora de Créditos Comerciales ACC S.A. In September 2005, we rebranded our Las Brisas and Montecarlo brands under Santa Isabel brand, in order to consolidate and enhance our supermarket business.

2007—Present

In June 2007, we acquired other two supermarket chains in Chile, Infante which operates in the city of Antofagasta and Economax with a significant presence in Santiago’s downtown, adding in total 16 new stores to our supermarket business. Likewise, we expanded our retail department store business by acquiring the Foster and Eurofashion clothing store chain which sells the popular clothing brands Foster, JJO and Maritimo. In November 2007, we acquired the GBarbosa supermarket and hypermarket chain which operated both formats in the northeast region of Brazil with a total of 46 stores.

In December 2007, we entered into an agreement to acquired GSW S.A., the operator of the Wong chain of supermarkets, hypermarkets and shopping centers in Peru. Pursuant to this agreement the Wong family acquired a percentage of our shares and consequently became one of our main shareholders.

In May 2007, we entered into a joint venture agreement with Casino Guichard-Perrachon S.A. (“Casino”) in order to develop the home improvement store business in Colombia. Pursuant to the joint venture, initially we had a 70% interest in the joint venture and were in charge of the operational administration of Easy Colombia S.A., with Casino owning the remaining 30%. In April 2009, we acquired Casino’s shares in the joint venture, increasing our ownership stake to 100%.

In 2008, we entered the financing business in Argentina, with the launch of the Cencosud credit card and the opening of an insurance brokerage company in Argentina. By the end of 2008, over 200,000 cards had already been issued and around 55,000 policies had been sold in Argentina. In September 2008, we acquired Blaisten, a professional do-it-yourself store in Argentina.

In 2010, we expanded our footprint in the Brazilian market through the acquisition of three supermarket chains. In March 2010, we acquired the four-store Super Familia supermarket chain which we estimate to be the third-largest in the city of Fortaleza. In April 2010, we entered the high-end retail market in Brazil with the acquisition of Perini Comercial do Alimento Ltda., operator of the four-store chain of Perini supermarkets in the city of Salvador. Perini is a well-known brand in Brazil with 46 years in the market and complements our existing operations in Brazil. In October 2010, we acquired what we estimated to be the largest supermarket chain in the Brazilian state of Minas Gerais, Bretas, with 62 stores in three Brazilian states at the time of acquisition: Minas Gerais, Goias and Bahia. With the Bretas acquisition, we consolidated our position as Brazil’s fourth-largest supermarket operator in terms of revenues, as measured by ABRAS.

At the beginning of 2011 we issued U.S.$750 million aggregate principal amount of bonds due 2021 in a 144A/Reg-S offering in the international capital market, with a fixed interest rate of 5.50%. Additionally, in June 2011 we issued a local bond in Chilean pesos, for the amount of Ch$54,000 million aggregate principal amount of bonds due 2031 in the local Chilean market, with a fixed interest rate of 7.40%. This was the first bond issued by a local company, both public and private, in Chilean pesos with a term to maturity of 20 years.

In March 2011, UBS AG London Branch (“UBS”) executed a shareholders agreement to purchase from certain investors a 38.636% stake in Cencosud’s subsidiary Jumbo Retail Argentina, which operates our supermarkets in Argentina, for U.S.$442 million.

In August 2011, Cencosud Brasil Comercial Ltda. (“Cencosud Brasil Comercial”), Irmãos Bretas, Filhos e Cia. Ltda. (“Bretas”), Mercantil Rodrigues Comercial, Ltda. (“Mercantil Rodrigues”), Perini Comercial de Alimentos Ltda. (“Perini”) and Cencosud Brasil entered into an agreement with Banco Bradesco pursuant to which Banco Bradesco agreed to render financial services in Cencosud stores in Brazil, particularly regarding the exclusive issuance and operation of the Cencosud Card credit card (Cartão Cencosud), as well as the offer, within Cencosud stores in Brazil, of consumer loans, purchase financing and insurance products. Prezunic is currently not included in this venture.

In 2011, we continued expanding into the Brazilian market through the acquisition of Cardoso. Cardoso is a three-store supermarket chain in the state of Bahia, with net sales of approximately R$60 million (U.S.$35.9 million) in 2011. Cencosud paid the purchase price of U.S.$11.3 million or Ch$5,429 million in three installments, 60% on the closing of the transaction, 20% on the 6-month anniversary of the closing date and the remaining 20% on the first year anniversary of the closing date. We have converted the acquired stores to the GBarbosa format and are now operating under this brand.

In December 2011, we acquired 85.58% of the capital stock of in Johnson’s S.A. for an aggregate purchase price of Ch$32,606 million. Johnson is a department store with 39 stores throughout Chile using the Johnson brand and 13 stores using the FES brand totaling 117,569 square meters of selling space. In 2011, Johnson registered sales of Ch$118,447 million from its retail operations. Johnson’s retail financing arm has been migrated to our Cencosud format and all clients have been brought on to Tarjeta Cencosud. Clients of former Johnson’s retail financing arm are now offered the same services as all other Cencosud clients. With the acquisition of Johnson we are able to target low and middle income market segments, in a similar fashion as with the acquisition of Santa Isabel in the supermarkets division, as Johnson stores are smaller, targeted to low and mid income consumers and better located to target that market segment.

On January 2, 2012, we acquired 100% of the capital stock of Prezunic. The aggregate purchase price of the operation was R$875 million (or approximately Ch$242,690 million), payable as follows: R$580 million on the closing date of the transaction (January 2, 2012), with the balance to be paid as follows: R$80 million, R$85 million, R$80 million and R$50 million, on the first, second, third and fourth anniversary of the closing date, respectively. We estimate that Prezunic is the third-largest supermarket chain in Rio de Janeiro with 31 stores and net sales of approximately R$2.2 billion in 2011.

On June 13, 2012, we opened Costanera Center shopping mall, the largest shopping center in Chile and will include an office tower that we believe will be the tallest building in South America, a landmark development for the city of Santiago. On June 29, 2012, we repurchased 38.636% of the capital stock of Jumbo Retail Argentina from UBS. On July 3, 2012, we completed our SEC-registered initial public equity offering of 105,000,000 common shares in the form of common shares and ADSs listed on the New York Stock Exchange.

On November 30, 2012, we took over what formerly represented the operations of Carrefour in the Colombian market. With this move, we believe to have become the second largest player in Colombia’s supermarket industry. Through this acquisition, we acquired over 98 stores in different cities and regions of Colombia. In December 2012, we issued U.S.$1,200 million aggregate principal amount of bonds due 2023 in a 144A/Reg-S offering in the international capital markets, with a fixed interest rate of 4.875%.

In February 2013, we announced a preemptive rights offering in the Chilean market pursuant to a capital increase for the amount of U.S.$1,600 million. Proceeds of this offering were used for the prepayment of the outstanding bridge loan facility we incurred to finance our acquisition of Carrefour’s operations in Colombia in the amount of US$1,500 million, with the remainder to repay other short term liabilities, including debt facilities related to our Brazilian operations. This offering was completed on March 14, 2013, raising Ch$770,647 million (98.9% subscription). The remainder of the offered shares were successfully auctioned at the Santiago stock exchange.

Acquisition of Carrefour’s Operations in Colombia

On November 30, 2012, we completed the acquisition of the former operation of Carrefour Colombia for a total purchase price equal to €2 billion subject to adjustments pursuant to the stock purchase agreement related thereto. The Acquired Companies operate supermarkets under the “Carrefour” and “Maxi” brand names in Colombia.

The acquisition included the purchase of 92 total stores, including 72 hypermarket stores, 16 convenience stores, and four cash and carry stores and gas stations. The stores acquired are located in nine of the ten largest cities in Colombia. Colombia is the second most populous country in South America, with solid macroeconomic indicators and what we believe to be good growth prospects. We believe this transaction has placed Cencosud as the second largest supermarket operator in Colombia in terms of sales and consolidates the existing presence of the Company’s Easy stores in Colombia We expect to migrate all the acquired stores to a Cencosud format by the end of 2013.

To finance the acquisition of Carrefour’s Colombian operations, on October 17, 2012, the Company entered into a bridge loan agreement with a syndicate of banks in the amount of U.S.$2,500 million (the “Bridge Loan Agreement”). The Bridge Loan Agreement has a maturity date of April 15, 2014 and bears an interest rate of LIBOR plus a margin of 1.50% for the first sixth months, 1.75% for the following three months, 2.20% for the following three months, 2.25% for the following three months, and 2.75% thereafter. The full amount under the Bridge Loan Agreement was disbursed on October 17, 2012 and used by us to fund the purchase of Carrefour’s Colombian operations in escrow. On December 6, 2012, the Company issued U.S.$1,200 million aggregate principal amount of bonds due 2023 in a Rule 144A and Regulation S offering in the international capital markets. The bonds due 2023 accrue interest at a fixed rate of 4.875%. The proceeds of that offering were used to repay in part amounts outstanding under the Bridge Loan Agreement. The remaining outstanding amount of our Bridge loan facility was repaid with proceeds of the capital increase that was successfully completed on March 14, 2013.

Principal Capital Expenditures for Organic Expansion

Capital expenditures totaled Ch$575,228 million, Ch$616,336 million and Ch$349,793 million for the years ended December 31, 2012, 2011 and 2010, respectively. For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures and permanent investments.”

B.	BUSINESS OVERVIEW

Our Company

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. See “—Industry Overview and Competition” for more explanation on the methodology we use to calculate our market position in such sectors and countries. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We are headquartered in Chile and have operations in Chile, Argentina, Brazil, Colombia and Peru. Our business consists of five segments, including four retail segments, which allows us to reach a wide range of customers offering various combinations of products, price, quality and service. We seek to increase operations through organic growth and acquisitions in Brazil, Peru and Colombia, which the Company believes are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments, as described in herein and in “—Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina and Peru, with 30 shopping malls representing 717,383 square meters of gross leasable area as of December 31, 2012, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

For the year ended December 31, 212, we had 1,082 stores and shopping centers with an aggregate of 4,102,283 square meters selling space and had assets of Ch$ 9,674,000 million, liabilities of Ch$ 6,275,787,849 million, net earnings attributable to controlling shareholders of Ch$ 269,959 million, and shareholders’ equity of Ch$ 3,412,212 million.

Throughout our 35-year history of growth we have developed, acquired, integrated and expanded several retail businesses with strong brands in the various markets where we operate. Since January 1, 2005, we have grown our total number of stores and shopping centers from 425 to 1,082 as of December 31, 2012 and the total selling space of our retail stores and shopping centers from 1,433,838 to 4,102,283 square meters as of December 31, 2012. In addition, over the same period, we completed several strategic acquisitions that have significantly increased the size and geographic scope of our operations.

On November 30, 2012, we acquired the operations in Colombia of Carrefour, a leading French multinational retailer, including its 72 hypermarket stores, 16 convenience stores, and four cash and carry stores and gas stations in Colombia. According to the Colombian Superintendency of Companies. See “—A. History and Development of the Company—History—Acquisition of Carrefour’s Operations in Colombia.”

We believe that our strategy of operating as an integrated multi-format and multi-brand retailer, combined with our broad product offering and portfolio of brands has been one of the key strategic advantages in the successful growth of our businesses. Today we operate a diversified operational and geographic footprint across South American markets with highly attractive demographics and strong macroeconomic fundamentals. We believe that our broad presence and our competitive position across key markets will continue to allow us to consolidate the retail market and to benefit from the expected strong growth in underpenetrated retail markets such as Brazil and Peru.

The following table presents our total number of stores and shopping centers by country as of December 31, 2012:

	Chile	Argentina	Brazil	Peru	Colombia(1)	Total
Supermarkets	214	288	205	86	100	893
Home improvement stores	31	47	—	—	4	82
Department stores	78	—	—	—	—	78
Shopping centers	11	15	—	3	—	29
Total	334	350	205	89	104	1,082

In summary, highlights of our commercial activities include:

•	1,802 stores and shopping centers as of December 31, 2012, an increase of 155% compared to 425 stores and shopping centers as of January 1, 2005.

•	4.102 million square meters of selling space as of December 31, 2012, an increase of 186% compared to 1.4 million square meters as of January 1, 2005.

•	A total of 4.7 million credit cards issued and U.S.$ 1.8 billion in credit card operations as of December 31, 2012

The following table indicates the percentages of revenues from ordinary activities, gross margin and Adjusted EBITDA, as defined below, that each of our geographical markets represented, for the period indicated:

	Year Ended December 31, 2012
	Chile	Argentina	Brazil	Peru	Colombia(1)
	(in millions of Ch$)
Revenues from ordinary activities	3,662,368	2,489,148	2,098,780	739,457	159,325
Gross margin	1,079,769	831,629	458,988	189,288	41,572
Adjusted EBITDA(2)	320,083	181,763	69,438	51,379	13,660

(1)	Not including Carrefour
(2)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

We are organized in six business segments: supermarkets, home improvement stores, department stores, shopping centers and financial services, plus complementary activities described as “Other.”

Supermarkets. We operate 893 supermarkets throughout Chile, Argentina, Brazil, Peru and Colombia as of December 31, 2012, selling a wide variety of name brand and private label products. We believe that we are the second-largest supermarket operator in Chile, in terms of revenues, based on our comparisons against information from public filings of our main competitors as of December 31, 2011, and the largest in Argentina and Peru, based also on information provided by third-party market researcher, Planet Retail. We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and as of December 31, 2012 we owned a total of 43 Jumbo hypermarkets and supermarkets and 171 Santa Isabel supermarkets in Chile. We operate 24 Jumbo hypermarkets and supermarkets and 264 Disco and Super Vea supermarkets in Argentina, as of December 31, 2012. In Brazil, as a result of recent acquisitions, we are now the fourth-largest supermarket operator in terms of revenues, according to the ABRAS. We believe we are the largest operator in the state of Minas Gerais, the second-largest in the northeast of Brazil, and we estimate we are the third-largest in the state of Rio de Janeiro (after the acquisition of Prezunic in January 2012), all in terms of sales. In October 2011, we acquired the Cardoso supermarket chain of three stores in the state of Bahia and in January 2012 we acquired Prezunic, the operator of a supermarket chain of 31 stores in the state of Rio de Janeiro, in Brazil, thus further expanding our presence in the Brazilian market. According to Apoyo, a Peruvian Rating Agency associated with Fitch, Inc., we are the largest supermarket operator in Peru in terms of sales, with 86 stores as of December 31, 2012.

On November 30, 2012, we completed the acquisition of Carrefour’s operations in Colombia, including 72 hypermarket stores, 16 convenience stores, and four cash and carry stores and gas stations. Through this acquisition, we believe we became the second largest supermarket operator in Colombia in terms of sales. See “—A. History and Development of the Company—History.”

Home improvement stores. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of revenues based on our comparison against publically filed information from our main competitors as of December 31, 2012. We sell a wide variety of building and other materials, including name brand and private label products. As of December 31, 2012, we have 31 Easy home improvement stores and 299,806square meters of home improvement store selling space in Chile and 47 Easy and Blaisten home improvement stores and 388,878 square meters of home improvement store selling space in Argentina. In October 2008, we opened the first home improvement store in Colombia and as of December 31, 2012 we have 4 Easy home improvement stores and 34,309 square meters of selling space in Colombia.

Department stores. We believe that we are the second-largest department store operator in Chile, in terms of revenues based on our comparison against information from public filings of our main competitors as of December 31, 2012. We also believe we have the largest selling space for department stores in Chile. We operate 39 Paris and 39 Johnson department stores in Chile with 377,190 square meters of total selling space as of December 31, 2012. Our Paris stores sell a wide variety of merchandise such as apparel, home furnishings, electronics and sporting goods, including name brand and private label products. In December 2011, we acquired an 85.58% interest in Johnson, a department store with 39 stores throughout Chile under the Johnson brand and an additional 13 stores using the FES brand with a total of 117,569 square meters or an additional 43.2% of selling space over our existing Paris stores.

Shopping centers. We believe that we are the second-largest operator of shopping centers in each of Chile and Argentina, in terms of total leasable area based on our comparisons against publically filed information from our main competitors as of December 31, 2012. As of December 31, 2012, we own and manage 11 shopping centers in Chile, 15 in Argentina and 3 in Peru with a total gross leasable area of 717.382 square meters. In Chile and Argentina, each of our shopping centers contains a Jumbo hypermarket, an Easy home improvement store and, in Chile, a Paris department store as well as other third-party-owned businesses intended to attract customers and enhance their overall shopping experience.

Financial services. We established our financial services division in 2003 when we launched our “Jumbo Más” credit card to facilitate in-store purchases and, since then, have significantly increased our credit card operations in Chile, Argentina, Brazil and Peru. We have grown both through our own private-label cards and joint ventures with third party bank issuers of credit cards, primarily to finance customers’ purchases in our stores. We also own Banco Paris, a specialty retail consumer bank in Chile, which provides a wide range of consumer and financial services. In August 2010, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. In 2011, we established Banco Cencosud in Peru and in June 2012 we received the operation license from the banking superintendence (Superintendencia de Bancos y Seguros), and started operations in August 2012 through our Cencosud credit card. Recently, we entered into an agreement with a major Brazilian bank, Banco Bradesco, to offer financial services for all our stores in Brazil, namely the exclusive issuance and operation of the Cencosud Card credit card (Cartão Cencosud), as well as the offer, within Cencosud stores in Brazil, of consumer loans, purchase financing and insurance products. Prezunic is currently not a participant in the abovementioned joint venture.

As of December 31, 2012, we had a total of 4.7 million credit cards and other accounts in Chile, Argentina, Brazil and Peru. As of December 31, 2012, we also had U.S.$ 1.77 billion in customer loans outstanding. Our financial services segment also includes our insurance brokerage services in Argentina, Chile, Brazil and Peru.

Other. In our “Other” segment we include the results of our Chile-based Aventura entertainment centers, which offer families the ability to enjoy different entertainment activities, such as electronic games, bowling and birthday parties; our frequent purchaser loyalty programs, which provide discounts and other promotions for our customers; and our corporate back-office, treasury and other operations.

For the years ended December 31, 2012, 2011 and 2010, results from our “Other” segment represented 0.2%, 0.2% and 0.1%, respectively, of our consolidated revenues.

See also, “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” for additional details regarding our acquisition activities in recent years.

	Year Ended December 31, 2012
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services	Other(1)
	(in millions of Ch$)
Revenues from ordinary activities	6,738,171	1,063,086	886,075	165,462	282,253	14,030
Gross margin	1,677,762	351,586	241,407	141,691	177,353	11,447
Adjusted EBITDA(2)	399,774	91,386	43,127	119,900	59,272	(77,136)

(1)	See “—Our Company” for a description of our “Other” segment.
(2)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

We serve several markets through our extensive network of stores and shopping centers in South America under six diversified business segments. Our five principal segments are: supermarkets, home improvement stores, department stores, shopping centers and financial services. As of December 31, 2012, we operated 1,083 stores and shopping centers in Chile, Argentina, Brazil, Peru and Colombia with a total selling area of 4,102,283 square meters. Through our various store formats and our numerous brands, we offer a full range of products intended to appeal to all types of consumers. The merchandise we carry includes one or more of the leading manufacturers in each category complemented by our offerings of our own private label brands. We believe the diversity and strength of our brands and our varied store formats allows us to compete effectively against our competitors, which range from traditional independent grocery stores and food specialists to mass market retailers.

As of December 31, 2012, our brand portfolio includes the following principal brands:

	SUPERMARKETS	HOME IMPROVEMENT	DEPARTMENT STORES	SHOPPING CENTERS	FINANCIAL SERVICES
Argentina

Brazil

Chile

Colombia

Peru

We believe we have established a positive record in the operation of our businesses. The following table sets forth certain performance metrics related to our consolidated growth for the periods presented:

	Year Ended December 31,
	2012	2011	2010
	(in millions of Ch$)(1)
Number of retail stores(2)	1,051	800	729
Total store area (square meters)(2)	3,387,184	2,566,890	2,339,699
Net sales(2)	8,687,332	7,195,685	5,895,316
Adjusted EBITDA(3)	636,323	626,141	535,565

(1)	Except numbers of stores and selling space.
(2)	Excluding shopping centers.
(3)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

Supermarkets

General

We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and at December 31, 2012 we owned a total of 43 Jumbo hypermarkets and 171 Santa Isabel supermarkets in Chile. We opened our first Jumbo hypermarket in Argentina in 1982 and in 2004 acquired the Disco supermarket chain, significantly enhancing our presence in Argentina and at December 31, 2012 we operated 24 Jumbo hypermarkets and 264 Disco and Super Vea supermarkets in Argentina. We estimate that we are each of Chile and Argentina’s second-largest supermarket operator in terms of sales.

In recent years, we have expanded beyond our traditional supermarket presence in Chile and Argentina and have made sizeable acquisitions in Brazil and Peru. As a result, at December 31, 2012 we operated 205 supermarket and hypermarket stores in Brazil under the brands GBarbosa, Mercantil Rodrigues, Perini,Bretas and Prezunic. With our acquisition of Prezunic in January 2012, we consolidated our position as Brazil’s fourth-largest supermarket operator, in terms of revenues, according to ABRAS. Regionally, we estimate that we are the second-largest operator in the northeast of Brazil, the largest operator in Minas Gerais in Brazil and, following the recent acquisition of Prezunic, the third-largest operator in Rio de Janeiro, in terms of sales. In Peru we operated 86 Metro and Wong hypermarkets and supermarkets at December 31, 2012. According to Apoyo, we are the largest supermarket operator in Peru in terms of sales. For the year ended December 31, 2012, our supermarkets generated revenues from ordinary activities, gross margin and Adjusted EBITDA of Ch$6,738,170 million, Ch$1,677,762 million and Ch$399,774 million, respectively.

As noted under “Item 4. Information on the Company—A. History and Development of the Company—History” above, our supermarket operations have expanded through organic growth and several acquisitions over the past three years. The following table sets forth, for the periods indicated, the effect of the expansion of our supermarket operations:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)(1)
Number of stores		893		684		613
Total selling space (square meters)		2,266,733		1,591,332		1,404,631
Average sales per store	Ch$	7,537	Ch$	8,123	Ch$	7,276
Sales per square meter	Ch$	2.97	Ch$	3.52	Ch$	3.17

(1)	Except numbers of stores and selling space.

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our supermarkets per country:

	Year ended December 31,
Revenues from ordinary activities	2012		2011		2010
	(in millions of Ch$)
Chile		2,057,976	Ch$	1,826,056	Ch$	1,680,022
Argentina		1,751,869		1,553,663		1,370,236
Brazil		2,095,104		1,552,064		842,901
Peru		716,624		624,488		559,600
Colombia		116,598		—		—
Total	Ch$	6,738,171	Ch$	5,566,271	Ch$	4,452,759

Chile

At December 31, 2012, we operated 214 supermarkets in Chile, which together had 524,677 square meters of total selling space. Of our 214 supermarkets in Chile, 43 were Jumbo hypermarkets and supermarkets, and 171 were Santa Isabel supermarkets.

The following table sets forth certain information regarding our supermarkets in Chile as of and for the periods indicated:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)(1)
Number of stores		214		190		163
Total selling space (square meters)		524,677		463,834		406,555
Average sales per store	Ch$	9,617	Ch$	9,662	Ch$	10,371
Sales per square meter	Ch$	3.92	Ch$	3.94	Ch$	4.13
Increase (decrease) in same-store sales		4.8%		4.777%		5.9%

(1)	Except numbers of stores, selling space and same-store sales.

Jumbo. Our Jumbo hypermarkets and supermarkets are our largest stores in Chile and have selling areas ranging from 1,405 square meters to 11,816 square meters. At December 31, 2012, we operated 43 Jumbo hypermarkets and supermarkets in Chile which generated revenues from ordinary activities of ch$1,191,085 million representing 13.0% of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain performance metrics related to our Jumbo hypermarkets in Chile for the periods presented:

	Year ended December 31,
	2012	2011	2010
Number of stores	43	32	28
Total selling space (square meters)	286,664	241,439	217,414

Our Jumbo hypermarkets and supermarkets are primarily oriented towards middle and upper-middle income consumers and designed to provide a “one-stop” shopping experience by offering a wide selection of quality products with a high level of service. We tailor the product mix of each Jumbo hypermarket according to the preferences of consumers of each specific community. In recent years, we believe Chilean consumers have shown an increasing preference for food stores that offer not only a wide variety of traditional food and non-food items, but also an expanded assortment of prepared items and fresh fruits and vegetables. To respond to this trend, we have decided to upgrade, and continue to upgrade existing departments with product categories, such as the textiles, electronics and home appliance departments. This strategy allows us to provide consumers with a wider selection of food products and services, while shifting our sales mix toward higher-margin products.

Santa Isabel. At December 31, 2012, we operated 171 Santa Isabel supermarkets in Chile, which have selling areas ranging from 350 square meters to 4,780 square meters. For the year ended December 31, 2012, our Santa Isabel stores generated revenues from ordinary activities of Ch$866,891 million, representing 9.5% of our consolidated revenues from ordinary activities.

The following table sets forth certain performance metrics related to our Santa Isabel supermarkets in Chile for the periods presented:

	Year ended December 31,
	2012	2011	2010
Number of stores	171	157	135
Total selling space (square meters)	238,013	222,395	190,905

The target market of our Santa Isabel stores is primarily the low- to middle-income segment of the Chilean population. Our Santa Isabel stores sell a wide variety of food products and general merchandise items similar to that offered by our Jumbo hypermarkets; however, Santa Isabel stores also offer higher quality merchandise, and convenient locations. In addition, certain Santa Isabel stores feature higher margin specialty departments such as prepared foods, fresh seafood and bakery departments. Santa Isabel also offers products such as alcohol, cosmetics, household and other non-food items. For the year ended December 31, 2012, food products represented approximately 42.1% of the revenues from ordinary activities of our Santa Isabel stores.

Argentina

General

We operated 288 supermarkets in Argentina at December 31, 2012, which together had 522,416 square meters of total selling space. Of our 288 supermarkets in Argentina, 24 were Jumbo stores and 264 were Disco and Super Vea stores at December 31, 2012.

The following table sets forth certain information regarding our supermarkets in Argentina as of and for the periods indicated:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)(1)
Number of stores		288		269		256
Total selling space (square meters)		522,416		502,682		455,808
Average sales per store		6,083	Ch$	5,776	Ch$	5,352
Sales per square meter	Ch$	3.35	Ch$	3.09	Ch$	3.01
Increase (decrease) in same-store sales		18.5%		22.5%		25.2%

(1)	Except numbers of stores, selling space and same-store sales.

Jumbo. We opened our first Jumbo hypermarket in Argentina in 1982. Our Jumbo hypermarkets and supermarkets are our largest stores in Argentina and have selling areas ranging from 849 square meters to 12,223 square meters, with an average of 7,015 square meters of selling space. As of December 31, 2012, we operated 24 Jumbo hypermarkets in Argentina, 18 of which are located in the Buenos Aires metropolitan area. For the year ended December 31, 2012, our Jumbo hypermarkets in Argentina generated revenues from ordinary activities of Ch$420,448 million, representing 4.6% of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain performance metrics related to our Jumbo hypermarkets in Argentina for the periods presented:

	Year ended December 31,
	2012	2011	2010
Number of stores	24	21	17
Total selling space (square meters)	162,499	163,902	149,991

As in Chile, the target market of our Jumbo hypermarkets in Argentina is primarily the middle to upper-middle income segment of the Argentine population. Our Jumbo hypermarkets are generally open 14 to 15 hours per day, depending on location, and have flexible closing hours to accommodate the requirements of the local community. In recent years, upper- and middle-class consumers have shown an increasing preference for food stores that offer not only a wide variety of traditional food and non-food items, but also an expanded assortment of prepared items and fresh fruits and vegetables. Thus, we choose our product mix according to the socioeconomic make-up of the customers at each hypermarket. Each of our Jumbo hypermarkets in Argentina has an area dedicated to customer parking.

As in Chile, our Jumbo hypermarkets in Argentina offer a wide range of food and non-food items, including fresh fruits and vegetables, baked goods, fresh meats and other grocery items. We select our products according to quality and value rather than looking to offer the lowest price products in the market.

Disco and Super Vea. Disco was founded in 1961 as a small grocery store and was acquired by Ahold in 1998. We acquired Disco on November 1, 2004 for approximately U.S.$315 million. This acquisition added 234 strategically located supermarkets to our operations in Argentina, thus adding an important presence in the city of Buenos Aires. Disco’s strategy has been to segment its stores into “service-oriented” (Disco) and “price-oriented” (Super Vea) formats. Disco also operates a virtual supermarket (Disco Virtual) which allows customers to place orders by telephone and over the internet for home delivery in the Buenos Aires and Córdoba metropolitan areas. For the year ended December 31, 2012, our Disco and Super Vea stores generated revenues from ordinary activities of Ch$1,331,420 million, representing 14.6% of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain performance metrics related to our Disco and Super Vea supermarkets in Argentina for the periods presented:

	Year ended December 31,
	2012	2011	2010
Number of stores	264	250	240
Total selling space (square meters)	359,917	338,780	264,772

The target market of our Disco stores is primarily the middle- and high-income segment of the Argentine population. Disco has a service-oriented format and offers a wide variety of products and services to our customers. This format caters to more affluent customers who are willing to pay a premium for higher quality products, a more personalized service and a broader product assortment. To emphasize the service concept, Disco offers a wide variety of services, including internet purchasing options (Disco Virtual), photo developing services (Disco Foto), an in-store credit card (Discocard or Válida), a loyalty program (Discoplus) and a system for customers to pay their utility bills at the checkout (Discopago).

Disco also operates price-oriented stores under the Super Vea brand, which target primarily the low- and middle-income segment of the Argentine population Super Vea stores are primarily concentrated in the Cuyo (San Juan and Mendoza) and Northwest (Tucumán, Salta, Catamarca and Santiago del Estero) regions of Argentina and offer a lower level of services with a higher proportion of secondary brands and private labels.

Disco offers a wide range of food and non-food items, including fresh fruits and vegetables, baked goods, fresh meats, cleaning, health and beauty products and other grocery and supermarket items. In addition to general food and non-food items, Super Vea also sells a variety of home appliances, including televisions and refrigerators, as well as other household consumer products.

Brazil

In November 2007, we expanded our supermarket operations into Brazil with the acquisition of the GBarbosa chain of hypermarkets, supermarkets and electronics stores in the North-East region of Brazil, specifically in the states of Alagoas, Bahia and Sergipe. GBarbosa traces its origins to the opening of its first store in the city of Aracaju in July 1955 by its founder, Mr. Gentil Barbosa.

In 2010, we further expanded our operations in Brazil with the acquisitions of the Super Familia supermarket chain and the Perini supermarket chain. Our expansion continued in 2011, with the acquisition of Cardoso, a three-store supermarket chain in the state of Bahia. In 2012, we acquired Prezunic which we estimate is the third-largest supermarket chain in Rio de Janeiro.

As of December 31, 2012, we operated 205 stores in Brazil which together had 505,898 square meters of total selling space. Of these 205 stores, we operate 79 GBarbosa supermarkets, 84 Bretas stores, 5 Perini stores, 6 Mercantil Rodrigues stores and 31 Prezunic stores. In addition, to these, we also operate 155 locations in numerous formats such as Eletro-show stores, pharmacies, gas station and delicatessen under our GBarbosa, Bretas and Perini brands in Brazil. For the year ended December 31, 2012, our supermarkets in Brazil generated revenues from ordinary activities of Ch$2,095,104 million, representing 22.9% of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain performance metrics related to our supermarkets in Brazil for the periods presented:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)(1)
Number of stores		205		152		130
Total selling space (square meters)		505,898		391,485		332,626
Average sales per store	Ch$	10,220.02	Ch$	10,211	Ch$	6,484
Sales per square meter	Ch$	4.00	Ch$	4.08	Ch$	2.53
Increase (decrease) in same-store sales		0.5%		1.4%		7.1%

*	Excluding Eletro-show stores and pharmacies operating under the GBarbosa brand. See “—Other Operations—Electronic Stores” and “—Other Operations—Pharmacies.”
(1)	Except numbers of stores, selling space and same-store sales.

GBarbosa. As of December 31, 2012, we operated 79 GBarbosa supermarkets in Brazil. Additionally, under the GBarbosa brand we also offer financial services to our customers in Brazil.

Our GBarbosa supermarkets represent our largest store format in Brazil. Our GBarbosa supermarkets have selling areas ranging from 400 to 8,000 square meters. GBarbosa supermarkets sell products such as fresh fruit and vegetables, meat, poultry, dairy products, alcoholic beverages, textiles, cosmetics and cleaning products, in addition to more gourmet items, such as delicatessen products, fresh fish and bakery items. Our GBarbosa supermarkets also offer a wide range of non-food products, such as electronics, home appliances and textiles, which represent an important share of its sales.

Mercantil Rodrigues. At December 31, 2012, we also owned and operated 6 Mercantil Rodrigues cash and carry in Brazil. Mercantil Rodrigues offer a wide range of food items, including fresh fruits and vegetables, baked goods, fresh meats and other grocery items.

Super Familia. On March 23, 2010, we acquired 100% of the outstanding shares of Super Família Comercial de Alimentos Ltda., operator of the Super Familia supermarket chain in Brazil, for approximately U.S.$33.1 million (approximately Ch$17,396 million). We acquired four Super Familia stores in the city of Fortaleza, with a total sales area of 7,000 square meters, and two distribution centers. In 2011, we rebranded the Super Familia stores into the GBarbosa brand.

Perini. On July 5, 2010, we acquired 100% of the outstanding shares of Perini Comercial do Alimento Ltda., operator of the four-store chain of Perini supermarkets in the city of Salvador da Bahia in Brazil, for approximately U.S.$27.7 million (approximately Ch$14,899 million). Perini is a well-known brand in Brazil with 47 years in the market that targets the high-end retail customer segment and complements our business portfolio in Brazil. In addition to the four Perini stores in the city of Salvador da Bahia, we also acquired four additional points of sales inside shopping centers, with a total sales area of 4,900 square meters, and two distribution centers. We recently opened a new Perini store in the city of Recife inside the Riomar shopping center and closed one distribution center. Selling space for our Perini stores currently stands at 6,520 square meters and all stores are serviced by a single distribution center.

Bretas. On October 31, 2010, we acquired 100% of the outstanding shares of Irmaos Bretas Filhos e Cía. Ltda., operator of the 63-store chain of Bretas supermarkets in the state of Minas Gerais in Brazil, for approximately U.S.$705 million (approximately Ch$336,630 million). Bretas is a well-known brand in Brazil with 56 years in the supermarket industry. In addition to the 63 Bretas stores, we also acquired 10 additional gas stations, and two distribution centers.

Cardoso. In October 2011, we acquired Cardoso, a three-store supermarket chain in the state of Bahia, with annual net sales of approximately R$60 million (U.S.$35.9 million) in 2011. We agreed to pay the purchase price of R$18 million (approximately U.S.$11.3 million or Ch$5,429 million) in three installments, 60% on the closing of the transaction, 20% on the six-month anniversary of the closing date and the remaining 20% on the first year anniversary of the closing date. We have converted the acquired stores to the GBarbosa format and are now operating them under that brand.

Prezunic. On January 2, 2012, pursuant to a stock purchase agreement executed on November 16, 2011, Cencosud Brasil acquired from the Dias Da Cunha family 100% of the capital stock of Prezunic. We estimate that Prezunic is the third-largest supermarket chain in Rio de Janeiro with 31 stores and net sales of approximately R$2.2 billion in 2011. The aggregate purchase price of the operation was R$875 million (or approximately Ch$242,690 million), payable as follows: R$580 million on the closing date of the transaction (January 2, 2012), from which R$190 million were deducted as working capital adjustments. The balance will be paid as follows: R$80 million, R$85 million, R$80 million and R$50 million, on the first, second, third and fourth anniversary of the closing date, respectively. Pursuant to the stock purchase agreement, Cencosud Brasil was also granted a preferential right from third-party landowners to acquire or lease two supermarket properties that were not owned by Prezunic at the time of the transaction, but were instead leased. Under the terms of this agreement, Cencosud S.A. serves as guarantor of Cencosud Brazil.

Peru

On January 31, 2008, we acquired 100% of the shares of GSW S.A., operating under the brand name Wong in Peru, for approximately U.S.$467 million (approximately Ch$217,295 million). As of December 31, 2012, we operated 86 Wong and Metro hypermarkets and supermarkets in Peru which together had 258,762 square meters of total retail selling space. For the year ended December 31, 2012, our stores in Peru generated revenues from ordinary activities of Ch$716,624 million, representing 7.8% our consolidated revenues from ordinary activities for such period.

The following table sets forth certain performance metrics related to our Wong and Metro supermarkets and hypermarkets in Peru for the periods presented:

	Year ended December 31,
	2012		2011		2010
	(in millions of nominal Ch$)(1)
Number of stores		86		74		64
Total selling space (square meters)		258,762		233,331		209,642
Average sales per store	Ch$	8,332	Ch$	8,439	Ch$	8,744
Sales per square meter	Ch$	2.77	Ch$	2.68	Ch$	2.67
Increase (decrease) in same-store sales		4.2%		6.5%		(2.3%)

(1)	Except numbers of stores, selling space and same-store sales.

Wong. As of December 31, 2012 we operated 14 Wong supermarkets in Peru, which had an average selling area of 3,173square meters. Our Wong stores carry our full line of products and brands, at a variety of price points. In addition, some Wong stores contain separate specialty retail facilities operated by third parties. The target market of our Wong stores is primarily the middle- and high-income segment of the Peruvian population.

Metro. As of December 31, 2012 we operated 72 Metro stores (hypermarkets and supermarkets) in Peru, which had an average selling area of 2,962 square meters. Metro stores carry our full line of products and brands, at a variety of price points. The target market of our Wong stores is primarily the middle- and low-income segment of the Peruvian population.

Colombia

On November 30, 2012, completed the acquisition of Carrefour, for a total purchase price equal to €2 billion The Acquired Companies operate supermarkets under the “Carrefour” and “Maxi” brand names in Colombia, including 72 hypermarket stores, 16 convenience stores, and four cash and carry stores and gas stations. See “Item 4. Information on the Company—A. History and Development of the Company—History.”

The following table sets forth certain performance metrics related to our supermarkets and hypermarkets in Colombia for the periods presented:

	Year ended December 31,
	2012			2011	2010
	(in millions of Ch$)(1)
Number of stores		100		—	—
Total selling space (square meters)		454,980		—	—
Average sales per store		4,505		—	—
Sales per square meter	Ch$	0.26		—	—
Increase (decrease) in same-store sales			*	—	—

*	No same store sales data is available for supermarkets in Colombia as no comparable stores were part of operations in 2011
(1)	Except number of stores, selling space and same-store sales.

As of December 31, 2012 the hypermarkets we operated in Colombia had an average selling space 5,701 square meters. These stores carry a varied assortment of goods at a variety of price points.

Home improvement stores

General

In 1993 we opened our first Easy home improvement store segment in Chile and, since 2002, we have rapidly expanded our home improvement operations. As of December 31, 2012 we operated 82 Easy home improvement stores in Argentina, Chile and Colombia dedicated to home improvement, hobbies and construction. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of selling space, based on our comparisons against information from public filings of our main competitors as of December 31, 2012, and on information provided in the report by Planet Retail, a third-party research company, dated as of that date. In October 2008, we opened the first home improvement store in Colombia, where we operate 4 stores and 34,309 square meters of selling space at December 31, 2012. For the year ended December 31, 2012, our home improvement stores generated revenues from ordinary activities, gross margin and Adjusted EBITDA of Ch$1,063,086 million, Ch$351,586 million and Ch$91,386 million, respectively.

Our home improvement operations have expanded through organic growth and several acquisitions over the past three years. The following table sets forth, for the periods indicated, information regarding the expansion of our home improvement operations:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)(1)
Number of stores		82		81		82
Total selling space (square meters)		722,993		703,170		700,579
Average sales per store	Ch$	12,964	Ch$	11,712	Ch$	9,998
Sales per square meter	Ch$	1.25	Ch$	1.35	Ch$	1.22

(1)	Except numbers of stores, selling space and same-store sales.

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our home improvement stores per country:

	Year ended December 31,
	2012	2011	2010
	(in millions of Ch$)
Revenues from ordinary activities
Chile	400,375	367,483	335,727
Argentina	619,985	541,778	451,021
Colombia	42,727	39,380	33,089
Total	1,063,086	948,641	819,838

Chile

In Chile, we operate our home improvement store business through 31 Easy home improvement stores, of which 11 are located in the Santiago metropolitan region and the rest throughout the various regions of Chile. For the years ended December 31, 2012 and 2011, Easy home improvement stores in Chile generated revenues from ordinary activities of Ch 400,375 million and Ch$367,483 million, respectively, representing 4.4% and 4.8% of our consolidated revenues from ordinary activities during those periods.

The following table sets forth certain performance metrics related to our Easy home improvement stores in Chile for the periods presented:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)(1)
Number of stores		31		29		29
Total selling space (square meters)		299,806		276,325		273,625
Average sales per store	Ch$	12,915	Ch$	12,672	Ch$	11,577
Sales per square meter	Ch$	1.34	Ch$	1.33	Ch$	1.23
Increase (decrease) in same-store sales		6.3%		4.9%		23.7%

(1)	Except numbers of stores, selling space and same-store sales.

Our Easy home improvement stores are oriented toward three groups of consumers: professionals constructors and home improvement professionals, people interested in “do-it-yourself” projects and hobby enthusiasts. Each store is designed to provide customers with a “one-stop” shopping experience for home improvement needs. Our Easy home improvement stores offer a wide variety of home improvement items, including hardware, tools, construction and plumbing materials, electrical products, sporting goods, gardening supplies and other household wares. To complement our products and enhance service, each of our Easy home improvement stores also provides for free, or at a nominal charge, technical advice, home delivery, recommended contractors or builders, and cutting of wood and steel. Additionally, Easy allows customers to return unused products for any reason within a certain period of time.

Easy has a centralized purchasing model based on demand forecasting. However, each store can generate its own supplementary purchases. Price and commercial terms are overseen by different business managers in charge of negotiating with major providers. The product mix is determined based on the needs of the particular community that the store serves. Each year a commercial agreement is signed with each of our suppliers. These commercial agreements are standard for all suppliers and cover the terms on which goods are bought by Easy including volume, discounts, marketing expenses born by the supplier, fees charged for the use of space in the store, logistics expenses, and space in new stores. At December 31, 2012, our Easy home improvement stores in Chile have an average selling area of ranging from 1,500 square meters to 14,469 square meters, with an average of 9,671 square meters of selling area. Each of our Easy home improvement stores has easily accessible car parking and many are located at our shopping centers. Our Easy home improvement stores offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials; and (v) agricultural products.

Argentina

In Argentina, we operate our home improvement store business through 47 Easy and Blaisten home improvement stores, which had 388,878 square meters of total selling space as of December 31, 2012. For year ended December 31, 2012, our home improvement stores in Argentina generated revenues from ordinary activities of Ch$619,985 million, representing 6.8% of our consolidated revenues from ordinary activities during such period.

The following table sets forth certain performance metrics related to our Easy home improvement stores in Argentina for the periods presented:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)(1)
Number of stores		47		48		49
Total selling space (square meters)		388,878		391,485		392,645
Average sales per store	Ch$	13,191	Ch$	11,287	Ch$	9,205
Sales per square meter	Ch$	1.59	Ch$	1.38	Ch$	1.24
Increase (decrease) in same-store sales		26.6%		32.3%		27.8%

(1)	Except numbers of stores, selling space and same-store sales.

Our home improvement business in Argentina has expanded rapidly over the past few years, primarily through the acquisition of four former Home Depot stores in 2002 and nine Blaisten stores in 2008. Our home improvement stores are located in 13 provinces of Argentina and include 12 stores in the Buenos Aires federal district and 23 in the Buenos Aires province. At December 31, 2012, our Easy and Blaisten home improvement stores in Argentina have an average of 8,274 square meters of selling space. Each of our Easy home improvement stores in Argentina has easily accessible car parking and many are located at our shopping centers.

Our Easy home improvement stores in Argentina offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials and (iv) building and wholesale construction materials.

Colombia

In May 2007, we entered into a joint venture with Casino to develop the home improvement store business in Colombia, and subsequently acquired 100% ownership of the joint venture. In October 2008, we opened our first Easy home improvement store in Bogota, and as of December 31, 2012 we operated 4 Easy home improvement stores. For the year ended December 31, 2012, our Easy home improvement stores in Colombia generated revenues from ordinary activities of Ch$42,727 million, representing 0.5% of our consolidated revenues from ordinary activities for such period. All four of our Easy home improvement stores are located in Bogota.

The following table sets forth certain performance metrics related to our Easy home improvement stores in Colombia for the periods presented:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)(1)
Number of stores		4		4		4
Total selling space (square meters)		34,309		35,360		34,309
Average sales per store	Ch$	10,682	Ch$	9,845	Ch$	8,272
Sales per square meter	Ch$	1.59	Ch$	1.11	Ch$	0.96
Increase (decrease) in same-store sales		4.1%		11.8%		(3.6%)

(1)	Except numbers of stores, selling space and same-store sales.

Our Easy home improvement stores in Colombia have selling areas ranging from 8,168 square meters to 9,895 square meters, with an average selling area of 8,577 square meters. Each of our Easy home improvement stores has easily accessible car parking.

Our Easy home improvement stores in Colombia offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials and (v) agricultural products.

Department Stores

We entered the department store business in March 2005 through the acquisition of Empresas Almacenes Paris S.A., one of Chile’s leading department stores in terms of sales and number of stores. The principal activity of Paris is the retail sale of clothing products (including clothes for women, men and children, shoes and accessories) which represent approximately 55,1% of Paris’ sales, as well as of household goods, electronics and technology products which represent the other 44,9% of Paris’ sales, each as of December 31, 2012. As of December 31, 2012, we estimate that we were the second-largest department store operator in Chile, in terms of sales. Based on our comparison against information from public filings of our main competitors as of December 31, 2012, we also believe we have the largest selling space for department stores in Chile.

As of December 31, 2012, we operated 39 Paris department stores and 39 Johnson department stores in Chile, which together had 377,190 square meters of total selling space. For the years ended December 31, 2012, 2011, and 2010, our department stores generated revenues from ordinary activities of Ch$886,075, Ch$690,772 million and Ch$622,719 million, respectively, representing 9.7%, 9.1% and 10.0% of our consolidated revenues from ordinary activities for such periods.

The following table sets forth certain performance metrics related to our department stores in Chile for the periods presented:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)(1)
Number of stores		78		35		34
Total selling space (square meters)		377,190		272,388		234,489
Average sales per store	Ch$	11,360	Ch$	19,736	Ch$	18,315
Sales per square meter	Ch$	2.35	Ch$	2.54	Ch$	2.66
Increase (decrease) in same-store sales		5.3%		5.2%		19.7%

(1)	Except numbers of stores, selling space and same-store sales.

Our Paris department stores in Chile have selling areas ranging from 2,568 square meters to 11,872 square meters, with an average selling area of 6,704 square meters. Currently, the largest of these is the Paris department store in Plaza Oeste which has 11,872 square meters of selling area. In our Johnson format in Chile, we have selling areas ranging from 454 square meters to 5,718 square meters, with an average selling area of 2,967. Currently, the largest store is located in the Chilean city of La Serena, with 5,718 square meters of selling area.

Our Paris department stores carry a variety of products, including (i) clothing, (ii) accessories and cosmetics, (iii) home décor, (iv) electronic and household appliances, (v) sporting goods, and (vi) footwear. Our Paris department stores currently carry private label products under the brands Opposite, Alaniz, Tribu, Attimo, Rainforest, Greenfield, Suburbia, Muv, Fes, Yoko and Aussie, among others. During the year ended December 31, 2012, our private label products in the department store segment represented 28.6% of our department store revenues.

Shopping Centers

General

We entered the shopping center business in 1988 when we opened Unicenter in Argentina and have grown to be one of the largest owners and managers of shopping centers in South America. We operated 29 shopping centers at December 31, 2012, which together had 717,382 square meters of total leasable space. Of our 30 shopping centers, 11 are in Chile, 15 are in Argentina, 3 are in Peru and 1 in Colombia. We believe that we are the second-largest operator of shopping centers in Chile and Argentina, in terms of revenues, based on our comparison against information from public filings of our main competitors as of December 31, 2012, and information provided by third-party research company, Planet Retail. Many of our shopping centers contain a Jumbo hypermarket and an Easy home improvement store, and 11 of these have an Aventura family entertainment center. For the year ended December 31, 2012, our shopping centers generated revenues from ordinary activities, gross margin and Adjusted EBITDA of Ch$165,462,046 million, Ch$141,690,585 million and Ch$119,899,880 million, respectively.

Shopping center segment revenues are derived principally from lease payments charged to tenants. Lease payments are calculated based on a variable percentage of net sales from each store, but may be no less than the fixed minimum lease payment as specified in the terms of the lease. The percentage of revenues upon which each store’s lease payments are calculated is set forth in the respective lease agreement and is fixed through the term of the contract. These percentages vary among the type of business conducted by each retailer. In addition, each tenant pays a percentage of common area costs and mall publicity. According to our experience, a new shopping center takes an average of three or four years in consolidating its incomes level.

Over the past year we have opened four new shopping centers in the region. In Chile we opened Costanera Center, with a leasable area of approximately 140,000 square meters and, Portal Osorno with a leasable area of 8,362 square meters. In Argentina we opened Shopping Salta in Argentina and in Peru we opened Bajada Balta with a leasable area of 1,026 square meters.

Our shopping centers have expanded through organic growth over the past three years. The following table sets forth, for the periods indicated, information regarding the expansion of our shopping centers:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)(1)
Number of stores		29		25		25
Total leasable area (square meters)		717,383		564,839		542,735
Average sales per store	Ch$	5,705	Ch$	5,189	Ch$	4,680
Sales per square meter	Ch$	0.23	Ch$	0.23	Ch$	0.22

(1)	Except numbers of stores and leasable area.

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our shopping centers per country:

	Year ended December 31,
	2012	2011	2010
	(in millions of Ch$)
Revenues from ordinary activities
Chile	93,091	64,501	54,852
Argentina	65,468	59,661	53,337
Peru	6,903	5,565	8,802
Total	165,462	129,727	116,991

Chile

We owned and operated 11 shopping centers in Chile at December 31, 2012, which together had 430,621 square meters of total leasable area (excluding space leased to our Jumbo and Easy stores and square meters of spaces leased to third parties within our supermarkets). Our Chilean shopping center business generated Ch$93,091 million.

million in revenues from ordinary activities during the year ended December 31, 2012 (after eliminating inter-company sales which generally include revenue from rental payments by Jumbo, Easy and Paris stores), representing 1.0% of our consolidated revenues from ordinary activities for such period. This revenue takes into consideration our nine shopping centers, as well as space rented to third parties in our stores.

We seek to “anchor” shopping centers around Paris, Jumbo and Easy stores and to promote the flow of consumers to such destinations by including other tenants that complement the services and merchandise offered by the “anchor” tenants. Since 2002, we have also actively worked to promote this flow with the launch of our Aventura family entertainment centers. As of December 31, 2012, we operated 5 Aventura centers in our shopping centers in Chile at Alto Las Condes, Florida Center, Portal Temuco, Portal Osorno and Portal Nuñoa. The Aventura centers offer families the ability to enjoy different entertainment activities, such as electronic games, bowling and birthday parties.

The following table shows certain information regarding the shopping centers we own in Chile as of and for the year ended December 31, 2012.

	Location	Opening year	Gross leasable area(1)
			(square meters)
Florida Center	Santiago	2003	75,797
Alto Las Condes	Santiago	1993	76,110
Portal La Reina	Santiago	2002	9,087
Portal Rancagua	Rancagua	2000	6,981
Portal El Belloto	Quilpue	2011	23,332
Portal La Dehesa	Santiago	2003	46,407
Portal Temuco	Temuco	2005	29,534
Portal Valparaíso	Valparaíso	2006	755
Portal Nuñoa	Santiago	2011	14,690
Costanera Center	Santiago	2012	139,566
Portal Osorno	Osorno	2012	8,362
Total			430,621

(1)	Excludes space leased to our Jumbo and Easy stores and our 30,377 square meters of space leased to third parties within our supermarket.

Our four largest shopping centers in Chile are Costanera Center, Alto Las Condes, Florida Center and Portal La Dehesa. Alto Las Condes opened in 1993 and Florida Center and Portal La Dehesa opened in the second half of 2003.

Alto Las Condes, our second-largest shopping center, is a 250-store shopping center located in the commercial area of Las Condes, an affluent suburb of Santiago. As of December 31, 2012, the occupancy rate in Alto Las Condes was 100%. It has three department stores, Paris, Falabella and Ripley and offers a complete range of services including cinemas, food courts, an Aventura entertainment center, a medical center, ample parking and a wide-variety of stores.

Florida Center, our third-largest shopping center, is a 184-store shopping center located in La Florida in the southern area of Santiago. As of December 31, 2012, the occupancy rate in Florida Center was 96.7%. Florida Center has three department stores, Paris, Ripley and La Polar and a complete range of services, as well as an Aventura entertainment center. We own the land on which the Florida Center was constructed.

Portal La Dehesa, our fourth-largest shopping center, is a 114-store shopping center located in Lo Barnechea, one of Santiago’s most affluent neighborhoods. As of December 31, 2012, the occupancy rate in Portal La Dehesa was 98.2%. It has two department stores, Falabella and Ripley, and offers a complete range of services including cinemas, food courts, a medical center, ample parking and a wide-variety of stores.

On June 13, 2012, we opened Costanera Center shopping mall which is the largest shopping center in Chile, with approximately 139,566 meters square of gross leasable area and 313 stores. It is located in Providencia, Santiago, near a recently developed area of office and apartment buildings, in the heart of Santiago’s financial district. The Costanera Center is the largest multi-purpose commercial complex in Chile and contains Jumbo, Paris, and Easy stores, as well as an enclosed six-story shopping center, movie cinemas, a four- and a five-star hotel, office towers and five levels of underground parking spaces with capacity for approximately 6,000 cars. We own the land where the Costanera Center is being built. We believe that the Costanera Center office tower will be the highest building in South America, and was designed by world-renowned architect Cesar Pelli. As of December 31, 2012, the shopping center had a occupancy rate of approximately 94.2%.

Argentina

As of December 31, 2012, we owned and operated 15 shopping centers in Argentina, which together had 236,414 square meters of total leasable area. Of our 15 shopping centers, nine are located in the greater Buenos Aires metropolitan area, and one each in Mendoza, Neuquén, Rosario, Tucumán and Trelew. We operate 7 Aventura family entertainment centers in our shopping centers in Argentina. Our shopping center business in Argentina generated Ch$65,468 million in revenues from ordinary activities during the year ended December 31, 2012 (after eliminating inter-company sales which generally include revenue from rental payments by Jumbo and Easy stores), representing 0.7% of our consolidated revenues from ordinary activities for such period. As in Chile, this revenue takes into consideration our 15 shopping centers, as well as space rented to third parties in our hypermarkets, supermarkets and home centers. Revenues from our Argentine shopping center operations are derived in the same manner as in Chile, using variable percentage leases with fixed minimum payments. Each tenant also pays a percentage of common area costs and mall publicity.

Each of our shopping centers in Argentina has a Jumbo hypermarket or a Disco or Super Vea supermarket, and all except Unicenter have an Easy home improvement store. We seek to “anchor” shopping centers around Jumbo and Easy stores and to promote the flow of consumers to such destinations by including other tenants that complement the services and merchandise offered by Jumbo and Easy stores. Since 2002, we have also actively worked to promote this flow with the launch of our Aventura family entertainment centers. Unlike Chilean shopping centers, shopping centers in Argentina typically do not have anchor department store tenants.

The following table presents certain information regarding the shopping centers we own in Argentina as of December 31, 2012.

	Location	Opening year	Gross leasable area(1)
			(square meters)
Unicenter	Buenos Aires	1988	72,193
Las Palmas de Pilar	Buenos Aires	1998	32,880
Quilmes	Buenos Aires	1997	11,687
Portal Rosario	Rosario	2004	26,923
Plaza Oeste	Buenos Aires	1997	19,659
Portal Tucuman	Tucuman	2007	10,240
El Portal de la Patagonia	Neuquen	2000	11,424
Lomas Center	Buenos Aires	1993	8,359
El Portal de Escobar	Buenos Aires	2000	4,328
San Martín	Buenos Aires	1994	5,283
El Portal de los Andes	Mendoza	2001	5,979
Portal de Palermo	Buenos Aires	2009	4,037
Parque Brown	Buenos Aires	1982	12,051
Trelew	Trelew	2010	5,718
Shopping Salta	Salta	2012	5,653
Total			236,414

(1)	Excludes space leased to our Jumbo, Disco, Super Vea and Easy stores.

Our largest shopping centers in Argentina are Unicenter and Portal Rosario which opened in 1988 and 2004, respectively. Unicenter is located in Buenos Aires and Portal Rosario in Santa Fe; each provides a complete range of services including cinemas, food courts, ample parking and a wide-variety of stores. Unicenter, a 271-store shopping center, was our first shopping center in Argentina. Unicenter is strategically located 25 kilometers from the center of Buenos Aires to take advantage of neighboring areas as well as to attract people from the affluent areas of the city. As of December 31, 2012, the occupancy rate in Unicenter was 100%. Portal Rosario, our second-largest shopping center in Argentina, is a 144-store shopping center with an occupancy rate of 96%, as of December 31, 2012.

Peru

We own and operate 3 shopping centers in Peru, which together had 50,348 square meters of total leasable area. Our shopping center business in Peru generated Ch$6,903 million and revenues from ordinary activities during the year ended December 31, 2012 (after eliminating inter-company sales). As in Chile, this revenue takes into consideration our two shopping centers, as well as space rented to third parties in our hypermarkets and supermarkets. Revenues from our Peru shopping center operations are derived in the same manner as in Chile, using variable percentage leases with fixed minimum payments. Each tenant also pays a percentage of common area costs and mall publicity.

The following table presents certain information regarding the shopping centers we own in Peru as of December 31, 2012:

	Location	Opening year	Gross leasable area(1)
			(square meters)
Plaza Lima Sur	Lima	2007	40,160
Plaza Camacho	Lima	2007	9,162
Bajada Balta	Lima	2012	1,026
Total			50,348

(1)	Excludes space occupied by Wong stores.

Plaza Lima Sur provides a complete range of services including cinemas, food courts, ample parking and a wide-variety of stores. On June 2012, we opened the Bajada Balta shopping mall in the sector of Miraflores in Lima with an occupancy rate note of 100% and 1,026 square meter of gross leasable area.

Financial Services

General

Our financial services division was established in 2003 when we launched our “Jumbo Más” credit card. With our acquisition of Paris in 2005, we obtained our predecessor’s credit card accounts and thus significantly expanded our credit card business. We rolled out a single Cencosud brand for our credit cards throughout our operations in South America, which will allow us to take a greater advantage of the “Cencosud” brand as well as to achieve greater operational efficiencies, and will make us able to consolidate under one common database all relevant information for our customers. Through this strategy, we expect to achieve higher penetration of our credit card business as we encourage consumers to use our credit cards rather than third-party cards, such as Visa or MasterCard. In Chile, during the year ended December 31, 2012, 41.6% of total sales in department stores, 14.3% in supermarkets and 25.2% in home improvement stores, were paid with one of our credit cards. As of December 31, 2012, we had over 4.7 million active credit card accounts. Our financial services operations also include joint ventures in Brazil and Colombia and an insurance brokerage in Chile.

The following table sets forth, for the periods indicated, the revenues from ordinary activities from our financial services operations per country, with 79.3% of such revenues from ordinary activities coming from Chile, as of December 31, 2012:

	Year ended December 31,
	2012	2011	2010
	(in millions of Ch$)
Revenues from ordinary activities
Chile	223,726	222,560	199,727
Argentina	41,238	31,915	12,654
Brazil(1)	3,676	4,657	5,776
Peru	13,614	8,741	2,853
Total	282,253	267,874	221,010

(1)	Joint venture with Banco Bradesco

Credit Risk from the credit card business.

Given the relative importance of our exposure to the credit card business as compared to total maximum credit risk exposure, Cencosud has targeted its credit risk management toward developing a management model for its own credit cards as well as the banking business that is consistent with the Company’s strategic guidelines and the profiles of its credit transactions. The model takes into consideration the large-scale and fragmented nature of the cardholder portfolio and is structured in terms of cardholder selection, portfolio management and recovery of cardholders in default.

Business Definition

The financial services business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings the Company provides through each of its retail business units and is aimed at building long-term relationships with our customers. The largest percentage of the financial retail business corresponds to the Cencosud Credit Card in Chile, which has been operating for more than 20 years. The card’s market penetration is less pronounced in other countries, such as Peru where it has been available for 2 years and 6 months under the name of Banco Cencosud Peru. In addition, the Company is working with Banco Bradesco in Brazil to develop its financial business in that country, and with Banco Colpatria in another joint venture to offer financial services to clients in Colombia.

Risk Model

Foundations:

The Risk Management Model is tightly linked to the large-scale and fragmented nature of the retail cardholder portfolio with a very large volume of cardholders (more than 4,000,000 in the region) and average debt per cardholder of around US$460.

In this context, the challenge lies in managing the cardholder portfolio and its associated risk, building long-term relationships with cardholders and making the value proposition and the retail business sustainable over time. Risk management is structured to ensure:

•	Optimum cardholder selection.

•	Optimum portfolio management, which involves activating, strengthening, retaining, reducing and containing the portfolio card holders.

•	Optimum collections management for cardholders in default, maximizing recovery with high standards of quality and service, without affecting the comprehensive bond with Cencosud’s customers.

Cardholder management efforts are broadly targeted to include all customers, from our target market to prospective customers, including those with or without retail purchases, with or without credit card movements and with or without payments in default.

a.	Key Risk Management Factors

The large-scale and fragmented nature of the business determines portfolio management, in which the following key risk management factors are key:

•	Automation and centralization of decision making.

•	Customer segmentation.

•	Management of information and earnings projections.

•	Collections management.

•	Large-scale and selective control model for credit and collections circuit.

•	Provision models to cover portfolio risk in line with Basel II standards.

Automation and centralization of decision making: credit and collections decisions are large-scale and automated and only specific cases are analyzed by very specialized personnel. The Company features world class risk management and collections systems, including Capstone Decision Accelerator (CDA), TRIAD, Model Builder (from Fair Isaac Corporation - FICO) and Cyber Financial (from Inffinix), among others.

Customer segmentation: processes are segmented, differentiated by strategy and action tactics per risk profile, activity level and likelihood of occurrence, among others.

Management of information and earnings projections: the Company manages comprehensive information and statistical models on all relevant business and customer variables, which allows it to make timely, prognostic decisions.

Collections management: the Company has one sole collections model for managing collections for retail cards, which uses an outsourcing collection model to efficiently recover debt through quality management of debtors.

Large-scale and selective control model for credit and collections circuit: the Company has large-scale controls over all phases of the credit and collections process, from its centralized processes to its point-of-sale and collections processes.

Provision models to cover portfolio risk in line with Basel II standards: the Company has different provisions models that adhere to local regulations in each country as well as Basel II standards, in order to most adequately reflect cardholder portfolio risk. External variables which affect payment behavior are also included in statistical models for estimating provisions. The Company is making progress in each country on implementing anti-cyclical provisions based on industry best practices, having started with Chile and Peru and, in 2012, Argentina. It also uses back testing to periodically monitor the sufficiency of the provisions it establishes.

Lastly, the Company has a corporate governance strategy that includes, among others, local Risk Committees for each country and a Corporate Risk Committee in which directors and senior executives participate. These committees have the following objectives, among others:

•	Monitor the business’s main risk indicators.

•	Monitor the correct functioning of policies and credit and collections processes.

•	Authorize entry into new markets and/or new products that impact risk.

•	Authorize provisions models and monitor sufficiency.

Chile

Credit cards

We are engaged in the credit card business in Chile through the issuance of our Cencosud credit cards, which have a strong presence in our stores and can be used in more than 290 affiliated businesses. As of December 31, 2012, we had approximately 2,168,591 active credit card accounts in Chile. Through our Cencosud card, we have increased the purchasing power of our middle- and low-income clients, who generally do not have credit offers with other institutions, and are generally unable to bear the fixed costs charged by other credit cards.

In addition to increasing sales and traffic in our stores, we also seek to achieve a financial return by facilitating access to credit for an underserved segment of the population. We target all customers of our stores as well as customers in affiliated businesses. Many of our credit card customers also have access to cash advances they can access from tellers at Jumbo, Santa Isabel, Paris, Easy and Turbus stores or from the ATM network of Banco Santander, allowing them to make cash withdrawals in many points of Chile.

Our Cencosud credit cards offer a single credit card with features including monthly payments of minimum charge, revolving credit and installment loans. In addition, when using our Cencosud credit cards, customers also receive added benefits such as access to discounts and special offers and accumulation of points, which are usable in our loyalty program and can later be used to make purchases in our stores. Cardholders are charged with administration fees, and interest charges are based on individual extensions of credit. The average monthly interest rate charged to cardholders as of December 31, 2012, 2011 and 2010 was 3.14%, 2.88% and 3.27%, respectively. We adjust the interest rates on our credit cards regularly in response to costs of funding and standard rates in the industry. The revolving interest rates charged to cardholders are floating.

The following table sets forth the credit cards sales by Jumbo, Santa Isabel, Easy and Paris in Chile and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2012		2011		2010
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$)(1)
Jumbo	264,586	18.6%	248,094	20.5%	228,701	21.1%
Santa Isabel	83,146	8.0%	78,491	8.1%	76,358	8.3%
Easy	95,518	20.0%	91,231	20.8%	85,416	21.4%
Paris(2)	430,019	49.4%	425,599	53.3%	391,022	54.3%
Total(3)	873,270	22.9%	843,415	24.7%	781,497	25.0%

(1)	Except percentages.
(2)	Does not include Johnson in Paris item
(3)	Includes value added taxes.

The table below sets forth information with respect to our credit card receivables in Chile:

	Year ended December 31,
	2012	2011	2010
	(in millions of Ch$)(1)
Portfolio Status
Performing(2)	401,360.72	394,817	370,324
Past due:
31-89 days	25,116.28	26,732	25,749
90-180 days	20,923.66	25,247	19,313
181-365 days	—	—	—
Total	447,400.67	446,795	415,386
Over 365 days and legal proceedings(3)	—	—	—
Loan loss allowance as % of past due loans	67.2%	61.7%	70.3%
Loan loss allowance as % of all loans	6.9%	7.2%	7.6%

(1)	Except percentages.
(2)	Performing loans not past due more than 30 days.
(3)	Entire portfolio written off. These claims are subject to a 100% allowance.

The following table sets forth certain information regarding our non-performing loans and write-offs, for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(in millions of Ch$)(1)
Non-performing loans as % of total loans	10%	11.6%	10.8%
Total write-offs	69,979	56,329	62,016
Average monthly write-offs as % of total loans	1.0%	1.1%	1.2%

(1)	Except percentages.

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offering extended warranties for certain of the electronic products sold at our stores. We also offer other attractive insurance plans to our existing retail customers. Our insurance activities focus on the sale of life, medical, unemployment, home and car insurance, in simple formats and at accessible rates focusing on underserved socio-economic segments. Our insurance products are sold through our distribution channels and are supported by telemarketing and personalized marketing to customers in Paris and Jumbo stores. During the years ended December 30, 2012, 2011 and 2010, our insurance activities in Chile generated revenues from ordinary activities of Ch$15,164 million, Ch$26,553 million and Ch$24,126 million, respectively, representing less than 1.0% of our consolidated revenues from ordinary activities for such periods. These figures do not include extended warranty proceeds, which are booked in the retail division.

Argentina

Credit cards

In Argentina we operate a credit card business for each of our retail brands. The Argentine market for financial services is served by domestic and foreign private banks, public sector banks, credit card operators and retailers. In April 2007, we entered the financial services and insurance markets in Argentina through the launch of our “Tarjeta Más.” As of December 31, 2012, we had issued 963,419 Cencosud credit cards. As of December 31, 2012, sales from our proprietary cards represented 1.9% of net sales, compared to 0.4% as of the same period in 2011. Through our Cencosud credit card, we have increased the purchasing power of our middle and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards.

The following table sets forth the credit cards sales by Jumbo, Disco and Vea, and Easy in Argentina and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2012		2011		2010
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$)(1)
Jumbo	116,142	21.40%	98,863	20.3%	67,805	17.0%
Disco and Vea	75,455	3.9%	59,369	3.9%	35,786	2.7%
Easy(2)	113,925	18.00%	110,030	16.0%	60,608	11.9%
Total	305,522	10.90%	268,262	9.9%	164,198	7.4%

(1)	Except percentages.
(2)	Does no include Blaisten

The following table sets forth certain information regarding our non-performing loans and write-offs in Argentina, for the periods indicated.

	Year ended December 31,
	2012	2011	2010
	(in millions of Ch$)(1)
Non-performing loans as % of total loans	6.38%	7.8%	5.9%
Total write-offs	7,251	1,928	—
Average monthly write-offs as % of total loans	0.47%	0.1%	—

(1)	Except percentages.

The table below sets forth information with respect to our credit card receivables in Argentina:

	Year ended December 31,
	2012	2011	2010
	(in millions of Ch$)(1)
Portfolio Status
Performing(2)	120,956	115,998	77,898
Past due:
31-89 days	4,619	4,571	1,154
90-180 days	2,137	1,792	649
181-365 days	1,487	1,316	706
Total	129,199	125,781	82,763
Over 365 days and legal proceedings(3)	84	2,104	2,355
Loan loss allowance as % of past due loans	99.1%	124.3%	244.7%
Loan loss allowance as % of all loans	6.3%	7.6%	7.4%

(1)	Except percentages.
(2)	Performing loans not past due more than 30 days.
(3)	Entire portfolio written off. These claims are subject to a 100% allowance.

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offer extended warranties for certain of the electronic products sold at our stores and to offer other attractive insurance plans to our existing retail customers. In Argentina we offer insurance brokerage in the following areas: personal coverage, life insurance, homeowners and renters insurance, auto insurance, fraud insurance, health insurance, unemployment insurance, extended warranty coverage, pet insurance and others. The products are sold in our own retail chains and are also available via telemarketing through our call center. The insurance business has experienced substantial growth in recent years, and we believe it will continue to grow as new products are introduced and use of insurance in Argentina becomes more widespread. At December 31, 2012, our insurance brokerage operations in Argentina accounted for less than 1.0% of our consolidated revenues from ordinary activities.

Brazil

In Brazil we operate our financial services through a joint venture with Brazil’s Banco Bradesco, under which they operate our Credi-Hiper card, one of the largest private label credit cards in the northern region of Brazil. Recently, we also granted Banco Bradesco the exclusive right to issue and operate our Cencosud Card (Cartão Cencosud), which will soon replace Credi-Hiper, as well as to offer, within our stores in Brazil, consumer loans, purchase financing and insurance products.

Our relationship with Banco Bradesco began in May 2006, when GBarbosa entered into a five-year operating agreement with Banco Bradesco to jointly operate Credi-Hiper. Credi-Hiper was developed 29 years ago and is a key tool to maintaining the loyalty of GBarbosa’s clients, as well as to generating a significant portion of its revenues. In August 2011, GBarbosa amended and restated the agreement with Banco Bradesco and expanded its scope.

Pursuant to the amended and restated agreement, Cencosud Brasil Comercial, which operates our GBarbosa stores in Brazil, Bretas, Mercantil Rodrigues, Perini and Cencosud Brasil entered into a joint venture agreement with Banco Bradesco pursuant to which Banco Bradesco agreed to offer financial services in Cencosud stores in Brazil. Banco Bradesco was also granted a right of first refusal, subject to certain limitations, if we decide to offer certain additional financial services in its stores in Brazil. Banco Bradesco also has the right to require Cencosud Brasil to engage Banco Bradesco to manage all of its payroll processing and related services, as long as the price, terms and conditions of such payroll services are competitive, as assessed by us. Additionally, the parties agreed to enter into an agreement setting forth terms and conditions for our stores to operate as Banco Bradesco representatives for processing payment of credit card bills. We also granted to Banco Bradesco a limited, non-assignable, trademark license, for the use of certain of our trademarks on the Cencosud Card.

As consideration for Banco Bradesco’s rights under this agreement, Banco Bradesco agreed to pay up to R$300,000,000, including an upfront payment of R$100,000,000 and two other R$100,000,000 payments that are subject to reaching certain goals with respect to Cencosud credit card revenues. Additionally, with the exception of certain fees charged by Banco Bradesco from customers, the net revenue from the Cencosud credit card operation and the provision of certain other financial services, is to be shared equally between Banco Bradesco and us, and we bear 50% of the credit risk associated with the credit cards operated pursuant to this agreement, including defaults in payment and losses. The term of this agreement is 16 years from the execution date, but it can be terminated at any time subject to the payment of certain penalties.

We believe our long-term partnership with Banco Bradesco facilitates the sustainable growth of our financial services segment in Brazil by providing a number of competitive financing alternatives and affordable financial services products to our clients. As of December 31, 2012, we had approximately 1,012,114 active credit card accounts in Brazil.

In the year ended December 31, 2012, 15% of our gross revenues in Brazil were derived from purchases made with our Credi-Hiper and Cartão Cencosud cards. Through these cards, we have increased the purchasing power of our income middle- and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards. These cards do not currently have administration fees, are accepted only in our stores and allow our clients to purchase food and non-food products. We believe that without access to these cards, many of our clients would not be able to afford purchases of higher-priced non-food items. Despite the poor credit background of some of our clients, these cards have low delinquency rates. As of December 31, 2012, 6.2% of our receivable accounts were outstanding for more than 90 days.

Colombia

In Colombia we operate our financial services through a joint venture with Colombia’s Banco Colpatria “Colpatria”. Under this agreement, Colpatria is entitled to market private label and cobranded cards in all of Colombia. Private label cards are only accepted in Cencosud Colombia stores while those that are co-branded are internationally accepted. This agreement commenced prior to our acquisition of Carrefour’s supermarket operation in Colombia. Pursuant to the agreement, Colpatria is given selling space in all of our stores to market its financial services to store costumers. Promotional and marketing efforts for this joint venture are carried out by both parties.

Colpatria is responsible for all administrative processes related to the execution of the business such as the approval and upkeep of all credit facilities granted to clients and collection of receivables. Handling of the loan portfolio is the responsibility of Colpatria and all related efforts must be carried out in compliance with rules and under the supervision of the Superintendencia Finaciera de Colombia (“SuperFinanciera”) or any other regulatory body governing the business being carried out. Results from the financial business in Colombia for the year ended December 31, 2012 were included in the supermarket segment.

Profits or losses derived from this joint venture are distributed equally between the parties on a quarterly basis. This joint venture has a term of 5 years, being automatically extendable for an additional one year if neither party notifies the other 6 months prior to the original termination date.

Peru

We aim to provide financial solutions to our customers in order to make our private label cards the primary form of payment used in our supermarkets in Peru.

In August 2011, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. The credit cards are operated through our supermarkets in Peru. In 2011, Cencosud created Banco Cencosud in Peru. In June 2012, we received the operation license from the SBS, and started operations in August 2012 through our Cencosud credit card. Our financial services segment also includes insurance brokerage services in Argentina, Chile, Brazil and Peru.

The following table sets forth the credit cards sales by Metro and Wong in Peru and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2012		2011		2010
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$)(1)
Metro	64,183	12.45%	49,799	10.5%	36,740	10.1%
Wong	2,901	0.99%	2,158	0.7%	2,553	1.1%
Total(2)	67,084	8.28%	51,957	6.8%	39,292	6.7%

(1)	Except percentages.
(2)	Includes value added taxes.

Other Operations

Electronic stores

As of December 31, 2012 we also operated 73 Eletro-show electronic goods stores in the state of Sergipe in Brazil, through which we sell non-food items. The first Eletro-show store was opened in December 2005. Our Eletro-show stores are operated in small cities where the opening of a traditional store is unjustified. This original and cheap format of store contributes to the enhancement of the GBarbosa brand in cities where we do not have other GBarbosa stores.

Our Eletro-show stores consist of small show rooms with up to a dozen products on display plus an online catalogue accessible at the store through in-store computers. Eletro-show stores have an average selling space per store of less than 100 square meters. The main target market is low- and middle-income classes of consumers, who do not have access to internet at home, are not used to making virtual purchases, and do not reside near one of our traditional stores. The store has a number of computers where potential clients can access a wide range of products.

Our salesmen are available to support the customers in the selection and purchase of desired products. We only sell non-food products in the kiosk. Once a customer places an order for products, we assure delivery within 48 hours. The Eletro-show stores have a separate space for community activities, which enables us to attract more customers. We intend to continue installing kiosks in select locations where there is appropriate demand. At December 31, 2012, our Eletro-show stores accounted for less than 1.0% of our consolidated revenues from ordinary activities.

The following table sets forth certain performance metrics related to our Eletro-show in Brazil for the periods presented:

	Year ended December 31,
	2012	2011	2010
Number of stores	73	55	40
Total selling space (square meters)	8,099	5,516	3,891

The results of our Eletro-show stores are reported under our “supermarkets” segment in our financial statements.

Pharmacies

We also operated 64 pharmacies in Brazil under the GBarbosa brand as of December 31, 2012, which are located inside or adjacent to our GBarbosa supermarkets. At December 31, 2012, our GBarbosa pharmacies accounted for less than 1% of our consolidated revenues from ordinary activities. The results of our GBarbosa pharmacies are reported under our “supermarkets” segment in our financial statements.

As of December 31, 2012, we operated 47 pharmacies in Peru under the Punto Farma Wong and Punta Farma Metro brands, which are located inside or adjacent to our Wong and Metro supermarkets. At December 31, 2012, our Punto Farma pharmacies accounted for less than 0.2% of our consolidated revenues from ordinary activities. The results of our Punto Farma pharmacies are reported under our “supermarkets” segment in our financial statements.

As of December 31, 2012, we operated 39 pharmacies in Colombia under the FarmaSanitas brand, which are located inside or adjacent to our supermarkets acquired from Carrefour in Colombia. At December 31, 2012, our FarmaSanitas pharmacies accounted for less than 0.2% of our consolidated revenues from ordinary activities. The results of our FarmaSanitas pharmacies are reported under our “supermarkets” segment in our financial statements.

Gas stations

We also operate 12 gas stations in Brazil, under the Bretas brand, which are located inside or adjacent to our Bretas supermarkets. At December 31, 2012, our Bretas gas stations accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Bretas gas stations are reported under our “supermarkets” segment in our financial statements.

We also operate 44 gas stations in Colombia, under the Terpel, Chevron and Biomax brands, which are located inside or adjacent to our supermarkets in Colombia. At December 31, 2012, our gas stations in Colombia accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our gas stations in Colombia are reported under our “supermarkets” segment in our financial statements.

Entertainment centers

In Chile and Argentina, we operate ten family entertainment centers under the Aventura brand. Our Aventura entertainment centers offer arcade games, mechanical games, bowling lines, 3D games and even an indoor roller coaster in our Aventura center at Florida Center in Santiago. At December 31, 2012, our Aventura entertainment centers accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Aventura entertainment centers are reported under our “Other” segment in our financial statements.

Loyalty programs

General

We have invested for the last 13 years in loyalty programs designed to reward, retain and attract new customers. Our loyalty programs allow us to develop customer consumption databases which enable us to enhance our merchandise selection and to more effectively target our marketing efforts. Further, our loyalty programs allow us to enhance customer retention by improving our understanding of the buying patterns and preferences of our customers.

Our loyalty programs allow customers to benefit by accumulating points from the purchases they make in our different stores as well as purchases they make with our affiliates, which can then be used to acquire products listed in special catalogues and sold in our stores. In 1999, we started with Jumbo Más and, in 2006, after significant growth in our operations due to several acquisitions, we migrated to a multi-sponsor program named Circulo Más. In 2010, we launched the Nectar loyalty program through a partnership with Groupe Aeroplan Inc. (“Groupe Aeroplan”), a leading loyalty management and customer insights company.

Nectar was created in the United Kingdom in 2002 and has become one of the largest loyalty programs in the world. Through our partnership with Groupe Aeroplan, we are able to utilize some of the most sophisticated loyalty and customer intelligence experience from over 15 countries provided by leading retailers like Sainsbury’s, one of the United Kingdom’s leading food retailer, Auchan, the Italian hypermarkets operator, and CVS Caremark, one of the largest pharmacy health care provider in the United States. Nectar allows us to enhance our customers’ experience by providing a generous, flexible, every-day rewards program, reduces our overall operating costs as some costs are shared by the group of businesses that participate in the program, and provides us with a large and rich customer consumption database that allows us to better understand a large number of our customers.

We believe that our loyalty programs, particularly Nectar, strengthen our relationship with our customers and believe that a substantial majority of our sales come from loyalty clients.

The results of our loyalty programs are reported under our “Other” segment in our financial statements.

Chile

We offer our Nectar loyalty programs in Chile. As of December 31, 2012, we had issued approximately 2,816,083 million active loyalty members in Chile, and as of the same date, 76% of our sales in Chile came from loyalty club members.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Chile, for the periods indicated.

	Year ended December 31,
	2012			2011			2010
	Sales (W/tax)		%(1)	Sales (W/tax)		%(1)	Sales (W/tax)		%(1)
	(in millions of Ch$, except percentages)
Jumbo	Ch$	1,428,399	84%	Ch$	1,211,609	85.3%	Ch$	1,082,538	84%
Santa Isabel		1,034,326	63%		967,724	62.6%		909,138	54%
Easy		381,974	66%		351,647	67.7%		318,919	66%
Paris		875,538	80%		799,122	81.6%		719,635	82%
Total	Ch$	3,720,237	76%	Ch$	3,335,146	75.8%	Ch$	3,030,230	73%

(1)	Percentage that such sales represent of total sales by each of our stores in Chile.

Argentina

In Argentina we also offer our Jumbo Más and Vea Ahorro loyalty programs. As of December 31, 2012, we had 1,543,607 active loyalty club members in Argentina and, as of the same date, 61.0% of our supermarket sales in Argentina came from loyalty club members.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Argentina, for the periods indicated.

	Year ended December 31,
	2012			2011			2010
	Sales (W/tax)		%(1)	Sales (W/tax)		%(1)	Sales (W/tax)		%(1)
	(in millions of nominal Ar$, except percentages)
Jumbo	Ar$	3,333		Ar$	2,585	66%	Ar$	2,162	68%
Disco & Vea	Ar$	4,216		Ar$	3,885	70%	Ar$	2,987	66%
Total	Ar$	7,549		Ar$	6,470	68%	Ar$	5,149	67%

(1)	Percentage that such sales represent of total sales by each of our stores in Argentina.

Peru

In Peru, we are members of the Bonus loyalty program, with a 42.5% ownership. Bonus is a leading multi-participant loyalty program that develops and manages loyalty and incentives programs through a system that rewards customers by giving them points for their purchases in any of our stores that later can be exchanged for other products. At the same time, it allows us to administer a database for marketing campaigns directed to specific segments.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Peru, for the periods indicated.

	Year ended December 31,
	2012		2011		2010
	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)
	(in millions of S/., except percentages)
Wong	1.30	81%	1.24	81.0%	1.08	81.0%
Metro	2.23	79%	2.00	79.0%	1.72	79.0%
Total	3.53	80%	3.24	80.0%	2.80	80.0%

(1)	Percentage that such sales represent of total sales by each of our stores in Peru.

Retail Consumer Banking

Banco Paris

Since 2005, we have owned Banco Paris, a specialty retail consumer bank in Chile. Banco Paris was formerly the Santiago Express division of Banco Santander Santiago, which we acquired in 2005 and registered as a separate bank under the Banco Paris brand with the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, or “SBIF”). As of December 31, 2012, Banco Paris’ network included 29 branches throughout the city of Santiago and various regions of Chile and 39 retail promotional stands within Cencosud retail stores, and is ranked 18th in terms of total loans and accounts receivables among all private sector banks in Chile according to the Chilean Central Bank. At December 31, 2012, Banco Paris accounted for approximately 0.3% of our net revenues.

Banco Paris’ lending and credit activities are primarily aimed at satisfying the demands for financial services of individuals. Banco Paris offers its individual customers a range of products and services aimed at satisfying their financial service needs, including consumer loans, credit cards and residential mortgage loans. In keeping with its orientation to the retail banking market, Banco Paris offers a range of traditional deposit instruments, including savings and time deposits. Banco Paris also offers its customers life and homeowner’s insurance.

As of December 31, 2012, Banco Paris served more than 430,000 individual customers, with loans outstanding to approximately 412,000 debtors, including approximately 408,000 consumer loans and 4,000 credit card accounts. At the same date, Banco Paris had 49,000 savings accounts and 1,800 time deposits related to individuals.

To evaluate a customer’s credit risk, Banco Paris uses scoring and other automated systems to determine the customer’s profile and payment capacity in terms of income, education, family obligations, other financial obligations and other factors.

To evaluate a customer’s credit risk, Banco Paris uses scoring and other automated systems to determine the customer’s profile and payment capacity in terms of income, education, family obligations, other financial obligations and other factors.

The table below sets forth information with respect to our Banco Paris loan portfolio:

	Year ended December 31,
	2012	2011	2010(1)
	(in millions of Ch$)(2)
Portfolio Status
Performing(3)	195,293	164,784	166,879
Past due:
31-89 days	6,719	6,467	7,988
90-180 days(4)	5,354	5,421	6,133
+ 180 days	660	838	964
Total	208,025	177,510	181,964
Loan loss allowance as % of past due loans	84%	88%	107%
Loan loss allowance as % of all loans	5%	6%	9.0%

(1)	Includes activities from postponed commissions.
(2)	Except percentages.
(3)	Performing loans not past due more than 30 days. Excludes Chilean credit card portfolio.
(4)	Entire portfolio written off. These claims are subject to a 100% allowance.

Banco Cencosud

In 2011, we established Banco Cencosud in Peru and in June 2012 we received the operation license from the SBS, and started operations in August 2012 through our Cencosud credit card. Banco Cencosud is regulated by the banking, insurance and pensions superintendence of Peru (Superintendencia de Bancos, Seguros y Pensiones).

Prices

Our price strategy varies depending on the format, market and business unit. For our high-end formats, we seek to offer quality and service while for our mid- and low-income formats, we seek to offer competitive prices without compromising service and quality. In addition, for seasonal items, our strategy is to periodically markdown these items until we have sold all seasonal stock. To ensure the maintenance of competitive market prices, we monitor periodically the prices of our competitors and position our prices to keep our competitiveness. Finally, we also support our prices with special offers and also with discounts through our private label credit cards.

Purchasing

We purchase our products from approximately 13,000 suppliers. No single supplier or group of related suppliers accounts for more than 3.1% of the total products purchased by us in 2012 on a consolidated basis. In addition to local and regional suppliers, we are also able to import products directly from Asia, where we are able to obtain more favorable pricing, and which in turn allows us to negotiate improved purchasing terms with certain suppliers. We believe that the sources and availability of materials for our retail store operations are adequate and will continue to be so for the foreseeable future. We have not experienced any difficulty in obtaining the types or quantities of the merchandise we require on a timely basis and believe that, if any of our current sources of supplies were to become unavailable, alternative sources could be obtained without any material disruption to our business.

Private Label Business

Private label products are those manufactured by one company for offer under another company’s brand. We carry our own private label program in both our food-retail and non-food-retail businesses, which allows us to offer a variety of products using our own portfolio of brands rather than third-party brands. The main objectives of our private label program are:

•	to provide differentiation and uniqueness to our stores by offering a unique set of products available only in our stores; and

•	to achieve incremental margin versus the national brands.

Our strategy is to develop a portfolio of private brands shared across all countries and business units and to cover the most important categories and developing value added (70%) and first price (30%) brands. To do this in 2009 we assembled a corporate private label team consisting of former employees of consumer goods companies, such as L’Oreal, Unilever, P&G and Nestlé. In 2008, we started to optimize and streamline our brand portfolio from 70 to 53 brands. We also established a private brand development process, a key performance index (KPI), toured retailers worldwide searching for benchmarks, and created network of suppliers, agencies, consultants and research companies to help develop our private label brands. Our Paris department stores currently carry private label products under the brands Tribu, Opposite, Aussy, Greenfield and Alaniz. We have also developed the URB and NEXT brands for our supermarket and home improvement operations.

As a result of these actions, our private label brands have grown two to three times faster than the rest of our business and we expect this trend to continue, with private label shares over sales growing from 6.9% of total sales in 2009 to 7.5% of total sales in 2012.

Distribution

General

Some of our products are delivered directly to our stores by our major suppliers and others are sent to our distribution centers. The use of our own distribution centers allows us to achieve operational efficiencies as suppliers can deliver their products to centralized locations rather than to our many store locations and we can benefit from economies of scale. In the event we experience significant growth outside our current geographic area, however, we may choose to lease additional facilities under similar terms or seek alternatives in order to recognize certain cost efficiencies.

Supermarkets

Chile

For fast-moving and high-volume sales merchandise, national suppliers distribute products directly to each store. For slow-moving groceries, perishable fruits and vegetables and imported products and meat, distribution is centralized through our distribution centers and delivered by third-party transportation companies. Sales from products delivered to our distribution centers accounted for approximately 38.8% of our sales at December 31, 2012.

We operate in three distribution sites in the Santiago metropolitan region from which we conduct all centralized deliveries to our Jumbo and Santa Isabel stores, including:

•

A 41,000 square meters distribution center that operates in three shifts six days a week and is used to deliver non-perishable products, perishable fruits, vegetables and other refrigerated food categories to Santa Isabel and Jumbo stores. We use a cross-docking system for fresh products, that allows fresh products to reach stores in 24 hours. Cross-docking is the practice of receiving goods at a distribution center, which are immediately consolidated with other goods for quick distribution to stores.

•

A 90,000 square meters distribution site used to deliver non-perishable, non-food and textile products. Three quarters of the distribution center are dedicated to imported products and the remainder is used for a cross-docking system of national products that allows products to be shipped in less than 24 hours.

•	A 2,500 square meters distribution center that is used to store and delivery of imported fresh meat.

Frozen products (imported and national) are stored and delivered using a third-party-logistic provider.

In order to achieve operational efficiencies, during 2011 we increased the use of our centralized distribution system for Jumbo stores in the Santiago metropolitan region, primarily for non-perishable products and fruit and vegetables. During the first quarter of 2012 we commenced a “Lean Logistics Project,” with McKinsey & Company consultants, in order to review our procedures. We use a SAP-based automatic replenishment system for all products stored in our distribution centers with the goal of increasing availability of products and maintaining lower inventories.

Deliveries are made using external carriers. Freight contracts are generally signed for three- or four-year periods, and include a rate adjustment based on changes in oil prices, exchange rates and other factors.

Argentina

Distribution to our stores in Argentina is centralized from three distribution centers located in Buenos Aires, Cuyo and Córdoba, and a transfer site in Tucuman totaling 153,000 square meters, which together accounted for 80.0% of our supermarket sales in Argentina in 2012, including meat and bakery products. Approximately 20% of our products are distributed to our stores directly by our suppliers.

Each distribution center supports between 60 and 120 specific stores in a five to six days a week basis, running both a stock operation of national and imported products and a cross-docking operation for fresh vegetable and fruits, and a share of groceries received from national suppliers. All operations are supported by a warehouse management system and radio frequency technology (consisting of a special chip attached to our products which can be later detected by antennas, allowing real time knowledge about the location of our products).

Real-time order information is transmitted from stores to distribution centers and subsequently to suppliers via our intranet site. This real-time system allows us to optimize product availability and delivery time. In addition, our distribution centers in Argentina have an automatic replenishment system to manage all non-perishable goods, including discount and seasonal goods, which helps maintain proper inventory levels and avoid shortages.

In order to increase our capacity and productivity, during 2011 we implemented a new voice automated system in our Buenos Aires and Cordoba sites. The roll-out to Mendoza is on-going. This technology gives our employees free use of their hands, thus improving their productivity and safety.

All trucks are provided by third-party companies pursuant to one to three years contracts.

Brazil

We currently use three distribution centers for our GBarbosa stores in the north east of Brazil, totaling approximately 51,000 square meters. They are located in Aracaju (32,000 square meters), Salvador da Bahia (11,000 square meters) and Fortaleza (8,000 square meters). Our distribution centers accounted for approximately 75.3% of our sales as of Decembre 31, 2012. The GBarbosa distribution centers run a dry and fresh goods stock operation. In 2011, we increased cross-docking operations in order to manage sales growth and improve productivity. We currently expect to increase our operations in Salvador da Bahia in 2012, in order to satisfy the growing demand in Bahia and reduce transportation costs. Deliveries to GBarbosa stores are made primarily through external carriers although we do own a small fleet of delivery vehicles. Home deliveries are handled entirely by external carriers.

Bretas stores in central Brazil are supported by two distribution centers, totaling approximately 40,000 square meters. They are located in Belo Horizonte (30,000 square meters) and Goiania (10,000 square meters). Both distribution centers store dry goods, vegetables and fresh goods operations. Both distribution centers have staple stock (storage) and cross-docking capabilities, which enable goods received at the distribution center to be stocked and distributed at a later time or distributed immediately to our stores. Currently the distribution centers include electronic goods for store and home delivery. Products stored in our distribution centers accounted for approximately 60% of our sales in 2012. Distribution to stores and home deliveries are made entirely by external carriers.

Perini stores in Salvador da Bahia also have their own distribution center located in one store, because of their smaller scale and the higher-quality fresh products offered, Perini stores also receive direct deliveries from suppliers. Perini does own a small fleet of vehicles for distribution to its stores.

Mercantil Rodrigues are stores with high rotation food goods, such as fresh fruits and vegetables, meat and poultry, dairy and others. These stores receive direct deliveries from suppliers.

Our 31 Prezunic stores in the city of Rio de Janeiro were served by a rented distribution center. This distribution center is located in that city’s center, has an area of 45,000 square meters and has both stock and cross-docking operations. It has facilities for dry goods, chilled goods and frozen goods. The distribution to stores are made by a standardized fleet of 21 trucks, which we own, with a complete GPS monitoring system.

Peru

We operate three distribution centers and three warehouses, which supports both Wong and Metro supermarkets and hypermarket stores. The main distribution center is a 26,248 square meter site, owned and used for the cross-docking of fresh vegetables, meat and other food products. Additional rented distribution centers add 29,200 square meters of storage area, for non-food, textile, imported goods, and for home delivery operations of home appliances and other large sized items.

Two of the other facilities are situated on the northern coast, and the last one is situated in Lima for storage of frozen and refrigerated goods. Centralized distribution accounts for approximately 76% of Peru supermarkets sales.

Cross-docking of national groceries and fresh-products represents approximately 78% of centralized distribution while a regular in-stock operation is used for distribution of imported products and some categories of national non-food products. We use a SAP-based warehouse management system for our operations. Deliveries are made using external carriers, delivery contracts are negotiated periodically.

Colombia

Our distribution operations in Colombia are conducted through a third party who offers storage services and handling of products. Approximately, 60% of our goods sold are handled through one of the three different platforms used by our third party contractor.

Cross docking is used in the cities of Bogota, Cali, Bucaramanga, Barranquilla and Medellin. This service has no charge for Cencosud as suppliers carry the cost of these operations and each negotiates on an ad hoc basis. Both perishable and non-food items are handled through this platform. Cencosud assumes logistical costs associated with the handling of perishable goods. Imported goods are handled by a specific platform in Bogota from which goods are distributed to our stores.

Imported goods are handled by a specific platform in Bogota from which goods are distributed to stores.

Department stores

We operate one 80,137 square meter distribution center located in Santiago that services all our Paris department stores in Chile. Centralized distribution accounts for nearly all of our Paris sales. We use a warehouse management system, RF technology and an automated sorter for cases and certain textiles. In addition, we have another operation in the same distribution center for internet sales and offer special value-added services (packing, gift wrapping and gift cards and others) and deliver the products directly to our customers’ homes.

Deliveries are made using external carriers. We have different contracts for each distribution zone and type of service required. Contracts are generally negotiated on a two to three year basis.

For the new Johnson department store chain, we operate a 21,175 square meter rented distribution center located in Santiago. Centralized distribution accounts for all sales. The distribution is made by third-party contractors, and there are first initiatives underway to share home delivery with Paris stores.

Home improvement stores

Chile

Our 80,000 square meters distribution center is located in Santiago and accounted for approximately 70% of our Easy sales in 2012. Centralized distribution is mainly supported by a cross-docking system that operates with more than 450 vendors and accounts for two thirds of the distribution operations, while the rest arises from imported stored goods, which represented approximately 18.0% of Easy sales in 2012.

Transportation is handled by external carriers. Home delivery transportation contracts are signed for a one- to two-year period. Distribution center-to-store transportation contracts are signed for four years because of the high investment required to customize trucks for optimal load capacity. Special two-floor trucks with side load compartments are designed to transport irregular-shape products that are commonly sold in our Easy stores.

An automatic replenishment system manages the stock levels in stores in order to maximize service level and optimize inventory turnover.

Argentina

We operate three distribution centers located in Buenos Aires, totaling 59,000 square meters, which accounted for 42.0% of our Easy sales in Argentina in 2012. Easy Argentina also relies on direct deliveries from suppliers to stores, which accounted for 58.0% of our Easy sales in 2012.

Centralized distribution includes a regular warehouse operation from stocked merchandise (imported and domestic goods) which represented approximately 20.0% of sales in 2012, and a growing cross-docking operation with more than 600 vendors that accounted for approximately 22.0% of sales in 2012. There is also a home delivery operation which accounted for approximately 15.0% of sales in 2012.

Transportation is handled by external carriers. Distribution center-to-store transportation and home delivery transportation contracts are negotiated every two years.

Colombia

Due to the small size of our operations in Colombia, distribution and deliveries are handled by a third-party.

Marketing

During 2012, we worked to further develop our Cencosud brand, with two main objectives: (i) consolidating Cencosud as a strong brand, widely recognized across socioeconomic groups and across regions, and (ii) creating a family of brands recognized and valued by our customers, with the endorsement of Cencosud as a seal of quality and reliability.

To achieve these objectives, we updated and redesigned our logos in order to reflect the familiarity between our brands and their association with a retail leader in South America.

Our aim is to develop strong brands prepared for competition with global brands, but with an appeal to local consumers. For this, we have an internal consumer research unit that allows us to better understand our consumers’ behaviors, attitudes, demographics and trends, providing us with important and valuable information necessary to adjust our marketing strategy in each of our business units in all the countries in which we operate.

Supermarkets

Chile

Consistent with our business strategy, our marketing plan is directed at projecting our image as a hypermarket and supermarket chain which offers value through a combination of high-quality service and competitive prices. In Chile, Jumbo is one of the most valued brands, mainly for its association with quality, variety and service. Our principal marketing themes for our Jumbo hypermarkets are “Jumbo te da más” in Chile and Argentina (“Jumbo gives you more”). Santa Isabel is a supermarket based on the concept of familiarity and closeness with our customers. Our principal marketing theme for our Santa Isabel supermarkets is “Santa Isabel te Conoce” (“Santa Isabel knows you”).

We operate separate, marketing programs for our Jumbo hypermarkets and Santa Isabel supermarkets. Our primary advertising outlets, in addition to point-of-sale marketing, are mass marketing, mainly television and radio, nationwide and regional press, brochures and magazine-type inserts in major newspapers, and we are investing strongly and steadily in digital marketing, including social networks and email marketing. We receive fees from our Chilean suppliers for access to selling space in our hypermarkets and supermarkets and in connection with special promotions and other marketing programs.

Argentina

As in Chile, our marketing strategy in Argentina is directed primarily at increasing net sales and projecting our image as a hypermarket chain which offers high-quality service and competitive prices. Our marketing efforts for Jumbo and Disco in Argentina are, however, aimed more at consumers in the middle and higher income levels. For lower income levels, we operate Super Vea supermarkets. Located mainly in the provinces, Super Vea supermarkets are focused on the concept of value priced products and, consequently, financial saving to the retail customer.

Our primary advertising outlets in Argentina, in addition to point of sale marketing, are mass marketing, mainly television and radio, nationwide and regional press, brochures and magazine-type inserts in major newspapers, and we are investing strongly and steadily in digital marketing, and email marketing. As in Chile, we receive fees from our Argentine suppliers for access to selling space in our Argentine hypermarkets and in connection with special promotions and other marketing programs.

Brazil

We believe we have a very positive image in the eyes of our clients in the locations we operate, due to our low prices, the high quality of services we offer, and the wide range and superior quality of products.

Our marketing department and external advertising agencies meet on a periodic basis to analyze and develop our marketing strategies, product development and advertising campaigns. As a result, we are able to customize and adjust our marketing strategy to local traditions and ethnical backgrounds, adding significant value. Our GBarbosa Brand sponsors traditional Brazilian northeastern celebrations of “Sao Joao” (St. John’s Day) and “Carnaval” (summer carnival).

For higher income consumers, we operate Perini supermarkets, offering a wide variety of delicatessen and premium products, and in-store produced food and pastries. Perini communication is mainly direct. Each client segment receives tailored communication, with activities and events of interest. We focus our marketing and advertising efforts on regional television advertisements, local press and also on the distribution of promotional flyers in our stores. Since a significant number of our clients are from middle- and low-income segments, and the majority are middle-aged housewives, television advertising is our main marketing tool.

We have included Tarjeta GBarbosa in our advertising campaigns, as it is one of the main drivers of our clients’ loyalty. As part of our roll-out of a single Cencosud brand for our credit cards, we will soon launch “Tarjeta Cencosud,” which will also facilitate the purchase of more expensive products, such as electronics and home appliances.

Peru

Our marketing strategy in Peru is segmented. Our marketing strategy for our Wong brand, which primarily targets the upper-income consumer, relies heavily on well-known newspapers and sponsors and promotes Peruvian products and festivities such as “El Corso,” “Evento del Pisco” and others. Our marketing strategy for the Metro brand relies more on mass media, mainly television, which allows us to broadly communicate our offers and value proposition to middle-income families, a growing segment in the Peruvian market. As in Chile, we receive fees from our Peruvian suppliers for access to selling space in our Peruvian stores and in connection with special promotions and other marketing programs.

Home improvement stores

Chile

Our home improvement marketing efforts are directed at projecting our image as provider of everything necessary for small to large construction projects under one roof to the general population, including professional contractors and homeowners. Our marketing strategy reinforces our commitment to offer the best solutions for our customers at the best prices. Our marketing strategy relies heavily on mass media and recently, but with growing importance, on digital media. Consistent with our policy of customer satisfaction, we guaranty the lowest price in the market and accept returned products if the client is not satisfied.

Argentina

In Argentina, in addition to traditional mailings and catalogues similar to Chile, we conduct programming through our website, www.easy.com.ar, television and radio that teaches our clients how to use our products, and also through practical classes at our store locations. Our television and radio programming runs continuously on local channels. In Argentina, we also guarantee customer satisfaction and accept any returns within the timeframes established by the consumer protection guidelines currently in place.

Department stores

Our Paris department stores have a complete marketing calendar, with a strong and consistent investment in mass media as well as digital media. The Paris Facebook page has more than 1 million fans, and Paris was a pioneer in creating special events for its fans. Paris has advertising contracts with well-known celebrities in the local community, positioning Paris as a fashionable, modern and women-oriented brand.

Since 2010, Paris has presented the “Paris Parade,” an event similar to the Macy’s Thanksgiving Day Parade in New York, where people and large inflatable balloons parade through Santiago’s main avenue.

Shopping centers

Marketing activities and programs for our shopping centers are conducted by each individual shopping center. Our principal marketing objective is to attract customers to our shopping centers through traditional publicity on television, radio and in newspaper announcements as well as through special events at the shopping centers, including fashions shows, concerts, theater productions, wine tastings, cooking classes and aerobics classes. In addition, we regularly give away gifts through lotteries that customers can enter by purchasing a product from one of our shopping center retailers.

All shopping center promotional and marketing costs are paid by our tenants as part of their monthly maintenance fees. Each tenant’s contribution is proportional to its sales.

Competition

The retail industry is highly competitive and characterized by high inventory turnover, controlled operating expenses and small profit margins as a percentage of sales. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations and inventory management. Advertising and promotional expenses are necessary to maintain our competitive position in our major markets. We compete principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. We face strong competition from international and domestic operators of supermarkets, department stores, home improvement stores and shopping centers, including Casino, Carrefour, Wal-Mart, and Falabella.

The following table provides a brief overview of our competitive position in each of our principal markets as of December 31, 2012:

	Chile	Argentina	Brazil	Peru	Colombia
Supermarkets	2nd	2nd	4th	1st	2nd
Department stores	2nd	—	—	—	—
Home improvement	2nd	1st	—	—	—
Shopping centers	2nd	2nd	—	—	—

Source: ASACH, ABRAS, Nielsen, competitors’ press releases, and company estimates.

See “—Industry Overview and Competition” below for more information about the markets in which we compete.

Management Information Systems

Our management information systems include technology that permits us to automate our back office, distribution and checkout operations. Our technology department is responsible for technical support, operations, development and maintenance of our management information systems. Our team specializes in providing company-wide business intelligence according to our business strategy to achieve a competitive advantage.

We have made significant investments in maintaining and updating our technology infrastructure and systems applications and business solutions. The current customized information systems have contributed significantly to our competitiveness and growth to date, however, they are also diverse, complicated, increasingly expensive and of limited flexibility in respect of evolving technology and growth of our business. Therefore, we are simplifying our systems architecture. For example, we have integrated the operations of our Jumbo and Disco supermarkets in Argentina, resulting in operating efficiencies and cost savings. We have also been working on the integration of SAP FICO on a regional level in Argentina and Colombia in 2012. We expect to complete this system in Peru in 2013, while in 2015 we expect that have completed its implementation in Brazil and Chile. Finally, all acquired entities are operating over the same data network, sharing network services, IP phone and video conferencing services, as well as information technology security tools and protocols, allowing us to operate at lower costs and setting the ground for wide-scale Information Technology (“IT”) integration across the regions in which we operate.

We are in the process of a company-wide roll out of single business solutions for each of our business segments, which will simplify the current processes and further enable our growth strategy. The business solutions are based in technology obtained through a strategic agreement with SAP A.G. These projects are expected to improve financial control, inventory optimization, store operations and supply chain planning and execution. Furthermore, it will facilitate and simplify the incorporation of new stores, allowing us to maintain competitiveness and quickly adapt to trends and our customers’ needs. In our supermarket division, considerable resources are being applied for the SAP migration in Brazil with plans to have the entire division on a single SAP platform by the end of 2013. This project would include the interaction of the recently acquired Prezunic operations. We expect to have the totality of our supermarket division on a single regional SAP platform by 2016. For our home improvement stores segment, the platform roll-out began in 2011 in Chile and was completed for Argentina and Colombia in 2012. We estimate to have concluded the same process for our department store segment in 2014 with SAP for Paris Peru being implemented in 2013. For the department stores in Chile in 2014. In Peru, we have rolled out the necessary systems to support the opening of Banco Cencosud and provide the necessary systems to support the daily operations of our financial arm in the country.

As part of the process of integrating the operations, systems, processes and controls that are part of the businesses we have acquired, we are working to strengthen existing control mechanisms in accordance with the provisions of Section 404 of the Sarbanes Oxley Act. In connection therewith, we created a new area in our IT department whose role is to lead all IT initiatives related to upgrading our internal controls and complying with the requirements and standards of the Sarbanes Oxley Act. Currently, the work is focused on the implementation of a new credit card sales reconciliation system that will provide support for a strong internal control environment in this area, the improvement of the procedures for the reconciliation of accounts, and a deep review of the role definitions and segregation of duties included in systems, and the implementation of applications for monitoring critical users.

In the case of logistics, we plan to implement a single home delivery module for all business units.

We have also selected a credit card application architecture that will include risk management, credit approval, customer relationship management, collections and transaction processing for our credit card operations in each region. This new solution will be implemented in Peru first, and will then be rolled-out to Chile, Argentina and Brazil.

While we have some backup data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, we do not yet have an integrated disaster recovery plan or a backup data center that covers all regions. We are currently in the process of centralizing our data centers in order to process all applications for each region in a single location. We plan to do the same with our business intelligence and management control information. We expect to roll-out two backup data centers in Santiago and Buenos Aires, supported by global service providers and state-of-the-art equipment, which will provide support to all our regions.

Cyber security

Our security platform allows us to manage user identities, allocate resources to users and secure access to corporate resources. Our Information Security Department and Corporate Audit Department review segregation of duties. We have an access management process for all the key applications that support business units based in Chile, Argentina, Peru and Colombia. Companies we acquired in Brazil are currently developing similar systems.

Cyber attack detection systems are currently in place, including firewalls and intrusion prevention systems. We have deployed antivirus solutions for endpoints and servers, antispam and antivirus for corporate e-mail and a web filtering solution to secure internet access. Security infrastructure is deployed in Chile, Argentina, Peru and Colombia, and is in progress in Brazil.

All policies, procedures and tools described above are also used in credit card and banking operations. Additionally, in 2011 we initiated a program to ensure our compliance with the Payment Card Industry Data Security Standard (PCI DSS), an information security standard for organizations that handle cardholder information for the major debit, credit, prepaid, e-purse, ATM, and POS cards. Defined by the Payment Card Industry Security Standards Council, the standard was created to increase controls around cardholder data to reduce credit card fraud via its exposure. Validation of compliance is done annually—by an external Qualified Security Assessor (QSA) for organizations handling large volumes of transactions, or by a Self-Assessment Questionnaire (SAQ) for companies handling smaller volumes.

All of our distribution centers have a backup network link, uninterruptible power supply and emergency power systems in order to be protected from link cuts and main power disruptions. We also use a daily data backup system and have service contracts in place to repair any hardware failures.

In April 2009, the home page for our Unicenter Shopping Center in Argentina was hacked. As a result, our customers were unable to access the home page for a brief period. There were no material disruptions to our business operations. In response to this event, and to prevent any future disruptions, we have defined more stringent security recommendations for software development. Software is subjected to an exhaustive security test before the application is moved to the production environment and ethical hacking activities are performed periodically to ensure security.

Property, Plants and Equipment

Our properties include hypermarkets, supermarkets, home improvement stores, department stores, shopping centers and land reserves for the construction of stores and shopping centers. All of our properties are located in Argentina, Brazil, Chile, Colombia and Peru. We believe that all of our facilities are adequate for our present need and suitable for their intended purposes.

We own our headquarters, located at Av. Kennedy 9001, Las Condes, Santiago, Chile.

The following table sets forth certain information with respect to our facilities at December 31, 2012:

Segment	Country	Number of stores	Area(1)	% Leased
Supermarkets	Chile	171	238	63%
Hypermarkets	Chile	43	287	19%
Supermarkets	Peru	86	259	50%
Supermarkets	Argentina	288	522	49%
Supermarkets	Brazil	205	505	95%
Supermarkets	Colombia	100	454	16%
Home Improvement	Argentina	47	389	30%
Home Improvement	Chile	31	300	23%
Home Improvement	Colombia	4	34	75%
Department Stores	Chile	78	377	73%
Shopping Centers	Argentina	15	236	13%
Shopping Centers	Chile	11	431	27%
Shopping Centers	Peru	3	50	0%
Distribution Centers	Argentina	14	227	29%
Distribution Centers	Brazil	12	147	100%
Distribution Centers	Chile	9	334	78%
Distribution Centers	Colombia	9	33	100%
Distribution Centers	Peru	6	55	100%

(1)	In thousands of square meters.

In addition, we routinely purchase undeveloped properties that we hope to use for future construction supermarkets, home improvement stores and shopping centers. As of December 31, 2012, we had the following undeveloped properties:

Country	Number of properties(1)	Total area (in thousands of square meters)
Argentina	61	2,701
Brazil	6	170
Chile	51	2,602
Colombia	2	68
Peru	37	212

(1)	Includes properties where construction is ongoing.

Intellectual Property

The principal trade names and service marks used in our business are Jumbo, Jumbo Más, Easy, Más Easy, Santa Isabel, Disco, Vea, Paris, Más Paris, Paris Corredores de Seguros, Banco Paris, Johnson, Nectar, Wong, Metro, GBarbosa, and Prezunic among others, and their respective logos, covering all major South American markets. We own or have the rights to use the trade names and service marks and the respective logos related to all our marks. We believe that our trademarks, trade names and service marks are valuable assets to us which successfully differentiate us from our competitors.

Insurance

We maintain insurance policies covering, among other things, fires, earthquakes, floods, acts of terrorism and general business liability. Business interruption insurance is not currently available in Chile on terms we consider commercially attractive. Management believes that our insurance coverage is adequate for our business.

Material Agreements

For a description of the material agreements relating to our indebtedness, please see “Item 5.—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

On November 30, 2012, Cencosud S.A. completed the acquisition of Carrefour supermarket operations in Colombia, for a total purchase price equal to €2 billion. The company is expected to migrate all acquired stores to the Cencosud format in 2013. See “Item 4. Information on the Company—A. History and Development of the Company—History.”

Industry Overview and Competition

Our countries of operation—Argentina, Brazil, Chile, Colombia and Peru—represent a combined population of approximately 332.0 million, according to the IMF as of 2012. Chile, our largest market in terms of revenues from ordinary activities, has a population of approximately 17.4 million and experienced GDP growth of 6.1% in 2010, 6.0% in 2011 and is estimated to have grown 5.5% in 2012, as reported by the Central Bank of Chile. Argentina, our second-largest market in terms of revenues from ordinary activities, has a population of approximately 41.0 million and, according to the Central Bank of Argentina, experienced annual GDP growth of 9.2% in 2010, 8.9% in 2011 and is estimated to have grown 5.1% in 2012, as reported by the Argentine Ministry of Economy. Brazil, our third-largest market in terms of revenues from ordinary activities, has a population of approximately 196.5 million and, according to the Central Bank of Brazil, experienced annual GDP growth of approximately 7.5% in 2010, 2.7% in 2011 and 0.9% in 2012.

We have supermarkets in Argentina, Brazil, Chile, Peru and Colombia; home improvement stores in Argentina, Chile and Colombia; shopping centers in Argentina, Chile and Peru; and department stores in Chile. During the year ended December 31, 2012, 73.6% of our revenues from ordinary activities came from our supermarket operations, 11.6% came from home improvement operations, 9.7% from our department stores, 1.8% from our shopping centers and 3.1% from our financial services.

	Year Ended December 31, 2012
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services	Other(1)
Revenues from ordinary activities	6,738,171	1,063,086	886,075	165,462	282,253	14,030
Gross margin	24.9%	33.1%	27.2%	85.6%	62.8%	81.6%
Adjusted EBITDA(2)	399,774	91,386	43,127	119,900	59,272	(77,136)

(1)	See “Item 4. Information on the Company—B. Business Overview” for a description of our “Other” segment.
(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

The Supermarket Industry

Chile

As of December 31, 2012, we estimate that the Chilean supermarket industry is composed of approximately 1,319 stores nationwide, including hypermarkets and supermarkets. INE estimates the size of industry at Ch$7,563 billion in 2012. According to BMI, in 2012 supermarkets accounted for approximately 26.5% of net retail sales in Chile and according to INE approximately 43.3% of such net sales in the Santiago metropolitan region. As of December 31, 2012, total net sales by supermarkets in Chile grew by 12.8% as compared to the same period in 2011, according to the Chilean National Institute of Statistics. During the last three years, same-store sales at our supermarkets grew by 4.8%, 4.7% and 5.9%, in 2012, 2011 and 2010, respectively.

In recent years, the Chilean supermarket industry has been characterized by the construction of larger stores (including more hypermarkets), both on a free-standing basis and within shopping centers and other commercial developments, and consolidation of ownership in fewer, larger supermarket chains. Current trends in the industry include increased differentiation among competitors, with some supermarket chains emphasizing a low price/low service strategy, while others have pursued a strategy of moderate or higher prices with higher levels of service. Other recent trends in the Chilean supermarket industry have include the development of specialized internet sale channels by major players, increased funding of marketing costs by suppliers, expansion by chains outside the Santiago metropolitan region and to urban areas with lower purchasing power, the growth of private label products, and increased demand for organic products and prepared foods.

As noted above, we believe that the Chilean supermarket industry shows certain signs of saturation, and as a result newly opened stores to some extent cannibalize the sales of existing stores. As of December 31, 2012, we estimate that the three largest supermarket operators in Chile represented approximately 94.1% of the industry in terms of net revenues. Our growth prospects in the Chilean food retailing sector are likely to depend to a large extent on future growth in Chilean GDP or acquisitions of other supermarket chains, and we cannot assure you that either will in fact occur.

Our competitors include hypermarkets, supermarkets, hard discount stores, self-service stores, traditional, family-owned neighborhood grocers and open markets. Although competition is already intense in many locations, we believe that competition is likely to intensify further as existing competitors expand the number of their stores and improve the quality of their operations and as new competitors enter the market. Competition is based on price, quality, variety, customer service and store location, with various competitors emphasizing these factors to varying degrees.

The following table presents certain information about us and our principal competitors in the Chilean supermarket industry as of December 31, 2012:

	Wal-Mart Chile(1)	Cencosud	SMU	Falabella (Tottus)
Number of stores	327	214	478	43
Total selling space (square meters)	748,000	524,677	786,726	154,908
Market share(2)	36.3%	27.2%	24.5%	6.1%

Source: Public filings, INE, ASACH, Planet Retail.

(1)	Formerly known as D&S
(2)	As of December 31, 2012, based on reported net revenues from supermarket operations in Chile.

We estimate that Wal-Mart Chile, formerly known as D&S, is the largest supermarket chain in Chile in terms of net revenues and, at December 31, 2012, it operated 327 stores in Chile. Wal-Mart Chile operates four different sizes of stores under different brands, allowing it to target different segments of the market offering a combination of every day low prices, service and proximity. In 2003, D&S initiated a promotional program of “everyday low prices” which increased pressure on our operating margins. D&S was acquired by Wal-Mart in January 2008, and due to its association with Wal-Mart, we believe it has greater leverage with its suppliers than us or its other competitors. As a result, it is able to obtain more favorable purchasing terms than us.

Recent efforts by Chilean retail holding company SMU S.A. (“SMU”) to consolidate over 50 regional food retailers in Chile into a single integrated rival threaten to increase competition in the Chilean supermarket industry. Additionally, in September 2011 SMU announced it had acquired rival Supermercados del Sur, which we estimate was the fourth-largest supermarket chain in Chile in terms of revenues at the time. These consolidation efforts have not yet had a material impact, but we perceive increased risk over the intermediate-to-longer term. We see similar consolidation efforts targeting smaller hardware stores and “do-it-yourself” retailers in the home improvement industry, such as the SMU’s acquisition of Construmart, the third-largest retailer in the Chilean home improvement industry in terms of revenues in our estimation. We expect other regional rivals to emerge in the future. Peru’s second-largest supermarket retailer according to Apoyo y Asociados (“Apoyo”) is also expanding into markets historically dominated by Wong. In Brazil, improved offerings by Wal-Mart appear to be leveraging international procurement more effectively and are therefore able to compete more strongly in terms of price.

Moreover, on December 14, 2011, the Chilean antitrust authority (Fiscalía Nacional Económica, or “FNE”) announced an investigation into anti-competitive practices in the food retail industry. The investigation includes several local operators, including Cencosud, Wal-Mart Chile, SMU and Tottus. In accordance with Chilean regulations, FNE has not disclosed the details of the investigation to the public, but it appears to be focused on private label groceries, fresh poultry and beef. Without additional detail it is difficult to determine the full impact of this investigation. If the FNE concludes that we engaged in anti-competitive practices we could face a maximum sanction of up to U.S.$30 million.

We generally perceive homogeneity in retail pricing and terms. Chile’s vendor base is largely consolidated, and characterized by oligopoly and monopoly structures that have generally limited procurement power among retailers, despite their perceived scale advantages.

Argentina

Historically, the Argentine supermarket industry was dominated by traditional, family-owned neighborhood grocers (almacenes). In the 1980s, supermarkets began to proliferate and the first hypermarkets appeared, a trend that accelerated in the early 1990s with significant expansion of modern supermarket operations, including minimarkets, supermarkets and hypermarkets in urban areas. During the 1990s, consumer grocery purchases at almacenes declined. Since 1999, the level of market penetration has remained relatively stable. In 2012, consumer grocery purchases at supermarkets accounted for approximately 33% of total consumer grocery expenditures based on net sales according to BMI.

The Argentine supermarket industry is highly competitive and fragmented, and we estimate that the four largest supermarket chains in Argentina account for approximately 69.9% of total supermarket net sales as of December 31, 2012. In Argentina, where foreign food retailers have an established presence and we are a smaller competitor, we face a very different competitive atmosphere than in Chile. We believe that some of these food retail companies have substantially greater financial resources than us. In addition, there is strong competition from small independent stores and individual, non-chain stores that represent a significant and growing part of the food and grocery business in Argentina.

For many years, large international retail chains, such as Wal-Mart, the largest U.S. retailer based on market capitalization, have operated in the Argentine market. When Wal-Mart entered the Argentine retail market in 1995, it implemented a strategy of low food prices that was aimed at capturing market share from large hypermarkets such as Carrefour. As a result, the rate of industry consolidation increased substantially during recent years, as larger store formats have been increasing their market share at the expense and through the purchase of smaller store formats. Further, we believe that the Argentine supermarket sector continues to suffer from excess square footage, and that it is reasonably likely that there will continue to be considerable competitive pressure on our operating margins for the foreseeable future.

The following table presents certain information about us and our principal competitors in Argentina as of December 31, 2012:

	Cencosud	Carrefour	Wal-Mart	Coto
Number of stores	288	438	111	123
Market share(1)	17.3%	22.5%	15.3%	14.8%

Source: Public Filings, INDEC, Planet Retail.

(1)	In terms of sales.

Our principal competitor in Argentina is Carrefour. At December 31, 2012, Carrefour operated 438 stores. Part of Carrefour’s competitive advantage arises from its low prices and aggressive promotional campaigns around special seasonal events.

We expect this highly competitive environment to continue to exert pressure on our results of operations in this market.

Brazil

The Brazilian supermarket industry represented approximately 4.1% of Brazil’s GDP in 2012, as reported by BMI. According to ABRAS, the food retail industry in Brazil had gross revenues of R$183 billion in 2011, representing a 22% increase compared to 2010.

The Brazilian food retail industry is highly fragmented. Despite consolidation within the Brazilian food retail industry, according to ABRAS, in 2011, the twenty largest supermarket chains represented only approximately 76% of the food retail industry. According to ABRAS our stores accounted for approximately 3.1% of the gross sales of the entire Brazilian food retail industry in 2011. We believe that future acquisitions will mainly involve smaller-sized stores. Another trend in the retail food industry is large chains migrating to smaller local, such as Tesco Express and Sainsbury’s Local.

We believe the cash and carry segment (atacarejo), a wholesale segment in the retail food industry is one of the fastest growing market segments in Brazil in terms of new store openings. This segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by wholesale.

The following table sets forth key statistics from the Brazilian retail food market by geographic region in 2012:

	Gross revenues		Stores
Region	R$ millions	%	Number	%
Southeast	81,293	54.1%	3,915	51.9%
South	29,027	19.3%	1,857	24.6%
North/Northeast	29,691	19.7%	1,350	17.9%
Middle West	10,374	6.9%	428	5.7%

Total	150,385	100.0%	7,550	100.0%

Source: ABRAS.

As set forth in the following table, according to ABRAS data, in 2011, the ten largest retailers recorded revenues of approximately R$103.3 billion, conducting business in approximately 3,143 stores

Company	Gross revenues		Number of checkouts	Space available for sales (square meters)	Number of stores	Employees
	(R$ million)%
Companhia Brasileira de Distribuição	36,144	35.0%	15,007	2,811,103	1,647	144,914
Carrefour Comércio e Indústria Ltda.	29,000	28.1%	8,497	1,509,186	654	78,057
Wal-Mart Brasil Ltda.	22,334	21.6%	8,632	1,390,943	479	86,992
GBarbosa Comercial*	3,501	3.4%	1,396	172,110	131	13,000
Cia. Zaffari Comércio e Indústria	2,490	2.4%	815	126,938	29	9,060
Total—five largest	93,470	90.5%	34,347	6,010,280	2,940	332,023
Prezunic Comercial Ltda.*	2,449	2.4%	777	68,919	30	7,305
DMA—Distribuidora S.A.—EPA	1,930	1.9%	904	124,605	92	9,966
Irmãos Bretas Filhos e Cia.*	1,926	1.9%	741	91,163	30	6,326
A. Angeloni & Cia. Ltda.	1,813	1.8%	566	82,317	21	6,881
COOP—Cooperativa de Consumo	1,729	1.7%	679	100,381	30	6,597
Total—ten largest	103,317	100.0%	38,014	6,477,665	3,143	369,098

Source: ABRAS.

*	Denotes companies owned and controlled by us, as of January 2012.

The following table sets forth key statistics from the Brazilian retail food market by geographic region in 2011:

	Gross revenues		Stores
Region	R$ millions	%	Number	%
Southeast	81,293	54.1%	3,915	51.9%
South	29,027	19.3%	1,857	24.6%
North/Northeast	29,691	19.7%	1,350	17.9%
Middle West	10,374	6.9%	428	5.7%

Total	150,385	100.0%	7,550	100.0%

Source: ABRAS.

Our main competitor in Brazil is Bompreço, a company controlled by Wal-Mart. It ranks third in sales in Brazil, according to ABRAS. Bompreço is the largest retailer in the Northeast of Brazil, where we believe we hold the number two position in terms of sales, and is our competitor in the states of Sergipe, Bahia and Alagoas, with six, 54 and eight stores, respectively. We also compete against Companhia Brasileira de Distribuição, which operates three Extra stores in the city of Salvador, one Extra store in the city of Aracajú, and two Extra stores in city of Maceió. In Minas Gerais, we compete against DMA Distribuidora S/A (“DMA”), which operates 92 stores where we believe we hold the number one position in terms of sales. In Rio de Janeiro, where we believe we hold the number three position in terms of sales, we compete against Guanabara and Mundial, which operate 22 and 19 stores, respectively. We also compete against open fairs and small- and medium-sized retailers that buy their products from informal distribution networks to obtain prices lower than the prices charged by our suppliers.

Peru

As of December 31, 2012, we estimate that the Peruvian supermarket industry was composed of approximately 202 stores nationwide, including hypermarkets and supermarkets, with over 75.0% of the stores located in the Lima metropolitan area. In 2012, the estimated size of the Peruvian food industry was U.S.$21 billion per year, with 17.9% served by the three main supermarket players. However, the supermarket industry in Peru is becoming more attractive and competitive. According to CCR, in 2012, supermarket penetration for the Lima metropolitan area was approximately 33.0% resulting in a country average of less than 20.0%.

A large percentage of consumption in Peru is still served by informal trade. Smaller grocery stores, convenience stores and open air markets play an important role in this industry with more than 82.0% of the market share according to CCR. The level of competition and the identity of competitors have changed over the last four years. Between 2007 and 2012, supermarket total net sales in Peru grew at an average annual rate of approximately 16%, according to CCR.

The following table presents certain information about us and our principal competitors in Peru as of September 30, 2012

	Cencosud	Supermercados Peruanos	Tottus (Falabella)
Number of stores	77	78	31
Total selling space (square meters)	244,332	207,407	123,980
Market share(1)	42.3%	33.5%	24.2%

Source: Public filings.

(1)	As of September30, 2012, based on reported net revenues from supermarket operations in Peru; market share estimates based solely on reported sales from the three major operators, and does not take into account the market participation of other smaller participants.

For the three quarters ended September 30, 2012, we believe we were the largest operator of supermarkets in Peru in terms of net sales based on our comparisons against information from public filings of our main competitors as of September 30, 2012. Our principal competitors in the hypermarket format are Supermercados Peruanos, controlled by the Rodriguez Pastor family, who also control the Peruvian financial group Intergroup, and Tottus, controlled by Falabella.

Colombia

The Colombian retail market is driven principally by the general level of economic activity and the growth of per capita available income in Colombia. Since emerging from recession in the early 2000s, the Colombian economy has experienced significant growth, and improved security conditions. According to DANE, real GDP growth in 2009, 2010 and 2011 was 1.7%, 4.0% and 5.9%, respectively. Real GDP is expected to have grown 3.5% in 2012 according to Global Insight. This positive macroeconomic environment has resulted in an expansion in domestic consumption, which has benefited the Colombian retail market. According to DANE, total retail sales including formal and informal trade and other channels, such as on-premise food outlets and drugstores, increased by 51.4% to Col$82,694 billion in 2011 from Col$54,605 billion in 2006. We believe future growth in the retail sector will be driven by, among other things, economic expansion and increasing credit availability to consumers in Colombia.

The Colombian retail food sector comprises various types of stores, including privately-owned supermarkets, limited assortment stores and convenience stores, government-subsidized merchandising cooperatives known as cajas de compensación, specialty stores (such as butcher shops and bakeries) and delivery operations. A large number of Colombians also shop through informal channels, such as neighborhood grocery stores and outdoor food markets.

The positive macroeconomic environment in recent years has contributed to the growth of both the formal and informal markets. In the past several years, the formal market has grown at a faster pace than the informal market driven mainly by increased purchasing power, aggressive penetration strategies by well-capitalized formal retailers which has reduced the proximity advantage of informal outlets, greater packaging options in the formal channels including better presentations at competitive prices, and growing credit product offerings by large retailers. The formal retail market is expected to continue growing in the medium term due to the strong macroeconomic outlook, increasing market consolidation and relatively low penetration when compared with other countries. We believe the growth of the formal market will also be driven by the increasing concentration of Colombia’s population in urban centers. Colombia has a population of approximately 47 million, 46% of which is 25 years old or younger. The food and merchandise retail business in Colombia is highly competitive and is characterized by increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by each of our stores vary by location. Competition occurs principally on the basis of price, location, selection of merchandise, quality of merchandise (in particular for perishables such as produce), service, store conditions and promotions.

The following table presents certain information about us and our principal competitors in Colombia as of December 31, 2012:

	Cencosud(1)	Exito	Olimpica	La
Number of stores	100	427	242	26
Total selling space (square meters)	454,980	739,540	282,980	150,933

Source: Public filings.

(1)	In November 2012, we completed the acquisition of Carrefour’s supermarket operations in Colombia See “Item 4. Information on the Company—A. History and Development of the Company—History.”

The Home Improvement Industry

Chile

We believe the Chilean home improvement industry is the most developed in South America with nearly 50 thousand households per big-box store in 2011, as compared to 430 thousand in Peru, 200 thousand in Argentina or 440 thousand in Colombia. Nevertheless, the U.S.$10.8 billion size industry is still highly fragmented among big-box operators and several hardware stores (some of which have teamed up in associations such as MTS and Chilemat), according to our estimates. Growth of the industry’s main players has been based on expansion of Chile’s construction and housing industries, as well as sector consolidation.

The Chilean home improvement industry is highly competitive and has recently been subject to increased consolidation. In 1998, Home Depot entered the Chilean market and was subsequently acquired by Falabella, through its Home Store subsidiary in 2001. In November 2002, we purchased the Chilean home improvement stores and agricultural product chain, Proterra. In January 2011, the Chilean retail holding company SMU acquired the entire share capital of the hardware store chain Construmart, operating 23 stores under the brand Construmart with an average size of 2,500 square meters.

The home improvement industry caters to home improvement, repairs and maintenance, and new construction. Customers in this sector include homeowners, small contractors and large construction companies seeking building materials for new projects. The sector is characterized by high price sensitivity and demand for high levels of product variety.

The following table presents certain information about us and our major competitors in Chile, as of December 31, 2012:

	Sodimac	Cencosud	Construmart(1)
Number of stores	80	31	100
Total selling space (square meters)	648,768	299,806	67,800

Source: Public filings, Planet Retail, Internal estimates.

(1)	Includes Construmart and Ferrexperto Construmart stores.

For the year ended December 31, 2012, we estimate that we were the second-largest operator of home improvement stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2012. At December 31, 2012, Sodimac operated 80 home improvement stores with a total of 648,768 square meters of selling space. Its competitive advantage arises from its multi-format structure, with its Sodimac Homecenter stores that are similar to our Easy home improvement stores, as well as its Sodimac Constructor stores that cater to professional builders and its Sodimac Empresas warehouses that facilitate efficient delivery of construction materials in Antofagasta, Viña del Mar, Santiago and Talcahuano primarily used for large construction companies. Sodimac also accepts Falabella’s widely-used store credit card CMR that has significant more penetration in the market than our Cencosud credit card.

Argentina

We believe the Argentine home improvement industry is composed of more than 70 home improvements stores nationwide, of which we operated 47 as of December 31, 2012. The remaining stores are operated by Sodimac, Hiper Tehuelche and Barugel Azulay. There are also various small more specialized hardware and construction supply stores. Prior to 2002, we faced competition from Home Depot (Argentina) until our acquisition of its Argentine operations in February 2002. We face strong competition from other hardware stores and specialty stores dedicated to specific areas of construction and home improvement. Until 2007, when Sodimac entered the market, we were the sole big-box home improvement chain in Argentina, with 17% market share, according to our estimates. We believe that the Argentinean home improvement market still offers plenty of room for consolidation, leaving enough space for us to grow over the coming years.

The following table presents certain information about us and Sodimac, our main competitor in Argentina, as of December 31, 2012:

	Cencosud	Sodimac
Number of stores	47	7
Total selling space (square meters)	388,878	74,785

Source: Falabella’s public filings, internal estimates.

For the year ended December 31, 2012, we estimate we were the largest operator of home improvement stores in Argentina in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2012. Our principal competitor in Argentina is also Sodimac, which operated 7 home improvement stores with a total of 74,785 square meters of selling space at December 31, 2012.

Colombia

We believe the Colombian home improvement industry is the most underdeveloped in the countries where we compete. For the year ended December 31, 2012, there were 33 home improvement stores. Hence, the industry is highly fragmented and composed of both general and specialized retailers.

Our main competitor is Sodimac Home Center, which is a joint venture between Colombian Grupo Corona (51%) and Chilean Falabella (49%), competing in the home improvement market in Colombia since 1993. Total sales for Sodimac Home Center in 2012 were U.S.$1,290 million, according to their public filings.

The following table presents certain information about us and Home Center, our main competitor in Colombia, as of December 31, 2012:

	Sodimac Home Center	Cencosud
Number of stores	29	4
Total selling space (square meters)	295,616	34,309

Source: Falabella’s public filings, internal estimates.

The Chilean Department Store Industry

The department store industry in Chile traces its origins to 1958, when Falabella opened its first department store in Chile. Since then, other companies have entered the Chilean market and the industry has experienced intense consolidation, as larger operators acquired smaller stand-alone stores. We entered the department store business in March 2005, with our acquisition of Empresas Almacenes Paris S.A.

Our principal competitor in Chile is Falabella, which is substantially larger than Paris and Johnson. The department store industry in Chile is very mature and highly competitive. We compete for customers with specialty retailers, traditional and high-end department stores, national apparel chains, vendor-owned proprietary boutiques, individual specialty apparel stores and direct marketing firms. We compete for customers principally on the basis of quality and fashion, customer service, value, assortment and presentation of merchandise, marketing and customer loyalty programs. Many of these competitors have greater financial resources than we do.

The following table presents certain information about us and our main competitors as of September 30, 2012:

	Falabella	Cencosud(1)	Ripley	La Polar
Number of stores	38	78	40	42
Total selling space (square meters)	260,183	377,190	255,042	161,000
Market share(2)	37.1%	30.1%	22.9%	9.9%
Number of stores	36	35	38	42
Total selling space (square meters)	242,806	239,531	235,520	161,000
Market share(2)	39.3%	26.5%	23.5%	10.7%

Source: Falabella’s public filings, Ripley’s public filings and internal estimates.

(1)	Not including Johnson stores.
(2)	As of September 30, 2012, based on reported net revenues from department store operations in Chile; market share estimates based solely on reported sales from the four major operators, and does not take into account the market participation of other smaller participants.

For the three quarters ended September 30, 2012, we believe we were the second-largest operator of department stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitor as of September 30, 2012. Based on that comparison, we estimate that Falabella is the largest department store operator in Chile and, at September 30, 2012, operated 38 department stores with a total of 260,183 square meters of selling space. Falabella’s credit cards and loyalty programs are well-known in the market. On the same basis, we believe Ripley is the third-largest department store operator and, at September 30, 2012, operated 40 department stores with a total of 255,042 square meters of selling space. Many of our competitors have active financial services divisions that support their retail activities, and both Falabella and Ripley operate banks focused on consumer lending.

The Shopping Center Industry

Chile

The first shopping center in Chile, Cosmocentro Apumanque, opened in 1981. Shopping center sales as a percentage of total retail sales in the country have increased continuously since then, according to the Chilean

Council of Shopping Centers. However, a majority of retail sales in Chile still take place in stand alone stores, according to the International Council of Shopping Centers. We entered the shopping mall industry in Chile in the early 1990s with the Alto Las Condes shopping mall.

The Chilean shopping center industry is highly competitive and, at December 31, 2012, was composed of more than 45 shopping centers nationwide, the majority of which are operated by us, Grupo Plaza (controlled by Falabella), Parque Arauco and Saitec (controlled by Walmart Chile), according to public and internal estimates. Shopping centers not only compete with other shopping centers, but also with an increasing number of individual retail stores.

The following table provides certain information about us and our competitors in Chile at December 31, 2012:

	Gross leasable area(1)	Market share
Grupo Plaza	980	33%
Saitec(2)	700	23%
Cencosud(2)	431	14%
Parque Arauco S.A.(3)	355	12%

Source: Chilean Council of Shopping Centers and public filings by Falabella, Parque Arauco and Walmart Chile, as well as internal estimates.

(1)	In thousands of square meters.
(2)	Includes area leased to related companies.
(3)	Gross leasable area adjusted to reflect proportional ownership participation in each shopping center.

At December 31, 2012, we were the third-largest shopping center operator in Chile in terms of gross leasable space based on our comparison against publically filed information from our main competitor as of December 31, 2012. As noted in the table above, our principal competitors include Grupo Plaza, Saitec and Parque Arauco. Parque Arauco’s shopping center Parque Arauco is located close to and directly competes with one of our largest shopping center, Alto Las Condes. Parque Arauco offers many of the same services as Alto Las Condes including ample parking and major department stores.

On June 13, 2012, we opened the Costanera Center shopping mall, a land mark development for the city of Santiago, with a total gross leasable of 140,000 square meters. In July 2012, we opened Portal Osorno Shopping Mall in the city of Osorno. We believe that with these new openings, we increased significantly our market share in the Chilean shopping center market.

Argentina

In 2012, the Argentine shopping center industry was composed of more than 36 shopping centers, the majority of which are operated by IRSA Inversiones Representaciones S.A. (“IRSA”) and Cencosud. As in Chile, shopping centers are relatively new to the market in Argentina, and most retail sales still take place at individual retail stores, according to the International Council of Shopping Centers.

The following table presents certain information about us and our main competitor in Argentina, IRSA, as of December 31, 2012:

	Market share(1)	Number of shopping centers
IRSA	56.7%	13
Cencosud(2)	43.3%	15

Source: CASC, IRSA and INDEC.

(1)	Based on gross leasable area and including only the two largest operators.
(2)	Does not include area used by affiliate companies.

At December 31, 2012, we were the second-largest shopping center operator in Argentina in terms of gross leasable space, with a market share of 43% based on our comparison against publically filed information from our main competitor as of December 31, 2012. Our principal competitor in Argentina’s shopping center market is IRSA which owns and operates the Abasto Shopping Center, Alto Palermo, Alto Avellandeda, Paseo Alcorta and Patio Bullrich, among others. At December 31, 2012, IRSA had a 57% share of the Argentine shopping center market.

Peru

In 2012, we estimate the Peruvian shopping center industry was composed of more than 30 shopping centers, the majority of which are operated by Real Plaza (associated with the Interbank Group that also operates Supermercados Peruanos), Falabella, Aventura Plaza, Parque Arauco and Jokey Plaza. The shopping centers industry is relatively new to the market in Peru, and most retail sales still take place at individual retail stores.

The following table sets forth the market shares held by the major shopping center operators in Peru as of December 31, 2012:

	Gross leasable area(1)	Market share(2)
Real Plaza (Interbank)	350	33.1%
Aventura Plaza	234	22.1%
Falabella	203	19.3%
Jockey Plaza	117	11.1%
Parque Arauco	102	9.6%
Cencosud	50	4.8%

Source: Company filings

(1)	In thousands of square meters.
(2)	Based on gross leasable area and including only the operators shown.

Our principal shopping center in Peru is Plaza Lima Sur with a supermarket and leasable area of 40,160 square meters, resulting in a market share of approximately 4.6% of the shopping center market, based on gross leasable area at December 31, 2012. We believe that the shopping center market in Peru has a high potential for growth, and we are currently developing additional shopping centers in Peru.

On June 2012, we opened an additional shopping center in Peru, located in the Miraflores section of Lima, with a 100% occupancy rate, 19 stores and a gross leasable area of 1,196 square meters.

Environmental Regulations and Compliance

In each of Argentina, Brazil, Chile, Colombia and Peru, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in each country, including labor laws, social security laws, public health, consumer protection and environmental laws, securities laws and antitrust laws. These include regulations to ensure sanitary and safe conditions in facilities for the sale and distribution of foodstuffs and requirements to obtain construction permits for our new facilities. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in each of the countries in which we operate, including applicable environmental regulations.

The regulation of matters relating to the protection of the environment is not as well developed in Argentina, Brazil, Chile, Colombia and Peru as in the United States and certain other countries. Accordingly, we anticipate that additional laws and regulations will be enacted over time in these countries with respect to environmental matters. We believe that there are no material judicial or administrative proceedings pending against us with respect to any environmental matter and that we are in compliance in all material respects with all applicable environmental regulations in Argentina, Brazil, Chile, Colombia and Peru. We cannot assure you that future legislative or regulatory developments will not impose restrictions on us that would be material.

Chile

We and all of our subsidiaries with operations in Chile are subject to the Ley de Protección al Consumidor. Compliance with the Ley de Protección al Consumidor is enforced by SERNAC. Other than as described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” we do not have any material proceedings arising from the Ley de Protección al Consumidor, and we believe we are in compliance with all material aspects of such law.

Our supermarkets are subject to inspection by the corresponding Secretaría Regional Ministerial de Salud (the Regional Sanitary Authority or “SEREMI de Salud”) which inspects supermarkets on a regular basis and takes samples for analysis. We regularly hire a private inspection company to undertake private inspections of our facilities to ensure that they meet or surpass all Chilean health standards. Our supermarkets are also subject to inspection by the Servicio Agrícola y Ganadero (the Agricultural and Livestock Service or “SAG”). Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the SEREMI de Salud. Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables and customary business licenses required by local governmental authorities, there are no special governmental licenses or permits required for the sale and distribution of foodstuffs or other products sold by us.

Additionally, the Chilean antitrust authorities have broad regulatory powers and have authority to deny acquisitions which they consider will have adverse competitive effects on the relevant market or will promote anticompetitive behavior. The antitrust authorities have, from time to time, denied authorization for certain acquisitions, such as the denial of the proposed Falabella acquisition by D&S in January 2008.

Banco Paris and CAT are under the supervision of the SBIF, and Paris Corredores de Seguros Limitada is under the supervision of the SVS. Additionally, Banco Paris is subject to the Ley General de Bancos (the General Banking Law) and its regulations, and is inspected by the SBIF at least once a year. The inspection includes a review of the bank’s credit risk policies and procedures, operational risks and control policies and other issues such as customer service, accounting rules, interest rates, information and technology and financial operations. Banco Paris is in compliance in all material respects to the regulations to which it is subject.

CAT started its credit card operations in 2003 and until 2006 was not subject to any special regulation. In 2006 the SBIF issued a set of special regulations targeting the credit card business and placing under its supervision companies engaged in the issuance or operation of credit cards, including CAT, or any other similar systems, where the operator assumes monetary obligations to the public. Moreover the SERNAC regulates credit cards issued by retailers in matters related to consumers’ protection. There is a maximum interest rate that can be charged, but there are certain other fees that are not considered for such purposes which allow retail credit card issuers to increase margins.

Cencosud Administradora de Tarjetas S.A. (“CAT”) was recently a defendant in a class action suit filed by SERNAC. On April 24, 2013, the Supreme Court of Chile ruled for SERNAC and at this junction no further appeals are available. In the ruling, the court ordered CAT to reimburse certain cardholders for excess maintenance fees charged since 2006 plus adjustments for inflation and interests. We have provisioned Ch$ 20,000 million for this ruling in our 2012 financial statements, which represents 0.2% of our 2012 consolidated net revenues and 3.1% of our 2012 adjusted EBITDA. This provision is an estimated value that still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court.

Paris Corredores de Seguros Limitada obtained in 1998 an insurance brokerage company authorization with the SVS and is subject to its supervision and regulations. Paris Corredores de Seguros Limitada is in compliance in all material respects with the regulations to which it is subject.

We are required to obtain a series of permits and authorizations to operate our shopping centers, which include the approval of the corresponding Dirección de Obras Municipales (Municipal Works Bureau), among others. Additionally, we are required to obtain for every new project a construction permit and be in compliance with a series of land use, commercial real estate and environmental regulations.

Argentina

We and all of our subsidiaries with operations in Argentina are subject to the Consumer Protection Law. Compliance with the said law is enforced by the Secretaría de Comercio Interior on a national level. On the provincial and municipal level, there are numerous agencies that also enforce violations. We do not have any material proceedings arising from the Ley de Proteccion al Consumidor, and we believe we are in compliance with all material aspects of such law.

Our supermarkets are subject to inspection by national, provincial and municipal authorities, including the Servicio Nacional de Sanidad y Calidad Agroalimentaria, Administración Nacional de Medicamentos, Alimentos y Tecnología Médica (“ANMAT”) and the Secretaría de Comercio Interior. We regularly hire a private inspection company to undertake private inspections of our facilities to ensure that we meet or surpass all Argentine health standards. Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the ANMAT. Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, meat, seafood and vegetables and customary business licenses required by local governmental authorities, there are no special governmental licenses or permits required for the sale and distribution of foodstuffs or other products sold in our stores.

Our supermarkets, shopping centers and home improvement stores in Argentina are required to have a series of authorizations and permits to operate. As well, our new projects in the province of Buenos Aires are required to comply with law 12.573 on major commercial areas to obtain the necessary authorizations. All existing and projected supermarkets are required to comply with the regulations concerning land use, commercial real estate and the environment.

Our credit card operations are subject to the Credit Card Law and its regulations, enforced by the Secretaría de Comercio Interior. We are also subject to regulations issued by the Central Bank of Argentina.

Additionally, the Argentine Antitrust Commission has broad regulatory powers and has authority to deny acquisitions which it considers will have adverse competitive effects on the relevant market or will promote anticompetitive behavior.

Brazil

We are subject to a wide range of governmental regulation and supervision generally applicable to companies engaged in business in Brazil, including federal, state and municipal regulations, such as labor laws, public health and environmental laws. In order to open and operate our stores in Brazil, we need a business permit and site approval, an inspection certificate from the local fire department as well as health and safety permits. Our stores are subject to inspection by municipal authorities. We believe that we are in compliance in all material respects with all statutory and administrative regulations applicable to our business.

Our business operations in Brazil are primarily affected by a set of consumer protection rules regulating matters such as advertising, labeling and consumer credit. We believe we are in compliance in all material respects with these consumer protection regulations.

As a result of significant inflation during long periods in the past, it was common practice in Brazil not to label individual items. However, a federal regulation establishes that products exposed to consumers must contain information about prices (for instance price tags, signs or bar codes which can be read with scanners) in order to facilitate the identification of prices of each product by the consumer. Pursuant to these new rules, pricing information must be physically attached or adjacent to the product. When bar codes are used, the commercial establishment is required to provide easily accessible scanners. We believe that we are in compliance with these provisions in all material aspects.

The Brazilian Congress is discussing a bill requiring a prior assessment of the impact of the construction of a hypermarket in excess of 1,000 square meters on the relevant neighborhood. The proposed regulation is intended to protect traditional family-owned retailers that have increasingly lost market share in Brazil to the larger chains and hypermarkets. Regulations of this type already exist at the municipal level. For example, governmental authorities in the city of Porto Alegre in the State of Rio Grande do Sul issued a city ordinance in January 2001 prohibiting the construction of food retail stores with a selling area greater than 1,500 square meters, which in May 2005, was amended as to increase from 1,500 to 2,500 squares meters the selling area of food retail stores. Other Brazilian regions may adopt similar laws, and, if the bill pending before the Brazilian Congress becomes law, our future expansion and growth may be subject to significant constraints.

Additionally, the Brazilian antitrust authorities have broad regulatory powers and have authority to deny acquisitions which they consider will have adverse competitive effects on the relevant market or will promote anticompetitive behavior.

Pharmacies. Pharmacies owned or operated by us are subject to the control and monitoring of the Brazilian National Health Surveillance Agency (“ANVISA”) and public state and municipal health authorities. According to Law No. 6,360, of September 23, 1976, and Decree No. 79,049, of January 5, 1977, ANVISA has the power to control, monitor and issue authorizations to companies to legally extract, produce, pack, import, export, and store medications, pharmaceutical items, drugs and related products, cosmetics, personal hygiene products, perfumes and similar products, domestic cleaning products and beauty products. The authorization issued by ANVISA enable those kinds of companies to have operations in Brazil, as a whole, during an indeterminate period of time. The ANVISA authorization must be renewed whenever there is a change in a company’s activities, shareholders, officers or managers. Moreover, each establishment selling therapeutic, pharmaceutical, cosmetic and/or personal hygiene products, or developing any of the above-mentioned activities must also be licensed by the competent state or municipal sanitary authority, and have a technically responsible person duly authorized by the Pharmacy Regional Committee. On August 17, 2009, ANVISA enacted Regulation No. 44, which made significant changes to existing regulations establishing the (i) types of products that can be commercialized; (ii) how such product are displayed; (iii) pharmaceutical services offered; and (iv) internet sales.

Peru

Our subsidiaries with operations in Peru are subject to the Antitrust Law and the Consumer Protection Law. Compliance with these laws is enforced by the Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (“INDECOPI”), the Peruvian public antitrust and consumer protection agency. Acquisitions are not subject to authorization from INDECOPI.

In addition to government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables and customary business licenses required by governmental authorities, such as the Agriculture Ministry, there are special governmental licenses or permits required for the sale and distribution of foodstuffs or other products sold at our stores. Our supermarkets are subject to inspection by the Dirección General de Salud (the General Health Office), a governmental office of the Health Ministry, which verifies the quality of our products. The sanitary inspection of our supermarkets is in charge of the local municipality. Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the Dirección Regional de Medicamentos, Insumos y Drogas. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Our shopping centers are required to obtain a series of authorizations, such as an operation license from the local municipality, to operate. Additionally, we are required to obtain for every new project a construction permit and license from the local authority. We believe that we are in compliance in all material respects with these requirements.

Colombia

In Colombia, we are subject to laws that regulate competition and consumer protection. These laws include the Ley de Protección al Consumidor (Consumer Protection Law), which is enforced by the Superintendencia de Industria y Comercio (Superintendency of Industry and Commerce).

Additionally, mergers and acquisitions are reviewed by the Superintendency of Industry and Commerce and by the Colombian Superintendency of Companies for compliance with antitrust and general corporate law requirements.

We are required to obtain a series of permits and authorizations to operate our businesses depending on the type of products and services that are offered to the public, but generally we are required to seek the approval of local and national agencies for sales of pet supplies, personal consumer products whether imported or of domestic origin, and compliance with noise and energy regulations. Each business we operate is also required to obtain environmental approvals. In addition, we are also subject to environmental regulation in respect of waste disposal at each of our stores. Consumer finance and credit card operations are also subject to approval by the Superintendencia Financiera de Colombia (Colombian Financial Superintendency).

Pharmacies.

Pharmacies owned or operated by us are subject to the control and monitoring of the Superintendencia Nacional de Salud (“SUPERSALUD”) through the Insituto Nacional de Vigilancia de Medicamentos y Alimentos (“INVIMA”) and city health authorities. According to Law No. 100, of 1993, art. 245, INVIMA has the power to control, monitor and issue authorizations to companies to legally extract, produce, pack, import, export, and store medications, pharmaceutical items, drugs and related products, cosmetics, personal hygiene products, perfumes and similar products, domestic cleaning products and beauty products. The authorization issued by INVIMA enables those kinds of companies to have operations in Colombia, as a whole, during an indeterminate period of time. The INVIMA authorization must be renewed whenever there is a change in a company’s activities, shareholders, officers or managers.

C.	ORGANIZATIONAL STRUCTURE

Organizational Structure

The following is a simplified organizational chart showing our company and our principal operating divisions as of the date of this annual report.

Our Subsidiaries

The following are our direct and indirect majority-owned subsidiaries as of December 31, 2012:

Company	Country	Percentage owned
ACC Alto las Condes Ltda.	Chile	44.9%
Administradora de Servicios Paris Ltda.	Chile	99.7%
Administradora TMO S.A.	Chile	99.7%
Banco Paris S.A.	Chile	99.9%
Banparis Corredores de Seguros Ltda.	Chile	99.9%
Cencosud Administradora de Procesos S.A.	Chile	99.9%
Cencosud Administradora de Tarjetas S.A.	Chile	99.9%
Cencosud Argentina SpA	Chile	99.9%
Cencosud Corredores de Seguros y Servicios Ltda.	Chile	99.7%
Cencosud Internacional Argentina SpA	Chile	99.9%
Cencosud Internacional Ltda.	Chile	99.9%
Cencosud Retail S.A.	Chile	99.7%
Cencosud Retail Administradora Ltda.	Chile	99.6%
Cencosud Servicios Integrales S.A.	Chile	99.9%
Cencosud Shopping Centers S.A.	Chile	99.9%
Cencosud Tiendas S.A.	Chile	85.6%

Company	Country	Percentage owned
Circulo Más S.A.	Chile	99.9%
Comercial Food and Fantasy Ltda.	Chile	90.0%
Comercializadora Costanera Center S.p.A	Chile	99.9%
Costanera Center S.A.	Chile	99.9%
Easy Administradora Norte S.A.	Chile	99.6%
Easy S.A.	Chile	99.6%
Eurofashion Ltda.	Chile	99.7%
Inmobiliaria Bilbao Ltda.	Chile	99.9%
Inmobiliaria Mall Vina Del Mar S.A.	Chile	33.3%
Inmobiliaria Santa Isabel S.A.	Chile	99.9%
Johnson’s Mega San Bernardo S.A.	Chile	99.7%
Jumbo Administradora Norte S.A.	Chile	99.7%
Jumbo Administradora S.A.	Chile	99.7%
Jumbo Administradora Temuco S.A.	Chile	99.7%
Jumbo Argentina SpA	Chile	99.9%
Jumbo Supermercados Administradora Ltda.	Chile	99.6%
Logistica y Distribución Paris Ltda.	Chile	99.7%
MegaJohnson’s Administradora S.A.	Chile	99.7%
MegaJohnson’s Maipu S.A.	Chile	99.7%
MegaJohnson’s Puente Alto S.A.	Chile	99.7%
MegaJohnson’s Puente S.A.	Chile	99.7%
MegaJohnson’s S.A.	Chile	99.7%
MegaJohnson’s Vina del Mar S.A.	Chile	99.7%
MegaJohnson’s Quilin S.A.	Chile	99.9%
Meldar Capacitación Ltda.	Chile	98.3%
Mercado Mayorista P y P Ltda.	Chile	90.0%
Paris Administradora Centro Ltda.	Chile	99.6%
Paris Administradora Ltda.	Chile	99.6%
Paris Administradora Sur Ltda.	Chile	99.6%
Paris Administradora Norte Ltda.	Chile	99.6%
Santa Isabel Administradora Norte Ltda.	Chile	99.6%
Santa Isabel Administradora S.A.	Chile	99.6%
Santa Isabel Administradora Sur Ltda.	Chile	99.6%
Sociedad Comercial de Tiendas S.A.	Chile	99.9%
Sociedad Comercializadora de Vestuario FES Ltda.	Chile	99.7%
Viajes Paris S.A.	Chile	99.6%
Agrojumbo S.A.	Argentina	87.4%
Agropecuaria Anjullon S.A.	Argentina	99.9%
Blaisten S.A.	Argentina	99.9%
Cavas y Viñas El Acequion S.A.	Argentina	99.9%
Carnes Huinca S.A.	Argentina	50%
Cencosud S.A.	Argentina	99.9%
Corminas S.A.	Argentina	99.9%
Invor S.A.	Argentina	99.9%
Jumbo Retail Argentina S.A.	Argentina	99.9%
Pacuy S.A.	Argentina	99.9%
Supermercados Davi S.A.	Argentina	99.9%
Unicenter S.A.	Argentina	99.9%
SUDCO Servicios Regionales S.A.	Uruguay	100%
Easy Colombia S.A.	Colombia	99.9%
Grandes Superficies de Colombia S.A.	Colombia	99.9%
Supermercados Mayoristas S.A.	Colombia	99.9%
Colombia Holdings Alpha BV	Netherlands	99.9%
Thalie BV	Netherlands	99.9%
Uranie BV	Netherlands	99.9%
Calliope BV	Netherlands	99.9%
Coledim BV	Netherlands	99.9%

Company	Country	Percentage owned
Cencosud Brasil S.A.	Brazil	99.9%
Cencosud Brasil Comercial Ltda.	Brazil	99.9%
GBarbosa Holding S.A.	Brazil	99.9%
Mercantil Rodriguez Comercial Ltda.	Brazil	99.9%
Perini Comercial de Alimentos Ltda.	Brazil	99.9%
GBarbosa Holding LLC	U.S.	99.9%
Almacenes Metro S.A.	Peru	99.9%
Banco Cencosud S.A.	Peru	99.9%
Cencosud Perú S.A.	Peru	99.9%
Cinco Robles SAC	Peru	99.9%
E. Wong S.A.	Peru	99.9%
Hipermercados Metro S.A.	Peru	99.9%
ISMB Supermercado S.A.	Peru	99.6%
Las Hadas Inversionistas S.A.	Peru	99.9%
Teledistribución S.A.	Peru	42.5%
Loyalty Perú SAC	Peru	99.9%
Travel International Partners Peru S.A.	Peru	99.9%
Tres Palmeras S.A.	Peru	99.9%
Banco Cencosud S.A.	Peru	99.9%
Cencosud (Shanghai) Trading Co., Ltd.	China	100%

D.	PROPERTY, PLANTS AND EQUIPMENT

See “—B. Business Overview—Property, Plants and Equipment.”

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We seek to increase operations through organic growth and acquisitions in Brazil, Peru and Colombia, which the Company believes are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments, as described in “Item 4. Information on the Company—B. Business Overview—Our Company” and “—Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina and Peru, with 29 shopping malls representing 717,383 square meters of gross leasable area as of December 31, 2012, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

A.	OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Developments in the Chilean economy

Our operations in Chile accounted for 40% of our consolidated revenues from ordinary activities for the year ended December 31, 2012. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In 2010, the Chilean economy began to recover following the 2009 recession. As reported by the Central Bank of Chile, GDP contracted 1.0% in 2009, but increased by 6.1% in 2010, 6.0% in 2011 and is estimated to have grown 5.5% in 2012, as reported by the Central Bank of Chile. According to ILACAD World Retail (“ILACAD”), an international consulting company which monitors the retail industry, the Chilean formal retail sector, which consists of business that are taxed and that employ formal labor, accounts for 63% of the retail sector, a relatively high number in comparison to the other countries in which we operate, but low in comparison to the United States, where the formal sector accounts for 91% of the retail sector, according to the U.S. Census Bureau, as of 2011.

In February 2010, Chile was struck by an 8.8 magnitude earthquake and a tsunami, which mainly affected the mid-southern regions of Chile. As a result of these developments, economic activity in Chile was adversely affected in 2010. However, the growth of private and public sector investments and the rebound of consumption have partially offset the negative effects of the earthquake and tsunami. As reported by the Central Bank of Chile, in 2010, internal demand increased 15.7%, private investment increased 18.5% and private consumption increased 9.3% compared to the same period in 2009. Unemployment rates have been decreasing and the unemployment rate as of December 31, 2012 declined to 6.1% compared to 6.6% as of December 2011, 7.1% as of December 2010 and 10.0% as of December 2009, according to the Central Bank of Chile. See “—Impact of the 2010 Earthquake and Tsunami” below.

The recovery of the Chilean economy in 2010 was led in part by a recovery of the prices of Chile’s exports, which accounted for 40% of GDP in 2010, according to Global Insight, a consulting company for country and industry forecasting. As a result of the economic recovery, the Consumer Price Index (“CPI”) inflation increased 1.5% in 2012, compared with an increase of 4.4% in 2011, an increase of 3.0% in 2010 and a decrease of 1.4% in 2009, according to the Central Bank of Chile. As a result of rising price levels and higher economic activity, interest rates increased during 2011 and decreased during 2012. The nominal overnight rate set by the Chilean Central Bank has decreased 5 basis points since December 2011 from 5.1% to 5.0% as of December 31, 2012. See “Item 3. Key Information—D. Risk Factors—Risks Related to Chile.”

Chile maintains one of the highest credit ratings in Latin America, currently rated AA+ by Standard & Poor’s Financial Services LLC, (“S&P”), Aa3 by Moody’s Investors Service, Inc. (“Moody’s”) and A+ by Fitch, Inc. (“Fitch”), as of December 31, 2012. The future economic, social and political developments in Chile, over which we have no control, could have a material adverse effect on us, including impairing our business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Item 3. Key Information—D. Risk Factors —Risks Related to Chile.”

Developments in the Argentine economy

Our operations in Argentina accounted for 27.2% of our consolidated revenues from ordinary activities for the year ended December 31, 2012, and thus the Company is also sensitive to macroeconomic conditions in Argentina.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. As reported by the INDEC (Statistics and Census National Bureau), Argentina’s GDP decreased by 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In December 2001, a deep economic and political crisis forced Argentina to declare a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the U.S. dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002, according to the Central Bank of Argentina. From 2003 to 2010, economic indicators showed signs of recovery, guided by a competitive exchange rate, a healthier international context, higher commodity prices and expansionary fiscal and monetary policies. In 2005, Argentina completed the restructuring of most of its 2001 defaulted public debt, which in turn reduced significantly the risk premium on its outstanding bonds. The government also is under negotiations to serve the remaining debt owed to the Paris Club. As a consequence, Argentina was able to decrease its public-to-GDP ratio from 139% in 2003 to below 42% in 2011, as reported by the Ministry of Economy.

According to the INDEC, the Argentine economy grew by 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Due to the global financial crisis, Argentina’s GDP expanded by only 0.9% in 2009. In 2010 and 2011, the

Argentine economy showed strong signs of recovery, growing by 9.2% and 8.9% in 2010 and 2011, respectively, and is estimated to have grown 5.1% in 2012 according to the Ministry of Economy. Unemployment levels also improved, from 8.4% and 7.3% in the fourth quarter of 2009 and 2010, respectively, to 6.7% and 6.9% in the fourth quarter of 2011 and 2012, as reported by INDEC. Both public and private consumption and investment were among the leading contributors to the economic growth. As reported by the Ministry of Economy, consumption and investment increased 9.1% and 21.2% in real terms in 2010, respectively. Consumption was supported by local conditions as well as wider access to consumer credit, as represented in the retail or automobile sector. Argentina’s retail market is an underpenetrated sector, as the formal retail sector accounts for 42% of the retail sector, according to ILACAD, as of 2011. As reported by INDEC, supermarkets sales increased 29% in 2010, 28% in 2011 and 26% in 2012. Car sales, on the other hand, also recovered rapidly from the negative impact of the financial crisis. Although car sales decreased in 2009 by 20%, they grew by 43% and 26% in 2010 and 2011, respectively, according to INDEC. As an effect of high consumption, however, the country has experienced inflation of 11% in 2010, 10% in 2011 and 11% for 2012, as reported by INDEC, exceeding that of other countries in South America, according to Global Insight. Regarding the balance of payments, exports and imports increased 22% and 46% in 2010, respectively and 24% and 31% in 2011, the growth in the imports being a reflection of the recovery in household consumption levels according to Global Insight. As per the Central Bank of Argentina, international reserves reached a record-high of over U.S.$52 billion in 2010, U.S.$46 billion in 2011 and US$43 billion in 2012.

After several years of price stability, the devaluation of the Argentine peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002 before substantially stabilizing in 2003. However, consumer prices increased by 8.5% in 2007, 7.2% in 2008, 7.7% in 2009, 10.9% in 2010, 9.5% in 2011, and 10.8% for 2012, according to the INDEC, and private institutes estimate that consumer prices have increased significantly more than official estimates. The local interest rate, the BAIBAR was 9.45%, 10.11%, 9.08% and 12.75% on December 30, 2009, December 30, 2010, December 30, 2011 and December 31, 2012, respectively, as reported by the Central Bank.

Argentina is rated B- by S&P, B3 by Moody’s and CC by Fitch, as of December 31, 2012. The future economic, social and political developments in Argentina, over which we have no control, could impair business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Argentina.”

On October 30, 2012, S&P cut Argentina’s credit rating to B- from B adding that Argentine’s outlook is negative and that it may face another ratings downgrade over the next twelve months.

Developments in the Brazilian economy

Our operations in Brazil accounted for 23% of our consolidated revenues from ordinary activities for the year ended December 31, 2012, and thus the Company is also sensitive to macroeconomic conditions in Brazil.

In recent years, we have benefited from Brazil’s reasonably stable economic environment, with average annual GDP growth of 4.5% from 2004 to 2010, as reported by the Central Bank of Brazil. The downward trend in inflation in recent years has allowed the Central Bank of Brazil to ease the short-term benchmark interest rate 7.5% as of December 31, 2012, from 17.75% at December 2004. In 2009, the Brazilian economy stagnated in the wake of the global economic and financial crisis; however, by the second quarter of 2009 the Brazilian economy had emerged from recession and started to regain its growth momentum. To mitigate the impact of the global economic and financial crisis, the Central Bank of Brazil responded in 2009 with a number of measures. Besides reducing the SELIC rate, the Central Bank of Brazil deployed part of its international reserves to replace international credit lines impacted by the Lehman bankruptcy and reduced reserve requirements with the specific purpose of acquiring assets from small banks and increasing the insurance limit for small banks’ time deposits. These initiatives, along with fiscal measures, contributed to keeping the recession relatively brief (mostly concentrated between the fourth quarter of 2008 and the first quarter of 2009) and ensured a strong recovery in the second half of 2009, as reported by the Central Bank of Brazil.

The unemployment rate in Brazil has decreased significantly in the past decade from 10.5% at December 2002 to 4.6% as of December 31, 2012, as reported by the Central Bank of Brazil. At the end of 2012, the unemployment rate was at the lowest level in ten years at 4.6%. At the same time, private consumption has followed a similar positive trend. As reported by the IBGE, private consumption in Brazil grew by 4.4%, 6.9% and 4.1% in 2009, 2010, 2011, respectively, and 1.94% in 2012 according to Global Insight. The decrease in unemployment and increase in private consumption have driven the growth of the retail sector as illustrated by the growth of 14.7% in 2012, according to Global Insight. The Brazilian retail market is an underpenetrated sector as 58% of the sector is informal according to ILACAD, as of 2011.

On September 22, 2009, Moody’s raised the nation’s sovereign rating to Baa3 from Ba1. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. We believe that these upgrades contributed to further increases in the inflow of foreign capital, which in turn strengthened the real. As a result of the recovery of the economy, GDP growth was 7.5% for 2010, as compared to 2009 when it contracted -0.3% as reported by the Central Bank of Brazil. Nonetheless, the growth of the Brazilian economy slowed down leading to a GDP growth of 2.7% for 2011 and 0.9% in 2012 according to the Central Bank of Brazil. The future economic, social and political developments in Brazil, over which we have no control, could impair our business, financial condition or results of operations. See “Risk Factors—Risks Related to Brazil.”

In early 2011, the Central Bank of Brazil, through its Monetary Policy Committee, raised the SELIC from 10.75% at December 31, 2010 up to 12.50% on July 20, 2011 in order to control inflation. Later that year, as the European debt crisis worsened, the Monetary Policy Committee changed its monetary policy focusing on economical growth rather than inflation control. As a consequence, since mid-2011, the SELIC rate was reduced several times by that Committee reaching 7.5% on December 31, 2012, as reported by the Central Bank of Brazil. Annual inflation rates are measured in Brazil through the Brazilian Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, as calculated by the IBGE. The IPCA inflation rate was 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012, as measured by the IPCA. According to “Boletim focus do Banco Central,” the IPCA is estimated to be around 5.7% in 2013. See “Item 3. Key Information—D. Risk Factors—Risks Related to Brazil.”

Developments in the Peruvian economy

Our operations in Peru accounted for 8.0% of our consolidated revenues from ordinary activities for the year ended December 31, 2012, and thus the Company is also sensitive to macroeconomic conditions in Peru.

According to the Central Bank of Peru, Peruvian GDP grew 6.3%, 6.9% and 8.8% in 2012, 2011 and 2010, respectively, returning to the growth rates seen in 2007 and 2008 (8.9% and 9.8%, respectively). The Peruvian government adopted fiscal and monetary stimulus to mitigate the global financial and economic crisis and, as a result, growth recovered in the fourth quarter of 2009, as reported by the Central Bank of Peru. Internal demand grew 7.4% with public and private investment leading the recovery with growth rates of 20.9% and 13.6% according to the Central Bank of Peru. Production of non primary and labor intensive sectors like construction and manufacturing helped to boost employment and private consumption. Urban unemployment rates have remained at stable and low levels during recent years. According to the INEI, in 2009, 2010, 2011 and 2012 unemployment rate was 5.3%, 5.9%, 7.0% and 5.6% respectively. In this context the Central Bank of Peru started a progressive withdrawal of monetary stimulus raising the reserve ratios and reference interest rate from 3.25% to 4.25% during the first and fourth quarter of 2011 and has maintained the rate at 4.25% as of December 2012. CPI index increased from 2.1% in 2010 to 4.7% in 2011 and decreased to 2.8% in 2012, as reported by INEI. The formal sector represents only 30% of the retail sector in Peru according to ILACAD, as of 2011.

As reported by the Central Bank of Peru, the Peruvian economy kept growing, although to a lesser extent, at a similar pace observed in 2011, with GDP growing by nearly 6.0% in the first quarter, 6.4% in the second quarter, 6.8% in the third quarter and 5.9% in the fourth quarter of 2012. The main drivers of Peru’s economic performance have been strong domestic demand and private investment. As reported by the Central Bank of Peru, private investment increased 13.6% in 2012.

In the second half of 2011 the Peruvian economy started to show signs of slowdown driven by the uncertainty in connection with the election of President Humala and expectations of a recession in Europe and the United States. As reported by the Central Bank of Peru, internal demand slowed down in 2011 compared to 2010, which had year over year growth of 13.6% compared to 5.2% growth in the fourth quarter of 2011. However, internal demand shows signs of recovery as it had year over year growth of 7.6% in the fourth quarter of 2012. The Peruvian government’s commitment to the current economic, fiscal and monetary policies supported economic growth in

2011 and stabilized the country’s economy, which led to S&P upgrading Peru’s credit rating from BBB- to BBB in August 2011. In October 2011, Fitch upgraded Peru’s credit rating from BBB- to BBB. In August 2012, Moody’s upgraded Peru’s credit rating from Baa3 to Baa2. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Risk Factors—Risks Related to Peru.”

The reductions on fiscal spending implemented during 2010 by the Peruvian government have improved fiscal reserves from U.S.$33 billion in 2009 to U.S.$64.0 billion in 2012 as reported by the Central Bank of Peru. The withdrawal of the monetary stimulus was taken up by the Central Bank of Peru in 2011, which gradually raised its reference interest rate from 3.25% to 4.25% between January and May of 2011. Reserve ratio requirements for banks are 100 bps higher than in December 2010 and have remained unchanged since May 2011. As reported by the Central Bank of Peru, the current average reserve levels in Nuevos Soles and U.S. dollars (17.8% and 40.0% respectively) reflects higher levels of liquidity in the financial system, which in the event of a severe liquidity crisis or global economic crisis can be used to alleviate the impact. The future economic, social and political developments in Peru, over which we have no control, could have a material adverse effect on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Peru.”

Developments in the Colombian economy

In March 2011, Colombia recovered its investment-grade ratings from Moody’s and S&P, 11 years after its rating was cut to junk status when insurgent violence and a banking crisis triggered six straight quarters of economic contraction between 1998 and 1999.

Beginning in 2007 the nation grew rapidly, attracting a record U.S.$10.6 billion in foreign direct investment in 2008 according to the World Bank. However, Colombia’s credit rating was not raised to investment grade by Moody’s and S&P until 2011, when economic growth accelerated and the threat posed by guerrilla groups and organized crime receded. Moody’s upgraded Colombia from Ba1 to Baa3, the lowest level of investment grade. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

The credit upgrade put Colombia’s rating on par with Brazil, Peru and Panama. Security concerns, historically a major issue for Colombia, have not disappeared, but have been waning after several major government wins against domestic guerrilla groups. Colombia has cut its intentional homicide rate by almost half since 2002, when former President Alvaro Uribe took office, according to the World Bank, and increased investor confidence by sustaining moderate fiscal deficits, maintaining inflation stable and increasing economic growth according to Moody’s.

In October 2012 the US granted congressional approval to the implementation of the United States-Colombia Trade Promotion Agreement under which 80% of tariffs on imported goods would be eliminated with remainder being phased out over a 20 year period. We believe this to be a favorable agreement for the Colombian economy, having a positive effect on activity in Colombia in 2013, as it would grant tariff free access to a large amount of Colombian products.

We believe Colombia will be able to respond with both fiscal and monetary countercyclical policies if the international outlook further deteriorates. The most severe risks to the Colombian economy continue to be external; the consequences on the real economy of the sovereign debt crisis in Europe coupled with moderate growth in the United States may affect commodity prices and foreign investment inflows to emerging markets. Domestically, the most significant risk is the failure to execute important public works that are part of the set of infrastructure projects the country desperately needs and for which resources are available. See “Item 3. Key Information—D. Risk Factors—Risks Related to Colombia.”

GDP is expected to grow 3.5% in 2012 and industrial production (“IP”) IP is expected to grow 1.6% year over year while retail sales are estimated to have increased 4.7% in the same period according to Global Insight. In addition, the labor market has continued to improve, taking the national unemployment figure to 10.4% as of December 31, 2012. For 2013, we believe the dynamics of economic activity should depend critically on the outcome of international events in Europe and the U.S. In particular, the government is expected to be the main driver of growth especially through its participation in civil work construction projects. The retail sector in Colombia is underpenetrated with 52% of the retail sector being informal according to ILACAD, as of 2011.

Unemployment has gradually decreased in the last few years. According to the Central Bank of Colombia, the unemployment rate was 11.3%, 11.1%, 10.8% and 10.4% in 2009, 2010, 2011 and 2012, respectively. Private consumption has recovered since 2009 as illustrated by the real growth rates of 0.9% and 5.0% in 2009 and 2010, respectively, and estimated growth rates of 4.3% and 2.9% in 2011 and 2012, according to Global Insight. We believe this increase in real growth rate has been a key driver in retail growth in Colombia.

Given the sound fundamentals of the Colombian economy, we expect that, independent of the outcome observed in 2012, growth should resume by 2013.

Regarding external accounts, we expect foreign direct investment is expected to continue growing, even more after the recently approved United States-Colombia Trade Promotion Agreement, and important advances regarding safety that could allow more oil and mining exploration projects. The main risk to the forecasts comes from any external shock that could end up affecting commodity prices and foreign investment inflows.

One factor which differentiates the Colombian recovery from its Latin American peers we believe has been the favorable behavior of inflation, which up until recently was well within the inflation target band of 2-4% set up by the Central Bank of Colombia. More recently, however, headline inflation ended at 3.73% for 2011 and 2.44% for 2012.

On the fiscal front, we expect that 2012 to have finished with a fiscal deficit of 2.4% in line government estimates and beating the end of year result of 2011 which stood at a deficit of 2.8%. This lower deficit is expected to have improved government debt to GDP ratios which stood at 34.7% in 2011. Governement estimates currently place the 2013 government deficit of 2.6%.

The future economic, social and political developments in Colombia, over which we have no control, could impair our business, financial condition or results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Colombia.”

Expansion activities

A significant proportion of our expected revenue growth is based on our expansion activities, including acquisitions and organic growth. We forecast that our revenue for 2013 will be U.S.$22.5 billion, based on expected revenue growth of approximately U.S.$3.4 billion or 17.8%, due primarily to our expansion activities and growing same store sales. We expect organic growth to amount to an increase of 5% in total selling space with 58 new stores opening in 2013.Our organic expansion is described in greater detail in “—Liquidity and Capital Resources—Capital Expenditures and Permanent Investments” below. Historical information regarding our acquisitions and organic growth is presented below.

Impact of acquisitions

In each of 2010, 2011 and 2012 we made the following significant acquisitions:

Acquisition of Super Familia Stores in Brazil. In 2010, we acquired 100% of the outstanding shares of Super Família Comercial de Alimentos Ltda., operator of the Super Familia supermarket chain in Brazil, for U.S.$33.1 million (approximately Ch$17,396 million). Our acquisition consisted of four Super Familia stores in the city of Fortaleza, with a total sales area of 7,000 square meters, and two distribution centers. We consolidate the results of Super Familia into our results of operation since the date of acquisition and we rebranded the stores under our GBarbosa brand in 2011.

Acquisition of Perini Stores in Brazil. In 2010, we acquired 100% of the outstanding shares of Perini Comercial do Alimento Ltda., operator of the four-store chain of Perini supermarkets in the city of Salvador in Brazil, for U.S.$27.7 million (approximately Ch$14,899 million). Perini is a well-known brand in Brazil with 46 years in the market that targets the high-end retail customer segment, which complements our business portfolio in Brazil. In addition to the four Perini stores in the city of Salvador, we also acquired four additional points of sales inside shopping centers, with a total sales area of 4,900 square meters, and two distribution centers. We consolidated the results of Perini into our results of operation since the date of acquisition.

Acquisition of Bretas Stores in Brazil. On October 29, 2010, pursuant to a stock purchase agreement executed on October 15, 2010, through our subsidiary GBarbosa Comercial Ltda. (“GBarbosa”), we acquired 100% of the outstanding shares of Fag Participaçoes Ltda. and Bretas, Filhos e Cia Ltda. (the “Sellers”), which together owned and operated the Brazilian supermarket chain Bretas, which operates 81 supermarkets, 2 distribution centers and 12 gas stations in Central and northern Brazil as of December 31, 2012. The aggregate purchase price of the acquisition was R$1.17 billion (approximately U.S.$705 million or Ch$336,630 million), payable as follows: R$820 million on October 29, 2010 (the closing date of the transaction) and R$100 million on December 30, 2011. The balance of R$250 million will be paid on December 30, 2014. Pursuant to the stock purchase agreement, the Sellers committed to make their best efforts to maintain, for a period of 20 years from the closing date of the transaction, the leases of premises to be opened during the end of 2010 and beginning of 2011 as well as the leases of properties that were leased by the Sellers at the time of the transaction. Under the terms of the acquisition transaction, Bretas is expected to open 30 new supermarkets by 2013. Cencosud S.A. serves as guarantor of GBarbosa in the acquisition transaction, the acquisition was financed with internal cash resources and bank debt totaling U.S.$290 million.

Through this strategic acquisition we entered the Brazilian state of Rio de Janeiro. The acquisition of Prezunic consolidated our position as Brazil’s fourth-largest supermarket operator in terms of revenues, as measured by ABRAS. We consolidated the results of Prezunic into our results of operations since the date of acquisition.

Acquisition of Cardoso Stores in Brazil. In October 2011, we continued expanding into the Brazilian market through the acquisition of Cardoso. Cardoso is a three-store supermarket chain in the state of Bahia, with net sales of approximately R$60 million (U.S.$35.9 million) in 2011. Cencosud negotiated the payment of the purchase price of R$18 million (approximately U.S.$11.3 million or Ch$5,429 million) in three installments, 60% on the closing of the transaction, 20% on the 6-month anniversary of the closing date and the remaining 20% will be paid on the first year anniversary of the closing date. We have converted the acquired stores to the GBarbosa format and are now operating those stores under this brand. We consolidated the results of Cardoso into our results of operation since the date of acquisition.

Acquisition of Johnson Stores in Chile. In December 2011, we entered into an agreement with Johnson’s Inversiones S.A. (“Johnson Inversiones”) and Inversiones Bujorico Limitada (“Bujorico” and together with Johnson Inversiones, the “Johnson Entities”), who together owned Johnson. Pursuant to this agreement we acquired an 85.58% interest in Johnson for an aggregate purchase price of Ch$32,606 million.

Johnson is a department store with 39 stores throughout Chile under the Johnson brand and an additional 13 stores under the FES brand, with a total of 117,569 square meters of selling space. In 2011, Johnson registered sales of Ch$118,447 million from its retail operations.

During 2012 all former clients of Johnson’s consumer financing arm were migrated to our Tarjeta Cencosud format. With the acquisition of Johnson we are now able to target the low- and middle-income market segments in Chile.

Acquisition of Prezunic in Brazil. On January 2, 2012, pursuant to a stock purchase agreement executed on November 16, 2011, Cencosud Brasil S.A. (“Cencosud Brasil”) acquired from the Dias Da Cunha family 100% of the capital stock of Prezunic. We estimate that Prezunic is the third-largest supermarket chain in Rio de Janeiro, with 31 stores and net sales of approximately R$2.2 billion in 2011.

The aggregate purchase price of the operation was R$875 million (or approximately Ch$242,690 million), payable as follows: R$580 million on the closing date of the transaction (January 2, 2012), from which R$190 million were deducted as working capital adjustments. The balance will be paid as follows: R$80 million, R$85 million, R$80 million and R$50 million, on the first, second, third and fourth anniversary of the closing date, respectively. Pursuant to the stock purchase agreement, Cencosud Brasil, considered a national supermarket operator, therefore able to get better terms from suppliers, was also granted a preferential right from third-party landowners to acquire or lease two supermarket properties that were not owned by Prezunic at the time of the transaction, but were instead leased. Under the terms of this agreement, Cencosud S.A. serves as guarantor of Cencosud Brasil.

Acquisition of Carrefour Colombia. On November 30, 2012, Cencosud S.A. completed the acquisition of Carrefour supermarket operations in Colombia, for a total purchase price equal to €2 billion. The acquired companies operate supermarkets under the “Carrefour” and “Maxi” brand names in Colombia, including 72 hypermarket stores, 16 convenience stores, and four cash and carry stores and gas stations. We expect to migrate acquired stores into the Jumbo and Prezunic formats during 2013. See “Item 4. Information on the Company—A. History and Development of the Company—History”

In order to finance the purchase of the acquisition of Carrefour’s operations in Colombia, on October 17, 2012, the Company entered into the Bridge Loan Agreement with a syndicate of banks in the amount of U.S.$2,500 million. See “—B. Liquidity and Capital Resources—Indebtedness, and B. Liquidity and Capital Resources—Recent Acquisitions” below.

Impact of organic expansion

During the year ended December 31, 2012, we opened 20 supermarkets in Argentina, 25 in Chile, 12 in Peru and 22 in Brazil. We opened 4 department stores in Chile and 2 shopping centers in Chile and 1 in Peru. During the year ended December 31, 2012, we also opened 2 home improvement stores in Chile.

During the year ended December 31, 2011, we opened 14 supermarkets in Argentina, 30 in Chile, 10 in Peru and 22 in Brazil. We opened one Easy home improvement store in Chile. Further, during the year ended December 31, 2011, we opened one new Paris department store in Chile. During the same period, we closed four supermarket stores, three Santa Isabel stores in Chile and one Disco store in Argentina. We also closed one Blaisten home improvement store in Argentina.

During the year ended December 31, 2010, we opened one Jumbo hypermarket in Argentina, four Santa Isabel supermarkets in Chile, four Wong and Metro stores in Peru, four Disco stores in Argentina, two Easy home improvement stores in Chile, two Easy and two Blaisten home improvement stores in Argentina and two Easy home improvement stores in Colombia. Further, during the year ended December 31, 2010, we opened four new Paris department stores in Chile. The addition of this new department store increased our sales space by 7.7% to 234,489, from 217,698 square meters as of December 31, 2010. During the same period, we closed six Santa Isabel stores in Chile, one Disco store in Argentina and one Blaisten store in Argentina.

As a general matter, we believe that a period of several years is frequently required after opening or inauguration for a store or shopping center to mature and achieve its full potential to generate sales. As a result, the increasing maturation of a newly opened store may need to be taken into account when comparing period-to-period store sales.

The following tables present a breakdown of our store and shopping center expansion activities for the periods indicated:

	2012
	Total 2011	Openings	Closings	Acquisitions	Total 2012
Chile
Supermarkets	189	28	3	0	214
Home Improvement	29	3	1	0	31
Department Stores	35	4	0	39	78
Shopping Centers	9	2	0	0	11
Total Chile	262	36	3	39	334
Argentina
Supermarkets	269	21	2	0	288
Home Improvement	48	0	1	0	47
Shopping Centers	14	1	0	0	15
Total Argentina	331	22	3	0	350
Brazil
Supermarkets	152	22	0	31	205
Total Brazil	152	22	0	31	205
Peru
Supermarkets	74	13	1	0	86

	2012
	Total 2011	Openings	Closings	Acquisitions	Total 2012
Shopping Centers	2	1	0	0	3
Total Peru	76	14	1	0	89
Colombia
Home Improvement	4	0	0	0	4
Supermarkets	0	0	0	100	101
Total Colombia	4	0	0	100	105
Total	825	94	7	171	1082

	2011
	Total 2010	Openings	Closings	Acquisitions	Total 2011
Chile
Supermarkets	163	26	3	4	190
Home Improvement	29	1	1	—	29
Department Stores	34	1	—	—	35
Shopping Centers	9	—	—	—	9
Total Chile	235	28	4	4	263
Argentina
Supermarkets	256	14	1	—	269
Home Improvement	49	—	1	—	48
Shopping Centers	14	—	—	—	14
Total Argentina	319	14	2	—	331
Brazil
Supermarkets	130	15	—	7	152
Total Brazil	130	15	—	7	152
Peru
Supermarkets	64	11	1	—	74
Shopping Centers	2	—	—	—	2
Total Peru	66	11	1	—	76
Colombia
Home Improvement	4	—	—	—	4
Total Colombia	4	—	—	—	4
Total	754	68	7	11	826

	2010
	Total 2009	Openings	Closings	Acquisitions	Total 2010
Chile
Supermarkets	162	8	7	—	163
Home Improvement	25	4	—	—	29
Department Stores	30	4	—	—	34
Shopping Centers	8	1	—	—	9
Total Chile	225	16	7	—	235
Argentina
Supermarkets	250	8	2	—	256
Home Improvement	46	3	—	—	49
Shopping Centers	13	1	—	—	14
Total Argentina	309	12	2	—	319
Brazil
Supermarkets	52	5	—	73	130
Total Brazil	52	5	—	73	130
Peru
Supermarkets	58	7	1	—	64
Shopping Centers	2	—	—	—	2
Total Peru	60	7	1	—	66
Colombia
Home Improvement	2	2	—	—	4
Total Colombia	2	2	—	—	4
Total	648	42	10	73	754

Impact of exchange rate fluctuations

The Chilean peso has been subject to large volatility in the past and could be subject to significant fluctuations in the future. During 2010 and 2011, the value of the Chilean peso relative to the U.S. dollar appreciated approximately 3.14% and depreciated 5.71% in nominal terms, respectively; relative to the Argentine Peso, it appreciated approximately 0.21% and depreciated 13.43% in nominal terms, respectively; relative to the Brazilian Real, it depreciated approximately 0.21% and 6.84% in nominal terms, respectively; relative to the Peruvian Sol, it appreciated approximately 1.35% and 5.67% and relative to the Colombian peso, it appreciated approximately 4.05% and 1.24% in nominal terms, respectively. The observed exchange rate on December 28, 2012 was Ch$478.60 per U.S.$1.00. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” and “Item 10. Additional Information—D. Exchange Controls.”

Our sales in each of our countries of operations are priced in local currencies. To the extent that the Chilean peso depreciates against the U.S. dollar or the currencies of any of our countries of operation, our revenues may be adversely affected when expressed in Chilean pesos. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in Chilean pesos (such as our corporate overhead) and a significant part of our indebtedness is denominated in Chilean pesos. As of December 31, 2012, 21% of our interest-bearing debt was denominated in U.S. dollars, after taking into account cross-currency swaps, and the remainder of our interest-bearing debt was primarily UF- or Chilean peso-denominated.

Impact of the 2010 earthquake and tsunami

On February 27, 2010, an 8.8 magnitude earthquake struck the central and central south regions of Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second-largest city. The regions of Bío Bío and Maule were the most severely affected regions especially in the coastal area, which, shortly after the earthquake, was hit by a tsunami that significantly damaged cities and port facilities. The regions of Valparaíso and the Santiago Metropolitan area were also severely affected. At least 1,500,000 homes were damaged and more than 500 people were killed. According to an initial assessment by the government of Chile, the repair of the resulting damage, excluding damage to port facilities, is likely to take between three and four years and the preliminary assessments of reconstruction costs indicate that they could total approximately U.S.$30 billion.

The February 2010 earthquake and tsunami’s primary impact on us was Ch$32,919 million relating primarily to damage to infrastructure, inventory destruction and business interruptions. Our insurance policies cover losses arising from the earthquake and tsunami, amounting to Ch$21,893 million. The primary financial impact of the earthquake and tsunami on our results of operations was Ch$4,865 million. The difference between the impact and the claim is related to the depreciation of certain assets at the time of the earthquake, resulting in a claim that is higher than the book value of such assets.

Conversely, following the February 2010 earthquake, during the second and third quarter of 2010 we experienced a 29.4% increase in revenues in our home improvement stores segment, as compared to second and third quarter of 2009.

As a result of the February 2010 earthquake and tsunami, the Chilean government raised the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in the 2011 commercial year (año comercial), which is declared and paid in the 2012 tax year (año tributario). On September 27, 2012, Law No. 20,630 introduced new amendments to existing tax legislation. Among the amendments introduced, the corporate income tax was permanently maintained at 20% effective as of the 2013 tax year.

Impact of the April 24, 2013 Supreme Court ruling on litigation on credit card fees.

On April 24, 2013, the Supreme Court of Chile ruled on the class action suit filed by SERNAC against Cencosud Administradora de Tarjetas S.A. (“CAT”). The court ruled for the plaintiff and at this junction no further appeals are available. In its ruling, the court determined that CAT included certain clauses in its 2006 contracts that were abusive to consumers. Said clauses allowed CAT to charge an incremental maintenance fee of Ch$530 per month to credit cardholders with a card usage under Ch$50 thousand per month, without written consent from cardholders as required by the Ley de Proteccion al Consumidor. In the ruling the court ordered CAT to pay a fine of approximately Ch$ 2 million and to reimburse certain cardholders for the excess maintenance fees charged since 2006 plus adjustments for inflation and interests. We have provisioned Ch$ 20,000 million for this ruling in our 2012 financial statements, which represents 0.2% of our 2012 consolidated net revenues and 3.1% of our 2012 adjusted EBITDA. This provision is an estimated value that still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court.

Seasonality

Historically, we have experienced distinct seasonal sales patterns at our supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, we promote the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, we usually experience a decrease in sales during the summer vacation months of January and February. Our sales for the first and fourth quarters of 2012 represented 23.7% and 28.2% respectively, of our total same-store sales for such year.

We do not experience significant seasonality in the home improvement sector. Home improvement store sales for the first six months of 2012 represented 48% of our total home improvement sales.

Our department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter, which represented 32.4% of total sales for the year 2012, while the first, second and third quarters, each represented 20.8%, 23.8% and 22.8% of total annual sales, respectively.

Our shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for our shopping centers. For example, during the fourth quarter of 2012 our Chile shopping center revenues represented 30% of total Chile shopping center revenues for the year. We generally charge our shopping center tenants double rent for the month of December which is payable in February of the following year when they will have realized collections in respect of most holiday season sales.

Cost of Sales

Cost of sales reflects the costs of goods sold. Gross margin, defined as revenues from ordinary activities less cost of sales, is lower in our supermarkets segment due to higher turnover of our supermarket inventory, which includes primarily basic and staple goods. In our other segments, namely department stores and home improvement stores, we do not experience high inventory turnover and therefore have higher gross margins.

Loan Provisioning

Provision models to cover portfolio risk in line with Basel II standards: the Company has different provisions models that adhere to local regulations in each country as well as Basel II standards in order to most adequately reflect cardholder portfolio risk. External variables which affect payment behavior are also included in statistical models for estimating provisions. The Company is making progress in each country on implementing anti-cyclical provisions based on industry best practices, having started with Chile and Peru and, in 2012, Argentina. It also uses back testing to periodically monitor the sufficiency of the provisions it establishes.

Critical Accounting Policies and Estimates

A summary of our significant accounting policies is included in Note 2 to our Audited Consolidated Financial Statements included elsewhere in this annual report. We believe that the consistent application of these policies enables us to provide readers of our consolidated financial statements with more useful and reliable information about our operating results and financial condition.

The following policies are the accounting policies that we believe to be the most important in the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments.

Estimate of impairment of assets with indefinite useful lives

We assess whether goodwill has experienced any impairment on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. The recoverable balances of the cash generating units have been determined from the base of their value in use. We apply the methodology of discounting cash flows at a real discount rate calculated for each country. The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each business segment and for each cash generating unit. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role the brand under review has in the generation of sales. Changes in these assumptions may have a material impact on our financial results. As of December 31, 2012, the recoverable amount of our cash generating units is substantially in excess of their carrying value. As such, there are no cash generating units at risk of impairment.

Useful life of property, plant and equipment

We review the estimated useful lives of our property, plant and equipment at the end of each annual period. For the year ended December 31, 2012, we have established that there are no significant changes in the useful lives estimated during the period.

Impairment of accounts receivable

We assesses the impairment of accounts receivable when there is objective evidence that we will not be able collect all the amounts according to the original terms of the account receivable. For further information on our accounts receivable, please see Note 8 to our Audited Consolidated Financial Statements.

Investment property

For investment property, we use the discounted cash flows methodology using a country-specific weighted average cost of capital after tax, measured in real terms (8.0% in Chile, 14.8% in Argentina and 8.2% in Peru). To this effect, we calculate the revenues from ordinary activities that correspond to the lease income minus direct costs and operating expenses. Additionally, the projected cash flows use recent annual historical information and the projected macroeconomic variables expected to affect each country. The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level. Changes in these assumptions may have a material impact on results.

Estimate of Impairment of property, plant and equipment

For property, plant and equipment, we applied a methodology of discounting future cash flows using a pre-tax nominal discount rate, differentiated by country (7.5% in Chile; 16.8% in Argentina, 8% in Peru, 8% in Brazil and 7.8% in Colombia). We performed cash flow projections for each country and business segment. We used the functional currency of each country and the projection considers a five-year outlook plus perpetuity. The projections are based on historical information from recent years and the main macroeconomic variables that affect markets. In addition, the projections consider moderate organic growth and the recurring investments necessary to maintain the cash flow generating capacity of each segment.

Financial assets-options

In order to determine the fair value of call options (a financial asset), we consider the net present value of the discounted cash flows of the underlying asset and an analysis of market comparables, incorporating variables like EBITDA multiples, sales valuations, etc. See Note 16.4 to our Audited Consolidated Financial Statements.

Operating Segments

For purposes of our Audited Consolidated Financial Statements and our Unaudited Interim Consolidated Financial Statements, IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating officer in deciding how to allocate resources and in assessing performance.

For management purposes, we are organized into six operating segments:

•

“supermarkets,” which includes the results of our: Jumbo, Santa Isabel, Disco, Vea, Wong, Metro, GBarbosa, Perini, Bretas and Prezunic supermarkets and hypermarkets in Chile, Argentina, Brazil and Peru, and our Eletro-show stores, GBarbosa pharmacies in Brazil and Bretas gas stations in Brazil;

•	“shopping centers,” which includes the results of our shopping centers in Chile, Argentina and Peru;

•	“home improvement stores,” which includes the results of our Easy and Blaisten home improvement stores in Chile, Argentina and Colombia;

•	“department stores,” which includes the results of our Paris and Johnson department stores in Chile;

•

“financial services,” which primarily includes the results of our credit card businesses and consumer loans, as well as our limited insurance brokerage operations in Chile, Argentina, and Peru and in Brazil through our joint venture with Banco Bradesco; and

•	“other,” which includes the results of our entertainment centers, loyalty programs and our corporate back-office operations.

We base operations and resource allocation decisions on these six segments. The operating segments are disclosed in a coherent way consistent with the presentation of internal reports we use in our internal controls and disclosure processes. These operating segments derive their revenues primarily from the sale of products and rendering of services to retail consumers.

Year ended December 31, 2012 as compared to year ended December 31, 2011

The following table presents, for the periods indicated, certain items of our statement of income:

	Year ended December 31,
	2012	2011	% Change
	(in millions of Ch$)

Revenues from ordinary activities:
Supermarkets	6,738,171	5,556,271	21.3%
Home improvement stores	1,063,086	948,641	12.1%
Department stores	886,075	690,772	28.3%
Shopping centers	165,462	129,727	27.5%
Financial services	282,253	267,874	5.4%
Other	14,030	11,521	21.8%
Total revenues from ordinary activities	9,149,077	7,604,806	20.3%

Cost of sales:
Supermarkets	-5,060,408	-4,177,664	21.1%
Home improvement stores	-711,500	-647,337	9.9%
Department stores	-644,668	-499,413	29.1%
Shopping centers	-23,771	-19,449	22.22%
Financial services	-104,901	-85,632	22.5%
Other	-2,583	-5,421	52.4%
Total cost of sales	-6,547,832	-5,434,917	20.5%

Gross margin:
Supermarkets	1,677,762	1,378,607	21.7%
Home improvement stores	351,586	301,303	16.7%
Department stores	241,407	191,359	26.2%
Shopping centers	141,691	110,278	28.5%
Financial services	177,353	182,242	-2.7%
Other	11,447	6,099	87.7%

	Year ended December 31,
	2012	2011	% Change
	(in millions of Ch$)
Total gross margin	2,601,245	2,169,890	19.9%
Administrative expenses, distribution costs and other expenses	-2,121,821	-1,669,374	27.1%
Other revenues by function	107,110	85,128	25.8%
Participation in earnings of associates	5,640	5,779	-2.4%
Other earnings	1,332	-12,659	110.5%
Net financial expenses	-202,912	-133,152	52.4%
Exchange differences	-2,680	-9,876	72.9%
Losses from indexation	-25,915	-31,289	17.2%
Income tax charge	-109,190	-119,556	-8.7%
Profit attributable to controlling shareholders	249,959	274,333	-8.9%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased 20.3%, or Ch$1,544,271 million, to Ch$9,149,077 million for the year ended December 31, 2012 from Ch$7,604,806 million for the same period in 2011, as a result of (i) an increase of Ch$1,181,900 million resulting from growth in revenues from ordinary activities of 21.3% in our supermarkets segment, (ii) an increase of Ch$114,445 million resulting from growth in revenues from ordinary activities of 12.1% in our home improvement stores segment, (iii) an increase of Ch$195,303 million resulting from growth in revenues from ordinary activities of 28.3% in our department stores segment, (iv) an increase of Ch$35,735 million resulting from growth in revenues from ordinary activities of 27.5% in our shopping centers segment, and (v) an increase of Ch$14,379 million resulting from growth in revenues from ordinary activities of 5.4% in our financial services segment,

Supermarkets

Our consolidated revenue from ordinary activities from our supermarkets expanded 21.3% or Ch$1,181,900 million, to Ch$6,738,171 million for the year ended December 31, 2012 from Ch$5,556,271 million for the same period in 2011, primarily due to (i) an increase of Ch$542,058 million or 35% in sales in Brazil driven by the consolidation of Prezunic (ii) the consolidation of Carrefour´s former Colombian operations with revenues of Ch$116,598 million, (iii) the opening of 78 new supermarkets across the region, (iv) positive same store sales in Chile, Argentina and Peru of 4.8%, 18.5% and 4.2% respectively in local currency, accompanied by increases in average tickets.

Home improvement stores

Our consolidated revenues from ordinary activities from our home improvement stores increased 12.1% or Ch$114,445 million, to Ch$1,063,086 million for the year ended December 31, 2012 from Ch$948,641 million for the same period in 2011, primarily due to (i) an increase of Ch$78,207 million resulting from an higher revenues in the order of 14.4% in Argentina driven by an increase in same-store sales in local currency of 26.6%, partially offset by the closure of one store and by the devaluation of the Argentine peso against the Chilean peso, (ii) an increase of Ch$32,892 million resulting from an increase in revenues of 9.0% in Chile driven by an increase in same-store sales in local currency of 6.3% and an expansion in sales resulting from the opening of 2 new stores (iii) an increase of Ch$3,347 million resulting from an increase in revenues of 8.5% in Colombia driven by an expansion of 4.1% in same stores sales in local currency partially offset by devaluation of the Colombian peso against the Chilean peso.

Department stores

Our consolidated revenues from ordinary activities from our department stores in Chile increased 28.3%, or Ch$195,303 million, to Ch$886,075 million for the year ended December 31, 2012 from Ch$690,772 million for the same period in 2011, primarily due to an increase in same stores sales of 5.3%, the consolidation of Johnson, and the opening of four new Paris stores in the period.

Shopping centers

Our consolidated revenues from ordinary activities from our shopping centers increased 27.5%, or Ch$35,735 million, to Ch$165,462 million for the year ended December 31, 2012 from Ch$129,727 million for the same period in 2011, primarily due to: (i) an increase of Ch$28,590 million resulting from growth in revenues of 44.3% in Chile due to an increase in selling space of 52.3% as a result of the opening of Costanera Center, with total selling space of 140,000 square meters, and Portal Osorno, and (ii) an increase of Ch$5,807 million resulting from growth in revenues of 9.7% in Argentina due to an increase in selling space of 4.0%, (iii) revenue growth in Peru in the segment of 24% for the year ended in December 2012 as a consequence of the opening of a shopping center in the city of Lima.

Financial services

Our consolidated revenues from ordinary activities from our financial services increased 5.4%, or Ch$14,379 million, to Ch$282,253 million for the year ended December 31, 2012 from Ch$267,874 million for the same period in 2011, as a result of (i) an increase of Ch$9,322 million resulting from an expansion in revenues of 29.2% in Argentina driven by a larger loan portfolio, (ii) an increase of Ch$4,873 million resulting from rising revenues in the order of 55.7% in Peru driven by a larger loan portfolio due to higher card usage and the buildup of our operations in the market. This growth was partially offset by a contraction of 21.1% in Brazil or Ch$982 million.

Cost of sales

Our consolidated cost of sales increased 20.5%, or Ch$1,112,915 million, to Ch$6,547,832 million for the year ended December 31, 2012 from Ch$5,434,917 million for the same period in 2011, primarily due to an increase in sales of 20.3%. Cost of sales as a percentage of sales climbed from 71.5% to 71.6% when comparing December 31, 2012 and 2011.

Supermarkets

Our consolidated cost of sales in our supermarkets increased 21.1%, or Ch$882,744 million, to Ch$5,060,408 million for the year ended December 31, 2012 from Ch$ 4,177,664 million for the same period in 2011. Costs as percentage of sales decreased by 0.1%, primarily due to (i) an increase of cost of sales in Brazil of 36.2% or Ch$435,406 million resulting from an increase of 35.0% in sales and lower cost of sales as a percentage of sales of 0.9%, due to the consolidation of Prezunic into our operations (which contributed Ch$491,080 to the increase in costs of sales), which allowed us to negotiate better terms with our suppliers in Brazil, (ii) an increase of Ch$345,885 million resulting from an increase of 12.7% or Ch$231,920 million in sales in Chile while cost of sales as a percentage of sales dropped from 76.3% to 75.8%, (iii) an increase of Ch$167,297 million resulting from an increase of 12.8% in sales in Argentina and lower cost of sales as a percentage of sales of 0.6%, due to inflation and better terms resulting from negotiations with our suppliers, and (iv) an increase of Ch$65,040 million resulting from an increase of 13.7% in sales in Peru and cost of sales as a percentage of sales of 0.7%.

Home improvement stores

Our consolidated cost of sales in home improvement stores increased 9.9%, or Ch$64,163 million, to Ch$711,500 million for the year ended December 31, 2012 from Ch$647,337 million for the same period in 2011, primarily due to (i) an increase of cost of sales in Chile of Ch$19,379 million resulting from an increase of 9% in sales and (ii) an increase of cost of sales in Argentina of Ch$42,257 million resulting from an increase of 14.4% in sales and lower cost of sales as a percentage of sales of 1.4% due to better terms resulting from negotiations with our suppliers. Costs as percentage of sales decreased by 1.3% primarily because our Argentine operations, which have lower cost of sales as percentage of sales as compared to Chile, represented a higher percentage of our home improvement sales than in the prior period, increasing to 57.1% of total home improvement stores segment revenues in 2012 from 55.0% of the total revenues of the home improvement stores segment in 2011.

Department stores

Our consolidated cost of sales in our department stores in Chile increased 29.1% or Ch$145,255 million, to Ch$644,668 million for the year ended December 31, 2012 from Ch$499,413 million for the same period in 2011, primarily due to an increase in sales in the period of 28.2%. Costs as percentage of sales increased by 0.5% primarily due to higher revenues and the integration of Johnson into our department store division.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers increased 22.2%, or Ch$4,322 million, to Ch$23,771 million for the year ended December 31, 2012 from Ch$19,449 million for the same period in 2011, primarily due to the opening of 4 new shopping centers in the region, mainly Costanera center in Chile and the expansion in revenue that it entailed.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services division jumped 22.5%, or Ch$19,269 million, to Ch$104,901 million for the year ended December 31, 2012 from Ch$85,632 million for the same period in 2011, primarily due to an expansion in our loan portfolio in Argentina and Peru.

Gross margin

Our consolidated gross margin increased 19.90%, or Ch$431,355 million, to Ch$2,601,245 million for the year ended December 31, 2012 from Ch$2,169,890 million for the same period in 2011, primarily due improved margins in all our divisions.

Our consolidated gross margin as a percentage of revenues from ordinary activities decreased 0.1% to 28.4% for the year ended December 31, 2012 from 28.5% for the same period in 2011.

Supermarkets

Our consolidated gross margin in our supermarkets increased 21.7%, or Ch$299,155 million, to Ch$1,677,762 million for the year ended December 31, 2012 from Ch$1,378,607 million for the same period in 2011, primarily due to improvements in gross margins in Peru, Argentina and Chile and the addition of Colombian operations. As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities increased by 0.1% to 24.9% for the year ended December 31, 2012 from 24.8% for the same period in 2011.

Home improvement stores

Our consolidated gross margin in our home improvement stores increased 16.7%, or Ch$ 50,283 million, to Ch$351,586 million for the year ended December 31, 2012 from Ch$301,303 million for the same period in 2011, primarily due to lower expenses and costs of sales in Chile because of higher volume discounts from suppliers, reduced inventory, logistic efficiencies in Argentina and greater bargaining power with Colombian suppliers along with lower costs from logistics.

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our home improvement stores increased by 1.3% to 33.1% during the year ended December 31, 2012 from 31.8% for the same period in 2011.

Department stores

Our consolidated gross margin in our department stores in Chile increased 26.2%, or Ch$50,048 million, to Ch$241,407 million for the year ended December 31, 2012 from Ch$191,359 million for the same period in 2011, primarily due to better inventory management and sales mix. As a result of the consolidation of Johnson´s , our consolidated gross margin as a percentage of revenues from ordinary activities in our department stores decreased by 0.5% to 27.2% for the year ended December 31, 2012 from 27.7% for the same period in 2011.

Shopping centers

Our consolidated gross margin in our shopping centers increased 28.5%, or Ch$31,413 million, to Ch$141,691 million for the year ended December 31, 2012 from Ch$110,278 million for the same period in 2011, primarily due to the fact that the Chilean shopping operations, with a higher gross margin than Argentina and Peru, increased its participation in overall shopping revenues to more than 55% of the division

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our shopping centers increased to 85.6% for the year ended December 31, 2012 from 85.0% for the same period in 2011.

Financial services

Our consolidated gross margin in our financial services segment decreased 2.7%, or Ch$4,889 million, to Ch$177,353 million for the year ended December 31, 2012 from Ch$182,242 million for the same period in 2011, as a result of higher costs of sales due to a larger portfolio in Chile because of the integration of Johnson credit card, and higher costs in Peru due to the building up of the operation.

Other revenues by function

Our consolidated other revenues by function increased by Ch$21,982 million, to Ch$107,110 million for the year ended December 31, 2012 from Ch$85,128 million for the same period in 2011, as a result of a higher revaluation of investment properties in 2012 compared to the same period in 2011.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased 27.0%, or Ch$452,448 million to Ch$ 2,121,821 million for the year ended December 31, 2012 from Ch$ 1,669,374 million for the same period in 2011, in line with higher revenues from ordinary activities of 20.5%.

Under this line we have recorded the effect of provisions that were a direct consequence of the unfavorable outcome of a class action initiated by SERNAC against our subsidiary, CAT. We have included provisions in the amount of Ch$ 20,000 million, or 0.9% of all expenses added to the line in the period.

Provisions were made under our financial services segments, as Cencosud S.A. was not a party to the litigation.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2012	2011	% Change
	(in millions of Ch$)
Other earnings (losses)	1,332	(12,659)	110.5%
Financial income	8,110	10,984	-26.2%
Financial expenses	(211,022)	(144,136)	46.4%
Exchange differences	(2,680)	(9,876)	72.9%
Losses from indexation	(25,915)	(31,289)	17.2%
Total losses from financial and other activities	(230,174)	(186,975)	23.1%

Our consolidated losses from financial and other activities increased by Ch$43,199 million, to a loss of Ch$230,174 million for the year ended December 31, 2012 from a loss of Ch$186,975 million for the same period in 2011. This increase was primarily due to the following factors:

•

An increase in financial expenses of Ch$66,886 million, resulting in a loss of Ch$211,022 million for the year ended December 31, 2012 compared to Ch$144,136 million for the same period in 2011, as a result of less cash on hand, higher financial debt used to fund the growth of the company, mainly related to recent acquisitions; partially offset by

•

A decrease in exchange differences of Ch$7,196 million, resulting in a loss of Ch$2,680 million for the year ended December 31, 2012 from a loss of Ch$9,876 million for the same period in 2011, as a result of the devaluation of local currencies against U.S. dollar; and

•

A decrease in losses from indexation, of Ch$5,374 million, resulting in a loss of Ch$25,915 million for the year ended December 31, 2012 from a loss of Ch$31,289 million for the same period in 2011 as a result of a lower inflation rate in Chile.

Income tax charge

For the year ended December 31, 2012, we had an income tax expense of Ch$109,190 million, compared to an income tax expense of Ch$119,556 million for the same period in 2011. This decrease of Ch$10,366 million was due to tax losses that originated in 2012, consolidation of Banco Paris and Carrefour Colombia (not consolidated in 2011), the change in the income tax rate in Chile, from 17% to 20% (impact on deferred taxes), and the changes in ARS/CLP and BRL/CLP exchange rate.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings decreased 8.9%, or Ch$24,374 million, to Ch$249,959 million for the year ended December 31, 2012 from Ch$ 274,333 million for the same period in 2011. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 2.7% for the year ended December 31, 2012 from 3.6% for the same period in 2011.

Year ended December 31, 2011 as compared to year ended December 31, 2010

The following table presents, for the periods indicated, certain items of our statement of income:

	Year ended December 31,
	2011	2010	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	5,556,271	4,452,759	24.8%
Home improvement stores	948,641	819,838	15.7%
Department stores	690,772	622,719	10.9%
Shopping centers	129,727	116,991	10.9%
Financial services	267,874	221,010	21.2%
Other	11,521	3,657	215.0%
Total revenues from ordinary activities	7,604,806	6,236,974	21.9%

Cost of sales:
Supermarkets	(4,177,664)	(3,355,796)	24.5%
Home improvement stores	(647,337)	(561,006)	15.4%
Department stores	(499,413)	(446,769)	11.8%
Shopping centers	(19,449)	(17,858)	8.9%
Financial services	(85,632)	(70,458)	21.5%
Other	(5,421)	(5,343)	1.5%
Total cost of sales	(5,434,917)	(4,457,229)	21.9%

Gross margin:
Supermarkets	1,378,607	1,096,963	25.7%
Home improvement stores	301,303	258,832	16.4%
Department stores	191,359	175,950	8.8%
Shopping centers	110,278	99,133	11.2%
Financial services	182,242	150,552	21.0%
Other	6,099	(1,686)	(461.8%)
Total gross margin	2,169,890	1,779,745	21.9%
Administrative expenses, distribution costs and other expenses	(1,669,374)	(1,371,074)	21.8%
Other revenues by function	85,128	43,871	94.0%
Participation in earnings of associates	5,779	7,514	(23.1%)
Other earnings	(12,659)	10,772	(124.7%)
Net financial expenses	(133,152)	(69,807)	90.7%
Exchange differences	(9,876)	(2,053)	(381.1%)
Losses from indexation	(31,289)	(15,657)	99.8%
Income tax charge	(119,556)	(76,830)	55.6%
Profit attributable to controlling shareholders	274,333	296,261	(7.4%)

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased 21.9%, or Ch$1,367,833 million, to Ch$7,604,806 million for the year ended December 31, 2011 from Ch$6,236,974 million for the same period in 2010, as a result of (i) an increase of Ch$1,103,512 million resulting from growth in revenues from ordinary activities of 24.8% in our supermarkets segment, (ii) an increase of Ch$128,803 million resulting from growth in revenues from ordinary activities of 15.7% in our home improvement stores segment, (iii) an increase of Ch$68,054 million resulting from growth in revenues from ordinary activities of 10.9% in our department stores segment, (iv) an increase of Ch$12,737 million resulting from growth in revenues from ordinary activities of 10.9% in our shopping centers segment, and (v) an increase of Ch$46,864 million resulting from growth in revenues from ordinary activities of 21.2% in our financial services segment.

Supermarkets

Our consolidated revenues from ordinary activities from our supermarkets increased 24.8% or Ch$1,103,512 million, to Ch$5,566,271 million for the year ended December 31, 2011 from Ch$4,452,759 million for the same period in 2010, primarily due to (i) an increase of Ch$709,163 million resulting from an increase of 84.1% in sales in Brazil driven by the consolidation of Bretas into our operations, which contributed Ch$623,745 million to the increase in revenues, the opening of 22 new stores in Brazil and an increase of 1.3% in same-store sales in local currency, (ii) an increase of Ch$146,035 million resulting from an increase of 8.7% in sales in Chile driven by the opening of 30 new stores in Chile and an increase in same-store sales of 4.8%, (iii) an increase of Ch$183,427 million resulting from an increase of 13.4% in sales in Argentina driven by the opening of 14 new stores in Argentina, an increase in same-stores sales in local currency of 22.5%, explained partially by high inflation and offset in part by devaluation of the Argentinean Peso against the Chilean Peso and the closure of one store, and (iv) an increase of Ch$64,888 million resulting from an increase of 11.6% in sales in Peru driven by the openings of 10 new stores in Peru and an increase in same-stores sales in local currency of 6.5%.

Home improvement stores

Our consolidated revenues from ordinary activities from our home improvement stores increased 15.7% or Ch$128,803 million, to Ch$948,641 million for the year ended December 31, 2011 from Ch$819,838 million for the same period in 2010, primarily due to (i) an increase of Ch$90,757 million resulting from an increase in revenues of 20.1% in Argentina driven by an increase in same-store sales in local currency of 31.1% driven by inflation, partially offset by the closure of one store and by the devaluation of the Chilean Peso against the Argentine Peso, (ii) an increase of Ch$31,755 million resulting from an increase in revenues of 9.5% in Chile driven by an increase in same-store sales in local currency of 4.9% and an increase in sales from stores operating for less than one year and opened in 2010, and (iii) an increase of Ch$6,291 million resulting from an increase in revenues of 19.0% in Colombia driven by an increase in same stores sales in local currency of 11.8%, partially offset by devaluation of the Chilean Peso against the Colombian Peso.

Department stores

Our consolidated revenues from ordinary activities from our department stores in Chile increased 10.9%, or Ch$68,054 million, to Ch$690,772 million for the year ended December 31, 2011 from Ch$622,719 million for the same period in 2010, primarily due to an increase in same stores sales of 5.2% and one new store opening.

Shopping centers

Our consolidated revenues from ordinary activities from our shopping centers increased 10.9%, or Ch$12,736 million, to Ch$129,727 million for the year ended December 31, 2011 from Ch$116,991 million for the same period in 2010, primarily due to: (i) an increase of Ch$9,649 million resulting from growth in revenues of 17.6% in Chile due to an increase in selling space of 3.2%, and (ii) an increase of Ch$6,325 million resulting from growth in revenues of 11.9% in Argentina due to an increase in selling space of 6.3%. This increase was partially offset by a decrease of Ch$3,237 million resulting from a decrease in revenues of 36.8% in Peru driven by the devaluation of the Peruvian currency.

Financial services

Our consolidated revenues from ordinary activities from our financial services segment increased 21.2%, or Ch$46,864 million, to Ch$267,874 million for the year ended December 31, 2011 from Ch$221,010 million for the same period in 2010, as a result of (i) an increase of Ch$22,833 million resulting from an increase in revenues of 11.4% in Chile driven by a larger loan portfolio as a result of improving economic conditions, (ii) an increase of Ch$19,262 million resulting from an increase in revenues of 152.2% in Argentina driven by a larger loan portfolio that almost doubled due to higher card usage, and (iii) an increase of Ch$5,888 million resulting from an increase in revenues of 206.4% in Peru driven by the start-up of our own local credit card. This increase was partially offset by the revaluation of the Chilean peso against the Argentinean peso and Peruvian Soles.

Cost of sales

Our consolidated cost of sales increased 21.9%, or Ch$977,688 million, to Ch$5,434,917 million for the year ended December 31, 2011 from Ch$4,457,229 million for the same period in 2010, primarily due to an increase in sales of 21.9%. Cost of sales as a percentage of sales remained unchanged at 71.5% for both years ended December 31, 2011 and 2010.

Supermarkets

Our consolidated cost of sales in our supermarkets increased 24.5%, or Ch$821,869 million, to Ch$4,177,664 million for the year ended December 31, 2011 from Ch$3,355,796 million for the same period in 2010. Costs as percentage of sales decreased by 0.2%, primarily due to (i) an increase of cost of sales in Brazil of Ch$542,578 million resulting from an increase of 84.1% in sales in Brazil and lower cost of sales over sales of 0.9%, due to the consolidation of Bretas into our operations (which contributed Ch$491,080 to the increase in costs of sales), which allowed us to negotiate better terms with our suppliers in Brazil, (ii) an increase of Ch$112,060 million resulting from an increase of 8.7% in sales in Chile while cost of sales over sales remained relatively unchanged, (iii) an increase of Ch$117,033 million resulting from an increase of 13.4% in sales in Argentina and lower cost of sales as a percentage of sales of 1.0%, due to inflation and better terms resulting from negotiations with our suppliers, and (iv) an increase of Ch$50,198 million resulting from an increase of 11.6% in sales in Peru and higher cost of sales over sales of 0.2%.

Home improvement stores

Our consolidated cost of sales in home improvement stores increased 15.4%, or Ch$86,332 million, to Ch$647,337 million for the year ended December 31, 2011 from Ch$561,006 million for the same period in 2010, primarily due to (i) an increase of cost of sales in Chile of Ch$25,290 million resulting from an increase of 9.5% in sales and higher cost of sales over sales of 0.7% due to the extraordinary events of 2010, namely the February 2010 earthquake and tsunami in Chile which increases sales and allowed us to negotiate better terms with our suppliers and (ii) an increase of cost of sales in Argentina of Ch$55,584 million resulting from an increase of 20.1% in sales and lower cost of sales over sales of 0.8% due to better terms resulting from negotiations with our suppliers. Costs as percentage of sales decreased by 0.2% primarily because our Argentine operations, which have lower cost of sales as percentage of sales as compared to Chile, represented a higher percentage of our home improvement sales than in the prior period, increasing from 55.0% of total home improvement stores segment revenues in 2010 to 57.1% of the total revenues of the home improvement stores segment in 2011.

Department stores

Our consolidated cost of sales in our department stores in Chile increased 11. 8%, or Ch$52,644 million, to Ch$499,413 million for the year ended December 31, 2011 from Ch$446,769 million for the same period in 2010, primarily due to higher sales of 10.9% as a result of an increase in same stores sales of 5.2% and one new store openings. Costs as percentage of sales increased by 0.6% primarily due to promotions and discounts offered in 2011 with respect to locally sourced and imported goods to compensate in part for the increase in sales in 2010, which was driven by the extraordinary events of 2010, namely the February 2010 earthquake and tsunami in Chile and the Soccer World Cup.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers increased 8.9%, or Ch$1,591 million, to Ch$19,449 million for the year ended December 31, 2011 from Ch$17,858 million for the same period in 2010, primarily due to an increase in cost of sales of Ch$2,750 million in Argentina due to an increase in cost of sales of 25.4% as a result of inflation, partially offset by a decrease of Ch$1,343 million in Peru due to a 63.4% decrease in cost of sales resulting from the reclassification of certain assets between our shopping center and supermarket operations.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services division increased 21.5%, or Ch$15,174 million, to Ch$85,632 million for the year ended December 31, 2011 from Ch$70,458 million for the same period in 2010, primarily due to (i) an increase of cost of sales in Chile of Ch$7,247 million resulting from an increase of 11.4% in sales due to larger loan portfolios driven by improving economic conditions and higher sales, (ii) an increase of cost of sales in Argentina of Ch$3,594 million resulting from an increase of 152.2% in sales and lower cost of sales over sales of 16.2% due to larger loan portfolios driven by higher sales, and (iii) an increase of cost of sales in Peru of Ch$4,332 million resulting from an increase of 206.4% in sales and higher cost of sales over sales of 41.3% due to the start-up of our own local credit card.

Gross margin

Our consolidated gross margin increased 21.9%, or Ch$390,145 million, to Ch$2,169,890 million for the year ended December 31, 2011 from Ch$1,779,745 million for the same period in 2010, primarily due to (i) an increase of gross margin in Chile of Ch$83,749 million resulting from an increase of 9.7% in sales while gross margin over sales remained relatively unchanged, (ii) an increase of gross margin in Argentina of Ch$125,341 million resulting from an increase of 16.1% in sales and higher gross margin over sales of 1.4%, (iii) an increase of gross margin in Brazil of Ch$165,466 million resulting from an increase of 83.4% in sales and higher gross margin over sales of 0.6%, and (iv) an increase of gross margin in Peru of Ch$14,755 million resulting from an increase of 11.9% in sales and lower gross margin over sales of 0.4%.

Our consolidated gross margin as a percentage of revenues from ordinary activities remained unchanged at 28.5% for the year ended December 31, 2011 from 28.5% for the same period in 2010.

Supermarkets

Our consolidated gross margin in our supermarkets increased 25.7%, or Ch$281,644 million, to Ch$1,378,607 million for the year ended December 31, 2011 from Ch$1,096,963 million for the same period in 2010, primarily due to (i) an increase of gross margin in Chile of Ch$33,975 million resulting from an increase of 8.7% while gross margin over sales remained relatively unchanged, (ii) an increase of gross margin in Argentina of Ch$66,394 million resulting from an increase of 13.4% in sales and higher gross margin over sales of 1.0%, (iii) an increase of gross margin in Brazil of Ch$166,585 million resulting from an increase of 84.1% in sales, primarily from the consolidation of Bretas into our operations, which contributed Ch$132,665 to the increase in gross margin, and higher gross margin over sales of 0.9%, and (iv) an increase of gross margin in Peru of Ch$14,690 million resulting from an increase of 11.6% in sales and lower gross margin over sales of 0.2%. As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities increased by 0.2% to 24.8% for the year ended December 31, 2011 from 24.6% for the same period in 2010.

Home improvement stores

Our consolidated gross margin in our home improvement stores increased 16.4%, or Ch$42,471 million, to Ch$301,303 million for the year ended December 31, 2011 from Ch$258,832 million for the same period in 2010, primarily due to (i) an increase of gross margin in Chile of Ch$6,465 million resulting from an increase of 9.5% in sales and lower gross margin over sales of 0.7%, and (ii) an increase of gross margin in Argentina of Ch$35,173 million resulting from an increase of 20.1% in sales and higher gross margin over sales of 0.8%.

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our home improvement stores increased by 0.2% to 31.8% during the year ended December 31, 2011 from 31.6% for the same period in 2010.

Department stores

Our consolidated gross margin in our department stores in Chile increased 8.8%, or Ch$15,409 million, to Ch$191,359 million for the year ended December 31, 2011 from Ch$175,950 million for the same period in 2010, primarily due to higher sales primarily due to an increase in same stores sales of 5.2% and one new store openings

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our department stores decreased by 0.6% to 27.7% for the year ended December 31, 2011 from 28.3% for the same period in 2010.

Shopping centers

Our consolidated gross margin in our shopping centers increased 11.2%, or Ch$11,145 million, to Ch$110,278 million for the year ended December 31, 2011 from Ch$99,133 million for the same period in 2010, primarily due to (i) an increase of gross margin in Chile of Ch$9,465 million resulting from an increase of 17.6% in sales and higher gross margin over sales of 1.1%, (ii) an increase of gross margin in Argentina of Ch$3,574 million resulting from an increase of 11.9% in sales and lower gross margin over sales of 2.5%, and (iii) a decrease of gross margin in Peru of Ch$1,894 million resulting from a decrease of 36.8% in sales and due to higher gross margin over sales of 10.1%.

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our shopping centers increased to 85.0% for the year ended December 31, 2011 from 84.7% for the same period in 2010.

Financial services

Our consolidated gross margin in our financial services segment increased 21.0%, or Ch$31,690 million, to Ch$182,242 million for the year ended December 31, 2011 from Ch$150,552 million for the same period in 2010, as a result of to (i) an increase of gross margin in Chile of Ch$15,586 million resulting from an increase of 11.4% in sales, (ii) an increase of gross margin in Argentina of Ch$15,667 million resulting from an increase of 152.2% in sales and higher gross margin over sales of 16.2%, (iii) an increase of gross margin in Peru of Ch$1,556 million resulting from an increase of 206.4% in sales and lower gross margin over sales of 41.3%.

Other revenues by function

Our consolidated other revenues by function increased by Ch$41,257 million, to Ch$85,128 million for the year ended December 31, 2011 from Ch$43,871 million for the same period in 2010, as a result of an increase in the fair value of investment properties in our shopping centers and land located in Chile, Argentina and Peru. The increase in fair value of investment properties was due primarily to two factors: (i) inflation, as revenues are positively affected by inflation, (ii) higher fair values from the new shopping center Trelew in Argentina that opened with higher occupancy rates, (iii) higher gross leasable area in the Palermo Shopping in Argentina, and (iv) improved revenues associated with the growth, maturity and lower vacancy rates of our shopping centers’ operations in general.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased 21.8%, or Ch$298,300 million, to Ch$1,669,374 million for the year ended December 31, 2011 from Ch$1,371,074 million for the same period in 2010, in line with higher revenues from ordinary activities of 21.9%.

As a percentage of revenues from ordinary activities, our consolidated administrative expenses, distribution costs and other expenses remained virtually unchanged at 22.0% for both years ended December 31, 2011 and 2010.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2011		2010		% Change
	(in millions of Ch$)
Other earnings (losses)	Ch$	(2,659)	Ch$	10,772	(124.7%)
Financial income		10,984		16,922	(35.1%)
Financial expenses		(144,136)		(86,730)	66.2%
Exchange differences		(9,876)		(2,053)	(381.1%)
Losses from indexation		(31,289)		(15,657)	99.8%
Total gains (losses) from financial and other activities	Ch$	(176,976)	Ch$	(76,746)	130.6%

Our consolidated losses from financial and other activities increased by Ch$100,230 million, to a loss of Ch$176,976 million for the year ended December 31, 2011 from a loss of Ch$76,746 million for the same period in 2010. This increase was primarily due to the following factors:

•

An increase in financial expenses of Ch$57,406 million, resulting in a loss of Ch$144,136 million for the year ended December 31, 2011 compared to Ch$86,730 million for the same period in 2010, as a result of less cash on hand, higher financial debt used to fund the growth of the company and higher variable interest rates, partially offset by the gains from hedging positions associated with the 144A/Reg-S Bond (as defined below); and

•

A decrease in other earnings of Ch$13,431 million to Ch$(2,659) million for the year ended December 31, 2011, compared to Ch$10,772 million for the same period in 2010. This result was primarily due to losses in the amount of Ch$18,768 million associated with the variation in the fair value of the UBS Call Option.

•

A decrease in exchange differences of Ch$7,823 million, resulting in a loss of Ch$9,876 million for the year ended December 31, 2011 from a loss of Ch$2,053 million for the same period in 2010, as a result of the devaluation of local currencies against U.S. dollar;

Income tax charge

For the year ended December 31, 2011, we had an income tax expense of Ch$119,556 million, compared to an income tax expense of Ch$76,830 million for the same period in 2010. This increase of Ch$42,726 million primarily reflected (i) higher taxable income of Ch$416,515 million for the year ended December 31, 2011, compared to Ch$383,311 million for the same period in 2010, (ii) a higher income tax rate in Chile of 20% in 2011 (up from 17% in 2010), which was increased to fund reconstruction initiatives related to the 2010 earthquake and tsunami, (iii) higher deferred tax expenses of Ch$9,468 million due to taxes arising from the changes in tax rates; and (iv) the increase in our taxable income due to the growth of our operations in Brazil, which has a higher tax rate than Chile.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings decreased 3.9%, or Ch$21,928 million, to Ch$274,333 million for the year ended December 31, 2011 from Ch$296,261 million for the same period in 2010. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 3.8% for the year ended December 31, 2011 from 4.8% for the same period in 2010.

B.	LIQUIDITY AND CAPITAL RESOURCES

General

Our principal sources of liquidity have historically been:

•	cash generated by operations;

•	short-term credit extended by suppliers;

•	cash from borrowings and financing arrangements; and

•	financing provided to us by sellers of businesses we have acquired.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of, or investments in, companies engaged in the retail business; and

•	capital expenditures for property, plant and equipment.

At December 31, 2012 we had a negative working capital (defined as total current assets, excluding cash and cash equivalents and other financial assets, minus total short-term liabilities, excluding other current financial liabilities) of Ch$121,229 million.

At December 31, 2011, we had a negative working capital (defined as total current assets, excluding cash and cash equivalents and other financial assets, minus total short-term liabilities, excluding other current financial liabilities) of Ch$14,758 million.

At December 31, 2010, we had negative working capital of Ch$50,373 million. This reflects a common source of liquidity within the retail business where non-interest bearing credit is extended by suppliers in the form of deferred payment terms to finance the retailer’s operations, including inventories and account receivables.

We believe that our cash from operations, current financing initiatives and cash and cash equivalents are sufficient to satisfy our capital expenditures and debt service obligations in 2013. We anticipate financing any future acquisitions or capital expenditures for property, plant and equipment with cash from operations and additional indebtedness.

Leverage

Our objective regarding capital management is to safeguard our capacity to continue ensuring appropriate returns for our shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

In line with the industry, we monitor our capital using a leverage ratio calculation. This ratio is calculated by dividing net financial debt by total capital. Net financial debt corresponds to total indebtedness (including current and non-current debt) less cash and cash equivalents. Total capital corresponds to total equity as shown in the consolidated statement of financial position plus net debt.

In accordance with the above, we combine different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

Seasonality

Historically, we have experienced distinct seasonal patterns to our liquidity needs, which are highest in the first and second quarters of our fiscal year. Liquidity needs are higher in the first quarter primarily because payment becomes due for goods purchased in the previous quarter for the Christmas and New Year holidays. We also experience greater liquidity needs in the second quarter, as dividends and taxes are paid during this period.

During the periods when we have increased liquidity needs, we obtain funding primarily through short-term bank borrowings, overdraft lines of credit and by reducing our cash outflows, primarily by reducing or suspending advance payments to suppliers.

Indebtedness

At December 31, 2012, our total consolidated short-term financial debt was Ch$1,060,900 million, and our total consolidated long-term debt was Ch$3,099,101 million.

Our total financial debt includes both fixed-rate and variable-rate debt. Taking into account the effects of cross currency swaps, excluding Banco Paris indebtedness, at December 31, 2012, approximately 49% of our debt was variable-rate, and the remainder was fixed-rate. At December 31, 2012, approximately 21% of our debt was denominated in U.S. dollars, approximately 21% in UF, approximately 55% in Chilean pesos, approximately 1% in Argentine pesos, approximately 3% in Peruvian nuevos soles and approximately 3% in Brazilian reais. As part of our financial management policies, from time to time we enter into swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Our strategy is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% of our total debt.

In order to fund our growth plans, improve our amortization profile and reduce our cost of debt, in 2011 we issued bonds with an aggregate principal amount of US$750 million due 2021 in a 144A/Reg-S offering in the international capital market, with a fixed interest rate of 5.5% (the “2011 144A/Reg-S Bond”). We have hedged the currency risk associated with this issuance through cross-currency swaps with a nominal amount of U.S. $535 million. Additionally, in June 2011, we issued in the Chilean debt capital market bonds due 2031 with an aggregate principal amount of Ch$54,000, with a fixed interest rate of 7.40%. This was the first bond issuance in the Chilean market in Chilean pesos with a term of maturity of 20 years, the longest term ever in the history of the Chilean debt capital markets to date. As a result of these issuances, we were able to extend the duration of our debt (from approximately 4.8 years at the end of 2010 to over 7.5 years at the end of 2011) and streamline our debt amortization schedule. In addition, in 2009 and 2008 we issued in the local Chilean market UF15.0 million of bonds due between 2015 and 2030 with fixed interest rates ranging from 3.5% to 5.7% per annum and Ch$30.0 billion of bonds due on 2014 with a fixed interest rate of 7.0%. We also issued in the Peruvian market S/.410.0 million of bonds due 2017 and 2018 with fixed interest rates ranging from 7.19% to 7.63%.

During 2011, we made payments and pre-payments of approximately U.S.$754 million on our outstanding debt. We used funds from our 2011 international bond offering to refinance our amortizations due in 2011, 2012 and 2013.

In December 2012, we issued bonds with an aggregate principal amount of U.S.$1,200 million due 2023 in a 144A/Reg-S offering in the international capital market, with a fixed interest rate of 4.875% (the “2023 144A/Reg-S Bond”). The proceeds from the 2023 144A/Reg-S Bond were used to repay in part the Bridge Loan Agreement. We have hedged the currency risk associated with this issuance through cross-currency swaps with a nominal amount of U.S.$410 million.

At December 31, 2012, our principal bank credit facilities and bonds (including interest) consisted of the following:

	As of December 31, 2012
	Currency	Interest Rate Structure	Amount Outstanding	Maturity Date	Amount Outstanding
			(in US$)		(in $M)
Banks:
Chile
Banco del Estado de Chile	CLP	TAB 90 + 0.35%	165,717,248	06/29/2015	79,537,651
Banco Bilbao Vizcaya Argentaria Chile	CLP	TAB 180 + 0.35%	74,506,740	08/02/2015	35,760,255
Banco ITAU	CLP	TAB 180 + 0.45%	52,951,027	10/07/2014	25,414,375
Banco ITAU	CLP	TAB 180 + 0.45%	52,951,027	10/07/2014	25,414,375
Banco del Chile	CLP	TAB 180 + 0.30%	102,628,714	10/12/2015	49,257,678
Banco de Credito e Inversiones	CLP	TAB 180 + 0.55%	52,898,737	10/13/2015	25,389,278
Banco Bilbao Vizcaya Argentaria Chile	CLP	TAB 180 + 0.40%	148,990,280	09/07/2017	71,509,375
Banco BICE	CLP	TAB 180 + 0.60%	40,428,640	09/14/2016	19,404,130
Banco Santander Chile	CLP	ICP + 1.85% (TNA)	69,864,802	09/20/2016	33,532,310
Banco BICE	UF	TAB 180 + 0.60%	2,128,903	12/29/2017	1,021,789
Banco Rabobank	USD	3.86%	50,472,083	10/04/2018	24,224,581
Banco Scotiabank	USD	LIBOR 180 + 1.5%	100,399,758	10/21/2017	48,187,868
Banco JP Morgan Bridge Long	USD	LIBOR 180 + 1.5%	1,500,997,500	04/17/2014	720,418,760

Peru
Banco Bilbao Vizcaya New York	USD	Libor 90+ 2.00%	25,072,234	11/16/2015	12,033,670
Banco Bilbao Vizcaya New York	USD	Libor 90+ 2.00%	15,043,341	11/16/2015	7,220,202
BBVA Banco Continental	USD	5.15%	20,340,472	09/04/2017	9,762,613
BBVA Banco Continental	USD	5.15%	20,340,472	09/04/2017	9,762,613

The Bank of Tokyo - Mitsubishi UFJ, Ltd.	USD	Libor 90 + 2.60%	35,008,482	03/28/2017	16,802,671
Banco Interamericano de Finanzas (Leasing)	S/.	8.80%	493,222	09/02/2013	236,727
BBVA Banco Continental (Leasing)	S/.	4.30%	1,291,538	04/28/2014	619,887
BBVA Banco Continental (Leasing)	S/.	4.30%	157,761	10/28/2013	75,719
BBVA Banco Continental (Leasing)	S/.	3.30%	1,597,251	08/30/2013	766,617
Banco de Crédito del Perú	S/.	7.71%	27,737,350	01/07/2019	13,312,819
BBVA Banco Continental (Leasing)	S/.	4.30%	1,376,901	02/28/2014	660,857
BBVA Banco Continental (Leasing)	S/.	4.30%	1,115,481	04/30/2014	535,386
BBVA Banco Continental (Leasing)	S/.	4.30%	1,170,382	04/30/2014	561,737
BBVA Banco Continental (Leasing)	S/.	4.30%	597,782	05/30/2014	286,911
BBVA Banco Continental (Leasing)	S/.	4.30%	559,314	06/26/2014	268,448
BBVA Banco Continental (Leasing)	S/.	4.30%	939,264	09/22/2014	450,809
Banco Interamericano de Finanzas (Leasing)	S/.	5.90%	772,574	10/02/2014	370,804
Banco Interamericano de Finanzas (Leasing)	S/.	5.90%	1,311,560	12/02/2014	629,496
Banco Scotiabank	S/.	4.30%	16,471,914	12/27/2017	7,905,860
Banco Interamericano de Finanzas (Leasing)	S/.	5.90%	1,254,980	03/02/2015	602,340
Banco de Crédito del Perú	S/.	7.34%	10,584,083	03/19/2018	5,079,937
Banco Interamericano de Finanzas (Leasing)	S/.	5.90%	1,611,913	06/02/2015	773,654
Banco Interamericano de Finanzas (Leasing)	S/.	5.90%	828,830	12/02/2015	397,805

Brazil
Banco Nordeste	R$	7.50%	4,450,418	12/16/2018	2,136,023
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	TJLP + 3.28%	4,929,776	09/16/2013	2,366,095
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	TJLP + 2.30%	823,431	09/16/2013	395,214
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	IPCA + 1.30%	5,137,092	03/17/2014	2,465,599
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	TJLP + 5.30%	2,053,498	09/16/2013	985,597
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	TJLP + 2.80%	7,043,963	09/15/2014	3,380,820
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	TJLP + 2.30%	1,969,793	09/15/2014	945,422
Banco Nordeste	R$	8.50%	2,696,098	01/25/2014	1,294,019
Banco Bradesco	R$	CDI + 5%	3,671,790	11/07/2016	1,762,313
Banco Bradesco	R$	CDI + 5%	5,874,865	11/07/2016	2,819,700
Banco Bradesco	R$	CDI + 5%	6,364,437	11/07/2016	3,054,675
Banco do Brasil	R$	TR + 11.51%	26,563,722	06/18/2013	12,749,524
Banco HSBC	R$	CDI + 0.842%	7,539,655	09/27/2013	3,618,733
Banco HSBC	R$	CDI + 0.842%	34,972,792	09/27/2013	16,785,541
Banco HSBC	R$	CDI + 0.842%	4,996,113	09/27/2013	2,397,934
Banco HSBC	R$	CDI + 0.842%	7,494,170	09/27/2013	3,596,902
Banco HSBC	R$	CDI + 0.842%	11,491,060	09/27/2013	5,515,249
Banco HSBC	R$	CDI + 0.842%	8,493,392	09/27/2013	4,076,489
Banco HSBC	R$	CDI + 0.842%	1,348,951	09/27/2013	647,442
Banco HSBC	R$	CDI + 0.842%	1,249,028	09/27/2013	599,484
Banco HSBC	R$	CDI + 0.842%	1,049,184	09/27/2013	503,566
Banco HSBC	R$	CDI + 0.842%	1,648,717	09/27/2013	791,318
Banco HSBC	R$	CDI + 0.842%	22,482,509	09/27/2013	10.790,705
Banco HSBC	R$	CDI + 0.842%	4,230,998	09/27/2013	2,030,710
Banco HSBC	R$	CDI + 0.842%	9,742,421	09/27/2013	4,675,972

Banco HSBC	R$	CDI + 0.842%	2,248,251	09/27/2013	1,079,071
Banco HSBC	R$	CDI + 0.842%	2,198,290	09/27/2013	1,055,091
Banco HSBC	R$	CDI + 0.842%	6,087,067	09/27/2013	2,921,549
Banco HSBC	R$	CDI + 0.842%	15,733,566	09/27/2013	7,551,483
Banco Bradesco	R$	CDI + 1.450%	24,632,412	03/28/2013	11,822,573

Argentina
IFC A	USD	Libor 180 + 1.55%	31,034,819	06/15/2013	14,895,472
IFC B	USD	Libor 180 + 1.10%	38,061,541	08/16/2016	18,268,017
Galicia	USD	FIJA 15.01%	10,547,322	08/16/2013	5,062,293

Colombia
Banco de Bogota	COP	FIJA 6.50%	44,499,175	03/26/2013	21,357,824
Banco de Bogota	COP	DTF + 3.5%	3,826,977	04/10/2013	1,836,796
Corpbanca	COP	FIJA 7.00%	58,970,686	03/08/2013	28,303,570
Banco Bilbao Vizcaya Argentaria Chile	COP	FIJA 6.80%	38,279,035	03/20/2013	18,372,406
Citibank	COP	FIJA 6.65%	10,835,157	03/13/2013	5,200,442
Banco Popular	COP	FIJA 6.28%	14,218,753	03/30/2013	6,824,433
Corpbanca	COP	FIJA 7.00%	2,290,124	03/30/2013	1,099,168

Bonds:
Chile
BCENC A	UF	4.25%	192,690,510	03/15/2027	92,483,737
BCENC C	UF	4.10%	218,471,712	07/01/2027	104,857,683
BCENC D	UF	4.00%	72,789,106	07/03/2028	34,935,859
BCENC E	UF	3.50%	95,663,921	05/07/2018	45,914,856
BCENC F	UF	4.00%	215,398,623	05/08/2028	103,382,723
BCENC J	UF	5.70%	144,438,441	10/15/2029	69,324,674
BCENC K		$7.00%	63,927,047	03/01/2014	30,682,425
BCENC L	UF	4.10%	47,760,554	05/28/2015	22,923,155
BCENC N	UF	4.70%	215,034,268	05/28/2030	103,207,847
BCENC O		$3.44%	113,133,073	06/01/2031	54,299,350
BCENC J, Series B1 and B2	UF	6.50%	107,133,747	09/01/2026	51,419,913
Incabond 1	S/.	7.19%	110,966,137	05/07/2018	53,259,307
Incabond 2	S/.	7.625% + tax	52,441,656	08/14/2017	25,169,897
5.5% Senior Notes due 2021 (144A/Reg-S)	USD	5.50%	768,185,484	01/20/2021	368,698,305
4.875% Senior Notes due 2023 (144A/Reg-S)	USD	4.88%	1,204,062,500	01/20/2023	577,901,838

Peru
BONOS TITULIZADOS 6	S/.	6.50%	629,243	12/13/2016	302,012
BONOS TITULIZADOS 5	S/.	6.50%	2,516,973	12/13/2016	1,208,047

Credit facilities (Banks loans and bonds)

At December 31, 2012 we had Ch$122,300 million in uncommitted lines of credit with the regional banks that we work with. We deal with a wide diversity of banks around the world. We believe, if necessary, we can reopen our existing international bonds or issue one or more new series of bonds as appropriate, or can obtain commercial paper in the Chilean market.

Our loan agreements and outstanding bonds contain a number of covenants requiring us to comply with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require us to maintain:

•	a ratio of consolidated Net Financial Debt to consolidated net worth not exceeding 1.2 to 1;

•	a ratio of consolidated Net Financial Debt to EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters for such period of less than 5.25 to 1;

•	a ratio of EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters to consolidated financial expense for such period of at least 3.0 to 1;

•	unencumbered assets in an amount equal to at least 120% of the outstanding principal amount of total liabilities;

•	minimum consolidated assets of at least UF50.5 million; and

•	minimum consolidated net worth of at least UF28.0 million.

As of the date of this annual report, we are in compliance with all of our loan and debt instruments.

On December 23, 2010, Cencosud Peru S.A. (“Cencosud Peru”) entered into a U.S.$70 million medium-term loan with Banco de Crédito del Perú (“BCP”), as lender. The loan bears an annual interest rate of 7.34% and has a maturity period of six years (the “BCP Loan”). According to the terms of the BCP Loan, if (i) an event of default exists, (ii) a dividend payment would cause an event of default, or (iii) certain financial ratios are not maintained, Cencosud Peru is prohibited from distributing dividends or any other similar distribution to its parent without the previous authorization of BCP.

On October 17, 2012, the Company entered into the Bridge Loan Agreement with a syndicate of banks, which included the initial purchasers and/or affiliates of the initial purchasers of the Company’s note offering, in the amount of U.S.$2,500 million to finance the purchase of the Acquired Companies. The Bridge Loan Agreement has a maturity date of April 15, 2014 and bears an interest rate of LIBOR plus a margin of 1.75% for the first sixth months, 2.00% for the following three months, 2.25% for the following three months, and 2.75% thereafter. The full amount under the Bridge Loan Agreement was disbursed on October 17, 2012 and used by us to fund the purchase of Carrefour’s Colombian operations. The Company applied part of the proceeds of the 2023 144A/Reg-S Bond to repay $ 1,000 million outstanding under the Bridge Loan Agreement. On March, 2013 we completed a preemptive rights offering in the Chilean market that raised $1,600 million, and used the proceeds from that capital increase to prepay the outstanding amount of the bridge loan agreement of $1,500 million. The rest of the proceeds of the capital increase will be used to pay other short term liabilities.

Leases

We have significant operating lease obligations. At December 31, 2012, 63%, 53%, 51% and 93% of the selling space in Chile, Argentina, Peru and Brazil, respectively, was located on leased properties. Our store leases typically have a term ranging from 10 to 32 years and provide for both monthly fixed and variable lease payments. Our shopping center leases typically have terms of more than 30 years and provide for fixed monthly rent payments.

Recent acquisitions

On January 2, 2012, we acquired 100% of the capital stock of Prezunic. In order to finance our acquisition of Prezunic, on January 2, 2012 we entered into a Ch$127.73 billion short-term facility with Banco Santander Chile, as lender, bearing interest at an annual rate of the TAB plus 0.4% with a maturity date of December 28, 2012, which we repaid with proceeds of our SEC-registered public offering.

On October 18, 2012, Cencosud S.A. signed the Stock Purchase Agreement with the Seller in respect of the purchase of 100% of the capital stock of the Acquired Companies, for a total purchase price equal to €2 billion subject to adjustments pursuant to the Stock Purchase Agreement. The Acquired Companies operate supermarkets under the “Carrefour” and “Maxi” brand names in Colombia. See “Item 4. Information on the Company—A. History and Development of the Company—History—Acquisition of Carrefour’s Operations in Colombia.” In order to finance the purchase of the acquisition of Carrefour’s operations in Colombia, on October 17, 2012, the Company entered into the Bridge Loan Agreement with a syndicate of banks in the amount of U.S.$2,500 million.

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented.

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)
Net cash from operating activities	Ch$	718,715	Ch$	567,739	Ch$	407,174
Net cash used in investing activities	Ch$	(2,116,249)	Ch$	(623,499)	Ch$	(413,676)
Net cash from financing activities	Ch$	1,488,759	Ch$	89,607	Ch$	5,086

Cash flows for year ended December 31, 2012 compared to year ended December 31, 2011

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash flow of Ch$91,224 million for the year ended December 31, 2012 compared to a net cash outflow of Ch$33,593 million for the year ended December 31, 2011.

Operating activities. Our net cash flows from operations increased 26% to Ch$718,715 million for the year ended December 31, 2012 from Ch$567,739 million for the year ended December 31, 2011. This change was primarily due to an increase in cash product of higher sales during the period in the supermarket, shopping centers and home improvement divisions partially offset by financial services and department stores.

Investing activities. Our net cash flows from investing activities increased 239% to Ch$2,116,249 million for the year ended December 31, 2012 from Ch$623,753 million for the year ended December 31, 2011. This change was primarily due to inorganic expansion in our supermarket division during the 2012 period.

Financing activities. Our net cash flows from financing activities increased 1,561% to Ch$1,488,755 million for the year ended December 31, 2012 from Ch$89,607 million for the year ended December 31, 2011. This change was primarily due to higher proceeds from loans and bond issuances related to the payment of acquisitions.

Cash flows for year ended December 31, 2011 compared to year ended December 31, 2010

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash flow of Ch$33,847 million for the year ended December 31, 2011 compared to a net cash outflow of Ch$1,417 million for the year ended December 31, 2010.

Operating activities. Our net cash flows from operations increased 39.4% to Ch$567,739 million for the year ended December 31, 2011 from Ch$407,174 million for the year ended December 31, 2010. This change was primarily due to an increase in cash sales of Ch$1,786,619 million, offset by (i) an increase in payments to suppliers of Ch$1,381,558 million, (ii) an increase in payments to and on behalf of personnel of Ch$186,173 million, and (iii) an increase of Ch$32,590 million in cash tax payments.

Investing activities. Our net cash flows from investing activities increased 50.7% to Ch$(623,499) million for the year ended December 31, 2011 from Ch$(413,676) million for the year ended December 31, 2010. This change was primarily due to an increase in capital expenditures of Ch$266,543 million related to the opening of 76 new stores. This increase was partially offset as a result of higher outflows related to our acquisition activities in 2010 and by lower cash from the liquidation of short-term investments.

Financing activities. Our net cash flows from financing activities increased 1,662% for the year ended December 31, 2011 to Ch$89,607 million from Ch$5,086 million for the year ended December 31, 2010. This change was primarily due to an increase of Ch$978,550 million in proceeds from borrowings, partially offset by an increase of Ch$836,281 million in debt repayments and, to a lesser extent, to higher dividends paid and higher cash interest paid.

Capital expenditures and permanent investments

The following table presents our capital expenditures for the periods indicated:

	Years ended December 31,
	2012		2011		2010
	(in millions of Ch$)
Capital expenditures(1)	Ch$	(575,228)	Ch$	(616,336)	Ch$	(349,793)
Permanent investments(2)	Ch$	(1,535,105)		(21,576)		(299,092)
Total	Ch$	(2,119,922)	Ch$	(637,912)	Ch$	(648,885)

(1)	Purchase of property, plant and equipment.
(2)	Primarily investments in acquired companies. See “—A. Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” above for additional details regarding our acquisition activities in recent years.

Our total capital expenditures were approximately Ch$575,228 million, Ch$616,336 million in 2011 and Ch$349,793 million in 2010. In each of these years, our capital expenditures were made primarily to develop and expand our stores and shopping centers. In addition to our capital expenditures, we invested in permanent investments Ch$1.535.105 million in 2012, Ch$21,576 million in 2011 and Ch$299,092 million in 2010. These investments were primarily related to acquisitions. See “—A. Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” above for additional details regarding our acquisition activities in recent years.

In 2013, we expect to invest approximately U.S.$731 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we expect will invest U.S.$242 million in 19 new stores and U.S.$80 million in the completion of Costanera Center in areas where we still see opportunity for growth. In Brazil, we plan to invest U.S.$116 million for the opening of 15 new stores. In Peru, the investment plan totals U.S.$80 million and includes the opening of 10 new supermarkets, 5 Paris stores and the development of a new shopping center. In Argentina, we plan to invest U.S.$23 million for the opening of 7 new stores. In Colombia, we plan to invest U.S.$80 million for the opening of one supermarket, one Easy store and rebranding of existing locations. In addition, we plan to invest U.S.$100 million in information technology projects to improve operating efficiency.

Our projected capital expenditures may vary substantially from the numbers set forth above as a result of a variety of factors including competition and the cost and availability of the necessary funds.

We expect to finance our future capital expenditures with our operating cash flow and with bank loans.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have not had significant research and development activities for the past three years. See “Item 4. Information on the Company—B. Business Overview—Our Company—Intellectual Property” for a brief discussion of our trade names and service marks.

D.	TREND INFORMATION

See “—A. Operating Results—Trends and Factors Affecting Our Results of Operations.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

For any of the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2012:

	Less than one year	One to three years	Three to five years	Thereafter	Total
	(in millions of Ch$)
Long-term debt obligations(1)	0	595,533	404,234	2,099,335	3,099,101
Short-term debt obligations(1)	1,060,900	0	0	0	1,060,900
Time deposits and other bank balances(2)	130,300	54,740	2,009	11,139	198,188
Lease obligations and other financial liabilities(3)	196,995	529,486	31,327	21,260	779,069
Commercial loans	1,987,687	78,320	0	1,155,042	3,221,049
Tax liabilities	46,798	0	0	0	46,798

Total	3,422,681	1,258,079	437,569	3,286,777	8,405,106

(1)	Short-term obligations include the short-tern portion of the long-term debt and accrued interest expenses.
(2)	Includes pending installments from the purchase of Bretas.
(3)	Namely, the UBS put option.

G.	SAFE HARBOR

See section entitled “Forward-Looking Statements” in this annual report for forward-looking statement safe harbor provisions.

Item 6.	Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Age	Years at Cencosud(1)
Horst Paulmann Kemna(2)	Chairman of the Board	78	34
Heike Paulmann Koepfer(2)	Director	43	13
Peter Paulmann Koepfer(2)	Director	44	18
David Gallagher Patrickson	Director	68	2
Erasmo Wong Lu Vega	Director	69	4
Roberto Oscar Philipps	Director	66	11
Cristián Eyzaguirre Johnston	Director	64	8
Richard Büchi Buc	Director	60	—
Julio Moura	Director	61	1

(1)	Including years in other positions at Cencosud.
(2)	Horst Paulmann Kemna is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer.

A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:

Horst Paulmann Kemna. Mr. Paulmann is our Chairman of the Board and founder of Cencosud S.A. He has served on our Board since November 1978. He has served as a Director of the Chilean—German Chamber of Commerce (CAMCHAL) and the Chilean Chamber of Commerce. Mr. Paulmann currently serves as President of the Chilean chapter of the Argentina—Chile Permanent Binational Business Board and is a member of the Argentine Business Association (AEA).

Heike Paulmann Koepfer. Mrs. Paulmann has been a member of our Board of Directors since April 1999 and currently serves as Director of our Aventura Center family entertainment division. She has a degree in business from the Universidad de Chile and an MBA from Universidad Adolfo Ibañez.

Peter Paulmann Koepfer. Mr. Paulmann has been a member of our Board of Directors since September 1996. Mr. Paulmann currently is the Chief Officer for Importadora y Comercial Regen Ltda. and has also served as Director of our shopping center division in Chile since 2002. He has a degree in business from the Pontificia Universidad Católica de Chile.

David Gallagher Patrickson. David Gallagher has been a member of the Board of Directors since April 2011. He has an MA in Modern Languages from Oxford University. He is Chairman and Founding Partner of ASSET Chile S.A, and is a director and Executive Committee member of the Centro de Estudios Publicos. Prior to founding ASSET Chile in 1984, Mr. Gallagher spent 10 years at Morgan Grenfell, where he became head of Latin American investment banking and director of Morgan Grenfell International.

Erasmo Wong Lu Vega. Mr. Wong has been a member of our Board of Directors since 2008. Mr. Wong has a civil engineering degree from the National University of Engineering and post graduate degrees from the High Management Program and the First Program for Presidents, both from the University of Piura. He has been President of GSI Association (Formerly EAN Peru) and is currently Vice-president of the Marketing Association of Peru and the Retail and Department Stores Association. Prior to joining Cencosud, Mr. Wong was the president for Supermercados Wong in Peru until 2008, when it was acquired by Cencosud.

Roberto Oscar Philipps. Mr. Philipps has been a member of our Board of Directors since 2003. He has held several executive positions with the Techint Organization and previously with Exxon Corporation. He is a former President of the Argentine Financial Executives Association and serves on the board of companies in Chile and Argentina. Mr. Philipps has a degree in business administration and accounting from the Universidad de Buenos Aires and AEP in Kellogg, Northwestern University.

Cristián Eyzaguirre Johnston. Mr. Eyzaguirre has been a member of our Board of Directors since 2005. He has an economics degree from Universidad de Chile and a Master of Arts in Economics from The University of California, Berkeley. Mr. Eyzaguirre is the former Chief Executive Officer of Banco Bice and Chief Financial Officer of Empresas CMPC S.A., and was a professor of Economics at the Universidad de Chile. He is currently a Director of Besalco, E-CL, Agunsa, Grupo GTD Teleductos, Teléfonica del Sur, Telefónica de Coyhaique and Wenco.

Julio Moura. Mr. Moura has been a member of our Board of Directors since September 2011. Mr. Moura also serves as a director of Natura Cosméticos, Adecoagro and Brinox and as Chairman of Instituto Arapyaú. Prior to joining Cencosud, Mr. Moura served as Chairman of Masisa from 2002 to 2007 and as Executive Vice President of Schindler Group, Switzerland, from 1992 to 1997. Mr. Moura holds a Master’s Degree from M.I.T.’s Sloan School of Management and an Engineering Degree from the Swiss Federal Institute of Technology (ETH).

Richard Büchi Buc, was elected an independent member of the board on April 26, 2013. He holds a civil engineering degree from Universidad de Chile and an MBA from the Wharton School of Business from the University of Pennsylvania. On March 2013 he took over the executive vice-presidency of ENTEL’s mobile phone division after having acted as the company’s CEO for 18 years. Additionally Mr. Büchi was chairman of the board of Entel PCS and Entelphone.

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Age	Years at Cencosud(1)
Daniel Rodríguez	Chief Executive Officer	47	5
Juan Manuel Parada	Chief Financial Officer	39	6
Rodrigo Hetz	Human Resources Managing Director	38	2
Mauricio Soto	Customer and Digital Sales Managing Director	43	6
Carlos Mechetti	General Counsel	42	19
Andrés Artigas	Chief Information Officer	46	8
Bronislao Jandzio	Audit Managing Director	58	15
Pablo Castillo	Supermarkets Managing Director	45	12
Carlos Wulf	Home Improvement Stores Managing Director	59	9
Jaime Soler	Department Stores Managing Director	40	8
Patricio Rivas	Financial Retail Managing Director	49	10
Marcelo Reyes	Corporate Risk Managing Director	46	10
Nicolás Larco	M&A and Investment Managing Director	36	6
Pietro Illuminati	Procurement Managing Director	49	2
Renato Fernandez	Corporate Affairs Managing Director	39	2

(1)	Including years in other positions at Cencosud.

B.	COMPENSATION

Compensation of Directors and Executive Officers

In accordance with Article 33 of the Chilean Corporations Law and our Bylaws, the compensation of our directors is approved once a year at our annual shareholders meeting. See Note 9 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Total compensation to members of our Board of Directors during 2012 was Ch$ 578,085 million. For 2012, the aggregate amount of compensation we paid to executive officers was Ch$5,999 million. We do not disclose to our shareholders or otherwise make public information as to the compensation of any individual executive officers.

None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

The following table presents information relating to directors’ fees paid to all our directors during the periods shown:

	Year ended December 31,
	2012	2011	2010
	(in thousands of Ch$)
Horst Paulmann Kemna	104,146	87,730	85,994
Manfred Paulmann Koepfer	57,292	—	77,777
Heike Paulmann Koepfer	52,072	58,193	50,654
Peter Paulmann Koepfer	69,453	43,854	42,426
Bruno Philippi Irarrázabal	—	21,774	35,354
Erasmo Wong Lu Vega	69,453	44,673	84,013
Roberto Oscar Philipps	52,072	50,739	44,299
Cristián Eyzaguirre Johnston	52,072	57,483	53,813
Sven von Appen Behrmann	69,453	43,936	31,879
Julio Moura Neto	52,072	—	—
David Gallagher Patrickson	104,146	43,973	—

Executive stock option plans

In September 2010, we implemented two executive stock option plans, the 2013 Plan and the Incentive Plan, pursuant to which approximately 290 executives would be entitled to acquire up to 22 million unsubscribed shares of our common stock, 8 million under the 2013 Plan and 14 million under the Incentive Plan.

The 2013 Plan was aimed at rewarding loyalty and retaining our executives. Therefore executives who wished to exercise their options under the 2013 Plan must have had a current employment contract with us and their employment relationship with us must have been uninterrupted from the date the options were granted.

The objective of our Incentive Plan is to motivate executive performance, thereby increasing the long-term value of the Company, as measured by the Company’s EBITDA. Executives could only exercise their options under the Incentive Plan if the Company’s EBITDA (as defined in the Incentive Plan) had increased 100% at December 31, 2012, using the company’s EBITDA at December 31, 2009 as the basis for measurement. This requirement is in addition to the conditions applicable in the 2013 Plan, described above.

In March 2013, our Board of Directors approved changes to the Incentive Plan. Under the updated Incentive Plan, the number of shares of common stock in respect of the grants thereunder was to be the equivalent of 78.4% of the number of shares under the original Incentive Plan. In addition, the vesting schedule for the Incentive Plan was changed to 50% in 2013, 25% in 2014 and 25% in 2015.

In March 2013, our Board of Directors also approved a Retention Plan granting part of the undistributed shares arising from the capital increase of the company in 2008, equivalent to 3,781,951 shares, with a vesting schedule of 66% in 2013, 17% in 2014 and 17% in 2015. All the other terms of the Retention Plan are similar to those of the Incentive Plan and the 2013 Plan. The Retention Plan also allows approximately 360 of our executives to subscribe for shares reserved for future issuances under our incentive plans, as further described below.

All three stock option plans are funded by the remaining unsubscribed shares from the 2008 capital increase. The subscription of shares under these plans can only be made between the filing of our audited financial statements for the 2012 year and April 22, 2013. The stock options under these plans allow executives to acquire shares at a preferential value of Ch$1,750 per share.

The following table sets forth, as of March 31, 2013, the total number of shares of common stock to be issued upon exercise of the options granted to each of our executive officers under our 2013 Plan, our Incentive Plan and our Retention Plan, the exercise price of such options, the date of grant and the date of expiration:

Plan under which options were awarded	Number of options	Exercise price		Date of grant	Expiration date
2013 Plan	8,206,419	Ch$	1,750	March 10, 2010	April 22, 2013
Incentive Plan	9,991,489	Ch$	1,750	March 10, 2010	April 22, 2013
Retention Plan	3,781,951	Ch$	1,750	March 22, 2013	April 22, 2013

Total	21,979,859	Ch$	1,750		April 22, 2013

Separately, on April 29, 2011, at the shareholders’ meeting, a capital increase of 270,000,000 shares was approved, of which 27,000,000 shares, or 10%, were reserved to fund future incentive plans. Additionally, on November 20, 2012, at the extraordinary shareholders’ meeting, a further capital increase of 332,987,717 shares was approved, of which 33,298,771, or 10%, were reserved to fund future incentive plans. As of the date of this filing, no stock options or incentive plans have been granted or implemented with respect to these shares, nor have the conditions, exercise prices or number of options to be granted in respect thereof been set.

C.	BOARD PRACTICES

Board practices

Our Bylaws provide that shareholders elect nine regular directors. Directors are elected at the annual shareholders’ meeting for terms of three years. The legal responsibilities of each board member are established in accordance with the Chilean Corporations Law.

Directors’ Committee

As required under Chilean law, we have established a Directors’ Committee composed of three directors. The following are the current members of our Directors’ Committee: David Gallagher Patrickson (President), Roberto Philipps (Secretary) and Richard Büchi Buc. The Directors’ Committee has the following principal duties:

•	reviewing external audit reports and financial statements and providing its opinion regarding such items prior to their submission to the shareholders for approval;

•	proposing to the board of directors the names of independent external auditors and credit rating agencies that will be submitted for approval at the annual shareholders’ meeting;

•	reviewing related party transactions for potential conflict of interest and providing reports as required in certain defined cases;

•	reviewing the salary and compensation benefits for officers and senior management;

preparing an annual report of the board’s activities, which will include its main recommendations to shareholders;

•

advising the board as to the hiring of external auditors to perform non-audit services, particularly whether such services might be prohibited in accordance with article 242 of the Chilean Securities Market Law as such services could jeopardize the independence of such external auditor; and

•	performing any other responsibility entrusted to the Directors’ Committee by the Chilean Corporations Law, our Bylaws, the shareholders’ meeting or the board of directors.

Audit Committee

We have established an audit committee, comprised of three non-management members of our Board of Directors. The members of the audit committee are David Gallagher Patrickson, Roberto Oscar Philipps and Cristián Eyzaguirre Johnston, each of whom is independent within the meaning of the SEC corporate governance rules. Our board of directors has determined that Roberto Oscar Philipps is “audit committee financial expert” as defined by the SEC.

The audit committee’s primary responsibilities shall be:

•

Assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s systems of internal controls over financial reporting;

•	Make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors;

•

Review material transactions between the Company or its subsidiaries with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

•

Perform such other duties imposed on it by the laws and regulations of the regulated market(s) on which the shares of the Company are listed, applicable to the Company, as well as any other duties entrusted to it by the Board of Directors.

The audit committee’s purpose and responsibilities, including those outlined above, will be set forth in the charter of the audit committee.

D.	EMPLOYEES

General

At December 31, 2012, we had a total of 157,967 employees, of which 40.8% were in Chile, 18.8% in Argentina, 10% in Peru, 23.3% in Brazil and 7.8% in Colombia. Approximately 32% of our store employees were represented by unions under several collective bargaining agreements. We do not employ a significant number of temporary employees.

We operate a merit-based bonus program for our managers both at the headquarters and store levels as well as for department heads at each store. In general, the bonus fluctuates between one and six monthly salaries and is determined in accordance with clearly defined criteria, including our overall performance, the performance of the employee’s store, the employee’s performance relative to specific targets established at the beginning of the year and more subjective standards such as fostering an open, constructive working environment.

Chile

At December 31, 2012, we had a total of 64,476 employees in Chile. Of these employees, 57,799 were employed in our stores, 2,953 were employed in the distribution facilities (our distribution center, warehouses and transportation), and 3,724 were employed in our headquarters.

At December 31, 2012, approximately 53% of our Chile employees were represented by 106 independent unions currently party to 113 different collective bargaining contracts. In addition, some of these independent unions have collective contracts with non-unionized employees of the company which generally have a term of two to four years.

Our Chile employees receive benefits established by the collective bargaining agreements and salaries in accordance with our own policies, benefits provided for by Chilean law (including disability insurance) and certain additional benefits provided by us. Among these benefits, we provide educational training for our employees and opportunities for their families (including educational scholarships for children of employees).

Argentina

At December 31, 2012, we had a total of 28,586 employees in Argentina. Of these employees, 25,254 were employed in our stores, 1.337 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 1.995 were employed in the headquarters.

At December 31, 2012, approximately 86.6% of our Argentina employees were under a single collective bargaining agreement with the Sindicato de Comercio (“Commerce Union”), but only 41.75% of such employees are members of the Commerce Union. There is only one collective bargaining agreement (mandatory by law) for all the non-management employees which has been in effect since 1975. We have experienced two strikes at our Jumbo stores, each lasting less than one day. However, none of these strikes have materially affected our overall operations.

Our Argentina employees receive benefits established by this collective bargaining agreement and salaries established according to our policies, benefits provided for by Argentinean law (including disability insurance) and certain additional benefits provided by us, including educational training. In 2012, our personnel expenses in Argentina increased 24% in USD terms compared to the same period in 2011 as a result of collective bargaining between us and union representatives and the hiring of additional employees in connection with the opening of new stores.

Brazil

At December 31, 2012, we had a total of 36,829 employees in Brazil. Of these employees 32,288 were employed in our stores, 1,683 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 2,257 were employed in the headquarters.

Our employees in Brazil are represented by different trade unions. Although less than 3% of our employees are affiliated with these trade unions, all employees are entitled to the benefits set forth in our collective labor agreements, as determined by applicable labor legislation. We believe that all 10 of the largest supermarket chains in Brazil are bound by the same collective labor agreements entered into with their respective trade unions. We believe that we have a good relationship with our employees and related trade unions, and our Brazilian operations have not recorded any significant strikes or stoppages over the last three years.

Peru

At December 31, 2012, we had a total of 15,815 employees in Peru. Of these employees, 13,462 were employed in our stores, 1,182 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 1.171 were employed in the headquarters.

None of our employees in Peru are represented by unions or are party to collective bargaining agreements. We have not had any strikes that have materially affected our operations in Peru.

Our Peru employees receive standard benefits and salaries established according to our policies, benefits provided for by Peruvian law (including disability insurance) and certain additional benefits provided by us, including discounts on products purchased at our stores, educational training and certain merit-based bonuses.

Colombia

At December 31, 2012, we had a total of 12,261 employees in Colombia. Of these employees, 11,222 were employed in our stores, 727 were employed in the headquarters and 312 in distribution facilities. Currently approximately 3680 employees in Colombia are unionized We have not had any strikes that have materially affected our operations in Colombia.

Our Colombia employees receive standard benefits and salaries established according to our policies, benefits provided for by Colombia law (including disability insurance) and certain additional benefits provided by us, including discounts on products purchased at our stores and educational training for our employees.

E. SHARE OWNERSHIP

See table in “Item 7. Major Shareholders and Related Party Transactions” for information regarding share ownership by our directors and executive officers.

Item 7.	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares of common stock, as of the date of this annual report, for:

•	each person known to us to own beneficially more than 5% of our shares of common stock; and

•	our directors and executive officers as a group.

Shareholder	Number of Shares of Common Stock		Percentage Beneficial Ownership

Principal Shareholders(1)
Inversiones Quinchamali Limitada(2)	581,754,802		20.7%
Inversiones Latadia Limitada(3)	550,823,211		19.6%
Inversiones Tano Limitada(4)	457,879,800		16.3%
Manfred Paulmann Koepfer(5)	394,672,167		14.1%

Directors and Executive Officers
Horst Paulmann Kemna(6)	511,591,540		18.2%
Peter Paulmann Koepfer(7)	394,600,840		14.1%
Heike Paulmann Koepfer(8)	394,444,560		14.1%
David Gallagher Patrickson	—		—
Erasmo Wong Lu Vega	—		—
Roberto Oscar Philipps	—		—
Cristián Eyzaguirre Johnston	—		—
Richard Büchi Buc		*	*
Julio Moura	—		—
Daniel Rodríguez		*	*
Juan Manuel Parada	—		—
Rodrigo Hetz	—		—
Mauricio Soto	—		—

Shareholder	Number of Shares of Common Stock		Percentage Beneficial Ownership
Carlos Mechetti	—		—
Andrés Artigas	—		—
Bronislao Jandzio	—		—
Pablo Castillo		*		*
Carlos Wulf	—		—
Jaime Soler		*		*
Patricio Rivas		*		*
Marcelo Reyes		*		*
Nicolás Larco	—		—
Pietro Illuminati	—		—
Renato Fernandez	—		—
Total shares of common stock issued and outstanding(9)	2,806,792,161		100.0%

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.
(1)	Our principal shareholders do not have different voting rights than other shareholders. All holders of our shares of common stock are entitled to one vote per share of common stock in all shareholders’ meetings.
(2)	Inversiones Quinchamali Limitada is a Chilean company majority owned by Horst Paulmann Kemna, our Chairman of the Board, with the remainder owned by members of the Paulmann family. Members of the Paulmann family include Horst Paulmann Kemna, Helga Koepfer Schoebitz, Manfred Paulmann Koepfer, Peter Paulmann Koepfer and Heike Paulmann Koepfer. The address for Inversiones Quinchamali Limitada is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(3)	Inversiones Latadia Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned indirectly by members of the Paulmann family. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(4)	Inversiones Tano Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned by Inversiones Latadia Limitada. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(5)	Manfred Paulmann Koepfer owns 0.6% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada. Manfred Paulmann Koepfer is the son of Horst Paulmann Kemna, our Chairman of the Board.
(6)	Horst Paulmann Kemna owns 2.2% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada.

Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees.”

(7)	Peter Paulmann Koepfer owns 0.6% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada.

Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees.”

(8)	Heike Paulmann Koepfer owns 0.6% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada.

Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees.”

(9)	Members of the Paulmann family, including Helga Koepfer Schoebitz, wife of Horst Paulmann Kemna, our Chairman of the Board, own, directly and indirectly approximately 60.8% of our shares of common stock.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Significant Changes in Ownership by Major Shareholders

We have recently experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering and follow-on offering. Prior to our initial public offering, our founder, Mr. Horst Paulmann, and his family, together had a 64.9% ownership stake in us, through Inversiones Quinchamali Ltda., Inversiones Latadía Ltda. and Inversiones Tano Ltda. As of the date of this annual report, Mr. Horst Paulmann and his family together have a 60.8% ownership stake in us. See “—Major Shareholders” above.

Securities Held in Host Country

As of December 31st, 2012, the most recent practicable date, 7,562,150 ADSs (equivalent to 22,686,450 shares, or 0.9% of the total outstanding shares of our common stock) were outstanding and held of record by 1 holder. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

B.	RELATED PARTY TRANSACTIONS

Chilean Regulations

In the ordinary course of our business, we may incur related party indebtedness in the future on fair market terms. Articles 146 et seq of the Chilean Corporations Law regulate related party transactions to be incurred by publicly held corporations and its subsidiaries. Article 147 of the Chilean Corporations Law requires our transactions with related parties be on similar terms to those customarily prevailing in the market and to be beneficial to the interest of the company. Article 147 requires us to compare the terms of any such transaction to those prevailing in the market at the date the transaction is approved. For a related party transaction to be entered into, the approval of the board of directors is required. Directors of companies that violate Article 147 are jointly and severally liable for damages and losses resulting from such violation. In addition, Article 147 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is participating in negotiations leading to a related party transaction must be previously approved by the board of directors, with the exclusion of the interested director. The board of directors will approve the transaction only when it has been informed of such director’s interest, the transaction is beneficial to the company and the terms of such transaction are similar to those prevailing in the market. All resolutions approving such transactions must be reported to the Company’s shareholders at the next annual shareholders meeting. If the majority of the directors are interested parties, the transaction may be entered into if approved unanimously by non-interested directors, or by two-thirds or more of the votes at a special shareholders’ meeting. If a special shareholders’ meeting is called, the board shall appoint two independent evaluators, who will inform the shareholders of the terms and conditions of the transaction, its effects and the potential impact in the Company. The evaluators’ final conclusions must be made available to shareholders and directors the day after the company receives such report. The report will be available for a period of at least 15 business days following the company’s receipt of the evaluator’s report and notice shall be provided to the shareholders by means of an hecho esencial.

General

The following related party transactions may be entered into without complying with the aforementioned requirements and with only the approval of the board of directors:

•	The transaction does not involve an amount considered to be material. A transaction involves a material amount if:

•	the transaction amount is more than 1% of the company’s net worth, provided such transaction amount exceeds the equivalent of 2,000 UF, or

•	the transaction amount exceeds the equivalent to 20,000 UF.

•	The transaction is in the ordinary course of business, as determined by the corporation’s policies regarding such matters.

•	The transaction is with a related party which the company owns at least 95% of, either directly or indirectly.

Violation of Article 146 et seq may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Articles 146 et seq in all transactions with related parties. See “Item 10.—B. Memorandum and Articles of Association—Director Requirements.”

Related Party Transactions

Below is a description of the outstanding transactions between us and our related parties, including the respective outstanding amounts since January 1, 2010:

Purchase and sale agreements

During 2012, 2011 and 2010, we purchased general merchandise in the amount of Ch$ 2,272 million, Ch$2,119 million and Ch$1,883 million, respectively, from Wenco S.A. (“Wenco”), a Chilean plastic goods manufacturer on whose board Cristián Eyzaguirre Johnston, one of our directors, serves as a director. In 2012, 2011 and 2010, we also sold general merchandise in the amount of Ch$ 401 million, Ch$261 million and Ch$160 million, respectively, to Wenco.

Leases

We lease space in various of our shopping centers in Chile to Maxi Kioskos Chile, S.A., a Chilean convenience store operator on whose board Manfred Paulmann Koepfer, one of our principal shareholders, serves as a director. Lease payments during 2012, 2011 and 2010 amounted to Ch$ 149 million, Ch$361 million and Ch$395 million, respectively.

We also lease space in various of our shopping centers in Chile to Automotora Globus Atv Chile Ltda. (“Globus”), a Chilean automotive retailer controlled by Manfred Paulmann Koepfer, one of our principal shareholders. No lease transactions took place during 2012, while in 2011 lease payments to Globus amounted to Ch$154 million. There were no lease payments made to Globus in 2010. In 2012 no general merchandise was sold to Globus while in 2011 those purchases amounted to Ch$31 million. There were no sales of general merchandise to Globus in 2010.

In addition, we lease space in various of our shopping centers in Chile to Importadora y Comercial Regen Ltda., a Chilean retailer of imported toys controlled by Peter Paulmann Koepfer, one of our directors. Lease payments during the 2012, 2011 and 2010 amounted to Ch$141 million, Ch$106 million and Ch$98 million, respectively. We also purchased general merchandise from Importadora y Comercial Regen Ltda. in the amount of Ch$ 499 million, Ch$520 million and Ch$387 million for the years 2012, 2011 and 2010, respectively.

The above described transactions were entered into pursuant to our Bylaws and applicable Chilean laws and regulations.

For information concerning other transactions, see Note 9.1.3 to our Audited Consolidated Financial Statements.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-167 for our consolidated financial statements prepared in accordance with IFRS.

Legal and Administrative Proceedings

We are party to certain legal proceedings in Argentina, Brazil, Chile, Colombia and Peru arising in the normal course of our business, which we believe are routine in nature and incidental to the operation of our business. We do not believe that the outcome of the proceedings to which we currently are party will have a material effect upon our operations or financial condition.

Our subsidiary, Cencosud Administradora de Tarjetas S.A. (“CAT”), was a defendant in a class action suit initiated by SERNAC. On April 24, 2013, the Supreme Court of Chile ruled for the plaintiff and at this junction no further appeals are available. In its ruling, the court determined that CAT included certain clauses in its 2006 contracts that were abusive to consumers. Said clauses allowed CAT to charge an incremental maintenance fee of Ch$530 per month to cardholders with a usage under Ch$50 thousand per month, without written consent from cardholders as required by the Ley de Proteccion al Consumidor. In the ruling the court ordered CAT to pay a fine of approximately Ch$ 2 million and to reimburse certain cardholders for the excess maintenance fees charged since 2006 plus adjustments for inflation and interests. We have provisioned Ch$20,000 million for this ruling in our 2012 financial statements, which represents 0.2% of our 2012 consolidated net revenues and 3.1% of our 2012 adjusted EBITDA. This provision is an estimated value that still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court.

Dividends and Dividend Policy

Our dividend policy is determined from time to time by our board of directors. It is the Company’s general practice to pay interim and annual dividends in November and May. Dividends are paid to shareholders of record on the fifth Chilean business day preceding the date for the payment of the dividend.

As required by the Chilean Corporations Law, unless otherwise approved by unanimous vote of holders of all of our issued and subscribed shares, we must distribute a cash dividend in an amount no less than 30% of the Company’s consolidated net income for that year, unless and except to the extent we have a deficit in retained earnings. We may distribute a cash dividend in an amount greater than 30% if approved by a majority vote of shareholders.

Shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to receive dividends, sale proceeds or other amount with respect to their shares remitted outside Chile through the Formal Market Exchange. See “Item 10. Additional Information—D. Exchange Controls.” Dividends received in respect of shares of common shares by holders are subject to Chilean withholding tax. See “Item 10. Additional Information—E. Taxation.”

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9.	The Offer and Listing

A.	OFFER AND LISTING DETAILS

Our ADSs have been listed on the NYSE under the symbol “CNCO” since June 22nd, 2012. The table below sets forth the trading volume and the high and low closing prices in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	New York Stock Exchange (in U.S.$ per ADS)(1)
	Trading volume	High	Low
Year
2012	16,315,454	20.99	15.10

Quarter
Second Quarter, 2012 (since June 22, 2012)	1,850,374	18.00	15.10
Third Quarter, 2012	9,280,268	20.99	16.40
Fourth Quarter, 2012	5,184,812	18.48	15.27
First Quarter, 2013	6,424,704	19.76	16.47

Month
October 2012	1,874,163	18.48	15.74
November 2012	1,517,708	16.35	15.27
December 2012	1,792,941	17.03	15.58
January 2013	1,910,452	18.62	16.47
February 2013	2,278,061	19.39	17.92
March 2013	2,236,191	19.76	18.22
April 2013	1,873,486	18.43	16.56

Source: New York Stock Exchange.

(1)	Except trading volume.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CENCOSUD.” The Santiago Stock Exchange accounted for approximately 89%, 90% and 91% of the trading volume of our common stock in Chile in 2012, 2011 and 2010, respectively. On April 19, 2013, the last reported sale price of the shares on the Santiago Stock Exchange and the Bolsa Electronica de Chile was Ch$2696.2 and Ch$2690.1 per share, respectively, and on April 19, 2013, on the Valparaiso Stock Exchange, was Ch$2,690 per share.

Price history of our common shares

The table below sets forth the trading volume and the high and low closing sales prices for our common shares on the Santiago Stock Exchange for the periods indicated.

	Santiago stock exchange (in Ch$ per common share)(1)
	Trading volume	High	Low
Year
2008	708,321,649	2,049	831.6
2009	706,805,501	1,725	903.1
2010	735,020,230	3,900	1,700
2011	577,949,277	3,745	2,450
2012	690,328,658	3,256	2,490

Quarter
First Quarter, 2011	157,683,999	3,745	2,900

	Santiago stock exchange (in Ch$ per common share)(1)
	Trading volume	High	Low
Second Quarter, 2011	107,073,291	3,660	3,125
Third Quarter, 2011	183,113,316	3,390	2,450
Fourth Quarter, 2011	130,078,380	3,278	2,501
First Quarter 2012	102,539,491	3,256	2,745
Second Quarter, 2012	258,157,754	3,250	2,600
Third Quarter, 2012	172,089,033	2,899	2,600
Fourth Quarter, 2012	157,542,380	2,894	2,490
First Quarter, 2013	173,486,388	3,085	2,594

Month
October 2012	69,881,162	2,894	2,500
November 2012	29,817,154	2,635	2,490
December 2012	57,844,064	2,650	2,499
January 2013	76,769,487	2,934	2,594
February 2013	66,938,449	2,965	2,855
March 2013	49,725,058	2,903	2,645
April 2013	67,791,739	2,958	2,645

Source: Santiago Stock Exchange.

(1)	Except trading volume.

The table below sets forth the high and low closing sales prices for our common shares on the Bolsa Electronica de Chile for the periods indicated.

	Chile electronic stock exchange (in Ch$ per common share)(1)
	Trading volume	High	Low
Year
2008	155,403,697	2,070	870
2009	83,245,426	1,720	932.9
2010	66,025,944	3,870	1,700
2011	63,461,270	3,740	2,530
2012	80,841,749	5,569	1,365

Quarter
First Quarter, 2011	18,643,106	3,740	2,934
Second Quarter, 2011	10,120,787	3,655	3,131
Third Quarter, 2011	22,174,771	3,378	2,460
Fourth Quarter, 2011	12,522,606	3,270	2,530
First Quarter 2012	8,821,459	3,254	1,365
Second Quarter, 2012	41,118,025	3,249	2,600
Third Quarter, 2012	20,270,023	2,895	2,600
Fourth Quarter, 2012	10,444,909	5,569	2,495
First Quarter, 2013	22,232,169	3,080	2,590

Month
October 2012	4,273,326	2,837	2,514
November 2012	2,043,285	2,567	2,467
December 2012	4,438,598	2,606	2,488
January 2013	8,966,137	2,921	2,590
February 2013	8,752,832	2,966	2,880
March 2013	4,513,200	3,080	2,590
April 2013	17,781,440	2,935	2,635

Source: Bolsa Electronica de Chile.

(1)	Except trading volume.

The table below sets forth the high and low closing sales prices for our common shares on the Valparaíso Stock Exchange for the periods indicated.

	Valparaíso stock exchange (in Ch$ per common share)(1)
	Trading volume	High	Low
Year
2008	1,715,418	2,000	840
2009	2,288.596	1,700	949
2010	2,532,894	3,890	1,710
2011	691,132	3,735	2,480
2012	1,163,635	3,244	2,500

Quarter
First Quarter, 2011	195,423	3,735	3,000
Second Quarter, 2011	216,079	3,615	3,160
Third Quarter, 2011	169,524	3,345	2,480
Fourth Quarter, 2011	110,106	3,250	2,575
First Quarter 2012	85,440	3,240	2,775
Second Quarter, 2012	272,729	3,244	2,715
Third Quarter, 2012	157,892	2,870	2,688
Fourth Quarter, 2012	647,574	2,885	2,500
First Quarter, 2013	272,729	3,244	2,715

Month
October 2012	387,356	2,885	2,575
November 2012	147,138	2,790	2,500
December 2012	113,080	2,640	2,510
January 2013	70,228	6,833	2,633
February 2013	8,566	2,955	2,905
March 2013	66,899	3,055	2,900
April 2013	97,855	2,854	2,660

Source: Valparaíso Stock Exchange.

(1)	Except trading volume.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10.	Additional Information

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is material information concerning our share capital and a brief summary of the significant provisions of our Bylaws and Chilean law. As explained above, our Bylaws effectively serve the purpose of both the articles or certificate of incorporation and the bylaws of a company incorporated in the United States. This description contains all material information concerning shares of our common stock, including summaries of certain provisions of our Bylaws and applicable Chilean law in effect on the date of this annual report. They do not, however, describe every aspect of our shares of common stock, our Bylaws or Chilean law. You are encouraged to review our estatutos (an English translation of which has been filed as an exhibit to this annual report), the Chilean Corporations Law and the Securities Market Law, each referred to below.

For more information regarding our share capitalization, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders,” elsewhere in this annual report. There were 2,806,792,161 shares of our common stock, no par value, issued and outstanding as of the date of this annual report.

Memorandum and articles of association

Set forth below is certain information concerning Cencosud S.A.’s capital stock and a brief summary of certain significant provisions of our Bylaws and Chilean law. You are encouraged to review our Bylaws, which are filed as Exhibit 1.1 of this annual report.

Organization and register

We are a publicly-held stock corporation (sociedad anónima abierta) organized under the laws of Chile and have an indefinite corporate duration. We were incorporated by a public deed dated November 10, 1978. This abstract is recorded on page 13808 No. 7412 of the Registro de Comercio de Santiago (Commercial Registry of Santiago) for the year 1978. Our corporate purpose, as stated in our Bylaws, is broadly defined to include the purchase, sale, distribution and marketing of goods, as more fully set forth in our Bylaws.

Shareholder rights

Shareholder rights in Chilean companies are governed generally by a company’s bylaws (which effectively serve the purpose of both the articles, or certificate, of incorporation, and the bylaws of a United States company). Additionally, the Chilean Corporations Law governs the operation of Chilean stock corporations and provides for certain shareholder rights.

Shareholder rights can be amended through an agreement adopted in an extraordinary shareholders meeting, which shall subsequently agree upon the corresponding amendment to the bylaws. However, there are certain provisions of Chilean law that cannot be waived by the shareholders, such as the legal formalities prescribed by the Chilean Corporations Law for the organization and validity of a corporation or for the amendment of its bylaws; provisions dealing with the protection of minority shareholders, including the minimum number of board members, the existence of a committee of directors, the list of matters that shareholders may decide upon in an ordinary and/or extraordinary shareholders meeting of the company, the quorum required for the approval of certain supermajority matters; and other public policy provisions, such as the rules for the liquidation of a company, tender offer rules and, generally, all securities market regulations.

The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros (the Chilean Securities and Insurance Commission) (“SVS”) under the Securities Market Law and the Chilean

Corporations Law. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Chilean Corporations Law clarifies rules and requirements for establishing publicly-held stock corporations while eliminating government supervision of privately-held companies. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.

Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of publicly-held corporations must be reported to the SVS and the Chilean exchanges on which such shares are listed. Holders of shares of publicly-held corporations are required to report to the SVS and the Chilean exchanges:

•	any acquisition or sale of shares that results in the holder’s acquiring or disposing of 10% or more of the corporation’s capital; and

•

any acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

•

In addition, majority shareholders must include in their report whether their purpose is to acquire control of the company or if they are making a financial investment. A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.

Persons or entities intending to acquire control of a publicly-held corporation, through means other than through a tender offer (oferta pública de adquisición de acciones), are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer) through a notice published in two Chilean newspapers, which must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations. Prior to such publication, a written communication to such effect must be sent to the SVS and the Chilean exchanges.

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

Chilean law does not contain any provision that discriminates against shareholders or prospective shareholders who own a substantial number of shares. However, a special public offering procedure applies should the controlling shareholder of a company decide to increase its stock in the company, according to which the offer must be made to all shareholders on a pro rata basis in proportion to their respective stock.

Capitalization

Under Chilean law, a corporation increases its capital as soon as the shareholders authorize both the capital increase and the issuance of new stock, provided that the minutes of the corresponding shareholders meeting are put into a public deed, and an abstract of said deed is published in the Official Gazette and registered in the Commercial Registry corresponding to the company’s domicile. In addition, in the case of publicly-held stock corporations, the new shares must be registered in the Securities Registry of the SVS before they may be offered to the public. When a shareholder subscribes for shares, the shares are transferred to such shareholder’s name, and the shareholder is treated as a shareholder for all purposes, except receipt of dividends in the proportion corresponding to the unpaid price of such shares, unless otherwise stipulated in the bylaws of the corporation. The shareholder becomes eligible to receive dividends once such shareholder has paid for the shares. If a shareholder does not pay for shares for which such shareholder has subscribed on or prior to the date agreed upon for payment, the corporation is entitled to auction the shares on the stock exchange, and has a cause of action against the shareholder for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the shareholder continues to exercise all the rights of a shareholder (except the right to receive dividends). Authorized shares which have not been paid for within the period ending three years from the date when the capital increase agreement was made at the shareholders’ meeting, are deemed cancelled under Chilean law and are no longer available for sale by the Chilean corporation. At that time, the capital of the corporation is automatically reduced to the amount effectively paid within such period.

The Bylaws authorize a single series of common stock, without par value.

Director requirements

Our Bylaws require the board to consist of nine directors. The entire board is elected every three years. There is no requirement that a director be a shareholder of our Company.

Our Bylaws do not contain any provision regarding a mandatory retirement age for directors, nor does Chilean law contain any provision in this respect.

According to Chilean Corporations Law, a publicly-held stock corporation (sociedad anónima abierta) can only execute a transaction with a related party whenever such transaction is for the benefit of the corporation, and conforms to price terms and conditions prevailing in the market at the time of its approval.

Directors, managers, administrators, main executives or liquidators who have an interest in a related party transaction must immediately inform the board of directors or its proxy of such interest and the transaction must first be approved in accordance with the procedures described below. Non-compliance with these requirements will result in joint and several liability for the damages the transaction causes to both the corporation and its shareholders.

If the transaction involves a relevant amount (more than 1% of the company’s equity, provided such transaction exceeds the equivalent of 2,000 UF, or in any case if it exceeds the equivalent to 20,000 UF) and the board of directors is not able to determine if it is an arm’s-length transaction, the Board may approve or reject the execution of the transaction, with the abstention of the interested director, or appoint two independent evaluators.

If the board of directors approves the transaction, the relevant resolution will be disclosed in the subsequent shareholders’ meeting. The resolution should expressly enumerate the directors that approved the operation.

Alternatively, in the case that evaluators are appointed, such evaluators will draft a report to inform the shareholders of the terms and conditions of the transaction, as well as its effect and potential impact on the corporation. The evaluators’ report shall be made available to the shareholders. If shareholders representing at least 5% of the company’s voting stock consider that the transaction is not in the company’s best interest, or if the evaluators’ report differ considerably, they may request that the Board call for an extraordinary shareholders meeting in order to approve or reject the execution of such transaction, in the former case by at least two-thirds of the company’s voting stock. The related party that intends to carry out the operation with the company must provide to the Board all relevant information pertaining to such operation.

Notwithstanding the applicable sanctions, the violation of these rules will not affect the validity of the transaction, but will entitle the corporation or the shareholders to request that the defender disgorge profits obtained from the transaction.

The following transactions with related parties can be carried out without compliance with the foregoing requirements, after approval by the board of directors:

•

Transactions that do not involve a significant amount, as described above. All transactions carried out in a 12 month period through one or more acts that are similar or complementary and in which the parties, including related parties, or the purpose are the same will be considered a single transaction.

•

Transactions which are in the ordinary course of business, as determined by the corporation’s policies regarding such matters. In this case, the resolution that establishes such policies or their amendments will be made available to the shareholders at the corporation’s offices and on their web site, if applicable.

•	Transactions between corporations in which the company owns, either directly or indirectly, at least 95% of its counterparty.

Borrowings by a director are treated under Chilean law as related party transactions and are subject to the rules set forth above.

Pursuant to the Chilean Corporations Law, if the bylaws of a company establish compensation for directors, such compensation must be agreed to in a shareholders meeting. Our Bylaws establish that the directors will be compensated in an amount determined by the annual shareholders meeting, notwithstanding the right of the Board to agree to compensate a director for the performance of any other duty different from his or her duty as a director.

Preemptive rights and increases of share capital

The Chilean Corporations Law grants certain preemptive rights to shareholders of all Chilean companies. The Chilean Corporations Law generally requires Chilean companies to offer to shareholders the right to purchase a sufficient number of shares or convertible securities to maintain their existing ownership percentage in the company whenever it issues new shares or convertible securities and prior to any sale in the market of its treasury shares of common stock.

Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering after the date hereof, the practicality under Chilean law in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the Depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of such sale. In the event that the Depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. Non-U.S. holders of ADSs may be able to exercise their preemptive rights regardless of whether a registration statement is filed. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of shares of common stock underlying such ADSs could result in such holders not maintaining their percentage ownership of the common stock following such preemptive rights offering unless such holder made additional market purchases of ADSs or shares of common stock.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

Dividend and liquidation rights

In accordance with Chilean law, we must distribute mandatory cash dividends of 30% of our consolidated net income unless otherwise decided by a unanimous vote of the holders of the Shares. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

At our option, the portion of any dividend which exceeds the mandatory limits established pursuant to Chilean law may be paid in cash, in our shares or in shares of corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive rights and increases of share capital” above.

Those dividends not collected by the shareholders entitled thereto lapse five years after the payment date, with the funds going to the Chilean Treasury.

In the event of a liquidation of our company, the holders of fully paid shares of common stock would participate in the assets available after payment of all creditors in proportion to the number of shares held by them.

Shareholders’ meetings and voting rights

We hold our annual shareholders meeting during the first fourth months of each year. Extraordinary shareholders meetings may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the annual shareholders meeting or an extraordinary shareholders meeting is given by means of a notice in a newspaper published in Cencosud’s corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner. Notice must also be mailed to each shareholder and given to the SVS 15 days in advance of the meeting.

The quorum for a shareholders’ meeting is established by the presence, in person or by power of attorney, of shareholders representing at least the absolute majority of our issued voting shares. If a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. However, if a shareholders’ meeting is called for the purpose of considering:

•	a change of our organization, merger or division,

•	an amendment to the term of duration or early dissolution,

•	a change in our corporate domicile,

•	a decrease of our corporate capital,

•	approval of capital contributions in assets other than cash and their assessments,

•	modification of the authority reserved to shareholders meetings or limitations on the Board of Directors,

•	reduction in the number of members of our Board of Directors,

•

the sale, transfer or disposition of 50% or more of assets, either including or excluding its corresponding liability, or the formulation or modification of any business plan which contemplates the sale, transfer or disposition of our assets in such amount, the sale of 50% or more of the assets of an affiliate that represents at least 20% of the assets of the corporation, as well as any sale of its shares which would result in us ceasing to be in control of such subsidiary,

•	the form of distributing corporate benefits,

•	the granting of a guaranty by us of liabilities of any third-party other than a subsidiary, in an amount exceeding 50% of our total assets,

•	our purchase of our issued stock in accordance with articles 27A and 27B of Law No. 18,046,

•	the amendment of any formal defects in our Bylaws which may nullify our incorporation, or any amendment of the Bylaws referring to one or more of the matters indicated above,

•

the approval of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation, or the establishment of the right for our controller to acquire the shares of minority shareholders after a tender offer, in the terms set forth in paragraph 2 of article 71 bis of Law No. 18,046,

•	the approval or ratification of contracts or agreements with related parties, in accordance with articles 44 and 147 of Law No. 18,046, or

•	other matters as may be set forth in our Bylaws.

The vote required at such meeting is a two-thirds majority of the issued common stock.

Additionally, the amendment of our Bylaws aimed at the creation, modification, extension or suppression of preferential rights, must be approved with the favorable vote of two-thirds of the shares of the affected series.

Chilean law does not require a publicly-held Chilean company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders’ meeting listing the matters to be addressed must be mailed to shareholders and the SVS not fewer than 15 days prior to the date of a meeting. In cases of an Annual Shareholders’ Meeting, an annual report of our activities, which includes our audited financial statements, must also be mailed to shareholders.

The Chilean Corporations Law provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include within the materials dispatched by the board of directors to shareholders, the comments and proposals of such shareholders in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of a publicly-held company convenes a meeting of shareholders and solicits proxies for the meeting, information supporting its decisions or other similar materials, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who request that such comments and proposals be so included.

Only shareholders registered in the Shareholders’ Registry as such at least five Chilean business days prior to the date of a shareholders meeting are entitled to attend and vote their shares. A shareholder may appoint by power of attorney another individual (who need not be a shareholder) as its attorney-in-fact to attend and vote on its behalf. Every shareholder entitled to attend and vote at a shareholders meeting shall have one vote for every share subscribed.

Right of dissenting shareholders to tender their shares

The Chilean Corporations Law provides that upon the adoption at an extraordinary shareholders meeting of any of the resolutions enumerated below, dissenting shareholders acquire a right of redemption to force the company to repurchase their shares, subject to the fulfillment of certain terms and conditions.

“Dissenting” shareholders are defined as those which vote against a resolution which results in the redemption right, or if absent at such a meeting, those who state in writing to the company their opposition to the respective resolution. Dissenting shareholders must perfect their redemption rights by tendering their stock to the company within 30 days of the resolution (except in the case of pension fund shareholders as discussed below).

The price paid to a dissenting shareholder of a publicly-held company for such shares is the weighted average of the closing sales prices for the shares as reported on the stock exchanges for the two-month period preceding the event giving rise to the redemption right.

The resolutions that result in a shareholder’s redemption right are the following:

•	our transformation into a different type of legal entity;

•	our merger with or into another company;

•

the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets; and the sale of 50% or more of the assets of an affiliate which represents at least 20% of the assets of the corporation, as well as any sale of its shares which would result in us ceasing to be in control of such subsidiary;

•

the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to security interests or personal guarantees, which are granted to secure or guarantee obligations of our subsidiaries;

•

the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the redemption right only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

•

the amendment of our Bylaws to correct any formal defect in our incorporation, which might cause our Bylaws to become null and void, or any amendment of our Bylaws that grants a shareholder a redemption right;

•

the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

•	any other causes as may be established by Chilean law and our Bylaws (our Bylaws currently do not establish any instances).

In addition, shareholders of a publicly held corporation have a redemption right if a person acquires two-thirds or more of the outstanding voting stock of the company and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their redemption rights.

However, the right of redemption described in the previous sentence does not apply in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term.

Finally, shareholders of a publicly held corporation have the right of redemption within 30 days after the date when the controller acquires more than 95% of the shares of the company. These redemption rights must be exercised within 30 days.

C.	MATERIAL CONTRACTS

See “Item 4. Information on the Company—B. Business Overview—Material Agreements.”

D.	EXCHANGE CONTROLS

Foreign Exchange Controls

Chile

The Chilean Central Bank is the entity responsible for monetary policies and exchange controls in Chile. Chilean issuers are authorized to offer securities internationally provided they comply with, among other things, the provisions of Chapter XIV of the Compendium of Foreign Exchange Regulations of the Chilean Central Bank (the “Chilean Central Bank Compendium”).

Pursuant to the provisions of Chapter XIV of the Chilean Central Bank Compendium, it is not necessary to seek the Chilean Central Bank’s prior approval in order to acquire shares in a Chilean market. The Chilean Central Bank only requires that (i) the remittance of funds for the acquisition of the shares in Chile be made through the Formal Exchange Market and disclosed to the Chilean Central Bank as described below; and (ii) all remittances of funds from Chile to the foreign investor upon the sale of shares or from dividends or other distributions made in connection therewith be made through the Formal Exchange Market and disclosed to the Chilean Central Bank as described below.

The proceeds of the placement of the shares abroad may be brought into Chile or held abroad. If we remit the funds obtained from the placement of the shares in Chile, such remittance must be made through the Formal Exchange Market and we must deliver to the Department of Statistics Information of the Chilean Central Bank directly or through an entity participating in the Formal Exchange Market an annex providing information about the transaction, together with a letter instructing such entity to deliver us the foreign currency or the Chilean peso equivalent thereof. If we do not remit the funds obtained from the placement of the shares in Chile, we have to provide the same information to the Department of Statistics Information of the Chilean Central Bank directly or through an entity of the Formal Exchange Market, within the first 10 days of the month following the date on which we received the funds. All payments from dividends or other distributions in connection with the shares made from Chile must be made through the Formal Exchange Market. Pursuant to Chapter XIV of the Chilean Central Bank Compendium, no prior authorization from the Chilean Central Bank is required for such payments in U.S. dollars. The participant of the Formal Exchange Market involved in the transfer must provide certain information to the Chilean Central Bank on the banking business day following the day of payment. In the event payments are made outside Chile using foreign currency held abroad, we must provide the relevant information to the Chilean Central Bank directly or through an entity of the Formal Exchange Market within the first 10 days of the month following the date on which the payment was made.

Under Chapter XIV of the Chilean Central Bank Compendium, payments and remittances of funds from Chile are governed by the rules in effect at the time the payment or remittance is made. Therefore, any change made to Chilean laws and regulations after the date hereof will affect foreign investors who have acquired the shares. We cannot assure you that further Chilean Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent us from acquiring U.S. dollars or that further restrictions applicable to us will not affect our ability to remit U.S. dollars for payment of dividends or other distributions in connection with the shares.

The above is a summary of the Chilean Central Bank’s regulations with respect to the issuance of securities, including the shares, as in force and effect as of the date of this annual report. We cannot assure you that restrictions will not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV of the Chilean Central Bank Compendium, a copy of which is available from us upon request at the following address Avenida Kennedy 9001, Piso 6, Las Condes, Santigo, Chile.

Argentina

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank of Argentina. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank of Argentina decided to close the foreign exchange market, the Argentine currency was freely convertible into U.S. dollars.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank of Argentina’s prior authorization subject to specific exceptions for transfers related to foreign trade. Beginning in January 2003, the Central Bank of Argentina has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization. However, in June 2003 the Argentine government instituted restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

In June 2005, the Argentine government issued Decree 616/05, which established additional restrictions over all capital flows that could result in the decreased availability of international credit. Pursuant to the decree, all private sector indebtedness of physical persons or corporations in Argentina are required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment. The decree outlines several types of transactions that are exempt from its requirements, including foreign trade financings, foreign trade balances of those entities authorized to carry out foreign exchange, and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market.

In addition, the decree, as supplemented by subsequent regulations, stipulates that all capital inflows of residents exceeding U.S.$2 million per month, as well as all capital inflows of non-residents settled in the local exchange market destined for local money holdings, acquisition of active or passive private sector financings and investments in securities issued by the public sector that are acquired in secondary markets (excluding foreign direct investment, which includes capital contributions to local companies of direct investments (namely, a company in which the foreign direct investor holds at least 10% of ordinary shares or voting rights, or its equivalent), and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market), must meet certain requirements, including those outlined below:

•	such funds may be transferred only outside the local exchange market after a 365-day period from the date of entry of the funds into Argentina;

•	any Argentine Pesos resulting from the exchange of such funds are to be credited to an account within the Argentine banking system; and

•

except for certain type of capital inflows, a non-transferable, non-interest-bearing U.S. Dollar-denominated mandatory deposit must be maintained for a term of 365 calendar days, in an amount equal to 30% of any such inflow of funds to the local foreign exchange market (which mandatory deposit may not be used as collateral or guaranty for any transaction).

In addition, on November 16, 2005, the Ministry of Economy and Production issued Resolution 637/05, pursuant to which Decree 616/05 was regulated, providing that any inflow of funds to the local exchange market in connection with an initial public offering of securities, bonds or certificates issued by a trustee under a trust, whether or not such trust is publicly offered and listed in a self-regulated market, shall comply with all requirements provided for section 4 of Decree 616/05 whenever such requirements are applicable to the inflow of funds to the local exchange market in connection with the acquisition of any of the assets under the trust.

The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting. Any breach of the provisions of Decree No. 616/05 or any other foreign exchange regulation is subject to criminal penalties of the laws governing the Argentine exchange market.

In addition, pursuant to Resolutions AFIP N° 3210/2011 and N° 3212/2011 and Communication “A” 5245, enacted in late 2011, prior to authorizing the sale of foreign currency to make portfolio investments abroad or similar investments, the local bank must obtain prior clearance from an online database run by the federal tax authority (AFIP). This database must confirm whether an individual or entity has sufficient declared assets or funds to make the purchase of foreign currency. In the event that declared assets or funds are not sufficient, the bank may not sell foreign currency to such individual or entity. However, the regulations fail to explain how this calculation is carried out. This clearance requirement may affect the ability of our Argentine subsidiaries to make or manage its foreign currency investments or to transfer funds abroad.

Repatriation of investments by non-argentine residents

Repatriation of funds by non-Argentine residents is subject to the prior approval of the Central Bank; however, various exceptions exist to this general principle, including, among others:

•

Repatriation of direct investments resulting from the sale of investments, the process of wind-up or liquidation of a company, capital reduction or the repayment of capital contributions. In these instances, the foreign investor must demonstrate that it has held the Argentine investment for at least 365 days. In addition, investments made after October 28, 2011 (capital contributions or acquisition of interests in Argentine companies) may be repatriated only if it can be demonstrated that the funds invested in the Argentine company were brought into Argentina at least 365 days prior to repatriation; a certificate from a financial institution or foreign exchange firm must be provided that states the amount of the funds and the date on which such funds were transferred into Argentina for the purpose of making the investment. However, in the event that the investor is organized or domiciled in a country which, pursuant to Argentine law, is considered to be of low or no taxation, repatriation must be approved by the Central Bank.

•

Repatriation of portfolio investments (and the related income), provided that the aggregate amount of such repatriation does not exceed U.S.$500,000 per month. Repatriation in this instance is permitted provided the investor can demonstrate that the funds used to make such investment were brought into Argentina at least 365 days prior to repatriation; a certificate from a financial institution or foreign exchange firm must be provided that states the amount of the funds and the date on which such funds were transferred into Argentina for the purpose of making the investment. However, in the event that the investor is organized or domiciled in a country which, pursuant to Argentine law, is considered to be of low or no taxation, repatriation must be approved by the Central Bank.

These repatriation exceptions are available provided the financial institution through which a funds transfer is made is capable of determining (among other things) that “from the date of collection of the funds (…) to the date of the foreign exchange transaction, the funds received were not allocated to other investments in Argentina.”

Any transactions not covered by the preceding paragraphs (or any other exception) are subject to prior Central Bank approval.

Foreign investments by argentine residents

As a general matter, individuals and legal entities (excluding private trusts and non-registered civil and commercial companies, associations and foundations) are authorized to buy or transfer foreign currency in an amount of up to U.S.$2 million per month (provided they do not have due and unpaid debts of any nature owing to foreign creditors). However, in practice, certain regulations have restricted the ability to purchase or transfer foreign currency for general savings or investment purposes (such practice is referred to as “accumulation” or “atesoramiento”):

(a)	Pursuant to Communication “A” 5236 (as amended) of the Central Bank, in the event that the aggregate amount of foreign currency purchases (including transfers) during a calendar year exceeds U.S.$250,000:

(i)

in the case of individuals, the total amount of foreign currency purchases may not exceed the sum of: (i) the investments in Argentine financial assets and the amount of Argentine currency declared in the individual’s most recent personal tax return filed with Argentine tax authorities, (ii) the funds resulting from the sale in Argentina of recordable assets and foreign currency declared in the individual’s most recent personal tax return filed with Argentine tax authorities, (iii) the individual’s earnings for the current year which are subject to income tax withholding, (iv) other sources of income collected by the individual during the year that are not subject to income tax and (v) amounts received by the individual through an inheritance; and

(ii)	in the case of legal entities, the total amount of foreign currency purchases may not exceed: (i) the entity’s net worth (per the financial statements corresponding to the immediately preceding fiscal year), plus (ii) the entity’s earnings generated after the end of the immediately preceding fiscal year, plus (iii) the entity’s proceeds from the sale of foreign currency in the foreign exchange market, minus (iv) the entity’s investments in external assets (including foreign currency) as of the date of purchase, minus (v) deposits in Argentina of foreign currency, minus (vi) investments in Argentine companies, minus (vii) distributions by the entity of dividends approved after the end of the immediately preceding fiscal year.

(b)	Pursuant to Resolutions AFIP No. 3210/2011 and No. 3212/2011 and Communication “A” 5245, prior to authorizing the sale of foreign currency to a given client, the bank handling such sale must consult an online database maintained by the Argentine federal tax authority to confirm whether the client desiring to make such purchase has met the requirements outlined above. In the event that the requirements are not met by the client, the bank may not carry out the sale of foreign currency. However, the regulations fail to provide detail as to how the required calculations are to be made.

In addition, purchases of foreign currency for purposes of accumulation are subject to the following conditions:

(a)	The Argentine resident must not have due and unpaid debts owing to foreign creditors (whether financial or commercial in nature). This requirement will not apply if the purchase of foreign currency does not exceed U.S.$10,000 per calendar month.

(b)	If the purpose of the purchase and transfer of funds is to purchase Argentine securities, including ADRs, the purchase of such securities may only be carried out 20 business days following the transfer of funds.

(c)	In the case of foreign portfolio investments, the funds must be transferred from an Argentine bank account of the Argentine resident to a different bank account opened with:

(i)	a foreign bank established in any country member of the OECD whose foreign indebtedness has an international rating of at least “BBB” or that consolidates its financial statements in Argentina with an Argentine bank; or

(ii)	foreign banks of the country of permanent residence of individuals authorized to remain in Argentina as “temporary residents” under the provisions of section 23 of Argentine Immigration Law No. 25,871; or

(iii)	a financial entity regularly engaged in investment banking activities, established in any country member of the OECD whose foreign indebtedness has an international rating of at least “BBB”.

Repatriation of funds by argentine residents

Repatriation of funds by Argentine residents up to U.S.$2 million per month is exempt from the deposit (encaje) requirement. If the funds repatriated by an Argentine resident exceed this monthly cap, the deposit requirement will apply in an amount equal to 30% of the excess funds.

Criminal foreign exchange regime

Pursuant to the provisions of Central Bank Communication “A” 3471, foreign exchange transactions may only be carried out through financial institutions authorized to do so by the Central Bank (e.g., financial institutions and foreign exchange bureaus). Central Bank Communication “A” 3471 further provides that any transactions that fail to comply with the applicable requirements will be subject to the penalties set forth in the Criminal Foreign Exchange Regime set by Law No. 19,359.

For a complete detail of all foreign exchange restrictions, investors should consult with their own legal and financial advisors. Additionally, the review of Executive Order No. 616/2005, MEP Resolution No. 365/2005, Law No. 19,359 and their amending and supplementing regulations is suggested.

Brazil

General rules

The basic law regulating foreign investment was enacted in 1962 (Law No. 4131) and was amended in 1964 (Law No. 4390). Foreign investment is not subject to government approvals or authorizations, and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in financial institutions, insurance companies and other entities subject to the regulating authority of the Central Bank of Brazil). Foreign participation, however, is limited or prohibited in limited areas of activities, including those detailed below.

The Central Bank of Brazil is the agency responsible for: (i) managing the day-today control over foreign capital flow in and out of Brazil (risk capital and loans under any form); (ii) setting forth the administrative rules and regulations for registering investments; (iii) monitoring foreign currency remittances; and (iv) allowing repatriation of funds. It has no jurisdiction over the quality of the investment and cannot restrict the remittances of funds resulting from the risk capital or loan, which are based on a registration with the Central Bank, through its Electronic System of Registration.

In the event of a serious balance of payment deficit, the Central Bank may limit profit remittances and prohibit remittances as capital repatriation for a limited period of time. This limitation, however, has never been applied even during Brazil’s most difficult balance of payments problems.

Foreign investments in currency must be officially channeled through financial institutions duly authorized to deal in foreign exchange (e.g. commercial banks). Foreign currency must be converted into Brazilian currency and vice-versa through the execution of an exchange contract with a commercial bank. Foreign investments may also be made through the contribution of assets and equipment intended for the local production of goods or services.

Foreign exchange market

Brazil previously operated with two official exchange rate markets, the commercial and floating rate markets, both of which were regulated and monitored by the Central Bank. Participation in a particular market was determined by the nature of the remittance of funds to be made.

In March, 2005 the Central Bank unified both markets and enacted more flexible exchange rules. As a consequence, remittances of funds in and out of Brazil now flow through one single exchange market regardless of the nature of the payments.

Foreign investment registration

Foreign investments in currency or in assets and equipment must be registered with the Central Bank of Brazil. Such registration grants the foreign investor the right to remit dividends and interest and to repatriate the investment. As of August 2000, foreign investments in capital must be registered with the Electronic System of Registration of the online data system of the Central Bank of Brazil (the “SISBACEN Data System”). Since February 2001, foreign loans are also subject to registration in the SISBACEN Data System.

The amount registered with the Central Bank of Brazil as foreign investment includes the sum of (i) the original investment (whether in cash or in kind); (ii) subsequent additional investments (including the capitalization of credits); and (iii) eventual profit reinvestments. This aggregate amount constitutes the basis for repatriation of capital and computation of any eventual capital gain tax, as explained below.

Profit remittance

Since January 1996, profits paid by a Brazilian company to a foreign investor are not subject to any withholding tax. The foreign currency to be remitted must be purchased in the exchange market directly from any commercial bank, upon presentation of the corporate act declaring the dividends, the pertinent financial statements, proof of the tax payment and the registration in the SISBACEN Data System. No further approval or consent of the Central Bank is necessary and there is no limitation on the amounts to be remitted if the original investment has been registered with the Central Bank as described above.

Repatriation of capital

Foreign capital invested in Brazil may be repatriated at any time and there is no minimum period of investment. Repatriation of the investment within the amount stated in the SISBACEN Data System may be made free of any tax or authorization. In principle, any excess over the registered amount will be treated as a capital gain, subject to a 15% withholding tax (such rate is increased to 25% in case of investors residing in tax havens) and prior (and discretionary) approval of the Central Bank.

In accordance with an common practice of the Central Bank of Brazil, whenever the total or partial repatriation of capital is sought upon the sale of an investment, the book value of the foreign investment (based on the financial statements of the company which received the investment) will be compared against the amount registered in foreign currency. If the book value is lower than the registered foreign investment, the remittance abroad of any amount exceeding the book value may be understood by the Central Bank as a capital gain, and, as such, subject to a 15% tax.

Other forms of funding Brazilian subsidiaries

The Brazilian foreign debt challenges, combined with other circumstances, forced the market to find various ways to fund Brazilian companies through the issuance of notes and bonds, as well as commercial paper placed outside Brazil under private and public placements. In recent years, the Central Bank has authorized a great volume of issues of bonds, fixed rate notes, floating rate notes, commercial papers and fixed or floating rate certificates of deposit, to be traded abroad. Nonetheless, foreign loans with maturity of less than ninety days are currently subject to a financial transactions tax. Interest paid to foreigners is subject to a 15% withholding tax (such rate is increased to 25% in case of creditors residing in tax heavens). Another source of funding has been the issue of ADRs—American Depositary Receipts and IDRs—International Depositary Receipts.

Peru

At the beginning of the 1990s, former President Alberto Fujimori liberalized price and wage controls in the private sector and eliminated all restrictions on capital flows. Since March 1991, there have been no exchange controls in Peru and all foreign exchange transactions are based on market rates. Prior to March 1991, the Peruvian foreign exchange market consisted of several alternative exchange rates. During the last two decades, the Peruvian currency has experienced a significant number of large devaluations and Peru has consequently adopted and operated under various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market-determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares and fixed income instruments to receive and repatriate 100% of the proceeds of the investment. Such investors are allowed to purchase foreign exchange at free market exchange rates through any member of the Peruvian banking system.

Colombia

Foreign Investment and Exchange Controls in Colombia

Although the exchange market flows freely, there are exchange regulations that establish those exchange operations that must be channeled through the exchange market, the procedures and penalties for infringement.

The rules applicable on exchange matters are issued jointly by Congress, the Government and the Central Bank. The main regulations on foreign investment and international exchange (“Exchange Regulations”) are set forth in Law 9 of 1991, Decree 2080 of 2000, External Resolution No. 8 of 2000 and Regulation DCIN-83. The law requires all foreign investment to be registered at the Central Bank.

The Central Bank is responsible for Exchange Regulations and managing, recording and authorizing changes in foreign investment. In turn, the Superintendency of Companies is responsible for overseeing compliance with the provisions on foreign investment set forth in the Exchange Regulations. Such foreign investment is divided into (1) direct foreign investment, and (2) portfolio foreign investment.

The foreign investment registered with the Central Bank grants the investor the following rights, known as “exchange rights”:

a. The possibility of repatriating the profits from the registered investment.

b. The possibility of reinvesting such profits in Colombia.

c. The possibility of repatriating sums resulting from the transfer of the investment within the country, the liquidation of the company or the portfolio and/or the reduction of the equity of the recipient company.

Foreign Indebtedness

The foreign currency received or paid as a consequence of a credit operation must be channeled through the exchange market. In addition, prior to or simultaneously with the disbursement, it will be required to report the foreign debt to the Central Bank through the exchange market intermediaries.

Up until October 28, 2011, Colombian residents could only obtain credits in foreign currency from foreign financial institutions, foreign market intermediaries or through the placement of securities in international capital markets. Since that date, Banco de la Republica allowed indebtedness with any foreign third party, including related parties. These modalities are considered liability credits since the debtor is a Colombian resident.

On the other hand, Colombian residents may grant loans in foreign currency to non residents and this modality is called active credits since the creditor is a Colombian resident.

E.	TAXATION

General

The following discussion summarizes the material Chilean tax and U.S. federal income tax consequences to beneficial owners arising from the purchase, ownership and disposition of the common stock and ADSs. The summary does not purport to be a comprehensive description of all potential Chilean tax and U.S. federal income tax considerations that may be relevant to a decision to purchase, own or dispose of the common stock and ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile.

Prospective purchasers of the common stock and ADSs should consult their own tax advisors as to the Chilean, United States or other tax consequences of the purchase, ownership and disposition of the common stock and ADSs in their particular circumstances, as well as the application of state, local, foreign or other tax laws.

Chilean tax considerations

The following section is the opinion of Morales y Besa Abogados Limitada as to the material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or shares of common stock received in exchange for ADSs by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has remained in Chile for more than six months in one calendar year or for a total of more than six months in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law. Pursuant to Article 26 of the Chilean Tax Code, Chilean taxes may not be assessed retroactively against taxpayers who in good faith relied on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations prospectively. On February 4, 2010, a comprehensive income tax treaty between the United States and Chile (the “Proposed U.S.-Chile Treaty”) was signed, however such treaty has not yet been ratified by each country and therefore is not yet effective. It is unclear at this time when such treaty will be ratified by both countries. You should consult your tax adviser regarding the ongoing status of this treaty, and if ratified the impact such treaty would have on the consequences described in this annual report.

Cash dividends and other distributions

Cash dividends paid by us with respect to the ADSs or shares of common stock held by a Foreign Holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us to the Chilean Treasury. We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. From the year 2004, the first category tax rate was 17.0%, resulting in an effective dividend withholding tax rate of approximately 21.69%. As a way to obtain additional funds for the country’s reconstruction plan after the earthquake in February 2010, the first category tax rate was increased to 20.0%, for fiscal year 2011 and for fiscal year 18.5% during 2012, returning fiscal year 2013 to the permanent first category tax rate of 17.0% (Circular Letter No. 95, of

2001 and 63, of 2010). However, on September 24, 2012 Congress passed Law Nº 20,630, which increased the first category tax rate to 20% as from fiscal year 2013 in order to collect funds for financing the Educational Reform The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

Capital gains

Gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of shares of common stock received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest as partner or shareholder (in the case of open stock corporations such interest must be 10.0% or more of the shares). A 15% withholding will be made on account of the seller’s final taxes. In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, in these latter cases, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares, adjusted according to the domestic inflation variation between the month preceding the acquisition and the month preceding the sale. The valuation procedure set forth in the Deposit Agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile, as long as the sale price is equal to the acquisition price fixed at the moment of the conversion. In the event that the sale price is greater than the acquisition price, said capital gain will be subject to the first category tax and the withholding taxes mentioned above.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

If the Proposed U.S.-Chile Treaty becomes effective, it may further restrict the amount of Chilean tax, if any, imposed on gains derived from the sale or exchange of shares of common stock by U.S. residents eligible for the benefits of the treaty. If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisorsadvisors as to the applicability of the TreatyTreaty in their particular circumstances.

The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the following norms to the foreign holders of ADRs.

Pursuant to an amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19,768, amended by Law 20,448, dated August 13, 2010), the sale and disposition of shares of Chilean public corporations which are actively traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made on a local stock exchange so long as the shares were purchased on a public stock exchange. However, Law N°20,448 limited this benefit to shares acquired and sold on a local stock exchange, with which it is unlikely that it will apply to the sale of share resulting from an exchange of ADSs. Investors who request delivery of ADSs in the form of shares of common stock should consult with their tax advisoradvisor to determine whether such shares will be eligible for the foregoing exemption.

Exempt capital gains—article 106 of the Chilean income tax law

According to Article 106 of the Chilean Income Tax law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange by foreign institutional investors, such as mutual funds, pension funds and others, is exempted of any Chilean tax on capital gains if the sale or disposition was made through a Chilean stock exchange or a tender offer.

A foreign institutional investor is an entity that is either:

•

a fund that makes public offers of its shares in a country in which public debt has been rated investment grade by an international risk classification agency qualified by the local exchange regulator (“SVS”);

•

a fund that is registered with a regulatory entity of a country in which public debt has been rated investment grade by an international risk classification agency qualified by the SVS, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30% of its share value;

•

a fund whose investments in Chile, including securities issued abroad representing Chilean securities, represent less than 30% of its portfolio, provided that no more than 10% of the equity or right to the profits of the fund is directly or indirectly owned by Chilean residents;

•

a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund or its main purpose is to finance the funds of individuals and it is regulated and supervised by the competent foreign authority;

•

a fund regulated by Chilean Law Nº 18,657 (referred to as Foreign Capital Investment Funds Law), in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

•	another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the SVS and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile must:

•	be organized abroad and not be domiciled in Chile;

•	prove their qualification as foreign institutional investors as mentioned above;

•	not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10% or more of such companies’ capital or profits;

•

execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

•	register in a special registry with the Chilean Internal Revenue Service.

Exempt capital gains—article 107 of the Chilean income tax law

According to article 107 of the Chilean Income Tax Law, gains derived from the sale or transfer of shares of publicly-traded companies organized in Chile that are actively traded in a stock exchange, as defined in the relevant regulation, are exempt of taxes in Chile, provided that the following requirements are met:

•

The seller must have acquired the shares: (a) in a Chilean stock exchange authorized by the Chilean Superintendency of Securities and Insurance; (b) pursuant to a regulated tender offer carried out according to Title XXV of the Chilean Securities Market Law; (c) at the time of incorporation of the corporation or pursuant to a capital increase; (d) pursuant to the exchange of public traded securities convertible in shares (in this case the acquisition cost of the shares corresponds to the exchange price), or (e) in a redemption of securities from certain mutual funds;

•

The shares must be sold: (a) in a stock exchange authorized by the Chilean Superintendency of Securities and Insurance; (b) pursuant to a regulated tender offer, or (c) in a contribution of securities on certain mutual funds.

The exemption under analysis also applies if the sale or transfer of shares is executed within 90 days following the day in which they were no longer considered as actively traded. In such case, the profit exempted from Chilean taxes will be up to the average price of shares within the last 90 days in which they were actively traded. Any profit above the average price will be subject to the general tax regime applicable to the transfer of shares.

For these purposes, shares are considered to be significantly traded on a Chilean stock exchange (presencia bursátil) when they (1) are registered in the securities registry kept by the SVS, (2) are registered in a Chilean Stock Exchange; and (3) fulfill at least one of the following requirements: (i) have an adjusted presence equal to or above 25%; or (ii) have a “Market Maker”, as such term is defined in the Norma de Carácter General No. 327, issued by the SVS on January 17, 2012. Accordingly, shares are considered to have a “Market Maker” if the issuer thereof has entered into an agreement with at least one stock broker, and such agreement complies with the requirements set forth in the aforementioned Norma de Carácter General No. 237. Currently, our shares are considered to be significantly traded on a Chilean stock exchange.

Other Chilean taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Withholding tax certificates

Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of the Chilean withholding tax.

Material United States Federal Income Tax Considerations

The following is a discussion as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs under currently applicable law. It does not address any aspect of U.S. federal gift or estate tax, Medicare tax on net investment income, or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you hold and beneficially own our ADSs as capital assets for tax purposes (generally, property held for investment). This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10.0% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies in part on our assumptions regarding the projected value of our shares and the nature of our business. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own our ADSs and are:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

Except where specifically described below, this discussion assumes that we are not a not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. Holders

ADSs. If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to U.S. federal income tax.

Distributions on our ADSs. Cash distributions (including amounts withheld to pay Chilean withholding taxes) made by us to or for the account of a U.S. Holder with respect to ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the ADSs. Any distribution in excess of such U.S. Holder’s adjusted tax basis will be treated as capital gain and will be long-term capital gain if the U.S. Holder held the ADSs for more than one year. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Chilean withholding taxes imposed on dividends received on our ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s U.S. foreign tax credit limitation. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to ADSs should generally constitute “passive category income” for most U.S. Holders. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our Company.

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Beginning in taxable years after December 31, 2012, the maximum rate of taxation on dividends received by an individual U.S. Holder will increase. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based upon the nature of our current and projected income, assets and activities, we do not expect the ADSs to be shares of a PFIC for U.S. federal income tax purposes.

Sales and other dispositions of ADSs. A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of ADSs measured by the difference between the amount realized and the U.S. Holder’s adjusted tax basis in ADSs. Any gain or loss will be long-term capital gain or loss if the ADSs have been held for more than one year. Long-term capital gains of certain U.S. Holders (including individuals) generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

If a Chilean income tax is withheld on the sale, exchange or other taxable disposition of our ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Chilean income tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the sale, exchange or other taxable disposition of our ADS that is subject to Chilean income tax, the U.S. Holder may not be able to benefit from the foreign tax credit for that Chilean income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Chilean income tax, provided that the U.S. Holder elects to deduct all foreign income taxes paid or accrued for the taxable year.

Passive foreign investment company rules

Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2012 taxable year and we do not expect to become one in the foreseeable future. However, because the application of the regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. Our U.S. counsel has not rendered an opinion as to our PFIC classification. Rendering such an opinion would be impracticable because it involves an inherently factual test which will depend on our future circumstances. Also, we do not maintain our records in accordance with the U.S. federal income tax accounting principles required to permit a formal opinion to be rendered.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of the ADSs, and certain “excess distributions,” would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale, other taxable disposition, or receipt of the excess distribution and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs. U.S. Holders are encouraged to consult their tax advisers to discuss the consequences to them if we were, or were to become a PFIC.

U.S. Information reporting and backup withholding rules

In general, dividend payments with respect to the ADSs and the proceeds received on the sale or other disposition of those ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28.0%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Backup withholding is not an additional tax. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of foreign financial assets, including stock of foreign issuers, which is not held in an account maintained by a U.S. financial institution, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders should consult their own tax advisors regarding the possible implications of this legislation on your investment in the ADSs.

Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

I.	SUBSIDIARY INFORMATION

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates or commodity prices. We are exposed to changes in financial market conditions in the normal course of business due to our use of certain financial instruments as well as transactions incurred in various foreign currencies and translating our foreign subsidiaries’ financial statements into Chilean pesos. For further information on our market risks, please see Note 3.2.1.8 to our Audited Consolidated Financial Statements.

Interest rate risk

Our primary interest rate exposures relate to our Chilean peso-denominated and U.S. dollar-denominated long-term fixed and floating rate bond and bank liabilities. Since a portion of our outstanding debt bears interest at variable rates, we are sensitive to changes in interest rates. Taking into account the effects of cross-currency swaps, at December 31, 2012, we had total financed debt outstanding (bank loans and bonds) of Ch$ 3,175,636 million, of which Ch$ 1,610,325 million, or 51%, bore interest at variable interest rates. Interest rate changes would result in gains or losses in the market value of our debt portfolio due to differences in market interest rates and the rates in the debt agreements. We frequently monitor our exposure to interest rate fluctuations. We regularly examine our strategy with regard to hedging.

Foreign currency risk

At December 31, 2012, a portion of our long-term interest-bearing debt is exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. From time to time we enter into physical and cash settled foreign exchange contracts to cover the foreign exchange risk inherent in the actual cash disbursements related to amortizations of foreign currency denominated debt. Including the effect of cross currency swaps, at December 31, 2012, we had outstanding foreign exchange contracts with notional amounts of U.S. $2,745 million dollars to hedge future debt payments denominated in U.S. dollars. At December 31, 2012, approximately 14% of our debt was denominated in U.S. dollars, 21% in UF, 55% in Chilean pesos, 1% in Argentine pesos, 3% in Peruvian nuevos soles, 3% in Brazilian reais (including hedges) and 3% in Colombian pesos.

Item 12. Description of Securities Other than Equity Securities

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, a New York banking corporation, is the Depositary under our Deposit Agreement dated April 11, 2012.

Each ADS represents three shares (or a right to receive three shares) deposited with the principal Santiago office of Banco Santander Chile, as custodian for the Depositary. Each ADS may also represent any other securities, cash or other property which may be held by the Depositary from time to time. The depositary’s corporate trust office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Chilean law governs shareholder rights. The Depositary is the holder of the shares underlying the ADSs. The deposit agreement among us, the Depositary and holders of ADSs, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

Share dividends and other distributions

The Depositary is required, to the extent that in its judgment it can convert Chilean pesos on a reasonable basis into U.S. dollars and transfer the U.S. dollars to the United States, and subject to Chilean law, to convert all cash dividends and other cash distributions that it receives in respect of the deposited shares of Cencosud common stock into U.S. dollars and to distribute the amount thus received (net of the fees and any conversion expenses of the Depositary) to the holders of ADSs in proportion to the number of ADSs representing such shares held by each of them. See “Item 10.—D. Exchange Controls.” The amount distributed also will be reduced by any amounts required to be withheld by us, the Depositary or the Custodian on account of taxes or other governmental charges. If the Depositary determines that in its judgment any currency received by it cannot be so converted on a reasonable basis and transferred, the Depositary may distribute, or in its discretion hold, such foreign currency, without liability for interest thereon, for the respective account of the ADS holders entitled to receive the same.

If a distribution upon the deposited shares of Cencosud common stock by us consists of a dividend in, or a free distribution of, shares of Cencosud common stock, upon receipt by or on behalf of the Depositary of such additional shares of Cencosud common stock from us, the Depositary may or shall, if we so request, distribute to the holders of ADSs, in proportion to their holdings, additional ADSs representing the number of shares of Cencosud common stock so received as such dividend or distribution, in either case after deduction or payment of the fees and expenses of the Depositary. If such additional ADSs are not so issued, each ADS shall thereafter also represent the additional shares of Cencosud common stock distributed with respect to the shares of Cencosud common stock represented thereby. In lieu of delivering fractions of ADSs, in any such case, the Depositary will sell the amount of shares of Cencosud common stock represented by the aggregate of such fractions and distribute the net proceeds in dollars, all in the manner and subject to the conditions set forth in the Deposit Agreement.

If we offer or cause to be offered to the holders of shares of Cencosud common stock any rights to subscribe for additional shares of Cencosud common stock or any rights of any other nature, the Depositary, after consultation with us, shall have discretion as to the procedure to be followed in making such rights available to holders of ADSs or in disposing of such rights and distributing the net proceeds thereof as in the case of a distribution received in cash. If at the time of the offering of any such rights the Depositary determines that it is lawful and feasible to do so, the Depositary may, after consultation with us, distribute such rights available to holders by means of warrants or otherwise. To the extent the Depositary determines, in its discretion, that it is not lawful or feasible to make the rights available, it may sell such rights, warrants or other instruments, if a market is available therefor, at public or private sale, at such place or places and upon such terms as the Depositary may deem proper and allocate the net proceeds of such sales, net of the fees and expenses of the Depositary, for the accounts of the holders of ADSs otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such holders of ADSs because of exchange restrictions or the date of delivery of any ADRs or otherwise. If, by the terms of the rights offering or by reason of applicable law, the Depositary may neither make such rights available to the holders nor dispose of such rights and distribute the net proceeds thereof, the Depositary shall allow the rights to lapse.

The Depositary will not offer such rights to the holders of ADSs unless both the rights and the securities to which the rights relate are either exempt from registration under the Securities Act or are registered under the Securities Act. If a holder of ADSs requests a distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary will not effect the distribution unless it has received an opinion of our United States counsel satisfactory to the Depositary upon which the Depositary may rely that the distribution is exempt from registration under the provisions of the Securities Act. However, we will have no obligation to file a registration statement under the Securities Act to make available to holders of ADSs any right to subscribe for or to purchase any securities. If an exemption from registration is not available and a registration statement is not filed, holders of ADSs will not be permitted to purchase such securities or otherwise exercise such rights and the Depositary may sell such rights for the account of such holders of ADSs as described in the preceding paragraph. Such a disposal of rights may reduce the proportionate equity interest in us of the holders of ADSs.

The Depositary will send to holders of ADSs anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which cash ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to holders of ADSs unless it receives satisfactory evidence from us that it is legal to make that distribution.

Issuance of ADSs

The Depositary has agreed that, upon deposit with the Custodian of the requisite number of shares of Cencosud common stock and receipt of evidence satisfactory to it that the conditions to deposit described below have been met, and subject to the terms of the Deposit Agreement, the Depositary will deliver to, or upon the order of, the person or persons specified by the Depositary upon payment of the fees, governmental charges and taxes provided in the Deposit Agreement, the number of ADSs issuable in respect of such deposit.

Cancellation and withdrawal of ADSs

Upon surrender of ADSs at the Corporate Trust Office of the Depositary and payment of the fees of the Depositary and of the taxes and governmental charges, if any, provided for in the Deposit Agreement and subject to the terms thereof, ADS holders are entitled to delivery of the deposited shares of Cencosud common stock, any other property or documents of title at the time represented by the surrendered ADSs.

Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may deliver ADSs prior to the receipt of shares of Cencosud common stock (a “Pre-Release”) and may receive ADSs in lieu of shares of Cencosud common stock. Each Pre-Release shall be:

•	preceded or accompanied by a written representation and agreement from the person to whom ADSs are to be delivered that such person, or its customer,

•	owns the shares of Cencosud common stock or ADSs to be remitted, as the case may be,

•	assigns all beneficial right, title and interest in such shares of Cencosud common stock to the Depositary for the benefit of the owners of the ADSs, and

•	agrees in effect to hold such shares of Cencosud common stock for the account of the Depositary until delivery of the same upon the Depositary’s request,

•	at all times fully collateralized (such collateral marked to market daily) with cash or such other collateral as the Depositary deems appropriate,

•	terminable by the Depositary on not more than five business days’ notice, and

•	subject to such further indemnities and credit regulations as the Depositary reasonably deems appropriate.

The Depositary will limit the number of ADSs involved in such Pre-Release transactions so that the number of ADSs represented thereby will not, at any one time, exceed 30 percent of the total number of ADSs then outstanding; however, the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.

The Depositary shall not be required to accept for deposit any shares of Cencosud common stock unless it receives evidence satisfactory to the Depositary that any approval, if required, has been granted by any governmental body in Chile that is then performing the function of the regulation of currency exchange.

If the person proposing to deposit shares of Cencosud common stock is not domiciled or resident in Chile, the Custodian shall not accept those shares of Cencosud common stock unless it receives from or on behalf of that person sufficient evidence that the shares of Cencosud common stock were purchased in full compliance with the foreign exchange regulations applicable to investments in Chile (either Chapter XIV of the Compendium of Foreign Exchange Regulation of the Central Bank or Decree Law 600 of 1974, as amended, and related agreements with the Foreign Investment Committee) and, if applicable, an instrument whereby that person assigns and transfers to the Depositary any rights it may have under Chilean regulations relating to currency exchange. Pursuant to Chapter XIV of the Compendium of Foreign Exchange Regulations of the Central Bank, the Custodian and/or the Depositary must give notice to the Central Bank of Chile that the shares of Cencosud common stock have been deposited in exchange for ADSs.

If required by the Depositary, shares of Cencosud common stock presented for deposit at any time, whether or not our transfer books or the transfer books of the Foreign Registrar, if applicable, are closed, must also be accompanied by an agreement or assignment, of other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Custodian of any dividend, or right to subscribe for additional shares of Cencosud common stock or to receive other property which any person in whose name the shares of Cencosud common stock are or have been recorded may thereafter receive upon or in respect of such deposited shares of Cencosud common stock, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary.

At the request, risk and expense of any person proposing to deposit shares of Cencosud common stock, and for the account of such person, the Depositary may receive certificates for shares of Cencosud common stock to be deposited, together with the other instruments herein specified, for the purpose of forwarding such share certificates to the Custodian for deposit hereunder.

Upon each delivery to a Custodian of a certificate or certificates for shares of Cencosud common stock to be deposited hereunder, together with the other documents above specified, such Custodian must, as soon as transfer and recordation can be accomplished, present such certificate or certificates to us or the Foreign Registrar, if applicable, for transfer and recordation of the shares of Cencosud common stock being deposited in the name of the Depositary or its nominee or such Custodian or its nominee.

In the event that Shares are to be redeemed and, as a result, Shares registered in the name of the Custodian are called for redemption by the us, the Depositary will call for the redemption of ADSs (in aggregate number representing the number of Shares registered in the name of the Custodian called for redemption) and may adopt such method as it may deem equitable and practicable to select the ADSs called for redemption.

Voting rights

As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holder of shares of Cencosud common stock, as defined in the Deposit Agreement, if we so request, the Depositary has agreed to mail to holders of ADRs registered on the books of the Depositary a notice in English containing

•	such information as is contained in such notice,

•

a statement that each holder of ADSs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Chilean law and our Bylaws to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Cencosud common stock represented by such holders’ ADSs, and

•

a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by us.

Upon the written request of a holder of ADSs on such record date, received on or before the date established by the Depositary for such purpose, the Depositary has agreed to endeavor insofar as practicable to vote or cause to be voted the amount of shares of Cencosud common stock represented by the ADSs in accordance with any instruction set forth in such request. If no instructions are received by the Depositary from a holder of ADSs with respect to any of the shares of Cencosud common stock represented by such holder’s ADSs on or before the date established by the Depositary for such purpose, the Depositary will give a discretionary proxy to a person designated by us to vote the amount of shares of Cencosud common stock represented by those ADSs, unless we have notified the Depositary that (i) we do not wish such proxy given, (ii) we believe substantial shareholder opposition exists, or (iii) we believe the matter to be voted on would have a material and adverse effect on the rights of holders of our shares.

There are no legal or practical impediments to an ADS holder’s ability to vote that are not faced by holders of our shares of common stock except that there can be no assurance that we have request the Depositary to send the notice or that ADS holders will receive notice of meetings in time to instruct the Depositary before the applicable cutoff date.

Record dates

Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to shares of Cencosud common stock or whenever the Depositary shall receive notice of any meeting of holders of shares of Cencosud common stock or shareholders generally, the Depositary will fix a record date that will be the same as, or as near as practicable to the record date fixed by us with respect to the Cencosud common stock for the determination of the holders of ADSs who are entitled to receive such dividend, distribution or rights, or net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement. Subject to the Deposit Agreement, only such holders of ADSs at the close of business on such record date shall be entitled to receive or be affected by any such dividend, distribution, proceeds, exchange or other matter or to give such voting instructions.

In the event that the record date determined by the Depositary (the “ADS Record Date”) and that established by us (the “Common Stock Record Date”) are not the same, ADS holders on the Common Stock Record Date who dispose of their ADSs prior to the ADS Record Date will not receive dividends paid in respect of the shares of Cencosud common stock represented by such holder’s ADSs on the Common Stock Record Date.

Reports and other communications

The Depositary will maintain at its transfer office in the Borough of Manhattan, the City of New York, facilities for the execution and delivery, registration of transfers and surrender of ADSs, in accordance with the provisions of the Deposit Agreement, which at reasonable times will be open for our inspection and inspection by the holders of ADSs, provided that such inspection shall not be for the purpose of communication with holders of ADSs in the interest of a business or object other than our business or a matter related to the Deposit Agreement or the ADSs.

We will transmit to the Depositary copies (translated into English) of any communications generally distributed to holders of Cencosud common stock. The Depositary will make available for inspection by ADS holders at the Corporate Trust Office of the Depositary any reports and communications, including any material soliciting voting instructions, received from us that are both

•	received by the Depositary or the Custodian or the nominee of either as a holder of shares of Cencosud common stock and

•	made generally available to the holders of shares of Cencosud common stock by us.

The Depositary will also send to ADS holders copies of such reports when furnished by us as provided in the Deposit Agreement.

On or before the first date on which we give notice, by publication or otherwise, of any meeting of the holders of shares of Cencosud common stock or shareholders generally, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or offering of any rights, we shall transmit to the Depositary and the Custodian a written English-language version of the notice thereof in the form given or to be given to holders of shares of Cencosud common stock. The Depositary will, if we request, at our expense, arrange for the mailing of such notices to all ADR holders.

Payment of taxes

If any tax or governmental charge becomes payable with respect to any ADS or any shares of Cencosud common stock represented by any ADSs, including without limiting the generality of the foregoing any Chilean tax on a gain realized, or deemed to be realized, upon the withdrawal or sale of shares of Cencosud common stock, such tax or other governmental charge will be payable to the Depositary by the holder of the ADSs, who must pay the amount thereof to the Depositary upon demand. The Depositary may refuse to effect any transfer of such ADSs or any withdrawal of the shares of Cencosud common stock represented by such ADSs until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the holder of the ADS thereof any part or all of the shares of Cencosud common stock represented by such ADSs, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the holder of such ADSs shall remain liable for any deficiency. In the event the Depositary determines that there is a reasonable possibility that a tax would be imposed upon the withdrawal of shares in exchange for surrendered ADSs the Depositary may require, as a condition to such exchange, that the withdrawing investor provide satisfactory security to the Depositary in an amount sufficient to cover the estimated amount of such tax.

Amendment and termination

The form of the ADRs and the Deposit Agreement may at any time be amended by written agreement between us and the Depositary. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex, or facsimile transmission costs, delivery costs or other such expense) or that otherwise prejudices any substantial existing right of ADS holders, will not take effect as to outstanding ADSs until the expiration of 30 days after notice of such amendment has been given to the record holders of outstanding ADSs. Every holder of ADSs at the time such amendment so becomes effective will be deemed, by continuing to hold such ADSs, to consent and agree to such amendment and to be bound by the Deposit Agreement or the ADRs as amended thereby. In no event may any amendment impair the right of any ADS holder to surrender its ADSs and receive therefor the shares of Cencosud common stock represented thereby, except in order to comply with mandatory provisions of applicable law.

Whenever we direct, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the holders of ADSs at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement at any time 60 days after the Depositary shall have delivered to us its written resignation provided that a successor depositary shall not have been appointed and accepted its appointment before the end of such 60-day period. If any ADSs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADSs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue the collection of dividends and other distributions pertaining to the shares of Cencosud common stock, the sale of property and rights as provided in the Deposit Agreement and the delivery of shares of Cencosud common stock, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADSs. At any time after the expiration of four months from the date of termination, the Depositary may sell the shares of Cencosud common stock and hold the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADSs that have not theretofore been surrendered.

Limits on our obligations and the obligations of the depositary; limits on liability to ADS holders

Neither we nor the Depositary assume any obligation nor will we be subject to any liability under the Deposit Agreement to holders of ADSs, except that we agree to perform our obligations specifically set forth in the Deposit Agreement without negligence or bad faith. Neither we nor the Depositary will be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the ADRs on behalf of any holder of ADSs or other person, and the Custodian will not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. The Depositary will not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary. The Depositary will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is without negligence and in good faith. None of the limitations described in this section will affect investor rights under U.S. federal securities laws.

Disclosure of interest in ADSs

Holders of ADSs are subject to certain provisions of the rules and regulations promulgated under the Exchange Act relating to the disclosure of interests in the shares of Cencosud common stock. Any holder of ADSs who is or becomes directly or indirectly interested in five percent (or such other percentage as may be prescribed by law or regulation) or more of the outstanding shares of Cencosud common stock must within ten days after becoming so interested and thereafter upon certain changes in such interests notify us as required by such rules and regulations. In addition, holders of ADSs as a matter of Chilean law are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of Law 18,045 of Chile, which provision may apply when a holder beneficially owns ten percent or more of the Cencosud common stock or has the intention of taking control of Cencosud. See “Item 10. B. Memorandum and Articles of Association.”

Requirements for depositary actions

As a condition precedent to the delivery, registration of transfer or surrender of any ADSs or any split up or combination of ADR or withdrawal of any shares of Cencosud common stock, we, the Depositary or the Custodian may require from the holder or the presenter of the ADR or the depositor of the shares.

•

payment of a sum sufficient to pay or reimburse the Depositary, the Custodian or us for any tax or other governmental charge and any stock transfer or registration fee or any charge of the Depositary upon delivery of the ADS or upon surrender of the ADS, as set forth in the Deposit Agreement, and

•

the production of proof satisfactory to the Depositary or Custodian of the identity or genuineness of any signature and proof of citizenship, residence, exchange-control approval, legal or beneficial ownership, compliance with all applicable laws and regulations, compliance with all other applicable provisions governing the shares of Cencosud common stock and the terms of the Deposit Agreement or other information as the Depositary may deem necessary or proper or as we may require by written request to the Depositary or the Custodian.

The delivery, registration, registration of transfer of ADSs or split-up or combination of ADRs, or the deposit or withdrawal of shares of other property represented by ADSs, in particular instances or generally, may be suspended during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or us at any time or from time to time.

The Depositary will act as ADS registrar or appoint a registrar or one or more co-registrars for registration of the ADSs in accordance with any requirements of the New York Stock Exchange or of any other stock exchange on which the ADSs may be listed or quoted.

The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers of ADSs or combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders of ADSs or persons entitled to ADSs and will be entitled to protection and indemnity to the same extent as the Depositary.

Books of depositary

The transfer of the ADSs is registrable on the books of the Depositary, provided, however, that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties.

Valuation of underlying shares for Chilean law purposes

For all purposes of valuation under Chilean law, the Deposit Agreement provides that the acquisition value of the shares of Cencosud common stock delivered to any holder upon surrender of ADSs shall be the highest reported sales price of the Cencosud common stock on the Santiago Stock Exchange for the day on which the transfer of the Cencosud common stock is recorded under the name of such holder on our books. In the event that no such sales price is reported by the Santiago Stock Exchange or another organized securities market during that day, the value shall be deemed to be the highest sale price on the day during which the last trade took place. However, if more than 30 days have lapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean Consumer Price Index for the corresponding term.

Depositary Fees and Expenses

Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to The Bank of New York Mellon, either directly or indirectly, fees or charges up to the amounts set forth in the table below:

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates or if ADSs are redeemed

$.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders

$.05 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Any charges incurred by the Depositary or its agents for servicing the deposited securities	•	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

Depositary Payments

No fees or other payments, direct or indirect, were received by Cencosud from the Depositary in connection with its American Depositary Shares program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	USE OF PROCEEDS

Not applicable.

Item 15. Controls and Procedures

A.	DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2012, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The members of the audit committee are David Gallagher Patrickson, Roberto Oscar Philipps and Cristián Eyzaguirre Johnston, each of whom is independent within the meaning of the SEC corporate governance rules. Our Board Of Directors has determined that Roberto Oscar Philipps is “audit committee financial expert” as defined by the SEC.

Item 16B.	Code of Ethics

We have adopted a code of ethics and business conduct that applies to our directors, executive officers and all employees. The text of our code of ethics is posted on our web site at: www.cencosud.com/inversionistas/ under the “informacion de interes” tab. The information on our website is not incorporated by reference into this document.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada (“PwC”), an independent registered public accounting firm and our principal external auditors, for the periods indicated. Except as set forth below, we did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31, 2012
	(in millions of Ch$)
	2012	2011	2010
Audit Fees(1)	5,859,442	4,788,969	3,960,532
Audit- Related Fees(2)	277,914	883,778	0
Tax Fees(3)	393,073	344,392	711,520
Total	6,530,429	6,017,139	4,672,052

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings, including the IPO.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services.
(3)	“Tax Fees” in the above table are fees billed for tax compliance and tax consultations in Argentina, Brazil, Chile, Peru and Colombia.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2012, 2011 and 2010 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, PwC, has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2012, 2011 and 2010, PwC has not expressed reliance on another accountant or accounting firm in its report on our audited annual financial statements for such periods.

During the years ended December 31, 2012, 2011 and 2010 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit the our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

Item 16G.	Corporate Governance

General Summary of Significant Differences With Regard To Corporate Government Standards

As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of most of the NYSE’s corporate governance listing standards, or the NYSE Standards. Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain NYSE listing and, in accordance with Section 303A.11 of the NYSE Listed Company Manual, a brief, general summary of those differences is provided as follows.

Composition of the Board of Directors; Independence. The NYSE listing standards provide that listed companies must have a majority of independent directors and that certain board committees must consist solely of independent directors. Under NYSE rule 303A.02, a director qualifies as independent only if the board affirmatively determines that such director has no material relationship with the company, either directly or indirectly. In addition, the NYSE listing standards enumerate a number of relationships that preclude independence.

Under the amendment to the Chilean Corporations Act, in effect as of January 1, 2010, an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2013 approximately Ch$33,800 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporation Act enumerates a number of relationships that preclude independence. The Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards and procedures to conduct related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, must be in the interest of and for the benefit of the company, compare in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporation Act. See “Item 7. Major Shareholders and Related Party Transactions.”

Furthermore, such transactions must be reviewed by the directors committee (as defined below); they require prior approval by the board of directors, excluding interested directors, and must be disclosed at the next meeting of shareholders, unless such transactions fall within one the exemptions contemplated by the Chilean Corporations Act (i.e., di minimis transaction amount, or if the counterparty is a wholly owned subsidiary or when the transaction falls within the ordinary course as so determined in the company’s policy on recurring business transactions as approved by the board of directors). See “Item 7. Major Shareholders and Related Party Transactions.” Pursuant to NYSE rule 303A.00, we may follow Chilean practices and are not required to have a majority of independent directors.

Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies that the board may propose to the shareholders at a shareholders’ meeting, (c) review related party transactions, and issue a report on such transactions, (d) review the managers, principal executive officers’ and employees’ compensation policies and plans, (e) prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (f) report to the board of directors the convenience of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (g) perform other duties as defined by the company’s bylaws, by the general shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6. Directors, Senior Management and Employees—Board Practices.”

Shareholder Approval of Equity-Compensation Plans. Under NYSE listing standards, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. An “equity-compensation plan” is a plan or other arrangement that provides for the delivery of equity securities of the listed company to any employee, director or other service provider as compensation for services.

Under Chilean law, if previously approved by shareholders at an extraordinary shareholders’ meeting, up to ten percent of a capital increase in a publicly traded company may be set aside to fund equity-compensation plans for the company’s employees and/or for the employees of the company’s subsidiaries. Pursuant to NYSE rule 303A.00, as a foreign private issuer, we may follow Chilean practices and are not required to comply with the NYSE listing standards with respect to shareholder approval of equity-compensation plans.

Corporate Governance Guidelines. The NYSE listing standards provide that listed companies must adopt and disclose corporate governance guidelines with regard to (a) director qualifications standards; (b) director responsibilities; (c) director access to management and independent advisors; (d) director compensation; (e) director orientation and continuing education; (f) management succession; and (g) annual performance evaluation of the board.

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is determined by the annual meeting of shareholders pursuant to applicable law. As a foreign private issuer, we may follow Chilean practices and are not required to adopt and disclose corporate governance guidelines.

During 2012, the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or “SVS) adopted new regulations that require publicly traded corporations to produce information about the standards of their corporate governance currently in place and disclose such information not later than June 30, 2013 and thereafter on March 31 of each calendar year.

In compliance with such regulations, the Company intends to deliver and make public the relevant information about its corporate governance practices and policies as currently in effect, as well as the corporate governance practices and policies that it is either in the process of adopting or reviewing for future implementation.

Code of Business Conduct. The NYSE listing standards require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a code of ethics, which includes business conduct guidelines that apply generally to all of our executive officers and employees. A copy of this code of business conduct, as amended, is available in our website at www.cencosud.com/inversionistas/ under the “informacion de interes” tab. The information on our website is not incorporated by reference into this document.

Information of Interest to the Market. In 2008, the SVS promulgated new rules which require public companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and black-out periods for such transactions. This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors. The manual took effect on June 1, 2008. A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010, is available in our website at http://www.cencosud.com/inversionistas/ The information on our website is not incorporated by reference into this document.

Executive Sessions. To empower non-management directors to serve as a more effective check on management, NYSE listing standards provide that non-management directors of each company must meet at regularly scheduled executive sessions without management.

Under Chilean law, the office of director is not legally compatible with that of a company officer in publicly traded companies. The board of directors exercises its functions as a collective body and may partially delegate its powers to executive officers, attorneys, a director or a board commission of the company, and for specific purposes to other persons. As a foreign private issuer, we may follow Chilean practices and are not required to comply with the NYSE listing standard for executive sessions.

Certification Requirements. Under NYSE listing standards, Section 303A.12(a) provides that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and Section 303A.12(b) provides that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

As a foreign private issuer, we must comply with Section 303A.12(b) of the NYSE listing standards, but we are not required to comply with 303A.12(a).

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements.

See pages F-1 through F-167 of this annual report.

Item 19. Exhibits

Exhibit No.	Description

1.1	Restated bylaws of Cencosud S.A.

4.1	Stock Purchase Agreement among UBS A.G., London Branch, as buyer, Palermo Argentina Holdings I, S.L., Palermo Argentina Holdings II, S.L., International Finance Corporation, SCF Chile S.A., BSSF Chile S.A., and BSSFP Chile S.A, as sellers, dated March 30, 2011, previously filed as exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-181711) filed with the Securities and Exchange Commission on May 25, 2012 (“Form F-1”) and incorporated by reference herein.

4.2	Option Agreement between Cencosud S.A. and UBS A.G., London Branch, dated March 30, 2011, and related documents.

4.3	Indenture, dated as of January 20, 2011, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent.

4.4	Indenture, dated as of December 6, 2012, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent.

4.5	Credit Agreement, dated as of October 17, 2012, among Cencosud S.A., as borrower, the lenders party thereto, and JPMorgan Chase Bank, National Association, as Administrative Agent.

4.6	Share Purchase Agreement, dated as of October 18, 2012, between Carrefour Nederland B.V., Carrefour S.A. and Cencosud S.A.

4.7	English language summary of the 2013 Plan—Stock Option Plan, previously filed as exhibit 10.3 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.8	English language summary of the Incentive Plan—Stock Option Plan, previously filed as exhibit 10.4 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.9	English language summary of the Retention Plan—Stock Option Plan.

8.1	Subsidiaries of Cencosud S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cencosud S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of integral income by function, comprehensive income, changes in net equity and cash flows present fairly, in all material respects, the financial position of Cencosud S.A. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile

May 6, 2013

Cencosud S.A. and subsidiaries Consolidated statements of financial position

		As of December 31,
Assets	Note	2012	2011
		ThCh$	ThCh$

Current assets
Cash and cash equivalents	5	237,720,805	145,061,581
Other financial assets, current	6	68,166,868	221,929,204
Other non-financial assets, current	22	9,991,791	12,258,841
Trade receivables and other receivables	8	1,060,332,866	929,868,791
Receivables from related entities, current	9	323,624	82,334
Inventory	10	926,761,585	769,472,451
Current tax assets	16	31,269,885	6,962,369

Total current assets		2,334,567,424	2,085,635,571

Non-current assets
Other financial assets, non-current	6	41,007,224	46,979,614
Other non-financial assets, non-current	22	38,268,125	35,051,959
Trade receivable and other receivables, non-current	8	142,306,161	194,443,515
Equity method investment	11	42,272,108	38,830,440
Intangible assets other than goodwill	12	544,511,965	526,687,793
Goodwill	13	1,824,972,594	1,013,309,102
Property, plant and equipment	14	2,977,837,830	2,228,528,801
Investment property	15	1,471,343,789	1,310,143,075
Non-current tax assets,	16	4,825,534	—
Deferred income tax assets	16	252,086,839	164,477,932

Total non-current assets		7,339,432,169	5,558,452,231

Total assets		9,673,999,593	7,644,087,802

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated statements of financial position

		As of December 31,
Net equity and liabilities	Note	2012	2011
		ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	17	1,179,131,616	597,877,250
Trade payables and other payables	18	1,902,395,915	1,533,784,404
Payables to related entities, current	9	974,469	1,447,631
Provisions and other liabilities	19	42,623,763	17,980,677
Current income tax liabilities	16	46,798,474	40,490,319
Current provision for employee benefits	21	78,799,860	68,649,874
Other non-financial liabilities, current	20	78,316,560	71,050,305

Total current liabilities		3,329,040,657	2,331,280,460

Non-current liabilities
Other financial liabilities,	17	2,359,500,539	1,868,585,577
Trade accounts payables	18	7,410,802	11,150,691
Provisions and other liabilities	19	111,321,038	81,772,245
Deferred income tax liabilities	16	397,605,514	317,970,794
Other non–financial liabilities, non–current	20	70,909,299	82,721,789

Total non-current liabilities		2,946,747,192	2,362,201,096

Total liabilities		6,275,787,849	4,693,481,556

Net equity
Paid-in capital	23	1,551,811,762	927,804,431
Retained earnings	23	1,852,745,697	1,660,432,903
Issuance premium	23	477,341,095	477,341,095
Other reserves	23	(484,364,409)	(202,722,478)

Net equity attributable to controlling shareholders		3,397,534,145	2,862,855,951
Non-controlling interest	23	677,599	87,750,295

Total net equity		3,398,211,744	2,950,606,246

Total net equity and liabilities		9,673,999,593	7,644,087,802

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated statements of integral income by function

		For the year ended December 31,
Statement of integral income	Note	2012	2011	2010
		ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	24	9,149,077,107	7,604,806,373	6,236,973,608
Cost of Sales	25	(6,547,831,773)	(5,434,916,638)	(4,457,228,589)

Gross Margin		2,601,245,334	2,169,889,735	1,779,745,019
Other income by function	25	107,110,070	85,127,877	43,870,984
Distribution cost	25	(20,233,594)	(15,017,899)	(11,362,548)
Administrative expenses	25	(1,925,414,111)	(1,513,955,378)	(1,237,915,795)
Other expenses by function	25	(176,173,759)	(140,400,227)	(121,795,565)
Other gain (losses), net	25	1,332,431	(12,658,588)	10,771,983
Financial income	25	8,110,468	10,984,101	16,922,479
Financial expenses	25	(211,022,110)	(144,135,731)	(86,729,752)
(Losses) from indexation	25	(25,915,449)	(31,288,530)	(15,656,615)
Exchange differences	25	(2,679,798)	(9,876,115)	(2,052,778)
Participation in profit or loss of equity method associates	11	5,639,716	5,778,560	7,513,999

Profit before tax		361,999,198	404,447,805	383,311,411
Income tax charge	26	(109,190,068)	(119,555,608)	(76,830,033)

Profit from ongoing operations		252,809,130	284,892,197	306,481,378

Profit attributable to controlling shareholders		249,958,615	274,332,941	296,261,227
Profit attributable to non–controlling shareholders	23.6	2,850,515	10,559,256	10,220,151

Net income		252,809,130	284,892,197	306,481,378

Earnings per share
Basic earnings per share	27	107.4	121.2	130.9
Diluted earnings per share	27	106.4	120.0	129.6

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated statements of comprehensive income by function

	For the year ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Net income	252,809,130	284,892,197	306,481,378

Other comprehensive income and expenses debited or credited in equity
Foreign currency translation adjustments	(237,650,726)	80,199,792	(103,197,358)
Cash flow hedge	16,862,328	5,808,527	(1,620,627)
Income tax related to cash flow hedge presented in other comprehensive income	(3,372,466)	(987,450)	275,507

Total other comprehensive income and expense	(224,160,864)	85,020,869	(104,542,478)
Total comprehensive income and expense	28,648,266	369,913,066	201,938,900

Comprehensive income and expense attributable to controlling shareholders	34,001,833	357,048,531	201,685,824
Non-controlling shareholders	(5,353,567)	12,864,535	253,076

Total comprehensive income and expense	28,648,266	369,913,066	201,938,900

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of changes in net equity

For the year ended December 31, 2012

			Other reserves
Statement of changes in net equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total other reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2012	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,660,432,903	2,862,855,951	87,750,295	2,950,606,246

Changes in equity
Comprehensive income
Net income							249,958,615	249,958,615	2,850,515	252,809,130
Other comprehensive income			(229,446,644)	13,489,862	—	(215,956,782)		(215,956,782)	(8,204,082)	(224,160,864)

Total Comprehensive income			(229,446,644)	13,489,862	—	(215,956,782)	249,958,615	34,001,833	(5,353,567)	28,648,266

Share issuance	624,007,331				—			624,007,331	—	624,007,331
Dividends							(57,645,821)	(57,645,821)		(57,645,821)
Option (call–put) (see 23.5)					92,991,292	92,991,292		92,991,292		92,991,292
Stock option (see 33)					2,297,559	2,297,559		2.297,559		2,297,559
Decrease due to changes in ownership interest without a loss of control (see 23.5)					(160,974,000)	(160,974,000)	—	(160,974,000)	(81,719,129)	(242,693,129)

Total transactions with owners	624,007,331	—	—	—	(65,685,149)	(65,685,149)	(57,645,821)	500,676,361	(81,719,129)	418,957,232

Total Changes in equity	624,007,331	—	(229,446,644)	13,489,862	(65,685,149)	(281,641,931)	192,312,794	534,678,194	(87,072,696)	447,605,498

Ending balance, as of December 31, 2012	1,551,811,762	477,341,095	(462,497,572)	23,315,468	(45,182,305)	(484,364,409)	1,852,745,697	3,397,534,145	677,599	3,398,211,744

Cencosud S.A. and subsidiaries

Consolidated statements of changes in net equity

For the year ended December 31, 2011

			Other reserves
Statement of changes in net equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total other reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2011	927,804,431	477,341,095	(310,945,441)	5,004,529	56,225,241	(249,715,671)	1,459,277,564	2,614,707,419	74,885,760	2,689,593,179

Changes in equity
Comprehensive income
Net income		—	—	—	—	—	274,332,941	274,332,941	10,559,256	284,892,197
Other comprehensive income		—	77,894,513	4,821,077	—	82,715,590	—	82,715,590	2,305,279	85,020,869
Total Comprehensive income	—	—	77,894,513	4,821,077	—	82,715,590	274,332,941	357,048,531	12,864,535	369,913,066
Dividends	—	—	—	—	—	—	(73,177,602)	(73,177,602)	—	(73,177,602)
Option (call–put) (see 3.1.5)	—	—	—	—	(39,315,720)	(39,315,720)	—	(39,315,720)	—	(39,315,720)
Stock option (see 33)	—	—	—	—	2,297,562	2,297,562	—	2,297,562	—	2,297,562
Other increase (decrease) to net equity	—	—	—	—	1,295,761	1,295,761	—	1,295,761	—	1,295,761

Total transaction with owners	—	—	—	—	(35,722,397)	(35,722,397)	(73,177,602)	(108,899,999)	—	(108,899,999)

Total Changes in equity	—	—	77,894,513	4,821,077	(35,722,397)	46,993,193	201,155,339	248,148,532	12,864,535	261,013,067

Ending balance, as of December 31, 2011	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,660,432,903	2,862,855,951	87,750,295	2,950,606,246

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of cash flows

		For the year ended December 31,
	Note	2012	2011	2010
		ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities

Types of revenues from operating activities
Revenue from sale of goods & provision of services		10,742,663,679	8,989,150,451	7,202,531,895
Proceeds from royalties, installments, commissions and other ordinary activities		1,521,785	6,436,783	7,529,045
Receipts from premiums and claims, annuities and other policy benefits underwritten		63,957
Other operating activity revenue		15,653,744	13,681,408	9,940,470

Types of payments
Payments to suppliers for supply of goods & services		(8,355,078,986)	(7,123,940,019)	(5,742,381,601
Payments to and on behalf of personnel		(1,121,179,019)	(892,060,443)	(706,654,084)
Other operating payments		(507,681,060)	(397,015,394)	(361,812,354)
Interest paid		(1,123,089)	(663,380)	(623,120)
Interest received		1,893,069	951,111	1,596,226
Taxes paid		(80,948,678)	(40,466,963)	(7,877,320)
Other cash inflows		22,929,217	11,665,063	4,924,892

Net cash flow from operating activities		718,714,619	567,738,617	407,174,049

Cash flows from (used in) investment activities
Acquisition of subsidiaries		(1,292,423,533)	(21,576,346)	(299,091,574)
Proceeds from sales of property, plant & equipment		22,153,794	2,312,314	6,100,620
Purchases of property, plant & equipment		(575,227,695)	(616,336,080)	(349,793,314)
Purchases of intangible assets		(19,857,531)	(5,732,991)	(687,638)
Dividends received		2,002,606	1,323,919	1,067,722
Interest received		3,362,729	1,964,159	4,356,196
Other financial assets—mutual funds		(13,578,037)	14,292,145	224,371,757

Net cash flow (used in) investment activities		(1,873,567,667)	(623,752,880)	(413,676,231)

Cash flows from (used in) financing activities
Acquisition of non-controlling interests (see note 23.5)		(242,681,460)	—	—
Proceeds from paid in capital		632,987,359	—	—
Proceeds from borrowing at long–term		2,148,614,022	1,345,483,375	613,669,344
Proceeds from borrowing at short–term		3,273,570,701	530,825,961	284,090,114

Total loan proceeds from borrowing		5,812,490,622	1,876,309,336	897,759,458
Repayments of borrowing		(4,332,996,508)	(1,584,962,486)	(748,681,563)
Dividends paid		(53,259,383)	(78,468,618)	(54,928,398)
Interest paid		(171,177,287)	(123,271,067)	(85,890,976)
Other cash outflows		(8,980,028)	—	(3,172,882)

Net cash flow from financing activities		1,246,077,416	89,607,165	5,085,639

Net increase in cash and cash equivalents before the effect of variations		91,224,368	33,592,902	(1,416,543)

Effects of variations in the exchange rate on cash and cash equivalents		1,434,856	3,346,395	4,943,093

Net increase in cash and cash equivalents		92,659,224	36,939,297	3,526,550
Cash and cash equivalents at the beginning of the year	5	145,061,581	108,122,284	104,595,734

Cash and cash equivalents at the end of the year	5	237,720,805	145,061,581	108,122,284

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Notes to the consolidated financial statements

1	General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.743, whose shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 9,149,077,107

During the period ended December 31, 2012, the Company employed an average of 142,675 employees, ending with a total number of 157,967 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,507,103,215 shares of a single series whose main shareholders are the following:

Major shareholders as of December 31, 2012	Shares	Interest
		%
Inversiones Quinchamali Limitada	581,754,802	23.204
Inversiones Latadia Limitada	550,823,211	21.970
Inversiones Tano Limitada	290,063,696	11.570
Banco de Chile third-party accounts	97,095,309	3.873
Banco Santander—JP Morgan	47,012,905	1.875
Paulmann Kemna Horst	56,004,798	2.234
Banco Itaú third-party accounts	93,242,539	3.719
Fondo de Pendiones Provida C	50,933,781	2.032
BanChile Corredores de Bolsa S.A.	41,469,487	1.654
Fondo de Pensiones Habitat C	41,399,718	1.651
Fondo de Pensiones Capital C	34,824,014	1.389
Fondo de Pensiones Habitat B	36,566,841	1.459
Other Shareholders	585,912,114	23.370

Total	2,507,103,215	100.000

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of December 31, 2012	Interest
%
Inversiones Quinchamalí Limitada	23.204
Inversiones Latadía Limitada	21.971
Inversiones Tano Limitada	11.570
Paulmann Kemna Horst	2.234
Manfred Paulmann Koepfer	0.555
Peter Paulmann Koepfer	0.561
Heike Paulmann Koepfer	0.555
Helga Koepfer Schoebitz	0.130
Inversiones Alpa Limitada	0.010

Total	60.79

The consolidated financial statements of Cencosud group corresponding to the year ended December 31, 2012, were approved by the Board of Directors in a session held on May 6, 2013.

2	Summary of the main accounting policies

2.1	Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historic-cost basis, as modified by the revaluation at fair value of certain financial instruments, derivative instruments and investment property.

The presentation of the financial statements in conformity with IFRS requires the use of certain accounting estimates, and also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. Note 4 to these financial statements shows the areas in which a greater level of judgment has been applied, or where there is a higher level of complexity and therefor hypothesis and estimates are material to the financial statements.

The amounts in the attached financial statements are expressed in thousands of Chilean pesos, as the Chilean peso is the functional and presentation currency of the Company. All values have been rounded to the nearest thousand of pesos, except where mentioned.

2.2	New and amended standards adopted by the group

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012, that would be expected to have a material impact on the group.

The following are the new standards interpretations and amendments that have been issued but are not in force for the 2012 period and for which early adoption has not been exercised.

Standards and Interpretations	Mandatory for annual periods beginning

IAS 19 Revised “Employee Benefits”

Issued in June 2012, it replaces IAS 19 (1998). This revised standard modifies the recognition and measurement of expenses for defined benefit plans and termination benefits. In addition, it includes modifications to disclosures of all employee benefits.

01/01/2013

IAS 27 “Separate Financial Statements”

Issued in May 2012, it replaces IAS 27 (2008). The scope of this standard is restricted by this modification to only in the individual financial statements, because the aspects related to the definition of control and consolidation were removed and included in IFRS 10. Its early adoption is permitted together with IFRS 10, IFRS 11 and IFRS 12, as well as the modification to IAS 28.

01/01/2013

IFRS 9 “Financial Instruments”

Issued in December 2009, it modifies the classification and measurement of financial assets. This standard was later modified in November 2011 to include the treatment and classification of financial liabilities. Early adoption is permitted.

01/01/2013 This standard was Modified in December 2012 and its application has been deferred until January 1st 2015.

IFRS 10 “Consolidated Financial Statements”

Issued in May 2012, it replaces SIC 12 “Consolidation of Special Purpose Entities” and parts of IAS 27 “Consolidated Financial Statements.” It establishes clarifications and new parameters for the definition of control, as well as the principles for preparing consolidated financial statements. Its early adoption is permitted together with IFRS 11 and IFRS 12, as well as the modifications to IAS 27 and 28.

01/01/2013

IFRS 11 “Joint Arrangements”

Issued in May 2012, it replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities.” Its modifications include eliminating the concept of jointly controlled assets and the possibility of proportionate consolidation for jointly controlled entities. Its early adoption is permitted together with IFRS 10 and IFRS 12, as well as the modifications to IAS 27 and 28.

01/01/2013

IFRS 12 “Disclosures of Interests in Other Entities”

Issued in May 2012, it applies to those entities that hold investments in subsidiaries, joint ventures and associates. Its early adoption is permitted together with IFRS 10 and IFRS 11, as well as the modifications to IAS 27 and 28.

01/01/2013

IFRS 13 “Fair Value Measurement”

Issued in May 2012, it unifies the standards for measuring how the fair value of assets and liabilities should be measured and the necessary disclosures, and incorporates new concepts and clarifications for their measurement.

01/01/2013

IAS 28 “Investments in Associates and Joint Ventures”

Issued in May 2012, it regulates the accounting treatment of these investments by applying the equity method. Its early adoption is permitted together with IFRS 10, IFRS 11 and IFRS 12, as well as the modification to IAS 27.

01/01/2013

Standards and Interpretations	Mandatory for annual periods beginning

IFRS 7 “Financial Instruments: Disclosures”

Issued in December 2011. Improve disclosures required compensation current assets and liabilities, with the aim of increasing convergence between IFRS and U.S. GAAP. These revelations are focused on quantitative information on financial instruments recognized offset in the Statement of Financial Position. Early adoption is permitted.

01/01/2013

IAS 32 “Financial Instruments: Presentation”

Issued in December 2011. Clarifies the requirements for offsetting financial assets and liabilities in the Statement of Financial Position. Specifically, the law states that compensation should be available to the reporting date and not depend on a future event. It also indicates that it must be legally binding upon both counterparties in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Early adoption is permitted

01/01/2014

Management is evaluating the possible implication of the aforementioned standards coming into force.

Management has evaluated the standard coming into force for the annual period beginning 2013, and has concluded that there is no impact in the financial statements.

2.3	Consolidation basis

2.3.1	Subsidiaries

Subsidiaries are all those entities over which the Group has power to govern the financial and operational policies, generally participating with a shareholding of more than one half of the voting rights. At the time of evaluating whether the Group controls another entity or not, consideration is given to the existence and effect of the potential voting rights currently in force.

Subsidiaries are consolidated from the moment when control is transferred to the Group, and are excluded from the consolidation on the date control ceases.

The group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the group’s voting rights relative to the size and dispersion of holdings of other shareholders give the group the power to govern the financial and operating policies, etc.

The purchase method is used to account for the acquisition of subsidiaries by the Group. The acquisition cost is the fair value of the assets transferred, of the equity instruments issued and of the liabilities incurred or assumed on the transaction date. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. The identifiable assets, liabilities, and contingencies assumed in a business combination are initially measured at their fair value as of the acquisition date, independent of the scope of the non-controlling interest. The excess of the acquisition cost over the fair value of the Group’s interest in the identifiable net assets acquired is recognized as goodwill. If the acquisition cost is lower than the acquired subsidiary’s net assets fair value, the difference is charged to income.

The unrealized profits and balances are eliminated from the intercompany transactions. The unrealized losses are also eliminated unless the transaction shows evidence of a loss due to impairment of a transferred asset. Whenever necessary, in order to ensure the consistency of the policies adopted by the Group, the accounting policies of the subsidiaries and affiliates are modified.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the associate is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.3.2	Associates or related entities

Associates or related entities are those entities where the Group has a significant influence but not control, which is generally reflected in an interest between 20% and 50% of the voting rights. The investments in associates or related entities are accounted for using the equity method and are initially recognized at cost. The investment of the Group in associates or related entities includes the goodwill of the acquisition, net of any accumulated impairment loss.

The Group’s interest in the gains or losses which occurred after the acquisition of its associates or related entities is charged to income, and its participation in the equity changes subsequent to the acquisition that do not correspond to income are allocated to the corresponding equity reserves (and are presented accordingly in the statement of other integral income).

When the Group’s interest in the losses of an associate or related entity is equal to or higher than its interest—including any other uninsured accounts receivable—the Group does not recognize additional losses, unless it has incurred liabilities or payments on behalf of the associate or related entity.

Unrealized profits on transactions between the Group and its associates or related entities are eliminated to the extent of the Group’s interest in such entities. The unrealized losses are also eliminated unless the transaction provides evidence of impairment loss of the asset transferred. Whenever necessary to ensure consistency within the Group’s policy, the accounting policies of the associates are modified.

Dilution gains or losses in associates or related entities are recognized in the statement of income.

The group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impact in the statement of income.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the associate is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

2.4	Subsidiary entities

2.4.1	Directly consolidated entities

The detail of the subsidiaries included in consolidation is as follows:

			Interest percentage
			12/31/2012			12/31/2011	12/31/2010
Country	Tax ID Number	Company name	Direct	Indirect	Total	Total	Total
			%	%	%	%	%
Chile	81.201.000-K	Cencosud Retail S.A.	98.184	1.7761	99.9609	99.9557	99.9735
Chile	96.671.750-5	Easy S.A.	99.5750	0.0000	99.5750	99.5750	99.5750
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A.	99.9929	0.0071	100.0000	100.0000	100.0000
Chile	76.568.660-1	Cencosud Administradora de Procesos S.A.	99.9928	0.0072	100.0000	100.0000	100.0000
Chile	96.978.180-8	Cencosud Internacional Ltda.	74.8487	25.1476	99.9963	99.9957	99.9957
Chile	94.226.000-8	Cencosud Shopping Centers S.A.	99.9999	0.0000	99.9999	99.9999	99.9999
Chile	78.410.310-2	Comercial Food And Fantasy Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.433.310-1	Costanera Center S.A.	99.9999	0.0000	99.9999	99.9999	99.9999
Chile	76.476.830-2	Circulo Mas S.A.	99.0000	1.0000	100.0000	100.0000	100.0000
Chile	99.565.970-0	Banco Paris S.A.	98.8900	1.1100	100.0000	100.0000	100.0000
Chile	83.123.700-7	Mercado Mayorista P y P Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.181.388-9	Cencosud Tiendas	100.0000	0.0000	100.0000	100.0000	0.0000
China	Extranjera	Cencosud (Shangai) Trading CO, Ltda.	100.0000	0.0000	100.0000	100.0000	0.0000

During 2011, the Company incorporated a subsidiary in China called Cencosud Shanghai Trading Co, Ltd. whose main purpose it is to support the commercial management regarding the importation of goods.

2.4.2	Indirect consolidation entities

The financial statements of consolidated subsidiaries also include the following companies:

Country	Tax ID number	Company name
Chile	81.201.000-K	Cencosud Retail S.A.
Chile	76.365.580-6	Jumbo Administradora Norte S.A.
Chile	99.566.580-8	Jumbo Administradora S.A.
Chile	99.571.870-7	Jumbo Administradora Temuco S.A.
Chile	76.819.580-3	Santa Isabel Administradora Norte Ltda.
Chile	76.819.500-5	Santa Isabel Administradora Sur Ltda.
Chile	76.062.794-1	Santa Isabel Administradora S.A.
Chile	88.637.500-K	Paris Administradora Norte Ltda.
Chile	78.448.780-6	Paris Administradora Sur Ltda.
Chile	77.313.160-0	Paris Administradora Centro Ltda.
Chile	77.779.000-5	Paris Administradora Ltda.
Chile	77.301.910-K	Logística y Distribución Paris Ltda.
Chile	77.251.760-2	Jumbo Supermercados administradora ltda..
Chile	77.218.570-7	Cencosud Corredores de Seguros y Servicios Ltda.
Chile	77.312.480-9	Administradora de Servicios Paris Ltda.
Chile	99.586.230-1	Viajes Paris S.A.
Chile	79.829.500-4	Eurofashion Ltda.
Chile	96.671.750-5	Easy S.A.
Chile	76.365.590-3	Easy Administradora Norte S.A.
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A.
Chile	76.023.825-2	Cencosud Servicios Integrales S.A.
Chile	94.226.000-8	Cencosud Shopping Centers S.A.
Chile	88.235.500-4	Sociedad Comercial de Tiendas S.A.
Chile	84.658.300-9	Inmobiliaria Bilbao Ltda.
Chile	78.409.990-8	ACC Alto las Condes Ltda.
Chile	76.433.310-1	Costanera Center S.A.
Chile	96.732.790-5	Inmobiliaria Santa Isabel S.A.
Chile	99.565.970-0	Banco Paris S.A.
Chile	76.099.893-1	Banparis Corredores de Seguros Ltda.
Chile	76.181.388-9	Cencosud Tiendas S.A.
Chile	76.116.801-3	Administradora TMO S.A.
Chile	76.168.900-2	Meldar Capacitación Ltda.
Chile	77.566.430-4	Sociedad Comercializadora de Vestuarios FES Ltda.
Chile	99.512.750-4	MegaJohnsons Puente Alto S.A.
Chile	96.953.470-3	MegaJohnsons S.A.
Chile	96.973.670-5	MegaJohnsons Maipú S.A.
Chile	96.988.680-4	MegaJohnsons Puente S.A.
Chile	96.989.640-0	MegaJohnsons Viña del Mar S.A.
Chile	96.988.700-2	MegaJohnsons Administradora S.A.
Chile	96.988.690-1	MegaJohnsons Quilin S.A.
Chile	76.398.410-9	Johnsons Mega San Bernardo S.A.
Chile	96.978.180-8	Cencosud Internacional Ltda.
Chile	76.190.379-9	Cencosud Detail Administradora Ltda.

Country	Tax ID number	Company name
Argentina	Foreign	Cencosud S.A. (Argentina)
Argentina	Foreign	Unicenter S.A.
Argentina	Foreign	Jumbo Retail Argentina S.A.
Argentina	Foreign	Agrojumbo
Argentina	Foreign	Blaisten S.A.
Argentina	Foreign	Corminas S.A.
Argentina	Foreign	Invor S.A.
Argentina	Foreign	Pacuy S.A.
Argentina	Foreign	Cavas y Viñas El Acequion S.A.
Argentina	Foreign	Carnes Huinca S.A.
Argentina	Foreign	Supermercados Dave S.A.
Argentina	Foreign	Agropecuaria Anjullon S.A.
Argentina	Foreign	Cencosud Viajes S.A.
Uruguay	Foreign	SUDCO Servicios Regionales S.A.
Colombia	Foreign	Easy Colombia S.A.
Colombia	Foreign	Grandes Superficies de Colombia S.A.
Colombia	Foreign	Supermerdados Mayoristas S.A.
Netherlands	Foreign	Colombia Holding Alpha BV
Netherlands	Foreign	Thalie BV
Netherlands	Foreign	Calliope BV
Netherlands	Foreign	Uranie BV
Netherlands	Foreign	Coledim BV
Brazil	Foreign	Cencosud Brasil S.A.
U.S.A.	Foreign	Gbarbosa Holding LLC
Brazil	Foreign	Gbarbosa Holding S.A.
Brazil	Foreign	Gbarbosa Comercial Ltda.
Brazil	Foreign	Mercantil Rodríguez Comercial Ltda.
Brazil	Foreign	Perini Comercial de Alimentos Ltda.
Brazil	Foreign	Prezunic Ltda.
Peru	Foreign	Cencosud Perú
Peru	Foreign	Teledistribución S.A.
Peru	Foreign	Almacenes Metro S.A.
Peru	Foreign	E. Wong S.A.
Peru	Foreign	Hipermercados Metro S.A.
Peru	Foreign	Tres Palmeras S.A.
Peru	Foreign	Las Hadas Inversionistas S.A.
Peru	Foreign	Cinco Robles SAC
Peru	Foreign	ISMB Supermercados S.A.
Peru	Foreign	Travel International Partners Perú S.A.
Peru	Foreign	Banco Cencosud S.A.
Peru	Foreign	Loyalty Peru SAC.

2.5	Foreign currency transaction

2.5.1	Functional and presentation currency

Each entity included in these consolidated financial statements is measured using its functional currency, which is the currency of the main economic environment where the entity operates. The consolidated financial statements are presented in Chilean pesos.

In the case of international investments, the functional currency of each company has been defined as the local currency, as the business has a local focus and it is involved in the retail business.

The functional currency of each subsidiary were the Group operates is:

Country	Functional currency
Chile	Chilean peso
Argentina	Argentine peso
Brazil	Brazilian Real
Peru	Peruvian Nuevo Sol
Colombia	Colombian peso
China	Yuan

If the presentation currency differs from the functional currency of the entity, this entity must translate its results and financial position to the selected presentation currency, which in this case is the Chilean peso.

2.5.2	Transactions and balances

Transactions in foreign currency and adjustable units (“Unidad de Fomento” or “UF”) are recorded at the exchange rate of the corresponding currency or adjustable unit as of the date on which the transaction complies with the requirements for its initial acknowledgement. The UF is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each statement of financial position the monetary assets and liabilities denominated in foreign currencies and adjustable units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustable unit. The exchange difference arising, both from the liquidation of foreign currency operations, as well as from the valuation of foreign currency monetary assets and liabilities, and the difference arising from the changes in adjustable units are recorded in the statement of income.

Transactions in foreign currency will be translated to the functional currency using the exchange rates in effect at the time of each transaction. Gains and losses in foreign currency that result from the liquidation of the transactions and from the translation at the current exchange rates at the closing of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

Exchange rates

The assets and liabilities held in foreign currency and those set in UF (indexation unit), are presented at the following exchange rates and closing values:

Date	Ch$/US$	$Ch/Uf	$Ch/$ Ar$	$Ch/Colombian$	$Ch/ Peruvian nuevo sol	$Ch/ Brasilian real	$CL/ Chinese yuan
12-31-2012	479.96	22,840.75	97.70	0.27	188.15	234.98	77.02
12-31-2011	519.20	22,294.03	120.74	0.27	193.27	278.23	82.48
12-31-2010	468.01	21,455.55	117.78	0.25	166.79	281.31	70.84
12-31-2009	507.10	20,942.88	133.48	0.25	175.65	290.94	74.30

Group entities

The results and financial position of all the entities of Cencosud Group (none is in a hyperinflationary economy), that have a functional currency different than the presentation currency, are translated to the presentation currency as follows:

a.	Assets, liabilities and equity of each statement of financial position are translated at the closing exchange rate of the closing date of the accounting period.

b.	Revenues and expenses of each statement of income are translated at average exchange rate (unless this average does not represent a reasonable approximation of the accumulative effect of the rates existing on the transaction dates, in which case income and expenses are translated at the exchange rate of the date of the transaction); and

c.	All the resulting exchange differences are recognized in other comprehensive income.

On consolidation, the exchange rate differences arising from the translation of a net investment in foreign operations (or national entities with a functional currency that is different than the holding company), are recorded in net equity. When an investment is sold or disposed of (in part or entirely), exchange differences are recorded in the statement of income as part of the gain or loss on sale.

Adjustments to goodwill and to fair value of the assets and liabilities arising from the acquisition of a foreign entity (or entity with a functional currency different to that of the holding company) are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

2.6	Financial information of operating segments.

Segment information is reported in a manner consistent with the internal reports delivered to those responsible for making the relevant operating decisions. Such executives are in charge of allocating resources and assessing the performance of the operating segments, which have been identified as:

Supermarkets, department stores, home improvement stores, shopping centers, financial services and other for which the strategic decisions are made.

This information is detailed in Note 28.

2.7	Property, plant and equipment.

Property, plant and equipments are measured at the acquisition cost, which includes the additional costs incurred until the asset is in operating condition, less the accumulated depreciation and the impairment losses.

Impairment losses are recorded as expenses in the Company’s consolidated statements of comprehensive income by function.

Depreciation is recorded in the statement of income following the straight line method considering the useful life of the different components.

Leasehold improvements are amortized over the shorter of useful life or the duration of lease agreements.

The Group reviews the residual value, useful life and depreciation method of the property, plant and equipment as of each reporting period. Modifications in the initially set criteria are recognized, according to the situation, as a change in an estimate.

Periodic expenses related to maintenance, conservation and repairs are recorded in the consolidated statements of integral income by function as incurred.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income during the financial period in which they are incurred.

2.8	Investment property.

Investments properties are assets maintained to generate income through lease which corresponds to land, buildings, work in progress and other constructions which are held to be leased or for a capital appreciation as a result of the increases occur in the future in their respective market prices. Investment properties are initially recognized at acquisition cost which mainly includes its purchase price and any directly attributable expenditure. The group has chosen as its accounting policy for subsequent valuations of these assets the fair value model, using the methodology of discounting the future cash flows to an appropriate discount rate. The Management estimated at each statement of financial position variations of this value, according to the discounted cash flow model. Gains and losses arising from changes in fair value of investment properties are included in the income statement as they occur and are not subject to annual depreciation. The results generated by the revaluation, not part of the taxable income and tax are excluded in determining the distributable net result in the determination of interim dividends.

2.9	Intangible assets.

2.9.1	General.

Intangible assets are those non monetary assets without physical substance that are susceptible of being singled-out and identified, either because they are separable or because they arise from a legal or a contractual right. The only intangible assets recorded in the statement of financial position are those assets whose cost can be measured in a reliable way (or identified and recorded at fair value in a business combination) and those that the Group expects will generate future economic benefits.

In the case of intangible assets with an indefinite useful life, the Company considers that these maintain their value constantly over time, and therefore are not amortizable. However, these are tested for impairment annually, or more frequently, if events or changes in circumstances indicate a potential impairment.

2.9.2	Goodwill.

The goodwill represents the excess of the acquisition cost over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill related to subsidiary acquisitions is included under intangible assets. Goodwill related to acquisitions of associates is included under investments in associates, and is tested for impairment along with the total balance of the associate.

Goodwill is not amortized; it is subsequently measured at cost less accumulated impairment losses and is tested for impairment annually. To perform this analysis, goodwill is allocated among the cash generating units that are expected to benefit from the business combination that generated the goodwill, and an estimation of the recoverable amount of the cash generating units through the method of the discounted cash flows estimated for each of the cash generating units. If the recoverable amount of any of the cash generating units is lower than the discounted cash flows, a loss should be recorded to income for the period. A loss from impairment of goodwill cannot be reversed in subsequent periods.

Goodwill impairment reviews are undertaken annually, or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense.

Gains and losses related to the sale of an entity include the book value of the goodwill related to the sold entity.

2.9.3	Commercial brands.

Commercial brands correspond to intangible assets of indefinite useful life that are shown at its historic cost, less any impairment loss. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. These assets are subject to impairment tests annually or more frequently when events indicate that impairment may exist.

2.9.4	Information technology and licenses.

The licenses and database for information technology that have been acquired are capitalized at the cost incurred in the purchase plus the cost of implementation of the specific application. These expenses are amortized over the estimated useful life.

The corresponding development and maintenance expense of information technology are recorded as an expense of the period. Costs directly related with the production of unique and identifiable information technology that are controlled by the Group, and that may generate economical benefits that exceed the costs for over a year, are recognized as intangible assets. The direct costs include the expenses related to the personnel developing the application.

Development costs of technology recognized as assets are amortized over their estimated useful life.

2.10	Borrowing costs.

General and specific borrowing costs directly attributable to the acquisition, construction or production of any qualified assets as described in Notes 2.7 and 2.8, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the assets are ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.11	Impairment loss of non-financial assets.

The assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The assets subject to amortization are reviewed for impairment tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

To test if the assets have suffered an impairment of value, the Group compares the book value of the assets with their recoverable amount and recognizes an impairment loss for the excess of the book value over its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Non-financial assets other than goodwill that have experienced an impairment loss are subject to subsequent impairment reviews as of each statements of financial position closing date in case a reversal of the loss may have occurred. If this situation occurs, the recoverable amount of the specific asset is recalculated and its amount increased if necessary. The increase is recognized in the Consolidated Statement of Comprehensive Income as a reversal of impairment losses. The increase in the asset resulting from the reversal of the impairment loss is limited to the amount that would have been recognized had there been no impairment.

2.12	Financial assets.

The Group classifies its financial assets within the following categories: financial assets at fair value through profit and loss, and loans and receivables. The classification depends on the purpose for which the investments were acquired. The Group sets the classification of the investments at the time of the initial recognition. Purchases or sales of financial assets are accounted for as of the settlement date, which is the date when the asset is delivered or received by the Company.

2.12.1	Financial assets at fair value through profit and loss.

This category has two subcategories: (i) financial assets held for “trading” and (ii) those designated at the beginning as financial assets at fair value through profit and loss. The gains and losses that arise from the changes in their fair value are included in the net results of the period. A financial asset is classified at fair value through profit and loss if it is acquired mainly with the purpose of selling it in the short-term or if it is designated as such. The financial derivative instruments are classified as held for trading unless they are designated as hedging instruments.

Assets within this category are classified as current if they are held for trading or if they are expected to be realized within twelve months of the date of the financial statements.

2.12.2	Trade receivables and other receivables.

Trade receivables are financial assets other than financial derivative instruments, with fixed payments or with established amounts that are not traded the financial market. They are included within current assets, with the exception of those maturing in over twelve months from the closing date of the financial statements, in which case they are classified as non-current assets.

Account receivables originated by the Company with a maturity in excess of 90 days are measured at their “amortized cost” by recognizing in income the accrued interests based on the effective interest rate (IRR). Amortized cost means the initial cost less the amortization of principal and the accumulated amortization based on the effective interest rate, considering the potential reductions due to impairment or payment default. Impairment for these assets happens when there is objective evidence that the Company will not be able to collect all the balances according to the original terms of the account receivable. The amount of the impairment allowance is the difference between the net accounting value and the present value of the discounted cash flows, discounted at the effective interest rate. The change in the impairment allowance is recorded against the Company’s income.

The effective interest rate is that which equals the future cash flows with the initial net asset value.

A value impairment allowance for trade accounts receivable is set when there is objective evidence that the Company will not be able to collect all the payments according to the original terms of the accounts receivable. Some indicators of potential impairment of accounts receivable are debtor’s financial difficulties, probability that the debtor will start a bankruptcy process or a financial restructuring, default or failure to pay, as well as the experience related to the behavior and characteristics of the collective portfolio.

The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash flows, discounted at the effective interest rate. The book value of the asset is reduced through the allowance account and the amount of the loss is recorded in the statement of income.

2.12.3	Financial assets and liabilities offset

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis to realize the asset and settle the liability simultaneously.

2.13	Derivative financial instruments and hedging activity.

The derivative financial instruments are initially recorded at fair value on the date a derivative contract is entered and are subsequently re-measured at their fair value through the income account, except in the specific case of the accounting of hedging instruments. In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flow of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flow of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flow of the hedging instrument with effectiveness between 80% to 125%.

The method to recognize a gain or loss resulting from each valuation will depend on whether the derivative is designated as a hedge or not, and on the nature of the inherent risk of the hedged party. The Group designates certain derivatives as: i) fair value hedge of assets and liabilities recorded in the statements of financial position or and; ii) hedge of asset and liability cash flows recorded in the statements of financial position as highly probable transactions.

Hedges that meet the strict hedging accounting criteria are booked in accordance with IAS 39 “Financial instruments: Recognition and Measurement.”

The Group documents at the inception of the transaction the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedging transactions. The Company also documents their evaluation, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly offsetting changes in fair values or cash flows of the hedged items.

2.13.1	Fair value hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the covered parties that can be attributable to the hedged risk.

The gain or loss related to the effective portion of interest rate swaps that hedge the loans at fixed interest rates is recognized in the statement of gains and losses as “financial expenses.”

The gain or loss related to the ineffective portion is also recorded in the statement of income. The changes in the fair value of the loans at a fixed rate that can be related to the interest rate risk are recorded in the statement of income under “financial expenses.”

If the hedge ceases to comply with the requirements to be recorded following the hedge accounting guidance, the adjustment in the book value of the hedged party for which the effective rate method is being used will be amortized in income over the remaining period until its maturity.

2.13.2	Hedging of cash flows.

The effective portions of the changes in the fair value of derivatives that have been designated and qualify as cash flows hedges are recorded in net equity through other comprehensive income. The gain or loss related to the ineffective portion is recorded immediately in the statement of income.

The accumulated amounts in net equity are included in the statement of income in the periods in which the hedged parties impact the income account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income within “other gains/(losses)—net”.

2.13.3	Financial assets—options.

In order to determine the fair value of call options (a financial asset), the company considers the net present value of the discounted cash flows of the underlying asset and an analysis of market comparables.

Options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS” (note 23.5) are recognized in the financial statements of Cencosud S.A. as follows:

•

The put option was initially accounted for as a liability with a charge to the equity account other reserves, at the present value of the estimated exercise price, in accordance with the provisions of IAS 32 “Financial Instruments: Presentation.”

•	After the initial recognition, all variations in the value of the put option are recorded against profit and loss.

•

After their initial recognition, the call option is accounted at fair value through profit and loss. The fair value is the present value of the difference between the amount to be paid to exercise the option and the fair value of the underlying shares.

•

If the call option is exercised, the asset will be derecognized together with the cash provided as the exercise price, with a credit to non-controlling interest and other reserves within equity. The liability for the put option will be reversed with a credit to the equity account other reserves.

•

If the put option is exercised, the corresponding liability will be derecognized with a balancing entry for the cash outflow given as the exercise price. The non-controlling interest will be derecognized against the asset for the call option (if any) and against the equity account other reserves.

2.14	Inventory.

Assets recorded under inventory are stated at the lower value between acquisition cost or production cost, and the net realizable value.

The net realizable value is the estimated sales price in the normal course of operations, less estimated costs necessary to complete the sale.

Commercial and other discounts as well as other similar entries are deducted in the determination of the acquisition price.

The valuation method of the inventory is the Weighted Average Cost.

The cost of inventory includes all the costs related to the acquisition and transformation of the inventory, as well as other costs that may have been incurred to achieve their current condition and location, among which the cost of consumed material, labor, and manufacturing expenses are included.

2.15	Trade debtors and other receivables.

Trade accounts receivable are recognized initially at their fair value (nominal value including an implicit interest) and subsequently recorded at their amortized cost according to the effective interest rate method, less the impairment allowance.

A value impairment allowance for trade accounts receivable is set when there is objective evidence that the Company will not be able to collect all the payments according to the original terms of the accounts receivable. Some indicators of potential impairment of accounts receivable are debtor’s financial difficulties, probability that the debtor will start a bankruptcy process or a financial restructuring, default or failure to pay, as well as the experience related to the behavior and characteristics of the collective portfolio.

The implicit interest is separated from the rest of the balance and is recorded as a financial income as the interests are accrued.

The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash flows, discounted at the effective interest rate. The book value of the asset is reduced through the allowance account and the amount of the loss is recorded in the income statement.

2.16	Cash and cash equivalents.

Cash and cash equivalents include cash-in-hand, time deposits at financial entities, other liquid short-term investments with a high liquidity usually with an original maturity of up to three months and bank overdrafts. In the statement of financial position, if there are overdrafts, these are recorded under the line other financial liabilities within the line bank loans.

2.17	Loans and other financial liabilities.

Loans, debt arising from bond issuances and financial liabilities are initially recorded at their fair value, less the transaction costs that are directly related to the transaction. Afterwards, the financial liabilities held by the Group are measured at their amortized cost using the effective rate method.

The effective rate is that which matches future payments with the net initial value of the liability.

2.18	Trade payables and other payables.

The trade creditors and other accounts payable are recorded at their nominal value, as their average payment terms are small and there is not a relevant difference with their fair value.

Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.19	Provisions.

Provisions are recorded in the statements of financial position when:

a.	The Group has a present obligation (either legal or implicit) as a result of past events,

b.	It is probable that a resource outflow will occur that incorporate economic benefits to extinguish the obligation, and

c.	A reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the cash outflows that are expected to be necessary to settle the liability, considering the best information available at the date of the annual financial statements, and are restated at the closing of each accounting period. The discount rate used to establish the present value reflects the current market assessments, at the date of the financial statements, of the time value of money, as well as the specific risk related to the specific liability.

2.20	Staff vacations.

The Company records vacation benefits expense following the accrual method. This benefit corresponds to all the personnel and is equivalent to a fixed amount according to the contracts of each employee. This benefit is recorded at its nominal value.

2.21	Revenue recognition.

Revenue recognition corresponds to the gross entry of economical benefits during the period from the Group operations. The revenue amount is shown net of any tax levy, price discounts and other items that impact the sales price.

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the group’s activities, as described below. The group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Ordinary revenue from sales of assets.

The sales of inventory are recorded when the risks and benefits that rise from the ownership of the goods are substantially transferred, the amount of the income can be accurately calculated, and the collection of the sales is deemed probable.

Ordinary revenue from leases.

Revenue obtained from leases is recognized in a straight-line over the life of the corresponding contracts.

Interest income.

The financial income derived from the Group’s commercial cards is recorded on an accrual basis according to the terms agreed upon with the customers. Interest is recognized using effective interest rate method.

When a loan and receivable is impaired, the group reduces the carrying amount to its recoverable amount, which is the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

Revenues from insurance brokerage, travel agencies and family entertainment centers.

The Company has income from personal and/or large-scale insurance brokerage exclusively to customers of the companies involved in the Group. The commission is recognized as earned over the term of the related coverage.

The Company generates revenues from domestic and international travel agency services. Commissions are recognized monthly and when the risks and benefits inherent in the transactions have been transferred to third parties.

The Company has revenues from of family entertainment services which are part of the malls of the Holding. Revenue is recognized when services have been effectively provided.

Customer loyalty program.

The Group operates a loyalty programe where customers accumulate points for purchases made, which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction by allocating the fair value of the consideration received between the award points and the other components of the sale such that the reward points are initially recognized as deferred income at their fair value.

Revenue from the reward points is recognized when the points are redeemed. Breakage is recognized as reward points are redeemed based upon expected redemption rates. Reward points expire 12 months after the initial sale.

2.22	Deferred income.

Cencosud registers deferred income for various transactions from which cash is received and when the conditions to register the income described in Note 2.21 have not been met, such as cash received at the beginning of the issuance of the Group’s investment property rental contracts.

Deferred income is recorded in the statement of income on an accrual basis and when the commercial and contractual conditions are met.

2.23	Leases.

Leases are classified as financial when they substantially transfer all the risks and benefits related to the ownership of the good. All other leases are considered as operating.

Goods acquired through a finance lease are recorded as non-current assets, and are initially measured at the present value of the minimum future payments or at its fair value if it is lower, reflecting the corresponding debt with the lessor as a liability. The payments made are detailed between the debt repayment and the corresponding financial burden, which is recorded as a financial expense for the year.

In the case of operating leases, the expense is recorded in a straight line according to the life of the lease contract for the fixed lease portion. The contingent leases are recorded as an expense of the period in which the payment appears probable, as well as the increments of fixed rent indexed by the fluctuation of the consumer price index.

2.24	Current and deferred income taxes.

The tax expense for the period is comprised of current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current tax is that which is estimated that will be paid or recovered during the period, using approved legal tax rates, or about to be approved at the date of the financial position statement, corresponding to the current period and including an adjustment corresponding to income taxes payable or recoverable from prior periods.

The deferred tax is calculated using the liability method, which identifies the temporary differences that arise from carrying balances used for the purpose of financial information and those used for tax purposes. The deferred tax liability corresponds to the amounts payable in the future from the temporary tax differences, and the deferred tax assets are those amounts recoverable as a result of temporary deductible differences, compensating negative taxable income balances or tax deductions pending application.

The assets and liabilities from deferred income taxes are measured at the rates applicable in the corresponding periods when the assets will be realized or the liabilities will be paid, based on approved current legal regulations at the date of the financial statements and after considering all tax consequences that derive from the way that the Group expects to recover the assets and liquidate the liabilities.

A deferred income tax asset is recorded only up to the point that it is probable that there will be future fiscal gains, against which unused fiscal credits can be applied. The deferred income tax assets accounted for, as well as those not accounted for, are subject to review at every closing date.

The deferred income tax rate is accrued from the temporary differences that arise from the investments in subsidiaries and affiliates, except when the Company has control over the time when the temporary differences will be reversed, and what it is probable that the temporary difference will not be reversed in the foreseeable future.

The deferred income tax assets and liabilities are recorded in the consolidated financial statements as non-current assets and liabilities, independently of their expected date of realization or liquidation.

The deferred income tax assets and liabilities are compensated when there is a legally executable right to compensate the current tax assets with the current tax liabilities and when the deferred income tax asset and liability are related to the income tax that is levied by the same tax authority to the same tax subject or to different tax subjects where there is the intention of liquidating the balances over a net basis.

2.25	Payment of dividends.

The payment of dividends to the Company’s shareholders is recorded as a liability in the annual accounts of the Group in the period in which the dividends are approved by the Company’s shareholders or when the corresponding liability is accrued according to legal regulations or the by-laws set at the Shareholders’ Meeting.

2.26	Paid-in capital.

The Company’s paid-in capital is represented by ordinary shares.

The incremental costs that can be directly allocated to the issuance of new shares are presented as a reduction to net equity, net of income taxes.

2.27	Compensation payments in shares.

Compensation plans implemented through the use of stock options are recognized in the financial statements applying IFRS 2 “Share-based payments”, booking the expenses associated with the services provided by company executives at the time that these are incurred booking a credit in the account of other equity reserves.

The Company determines the fair value of the services received by refering to the fair value of the equity instruments at the date on which they are issued. The plan that issues the stock options based on continued employment assumes that the services will be received on a lineal basis up to the maturity date of the stock options. Likewise, in the case of stock options based on performance, it is assumed that the services will be received on a lineal basis up to the maturity date of the stock options.

The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, including any performance condition and to have a current employment contract with the Company or any of its subsidiaries in Chile or abroad and the employment relationship has-not been interrupted from the date of signature of this contract until the date of execution of stock options.

2.28	Cost of sales.

Cost of sales includes the cost of acquiring products sold and other costs incurred to bring inventory to the locations and conditions necessary for their sale. These costs primarily include acquisition costs net of discounts obtained, non-recoverable import expenses and taxes, insurance and costs for transporting products to distribution centers.

Cost of sales also includes losses related to the credit card receivable portfolio from the financial services segment.

2.29	Other expenses by function.

Other expenses by function includes, primarily, advertising expenses that the company incurs to promote its products and brands.

2.30	Distribution costs.

Distribution costs include all expenses necessary to deliver products to customers.

2.31	Administrative expenses.

Administrative expenses include payroll and personnel compensation, depreciation of property, plant and equipment for administrative purposes, amortization of non-current assets, and other overhead and administrative expenses.

3	Risk management policies

3.1	Position-taking financial instruments.

3.1.1	Categories of financial instruments (classification and presentation).

The Company’s position-taking instruments are classified based on their nature, characteristics and the purpose for which they have been acquired or issued.

As of December 31, 2012, and 2011 the Company classifies its financial instruments as follows: Table 1-1. Classification of financial instruments.

December 2012

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (Informational)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit and loss	Mutual funds Derivatives	Mutual fund shares	6			65,183,729
		Derivatives at fair value with changes in results	6			2,946,670
	Other financial instruments	Shares	6			36,469
		Financial investments long term	6			852,289
Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	53,106,390	53,106,390
		Bank balances	5	164,801,594	168,801,594
		Short-term deposits	5	19,812,821	19,812,821
	Receivables Credit card and Trade	receivables, net	8	1,202,639,027	1,268,286,977
	Receivables from related entities	Receivables from related entities, current	9	323,624	323,624
	Tax assets	Tax assets, current	16	31,269,885	31,269,885
Financial liabilities and payables	Bank loans	Current	17	954,868,162	982,057,492
		Non-Current	17	531,859,027	538,626,881
	Bond debt	Current	17	25,513,254	27,913,012
		Non-Current	17	1,663,382,237	1,712,058,615
	Other loans (leases)	Current	17	5,453,350	5,453,350
		Non-Current	17	25,683,325	25,683,325
	Time deposits	Current	17	123,248,846	123,248,846
		Non-Current	17	46,883,852	46,883,852
	Term savings accounts	Current	17	1,022,988	1,022,988
	Letters of credit	Non-Current	17	10,209,850	10,209,850
	Deposits and other demand deposits	Current	17	2,586,949	2,586,949
	Debt purchase Subsidiaries (Bretas—Prezunic and Johnson´s)	Current	17	27,452,688	27,452,688
		Non-Current	17	71,907,667	71,907,667
	Other financial liabilities—other	Current	17	29,115,522	29,115,522
	Trade payables,	Current	18	1,704,773,063	1,704,773,063
		Non-Current	18	1,303,392	1,303,392
	Withholding taxes	Current	18	197,295,354	197,295,354
		Non-Current	18	6,107,410	6,107,410
	Other payables	Current	18	327,498	327,498
	Payables to related entities, current	Current	9	974,469	974,469
	Tax liabilities	Current	16	46,798,474	46,798,474
	Other financial liabilities	Cross currency swaps	17			7,624,595
		Put options
Hedges	Hedging derivatives	Cash flow hedging Liabilities	17			7,518,990
		Fair value hedging liabilities	17			4,300,853
		Cash flow hedging assets	6			23,735,101
		Fair values hedging assets	6			16,419,834

December 2011

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (Informational)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit and loss	Mutual funds Derivatives	Mutual fund shares	6	—	—	43,067,809
		Derivatives at fair value with changes in results	6	—	—	2,060,000
		Call option (call)	6	—	—	171,402,489
	Other financial instruments	Shares	6	—	—	36,891
		Highly liquid financial instruments	6	—	—	5,362,015
Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	48,779,345	48,779,345	—
		Bank balances	5	76,287,432	76,287,432	—
		Short-term deposits	5	19,994,804	19,994,804	—
	Receivables Credit card and Trade	Receivables, net	8	1,124,312,306	1,124,312,306	—
	Receivables from related entities	Receivables from related entities, current	9	82,334	82,334	—
	Tax assets	Tax assets, current	16	6,962,369	6,962,369	—
Financial liabilities and payables	Bank loans	Current	17	156,345,921	161,363,683	—
		Non-Current	17	637,918,888	656,865,551	—
	Bond debt	Current	17	24,531,922	26,580,593	—
		Non-Current	17	1,141,130,894	1,168,573,948	—
	Other loans (leases)	Current	17	5,059,200	5,059,200	—
		Non-Current	17	19,966,902	19,966,902	—
	Time deposits	Current	17	142,602,017	142,602,017	—
	Term savings accounts	Current	17	1,033,220	1,033,220	—
	Letters of credit	Non-Current	17	10,849,475	10,849,475	—
	Deposit and other demand deposits	Current	17	2,510,178	2,510,178	—
	Debt purchase (Bretas and Johnson´s)	Non-Current	17	57,126,496	57,126,496	—
	Other financial liabilities—Other	Current	17	18,567,156	18,567,156
	Trade payables	Current	18	1,374,705,770	1,388,459,617	—
		Non-Current	18	2,439,794	2,439,794	—
	Withholding taxes	Current	18	158,078,423	158,078,423	—
		Non-Current	18	8,710,897	8,710,897	—
	Other payables	Current	18	1,000,211	1,000,211	—
	Payables to related entities, current	Current	9	1,447,631	1,447,631	—
	Tax liabilities	Current	16	40,490,319	40,490,319	—
	Other financial liabilities	Cross currency swaps	17	—	—	5,150,270
		Put options	17	—	—	240,955,817
Hedges	Hedging derivatives	Cash flow hedging Liabilities	17	—	—	2,111,593
		Fair value hedging liabilities	17	—	—	602,878
		Cash flow hedging assets	6	—	—	32,065,119
		Fair values hedging assets	6	—	—	14,914,495

3.1.2.	General characterization.

The Company maintains instruments classified at fair value through profit and loss for trading and risk management (derivate instruments not classified as cash flow or fair value hedges purposes. This category is comprised mainly of investments in mutual funds and derivatives.

The category “loans and Trade receivables net” includes bank balances, time deposits and receivables mainly from the credit card business, receivables from consumer credit loans of Banco Paris and notes receivable from customers when credit is extended using post-dated checks. As a result, this category of financial instruments combines the objectives of surplus optimization, liquidity management and financial planning to satisfy the Company’s working capital needs.

Financial liabilities maintained by the Company include obligations with banks and financial institutions, bond issuances and payables, and certificate of deposit issued by Banco Paris and other liabilities.

Lastly, the Company has classified as hedges those derivative instruments determined to be highly effective in offsetting exposure to changes in the hedged item attributable to the hedged risk.

3.1.3.	Accounting treatment of financial instruments (Note 2, accounting policies).

3.1.4.	Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of December 31, 2012 have been measured using the methodologies set forth in IAS 39. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: Quoted values or prices in active markets for observables and identical liabilities.

Level II: Inputs from sources other than quoted values from Level I, but observable in the market for assets and liabilities, either directly (prices) or indirectly (obtained from prices).

Level III: Inputs for assets or liabilities that are not based on observable market data.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, valued under each method, compared to their total value.

Table 1-4. Successive valuation methodologies.

December 2012

				Valuation method				Amortized
Classification	Group	Type	Note	Value	Level I	Level II	Level III	cost
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	6	65,183,729	100
	Derivatives	Derivatives at fair value with changes in results	6	2,946,670		100
		Call option (call)
	Other financial Instrument	Shares	6	36,469	100
		Highly liquid financial instruments	6	852,289	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	53,106,390				100
		Bank balances	5	164,801,594				100
		Short-term deposits	5	19,812,821				100
	Receivables	Credit card and trade receivables, net	8	1,202,639,027				100
	Receivables from related entities	Receivables from related entities, current	9	323,624				100
	Tax assets	Tax assets, current	16	31,269,885				100
Financial liabilities and payables	Bank loans	Current	17	954,868,162				100
		Non-Current	17	531,859,027				100
	Bonds payable	Current	17	25,513,254				100
		Non-Current	17	1,663,382,237				100
	Other loans (lease)	Current	17	5,453,350				100
		Non-Current		25,683,325				100
	Deposits and savings Accounts	Current		126,858,783				100
		Non-Current	17	46,883,852				100
	Debt purchase Bretas	Non-Current	17	27,452,688				100
	Letters of credit	Current	17	71,907,667				100
	Trade payables	Current	17	10,209,850				100
		Non-Current	17	29,115,522				100
	Withholding taxes	Current	18	1,704,773,063				100
	Lease liabilities	Current	18	7,410,802				100
	Other payables	Current	18	197,295,354				100
	Payables to related entities	Current	18	327,498				100
	Tax liabilities	Current	9	974,469				100
	Payables	Payables	16	46,798,474		100
	Other financial liabilities	Cross currency swaps	17	7,624,595		100
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	7,518,990		100
		Fair value hedging liabilities	17	4,300,853		100
		Cash flow hedging assets	6	23,735,101		100
		Fair values hedging assets	6	16,419,834		100

December 2011

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds Derivatives	Mutual fund shares	6	43,067,809	100	—	—
		Derivatives at fair value with changes in results	6	2,060,000		100
		Call option (call)	6	171,402,489			100
	Other financial Instrument	Shares	6	36,891	100
		Highly liquid financial instruments	6	5,362,015,100	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	48,779,345				100
		Bank balances	5	76,287,432				100
		Short-term deposits	5	19,994,804				100
	Receivables	Credit card and trade receivables, net	8	1,124,312,306				100
	Receivables from related entities	Receivables from related entities, current	9	82,334				100
	Tax assets	Tax assets, current	16	6,962,369				100
Financial liabilities and payables	Bank loans	Current	17	156,345,921				100
		Non-Current	17	637,918,888				100
	Bonds payable	Current	17	24,531,922				100
		Non-Current	17	1,141,130,894				100
	Other loans (lease)	Current	17	5,059,200				100
		Non-Current	17	19,966,962				100
	Deposits and savings Accounts	Current	17	146,145,415				100
		Non-Current	17	10,849,475				100
	Debt purchase Bretas	Non-Current	17	57,126,496				100
	Letters of credit	Current	17	10,849,475				100
100			17	18,567,156				100
	Trade payables	Current	18	1,374,705,770				100
		Non-Current	18	11,150,691				100
	Withholding taxes	Current	18	158,078,423				100
	Lease liabilities	Current	18	3,282,468				100
	Other payables	Current	18	1,000,211				100
	Payables to related entities	Current	9	1,447,631				100
	Tax liabilities	Current	15	40,490,319				100
	Other financial liabilities	Cross currency swaps	17	5,150,270				100
		Put options	17	240,955,817		100
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	2,111,594		100
		Fair value hedging liabilities	17	602,877		100
		Cash flow hedging assets	6	32,065,119		100
		Fair values hedging assets	6	14,914,495		100

Level I instruments are accounted from prices in an active market for directly observable and identical asset and liabilities.

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market. Instruments classified as Level III consist mainly of options contracts and financial derivatives. The fair value of these instruments has been determined using the net present value of discounted cash flows from the underlying asset and an analysis of market comparables.

In order to estimate the fair value of debt instruments not accounted for at deemed cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

In addition, the fair value for informational purposes (Table 1-1) has been estimated for those instruments accounted for at amortized cost. For instruments maturing in less than one year, the Company has determined that the fair value does not differ significantly from the book value presented. The criteria adopted is applied to balances maintained in trade and other receivables, cash and cash equivalents, trade and other payables and the current portion of bank loans and bonds payable.

The fair value of the non-current portion of debt instruments (bank loans and bonds) accounted for at amortized cost has been calculated as the equivalent amount necessary to prepay that debt less the current portion of the loans.

3.1.5.	Particular effects on income and net equity accounts.

As of December 31, 2012, the effects of each financial instrument on income and net equity accounts are detailed as follows.

Table 1-5. Particular effects on income and net equity accounts for financial assets and obligations (excludes banks operations).

	Effect on 2012 income (ThCh$)				Equity
Line item	Interest	Other earnings (losses)	Indexation units (UF)	Exchange differences	Losses and gains in net equity
Investments (mutual funds)	7,848,416
Obligations with banks	(129,859,156)		300,500	(7,151,972)
Bonds payable	(61,010,164)		(16,126,911)	28,203,299
Hedge derivatives	(11,295,937)			(30,619,310)	13,489,862	(1)
Options (call—put)	(7,435,673)	(16,258,777)			92,991,292	(2)
Debt purchase Bretas	(1,421,181)		(9,391,256)

	Effect on 2011 income (ThCh$)				Equity
Line item	Interest	Other earnings (losses)	Indexation units (UF)	Exchange differences	Losses and gains in net equity
Investments (mutual funds)	9,765,709
Obligations with banks	(66,970,868)		0	(4,214,944)
Bonds payable	(57,053,521)		(24,867,764)	(6,159,487)
Hedge derivatives	(10,816,223)			20,856,663	4,821,077	(1)
Options (call—put)	(11,469,417)	(18,768,191)			(39,315,720	)(2)
Debt purchase Bretas	(2,164,013)		(6,420,766)

Please see hedge details in table 1-10

(1)	Please see consolidated statements of changes in equity in the column “hedge reserves”.
(2)	Please see consolidated statements of changes in equity in the column “other reserves”.

For all of the aforementioned categories of financial instruments, the Company identifies net losses and gains; total finance income and costs, calculated using the effective interest rate method for assets and liabilities not recorded at fair value through profit and loss; and fee income and expenses from the instruments.

Net equity corresponds to the effect of applying hedge accounting for derivative instruments classified as effective cash flow hedges, namely derivative contracts (cross currency swaps) with Banco Santander for UF 2,257,437 (equivalent to 280,000,000 soles) related to Incabond Hedge which maturity date is in 2018, hedges by US$ 535,000,000 related to the 144a bond issuance which maturity is on 2021, hedges by US$ 410,000,000 related to the 144a bond issuance which maturity is on 2023, hedges by US$ 100,000,000 related to the Scotiabank which maturity is on 2017, hedges by US$ 50,000,000 related to the Rabobank which maturity is on 2018, and hedges by US$75,000,000 related to bank loans belongs to the subsidiary in Peru.

As of December 31, 2012 the company present US$1,650,000,000 short term forwards hedges related to the cross currency swap with the JP Morgan Bridge Loan. Regarding this short term operations, the company has a “Roll-over” strategy of automatic renewal which will continue until the stockholders meeting approves the issuance of new shares, which expected to be during first semester of 2013. Those hedge transactions allow to the company hedge the foreign exchange income statement impact due to debt denominated in foreign exchange.

3.1.6.	Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.1.7.	Embedded derivatives.

As of the end of this reporting period, the Company has not identified any embedded derivatives that should be valued independently from the host contract.

3.1.8.	Non-compliance.

As of the end of this reporting period, the Company has not identified any non-compliance with the conditions related to outstanding liabilities.

3.1.9.	Hedges.

The Company has entered into derivative contracts to hedge risks of fluctuations in exchange rates and interest rates. These instruments have been designated as hedges of eligible items and have been valued and accounted for as defined in the accounting criteria described in note 2.13.

Although the Company holds positions in financial instruments as part of its overall financial risk management strategy, only the following derivative instruments have been classified as accounting hedges:

Table 1-10. Hedges.

2012

		Hedge subject			Book	Hedging instrument		Fair
Hedge type	Risk	classification	Group	Type	value	Group	Type	value	Note
					(ThCh$)			(ThCh$)
Fair value	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(426,558)	17

						Sub—total derivative		(426,558)

Fair value	Interest rate and exchange	Financial liability	Bank obligations	Rabobank Credit	—	Derivate	Interest rate swap	16,419,834	6

						Sub—total derivative		16,419,834

Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	15,452,679	6
Cash flow	Interest rate and exchange	Financial liability	Bonds payable	Inacabond 1	—	Derivate	Cross currency swap	8,282,422	6

						Sub—total Derivative		23,735,101

Fair value	Interest rate and exchange	Financial liability	Bank obligations	Rabobank Credit	—	Derivate	Interest rate swap	492,335	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	(1,828,367)	17
Cash flow	Interest rate and exchange	Financial liability	Bank payable	US bond	—	Derivate	Cross currency swap	(3,178,389)	17
Fair value	Interest rate and exchange	Financial liability	Bonds payable	US bond	—	Derivate	Cross currency swap	(4,366,630)	17
Cash flow	Interest rate and exchange	Financial liability	Bonds payable	Inacabond 1	—	Derivate l	Cross currency swap	956,677	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	(2,978,132)	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Banco Continental Credit	—	Derivate	Cross currency swap	(490,779)	17

						Sub—total derivative		(11,393,285)

2011

		Hedge subject			Book	Hedging instrument		Fair
Hedge type	Risk	classification	Group	Type	value	Group	Type	value	Note
					(ThCh$)			(ThCh$)
Fair value	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(602,877)	17

						Sub—total derivative		(602,877)

Fair value	Interest rate and exchange	Financial liability	Bank obligations	Rabobank Credit	—	Derivate	Interest rate swap	132,724	6
Fair value	Interest rate and exchange	Financial liability	Bonds payable	US bond	—	Derivate	Cross currency swap	14,781,771	6

						Sub—total derivative		14,914,495

Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	188,162	6
Cash flow	Interest rate and exchange	Financial liability	Bank payable	US bond	—	Derivate	Cross currency swap	26,800,254	6
Cash flow	Interest rate and exchange	Financial liability	Bonds payable	Inacabond 1	—	Derivate	Cross currency swap	5,076,703	6
						Sub—total derivative		32,065,119
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	(333,447)	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Banco Continental Credit	—	Derivate	Cross currency swap	(1,778,147)	17

						Sub—total derivative		(2,111,594)

The fair value hedges have been evaluated as highly effective. A fair value hedge is intended to hedge exposure to changes in the fair value of assets or liabilities recorded in the statements of financial position, unrecognized firm commitments or a portion of those assets, liabilities or firm commitments that are attributable to a particular risk and may affect profit for the year.

The cash flow hedges have been evaluated as highly effective. A cash flow hedge is intended to hedge exposure to changes in the cash flows that (i) are attributed to a particular risk associated with an asset or liability recorded previously (as all or some of the future interest payments of debt at variable interest), or a highly probable forecasted transaction and that (ii) may affect profit for the year.

For the described hedge, the financial risk refers to the potential upward deviation of equivalent cash flows in the functional currency (Ch$) as compared to coupon payments for bonds denominated in be consister in how you refer to Peruvian currency and the international bond placed in the United States, attributable to increases in the Sol/Ch$ and US/Ch$ exchange rates prevailing as of the date of the coupon payments. The hedge strategy adopted enables the Company to fix the cash outflow expressed in the functional currency for all coupon payments being hedged.

3.2.	Characteristics of financial risks.

The Board of Directors understands that it is imperative for the Company to have an institutional framework that protects its financial stability and sustainability by effectively managing financial risks.

In general terms, the Company’s efforts are aimed at maintaining a policy that is sustainable with the development of its business, which by nature incorporates an important number of associated risks. As a result, the Company’s strategy is focused on maintaining strong financial solvency, placing emphasis on obtaining the cash flows necessary for its investments, ensuring proper management of working capital and taking necessary actions to minimize the financial risk from exposure of its loan commitments in different currencies and interest rates.

The Company identifies the following risks relevant to its operations:

3.2.1.	Credit risk.

The concept of credit risk refers to financial uncertainty, at different time horizons, related to complying with obligations entered into with counterparties, when contractual rights are exercised to receive cash or other financial assets from the Company.

3.2.1.1.	Exposure:

The following table presents, as of December 31, 2012 and 2011, the amount in the financial asset category that best represents maximum exposure to credit risk without considering guarantees or credit enhancements.

Table 2-1-1. Exposure to credit risk by financial asset category.

As of December 31, 2012

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through Profit and loss	Mutual funds	Mutual funds shares	6	65,183,729
	Derivatives	Derivatives at fair value with changes in results	6	2,946,670
	Other	Call option (call)	6	—
		Shares	6	36,469
		Highly liquid financial instruments		852,289
Credit cards and trade receivables net	Cash and cash equivalents	Cash balances	5	53,106,390
		Bank balances	5	164,801,594
		Short-term deposits	5	19,812,821
	Receivables	Credit card and trade receivables, net	8	1,202,639,027

As of December 31, 2011

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through Profit and loss	Mutual funds	Mutual funds shares	6	43,067,809
	Derivatives	Derivatives at fair value with changes in results	6	2,060,000
	Other	Call option (call)	6	171,402,489
		Shares	6	36,891
		Highly liquid financial instruments	6	5,362,015
Credit cards and trade receivables net	Cash and cash equivalents	Cash balances	5	48,779,345
		Bank balances	5	76,287,432
		Short-term deposits	5	19,994,804
	Receivables	Credit card and trade receivables, net	8	1,124,312,306
Credit risk exposure is primarily concentrated in credit card and trade receivables, please note 8.

3.2.1.2.	Effect of guarantees on exposure.

As of the end of this reporting period, the Company has not received any guarantees or other credit enhancements that impact its credit exposure detailed above. However, trade receivables are adequately covered from operating risks with life insurance policies that cover the risk of death.

3.2.1.3.	Concentrations.

As of the end of this reporting period, the Company identifies its concentrations for credit risk based on the relevant counterparty for each category of financial assets.

Table 2-1-2. Diversification of counterparties.

As of December 31, 2012

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit and loss	Mutual funds	Mutual funds	Domestic banks	67.92
			Foreign banks	32.08
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	7.75
			Foreign banks	92.25
		Bank balances	Domestic banks	0.46
			Foreign banks	99.54
		Short- term deposits	Domestic banks	57.00
			Foreign banks	43.00
	Receivables	Trade receivables, gross	Non-financial institutions	100

As of December 31, 2011

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit and loss	Mutual funds	Mutual funds	Domestic banks	62.70
			Foreign banks	37.30
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	37.30
			Foreign banks	62.70
		Bank balances	Domestic banks	59.20
			Foreign banks	40.80
		Short- term deposits	Domestic banks	60.70
			Foreign banks	39.30
	Receivables	Trade receivables, gross	Non-financial institutions	100

Non-financial institutions are mainly composed of clients’ credit cards and receivables from other companies. (see note 8)

As presented above, a considerable portion of the Company’s credit risk exposure stems from trade receivables, which, given the high degree of fragmentation of the customer portfolio (in terms of geographic location, age, socioeconomic level, among others), has been segmented using internal credit scales.

3.2.1.4.	Financial assets that are not in default or impaired.

As part of its credit risk management activities, the Company constantly monitors the credit quality of counterparties for financial assets that are not in default or impaired. The following table details the credit quality by financial entity of the Company’s investments:

As of December 31, 2012

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	Itaú	6,000,000	AA-	Stable
	Bci	13,960,000	AA+	Stable
	Scotiabank	3,600,000	AA	Stable
	Foreing banks	37,615,606	(*)
	BanChile	1,308,123	AA+	Stable
	BBVA	2,700,000	AA+	Stable

As of December 31, 2011

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	Itaú	5,004,685	AA-	Stable
	Bci	11,803,725	AA+	Stable
	Santander	8,190,641	AA+	Stable
	Foreing banks	18,068,758	(*)
Financial instrument	Financial instrument of Central bank	5,362,015	AAA	Stable

(*)	All mutual funds included under “Foreign banks” have international risk ratings greater than or equal to A- as required by the Company’s investment policy. The assets that are due but not impaired are presented in Note 8.

3.2.1.5.	Credit Risk from operations other than credit card business.

Credit risk from operations other than the credit card and banking businesses is limited primarily to balances maintained in notes payable from customers for sales with post-dated checks and external credit cards, which are generally recoverable in 30, 60 and 90 days, and investments in time deposits, bank balances and mutual funds. The Company monitors the latter using the credit risk rating granted by risk rating agencies. In addition, it targets its investments in mutual funds toward portfolios with highly solvent underlying assets, properly diversified assets and consistent management by the fund manager.

3.2.1.6.	Credit Risk from the credit card business.

Given the relative importance of this exposure from the credit card business as compared to total maximum credit risk exposure, Cencosud has targeted its credit risk management toward developing a management model for its own credit cards as well as the banking business that is consistent with the Company’s strategic guidelines and the profiles of its credit transactions. The model takes into consideration the large-scale and fragmented nature of the cardholder portfolio and is structured in terms of cardholder selection, portfolio management and recovery of cardholders in default.

3.2.1.6.1	Business definition.

The financial business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings the Company provides through each of its retail business units and is aimed at building long-term relationships with our customers. The largest percentage of the financial retail business corresponds to the Más Credit Card in Chile, which has been operating for more than 20 years. The card’s market penetration is less in other countries, such as Peru where it has been available for 2 years and 6 months with the name of Banco Cencosud Peru. In addition, the Company operates with Banco Bradesco in Brazil to develop the financial business in that country.

3.2.1.6.2. Risk Model

Foundations:

The Risk Management Model is tightly linked to the large-scale and fragmented nature of the retail cardholder portfolio with a very large volume of cardholders (more than 4,000,000 in the region) and average debt per cardholder of around US$ 460.

In this context, the challenge lies in managing the cardholder portfolio and its associated risk, building long-term relationships with cardholders and making the value proposition and the retail business sustainable over time. Risk management is structured to ensure:

•	Optimum cardholder selection.

•	Optimum portfolio management, which involves activating, strengthening, retaining, reducing and containing the portfolio card holders.

•	Optimum collections management for cardholders in default, maximizing recovery with high standards of quality and service without affecting the relationship with Cencosud’s customers.

Cardholder management efforts are broadly targeted to include all customers, from our target market to prospective customers, including those with or without retail purchases, with or without credit card movements and with or without payments in default.

a.	Key Risk Management Factors

The large-scale and fragmented nature of the business determines portfolio management, in which the following key risk management factors stand out:

•	Automation and centralization of decision making.

•	Customer segmentation.

•	Management of information and earnings projections.

•	Collections management.

•	Large-scale and selective control model for credit and collections circuit.

•	Provision models to cover portfolio risk in line with Basel II standards.

Automation and centralization of decision making: credit and collections decisions are large-scale and automated and only a minority of decisions are analyzed by very specialized personnel. The Company features world class risk management and collections systems, including Capstone Decision Accelerator (CDA), TRIAD, Model Builder (from Fair Isaac Corporation - FICO) and Cyber Financial (from Inffinix), among others.

Customer segmentation: processes are segmented, differentiated by strategy and action tactics per risk profile, activity level and likelihood of occurrence, among others.

Management of information and earnings projections: the Company manages comprehensive information and statistical models on all relevant business and customer variables, which allows it to make timely, prognostic decisions.

Collections management: the Company has one sole collections model for managing collections for retail cards, which uses an outsourcing collection model to efficiently recover debt through quality management of debtors.

Large-scale and selective control model for credit and collections circuit: the Company has large-scale controls over all phases of the credit and collections process, from its centralized processes to its point of- sale and collections processes.

Provision models to cover portfolio risk in line with Basel II standards: the Company has different provisions models that adhere to local regulations in each country as well as Basel II standards, in order to most adequately reflect cardholder portfolio risk. External variables which affect payment behavior are also included in statistical models for estimating provisions. The Company is making progress in each country on implementing anti-cyclical provisions based on industry best practices, starting with Chile and Peru and also during 2012 in Argentina. It also uses back testing to periodically monitor the sufficiency of the provisions it establishes.

Lastly, the Company has a corporate governance strategy that includes, among others, local Risk Committees for each country and a Corporate Risk Committee in which directors and senior executives participate. These committees have the following objectives, among others:

•	Monitor the business’s main risk indicators.

•	Monitor the correct functioning of policies and credit and collections processes.

•	Authorize entry into new markets and/or new products that impact risk.

•	Authorize provisions model and monitor sufficiency.

3.2.1.7.	Liquidity risk.

The concept of liquidity risk is used by the Company to refer to financial uncertainty, at different time horizons, related to its capacity to respond to cash needs to support its operations, under both normal and exceptional circumstances.

As of December 31, 2012 and 2011, the Company presents the following maturity profile for its financial instruments:

Table 2-2-1. Maturity analysis.

As of December 31, 2012

		Maturity
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	More than 5 years	Total liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	3,054,501,218	238,514,739	397,658,832	390,294,267	437,573,737	2,131,734,327	6,650,277,121
Other financial liabilities current and non-current	Bank loans	869,704,636	107,034,016	110,377,060	256,307,537	211,831,775	10,151,277	1,565,406,301
	Bond debt	36,261,347	47,900,291	132,774,483	96,074,094	192,401,737	2,089,183,311	2,594,595,263
	Other loans	1,165,082	5,037,292	4,594,267	4,444,779	4,522,787	16,908,015	36,672,222
	Other financial liabilities (CCS—IRS)	7,624,595	2,245,262	—	2,382,506	2,839,709	4,352,366	19,444,438
	Time deposits	77,779,040	48,845,190	45,584,668	6,104,530	—	—	178,313,428
	Term savings accounts	1,022,988	—	—	—			1,022,988
	Letters of credit	—	—	2,039,031	1,011,599	2,008,507	11,139,358	16,198,495
	Deposits and other demand deposits	2,652,873	—	—	—	—	—	2,652,873
	Debt purchase Bretas—Prezunic—Johnson	—	27,452,688	23,969,222	23,969,222	23,969,222	—	99,360,355
	Other financial liabilities—Other	29,115,522	—	—	—	—	—	29,115,522
Commercial loans	Trade payables and other payables and non-current liabilities	1,902,395,915	—	7,410,802	—	—	—	1,909,806,717
	Other non-financial liabilities current and non-current	79,006,277	—	70,909,299	—	—	—	149,915,576
	Payables to related entities	974,469	—	—	—	—	—	974,469
	Current income tax liabilities	46,798,474						46,798,474

As of December 31, 2011

		Maturity
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	More than 5 years	Total liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	1,912,630,548	399,305,977	336,315,030	309,218,465	488,640,231	1,558,689,632	5,004,799,883
Other financial liabilities current and non-current	Bank loans	124,270,818	55,949,881	147,451,816	180,477,476	328,776,058	74,764,570	911,690,619
	Bond debt	24,531,922	42,076,801	69,583,670	103,681,931	132,846,732	1,461,596,278	1,834,317,334
	Other loans	837,894	4,221,308	5,095,933	4,989,021	4,398,671	10,226,554	29,769,381
	Other financial liabilities (CCS—IRS)	6,271,819	—	—	—	1,592,922	—	7,864,741
	Time deposits	89,365,723	56,102,170	—	—	—	—	145,467,893
	Term savings accounts	1,033,220	—	—	—	—	—	1,033,220
	Letters of credit	—	—	1,268,966	1,027,872	1,983,682	12,102,230	16,382,750
	Deposits and other demand deposits	2,510,178	—	—	—	—	—	2,510,178
	Debt purchase Bretas	—	—	19,042,165	19,042,165	19,042,166	—	57,126,496
	Other financial liabilities Option	—	240,955,817	—	—	—	—	240,955,817
Commercial loans	Trade payables and other payables and non-current liabilities	1,550,820,719	—	11,150,691	—	—	—	1,561,971,410
	Other non-financial liabilities current and non-current	71,050,305	—	82,721,789	—	—	—	153,772,094
	Payables to related entities	1,447,631	—	—	—	—	—	1,447,631
	Current income tax liabilities	40,490,319	—	—	—	—	—	40,490,319

As part of its comprehensive risk management framework, the Company has liquidity management policies aimed at ensuring timely compliance with its obligations based on the scale and risk of its operations, both under normal conditions and exceptional situations, which are defined as circumstances in which cash flows can be substantially greater than expected as a result of unforeseen changes in general market conditions or the particular situation of a certain institution. In this context, liquidity risk management tools have been designed to both ensure positioning of the statements of financial position that allows minimizing the probability of an internal liquidity crisis (prevention policies) as well as defining contingency plans to address a liquidity crisis scenario.

For such purposes, the liquidity management policies define the Company’s management strategy, management’s roles and responsibilities, internal limits for cash flow mismatches, sources of risk, contingency plans and internal control mechanisms.

One of the indicators used to monitor liquidity risk is the liquidity position, which is measured and controlled each day based on the difference between cash flows payable for liabilities and expense accounts and cash flows receivable from assets and income accounts for a given maturity period.

In the event of a cash deficit on a consolidated level, Cencosud S.A. has various short and long-term financing alternatives, including lines of credit with banks, access to international debt markets, liquidation of investment instruments, etc. In contrast, in the event of a cash surplus on a consolidated level, this money is invested in different investment instruments.

As of December 31, 2012, the Company has available unused lines of credit for approximately ThCh$ 301,068,423 (ThCh$ 320,733,256 as of December 31, 2011).

As of December 31, 2012, the company held unused line of credits as a result of Confirming operations by ThCh$ 107,352,517 (ThCh$ 63,194,765 as of December 31, 2011) which held the original maturities agreed with the supplier. Such operations are presented in the line trade accounts payables.

Confirming operations that consider larger payment with the bank that the original payment deadline set by the Company and its suppliers in the trade agreement amounted, in the portion corresponding to the longest period of payment to ThCh$7,992,721 (ThCh$ 4,951,299 as of December 31, 2011) in Chile and ThCh$ 21,122,803 (ThCh$ 13,615,857 as of December 31, 2011) in Peru, to December 31, 2012. These operations are presented under “Other financial liabilities”

These operations are monitored on a regular basis so that these exposures do not adversely affect the consolidated financial ratios according to corporate policies.

3.2.1.8.	Market risk.

The Company is exposed to market risk, which involves variations in interest and exchange rates that may affect its financial position, operating results and cash flows. The Company’s hedge policy calls for a periodic review of its exposure to interest and exchange rate risk for its main assets and obligations.

3.2.1.8.1.	Interest rate risk.

As of December 31, 2012, approximately 61% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rates. The remaining 39% was at variable interest rates including derivates. Of the variable rate debt, approximately 99% is indexed to local interest rates (either as originally denominated or by re-denominating with derivatives).

The Company has identified as important its interest rate risk generated primarily from variable rate obligations, which are sensitized by measuring the impact on income of a reasonably possible variation in the observed interest rate. Following regulatory guidelines, the deviation in relevant interest rates is estimated using historical series with a daily frequency for each of the identified risk variables. The distribution of percentage changes occurring in three-month intervals is then analyzed and the extreme scenarios that fall outside a confidence interval of 95% are eliminated. The amount of the sensitized exposure corresponds to the total of the variable rate debt.

For variable rate debt, the financial risk refers to the potential upward deviation of cash flows related to interest payments on obligations from a specific target, attributable to the rise in interest rates that are important to the Company’s indebtedness structure, namely: LIBOR, TAB nominal and the Chamber rate (CAM), Chile.

As of and for December 31, 2012

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	US$	1,500,000,000	LIBOR 1M	(37.73)	285,219
				32.90	(248,737)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(43.86)	552,757
				43.61	(549,525)
Net liability	Ch$	59,819,697,369	TAB NOM 180	(37.04)	1,484,275
				45.07	(1,806,216)
Net liability	Ch$	419,586,630,000	CAM	(53.93)	1,755,215
				49,12	(2,461,922)

As of and for December 31, 2011

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	US$	12,839,422	LIBOR 6M	(39.76)	5,168
				42.31	(5,500)
Net liability	Ch$	116,914,350,000	TAB NOM 90	(49.88)	950,152
				50.00	(952,504)
Net liability	Ch$	247,319,697,369	TAB NOM 180	(40.72)	1,554,613
				50.00	(1,909,019)
Net liability	Ch$	311,284,230,000	CAM	(62.83)	2,253,157
				52.55	(2,146,936)

The effect on income obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for the interest payment and the amount that would have been recorded in a scenario of lower or higher interest rates).

The Company’s risk management strategy is to hold between 40 and 60% of its financial debt in variable rates in order to benefit from lower cost of funds and the remainder of its financial debt in fixed rates in order to reduce uncertainty stemming from variable interest payments, by denominating part of its variable interest rate liabilities into fixed rate liabilities using derivative financial instruments for these purposes, which allow the interest rate of the original obligation to be fixed.

3.2.1.8.2.	Foreign exchange rate risk.

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (89%) is denominated in local currency. As of December 31, 2012, approximately 70% of the debt in U.S. dollars was hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

The Company has identified as important the exchange rate risk generated from obligations in US dollars, Argentine pesos, Peruvian Nuevos Soles and Unidades de Fomento, which are sensitized by measuring the impact on income of a reasonably possible variation in observed exchange rates. Following regulatory guidelines, the deviation in relevant exchange rates is estimated using historical series with a daily frequency for each of the identified risk variables. The distribution of percentage changes occurring in three-month intervals is then analyzed and the extreme scenarios that fall outside a confidence interval of 95% are eliminated.

The amount of sensitized exposure is estimated based on the effects on the income and equity accounts presented in chart 1.5.

As of and for December 31, 2012

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	953,071,777	USD-CLP	479.96	(9.37)	434.99	42,859,387
				—	10.41	529.92	(47,618,782)
Net liability	ARS	210,872,941	ARS-CLP	97.49	(13.99)	83.85	2,876,425
				—	12.41	109.59	(2,551,030)
Net liability	UF	28,987,893	CLF-CLP	22,840.75	(0.516)	22,722.86	3,417,303
				—	2.653	23,446.77	(17,567,240)
Net liability	COP	306,413,618,608	COP-CLP	0.27	(10.626)	0.24	8,829,821
					10.721	0.30	(8,908,770)
Net liability	PEN	473,855,927	PEN-CLP	187.81	(8.911)	171.08	7,930,579
				—	10.233	207.03	(9,106,529)
Net liability	BRL	473,509,151	BRL-CLP	233,59	(11.568)	206.56	12,795,265
				—	12.282	262.27	(13,584,143)

As of and for December 31, 2011

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	359,817,826	USD-CLP	519.20	(9.43)	470.22	17,625,604
				—	10.75	575.03	(20,089,936)
Net liability	ARS	297,442,554	ARS-CLP	120.74	(14.38)	103.38	5,163,067
				—	12.76	136.14	(4,581,527)
Net liability	UF	27,112,448	CLF-CLP	22,291.88	(0.558)	22,167.55	3,370,886
				—	2.756	22,906.29	(16,658,149)
Net liability	COP	3,129,233,333	COP-CLP	0.27	(11.024)	0.24	93,138
					10.976	0.30	(92,734)
Net liability	PEN	547,343,736	PEN-CLP	196.27	(9.158)	178.30	9,837,920
				—	10.618	217.11	(11,407,096)
Net liability	BRL	203,087,446	BRL-CLP	278.23	(11.875)	245.19	6,709,865
				—	12.522	313.07	(7,075,786)

The effect on income obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for exchange differences and the amount that would have been recorded in a scenario of lower or higher exchange rates).

The Company’s strategy is to held most of its financial debt in local currencies to reduce uncertainty stemming from an increase in the value of its liabilities due to foreign currency fluctuations, using derivative financial instruments for these purposes, which allow the value of the obligation to be expressed in its functional currency.

4	Estimates, judgment or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The Cencosud Group makes estimates and assumptions with respect to the future. Actual results could differ from those estimates. The estimates and assumptions that have a significant risk of generating material adjustments to the asset and liability balances in the next year are presented below.

4.1	Estimate of impairment of assets with indefinite useful lives

The Cencosud Group assesses annually whether goodwill has experienced any impairment, according to the accounting policy described in Note 2.11. The recoverable balances of the cash generating units have been determined from the base of their value in use. The methodology of discounting cash flows at a real pre-tax discount rate calculated for each country is applied. The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each business segment and for each cash generating unit. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role that brand has in the generation of sales.

4.2.	Useful life of property, plant and equipment

The Company and its subsidiaries review the estimated useful lives, residual values and depreciation method of its property, plant and equipment at the end of each year. During this year the Company has established that there are no significant changes in the useful lives estimated during the period.

4.3	Estimate of impairment of property, plant and equipment

For property, plant and equipment, the company applies the methodology of discounting future cash flows using a pre-tax nominal discount rate, differentiated by country (7.6% in Chile; 19.2% in Argentina; 8.2% in Peru; 8.0% in Brazil and 7.8% in Colombia). Cash flow projections are performed for each country and business segment. The functional currency of each country is used and the projection considers a 5 year outlook plus perpetuity. The projections are based on historical information from recent years and the main macroeconomic variables that affect markets. In addition, the projections consider moderate organic growth and the recurring investments necessary to maintain the cash flow generating capacity of each segment.

4.4.	Impairment of accounts receivable

The Company assesses the impairment of the accounts receivable when there is objective evidence that it will not be able to collect all the amounts according to the original terms of the account receivable (Note 2.12.2).

4.5	Investment property

For investment property the methodology of the discounted future cash flows uses a country-specific WACC after tax rate, measured in real terms (8.3% in Chile, 18.2% in Argentina and 8.7% in Perú). To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country. The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level and the main variables used are:

1.	Determination of the Discount Rate

The discount rate is reviewed quarterly for each country and consists of the following factors:

a)	BETA: Because the American market presents a greater number of comparable companies within this industry, using betas of companies in that country.

b)	Risk-free rate: It draws on the U.S. Treasury rate at 30 years (30yr T-Bond)

c)	risk premium: Estimated on long-term returns of the stock market and the country risk of each transaction, estimated by the Credit Default Swap to 10 years (10yr CDS). In the case of Argentina’s country risk used is the average of the last three years.

d)	Leverage Ratio: Estimated as of BETA referring them on 74% equity and 26% debt.

e)	Tax rate: We use the tax rate in effect in each country

f)	Spread: To estimate the return on debt using the international bond spread Cencosud which is similar to the Industry spread. With all these factors we estimate the discount rate (WACC) nominal and real, the latter being used as the flow is estimated at UF (Unidad de Fomento) in Chile, or adjusted for inflation in Peru and Argentina

2.	Revenue growth:

The evolution of income depends on the property, but remains between 0.5% and 1.0% annual real growth, except those newly opened malls whose maturation does expect superior performance improved in the first years of operation. The revenue projection is reviewed quarterly so that it is aligned to the budget approved by the board in the short term and that their expectations of long-term trends are in line with the life cycle in which the asset is (Shopping).

3.	Growth in costs and expenses:

As income, change in expenditure depends on the property but always reflects the standard structure resulting from the operation of such properties and operating agreements signed with tenants. Also reviewed quarterly to be aligned with the budget and expected evolution for each Shopping.

4.	Investment Plan:

For shopping center me each review a reinvestment plan in line with the characteristics of each property and the life cycle in which they are placed.

Based on the points described above, the estimated available flow projection thirty-year term, after which it is estimated a perpetuity. The present value of these flows determines the fair value of the investment property.

4.6.	Financial assets—options

In order to determine the fair value of call options (a financial asset), the company considers the net present value of the discounted cash flows of the underlying asset and an analysis of market comparables.

Options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS” (note 23.5) are recognized in the financial statements of Cencosud S.A. as follows:

•

The put option was initially accounted for as a liability with a charge to the equity account other reserves, at the present value of the estimated exercise price, in accordance with the provisions of IAS 32 “Financial Instruments: Presentation.”

•	After the initial recognition, all variations in the value of the put option are recorded against profit and loss.

•

After their initial recognition, the call option is accounted at fair value through profit and loss. The fair value is the present value of the difference between the amount to be paid to exercise the option and the fair value of the underlying shares.

•

If the call option is exercised, the asset will be derecognized together with the cash provided as the exercise price, with a credit to non-controlling interest and other reserves within equity. The liability for the put option will be reversed with a credit to the equity account other reserves.

•

If the put option is exercised, the corresponding liability will be derecognized with a balancing entry for the cash outflow given as the exercise price. The non-controlling interest will be derecognized against the asset for the call option (if any) and against the equity account other reserves.

5	Cash and cash equivalents

The composition of this item as of December 31, 2012 and 2011 is the following:

	As of December 31,
Cash categories	2012	2011
	ThCh$	ThCh$
Cash in hand	53,106,390	48,779,345
Bank balances	164,801,594	76,287,432
Short-term deposits	19,812,821	19,994,804
Cash	237,720,805	145,061,581

Ash and equivalents include cash, bank account balances and short term investments. Currency is as follows:

	As of December 31,
Currency	2012	2011
	ThCh$	ThCh$
Chilean Peso	101,729,681	75,222,826
Argentine Peso	21,768,921	36,569,236
US dollars	305,374	123,201
Peruvian New Sol	39,771,877	19,032,784
Brazilian Real	22,637,088	13,124,282
Colombian Peso	51,507,864	989,252
Total	237,720,805	145,061,581

6	Other financial assets, current and non-current

The composition of this item as of December 31, 2012 and 2011 includes the following:

	As of December 31,
Other financial assets, current	2012	2011
	ThCh$	ThCh$
Shares	36,469	36,891
Mutual Funds Shares(*)	65,183,729	43,067,809
Derivatives at fair value through profit and loss	2,946,670	2,060,000
Highly liquid financial instruments	—	5,362,015
Call option (**)	—	171,402,489
Total other financial assets, current	68,166,868	221,929,204

	As of December 31,
Other financial assets, non-current	2012	2011
	ThCh$	ThCh$
Derivatives at fair value through profit and loss	—	—
Hedging derivatives	40,154,935	46,979,614
Financial investments Long term	852,289	—
Total other financial assets, non-current	41,007,224	46,979,614

(*)	Mutual Funds shares are mainly fixed rate investments.
(**)	On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, Cencosud S.A. and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties.The accounting effects of this decision are recognized in equity under “other reserves”, for an amount of ThCh$ 160,974,000.

7	Derivative financial instruments

7.1	Financial assets and liabilities held at fair value through profit and loss

The Company, following the financial risk management policy described in Note 3, enters into financial derivative contracts to hedge exchange rate and interest rate fluctuation risks.

This account as of December 31, 2012 includes cross currency swaps and interest rate swaps designed to hedge debt payment flows in foreign currency (US dollars). The fair value of these contracts as of December 31, 2012 represents current and non-current assets of ThCh$ 2,946,670 and liabilities of ThCh$ 7,624,595, respectively (current asset of $ 2,060,000 and liabilities of ThCh$ 5,150,270 as of December 31, 2011).

Changes in the fair value of the assets and liabilities classified in this category (cross currency swaps and interest rate swaps) are recorded under “financial income” or “financial expenses”, except for the agreements that do not hedge direct liabilities, which are recorded as other gains (losses).

On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, the Company and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties. As a result of the termination of these contracts and the exercise of the call option, the Company paid ThCh$ 242,681,660 for the 38.6062% interest in Jumbo Retail Argentina. The accounting effects of this transaction are presented in Equity within “other reserves”

These financial instruments are recorded in the accounts other current and non-current financial assets and other current and non-current financial liabilities.

7.2	Hedging assets and liabilities

The Company has derivatives to hedge exposure to exchange rate variations, particularly instruments classified as cross currency swaps (CCS), used to hedge debts denominated in Peruvian Nuevo Soles and U.S. dollars from bond placements and bank debt in those currencies. These instruments are classified as cash flow and fair value hedges. The fair value of these contracts as of December 31, 2012 represent an asset of ThCh$ 41,007,224 (ThCh$ 46,979,614 as of December 31,2011) and a liability of ThCh$ 11,819,843 (ThCh$ 2,714,471 as of December 31, 2011).

These financial instruments are recorded in the accounts current and non-current financial assets and current and non-current financial liabilities. The liabilities are detailed in Note 17.

Changes in the fair value of the assets and liabilities classified in this category (cross currency swaps) are recorded under “financial income” or “financial expenses”.

These financial instruments are presented as “operating activities” in the statement of cash flows as part of the changes in working capital. This is based on the fact that Cencosud has entered into these assets and liabilities as derivative financial instruments to serve as economic and financial hedges for the risks associated with exchange rates and interest rates as described previously.

Instruments at fair value through profit and loss and hedge instruments are detailed in Note 3.

8	Trade receivables and other receivables

Trade receivables and other receivables as of December 31, 2012 and 2011 are as follows:

	As of December 31,
Trade receivables and other receivables, net, current	2012	2011
	ThCh$	ThCh$
Trade receivables net, current	177,242,282	130,061,944
Credit card receivables net, current	515,978,920	496,758,427
Other receivables, net, current (1)	323,577,322	286,507,258
Letters of credit loans	640,892	728,625
Consumer installment credit—(Banco Paris)	42,893,450	15,812,537

Total	1,060,332,866	929,868,791

	As of December 31,
Trade receivables and other receivables, net, non-current	2012	2011
	ThCh$	ThCh$
Trade receivables net, non-current	219,025	304,780
Credit card receivables net, non-current	50,229,846	70,615,145
Other receivables, net, non-current(1)	13,767,953	8,807,825
Letters of credit loans	11,936,654	10,802,064
Consumer installment credit—(Banco Paris)	66,152,683	103,913,701

Total	142,306,161	194,443,515

(1)	Previously issued consolidated financial statements included ThCh$26,833,098 associated with a receivable from the former owners of Bretas for pre-acquisition contingencies. Considering that the Company has a legally enforceable right to set-off this amount and it intends to realize this asset and settle it against a liability that the Company has with the former owners of Bretas, the Company has reclasiffied this amount to “Other financial liabilities.” See Note 17.1.

	As of December 31,
Trade receivables and other receivables, gross, current	2012	2011
	ThCh$	ThCh$
Trade receivables gross, current	192,728,230	148,214,060
Credit card receivables gross, current	566,060,108	555,800,756
Other receivables gross, current	337,075,113	297,195,383
Letters of credit loans	872,438	728,625
Consumer installment credit—(Banco Paris)	55,500,755	27,577,540

Total	1,152,236,644	1,029,516,364

	As of December 31,
Trade receivables and other receivables close to maturity	2012	2011
	ThCh$	ThCh$
Past due less than three months	765,569,835	629,973,448
Past due between three and six months	78,732,326	69,940,662
Past due between six and twelve months	136,763,286	101,265,124
Past due in more than twelve months	142,306,161	194,443,515

Total	1,123,371,608	995,622,749

Please refer to table 1-1 in Note 3 to see the trade receivables’ and other receivables’ fair value.

The maturity of past due trade receivables as of December 31, 2012 and 2011 is as follows:

	As of December 31,
Trade receivables past due but not impaired	2012	2011
	ThCh$	ThCh$
Past due in less than three months	119,132,649	159,215,632
Past due between three and six months	31,800,108	34,361,276
Past due between six and twelve months	10,058,406	14,061,808
Past due in more than twelve months	10,180,034	20,698,414

Total	171,171,197	228,337,130

The roll-forward of the bad debt allowance is as follows:

	As of December 31,
Change in bad debt allowance	2012	2011
	ThCh$	ThCh$
Initial balance	99,647,573	63,083,764
Increase in reserve	123,866,930	114,175,472
Increase for business combination	2,172,569	15,350,400
Reserve uses	(94,865,255)	(68,835,977)
Decreases in reserve	(38,918,039)	(24,126,086)

Total	91,903,778	99,647,573

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Cencosud Group does not request collateral as a guarantee.

The information presented below is required by the Superintendency of Securities and Insurance through the rule number 23942 dated on September 14, 2011.

The financial business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings the Company provides through each of its business units and is aimed at building long-term relationships with our customers. The largest percentage of the financial retail business corresponds to the Más Credit Card in Chile, which has been operating for more than 20 years. The card’s market penetration is less in other countries, such as Peru where it has been available for less than 1 year. Its distribution with respect to the total portfolio is:

	As of December 31,
Receivables portfolio	2012		2011
	ThCh$	%	ThCh$	%
Current credit card receivables, gross	566,060,108		555,800,756
Non—current credit card receivables, gross	50,229,846		70,615,145

Total credit card receivables	616,289,954		626,415,901

Chilean credit card	452,363,211	73	481,195,215	77
Credit card Más	447,400,665		446,795,346
Credit card Johnson’s	4,962,546		34,399,869
Argentine credit card	129,198,584	21	125,781,428	20
Peruvian credit card	34,728,159	6	19,439,258	3

Total credit card receivables	616,289,954	100	626,415,901	100

Progress is being made to regionalize the financial business through an organizational structure where each risk area autonomously and independently manages risk, led by the Corporate Risk Management Division, which reports directly to Cencosud’s Corporate CEO. In turn, the risk management areas in each country report (administratively and functionally) to the Corporate Risk Manager.

CHILE

1.	Credit policies. Credit Card Más

a)	Credit policies are led by the Risk Management Division through a risk committee in Chile and parameters are set in the Company’s evaluation systems for the entire credit process. Among others, these policies include:

i.	the commercial ethics of debtors or those eligible for credit;

ii.	the cardholder risk profile, measured based on payment behavior and/or associated score models;

iii.	the debtor’s credit capacity, among others.

As mentioned, the main objective of the financial business is to grant customers access to financing for products offered by the Company´s retail stores (to complement Cencosud’s value offering). Cash advances and financing at affiliated businesses are very limited as compared to total credit card sales. Financial products are targeted toward cardholders with better risk profiles and are complementary to the credit card itself. Minimum payment policies are segmented by risk profile and fluctuate between 10% and 20% of the value invoiced monthly.

b)	The collections policy aims to secure 100% of debt payments while the cardholder is in the early stages of default so that the cardholder’s account may remain open to continue making purchases. However, some cardholders cannot make their payments. For these cardholders, new payment plans can be structured. These agreements must consider at least:

i.	The cardholder’s expressed will.

ii.	The intention to pay, manifested by an initial payment as a condition to restructure the debt.

iii.	Account blockage for all cardholders who restructure debt that is more than 30 days in default. Only after having demonstrated favorable payment behavior does the company evaluate potentially opening the account so the cardholder may continue making purchases and reducing the credit limit, as appropriate.

Most renegotiation and refinancing are done for cardholders that are more than 30 days in default and require initial payments of an average of 15% of the total debt. The average term is around 23 months and a maximum of 2 restructurings per year is accepted.

c)	Bad debt allowances are determined using a model that brings together banking industry best practices, in line with Basel criteria, in order to estimate the level of allowances necessary to cover the portfolio’s potential risk. This model segments cardholders in different clusters to better estimate losses, classifying renegotiated cardholders, among others, in a special category. The validation and sufficiency of the allowance model is monitored on a monthly basis by the Risk Committee using defined back testing and sufficiency analyses. Beginning in December 31, the Board of Directors of Cencosud Group, through its Corporate Risk Committee, decided to begin establishing anti-cyclical provisions for a total of ThCh$ 3,533, which is increasingly being adopted as a best practice by the international and local banking industry. These provisions, which are established in economically favorable periods with low unemployment rates and high growth rates, allow the company to prepare for recessionary economic cycles and their impact on the cardholder portfolio.

d)	The write-off policy establishes that 100% of all accounts with more than 6 invoices past due be written off and that such amounts be fully recognized as a loss in the statement of income. All cardholders that subsequently pay all or part of their written-off debt are recognized as recovered write-offs in the statement of income.

e)	Credit terms (months)

		Range
	Average term	Minimum	Maximum
Purchases	3	1	36
Affiliated businesses	3	1	36
Cash advances	17	3	48
Renegotiated	22	4	24
Refinancing	7	4	12

2.	Definition of portfolio types.

Considers 2 types of policies in restructuring debt in default:

a.	Renegotiation Policy: establishes the conditions for restructuring 100% of the cardholder’s debt in default.

b.	Refinancing Policy: establishes the conditions for restructuring 100% of the cardholder’s invoiced debt.

3.	Portfolio stratification

As of December 31, 2012

Credit card Más Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	1,331,332	340,634,129	35,707	15,816,484	356,450,613
01-30 days	104,369	38,285,647	15,432	6,624,456	44,910,103
31-60 days	38,400	11,515,243	8,995	3,986,817	15,502,060
61-90 days	22,451	6,911,283	5,997	2,702,941	9,614,224
91-120 days	18,238	5,486,035	4,815	2,113,735	7,599,770
121-150 days	16,587	4,640,823	3,980	1,670,276	6,311,099
150-180 days	16,624	5,187,576	3,999	1,825,220	7,012,796
>180 days	—	—	—	—	—

Total	1,548,001	412,660,736	78,925	34,739,929	447,400,665

As of December 31, 2011

Credit card Más Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	1,352,303	336,253,200	33,090	13,292,350	349,545,550
01-30 days	113,731	39,014,774	15,729	6,256,413	45,271,187
31-60 days	42,857	11,924,308	9,724	4,057,004	15,981,312
61-90 days	27,446	7,512,616	7,812	3,237,586	10,750,202
91-120 days	21,849	6,026,631	6,839	2,902,233	8,928,864
121-150 days	18,010	5,267,406	6,277	2,529,875	7,797,281
150-180 days	19,263	5,779,322	6,312	2,741,628	8,520,950
>180 days	—	—	—	—	—

Total	1,595,459	411,778,257	85,783	35,017,089	446,795,346

As of December 31, 2012

ThCh$
Total allowance on non-refinanced portfolio	23,944,291	As of December 2012
Total allowance on refinanced portfolio	6,980,027	As of December 2012
Total write-offs for the period	69,979,748	Write-offs between Jan and Dec 2012
Total recovered for the period	18,157,313	Write-offs recovered between Jan and Dec 2012

N°
Number of cards issued (not additional cards)	2,716,985	Stock as of December 2012
Number of cards with outstanding balances	1,626,926	Stock as of December 2012
Average number of refinancings	8,273	Average number of accounts refinanced monthly between Jan and Dec 2012
Total refinanced receivables (ThCh$)	34,739,929	Stock of refinanced portfolio as of December 2012
% refinanced / non-refinanced portfolio	5.10%	Number of refinanced customers/non-refinanced customers

As of December 31, 2011

ThCh$
Total allowance on non-refinanced portfolio	24,820,732	As of December 2011
Total allowance on refinanced portfolio	7,260,220	As of December 2011
Total write-offs for the period	56,328,892	Write-offs between Jan and Dec 2011
Total recovered for the period	19,944,373	Write-offs recovered between Jan and Dec 2011

N°
Number of cards issued (not additional cards)	2,658,970	Stock as of December 2011
Number of cards with outstanding balances	1,681,242	Stock as of December 2011
Average number of refinancings	9,202	Average number of accounts refinanced monthly between Jan and Dec 2011
Total refinanced receivables(ThCh$)	35,017,089	Stock of refinanced portfolio as of December 2011
% refinanced / non-refinanced portfolio	5.38%	Number of refinanced customers/non-refinanced customers

4.	Portfolio allowance factors

As of December 31, 2012

Credit card Más Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.4	7.4
01-30	7.4	15.7
31-60	27.0	25.9
61-90	44.5	33.9
91-120	57.8	43.3
121-150	70.0	54.5
151-180	70.4	54.4
>180 days	—	—

Total	5.8	20.1

As of December 31, 2011

Credit card Más Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	2.0	5.6
01-30	6.7	12.5
31-60	21.9	21.3
61-90	36.5	29.3
91-120	50.9	39.3
121-150	63.8	52.4
151-180	64.3	52.9
>180 days	—	—

Total	6.0	20.7

5.	Risk ratios. (% provision/portfolio)

As of December 31, 2012

Credit card Más risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.8	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Rrefinanced portfolio	20.1	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	6.9	Stock of total allowances/ Stock of total portfolio
Write off ratio	12.4

(1)	The rate of punishment corresponds to annualized net of recoveries punishment measured on average stock of deposits from the period.

As of December 31, 2011

Credit card Más risk ratios (allowance / portfolio)%
Non-refinanced portfolio	6.0	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Rrefinanced portfolio	20.7	Stock of allowances on refinanced portfolio/Stock of refinanced portfolio
Total portfolio	7.2	Stock of total allowances/Stock of total portfolio
Write off ratio (1)	8.9

The penalty rate corresponds to the annual penalties, net of recoveries / average stock of deposits from the period January to December 2011.

Credit Card Johnson´s—TMO

As of March 2012 system begins to migrate the portfolio management of Johnson’s Multiopción Card (hereinafter TMO) to Cencosud Cards. This process involves the client must change its current product by Cencosud card and will be conducted during 2012. For purposes of portfolio impacts, promotes the transfer of clients without problems of arrears and without renegotiation conditions.

1. Credit policies.

a)	Credit policies are defined by the Risk Management Division in Chile for TMO and parameters are set in the Company’s evaluation systems for the entire credit process. Among others, these policies include:

i.	the commercial ethics of debtors or those eligible for credit;

ii.	the cardholder risk profile, measured based on payment behavior and/or associated score models;

iii.	the debtor’s credit capacity, among others.

The target market is TMO socioeconomic group D C3 and therefore the credit given is quite limited.

b)	The collections policy aims to secure 100% of debt payments while the cardholder is in the early stages of default so that the cardholder’s account may remain open to continue making purchases. However, some cardholders cannot make their payments. For these cardholders, new payment plans can be structured. These agreements must consider at least:

i.	The cardholder’s expressed will.

ii.	The intention to pay, manifested by an initial payment as a condition to restructure the debt.

iii.	Account blockage for all cardholders who restructure debt that is more than 30 days in default. Only after having demonstrated favorable payment behavior does the company evaluate potentially opening the account so the cardholder may continue making purchases and reducing the credit limit, as appropriate.

c)	Bad debt allowances are determined using a model is determined by a statistical model (logistic regression) based on the expected loss. There are models by segment for a better estimate of the loss. The segments are defined in terms of the performance characteristics of the client.

d)	Validation and sufficiency of the Model Provisions is monitored on a monthly basis by the Risk Committee, through backtesting and definen adequacy analysis based on behavioral characteristics of the Customer.

e)	The write-off policy establishes that 100% of all accounts with more than 6 invoices past due be written off and that such amounts be fully recognized as a loss in the statement of income. All cardholders that subsequently pay all or part of their written-off debt are recognized as recovered write-offs in the statement of income.

f)	Credit terms (months)

		Range
	Average term	Minimum	Maximum
Purchases	7	3	36
Affiliated businesses	4	3	18
Renegotiated	30	3	36

2.	Portfolio stratification

As of December 31, 2012

Credit card Johnson’s Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	8,763	431,404	5,160	1,274,257	1,705,661
01-30 days	3,564	308,702	2,185	557,360	866,062
31-60 days	2,055	144,699	1,223	294,740	439,439
61-90 days	1,863	127,851	1,179	312,784	440,635
91-120 days	2,098	170,835	996	294,467	465,302
121-150 days	2,162	240,418	905	287,201	527,619
150-180 days	2,081	237,949	783	264,361	502,310
>180 days	147	12,785	9	2,733	15,518

Total	22,733	1,674,643	12,440	3,287,903	4,962,546

As of December 31, 2012

ThCh$
Total allowance on non—refinanced portfolio	607,715	Stock as of December 2012
Total allowance on refinanced portfolio	1,638,749	Stock as of December 2012
Total write—offs for the period	12,724,805	Write—offs between January and December 2012
Total recovered for the period	1,347,969	Write—offs recovered between January and December 2012

N°
Number of cards issued (not additional cards)	475,049	Stock as of December 2012
Number of cards with outstanding balances	35,173	Stock as of December 2012
Average number of refinancinds	978	Average number of accounts refinanced monthly between January and December 2012
Total refinanced receivables (ThCh$)	3,287,903	Stock of refinanced portfolio as of December 2012
% refinanced / non—refinanced portfolio customers	54.72	Number of refinanced customers / non—refinanced

As of December 31, 2011

Credit card Johnson’s Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	158,011	17,385,817	12,949	4,667,013	22,052,830
01-30 days	22,477	2,782,536	3,920	1,607,317	4,389,853
31-60 days	7,571	872,481	2,537	1,160,912	2,033,393
61-90 days	5,701	699,894	2,410	1,084,937	1,784,831
91-120 days	4,324	525,535	1,938	899,201	1,424,736
121-150 days	3,333	411,101	1,991	1,328,605	1,739,706
151-180 days	2,643	347,757	879	588,189	935,946
>181 days	744	26,440	39	12,135	38,575

Total	204,804	23,051,561	26,663	11,348,309	34,399,870

As of December 31, 2011

ThCh$
Total allowance on non—refinanced portfolio	3,073,182	Stock as of December 2012
Total allowance on refinanced portfolio	8,467,997	Stock as of December 2012
Total write—offs for the period	8,016,980	Write—offs between January and December 2012
Total recovered for the period	4,072,279	Write—offs recovered between January and December 2012

N°
Number of cards issued (not additional cards)	959,820	Stock as of December 2012
Number of cards with outstanding balances	231,467	Stock as of December 2012
Average number of refinancinds	3,003	Average number of accounts refinanced monthly between January and December 2012
Total refinanced receivables (ThCh$)	11,348,309	Stock of refinanced portfolio as of December 2012
% refinanced / non—refinanced portfolio customers	13.02	Number of refinanced customers / non—refinanced

As of December 31, 2012

Credit card Johnson’s Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	11.6	46.0
01-30	10.2	46.2
31-60	23.0	48.3
61-90	31.2	49.2
91-120	52.8	56.3
121-150	65.5	58.5
151-180	81.2	61.5
>180 days	98.0	98.0

Total	36.3	49.8

As of December 31, 2011

Credit card Johnson’s delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	7.2	65.5
01-30	11.7	71.7
31-60	34.3	77.7
61-90	42.6	74.3
91-120	59.3	78.8
121-150	68.8	96.1
151-180	83.4	94.8
>180 days	71.4	57.8

Total	13.3	74.6

As of December 31, 2012

Credit card Johnson´s risk ratios (allowance / portfolio)%
Non-refinanced portfolio	36.3	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Rrefinanced portfolio	49.8	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	45.3	Stock of total allowances/Stock of total portfolio
Write off ratio (1)	63.1

(1)	The penalty rate corresponds to the annual penalties, net of recoveries/average stock of deposits from the period January to December 2011.

As of December 31, 2011

Credit card Johnson´s risk ratios (allowance / portfolio)%
Non-refinanced portfolio	13.3	Stock of allowances on non-refinanced portfolio/Stock of non-refinanced portfolio
Rrefinanced portfolio	74.6	Stock of allowances on refinanced portfolio/Stock of refinanced portfolio
Total portfolio	33.6	Stock of total allowances/Stock of total portfolio
Write off ratio (1)	9.4

(1)	The penalty rate corresponds to the annual penalties, net of recoveries/average stock of deposits from the period January to December 2011.

ARGENTINA

1.	Credit policies.

a)	Customers are selected using policies with parameters based on the credit assessment system. The approval decision and the credit limit are based on a combination of statistical models, payment history in the financial system and an estimate of the applicant’s income level. The minimum payment is 25% of the invoiced amount. Affiliate businesses and financial products are complementary to offering the card itself and represent a very small percentage of total sales.

b)	Collections policy: during the first 90 days of delay, the company aims to ensure that the cardholder pays its debt in default and recovers access to credit. Refinancing requires an initial payment of at least 50% of the unpaid minimum payment and are limited to a maximum of once every six months. For cardholders more than 90 days in default, the card is blocked indefinitely and a new payment plan is established based on their willingness and capacity to pay.

c)	Allowances: allowances are calculated each month by applying statistical methodology that combines portfolio behavior over the last 12 months. The portfolio is also segmented into clusters based on the likelihood of non-payment calculated when the account is opened and also the cardholder’s seniority. The company verifies that the calculated allowances charge the expected losses in the current period and also that they exceed the requirements of the local regulator (BCRA). Conservative allowances are added based on new factors that may not be taken into consideration by the statistical methodology.

d)	Write-off policy: The local regulator requires allowances for 100% of delinquent debt once it is 360 days past due. However, Cencosud applies the conservative criteria of establishing allowances for 100% of accounts that are 180 days past due. Currently, because of a limitation with the card processing system in Argentina, accounts are not written-off in accounting at 360 days. However, the 100% allowance is maintained.

Average Terms for Credit Cards and Refinancing (months)

Range of terms	Portfolio
%
Payment upon invoicing	36
Installments 0-3 M	31
Installments 3-6 M	13
Installments 6-12 M	14
Installments +12 M	6
Average term for portfolio	2.6

Range of terms for refinanced collections	Portfolio
%
Installments 0-3 M	5
Installments 3-6 M	17
Installments 6-12 M	39
Installments +12 M	39
Average term for refinanced collections in months	9.3

2.	Definition of portfolio types.

Cencosud Argentina segments its portfolio into three main groups based on risk of non-payment. This segmentation is determined when customers are approved for credit and is used primarily to properly allocate credit limits. Each month, the company monitors the mixture of characteristics of new cards issued versus the portfolio, and any important deviations are used to modify customer selection methods.

As of December 31, 2012

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	545,967	107,624,696	2,282	620,706	108,245,402
01-30 days	72,059	12,500,427	762	210,569	12,710,996
31-60 days	24,637	3,274,075	608	162,735	3,436,810
61-90 days	8,384	1,104,216	248	77,711	1,181,927
91-120 days	4,889	834,832	178	68,201	903,033
121-150 days	3,626	724,721	74	24,010	748,731
150-180 days	2,481	480,089	18	4,989	485,078
>180 days	7,112	1,486,607	0	0	1,486,607

Total	669,155	128,029,663	4,170	1,168,921	129,198,584

As of December 31, 2011

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customer (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	523,837	104,378,683	1,525	428,935	104,807,618
01-30 days	59,557	11,067,314	424	122,981	11,190,295
31-60 days	18,604	3,121,896	349	116,617	3,238,513
61-90 days	7,518	1,239,831	239	92,949	1,332,780
91-120 days	2,640	693,181	111	48,092	741,273
121-150 days	1,867	582,326	58	23,165	605,491
150-180 days	1,582	440,593	13	4,601	445,194
>180 days	16,000	3,420,264	—	—	3,420,264

Total	631,605	124,944,088	2,719	837,340	125,781,428

As of December 31, 2012

M$
Total allowance on non-refinanced portfolio	7,597,100	Stock as of December 2012
Total allowance on refinanced portfolio	571,389	Stock as of December 2012
Total write-offs for the period	7,251,331	Write-offs between Jan and Dec 2012
Total recovered for the period	911,892	Write-offs recovered between Jan and Dec 2012

N°
Number of cards issued (not additional cards)	1,010,132	Stock as of December 2012
Number of cards with outstanding balances	673,325	Stock as of December 2012
Average number of refinancings	707	Average number of accounts refinanced monthly between Jan and Dec 2012
Total refinanced receivables	1,168,921	Stock of refinanced portfolio as of December 2012
% refinanced / non-refinanced portfolio	0.62	Number of refinanced customers/non-refinanced customers

As of December 31, 2011

M$
Total allowance on non-refinanced portfolio	9,104,607	Stock as of December 2011
Total allowance on refinanced portfolio	438,215	Stock as of December 2011
Total write-offs for the period	1,511,673	Write-offs between Jan and Dec 2011
Total recovered for the period	—	Write-offs recovered between Jan and Dec 2011

N°
Number of cards issued (not additional cards)	922,659	Stock as of December 2011
Number of cards with outstanding balances	634,624	Stock as of December 2011
Average number of refinancings	507	Average number of accounts refinanced monthly between Jan and Dec 2011
Total refinanced receivables	837,340	Stock of refinanced portfolio as of December 2011
% refinanced / non-refinanced portfolio	0.43%	Number of refinanced customers/non-refinanced customers

3.	Portfolio allowance factors.

As of December 31, 2012

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	3.1	33.6
01-30	4.0	33.6
31-60	15.1	72.0
61-90	37.6	100.0
91-120	52.4	100.0
121-150	70.6	100.0
151-180	87.8	100.0
>180 days	100.0	100.0

Total	5.9	48.9

As of December 31, 2011

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	2.0	33.6
01-30	5.9	33.6
31-60	29.3	72.0
61-90	58.9	100.0
91-120	71.4	100.0
121-150	72.4	100.0
151-180	95.1	100.0
>180 days	100.0	100.0

Total	7.3	52.3

4.	Risk ratios (% provision/portfolio).

As of December 31, 2012

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.9	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	48.9	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	6.3	Stock of total allowances /Stock of total portfolio

As of December 31, 2011

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	7.3	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	52.3	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	7.6	Stock of total allowances /Stock of total portfolio

PERU

1.	Credit policies.

Financial retail operations in Peru began July 21, 2010 with a pilot program in one store and later in October 2010 was rolled out in all formats of Metro Supermarkets. Prospective credit card holders are selected based on the cardholders’ purchasing behavior in the Bonus customer loyalty program, combined with an analysis of behavior profiles by credit rating agencies available in the country.

Since operations began, they were structured as defined by the Group, following the requirements defined by Peruvian banking regulations (despite not being enforceable at that time). From June, 2012 Cencosud Bank has been authorized by the Superintendency of Banks and Insurance (SBS) to establish itself as a bank.

Adhering to banking regulations involves diverse elements; including observing mandatory definitions for refinancing, as well as classifying debtors based on days in default which, in turn, translates into establishing allowances over the principal of the loans.

In addition, the standards require pro-cyclical provisions to be established that are linked to the economic cycle and that in practice translate into 1.5% additional allowances over current non-delinquent balances.

The average term of the portfolio in Peru is 2.7 months for the non-refinanced portfolio and 12 months for the refinanced portfolio.

2.	Definition of portfolio types.

The portfolio is divided into two groups:

•	Non-refinanced portfolio.

•

Refinanced portfolio, which includes cardholders that are at least one day delinquent. They must make a minimum payment and the debtor classification (and therefore the allowance) must be maintained or increased based on the regulations mentioned above.

3.	Portfolio stratification

As of December 31, 2012

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	181,187	27,590,606	882	198,142	27,788,748
01-30 days	11,529	1,535,931	180	34,669	1,570,600
31-60 days	5,161	739,746	110	20,235	759,981
61-90 days	3,590	573,679	130	25,147	598,826
91-120 days	2,435	511,091	92	16,649	527,741
121-150 days	1,343	300,862	105	31,807	332,669
150-180 days	1,742	355,238	181	49,057	404,295
>180 days	8,702	2,125,102	2,125	620,198	2,745,299

Total	215,689	33,732,255	3,805	995,904	34,728,159

As of December 31, 2011

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	146,551	13,973,994	2,362	458,448	14,432,442
01-30 days	8,011	712,122	536	122,693	834,815
31-60 days	3,344	331,848	285	76,816	408,664
61-90 days	2,582	303,612	270	63,005	366,617
91-120 days	2,725	389,966	268	70,107	460,073
121-150 days	2,527	425,038	247	72,283	497,321
150-180 days	2,628	474,704	253	69,919	544,623
>180 days	6,442	1,871,649	61	23,054	1,894,703

Total	174,810	18,482,933	4,282	956,325	19,439,258

As of December 31, 2012

ThCh$
Total allowance on non-refinanced portfolio	3,978,674	Stock as of December 2012
Total allowance on refinanced portfolio	842,517	Stock as of December 2012
Total write-offs for the period	3,172,864	Write-offs between Jan and Dec 2012
Total recovered for the period	148,240	Write-offs recovered between Jan and Dec 2012

N°
Number of cards issued (not additional cards)	439,804	Stock as of December 2012
Number of cards with outstanding balances	219,494	Stock as of December 2012
Average number of refinancings	201	Average number of accounts refinanced monthly between Jan and Dec 2012
Total refinanced receivables	995,904	Stock of refinanced portfolio as of December 2012
% refinanced / non-refinanced portfolio	1.76	Number of refinanced customers/non- refinanced customers

As of December 31, 2011

ThCh$
Total allowance on non-refinanced portfolio	1,557,519	Stock as of December 2011
Total allowance on refinanced portfolio	584,069	Stock as of December 2011
Total write-offs for the period	200,114	Write-offs between Jan and Dec 2011
Total recovered for the period	—	Write-offs recovered between Jan and Dec 2011

N°
Number of cards issued (not additional cards)	310,214	Stock as of December 2011
Number of cards with outstanding balances	179,092	Stock as of December 2011
Average number of refinancings	517	Average number of accounts refinanced monthly between Jan and Dec 2011
Total refinanced receivables	956,325	Stock of refinanced portfolio as of December 2011
% refinanced / non-refinanced portfolio	5.20%	Number of refinanced customers/non- refinanced customers

4.	Portfolio allowance factors.

As of December 31, 2012

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.0	34.9
01-30	5.1	59.2
31-60	25.0	70.2
61-90	60.0	85.8
91-120	60.0	96.6
121-150	100.0	100.0
151-180	100.0	100.0
>180 days	100.0	100.0

Total	11.8	84.6

As of December 31, 2011

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	0.8	45.5
01-30	3.5	77.4
31-60	16.3	75.8
61-90	35.6	77.3
91-120	32.7	77.3
121-150	50.7	71.8
151-180	44.9	71.9
>180 days	37.3	74.2

Total	8.4	61.1

5.	Risk ratios (% provision/portfolio)

As of December 31, 2012

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	11.8	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	84.6	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	13.9	Stock of total allowances / Stock of total portfolio

Note:

Allowances and allowance ratios do not include millions ThCh$ 388 in anti-cyclical provisions that are included based on international and domestic banking industry best practices and in line with the Basel standards in order to be prepared for future changes in macroeconomic conditions.

As of December 31, 2011

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	8.4	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	61.1	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	11.0	Stock of total allowances / Stock of total portfolio

Note:

Allowances and allowance ratios do not include millons ThCh$ 203 in anti-cyclical provisions that are included based on international and domestic banking industry best practices and in line with the Basel standards in order to be prepared for future changes in macroeconomic conditions.

9	Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations.

It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”. The Company has a policy to disclose all transactions performed with related parties during the period.

9.1	Trade receivables from related entities

The composition of the item as of December 31, 2012 and December 31, 2011 is as follows:

		Receivables from related entities				Balance as of
Tax ID Number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						12/31/2012	12/31/2011	12/31/2012	12/31/2011
						ThCh$	ThCh$	ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Dividends receivable	Current	Associate	Pesos	323,624	82,334	—	—

Total						323,624	82,334	—	—

9.2	Trade payables to related entities

The composition of the item as of December 31, 2012 and December 31, 2011 is as follows:

		Payables to related entities				Balance as of
Tax ID number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						12/31/2012	12/31/2011	12/31/2012	12/31/2011
						ThCh$	ThCh$	ThCh$	ThCh$
—	Loyalti del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	974,469	1,447,631	—	—

Total						974,469	1,447,631	—	—

9.3	Transactions with related parties and impact on income

The operations and its impact on income are presented for the years ended December 31, 2012 and December 31, 2011, as follows:

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2012	Impact to income (charge /credit)	12/31/2011	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
3.294.888-k	Horst Paulmann Kemna	Chairman	Dividends paid	Chilean pesos	Chile	1,317,423		1,940,998	—
3.294.888-k	Horst Paulmann Kemna	Chairman	Remuneration	Chilean pesos	Chile	23,889	(23,889)	23,805	(23,805)
4.580.001-6	Helga Koepfer Schoebitz	Shareholder	Dividends paid	Chilean pesos	Chile	75,482		111,034	—
77.913.630-2	ALPA Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	5,647		10,422	—
76.425.400-7	Inversiones Tano Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	5.579,052		8,219,782	—
86.193.900-6	Inversiones Quinchamali Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	13,684,845		20,162,283	—
96.802.510-4	Inversiones Latadia Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	12,957,229		19,090,266	—
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	327,118		468,012	—
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Remuneration	Chilean pesos	Chile	14,713	(14,713)	14,195	(14,195)
8.953.509-3	Peter Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	331,087		471,436	—
8.953.510-7	Heike Paulmann Koepfer	Director	Remuneration	Chilean pesos	Chile	12,840	(12,840)	12,579	(12,579)
8953510-7	Heike Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	327,411		466,020	—
0-E	Erasmo Wong Lu	Director	Director fees	Peruvian New Sol	Perú	315,357	(315,357)	442,622	(442,622)
0-E	Plaza Lima Norte	Company director relationship	Common expenses paid	Peruvian New Sol	Perú	85,591	(85,591)	118,868	(118,868)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	2,902,584	(2,902,584)	2,715,482	(2,715,482)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Common Expenses Paid	Chilean pesos	Chile	2,207,131	(2,207,131)	1,991,044	(1,991,044)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Dividends collected	Chilean pesos	Chile	1,818,965		933,538	—
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	5,519	5,519	10,840	10,840
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	698,660	698,660	492,435	(492,435)
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	2,271,850	(2,287,475)	2,119,269	(2,119,269)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	401,923	401,923	260,658	260,658
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	149,971	149,971	260,509	258,779
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Common expenses collected	Chilean pesos	Chile	71,277	71,277	100,766	100,766

Transactions
Tax ID Number	Company	Name of relationship	Transaction description	Currency	Country	12/31/2012	Impact to Income (charge /credit)	12/31/2011	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Common expenses collected	Chilean pesos	Chile	139	139
76.596.490-3	Automotora Globus Atv Chile Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile			154,341	154,341
76.596.490-3	Automotora Globus Atv Chile Ltda.	Company’s Director	Sale of goods	Chilean pesos	Chile			30,694	30,694
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	499,114	(499,114)	519,871	(482,907)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	141,972	141,972	73,927	73,927
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	49,580	49,580	32,325	32,325
79.595.200-4	Adelco Santiago Ltda.	Company, director relationship	Merchandise buying	Chilean pesos	Chile	557	(557)	886	(886)
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	1,315,418	(1,315,418)	750,357	(750,357)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	526,181	(526,181)	425,638	(425,638)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	512,381	(512,381)	33,635	(33,635)
77.978.800-8	Neuralis Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile	13,879	(13,879)	36,288	(36,288)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	384,323	(384,323)	104,797	(104,797)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	19,039	19,039	9,674	9,674
90.299.000-3	Cía. Nacional de Telefonos, Telefonica del Sur S.A.	Common director	Leases collected	Chilean pesos	Chile	30,763	30,763	416	416
91.656.000-1	Industrias Forestales S.A.	Common director	Sale of goods	Chilean pesos	Chile			1,801	1,801
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	1,138,386	(1,138,386)	691,408	(691,408)
79.675.370-5	Asset-Chile S.A.	Company, director relationship	Sale of goods	Chilean pesos	Chile			3,500	3,500
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile			27,525	(27,525)
77.783.200-K	Asesorías e Inversiones Vesta Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile	40,939	(40,939)	39,766	(39,766)
88,417,000-1	Sky Airline S.A.	Company, director relationship	Fee charged	Chilean pesos	Chile			69,935	—
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	12,616	12,616	12,213	12,213
88.417.000-1	Sky Airline S.A.	Company, director relationship	Common expenses collected	Chilean pesos	Chile	4,319	4,319	4,719	4,719
88.417.000-1	Sky Airline S.A.	Company, director relationship	Purchase airline tickets	Chilean pesos	Chile			416,091	—

9.4	Board of Directors and key management of the Company

The Board of Directors as of December 31, 2012 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Sven Von Appen Behrmann	Director	Businessman
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura	Director	Engineer

Key management of the Company as of December 31, 2012 is composed of the following people:

Senior management	Position	Profession
Daniel Rodríguez	Chief Executive Officer	Forest Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Pablo Castillo	Supermarket Managing Director	Commercial Engineer
Carlos Wulf	Home Improvement Stores Managing Director	Naval Engineer
Renato Fernández	Corporate Affairs Manager	Journalist
Jaime Soler	Department Stores Managing Director	Commercial Engineer
Renzo Paonessa	Real Estate Director	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Pietro Illuminati	Procurement Director	Industrial Engineer
Mauricio Soto	Customer and Digital Sales Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Nicolas Larco	M&A and Investment Managing Director	Economist

9.5	Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 24, 2012, set the following amounts for the 2012 period:

•

Fees paid for attending Board sessions: payment of UF 200 (equivalents to ThCh$ 4,568) each month for those holding the position of Director of the Board and twice this amount for the President and Vice-president of the Board, if and only if they attend a minimum of 10 ordinary sessions each year .

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 67 (equivalents to ThCh$ 1,530) for each session they attend.

The details of the amount paid to Directors for the years ended December 31, 2012, 2011 and 2010, are as follows:

		For the year ended December 31,
Name	Role	2012	2011	2010
		ThCh$	ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	104,146	87,730	85,994
Manfred Paulmann Koepfer	Vice chairman(*)		—	77,777
Heike Paulmann Koepfer	Director	57,292	58,193	50,654
Peter Paulmann Koepfer	Director	52,072	43,854	42,426
Bruno Philippi Irarrázaval	Director(*)	—	21,774	35,354
Roberto Oscar Philipps	Director	69,453	50,739	44,299
Cristián Eyzaguirre Johnston	Director	69,453	57,483	53,813
Sven von Appen Behmann	Director	52,072	43,936	31,879
Erasmo Wong Lu Vega	Director	52,072	44,673	84,013
Julio Moura	Director	52,072	—
David Gallagher Patrickson	Director	69,453	43,973	—

Total		578,085	452,355	506,209

(*)	On December 30, 2011 and August 2012, the Company communicated a material event, reporting that Vice-Chairman and Director Manfred Paulmann Koepfer and Director Bruno Philippi Irarrázaval, respectively, submitted their resignation. On each occasion, the Company also informed that in accordance with article 32 of the Corporations Law No. 18,046, renewal of the entire Board of Directors must be voted on at the next ordinary general shareholders’ meeting to be held by the Company.

9.6	Compensation paid to senior management

	For the year ended December 31,
Key management compensation	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Salary and other short term employee benefits	5,715,000	4,533,000	6,150,366
Shares—based payments	445,717	412,530	453,375

Total	6,160,717	4,945,530	6,603,741

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

10	Inventory

The composition of this item as of December 31, 2012 and 2011 is as follows:

	As of December 31,
Inventory category	2012	2011
	ThCh$	ThCh$
Raw material	5,591,904	3,399,366
Goods	989,445,147	819,944,380
Finished Goods	284,640	305,559
Provisions	(68,560,106)	(54,176,854)

Total	926,761,585	769,472,451

The composition of inventories by business as of December 31, 2012 and 2011 is as follows:

	As of December 31, 2012
Inventory category	Department store	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,498,464	3,093,440	—	5,591,904
Goods	138,647,647	586,803,418	195,433,976	920,885,041
Finished Goods	24,893	259,747	—	284,640

Total	141,171,004	590,156,605	195,433,976	926,761,585

	As of December 31, 2011
Inventory category	Department store	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	706,255	2,693,111	—	3,399,366
Goods	132,257,450	442,339,991	191,170,085	765,767,526
Finished Goods	—	305,559	—	305,559

Total	132,963,705	445,338,661	191,170,085	769,472,451

The Company periodically appraises its inventory at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turn over, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued between the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories carried at December 31, 2012 and December 31, 2011 to its fair value less selling costs, provides for:

Current Inventories:

Inventories at net realizable	Inventories at net realizable as of December 31,
	2012	2011
	ThCh$	ThCh$
Inventory	43,659,617	30,835,953

Total	43,659,617	30,835,953

	Balance as of December 31,
Net realizable value movements	2012	2011
	ThCh$	ThCh$
Beginning Balance	30,835,953	23,942,264
Increase of Inventory to NRV (Net Realizable Value)	9,171,318	14,885,770
Decrease of Inventory to NRV (Net Realizable Value)	(7,797,237)	(7,992,081)
Acquisitions through Business combinations	11,449,583	—

Total	43,659,617	30,835,953

Other information relevant to inventory:

For the periods between
	01/01/2012	01/01/2011	01/01/2010
Additional information inventory	12/31/2012	12/31/2011	12/31/2010
	ThCh$	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	6,318,469,948	5,242,789,902	4,358,061,295

Provision movements:

	Balance as of December 31,
Provisions	2012	2011
	ThCh$	ThCh$
Beginning Balance	54,176,854	44,581,363
Amount of sales of inventory	5,866,261	6,146,959
Amount of reversals of inventory reductions	(1,588,938)	(147,875)
Acquisitions through Business combinations	10,105,929	3,596,407

Total	68,560,106	54,176,854

The circumstances or events that led to the reversal of any write-down of inventories at December 31, 2012 and 2011, relate mainly to liquidations and auctions to recover more value from the estimated net realizable value for inventories.

The Company has not given stock as guarantee at the end of the period.

11	Investments in associates recorded following the equity method

11.1.	Breakdown of investments in associates

The composition of the item as of December 31, 2012 and 2011, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2011	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)	Balance as of December 31, 2012
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Perú	Peruvian Nuevo Sol	42.50	42.50	935,477	97,534	(315,168)	—	717,843
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	(14,578)	801	(27,234)	248,371	207,360
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	37,897,834	5,544,077	—	(2,106,713)	41,335,198
Combanc S.A.	Chile	Chilean Pesos	0.37	0.37	11,707	(2,696)	—	2,696	11,707

Total					38,830,440	5,639,716	(342,402)	(1,855,646)	42,272,108

The composition of the item as of December 31, 2011 and 2010, as well as other related information is as follows:

Investments in associates	Country of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2010	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)	Balance as of December 31, 2011
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Perú	Peruvian Nuevo Sol	42.50	42.50	977,607	120,280	(162,410)	—	935,477
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	57,548	(72,540)	414	—	(14,578)
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	33,301,709	5,735,270	—	(1,139,145)	37,897,834
Combanc S.A.	Chile	Chilean Pesos	0.37	0.37	11,707	(4,450)	—	4,450	11,707
Total					34,348,571	5,778,560	(161,996)	(1,134,695)	38,830,440

The composition of the item as of December 31, 2010 and January 1, 2010, as well as other related information is as follows:

Investments in associates	Country of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of January 1, 2010	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)	Balance as of December 31, 2010
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Perú	Peruvian Nuevo Sol	42.50	42.50	834,327	201,711	(58,431)	—	977,607
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	233,128	(149,867)	(13,920)	(86)	69,255
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	26,998,206	7,462,155	—	(1,158,652)	33,301,709

Total					28,065,661	7,513,999	(72,351)	(1,158,738)	34,348,571

11.2	Relevant summarized information with regards to associates

The information regarding investments in associates as of December 31, 2012 is as follows:

	At December 31, 2012
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.5	4,183,697	204,230	829,610	1,869,275	6,203,947	5,974,455	229,492
Carnes Huinca S.A.	50.00	254,780	263,165	103,225		1,882,828	1,881,226	1,602
Inmobiliaria Mall Viña del Mar S.A.	33.33	5,681,797	190,702,140	11,181,517	61,184,425	21,313,956	4,680,062	16,633,894

Total		10,120,274	191,169,535	12,114,352	63,053,700	29,400,731	12,535,743	16,864,988

The information regarding investments in associates as of December 31, 2011 is as follows:

	At December 31, 2011
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.50	4,620,075	192,299	681,724	1,929,528	5,559,731	5,276,719	283,012
Carnes Huinca S.A.	50.00	268,177	347,064	171,908	472,489	1,136,462	1,281,542	(145,080)
Inmobiliaria Mall Viña del Mar S.A.	33.33	5,355,450	168,055,721	14,647,110	45,059,189	18,916,588	1,709,056	17,207,532

Total		10,243,702	168,595,084	15,500,742	47,461,206	25,612,781	8,267,317	17,345,464

The composition of the item as of December 31, 2010, as well as other related information is as follows:

	At December 31, 2010
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.50	4,195,011	134,189	1,032,530	996,418	5,352,847	4,878,234	474,613
Carnes Huinca S.A.	50.00	133,840	342,217	360,961	—	1,270,090	1,571,180	(301,090)
Inmobiliaria Mall Viña del Mar S.A.	33.33	5,808,706	160,104,886	14,109,606	51,888,868	15,263,875	(7,124,828)	22,388,703

Total		10,137,557	160,581,292	15,503,097	52,885,286	21,886,812	(675,414)	22,562,226

12	Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of December 31, 2012 and 2011 is as follows:

Intangibles assets other than goodwill net	As of December 31,
	2012	2011
	ThCh$	ThCh$
Finite life intangible assets, net	71,892,987	61,079,912
Indefinite life intangible assets, net	472,618,978	465,607,881

Intangible assets, net	544,511,965	526,687,793

Patents, Trade Marks and Other Rights, Net	472,618,978	465,607,881
Software (IT)	42,339,432	24,008,338
Other Identifiable Intangible Assets, net	29,553,555	37,071,574

Identifiable Intangible Assets, Net	544,511,965	526,687,793

Intangibles assets other than goodwill gross	As of December 31,
	2012	2011
	ThCh$	ThCh$
Finite life intangible assets, Gross	130,546,076	109,752,623
Indefinite life intangible assets, Gross	472,618,978	465,607,881

Intangible Assets, Gross	603,165,054	575,360,504

Patents, Trade Marks and Other Rights, Gross	472,618,978	465,607,881
Software (IT)	88,402,817	63,901,802
Other Identifiable Intangible Assets, Gross	42,143,259	45,850,821

Identifiable Intangible Assets, Gross	603,165,054	575,360,504

Accumulated amortization and value impairment	As of December 31,
	2012	2011
	ThCh$	ThCh$
Finite life intangible assets	(58,653,089)	(48,672,711)
Indefinite life intangible assets	—	—

Intangible Assets, Gross	(58,653,089)	(48,672,711)

Software (IT)	(46,063,385)	(39,893,464)
Other Identifiable Intangible Assets	(12,589,704)	(8,779,247)

Accumulated amortization and value impairment	(58,653,089)	(48,672,711)

Other identifiable intangible assets mainly correspond to customer’s data base.

Regardings the treatment of intangibles with an indefinite life, the recoverable amount is estimated annually at each closing balance.

The holding company performs an annual recoverability analysis, according to the criteria described under IAS 36 “impairment of assets.”

The detail of the useful lives applied to intangible assets as of December 31, 2012 and 2011 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Software products development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The roll-forward of intangible assets as of and for the year ended December 31, 2012 is the following:

Intangible movements	Patents, trade marks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2012	465,607,881	24,008,338	37,071,574	526,687,793
Additions	—	18,241,706	326,711	18,568,417
Acquisitions through business combination	15,849,182	8,634,196	—	24,483,378
Amortization	—	(6,169,921)	(3,810,457)	(9,980,378)
Increase (decrease) in foreign exchange	(8,838,085)	(2,374,887)	(4,034,273)	(15,247,245)

Balance at December 31, 2012	472,618,978	42,339,432	29,553,555	544,511,965

The roll-forward of intangible assets as of and for the year ended December 31, 2011 is the following:

Intangible movements	Patents, trade marks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2011	411,972,146	23,981,589	10,607,654	446,561,389
Additions	—	4,727,407	428,383	5,155,790
Acquisitions through business combination	40,044,212	100,033	32,218,624	72,362,869
Amortization	—	(5,680,536)	(5,669,091)	(11,349,627)
Increase (decrease) in foreign exchange	13,591,523	433,351	(67,502)	13,957,372
Other increases (decreases)	—	446,494	(446,494)	—

Balance at December 31, 2011	465,607,881	24,008,338	37,071,574	526,687,793

The details of the amounts of identifiable intangible assets that are individually significant as of December 31, 2012 and 2011 is as follows:

Individually significant identifiable Intangible assets	Book Value 2012	Book Value 2011	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	326,363,010	326,363,010	Indefinite	Chile	Department stores
Wong Brand	30,351,417	31,177,350	Indefinite	Peru	Supermarkets
Metro Brand	66,221,274	68,023,309	Indefinite	Peru	Supermarkets
Bretas Brand	19,700,488	23,326,525	Indefinite	Brazil	Supermarkets
Perini Brand	882,115	1,044,475	Indefinite	Brazil	Supermarkets
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Prezunic Brand	13,427,462	—	Indefinite	Brazil	Supermarkets

Total	472,618,978	465,607,881

The factors for considering the brands with indefinite useful lives over time are the following:

•

Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

•

Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•

Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•

Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

The charge to income for amortization of intangibles for the periods ended December 31, 2012, 2011 and 2010, are detailed below:

Item line in statement of income which includes amortization of identifiable Intangible assets	As of December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Administrative expenses (see note 25.1)	9,980,378	11,349,627	9,171,776

Total	9,980,378	11,349,627	9,171,776

As of December 31, 2012, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of December 31, 2012, there are no commitments to acquire intangible assets.

No relevant intangible assets that have been fully depreciated are in use as of December 31, 2012.

13	Goodwill

The detail of goodwill as of December 31, 2012 and 2011 is as follows:

ID (Unique tax number)	Company	Country	December 31, 2010	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2011	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2012
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	249,512		6,271	255,783		(48,810)	206,973
—	Blaisten S.A.	Argentina	5,227,328		131,370	5,358,698		(1,022,534)	4,336,164
—	E Wong S.A.	Peru	2,478,066		393,424	2,871,490		(76,070)	2,795,420
—	Metro Inmobiliaria S.A.	Peru	1,357,444		215,511	1,572,955		(41,670)	1,531,285
—	Mercantil Pizarro	Peru	2,649,633		420,662	3,070,295		(81,336)	2,988,959
—	Supermercados El Centro	Peru	3,399,433		539,703	3,939,136		(104,354)	3,834,782
—	Inmobiliaria Los Alamos S.A.C.	Peru	195,242		30,997	226,239		(5,993)	220,246
—	GSW S.A.	Peru	210,721,791		33,454,717	244,176,508		(6,468,587)	237,707,921
—	Gbarbosa Holding LLC	Brazil	188,136,161		(2,059,861)	186,076,300		(29,032,219)	157,044,081
—	Mercantil Rodríguez Comercial Ltda.	Brazil	9,475,993		(103,751)	9,372,242		(1,456,886)	7,915,356
—	Super Família Comercial de Alimentos Ltda.	Brazil	15,114,917	(2,863,821)	(90,679)	12,160,417		(1,890,300)	10,270,117
—	Perini Comercial de Alimentos Ltda.	Brazil	9,660,490	(2,503,792)	(105,770)	7,050,928		(1,096,045)	5,954,883
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	329,707,742	(37,272,936)	(1,635,573)	290,799,233		(45,113,287)	245,685,946
—	Prezunic Comercial Ltda.	Brazil	—	—	—	—	188,220,315	(28,759,652)	159,460,663
—	Grandes Superficies de Colombia S.A.	Colombia	—	—	—	—	709,374,087	29,266,833	738,640,920
76.193.360-4	Umbrale S.A.	Chile	1,442,588			1,442,588			1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780			3,598,780			3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758			5,900,758			5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682			809,682			809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210			4,536,210			4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073			120,650,073			120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496			33,253,496			33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207			45,250,207			45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034			18,179,034			18,179,034
96.671.750-5	Easy S.A.	Chile	224,445			224,445			224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013			1,003,013			1,003,013
78.183.534-3	Retail .S.A.	Chile	—	11,530,592	—	11,530,592			11,530,592

Total			1,013,222,038	(31,109,957)	31,197,021	1,013,309,102	897,594,402	(85,930,910)	1,824,972,594

Goodwill is allocated to each store or group of stores, as appropriate, in each country and business segment (cash generating units). The following table details goodwill by business segment and country as of December 31, 2012 and 2011:

	As of December 31,
Goodwill per segment and country	2012	2011
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	206,973	255,783
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brazil	586,331,046	505,459,120
Supermarkets—Peru	249,078,613	255,856,623
Supermarkets— Colombia	738,640,920	—
Home Improvement—Argentina	4,336,164	5,358,698
Home Improvement—Chile	1,227,458	1,227,458
Department stores—Chile	138,159,463	138,159,463

Total	1,824,972,594	1,013,309,102

The basis of the amount recoverable from the cash generating units is the value in use, which determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of market capital in line with the business of each country.

The financial projections for determining the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each cash generating unit and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate between 0% and 3%, and nil after the fifth year of the projection; and the degree of maturity of each of the investments is taken into account. The most sensitive variables in these projections are the discount rates applied in the determination of the net present value of the projected cash flows, operating costs, store occupation factors and the market prices of the goods and services traded.

A differentiated discount rate is used for each country in which the Company operates, depending on the related risk. The rates applied to the test are the same as described in Note 4.3. For purposes of the impairment test, sensitivity tests are carried out for the discount rates applied in the financial projections, in a variation range of 5% to 10%.

The sensitivity analysis performed does not cause in any case, that the carrying of goodwill exceed their recoverable amount.

Prezunic Comercial Ltda.

On January 2, 2012 the Company’s subsidiary Cencosud Brasil Comercial Ltda. acquired 100% ownership of the Prezunic Comercial Ltda. shares pursuant to an acquisition agreement between the Company and Andrea Dias de Cunha and Marcio Dias da Cunha.

The total price of the shares was R$875,000,000 (ThCh$242,690,000) which was adjusted based on the variances in debt and work in capital of R$216,513,232 (ThCh$60,052,110), accordingly the total acquisition price net of adjustments was R$658,486,768 (ThCh$182,637,890).

The above mentioned price is paid in installment, including an initial payment of R$390,723,722 (ThCh$108,371,132) at the time of execution of the contract with the remaining amount to be paid in four annual installments from January 1, 2013 to January 1, 2016. (See note 17.1)

The acquired company operates 31 supermarkets stores, one distribution center and has more than 7,300 employees. As a result, the acquired company represents one of the market-leading supermarkets in the Rio de Janeiro state.

As of December 31, 2012 the Company has concluded the process of determining the fair value measurement of assets and liabilities.

Assets	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of January 2, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	6,220,882	6,220,882
Trade accounts receivables	18,681,711	54,014,987	35,333,276
Inventories	—	33,648,544	33,648,544
Current tax assets	—	999,408	999,408

Total current assets	18,681,711	94,883,821	76,202,110

Non-current assets
Intangible assets other than goodwill	15,849,182	15,849,946	764
Property, plant and equipment	7,146,279	47,635,536	40,489,257
Deferred income tax assets	1,404,178	2,076,866	672,688

Total non-current assets	24,399,639	65,562,348	41,162,709

Total assets	43,081,350	160,446,169	117,364,819

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of January 2, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	57,953,720	57,953,720
Trade creditors and other Accounts payables	2,876,017	69,353,032	66,477,015
Other short-term provisions	16,703,215	18,681,710	1,978,495
Intercompany Accounts payable, current	—	7,535,255	7,535,255
Other non-financial liabilities, current	—	4,217,781	4,217,781

Total current liabilities	19,579,232	157,741,498	138,162,266

Deferred income tax liabilities	8,287,096	8,287,096	—

Total non-current liabilities	8,287,096	8,287,096	—

Total liabilities	27,866,328	166,028,594	138,162,266

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of January 2, 2012
		ThCh$	ThCh$

Paid in Capital			25,192,609
Retained Earnings (Accumulated losses)			(45,990,056)
Net equity attributable to equity instrument holders:
Net of controlling entity			(20,797,447)

Net equity and liabilities			117,364,819

Net Assets		5,582,425
Price Paid		182,637,890
Goodwill as of January 2, 2012		188,220,315
Accumulated exchange difference		(28,759,652)
Goodwill as of December 31, 2012		159,460,663

Acquisition of Sociedad Retail S.A. (Johnson’s Group)

On December 20, 2011, Cencosud S.A., through the subsidiary in Chile Cencosud Tiendas S.A. acquired 85.58% of Johnson’s.

Johnson’s operates 39 department stores and 11 stores under the Sociedad Comercializadora de vestuario FES ltda. brand, with 118,578 square meters of selling space.

The acquisition included a payment by Cencosud of ThCh$ 39,642,000.

As of December 31, 2012, the Company determined the fair value measurement of assets and liabilities for commercial Retail S.A. (holding of Johnson’s group).

All the expenses related to this transaction have been recorded in the income statements of the Company.

Allocation of Consideration Transferred to Net Assets Acquired a preliminary allocation of the consideration transferred to the net assets of Johnson’s Group was made as of the date of the acquisition. Subsequent to December 31, 2011 the Company adjusted the preliminary values assigned to certain assets and liabilities in order to reflect additional information obtained since the preliminary allocation was made that pertained to facts and circumstances that existed as of the acquisition Date. These measurement period adjustments have been reflected in the opening statements of financial position, the statements of integral income by function, comprehensive income by function and of changes in net equity for the year ended December 31, 2011. As of December 31, 2012 the company has concluded the fair value measurement of assets and liabilities. The Company recorded a goodwill amounting ThCh$ 11,530,592 that is presented in the line goodwill.

The Company acquisition price included ThCh$ 32,606,000 in cash and ThCh$ 7,036,000 recognized as deferred payment to ensure the right to purchase the remaining 14.42% for said amount. As a result of this operation risks and benefits are transferred.

According to IAS 32.p23 the Company has consolidated the 100% of the Company and has recorded a financial liability amounting to ThCh$7,036,000 for the 14.42% remaining of Johnson’s. (See 17.1)

Sociedad Retail S.A.

Expressed in thousands of Chilean pesos

Assets	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	(253,893)	14,577,181	14,831,074
Other financial assets, current	—	790,995	790,995
Trade debtors and other accounts receivables	(511,916)	20,965,677	21,477,593
Inventories	—	19,313,441	19,313,441
Current tax assets	—	610	610

Total current assets	(765,809)	55,647,904	56,413,713

Non-current assets
Trade debtors and other accounts receivable, non-current	—	7,672,388	7,672,388
Intangible assets other than goodwill	25,040,861	25,501,079	460,218
Property, plant and equipment	(31,760,389)	29,130,444	60,890,833
Deferred income tax assets	10,314,647	28,860,753	18,546,106

Total non-current assets	3,595,119	91,164,664	87,569,545

Total assets	2,829,310	146,812,568	143,983,258

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	487,252	6,662,264	6,175,012
Trade creditors and other Accounts payables	1,530,840	62,163,393	60,632,553
Intercompany Accounts payable, current	—	2,439,604	2,439,604
Other short-term provisions	2,259,097	3,221,577	962,480
Tax liabilities, current	—	22,680	22,680
Employee benefit provisions, current	—	1,008,751	1,008,751
Other non-financial liabilities, current	—	41,007	41,007

Total current liabilities	4,277,189	75,559,276	71,282,087

Non current Liabilities	(4,365,431)	12,256,790	16,622,221
Other financial liabilities, non-current	—	274,862	274,862
Non-current liabilities	—	—	—
Other long term provisions	21,431,929	25,301,420	3,869,491
Deferred income tax liabilities	5,008,172	5,308,812	300,640

Total non-current liabilities	22,074,670	43,141,884	21,067,214

Total liabilities	26,351,859	118,701,160	92,349,301

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$

Paid in Capital	—	—	82,335,911
Retained Earnings (Accumulated losses)	—	—	(33,470,026)
Other Reserves	—	—	2,768,072

Net equity attributable to equity instrument holders:
Net of controlling entity	—	—	51,633,957

Net equity and liabilities	—	—	143,983,258

Net Assets		28,111,408
Price Paid		39,642,000
Goodwill as of December 31, 2012		11,530,592

Acquisition of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the “Netherlands”, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S (Carrefour)

On November 30, 2012, Cencosud S.A. filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing that:

Pursuant to the stock purchase agreement executed between the Company and Carrefour Nederlans B.V., a company organized under the laws of the Kingdom of the Netherlands and an affiliate of Carrefour S.A., a company organized under the laws of France, the Company completed the acquisition of 100% of the capital stock of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the Netherlands, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S., each organized under the laws of Colombia (collectively, the “Acquired Companies”). The Acquired Companies operate supermarkets under the Carrefour brand name in Colombia.

The total purchase price operation was EUR 1,905,005,000 (ThCh$1,171,090,394)

All the expenses related to this transaction have been recorded in the income statements of the Company. The expenses amounted to ThCH$3,359,720 (professional fees).

The Company operates 72 hypermarkets, 16 convenience stores, four local cash & carry format, as well as gas stations. Net sales of the chain in the last twelve months totaled about US$ 2,1 million. It also acquired the premises are located in nine of the ten largest cities in Colombia, becoming the second supermarket operator.

The provisory goodwill determined as of December 31, 2012, corresponds to future economic benefits related to the entry to the Colombian market and development of potential business segments of the Company in the market currently expanding.

The Company is in the process of determining the fair value measurements of assets and liabilities so the purchase price allocation presented below is preliminary. Accounting to IFRS 3, the Company must conclude this process within one year following the acquisition date.

Assets	Preliminary allocation of consideration transferred
ThCh$
Current Assets
Cash and cash equivalents	7,137,486
Other financial assets, current	2,660,494
Receivables from related entities, current	74,099
Trade debtors and other accounts receivables	35,728,423
Inventories	109,955,210
Current tax assets	1,811,403

Total current assets	157,367,115

Non-current Assets
Trade debtors and other accounts receivable, non-current	7,280
Intangible assets other than goodwill	7,296,677
Goodwill	—
Property, plant and equipment	567,379,985
Investment property	23,495,425

Deferred income tax assets	34,186,339

Total non-current assets	632,365,706

Total assets	789,732,821

Net Equity and liabilities	Preliminary allocation of consideration transferred
ThCh$
Current liabilities
Other financial liabilities, current	80,314,269
Trade creditors and other Accounts payables	183,420,368
Payables to related entities, current	5,220,634
Other short-term provisions	4,368,747
Tax liabilities, current	(6,205,038)
Employee benefit provisions, current	2,788,075
Other non-financial liabilities, current	867,040

Total current liabilities	270,774,095

Non-current Liabilities
Other financial liabilities, non-current	9,049,564
Non-current liabilities	14,538,258
Deferred income tax liabilities	32,941,337
Other long term provisions	713,260

Total non-current liabilities	57,242,419

Total liabilities	328,016,514

Net Equity and liabilities	Preliminary allocation of consideration transferred
ThCh$

Paid in Capital	323,596,000
Retained Earnings (Accumulated losses)	78,632,494
Other Reserves	38,293,512

Net equity attributable to equity instrument holders:
Net of controlling entity	440,522,006

Net equity and liabilities	738,778,120

Net Assets	461,716,307
Price Paid	1,171,090,394
Goodwill	709,374,087
Accumulated exchange difference	29,266,833
Goodwill as of December 31, 2012	738,640,920

14	Property, plant and equipment

14.1	The composition of this item as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012	2011
	ThCh$	ThCh$
Construction in progress	277,245,095	350,254,325
Land	791,324,701	593,589,931
Buildings	949,946,417	608,920,291
Plant and equipment	284,380,910	214,613,734
Information technology equipment	34,893,309	22,501,400
Fixed installations and accessories	391,014,509	264,943,521
Motor vehicles	1,823,082	1,101,256
Leasehold improvements	195,341,364	134,218,413
Other property plant and equipment	51,868,443	38,385,930

Totals	2,977,837,830	2,228,528,801

	As of December 31,
Property, plant and equipment categories, gross	2012	2011
	ThCh$	ThCh$
Construction in progress	277,245,095	350,254,325
Land	791,324,701	593,589,931
Buildings	1,221,605,839	773,663,349
Plant and equipment	606,784,273	471,412,479
Information technology equipment	136,699,180	108,467,970
Fixed installations and accessories	700,190,908	460,979,200
Motor vehicles	6,821,956	4,445,687
Leasehold improvements	232,715,802	171,948,987
Other property plant and equipment	77,351,951	43,749,898

Totals	4,050,739,705	2,978,511,826

Accumulated depreciation and impairment of property, plant and equipment	As of December 31,
	2012	2011
	ThCh$	ThCh$
Buildings	(271,659,422)	(164,743,058)
Plant and equipment	(322,403,363)	(256,798,745)
Information technology equipment	(101,805,871)	(85,966,570)
Fixed installations and accessories	(309,176,399)	(196,035,679)
Motor vehicles	(4,998,874)	(3,344,431)
Leasehold improvements	(37,374,438)	(37,730,574)
Other property plant and equipment	(25,483,508)	(5,363,968)

Totals	(1,072,901,875)	(749,983,025)

14.2	The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

14.3	Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2012 and December 31, 2012:

Movement year 2012	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Openning balance January 1, 2012	350,254,325	593,589,931	608,920,291	214,613,734	22,501,400	264,943,521	1,101,256	134,218,413	38,385,930	2,228,528,801
Charge
Additions	199,439,068	29,558,199	16,356,250	51,499,622	9,289,164	53,502,893	292,850	44,026,508	15,425,831	419,390,384
Acquisitions through business combination (See note 13)	26,475,367	210,293,841	253,895,660	31,654,390	4,512,013	33,303,217	1,023,794	33,077,924	20,779,314	615,015,521
Disposals	—	—	—	—	—	—	(125,471)	—	—	(125,471)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	9,102,922	(9,116,117)	4,195,542	(119,851)	(74,635)	(107,278)			(6,375,415)	(2,494,832)
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(2,026,193)	(15,760,624)	(4,430,792)	(4,829,501)	(355,432)	(739,975)		(150,265)	(522,448)	(28,815,230)
Depreciation expenses			(22,060,242)	(37,751,366)	(7,339,250)	(53,029,585)	(352,937)	(9,750,470)	(1,186,169)	(131,470,019)
Increase (decrease) in foreign exchange	(4,810,026)	(32,237,454)	(27,380,220)	(16,245,504)	(2,191,010)	(14,729,318)	(116,439)	(18,835,643)	(5,645,710)	(122,191,324)
Transfer from construction in progress	(301,190,368)	14,996,925	120,449,928	45,559,386	8,551,059	107,871,034	29	12,754,897	(8,992,890)	—

Total changes	(73,009,230)	197,734,770	341,026,126	69,767,176	12,391,909	126,070,988	721,826	61,122,951	13,482,513	749,309,029

Final balance as of December 31, 2012	277,245,095	791,324,701	949,946,417	284,380,910	34,893,309	391,014,509	1,823,082	195,341,364	51,868,443	2,977,837,830

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2011 and December 31, 2011:

Movement year 2011	Construction In progress	Land	Building, net	Plant and equipment, net	Information Technology equipment, net	Fixed Installations And accessories, net	Engine vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Openning balance January 1, 2011	109,230,322	541,185,553	551,290,735	198,160,309	21,225,303	202,328,521	1,416,837	76,067,717	25,584,230	1,726,489,527
Charge
Additions	203,740,631	35,065,311	11,592,567	54,216,429	5,898,221	69,682,626	14,370	33,565,115	15,204,514	428,979,784
Acquisitions through business combination (See note 13)	452,320	4,347,811	4,631,683	(440,001)	2,282,178	16,503,637	24,800	8,006,177	2,163,930	37,972,535
Disposals	—	(29,921)	—	—	—	—	(79,736)	—	—	(109,657)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	73,360,573	5,732,183	18,092,851	4,491,327	508,644	11,725,930	58,277	(745,289)	—	113,224,496
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(2,661,970)	(3,524,411)	(435,916)	(1,125,497)	(560,995)	(2,929,462)	—	(147,025)	(5,027)	(11,390,303)
Depreciation expenses			(16,890,987)	(37,550,128)	(9,122,907)	(37,189,378)	(387,518)	(6,533,051)	(1,150,711)	(108,824,680)
Increase (decrease) in foreign exchange	(11,603,669)	10,610,295	40,488,814	11,587,582	720,411	(9,566,297)	54,226	2,831,575	(2,935,838)	42,187,099
Transfer from construction in progress	(22,263,882)	203,110	150,544	(14,726,287)	1,550,545	14,387,944		21,173,194	(475,168)	—

Total changes	241,024,003	52,404,378	57,629,556	16,453,425	1,276,097	62,615,000	(315,581)	58,150,696	12,801,700	502,039,274

Final balance as of December 31, 2011	350,254,325	593,589,931	608,920,291	214,613,734	22,501,400	264,943,521	1,101,256	134,218,413	38,385,930	2,228,528,801

14.4	The cost includes disbursements directly attributable to the acquisition or construction of an asset, as well as interests from related financing in the case of specific assets.

14.5	Costs arising from interest expense:

	As of December 31,
Detail	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Balance of costs of capitalized interest in Property, Plant and Equipment	14,158,806	21,589,141	9,887,611
Capitalization rate of capitalized interests in Property, Plant and Equipment	4.5%	4.5%	4.4%

14.6	Assets subject to finance lease

The financial lease operations are shown in note 30.

14.7	Assets granted

As of December 31, 2012 and 2011, properties, plant and equipment have been granted as security for the total amount of ThCh$ 3,622,226 and ThCh$ 4,194,354, respectively, whose details are shown in Note 31.1 Guarantees Granted. Nevertheless, there are no restrictions on ownership of assets.

14.8	Commitments to acquire assets

As of December 31, 2012, there are commitments to acquire property, plant and equipment by ThCh$ 70,006,644. (As of December 31, 2011 there are not commitments to acquire property, plant or equipment.)

14.9	Assets out of service

As of December 31, 2012 and 2011, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

14.10	Assets fully depreciated

In view of the nature of the retail business, the Company has no relevant assets that are fully depreciated and that are in use as of December 31, 2012 and 2011. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others.

14.11	Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. The Company has not recognized losses or reversals of impairment affecting profit or loss as of December 31, 2012 and December 31, 2011

14.12	Fair value not differ from book value

The fair value of Property, plant and equipment does not significantly differs from their book value

14.13	Property Plant and Equipment components:

Leasehold improvements are amortized over de shorter of useful fige or the duration of lease agreements.

The main items that compose each asset class are:

Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, refrigerated display cases, forming bread ovens, blender, ñoqueras and sobadora, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, micramáticos, clock control, price inquiries and servers, among others.

Fixtures and fittings: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks , escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others. Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

15	Investment properties

15.1	The roll-forward of investment properties at December 31, 2012 and 2011 is the following:

	As of December 31,
Roll-forward of investment properties, net, fair value method	2012	2011
	ThCh$	ThCh$
Investment properties, net, initial value	1,310,143,075	1,187,154,458
Increase due to reappraisal with impact to income	98,633,366	72,797,791
Additions, Investment Properties, Fair Value Method	95,302,864	149,857,170
Transfer to (from) inventory, investment properties, fair value method	23,495,425	—
Transfer to (from) owner-occupied property, investment property, cost model	2,494,832	(113,224,496)
Retirement, investment properties, Fair Value Method	(3,502,154)	(4,563,481)
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(55,223,619)	18,121,633

Changes in Investment Properties, Fair Value Method, Total	161,200,714	122,988,617

Investment Properties, Fair Value Method, Final Balance	1,471,343,789	1,310,143,075

15.2	Income and expense from investment properties

	As of December 31,
Roll-forward of investment properties, net fair value method	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Revenue from Investment Property Leases	165,462,046	129,727,271	116,224,693
Direct Expense of Operation of Investment Properties which generate lease revenue	54,075,826	41,503,630	38,438,080
Direct Expense of Operation of Investment Properties which do not generate lease revenue	—	89,903	17,896

15.3	As of December 31, 2012, investment properties are not encumbered.

15.4	As of December 31, 2012, there are commitments to acquire investment properties by ThCh$ 22,923,474. (ThCh$ 22,872,687 as of December 31,2011).

15.5	There are no restrictions on ownership of assets.

15.6	Investment Properties

The Costanera Center project corresponds to assets that have been classified as investment property. At December 31, 2012, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used are described in note 4.5. At the end of the period the Shopping Mall is in operation and the offices and hotel are under construction.

16	Deferred income taxes and current tax

The source of the deferred income taxes recorded as of December 31, 2012 and 2011 is the following:

16.1	Deferred income tax assets

Deferred income tax assets	As of December 31,
	2012	2011
	ThCh$	ThCh$
Fixed assets	26,870,096	12,366,373
Accumulations or accruals	9,652,275	267,806
Inventory	13,772,657	6,259,301
Bad-debt reserve	25,227,789	18,570,658
Accruals and provisions	50,511,175	41,080,093
Vacation / annual leave	3,138,530	1,427,975
Tax carry forward losses	120,720,440	73,999,575
Start-up costs	2,193,877	10,495,031

Total	252,086,839	164,466,812

The recovery of the deferred tax asset balances requires that the business achieves a sufficient level of taxable income in the future. The Company estimates that the estimated projected future income will cover the recovery of the assets.

16.2	Deferred income tax liabilities

Deferred income tax liabilities	As of December 31,
	2012	2011
	ThCh$	ThCh$
Fixed assets	332,290,360	287,409,424
Intangibles	45,284,612	23,222,924
Accumulations or accruals	9,959,769	4,405,237
Foreign currency translation	10,070,773	2,922,089

Total	397,605,514	317,959,674

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As of December 31,
Deferred income tax assets	2012	2011
	ThCh$	ThCh$
Deferred tax assets to be recovered after more than 12 months	247,500,467	161,385,952
Deferred tax assets to be recovered within 12 months	4,586,372	3,080,860

Deferred tax assets	252,086,839	164,466,812

	As of December 31,
Deferred income tax liabilities	2012	2011
	ThCh$	ThCh$
Deferred tax liabilities to be recovered after more than 12 months	(391,596,351)	(311,469,518)
Deferred tax liabilities to be recovered within 12 months	(6,009,163)	(6,490,156)

Deferred tax liabilities	(397,605,514)	(317,959,674)

Deferred tax liability (net)	(145,518,675)	(153,492,862)

The gross movement on the deferred income tax account is as follows:

	As of December 31,
	2012	2011
	ThCh$	ThCh$
As of 1 January	(153,492,862)	(137,326,220)
Debit to the statement of income	(9,477,594)	(28,917,650)
Business combinations and change differences	20,824,247	13,738,458
Tax debited (credited) directly to equity	(3,372,466)	(987,450)

At 31 December	(145,518,675)	(153,492,862)

16.3	The deferred income tax roll-forward is as follows:

	As of December 31,
Roll-forward in deferred tax assets	2012	2011
	ThCh$	ThCh$
Deferred income tax assets Initial balance	164,466,812	122,935,127
Increase (decrease) in deferred income tax assets	88,092,934	40,880,971
Increase (decrease) for change in income tax rate	3,760,307	(716,620)
Increase (decrease) in foreign exchange rate	(4,233,214)	1,367,334

Deferred income tax assets, final balance	252,086,839	164,466,812

	As of December 31,
Movements in deferred income tax liabilities	2012	2012
	ThCh$	ThCh$
Deferred income tax liabilities, Initial balance	(317,959,674)	(260,261,348)
Increase (decrease) in deferred income tax liabilities	(82,139,867)	(61,601,182)
Increase (decrease) in income tax rate	7,881,016	(3,677)
Increase (decrease) in foreign exchange rate	(5,386,989)	3,906,533

Deferred income tax liabilities, final balance	(397,605,514)	(317,959,674)

The changes in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Fixed assets	Intangibles	Capitalized expenses	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of 1 January 2011	(228,889,201)	(25,016,335)	(5,935,546)	(420,266)	(260,261,348)
Charged (credit to the Statement of income	(58,520,223)	1,793,411	1,530,309	(2,501,823)	(57,698,326)
Charged directly to equity

At December 31, 2011	(287,409,424)	(23,222,924)	(4,405,237)	(2,922,089)	(317,959,674)

Charged (credit) to the statement of income	(44,880,936)	(22,061,688)	(5,554,532)	(7,148,684)	(79,645,840)

At December 31, 2012	(332,290,360)	(45,284,612)	(9,959,769)	(10,070,773)	(397,605,514)

Deferred tax assets	Tax losses carryforward	Bad debt provision	Provisions	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of 1 January 2011	47,877,992	16,627,648	30,355,746	28,073,741	122,935,127
Charged (credit) to the Statement of Income	26,121,583	1,943,010	10,724,347	3,730,195	42,519,135
Charged directly to equity				(987,450)	(987,450)

At December 31, 2011	73,999,575	18,570,658	41,080,093	30,816,486	164,466,812

Charged (credit) to the Statement of Income	46,720,865	6,657,131	9,431,083	28,183,414	90,992,493
Charged directly to equity				(3,372,466)	(3,372,466)

At December 31, 2012	120,720,440	25,227,789	50,511,176	55,627,434	252,086,839

16.4	Compensation of deferred income tax assets and liabilities

The compensated amounts are detailed below:

Concept	Gross assets/ liabilities	Compensated values	Compensated values
Deferred income tax assets	164,466,812	11,120	164,477,932
Deferred income tax liabilities	(317,959,674)	(11,120)	(317,970,794)

Final balance at December 31, 2011	(153,492,862)	—	(153,492,862)

Deferred income tax assets	252,086,839		252,086,839
Deferred income tax liabilities	(397,605,514)		(397,605,514)

Final balance at December 31, 2012	(145,518,675)	—	(145,518,675)

16.5	Current income tax assets and current income tax liabilities

The composition of this item as of December 31, 2012 and 2011 is the following:

Current tax assets	12/31/2012	12/31/2011
	ThCh$	ThCh$
Current tax assets, total	32,804,242	26,356,271
Compensated values	(1,534,357)	(19,393,902)

Current tax assets	31,269,885	6,962,369

Current income tax liabilities	12/31/2012	12/31/2011
	ThCh$	ThCh$
Current income tax liabilities, total	48,332,831	59,884,221
Compensated values	(1,534,357)	(19,393,902)

Current income tax liabilities	46,798,474	40,490,319

Non-current tax assets	12/31/2012	12/31/2011
	ThCh$	ThCh$
Minimum presume tax asset	1,453,326	—
Tax receivable long term	3,372,208	—

Non-current tax assets	4,825,534	—

16.6	Income tax recorded in equity

The taxes recorded in equity accounts are detailed in the Statements of Comprehensive Income.

17	Other financial liabilities, current and non-current

The composition of this item as of December 31, 2012 and 2011 is the following:

17.1	Types of interest bearing (accruing) loans

	Balance as of 12/31/2012		Balance as of 12/31/2011
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (2)	954,868,162	531,859,027	156,345,921	637,918,888
Bond debt (3)	25,513,254	1,663,382,237	24,531,922	1,141,130,894
Other loans—leases	5,453,350	25,683,325	5,059,200	19,966,902
Time deposits (4)	123,248,846	46,883,852	142,602,017	—
Term savings accounts	1,022,988	—	1,033,220	—
Letters of credit		10,209,850	—	10,849,475
Deposits and other demand deposits	2,586,949	—	2,510,178	—
Debt purchase Bretas (1)	—	41,189,467	—	50,090,495
Debt purchase Prezunic	20,236,478	30,718,200
Debt purchase Johnson (see 13)	7,216,210	—		7,036,001
Other Financial liabilities—other	29,115,522	—	18,567,156	—

Totals Loans	1,169,261,759	2,349,925,958	350,649,614	1,866,992,655

Financial liabilities at fair value through profit or loss	Balance as of 12/31/2012		Balance as of 12/31/2011
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities (Non Hedging derivatives)	7,624,595	—	5,150,270	—

Other financial liabilities (Hedging derivatives)	2,245,262	9,574,581	1,121,549	1,592,922
Other financial liabilities Option	—	—	240,955,817	—

Total Other Financial Liabilities (5)	9,869,857	9,574,581	247,227,636	1,592,922
Total	1,179,131,616	2,359,500,539	597,877,250	1,868,585,577

(1)	It is presented net of a receivable amounting to ThCh$ 26,833,098 from the former owners of Bretas. See note 8.
(2)	Bank loans correspond to loans taken out with banks and financial institutions.
(3)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.
(4)	Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 1743 persons and 11 companies. The average maturity of these deposits are 257 days.
(5)	Other financial liabilities includes derivative contracts (cross currency swaps) and the fair value of options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS”.

Description of transaction and recognition in accounting.

The Santander Short-Term Loan matures on December 28, 2012, and has an annual interest rate equal to the Tasa Bancaria (the Banking Interest Rate, or “TAB”), established by the Asociación de Bancos e Instituciones Financieras (the Association of Banks and Financial Institutions, or “ABIF”), plus 0.4%. On August 2, 2012, the company repaid the total of this facility.

On March 13, 2012, the Company entered into a short-term facility for approximately U.S.$200 million (ThCh$ 96,942) with an affiliate of Banco Bilbao Vizcaya Argentaria, S.A., as lender, to finance our investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines (“BBVA Short-Term Loan”). The BBVA Short-Term Loan bears interest at an annual rate of the Tasa Cámara, an indexed interest rate established by ABIF, plus 1.86%, and has a maturity date of March 13, 2013. On July 27,2012 the Company paid U.S.$200 million (ThCh$ 99,852) of this short term facility.

On April 27, 2012, the Company entered into a U.S.$750 million (ThCh$ 362,558) committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC (“Morgan Stanley”), The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance the Company´s short-term funding requirements, including capital expenditures, interest expense and tax obligations. As of May 7, 2012, amounts drawn under the J.P. Morgan Credit Facility totaled U.S.$250 million (ThCh$ 120,860). The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for eurocurrency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013. On August 2, 2012 the company repaid US$250 million (ThCh$ 121,150).

On December 27, 2012 de Company repaid US$ 150 million (ThCh$ 71,994,000) corresponding to the loan agreement signed between Cencosud S.A. and BBVA Bancomer S.A., as Managing Agent, on February 11, 2008.

On October 17, 2012 Cencosud S.A. and JPMorgan Chase Bank, National Association as administrative agent, JPMorgan securities LLC, acting as global coordinator and J.P. Morgan Securities LLC as Bookrunner and Lead Arranger entered into a Credit Agreement, under the New York Law, USA by US$2,500 million (ThCh$1,199,900,000). On December 06, 2012 the Company repaid US$1,000 million. (See 17.2)

On December 6, 2012 the Company signed a bond issuance pursuant to Rule 144A under the Securities Act by US$1,200 million (ThCh$575,952,000) (see 17.3.1).

17.2	Bank loans—breakdown of currency and maturity dates

At December 31, 2012							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2012	Expiration			Total non- current at 12/31/2012
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	1.71	1.71	1,824,068		1,824,068
	97.004.000-5	BANCO DE CHILE S.A.	Ch$	At maturity l	7.40	7.03		767,149	767,149	48,317,173			48,317,173
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	7.13	6.70	630,312		630,312		32,630,509		32,630,509
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.80	1.80	7,093		7,093
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.04	1.04	3,274,931		3,274,931
	97.006.000-6	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.06	1.06	16,280		16,280
	76.645.030-K	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	Annual	7.12	7.26	383,146		383,146	24,882,987			24,882,987
—	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	7.09	7.02	419,250		419,250	24,843,291			24,843,291
	97.080.000-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	7.57	7.02		419,250	419,250	25,000,000			25,000,000
	97.080.000-K	BANCO BICE S.A	UF	Semiannual	6.54	6.54		342,365	342,365	611,245	203,748		814,993
	97.032.000-8	BANCO BICE S.A	Ch$	At maturity	7.11	7.09	404,130		404,130		18,873,780		18,873,780
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	7.19	6.75	1,509,375		1,509,375	6,943,341	62,490,072		69,433,413
	97.030.000-6	BBANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A	Ch$	At maturity	6.87	6.44	940,557		940,557	34,545,798			34,545,798
	97.053.000-2	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Annual	7.27	6.69	1,384,148		1,384,148	79,072,244			79,072,244
	97.053.000-2	BANCO SECURITY S.A.	USD	Monthly	1.02	1.02	3,220,209		3,220,209
	97.053.000-2	BANCP SECURITY S.A	USD	Monthly	1.31	1.31	194,371		194,371
	O-E	BANCO SECURITY S.A	USD	Monthy	1.31	1.31	495,902		495,902
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4.16	3.86	226,581		226,581	4,852,671	9,705,342	9,705,343	24,263,356
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.35	2.06	191,868		191,868	15,865,479	31,721,439		47,586,918
	O-E	BANCO JPMORGAN	USD	At maturity	1.71	1.71	710,989,135		710,989,135
Argentina	O-E	BBVA BANCO FRANCES	ARS	Monthly	16.50	16.50		5,698,171	5,698,171
	O-E	BANCO GALICIA	ARS	Monthly	15.01	15.01		189,924	189,924	1,304,295			1,304,295
	O-E	OTROS BANCOS	$ Argentino	Monthly	15.01	15.01		189,924	189,924	1,304,295			1,304,295
	O-E	BANCO GALICIA	ARS	Monthly	10.25	10.25	141,795		141,795
	O-E	BANCO FRANCES	ARS	Monthly	13.50	13.50	1,231,750		1,231,750
	O-E	BANCO IFC	USD	Monthly	2.83	2.83	10,697,420	11,255,396	21,952,816	10,992,883			10,992,883
	O-E	BANCO FRANCES	ARS	Monthly	16.50	16.50		8,468,971	8,468,971	1,736,889			1,736,889
	O-E	BANCO GALICIA	ARS	Monthly	15.01	15.01		287,991	287,991
	O-E	BANCO GALICIA	ARS	Monthly	10.25	10.25	3,998		3,998
Colombia	O-E	BANCO HELM BANK	COP	Semiannual	.250	2.50		1,131,402	1,131,402
	O-E	BANCO DE BOGOTA	COP	At maturity	6.70	6.50	15,521,553		15,521,553
	O-E	BANCO DE BOGOTA	COP	At maturity	6.70	6.50	3,698,401		3,698,401
	O-E	BANCO DE BOGOTA	COP	At maturity	6.70	6.50	1,922,673		1,922,673
	O-E	BANCO CORPBANCA	COP	At maturity	7.23	7.00	27,991,450		27,991,450
	O-E	BANCO BBVA	COP	At maturity	7.02	6.80	18,196,648		18,196,648
	O-E	BANCO CITIBANK	COP	At maturity	6.86	6.65	5,147,358		5,147,358
	O-E	BANCO POPULAR	COP	At maturity	6.47	6.29	6,755,813		6,755,813
	O-E	BANCO DE BOGOTA	COP	At maturity	10.23	9.78	1,645,998		1,645,998
	O-E	BANCO CORPBANCA	COP	At maturity	7.23	7.00	1,088,078		1,088,078
Brasil	O-E	BRADESCO	Real	At maturity	7.27	7.27	6,303	18,908	25,211	4,582,110	3,054,740		7,636,850
	O-E	BRADESCO	Real	At maturity	7.01	7.01	11,830,902		11,830,902
	O-E	HSBC	USD	Semiannual	10.43	8.80	881,724	2,645,172	3,526,896
	O-E	HSBC	USD	Semiannual	7.80	7.80	17,791,228	35,582,456	53,373,684
	O-E	HSBC	USD	Semiannual	7.87	7.87	3,443,994	6,887,988	10,331,982
	O-E	BNDES	Real	Monthly	10.30	10.30	439,803	879,606	1,319,409
	O-E	BNDES	Real	Monthly	7.80	7.80	1,275,650	3,826,949	5,102,599	662,289			662,289
	O-E	BNDES	Real	Monthly	7.30	7.30	267,584	802,753	1,070,337	274,249			274,249
	O-E	BNDES	Real	Monthly	1.89	1.89	501,617	1,504,850	2,006,467	171,764			171,764
	O-E	BANCO DO NORESTE	Real	Monthly	10.50	10.50	299,101	897,303	1,196,404	99,700			99,700
	O-E	BANCO DO BRASIL	Real	At maturity	11.51	11.51	2,454,742	7,364,227	9,818,969
	O-E	BANCO DO NORESTE	Real	Monthly	10.00	10.00	88,133	264,397	352,530	768,017	512,010	512,010	1,792,037
Perú	O-E	BANCO DE CREDITO	Soles	Quartery	7.34	7.34	1,030		1,030	3,297,974	1,743,784		5,041,758
	O-E	BANCO CONTINENTAL	Soles	Monthly	5.15	5.15	334,171	9,577	343,748	11,557,566	7,685,526		19,243,092
	O-E	BANCO BILBAO VIZCAYA	Soles	Quartery	2.31	2.31	59,239	5,442,470	5,501,709	13,695,946			13,695,946
	O-E	BANCO OF TOKIO	Soles	Quartery	2.91	2.91	5,891		5,891	13,323,971	3,357,547		16,681,518
	O-E	BANCO BCI	Soles	Quartery	7.71	7.71	147,320		147,320		13,094,373		13,094,373
		BANCO SCOTIABANK	Soles	Monthly	7.50	7.50	8,240		8,240	5,231,723	2,630,904		7,862,627

		TOTAL

		TOTAL					859,990,963	94,877,199	954,868,162	333,937,900	187,703,774	10,217,353	531,859,027

At December 31, 2011							Current			Non-current
Segment		Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2011	Expiration			Total non- current at 12/31/2011
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	1.69	1.69	1,480,759	—	1,480,759	—	—	—	—
	97.015.000-5	BANCO DE CHILE S.A.	Ch$	At maturity	6.88	6.50	1,592,561	—	1,592,561	—	47,379,924	—	47,379,924
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	7.58	7.08	659,595	—	659,595	—	32,603,321	—	32,603,321
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.80	1.80	7,093	—	7,093	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.49	1.49	11,833,639	—	11,833,639	—	—	—	—
	97.006.000-6	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.50	1.50	77,544	—	77,544	—	—	—	—
	97.006.000-6	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	At maturity	7.14	6.73	369,193	—	369,193	—	24,858,061	—	24,858,061
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	7.14	6.62	—	395,361	395,361	—	24,805,715	—	24,805,715
	97.080.000-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	5.97	6.62	—	395,361	395,361	—	25,000,000	—	25,000,000
	97.080.000-K	BANCO BICE S.A	UF	Semiannual	5.29	5.29	—	322,258	322,258	766,524	239,693		1,006,217
	97.032.000-8	BANCO BICE S.A	Ch$	At maturity	7.12	6.75	384,750	—	384,750	—	18,878,611	—	18,878,611
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	At maturity	6.79	6.37	1,424,403	—	1,424,403	—	34,682,162	34,682,162	69,364,324
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	At maturity	6.00	6.92	1,010,661	—	1,010,661	—	34,423,648	—	34,423,648
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	At maturity	7.57	6.97	30,787	—	30,787	—	78,874,660	—	78,874,660
	97.053.000-2	BANCO SECURITY S.A.	Ch$	Monthly	1.07	1.07	1,771,991	—	1,771,991	—	—	—	—
	97.053.000-2	BANCO SECURITY S.A.	USD	Monthly	1.41	1.41	1,345,018	—	1,345,018	—	—	—	—
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4.16	3.86	245,106	—	245,106	2,544,973	7,634,920	15,269,841	25,449,734
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.39	2.10	217,603	—	217,603	—	34,240,967	17,117,916	51,358,883
	O-E	BANCO SANTANDER S.A. NY BRANC	USD	Annual	1.68	1.10	9,765,204	—	9,765,204	21,831,130	—	—	21,831,130
	O-E	BANCO BBVA (BANCO AGENTE)	USD	Annual	1.68	1.10	6,009,356	—	6,009,356	13,434,542	—	—	13,434,542
	O-E	BNP PARIBAS	USD	Annual	1.68	1.10	5,633,772	—	5,633,772	12,594,882	—	—	12,594,882
	O-E	THE BANK OF TOKIO—MITSUBISHI UFJ LTD.	USD	Annual	1.68	1.10	3,755,848	—	3,755,848	8,396,588	—	—	8,396,588
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	1.68	1.10	3,755,848	—	3,755,848	8,396,588	—	—	8,396,588
	O-E	SCOTIABANK AND TRUST (CAYMAN) LTD.	USD	Annual	1.68	1.10	3,755,848	—	3,755,848	8,396,588	—	—	8,396,588
	O-E	BANCO ITAU EUROPA S.A.	USD	Annual	1.68	1.10	1,126,755	—	1,126,755	2,518,976	—	—	2,518,976
	O-E	INTESA SANPAOLO S.P.A. NY BRANCH	USD	Annual	1.68	1.10	1,126,755	—	1,126,755	2,518,976	—	—	2,518,976
	O-E	NATIXIS PANAMA BRANCH	USD	Annual	1.68	1.10	1,126,755	—	1,126,755	2,518,976	—	—	2,518,976
Argentina	O-E	BANCO GALICIA	ARS	Monthly	14.25	14.25	547,106	—	547,106	—	—	—	—
	O-E	BBVA BANCO FRANCES	ARS	Monthly	28.00	28.00	8,451,800	—	8,451,800	—	—	—	—
	O-E	BBVA BANCO FRANCES	ARS	Monthly	14.25	14.25	8,451,800	—	8,451,800	—	—	—	—
	O-E	BBVA BANCO FRANCES	ARS	Monthly	15.50	15.50	4,829,600	—	4,829,600	—	—	—	—
	O-E	BBVA BANCO FRANCES	ARS	Monthly	14.60	14.60	8,451,800	—	8,451,800	—	—	—	—
	O-E	ABN AMRO BANK	USD	Monthly	5.77	5.77	—	4,459,540	4,459,540	—	—	—	—
	O-E	BANCO I.F.C.	USD	Monthly	3.10	3.10	9,147,653	10,230,204	19,377,857	31,357,299	3,997,423	—	35,354,722
	O-E	BANCO MACRO	ARS	Monthly	18.75	18.75	4,684,180	—	4,684,180	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	18.75	18.75	496,676	—	496,676	—	—	—	—
	O-E	OTROS BANCOS	$ Argentino	Monthly	14.25	14.25	252	—	252	—	—	—	—
Colombia	O-E	BANCO HELM BANK	$ Colombiano	Monthly	2.01	2.01	844,893	—	844,893	—	—	—	—
Brasil	O-E	BRADESCO	Real	At maturity	13.96	13.96	472,916	1,261,108	1,734,024	—	9,042,475	—	9,042,475
	O-E	BNDES	Real	Monthly	9.03	9.03	2,688,206	8,064,618	10,752,824	11,940,470	—	—	11,940,470
	O-E	BANCO DO NORDESTE	Real	Monthly	8.50	8.50	289,636	868,908	1,158,544	1,255,089	—	—	1,255,089
	O-E	ITAU	Real	Anual	14.79	14.79	1,112,235	3,336,704	4,448,939	—	—	—	—
	O-E	BANCO DO BRASIL	Real	At maturity	13.31	13.31	3,316,507	9,949,520	13,266,027	—	—	—	—
	O-E	BANCO DO NORDESTE—MERCANTIL RODRIGUES	Real	Monthly	7.50	7.50	102,587	307,760	410,347	1,069,835	713,223	713,223	2,496,281
Perú	O-E	CONTINENTAL	USD	Semiannual	5.15	5.15	356,091	23,824	379,915	7,345,756	13,572,216	—	20,917,972
	O-E	CITIBANK N.A.	Soles	Monthly	4.00	4.00	1,828,859	—	1,828,859	—	—	—	—
	O-E	BANCO BILBAO VIZCAYA	USD	Quartery	2.29	2.29	67,532	—	67,532	20,795,103	—	—	20,795,103
	O-E	BANCO BIF	Soles	At maturity	5.00	5.00	1,941,100	—	1,941,100	—	—	—	—
	O-E	BANCO SCOTIABANK	Soles	Semiannual	0.00	0.00	8,412	—	8,412	2,667,579	5,401,057	—	8,068,636
	O-E	BANCO BCI	Soles	Quartery	7.71	7.71	134,070	—	134,070	—	13,437,796	—	13,437,796

		TOTAL					116,730,755	39,615,166	156,345,921	160,349,874	409,785,872	67,783,142	637,918,888

17.3	Bond debt

Long Terms Bonds—Short term portion

Inscription number or ID	Note	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
								Principal installment	Amortization type	12/31/2012	12/31/2011
					%	%				ThCh$	ThCh$
268	17.6.1	BJUMB—B1	379,343	UF	65	6.90	9-1-2026	Semiannual	Semiannual	476,752	444,319	National
268	17.6.1	BJUMB—B2	1,896,716	UF	6.5	6.90	9-1-2026	Semiannual	Semiannual	2,405,687	2,260,223	National
443	17.6.2	BCENC—A	4,000,000	UF	4.3	4.68	3-15-2027	Semiannual	Semiannual	1,189,404	1,168,635	National
530	17.6.3	BCENC—E	2,000,000	UF	3.5	4.14	5-7-2018	Semiannual	At maturity	268,209	260,469	National
530	17.6.3	BCENC—F	4,500,000	UF	4.0	4.31	5-7-2028	Semiannual	At maturity	626,344	610,345	National
551	17.6.5	BCENC—J	3,000,000	UF	5.7	5.70	10-15-2029	Semiannual	Semiannual	812,486	792,981	National
551	17.6.5	BCENC—K	30,000,000	Ch $	7.0	7.15	3-1-2014	Semiannual	At maturity	697,496	696,556	National
551	17.6.5	BCENC—L	1,000,000	UF	4.1	3.86	5-28-2015	Semiannual	Semiannual	5,789,499	77,572	National
551	17.6.5	BCENC—N	4,500,000	UF	4.7	4.95	5-28-2030	Semiannual	Semiannual	442,919	431,773	National
551	17.6.5	BCENC—O	54,000,000	Ch $	7.0	7.20	6-1-2031	Semiannual	At maturity	312,742	312,188	National
BCHIS (*)	NA	11—A	5,705,882	Ch$	7.0	6.64	07-21-2013	Quarterly	Quarterly	—	5,760,939	BCHIS
BCHIS(*)	NA	11—B	3,363,638	Ch$	7.7	8.09	07-21-2013	Quarterly	Quarterly	—	91,815	BCHIS
N/A	17.6.4	ÚNICA—A	280,000,000	S	7.2	7.49	5-5-2018	Semiannual	At maturity	590,025	583,920	Foreign
N/A	17.6.4	ÚNICA—A	130,000,000	S	7.6	7.76	8-12-2017	Semiannual	At maturity	714,665	739,258	Foreign
N/A	17.6.14	ÚNICA—A	750,000,000	USD	5.5	5.80	1-20-2021	Semiannual	At maturity	9,195,693	9,926,466	Foreign
N/A	17.6.24	UNICA-A	1,200,000,000	USD	4.9	5.17	20-01-2023	Quarterly	Quarterly	1,631,837	—	Foreign
N/A	17.6.20	2E SERIE 2	6,745,363	S	6.5	6.50	12-14-2016	Quarterly	Quarterly	359,496	374,463	Foreign

		Total short—term portion								25,513,254	24,531,922

(*)	On May 2012 the company repaid those bonds

On January 12, 2011 Cencosud S.A. (Chile) issued bonds in the international Market by a total amount of 750 million of US Dollars (ThCh$ 369,952,500), under the rule “144-A” (Rule 144-A) and under the “S” Regulation (Regulation S), both under the United States Securities act. (US Securities Act of 1933). According to the law applicable the instruments above mentioned do not need to be filled in the local SVS (Superintendencia de Valores y Seguros de Chile) neither should be registered in the Securities and Exchange Commission of United States of America. The interest rate of this bond is a 5.5% annual, payable semiannualy with a maturity date of the principal on January 20th, 2021. The cash of this issuance were received on January 20th 2011.

On December 06, 2012 Cencosud S.A. (Chile) issued bonds in the international Market by a total amount of 1.200 million of US Dollars (ThCh$ 572,928,000) under the rule “144-A” (Rule 144-A) and under the “S” Regulation (Regulation S), both under the United States Securities act. (US Securities Act of 1933). According to the law applicable the instruments above mentioned do not need to be filled in the local SVS (Superintendencia de Valores y Seguros de Chile) neither should be registered in the Securities and Exchange Commission of United States of America. The interest rate of this bond is a 4.9% annual, payable semiannualy with a maturity date of the principal on January 20th, 2023. The cash of this issuance were received on December 7, 2012.

17.3.1	Bond long term

Inscription number or ID	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
							Principal installment	Amortization type	12/31/2012	12/31/2011
				%	%				ThCh$	ThCh$
268	BJUMB—B1	379,343	UF	6.5%	6.90%	01-09-2026	Semiannual	Semiannual	8,093,233	8,191,617	National
268	BJUMB—B2	1,896,716	UF	6.5%	6.90%	01-09-2026	Semiannual	Semiannual	39,258,725	39,644,469	National
443	BCENC—A	4,000,000	UF	4.3%	4.75%	15-03-2027	Semiannual	Semiannual	88,134,115	86,172,839	National
443	BCENC—C	4,500,000	UF	4.1%	4.61%	01-07-2027	Semiannual	Semiannual	98,232,678	96,145,235	National
443	BCENC—D	1,500,000	UF	4.0%	4.38%	01-07-2028	Semiannual	Semiannual	33,039,439	32,371,292	National
530	BCENC—E	2,000,000	UF	3.5%	4.14%	07-05-2018	Semiannual	At maturity	44,293,492	43,012,742	National
530	BCENC—F	4,500,000	UF	4.0%	4.31%	07-05-2028	Semiannual	At maturity	99,200,929	96,661,498	National
551	BCENC—J	3,000,000	UF	5.7%	5.70%	15-10-2029	Semiannual	Semiannual	68,492,552	66,843,172	National
551	BCENC—K	30,000,000		$7.0%	7.15%	01-03-2014	Semiannual	At maturity	29,947,243	29,904,035	National
551	BCENC—L	1,000,000	UF	4.1%	3.86%	28-05-2015	Semiannual	Semiannual	17,221,350	22,427,598	National
551	BCENC—N	4,500,000	UF	4.7%	4.95%	28-05-2030	Semiannual	Semiannual	100,107,864	97,582,346	National
551	BCENC—O	54,000,000		$7.0%	7.68%	01-06-2031	Semiannual	At maturity	50,456,310	50,361,929	National
BCHIS	11—A	5,705,882	Ch$	7.0%	6.64%	21-07-2013	Quarterly	Quarterly	—	4,266,542	Foreign
BCHIS	11—B	3,363,638	Ch$	7.7%	8.09%	21-07-2013	Quarterly	Quarterly	—	3,389,626	Foreign
N/A	ÚNICA—A	280,000,000	S	7.2%	7.49%	05-05-2018	Semiannual	At maturity	52,272,165	53,647,268	Foreign
N/A	ÚNICA—A	130,000,000	S	7.6%	7.76%	12-08-2017	Semiannual	At maturity	24,460,137	25,117,213	Foreign
N/A	ÚNICA—A	750,000,000	USD	5.5%	5.80%	20-01-2021	Semiannual	At maturity	360,591,850	383,845,313	Foreign
N/A	ÚNICA—A	1,200,000,000	USD	4.9%	5.17%	21/01/2023	Semiannual	At maturity	548,451,255	—	Foreign
N/A	2E SERIE 2	6,745,363	S	6.5%	6.50%	14-12-2016	Quarterly	Quarterly	1,128,900	1,546,160	Foreign

	Total Long—Term portion								1,663,382,237	1,141,130,894

17.4	Other Financial Liabilities—Derivatives—Options

The detail as of December 31, 2012 and December 31, 2011 is as follows:

								Periodicity			Total Current and Non-Current
ID	Institution Name	Asset Position (In Thousands)	currency	Assets Interest rate	Liability Position (In Thousands)	Currency	Liability Interest Rate	Due date	Interest payment	Principal Installment	December 31, 2012 (ThCh$)	December 31, 2011 (ThCh$)	Placement in Chile or abroad
97.015.000-5	Banco Santander	40,052	USD	0.96%	24,839,230	Ch$	4.80%	11/02/2013	Quarterly	ANNUALY	5,626,390	6,087,008	National
97.015.000-5	Banco Santander	60,079	USD	0.96%	29,735,209	Ch$	4.80%	11/02/2013	Quarterly	ANNUALY	907,921	(2,189,584)	National
97.032.000-8	Banco BBVA	50,066	USD	0.96%	25,113,462	Ch$	5.23%	10/01/2013	Quarterly	ANNUALY	1,090,284	(1,251,811)	National
97.015.000-5	Banco Santander	—	—	0.00%	3,346	USD	0.00%	02/01/2012	NA	MONTHLY	—	1,737,035	National
97.015.000-5	Banco Santander	—	—	0.00%	1,424	USD	0.00%	03/01/2012	NA	MONTHLY	—	767,622	National
97.004.000-5	Banco Chile S.A.	50,960	USD	6.63%	26,645,387	Ch$	3.86%	04/10/2018	Semiannual	SEMIANNUAL	1,336,032	—	National
97.008.000-7	Banco Scotiabank	50,473	USD	2.13%	26,565,120	Ch$	5.60%	20/10/2017	Semiannual	SEMIANNUAL	1,522,074	109,365	National
O-E	Banco JP Morgan	50,473	USD	2.13%	26,786,898	Ch$	5.48%	20/10/2017	Semiannual	SEMIANNUAL	1,656,315	224,082	National
97.015.000-5	Banco Santander	160,542	USD	4.88%	77,133,943	Ch$	7.92%	20/01/2023	Semiannual	AT MATURITY	1,808,295	—	National
O-E	Banco JP Morgan	50,169	USD	4,88%	23,941,732	Ch$	7.82%	20/01/2023	Semiannual	AT MATURITY	169,119	—	National
O-E	Banco JP Morgan	50,169	USD	4.88%	23,863,977	Ch$	7.83%	20/01/2023	Semiannual	AT MATURITY	92,550	—	National
O-E	Banco JP Morgan	50,169	USD	4.88%	23,909,515	Ch$	8,00%	20/01/2023	Semiannual	AT MATURITY	463,339	—	National
97.004.000-5	Banco Chile S.A.	50,169	USD	4,88%	23,952,664	Ch$	8,02%	20/01/2023	Semiannual	AT MATURITY	563,111	—	National
O-E	Deutsche Bank	50,169	USD	4,88%	23,900,735	Ch$	7.92%	20/01/2023	Semiannual	AT MATURITY	313,538	—	National
O-E	UBS Put Option	—	—	0.00%	471,565	USD	0.00%	22/03/2013	NA	AT MATURITY	—	240,955,817	Foreign
O-E	Banco BBVA	747	USD	2.27%	1,217	USD	3.49%	15/08/2013	Semiannual	NA	31,620	85,884	Foreign
O-E	Banco BBVA	950	USD	1.82%	1,256	USD	2.20%	15/08/2016	Semiannual	NA	216,616	263,606	Foreign
O-E	Banco Santander	747	USD	2.27%	1,197	USD	3,41%	15/08/2013	Semiannual	NA	23,691	69,018	Foreign
O-E	Banco Santander	950	USD	1,82%	1,256	USD	2.20%	15/08/2016	Semiannual	NA	154,631	184,370	Foreign
O-E	Banco BBVA	41,627	USD	2,31%	124,868	Soles	6.30%	16/11/2015	Quarterly	QUARTERLY	2,978,133	1,778,146	Foreign
O-E	Citibank N.A.	38,358	USD	2.91%	106,070	Soles	5.16%	28/03/2017	Quarterly	SEMIANNUAL	490,779	—	Foreign

										TOTAL	19,444,438	248,820,558

17.5	Other loans—leases

The detail of the leasing agreement as of December 31, 2012 and 2011 is as follows;

					Current Expiration			Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2012 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2012 ThCh$
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	50,445	151,334	201,779	838,336	838,336	3,038,971	4,715,643
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	28,278	84,834	113,112	469,951	469,951	1,703,573	2,643,475
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	5,543	16,628	22,171	92,115	92,115	333,916	518,146
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	12,279	36,837	49,116	204,063	204,063	739,729	1,147,855
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	14,470	43,410	57,880	240,474	240,474	871,719	1,352,667
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORAMICO LTDA.	UF	Monthly	536	1,609	2,145	—	—	—	—
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORAMICO LTDA.	Ch$	Monthly	7,360	22,080	29,440	66,135	77,140	626,654	769,929
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	4,247	12,740	16,987	38,159	44,509	265,481	348,149
Cencosud Retail S.A.	81201000-K	SOCIEDAD DE RENTA HISPANO CHILENA S.A.	UF	Monthly	5,282	15,846	21,128	47,462	55,359	182,121	284,942
Cencosud Retail S.A.	81201000-K	BANCO CHILE-LEASING	UF	Semiannual	109,036	327,109	436,145	979,757	549,418	—	1,529,175
Cencosud Retail S.A.	81201000-K	BANCO BICE-LEASING	UF	Semiannual	8,466	25,398	33,864	76,073	88,732	49,758	214,563
Grandes Superficies de Colombia S.A.	830025638	BANCO DE BOGOTA	COL	Monthly	43,476	130,427	173,903	774,422	—	—	774,422
Grandes Superficies de Colombia S.A.	830025638	IBM	COL	Monthly	30,570	91,710	122,280	448,856	—	—	448,856
Grandes Superficies de Colombia S.A.	830025638	FIDUCIARIA BOGOTA S.A	COL	Monthly	1,344	4,032	5,376	32,255	64,510	1,257,495	1,354,260
Grandes Superficies de Colombia S.A.	830025638	ES DEL ESTADO E S A	COL	Monthly	749	2,248	2,997	17,985	35,971	404,271	458,227
Grandes Superficies de Colombia S.A.	830025638	FIDUCIARIA ALIANZA S.A.	COL	Monthly	4,193	12,580	16,773	100,643	201,285	1,108,004	1,409,932
Grandes Superficies de Colombia S.A.	830025638	ALIANZA FIDUCIARIA S.A.	COL	Monthly	1,552	4,657	6,209	37,255	74,509	2,998,606	3,110,370
Grandes Superficies de Colombia S.A.	830025638	GRUPO KALA S.A.	COL	Monthly	3,733	11,200	14,933	89,597	179,195	564,258	833,050
Grandes Superficies de Colombia S.A.	830025638	IVESUR COLOMBIA S.A.	COL	Monthly	518	1,554	2072	12,434	24,868	185,608	222,910
Grandes Superficies de Colombia S.A.	830025638	ALIANZA FIDUCIARIA S.A.	COL	Monthly	244	731	975	5,848	11,696	69,101	86,645
Grandes Superficies de Colombia S.A.	830025638	FIDUCIARIA COLMENA S.A.	COL	Monthly	595	1,786	2,381	14,289	28,577	146,302	189,168
Grandes Superficies de Colombia S.A.	830025638	SOISAN S.A.	COL	Monthly	97	292	389	2,336	4,671	27,594	34,601
Grandes Superficies de Colombia S.A.	830025638	SOISAN S.A.	COL	Monthly	1,211	3,634	4,845	29,073	58,147	343,525	430,745
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Monthly	212,537	446,051	658,588	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	274	75,444	75,718	—	—	—	—
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	177,635	111,980	289,615	207,974	—	—	207,974
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	6,995	431,238	438,233	222,602	—	—	222,602
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	1,937	357,021	358,958	176,422	—	—	176,422
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	2,033	393,911	395,944	165,787	—	—	165,787
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	—	189,236	189,236	97,682	—	—	97,682
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	68,614	65,267	133,881	134,566	—	—	134,566
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	3,675	218,802	222,477	228,318	—	—	228,318
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	46,221	137,971	184,192	160,421	—	—	160,421
E. Wong	20100106915	BIF LEASING	Soles	Monthly	76,192	160,540	236,732	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	77,266	229,907	307,173	322,331	—	—	322,331
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	65,589	194,121	259,710	342,671	—	—	342,671
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	61,424	180,046	241,470	475,306	—	—	475,306
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	30,464	94,059	124,523	271,515	—	—	271,515

				Total	1,165,080	4,288,270	5,453,350	7,423,113	3,343,526	14,916,686	25,683,325

					Current Expiration			Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2012 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2011 ThCh$
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	49,539	148,618	198,157	875,736	875,736	3,166,493	4,917,965
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	27,771	83,312	111,083	490,916	490,916	1,775,059	2,756,891
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	5,443	16,330	21,773	96,224	96,224	347,928	540,376
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	12,059	36,176	48,235	213,167	213,167	770,769	1,197,103
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	14,210	42,631	56,841	251,202	251,202	908,298	1,410,702
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORAMICO LTDA.	UF	Monthly	—	1,901	1,901	2,127	—	—	2,127
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORAMICO LTDA.	Ch$	Monthly	—	26,486	26,486	60,247	70,657	678,686	809,590
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	—	14,553	14,553	33,187	39,112	284,100	356,399
Cencosud Retail S.A.	81201000-K	SOCIEDAD DE RENTA HISPANO CHILENA S.A.	UF	Monthly	—	18,207	18,207	41,531	49,111	208,136	298,778
Cencosud Retail S.A.	81201000-K	BANCO CHILE-LEASING	UF	Semiannual	—	396,688	396,688	831,122	1,053,009	—	1,884,131
Cencosud Retail S.A.	81201000-K	BANCO BICE-LEASING	UF	Semiannual	—	29,417	29,417	67,349	80,274	95,756	243,379
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Monthly	283,920	865,720	1,149,640	787,427	—	—	787,427
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	—	74,250	74,250	77,497	—	—	77,497
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	196,127	200,468	396,595	627,497	—	—	627,497
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	—	424,127	424,127	671,632	—	—	671,632
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	—	351,390	351,390	547,960	—	—	547,960
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	—	387,695	387,695	574,929	—	—	574,929
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	—	186,116	186,116	294,726	—	—	294,726
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	62,736	64,181	126,917	270,703	—	—	270,703
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	—	215,115	215,115	459,287	—	—	459,287
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	43,346	133,829	177,175	352,416	—	—	352,416
E. Wong	20100106915	BIF LEASING	Soles	Monthly	70,513	220,683	291,196	241,627	—	—	241,627
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	72,230	283,413	355,643	643,760	—	—	643,760

				TOTAL	837,894	4,221,306	5,059,200	8,512,269	3,219,408	8,235,225	19,966,902

17.6	Restrictions.

1.	As established in the agreement to issue bonds of Cencosud S.A. dated July 5, 2011 and by virtue of which two series (Series A and Series B) were issued, of which only Series B (tranche B1 and B2) remains in effect, the Company, hereinafter the Issuer, has the following indebtedness limits or management restrictions, among others:

a)	Comply with the laws, regulations and other legal provisions applicable to it;

b)	Establish and maintain adequate accounting systems based on generally accepted accounting principles in Chile, as well as hire and maintain an independent external auditing firm of recognized local or international prestige to examine and analyze the Financial Statements and issue an opinion on the statements as of December 31 of each year. Likewise, in accordance with current standards and as long as they are in effect, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the bond issuance. These risk rating agencies may be replaced to the extent that the Issuer complies with the obligation of maintaining two of them, continuously and without interruption, for the life of the bond issuance. Nevertheless, it is expressly agreed that: (i) in the event that by SVS provision the currently valid accounting standards were modified, replacing IFRS, and that change were to affect one or more of the restrictions contained in the Ninth clause and/or the definitions in the First clause related to the aforementioned Ninth clause of the Agreement, or (ii) if the valuation criteria established for the accounting entries in the current Financial Statements were modified by the competent entity authorized to issue accounting standards, the Issuer shall, within fifteen Working Days of the new provisions having been reflected for the first time in its Financial Statements, present these changes to the Bondholders’ Representative. The Issuer, within twenty Working Days of the new provisions having been reflected for the first time in its Financial Statements, shall request that its external auditors proceed to adapt the obligations indicated in the Ninth clause and/or the definitions contained in the First clause that are related to the aforementioned Ninth clause of the Agreement based on the new accounting situation within twenty Working Days after the date of request. The Issuer and the Bondholders’ Representative shall modify the Agreement in order to adjust it as determined by the auditors within ten Working Days of the auditors having issued their report, and the Issuer shall file with the SVS the request for this modification of the Agreement, together with the respective documentation. The aforementioned procedure shall be considered prior to the date on which the Financial Statements must be filed with the SVS by the Issuer, for the reporting period following that in which the new provisions have been reflected for the first time in its Financial Statements. For this, prior consent from the bondholders’ association shall not be necessary. Notwithstanding, the Bondholders’ Representative shall inform the Bondholders of the modifications to the Agreement by publishing a notice in the newspaper La Nacion (print or digital version) and in the event this publication is suspended or no longer exists, in the Official Gazette, which shall take place within twenty Working Days following the date the respective deed modifying the Agreement is granted. In the cases mentioned above, and until the Agreement has been modified in accordance with the aforementioned procedure, the Issuer shall not be considered to have breached the Agreement when as a result exclusively of these modifications, the Issuer fails to comply with one or more restrictions contained in the Ninth clause of the Agreement and/or the definitions contained in the First clause that are related to the aforementioned Ninth clause. Once the Agreement has been modified as stated above, the Issuer shall comply with the agreed-upon modifications to reflect its new accounting situation. Record is left that the procedure contained in this provision is intended to protect the changes produced exclusively by provisions on accounting matters and in no case those produced by variations in market conditions that affect the Issuer. All expenses resulting from the above shall be borne by the Issuer. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the bonds;

c)	Send a copy of its quarterly and annual Financial Statements to the Bondholders’ Representative within the same period of time in which it must be filed with the SVS;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Notify the Bondholders’ Representative of all material events that are not considered reserved or any infraction of the Issuer’s obligations under the agreement as soon as the event or infraction occurs or comes to its knowledge, within the same period of time in which it must notify the SVS. The document that fulfills this obligation must be signed by the Issuer’s Chief Executive Officer or by his replacement and must be sent with a return receipt or by certified mail;

f)	Maintain, during the life of this Agreement, its assets free of Restricted Encumbrances that are equivalent, at least, to one point two times the unpaid balance of the principal owed on the Bonds. This obligation shall be verified and measured as of the reporting dates of the Financial Statements. The Issuer shall send information to verify the ratio referred to in this clause to the Bondholders’ Representative upon request. In the event that the Issuer fails to comply with this obligation, it may equally and within a maximum of sixty days from the date of violation, establish guarantees in favor of the Bondholders that are proportionally equal to those granted to third parties other than the Bondholders. For these purposes, assets and debt will be valued at book value. The following shall not be considered for these purposes: encumbrances established for any authority for taxes that are still not owed by the Issuer and are being duly challenged by it; those established in the ordinary course of business of the Issuer that are being duly challenged by it; preferences established by law such as, for example, those mentioned in article two thousand four hundred seventy-two of the Civil Code and articles one hundred five and one hundred six of the Securities Market Law; and all encumbrances to which the Issuer has not consented and that are being duly challenged by it;

g)	Not sell or transfer essential assets that represent more than 30% of its total assets and that place in danger the continuity of its business, unless that sale, cession or transfer is to a subsidiary and to the extent that it jointly and severally undertakes to pay the Bonds;

h)	Maintain an indebtedness ratio no greater than one point three;

i)	Maintain minimum equity of eleven million, five hundred thousand UF at all times during the life of the bonds;

j)	Not make investments in debt instruments issued by related persons or engage in transactions with related persons under conditions that are less favorable than market conditions for the Issuer;

k)	Contract and maintain insurance that reasonably protects its operating assets;

l)	Send information on any reduction in its interest in Subsidiaries that results in losing control and stems from a sale, exchange or merger of its interest in them to the Bondholders’ Representative within 30 working days of the event having occurred;

m)	Record in its accounting books the provisions that arise from adverse contingencies that, in management’s opinion, should be reflected in the Financial Statements of the Issuer in accordance with IFRS or the standards that replace them and those established by the SVS, as appropriate.

2.	As established in the agreement to issue bonds of Cencosud S.A., dated October 5, 2005 and modified on November 10, 2005, and by virtue of which three series (Series A, Series C and Series D) were issued, the Company, hereinafter the Issuer, has the following obligations or management restrictions:

a)	Comply with the laws, regulations and other legal provisions applicable to it, particularly to comply with the timely and correct payment of taxes, duties and charges that affect the Issuer itself or its real estate or chattel property, except those that it challenges in good faith and in accordance with pertinent judicial or administrative procedures, and as long as, in this case, it maintains adequate reserves to cover such contingency when necessary in conformity with IFRS or those standards that replace IFRS;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS, as well as hire and maintain an independent external auditing firm of recognized local or international prestige to examine and analyze the Issuer’s Financial Statements and issue an opinion on the statements as of December 31 of each year. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send a copy of all information that the Issuer must send the SVS to the Bondholders’ Representative, as long as it is not considered reserved information, including a copy of its quarterly and annual individual and consolidated Financial Statements, within the period of time in which it should file such information with the SVS. The Issuer shall also inform the Bondholders’ Representative of compliance with the obligations undertaken by virtue of the Agreement within the period of time in which it should file its Financial Statements with the SVS. To do so, the Issuer shall use the format included as Appendix One in this deed, which was notarized on the tenth day of November of the year two thousand five, under number eight thousand one hundred forty-three and for all legal purposes is understood to be an integral part of the Issuance Agreement. Likewise, the Issuer shall send the Bondholders’ Representative copies of the risk rating reports on the issuance no later than five Working Days after receipt of these reports from its private risk rating agencies. Finally, the Issuer undertakes to send the Bondholders’ Representative all information regarding any violation of its obligations undertaken by virtue of this Agreement, particularly the provisions of this Clause, and any other relevant information requested by the SVS regarding the Issuer, as soon as the event occurs or comes to its knowledge and within the period of time in which it should notify the SVS, as long as it should be reported to its creditors;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative, along with the quarterly information, information on any reduction of its interest in the capital of its subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place. This shall apply to subsidiaries that represent more than 15% of the Issuer’s Total Assets;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions, as set forth in article eighty-nine of the Corporations Law;

g)	Maintain the following ratios based on the Quarterly Financial Statements filed as and when stipulated in SVS Ruling 1,879 of April 25, 2008 and Ruling 1,924 of April 24, 2009, and their modifications or the standard that replaces them: (i) An indebtedness level based on the Financial Statements of a ratio of Liabilities less cash and cash equivalents, less other current financial assets, over total equity no greater than one point five. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s unguaranteed Liabilities in conformity with the Financial Statements; and iii) Maintain minimum equity attributable to owners of parent company of twenty-two million UF. Nevertheless, it is expressly agreed that: /i/ in the event that by SVS provision the currently valid accounting standards were modified, replacing IFRS, and that change were to affect one or more of the restrictions contained in the Fifteenth clause and/or the definitions in the First clause related to the aforementioned Fifteenth clause of the Agreement, or /ii/ if the valuation criteria established for the accounting entries in the current Financial Statements were modified by the competent entity authorized to issue accounting standards, the Issuer shall, within fifteen Working Days of the new provisions being reflected for the first time in its Financial Statements, present these changes to the Bondholders’ Representative. The Issuer, within twenty Working Days of the new provisions having been reflected for the first time in its Financial Statements, shall request that its external auditors proceed to adapt the obligations indicated in the Fifteenth clause and/or the definitions contained in the First clause that are related to the aforementioned Fifteenth clause of the Agreement based on the new accounting situation within twenty Working Days of the date of the request. The Issuer and the Bondholders’ Representative shall modify the Agreement in order to adjust it as determined by the auditors within ten Working Days of the auditors having issued their report, and the Issuer shall file with the SVS the request for this modification of the Agreement, together with the respective documentation. The aforementioned procedure shall be considered prior to the date on which the Financial Statements must be filed with the SVS by the Issuer, for the reporting period following that in which the new provisions have been reflected for the first time in its Financial Statements. For this, prior consent from the bondholders’ association shall not be necessary. Notwithstanding, the Bondholders’ Representative shall inform the Bondholders of the modifications to the Agreement by publishing a notice in the newspaper Diario Financiero, and in the event this publication is suspended or no longer exists, in the Official Gazette, which shall take place within twenty Working Days following the date the respective deed modifying the Agreement is granted. In the cases mentioned above, and until the Agreement has been modified in accordance with the aforementioned procedure, the Issuer shall not be considered to have breached the Agreement when as a result exclusively of these modifications, the Issuer fails to comply with one or more restrictions contained in the Fifteenth clause of the Agreement and/or the definitions contained in the First clause that are related to the aforementioned Fifteenth clause of the Agreement. Once the Agreement has been modified as stated above, the Issuer shall comply with the agreed-upon modifications to reflect its new accounting situation. Record is left that the procedure contained in this provision is intended to protect the changes produced exclusively by provisions on accounting matters and in no case those produced by variations in market conditions that affect the Issuer. All expenses resulting from the above shall be borne by the Issuer. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS as long as the Line remains valid;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets, which are comprised of its main offices, buildings, inventory, furniture, office equipment and vehicles. The Issuer shall ensure that its subsidiaries meet that condition;

k)	Not grant endorsements or guarantees, or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer.

l)	Maintain in the Quarterly Financial Statements direct or indirect ownership of at least 51% in “Cencosud Supermercados S.A.” and “Cencosud Administradora de Tarjetas S.A.”;

m)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least two thirds of the Issuer’s ordinary revenue, based on the Quarterly Financial Statements; and

n)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

3.	As established in the agreement to issue bonds of Cencosud S.A., dated March 13, 2008, and by virtue of which two series (Series E and Series F) were issued, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Comply with applicable laws, regulations and other legal provisions, particularly those related to the timely and correct payment of taxes, duties and charges;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS; an independent external auditing firm of recognized prestige to issue an opinion on the financial statements as of December 31 of each year; two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send to the Bondholders’ Representative (i) a copy of all information that the Issuer must send the SVS, as long as it is not considered reserved information, including a copy of its quarterly and annual Financial Statements, within the period of time in which it should file such information with the SVS; (ii) information on compliance with the obligations undertaken by virtue of the Agreement within the period of time in which it should file its Financial Statements with the SVS; (iii) copies of the risk rating reports on the issuance no later than five Working Days after receipt of these reports from its private risk rating agencies; (iv) all information regarding any violation of its obligations undertaken by virtue of the Issuance Agreement and any other relevant information requested by the SVS, as soon as the event occurs or comes to its knowledge.

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative information on any reduction of its interest in the capital of its Relevant Subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions;

g)	Maintain the following financial ratios based on the Quarterly Financial Statements: (i) An indebtedness level based on the Financial Statements of a ratio of other current financial liabilities and other non-current financial liabilities, less cash and cash equivalents, less other current financial assets, over total equity attributable to the owners of the parent company, no greater than one point two. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; and ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s Liabilities in conformity with the Financial Statements;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets and ensure that its subsidiaries meet this condition;

k)	Not grant endorsements or guarantees or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer.

l)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Supermercados S.A. and Cencosud Administradora de Tarjetas S.A., as well as the Companies that eventually control the business areas currently developed by these Companies;

m)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Issuer’s ordinary revenue, based on the Quarterly Financial Statements; and

n)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

4.	As established in the Master Issuance Agreement for the Private Offering Program for Corporate Bonds of Cencosud S.A., dated April 24, 2008, hereinafter “the Program”, entered into in Lima, Peru, and by virtue of which two issuances of the same series (Series A) were carried out, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Preserve its corporate existence and duly maintain and develop its corporate objective;

b)	Be in full compliance with all tax obligations, whether formalities or payment obligations, except those that have been challenged using procedures set forth by the laws of the applicable jurisdiction;

c)	Maintain on at least a pari passu basis with Bonds issued with respect to payment obligations of other debts or obligations without specific guarantees;

d)	Not make substantial changes in the line of business or its corporate objective that produce a material adverse effect on the Issuer’s financial condition, understanding as such any change that reduces the Program’s risk rating by two (2) or more risk categories below the rating in effect at that time;

e)	A change in control that reduces the Program’s risk rating by two (2) or more risk categories below the rating in effect at that time may not occur;

f)	Not transfer fully or partially, its obligations under the Program Documents;

g)	Maintain indebtedness, based on the consolidated Financial Statements, or the individual financial statements if the Issuer does not consolidate, of a ratio of consolidated financial liabilities, or individual if the Issuer does not consolidate, less Cash, less Time Deposits, less Marketable Securities, less repo agreements and forward contracts classified as other current assets in the Issuer’s consolidated Financial Statements, or the individual financial statements if the Issuer does not consolidate, to Total Equity that does not exceed 1.20. Consolidated financial liabilities, or individual if the Issuer does not consolidate, shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties. Nevertheless, the liabilities of Banco París shall not be considered for the purpose of calculating this indebtedness; and

h)	The Issuer shall issue each quarter: (i) a report that is a sworn statement indicating that no violation of the obligations established in this clause has occurred; (ii) a report containing the calculation of the ratios referred to in the preceding letter.

5.	As established in the agreement to issue bonds of Cencosud S.A., dated September 5, 2008 and modified on October 2, 2008, and by virtue of which the Series J, K, L, N and O were issued, the Company, hereinafter the Issuer, has the following obligations or management restrictions:

a)	Comply with applicable laws, regulations and other legal provisions, particularly those related to the timely and correct payment of taxes, duties and charges;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS; an independent external auditing firm of recognized prestige to issue an opinion on the financial statements as of December 31 of each year; two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send to the Bondholders’ Representative (i) a copy of all information that the Issuer must send the SVS, as long as it is not considered reserved information, including a copy of its quarterly and annual Financial Statements, within the period of time in which it should file such information with the SVS; (ii) information regarding compliance with the obligations undertaken by virtue of the Agreement within the period of time in which it should file its Financial Statements with the SVS; (iii) copies of the risk rating reports on the issuance no later than five Working Days after receipt of these reports from its private risk rating agencies; (iv) all information regarding any violation of its obligations undertaken by virtue of the Agreement and any other relevant information requested by the SVS, as soon as the event occurs or comes to its knowledge;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative information on any reduction of its interest in the capital of its Relevant Subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions;

g)	Maintain the following financial ratios based on the Quarterly Financial Statements: (i) An indebtedness level based on the Financial Statements of a ratio of other current financial liabilities and other non-current financial liabilities, less cash and cash equivalents, less other current financial assets, over total equity attributable to the owners of the parent company, no greater than one point two. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; and ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s Liabilities in conformity with the Financial Statements;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets and ensure that its subsidiaries meet this condition;

k)	Not grant endorsements or guarantees or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer.

l)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Supermercados S.A. and Cencosud Administradora de Tarjetas S.A., as well as the Companies that eventually control the business areas currently developed by these Companies;

m)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Issuer’s ordinary revenue, based on the Quarterly Financial Statements; and

n)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

6.	As a result of the loan granted by the International Finance Corporation to the subsidiary Cencosud S.A. (Argentina), an agreement was signed between these entities on September 24, 2008. The Minutes of the Board of Directors of the subsidiary Cencosud S.A. (Argentina) dated September 5, 2008, makes mention of having entered into a Share Retention Agreement, which was signed by the subsidiary Cencosud S.A. (Argentina) and its controller, Cencosud S.A. (Chile), in favor of the “International Finance Corporation” by virtue of which Cencosud S.A. (Chile) undertakes to:

a)	Maintain its shareholdings in the subsidiaries Cencosud S.A., Cencosud Shopping Centers S.A. (Chile) and Cencosud Retail S.A. (Chile);

b)	Maintain its shareholding in Blaisten S.A. and Unicenter S.A.

7.	In accordance with the surety and joint debt agreements dated September 30, 2008 and May, 2010, entered into by Cencosud as guarantor and joint debtor and Banco Itaú BBA S.A. as guaranteed creditor, regarding the obligations that the subsidiary G Barbosa could have with this Bank as a result of the guarantee that it granted to Banco Nacional de Desenvolvimento Económico y Social, BNDES, for the loans granted to the subsidiary G Barbosa, Cencosud S.A. shall comply with the following obligations and financial and management restrictions:

a)	Cencosud S.A. as guarantor and joint co-debtor may not have a Financial Expense Coverage Ratio of less than 3.0 to 1.0 at any quarter end (for the most recent period of four consecutive quarters ending as of the end of that quarter);

b)	Cencosud S.A. may not have a Ratio of Consolidated Net Financial Debt to EBITDA greater than 5.25 to 1.0 at any quarter end (for the most recent period of four consecutive quarters ending as of the end of that quarter);

c)	Cencosud S.A. shall maintain direct or indirect ownership of one hundred percent and control of G Barbosa Comercial Ltda., where control is defined by Law eighteen thousand forty-five of the Republic of Chile. The “Main Shareholders” of Cencosud S.A. shall maintain the current shareholding and control that Cencosud S.A. currently has, directly or indirectly.

This should all be calculated using the IFRS Financial Statements, excluding the line items related to Banco París, which are duly listed individually in those Financial Statements.

8.	As established in the debt consolidation agreement signed June 30, 2010 between Cencosud Retail S.A. as Debtor and Banco del Estado de Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Consolidated Operating Income, based on the Consolidated Quarterly Financial Statements;

b)	Not merge with any company, except those cases in which the merger meets all of the following requirements: (i) that the Company resulting from the merger is a Corporation established and governed by the laws of the Republic of Chile, and (ii) that the Company resulting from the merger maintains Cencosud’s current line of business;

c)	Maintain at all times a ratio of Net Financial Debt to Own Funds of no more than one point two;

d)	Maintain minimum equity equivalent to 28,000,000 UF.

e)	Maintain assets free of all pledges, mortgages and other encumbrances for an amount at least equivalent to one point two times its unguaranteed consolidated liabilities. The obligations established in this letter and in letters (a),( c) and (d) above shall be measured every quarter based on the Financial Statements of Cencosud S.A.

f)	Do not establish personal guarantees in favor of other creditors to secure obligations of third parties that do not belong to Cencosud S.A. and its subsidiaries without prior authorization from the Bank;

g)	Send to the Bank, signed by duly authorized persons, its annual report and annual Financial Statements, duly audited, and the quarterly Financial Statements, in the same format in which they were filed with the SVS, within 5 days following the date on which the information must be filed with the SVS. This obligation shall only be demandable in the event, for any reason, that the information is not available on the SVS’s website; and

h)	Each quarter, submit to the Bank a certificate of compliance of the affirmative and negative obligations established in the agreement, including a detail of the calculation of the financial covenants entered into by the Finance Manager.

9.	As established in the debt recognition and restructuring agreement signed September 1, 2010 between Cencosud Administradora de Tarjetas S.A. as Debtor and Banco Bilbao Vizcaya Argentaria Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-compliance or Non-Compliance, as defined in the agreement, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined in the agreement, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Important Adverse Effect on the businesses, activities, operations or financial situation of Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of Cencosud, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, Cencosud shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Possess, directly or indirectly, shares that represent at least fifty-one percent of the capital of the following Companies: Cencosud Retail S.A. and Cencosud Shopping Centers S.A., and their respective successor companies and transferees, as well as the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two;

q)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of liabilities;

r)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

s)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, that the Debtor and/or the Guarantor lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

10.	As established in the line of credit agreement signed October 1, 2010 between Cencosud Administradora de Tarjetas S.A. as Debtor and Banco Itaú Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

11.	As established in the line of credit agreement signed October 1, 2010 between Cencosud Retail S.A. as Debtor and Banco Itaú Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

12.	As established in the line of credit agreement signed October 12, 2010 between Cencosud S.A. as Debtor and Banco de Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If the Debtor were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If the Debtor were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, the Debtor shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding. However, the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time the obligation listed in the first clause shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case considered Permitted Encumbrances by the agreement;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies.

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain minimum equity of twenty-eight million UF.

r)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of current, unguaranteed liabilities;

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

13.	As established in the line of credit agreement signed October 12, 2010 between Cencosud Retail S.A. as Debtor and Banco de Crédito e Inversiones as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current law and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. y Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

14.	As established in the Indenture dated January 20, 2011, entered into under the laws of the state of New York, United States, and by virtue of which Rule 144/A bonds were placed in the U.S. market, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Prohibition from granting encumbrances;

b)	Prohibition from entering into leaseback agreements;

c)	Prohibition from merging or selling all or a substantial part of its assets;

d)	Reporting obligations established in Rule 144/A and;

e)	Obligation to submit annual and quarterly financial statements to the trustee and bondholders.

15.	As established in the loan agreement signed September 7, 2011 between Cencosud S.A. as Debtor and Banco Bilbao Vizcaya Argentaria Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s consolidated Financial Statements for each quarter as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be prepared in accordance with IFRS or applicable standards in Chile;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than 5 banking days after the date on which any one of the indicated executives of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding the agreement; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law; (v) submit to the Bank, when requested in writing and for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within 30 banking days of the date on which the request is made in writing; (vi) submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

e)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and/or IFRS;

f)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, the Debtor shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

g)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

h)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

i)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS or the current standards in Chile;

j)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

k)	Ensure that all operations with related persons, as defined in law number 18,045, either directly or through related persons, are carried out under prevailing market conditions;

l)	Ensure that at any time the Debtor’s obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors, a restriction which is not applicable in cases the agreement defines as Permitted Encumbrances.

m)	Possess, directly or indirectly, shares that represent at least 51% of the capital of the following companies: Cencosud Retail S.A., Cencosud Shopping Centers S.A. and Cencosud Administradora de Tarjetas S.A. and their respective successor companies and transferees, as well as the companies that may eventually control the business areas currently developed by these companies.

n)	Maintain a ratio of net financial liabilities to equity of less than one point two.

o)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of liabilities;

p)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined in the agreement.

q)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

16.	As established in the loan agreement signed September 14, 2011 between Cencosud S.A. as Debtor and Banco Bice, Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s consolidated Financial Statements for each quarter as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be prepared in accordance with IFRS or applicable standards in Chile;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than 5 banking days after the date on which any one of the indicated executives of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding the agreement; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law; (v) submit to the Bank, when requested in writing and for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within 30 banking days of the date on which the request is made in writing; (vi) submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

e)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and/or IFRS;

f)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, the Debtor shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

g)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

h)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

i)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS or the current standards in Chile;

j)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

k)	Ensure that all operations with related persons, as defined in law number 18,045, either directly or through related persons, are carried out under prevailing market conditions;

l)	Ensure that at any time the Debtor’s obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors, a restriction which is not applicable in cases the agreement defines as Permitted Encumbrances.

m)	Possess, directly or indirectly, shares that represent at least 51% of the capital of the following companies: Cencosud Retail S.A., Cencosud Shopping Centers S.A. and Cencosud Administradora de Tarjetas S.A. and their respective successor companies and transferees, as well as the companies that may eventually control the business areas currently developed by these companies.

n)	Maintain a ratio of net financial liabilities to equity of less than one point two.

o)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of its liabilities;

p)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined in the agreement.

q)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

17.	As established in the line of credit agreement signed September 20, 2011 between Cencosud S.A. as Debtor and Banco Santander-Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank its quarterly and annual individual Financial Statements, together with the quarterly consolidated Financial Statements of Cencosud to the extent that these documents have not been published on a publicly accessible website. These Financial Statements shall be submitted to the Bank within sixty days of the corresponding quarter end. The year-end Financial Statements shall be submitted to the Bank within one hundred twenty days of the respective year end. The year-end individual Financial Statements of Cencosud shall be audited and submitted with their notes and the opinion of the Independent Auditors;

b)	Supply opportunely, accurately and sufficiently, and to the extent available all financial and accounting information and all other information that the Bank reasonably requests and that is necessary for evaluating and controlling faithful and exact compliance with the Agreement;

c)	Comply fully and opportunely with the payment of all relevant obligations considered first-class loans, especially labor, social security, tax and other obligations with such preference. For these purposes, relevant obligations “Relevant Obligations” are those whose cumulative amount exceeds one million United States dollars or their equivalent in domestic currency. A delay of less than thirty days in the payment of the aforementioned obligations shall not be considered non-compliance for the purposes of this clause;

d)	Maintain an “Indebtedness Level” based on the Financial Statements of Cencosud of a ratio of Other Current Financial Liabilities and Other Non-Current Financial Liabilities, less Cash and Cash Equivalents, less Other Current Financial Assets, over Cencosud’s Total Equity no greater than one point two. Liabilities shall include the obligations that Cencosud undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties, all in conformity with accounting principles generally accepted in Chile GAAP or IFRS, as appropriate; and

e)	Maintain a ratio of Assets Free of Pledges and/or Encumbrances and Liabilities equal to or greater than one point two. For these purposes, “Assets” is defined as all real estate or chattel property and assets, tangible or intangible and securities; and “Liabilities” is defined as all obligations of the debtor, financial or not, contingent or not, less the Equity of Cencosud;

f)	Submit to the Bank a copy of its audited annual report within thirty days of its approval at the General Shareholders’ Meeting as set forth in its by-laws—or in the absence of by-laws, by the law—to the extent that these documents have not been published on a publicly accessible website.

18.	As established in the line of credit agreement signed October 04, 2011 between Cencosud S.A. as Debtor and Rabobank Curacao N.V as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Maintain with the rest of the lenders at least the same conditions, guarantees or preferences under this agreement, according to the Chilean law, except for the preferences in favor of the fiscal authority, employees, labor obligations and any other obligation imposed by applicable laws.

b)	Not encumber or give guarantee over Assets of Cencosud, except for the mentioned in this agreement.

c)	Send the Audited Financial Statements under IFRS and its corresponding notes , as soon as they are available, even if they are not in the S.V.S web site.

d)	Send, among with the Financial Information, a letter signed off by the attorneys properly authorized by the debtor, a letter informing comply or not any of the obligations included in this contract.

e)	The debtor will inform any relevant or essential event that could be adversely affect within ten bank business days after the event occurs, except for legal exceptions.

f)	As soon as take knowledge, and within thirty business bank days, the company should inform the following: i) any potential force major that could affect this contract; ii) any fails to comply to the terms of this agreement, litigation or relevant claims against the debtor or any event that could adversely affect the obligations included in this contract, iii) inform to the bank any deviation in the budget under this contract iv) Any event that could adversely affect and could reasonably occurs, mentioned before.

g)	Give to the bank any copy of the documents or notice relevant that could result in any material adversely effect to the bank.

h)	Inform any modifications to the by-laws within fifteen business bank days.

i)	Inform to the bank, within ten bank business days, any claim, action or demand initiated against the company by any court or other public or private entity that could cause any material adverse effect.

j)	Keep updated the contingencies plans to keep the business on going and make the best effort to accomplish with the main obligations related to licenses, permits, software.

k)	Inform to the bank, within ten bank business days the acquisition over or equal to fifty million of US dollars, of any ownership in companies that give to the debtor the control over that company.

l)	To pay on time taxes, labor or other obligations.

m)	To keep accurate accounting records according to the generally accounting principles accepted in Chile

n)	Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset. Specially the debtor will keep the property of the following bands a) Jumbo and b) Paris

o)	Keep its actual business operations and activities.

p)	To keep the actual number of shares in its main subsidiaries

q)	Comply with the laws, regulations and other legal provisions applicable to its subsidiaries.

r)	Maintain the following financial ratios: (i) Leverage Ratio of no more than 1.2; (ii) Consolidated Equity greater than UF 28,000,000; (iii) assets pledges or encumbrances over consolidated liabilities under 1.2

s)	Not sell or transfer any essential consolidated asset. Essential asset under this contract are the brands a) Jumbo and Paris, b) the shares that represent at least fifty percent of the companies “Cencosud Retail S.A.” and Cencosud Shopping Centers S.A.

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect.

19.	As established in the credit agreement signed October 19, 2011 between Cencosud S.A. as Debtor and Scotiabank & Trust (Cayman) LDT as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Send the Audited Financial Statements under IFRS and its corresponding notes , as soon as they are available, even if they are not in the S.V.S web site.

b)	Send copy of the general information reported by the debtor to the S.V.S to accomplish with any rule.

c)	Send the taxes or stamp tax payments to which this contract is affected and inform any action on this taxes.

d)	Send, among with the Financial Information, a letter signed off by the attorneys properly authorized by the debtor, a letter informing comply or not any of the obligations included in this contract. Additionally to that the company should send a certificate signed off by the external auditors.

e)	Give to the bank any change in relevant events that could result in any material adversely effect to the bank.

f)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors.

g)	Not sell, transfer or give guarantees over any essential consolidated asset of the company or any subsidiary.

h)	The debtor and the guarantors can not incur in other indebtedness, except for those consider as part of the normal business and that can not adversely affect the Company.

i)	Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset.

j)	Prohibition to the debtor or guarantor, merging or selling its assets, except for the exceptions consider in this agreement.

k)	To keep accurate accounting records according to the generally accounting principles accepted in Chile.

l)	To keep actual main business operations.

m)	Maintain the following financial ratios: (i) Leverage Ratio of no more than 1.2; (ii) Consolidated Equity greater than UF 28,000,000; (iii) Maintain a financial expense ratio of at least 3.0 to 1.0 and assets pledges or encumbrances over consolidated liabilities under 1.2.

n)	Not engage in, with related persons, transactions under conditions that are more that those transactions which could have agree with third parties.

20.	On December 19, 2005, E Wong and Hipermercados Metro (Originators) with assistance from Scotia Titulizadora (trustee), entered into a Securitization Trust Master Agreement.

On March 14, 2011, a prepayment of 55,500,000 Peruvian soles was made on the First Issuance and the First Series-Second Issuance of the Securitized Bonds, leaving outstanding the second series of the second issuance of bonds, equivalent to 11,000,000.00 Peruvian soles. On May 23, 2011, the Fourth Addendum of the Securitization Trust Master Agreement was entered into, by which the term “Indirect Contingents” was modified to exclude Cencosud Perú as a third party and to extinguish the Usufruct of the Patrimony in Trust. The Patrimony in Trust is comprised of the Future Cash Flows arising from the sales made by the Originators in the normal development of their commercial activities and that are paid using any of the Chosen Credit and/or Debit Cards (cards affiliated with the Mastercard network). These cash flows are accumulated in accounts designated for that purpose and back quarterly interest and annual principal payments of the Securitized Bonds.

Financial and Management Restrictions:

a)	Corporate restructuring: do not take part in any merger, consolidation, split or multi-level reorganization that generates indebtedness greater than the indebtedness limit (less than or equal to 2.20). In the event of non-compliance, 100% of the surplus available for covenants shall be withheld.

b)	Chosen Credit and or Debit Card Sales System: maintain the sales system referred to in the credit and or debit card acceptance of greater than or equal to 1.6 times the outstanding debt on the Securitized Bonds. In the event of non-compliance, 10% of the surplus available for covenants shall be withheld.

c)	Obligation to maintain insurance in effect: maintain in effect the insurance policies contracted for real estate owned by the company. In the event of non-compliance, 100% of the surplus available for covenants shall be withheld.

d)	Paying Bank and Issuing Bank System: select the credit and or debit card issuing bank as the paying bank when designated. In the event of non-compliance, 10% of the surplus available for covenants shall be withheld.

e)	Equity Indebtedness Limit: Not exceed a consolidated debt to equity ratio based on the table below:

Years	2009	2010	2011	2012	2013	2014	2015
Ratio	2.20	2.00	2.00	2.00	2.00	2.00	2.00

Indirect indebtedness: Maintain an indirect indebtedness ratio less than or equal to 0.10.

In the event of non-compliance by the Supermercados Wong Group, the trustee shall withhold 10% of the Surplus Available for Covenants. If non-compliance were to continue for a period of 30 calendar days, it shall withhold 20% of the Surplus Available for Covenants, and so on until reaching a limit of 50% of the Surplus Available for Covenants.

f)	Interest coverage ratio: Maintain an interest coverage ratio greater than or equal to 2.50.

g)	Distribution of Dividends and other limitations: It undertakes that the amounts paid during each fiscal year to its shareholders for dividends in cash or in kind or allowances paid to the Board of Directors not exceed 50% of the net profits for the year. In case of non-compliance, 100% of the surplus available for covenants shall be withheld.

h)	Intra-group commercial transactions: Not sell or provide services to Group companies or their shareholders at prices and conditions other than those applied to their customers that do not belong to the Group. In case of non-compliance, 100% of the surplus available for covenants shall be withheld.

i)	Acquisition of securities of Group companies: Not acquire securities issued by, or belonging to, the companies that comprise the Group, whether investment instruments (such as common shares or investment shares), debt instruments (such as corporate bonds, securitized bonds or commercial paper), or acquire portfolios or accounts receivable from those companies. In case of non-compliance, 100% of the surplus available for covenants shall be withheld.

21.	On September 2, 2010, Cencosud Perú S.A. and Banco Continental entered into a medium-term loan agreement by which Cencosud Perú S.A. commits to adopting the following measures over the life of the agreement. E. Wong S.A. and Hipermercados Metro S.A. were established as guarantors of this loan. Financial and Management Restrictions:

a)	Corporate obligations: Preserve and maintain the corporate existence, corporate objective, authorizations, licenses and permits required to conduct business.

b)	Submit quarterly and annual audited financial statements.

c)	Submit quarterly Compliance Certificate for Affirmative, Negative and Financial Obligations.

d)	Report any event that may have a Substantially Adverse Effect.

e)	Maintain accounting books and records in accordance with accounting principles generally accepted in Peru.

f)	Comply with applicable laws, including tax, social security, labor, pension, environmental and other types of legal provisions, as well as requirements from Governmental Authorities.

g)	Comply with tax and social security obligations.

h)	Maintain assets and insurance policies.

i)	Maintain ownership of the Wong and Metro brands and future brands related to the supermarket business, either directly or through subsidiaries.

j)	Maintain direct or indirect ownership of 51% of Wong and Metro and their respective successor companies or transferees.

k)	Maintain income from the retail and shopping center business areas equivalent to 70.00% of consolidated income.

l)	Indebtedness ratio: Maintain an indebtedness ratio of less than 1.50.

m)	Net equity should be greater than S/ 1,500,000,000.00 (one point five billion Nuevos Soles).

n)	Cencosud Perú and the guarantors undertake not to distribute profits, reduce their paid-in capital, pay dividends, hand over real estate or chattel property, money, rights, obligations, securities, make capital investments and increase the amount of their Financial Debt if it could result in a Non-Compliance Event.

o)	Cencosud Perú and the guarantors undertake not to grant loans or guarantees in favor of third parties outside the normal course of business, unless to a subsidiary and in the normal course of business.

p)	Cencosud Perú and the guarantors undertake not to dispose of, transfer, give an interest in or sell the Assets that collectively represent 70% of its Equity.

q)	Cencosud Perú and the guarantors undertake not to engage in transactions involving the transfer of current or future cash flows.

r)	Cencosud Perú, the guarantors and/or any subsidiary may not grant guarantees in favor of third parties that involve pledging their assets or transferring them to a trust (except to guarantee loans secured to acquire such assets and/or replace guarantees), if the ratio of the collective assets (not pledged with specific guarantees) of Cencosud Perú and subsidiaries to the total unguaranteed Financial Debt of Cencosud Perú S.A. on a consolidated level is less than or equal to 1.25.

s)	Cencosud Perú and the guarantors undertake not to engage in any merger process with or acquire shares or interests in affiliates if such act may result in a materially adverse effect.

t)	Cencosud Perú and/or any of its subsidiaries may not engage directly or indirectly in activities developed outside the Cencosud S.A. Group.

u)	Not make the Loan subordinate to other obligations with third parties.

v)	Not transfer or delegate the Loan.

w)	Transactions with related companies should be at market value.

x)	Should the Suspending Financial Ratios established in the Agreement be violated while the Agreement is in effect, the Borrower and the Guarantors may not: (i) agree on the direct or indirect distribution of profits, reduce their paid-in capital, pay dividends, either in money or in kind, hand over real estate or chattel property, money, rights, obligations, securities and other considerations for an interest in the company’s capital (ii) make capital investments and (iii) increase the amount of their Financial Debt. The restriction established in the prior paragraph shall not apply if the Borrower and the Guarantors designate all funds from any profit distribution agreement to prepaying the Loan.

22.	On November 16, 2010, Cencosud Perú S.A. and Banco Bilbao Vizcaya Argentaria S.A. entered into a medium-term loan agreement by which Cencosud Perú S.A. commits to adopting the following measures over the life of the agreement. E. Wong S.A., Hipermercados Metro S.A. and Tres Palmeras S.A. were established as guarantors of this loan.

Financial and Management Restrictions:

a)	Corporate obligations: Preserve and maintain the corporate existence, corporate objective, authorizations, licenses and permits required to conduct business.

b)	Submit quarterly and annual audited financial statements.

c)	Submit quarterly Compliance Certificate for Affirmative, Negative and Financial Obligations.

d)	Report any event that may have a Substantially Adverse Effect.

e)	Maintain accounting books and records in accordance with accounting principles generally accepted in Peru.

f)	Comply with applicable laws, including tax, social security, labor, pension, environmental and other types of legal provisions, as well as requirements from Governmental Authorities.

g)	Compliance with tax and social security obligations.

h)	Maintain assets and insurance policies.

i)	Maintain ownership of the Wong and Metro brands and future brands related to the supermarket business, either directly or through subsidiaries.

j)	Maintain direct or indirect ownership of 51% of Wong and Metro and their respective successor companies or transferees.

k)	Maintain income from the retail and shopping center business areas equivalent to 70.00% of consolidated income.

l)	Indebtedness ratio: Maintain an indebtedness ratio of less than 1.50.

m)	Net equity should be greater than S 1,500,000,000.00 (one point five billion Nuevos Soles).

n)	Cencosud Perú and the guarantors undertake to not grant loans or guarantees in favor of third parties outside the normal course of business, unless to a subsidiary and in the normal course of business.

o)	Cencosud Perú and the guarantors undertake not to dispose of, transfer give an interest in or sell relevant assets.

p)	Cencosud Perú and the guarantors undertake not to engage in transactions involving the transfer of current or future cash flows.

q)	Cencosud Perú, the guarantors and/or any subsidiary may not grant guarantees in favor of third parties that involve pledging their assets or transferring them to a trust (except to guarantee loans secured to acquire such assets and/or replace guarantees), if the ratio of the collective assets (not pledged with specific guarantees) of Cencosud Perú and subsidiaries to the total unguaranteed Financial Debt of Cencosud Perú S.A. on a consolidated level is less than or equal to 1.25.

r)	Cencosud Perú and the guarantors undertake not to engage in any merger, split, consolidation, transfer of property, plant and equipment used in production or to acquire new businesses if such act may result in a Materially Adverse Effect.

s)	Cencosud Perú and/or any of its subsidiaries may not engage directly or indirectly in activities developed outside the Cencosud S.A. Group.

t)	Not make the Loan subordinate to other obligations with third parties.

u)	Not transfer or delegate the Loan.

v)	Transactions with related companies should be at market value.

Should the Suspending Financial Ratios established in the Agreement be violated while the Agreement is in effect, the Borrower and the Guarantors may not: (i) agree on the direct or indirect distribution of profits, reduce their paid-in capital, pay dividends, either in money or in kind, hand over real estate or chattel property, money, rights, obligations, securities and other considerations for an interest in the company’s capital (ii) make capital investments and (iii) increase the amount of their Financial Debt. The restriction established in the prior paragraph shall not apply if the Borrower and the Guarantors designate all funds from any profit distribution agreement to prepaying the Loan.

23.	On December 23, 2010, Cencosud Perú S.A. and Banco de Crédito del Perú entered into a medium-term loan agreement by which Cencosud Perú S.A. commits to adopting the following measures over the life of the agreement. E. Wong S.A., Hipermercados Metro S.A. and Tres Palmeras S.A. were established as guarantors of this loan.

Financial and Management Restrictions:

a)	Corporate obligations: Preserve and maintain the corporate existence, corporate objective, authorizations, licenses and permits required to conduct business.

b)	Submit quarterly and annual audited financial statements.

c)	Submit quarterly Compliance Certificate for Affirmative, Negative and Financial Obligations and a certificate confirming that no Non-Compliance Events or Substantially Adverse Events have occurred.

d)	Maintain accounting books and records in accordance with accounting principles generally accepted in Peru.

e)	Notify the Bank of any meeting of creditors, insolvency proceedings or any other payment suspension process initiated under Applicable Law.

f)	Comply with applicable laws, including tax, social security, labor, pension, environmental and other types of legal provisions, as well as requirements from Governmental Authorities.

g)	Maintain assets and insurance policies.

h)	Maintain sureties in effect during the life of the Loan.

i)	Not distribute dividends or any other form of profit distribution when a Non-Compliance Event could result from that distribution.

j)	Not sell, lease, give in usufruct, dispose of or transfer its property, plant and equipment and/or transfer the rights to them, including transfers to a trust for an amount greater than 30% of net consolidated equity.

k)	Not grant financing or guarantees in favor of third party individuals or entities or in favor of their Affiliates (except in favor of its Subsidiaries) for an individual or aggregate amount of US$3,500,000 or its equivalent in Nuevos Soles.

l)	Not transfer the Loan, except with prior written authorization.

m)	Cencosud Perú and its Subsidiaries shall not establish guarantees over its property, plant and equipment.

n)	Maintain a leverage ratio equal to or less than 1.5.

o)	Not make capital investments related to the acquisition, improvement or replacement of property, plant and equipment or dividend distributions when the debt service coverage ratio is less than 1.80 during the immediately prior period or the following projected period.

p)	Not take out debt with shareholders, directors, managers or Subsidiaries, except when such debt is subordinate to the Bank’s debt.

q)	Cencosud Perú and the guarantors undertake not to take part in any liquidation, merger or other type of corporate reorganization process, except with a company from the Cencosud Group.

r)	Not make the Loan subordinate to other obligations with third parties.

s)	Transactions with related companies should be at market value.

t)	Cencosud Perú and the guarantors undertake to communicate changes in Effective Control.

u)	Report any event that may have a Substantially Adverse Effect.

v)	Cencosud Perú and the guarantors shall report if their shareholders agree to reduce paid-in capital or if for purposes of Applicable Law they were obligated to reduce it by an amount equivalent to more than 10% of its paid-in capital.

w)	Cencosud Perú and its subsidiaries may not engage in new financing transactions or obligations if such acts could result in a Substantially Adverse Effect.

x)	Cencosud Perú and the guarantors may not engage directly or indirectly in activities developed outside the Cencosud S.A. Group.

24.	According to the stated in the “Indenture”, dated December 6, 2012 under the bond issuance pursuant to Rule 144ª under the Securities Act, the Company as “issuer” shall comply with the following:

a)	The Company shall not, nor shall it permit any Subsidiary to, issue, assume or suffer to exist any Indebtedness, if such Indebtedness is secured by a Lien upon any property or assets of the Company or any Subsidiary, unless, concurrently therewith, the Securities shall be secured equally and ratably with (or prior to) such Indebtedness; provided, except for the mentioned in the agreement.

b)	The Company shall not, nor shall it permit any Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any of their property or assets, unless (a) the Company or such Subsidiary would be entitled pursuant to Section 5.02 of the agreement to issue or assume Indebtedness (in an amount equal to the Attributable Value with respect to such Sale and Leaseback Transaction) secured by a Lien on such property or assets without equally and ratably securing the Securities, (b) the Company or such Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value (as determined in good faith by the Board of Directors) of the property or assets so leased, (i) to the retirement, within 360 days after the effective date of such Sale and Leaseback Transaction, of (A) Indebtedness of the Company ranking at least pari passu with the Securities or (B) Indebtedness of any Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company, or (ii) to the acquisition, purchase, construction, development, extension or improvement of any property or assets of the Company or any Subsidiary used or to be used by or for the benefit of the Company or any Subsidiary in the ordinary course of business or (c) the Company or such Subsidiary equally and ratably secures the Securities. Except for transactions providing for a lease for a term, including any renewal, of not more than three years or to arrangements between the Company and a Subsidiary or between Subsidiaries.

c)	Submit or make accesible electronically with notice to the trustee as soon as they are available, but in any event within 120 calendar days after the end of each fiscal year of the Company (currently ending December 31), copies of its audited financial statements on a consolidated basis) in respect of such fiscal year (including a profit and loss account, statements of financial position and cash flow statement), in English, prepared in accordance with IFRS and audited by a member firm of an internationally recognized firm of independent accountants. As soon as they are available, but in any event within 90 calendar days after the end of each of the first three fiscal quarters of each fiscal year of the Company, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period (including a profit and loss account, statements of financial position and cash flow statement), in English, prepared on a basis consistent with the audited financial statements of the Company and in accordance with IFRS, together with a certificate signed by the person then authorized to sign financial statements on behalf of the Company to the effect that such financial statements are true in all material respects and present fairly the financial position of the Company as at the end of, and the results of its operations for, the relevant quarterly period in the event the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, timely file with the Commission such annual and other reports as may be required by the rules and regulations of the Commission in effect at the relevant time and in the form required thereunder.

d)	The Company shall take all action necessary to provide information to permit resales of the Securities pursuant to Rule 144A under the Securities Act, including furnishing to any Holder of a Security or beneficial interest in a Global Security, or to any prospective purchaser designated by such Holder, upon written request of such Holder, financial and other information required to be delivered under Rule 144A(d)(4) (as amended from time to time and including any successor provision) unless, at the time of such request, the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or is exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act (as amended from time to time and including any successor provision).

e)	Protect its existence as a corporation, and, in the case of the Company, the corporate, partnership, limited liability company or other existence of each Subsidiary, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company, the Guarantor or any such Subsidiary;

f)	Neither the Company nor the Guarantor shall consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person except for the mentioned in the agreement.

25.	On October 17, 2012 Cencosud S.A. and JPMorgan Chase Bank, National Association as administrative agent, JPMorgan securities LLC, acting as global coordinator and J.P. Morgan Securities LLC as Bookrunner and Lead Arranger entered into a Credit Agreement, under the New York Law, USA, in which it is stablished that Cencosud S.A. shall comply with the following obligations and financial and management restrictions:

a)	Submit within 90 days after the end of each fiscal year of the Borrower, audited consolidated statements of financial position and related statements of operations, stockholders’ equity and cash flows for each of the Borrower and Cencosud Retail as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by PricewaterhouseCoopers or other independent public accountants of recognized national standing (without a “going concern” or like qualification, commentary or exception arising out of the scope of the audit, or without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its Consolidated Subsidiaries or Cencosud Retail and its Consolidated Subsidiaries, respectively, on a consolidated basis in accordance with IFRS consistently applied;

b)	Submit within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, consolidated statements of financial position and related statements of operations, stockholders’ equity and cash flows for the Borrower as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the statements of financial position, as of the end of) the previous fiscal year, all certified by one of the Borrower’s Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its Consolidated Subsidiaries, on a consolidated basis in accordance with IFRS consistently applied, subject to normal year-end audit adjustments and the absence of footnotes

c)	Concurrently with any delivery of financial statements mentioned above, a certificate of a Financial Officer of the Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance and (iii) stating whether any change in IFRS or in the application thereof has occurred since the date of the audited financial

d)	Promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Borrower or any Subsidiary with the SVS, the SEC, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, as the case may be

e)	Promptly after Moody’s or S&P shall have announced a change in the rating established or deemed to have been established for the Index Debt, written notice of such rating change;

f)	promptly following any request therefor, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of the Borrower by independent accountants in connection with the accounts or books of the Borrower or any Material Subsidiary, or any audit of any of them;

g)	promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Material Subsidiary, or compliance with the terms of this Agreement, as the Administrative Agent or any Lender may reasonably request;

h)	Communicate any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect;

i)	The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business;.;

j)	The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each Guarantor and each other Material Subsidiary to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested

k)	Borrower will cause the obligations under this Agreement to rank at all times at least pari passu with all other present and future unsecured indebtedness of the Borrower and its Subsidiaries.;

l)	The Borrower shall not, and shall not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any of its property, assets, income or profits, whether now owned or hereafter acquired, except for the mentioned in the agreement.

m)	The Borrower shall not (i)enter into any merger or consolidation or amalgamation or reorganization, or sell or otherwise transfer or dispose of all or substantially all of its assets or the assets of the Borrower and its Subsidiaries, taken as a whole or (ii)liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or permit any of its Subsidiaries to liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution); provided that if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and is continuing, (x) any Person may merge with and into a Loan Party in a transaction in which the Loan Party is the surviving entity, (y) any Subsidiary may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders and (z) any Subsidiary may merge with and sell or otherwise Dispose of assets to another Subsidiary.

n)	The Borrower will not declare or make any dividend, distribution or other Restricted Payment, unless required by law (including without limitation minimum distributions required in accordance with the Ley sobre Sociedades Anonimas of Chile).

o)	The Borrower shall not, and shall not permit any of its Subsidiaries to, make any Disposition of any of its property, business or assets (including, without limitation, other payments and receivables, but excluding leasehold interests), whether now owned or hereafter acquired, except for the mentioned in the agreement:

p)	The Borrower shall not and shall not permit any of its Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except for transactions in the ordinary course of business that are at the prices and on terms and conditions substantially as favorable to the Borrower or such Affiliate as could reasonably be obtained at that time from unaffiliated third parties in comparable arm’s length transactions; provided that the foregoing shall not apply to (i)transactions among Loan Parties and (ii)transactions permitted under this agreement.

q)	The Borrower will not permit the Leverage Ratio, at the end of any fiscal quarter (for the most recently completed period of four consecutive fiscal quarters ending at the end of such fiscal quarter), calculated based on the Financial Statements, to be greater than 5.25 to 1.0;

r)	The Borrower will not permit the Debt to Net Worth Ratio at the end of any fiscal quarter (for the most recently completed period of four consecutive fiscal quarters ending at the end of such fiscal quarter), calculated based on the Financial Statements, to be greater than 1.2 to 1.0.

As of December 31, 2012 and 2011 the Company was in compliance with the aforementioned rates.

18	Trade accounts payable and other payables

The composition of the area as of December 31, 2012 and 2011 is as follows:

		As of December 31,
	Current		Non-current
Account	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payable	1,704,773,063	1,374,705,770	1,303,392	2,439,794
Withholdings	197,295,354	158,078,423	6,107,410	8,710,897
Other accounts payable	327,498	1,000,211		—

Total	1,902,395,915	1,533,784,404	7,410,802	11,150,691

The main suppliers of Cencosud S.A. are as follows: Unilever, Nestlé, Ambev, Latic Luce Ltda., Coca Cola, JBS (Swift), Primo Schincariol Ind Cerv e Refrig, BRF, P&G, Agrosuper Com.de Alimentos Ltda., Danone, CMPC, Arcor, Kraft, Mastellone Hnos. S.A., Molinos Rio de la Plata S.A., Comercial Santa Elena S.A., Kimberly Clark, Carozzi y CCU.

The detail of the trade payables as of December 31, 2012 are as follows;

Trade Payables and other payables outstanding

	Days
Suppliers	Up to 30 days	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	TOTAL ThCh$	Payment average (days)
Goods	746,871,999	282,576,325	77,341,870	9,944,320	1,222,807	314,858	1,118,272,179	43
Services	154,950,482	73,035,679	27,518,150	6,109,381	2,303,668	3,389	263,920,749	50
Other	52,232,630	14,847,272	5,497,022	2,407,390	77,477	—	75,061,791	44

TotalThCh$	954,055,111	370,459,276	110,357,042	18,461,091	3,603,952	318,247	1,457,254,719	44

	Days
Suppliers	Up to 30 days	31 - 60	61 - 90	91 - 120	121 - 180	181 and more	Total ThCh$
Goods	83,838,488	16,941,831	12,960,401	5,468,672	9,885,305	46,298,002	175,392,699
Services	25,619,493	6,264,058	2,076,942	9,087,591	3,416,927	17,597,712	64,062,723
Other	3,189,442	2,231,870	7,721	1,115,137	1,572,161	1,249,983	9,366,314

TotalThCh$	112,647,423	25,437,759	15,045,064	15,671,400	14,874,393	65,145,697	248,821,736

The detail of the trade payables as of December 31, 2011 are as followins:

Trade Payables and other payables past due

	Days
Suppliers	Up to 30 days	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	TOTAL ThCh$	Payment average (days)
Goods	527,292,575	369,745,935	75,999,453	12,296,088	3,137,541	281,660	988,753,252	48
Services	71,215,415	19,375,252	2,183,513	1,372,263	75,775	3,171,309	97,393,527	50
Other	37,274,276	1,392,790	114,788	29,617	739,254	—	39,550,725	38

TotalThCh$	235,782,266	390,513,977	78,297,754	13,697,968	3,952,570	3,452,939	1,125,697,504	48

	Days
Suppliers	Up to 30 days	31 - 60	61 - 90	91 - 120	121 - 180	181 and more	Total ThCh$
Goods	73,812,980	34,224,541	28,042,411	7,583,523	12,126,026	29,563,287	185,352,768
Services	23,022,303	6,600,191	2,892,815	1,539,298	4,114,983	19,522,340	57,691,930
Other	5,725,076	1,152,280	197,257	153,912	663,973	510,864	8,403,362

TotalThCh$	102,560,359	41,977,012	31,132,483	9,276,733	16,904,982	49,596,491	251,448,060

19	Provisions and other liabilities

19.1	Provisions

19.1.1	The composition of this item as of December 31, 2012 and 2011 is as follows:

		As of December 31,
	Current		Non-current
Accruals and provision	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision(1)	41,070,876	15,425,204	87,514,712	55,049,716
Onerous contracts provision(2)	1,552,887	2,555,473	23,806,326	26,722,529

Total	42,623,763	17,980,677	111,321,038	81,772,245

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those presenting a probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims			Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of December 31,2012	37,201,863	28,132,559	63,251,166	128,585,588	41,070,876	87,514,712
Total as of December 31,2011	12,558,792	21,867,679	36,048,449	70,474,920	15,425,204	55,049,716

Provision By Country	December 31, 2012 ThCh$	December 31,2011 ThCh$
Chile	22,892,859	2,692,156
Argentina	32,791,224	28,219,719
Brasil	69,441,835	39,563,045
Perú	1,183,692	—
Colombia	2,275,978	—
Total Provision	128,585,588	70,474,920

The nature of these obligations is as follows:

Civil provision: This primarily corresponds to civil and commercial trials that mainly deal with claims from customers, defects in products, accidents of customers in the stores and suits related with customer service.

The short-term provision includes ThCh$20,000,000 related to the class action lawsuit against the company “Cencosud Administradora de Tarjetas SA”, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013. This is a preliminary estimate of the provision and still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court. The ruling requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest. The amount has been recognized in the Statements of Integral Income by function as of December 31, 2012, under the line “Other expenses by function” shown in Note 25.1 “Expenses by nature”.

Labor provision: This primarily corresponds to staff severance indemnities and salary disputes from former employees

Tax provision: This primarily corresponds to tax claims in the countries in which the Company operates.

(2) Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations of the period.

19.2	Roll-forward of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2012	70,474,920	29,278,002	99,752,922
Movements in Provisions:
Additional provisions	47,863,876	—	27,863,876
Increase (decrease) in existing provisions	20,771,008	(3,918,789)	16,852,219
Acquisitions through business combinations (See note 13)	18,681,710	—	18,681,710
Provision used during the year	(6,397,675)	—	(6,397,675)
Reversal of used provision	(8,938,185)	—	(8,938,185)
Increase (decrease) in foreign exchange rate	(13,870,066)	—	(13,870,066)

Changes in provisions, total	58,110,668	(3,918,789)	34,191,879

Total provision, final balance as of december 31, 2012	128,585,588	25,359,213	133,944,801

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2011	53,409,957	2,258,298	55,668,255
Movements in Provisions:
Additional provisions	9,643,074	—	9,643,074
Increase (decrease) in existing provisions	3,609,389	(571,322)	3,038,067
Acquisitions through business combinations	8,811,324	27,591,026	36,402,350
Provision used during the year	(5,143,603)	—	(5,143,603)
Increase (decrease) in foreign exchange rate	144,779	—	144,779

Changes in provisions, total	17,064,963	27,019,704	44,084,667

Total provision, final balance as of december 31, 2011	70,474,920	29,278,002	99,752,922

20	Other non-financial liabilities

The composition of this item as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012	2011
	ThCh$	ThCh$
Customer loyalty program	11,461,190	12,697,758
Guarantees deposits	9,737,004	8,161,228
Minimum accrual dividend	51,749,049	47,362,611
Other	5,369,316	2,828,708

Total Other non-financial Liabilities, current	78,316,560	71,050,305

Guarantees deposits	13,363,961	14,192,881
Prepaid Commissions	52,538,040	62,985,921
Other	5,007,298	5,542,987

Total Other non-financial Liabilities, non-current	70,909,299	82,721,789

21	Current provisions for employee benefits

The composition of this item as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012	2011
	ThCh$	ThCh$
Employees’ vacation	49,808,855	45,014,488
Income sharing and bonuses	28,991,005	23,635,386

Total accumulated or accrued liabilities	78,799,860	68,649,874

The amount of accumulated liabilities for vacations is calculated in accordance with current Chilean legislation on an accrual basis. The bonuses relate to the amount that is paid the following year with respect to compliance with annual targets, which can be estimated reliably.

22	Other current and non-current non-financial assets

The composition of the area as of December 31, 2012 and 2011 is as follows:

	As of December 31,
Other non-financial assets, current	2012	2011
	ThCh$	ThCh$
Lease guarantees	3,405,540	3,469,790
Pre-paid rent	3,298,433	2,402,568
Pre-paid insurance	3,205,079	6,291,444
Other	82,739	95,039

Total	9,991,791	12,258,841

	As of December 31,
Other non-financial assets, non-current	2012	2011
	ThCh$	ThCh$
Lease guarantees	7,362,011	5,970,932
Pre-paid rent	29,245,588	26,906,749
Other	1,660,526	2,174,278

Total	38,268,125	35,051,959

23	Net equity

The objectives of the Cencosud Group regarding capital management are to safeguard its capacity to continue as a going concern, ensuring appropriate returns for its shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

In line with the industry, the Cencosud Group monitors its capital using the leverage ratio. This ratio is calculated by dividing net financial debt by total capital. Net financial debt corresponds to total indebtedness (including current and non-current debt) less cash and cash equivalents. Total capital corresponds to total equity as shown in the consolidated statement of financial position plus net debt.

In accordance with the above, the Cencosud Group has combined different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

23.1	Paid-in capital

As of December 31, 2012, the authorized, subscribed and paid-in capital amounts to ThCh$ 1,551,811,762 (ThCh$927,804,431 as of December 31, 2011).

23.2	Subscribed and paid shares

At the extraordinary shareholders meeting held on March 1, 2012, the shareholders agreed to modify the agreement previously approved at the Cencosud S.A. shareholders meeting held on April 29, 2011, of a capital increase of the Company to be effected through the issuance of 270,000,000 shares. On March 1, 2012, the shareholders also authorized the Board of Directors to offer a portion of these shares in the international capital markets and also authorized the Board of Directors to determine the issuance price of the shares. 27,000,000 of these shares were set aside for option compensations plans for executives.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$ 3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and 183,507,000 shares were issued in the local market in Chile.

As of December 31, 2012, 243,000,000 shares were subscribed and paid, as follows; 92,309,978 shares were paid on July 25, 2012; 145,642,584 shares were paid on September 14, 2012; 3,028,463 shares were paid on September 26, 2012; and 2,018,975 were paid with the capital increase by ThCh$ 864,000,000. and ThCh$239,992,669 was recognized as a decrease in paid–in surplus.

As of December 31, 2012, the Company’s capital is represented by 2,507,103,215 shares without par value. As of December 31, 2012, 69,911,801 issued shares were pending of subscription and payment, of which 39,911,801 expired on April 25, 2012 and 27,000,000 will expire on April 29th 2017.

23.3	Dividends

The dividend distribution policy adopted by Cencosud S.A. establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

The shareholders’ meeting held on April 24, 2012 approved to pay a minimum dividend amounting to ThCh$ 53,259,383 (Ch$23.52339). This dividend was paid in May 4, 2012.

The shareholders’ meeting held on April 24, 2012 approved to pay an additional amount of ThCh$ 5,896,771 over the minimum dividends accrued at December 31, 2011 (ThCh$ 3,059,914 at December 31, 2011).

The company recorded a minimum dividend by ThCh$ 51,749,049 at December 31, 2012 (ThCh$ 47,362,611 at December 31, 2011) (see note 20). The total charge to equity as of December 31, 2012 was ThCh$ 57,645,821 (ThCh$ 73,177,602 as of December 31, 2011).

At the Ordinary Shareholders’ Meeting held on April 29, 2011, the shareholders agreed to pay a minimum mandatory final dividend of Ch$ 24.60733 per share, charged to profit for the year 2010, which is equivalent to ThCh$ 55,713,543. This dividend was paid on May 12, 2011.

At December 31, 2011, the Company recognized a provision for dividends with a charge to net equity amounting to ThCh$ 47,362,611 (ThCh$ 52,653,627 at December 31, 2010).

At the Ordinary Shareholders’ Meeting held on October 28, 2011, the shareholders agreed to pay an interim dividend of Ch$ 10.05037 per share, charged to profit for the year 2011, which is equivalent to ThCh$ 22,755,075. This amount added to the payment made in May 12, 2011 by ThCh$55,713,543, reaching a total of ThCh$78,468,618 of dividends paid during the year 2011.

At an ordinary meeting of the Board of Directors of Cencosud S.A. held March 26, 2010, the Board agreed to distribute a final dividend of ThCh$15.38 per share charged to profit for the year 2009 (equivalents to ThCh$ 34,794,278. This dividend was made available to shareholders registered in the respective registry five days before payment on May 12, 2010, in accordance with an agreement made by the shareholders in an Ordinary Shareholders’ Meeting held April 30, 2010.

At an extraordinary meeting of the Board of Directors of Cencosud S.A. held November 5, 2010, the Board agreed to distribute an interim dividend of ThCh$8.96643 per share charged to profit for the year 2010 (equivalents to ThCh$20,134,120). This dividend was made available on November 16, 2010 to shareholders registered in the respective registry on November 10, 2010. This amount added to the payment made in May 12, 2010 by ThCh$34,794,278, reaching a total of ThCh$54,928,398 of dividends paid during the year 2010.

23.4	Reserves

The initial Balance is mainly due to the inflation adjustment reversal recorded under IFRS first adoption (transition date to IFRS on January 1st, 2009). The ThCh$ 92,991,292 indudes the effects of the purchase option (call) and put option (put) termination between Cencosud S.A. and UBS A.G. London Branch.

23.5	Other Reserves and Changes in ownership interest

On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, the Company and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties. As a result of the termination of these contracts and the exercise of the call option, the Company paid ThCh$ 242,681,460 for the 38.6062% interest in Jumbo Retail Argentina. The accounting effects of this decision are recognized in equity under “other reserves”, as follows:

ThCh$
Purchase price	242,681,460
Non controlling interests acquired	(81,707,460)

Total due to minority interest acquired	160,974,000

Call option asset	(147,470,592)
Put option liability	240,461,884

Total due to options	92,991,292

Roll-forward of reserves between January 1, 2012 and December 31, 2012 is as follows:

Reserve roll-forward	Translation	Hedging reserves	Other reserves	Total reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance current period January 1, 2012	(233,050,928)	9,825,606	20,502,844	(202,722,478)

Change in equity
Other integral results	(229,446,644)	13,489,862		(215,956,782)
Transfer to (from) retained earnings			95,288,851	95,288,851
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control			(160,974,000)	(160,974,000)

Total changes in equity	(229,446,644)	13,489,862	(65,685,149)	(281,641,931)

Final balance of current year, december 31, 2012	(462,497,572)	23,315,468	(45,182,305)	(484,364,409)

Roll-forward of reserves between January 1, 2011 and December 31, 2011 is as follows:

Reserve roll-forward	Translation (a)	Hedging reserves (b)	Other reserves (c)	Total reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance current period January 1, 2011	(310,945,441)	5,004,529	56,225,241	(249,715,671)

Change in equity
Other integral results	77,894,513	4,821,077	—	82,715,590
Transfer to (from) retained earnings	—	—	(35,722,397)	(35,722,397)

Total changes in equity	77,894,513	4,821,077	(35,722,397)	46,993,193

Final balance of current year, december 31, 2011	(233,050,928)	9,825,606	20,502,844	(202,722,478)

a)	Translation reserves: originated in the translation of the financial statements of subsidiaries located abroad, whose functional currency is different than the presentation currency of the consolidated financial statements.
b)	Hedging reserves: this reserve arises from the application of cash flow hedging accounting for certain financial instruments. These reserves are transferred to income of the period at the end of the life of the instruments’ contracts when the hedged cash flow is realized.
c)	Other reserves: the initial balance arose primarily from the elimination of price-level restatement of book-basis capital under IFRS for the transition year. The increase by ThCh$ 95,288,851 includes the termination purchase option (call) and put option (put) agreement between UBS and Cencosud (ThCh$92,991,292) and the accounting of stock options (ThCh$2,297,559). The decrease by ThCh$ 160,974,000 as of December 31, 2012 mainly includes recognition of the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, the Company and UBS A.G (note 17.4).

23.6	Non-controlling interest

Details of the non-controlling shares as of December 31, 2012 and 2011 is as follows:

	Minority Interest Dec 31,	Minority Interest Dec 31,	As of December 31,
	2012	2011	2012	2011
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00010	0.00010	233	200
Cencosud Internacional Ltda.	0.00433	0.00433	57,892	65,093
Mercado Mayorista P y P Ltda.	10.00000	10.00000	93,589	93,589
Easy S.A.	0.42500	0.42500	205,874	162,666
Comercial Food and Fantasy Ltda.	10.00000	10.00000	(78,606)	(122,301)
Administradora del Centro Comercial
Alto Las Condes Ltda.	55.00000	55.00000	(395,225)	(54,824)
Cencosud Retail S.A.	0.00039	0.04435	236,584	238,415
Jumbo Retail Argentina S.A.	0.07700	38.68320	147,419	86,969,669
Cencosud Argentina S.A.	0.08302	0.08302	409,839	397,788

Total			677,599	87,750,295

Details of the non-controlling interests are as follows, for the years ended December 31, is as follows:

	Minority Interest	Minority	Minority	Results
	2012	interest	interest	2012	2011	2010
Company	%	2011	2010	ThCh$	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00010	0.00010	0.00003	33	17	15
Cencosud Internacional Ltda.	0.00433	0.00433	0.00433	3,372	5,853	4,597
Mercado Mayorista P y P Ltda.	10.00000	10.00000	10.00000		(1,476)	(581)
Easy S.A.	0.42500	0.42500	0.25	43,190	30,214	29,573
Comercial Food and Fantasy Ltda.	10.00000	10.00000	10.00000	43,694	(24,608)	3,175
Administradora del Centro Comercial
Alto Las Condes Ltda.	55.00000	55.00000	55.00000	(340,401)	(174,794)	(313,239)
Cencosud Retail S.A.	0.00039	0.04435	0.04029	39,914	46,229	44,704
Jumbo Retail Argentina S.A.	0.07700	38.68320	38.63952	3,002,758	10,613,039	10,435,641
Cencosud Argentina S.A. (*)	0.08302	0.08302	0.03704	57,955	64,782	16,266
Total				2,850,515	10,559,256	10,220,151

(*)	Inversiones Jumbo S.A. in 2010

24	Income

The breakdown of ordinary income is as follows:

	For the year ended December 31,
Income by nature	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Sale of goods	8,687,331,819	7,195,684,554	5,911,410,443
Services rendered (xx)	263,564,458	220,226,796	185,125,797
Commission(*)	26,677,422	26,447,796	5,776,404
Interests income	171,503,408	162,447,227	134,660,964

Total	9,149,077,107	7,604,806,373	6,236,973,608

(*)	Includes revenues from insurance brokerage, travel agencies, family entertainment centers and customer loyalty program.
(xx)	Includes lease revenues from Shopping Centers

25	Breakdown of significant results

The items by function from the Statements of Income are described as follows in 25.1, 25.2 y 25.3.

Expenses by nature of integral income by function	For the year ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Cost of sales	6,547,831,773	5,434,916,638	4,457,228,589
Distribution cost	20,233,594	15,017,899	11,362,548
Administrative expenses	1,925,414,111	1,513,955,378	1,237,915,795
Other expenses by function (*)	156,173,759	140,400,227	121,795,565

Total	8,649,653,237	7,104,290,142	5,828,302,497

(*)	Mainly includes marketing expenses.

25.1	Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the year ended December 31,
Expenses by nature	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Cost of goods sold	6,318,469,948	5,242,789,902	4,358,061,295
Other cost of sales	229,361,825	192,126,736	99,167,294
Personnel expenses	1,157,677,464	903,313,471	733,528,788
Depreciation and amortization	141,450,398	120,174,307	102,310,024
Distribution cost	20,233,594	15,017,899	11,362,548
Other expenses by function (*)	176,173,759	140,400,227	121,795,565
Utilities and other store related expenses	100,303,114	82,692,345	64,119,803
Cleaning	53,155,225	43,266,099	36,250,910
Safety and security	53,810,657	42,915,213	36,186,680
Maintenance	66,987,807	52,649,260	48,809,804
Professional fees	50,665,506	34,812,393	28,725,745
Bags for Customers	30,788,372	27,299,462	22,317,738
Credit card commission	77,472,181	63,895,227	50,893,762
lease	153,089,337	121,693,558	96,127,412
Other	40,014,050	21,244,043	18,645,129

Total	8,669,653,237	7,104,290,142	5,828,302,497

(*)	Includes ThCh$ 20,000,000 of litigation provisioning.

25.2	Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the year ended December 31,
Personnel expenses	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Salaries	916,346,146	711,107,739	571,405,278
Short—term employee benefits	218,779,750	172,828,409	144,142,289
Termination benefits	22,551,568	19,377,323	17,981,221

Total	1,157,677,464	903,313,471	733,528,788

25.3	Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

	For the year ended December 31,
Depreciation and amortization	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Depreciation	131,470,020	108,824,680	93,138,248
Amortization	9,980,378	11,349,627	9,171,776

Total	141,450,398	120,174,307	102,310,024

25.4	Other gains (losses)

	For the year ended December 31,
Other gains (loss)	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Compulsory fluctuation PUT option—Group Wong	—	—	15,508,330
Earthquake damage recovered (net)	—	—	(4,865,149)
Sales of Property, plant and equipment	7,184,649	—	—
UBS Call Option	(16,258,777)	(18,768,191)	—
Recovery of taxes paid in previous year	8,701,786	—	—
Commission under operational agreement	—	4,223,587	—
Other Net Gains and Losses	1,704,773	1,886,016	128,802

Total	1,332,431	(12,658,588)	10,771,983

As a result of the earthquake that impacted south central Chile on February 27, 2010, there was major damage primarily to Santa Isabel stores in the cities of Concepción, Talcahuano, Coronel and San Pedro de la Paz. The Company had insurance coverage for damages resulting from the earthquake itself as well as damage caused by third parties.

25.5	Other operating income

	For the year ended December 31,
Other operating income	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Sell Carton & Wraps	2,983,358	5,664,678	3,147,232
Recovery of fees	956,947	862,165	707,691
Increase on revaluation of investment properties	98,633,366	72,797,791	37,573,302
Other Income	4,536,399	5,803,243	2,442,759

Total	107,110,070	85,127,877	43,870,984

25.6	Financial results

The following is the financial income detailed for the periods ended:

	For the year ended December 31,
Financial results	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Financial income	8,110,468	10,984,101	16,922,479

Bank loan expenses	(120,611,344)	(68,858,210)	(40,843,313)
Bond debt expenses	(61,010,164)	(57,053,521)	(38,615,726)
Interest on bank loans	(11,487,735)	(7,407,777)	(7,122,461)
Valuation of financial derivatives expenses	(17,912,867)	(10,816,223)	(148,252)

Financial Expenses	(211,022,110)	(144,135,731)	(86,729,752)
Results from UF indexed bonds in Chile	(16,126,911)	(24,867,764)	(15,656,615)
Results from UF indexed Brazil	(9,391,256)	(6,420,766)	—
Results from UF indexed Other	(397,282)

(Losses) gains from indexation	(25,915,449)	(31,288,530)	(15,656,615)
Financial debt IFC-ABN Argentina	(5,468,763)	(5,466,649)	(3,661,821)
Bond debt USA and Peru	(2,276,453)	(6,159,487)	1,151,800
Financial debt Peru	1,121,237	1,750,021	457,243
Financial assets and Financial debt—Colombia	3,944,181

Exchange difference	(2,679,798)	(9,876,115)	(2,052,778)

Financial results total	(231,506,889)	(174,316,275)	(87,516,666)

26	Corporate income tax

The corporate income tax expense amounts to ThCh$ 99,712,474 ThCh$ 90,637,958 and ThCh$ 53,899,979, for the periods according to the following detail:

Expenses (income) due to income tax, current and deferred portions (presentation)	For the year ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Current tax expense	99,712,474	90,637,958	66,116,937
Adjustments to income tax of the prior period		—	—

Total current tax expenses, Net	99,712,474	90,637,958	66,116,937

Deferred tax income (expense) due to taxes arising from the creation and reversal of temporary differences	21,118,918	25,757,361	17,020,596
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	(11,641,324)	3,160,289	(6,307,500)

Total deferred tax expenses, net	9,477,594	28,917,650	10,713,096

Expense due to income tax	109,190,068	119,555,608	76,830,033

Expenses (income) due to income tax, by source (national, foreign) (presentation)	For the year ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Current income tax expense, Net, Foreign	70,950,015	59,211,226	51,198,389
Current income tax expense, Net, Local	28,762,459	31,426,732	14,918,548

Current income tax expense, Net, Total	99,712,474	90,637,958	66,116,937

Deferred income tax expense, Net, Foreign	(15,214,306)	22,814,635	4,650,356
Deferred income tax expense, Net, Local	24,691,900	6,103,015	6,062,740

Deferred income tax expense, Net, Total	9,477,594	28,917,650	10,713,096

Tax Expense	109,190,068	119,555,608	76,830,033

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

Reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate	For the periods
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Income tax expense using the legal rate	76,399,840	84,141,278	65,359,022

Tax effect of rates in other territories	24,183,407	33,575,867	27,423,531
Non-taxable income (non-taxable expenses), net	23,550,467	9,327,074	(7,860,908)
Income effect of non-taxable Equity Value	(1,108,276)	(5,783,010)	(4,972,022)
Price level restatement under tax law	(3,984,056)	(4,606,120)	(3,264,179)
Tax Effect of changes in tax rates	(11,641,323)	3,160,289	3,644,585
Other increase (decrease) in legal tax charge	1,790,009	(259,770)	(3,499,996)

Adjustments to tax expenses using the legal rate, Total	32,790,228	35,414,330	11,471,011

Income tax expense using the effective rate	109,190,068	119,555,608	76,830,033

a)	Tax losses:

The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad. These losses are in countries where they have no time limit and their reversal is estimated as projected future revenues as increasing.

b)	Reversal of asset and liability timing differences:

The reversal of asset and liability timing differences is directly related to the nature of the asset and liability accounts generating these differences. There is no set term for the reversal of timing differences, due to the reversal of some and the origin of others.

c)	Rate of income tax.

The current income tax rate in Chile that affects the company is 17% for the year 2010, 20% for 2011, 18.5% for 2012 and is expected return to 17% for 2013. The rates that affect its foreign subsidiaries are: 35% in Argentina, 33% in Colombia, 30% in Peru and 34% in Brazil.

d)	Deferred taxes not recognized.

The Company has no unrecognized deferred taxes as of the date of these financial statements.

27	Earnings per share

The basic earnings per share is calculated dividing the profits attributable to the Company shareholders among the weighted average of the common shares circulating during the year, excluding any common shares acquired by the Company and held as treasury shares.

	For the year ended December 31,
Basic Earnings per Share	2012	2011	2010
Earnings Attributable to instruments of participation in the net equity of the controlling entity	249,958,615	274,332,941	296,261,227

Available income for common shareholders, basic	249,958,615	274,332,941	296,261,227

Weighted average of share number, basic	2,327,518,639	2,264,103,215	2,264,103,215
Earnings per share, basic	107.4	121.2	130.9

The diluted earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average of common shares that would be issued on the conversion of all dilutive potential ordinary shares are dilutive.

	For the year ended December 31,
Basic Earnings per Share, diluted	2012	2011	2010
Earnings Attributable to instruments of participation in the net equity of the controlling entity	249,958,615	274,332,941	296,261,227
Available income for common shareholders, diluted	249,958,615	274,332,941	296,261,227

Weighted average of share number, diluted	2,350,018,631	2,286,603,215	2,286,603,215
Earnings per share, diluted	106.4	120	129.6

	For the year ended December 31,
Reconciliation of basic and diluted shares	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Weighted average number of shares, basic	2,327,518,639	2,264,103,215	2,264,103,215
Increase in shares from share-based compensation plans	22,500,000	22,500,000	22,500,000

Weighted average number of shares, diluted	2,350,018,639	2,286,603,215	2,286,603,215

28	Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

28.1	Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

28.2	Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the years ended December 31, 2012, 2011 and 2010 in thousands of Chilean pesos, is the following:

Regional information, by segment

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
For the year ended December 31, 2012	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	6,738,170,738	165,462,046	1,063,086,246	886,074,835	282,253,499	14,029,743	9,149,077,107
Cost of sales	(5,060,408,496)	(23,771,461)	(711,500,077)	(644,667,874)	(104,900,726)	(2,583,139)	(6,547,831,773)

Gross Margin	1,677,762,242	141,690,585	351,586,169	241,406,961	177,352,773	11,446,604	2,601,245,334

Other revenues by function	7,104,301	98,897,535	102,797	315,626	99,287	590,524	107,110,070
Sales, general and administrative expenses	(1,374,645,198)	(30,304,365)	(278,043,349)	(221,491,769)	(121,641,423)	(95,695,360)	(2,121,821,464)
Financial expenses and income, net	—	—	—	—	—	(202,911,642)	(202,911,642)
Participation in profit or loss of equity method associates	98,335	5,643,512	—	—	(2,695)	(99,436)	5,639,716
Exchange differences	—	—	—	—	—	(2,679,798)	(2,679,798)
(Losses) from Indexation	—	—	—	—	—	(25,915,449)	(25,915,449)
Other earnings (Losses), net	—	—	—	—	—	1,332,431	1,332,431
Income tax charge	—	—	—	—	—	(109,190,068)	(109,190,068)
Profit attributable to Non controlling interests	—	—	—	—	—	(2,850,515)	(2,850,515)

Profit for the year attributable to controlling shareholders, Total	310,319,680	215,927,267	73,645,617	20,230,818	52,807,942	(425,972,709)	249,958,615

Depreciation and amortization	89,454,327	2,605,979	17,740,121	22,895,958	3,464,356	5,289,657	141,450,398

For the year ended December 31, 2011
Revenues from ordinary activities	5,556,271,353	129,727,271	948,640,802	690,772,399	267,874,237	11,520,311	7,604,806,373
Cost of sales	(4,177,664,040)	(19,448,911)	(647,337,459)	(499,413,266)	(85,631,767)	(5,421,195)	(5,434,916,638)

Gross Margin	1,378,607,313	110,278,360	301,303,343	191,359,133	182,242,470	6,099,116	2,169,889,735

Other revenues by function	7,519,999	76,522,049	184,669	830,854	52,116	18,190	85,127,877
Sales, general and administrative expenses	(1,086,570,417)	(22,144,624)	(234,196,587)	(162,492,264)	(90,876,852)	(73,092,760)	(1,669,373,504)
Financial expenses and income, net	—	—	—	—	—	(133,151,630)	(133,151,630)
Participation in profit or loss of equity method associates	48,108	5,735,280	—	—	—	(4,828)	5,778,560
Exchange differences	—	—	—	—	—	(9,876,115)	(9,876,115)
(Losses) from Indexation	—	—	—	—	—	(31,288,530)	(31,288,530)
Other earnings, net	—	—	—	—	—	(12,658,588)	(12,658,588)
Income tax charge	—	—	—	—	—	(119,555,608)	(119,555,608)
Profit attributable to Non controlling interests	—	—	—	—	—	(10,559,256)	(10,559,256)

Profit for the year attributable to controlling shareholders, Total	299,605,003	170,391,065	67,291,425	29,697,723	91,417,734	(384,070,009)	274,332,941

Depreciation and amortization	76,559,436	2,344,118	16,500,774	17,292,116	2,937,314	4,540,549	120,174,307

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
For the year ended December 31, 2010
Revenues from ordinary activities	4,452,758,880	116,990,741	819,837,864	622,718,876	221,010,287	3,656,960	6,236,973,608
Cost of sales	(3,355,795,513)	(17,857,530)	(561,005,948)	(446,769,009)	(70,457,951)	(5,342,638)	(4,457,228,589)

Gross Margin	1,096,963,367	99,133,211	258,831,916	175,949,867	150,552,336	(1,685,678)	1,779,745,019

Other revenues by function	6,204,329	37,611,082	66,580	(25,251)	2,990	11,254	43,870,984
Sales, general and administrative expenses	(853,854,809)	(21,212,943)	(205,546,213)	(151,340,845)	(76,516,196)	(62,602,902)	(1,371,073,908)
Financial expenses and income, net	—	—	—	—	—	(69,807,273)	(69,807,273)
Participation in profit or loss of equity method associates	51,166	6,818,114	—	—	—	644,719	7,513,999
Exchange differences	—	—	—	—	—	(2,052,778)	(2,052,778)
(Losses) from Indexation	—	—	—	—	—	(15,656,615)	(15,656,615)
Other earnings, net	—	—	—	—	—	10,771,983	10,771,983
Income tax charge	—	—	—	—	—	(76,830,033)	(76,830,033)
Comprehensive income and expenses from minority interests	—	—	—	—	—	(10,220,151)	(10,220,151)

Comprehensive income and expenses, Total	249,364,053	122,349,464	53,352,283	24,583,771	74,039,130	(227,427,474)	296,261,227

Depreciation and amortization	58,346,828	4,299,529	16,435,058	16,211,403	3,231,493	3,785,713	102,310,024

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

28.3	Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the year ended December 31, 2012	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	2,057,975,971	93,090,583	400,374,671	886,074,835	223,726,231	1,125,243	3,662,367,534
Cost of sales	(1,560,271,586)	(8,201,278)	(285,324,555)	(644,667,874)	(83,597,726)	(535,982)	(2,582,599,001)

Gross margin	497,704,385	84,889,305	115,050,116	241,406,961	140,128,505	589,261	1,079,768,533

Argentina
Ordinary income, total	1,751,868,719	65,468,487	619,984,596	—	41,237,795	10,588,737	2,489,148,334
Cost of sales	(1,235,669,100)	(14,498,868)	(394,867,272)	—	(10,786,532)	(1,697,425)	(1,657,519,197)

Gross margin	516,199,619	50,969,619	225,117,324	—	30,451,263	8,891,312	831,629,137

Brazil
Ordinary income, total	2,095,104,021	—	—	—	3,675,547	—	2,098,779,568
Cost of sales	(1,639,791,932)	—	—	—	—	—	(1,639,791,932)

Gross margin	455,312,089	—	—	—	3,675,547	—	458,987,636

Peru
Ordinary income, total	716,623,946	6,902,976	—	—	13,613,926	2,315,763	739,456,611
Cost of sales	(538,231,151)	(1,071,316)	—	—	(10,516,468)	(349,731)	(550,168,666)

Gross margin	178,392,795	5,831,660	—	—	3,097,458	1,966,032	189,287,945

Colombia
Ordinary income, total	116,598,081	—	42,726,979	—	—	—	159,325,060
Cost of sales	(86,444,727)	—	(31,308,250)	—	—	—	(117,752,977)

Gross margin	30,153,354	—	11,418,729	—	—	—	41,572,083

Gross margin by country and segment

For the year ended December 31, 2011	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,826,056,074	64,500,943	367,482,607	690,772,399	222,560,370	(340,328)	3,171,032,065
Cost of sales	(1,392,974,430)	(5,097,011)	(265,945,202)	(499,413,266)	(71,603,835)	(1,679,794)	(2,236,713,538)

Gross margin	433,081,644	59,403,932	101,537,405	191,359,133	150,956,535	(2,020,122)	934,318,527

Argentina
Ordinary income, total	1,553,663,443	59,661,271	541,777,988	—	31,915,370	8,909,899	2,195,927,971
Cost of sales	(1,107,112,515)	(13,577,531)	(352,609,965)	—	(9,346,562)	(2,677,355)	(1,485,323,928)

Gross margin	446,550,928	46,083,740	189,168,023	—	22,568,808	6,232,544	710,604,043

Brazil
Ordinary income, total	1,552,064,331	—	—	—	4,657,306	—	1,556,721,637
Cost of sales	(1,204,385,968)	—	—	—	—	—	(1,204,385,968)

Gross margin	347,678,363	—	—	—	4,657,306	—	352,335,669

Peru
Ordinary income, total	624,487,505	5,565,057	—	—	8,741,190	2,950,742	641,744,494
Cost of sales	(473,191,128)	(774,370)	—	—	(4,681,369)	(1,064,044)	(479,710,911)

Gross margin	151,296,377	4,790,687	—	—	4,059,821	1,886,698	162,033,583

Colombia
Ordinary income, total	—	—	39,380,206	—	—	—	39,380,206
Cost of sales	—	—	(28,782,293)	—	—	—	(28,782,293)

Gross margin	—	—	10,597,913	—	—	—	10,597,913

Gross margin by country and segment

For the year ended December 31, 2010	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,680,021,557	54,851,907	335,727,404	622,718,876	199,727,243	(3,448,810)	2,889,598,177
Cost of sales	(1,280,914,592)	(4,912,996)	(240,655,260)	(446,769,009)	(64,356,481)	(1,420,594)	(2,039,028,932)

Gross margin	399,106,965	49,938,911	95,072,144	175,949,867	135,370,762	(4,869,404)	850,569,245

Argentina
Ordinary income, total	1,370,236,283	53,336,695	451,021,344	—	12,653,841	4,856,657	1,892,104,820
Cost of sales	(990,079,422)	(10,827,267)	(297,025,936)	—	(5,752,227)	(3,157,261)	(1,306,842,113)

Gross margin	380,156,861	42,509,428	153,995,408	—	6,901,614	1,699,396	585,262,707

Brazil
Ordinary income, total	842,901,494	—	—	—	5,776,404	—	848,677,898
Cost of sales	(661,807,973)	—	—	—	—	—	(661,807,973)

Gross margin	181,093,521	—	—	—	5,776,404	—	186,869,925

Peru
Ordinary income, total	559,599,546	8,802,139	—	—	2,852,800	2,249,113	573,503,598
Cost of sales	(422,993,527)	(2,117,268)	—	—	(349,241)	(764,783)	(426,224,819)

Gross margin	136,606,019	6,684,871	—	—	2,503,559	1,484,330	147,278,779

Colombia
Ordinary income, total	—	—	33,089,115	—	—	—	33,089,115
Cost of sales	—	—	(23,324,752)	—	—	—	(23,324,752)

Gross margin	—	—	9,764,363	—	—	—	9,764,363

28.4	Regional information by segment: non-current assets

In thousands of Chilean pesos

Regional information by segment

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2012	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets, non-current	—	—	—	—	—	41,007,224	41,007,224
Other non-financial assets, non-current	—	—	—	—	—	38,268,125	38,268,125
Trade receivables and other receivables, non-current	12,035,470	—	—	—	128,319,182	1,951,509	142,306,161
Equity method investments	925,203	41,335,198	—	—	11,707	—	42,272,108
Intangible assets other than goodwill	138,777,382	—	—	136,427,526	205,608,697	63,698,360	544,511,965
Goodwill	—	—	—	—	—	1,824,972,594	1,824,972,594
Property, plant and equipment	2,039,897,336	171,683,777	437,565,787	270,923,216	8,188,321	49,579,393	2,977,837,830
Investment property	—	1,471,343,789	—	—	—	—	1,471,343,789
Income tax assets, non-current	—	—	—	—	—	4,825,534	4,825,534
Deferred income tax assets	—	—	—	—	—	252,086,839	252,086,839

Total non-current assets	2,191,635,391	1,684,362,764	437,565,787	407,350,742	342,127,907	2,276,389,578	7,339,432,169

At December 31, 2011
Other financial assets, non-current	—	—	—	—	—	46,979,614	46,979,614
Other non-financial assets, non-current	—	—	—	—	—	35,051,959	35,051,959
Trade receivables and other receivables, non-current	32,932,917	—	—	—	158,487,608	3,022,990	194,443,515
Equity method investments	920,899	37,897,834	—	—	11,707	—	38,830,440
Intangible assets other than goodwill	148,458,304	—	—	136,588,518	205,608,697	36,032,274	526,687,793
Goodwill	—	—	—	—	—	1,013,309,102	1,013,309,102
Property, plant and equipment	1,354,465,551	207,931,976	363,238,824	256,996,235	6,103,646	39,792,569	2,228,528,801
Investment property	—	1,310,143,075	—	—	—	—	1,310,143,075
Deferred income tax assets	—	—	—	—	—	164,477,932	164,477,932

Total non-current assets	1,536,777,671	1,555,972,885	363,238,824	393,584,753	370,211,658	1,338,666,440	5,558,452,231

28.5	Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at December 31, 2012	supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other accounts charge you comment	360,516,572	33,329,057	66,128,123	28,921,744	571,164,524	272,846	1,060,332,866
current inventory	590,156,605	—	195,433,976	141,171,004	—	—	926,761,585
Trade accounts payable and other payables	1,311,664,091	57,574,132	228,748,697	230,855,777	59,734,593	13,818,625	1,902,395,915

Regional information by segment Current assets and liabilities at December 31, 2011	supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other accounts charge you comment	289,205,147	31,156,863	62,309,456	23,399,974	523,409,453	387,898	929,868,791
current inventory	445,338,661	—	191,170,085	132,963,705	—	—	769,472,451
Trade accounts payable and other payables	973,002,131	47,328,180	216,553,732	236,929,719	51,072,581	8,898,061	1,533,784,404

28.6	Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2012	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,454,315,307	1,266,718,615	1,397,406,576	895,260,292	1,660,298,803	9,673,999,593
Total liabilities	4,198,663,160	704,020,139	664,303,965	355,619,741	353.180,844	6,275,787,849

At December 31, 2011
Total assets	4,274,998,976	1,373,378,310	1,107,790,625	801,584,506	86,335,385	7,644,087,802
Total liabilities	3,143,408,084	769,041,760	459,793,950	311,404,769	9,832,993	4,693,481,556

28.7	Regional information, including intersegments is as follows:

	For the year ended December 31, 2012
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	6,738,170,738	—	6,738,170,738
Shopping	267,744,739	102,282,693	165,462,046
Home Improvement	1,071,180,346	8,094,100	1,063,086,246
Department stores	886,074,835	—	886,074,835
Financial Services	282,253,499	—	282,253,499
Others	14,029,743	—	14,029,743

TOTAL	9,259,453,900	110,376,793	9,149,077,107

	For the year ended December 31, 2011
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	5,556,271,353	—	5,556,271,353
Shopping	227,979,409	98,252,138	129,727,271
Home Improvement	958,067,011	9,426,209	948,640,802
Department stores	690,772,399	—	690,772,399
Financial Services	267,874,237	—	267,874,237
Others	11,520,311	—	11,520,311

TOTAL	7,712,484,720	107,678,347	7,604,806,373

	For the year ended December 31, 2010
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	4,452,758,880	—	4,452,758,880
Shopping	202,222,376	85,231,635	116,990,741
Home Improvement	826,121,860	6,283,996	819,837,864
Department stores	622,718,876	—	622,718,876
Financial Services	221,010,287	—	221,010,287
Others	3,656,960	—	3,656,960

TOTAL	6,328,489,239	91,515,631	6,236,973,608

28.8	Long-lived assets by country

At December 31, 2012	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	31,802,299	6,458,266	—	—	7,560	38,268,125
Trade receivables and other receivables	118,852,275	11,518,280	9,894,674	2,040,932	—	142,306,161
Equity Method investments	41,346,905	207,360	—	717,843	—	42,272,108
Intangible assets other than goodwill	364,347,068	2,710,169	68,122,032	101,138,070	8,194,626	544,511,965
Goodwill	246,271,648	4,543,137	586,438,275	249,078,613	738,640,921	1,824,972,594
Property Plant and Equipment	1,239,830,418	461,852,383	327,480,746	311,768,451	636,905,832	2,977,837,830
Investment Property	1,076,383,068	233,206,607	—	129,920,885	31,833,229	1,471,343,789
Income tax assets, non-current	3,372,209	749,322	—	—	704,003	4,825,534

Long lived assets—Total	3,122,205,890	721,245,524	991,935,727	794,664,794	1,416,286,171	7,046,338,106

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2011	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	27,641,021	6,900,578	510,360	—	—	35,051,959
Trade receivables and other receivables	176,412,417	12,085,175	4,485,902	1,460,021	—	194,443,515
Equity Method investments	37,909,541	(14,578)	—	935,477	—	38,830,440
Intangible assets other than goodwill	362,292,641	872,095	62,457,143	101,065,914	—	526,687,793
Goodwill	246,378,878	5,614,481	505,459,120	255,856,623	—	1,013,309,102
Property Plant and Equipment	1,132,223,903	521,365,259	244,257,603	278,191,626	52,490,410	2,228,528,801
Investment Property	918,662,623	280,409,706	—	103,780,746	7,290,000	1,310,143,075

Long lived assets—Total	2,901,521,024	827,232,716	817,170,128	741,290,407	59,780,410	5,346,994,685

28.9	Cash Flow by segment:

Regional information by segment Consolidated Segment Flows at December 31, 2012	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	511,615,028	138,682,474	59,899,058	37,800,248	60,778,455	(90,060,644)	718,714,619
Net cash flows from (used in) investing activities	(1,840,668,972)	(169,430,593)	(30,630,553)	(35,053,881)	2,525,737	(42,990,865)	(2,116,249,127)
Net cash flows from (used in) financing activities	1,386,938,449	35,772,502	(21,716,322)	11,406,894	(56,969,377)	133,326,730	1,488,758,876

Regional information by segment Consolidated Segment Flows at December 31, 2011	supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	374,509,930	109,943,585	68,826,418	43,296,869	42,701,507	(71,539,692)	567,738,617
Net cash flows from (used in) investing activities	(244,972,415)	(224,084,865)	(25,845,735)	(131,118,878)	(9,779,253)	12,048,266	(623,752,880)
Net cash flows from (used in) financing activities	(135,666,317)	120,028,668	(44,814,346)	103,481,206	(21,245,979)	67,823,933	89,607,165

28.10	Bank statements Paris:

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2012 and December 31, 2011.

	As of December 31,
Assets	2012	2011
	ThCh$	ThCh$

Current assets
Cash and cash equivalents	23,896,165	14,530,600
Other financial assets, current	—	5,362,015
Trade receivables and other receivables	101,261,110	51,140,152
Current tax assets	585,892	772,072

Total current assets	125,743,167	71,804,839

Non-current assets
Trade receivable and other receivables, non-current	94,451,338	116,352,951
Deceibles from related entities	566,484	132,171
Equity method investment	11,707	11,707
Intangible assets other than goodwill	2,667,657	2,644,991
Property, plant and equipment	1,269,846	2,552,775
Deferred income tax assets	3,463,815	1,687,664

Total non-current assets	102,430,847	123,382,259

Total assets	228,174,014	195,187,098

The accompanying notes are an integral part of these consolidated financial statements.

28.10	Bank statements Paris:

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2012 and December 31, 2011.

	As of December 31,
Net equity and liabilities	2012	2011
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	126,924,707	146,272,803
Trade payables and other payables	4,193,313	2,465,899
Current income tax liabilities	98,070	150,028
Current provision for employee benefits	539,753	4,006,773
Total current liabilities	131,755,843	152,895,503

Non-current liabilities
Other financial liabilities,	57,093,700	10,722,087
Trade accounts payables	631,197	91,119
Deferred income tax liabilities	1,623,259	1,525,641

Total non-current liabilities	59,348,156	12,338,847

Total liabilities	191,103,999	165,234,350

Net equity
Paid-in capital	39,579,421	27,579,421
Retained earnings (accumulated losses)	(2,324,000)	2,183,597
Other reserves	(185,406)	189,730

Net equity attributable to controlling shareholders	37,070,015	29,952,748
Non-controlling interest	—	—

Total net equity	37,070,015	29,952,748

Total net equity and liabilities	228,174,014	195,187,098

The accompanying notes are an integral part of these consolidated financial statements.

28.10	Bank statements Paris:

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2012 and December 31, 2011.

	For the year ended December 31,
Statement of integral income	2012	2011
	ThCh$	ThCh$
Revenues from ordinary activities	36,388,016	39,935,445
Cost of Sales	(4,913,680)	(3,182,445)

Gross Margin	31,474,336	36,753,000
Administrative expenses	(27,328,182)	(24,817,963)
Financial income	120,992	271,119
Financial expenses	(11,487,735)	(9,288,774)
Exchange differences	(9,048)	7,770
Participation in profit or loss of equity method associates	(2,696)	(4,450)

Profit before tax	(7,232,333)	2,920,702
Income tax charge	1,580,324	(357,646)

Profit from ongoing operations	(5,652,009)	2,563,056

Net income	(5,652,009)	2,563,056

The accompanying notes are an integral part of these consolidated financial statements.

29	Restrictions, contingencies, legal proceedings and other matters

•

The subsidiary Cencosud S.A. (Argentina) has counter guaranteed with fixed assets certain guarantee deposits received from concessionaires. The pledged assets are mortgaged real estate with guarantee deposits received for 2012 and 2011 of ThCh$ 3,622,226 and ThCh$ 4,194,354, respectively. (See note 31.2 and 31.3)

•	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of period end. The amounts of these claims are covered by a civil liability insurance policy.

•

A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

•

A class action suit was also filed against the indirectly controlled affiliate G Barbosa Comercial (Brazil) filed by the Retail and Service Establishment Employees Union, Paulo Afonso and the Region based on the alleged violation of the clause in the Collective Bargaining Agreement that prohibits stores in this region from operating on Sundays after 13:00 hours. The request for payment of fines to the union has been confirmed in the first and second instance rulings and today is awaiting the decision on an appeal.

There is no evidence that could support a reasonable estimate of the amount in question, given the extreme difficulty of determining the number of employees allegedly affected by the work schedule at that time.

The contingencies and legal proceedings disclosed above are deemed to be of a remote outcome.

30	Leases

The Company leases installations, land, equipment and other assets under operating lease agreements.

The agreements have diverse durations and expiration periods, renewal rights and indexation clauses, which are mainly related to the inflation rate in the countries where the contracts are held.

30.1	Operating leases.

The Minimum Future Payments of leases, as a Lessee as of December 31, 2012 and 2011 are detailed below:

	As of December 31,
	2012	2011
	ThCh$	ThCh$
Up to one year, Lessees	124,354,758	94,219,664
Between two and up to five years	470,134,378	358,745,605
Over five years	1,155,042,379	938,819,367

Total	1,749,531,515	1,391,784,631

Lease payments and subleases recognized in the statement of income:

	As of December 31,
	2012	2011
	ThCh$	ThCh$
Minimum payments from operational leases	125,765,684	96,026,183
Contingent leases from operational leases	16,479,307	13,403,806

Total	142,244,991	109,429,989

The Minimum Future payments of leases, as a Lessor as of December 31, 2012 and 2011 are detailed below:

	As of December 31,
	2012	2011
	ThCh$	ThCh$
Up to one year, Lessees	113,114,028	95,706,272
Between two and five years	257,755,799	211,386,513
Over five years	68,874,974	42,116,221

Total	439,744,801	349,209,006

The contingent income recognized in the statement of income amounts to ThCh$ 23,996,512 (ThCh$ 18,970,482 as of December 31, 2011).

The Company has no individually significant operating leases, nor are there restrictions on the distribution of dividends or on incurring other leasing contracts or debt. All the contracts are at market values.

30.2	Financial leases

In Other property, plant and equipment are assets acquired under finance leases.

	Balance as of,
	31/12/2012	31/12/2011
Property, plant and equipment, net	ThCh$	ThCh$
Land	15,322,744	8,020,434
Buildings	8,804,193	9,597,715
Information technology equipment	845,667	900,092
fixed installations and accessories	2,630,647	2,605,793
Equipment	8,178,650	7,769,787
Vehicles	960,693	—

Total	36,742,594	28,893,821

The values of the future payments under these leases are as follows:

	31/12/2012
Reconciliation of minimum lease payments lessee financial	Present Value ThCh$	Interest ThCh$	Gross ThCh$
Less than one year	5,453,350	749,024	6,202,374
Between one and five years	10,766,639	2,795,193	13,561,832
More than five years	14,916,686	1,991,329	16,908,015

Total	31,136,675	5,535,546	36,672,221

	31/12/2011
Reconciliation of minimum lease payments lessee financial	Present Value ThCh$	Interest ThCh$	Gross ThCh$
Less than one year	5,059,200	958,887	6,018,087
Between one and five years	11,731,676	2,751,949	14,483,625
More than five years	8,235,226	1,991,329	10,226,555

Total	25,026,102	5,702,165	30,728,267

31	Guarantees with third parties

The detail of the guarantees obtained is the following:

31.1	Guarantees received by project.

The amounts detailed below are related to off statements of financial position arrangement.

	As of December 31,
Grantor of the guarantee	2012	2011
	ThCh$	ThCh$
Constructora INALCO S.A.	167,147	—
Constructora Trebol Ltda.	105,136	—
Salfa Construcción S.A.	318,932	1,308,846
Ascensores OTIS Chile Ltda.	50,308	—
Constructora Cruzat S.A.	66,030	—
Traancura Ing. Constr. Ltda.	98,829	—
Constructora Cuevas y Purcell S.A.	1,094,558	799,685
Desarrollo Constructivos Axis S.A.	—	200,853
Socovesa Ingenieria y Construccion S.A.	—	114,688
Empresa Constructora D L P Ltda.	—	128,539
Ready Mix S.A.	—	—
Other Guarantees obtained for work completion	206,080	171,793

Total guarantees obtained for work completion	2,107,020	2,724,404
Guarantees received for store leases	8,214,781	4,473,539

Total guarantees obtained	10,321,801	7,197,943

31.2	Direct guarantees

	Debtor			Committed Assets
Guarantee creditor	Name	Relation	Guarantee type	Type	Book value 2012	Book value 2011
					ThCh$	ThCh$
Concesionarios	Cencosud S.A Argentina	Subsidiary	Mortgage	Property, plant and equipment	3,622,226	4,194,354

Total property, plant and equipment					3,622,226	4,194,354

31.3 Debt Balance from Direct Guarantees

	Debtor
Guarantee creditor	Name	Relation	Guarantee type	Book value 2012	Book value 2011
				ThCh$	ThCh$
Concesionarios	Cencosud S.A Argentina	Subsidiary	Mortgage	3,622,226	4,194,354

Total property, plant and equipment				3,622,226	4,194,354

32	Personnel distribution

The distribution of personnel of the Company is the following:

	As of December 31, 2012
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	16	681	415	1,112	1,038
Subsidiaries in Chile—Argentina Brazil—Peru—Colombia	1,068	14,574	141,213	156,855	141,637

Total	1,084	15,255	141,628	157,967	142,675

	As of December 31, 2011
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	14	426	387	827	827
Subsidiaries in Chile—Argentina—Brazil—Peru—Colombia	783	5,275	124,620	130,678	127,202

Total	797	5,701	125,007	131,505	128,029

33	Stock options

As of December 31, 2012, the Company has a share-based compensation plan for executives of Cencosud S.A. and Affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives	Stock options granted to key executives

Nature of the arrangement	Years of service plan	Performance incentive
Date of grant	1/1/2010	1/1/2010
Number of instruments granted	8,392,143 shares	16,607,857 shares
Exercise price	Ch$ 1,750	Ch$ 1,750
Share price at granted date	Ch$ 1,766.8	Ch$ 1,766.8
Vesting	3.3	3.3
Condition

a)       As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship.

b)      From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion.

		The investing condition requires that EBITDA for the year ended December 31, 2012 (meaning the Consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes and excluding the variation of adjustment unit and change by revaluation of investment properties) increase 100% or more based on the EBITDA for the year ended December 31, 2009 (amounting to ThCh$ 403,210,000. EBITDA is calculated based only on the businesses that the Company has or operates as of signing date of the stock options contract and excludes any acquisition (such as purchase, merger, or other similar transaction) made by the Company. The Board has approved a change to the performance incentive plan, as is described below.

Settlement	Shares	Shares
Data used in the options pricing model:

Weighted average price of shanes used	Ch$ 1,766.8	Ch$ 1,766.8
Exercise price	Ch$ 1,750	Ch$ 1,750
Expected volatility	16.0%	16.0%
Expected term at grant day (in years)	3.3	3.3
Risk free interest rate	4.7%	4.7%
Expected dividends (dividends yield)	0%	0%
Anticipated % of executives leaving the plan (at grant date)	10%	10%
Fair value of the option at the grant date	Ch$ 331.87	Ch$ 331.87

	Numbers of shares
Stock options granted to key executives	2012	2011
1) Outstanding as of the beginning of the period	22,717,830	23,412,830
2) Granted during the period	303,250	735,000
3) Forfeited during the period	(4,577,288)	(1,430,000)
4) Exercised during the period	—	—
5) Expired at the end of the period	—	—
6) Outstanding at the end of the period	18,443,792	22,717,830
7) Vested and expected to vest at the end of the period	18,443,792	22,717,830
8) Eligible for exercise at the end of the period	250	271

Stock options—Impact in P&L	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Impact in the income statement	2,297,559	2,297,562	2,297,562

The Board has approved a change to the performance incentive plan, changing the condition of exercise in accordance with the EBITDA increase percentage actually achieved. It was also agreed to postpone the deadline for exercising the stock option plans until April 22, 2013.

Additionally, the Board delegated to its Chairman the possibility of providing additional options to the aforementioned performance incentive plan to certain key executives under the condition that they not exceed the limit of number of shares approved by the Shareholders dated April 25, 2008 for this purposes.

At the end of each reporting period, the Company revises its estimates of the number of options that can be exercised. The estimated number of options to be exercised is 18,443,792 and 22,717,830 shares at December 31, 2012 and December 31, 2011, respectively.

A new compensation plan proposal based on options to purchase shares was presented to the board of Directors. This proposal is expected to be approved during the first quarter of 2013. The shares that will be used for this new plan are shares reserved for incentive programs for executives coming from the capital increases approved by the Shareholders Meeting dated April 29, 2011 and November 20, 2012

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

34	Environmental matters

As of December 31, 2012 and 2011, the Company has not made disbursements related to the protection of the environment, and there are no future commitments with regards to this matter.

35	Subsequent events

Issuance of Shares:

On February 4, 2013, the Superintendency of Securities and Insurance registered in the Securities Registry under rule No. 970, the issuance of 332,987,717 shares of a single series and no nominal value, for a total of Ch$835 billion. The deadline for the issuance, subscription and payment of these actions is 3 years from the date of November 20, 2012, except that part which will go to a compensation plan for employees of the Company and its subsidiaries, which is up to 33,298,771 shares, for which the deadline for subscription to them and paying them will be 5 years from that date.

The funds obtained from this share issuance will be used to prepay all or part of the unpaid balance of short-term debt undertaken on October 17, 2012 with JP Morgan Chase Bank (Bridge Loan Agreement) by the Company upon purchasing Carrefour’s operations in Colombia, despite to other uses that the Board may decide to do considering the needs of the Company.

The part of this issuance that is not intended for the workers’ compensation plan of the Company and its subsidiaries provides preference to the shareholders of the Company, entitled to subscribe to 0.1195359425 new shares for each share they own registered in the shareholders registry at midnight on February 6, 2013. These shares will be offered at a price of Ch$2,600 per share, and must be paid upon subscription of the shares in cash, cashier’s check or electronic funds transfer, in Chilean pesos, the currency of the Republic of Chile.

Shareholders entitled to subscribe for the shares or options assignees must state in writing to the issuing Company of its intention to subscribe them, within 30 days from the start date of the option, ie between February 12, 2013 to March 14, 2013, provided that foregoes this right if anything expressed within that period.

On April 24, 2013 the Supreme Court of Chile ruled on the ongoing class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Protection Agency, or “SERNAC”), against the company “Cencosud Administradora de Tarjetas SA”, filed in December 2006.

The non-appealable final judgment requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest.

Cencosud has begun the process of quantifying the final amount which preliminary amounts to ThCh$20,000,000. This estimation should be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court. The preliminary estimated amount is shown in Note 19 “Provisions and other liabilities”.

Between the date of issuance of these consolidated financial statements and the date at which the consolidated financial statements were available to be issued, there are no other events that may significantly affect the consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cencosud S.A.

/s/ Daniel Rodriguez
Name:	Daniel Rodriguez
Title:	Chief Executive Officer

Date: May 7, 2013