Form 20-F
period 2013-12-31
Cencosud S.A.
filed 2014-04-30
CIK 1544856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2013

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

Av. Kennedy 9001, Piso 6

Las Condes, Santiago, Chile

+56 (2) 2959-0000

(Address of principal executive offices)

Maria Soledad Fernández / Natalia Nacif / Ignacio Reyes

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

None

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2013: 2,828,723,963 Common Shares, no par value

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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

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

i

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

References to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean consumer price index during the prior calendar month. As of December 31, 2013, UF1.00 was equivalent to U.S.$44.43 and Ch$23,309.56, in each case based on the observed exchange rates reported by the Central Bank of Chile.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. Unless otherwise indicated, the exchange rate used in converting Chilean pesos into U.S. dollars for amounts presented is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (the “Chilean Central Bank”) for December 31, 2013, which was Ch$524.61 per U.S.$1.00. The rates reported by the Chilean Central Bank for December 31, 2012 and December 31, 2011 are based upon the observed exchange rate published by the Chilean Central Bank on the first business day following the respective period. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Financial Statements

The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”), which we refer to in this annual report as our “Audited Consolidated Financial Statements.” Our date of adoption of IFRS was January 1, 2010.

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

Unless otherwise noted, the financial data presented herein as of and for the years ended December 31, 2013, 2012 and 2011 is stated in Chilean pesos, our functional and reporting currency.

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

The financial statements as of and for the year ended December 31, 2013 presented in this Form 20-F differ from the local financial statements as of and for the year ended December 31, 2013 published in Chile on March 28, 2014, and furnished to the SEC on Form 6K on March 31, 2014, due to the inclusion in this report of a Ch$ 20,000 million lawsuit provision related to the April 24, 2013 ruling from the Chilean Supreme Court on the class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Service) against Cencosud Administradora de Tarjetas S.A. (“CAT”). For further information on this matter, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” in this report.

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

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Year ended December 31,
	2013	2013	2012	2011	2010	2009
	(in millions of U.S.$)		(in millions of Ch$)
Profit attributable to controlling shareholders	476	249,930	249,959	274,333	296,261	243,597
Profit attributable to non-controlling shareholders	—	(166)	2,851	10,559	10,220	3,948
Net Income	476	249,765	252,809	284,892	306,481	247,546
Financial expense (net)	482	(252,830)	(202,912)	(133,152)	(69,807)	(89,592)
Income tax charge	183	(96,158)	(100,488)	(119,556)	(76,830)	(53,900)
EBIT	1,141	598,753	556,209	537,599	453,119	391,038
Depreciation and amortization	(360)	(189,038)	(141,450)	(120,174)	(102,310)	(101,533)
EBITDA	1,502	787,790	697,659	657,774	555,429	492,571
Exchange differences	66	(34,723)	(2,680)	(9,876)	(2,053)	(4,424)
Increase on revaluation of investment properties(1)	181	95,110	98,633	72,798	37,573	5,061
Losses from indexation	40	(20,960)	(25,915)	(31,289)	(15,657)	12,957
Adjusted EBITDA	1,427	748,363	627,621	626,141	535,565	478,976
As a % of revenues
Profit (loss)	2.4%	2.4%	2.8%	3.7%	4.9%	4.4%
Financial income (expenses)	(2.4%)	(2.4%)	(2.2%)	(1.8%)	(1.1%)	(1.6%)
Income tax charge	(0.9%)	(0.9%)	(1.1%)	(1.6%)	(1.2%)	(1.0%)
EBIT	5.8%	5.8%	6.1%	7.1%	7.3%	7.0%
Depreciation and amortization	(1.8%)	(1.8%)	(1.5%)	(1.6%)	(1.6%)	(1.8%)
EBITDA	7.6%	7.6%	7.6%	8.6%	8.9%	8.9%
Exchange differences	(0.3%)	(0.3%)	(0.0%)	(0.1%)	(0.0%)	(0.1%)
Increase on revaluation of investment properties(1)	(0.9%)	(0.9%)	1.1%	1.0%	0.6%	0.1%
Losses from indexation	(0.2%)	(0.2%)	(0.3%)	(0.4%)	(0.3%)	0.2%
Adjusted EBITDA	7.2%	7.2%	6.9%	8.2%	8.6%	8.6%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA per business segment is included below:

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total
	Year ended December 31, 2013 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	288,254	249,226	80,042	24,754	97,194	(489,400)	249,930
Profit attributable to non-controlling shareholders	—	—	—	—	—	(166)	(166)
Net Income	288,254	249,086	80,042	24,754	97,194	(489,565)	249,765
Financial Expense (net)	—	—	—	—	—	(252,830)	(252,830)
Income tax charge	—	—	—	—	—	(96,158)	(96,158)
EBIT	288,921	248,557	80,042	24,754	97,194	(140,577)	598,753
Depreciation and amortization	(130,205)	(3,950)	(19,481)	(24,610)	(4,238)	(6,554)	(189,038)
EBITDA	418,459	253,036	99,523	49,364	121,432	(154,024)	787,790
Exchange differences	—	—	—	—	—	(34,723)	(34,723)
Increase on revaluation of investment properties(1)	—	95,110	—	—	—	—	95,110
Losses from indexation	—	—	—	—	—	(20,960)	(20,960)
Adjusted EBITDA	418,459	157,926	99,523	49,364	121,432	(98,341)	748,363
As a % of revenues	5.5%	76.9%	8.5%	5.1%	42.1%	(550.6%)	7.0%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

v

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other(2)	Consolidated total
	Year ended December 31, 2012 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	314,538	222,701	73,646	20,231	57,362	(438,520)	249,959
Profit attributable to non-controlling shareholders	—	—	—	—	—	2,851	2,851
Net Income	314,538	222,701	73,646	20,231	57,362	(435,664)	252,809
Financial Expense (net)	—	—	—	—	—	(202,912)	(202,912)
Income tax charge	—	—	—	—	—	(100,488)	(100,488)
EBIT	314,538	222,701	73,646	20,231	57,362	(132,269)	556,209
Depreciation and amortization	(89,425)	(2,636)	(17,740)	(22,896)	(3,464)	(5,290)	(141,450)
EBITDA	403,963	225,337	91,386	43,127	60,826	(126,979)	697,659
Exchange differences	—	—	—	—	—	(2,680)	(2,680)
Increase on revaluation of investment properties(1)	—	98,633	—	—	—	—	98,633
Losses from indexation	—	—	—	—	—	(25,915)	(25,915)
Adjusted EBITDA	403,963	126,704	91,386	43,127	60,826	(98,384)	627,622
As a % of revenues	6.0%	73.6%	8.6%	4.9%	21.6%	(818.4%)	6.9%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total
	Year ended December 31, 2011 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	299,605	170,391	67,291	29,698	91,418	(384,070)	274,333
Profit attributable to non-controlling shareholders	—	—	—	—	—	10,559	10,559
Net Income	299,605	170,391	67,291	29,698	91,418	(373,511)	284,892
Financial Expense (net)	—	—	—	—	—	(133,152)	(133,152)
Income tax charge	—	—	—	—	—	(119,556)	(119,556)
EBIT	299,605	170,391	67,291	29,698	91,418	(120,804)	537,599
Depreciation and amortization	(76,559)	(2,344)	(16,501)	(17,292)	(2,937)	(4,541)	(120,174)
EBITDA	376,164	172,735	83,792	46,990	94,355	(116,263)	657,774
Exchange differences	—	—	—	—	—	(9,876)	(9,876)
Increase on revaluation of investment properties(1)	—	72,798	—	—	—	—	72,798
Losses from indexation	—	—	—	—	—	(31,289)	(31,289)
Adjusted EBITDA	376,164	99,937	83,792	46,990	94,355	(75,097)	626,141
As a % of revenues	6.8%	77.0%	8.8%	6.8%	35.2%	(651.9%)	8.2%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total
	Year ended December 31, 2010 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	249,364	122,349	53,352	24,584	74,039	(227,427)	296,261
Profit attributable to non-controlling shareholders	—	—	—	—	—	10,220	10,220
Net Income	249,364	122,349	53,352	24,584	74,039	(217,207)	306,481
Financial Expense (net)	—	—	—	—	—	(69,807)	(69,807)
Income tax charge	—	—	—	—	—	(76,830)	(76,830)
EBIT	249,364	122,349	53,352	24,584	74,039	(70,570)	453,119
Depreciation and amortization	(58,347)	(4,300)	(16,435)	(16,211)	(3,231)	(3,786)	(102,310)
EBITDA	307,711	126,649	69,787	40,795	77,271	(66,784)	555,429
Exchange differences	—	—	—	—	—	(2,053)	(2,053)
Increase on revaluation of investment properties(1)	—	37,573	—	—	—	—	37,573
Losses from indexation	—	—	—	—	—	(15,657)	(15,657)
Adjusted EBITDA	307,711	89,076	69,787	40,795	77,271	(49,075)	535,565
As a % of revenues	6.9%	76.1%	8.5%	6.6%	35.0%	(1,342.0%)	8.6%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total
	Year ended December 31, 2009 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	198,863	73,395	33,008	(6,601)	67,093	(122,162)	243,597
Profit attributable to non-controlling shareholders	—	—	—	—	—	3,949	3,949
Net Income	198,863	73,395	33,008	(6,601)	67,093	(118,213)	247,546
Financial Expense (net)	—	—	—	—	—	(89,592)	(89,592)
Income tax charge	—	—	—	—	—	(53,900)	(53,900)
EBIT	198,863	73,395	33,008	(6,601)	67,093	25,279	391,038
Depreciation and amortization	(53,981)	(9,025)	(15,937)	(17,991)	(1,049)	(3,550)	(101,533)
EBITDA	252,843	82,420	48,945	11,390	68,143	28,829	492,571
Exchange differences	—	—	—	—	—	(4,424)	(4,424)
Increase on revaluation of investment properties(1)	—	5,061	—	—	—	—	5,061
Losses from indexation	—	—	—	—	—	12,957	12,957
Adjusted EBITDA	252,843	77,360	48,945	11,390	68,143	20,295	478,976
As a % of revenues	6.3%	71.5%	7.3%	2.2%	26.1%	1,449%	8.6%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

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

As used herein, the term “same-store sales” reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2012 and operated throughout the last six months of 2012, (i) our “same-store sales” data would include the sales of that store for the last six months of 2012 and the last six months of 2013 and (ii) we would account for the sales of the new store during the first six months of 2013 as sales from a newly opened store. Our calculations of same-store sales data may differ from same-store sales calculations of other retailers. Unless otherwise noted, we have presented calculations of same-store sales in nominal local currency.

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

Other Information

We conduct our supermarket operations primarily through the following trade names: Bretas, Disco, Gbarbosa, Jumbo, Metro, Perini, Prezunic, Santa Isabel, Vea and Wong.

According to the ASACH, “hypermarkets” are defined as retail stores with more than 10,000 square meters of selling space, offering more than 25,000 products and having more than 40 cashiers. ASACH defines “supermarkets” as retail stores having up to 6,000 square meters of selling space, between 400 and 10,000 products and ten to 25 cashiers. We consolidate the results of our supermarkets and hypermarkets under our “supermarkets” segment. Therefore, unless otherwise noted, our discussions of “supermarkets” in this annual report include our Santa Isabel supermarkets and Jumbo hypermarkets and supermarkets in Chile; Disco and Super Vea supermarkets and Jumbo hypermarkets and supermarkets in Argentina; Bretas, GBarbosa, Mercantil Rodrigues, Perini and Prezunic supermarkets in Brazil; Wong and Metro supermarkets and hypermarkets in Peru, and Jumbo and Metro supermarkets in Colombia.

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

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this annual report include: Jumbo®, Jumbo Más®, Easy®, Más Easy®, Santa Isabel®, Disco®, Vea®, Super Vea®, Blaisten®, Johnson®, Paris®, Más Paris®, Paris Corredores de Seguros®, Banco Paris®, Circulo Más®, Wong®, Metro®, GBarbosa®, Perini®, Bretas®, Nectar® , which is replaced by the brand Cencosud Puntos® as our loyalty program as of March 31, 2014 in Chile) , Tarjeta Cencosud®, Banco Cencosud®, Costaner Center®, Vive Chevere® and Prezunic®, each of which may be registered or trademarked in any of Argentina, Brazil, Chile, Colombia, Peru or other jurisdictions. Solely for convenience, we may refer to our trademarks, service marks and trade names in this annual report without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights to our trademarks, service marks and trade names. Each trademark, trade name or service mark of any other company appearing in this annual report is, to our knowledge, owned by such other company.

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

The financial information as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011has been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report, and the financial information as of and for the years ended December 31, 2011, 2010 and 2009 has been derived from our audited financial statements not included in this annual report, all of which have been audited by PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada, an independent registered public accounting firm. We maintain our books and records in Chilean pesos and prepare consolidated financial statements in accordance with IFRS. Our date of adoption of IFRS was January 1, 2010. The following financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements included elsewhere in this annual report.

Unless otherwise noted, U.S. dollar amounts have been translated from Chilean pesos based on the dólar observado, or observed exchange rate of Ch$524.61 per U.S.$1.00 as of December 31, 2013, as reported by the Chilean Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

In our opinion, the summary consolidated financial data presented in the tables below includes all adjustments necessary to present fairly in all material respects our financial condition and results of operations at the dates and the periods presented. The results of operations presented below are not necessarily indicative of future performance.

	Year ended December 31,
Income statement data:	2013	2013	2012	2011	2010	2009
	(in millions of U.S.$)	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	14,643	7,682,064	6,733,610	5,556,271	4,452,759	4,006,366
Home improvement stores	2,243	1,176,890	1,063,086	948,641	819,838	671,517
Department stores	1,850	970,360	886,075	690,772	622,719	516,537
Shopping Centers	391	205,332	172,104	129,727	116,991	108,168
Financial Services	550	288,533	282,180	267,874	221,010	261,257
Other(1)	34	17,861	12,022	11,520	3,657	1,401
Total revenues from ordinary activities	19,712	10,341,040	9,149,077	7,604,806	6,236,974	5,565,246

	Year ended December 31,
Income statement data:	2013	2013	2012	2011	2010	2009
	(in millions of U.S.$)	(in millions of Ch$)
Cost of sales:
Supermarkets	(10,999)	(5,770,068)	(5,057,477)	(4,177,664)	(3,355,796)	(3,054,483)
Home improvement stores	(1,501)	(787,402)	(711,500)	(647,337)	(561,006)	(470,167)
Department stores	(1,337)	(701,530)	(644,668)	(499,413)	(446,769)	(380,569)
Shopping Centers	(44)	(23,341)	(27,213)	(19,449)	(17,858)	(22,409)
Financial Services	(163)	(85,755)	(104,680)	(85,632)	(70,458)	(128,910)
Other (1)	(7)	(3,453)	(2,294)	(5,421)	(5,343)	(3,611)
Total cost of sales	(14,051)	(7,371,549)	(6,547,832)	(5,434,917)	(4,457,229)	(4,060,148)
Gross margin:
Supermarkets	3,645	1,911,996	1,676,133	1,378,607	1,096,963	951,883
Home improvement stores	742	389,487	351,586	301,303	258,832	201,351
Department stores	512	268,830	241,407	191,359	175,950	135,968
Shopping Centers	347	181,991	144,891	110,278	99,133	85,759
Financial Services	387	202,778	177,501	182,242	150,552	132,348
Other(1)	27	14,408	9,728	6,099	(1,686)	(2,211)
Total gross margin	5,660	2,969,491	2,601,245	2,169,890	1,779,745	1,505,098
Administrative expenses, distribution costs and other expenses	(4,690)	(2,460,441)	(2,121,821)	(1,669,374)	(1,371,074)	(1,204,735)
Other revenues by function	207	108,714	107,110	85,128	43,871	7,571
Participation in earnings of associates	20	10,289	5,640	5,779	7,514	4,574
Financial income	11	5,855	8,110	10,984	16,922	3,830
Financial expenses	(493)	(258,685)	(211,022)	(144,136)	(86,730)	(93,422)
Other earnings	50	26,382	(7,369)	(12,659)	10,772	69,997
Exchange differences	(66)	(34,723)	(2,680)	(9,876)	(2,053)	(4,424)
Losses from indexation	(40)	(20,960)	(25,915)	(31,289)	(15,657)	12,957
Income (loss) before taxes	659	345,923	353,297	404,448	383,311	301,446
Income tax charge	(183)	(96,158)	(100,488)	(119,556)	(76,830)	(53,900)
Net income	476	249,765	252,809	284,892	306,481	247,546
Profit attributable to non-controlling shareholders	(0)	(166)	2,851	10,559	10,220	3,948
Profit attributable to controlling shareholders	476	249,930	249,959	274,333	296,261	243,597

Net earnings attributable to shareholders per share:
Basic(2)	0.17	90.50	107.40	121.17	130.85	111.1
Diluted(2)	0.17	89.80	106.40	119.97	129.56	111.1
Capital Stock	4,425	2,321,380	1,551,811	927,804	927,804	927,804
Number of Shares
Total number of Shares	2,828,723,963	2,828,723,963	2,507,103,215	2,264,103,215	2,264,103,215	2,264,103,215
Dividends per share:
Basic(2)	0.0402	21.09	22.88	34.66	24.26	22.22
Diluted(2)	0.0398	20.93	22.66	34.66	24.26	22.22

(1)	Includes the results of our Aventura entertainment centers, our loyalty programs and corporate back-office operations. See “Item 4. Information on the Company—B. Business Overview—Our Company.”
(2)	In U.S. dollars U.S. dollars and Chilean pesos.

In November 2012, we completed the acquisition of Carrefour’s supermarket operations in Colombia See “Item 4. Information on the Company—A. History and Development of the Company—History.”

	As of December 31,
Balance sheet data:	2013	2013	2012(1)	2011	2010	2009
	(in millions of U.S.$)	(in millions of Ch$)
Total current assets	4,640.6	2,434,485	2,316,812	2,085,636	1,582,309	1,430,778
Property, plant, equipment and investment property net	8,902.6	4,960,433	4,605,872	3,538,672	2,913,644	2,715,227
Other assets	5,643.1	2,951,699	2,820,906	2,019,780	1,839,516	1,439,654
Total assets	19,186.1	10,065,234	9,743,590	7,644,088	6,335,469	5,585,659
Total current liabilities	5,583.3	2,951,699	3,336,630	2,331,280	1,919,094	1,553,371

	As of December 31,
Balance sheet data:	2013	2013	2012(1)	2011	2010	2009
Total non-current liabilities	5,436.7	2,852,168	3,008,748	2,362,201	1,726,781	1,553,371
Total liabilities	11,025.1	5,803,867	6,345,378	4,693,482	3,645,876	3,006,532
Non-controlling interest	0.2	100	678	87,750	74,886	76,438
Net equity attributable to controlling shareholders	8,160.8	4,261,267	3,397,534	2,862,856	2,614,707	2,502,778
Total net equity and liabilities	19,186.1	10,065,234	9,743,590	7,644,088	6,335.469	5,585,659

(1)	Assets for the 2012 period were adjusted as goodwill related to the Johnson acquisition was adjusted.

Year ended December 31,
Other financial data:	2013	2013	2012	2011	2010	2009
(in millions of U.S.$) (1)	(in millions of Ch$)(1)
Cash Flow Data
Net cash provided by (used in):
Operating activities	695	364,782	718,715	567,739	407,174	675,653)
Investing activities	(611)	(320,507)	(2,116,249)	(623,753)	-413,676	(430,959)
Financing activities	(204)	(107,029)	1,488,759	89,607	5,086	(243,236)
Other Financial Information
Capital expenditures	(607)	(318,597)	(575,228)	(616,336)	(349,793)	(191,136)
Depreciation and amortization	360	189,038	141,450	(120,174)	(102,310)	101,533
Adjusted EBITDA(2)	1,427	748,363	627,621	626,141	535,565	478,976
Financial Ratios
Gross margin(3)	28.7%	28.7%	28.4%	28.5%	28.5%	27.0%
Net margin(4)	2.4%	2.4%	2.8%	3.7%	4.9%	4.4%
Current ratio(5)	0.85	x	0.85	x	0.77	x	0.88	x	0.92	x	0.92	x

(1)	Except financial ratios.
(2)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.
(3)	Consolidated gross margin divided by consolidated revenues from ordinary activities.
(4)	Consolidated net income divided by consolidated revenues from ordinary activities.
(5)	Consolidated current assets divided by consolidated current liabilities.

	Year ended December 31,
Comprehensive income:	2013	2013	2012	2011	2010	2009
	(in millions of U.S.$)	(in millions of Ch$)
Comprehensive income attributable to controlling shareholders	141,67	94,725	34,002	357,049	201,686	31,079
Comprehensive (loss) income attributable to non-controlling shareholders	(0,32)	(168)	(5,354)	12,865	253	(24,230)
Total comprehensive income	141,35	94,557	28,648	369,913	201,939	6,849

	Year ended December 31,
Operating data:	2013	2012	2011	2010	2009
Number of Stores
Supermarkets:
Chile	224	214	189	163	162
Argentina	290	288	269	256	250
Brazil	221	204	152	130	52
Peru	87	86	74	64	58
Colombia	100	96	0	0	0
Supermarkets subtotal	922	888	684	613	522

	Year ended December 31,
Operating data:	2013		2012		2011	2010	2009
Home Improvement Stores:
Chile	32		31		29	29	25
Argentina	48		47		48	49	46
Colombia	9		4		4	4	2
Home improvement stores subtotal	89		82		81	82	73
Department Stores:
Chile	77		78		35	34	30
Peru	6		0		0	0	0
Department stores subtotal	83		78		35	34	30
Shopping Centers:
Chile	25		43		9	9	8
Argentina	18		18		14	14	13
Peru	3		2		2	2	2
Colombia	2		0		0	0	0
Shopping centers subtotal	48		43		25	25	23
Total	1123		1076		825	754	648

Total Selling Space(1)	(in square meters)
Supermarkets:
Chile	546,236		524,677		463,834	406,555	407,531
Argentina	519,171		522,270		502,682	455,808	443,809
Brazil	596,746		552,764		391,485	332,626	120,608
Peru	259,360		258,762		233,331	209,642	184,659
Colombia	428,469		416,699		0	0	0
Supermarkets subtotal	2,349,981		2,275,172		1,591,332	1,404,631	1,156,608

	Year ended December 31,
Operating data:	2013		2012		2011	2010	2009
Home Improvement Stores:
Chile	307,853		299,806		276,325	273,625	251,144
Argentina	373,490	(2)	369,067	(2)	391,485	392,645	350,666
Colombia	75,732		37,060		35,360	34,309	16,646
Home improvement stores subtotal	757,074		705,933		703,170	700,579	618,456
Department Stores:
Chile	371,891		377,191		272,388	234,489	216,193
Peru	32,222		0		0	0	0
Department stores subtotal	404,113		377,191		272,388	234,489	216,193
Shopping Centers:(3)
Chile	412,418		410,117		282,693	273,983	259,293
Argentina	241,410		241,410		227,396	214,002	208,221
Peru	58,388		41,303		54,750	54,750	54,750
Colombia	14,514		0		0	0	0
Shopping centers subtotal	756,264		692,830		564,839	542,735	522,264
Total	4,237,899		4,051,126		3,131,729	2,882,434	2,513,520

Average Selling Space per Store(4)	(in square meters)
Supermarkets:
Chile	2,439		2,452		2,454	2,494	2,516
Argentina	1,790		1,813		1,869	1,781	1,775
Brazil	2,700		2,710		2,576	2,559	2,319
Peru	2,981		3,009		3,153	3,276	3,184
Colombia	4,285		0		0	0	0
Supermarkets subtotal	2,549		2,562		2,327	2,291	2,216
Home Improvement Stores:
Chile	9,620		9,671		9,528	9,435	10,046
Argentina	7,781		7,852		8,156	7,435	7,623
Colombia	8,415		9,265		8,840	8,577	8,323
Home improvement stores subtotal	8,506		8,609		8,681	8,198	8,472
Department Stores:
Chile	4,830		4,836		7,783	6,897	7,206
Peru	5,370		0		0	0	0
Department stores subtotal	4,869		4,836		7,783	6,897	7,206
Shopping Centers:
Chile	42,987		42,987		31,410	30,443	32,412
Argentina	15,740		15,761		16,243	15,286	16,017
Peru	20,563		16,839		27,375	27,375	27,375
Colombia	28,614		0		0	0	0
Shopping centers subtotal	26,078		25,620		22,594	21,709	22,707

Average Sales per Store(5)	(in millions of Ch$)
Supermarkets:
Chile	9,943		9,617		9,662	10,371	9,933
Argentina	6,162		6,083		5,776	5,352	5,120
Brazil	9,067		10,270		10,211	6,484	10,890
Peru	8,569		8,360		8,439	8,744	9,498
Colombia	9,185		1,189	(6)	0	0	0
Supermarkets subtotal	8,228	(7)	8,356	(7)	8,123	7,276	7,675

	Year ended December 31,
Operating data:	2013		2012		2011	2010	2009
	(in millions of Ch$)
Home Improvement Stores:
Chile	14,022		12,915		12,672	11,577	10,046
Argentina	14,209		13,191		11,287	9,205	7,623
Colombia	9,449	(8)	10,682		9,845	8,272	8,323
Home improvement stores subtotal	13,858		12,964		11,712	9,998	8,472
Department Stores:
Chile	12,413		11,360		19,736	18,315	7,206
Peru	2,430
Department stores subtotal	11,691		11,360		19,736	18,315	7,206

	Year ended December 31,
Operating data:	2013		2012		2011	2010	2009
	(in millions of Ch$)
Shopping Centers:
Chile	11,284		9,309		7,167	6,095	32,412
Argentina	4,620		4,365		4,262	3,810	16,017
Peru	4,852		2,301		2,783	4,401	27,375
Colombia	8,642
Shopping centers subtotal	7,080		5,939		5,189	4,680	22,707

Increase (Decrease) in Same-Store Sales(9)	(%)
Supermarkets:
Chile	1.6%		4.8%		4.7%	5.9%	1.5%
Argentina	17.3%		18.5%		22.5%	25.2%	11.4%
Brazil	-0.5%		0.5%		1.4%	7.1%	(0.9%)
Peru	1.5%		4.2%		6.5%	(2.3%)	(2.5%)
Colombia	-7.4%
Home Improvement Stores:
Chile	6.1%		6.3%		4.9%	23.7%	1.7%
Argentina	30.3%		26.6%		32.3%	27.8%	1.8%
Colombia	0.3%		4.1%		11.8%	(3.6%)	—
Department Stores:
Chile	4.7%		5.3%		5.2%	19.7%	(1.7%)

Sales per Square Meter(10)	(in millions of Ch$)
Supermarkets:
Chile	4.08		3.92		3.94	4.13	3.95
Argentina	3.44		3.35		3.09	3.01	2.88
Brazil	3.36		3.79		4.08	2.53	1.75
Peru	2.87		2.78		2.68	2.67	2.98
Colombia	2.14		0.28	(11)
Supermarkets subtotal	3.52	(12)	3.56	(12)	3.52	3.17	2.95
Home Improvement Stores:
Chile	1.46		1.34		1.33	1.23	1.05
Argentina	1.83		1.68		1.38	1.24	1.14
Colombia	1.04	(13)	1.15		1.11	0.96	0.57
Home improvement stores subtotal	1.62		1.51		1.35	1.22	1.09
Department Stores:
Chile	2.57		2.35		2.54	2.66	2.39
Peru	0.45		0		0	0	0
Department stores subtotal	2.57	(14)	2.35		2.54	2.66	2.39
Shopping Centers:
Chile	0.26		0.22		0.23	0.20	0.20
Argentina	0.29		0.28		0.26	0.25	0.22
Peru	0.24		0.14		0.10	0.16	0.18
Colombia	0.30
Shopping centers subtotal	0.27		0.23		0.23	0.20	0.21
Total number of store employees(15)	154,603		146,424		131,505	126,485	101,392

(1)	In square meters at period end.
(2)	Due to change in criteria for selling space 2012 figures were modified in order to have comparable figures for 2013 and 2012. This new criteria excludes check-out area and aisles.
(3)	Total leasable space for shopping centers does not include selling space occupied by related parties in our shopping centers.

(4)	Total square meters of selling space or leasable space, as applicable, at the fiscal period end divided by the total number of stores or shopping centers, as applicable, at period end.
(5)	Sales for the fiscal period divided by the number of stores or shopping centers, as applicable, at the end of the fiscal period.
(6)	This value takes into consideration only one month of sales for our supermarket operation in Colombia for the 2012 fiscal period.
(7)	This average does not include sales and stores of our Colombian supermarket operations.
(8)	This value does not take into consideration stores opened in Colombia in the month of December 2013.
(9)	Reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2012 and operated throughout the last six months of 2012, (i) “same-store sales” would include the sales of that store for the last six months of 2012 and the last six months of 2013 and (ii) we would consider the sales of the new store during the first six months of 2013 as sales from a newly opened store. Calculated in local currency.
(10)	Sales for the period divided by the square meters of selling space or leasable space, as applicable, at the end of each month during the period.
(11)	Data for sales in Colombia only reflect the operational result for the month of December 2012 as the former operations of Carrefour in the country were consolidated into Cencosud’s financial statements as of November 30, 2012.
(12)	Average sales per square meter exclude sales and selling space for the Colombian supermarket operations.
(13)	Excludes stores opened in December 2013.
(14)	Excludes Paris Peru Stores
(15)	Number of full-time employee equivalents at period end.

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

	Daily observed exchange rate Ch$ per U.S.$
	High(1)	Low(1)	Average(2)	Period end(3)
Year ended December 31,
2009	643.87	491.09	559.15	507.10
2010	549.17	468.01	510.20	468.01
2011	533.74	455.91	483.57	519.20
2012	519.60	469.65	486.58	479.96
2013	533.95	466.50	495.17	524.61
Month end
October 31, 2013	508.58	493.36	500.96	507.64
November 30, 2013	529.64	512.53	520.35	529.64
December 31, 2013	533.95	523.76	529.19	524.61
January 31, 2014	553.84	527.53	538.35	553.84
February 28, 2014	563.32	546.94	554.68	559.38
March 31, 2014	573.24	550.53	563.45	551.18
April 2014 (through April 21, 2014)	557.63	544.96	552.19	557.02

Source: Chilean Central Bank.

(1)	Exchange rates are the actual low and high, on a daily basis for each period.
(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.
(3)	Each year period ends on December 31, and the respective period-end exchange rate is published by the Chilean Central Bank on the first business day of the following year. Each month period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Chilean Central Bank on the first business day of the following month.

Argentina

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ar$1.00 to U.S.$1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. For the last few years the Argentine government has maintained a policy of intervention in foreign exchange markets, conducting periodic transactions for the sale and purchase of U.S. dollars. There is no way to forsee if this could continue in the future. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation as reported by the Central Bank of Argentina. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Daily observed exchange rate Ar$ per U.S.$
	High	Low	Average(1)	Period end
Year ended December 31,
2009	3.854	3.449	3.731	3.800
2010	3.988	3.794	3.913	3.976
2011	4.304	3.972	4.131	4.304
2012	4.917	4.304	4.552	4.917
2013	6.518	4.923	5.479	6.518
Month end
October 31, 2013	5.911	5.800	5.848	5.911
November 30, 2013	6.136	5.922	6.015	6.136
December 31, 2013	6.518	6.155	6.319	6.518
January 31, 2014	8.023	6.543	7.097	8.018
February 28, 2014	8.018	7.764	7.857	7.878
March 31, 2014	8.010	7.866	7.931	8.010
April 2014 (through April 21, 2014)	8.003	8.001	8.001	8.002

Source: Central Bank of Argentina.

(1)	Represents the daily average exchange rate during each of the relevant periods.

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

	Daily observed exchange rate R$ per U.S.$
	High	Low	Average	Period end
Year ended December 31,
2009	2.4218	1.7024	1.9935	1.7412
2010	1.8811	1.6554	1.7607	1.6662
2011	1.9016	1.5345	1.6746	1.8758
2012	2.1121	1.7054	1.9550	2.0435
2013	2.4457	1.9528	2.1605	2.3426
Month end
October 31, 2012	2.2123	2.1611	2.1886	2.2026
November 30, 2012	2.3362	2.2426	2.2954	2.3249
December 31, 2012	2.3817	2.3102	2.3455	2.3426
January 31, 2013	2.4397	2.3335	2.3822	2.4263
February 28, 2013	2.4238	2.3334	2.3837	2.3334
March 31, 2013	2.3649	2.2603	2.3261	2.2630
April 2013 (through April 21, 2013)	2.2811	2.1974	2.2332	2.2449

Source: Central Bank of Brazil.

(1)	Represents the daily average exchange rate during each of the relevant periods.

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

The following table sets forth the Central Bank of Peru’s period-average and period-end buying rates for U.S. dollars for the periods indicated.

	Daily observed exchange rate S/. per U.S.$
	High	Low	Average(1)	Period end
Year ended December 31,
2009	3.2580	2.8510	3.0108	2.8880
2010	2.8800	2.7860	2.8244	2.8080
2011	2.8320	2.6930	2.7537	2.6950
2012	2.7090	2.5490	2.6384	2.5490
2013	2.8190	2.5390	2.7006	2.7940
Month end
October 31, 2012	2.785	2.755	2.768	2.768
November 30, 2012	2.803	2.797	2.800	2.800
December 31, 2012	2.804	2.762	2.784	2.794
January 31, 2013	2.823	2.797	2.808	2.820
February 28, 2013	2.824	2.799	2.812	2.799
March 31, 2013	2.813	2.798	2.806	2.807
April 2013(through April 21, 2013)	2.811	2.774	2.794	2.774

Source: Central Bank of Peru.

(1)	Calculated as the average of the month-end exchange rates during the relevant period.

Colombia

Since September 1999, the Central Bank of Colombia has allowed the Colombian peso to float freely, intervening only when there are steep variations in the Colombian peso’s value relative to the U.S. dollar (referred to as the “representative market rate”) to control volatility. Different mechanisms have been used for this purpose. Currently, the Central Bank is intervening directly by purchasing variable amounts of foreign currency in the exchange markets.

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

	Daily observed exchange rate Col$ per U.S.$
	High	Low	Average(1)	Period end
Year ended December 31,
2009	2,596.37	1,825.68	2,153.30	2,044.23
2010	2,044.23	1,786.20	1,902.50	1,913.98
2011	1,972.76	1,748.41	1,846.97	1,942.70
2012	1,942.70	1,754.89	1,797.65	1,768.23
2013	1,952.11	1,758.45	1,869.10	1,926.83

	Daily observed exchange rate Col$ per U.S.$
	High	Low	Average(1)	Period end
Month end
October 31, 2013	1,908.29	1,879.46	1,885.13	1,884.06
November 30, 2013	1,932.77	1,889.16	1,921.75	1,931.88
December 31, 2013	1,948.48	1,921.22	1,932.96	1,926.83
January 31, 2014	2,013.17	1,924.79	1,957.29	2,008.26
February 28, 2014	2,054.90	2,021.10	2,038.49	2,054.90
March 31, 2014	2,052.51	1,965.32	2,019.71	1,965.32
April 2014 (through April 21, 2013)	1,969.45	1,920.93	1,939.44	1,930.62

Source: Central Bank of Colombia.

(1)	Calculated as the average of the month-end exchange rates during the relevant period.

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

The retail industry in Chile, Argentina, Brazil, Peru and Colombia is characterized by intense competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores varies by location. Competition occurs on the basis of price, location, quality of products and service, product variety and store conditions. We face strong competition from international and domestic operators of supermarkets, home improvement stores, department stores and shopping centers, including Carrefour, Walmart, Falabella and Casino, and providers of financial services, and it is possible that in the future other large international retailers or financial services providers may enter the markets in which we compete, either through joint ventures or directly. Some of our competitors have significantly greater financial resources than we do and could use these resources to take steps that could have a material and adverse effect on us. We also compete with numerous local and regional supermarket and retail store chains, as well as with small, family-owned neighborhood stores, informal markets, and street vendors. See “Item 4. Information on the Company—B. Business Overview—Competition” and “—Industry Overview and Competition.”

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

In recent years, retail sales of food, clothing and home improvement products over the internet have increased significantly in each of the countries in which we operate. Internet retailers are able to sell directly to consumers, diminishing the importance of traditional distribution channels such as supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large sales force. As a result, such internet food retailers are able to offer their products at lower costs than we do and in certain cases are able to bypass retailing intermediaries and deliver particularly high-quality, fresh products to consumers. We believe that our consumers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue. If internet sales continue to grow, consumers’ reliance on traditional distribution channels such as our supermarkets, home improvement stores, department stores and shopping centers could be materially diminished, which could have a material adverse effect on us.

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

We may not be able to successfully execute our growth strategy through acquisitions as done in the past. As a result of the consolidation that has occurred in the retail industry, a significant component of our growth in recent years has occurred through acquisitions. In particular, we acquired various supermarket and department store chains in recent years, including Paris in Chile in 2005, GBarbosa in Brazil in 2007, Wong in Peru in 2008, Perini, Super Familia and Bretas in Brazil in 2010, Cardoso in Brazil and Johnson in Chile in 2011, and Prezunic in Brazil and Carrefour’s supermarket operations in Colombia in 2012. See “Item 4. Information on the Company—A. History and Development of the Company—History.” As noted above, we believe that further consolidation is likely to occur in the industries in which we operate. However, some of our principal competitors are larger than we are and are likely to be better positioned to take advantage of strategic acquisition and consolidation opportunities. We cannot assure you that in the future there will be continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions or that we will be able to compete with our competitors for any future acquisitions. As a result, our growth rate is likely to be significantly lower than it has been in recent years, which may have a material adverse effect on us.

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

Moreover, on December 14, 2011, the Chilean antitrust authority (Fiscalía Nacional Económica, or “FNE”) announced an investigation into anti-competitive practices in the food retail industry. The investigation includes several local operators, including Cencosud, Walmart Chile, SMU and Tottus. In accordance with Chilean regulations, FNE has not disclosed the details of the investigation to the public, but it appears to be focused on private label groceries, fresh poultry and beef. Without additional detail it is difficult to determine the full impact of this investigation. If the FNE concludes that we engaged in anti-competitive practices we could face a maximum sanction of up to U.S.$30 million. We cannot assure you that this investigation, or future investigations, will not result in a material adverse effect on us, including financial and reputational harm.

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

We have historically experienced seasonality in our retail sales in Chile, Argentina, Brazil, Peru and Colombia, principally due to stronger sales during the Christmas and New Year holiday season and during the beginning of each school year in March, and reduced sales during the months of January and February due to the summer holidays. For example, in 2013, 2012, 2011 and 2010, 27.7% 28.5%, 29.3% and 29.8% of our consolidated revenues (excluding the revenues from Banco Paris) were generated during the fourth quarter, respectively. Any economic slowdown, interruption to our business or to the business of our suppliers, or the occurrence of any other circumstance that may impact our business during the first or last quarter of any fiscal year may therefore have a material adverse effect on us.

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

The success of our department stores operations depends largely on factors relating to the stability or increase of consumer spending, especially by members of middle- and low-income socioeconomic groups. Historically, the purchasing power of such groups has been significantly correlated with factors that affect income, such as interest rates, inflation, availability of consumer credit, taxation, employment levels, consumer confidence and salary levels. Therefore, in times of economic downturns, the purchasing power of such groups decreases as their income decreases. In addition, our middle- and low-income customers are likely to consider clothing purchases superfluous during periods of reduced income which would most likely lead to a decrease in demand for our clothing products from this group. Such a decrease in the demand of our middle- and low-income customers coupled with a general decrease in their purchasing power could materially and adversely affect us.

Changes in suppliers’ allowances and promotional incentives could impact profitability and have a material adverse effect on us.

We receive from our suppliers rebates, allowances and promotional incentives that reduce our cost of inventories and related costs of goods sold, improving our gross margins. For example, commercial allowances from suppliers include fees from suppliers for the sale of their products in our stores, supplier rebates and bonuses, supplier promotional allowances and fees, and fees from publicity activities carried out for third parties using our proprietary customer information. For the years ended December 31, 2013, 2012 and 2011, the amount of these allowances and promotional incentives amounted to Ch$2,200 million, Ch$858 million and Ch$697 million, respectively, and were recorded as a reduction to inventory costs and related costs of sales. We cannot assure you that we will be able to obtain a similar level of such fees, rebates, bonuses or allowances in the future. Should any of our key suppliers reduce or otherwise eliminate these arrangements, our profit margin for the affected products could be impacted, which could in turn have a material adverse effect on us.

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

Although not a part of our core business, our credit card and consumer finance operations in Chile, Argentina, Peru and Brazil are a growing segment of our business. We currently bear all of the credit risk associated with our credit cards in Chile, Argentina and Peru. In Brazil, where we operate our credit card through a joint venture with Brazil’s Banco Bradesco, we bear 50% of the credit risk associated with our cards, including defaults in payment and losses with Banco Bradesco bearing the remaining risk. In Colombia we are currently engaged in a joint venture with Colombia´s Banco Colpatria through which we bear 50% of the credit risk associated with issued credit cards. Results of our financial business in Colombia for the year ended December 31, 2013 were included in the Financial Services segment. See “Item 4. Information on the Company—B. Business Overview—Financial Services—Brazil” for additional details related to our joint venture with Banco Bradesco.

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

Further, to boost our retail volume sales, one of our business goals is to promote greater use of our credit cards and other financing activities in Chile, Argentina, Peru, Colombia and Brazil. As a result, our exposure to the credit risk of our cardholders and banking customers is likely to increase in the near future. We cannot assure you that any expansion of our credit card operations (including the assumption of account approval and credit risk by us) or our other lending operations, such as the cash advances and consumer loans we offer to our credit card customers, will not result in an impairment of the credit portfolio of our credit card and banking business in Chile, Argentina and Brazil. Any such impairment would have a material adverse effect on us. See “Item 4. Information on the Company—B. Business Overview—Financial Services” for additional details related to our credit card and consumer loan operations.

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

Our failure to comply with credit card and banking laws and related permit requirements could subject us to investigations, enforcement actions, fines or penalties. For Example, on April 24, 2013, the Supreme Court of Chile ruled on the class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Service, or “SERNAC”), a Chilean government entity, against Cencosud Administradora de Tarjetas S.A. (“CAT”), ordering CAT to reimburse certain cardholders for excess monthly maintenance fees charged since 2006 plus adjustments for inflation and interests, resulting in a payment by us of Ch$17,974 million as of December 31, 2013. We still have a provision for Ch$ 2,026 million for disbursements related to this class action.

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

Our food retail business sources fresh products from local producers, climate changes may affect their ability to produce, and consequently may affect our capacity to offer such products.

There are indicators of a current climate change happening worldwide. Changes in temperatures and precipitation patterns may negatively affect the capacity of certain regions to produce fresh products such as fresh fruits and vegetables and dairy products.

We have a significant focus on perishable products. Sales of perishable products accounted for approximately 36.1%, 36.8% and 30.0% of our total sales in 2013, 2012 and 2011, respectively. As we source part of our fresh products from local producers, such changes in climate could impair or limit our ability to source such products, thus affecting our capacity to offer the full assortment of products that we normally carry. Any such disruption could have a material adverse effect on us.

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

The terms of our financial indebtedness impose, and the terms of our future financial indebtedness may impose, significant operating and other restrictions on us and many of our subsidiaries. The agreements governing our credit facilities and corporate bond issuances contain restrictive covenants and a requirement that we comply with a number of financial “maintenance” covenants, including ratios of total debt to equity, total liabilities to net worth and net financial debt to equity, as well as minimum levels of total assets and unencumbered assets. Our ability to comply with these ratios may be affected by events beyond our control. These restrictions and financial ratios could limit our ability to plan for or react to market conditions, otherwise restrict our activities or business plans and could have a material adverse effect on us, including our ability to finance ongoing operations or strategic investments or to engage in other business activities.

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

A downgrade in our credit rating could materially and adversely affect our obligations under existing credit support commitments and credit facilities.

We have entered into thirteen credit support agreements in connection with derivative transactions with different international and local financial intuitions. Each credit support agreement provides collateral obligations between swap counterparties to mitigate the existing credit risk inherent to operation. If a credit downgrade event occurs, it could result in our having to post additional collateral in connection with a “Margin Call” and us having to pay cash or any other eligible collateral to cover the incurred liabilities at a given valuation date. As of December 31, 2013, notional amounts in cross currency swaps with different counterparties stood at approximately more than USD 1.6 billion.

In addition certain of our bank loans contain a “rating grid” structure. Under such grids, costs of ourcredit facilities could be adjusted depending on our rating. If a credit rating downgrade occurs, there could be an increase in our debt service costs.

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

Our hypermarkets and supermarkets have a significant focus on perishable products. Sales of perishable products accounted for approximately 36.1%, 36.8% and 30.0% of our total sales in 2013, 2012 and 2011, respectively. We rely on various suppliers and vendors to provide and deliver our product inventory on a continuous basis. We could suffer significant perishable product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering systems will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which could have a material adverse effect on us.

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

As of December 31, 2013, approximately 37% of our retail store employees were represented by unions under several collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we have experienced labor strikes in the past and we cannot assure you that labor relations will continue to be positive or that a deterioration in labor relations will not have a material adverse effect on us. See “Item 4. Information on the Company—B. Business Overview” and “Item 6.Directors, Senior Management and Employees—D. Employees.”

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

On April 24 and 25, 2014, we experienced a security breach whereby several company websites were attacked by an organized group of hackers, resulting in certain of those sites being taken offline to remediate the problem. Further, we experienced data breaches at two websites whereby access to our server was obtained and the site was presumably being used as a phishing platform. At this time we are unable to ascertain if client data was successfully extracted from these servers. Moreover, a link with access to a backup of the source code for the website of our banking subsidiary in Chile was made public. Accordingly, we have taken the website offline and are working to mitigate the security breaches discovered. This website will remain offline until the security of client data can be guaranteed. The aforementioned security breaches are currently being remediated, and additional security measures were added to our main transactional websites, including measures to, among other things, block malicious traffic to the sites. None of our transactional websites came offline nor was any breach of client data experienced as a result of hacker action against them. However, these events, as well as future security breaches, may diminish customers’ trust in us and harm our reputation, and expose to potential liabilities.

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

Chile, Argentina, Peru and Colombia are prone to earthquakes due to their location in the proximity of several major fault lines. A major earthquake, like the one that struck Chile in 2010, could have significant negative consequences for our operations and for the general infrastructure in Chile or any of the other countries that were abovementioned, such as roads, rail and access to goods. Even though we maintain insurance policies standard for this industry with earthquake coverage, we cannot assure you that a future seismic event will not have a material adverse effect on us.

Our growth in recent years has been due to a series of significant acquisitions and strong organic CAPEX, imposing pressure on our procedures, controls and systems

In recent years we have grown our business through a series of acquisitions and strong organic CAPEX, expanding our geographical business scope and increasing the size and complexity of our operations. As a consequence, our internal controls, systems and procedures may not be appropriate to support the scope and complexity of our operations. The existence of multiple legacy systems from the acquired operations and the complexities of the business integration process may adversely affect the Company. As part of the process of integrating the operations, systems, processes and controls that are part of the acquired businesses, we have identified a material weakness which is further described in “Item 15 Controls and Procedures.”

If we are not able to carry out our remediation plan regarding our procedures and systems to properly address this material weakness, there could be a negative impact in investor confidence and in the reliability of our financial statements, which may result in a decline in our share price and/or lawsuits being filed against us by our shareholders, and we may have to incur increased costs in connection with hiring additional staff or implementing controls to remediate this material weakness.

Economic and social unrest in the countries where we operate and government measures to address them may adversely affect the regional economy and thereby have a material adverse effect on us.

Despite the economic recovery and relative stabilization since the early 2000’s, social and political tensions and high levels of poverty and unemployment continue throughout Latin America. If growth were to slow in the countries in which we operate, this could result in heightened political tension and protests, similar to the recent Agricutural strikes in Colombia, civil unrest in Brazil and Argentina). If these situations were to become widespread and government measures to reduce inequality failed, they could have an adverse effect on our business.

Development of our internet sales capabilities is subject to technology and other risks.

We are currently in the process of making significant enhancements to our internet sales capabilities, with the goal of solidifying internet sales as part of our business. However, we face competition from existing internet retailers, many of whom have more experience in distributing through the internet. Furthermore, we may experience system interruptions and delays that make our websites and services unavailable or slow to respond and prevent us from efficiently fulfilling orders, which may reduce our sales and the attractiveness of our products. The cost of upgrading our systems and network infrastructure, and taking any other steps to improve the efficiency of our internet retailing systems, may be substantial, and such initiatives may divert the time and attention of management.

Our computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failures, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins, and similar events or disruptions. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent us from accepting and fulfilling customer orders, which could make our product offerings less attractive and subject us to liability. Any of these events could damage our reputation, and accordingly, may have an adverse effect on our sales and results of operations.

Natural disasters could disrupt our business and affect our results of operations.

We are exposed to natural disasters in the countries where we operate such as earthquakes, volcanic eruptions, floods, tropical storms and hurricanes. In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our business, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our business could be compromised. Natural disasters or similar events could also result in substantial volatility in our results for any fiscal quarter or year.

Risks Related to Chile

Our growth and profitability depend on the level of economic activity in Chile and other markets.

38.2%, 40.0% and 41.7% of our revenues from ordinary activities in the years ended December 31, 2013, 2012 and 2011, respectively, were derived from revenues in Chile. Accordingly, our results of operations and financial condition are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, including further consequences of economic difficulties in Brazil, Argentina and other emerging markets, will not have a material adverse effect on us.

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

Chile was also involved in an international litigation with Peru regarding maritime borders, which was resolved in 2013 at the international court at The Hague, and has had other conflicts with neighboring countries in the past. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have a material adverse effect on the Chilean economy, and, as a result, our results of operations and the market value of our securities.

The Chilean supermarket and department store industries show signs of saturation which could impair our ability to grow profitably in Chile.

We believe that in Santiago, the Chilean supermarket industry shows certain signs of saturation. As a result newly opened stores cannibalize the sales of existing stores to some extent. Our growth prospects in the Chilean food retailing sector are likely to depend to a large extent on future growth in Chilean GDP or acquisitions of other supermarket chains, and we cannot assure you that either will in fact occur. As a result, we cannot assure you that in the future we will be able to achieve real growth in same-store sales in Chile. We believe that the Chilean department store industry has also shown signs of saturation as a result of a very aggressive expansion in past years by the industry’s main participants.

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

As a result of the February 2010 earthquake and tsunami, the Chilean government raised the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in the 2011 commercial year (año comercial), which is declared and paid in the 2012 tax year (año tributario). On September 26, 2012, Law No. 20,630 introduced new amendments to existing tax legislation. Among the amendments introduced, the corporate income tax was permanently maintained at 20% effective as of the 2013 tax year. For tax year 2013, this resulted in an increase of U.S.$5 million in our taxes. There is no assurance that the corporate income tax rate will not be raised in the future resulting in a material adverse effect on us.

Increases in the corporate tax rate in Chile to finance education reform may have a material adverse effect on us.

In November and December 2013, Chile held general elections. Michelle Bachelet, former president, was reelected on December 15, 2013 with 46.7% and 62.2% of the vote in the first and second rounds, respectively. Ms. Bachelet campaigned on an agenda that included modifications to the Chilean tax code, such as an increase of the corporate tax rate. Ms. Bachelet’s New Majority coalition carried the parliamentary election, winning back both houses of congress. The New Majority carried 12 of the 20 contested seats in the senate and reached a majority of 21 out of 38 seats. In the chamber of deputies, the New Majority won 67 of the 120 seats. Currently, we cannot predict whether or not the president has sufficient support in parliament to pass her proposed tax and constitutional reforms. The passage of these reforms or similar reforms could have a material and adverse effect on our business, results and operations.

Inflation and government measures to curb inflation may adversely affect the Chilean economy and have a material adverse effect on us.

Chile has experienced high levels of inflation in the past when compared to the country´s Central Bank inflationary target, including increases in the Chilean consumer price index of 7.8%, and 7.1%, in 2007 and 2008, respectively. Chile experienced deflation of 1.4% during 2009, inflation of 3.0% during 2010, inflation of 4.4% during 2011, inflation of 1.6% in 2012 and inflation of 3.0% in 2013 according to the Central Bank of Chile.

The measures taken by the Chilean Central Bank to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and services and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts are denominated in Unidades de Fomento or are indexed to the Chilean consumer price index, and we may not be able to fully pass any such increases on to our customers, which could have a material adverse effect on us. Furthermore, at December 31, 2013, approximately 27% of our outstanding debt was UF-denominated. As a result, severe increases in inflation could affect the Chilean economy and could have a material adverse effect on us.

Currency devaluations and foreign exchange fluctuations may have a material adverse effect on us.

The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. The main driver of exchange rate volatility in the past years was the significant devaluations in other Latin American countries, mainly Brazil, as well as general uncertainty and trade imbalances in the global markets. In 2007, the Chilean peso appreciation was driven by an improvement in Chilean economic indicators and record commodities prices, together with a weak performance of the U.S. dollar. More recently, the primary driver of exchange rate volatility has been the substantial depreciation of Latin American currencies, including the Chilean peso, against the U.S. dollar. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Chile” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates—Chile.”

Historically, a significant portion of our indebtedness has been denominated in U.S. dollars, while a substantial part of our revenues and operating expenses has been denominated in Chilean pesos. If the Chilean peso’s value declines against the dollar, we will need more Chilean pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect us. As of December 31, 2013, after cross currency swaps and forward exchange agreements that fully hedge against the variation between the Chilean peso and the U.S. dollar, 11% of our net financial debt (bank loans and bonds)

was denominated in U.S. dollars. The remainder of our interest-bearing debt is primarily UF- or Chilean peso-denominated and therefore not subject to exchange rate risk. Our hedging policy against foreign exchange fluctuations is disclosed in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.” We cannot assure you that our hedging policies will avoid future losses related to exchange rate variations.

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

25.2%, 27.2% and 28.9% of our revenues from ordinary activities in the years ended December 31, 2013, 2012 and 2011, respectively, were derived from revenues in Argentina and an important share of our land bank is located in Argentina. Accordingly, our results of operations and financial condition are affected to a significant extent by the level of economic activity in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Argentina’s sovereign credit default swap (CDS) spreads are currently among the highest in the world. In 2002, enactment of Law No. 25,561 (the “Public Emergency Law”) ended more than a decade of uninterrupted Argentine peso/U.S. dollar parity and the Argentine peso has fluctuated significantly since then. See “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates—Argentina.”

Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine peso and a high excess production capacity derived after a long period of deep recession, and was favored by high commodity prices. The global economic crisis of 2008 has led to a sudden deceleration of the economy, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and lack of consumer and investor confidence. According to the Instituto National de Estadísticas y Censos (the Argentine National Institute of Statistics and Census, or “INDEC”), Argentina’s gross domestic product, in real terms, grew by 0.9% in 2009, 9.2% in 2010 and is estimated to have grown 9.3%, 2.1% and 4.9% in 2011, 2012 and 2013, respectively. We cannot assure you that GDP will increase or remain stable in the future. Economic growth in Argentina could face challenges related to its balance of payments and levels of reserves during 2014. During 2013, foreign currency restrictions in Argentina became more stringent in a government effort to curb their drain. There is a high degree of uncertainty regarding Argentina´s future ability to tap international capital markets as well as the possibility of its negotiation with the Paris club and holdouts. The aforementioned factors in conjunction with less favorable prices for Argentina´s main agricultural exports could have a negative effect on economic growth and could have a material adverse effect on us.

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

In 2012, holdouts from the 2001 Argentine debt-swap commenced legal proceedings against the Argentine Republic demanding full repayment of the principal amount owed under the issued notes and have made attempts to seize assets of Argentina held offshore. These holdouts were given a favorable court ruling on November 22, 2012 from the United States District Court for the Southern District of New York, who ordered Argentina to make repayments at the same pace it is repaying those who agreed to enter the 2001 debt-swap by enforcing the pari passu provision under the issued notes. Argentina and holders who participated in the debt-swap are appealing the ruling. On September 3, 2013, the District Court granted requests made by plaintiffs for discovery on Argentina and the assets of certain financial institutions. Litigation by holdout creditors resulted in material judgments against the Argentine government and could result in attachments of or injunctions relating to assets of or deemed owned by Argentina, which could have a material adverse effect on the country’s economy.

Inflation may continue to increase, causing adverse effects on the Argentine long-term credit markets as well as the Argentine economy, its growth and our activities in Argentina.

After several years of price stability, the devaluation of the Argentine peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002 before substantially stabilizing in 2003. However, consumer prices increased by 7.7% in 2009, 10.9% in 2010, 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013 according to the INDEC, and private institutes estimate that consumer prices have increased significantly more than official estimates. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness in international trade by diluting the effects of the Argentine peso devaluation and could have a material adverse effect on us.

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

The new index has been criticized by economists and investors after its initial report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other index published by INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. On February 1, 2013 Argentina became the first member nation of the IMF to be censured due to concerns that it may be underreporting inflation and GDP figures. The IMF gave Argentina a deadline of September 29, 2013 to take “remedial measures” to boost the accuracy of the data provided. In January 2014 the Argentine government revealed a new inflation index based on a new calculation methodology. The IMF reacted cautiously to the index stating that it would continue to review progress made by the Republic of Argentina revising inflation and gross domestic product statistics later in the year. The new measure revealed consumer prices increased at a 3.4% rate in February 2014.

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

Currently price controls in the Republic of Argentina are enforced under the “Precios Cuidados” program, an agreement between the government and retailers. This program reflects the basic basket of products for the country´s population and is comprised of 194 products in supermarkets and 66 products in the home improvement industry as of date of this report. If these programs were to be expanded, they could have a materially adverse effect on us.

Economic and social unrest in Argentina and government measures to address them may adversely affect the Argentine economy and thereby have a material adverse effect on us.

Despite the economic recovery and relative stabilization since 2003, social and political tensions and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tensions. In November 2013, there were massive protests against the government. Provincial police forces in Cordoba and other provinces went on strike. The social unrest increased during the last months of 2013, and in December 2013, there were new riots and lootings to shops and supermarkets in various cities around the country. In addition to new spontaneous public protests against the government, the agricultural sector and some workers´ unions called for new strikes. In December 2013 our distribution center in the Argentine city of Cordoba was stormed and damaged in the course of civil unrest that was occurring in the city as a result of a civil servant strike. While the distribution center has been restored, with losses expected to be covered by our insurance, if such civil unrest continues it may have an effect on our business, results of operations and financial condition.

Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, increase in export taxes, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. For example, on April 16, 2012, the Argentine government announced its intention to expropriate YPF S.A. (“YPF”), the largest oil and gas company in Argentina, which was controlled by Repsol YPF S.A., a Spanish integrated oil and gas company. On May 4, 2012 the Argentine Congress approved the expropriation of 51% of YPF’s capital stock. The nationalized capital stock was distributed as follows: 49% to certain Argentine provinces and the remaining 51% to the national government. The Argentine government is in the process of compensating Repsol SA for the expropriation of its interests in the abovementioned company. These policies could destabilize the country, both socially and politically, and have a material adverse effect on the Argentine economy and other Latin American economies and, consequently, on us.

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

Although many of these restrictions have been eased in some respects, some restrictions on the transfer of funds from Argentina (e.g., to make payments of principal and interest) still remain in effect and other controls on capital inflows have been established. Further, similar or new restrictions relating to the purchase of foreign currency and its transfer abroad for the payment of dividends, which were significantly eased in 2003, could be reinstated in the future. If that were to occur, we may default in the payment of external debt obligations from Argentina, we may not be able to fund and/or finance our operations in Argentina, and/or we may not be able to distribute dividends from Argentina, which could have a material adverse effect on us. These existing controls and restrictions on the foreign exchange market in Argentina, as well as any additional restrictions that may be imposed in the future, could impair our ability to transfer funds generated by our Argentine operations in U.S. dollars outside Argentina to fund the payment of dividends or other amounts, including payments required to be made by our Argentine subsidiaries to foreign creditors in respect of the guarantee of outstanding obligations denominated in U.S. dollars.

In addition, pursuant to Resolutions AFIP N° 3210/2011 and N° 3212/2011 and Communication “A” 5245, enacted in late 2011, prior to authorizing the sale of foreign currency to make portfolio investments abroad or similar investments, the local bank must obtain prior clearance from an online database run by the Argentina federal tax authority (Administración Federal de Ingresos Públicos, or “AFIP”). This database must confirm whether an individual or entity has sufficient declared assets or funds to make the purchase of foreign currency. In the event that such declared assets or funds are not sufficient, the bank may not sell foreign currency to such individual or entity. This requirement may affect the ability of our Argentine subsidiaries to make or manage their foreign currency investments or to transfer funds abroad. Our Argentine subsidiaries represented 28.9% of our revenues for 2011, 27.2% of our revenues for 2012 and 25.2% of our revenues for 2013. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates—Argentina.”

We may experience significant adverse effects from delays or restrictions on our ability to receive imported products.

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

In the years ended December 31, 2013, 2012 and 2011, our operations in Brazil represented 19.4%, 22.9% and 20.5% of our consolidated revenues from ordinary activities for such periods, respectively. Accordingly, our financial condition and results of operations are dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s gross domestic product, in real terms, decreased 0.3% in 2009, grew 7.5% in 2010, 2.9% in 2011 and 1.9% in 2012, according to the Central Bank of Brazil. The Brazilian central bank currently estimates 2013 gross domestic product expansion of approximately 2.3%. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could have a material adverse effect on us.

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

Brazil has historically experienced high rates of inflation. In the recent past, inflation, as well as government efforts to combat inflation have had significant negative effects on the Brazilian economy and contributed to heightened volatility in the Brazilian securities market. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at December 31 was 8.75% in 2009, 10.75% in 2010, 11.0% in 2011, 7.25% in 2012 and 10.0% in 2013, as determined by the Central Bank of Brazil’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

Brazilian government actions, including interest rate changes, intervention in the foreign exchange market, fiscal policy expansion and actions to adjust or fix the value of the Real may trigger increases in inflation. If Brazil experiences substantial inflation in the future, the consequences may include greater economic uncertainty and increased costs for us, which may have a material adverse effect on us.

Furthermore, we currently owe an aggregate amount of R$257 million in connection with our acquisition of Bretas that is indexed to inflation in Brazil. In addition, we also owe an aggregate amount of R$158 million in connection with our acquisition of Prezunic that is indexed to inflation in Brazil. If our cash generation in local currency does not grow in line with inflation, our capacity to pay for these obligations may be negatively affected.

Exchange rate instability may adversely affect the Brazilian economy and us.

The Brazilian currency has historically suffered frequent fluctuations. In the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. There have often been significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar, the euro and other currencies. However, in the last five years, the Real depreciated (against the U.S. dollar) by 133%, from R$1.77 per U.S. dollar at December 31, 2007 to R$ 2.36 by December 31, 2013. This volatility may affect our consolidated financial statements, due to the growing importance of our Brazilian operations in our business portfolio, which could have a material adverse effect on us. See “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Brazil” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates—Brazil.”

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

The regular operation of our stores and distribution centers depend on public services, including electricity, and the implementation of broad electricity conservation plans as a result of unfavorable hydrological or other factors could have a negative effect on consumer demand and also have a materially adverse effect on our operations and inventory management.

Brazil’s power generation sector relies on, among others, hydroelectric plants, whose generation levels are affected by prevailing hydrological conditions, which are dependent on rainfall levels and heat levels. If hydrological conditions result in a low supply of electricity in Brazil, that could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. The most recent period of extremely low rainfall in a large portion of Brazil was in the years immediately prior to 2001, and as a result, the Brazilian Government instituted a program to reduce electricity consumption from June 1, 2001 to February 28, 2002. Hydrological conditions in late 2007 and early 2008 have also been poor, particularly impacting reservoir levels in the northeastern and southeastern regions of Brazil. More recently, Brazil has experienced record heat levels in January 2014 which, coupled with a prolonged lack of rain, have left hydroelectric reservoirs at low levels. A prolonged continuation of these poor conditions or the recurrence in the future of unfavorable hydrological conditions could lead to the implementation of broad electricity conservation programs. In the event of electricity shortages, our operations and inventory management could be materially and adversely affected. This may in turn adversely affect our financial conditions and results from operations.

Risks Related to Peru

Economic, social and political developments in Peru, including political instability, inflation and unemployment, could have a material adverse effect on us.

During 2013, operations in Peru generated revenues from ordinary activities representing 7.7%, 8.1% and 9.0% for 2013, 2012 and 2011, respectively, of our consolidated revenues from ordinary activities. Our results of operations and financial condition may be affected by changes in economic and other policies of the Peruvian government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, and by other economic, social and political developments in Peru, including devaluation, currency exchange controls and economic growth. Previous Peruvian governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

In the past, Peru has suffered through periods of high inflation, which materially undermined the Peruvian economy and the government’s ability to create conditions that would support economic growth. A return to a high inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment and on us.

A devaluation of Peru’s currency or unexpected changes in exchange controls could have a material adverse effect on us.

The Peruvian currency has historically experienced a significant number of devaluations and, as a result, the Peruvian government has adopted and operated under various exchange rate control practices and determination policies, ranging from strict control to market determination of exchange rates. More recently, the Nuevo Sol appreciated against the U.S. dollar by 8.0% in 2009, 2.8% in 2010, 4.1% in 2011 and 5.7% in 2012 and depreciated against the U.S. dollar by 12.8% in 2013. As the Peruvian economy is partially dollarized, devaluation of the Nuevo Sol against the U.S. dollar could have a negative impact on the economy. Therefore, any significant devaluation of the Nuevo Sol against the U.S. dollar could have a material adverse effect on us.

Risks Related to Colombia

We are highly dependent on economic and political conditions in Colombia in connection with our supermarket and retail operations in Colombia.

As a result of our acquisition of supermarket operation in Colombia, the Colombian market has become a significant part of our supermarket business and related results of operations. Colombia has suffered periods of significant economic and political instability in the past. Colombia represented 9.5%, 4.9% and 0.5% of total consolidated revenues for 2013, 2012 and 2011, respectively.

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

Colombia’s fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 0.1% of GDP in 2008, 2.7% of GDP in 2009, 3.2% of GDP in 2010, 2.0% of GDP in 2011, 4.0% of GDP in 2012 and 4.5% of GDP in 2013.

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

The Colombian government has indicated that tightening credit conditions in financial markets could have a potential, although limited, negative impact on Colombian economy mainly through lower foreign direct investment flows. A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States and Venezuela, could have a material adverse impact on Colombia’s balance of trade and adversely affect Colombia’s economic growth. According to the Colombian Ministry of Commerce, the United States is Colombia’s largest export market. In 2012, Colombia exported U.S.$16 billion to the United States, a 358% increase since 2002. However, a decline in U.S. demand could have a material adverse effect on Colombian exports and Colombia’s economic growth, which could, in turn, likely have detrimental results on our business activities. Colombia’s volatile diplomatic relations with Venezuela, Colombia’s major trading partner of non-traditional products, and Venezuela’s recent political crisis may adversely affect the levels of Colombian exports to Venezuela.

Colombia has experienced several periods of violence and instability and such violence instability could affect the economy and our operations.

Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla, paramilitary groups and drug cartels. In remote regions of the country, where governmental presence is minimal, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces, including the creation of specialized units. Despite these efforts, drug-related crime and guerrilla and paramilitary activity continue to exist in Colombia. Any possible escalation in the violence associated with these activities may have a negative impact on the Colombian economy in the future. In the context of any political instability, allegations have been made against members of the Colombian government concerning possible ties with paramilitary groups. These allegations may have a negative impact on the Colombian government’s credibility, which could in turn have a negative impact on the Colombian economy or our operations there in the future.

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

The supermarket business in Colombia is mainly regulated by the Colombian Consumer Protection Bureau and the free market. Nevertheless, the Colombian Superintendence of Industry and Commerce (the “Superintendencia de Industria y Comercio”) acts as the supervisory agency for the enforcement of regulations issued by the Colombian Consumer Protection Bureau. The Colombian Ministry of Industry and Tourism also plays an import role in the industry as it has within its reach ability to take any required measure to ensure the protection of the local market for domestic industry. In the past the ministry has relied on a wide array of measures to achieve this goal which have included the creation of product specific duties or price controls.

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

The enactment of new tax laws and regulations, and uncertainties with respect to the application or interpretations of future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and other taxes on net worth, have modified income tax withholding rates and have eliminated certain tax benefits.

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

Rates of inflation in Colombia have been historically high, and we cannot assure you that inflation will not return to high levels. Inflation rates were 2.0%, 3.2% and 3.7% for 2009, 2010 and 2011, 2.4% for 2012 and 1.9% for 2013. Inflationary pressures may, among other things, reduce consumers’ purchasing power and we cannot assure you that measures taken by the Colombian government and Colombian Central Bank will suffice to curb inflation. A return to high inflation in Colombia may harm our results of operations.

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

Risks Related to our Shares and the ADSs

Our ADSs have a limited trading history and market volatility may affect our stock price and the value of your investment.

Our ADSs began to trade on the New York Stock Exchange on June 22, 2012, and as a result have a limited trading history. We cannot predict the extent to which investor interest in our company will maintain an active trading market on the NYSE, or how liquid that market will be in the future. The market price of our ADSs may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover the ADSs or our common stock or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results or the operating results of our competitors;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any financial analysts that elect to follow the ADSs or shares of common stock or the shares of common stock of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of the ADSs and shares of common stock, including sales by our controlling shareholder;

•	investor perceptions of us and the industries in which we operate;

•	failure of any of our initiatives to achieve commercial success;

•	fluctuations in stock market prices and trading volumes of securities of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	changes in our financial guidance to investors and analysts;

•	delays in, or out failure to provide financial guidance;

•	additions or departures of any of our key personnel;

•	changes in accounting principles or methodologies;

•	changing legal or regulatory developments in the United States and other countries, including the countries in which we operate; and

•	discussion of us or our stock price by the financial press and in online investor communities.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have been unrelated to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of the ADSs and shares of common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could result in substantial expenses and the diversion of our management’s attention from our business, and could have a material adverse effect on us.

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

The significant control over the majority of our shares by our founding shareholder may have a material adverse effect on the future market price of the ADSs and our shares of common stock.

We are currently controlled by our founder, Mr. Horst Paulmann, who beneficially owns and controls a 58.7% of our shares, through Inversiones Quinchamali Ltda., Inversiones Latadía Ltda. and Inversiones Tano Ltda, as of the date of this annual report. A disposition by our controlling shareholder of a significant number of our shares, or the perception that such a disposition might occur, could materially and adversely affect the trading price of our shares of common stock on the Santiago Stock Exchange as well as the market price of the ADSs on the New York Stock Exchange.

Our controlling shareholder is able to exercise significant control over our company, and also controls a significant minority interest in many of our international subsidiaries which could result in conflicts of interest.

Our controlling shareholder is in a position to direct our management and to determine the result of substantially all matters to be decided by majority vote of our shareholders, including the election of a majority of the members of our board of directors, determining the amount of dividends distributed by us (subject to the legally mandated minimum of 30% of distributable net income), adopting certain amendments to our Bylaws, including the issuance of new shares, enforcing or waiving our rights under existing agreements, leases and contractual arrangements and entering into agreements with entities affiliated with us. As a result, circumstances may occur in which our controlling shareholder’s interests could be in conflict with your interests as holder of the ADSs. Our controlling shareholder may have interests in pursuing or preventing acquisitions, divestitures or other transactions where, in his judgment, such action would be in our best interests, even though such action may not be in the best interests of our minority shareholders.

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

Currency devaluations, foreign exchange fluctuations and foreign currency conversion costs may have a material adverse effect on our stock price and on the U.S. dollar value of any cash distributions made to ADS holders in respect of ADSs.

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

Item 4. Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

We are a publicly-held stock corporation (sociedad anónima abierta) organized under the laws of Chile and have an indefinite corporate duration. We were incorporated by a public deed dated November 10, 1978. This abstract is recorded on page 13808 No. 7412 of the Registro de Comercio de Santiago (Commercial Registry of Santiago) for the year 1978. Our legal name is “Cencosud S.A.” Our registered office is located at Av. Kennedy 9001, Piso 6, Las Condes, Santiago, Chile and our main telephone number is 56 (2) 2959-0000.

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

In 1982, we began our operations in Argentina with the opening of Argentina’s first Jumbo hypermarket which had a selling space of 9,282 square meters. We continued to expand in Argentina with the construction of Unicenter in 1988, Argentina’s largest shopping center. In 1993, we opened Lomas Center, the first shopping center in the south of the Buenos Aires metropolitan area. In 1994, we opened San Martin Factory (an outlet shopping center). In 1996, we opened Palermo shopping center in Buenos Aires. Between 1997 and 2003, we opened Quilmes Factory (an outlet shopping center), Palmas de Pilar and El Portal de Escobar, all of which are located in Greater Buenos Aires.

In 1993, we expanded our shopping center business in Chile by opening Alto Las Condes. In the same year, we expanded our line of business by opening Easy home improvement stores in Chile and Argentina which offer products required to improve and maintain a home, as well as construction materials and design and decoration products. That year, we opened our first Easy home improvement stores in the Alto Las Condes shopping center in Chile and in the Parque Brown Factory shopping center in Argentina.

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

In 2011, we continued expanding into the Brazilian market through the acquisition of Cardoso. Cardoso was at that time a three-store supermarket chain in the state of Bahia, with net sales of approximately R$60 million (U.S.$35.9 million) in 2011. Cencosud paid a purchase price of U.S.$11.3 million. We have converted the acquired stores to the GBarbosa format and are now operating under this brand.

In December 2011, we acquired 85.58% of the capital stock of in Johnson’s S.A. for an aggregate purchase price of Ch$32,606 million. Johnson is a department store with 39 stores throughout Chile using the Johnson brand and 13 stores using the FES brand. FES stores were closed during the 2013 period. In December 2013 Cencosud executed its option to purchase the remaning shares that were not held by it and paid UF 315,935.76 in connection therewith.

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

On January 2, 2012, we acquired 100% of the capital stock of Prezunic. The aggregate purchase price of the operation was R$875 million (or approximately Ch$242,690 million), payable as follows: R$580 million on the closing date of the transaction (January 2, 2012), with the balance to be paid as follows: R$80 million, R$85 million, R$80 million and R$50 million, on the first, second, third and fourth anniversary of the closing date, respectively. We estimate that Prezunic is the third-largest supermarket chain in Rio de Janeiro with 31 stores.

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

On November 30, 2012, we completed the acquisition of the former operation of Carrefour Colombia for a total purchase price equal to €2 billion subject to adjustments pursuant to the stock purchase agreement related thereto. The Acquired Companies operated supermarkets under the “Carrefour” and “Maxi” brand names in Colombia.

The acquisition included the purchase of 92 total stores, including 72 hypermarket stores, 16 convenience stores, and four cash and carry stores and gas stations. The stores acquired are located in nine of the ten largest cities in Colombia. We believe this transaction placed Cencosud as the second largest supermarket operator in Colombia in terms of sales and consolidates the existing presence of the Company’s Easy stores in Colombia. However, since the acquisition, Cencosud has become the third largest supermarket player in the Colombian Market as per data made available by Nielsen. All such supermartket stores had dropped the Carrefour brand and have been operating under the Jumbo and Metro brands since May 31, 2013.

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

Principal Capital Expenditures for Organic Expansion

Capital expenditures totaled Ch$318,597 million, Ch$575,228 million, and Ch$616,336 million for the years ended December 31, 2013, 2012 and 2011, respectively. For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures and permanent investments.”

B. BUSINESS OVERVIEW

Our Company

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. See “—Industry Overview and Competition” for more explanation on the methodology we use to calculate our market position in such sectors and countries. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We are headquartered in Chile and have operations in Chile, Argentina, Brazil, Colombia and Peru. Our business consists of five segments, including four retail segments, which allows us to reach a wide range of customers offering various combinations of products, price, quality and service. The company believes Brazil, Peru and Colombia are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments, as described in herein and in “Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina and Peru, with 29 shopping malls representing 756,264 square meters of gross leasable area as of December 31, 2013, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

For the year ended December 31, 2013, we had 1,123 stores and shopping centers with an aggregate of 4,237,899 square meters selling space and had assets of Ch$ 10,065,234 million, liabilities of Ch$ 5,803,867 million, net earnings attributable to controlling shareholders of Ch$ 249,930 million, and shareholders’ equity of Ch$ 4,261,367 million.

Throughout our 50-year history of growth we have developed, acquired, integrated and expanded several retail businesses with strong brands in the various markets where we operate. Since January 1, 2005, we have grown our total number of stores and shopping centers from 425 to 1,142 as of December 31, 2013 and the total selling space of our retail stores and shopping centers from 1,433,838 to 4,237,899square meters as of December 31, 2013. In addition, over the same period, we completed several strategic acquisitions that have significantly increased the size and geographic scope of our operations.

In February 2014, we revised our internal corporate management structure to capitalize on the synergies between our retail business lines, consolidating the management of all of our retail business lines (Supermarkets, Department Stores, and Home Improvement) into one division under a new Corporate Retail Managing Director. This reorganization is expected to facilitate the exchange of better business practices among our business lines and divisions across the various countries in which we operate.

We believe that our strategy of operating as an integrated multi-format and multi-brand retailer, combined with our broad product offering and portfolio of brands has been one of the key strategic advantages in the successful growth of our businesses. Today we operate a diversified operational and geographic footprint across South American markets with highly attractive demographics and strong macroeconomic fundamentals. We believe that our broad presence and our competitive position across key markets will continue to allow us to consolidate the retail market and to benefit from the expected strong growth in underpenetrated retail markets such as Brazil, Colombia and Peru.

The following table presents our total number of stores and shopping centers by country as of December 31, 2013:

	Chile	Argentina	Brazil	Peru	Colombia	Total
Supermarkets	224	290	221	87	100	922
Home improvement stores	32	48	—	—	9	89
Department stores	77	—	—	6	—	83
Shopping centers	25	18	—	3	2	48
Total	358	358	221	96	111	1,142

In summary, highlights of our commercial activities include:

•	1,142 stores and shopping centers as of December 31, 2013.

•	4.237 million square meters of selling space as of December 31, 2013.

•	A total of 5.0 million credit cards issued and U.S. $1.3 billion in credit card operations as of December 31, 2013

The following table indicates the percentages of revenues from ordinary activities, gross margin and Adjusted EBITDA, as defined below, that each of our geographical markets represented, for the period indicated:

	Year Ended December 31, 2013
	Chile	Argentina	Brazil	Peru	Colombia
	(in millions of Ch$)
Revenues from ordinary activities	3,950,303	2,601,851	2,007,881	800,144	980,860
Gross margin	1,206,700	894,027	457,218	205,522	206,024
Adjusted EBITDA(1)	393,475	190,540	57,789	41,826	44,733

(1)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

We are organized in six business segments: supermarkets, home improvement stores, department stores, shopping centers and financial services, plus complementary activities described as “Other.”

Supermarkets. We operate 922 supermarkets throughout Chile, Argentina, Brazil, Peru and Colombia as of December 31, 2013, selling a wide variety of name brand and private label products. We believe that we are the second-largest supermarket operator in Chile, in terms of revenues, based on our comparisons against information from public filings of our main competitors as of December 31, 2013, the second largest in Argentina and the largest in Peru, based also on information provided by third-party market researcher, Planet Retail. We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and as of December 31, 2013 we operated a total of 187 supermarkets and 37 hypermarkets in Chile under the Santa Isabel and Jumbo brands. We operate 21 hypermarkets and 269 supermarkets under Jumbo, Disco and Super Vea brands in Argentina, as of December 31, 2013.

In Brazil, as a result of recent acquisitions, we are now the fourth-largest supermarket operator in terms of revenues, according to the ABRAS. We believe we are the largest operator in the state of Minas Gerais, the second-largest in the northeast of Brazil, and we estimate we are the third-largest in the state of Rio de Janeiro (after the acquisition of Prezunic in January 2012), all in terms of sales. In January 2012 we acquired Prezunic, the operator of a supermarket chain of 31 stores in the state of Rio de Janeiro, in Brazil, thus further expanding our presence in the Brazilian market. Our operations in Brazil comprise 182 supermarkets and 39 hypermarkets. According to Apoyo, a Peruvian Rating Agency associated with Fitch, Inc., we are the largest supermarket operator in Peru in terms of sales, with 87 stores as of December 31, 2013.

On November 30, 2012, we completed the acquisition of Carrefour’s operations in Colombia, andcurrently stand as the third largest player in Colombia in the food retailing industry according to Nielsen data as of December 31, 2013. Our operations in the country comprise 21 supermarkets operating under the Metro Express brand and 79 Hypermarkets that operate under Metro and Jumbo brands. See “—A. History and Development of the Company—History.”

Home improvement stores. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of revenues based on our comparison against publically filed information from our main competitors as of December 31, 2013. We sell a wide variety of building and other materials, including name brand and private label products. As of December 31, 2013, we have 32 Easy home improvement stores and 307,853 square meters of home improvement store selling space in Chile and 40 Easy and 8 Blaisten home improvement stores and 373,490 square meters of home improvement store selling space in Argentina. In October 2008, we opened the first home improvement store in Colombia and as of December 31, 2013 we have 9 Easy home improvement stores and 75,732 square meters of selling space in Colombia.

Department stores. We believe that we are the second-largest department store operator in Chile, in terms of revenues based on our comparison against information from public filings of our main competitors as of December 31, 2013. We also believe we have the largest selling space for department stores in Chile. We operate 40 Paris and 37 Johnson department stores in Chile with 371,891 square meters of total selling space as of December 31, 2013 and 6 Paris stores in Peru with selling space of 32,222 square meters. Our Paris stores sell a wide variety of merchandise such as apparel, home furnishings, electronics and sporting goods, including name brand and private label products. In December 2011, we acquired an 85.58% interest in Johnson, a department store with 39 stores throughout Chile under the Johnson brand and an additional 13 stores using the FES brand with a total of 117,569 square meters or an additional 43.2% of selling space over our existing Paris stores. FES stores were closed during the 2013 period. We completed the acquisition of the remainder of outstanding shares of Johnson on December 18, 2013.

Shopping centers. We believe that we are the second-largest operator of shopping centers in each of Chile and Argentina, in terms of total leasable area based on our comparisons against publically filed information from our main competitors as of December 31, 2013. As of December 31, 2013, we own and manage 10 shopping centers in Chile, 15 in Argentina 3 in Peru and 1 in Colombia with a total gross leasable area of 756,264 square meters. In Chile and Argentina, each of our shopping centers contains a Jumbo hypermarket, an Easy home improvement store and, in Chile, a Paris department store as well as other third-party-owned businesses intended to attract customers and enhance their overall shopping experience.

Financial services. We established our financial services division in 2003 when we launched our “Jumbo Más” credit card to facilitate in-store purchases and, since then, have significantly increased our credit card operations in Chile, Argentina, Brazil and Peru. We have grown both through our own private-label cards and joint ventures with third party bank issuers of credit cards, primarily to finance customers’ purchases in our stores. We also own Banco Paris, a specialty retail consumer bank in Chile, which provides a wide range of consumer and financial services. In August 2010, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. In 2011, we established Banco Cencosud in Peru and in June 2012 we received the operation license from the banking superintendence (Superintendencia de Bancos y Seguros), and started operations in August 2012 through our Cencosud credit card. In 2011, we entered into an agreement with a major Brazilian bank, Banco Bradesco, to offer financial services for all our stores in Brazil, namely the exclusive issuance and operation of the Cencosud Card credit card (Cartão Cencosud), as well as the offer, within Cencosud stores in Brazil, of consumer loans, purchase financing and insurance products. Prezunic is currently not a participant in the above-mentioned joint venture.

As of December 31, 2013, we had a total of 5 million credit cards and other accounts in Chile, Argentina, Brazil and Peru. As of December 31, 2013, we also had U.S.$1.3 billion in customer loans outstanding. Our financial services segment also includes our insurance brokerage services in Argentina, Chile, Brazil and Peru.

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

For the years ended December 31, 2013, 2012 and 2011, results from our “Other” segment represented 0.2%, 0.1% and 0.2%, respectively, of our consolidated revenues.

See also, “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” for additional details regarding our acquisition activities in recent years.

	Year Ended December 31, 2013
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services	Other(1)
	(in millions of Ch$)
Revenues from ordinary activities	7,682,064	1,176,890	970,360	205,332	288,533	17,861
Gross margin	1,911,934	389,487	268,830	181,991	202,778	14,410
Adjusted EBITDA(2)	418,459	99,523	49,364	157,926	121,432	(98,341)

(1)	See “—Our Company” for a description of our “Other” segment.
(2)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

We serve several markets through our extensive network of stores and shopping centers in South America under six diversified business segments. Our five principal segments are: supermarkets, home improvement stores, department stores, shopping centers and financial services. As of December 31, 2013, we operated 1,123 stores and shopping centers in Chile, Argentina, Brazil, Peru and Colombia with a total selling area of 4,237,899 square meters. Through our various store formats and our numerous brands, we offer a full range of products intended to appeal to all types of consumers. The merchandise we carry includes one or more of the leading manufacturers in each category complemented by our offerings of our own private label brands. We believe the diversity and strength of our brands and our varied store formats allows us to compete effectively against our competitors, which range from traditional independent grocery stores and food specialists to mass market retailers.

As of December 31, 2013, our brand portfolio includes the following principal brands:

	SUPERMARKETS	HOME IMPROVEMENT	DEPARTMENT STORES	SHOPPING CENTERS	FINANCIAL SERVICES
Argentina
Brazil
Chile
Colombia

Peru

We believe we have established a positive record in the operation of our businesses. The following table sets forth certain performance metrics related to our consolidated growth for the periods presented:

	Year Ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Number of retail stores(2)	994	952	800
Total store area (square meters)(2)	3,082,700	2,941,597	2,566,890
Net sales(2)	9,847,175	8,694,793	7,207,205
Adjusted EBITDA(3)	469,005	440,092	431,849

(1)	Except numbers of stores and selling space.
(2)	Excluding shopping centers and Financial Services.
(3)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

Supermarkets

General

We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and at December 31, 2013 we owned a total of 37 hypermarkets and 187 supermarkets in Chile operating under the Jumbo and Santa Isabel brands. We opened our first Jumbo hypermarket in Argentina in 1982 and in 2004 acquired the Disco supermarket chain, significantly enhancing our presence in Argentina and at December 31, 2013 we operated 21 Jumbo hypermarkets and 269 Disco and Super Vea supermarkets in Argentina. We estimate that we are the second largest operator in Argentina and Chile in terms of sales.

In recent years, we have expanded beyond our traditional supermarket presence in Chile and Argentina and have made sizeable acquisitions in Brazil and Peru. As a result, at December 31, 2013 we operated 221 supermarket and hypermarket stores in Brazil under the brands GBarbosa, Mercantil Rodrigues, Perini, Bretas and Prezunic. With our acquisition of Prezunic in January 2012, we consolidated our position as Brazil’s fourth-largest supermarket operator, in terms of revenues, according to ABRAS. Regionally, we estimate that we are the second-largest operator in the northeast of Brazil, the largest operator in Minas Gerais in Brazil and, following the acquisition of Prezunic, the third-largest operator in Rio de Janeiro, in terms of sales. In Peru, we operated 87 Metro and Wong hypermarkets and supermarkets at December 31, 2013. According to Apoyo, we are the largest supermarket operator in Peru in terms of sales. In 2012, we entered the Colombian supermarket industry inorganically through the purchase of the second largest player in the country, Carrefour. Our supermarket operations in the country dropped the use of their former brand and were rebranded Jumbo and Metro. In 2013, the rebranding process was completed and Cencosud has focused on building brand awareness. According to informacion received from Nielsen we estimate that we arethe third largest player in the Colombian market. For the year ended December 31, 2013, our supermarkets generated revenues from ordinary activities, gross margin and Adjusted EBITDA of Ch$7,682,064 million, Ch$1,911,996 million and Ch$421,021 million, respectively.

As noted under “Item 4. Information on the Company—A. History and Development of the Company—History” above, our supermarket operations have expanded through organic growth and several acquisitions over the past three years. The following table sets forth, for the periods indicated, the effect of the expansion of our supermarket operations:

	Year ended December 31,
	2013		2012		2011
	(in millions of Ch$)(1)
Number of stores	922		888		684
Total selling space (square meters)	2,349,981		2,275,172		1,591,332
Average sales per store	8,228	(2)	8,356	(2)	7,537
Sales per square meter	2.14	(2)	0.28	(2)	2.97

(1)	Except numbers of stores and selling space.
(2)	Does not include Colombian Supermarket operations

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our supermarkets per country:

	Year ended December 31,
Revenues from ordinary activities	2013	2012	2011
	(in millions of Ch$)
Chile	2,227,303	2,057,976	1,826,056
Argentina	1,786,933	1,751,869	1,553,663
Brazil	2,003,898	2,095,104	1,552,064
Peru	745,470	718,940	624,488
Colombia	918,460	115,354	—
Total	7,682,064	6,739,243	5,566,271

Chile

At December 31, 2013, we operated 224 supermarkets in Chile, which together had 546,236 square meters of total selling space. Of our 224 supermarkets in Chile, 37 were hypermarkets and 187 were supermarkets.

The following table sets forth certain information regarding our supermarkets in Chile as of and for the periods indicated:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Number of stores	224	214	190
Total selling space (square meters)	546,236	524,677	463,834
Average sales per store	9,943	9,617	9,662
Sales per square meter	4.08	3.92	3.94
Increase (decrease) in same-store sales	1.6%	4.8%	4.8%

(1)	Except numbers of stores, selling space and same-store sales.

Hypermarkets. Our Jumbo hypermarkets are our largest stores in Chile and have selling areas ranging from 6,000 square meters to 11,816 square meters. At December 31, 2013, we operated 37 Jumbo hypermarkets Chile with total selling space of 279,085 square meters.

The following table sets forth certain performance metrics related to our Jumbo hypermarkets in Chile for the periods presented:

	Year ended December 31,
	2013(*)	2012	2011
Number of stores	37	43	32
Total selling space (square meters)	279,085	286,664	241,439

(*)	the number of hypermarkets has been adjusted in 2013 due to new standards for their classification. Previously some new Jumbo stores of a smaller format (app. 2,500 sq meters) were classified as hypermarkets. The current presentation separates stores by format (supermarket and hypermarkets) instead of by brand.

Our Jumbo hypermarkets are primarily oriented towards middle and upper-middle income consumers and are designed to provide a “one-stop” shopping experience by offering a wide selection of quality products with a high level of service. We tailor the product mix of each Jumbo hypermarket according to the preferences of consumers of each specific community. In recent years, we believe Chilean consumers have shown an increasing preference for food stores that offer not only a wide variety of traditional food and non-food items, but also an expanded assortment of prepared items and fresh fruits and vegetables. To respond to this trend, we have decided to upgrade, and continue to upgrade existing departments with product categories, such as the textiles, electronics and home appliance departments. This strategy allows us to provide consumers with a wider selection of food products and services, while shifting our sales mix toward higher-margin products.

Supermarkets At December 31, 2013, we operated 187 supermarkets in Chile under the Santa Isabel and Jumbo Express brands with selling areas ranging from 350 square meters to 3,000 square meters. As of December 31, 2013, we operated 187 supermarkets with total selling space of 266,661 square meters.

The following table sets forth certain performance metrics related to our supermarkets in Chile for the periods presented:

	Year ended December 31
	2013(*)	2012	2011
Number of stores	187	171	157
Total selling space (square meters)	266,661	238,013	222,395

(*)	the number of supermarkets has been adjusted in 2013 due to new standards for their classification. Previously some new Jumbo stores of a smaller format (app. 2,500 sq meters) were classified as hypermarkets. The current presentation separates stores by format (supermarket and hypermarkets) instead of by brand.

We operate our supermarkets in Chile mainly under our Santa Isabel brand, which is primarily aimed at the low- to middle-income segment of the Chilean population. Our Santa Isabel stores sell a wide variety of food products and general merchandise items similar to that offered by our Jumbo hypermarkets; however, Santa Isabel stores also offer higher quality merchandise, and convenient locations. In addition, certain Santa Isabel stores feature higher margin specialty departments such as prepared foods, fresh seafood and bakery departments. Santa Isabel also offers products such as alcohol, cosmetics, household and other non-food items. We recently began using our Jumbo brand to open supermarkets aimed at a middle and upper-middle income consumers interested in quality products and a high level of service. These stores mainly market food items with a special focus on fresh fruits and vegetables while offering a wide array of ready-made foods.

Argentina

General

We operated 290 supermarkets in Argentina at December 31, 2013, which together had 519,171 square meters of total selling space. Of our 290 supermarkets in Argentina, 24 were Jumbo stores and 266 were Disco and Super Vea stores at December 31, 2013.

The following table sets forth certain information regarding our supermarkets in Argentina as of and for the periods indicated:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Number of stores	290	288	269
Total selling space (square meters)	519,171	522,416	502,682
Average sales per store	6,162	6,083	5,776
Sales per square meter	3.44	3.35	3.09
Increase (decrease) in same-store sales	17.3%	18.5%	22.5%

(1)	Except numbers of stores, selling space and same-store sales.

Hypermarkets. We opened our first Jumbo hypermarket in Argentina in 1982. Our Jumbo hypermarkets and supermarkets are our largest stores in Argentina and have selling areas ranging from 3,000 square meters to 12,223 square meters. As of December 31, 2013, we operated 21 Jumbo hypermarkets in Argentina, 18 of which are located in the Buenos Aires metropolitan area.

The following table sets forth certain performance metrics related to our hypermarkets in Argentina for the periods presented:

	Year ended December 31,
	2013 (*)	2012	2011
Number of stores	21	24	21
Total selling space (square meters)	154,100	162,499	163,902

(*)	The number of hypermarkets has been adjusted in 2013 due to new standards for their classification. Previously some new Jumbo stores of a smaller format (app. 2,500 sq meters) were classified as hypermarkets. The current presentation separates stores by format (supermarket and hypermarkets) instead of by brand.

As in Chile and Colombia, the target market of our Jumbo hypermarkets in Argentina is primarily the middle to upper-middle income segment of the Argentine population. Our Jumbo hypermarkets are generally open 14 to 15 hours per day, depending on location, and have flexible closing hours to accommodate the requirements of the local community. In recent years, upper- and middle-class consumers have shown an increasing preference for food stores that offer not only a wide variety of traditional food and non-food items, but also an expanded assortment of prepared items and fresh fruits and vegetables. Thus, we choose our product mix according to the socioeconomic make-up of the customers at each hypermarket. Each of our Jumbo hypermarkets in Argentina has an area dedicated to customer parking.

As in Chile, our Jumbo hypermarkets in Argentina offer a wide range of food and non-food items, including fresh fruits and vegetables, baked goods, fresh meats and other grocery items. We select our products according to quality and value rather than looking to offer the lowest price products in the market.

Supermarkets. Our supermarkets in Argetina operate under the Disco and Super Vea brands. Disco was founded in 1961 as a small grocery store and was acquired by Ahold in 1998. We acquired Disco on November 1, 2004 for approximately U.S.$315 million. This acquisition added 234 strategically located supermarkets to our operations in Argentina, thus adding an important presence in the city of Buenos Aires. Disco’s strategy has been to segment its stores into “service-oriented” (Disco) and “price-oriented” (Super Vea) formats. Disco also operates a virtual supermarket (Disco Virtual) which allows customers to place orders by telephone and over the internet for home delivery in the Buenos Aires and Córdoba metropolitan areas.

The following table sets forth certain performance metrics related to our supermarkets in Argentina for the periods presented:

	Year ended December 31,
	2013(*)	2012	2011
Number of stores	269	266	264
Total selling space (square meters)	365,071	359,917	359,917

(*)	The number of supermarkets has been adjusted in 2013 due to new standards for their classification. Previously some new Jumbo stores of a smaller format (app. 2,500 sq meters) were classified as hypermarkets. The current presentation separates stores by format (supermarket and hypermarkets) instead of by brand.

The target market of our Disco stores is primarily the middle- and high-income segment of the Argentine population. Disco has a service-oriented format and offers a wide variety of products and services to our customers. This format caters to more affluent customers who are willing to pay a premium for higher quality products, a more personalized service and a broader product assortment. To emphasize the service concept, Disco offers a wide variety of services, including internet purchasing options (Disco Virtual), photo developing services (Disco Foto), an in-store credit card (Discocard or Válida), a loyalty program (Discollus) and a system for customers to pay their utility bills at the checkout (Discolago).

We also operate price-oriented stores under the Super Vea brand, which target primarily the low- and middle-income segment of the Argentine population. Super Vea stores are primarily concentrated in the Cuyo (San Juan and Mendoza) and Northwest (Tucumán, Salta, Catamarca and Santiago del Estero) regions of Argentina and offer a lower level of services with a higher proportion of secondary brands and private labels.

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

As of December 31, 2013, we operated 221 stores in Brazil which together had 596,746 square meters of total selling space. Of these 221 stores, we operate 88 GBarbosa supermarkets, 81 Bretas stores, 5 Perini stores, 6 Mercantil Rodrigues stores and 40 Prezunic stores. In addition to these, we also operate 152 locations in numerous formats such as Eletro-show stores, pharmacies, gas station and delicatessen under our GBarbosa, Bretas and Perini brands in Brazil. For the year ended December 31, 2013, our supermarkets in Brazil generated revenues from ordinary activities of Ch$2,003,898 million, representing 19.4% of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain performance metrics related to our supermarkets in Brazil for the periods presented:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Number of stores	221	204	152
Total selling space (square meters)	596,746	552,764	391,485
Average sales per store	9,067	10,220	10,211
Sales per square meter	3.36	4.00	4.08
Increase (decrease) in same-store sales	-0.5%	0.5%	1.4%

*	Excluding Eletro-show stores and pharmacies operating under the GBarbosa brand. See “—Other Operations—Electronic Stores” and “—Other Operations—Pharmacies.”
(1)	Except numbers of stores, selling space and same-store sales.

GBarbosa. As of December 31, 2013, we operated 88 GBarbosa supermarkets in Brazil. Additionally, under the GBarbosa brand we also offer financial services to our customers in Brazil.

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

Mercantil Rodrigues. At December 31, 2013, we also owned and operated 7 Mercantil Rodrigues cash and carry in Brazil. Mercantil Rodrigues offer a wide range of food items, including fresh fruits and vegetables, baked goods, fresh meats and other grocery items.

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

Perini. On July 5, 2010, we acquired 100% of the outstanding shares of Perini Comercial do Alimento Ltda., operator of the four-store chain of Perini supermarkets in the city of Salvador da Bahia in Brazil, for approximately U.S.$27.7 million (approximately Ch$14,899 million). Perini is a well-known brand in Brazil with 47 years in the market that targets the high-end retail customer segment and complements our business portfolio in Brazil. In addition to the four Perini stores in the city of Salvador da Bahia, we also acquired four additional points of sales inside shopping centers, with a total sales area of 4,900 square meters, and two distribution centers. In 2012, we opened a new Perini store in the city of Recife inside the Riomar shopping center and closed one distribution center. We currently operate five stores that are serviced by a single distribution center. Bretas. On October 31, 2010, we acquired 100% of the outstanding shares of Irmaos Bretas Filhos e Cía. Ltda., operator of the 63-store chain of Bretas supermarkets in the state of Minas Gerais in Brazil, for approximately U.S.$705 million (approximately Ch$336,630 million). Bretas is a well-known brand in Brazil with 56 years in the supermarket industry. In addition to the 63 Bretas stores, we also acquired 10 additional gas stations, and two distribution centers.

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

Peru

On January 31, 2008, we acquired 100% of the shares of GSW S.A., operating under the brand name Wong in Peru, for approximately U.S.$467 million (approximately Ch$217,295 million). As of December 31, 2013, we operated 89 Wong and Metro hypermarkets and supermarkets in Peru which together had 259,360 square meters of total retail selling space. For the year ended December 31, 2013, our stores in Peru generated revenues from ordinary activities of Ch$745,470 million, representing 7.2% our consolidated revenues from ordinary activities for such period.

The following table sets forth certain performance metrics related to our Wong and Metro supermarkets and hypermarkets in Peru for the periods presented:

	Year ended December 31,
	2013	2012	2011
	(in millions of nominal Ch$)(1)
Number of stores	87	86	74
Total selling space (square meters)	259,360	258,762	233,331
Average sales per store	8,569	8,332	8,439
Sales per square meter	2.87	2.77	2.68
Increase (decrease) in same-store sales	1.5%	4.2%	6.5%

(1)	Except numbers of stores, selling space and same-store sales.

Hypermarkets. As of December 31, 2013 we operated 73 hypermarkets mainly under our Metro brand in Peru, which had an average selling area of 2,962 square meters. Metro stores carry our full line of products and brands, at a variety of price points. The target market of our Metro stores is primarily the middle- and low-income segment of the Peruvian population.

Supermarkets. As of December 31, 2013 we operated 14 supermarkets in Peru mainly under our Wong brand, which had an average selling area of 2,310 square meters. Our Wong stores carry our full line of products and brands, at a variety of price points. In addition, some Wong stores contain separate specialty retail facilities operated by third parties. The target market of our Wong stores is primarily the middle- and high-income segment of the Peruvian population.

Colombia

On November 30, 2012, we completed the acquisition of Carrefour’s supermarket operations in Colombia, for a total purchase price equal to €2 billion. Carrefour previously operated supermarkets under the “Carrefour” and “Maxi” brand names in Colombia, including 72 hypermarket stores, 16 convenience stores, and four cash and carry stores and gas stations. See “Item 4. Information on the Company—A. History and Development of the Company—History.”

The following table sets forth certain performance metrics related to our supermarkets and hypermarkets in Colombia for the periods presented:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Number of stores	100	96	—
Total selling space (square meters)	428,469	416,699	—
Average sales per store	9,184	1,202	—
Sales per square meter	2.14	0.28	—
Increase (decrease) in same-store sales	-7.4%	*	—

*	No same store sales data is available for supermarkets in Colombia as no comparable stores were part of operations in 2011
(1)	Except number of stores, selling space and same-store sales.

As of December 31, 2013 the hypermarkets we operated in Colombia had an average selling space 4,284 square meters. These stores carry a varied assortment of goods at a variety of price points. Cencosud completed the rebranding of these supermarkets in the third quarter of 2013, bringing to the Colombian market its Jumbo and Metro brands. As in the other countries where we operate, Jumbo hypermarkets are primeraly targeted at the upper- to middle-income segment of the population offering a wide range of imported products with high quality standards for its perishables and service. As in Peru our Metro hypermarkets target the mid to lower income segment of the population and have a more promotional approach offering a combination of competitive pricing through specific promotional activities and lower degree of service relative to Jumbo while trying to offer the highest quality product available at those prices.

Hypermarkets. As in Chile and Argentina, the target market of our Jumbo hypermarkets in Colombia is primarily the middle to upper-middle income segment of the Colombian population. Our Jumbo hypermarkets are generally open 14 to 15 hours per day, depending on location, and have flexible closing hours to accommodate the requirements of the local community. After the acquisition of Carrefour´s supermarket operations in Colombia Cencosud chose to rebrand locations aimed at this time of consumer under its flagship Jumbo brand. Cencosud aims to take best practices from its operations in Chileand Argentina to Colombia, taking its focus on food and particularly perishable items in conjunction to its service focus to the Colombian consumer. Our Jumbo locations are usually situated in areas of the country that support the need for a upper-middle income focused store and they adapt their product assortment to the needs of each community.

In addition to its Jumbo hypermarket operations in Colombia, Cencosud also operates hypermarkets under its Metro brand. These hypermarkets have a greater focus on the middle-low income segment of the population. These stores are usually open 14 to 15 hours a day, depending on location and have flexible closing hours to accommodate the needs of the local community. Unlike Jumbo hypermarkets, Metro has a greater focus on promotional strategies for its clients and is aimed at those that value price without neglecting quality.

Total selling space for our hypermarkets in Colombia is of 428,469 square meters.

Supermarket. Our supermarkets in Colombia operate under the Metro Express brand. These locations are aimed at a consumer that values proximity to a “one-stop shop” location. As of December 31, 2013, Cencosud operated 21 stores under this brand with a total selling space of 4,605 square meters. These supermarkets offer a limited variety of products due to the size of the locations.

Home improvement stores

General

In 1993 we opened our first Easy home improvement store segment in Chile and, since 2002, we have rapidly expanded our home improvement operations. As of December 31, 2013, we operated 82 Easy home improvement stores in Argentina, Chile and Colombia dedicated to home improvement, hobbies and construction. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of selling space, based on our comparisons against information from public filings of our main competitors as of December 31, 2013, and on information provided in the report by Planet Retail, a third-party research company, dated as of that date. In October 2008, we opened the first home improvement store in Colombia, where we operate nine stores and 75,732 square meters of selling space at December 31, 2013. For the year ended December 31, 2013, our home improvement stores generated revenues from ordinary activities, gross margin and Adjusted EBITDA of Ch$1,176,890 million, Ch$389,487 million and Ch$99,523 million, respectively.

Our home improvement operations have expanded through organic growth and several acquisitions over the past three years. The following table sets forth, for the periods indicated, information regarding the expansion of our home improvement operations:

	Year ended December 31,
	2013		2012	2011
	(in millions of Ch$)(1)
Number of stores	89		82	81
Total selling space (square meters)	757,074		705,933	703,170
Average sales per store	13,858	(2)	12,964	11,712
Sales per square meter	1.68	(2)	1.25	1.35

(1)	Except numbers of stores, selling space and same-store sales.
(2)	Excludes Colombian Stores opened in the month of December.

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our home improvement stores per country:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)
Revenues from ordinary activities
Chile	448,703	400,375	367,483
Argentina	682,010	619,985	541,778
Colombia	46,177	42,727	39,380
Total	1,176,890	1,063,086	948,641

Chile

In Chile, we operate our home improvement store business through 32 Easy home improvement stores, of which 13 are located in the Santiago metropolitan region and the rest throughout the various regions of Chile. For the years ended December 31, 2013, 2012 and 2011, Easy home improvement stores in Chile generated revenues from ordinary activities of Ch$ 448,703 million, Ch$ 400,375 million and Ch$367,483 million, respectively, representing 4.3%, 4.4% and 4.8% of our consolidated revenues from ordinary activities during those periods.

The following table sets forth certain performance metrics related to our Easy home improvement stores in Chile for the periods presented:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Number of stores	32	31	29
Total selling space (square meters)	307,853	299,806	276,325
Average sales per store	14,022	12,915	12,672
Sales per square meter	1.46	1.34	1.33
Increase (decrease) in same-store sales	6.1%	6.3%	4.9%

(1)	Except numbers of stores, selling space and same-store sales.

Our Easy home improvement stores are oriented toward three groups of consumers: professional construction contractors and home improvement professionals, people interested in “do-it-yourself” projects and hobby enthusiasts. Each store is designed to provide customers with a “one-stop” shopping experience for home improvement needs. Our Easy home improvement stores offer a wide variety of home improvement items, including hardware, tools, construction and plumbing materials, electrical products, sporting goods, gardening supplies and other household wares. To complement our products and enhance service, each of our Easy home improvement stores also provides for free, or at a nominal charge, technical advice, home delivery, recommended contractors or builders, and cutting of wood and steel. Additionally, Easy allows customers to return unused products for any reason within a certain period of time.

Easy has a centralized purchasing model based on demand forecasting. However, each store can generate its own supplementary purchases. Price and commercial terms are overseen by different business managers in charge of negotiating with major providers. The product mix is determined based on the needs of the particular community that the store serves. Each year a commercial agreement is signed with each of our suppliers. These commercial agreements are standard for all suppliers and cover the terms on which goods are bought by Easy including volume, discounts, marketing expenses born by the supplier, fees charged for the use of space in the store, logistics expenses, and space in new stores. At December 31, 2013, our Easy home improvement stores in Chile have an average selling area of ranging from 3,266 square meters to 14,469 square meters, with an average of 9,620 square meters of selling area. Each of our Easy home improvement stores has easily accessible car parking and many are located at our shopping centers. Our Easy home improvement stores offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials; and (v) agricultural products.

Argentina

In Argentina, we operate our home improvement store business through 48 Easy and Blaisten home improvement stores, which had 373,490 square meters of total selling space as of December 31, 2013. For year ended December 31, 2013, our home improvement stores in Argentina generated revenues from ordinary activities of Ch$ 682,010 million, representing 6.6% of our consolidated revenues from ordinary activities during such period.

The following table sets forth certain performance metrics related to our Easy home improvement stores in Argentina for the periods presented:

	Year ended December 31,
	2013		2012	2011
	(in millions of Ch$)(1)
Number of stores	48		47	48
Total selling space (square meters)	373,490	(2)	369,067	391,485
Average sales per store	14,209		13,191	11,287
Sales per square meter	1.83		1.67	1.38
Increase (decrease) in same-store sales	30.3%		26.6%	32.3%

(1)	Except numbers of stores, selling space and same-store sales.
(2)	Methodology for the calculation of selling space was modified in 2013 to exclude aisles and cashier space.

Our home improvement business in Argentina has expanded rapidly over the past few years, primarily through the acquisition of four former Home Depot stores in 2002 and nine Blaisten stores in 2008. Our home improvement stores are located in 14 provinces of Argentina and include 11stores in the Buenos Aires federal district and 23 in the Buenos Aires province. At December 31, 2013, our Easy and Blaisten home improvement stores in Argentina have an average of 7,781 square meters of selling space. Each of our Easy home improvement stores in Argentina has easily accessible car parking and many are located at our shopping centers.

Our Easy home improvement stores in Argentina offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials and (iv) building and wholesale construction materials.

Colombia

In May 2007, we entered into a joint venture with Casino to develop the home improvement store business in Colombia, and subsequently acquired 100% ownership of the joint venture. In October 2008, we opened our first Easy home improvement store in Bogota, and as of December 31, 2013 we operated nine Easy home improvement stores. For the year ended December 31, 2013, our Easy home improvement stores in Colombia generated revenues from ordinary activities of Ch$46,177 million, representing 0.4% of our consolidated revenues from ordinary activities for such period. Eight of our Easy home improvement stores are located in Bogota and one is located in the city of Medellin.

The following table sets forth certain performance metrics related to our Easy home improvement stores in Colombia for the periods presented:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Number of stores	9	4	4
Total selling space (square meters)	75,732	37,060	35,360
Average sales per store	5,131	10,682	9,845
Sales per square meter	0.61	1.15	1.11
Increase (decrease) in same-store sales	0.3%	4.1%	11.8%

(1)	Except numbers of stores, selling space and same-store sales.

Our Easy home improvement stores in Colombia have selling areas ranging from 8,168 square meters to 9,895 square meters, with an average selling area of 8,414 square meters. Each of our Easy home improvement stores has easily accessible car parking.

Our Easy home improvement stores in Colombia offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials and (v) agricultural products.

Department Stores

We entered the department store business in March 2005 through the acquisition of Empresas Almacenes Paris S.A., one of Chile’s leading department stores in terms of sales and number of stores. The principal activity of Paris is the retail sale of clothing products (including clothes for women, men and children, shoes and accessories) which represent approximately 53% of Paris’ sales, as well as of household goods, electronics and technology products which represent the other 47% of Paris’ sales, each as of December 31, 2013. As of December 31, 2013, we estimate that we were the second-largest department store operator in Chile, in terms of sales. Based on our comparison against information from public filings of our main competitors as of December 31, 2013, we also believe we have the largest selling space for department stores in Chile.

As of December 31, 2013, we operated 40 Paris department stores and 37 Johnson department stores in Chile, which together had 371,891 square meters of total selling space. In Peru, our Paris store operations comprise six stores with 32,222 square meters of selling space. For the years ended December 31 2013, 2012 and 2011, our department stores generated revenues from ordinary activities of Ch$ 970,360 million, Ch$886,075 million and Ch$690,772 million, respectively, representing 9.4%, 9.7% and 9.4% of our consolidated revenues from ordinary activities for such periods. The following table sets forth certain performance metrics related to our department stores in Chile for the periods presented:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Number of stores	77	78	35
Total selling space (square meters)	371,891	377,191	272,388
Average sales per store	12,413	11,360	19,736
Sales per square meter	2.57	2.35	2.54
Increase (decrease) in same-store sales	4.7%	5.3%	5.2%

(1)	Except numbers of stores, selling space and same-store sales.

Chile

Our Paris department stores in Chile have selling areas ranging from 2,568 square meters to 11,872 square meters, with an average selling area of 6,704 square meters. In our Johnson format in Chile, we have selling areas ranging from 454 square meters to 5,718 square meters, with an average selling area of 2,967 square meters.

Our Paris department stores carry a variety of products, including (i) clothing, (ii) accessories and cosmetics, (iii) home décor, (iv) electronic and household appliances, (v) sporting goods, and (vi) footwear. Our Paris department stores currently carry private label products under the brands Opposite, Alaniz, Tribu, Attimo, Rainforest, Greenfield, Suburbia, Muv, Fes, Yoko and Aussie, among others. During the year ended December 31, 2013, our private label products in the department store segment represented 25% of our department store revenues.

Peru

The following table sets forth certain performance metrics related to our department stores in Peru for the periods presented:

	Year ended December 31,
	2013		2012	2011
	(in millions of Ch$)(1)
Number of stores	6		—	—
Total selling space (square meters)	32,222		—	—
Average sales per store	2,430		—	—
Sales per square meter	0.45		—	—
Increase (decrease) in same-store sales	—	*	—	—

*	Paris operations were launched in 2013

Our Paris department stores operations in Peru were launched in 2013 have selling areas ranging from 3,543 square meters to 7,970 square meters, with an average selling area of 5,370 square meters.

Shopping Centers

General

We are a regional operator of shopping centers in Latin America with operations in Chile, Argentina, Peru and Colombia. We are the largest operator of shopping centers in Argentina and the second in Chile in terms of total area for lease, on the basis of our comparisons with public information of our main competitors. We had a total leasable area of 1,876,753 square meters December 31, 2013. We are owners and operators of 25 shopping centers in Chile, 18 in Argentina and three in Peru, in addition to having the majority stake in two shopping centers in Colombia.

Within the shopping center business, we operate the following formats:

•	Mega Center (1): Shopping Centers over 100,000 square meters of gross leasable area, or GLA, containing mixed-use space, anchor stores, satellite shops, medical centers, offices and hotels.

•	Regional (3): Shopping Centers up to 100,000 square meters of GLA with impact on multiple geographic areas, anchors, satellites and medical centers.

•	Neighborhood (20): Shopping Malls with up 70,000 square meters of GLA with areas of influence in the surrounding communities, with anchors, satellites and in some cases medical centers.

•	Factory (3): Shopping Centers for discount brands.

•	Power Centers (17): Centers of up to 35,000 square meters of GLA including a maximum of two Anchor stores and a small number of local satellite stores.

•	Strip Centers (2): Centers with up to 10,000 square meters of GLA with one anchor store with a maximum of 5,000 square meters, plus an additional satellite store.

In Chile and Argentina, almost all of our shopping center formats host a Jumbo hypermarket, an Easy home improvement store, and in Chile and Peru they host a Paris department store while also housing other third party business. Cencosud seeks to attract more traffic by meeting the consumers’ needs in a better fashion and by improving the overall shopping experience.

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our shopping centers per country:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)
Revenues from ordinary activities
Chile	112,838	93,091	64,501
Argentina	69,297	65,468	59,661
Peru	14,555	6,903	5,565
Colombia	8,642	819	0
Total	205,332	166,281	129,727

Chile

In Chile, Cencosud is the second largest mall operator, and owns and operates 25 shopping centers with 97% occupancy and with over 1 million square meters, under the following formats Mega Center, Regional, Neighborhood, Strip Centers and Power Centers.

The shopping centers are located throughout Chile, having nine shopping centers located in Santiago and 16 regions. During 2012 we opened Costanera Center, the first mixed-use Mega Center in Chile and one of the largest and most successful in the Latin American shopping center industry. The waterfront project also comprises four office towers and a hotel, within the project. Costanera Tower stands out as the tallest in Latin America with a total height of 300 meters. The mall itself is six stores high with segmented levels by categories, which marks another step towards the innovation taken by Cencosud in the industry. The Shopping center boasts a marketable area of 137,000 square meters and over 300 stores.

Additionally Cencosud operates Alto Las Condes, a regional shopping center located in the city of Santiago, nine Neighborhood shopping centers in Santiago under the brand Portal (La Dehesa, La Florida, Nuñoa and La Reina ) and five in the interior (Bellotto, Rancagua, Talcahuano, Temuco, Osorno), plus14 Power Centers across the country.

The following table shows certain information regarding the shopping centers we own in Chile as of and for the year ended December 31, 2013.

Chile	Number of Malls	GLA Third Parties	GLA Related Parties	GLA Total
		(square meters)
Mega Center	1	99,774	34,864	134,638
Regional	1	74,559	43,362	117,920
Neighborhood	9	218,889	261,036	479,925
Power Center	14	19,197	333,466	352,663

Total	25	412,418	672,728	1,085,146

Argentina

Cencosud is the first shopping center operator in Argentina, with a market share estimated at 45%, and a total GLA of over 600,000 square meters in the country, with 18 shopping centers with 98% occupancy.

In Argentina, Cencosud owns and operates five different formats: Regional, Neighborhood, Factory, Power Centers and Strip Centers. Eleven of these are located in the province of Buenos Aires, and seven in the interior (Neuquén, Mendoza, Rosario, Salta, La Rioja, and Tucumán Trewel).

Unicenter, based in Buenos Aires, is the main regional shopping center in the country. Cencosud also operates 10 Neighborhood shopping centers under the brand Portal and three Factories (Brown Park, Quilmes, San Martin), one Strip Center and two Power Centers (La Rioja and Tortuguitas).

Marketing strategies and advertising, along with the creation of an attractive and efficient operational mix, have positioned us at the top in terms of brand recognition as evidenced by the rankings compiled by various industry magazines.

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

The following table presents certain information regarding the shopping centers we own in Argentina as of December 31, 2013.

Argentina	Number of Malls	GLA Third Parties	GLA Related Parties	GLA Total
		(square meters)
Regional	1	72,376	23,723	96,098
Neighborhood	10	130,478	259,593	390,071
Factory	3	30,637	81,642	112,278
Power Center	3	7,443	58,125	65,568
Strip Center	1	477	4,180	4,657

Total	18	241,410	427,263	668,673

Peru

In Peru, Cencosud owns and operates three malls, with a GLA of 88,719 square meters, a regional shopping center called Plaza Lima Sur located in Lima, a Neighborhood mall in the city of Arequipa, called Arequipa Center and a Strip Center called Bajada Balta in Lima.

The following table presents certain information regarding the shopping centers we own in Peru as of December 31, 2013:

Peru	Number of Malls	GLA Third Parties	GLA Related Parties	GLA Total
	(square meters)
Regional	1	40,277	13,024	53,301
Neighborhood	1	17,085	12,579	29,664
Strip Center	1	1,026	4,728	5,754

Total	3	58,388	30,331	88,719

Colombia

In Colombia, Cencosud has a majority stake in two shopping centers, El Limonar Shopping Center in the city of Cali with a total of 154 stores and Shopping Center Santa Ana with 54 stores in the city of Bogotá, altogether totaling 34,094 square meters of GLA.

Financial Services

General

Our financial services division was established in 2003 when we launched our “Jumbo Más” credit card. With our acquisition of Paris in 2005, we obtained our predecessor’s credit card accounts and thus significantly expanded our credit card business. We rolled out a single Cencosud brand for our credit cards throughout our operations in South America, which will allow us to take a greater advantage of the “Cencosud” brand as well as to achieve greater operational efficiencies, and will make us able to consolidate under one common database all relevant information for our customers. Through this strategy, we expect to achieve higher penetration of our credit card business as we encourage consumers to use our credit cards rather than third-party cards, such as Visa or MasterCard. In Chile, during the year ended December 31, 2013, 43.0% of total sales in department stores, 13.2% in supermarkets and 20.5% in home improvement stores, were paid with one of our credit cards. As of December 31, 2013, we had over 5.5 million active credit card accounts. Our financial services operations also include joint ventures in Brazil and Colombia and an insurance brokerage in Chile.

Cencosud has deemed this a non-core business and attempted to divest from its loan portfolio and form a joint venture for its Financial Services business in Chile and Argentina during the 2013 period. An MoU was signed during the period for the divesting and forming of the joint Venture. The agreement was later terminated. Cencosud may try to reach a similar agreement in the future.

The following table sets forth, for the periods indicated, the revenues from ordinary activities from our financial services operations per country, with 71.7% of such revenues from ordinary activities coming from Chile, as of December 31, 2013:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)
Revenues from ordinary activities
Chile	206,882	223,726	222,560
Argentina	44,740	41,238	31,915
Brazil(1)	3,983	3,676	4,657
Peru	25,347	13,614	8,741
Colombia(2)	7,581	425
Total	288,533	282,254	267,874

(1)	Joint venture with Banco Bradesco
(2)	Joint Venture with Colpatria

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

Business Definition

The financial services business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings the Company provides through each of its retail business units and is aimed at building long-term relationships with our customers. The largest percentage of the financial retail business corresponds to the Cencosud Credit Card in Chile, which has been operating for more than 20 years. The card’s market penetration is less pronounced in other countries, such as Peru where it has been available for three years and one year under the name of Banco Cencosud Peru. In addition, the Company is working with Banco Bradesco in Brazil to develop its financial business in that country, and with Banco Colpatria in another joint venture to offer financial services to clients in Colombia.

Risk Model

Foundations:

The Risk Management Model is tightly linked to the large-scale and fragmented nature of the retail cardholder portfolio with a very large volume of cardholders (more than 5,000,000 in the region) and average debt per cardholder of around U.S.$500.

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

Chile

Credit cards

We are engaged in the credit card business in Chile through the issuance of our Cencosud credit cards, which have a strong presence in our stores and can be used in more than 290 affiliated businesses. As of December 31, 2013, we had approximately 2,144,552 active credit card accounts in Chile. Through our Cencosud card, we have increased the purchasing power of our middle- and low-income clients, who generally do not have credit offers with other institutions, and are generally unable to bear the fixed costs charged by other credit cards.

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

Our Cencosud credit cards offer a single credit card with features including monthly payments of minimum charge, revolving credit and installment loans. In addition, when using our Cencosud credit cards, customers also receive added benefits such as access to discounts and special offers and accumulation of points, which are usable in our loyalty program and can later be used to make purchases in our stores. Cardholders are charged administrative fees, and interest charges are based on individual extensions of credit. The average monthly interest rate charged to cardholders as of December 31, 2013, 2012 and 2011 was 3.35%, 3.27% and 3.02%, respectively. We adjust the interest rates on our credit cards regularly in response to costs of funding and standard rates in the industry. The revolving interest rates charged to cardholders are floating.

The following table sets forth the credit cards sales by Jumbo, Santa Isabel, Easy and Paris in Chile and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2013		2012		2011
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$)(1)
Jumbo	276,449	17.6%	264,586	18.58%	248,094	20.5%
Santa Isabel	74,470	6,8%	83,146	8.04%	78,491	8.1%
Easy	109.803	20.,5%	95,517	19.95%	91,231	20.8%
Paris	426,533	46.0%	430,019	49.42%	425,599	53.3%
Johnson	46.384	26.9%	0	0	0	0
Total(2)	933,639	21.7%	873,269	22.94%	843,415	24.7%

(1)	Except percentages.
(2)	Includes value added taxes.

The table below sets forth information with respect to our credit card receivables in Chile:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Portfolio Status
Performing(2)	406,239	401,360	394,817
Past due:
31-89 days	20,542	25,116	26,732
90-180 days	17,106	20,923	25,247
181-365 days		—	—
Total	443,888	447,400	446,795
Over 365 days and legal proceedings(3)		—	—
Loan loss allowance as % of past due loans	77.01%	67.2%	61.7%
Loan loss allowance as % of all loans(4)	6.53%	6.9%	7.2%

(1)	Except percentages.
(2)	Performing loans not past due more than 30 days.
(3)	Entire portfolio written off. These claims are subject to a 100% allowance.
(4)	Loan loss allowance does not include Ch$3,533 million of anti-cyclical provisions

The following table sets forth certain information regarding our non-performing loans and write-offs, for the periods indicated:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Non-performing loans as % of total loans	8.48%	10.29%	11.6%
Total write-offs	57,018	69,980	56,329
Average monthly write-offs as % of total loans	1.07%	1.30%	1.1%

(1)	Except percentages.

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offering extended warranties for certain of the electronic products sold at our stores. We also offer other attractive insurance plans to our existing retail customers. Our insurance activities focus on the sale of life, medical, unemployment, home and car insurance, in simple formats and at accessible rates focusing on underserved socio-economic segments. Our insurance products are sold through our distribution channels and are supported by telemarketing and personalized marketing to customers in Paris and Jumbo stores. During the years ended December 31, 2013, 2012 and 2011, our insurance activities in Chile generated revenues from ordinary activities of Ch$ 21,513 million, Ch$25,769 million and Ch$26,553 million, respectively, representing approximately 0.2% of our consolidated revenues from ordinary activities for such periods. These figures do not include extended warranty proceeds, which are booked in the retail division.

Argentina

Credit cards

In Argentina we operate a credit card business for each of our retail brands. The Argentine market for financial services is served by domestic and foreign private banks, public sector banks, credit card operators and retailers. In April 2007, we entered the financial services and insurance markets in Argentina through the launch of our “Tarjeta Más.” As of December 31, 2013, we had issued 1,118,004 Cencosud credit cards. For the year ended December 31, 2013, revenues from our proprietary cards in Argentina represented 0.4% of our total revenue. Through our Cencosud credit card, we have increased the purchasing power of our middle and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards. The following table sets forth the credit cards sales by Jumbo, Disco and Vea, and Easy in Argentina and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2013		2012		2011
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$)(1)
Jumbo	131,306	23.9%	116,142	21.40%	98,863	20.3%
Disco and Vea	92,378	5.5%	75,455	3.9%	59,369	3.9%
Easy(2)	141,033	21.2%	113,925	18.00%	110,03	16.0%
Total	364,717	12.6%	305,522	10.90%	268,262	9.9%

(1)	Except percentages.
(2)	Does not include Blaisten

The following table sets forth certain information regarding our non-performing loans and write-offs in Argentina, for the periods indicated.

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Non-performing loans as % of total loans	3,8%	6.38%	7.8%
Total write-offs	7,226	7,251	1,928
Average monthly write-offs as % of total loans	0.36%	0.47%	0.1%

(1)	Except percentages.

The table below sets forth information with respect to our credit card receivables in Argentina:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)(1)
Portfolio Status
Performing(2)	163,092	120,956	115,998
Past due:		—	—
31-89 days	4,471	4,618	4,571
90-180 days	1,524	2,136	1,792
181-365 days	0.81	1,486	1,316
Total	169,088	129,198	125,781
Over 365 days and legal proceedings(3)	364	370	353
Loan loss allowance as % of past due loans	93.8%	99.1%	124.3%
Loan loss allowance as % of all loans	3.3%	6.3%	7.6%

(1)	Except percentages.
(2)	Performing loans not past due more than 30 days.
(3)	Entire portfolio written off. These claims are subject to a 100% allowance.

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offer extended warranties for certain of the electronic products sold at our stores and to offer other attractive insurance plans to our existing retail customers. In Argentina we offer insurance brokerage in the following areas: personal coverage, life insurance, homeowners and renters insurance, auto insurance, fraud insurance, health insurance, unemployment insurance, extended warranty coverage, pet insurance and others. The products are sold in our own retail chains and are also available via telemarketing through our call center. The insurance business has experienced substantial growth in recent years, and we believe it will continue to grow as new products are introduced and use of insurance in Argentina becomes more widespread. At December 31, 2013, our insurance brokerage operations in Argentina accounted for less than 1.0% of our consolidated revenues from ordinary activities.

Brazil

In Brazil we operate our financial services through a joint venture with Brazil’s Banco Bradesco, under which they operate our Credi-Hiper card, one of the largest private label credit cards in the northern region of Brazil. In 2011, we also granted Banco Bradesco the exclusive right to issue and operate our Cencosud Card (Cartão Cencosud), which will soon replace Credi-Hiper, as well as to offer, within our stores in Brazil, consumer loans, purchase financing and insurance products.

Our relationship with Banco Bradesco began in May 2006, when GBarbosa entered into a five-year operating agreement with Banco Bradesco to jointly operate Credi-Hiper. Credi-Hiper was developed 29 years ago and is a key tool to maintain the loyalty of GBarbosa’s clients, and itto generates a significant portion of GBarbosa’s revenues. In August 2011, GBarbosa amended and restated the agreement with Banco Bradesco and expanded its scope.

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

As consideration for Banco Bradesco’s rights under this agreement, Banco Bradesco agreed to pay up to R$300 million including an upfront payment of R$100 million and two other R$100 million payments that are subject to reaching certain goals with respect to Cencosud credit card revenues. Additionally, with the exception of certain fees charged by Banco Bradesco from customers, the net revenue from the Cencosud credit card operation and the provision of certain other financial services is to be shared equally between Banco Bradesco and us, and we bear 50% of the credit risk associated with the credit cards operated pursuant to this agreement, including defaults in payment and losses. The term of this agreement is 16 years from the execution date, but it can be terminated at any time subject to the payment of certain penalties.

We believe our long-term partnership with Banco Bradesco facilitates the sustainable growth of our financial services segment in Brazil by providing a number of competitive financing alternatives and affordable financial services products to our clients. As of December 31, 2013, we had approximately 1,012,114 active credit card accounts in Brazil.

In the year ended December 31, 2013, 0.2% of our gross revenues in Brazil were derived from our financial services business carried out through Cartão Cencosud cards. Through these cards, we have increased the purchasing power of our middle-income and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards. These cards do not currently have administrative fees, are accepted only in our stores and allow our clients to purchase food and non-food products. We believe that without access to these cards, many of our clients would not be able to afford purchases of higher-priced non-food items. Despite the poor credit background of some of our clients, these cards have low delinquency rates. As of December 31, 2013, 6.2 % of our receivable accounts were outstanding for more than 90 days.

Colombia

In Colombia, we operate our financial services through a joint venture with Colombia’s Banco Colpatria “Colpatria”. Under this agreement, Colpatria is entitled to market private label and cobranded cards in all of Colombia. Private label cards are only accepted in Cencosud Colombia stores while those that are co-branded are internationally accepted. This agreement commenced prior to our acquisition of Carrefour’s supermarket operation in Colombia. Pursuant to the agreement, Colpatria is given selling space in all of our stores to market its financial services to store costumers. Promotional and marketing efforts for this joint venture are carried out by both parties.

Colpatria is responsible for all administrative processes related to the execution of the business such as the approval and upkeep of all credit facilities granted to clients and collection of receivables. Handling of the loan portfolio is the responsibility of Colpatria and all related efforts must be carried out in compliance with rules and under the supervision of the Superintendencia Finaciera de Colombia (“SuperFinanciera”) or any other regulatory body governing the business being carried out. Results from the financial business in Colombia for the year ended December 31, 2013 were included in the supermarket segment.

Profits or losses derived from this joint venture are distributed equally between the parties on a quarterly basis. This joint venture has a term of five years from 2012 being automatically extendable for an additional one year if neither party notifies the other six months prior to the original termination date.

Peru

We aim to provide financial solutions to our customers in order to make our private label cards the primary form of payment used in our supermarkets in Peru.

In August 2011, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. The credit cards are operated through our supermarkets in Peru. In 2011, Cencosud created Banco Cencosud in Peru. In June 2012, we received the operation license from the SBS, and started operations in August 2012 through our Cencosud credit card. Our financial services segment also includes insurance brokerage services in Argentina, Chile, Brazil and Peru. In addition to our private label cards, Cencosud offers Visa and Mastercard credit cards. Currently 40% of our portafolio is under this type of card.

The following table sets forth the credit cards sales by Paris, Metro and Wong in Peru and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2013		2012		2011
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$)(1)
Paris	4,556	26.58%	0	0	0	0
Metro	77,164	14.46%	64,183	12.45%	49,799	10.5%
Wong	3,906	1.27%	2,901	0.99%	2,158	0.7%
Total(2)	85,626	100%	67,084	8.28%	51,957	6.8%

(1)	Except percentages.
(2)	Includes value added taxes.

Other Operations

Electronic stores

As of December 31, 2013 we also operated 73 Eletro-show electronic goods stores in the state of Sergipe in Brazil, through which we sell non-food items. The first Eletro-show store was opened in December 2005. Our Eletro-show stores are operated in small cities where the opening of a traditional store is not viable. This original and cheap format of store contributes to the enhancement of the GBarbosa brand in cities where we do not have other GBarbosa stores.

Our Eletro-show stores consist of small show rooms with up to a dozen products on display plus an online catalogue accessible at the store through in-store computers. Eletro-show stores have an average selling space per store of less than 100 square meters. The main target market is low- and middle-income classes of consumers, who do not have access to internet at home, are not used to making virtual purchases, and do not reside near one of our traditional stores. The store has a number of computers where potential clients can access a wide range of products. Our sales people are available to support the customers in the selection and purchase of desired products. We only sell non-food products in the kiosk. Once a customer places an order for products, we assure delivery within 48 hours. The Eletro-show stores have a separate space for community activities, which enables us to attract more customers. We intend to continue installing kiosks in select locations where there is appropriate demand. At December 31, 2013, our Eletro-show stores accounted for less than 1.0% of our consolidated revenues from ordinary activities.

The following table sets forth certain performance metrics related to our Eletro-show in Brazil for the periods presented:

	Year ended December 31,
	2013	2012	2011
Number of stores	73	55	40
Total selling space (square meters)	8,099	5,516	3,891

The results of our Eletro-show stores are reported under our “supermarkets” segment in our financial statements.

Pharmacies

We also operated 61 pharmacies in Brazil under the GBarbosa brand as of December 31, 2013, which are located inside or adjacent to our GBarbosa supermarkets. At December 31, 2013, our GBarbosa pharmacies accounted for less than 1% of our consolidated revenues from ordinary activities. The results of our GBarbosa pharmacies are reported under our “supermarkets” segment in our financial statements.

As of December 31, 2013, we operated 86 pharmacies in Peru under the Punto Farma Wong and Punta Farma Metro brands, which are located inside or adjacent to our Wong and Metro supermarkets. At December 31, 2013, our Punto Farma pharmacies accounted for less than 0.2% of our consolidated revenues from ordinary activities. The results of our Punto Farma pharmacies are reported under our “supermarkets” segment in our financial statements.

As of December 31, 2013, we operated 39 pharmacies in Colombia under the FarmaSanitas brand, which are located inside or adjacent to our supermarkets acquired from Carrefour in Colombia. At December 31, 2013, our FarmaSanitas pharmacies accounted for less than 0.2% of our consolidated revenues from ordinary activities. The results of our FarmaSanitas pharmacies are reported under our “supermarkets” segment in our financial statements.

Gas stations

We also operate 12 gas stations in Brazil, under the Bretas brand, which are located inside or adjacent to our Bretas supermarkets. At December 31, 2013, our Bretas gas stations accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Bretas gas stations are reported under our “supermarkets” segment in our financial statements.

We also operate 40 gas stations in Colombia, under the Terpel, Chevron and Biomax brands, which are located inside or adjacent to our supermarkets in Colombia. At December 31, 2013, our gas stations in Colombia accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our gas stations in Colombia are reported under our “supermarkets” segment in our financial statements.

Entertainment centers

In Chile and Argentina, we operate ten family entertainment centers under the Aventura brand. Our Aventura entertainment centers offer arcade games, mechanical games, bowling lines, 3D games and even an indoor roller coaster in our Aventura center at Florida Center in Santiago. At December 31, 2013, our Aventura entertainment centers accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Aventura entertainment centers are reported under our “Other” segment in our financial statements.

Loyalty programs

General

For the last 14 years we have invested in loyalty programs designed to reward, retain and attract new customers. Our loyalty programs allow us to develop customer consumption databases which enable us to enhance our merchandise selection and to more effectively target our marketing efforts. Further, our loyalty programs allow us to enhance customer retention by improving our understanding of the buying patterns and preferences of our customers.

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

We believe that our loyalty program strengthen our relationship with our customers and believe that a substantial majority of our sales come from loyalty clients.

In 2014, the alliance between Cencosud – and Aeroplan changed regarding the use of the brand. We decided to develop our own loyalty program, Puntos Cencosud, which was launched on March 28, 2014 with new benefits for customers: including simplifying the redemption system by allowing consumers to redeem loyalty benefits by presenting their ID cards and, the incorporation of Johnson department stores as well as Eurofashion with its brands Umbrale, Foster, Topshop., Topman, u*Kids, Moon by Foster, JJO, Legacy and Women´Secret, as new sponsors. Starting April 1, 2014 customers will earn additional loyalty points at these locations and will be able to redeem their points during the second semester. The new program additionally offers extra bonus points for the use of Cencosud´s private label credit card.

The program is already operating in Colombia and Chile. We are currently planing to replicate the business model in the other countries of the region.

The results of our loyalty programs are reported under our “Other” segment in our financial statements.

Chile

We offer our Nectar loyalty programs in Chile. As of December 31, 2013, we had approximately 3,096,170 million active loyalty members in Chile, and as of the same date, 76% of our sales in Chile came from loyalty club members.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Chile, for the periods indicated.

	Year ended December 31,
	2013		2012		2011
	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)
	(in millions of Ch$, except percentages)
Jumbo	1,570,694	83%	1,428,399	84%	1,211,609	85.3%
Santa Isabel	1.081,173	62%	1,034,326	63%	967,724	62.6%
Easy	436,352	65%	381,974	66%	351,647	67.7%
Paris	933,451	80%	875,538	80%	799,122	81.6%
Total	4,021,670	74%	3,720,237	76%	3,330,102	75.8%

(1)	Percentage that such sales represent of total sales by each of our stores in Chile.

Argentina

In Argentina we also offer our Jumbo Más and Vea Ahorro loyalty programs. As of December 31, 2013, we had 2,069,076 active loyalty club members in Argentina and, as of the same date, 61.0 % of our supermarket sales in Argentina came from loyalty club members.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Argentina, for the periods indicated.

	Year ended December 31,
	2013		2012		2011
	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)
	(in millions of nominal Ar$, except percentages)
Jumbo	3,979	65%	3,333	65%	2,585	66%
Disco	3,892	63%	3,722	66%	3,885	70%
Vea	1,744	14%	494	31%	0	0,0%
Total	9,615	64%	7,549	61%	6,470	68%

(1)	Percentage that such sales represent of total sales by each of our stores in Argentina.

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

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Peru, for the periods indicated.

	Year ended December 31,
	2013		2012		2011
	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)
	(in millions of S/., except percentages)
Wong	1,337	80%	1,302	81.0%	1,076	81%
Metro	2,158	73%	2,230	79.0%	1,720	79%
Total	3,495	76%	3,532	80.0%	2,796	80%

(1)	Percentage that such sales represent of total sales by each of our stores in Peru.

Retail Consumer Banking

Banco Paris

Since 2005, we have owned Banco Paris, a specialty retail consumer bank in Chile. Banco Paris was formerly the Santiago Express division of Banco Santander Santiago, which we acquired in 2005 and registered as a separate bank under the Banco Paris brand with the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, or “SBIF”). As of December 31, 2013, Banco Paris’ network included 29 branches throughout the city of Santiago and various regions of Chile and 39 retail promotional stands within Cencosud retail stores, and is ranked 18th in terms of total loans and accounts receivables among all private sector banks in Chile according to the Chilean Central Bank. At December 31, 2013, Banco Paris accounted for approximately 0.3% of our net revenues.

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

As of December 31, 2013, Banco Paris served more than 555,000 individual customers, with loans outstanding to approximately 552,000 debtors, including approximately 547,000 consumer loans and 7,300 credit card accounts. At the same date, Banco Paris had 49,000 savings accounts and 2,200 time deposits related to individuals.

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

The table below sets forth information with respect to our Banco Paris loan portfolio:

	Year ended December 31,
	2013	2012	2011(1)
	(in millions of Ch$)(2)
Portfolio Status
Performing(3)	239,986	195,293	164,784
Past due:
31-89 days	4,375	6,719	6,467
90-180 days(4)	2,996	5,354	5,421
+ 180 days	456	660	838
Total	247,813	208,025	177,510
Loan loss allowance as % of past due loans	79%	84%	88%
Loan loss allowance as % of all loans	3%	5%	6%

(1)	Includes activities from postponed commissions.
(2)	Except percentages.
(3)	Performing loans not past due more than 30 days. Excludes Chilean credit card portfolio.
(4)	Entire portfolio written off. These claims are subject to a 100% allowance.

Banco Cencosud

In 2011, we established Banco Cencosud in Peru and in June 2012 we received the operation license from the SBS, and started operations in August 2012 through our Cencosud credit card. Banco Cencosud is regulated by the banking, insurance and pensions superintendence of Peru (Superintendencia de Bancos, Seguros y Pensiones).

Prices

Our price strategy varies depending on the format, market and business unit. For our high-end formats, we seek to offer quality and service while for our mid- and low-income formats; we seek to offer competitive prices without compromising service and quality. In addition, for seasonal items, our strategy is to periodically mark down these items until we have sold all seasonal stock. To ensure the maintenance of competitive market prices, we monitor periodically the prices of our competitors and position our prices to keep our competitiveness. Finally, we also support our prices with special offers and also with discounts through our private label credit cards.

Purchasing

We purchase our products from approximately 13,000 suppliers. No single supplier or group of related suppliers accounts for more than 4% of the total products purchased by us in 2013 on a consolidated basis. In addition to local and regional suppliers, we are also able to import products directly from Asia, where we are able to obtain more favorable pricing, and which in turn allows us to negotiate improved purchasing terms with certain suppliers. We believe that the sources and availability of materials for our retail store operations are adequate and will continue to be so for the foreseeable future. We have not experienced any difficulty in obtaining the types or quantities of the merchandise we require on a timely basis and believe that, if any of our current sources of supplies were to become unavailable, alternative sources could be obtained without any material disruption to our business.

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

Our strategy is to develop a portfolio of private brands shared across all countries and business units and to cover the most important categories and developing value added (70%) and first price (30%) brands. To achieve this, in 2009, we assembled a corporate private label team consisting of former employees of consumer goods companies, such as L’Oreal, Unilever, P&G and Nestlé. In 2008, we started to optimize and streamline our brand portfolio from 70 to 53 brands. We also established a private brand development process, a key performance index (KPI), toured retailers worldwide searching for benchmarks, and created network of suppliers, agencies, consultants and research companies to help develop our private label brands. Our Paris department stores currently carry private label products under the brands Tribu, Opposite, Aussy, Greenfield and Alaniz. We have also developed the URB and NEXT brands for our supermarket and home improvement operations.

As a result of these actions, our private label brands continue to grow two to three times faster than the rest of our business, and we expect this trend to continue, not only in term of shares of sales but also in incremental profitability to our business.

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

Supermarkets

Chile

For fast-moving and high-volume sales merchandise, national suppliers distribute products directly to each store. For slow-moving groceries, perishable fruits and vegetables and imported products and meat, distribution is centralized through our distribution centers and delivered by third-party transportation companies. Sales from products delivered to our distribution centers accounted for approximately 39.0% of our sales at December 31, 2013.

We operate in three distribution sites in the Santiago metropolitan region from which we conduct all centralized deliveries to our Jumbo and Santa Isabel stores, including:

•	A 41,000 square meters distribution center that operates in three shifts six days a week and is used to deliver non-perishable products, perishable fruits, vegetables and other refrigerated food categories to Santa Isabel and Jumbo stores. We use a cross-docking system for fresh products that allows fresh products to reach stores in 24 hours. Cross-docking is the practice of receiving goods at a distribution center, which are immediately consolidated with other goods for quick distribution to stores.

•	A 90,000 square meters distribution site used to deliver non-perishable, non-food and textile products. Three quarters of the distribution center are dedicated to imported products and the remainder is used for a cross-docking system of national products that allows products to be shipped in less than 24 hours.

•	A 2,500 square meters distribution center that is used for storage and delivery of imported fresh meat.

As of the second quarter of 2013, our 3,000 square meters cross-docking center in Concepcion was fully operational, servicing our 19 stores in the city, thus improving our lead time and service with smaller local trucks.

Frozen products (imported and national) are stored and delivered using a third-party logistics provider.

In order to achieve operational efficiencies, during 2011 we increased the use of our centralized distribution system for Jumbo stores in the Santiago metropolitan region, primarily for non-perishable products and fruit and vegetables. During 2013 we finished the implementation of McKinsey’s “Lean Logistics Project,” which reviewed and rationalized our warehouse procedures. We use a SAP-based automatic replenishment system for all products stored in our distribution centers with the goal of increasing availability of products and maintaining lower inventories. During 2013 we improved our fresh products picking with Voice Picking technology obtaining a more accurate delivery.

Deliveries are made using external carriers. Freight contracts are generally signed for three- or four-year periods, and include a rate adjustment based on changes in oil prices, exchange rates and other factors.

Argentina

Distribution to our stores in Argentina is centralized from three distribution centers located in Buenos Aires, Cuyo and Córdoba, and a transfer site in Tucuman totaling 153,000 square meters, which together accounted for 80.0% of our supermarket sales in Argentina in 2013, including meat and bakery products. Approximately 20% of our products are distributed to our stores directly by our suppliers.

Each distribution center supports between 60 and 120 specific stores in a five to six days a week basis, running both a stock operation of national and imported products and a cross-docking operation for fresh vegetable and fruits, and a share of groceries received from national suppliers. All operations are supported by a warehouse management system and radio frequency technology (consisting of a special chip attached to our products which can be later detected by antennas, allowing real-time knowledge about the location of our products). During 2013 we conducted an important nationwide upgrade of our communication hardware. We also completed and modernized our forklift park.

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

In order to increase our capacity and productivity, we rolled out the voice picking software to the Mendoza Distribution Center. This technology gives our employees free use of their hands, thus improving their productivity and safety.

All trucks are provided by third-party companies pursuant to one- to three-year contracts.

In December 2013, our distribution center in the Argentine city of Cordoba was stormed and damaged in the middle of civil unrest that was occurring in the city as a product of a civil servant strike. Losses from this were covered by insurance, for which we expect a recovery in the amount of U.S$ 1,169,446, and they have been recorded in our profit (loss) line for the period. We should see recoveries tied to insurance coverage for this event during 2014. No insurance payments were received during the 2013 period. This distribution center has since resumed operations.

Brazil

We currently use three distribution centers for our GBarbosa stores in the north east of Brazil, totaling approximately 51,000 square meters. They are located in Aracaju (32,000 square meters), Salvador da Bahia (21,000 square meters) and Fortaleza (8,000 square meters). Our distribution centers accounted for approximately 80% of our sales as of December 31, 2013. The GBarbosa distribution centers run a dry and fresh goods stock operation. The rented distribution Center in Salvador was increased to 21,000 square meters in order to support our increased operations in the State of Bahia in 2013, and reduce transportation costs from other distribution centers. Deliveries to GBarbosa stores are made primarily through external carriers although we do own a small fleet of delivery vehicles. Home deliveries are handled entirely by external carriers.

Bretas stores in central Brazil are supported by two distribution centers, totaling approximately 40,000 square meters and a 6,000 square meters warehouse for fresh vegetables in the city of Uberlandia. The two large distribution centers are located in Belo Horizonte (30,000 square meters) and Goiania (10,000 square meters). Both distribution centers store dry goods, vegetables and fresh goods operations. Both distribution centers have staple stock (storage) and cross-docking capabilities, which enable goods received at the distribution center to be stocked and distributed at a later time or distributed immediately to our stores. Currently, the distribution centers include electronic goods for store and home delivery. Products stored in our distribution centers accounted for approximately 60 % of our sales in 2013. Distribution to stores and home deliveries are made entirely by external carriers.

Perini stores in Salvador da Bahia also have their own distribution center located in one store, because of their smaller scale and the higher-quality fresh products offered, Perini stores also receive direct deliveries from suppliers. Perini owns a small fleet of vehicles for distribution to its stores.

Mercantil Rodrigues are stores with high rotation food goods, such as fresh fruits and vegetables, meat and poultry, dairy and others. These stores receive direct deliveries from suppliers.

Our 31 Prezunic stores in the city of Rio de Janeiro were served by a rented distribution center. This distribution center is located in Rio de Janeiro city’s center, has an area of 45,000 square meters and has facilities for dry goods, chilled goods and frozen goods. The distribution to stores are made by a standardized fleet of 21 trucks, which we own, with a complete GPS monitoring system, and a fleet rented from a third party contractor for the peak season. During 2013, we began delivering to nine former Bretas Stores in the Minas Gerais State from our Rio de Janeiro facility.

During the fourth quarter of 2013 we completed the rollout of the SAP ERP to all of the Distribution Centers in Brazil, replacing different legacy systems.

Peru

We operate three distribution centers and three warehouses, which support both Wong and Metro supermarkets and hypermarket stores. The main distribution center is a 26,248 square meter site, owned and used for the cross-docking of fresh vegetables, meat and other food products. Additional rented distribution centers add 29,200 square meters of storage area, for non-food, textile, imported goods, and for home delivery operations of home appliances and other large sized items. During the second quarter of 2013 an important upgrade of SAP warehouse management software and administrative procedures was done, achieving more speed and increasing throughput of our logistic operation in Lima.

Two of the other facilities are situated on the northern coast, and the last one is situated in Lima for storage of frozen and refrigerated goods. Centralized distribution accounts for approximately 76% of Peru supermarkets sales.

Cross-docking of national groceries and fresh-products represents approximately 78% of centralized distribution while a regular in-stock operation is used for distribution of imported products and some categories of national non-food products. We use a SAP-based warehouse management system for our operations. Deliveries are made using external carriers and delivery contracts are negotiated periodically.

Colombia

Our distribution operations in Colombia are conducted through a third party that offers storage services and handling of products. Approximately 60% of our goods sold are handled through one of the three different platforms used by our third-party contractor.

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

Deliveries are made using external carriers. We have different contracts for each distribution zone and type of service required. Contracts are generally negotiated on a two- to three-year basis.

For the Johnson department store chain, we operate a 21,175 square meter rented distribution center located in Santiago. Centralized distribution accounts for all sales. The distribution is made by third-party contractors. Home delivery operations are shared nationwide with Paris delivery routes and fleet.

Distribution for our Paris stores in Peru is handled by a third party due to the size of the operations.

Home improvement stores

Chile

Our 90,000 square meters distribution center is located in Santiago and accounted for approximately 65% of our Easy sales in 2013. Centralized distribution is mainly supported by a cross-docking system that operates with more than 450 vendors and accounts for two thirds of the distribution operations, while the rest arises from imported stored goods, which represented approximately 18.0% of Easy sales in 2013.

Transportation is handled by external carriers. Home delivery transportation contracts are signed for a one- to two-year period. Distribution center-to-store transportation contracts are signed for four years because of the high investment required to customize trucks for optimal load capacity. Special two-story trucks with side load compartments are designed to transport irregular-shape products that are commonly sold in our Easy stores.

An automatic replenishment system manages the stock levels in stores in order to maximize service level and optimize inventory turnover.

Argentina

We operate three distribution centers located in Buenos Aires for our Easy and Blaisten operations, totaling 59,000 square meters, which accounted for 42.0 % of our Easy sales in Argentina in 2013. Easy Argentina also relies on direct deliveries from suppliers to stores, which accounted for 58.0% of our Easy sales in 2013.

Centralized distribution includes a regular warehouse operation from stocked merchandise (imported and domestic goods) which represented approximately 20.0 % of sales in 2013, and a growing cross-docking operation with more than 600 vendors that accounted for approximately 22.0 % of sales in 2013. There is also a home delivery operation which accounted for approximately 15.0% of sales in 2013.

Transportation is handled by external carriers. Distribution center-to-store transportation and home delivery transportation contracts are negotiated every two years.

Marketing

During 2013, we worked to further develop our Cencosud brand, with two main objectives: (i) consolidating Cencosud as a strong brand, widely recognized across socioeconomic groups and across regions, and (ii) creating a family of brands recognized and valued by our customers, with the endorsement of Cencosud as a seal of quality and reliability.

To achieve these objectives, we updated and redesigned our logos in order to reflect the familiarity between our brands and their association with a retail leader in South America. Our marketing campaign during this year included a celebration of Cencosud S.A.’s 50 year anniversary where the 50 years logo was used across all brands to further consolidate our image as a multiformat retailer.

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

Supermarkets

Chile

Consistent with our business strategy, our marketing plan is directed at projecting our image as a hypermarket and supermarket chain which offers value through a combination of high-quality service and competitive prices. In Chile, Jumbo is one of the most valued brands, mainly for its association with quality, variety and service. Our principal marketing themes for our Jumbo hypermarkets in Chile and Argentina are “Jumbo te da más” (“Jumbo gives you more”). Santa Isabel is a supermarket based on the concept of familiarity and closeness with our customers. Our principal marketing theme for our Santa Isabel supermarkets is “Santa Isabel te Conoce” (“Santa Isabel knows you”).

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

For higher income consumers, we operate Perini supermarkets, offering a wide variety of delicatessen and premium products, and in-store produced food and pastries. Perini communication is mainly direct. Each client segment receives tailored communication, with activities and events of interest. We focus our marketing and advertising efforts on regional television advertisements, local press and also on the distribution of promotional flyers in our stores. Since a significant number of our clients are from middle- and low-income segments, and the majority is middle-aged housewives, television advertising is our main marketing tool.

We have included Cartao Cencosud (our private label card) in our advertising campaigns for GBarbosa, as it is one of the main drivers of our clients’ loyalty. In 2014, we held our anniversary sale commemorating Cencosud´s arrival to the Brazilian market. These celebrations were accompanied by special sales in selected products across our operations in Brazil. The result of these efforts was an immediate increase in traffic and sales for the products encompassed in the offers.

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

Colombia

2013 was the year when Jumbo and Metro arrived to Colombia. This entailed the transformation of stores according to each brand’s identity and their launch to the market.

In 2014, with the brands already established, our challenge is to work for recognition and also positioning Jumbo and Metro within each target audience and begin their consolidation. Accordingly, we plan to focus on the following areas:

1. Establishing and strengthening the value proposal for each brand through the attributes that distinguish them leveraging on Cencosud´s own prestige and recognition among Latin American consumers.

2. Building “price image” for both brands, awknowledging that factor as a vital driver for the Colombian market.

3. Costumizing Jumbo and Metro to Colombian expectations and regionalizing communication in order to better relate to the needs of customers and become ingrained in Colombian society.

4. Enhancing the relationship with customers to establish a rapport with consumers and better funnel marketing investments.

The above will serve as a starting point on which we plan to build to better understand the needs of the market and consumers, which should result in a business and marketing strategy that allows us to put Cencosud as an attractive retail option for Colombians.

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

Department stores

Our Paris department stores have a complete marketing calendar, with a strong and consistent investment in mass media as well as digital media. Our Paris Facebook page has more than 1 million fans. Paris has pioneered the creation of special events for its fans and social media followers. Paris has advertising contracts with well-known celebrities in the local community, positioning Paris as a fashionable, modern and women-oriented brand.

Since 2010, Paris, concerned about its social impact on stakeholders, has organized various projects that positively impacted the community and the environment. “Paris Parade” has become of a fixture of the city of Santiago for the month of December. This event, similar to the Macy’s Thanksgiving Day Parade in New York, draws over 1 million people to Santiago’s Main Avenue to watch a parade of large inflatable balloons. Additionally, in 2013, Paris launched a CSR program called “Ropa x Ropa,” or clothes for clothes, to encourage garment recycling, turning the department store into one of the main recycling institution in South America.

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

The following table provides a brief overview of our competitive position in each of our principal markets as of December 31, 2013:

	Chile		Argentina		Brazil		Peru		Colombia
Supermarkets	2	nd	2	nd	4	th	1	st	3	nd
Department stores	2	nd	—		—		*		—
Home improvement	2	nd	1	st	—		—		—
Shopping centers	2	nd	2	nd	—		—		—

Source: ASACH, ABRAS, Nielsen, competitors’ press releases, and company estimates.

*	our Paris deparment stores operations are now starting up.

See “—Industry Overview and Competition” below for more information about the markets in which we compete.

Management Information Systems

Our management information systems include technology that permits us to automate our back office, distribution, checkout operations and analytics. Our technology department is responsible for technical support, operations, development and maintenance of our management information systems and infrastructure. Our team specializes in providing company-wide business intelligence according to our business strategy to achieve a competitive advantage.

We have made significant investments in maintaining and updating our technology infrastructure and systems applications and business solutions. Our customized information systems have contributed significantly to our competitiveness and growth to date, however, they have been also diverse, complicated, increasingly expensive and of limited flexibility in respect of evolving technology and growth of our business. Therefore, starting in 2010, we began simplifying our systems architecture. For example, last year we started integrating the operations of our supermarkets in Brazil, under SAP Retail and the POS application, resulting in operating efficiencies and cost savings. We have also been working on the integration of SAP FICO on a regional level in Argentina and Colombia since 2012 and in Peru since 2013, while in 2014 we expect to integrate our new supermarket operation in Colombia. Finally, all of our entities including newly acquired ones are operating over the same data network, sharing network services, IP phone and video conferencing services, as well as information technology security tools and protocols, allowing us to operate at lower costs and setting the ground for wide-scale Information Technology (“IT”) integration across the regions in which we operate.

We are in the process of a company-wide roll out of single business solutions for each of our business segments, which will simplify the current processes and further enable our growth strategy. The business solutions are based in technology obtained through a strategic agreement with SAP A.G. These projects are expected to improve financial control, inventory optimization, store operations and supply chain planning and execution. Furthermore, it will facilitate and simplify the incorporation of new stores, allowing us to maintain competitiveness and quickly adapt to trends and our customers’ needs. We expect to have the totality of our supermarket division on the regional SAP platform by 2016. For our home improvement stores segment, the platform roll-out began in 2011 in Chile and was completed for Argentina and Colombia in 2012. We estimate to conclude the same process for our department store segment in 2016, with Paris in Peru having already completed implementation in 2013. For the financial services division in Peru, we have rolled out the necessary systems to support the opening of Banco Cencosud and provide the necessary systems to support the daily operations of our financial arm in the country.

As part of the process of integrating the operations, systems, processes and controls that are part of the businesses we have acquired, we are working to strengthen existing control mechanisms in accordance with the provisions of Section 404 of the Sarbanes Oxley Act. In connection therewith, we created a new area in our IT department whose role is to lead all IT initiatives related to upgrading our internal controls and complying with the requirements and standards of the Sarbanes Oxley Act. Currently, the work is focused on improvements to our systems in order to gather the general control information in an efficient manner.

In the case of logistics, we started to implement SAP WMS (Warehouse Management System) in Brazil. The first implementation was started in our Aracayú distribution center; we plan to finish all distribution centers in Brazil by 2015.

We are implementing infrastructure improvements to be better prepared in the event of a catastrophe or a failure of our key systems. During 2013, we established two datacenters in Santiago and Buenos Aires with the assistance of global service providers, replaced the infrastructure of our key systems in order to have redundancy and updated our key systems in both datacenters. Our key systems (ERPs ) are already on the new platforms, and we plan to finish our preparation process in the second quarter of 2014.

Cyber security

Our security platform allows us to manage user identities, allocate resources to users and secure access to corporate resources. Our Information Security Department and Corporate Audit Department review segregation of duties. We have an access management process for all the key applications that support business units based in Chile, Argentina, Peru, Brazil and Colombia.

Cyber attack detection systems are currently in place, including firewalls and intrusion prevention systems. We have deployed antivirus solutions for endpoints and servers, antispam and antivirus for corporate e-mail and a web filtering solution to secure internet access. Security infrastructure is deployed in Chile, Argentina, Peru, Brazil and Colombia.

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

On April 24 and 25, 2014, we experienced a security breach whereby several company websites were attacked by an organized group of hackers, resulting in certain of those sites being taken offline to remediate the problem. Further, we experienced data breaches at two websites whereby access to our server was obtained and the site was presumably being used as a phishing platform. At this time we are unable to ascertain if client data was successfully extracted from these servers. Moreover, a link with access to a backup of the source code for the website of our banking subsidiary in Chile was made public. Accordingly, we have taken the website offline and are working to mitigate the security breaches discovered. This website will remain offline until the security of client data can be guaranteed. The aforementioned security breaches are currently being remediated, and additional security measures were added to our main transactional websites, including measure to, among other things, block malicious traffic to the sites. None of our transactional websites came offline nor was any breach of client data experienced as a result of hacker action against them.

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

We own our headquarters, located at Av. Kennedy 9001, Las Condes, Santiago, Chile.

The following table sets forth certain information with respect to our facilities at December 31, 2013:

Segment	Country	Number of stores	Area(1)	% Leased
Supermarkets	Chile	187	266	66%
Hypermarkets	Chile	37	295	16%
Supermarkets	Peru	73	168	49%
Hypermarkets	Peru	14	90	43%
Supermarkets	Argentina	269	365	53%
Hypermarkets	Argentina	21	361	8%
Supermarkets	Brazil	182	433	95%
Hypermarkets	Brazil	39	163	77%
Supermarkets	Colombia	21	4	100%
Hypermarkets	Colombia	79	424	14%
Home Improvement	Argentina	48	373	28%
Home Improvement	Chile	32	307	3%
Home Improvement	Colombia	9	75	33%
Department Stores	Chile	77	371	73%
Shopping Centers	Argentina	15	236	13%
Shopping Centers	Chile	10	429	27%
Shopping Centers	Peru	3	61	0%
Distribution Centers	Argentina	14	227	29%
Distribution Centers	Brazil	12	147	100%
Distribution Centers	Chile	9	334	78%
Distribution Centers	Colombia	9	33	100%
Distribution Centers	Peru	6	55	100%

(1)	In thousands of square meters.

In addition, we routinely purchase undeveloped properties that we anticipate to use for future supermarket construction , home improvement stores and shopping centers. As of December 31, 2013, we had the following undeveloped properties:

Country	Number of properties(1)	Total area (in thousands of square meters)
Argentina	64	2,142
Brazil	16	2,340
Chile	43	215
Colombia	3	71
Peru	64	2,142

(1)	Includes properties where construction is ongoing.

Intellectual Property

The principal trade names and service marks used in our business are Jumbo, Jumbo Más, Easy, Más Easy, Santa Isabel, Disco, Vea, Paris, Más Paris, Paris Corredores de Seguros, Banco Paris, Johnson, Nectar*, Wong, Metro, GBarbosa, and Prezunic among others, and their respective logos, covering all major South American markets. We own or have the rights to use the trade names and service marks and the respective logos related to all our marks. We believe that our trademarks, trade names and service marks are valuable assets to us which successfully differentiate us from our competitors.

*As of March 31, 2014, Cencosud SA began using the brand Cencosud Puntos for its loyalty program, and ceasedthe use of the Nectar brand.

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

On November 30, 2012, Cencosud S.A. completed the acquisition of Carrefour supermarket operations in Colombia, for a total purchase price equal to €2 billion. The company rebranded all acquired stores to Cencosud formats in 2013. See “Item 4. Information on the Company—A. History and Development of the Company—History.”

Industry Overview and Competition

Our countries of operation—Argentina, Brazil, Chile, Colombia and Peru—represent a combined population of approximately 331.0 million, according to each country’s statistics agency as of 2013. Chile, our largest market in terms of revenues from ordinary activities, has a population of approximately 16.5 million and experienced GDP growth of, 6.0% in 2011, 5.5% in 2012 and is estimated to have expanded 4.7% in 2013, as reported by the Central Bank of Chile. Argentina, our second-largest market in terms of revenues from ordinary activities, has a population of approximately 41.0 million and, according to the Central Bank of Argentina, experienced annual GDP growth of 9.2% in 2010, 8.9% in 2011, 1.9% in 2012 and 5.3% in 2013, as reported by the Argentine Ministry of Economy. Brazil, our third-largest market in terms of revenues from ordinary activities, has a population of approximately 196.5 million and, according to the Central Bank of Brazil, experienced annual GDP growth of approximately 2.7% in 2011, 0.9% in 2012 and is expected to have expanded 1.9% in 2013.

We have supermarkets in Argentina, Brazil, Chile, Peru and Colombia; home improvement stores in Argentina, Chile and Colombia; shopping centers in Argentina, Chile and Peru; and department stores in Chile. During the year ended December 31, 2013, 74.3% of our revenues from ordinary activities came from our supermarket operations, 11.4% came from home improvement operations, 9.4% from our department stores, 2.0% from our shopping centers and 2.8% from our financial services.

	Year Ended December 31, 2013
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services	Other(1)
Revenues from ordinary activities	7,682,064	1,176,890	970,360	205,332	288,533	17,861
Gross margin	24.9%	33.1%	27.7%	88.63%	70.28%	80.67%
Adjusted EBITDA(2)	418,459	99,523	49,364	157,426	121,432	(78,854)

(1)	See “Item 4. Information on the Company—B. Business Overview” for a description of our “Other” segment.
(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

The Supermarket Industry

Chile

As of December 31, 2013, we estimate that the Chilean supermarket industry is composed of approximately 1,372 stores nationwide, including hypermarkets and supermarkets. INE estimates the size of industry at Ch$8,655 billion in 2013. According to BMI, in 2013 supermarkets accounted for approximately 26.5% of net retail sales in Chile and according to INE approximately 43.4% of such net sales in the Santiago metropolitan region. As of December 31, 2013, total net sales by supermarkets in Chile grew by 4,1% as compared to the same period in 2012, according to the Chilean National Institute of Statistics. During the last three years, nominal same-store sales at our supermarkets grew by 1.6%, 4.8% and 4.7% in 2013, 2012 and 2011, respectively.

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

As noted above, we believe that the Chilean supermarket industry in Santiago shows certain signs of saturation, and as a result newly opened stores to some extent cannibalize the sales of existing stores. As of December 31, 2013, we estimate that the four largest supermarket operators in Chile represented over 91% of the industry in terms of net revenues. Our growth prospects in the Chilean food retailing sector are likely to depend to a large extent on future growth in Chilean GDP or acquisitions of other supermarket chains, and we cannot assure you that either will in fact occur. Our competitors include hypermarkets, supermarkets, hard discount stores, self-service stores, traditional, family-owned neighborhood grocers and open markets. Although competition is already intense in many locations, we believe that competition is likely to intensify further as existing competitors expand the number of their stores and improve the quality of their operations and as new competitors enter the market. Competition is based on price, quality, variety, customer service and store location, with various competitors emphasizing these factors to varying degrees.

The following table presents certain information about us and our principal competitors in the Chilean supermarket industry as of December 31, 2013:

	Wal-Mart Chile	Cencosud	SMU	Falabella (Tottus)
Number of stores	353	224	414	48
Total selling space (square meters)	814,000	546,236	580,897	171,248
Market share(2)	36.3%	27.2%	24.1%	6.1%

Source: Public filings, INE, ASACH, Planet Retail.

(1)	As of December 31, 2013, based on reported net revenues from supermarket operations in Chile.

We estimate that Walmart Chile is the largest supermarket chain in Chile in terms of net revenues and, at December 31, 2013, it operated 353 stores in Chile. Walmart Chile operates four different sizes of stores under different brands, allowing it to target different segments of the market offering a combination of every day low prices, service and proximity. Walmart Chile entered the Chilean market in January 2008, and due to its association with Wal-Mart, we believe it has greater leverage with its suppliers than us or its other competitors. As a result, it is able to obtain more favorable purchasing terms than us.

Recent efforts by Chilean retail holding company SMU S.A. (“SMU”) to consolidate over 50 regional food retailers in Chile into a single integrated rival threaten to increase competition in the Chilean supermarket industry. Additionally, in September 2011 SMU announced it had acquired rival Supermercados del Sur, which we estimate was the fourth-largest supermarket chain in Chile in terms of revenues at the time. These consolidation efforts have not yet had a material impact, but we perceive increased risk over the intermediate-to-longer term. We see similar consolidation efforts targeting smaller hardware stores and “do-it-yourself” retailers in the home improvement industry, such as the SMU’s acquisition of Construmart, the third-largest retailer in the Chilean home improvement industry in terms of revenues in our estimation. During 2013 SMU had to amend its financial statements to better reflect lease agreements for its operations. This led to a restructuring of their liabilities. SMU further announced it had resolved to sell Construmart and Monserrat in Chile and Mayorsa in Peru, in addition to several supermarket stores operated under the Unimarc brand. We believe other regional rivals could emerge in the future.

Additionally, on December 14, 2011, the Chilean antitrust authority (Fiscalía Nacional Económica, or “FNE”) announced an investigation into anti-competitive practices in the food retail industry. The investigation includes several local operators, including Cencosud, Walmart Chile, SMU and Tottus. In accordance with Chilean regulations, FNE has not disclosed the details of the investigation to the public, but it appears to be focused on private label groceries, fresh poultry and beef. Without additional detail it is difficult to determine the full impact of this investigation. If the FNE concludes that we engaged in anti-competitive practices we could face a maximum sanction of up to U.S.$30 million.

We generally perceive homogeneity in retail pricing and terms. Chile’s vendor base is largely consolidated, and characterized by oligopoly and monopoly structures that have generally limited procurement power among retailers, despite their perceived scale advantages.

Argentina

Historically, the Argentine supermarket industry was dominated by traditional, family-owned neighborhood grocers (almacenes). In the 1980s, supermarkets began to proliferate and the first hypermarkets appeared, a trend that accelerated in the early 1990s with significant expansion of modern supermarket operations, including minimarkets, supermarkets and hypermarkets in urban areas. During the 1990s, consumer grocery purchases at almacenes declined. Since 1999, the level of market penetration has remained relatively stable. In 2013, consumer grocery purchases at supermarkets accounted for approximately 33 % of total consumer grocery expenditures based on net sales according to BMI. The Argentine supermarket industry is highly competitive and fragmented, and we estimate that the four largest supermarket chains in Argentina account for approximately 69.9% of total supermarket net sales as of December 31, 2013. In Argentina, where foreign food retailers have an established presence and we are a smaller competitor, we face a very different competitive atmosphere than in Chile. We believe that some of these food retail companies have substantially greater financial resources than us. In addition, there is strong competition from small independent stores and individual, non-chain stores that represent a significant and growing part of the food and grocery business in Argentina.

For many years, large international retail chains, such as Wal-Mart, the largest U.S. retailer based on market capitalization, and Carrefour have operated in the Argentine market. When Wal-Mart entered the Argentine retail market in 1995, it implemented a strategy of low food prices that was aimed at capturing market share from large hypermarkets such as Carrefour. As a result, the rate of industry consolidation increased substantially during recent years, as larger store formats have been increasing their market share at the expense and through the purchase of smaller store formats.

The following table presents certain information about us and our principal competitors in Argentina as of December 31, 2013:

	Cencosud	Carrefour		Wal-Mart		Coto
Number of stores	290	442	(2)	100	(3)	130
Market share(1)	17.3%	22.5%		15.3%		14.8%

Source: Public Filings, INDEC, Planet Retail.

(1)	In terms of sales.
(2)	Includes Express format
(3)	Walmart & Changomas stores

Our main competitor in Argentina is Carrefour. At December 31, 2013, Carrefour operated 442 stores. Part of Carrefour’s competitive advantage arises from its low prices and aggressive promotional campaigns around special seasonal events coupled with a multiformat strategy.

We expect this highly competitive environment to continue to exert pressure on our results of operations in this market.

Brazil

The Brazilian supermarket industry represented approximately 5.5% of Brazil’s GDP in 2013, as estimated by ABRAS. According to ABRAS, the food retail industry in Brazil had gross revenues of R$243 billion in 2012 compared to 224 billion in 2011.

The Brazilian food retail industry is highly fragmented. Despite consolidation within the Brazilian food retail industry, according to ABRAS, in 2012, the twenty largest supermarket chains represented only approximately 76% of the food retail industry. According to ABRAS our stores accounted for approximately 3.1% of the gross sales of the entire Brazilian food retail industry in 2011. We believe that future acquisitions will mainly involve smaller-sized stores. Another trend in the retail food industry is large chains migrating to smaller local, such as Tesco Express and Sainsbury’s Local.

As set forth in the following table, according to ABRAS data, in 2012, the ten largest retailers recorded revenues of approximately R$140 billion, conducting business in approximately 2,911 stores

Company	Gross revenues		Number of checkouts	Space available for sales (square meters)	Number of stores	Employees
	(R$ million)%
Companhia Brasileira de Distribuicao	57,233	28.103%	14,993	2,962,008	1,882	159,093
Carrefour	31,474	15.455%	0	0	0	0
Wal-Mart Brasil	25,932	12.733%	9,358	1,533,191	547	82,341
Cencosud Brasil	9,718	4.772%	3,651	530,874	205	29,808
Zaffari	3,305	1.623%	852	132,454	30	9,551
Total—five largest	127,664	62.686%	28,854	5,158,527	2,664	280,793
Irmao Muffato & Cia	2,770	1.360%	918	115,739	37	7,879
Condor Super Center	2,626	1.290%	820	119,710	35	8,774
Supermercados BH	2,357	1.158%	1,120	101,240	117	10,203
Sonda	2,301	1.130%	847	80,611	32	7,219
A Angeloni	2,207	1.084%	652	99,997	26	9,742
Total—ten largest	139,928	100.0%	33,451	5,700,679	2,976	324,745

Source: ABRAS.

*	Denotes sales for companies during the 2012 period

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

Peru

As of December 31, 2013, we estimate that the Peruvian supermarket industry was composed of approximately 237 stores nationwide, including hypermarkets and supermarkets, with over 75.0% of the stores located in the Lima metropolitan area. In 2013, the estimated size of the Peruvian food industry was U.S.$22 billion per year, with 18.2% served by the three main supermarket players. However, the supermarket industry in Peru is becoming more attractive and competitive. According to CCR, in 2013, supermarket penetration for the Lima metropolitan area was approximately 33.0 % resulting in a country average of less than 20.0%. A large percentage of consumption in Peru is still served by informal trade. Smaller grocery stores, convenience stores and open air markets play an important role in this industry with more than 75% of the market share as of 2013 according to Fitch Ratings. The level of competition and the identity of competitors have changed over the last four years. In 2013, supermarket total net sales in Peru grew at a rate of 8.2% according to Maximixe.

The following table presents certain information about us and our principal competitors in Peru as of December 31, 2013:

	Cencosud	Supermercados Peruanos	Tottus (Falabella)
Number of stores	87	98	40
Total selling space (square meters)	259,360	248,609	160,073
Market share(1)	42.3%	33.5%	24.2%

Source: Public filings.

(1)	As of December 31, 2013 based on reported net revenues from supermarket operations in Peru; market share estimates based solely on reported sales from the three major operators, and does not take into account the market participation of other smaller participants.

For the three quarters ended December 31, 2013, we believe we were the largest operator of supermarkets in Peru in terms of net sales based on our comparisons against information from public filings of our main competitors as of December 31, 2013. Our principal competitors in the hypermarket format are Supermercados Peruanos, controlled by the Rodriguez Pastor family, who also control the Peruvian financial group Intergroup, and Tottus, controlled by Falabella.

Colombia

The Colombian retail market is driven principally by the general level of economic activity and the growth of per capita available income in Colombia. Since emerging from recession in the early 2000s, the Colombian economy has experienced significant growth, and improved security conditions. According to DANE, real GDP growth in 2009, 2010 and 2011 was 1.7%, 4.0% and 5.9%, respectively. Real GDP grew 4.0% in 2012 and 2013 according to DANE. This positive macroeconomic environment has resulted in an expansion in domestic consumption, which has benefited the Colombian retail market. According to DANE, total retail sales including formal and informal trade and other channels, such as on-premise food outlets and drugstores, stood at U.S.$15 billion in 2012 with 76% of total sales made by the formal market being controlled by the four largest players in the country. We believe future growth in the retail sector will be driven by, among other things, economic expansion and increasing credit availability to consumers in Colombia

The Colombian retail food sector comprises various types of stores, including privately-owned supermarkets, limited assortment stores and convenience stores, government-subsidized merchandising cooperatives known as cajas de compensación, specialty stores (such as butcher shops and bakeries) and delivery operations. A large number of Colombians also shop through informal channels, such as neighborhood grocery stores and outdoor food markets.

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

The following table presents certain information about us and our principal competitors in Colombia as of December 31, 2013:

	Cencosud(1)	Exito	Olimpica	La 14
Number of stores	99	470	260	28
Total selling space (square meters)	424,404	758,041	282,980	154,933

Source: Public filings.

(1)	In November 2012, we completed the acquisition of Carrefour’s supermarket operations in Colombia See “Item 4. Information on the Company—A. History and Development of the Company—History.”

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

The Chilean home improvement industry is highly competitive and has been subject to increased consolidation. In 1998, Home Depot entered the Chilean market and was subsequently acquired by Falabella, through its Home Store subsidiary in 2001. In November 2002, we purchased the Chilean home improvement stores and agricultural product chain, Proterra. In January 2011, the Chilean retail holding company SMU acquired the entire share capital of the hardware store chain Construmart, operating 23 stores under the brand Construmart with an average size of 2,500 square meters.

The home improvement industry caters to home improvement, repairs and maintenance, and new construction. Customers in this sector include homeowners, small contractors and large construction companies seeking building materials for new projects. The sector is characterized by high price sensitivity and demand for high levels of product variety.

The following table presents certain information about us and our major competitors in Chile, as of December 31, 2013:

	Sodimac	Cencosud	Construmart*
Number of stores	82	32	43
Total selling space (square meters)	675,744	307,853	141,980

Source: Public filings, Planet Retail, Internal estimates.

*	as of September 2013

For the year ended December 31, 2013, we estimate that we were the second-largest operator of home improvement stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2013. At December 31, 2013, Sodimac operated 82 home improvement stores with a total of 675,744 square meters of selling space. Its competitive advantage arises from its multi-format structure, with its Sodimac Homecenter stores that are similar to our Easy home improvement stores, as well as its Sodimac Constructor stores that cater to professional builders and its Sodimac Empresas warehouses that facilitate efficient delivery of construction materials in Antofagasta, Viña del Mar, Santiago and Talcahuano primarily used for large construction companies. Sodimac also accepts Falabella’s widely-used store credit card CMR that has significant more penetration in the market than our Cencosud credit card.

Argentina

We believe the Argentine home improvement industry is composed of more than 70 home improvements stores nationwide, of which we operated 48 as of December 31, 2013. The remaining stores are operated by Sodimac, Hiper Tehuelche and Barugel Azulay. There are also various small more specialized hardware and construction supply stores. Prior to 2002, we faced competition from Home Depot (Argentina) until our acquisition of its Argentine operations in February 2002. We face strong competition from other hardware stores and specialty stores dedicated to specific areas of construction and home improvement. Until 2007, when Sodimac entered the market, we were the sole big-box home improvement chain in Argentina, with 17% market share, according to our estimates. We believe that the Argentine home improvement market still offers plenty of room for consolidation, leaving enough space for us to grow over the coming years.

The following table presents certain information about us and Sodimac, our main competitor in Argentina, as of December 31, 2013:

	Cencosud	Sodimac
Number of stores	48	7
Total selling space (square meters)	373,490	74,785

Source: Falabella’s public filings, internal estimates.

For the year ended December 31, 2013, we estimate that we were the largest operator of home improvement stores in Argentina in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2013. Our principal competitor in Argentina is also Sodimac, which operated seven home improvement stores with a total of 74,785 square meters of selling space at December 31, 2013.

Colombia

We believe the Colombian home improvement industry is the most underdeveloped in the countries where we compete. For the year ended December 31, 2013, there were 41 home improvement stores. Hence, the industry is highly fragmented and composed of both general and specialized retailers.

Our main competitor is SodimacHomeCenter, which is a joint venture between Colombian Grupo Corona (51%) and Chilean Falabella (49%), competing in the home improvement market in Colombia since 1993. Total sales for Sodimac Home Center in 2013 were U.S.$1,302 million, according to their public filings.

The following table presents certain information about us and Home Center, our main competitor in Colombia, as of December 31, 2013:

	Sodimac Home Center	Cencosud
Number of stores	32	9
Total selling space (square meters)	318,486	75,732

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

Our principal competitor in Chile is Falabella, which is larger than Paris and Johnson in terms of revenues. The department store industry in Chile is very mature and highly competitive. We compete for customers with specialty retailers, traditional and high-end department stores, national apparel chains, vendor-owned proprietary boutiques, individual specialty apparel stores and direct marketing firms. We compete for customers principally on the basis of quality and fashion, customer service, value, assortment and presentation of merchandise, marketing and customer loyalty programs. Some of these competitors have greater financial resources than we do.

The following table presents certain information about us and our main competitors as of December 31, 2013:

	Falabella	Cencosud	Ripley	La Polar
Number of stores	40	78	42	40
Total selling space (square meters)	282,358	371,891	272,307	161,300
Market share(2)	37.1%	30.1%	22.9%	9.9%

Source: Falabella’s public filings, Ripley’s public filings and internal estimates.

(1)	As of December 31, 2013, based on reported net revenues from department store operations in Chile; market share estimates based solely on reported sales from the four major operators, and does not take into account the market participation of other smaller participants.

For the year ended December 31, 2013, we believe we were the second-largest operator of department stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitor as of the same date. Based on that comparison, we estimate that Falabella is the largest department store operator in Chile in terms of revenues and, at December 31 2013, operated 40 department stores with a total of 282,358 square meters of selling space. Falabella’s credit cards and loyalty programs are well-known in the market. On the same basis, we believe Ripley is the third-largest department store operator and, at December 31 2013, operated 42 department stores with a total of 272,307 square meters of selling space. Many of our competitors have active financial services divisions that support their retail activities, and both Falabella and Ripley operate banks focused on consumer lending.

The Shopping Center Industry

Chile

The first shopping center in Chile, Cosmocentro Apumanque, opened in 1981. Shopping center sales as a percentage of total retail sales in the country have increased continuously since then, according to the Chilean Council of Shopping Centers. However, a majority of retail sales in Chile still take place in standalone stores, according to the International Council of Shopping Centers. We entered the shopping mall industry in Chile in the early 1990s with the Alto Las Condes shopping mall.

The Chilean shopping center industry is highly competitive and, at December 31, 2013, was composed of more than 45 shopping centers nationwide, the majority of which are operated by us, Grupo Plaza (controlled by Falabella), Parque Arauco and Saitec (controlled by Walmart Chile), according to public and internal estimates. Shopping centers not only compete with other shopping centers, but also with an increasing number of individual retail stores.

The following table provides certain information about us and our competitors in Chile at December 31, 2013:

	Gross leasable area(1)	Market share
GrupoPlaza (Falabella)	1059	35%
Saitec(2) (Wal-Mart)	642	21%
Cencosud(2)	726	25%
Parque Arauco S.A.(3)	342	12%

Source: Chilean Council of Shopping Centers and public filings by Falabella, Parque Arauco and Walmart Chile, as well as internal estimates.

(1)	In thousands of square meters.
(2)	Includes area leased to related companies.
(3)	Gross leasable area adjusted to reflect proportional ownership participation in each shopping center.

At December 31, 2013, we were the second-largest shopping center operator in Chile in terms of gross leasable space based on our comparison against publically filed information from our main competitor as of December 31, 2013. As noted in the table above, our principal competitors include GrupoPlaza, Saitec and Parque Arauco. Parque Arauco’s shopping center Parque Arauco is located close to and directly competes with two of our largest shopping centers, Alto Las Condes and Costanera Center. Parque Arauco offers many of the same services as Alto Las Condes and Costanera Center, including ample parking and major department stores.

On June 13, 2012, we opened the Costanera Center shopping mall, a land mark development for the city of Santiago, with a total gross leasable of 140,000 square meters. As of December 31, 2013, occupancy at this shopping center was 98% and it had over 3 million visitors a month.

Argentina

In 2013, the Argentine shopping center industry was composed of more than 36 shopping centers, the majority of which are operated by IRSA Inversiones Representaciones S.A. (“IRSA”) and Cencosud. As in Chile, shopping centers are relatively new to the market in Argentina, and most retail sales still take place at individual retail stores, according to the International Council of Shopping Centers.

The following table presents certain information about us and our main competitor in Argentina, IRSA, as of December 31, 2013:

	Market share(1)	Number of shopping centers
IRSA	40%	13
Cencosud(2)	45%	18

Source: CASC, IRSA and INDEC.

(1)	Based on gross leasable area and including only the two largest operators.
(2)	Does not include area used by affiliate companies.

At December 31, 2013, we were the first shopping center operator in Argentina in terms of gross leasable space, with a market share of 45% based on our comparison against publically filed information from our main competitor as of December 31, 2013. Our principal competitor in Argentina’s shopping center market is IRSA which owns and operates the Abasto Shopping Center, Alto Palermo, Alto Avellandeda, Paseo Alcorta and Patio Bullrich, among others.

Peru

In 2013, we estimate the Peruvian shopping center industry was composed of more than 30 shopping centers, the majority of which are operated by Real Plaza (associated with the Interbank Group that also operates Supermercados Peruanos), Falabella, Aventura Plaza, Parque Arauco and Jokey Plaza. The shopping center industry is relatively new to the market in Peru, and most retail sales still take place at individual retail stores.

The following table sets forth the market shares held by the major shopping center operators in Peru as of December 31, 2013:

	Gross leasable area(1)	Market share(2)
Real Plaza (Interbank)	350	33.1%
Aventura Plaza	234	22.1%
Falabella	203	19.3%
Jockey Plaza	117	11.1%
Parque Arauco	102	9.6%
Cencosud	62	4.8%

Source: Company filings

(1)	In thousands of square meters.
(2)	Based on gross leasable area and including only the operators shown.

Our principal shopping center in Peru is Plaza Lima Sur with a supermarket and leasable area of 40,160 square meters, resulting in a market share of approximately 4.6% of the shopping center market, based on gross leasable area at December 31, 2013. We believe that the shopping center market in Peru has a high potential for growth, and we are currently developing additional shopping centers in Peru.

In June 2012, we opened an additional shopping center in Peru, located in the Miraflores section of Lima, with a 100% occupancy rate, 19 stores and a gross leasable area of 1,196 square meters. In 2013, we opened another shopping center in the city of Arequipa called the Cerro Colorado Shopping Center.

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

Additionally, the Chilean antitrust authorities have broad regulatory powers and have authority to deny acquisitions which they consider will have adverse competitive effects on the relevant market or will promote anticompetitive behavior. The antitrust authorities have, from time to time, denied authorization for certain acquisitions, such as the denial of the proposed Falabella acquisition of D&S in January 2008.

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

Cencosud Administradora de Tarjetas S.A. (“CAT”) was recently a defendant in a class action suit filed by SERNAC. On April 24, 2013, the Supreme Court of Chile ruled for SERNAC ordering CAT to reimburse certain cardholders for excess maintenance fees charged since 2006 plus adjustments for inflation and interests. We paid a total amount of Ch$17,974 million as of December 31, 2013 in connection with that ruling.

In December 13, 2013, an amendment to Law No. 18,010 (governing credit operations) became effective. The amendment resulted in several modifications to the then existing rules, including: (i) the establishment of lower limits on interest charged to outstanding amounts below UF 200, (ii) reductions in the amount of fees charged for prepayment, and (iii) an increase in the minimum period before early payment could be demanded for transactions of UF 200 or below, to 60 days.

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

Pharmacies. Pharmacies owned or operated by us are subject to the control and monitoring of the Brazilian National Health Surveillance Agency (“ANVISA”) and public state and municipal health authorities. According to Law No. 6,360, of September 23, 1976, and Decree No. 79,049, of January 5, 1977, ANVISA has the power to control, monitor and issue authorizations to companies to legally extract, produce, pack, import, export, and store medications, pharmaceutical items, drugs and related products, cosmetics, personal hygiene products, perfumes and similar products, domestic cleaning products and beauty products. The authorization issued by ANVISA enables those kinds of companies to have operations in Brazil, as a whole, during an indeterminate period of time. The ANVISA authorization must be renewed whenever there is a change in a company’s activities, shareholders, officers or managers. Moreover, each establishment selling therapeutic, pharmaceutical, cosmetic and/or personal hygiene products, or developing any of the above-mentioned activities must also be licensed by the competent state or municipal sanitary authority, and have a technically responsible person duly authorized by the Pharmacy Regional Committee. On August 17, 2009, ANVISA enacted Regulation No. 44, which made significant changes to existing regulations establishing the (i) types of products that can be commercialized; (ii) how such product are displayed; (iii) pharmaceutical services offered; and (iv) internet sales.

Peru

Our subsidiaries with operations in Peru are subject to the Antitrust Law and the Consumer Protection Law. Compliance with these laws is enforced by the Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (“INDECOLI”), the Peruvian public antitrust and consumer protection agency. Acquisitions are not subject to authorization from INDECOLI.

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

Gas stations

According to section 212 of the Petroleum Code and Law 39 of 1987, distribution of liquid fuels and their derivatives is considered a public utility activity. Consequently, individuals or entities that engage in these activities are subject to regulations issued by the government in the interest of Colombian citizens. The Colombian government has the power to determine quality standards, measurement and control of liquid fuels, and establish penalties that may apply to dealers who do not observe such rules.

The Ministry of Mines and Energy of Colombia is the entity that controls and exercises technical supervision over the distribution of liquid fuels derived from petroleum, including the refining, importing, storage, transport and distribution in the country. Law 812 of 2003 identified the agents of the supply chain of petroleum-derived liquid fuels.

The distribution of liquid fuels, except LPG, is regulated by Decree 4299 of 2005, as modified by Decrees 1333 and 1717 of 2007 and 2008, respectively, which establish the requirements, obligations and penalties applicable to supply agents in the distribution, refining, import, storage, wholesale, transport, retail sale and consumption of liquid fuels.

Decrees 283 of 1990 and 1521 of 1998, and their modifications, establish minimum technical requirements for the construction of storage plants and service stations. The Decrees also regulate the distribution of liquid fuels, establishing the minimum requirements for distributors and the activities and types of agreements permitted for these agents. The Ministry of Mines and Energy also regulates the types of liquid fuels that can be sold and purchased and the penalties for noncompliance with governmental regulations.

As of May 2012, the CREG (Comision de Regulacion de Energia y Gas) determines the prices for regulated crude oil by-products, except for gasoline, diesel and biofuels (all of which are determined by the Ministry of Mines and Energy). The ANH (Agencia Nacional de Hidrocarburos) determines the price for crude oil corresponding to royalty payments. Jet fuel prices are determined according to Law 1450 of 2011.

The distribution of fuels in areas near Colombian borders is subject to specific regulations that impose stringent control procedures and requirements. Currently, Ecopetrol is no longer responsible for fuel distribution in these areas. That responsibility was transferred to the Ministry of Mines and Energy, pursuant to Law 1430 of 2010.

Regulation of Biofuel and Related Activities

The sale and distribution of biofuels is regulated by the Ministry of Mines and Energy. Regulations establish the quality and pricing standards for biofuels and impose minimum requirements for mixing ethanol with gasoline and biodiesel with diesel.

C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The following is a simplified organizational chart showing our company and our principal operating divisions as of December 31, 2013.

In February 2014, we revised our internal corporate management structure to capitalize on the synergies between our retail business lines, consolidating the management of all of our retail business lines (Supermarkets, Department Stores, and Home Improvement) into one division under a new Corporate Retail Managing Director. This reorganization is expected to facilitate the exchange of better business practices among our business lines and divisions across the various countries in which we operate.

Below is a chart showing our management structure as of the date of this annual report.

Our Subsidiaries

The following are our direct and indirect majority-owned subsidiaries as of December 31, 2013:

Company	Country	Percentage owned
ACC Alto las Condes Ltda.	Chile	44.9%
Administradora de Servicios Paris Ltda.	Chile	99.9%
Administradora TMO S.A.	Chile	99.9%
Banco Paris S.A.	Chile	99.9%
Banparis Corredores de Seguros Ltda.	Chile	99.9%
Cencosud Administradora de Procesos S.A.	Chile	99.9%
Cencosud Administradora de Tarjetas S.A.	Chile	99.9%
Cencosud Argentina SpA	Chile	99.9%
Cencosud Corredores de Seguros y Servicios Ltda.	Chile	99.9%
Cencosud Internacional Argentina SpA	Chile	99.9%
Cencosud Internacional Ltda.	Chile	99.9%
Cencosud Retail S.A.	Chile	99.9%
Cencosud Retail Administradora Ltda.	Chile	99.9%
Cencosud Servicios Integrales S.A.	Chile	99.9%
Cencosud Shopping CentersS.A.	Chile	99.9%
Circulo Más S.A.	Chile	99.9%
Comercial Food and Fantasy Ltda.	Chile	90.0%
ComercializadoraCostaneraCenter S.p.A	Chile	99.9%
Costanera CenterS.A.	Chile	99.9%

Company	Country	Percentage owned
Easy Administradora Norte S.A.	Chile	99.6%
Easy S.A.	Chile	99.6%
Eurofashion Ltda.	Chile	99.9%
Inmobiliaria Bilbao Ltda.	Chile	99.9%
Inmobiliaria Mall Viña Del Mar S.A.	Chile	33.3%
Inmobiliaria Santa Isabel S.A.	Chile	99.9%
Johnson’s Mega San Bernardo S.A.	Chile	99.9%
Jumbo Administradora Norte S.A.	Chile	99.9%
Jumbo Administradora S.A.	Chile	99.9%
Jumbo Administradora Temuco S.A.	Chile	99.9%
Jumbo Argentina SpA	Chile	99.9%
Jumbo Supermercados Administradora Ltda.	Chile	99.9%
Logistica y Distribución Paris Ltda.	Chile	99.9%
MegaJohnson’s Administradora S.A.	Chile	99.9%
MegaJohnson’s Maipu S.A.	Chile	99.9%
MegaJohnson’s Puente Alto S.A.	Chile	99.9%
MegaJohnson’s Puente S.A.	Chile	99.9%
MegaJohnson’s S.A.	Chile	99.9%
MegaJohnson’s Viña del Mar S.A.	Chile	99.9%
MegaJohnson’s Quilin S.A.	Chile	99.9%
Meldar Capacitación Ltda.	Chile	99.9%
Mercado Mayorista P y P Ltda.	Chile	90.0%
Paris Administradora Centro Ltda.	Chile	99.9%
Paris Administradora Ltda.	Chile	99.9%
Paris Administradora Sur Ltda.	Chile	99.9%
Paris Administradora Norte Ltda.	Chile	99.9%
Santa Isabel Administradora Norte Ltda.	Chile	99.9%
Santa Isabel Administradora S.A.	Chile	99.9%
Santa Isabel Administradora Sur Ltda.	Chile	99.9%
Sociedad Comercial de Tiendas S.A.	Chile	99.9%
Sociedad Comercializadora de Vestuario FES Ltda.	Chile	99.9%
Viajes Paris S.A.	Chile	99.9%
Agrojumbo S.A.	Argentina	87.4%
Agropecuaria Anjullon S.A.	Argentina	99.9%
Blaisten S.A.	Argentina	99.9%
Cavas y Viñas El Acequion S.A.	Argentina	99.9%
Carnes Huinca S.A.	Argentina	50.0%
Cencosud S.A.	Argentina	99.9%
Corminas S.A.	Argentina	99.9%
Invor S.A.	Argentina	99.9%
Jumbo Retail Argentina S.A.	Argentina	99.9%
Pacuy S.A.	Argentina	99.9%
Supermercados Davi S.A.	Argentina	99.9%
Unicenter S.A.	Argentina	99.9%
SUDCO Servicios Regionales S.A.	Uruguay	100.0%
Cencosud Colombia S.A.	Colombia	99.9%
Cencosud Brasil S.A.	Brazil	99.9%
Cencosud Brasil Comercial Ltda.	Brazil	99.9%
GBarbosa Holding S.A.	Brazil	99.9%
Mercantil Rodriguez Comercial Ltda.	Brazil	99.9%
Perini Comercial de Alimentos Ltda.	Brazil	99.9%
GBarbosa Holding LLC	U.S.	99.9%
Almacenes Metro S.A.	Peru	99.9%

Company	Country	Percentage owned
Banco Cencosud S.A.	Peru	99.9%
Cencosud Perú S.A.	Peru	99.9%
Cinco Robles SAC	Peru	99.9%
E. Wong S.A.	Peru	99.9%
Cencosud Retail Perú S.A.	Peru	99.9%
ISMB Supermercado S.A.	Peru	99.6%
Las Hadas Inversionistas S.A.	Peru	99.9%
Teledistribución S.A.	Peru	99.9%
Loyalty Perú SAC	Peru	42.5%
Travel International Partners Peru S.A.	Peru	99.9%
Tres Palmeras S.A.	Peru	99.9%
Cencosud (Shanghai) Trading Co., Ltd.	China	100%

D. PROPERTY, PLANTS AND EQUIPMENT

See “—B. Business Overview—Property, Plants and Equipment.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We seek to increase operations through organic growth and acquisitions in Brazil, Peru and Colombia, which the Company believes are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments, as described in “Item 4. Information on the Company—B. Business Overview—Our Company” and “—Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina and Peru, with 29 shopping malls representing 756,264 square meters of gross leasable area as of December 31, 2013, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

A. OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Developments in the Chilean economy

Our operations in Chile accounted for 38.2% of our consolidated revenues from ordinary activities for the year ended December 31, 2013. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In 2010, the Chilean economy began to recover following the 2009 recession. As reported by the Central Bank of Chile, GDP contracted 1.0% in 2009, but increased by 6.1% in 2010, 6.0% in 2011 and is estimated to have grown 5.5% in 2012 and 4.2% in 2013 as reported by the Central Bank of Chile. According to ILACAD World Retail (“ILACAD”), an international consulting company which monitors the retail industry, the Chilean formal retail sector, which consists of business that are taxed and that employ formal labor, accounts for 63% of the retail sector, a relatively high number in comparison to the other countries in which we operate, but low in comparison to the United States, where the formal sector accounts for 92% of the retail sector, according to the U.S. Census Bureau, as of 2013.

In February 2010, Chile was struck by an 8.8 magnitude earthquake and a tsunami, which mainly affected the mid-southern regions of Chile. As a result of these developments, economic activity in Chile was adversely affected in 2010. However, the growth of private and public sector investments and the rebound of consumption have partially offset the negative effects of the earthquake and tsunami. As reported by the Central Bank of Chile, in 2010, internal demand increased 15.7%, private investment increased 18.5% and private consumption increased 9.3% compared to the same period in 2009. Unemployment rates have been decreasing and the unemployment rate as of December 31, 2013 declined to 5.6% from 6.1% in 2012 and 6.6% as of December 2011, 7.1% as of December 2010 and 10.0% as of December 2009, according to the Central Bank of Chile. See “—Impact of the 2010 Earthquake and Tsunami” below.

The recovery of the Chilean economy in 2010 was led in part by a recovery of the prices of Chile’s exports, which accounted for 60% of GDP in 2012, according to Global Insight, a consulting company for country and industry forecasting. As a result of the economic recovery, the Consumer Price Index (“CPI”) inflation increased 3.0% in 2013, 1.5% in 2012, compared with an increase of 4.4% in 2011, an increase of 3.0% in 2010 and a decrease of 1.4% in 2009, according to the Central Bank of Chile. As a result of rising price levels and higher economic activity, interest rates increased during 2011 and decreased during 2012 onwards well into 2013. The nominal overnight rate set by the Chilean Central Bank has decreased since December 2011 from 5.10% to 4.25% as of December 31, 2013. See “Item 3. Key Information—D. Risk Factors—Risks Related to Chile.”

Chile maintains one of the highest credit ratings in Latin America, currently rated AA+ by Standard & Poor’s Financial Services LLC, (“S&P”), Aa3 by Moody’s Investors Service, Inc. (“Moody’s”) and A+ by Fitch, Inc. (“Fitch”), as of December 31, 2013. The future economic, social and political developments in Chile, over which we have no control, could have a material adverse effect on us, including impairing our business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Item 3. Key Information—D. Risk Factors —Risks Related to Chile.”

Developments in the Argentine economy

Our operations in Argentina accounted for 25.1% of our consolidated revenues from ordinary activities for the year ended December 31, 2013, and thus the Company is also sensitive to macroeconomic conditions in Argentina.

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

According to the INDEC, the Argentine economy grew by 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Due to the global financial crisis, Argentina’s GDP expanded by only 0.9% in 2009. In 2010 and 2011, the Argentine economy showed strong signs of recovery, growing by 9.2% and 8.9% in 2010 and 2011, respectively, and is estimated to have grown 5.1% in 2012 and 2.1% in 2013 according to the Ministry of Economy. Unemployment levels also improved, from 8.4% and 7.3% in the fourth quarter of 2009 and 2010, respectively, to 6.7% ,6.9% and 6.8% in the fourth quarter of 2011, 2012 and 2013, respectively, as reported by INDEC. Both public and private consumption and investment were among the leading contributors to the economic growth. As reported by the Ministry of Economy, consumption and investment increased 9.1% and 21.2% in real terms in 2010, respectively. Consumption was supported by local conditions as well as wider access to consumer credit, as represented in the retail or automobile sector. Argentina’s retail market is an underpenetrated sector, as the formal retail sector accounts for 42% of the retail sector, according to ILACAD, as of 2012. As reported by INDEC, supermarkets sales increased 29% in 2010, 28% in 2011, 26% in 2012 and 27% in 2013. As an effect of high consumption, however, the country has experienced inflation of 11% in 2010, 10% in 2011, 11% for 2012 and 10.9% for 2013, as reported by INDEC, exceeding that of other countries in South America, according to Global Insight. In response to demands from international investors and the International Monetary Fund, the government of Argentina introduced a new methologogy for the calculation of price variations in the domestic economy. The new index revealed a price increase of 3.4% for the month of February 2014. As per the Central Bank of Argentina, international reserves reached a record-high of over U.S.$52 billion in 2010, U.S.$46 billion in 2011 and U.S.$43 billion in 2012 before falling to U.S.$30 billion by the end of 2013.

After several years of price stability, the devaluation of the Argentine peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002 before substantially stabilizing in 2003. However, consumer prices increased by 8.5% in 2007, 7.2% in 2008, 7.7% in 2009, 10.9% in 2010, 9.5% in 2011, 10.8% for 2012 and 10.9% for 2013, according to the INDEC, and private institutes estimate that consumer prices have increased significantly more than official estimates. The local interest rate, the BAIBAR was 9.45%, 10.11%, 9.08%, 12.10% and 30.14% on December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013, respectively, as reported by the Central Bank.

Argentina is rated CCC+ by S&P with negative outlook, Caa1 by Moody’s with stable outlook as of March 17, 2014 and BB- by Fitch with stable outlook, as of December 31, 2013. The future economic, social and political developments in Argentina, over which we have no control, could impair business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Argentina.”

Developments in the Brazilian economy

Our operations in Brazil accounted for 19.4% of our consolidated revenues from ordinary activities for the year ended December 31, 2013, and thus the Company is also sensitive to macroeconomic conditions in Brazil.

In recent years, we have benefited from Brazil’s reasonably stable economic environment. In 2009, the Brazilian economy stagnated in the wake of the global economic and financial crisis; however, by the second quarter of 2009 the Brazilian economy had emerged from recession and started to regain its growth momentum. To mitigate the impact of the global economic and financial crisis, the Central Bank of Brazil responded in 2009 with a number of measures. Besides reducing the SELIC rate, the Central Bank of Brazil deployed part of its international reserves to replace international credit lines impacted by the Lehman bankruptcy and reduced reserve requirements with the specific purpose of acquiring assets from small banks and increasing the insurance limit for small banks’ time deposits. These initiatives, along with fiscal measures, contributed to keeping the recession relatively brief (mostly concentrated between the fourth quarter of 2008 and the first quarter of 2009) and ensured a strong recovery in the second half of 2009, as reported by the Central Bank of Brazil.

The unemployment rate in Brazil has decreased significantly in the past decade from 10.5% at December 2002 to 4.3% as of December 31, 2013, as reported by the Central Bank of Brazil, the lowest level in ten years. At the same time, private consumption has followed a similar positive trend. As reported by the IBGE, private consumption in Brazil grew by 4.4%, 6.9% and 4.1% in 2009, 2010, 2011, respectively, and 0.9% in 2012 and 2.7% in 2013 according to Global Insight. The decrease in unemployment and increase in private consumption have driven the growth of the retail sector as illustrated by the growth of 14.7% in 2012, according to Global Insight. The Brazilian retail market is an underpenetrated sector as 48% of the sector is informal according to Credit Suisse Research estimates, as of 2013.

On September 22, 2009, Moody’s raised the nation’s sovereign rating to Baa3 from Ba1; the agency currently rates Brazil at Baa2 with a stable outlook. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. As a result of the recovery of the economy, GDP growth was 7.5% for 2010, as compared to 2009 when it contracted 0.3% as reported by the Central Bank of Brazil. Nonetheless, the growth of the Brazilian economy slowed down leading to a GDP growth of 2.7% for 2011 and 0.9% in 2012 according to the Central Bank of Brazil, reflecting past policy tightening to contain inflation risks and, more recently, the weaker external environment. Brazil, a member of the Group of Twenty leading advanced and emerging economies, has undergone a remarkable social and economic transformation over the past decade. Income inequality has decreased and the government has adopted a strong policy framework—most notably, fiscal responsibility laws, inflation targeting, and a flexible exchange rate. Growth during 2013 stood at 1.9%, below consensus for the year.

The future economic, social and political developments in Brazil, over which we have no control, could impair our business, financial condition or results of operations. S&P downgraded Brazil on March 24, 2014 citing deteriorating government accounts, rising debt levels and weakening growth. The nation currently holds a BBB- rating from S&P. Fitch currently rates Brazil at BBB, with stable outlook. See “Risk Factors—Risks Related to Brazil.”

The Brazilian Central Bank began interest hikes in order to fight inflation and protect the Brazilian Real against capital outflows reaching 10.0% by December 31 2013. In early 2011, the Central Bank of Brazil, through its Monetary Policy Committee, had raised the SELIC from 10.75% at December 31, 2010 up to 12.50% on July 20, 2011 in order to control inflation. Later that year, as the European debt crisis worsened, the Monetary Policy Committee changed its monetary policy focusing on economical growth rather than inflation control. As a consequence, since mid-2011, the SELIC rate was reduced several times by that Committee reaching 7.5% on December 31, 2012, as reported by the Central Bank of Brazil. Annual inflation rates are measured in Brazil through the Brazilian Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, as calculated by the IBGE. The IPCA inflation rate was 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012, as measured by the IPCA. According to “Boletim focus do Banco Central,” the IPCA is estimated to be around 5.7% in 2013. See “Item 3. Key Information—D. Risk Factors—Risks Related to Brazil.”

Developments in the Peruvian economy

Our operations in Peru accounted for 8.0% of our consolidated revenues from ordinary activities for the year ended December 31, 2013, and thus the Company is also sensitive to macroeconomic conditions in Peru.

According to the Central Bank of Peru, Peruvian GDP grew 5.2% 6.3%, 6.9% and 8.8% in 2013, 2012, 2011 and 2010, respectively. The Peruvian government adopted fiscal and monetary stimulus to mitigate the global financial and economic crisis and, as a result, growth recovered in the fourth quarter of 2009, as reported by the Central Bank of Peru. Internal demand grew 7.4% with public and private investment leading the recovery with growth rates of 20.9% and 13.6% according to the Central Bank of Peru. Production of non primary and labor intensive sectors like construction and manufacturing helped to boost employment and private consumption. Urban unemployment rates have remained at stable and low levels during recent years. According to the INEI, in 2009, 2010, 2011, 2012 and 2013 unemployment rate was 5.3%, 5.9%, 7.0%, 5.6% and 5.7%, respectively. In this context the Central Bank of Peru started a progressive withdrawal of monetary stimulus raising the reserve ratios and reference interest rate from 3.25% to 4.25% during the first and fourth quarter of 2011 and has maintained the rate at 4.00% as of December 2013. CPI index increased from 2.1% in 2010 to 4.7% in 2011 and decreased to 2.8% in 2012 and 2.8% in 2013, as reported by INEI. The formal sector represents only 32% of the retail sector in Peru according to ILACAD, as of 2012.

The main drivers of Peru’s economic performance have been strong domestic demand and private investment. As reported by the Central Bank of Peru, private fixed investment increased 3.9% in 2013.

In the second half of 2011 the Peruvian economy started to show signs of slowdown driven by the uncertainty in connection with the election of President Humala and expectations of a recession in Europe and the United States. As reported by the Central Bank of Peru, internal demand slowed down in 2011 compared to 2010, which had year over year growth of 13.6% compared to 5.2% growth in the fourth quarter of 2011. However, internal demand shows signs of recovery as it had year over year growth of 7.6% in the fourth quarter of 2012. The Peruvian government’s commitment to the current economic, fiscal and monetary policies supported economic growth in 2011 and stabilized the country’s economy, which led to S&P upgrading Peru’s credit rating from BBB- to BBB in August 2011. In October 2011, Fitch upgraded Peru’s credit rating from BBB- to BBB. In August 2012, Moody’s upgraded Peru’s credit rating from Baa3 to Baa2. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. Peru is currently rated BBB+, Baa2 and BBB+ by S&P, Moody´s and Fitch, respectively.

According to the IMF, following a decade of record-high growth, Peru’s economy has remained strong and resilient despite the persistent global uncertainty, thanks to strong fundamentals, supportive terms of trade and sound policy management. Over the 2002-2012 period, the Peruvian economy almost doubled in size, real GDP grew at an average annual rate of 6.3% (the highest 10-year average growth in Peru’s history), and the average annual inflation rate fell to 2.75% (the lowest in the region). For 2013, real GDP growth is expected to remain around potential—at 6.3% —and inflation to continue to fall as supply shocks unwind.

On the downside, the economy is most vulnerable in the short term to a global growth shock that permeates through lower commodity prices. A prolonged period of low growth in the U.S. economy could also hamper Peru’s economy over the medium term.

On the upside, upward momentum to growth and inflation could come from large capital inflows and strong credit dynamics in the context of ample global liquidity and continued low growth in advanced economies. See “Risk Factors—Risks Related to Peru.”

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

In October 2012 the US granted congressional approval to the implementation of the United States-Colombia Trade Promotion Agreement under which over 80% of U.S. exports of consumer and industrial products to Colombia will become duty free immediately, with remaining tariffs phased out over 10 years. The U.S.–Colombia Trade Promotion Agreement (TPA) should have beneficial effects over both the U.S. and Colombian economies. Both economies are highly complementary according to the signatories. Between June 2012 and February 2013, compared to the previous year, two-way trade accounted for U.S.$28.5 billion, an increase of five percent. During that period of time, U.S. exports to Colombia increased 20%, including significant increases in oil and derivatives, aircraft and parts, electric machinery, iron and steel products, cereals, soybean products and pharmaceutical products – accounting for U.S.$11.4 billion. U.S. agricultural exports alone increased by 68% during that period.

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

GDP has grown 4.5% in 2013 and 4.0% in 2012 and retail sales are estimated to have increased 4.7% in 2012 and 4.1% in 2013 according to Global Insight. In addition, the labor market has continued to improve, taking the national unemployment figure to 8.4% as of December 31, 2013. The retail sector in Colombia is underpenetrated with 51% of the retail sector being informal according to Credit Suisse Research, as of 2013.

Unemployment has gradually decreased in the last few years. According to the Central Bank of Colombia, the unemployment rate was 11.3%, 11.1%, 10.8%, 10.4% and 8.4%in 2009, 2010, 2011 2012, and 2013 respectively. Private consumption has recovered since 2009 as illustrated by the real growth rates of 0.9% and 5.0% in 2009 and 2010, respectively, and estimated growth rates of 4.3%, 4.0% and 4.0% for 2011, 2012 and 2013 according to DANE. .We believe this increase in real growth rate has been a key driver in retail growth in Colombia.

One factor which differentiates the Colombian recovery from its Latin American peers we believe has been the favorable behavior of inflation, which has beenwell within the inflation target band of 2-4% set up by the Central Bank of Colombia. Headline inflation ended at 3.7% for 2011, 2.4% for 2012 and 1.9% for 2013.

On the fiscal front, we expect that 2013 to have finished with a fiscal deficit of 2.4% in line with government estimates and beating the end of year result of 2012 which stood at a deficit of 2.5%. This lower deficit is expected to have improved government debt to GDP ratios which stood at 32.3% in 2013. Governement estimates currently place the 2014 government deficit at 2.3%.

The future economic, social and political developments in Colombia, over which we have no control, could impair our business, financial condition or results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Colombia.”

Expansion activities

A significant proportion of our expected revenue growth is based on our expansion activities, including acquisitions and organic growth. We forecast that our revenue for 2014 will be between U.S.$20.4 billion and U.S.$21.3 billion based on the company’s expected revenue growth, due primarily to our expansion activities and growing same store sales. We expect organic growth to amount to an increase of 3.2% in total selling space with 51 new stores opening in 2014. Our organic expansion is described in greater detail in “—Liquidity and Capital Resources—Capital Expenditures and Permanent Investments” below. Historical information regarding our acquisitions and organic growth is presented below.

Impact of acquisitions

Since 2010 we made the following significant acquisitions:

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

Acquisition of Bretas Stores in Brazil. On October 29, 2010, pursuant to a stock purchase agreement executed on October 15, 2010, through our subsidiary GBarbosa Comercial Ltda. (“GBarbosa”), we acquired 100% of the outstanding shares of Fag Participaçoes Ltda. and Bretas, Filhos e Cia Ltda. (the “Sellers”), which together owned and operated the Brazilian supermarket chain Bretas, which operates 81 supermarkets, 2 distribution centers and 12 gas stations in Central and northern Brazil as of December 31, 2012. The aggregate purchase price of the acquisition was R$1.17 billion (approximately U.S.$705 million or Ch$336,630 million), payable as follows: R$820 million on October 29, 2010 (the closing date of the transaction) and R$100 million on December 30, 2011. The balance of R$250 million will be paid on December 30, 2014. Pursuant to the stock purchase agreement, the Sellers committed to make their best efforts to maintain, for a period of 20 years from the closing date of the transaction, the leases of premises to be opened during the end of 2010 and beginning of 2011 as well as the leases of properties that were leased by the Sellers at the time of the transaction. Under the terms of the acquisition transaction Cencosud S.A. serves as guarantor of GBarbosa in the acquisition transaction. The acquisition was financed with internal cash resources and bank debt totaling U.S.$290 million.

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

Acquisition of Johnson Stores in Chile. In December 2011, we entered into an agreement with Johnson’s Inversiones S.A. (“Johnson Inversiones”) and Inversiones Bujorico Limitada (“Bujorico” and together with Johnson Inversiones, the “Johnson Entities”), who together owned Johnson. Pursuant to this agreement we acquired an 85.58% interest in Johnson for an aggregate purchase price of Ch$32,606 million. In December 2013 Cencosud executed its option to purchase the remaning shares that were not held by it and paid UF 315,935.76 in connection therewith.

Johnson is a department store with 39 stores throughout Chile under the Johnson brand and an additional 13 stores under the FES brand, with a total of 117,569 square meters of selling space. In 2011, Johnson registered sales of Ch$118,447 million from its retail operations. All FES stores were closed during the 2013 period.

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

Acquisition of Carrefour Colombia. On November 30, 2012, Cencosud S.A. completed the acquisition of Carrefour supermarket operations in Colombia, for a total purchase price equal to €2 billion. The acquired companies operate supermarkets under the “Carrefour” and “Maxi” brand names in Colombia, including 72 hypermarket stores, 16 convenience stores, and four cash and carry stores and gas stations. All stores were migrated to Jumbo and Metro brands during the third quarter of 2013 after dropping the Carrefour brand on May 31,, 2013. See “Item 4. Information on the Company—A. History and Development of the Company—History”

In order to finance the purchase of the acquisition of Carrefour’s operations in Colombia, on October 17, 2012, the Company entered into the Bridge Loan Agreement with a syndicate of banks in the amount of U.S.$2,500 million. As of December 31, 2013 this loan had been repaid. See “—B. Liquidity and Capital Resources—Indebtedness, and B. Liquidity and Capital Resources—Recent Acquisitions” below.

No additional acquisitions were made in the 2013 fiscal period.

Impact of organic expansion

During the year ended December 31, 2013, we opened 2 supermarkets in Argentina, 10 in Chile, 1 in Peru, 3 in Colombia and 17 in Brazil. We opened 6 department stores in Peru and 5 home improvement stores in Colombia, four of these stores were cash & carry stores that have been refurbished and converted into home improvement stores following the Carrefour acquisition, while the same division opened one store in Argentina and one in Chile. During the year ended December 31, 2013, we also opened 1 shopping center in Peru.

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

The following tables present a breakdown of our store and shopping center expansion activities for the periods indicated:

	2013
	Total 2012	Openings	Closings	Acquisitions	Total 2013
Chile
Supermarkets	214	9	1	0	222
Home Improvement	31	1	0	0	32
Department Stores	77	1	2	0	78
Shopping Centers	23	0	0	0	25
Total Chile	345	11	3	0	357
Argentina
Supermarkets	288	5	3	0	290
Home Improvement	47	1	0	0	48
Shopping Centers	18	0	0	0	18
Total Argentina	353	6	3	0	356
Brazil
Supermarkets	204	11	0	0	221
Total Brazil	204	11	0	0	221
Peru
Supermarkets	86	1	0	0	87
Department Stores	0				6
Shopping Centers	3	1	0	0	2
Total Peru	89	2	0	0	95
Colombia
Home Improvement	4	5	0	0	9
Supermarkets	96	4	0	0	100
Shopping Centers	0	9	0	1	2
Total Colombia	100	9	0	1	111
Total	1091	39	6	1	1142

	2012
	Total 2011	Openings	Closings	Acquisitions	Total 2012
Chile
Supermarkets	190	28	3	0	214
Home Improvement	29	2	0	0	31
Department Stores	35	4	0	39	78
Shopping Centers	9	2	0	0	23
Total Chile	262	36	3	39	349
Argentina
Supermarkets	269	21	2	0	288
Home Improvement	48	0	1	0	47
Shopping Centers	14	1	0	0	18
Total Argentina	331	22	3	0	353
Brazil
Supermarkets	152	21	0	31	204
Total Brazil	152	21	0	31	204
Peru
Supermarkets	74	13	1	0	86
Shopping Centers	2	1	0	0	2
Total Peru	76	14	1	0	88
Colombia
Home Improvement	4	0	0	0	4
Supermarkets	0	0	4	101	96
Total Colombia	4	0	4	101	100
Total	826	93	11	171	826

	2011
	Total 2010	Openings	Closings	Acquisitions	Total 2011
Chile
Supermarkets	163	26	3	4	190
Home Improvement	29	1	1	—	29
Department Stores	34	1	—	—	35
Shopping Centers	9	—	—	—	9
Total Chile	235	28	4	4	263
Argentina
Supermarkets	256	14	1	—	269
Home Improvement	49	—	1	—	48
Shopping Centers	14	—	—	—	14
Total Argentina	319	14	2	—	331
Brazil
Supermarkets	130	15	—	7	152
Total Brazil	130	15	—	7	152
Peru
Supermarkets	64	11	1	—	74
Shopping Centers	2	—	—	—	2
Total Peru	66	11	1	—	76
Colombia
Home Improvement	4	—	—	—	4
Total Colombia	4	—	—	—	4
Total	754	68	7	11	826

Impact of exchange rate fluctuations

The Chilean peso, as well as the currencies of the countries in which we operate, has been subject to large volatility in the past and could be subject to significant fluctuations in the future. During 2012 and 2013, the value of the Chilean peso relative to the U.S. dollar appreciated approximately 8.2% and depreciated 8.5% in nominal terms, respectively; the Argentine Peso depreciated approximately 12.5% and 24.5% against the U.S. dollar, respectively; the Brazilian Real depreciated approximately 8.2% and 12.7%against the U.S. dollar, respectively; the Peruvian Sol appreciated approximately 5.7% and depreciated 8.8% against the U.S. dollar, respectively, and the Colombian peso appreciated approximately 9.9% and depreciated 8.2% against the U.S. dollar, respectively. The observed exchange rate for the Chilean peson on December 28, 2013 was Ch$524.61 per U.S.$1.00. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” and “Item 10. Additional Information—D. Exchange Controls.”

Our sales in each of our countries of operations are priced in local currencies. To the extent that the Chilean peso depreciates against the U.S. dollar or the currencies of any of our countries of operation, our revenues may be adversely affected when expressed in Chilean pesos. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in Chilean pesos (such as our corporate overhead) and a significant part of our indebtedness is denominated in Chilean pesos. As of December 31, 2013, 11% of our interest-bearing debt was denominated in U.S. dollars, after taking into account cross-currency swaps, and the remainder of our interest-bearing debt was primarily UF- or Chilean peso-denominated.

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

According to the Chilean administration, rebuilding efforts after the earthquake were 97% concluded by May 2013.

Impact of the April 24, 2013 Supreme Court ruling on litigation on credit card fees.

On April 24, 2013, the Supreme Court of Chile ruled on the class action suit filed by SERNAC against Cencosud Administradora de Tarjetas S.A. (“CAT”). The court ruled for the plaintiff and at this junction no further appeals are available. In its ruling, the court determined that CAT included certain clauses in its 2006 contracts that were abusive to consumers. Said clauses allowed CAT to charge an incremental maintenance fee of Ch$530 per month to credit cardholders with a card usage under Ch$50 thousand per month, without written consent from cardholders as required by the Ley de Proteccion al Consumidor. In the ruling the court ordered CAT to pay a fine of approximately Ch$ 2 million and to reimburse certain cardholders for the excess maintenance fees charged since 2006 plus adjustments for inflation and interests. We have provisioned Ch$ 20,000 million for this ruling in our 2012 financial statements. As of December 31, 2013, Ch$17,974 million had been paid out in connection with the ruling.

Impact of the 2014 earthquake and tsunami

On April 1st 2014, an earthquake with a magnitude of 8.2 on the Richter scale hit the north of Chile. The epicenter of the earthquake was approximately 95 kilometres (59 mi) northwest of Iquique and 914 miles north of Santiago. The regions of Parinacota and Tarapacá were the most affect by the quake. The quake and the following tsunami warning resulted in the avacuation of approximately one million people along the Chilean coastline, according to the Chilean Minister of Interior. Both regions were declared disaster areas with the military being sent over to ensure order. At this time it is too early to asses the economic impact this event could have on these regions, on the country and on our operations.

Seasonality

Historically, we have experienced distinct seasonal sales patterns at our supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, we promote the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, we usually experience a decrease in sales during the summer vacation months of January and February. Our sales for the first and fourth quarters of 2013 represented 23.9% and 27.7% respectively, of our total same-store sales for such year.

We do not experience significant seasonality in the home improvement sector. Home improvement store sales for the first and fourth quarters of 2013 represented 23.7% and 28.5% of our total home improvement sales.

Our department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter, which represented 28.7% of total sales for the year 2013, while the first quarter represented 21.2% of total annual sales, respectively.

Our shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for our shopping centers. For example, during the fourth quarter of 2013 our Chile shopping center revenues represented 28.4% of total Chile shopping center revenues for the year. We generally charge our shopping center tenants double rent for the month of December which is payable in February of the following year when they will have realized collections in respect of most holiday season sales.

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

Estimate of impairment of assets with indefinite useful lives

We assess whether goodwill has experienced any impairment on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. The recoverable balances of the cash generating units have been determined from the base of their value in use. We apply the methodology of discounting cash flows at a real discount rate calculated for each country. The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each operating segment and for each cash generating unit. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role the brand under review has in the generation of sales. Changes in these assumptions may have a material impact on our financial results. As of December 31, 2013, the recoverable amount of our cash generating units is substantially in excess of their carrying value. As such, there are no cash generating units at risk of impairment.

Useful life of property, plant and equipment

We review the estimated useful lives of our property, plant and equipment at the end of each annual period. For the year ended December 31, 2013, we have established that there are no significant changes in the useful lives estimated during the period.

Impairment of accounts receivable

We assesses the impairment of accounts receivable when there is objective evidence that we will not be able collect all the amounts according to the original terms of the account receivable. For further information on our accounts receivable, please see Note 8 to our Audited Consolidated Financial Statements.

Investment property

For investment property, we use the discounted cash flows methodology using a country-specific weighted average cost of capital after tax, measured in real terms (8.71% in Chile, 22.25% in Argentina and 9.24% in Peru). To this effect, we calculate the revenues from ordinary activities that correspond to the lease income minus direct costs and operating expenses. Additionally, the projected cash flows use recent annual historical information and the projected macroeconomic variables expected to affect each country. The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level. Changes in these assumptions may have a material impact on results.

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

Financial assets-options

In order to determine the fair value of call options (a financial asset), we consider the net present value of the discounted cash flows of the underlying asset and an analysis of market comparables, incorporating variables like EBITDA multiples, sales valuations, etc. See Note 3.1.4 to our Audited Consolidated Financial Statements.

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

For management purposes, we are organized into six operating segments:

•	“supermarkets,” which includes the results of our: Jumbo, Santa Isabel, Disco, Vea, Wong, Metro, GBarbosa, Perini, Bretas and Prezunic supermarkets and hypermarkets in Chile, Argentina, Brazil, Colombia and Peru, our Eletro-show stores, GBarbosa pharmacies in Brazil and Colombia and gas stations in Brazil and Colombia;

•	“shopping centers,” which includes the results of our shopping centers in Chile, Argentina, Colombia and Peru;

•	“home improvement stores,” which includes the results of our Easy and Blaisten home improvement stores in Chile, Argentina and Colombia;

•	“department stores,” which includes the results of our Paris and Johnson department stores in Chile and Paris in Peru;

•	“financial services,” which primarily includes the results of our credit card businesses and consumer loans, as well as our limited insurance brokerage operations in Chile, Argentina, and Peru and through joint ventures in Brazil with Banco Bradesco and Colpatria in Colombia; and

•	“other,” which includes the results of our entertainment centers, loyalty programs and our corporate back-office operations.

We base operations and resource allocation decisions on these six segments. The operating segments are disclosed in a coherent way consistent with the presentation of internal reports we use in our internal controls and disclosure processes. These operating segments derive their revenues primarily from the sale of products and rendering of services to retail consumers.

Year ended December 31, 2013 as compared to year ended December 31, 2012

The following table presents, for the periods indicated, certain items of our statement of income:

	Year ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	7,682,064	6,733,610	14%
Home improvement stores	1,176,890	1,063,086	11%
Department stores	970,360	886,075	10%
Shopping centers	205,332	172,104	19%
Financial services	288,533	282,180	2%
Other	17,861	12,022	49%
Total revenues from ordinary activities	10,341,040	9,149,077	13%
Cost of sales:
Supermarkets	(5,770,068)	(5,057,477)	14%
Home improvement stores	(787,402)	(711,500)	11%
Department stores	(701,530)	(644,668)	9%
Shopping centers	(23,341)	(27,213)	(14%)
Financial services	(85,755)	(104,680)	(18%)
Other	(3,453)	(2,294)	55%
Total cost of sales	(7,371,549)	(6,547,832)	13%
Gross margin:
Supermarkets	1,911,996	1,676,133	14%
Home improvement stores	389,487	351,586	11%
Department stores	268,830	241,407	11%
Shopping centers	181,991	144,891	26%
Financial services	202,778	177,501	14%
Other	14,408	9,728	48%
Total gross margin	2,969,491	2,601,245	14%
Administrative expenses, distribution costs and other expenses	(2,460,441)	(2,121,821)	18%
Other revenues by function	108,714	107,110	1%
Participation in earnings of associates	10,289	5,640	82%
Financial income	5,855	8,110	(28%)
Financial expenses	(258,685)	(211,022)	23%
Other earnings	26,382	(7,369)	(458%)
Exchange differences	(34,723)	(2,680)	1196%
Losses from indexation	(20,960)	(25,915)	(19%)
Income (loss) before taxes	345,923	373,297	(7%)
Income tax charge	(96,158)	(100,488)	(4%)
Net income	249,765	252,809	(1.2%)
Profit attributable to non-controlling shareholders	(166)	2,851	(106%)
Profit attributable to controlling shareholders	249,930	249,959	(0.0%)

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased Ch$ 1,191,963 million, or 13.0%, to Ch$10,341,040 million for the year ended December 31, 2013 from Ch$ 9,149,077 million for the same period in 2012, as a result of (i) an increase of Ch$948,454 million resulting from growth in revenues from ordinary activities of 14.1% in our supermarkets segment, (ii) an increase of Ch$113,804 million resulting from growth in revenues from ordinary activities of 10.7% in our home improvement stores segment, (iii) an increase of Ch$84,285 million resulting from growth in revenues from ordinary activities of 9.5% in our department stores segment, (iv) an increase of Ch$33,228 million resulting from growth in revenues from ordinary activities of 19.3% in our shopping centers segment, and (v) an increase of Ch$6,353 million, or 2.3%, resulting from the expansion the business experienced in Peru, adding Ch$12,232 million, in conjunction with the addition of the Colombian Financial retail business that added Ch$7,156 million, partially offset by a decrease of Ch$16,845 million in Chile that was the result of a smaller portafolio.

Supermarkets

Our consolidated revenue from ordinary activities from our supermarkets increased Ch$948,454 million, or 14.1%, to Ch$7,682,064 million for the year ended December 31, 2013 from Ch$6,733,610 million for the same period in 2012, primarily due to (i) the consolidation of Colombian supermarket operations for the entire 12-month period of 2013 versus only one month in 2012, (ii) an increase of Ch$169,327 million, or 8.2%, in sales in Chile as a result of positive same-store sales and the addition of 10 new stores across the country, (iii) and revenue expansion of Ch$35,064 million or 2.0% in Argentina as a consequence of 17.3% same-store sales growth in local currency and an increase of Ch$26,530 or 4.0% in Peru, also aided by the opening one store and 1.5% same-store sales growth in local currency. All of the above were partially offset by a decrease in revenues in Brazil of Ch$91,206 million, or of 4.4%, as a result of decreasing same-store sales of 0.5% in local currency.

Home improvement stores

Our consolidated revenues from ordinary activities from our home improvement stores increased Ch$113,804 million, or 10.7%, to Ch$1,176,890 million for the year ended December 31, 2013 from Ch$1,063,086 million for the same period in 2012, primarily due to (i) an increase of Ch$48,328 million, or 12.4%, resulting from an increase in revenues in Chile driven by an increase in same-store sales in local currency of 6.1% and improved terms from suppliers, (ii) an increase of Ch$62,025, or 10.0%, million in revenues, in Argentina driven by an increase in same-store sales in local currency of 30.3% and an increase in sales resulting from the opening of one new store and (iii) an increase of Ch$3,450 million, or 8.1%, in revenues in Colombia driven by an increase of 0.1% in same stores sales in local currency and the opening of 5 new stores in the period.

Department stores

Our consolidated revenues from ordinary activities from our department stores increased Ch$84,285 million, or 9.5%, in 2013 compared to 2012 , as a result of (i) an increased of Ch$69,702 million, or 7.9%, to Ch$955,777 million of revenues from Chile for the year ended December 31, 2013 from Ch$886,075 million for the same period in 2012, primarily due to an increase in same-store sales of 4.7% and (ii) increased revenues in Peru as a result of the opening of six new Paris stores in the country during the period that contributed Ch$14,583 million .

Shopping centers

Our consolidated revenues from ordinary activities from our shopping centers increased Ch$33,228 million, or 19.3%, to Ch$205,332 million for the year ended December 31, 2013 from Ch$172,104 million for the same period in 2012, primarily due to: (i) an increase of Ch$19,748 million, or 21.2%, resulting from growth in revenues in Chile due to the improved performance posted by all of our properties in the country, particularly Costanera Center and the shopping center’s full year contribution to the division; (ii) an increase of Ch$3,828 million, or 5.8%, resulting from growth in revenues in Argentina due to improved performance , (iii) revenue growth in Peru in the segment of 111%% for the year ended December 31, 2013 attributable to the opening of a shopping center in the city of Arequipa (iv) and the consolidation of the Colombian real estate division.

Financial services

Our consolidated revenues from ordinary activities from our financial services increased Ch$6,353 million, or 2.3% to Ch$288,533 million for the year ended December 31, 2013 from Ch$282,180 million for the same period in 2012, as a result of (i) an increase of Ch$11,733 million, or 86%, resulting from an increase in revenues in Peru driven by a larger loan portfolio due to higher card usage and the buildup of our operations in the market, (ii) the addition of the Colombian financial services business that added Ch$7,156 million and (iii) an increase of Ch$3,502 million, or 8.5%, in revenue in Argentina driven by a larger loan portfolio. The above was partially offset by a revenue reduction of Ch$16,845 million, or 7.5%, in Chile, as a result of a smaller loan portfolio for the last 12 months.

Cost of sales

Our consolidated cost of sales increased Ch$823,717 million, or 12.6%, to Ch$7,371,549 million for the year ended December 31, 2013 from Ch$6,547,832 million for the same period in 2012, primarily due to an increase in sales of 13.0%. Cost of sales as a percentage of sales declined from 71.6% to 71.3% when comparing 2012 to 2013.

Supermarkets

Our consolidated cost of sales in our supermarkets increased Ch$712,591 million, or 14.1%, to Ch$5,770,068 million for the year ended December 31, 2013 from Ch$5,057,477 million for the same period in 2012, due to (i) cost of sales of Ch$654,338 million attributable to the consolidation of 12 months of Colombian supermarket operations; (ii) an increase in cost of sales in Chile of Ch$107,579 million, or 6.9%, as a result of the opening of 10 new stores and (iii) an increase of Ch$26,862 million, or 5.0%, for cost of sales in our Peruvian supermarkets. The above were partially offset by a decrease in cost of sales in Brazil of Ch$89,129 million, or 5.4%, as a result of improved terms with suppliers.

Home improvement stores

Our consolidated cost of sales in home improvement stores increased Ch$75,902 million, or 10.7%, to Ch$787,402 million for the year ended December 31, 2013 from Ch$711,500 million for the same period in 2012, primarily due to (i) an increase of cost of sales in Argentina of Ch$39,615 million (ii) an increase of cost of sales in Chile of Ch$33,864 million, or 12%, and (iii) an increase of Ch$2,424 in Colombia. Costs as percentage of sales remained flat due to better terms resulting from negotiations with our suppliers.

Department stores

Our consolidated cost of sales in our department stores increased Ch$56,862 million, or 8.8%, to Ch$701,530 million for the year ended December 31, 2013 from Ch$644,668 million for the same period in 2012, primarily due to an increase in sales in the period of 9.5%. Costs as a percentage of sales decreased marginally by 0.5% due to greater synergies in our dealings with suppliers and improved margins at our Johnson stores. Cost of Sales in Chile grew 6.9% while the start up of deparment stores in Peru resulted an increase in cost of sales of Ch$12,170 million.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers decreased Ch$3,872 million, or 14.2%, to Ch$23,771 million for the year ended December 31, 2013 from Ch$27,213 million for the same period in 2012, due to; (i) a decrease in cost of sales in Peru in the amount of Ch$1,266 million (ii) a decrease in Chile of Ch$1,382 million, or 16.8% ,due to higher expenses being recorded in 2012 for the opening of Costanera Center, and (iii) a decline in Argentina of Ch$666 million, or 4.6%. These were partially offset by the consolidation of our shopping center business in Colombia.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services division decreased 18.1%, or Ch$18,925 million, to Ch$85,755 million for the year ended December 31, 2013 from Ch$104,680 million for the same period in 2012, primarily due to a decrease in provisions for Chile and Argentina.

Gross Profit

Our consolidated gross profit increased 14.2%, or Ch$368,246 million, to Ch$2,969,491 million for the year ended December 31, 2013 from Ch$2,601,245 million for the same period in 2012, primarily due to improved margins in all our divisions.

Our consolidated gross profit as a percentage of revenues from ordinary activities increased 0.3% to 28.7% for the year ended December 31, 2013 from 28.4% for the same period in 2012.

Supermarkets

Our consolidated gross profit in our supermarkets increased Ch$235,863 million, or 14.1%, to Ch$1,911,996 million for the year ended December 31, 2013 from Ch$1,676,133 million for the same period in 2012, as a result of margin improvements in all of our markets except for Brazil. Gross profit as a percentage of sales remained flat for the overall division at 24.9%. This was a result of (i) the addition of 12 months of operation of our Colombian supermarket operation that contributed Ch$148,769 million in gross profit; (ii) gross profit in Chile increasing Ch$61,749 million, or 12.4%, reflecting the maturing of continued investments in distribution centers; and (iii) expanding gross profit in Ch$25,373 million in Argentina, or 4.9%, as a result of a more flexible pricing environment combined with an improved commercial strategy. These were partially offset by a decrease in gross profit from Brazil of Ch$2,077 million, or 0.5%.

Home improvement stores

Our consolidated gross profit in our home improvement stores increased Ch$37,901 million, or 10.8%, to Ch$389,487 million for the year ended December 31, 2013 from Ch$351,586 million for the same period in 2012. Cost of sales as a percentage of sales remained flat in the period at 33.1% when compared against the same period 2012. The increase was a result of: (i) an increase in Argentina operations of Ch$22,411, or 10%, in line with sales growth for the division, (ii) Chile growing Ch$14,465 million, or 12.6%, as a result of higher sales with increased gross margins for the operation and (iii) an increase in our Colombian operations of Ch$1,026 million, or 9.0%, with an increase of 0.3% in gross margin for the operation as a result of greater volumes, which diluted expenses.

Department stores

Our consolidated gross margin in our department stores increased Ch$27,423million, or 11.4%, to Ch$268,830 million for the year ended December 31, 2013 from Ch$241,407 million for the same period in 2012. In Chile, the improvement resulted from better inventory management and sales mix particularly at our Johnson operations. Our consolidated gross profit as a percentage of revenues from ordinary activities increased by 0.5% to 27.7% for the year ended December 31, 2013 from 27.2% for the same period in 2012. Our Peruvian start up contributed Ch$2,413 million in gross profit to this division.

Shopping centers

Our consolidated gross margin in our shopping centers increased Ch$37,100 million, or 25.6%, to Ch$181,991 million for the year ended December 31, 2013 from Ch$144,891 million for the same period in 2012, as a result of (i) an increase in Chile of Ch$21,129 million reflecting a full year contribution of Costanera Center as well as high occupancy levels for that property and Portal Osorno, (ii) the addition of Colombian real estate operations that contributed Ch$7,502 million in gross profit and (iii) an increase in Argentina of Ch$4,494 million.

As a result of the foregoing factors, our consolidated gross profit as a percentage of revenues from ordinary activities in our shopping centers increased to 88.63% for the year ended December 31, 2013 from 84.2% for the same period in 2012.

Financial services

Our consolidated gross profit in our financial services segment increased Ch$ 25,278 million, or 14.2%, to Ch$ 202,778 million for the year ended December 31, 2013 from Ch$ 177,501 million for the same period in 2012, as a result of (i) an increase of Ch$7,718 million in Peru as a result of a greater loan portfolio, (ii) the greater contribution to financial services from our Colombian operations, which addedCh$7,156 million as result of a full year contribution to the business and (iii) Chile growing by Ch$6,936 million, or 5.0%, as a result of lower provisions for our portfolio in Chile.

Other revenues by function

Our consolidated other revenues by function increased by Ch$1,604 million, to Ch$108,713 million for the year ended December 31, 2013 from Ch$107,110 million for the same period in 2012, as a result of a higher revaluation of investment properties in 2013 compared to the same period in 2012.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased Ch$338,620 million, or 16.0%, to Ch$2,460,441 million for the year ended December 31, 2013 from Ch$2,121,821 million for the same period in 2012, higher than the revenue increase of from ordinary activities of 13.0% as a result of real wage increases in the period in most of our divisions.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Other earnings (losses)	26,382	(7,369)	458%
Financial income	5,854	8,110	28%
Financial expenses	(258,685)	(211,022)	224%
Exchange differences	(34,723)	(2,680)	1,196%
Losses from indexation	(20,960)	(25,915)	(19%)
Total losses from financial and other activities	(282,131)	(238,876)	18.1%

Our consolidated losses from financial and other activities increased by Ch$43,255 million, to a loss of Ch$282,131 million for the year ended December 31, 2013 from a loss of Ch$238,876 million for the same period in 2012. This increase was primarily due to the following factors:

•	An increase in financial expenses of Ch$47,662 million, resulting in a financial expense of Ch$258,685 million for the year ended December 31, 2013 compared to Ch$211,022 million for the same period in 2012, as a result of lower cash on hand, higher financial debt used to fund the growth of the company, mainly related to recent acquisitions; and

•	A increase in exchange differences of Ch$32,044 million, resulting in a loss of Ch$34,723 million for the year ended December 31, 2013 from a loss of Ch$2,680 million for the same period in 2012, as a result of the devaluation of local currencies against U.S. dollar; partially offset by;

•	A decrease in losses from indexation, of Ch$4,956 million, resulting in a loss of Ch$20,960 million for the year ended December 31, 2013 from a loss of Ch$25,915 million for the same period in 2012 as a result of a lower inflation rate in Chile; and

•	Higher earnings related to the fair value of cross currency swaps being booked in other earnings (losses) connected to the hedging of our U.S$ denominated debt.

Income tax charge

For the year ended December 31, 2013, we had an income tax expense of Ch$96,158 million, compared to an income tax expense of Ch$100,488 million for the same period in 2012. This decrease of Ch$4,331 million was due to lower income subject to income tax in the period.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings decreased Ch$29 million, or 0%, to Ch$249,930 million for the year ended December 31, 2013 from Ch$249,959 million for the same period in 2012. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 2.4% for the year ended December 31, 2013 from 2.7% for the same period in 2012.

Year ended December 31, 2012 as compared to year ended December 31, 2011

The following table presents, for the periods indicated, certain items of our statement of income:

	Year ended December 31,
	2012	2011	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	6,733,610	5,556,271	21%
Home improvement stores	1,063,086	948,641	12%
Department stores	886,075	690,772	28%
Shopping centers	172,104	129,727	32%
Financial services	282,180	267,874	5%
Other	12,022	11,520	4%
Total revenues from ordinary activities	9,149,077	7,604,806	20%
Cost of sales:
Supermarkets	(5,057,477)	(4,177,664)	21%
Home improvement stores	(711,500)	(647,337)	10%
Department stores	(644,668)	(499,413)	29%
Shopping centers	(27,213)	(19,449)	40%
Financial services	(104,680)	(85,632)	22%
Other	(2,294)	(5,421)	-58%
Total cost of sales	(6,547,832)	(5,434,917)	20%
Gross margin:
Supermarkets	1,676,133	1,378,607	22%
Home improvement stores	351,586	301,303	17%
Department stores	241,407	191,359	26%
Shopping centers	144,891	110,278	31%
Financial services	177,501	182,242	-2%
Other	9,728	6,099	60%
Total gross margin	2,601,245	2,169,890	20%
Administrative expenses, distribution costs and other expenses	(2,121,821)	(1,669,374)	27%
Other revenues by function	107,110	85,128	26%
Participation in earnings of associates	5,640	5,779	-2%
Financial income	8,110	10,984	-26%
Financial expenses	(211,022)	(144,136)	46%
Other earnings	(7,369)	(12,659)	-42%
Exchange differences	(2,680)	(9,876)	-73%
Losses from indexation	(25,915)	(31,289)	-17%
Income (loss) before taxes	373,297	404,448	-8%
Income tax charge	(100,488)	(119,556)	-16%
Net income	252,809	284,892	-11%
Profit attributable to non-controlling shareholders	2,851	10,559	-73%
Profit attributable to controlling shareholders	249,959	274,333	-1%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased Ch$1,544,271 million, or 20%, to Ch$9,149,077 million for the year ended December 31, 2012 from Ch$7,604,806 million for the same period in 2011, as a result of (i) an increase of Ch$1,177,339 million resulting from growth in revenues from ordinary activities of 21.3% in our supermarkets segment, (ii) an increase of Ch$114,445 million resulting from growth in revenues from ordinary activities of 12.1% in our home improvement stores segment, (iii) an increase of Ch$195,303 million resulting from growth in revenues from ordinary activities of 28.3% in our department stores segment, (iv) an increase of Ch$42,377 million resulting from growth in revenues from ordinary activities of 32.0% in our shopping centers segment, and (v) an increase of Ch$14,306 million, or 5.4%, resulting from growth in revenues from ordinary activities in our financial services segment.

Supermarkets

Our consolidated revenue from ordinary activities from our supermarkets expanded Ch$1,177,339 million, or 21%, to Ch$6,733,610 million for the year ended December 31, 2012 from Ch$5,556,271 million for the same period in 2011, primarily due to (i) an increase of Ch$543,040 million, or 35%, in sales in Brazil driven by the consolidation of Prezunic (ii) the consolidation of Carrefour´s former Colombian operations with revenues of Ch$115,354 million, (iii) the opening of 78 new supermarkets across the region, (iv) positive same store sales in Chile, Argentina and Peru of 4.8%, 18.5% and 4.2% respectively in local currency, accompanied by increases in average tickets.

Home improvement stores

Our consolidated revenues from ordinary activities from our home improvement stores increased Ch$114,445 million, or 12%, to Ch$1,063,086 million for the year ended December 31, 2012 from Ch$948,641 million for the same period in 2011, primarily due to (i) an increase of Ch$78,207 million, or 14.4%, resulting from higher revenues in Argentina driven by an increase in same-store sales in local currency of 26.6%, partially offset by the closure of one store and by the devaluation of the Argentine peso against the Chilean peso, (ii) an increase of Ch$32,892 million resulting from an increase in revenues of 9.0% in Chile driven by an increase in same-store sales in local currency of 6.3% and an expansion in sales resulting from the opening of 2 new stores (iii) an increase of Ch$3,347 million resulting from an increase in revenues of 8.5% in Colombia driven by an expansion of 4.1% in same stores sales in local currency partially offset by devaluation of the Colombian peso against the Chilean peso.

Department stores

Our consolidated revenues from ordinary activities from our department stores in Chile increased Ch$195,303 million, or 28%, to Ch$886,075 million for the year ended December 31, 2012 from Ch$690,772 million for the same period in 2011, primarily due to an increase in same stores sales of 5.3%, the consolidation of Johnson, and the opening of four new Paris stores in the period.

Shopping centers

Our consolidated revenues from ordinary activities from our shopping centers increased Ch$42,377 million, or 32.7%, to Ch$172,104 million for the year ended December 31, 2012 from Ch$129,727 million for the same period in 2011, primarily due to: (i) an increase of Ch$28,590 million, or 44.3%, resulting from growth in revenues in Chile due to an increase in selling space of 52.3% as a result of the opening of Costanera Center, with total selling space of 140,000 square meters, and Portal Osorno, and (ii) an increase of Ch$5,807 million resulting from growth in revenues of 9.7% in Argentina due to an increase in selling space of 4.0%, (iii) revenue growth in Peru in the segment of 24% for the year ended in December 2012 as a consequence of the opening of a shopping center in the city of Lima.

Financial services

Our consolidated revenues from ordinary activities from our financial services increased 4%, to Ch$282,180 million for the year ended December 31, 2012 from Ch$267,874 million for the same period in 2011, as a result of (i) an increase of Ch$9,322 million, or 29.2%, resulting from an expansion in revenues in Argentina driven by a larger loan portfolio, (ii) an increase of Ch$4,873 million, or 55.7%, resulting from rising revenues in Peru driven by a larger loan portfolio due to higher card usage and the buildup of our operations in the market. This growth was partially offset by a contraction of 21.1% in Brazil or Ch$982 million.

Cost of sales

Our consolidated cost of sales increased Ch$1,112,915 million, or 20%, to Ch$6,547,832 million for the year ended December 31, 2012 from Ch$5,434,917 million for the same period in 2011, primarily due to an increase in sales of 20.3%. Cost of sales as a percentage of sales climbed from 71.5% to 71.6% when comparing December 31, 2012 and 2011.

Supermarkets

Our consolidated cost of sales in our supermarkets increased 21.1%, or Ch$882,744 million, to Ch$5,057,477 million for the year ended December 31, 2012 from Ch$ 4,177,664 million for the same period in 2011. Costs as percentage of sales decreased by 0.1%, primarily due to (i) an increase of cost of sales in Brazil of Ch$435,406 million, or 36.2%, resulting from an increase of 35.0% in sales and lower cost of sales as a percentage of sales of 0.9%, due to the consolidation of Prezunic into our operations (which contributed Ch$491,080 to the increase in costs of sales), which allowed us to negotiate better terms with our suppliers in Brazil, (ii) an increase of Ch$345,885 million resulting from an increase of 12.7% or Ch$231,920 million in sales in Chile while cost of sales as a percentage of sales dropped from 76.3% to 75.8%, (iii) an increase of Ch$167,297 million resulting from an increase of 12.8% in sales in Argentina and lower cost of sales as a percentage of sales of 0.6%, due to inflation and better terms resulting from negotiations with our suppliers, and (iv) an increase of Ch$65,040 million resulting from an increase of 13.7% in sales in Peru and cost of sales as a percentage of sales of 0.7%.

Home improvement stores

Our consolidated cost of sales in home improvement stores increased Ch$64,163 million, or 10%, to Ch$711,500 million for the year ended December 31, 2012 from Ch$647,337 million for the same period in 2011, primarily due to (i) an increase of cost of sales in Chile of Ch$19,379 million resulting from an increase of 9% in sales and (ii) an increase of cost of sales in Argentina of Ch$42,257 million resulting from an increase of 14.4% in sales and lower cost of sales as a percentage of sales of 1.4% due to better terms resulting from negotiations with our suppliers. Costs as percentage of sales decreased by 1.3% primarily because our Argentine operations, which have lower cost of sales as percentage of sales as compared to Chile, represented a higher percentage of our home improvement sales than in the prior period, increasing to 57.1% of total home improvement stores segment revenues in 2012 from 55.0% of the total revenues of the home improvement stores segment in 2011.

Department stores

Our consolidated cost of sales in our department stores in Chile increased Ch$145,255 million, or 29.1% to Ch$644,668 million for the year ended December 31, 2012 from Ch$499,413 million for the same period in 2011, primarily due to an increase in sales in the period of 28.2%. Costs as percentage of sales increased by 0.5% primarily due to higher revenues and the integration of Johnson operations into our department store division.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers increased Ch$7,764 million, or 40%, to Ch$27,213 million for the year ended December 31, 2012 from Ch$19,449 million for the same period in 2011, primarily due to the opening of 4 new shopping centers in the region, mainly Costanera center in Chile and the expansion in revenue that it entailed.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services division jumped Ch$19,048 million, or 23%, to Ch$104,680 million for the year ended December 31, 2012 from Ch$85,632 million for the same period in 2011, primarily due to an expansion in our loan portfolio in Argentina and Peru.

Gross margin

Our consolidated gross margin increased Ch$431,355 million, or 20%, to Ch$2,601,245 million for the year ended December 31, 2012 from Ch$2,169,890 million for the same period in 2011, primarily due improved margins in all our divisions.

Our consolidated gross margin as a percentage of revenues from ordinary activities decreased 0.1% to 28.4% for the year ended December 31, 2012 from 28.5% for the same period in 2011.

Supermarkets

Our consolidated gross margin in our supermarkets increased Ch$297,526 million, or 21.7%, to Ch$1,676,133 million for the year ended December 31, 2012 from Ch$1,378,607 million for the same period in 2011, primarily due to improvements in gross margins in Peru, Argentina and Chile and the addition of Colombian operations. As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities increased by 0.1% to 24.9% for the year ended December 31, 2012 from 24.8% for the same period in 2011.

Home improvement stores

Our consolidated gross margin in our home improvement stores increased Ch$ 50,283 million, or 17%, to Ch$351,586 million for the year ended December 31, 2012 from Ch$301,303 million for the same period in 2011, primarily due to lower expenses and costs of sales in Chile because of higher volume discounts from suppliers, reduced inventory, logistic efficiencies in Argentina and greater bargaining power with Colombian suppliers along with lower costs from logistics.

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our home improvement stores increased by 1.3% to 33.1% during the year ended December 31, 2012 from 31.8% for the same period in 2011.

Department stores

Our consolidated gross margin in our department stores in Chile increased Ch$50,048 million, or 26%, to Ch$241,407 million for the year ended December 31, 2012 from Ch$191,359 million for the same period in 2011, primarily due to better inventory management and sales mix. As a result of the consolidation of Johnson´s , our consolidated gross margin as a percentage of revenues from ordinary activities in our department stores decreased by 0.5% to 27.2% for the year ended December 31, 2012 from 27.7% for the same period in 2011.

Shopping centers

Our consolidated gross margin in our shopping centers increased Ch$34,613 million, or 31%,to Ch$144,891 million for the year ended December 31, 2012 from Ch$110,278 million for the same period in 2011, primarily due to the fact that the Chilean shopping operations, with a higher gross margin than Argentina and Peru, increased its participation in overall shopping revenues to more than 55% of the division

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our shopping centers increased to 85.6% for the year ended December 31, 2012 from 85.0% for the same period in 2011.

Financial services

Our consolidated gross margin in our financial services segment decreased Ch$4,741 million, or 2.6%, to Ch$177,501 million for the year ended December 31, 2012 from Ch$182,242 million for the same period in 2011, as a result of higher costs of sales due to a larger portfolio in Chile because of the integration of Johnson credit card, and higher costs in Peru due to the building up of the operation.

Other revenues by function

Our consolidated other revenues by function increased by Ch$21,982 million, to Ch$107,110 million for the year ended December 31, 2012 from Ch$85,128 million for the same period in 2011, as a result of a higher revaluation of investment properties in 2012 compared to the same period in 2011.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased 27.0% to Ch$2,121,821 million for the year ended December 31, 2012 from Ch$1,669,374 million for the same period in 2011, in line with higher revenues from ordinary activities of 20%.

Under this line we have recorded the effect of provisions that were a direct consequence of the unfavorable outcome of a class action initiated by SERNAC against our subsidiary, CAT. We have included provisions in the amount of Ch$20,000 million, or 0.9% of all expenses added to the line in the period.

Provisions were made under our financial services segments, as Cencosud S.A. was not a party to the litigation.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2012	2011	% Change
	(in millions of Ch$)
Other earnings (losses)	(7,369)	(12,659)	-42%
Financial income	8,110	10,984	-26%
Financial expenses	(211,022)	(144,136)	46%
Exchange differences	(2,680)	(9,876)	-73%
Losses from indexation	(25,915)	(31,289)	-17%
Total losses from financial and other activities	(238,876)	(186,975)	22%

Our consolidated losses from financial and other activities increased by Ch$51,900 million, to a loss of Ch$238,876 million for the year ended December 31, 2012 from a loss of Ch$186,975 million for the same period in 2011. This increase was primarily due to the following factors:

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

Income tax charge

For the year ended December 31, 2012, we had an income tax expense of Ch$100,488 million, compared to an income tax expense of Ch$119,556 million for the same period in 2011. This decrease of Ch$19,063 million was due to tax losses that originated in 2012, consolidation of Banco Paris and Carrefour Colombia (not consolidated in 2011), the change in the income tax rate in Chile, from 17% to 20% (impact on deferred taxes), and the changes in ARS/CLP and BRL/CLP exchange rate.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings decreased Ch$24,374 million, or 1%, to Ch$249,959 million for the year ended December 31, 2012 from Ch$ 274,333 million for the same period in 2011. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 2.7% for the year ended December 31, 2012 from 3.6% for the same period in 2011.

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

At December 31, 2013 we had a positive working capital (defined as total current assets, excluding cash and cash equivalents and other financial assets, minus total current liabilities, excluding other current financial liabilities) of Ch$596 million.

At December 31, 2012 we had a negative working capital current of Ch$146,574 million.

At December 31, 2011, we had a negative working capital current of Ch$14,758 million.

Cencosud announced on April 1, 2014 that it had successfully concluded the refinancing of liabilities in the amount of approximately US$770 million, reducing liquidity needs for the next 24 months. The company believes this would also improve the overall liquidity position.

The debt roll-over operation had the support of 10 regional Banks; BBVA, Banco de Bogotá, Bradesco, Banco del Estado de Chile, HSBC, Mizuho Bank, Banco Popular de Colombia, Rabobank, Santander and Sumitomo Mitsui Banking Corporation in addition to other competitive offers.

Proceeds from this refinancing are intended to be used for the refinancing of liabilities in Chile, Brazil, Peru and Colombia with terms ranging from 3 to 6 years. Proceeds are intended to be divided in the following amounts, USD 270 million in Chile, US$ 60 million in Peru, US$144 million in Brazil and US$179 million in Colombia. As a result of this refinancing, the maturity of outstanding debt extended while its terms and conditions remained unchanged.

This refinancing is in line with the company’s financial strategy, seeking to extend payment terms for its debt, shifting focus to the operation and ultimately deleverage the company.

We believe that our cash from operations, current financing initiatives and cash and cash equivalents are sufficient to satisfy our capital expenditures and debt service obligations in 2014. We anticipate financing any future acquisitions or capital expenditures for property, plant and equipment with cash from operations and additional indebtedness.

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

Indebtedness

At December 31, 2013, our total consolidated short-term financial debt was Ch$515,886,626 million, and our total consolidated long-term debt was Ch$2,096,856,756 million.

Our total financial debt includes both fixed-rate and variable-rate debt. Taking into account the effects of cross currency swaps, excluding Banco Paris indebtedness, at December 31, 2013, approximately 47% of our debt was variable-rate, and the remainder was fixed-rate. At December 31, 2013, approximately 11% of our debt was denominated in U.S. dollars, approximately 27% in UF, approximately 50% in Chilean pesos, approximately 2% in Argentine pesos, approximately 2% in Peruvian nuevos soles, approximately 4%in Brazilian reais and approximately 4% in Colombian Pesos. As part of our financial management policies, from time to time we enter into swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Our strategy is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total debt.

In order to fund our growth plans, improve our amortization profile and reduce our cost of debt, in 2011 we issued bonds with an aggregate principal amount of US$750 million due 2021 in a 144A/Reg-S offering in the international capital market, with a fixed interest rate of 5.5% (the “2011 144A/Reg-S Bond”). We have hedged the currency risk associated with this issuance through cross-currency swaps with a nominal amount of U.S.$535 million. Additionally, in June 2011, we issued in the Chilean debt capital market bonds due 2031 with an aggregate principal amount of Ch$54,000, with a fixed interest rate of 7.40%. This was the first bond issuance in the Chilean market in Chilean pesos with a term of maturity of 20 years, the longest term ever in the history of the Chilean debt capital markets to date. As a result of these issuances, we were able to extend the duration of our debt (from approximately 4.8 years at the end of 2010 to over 7.5 years at the end of 2011) and streamline our debt amortization schedule.

On October 17, 2012, the Company entered into the Bridge Loan Agreement with a syndicate of banks, which included the initial purchasers and/or affiliates of the initial purchasers of the Company’s note offering, in the amount of U.S.$2,500 million to finance the purchase of Carrefour’s Colombian operations.

On December 6, 2012, the Company issued U.S.$1,200 million aggregate principal amount of bonds due 2023 in a Rule 144A and Regulation S offering in the international capital markets (the “2023 144A/Reg S Bond”). The 2023 144A/Reg S Bond accrues interest at a fixed rate of 4.875%. The Company applied part of the proceeds of the 2023 144A/Reg-S Bond to repay U.S.$1,000 million outstanding under the Bridge Loan Agreement.

On March, 2013 we completed a preemptive rights offering in the Chilean market that raised U.S.$1,600 million, and used the proceeds from that capital increase to prepay the outstanding amount of the Bridge Loan Agreement of U.S.$1,500 million.The rest of the proceeds of the capital increase were used to pay other short term liabilities.

Credit facilities (Banks loans and bonds)

At December 31, 2013, our principal bank credit facilities and bonds (including interest) consisted of the following:

	As of December 30, 2013
	Currency	Amount Outstanding	Maturity Date		Amount Outstanding
		(in U.S.$)			(in Ch$ Th)
Banks:
Chile
Banco del Chile	USD	9,928,608	N/A	*	5,208,647
Banco del Chile	CH$	93,304,413	10-12-2015		48,948,428
Banco Santander Chile	USD	13,521	N/A	*	7,093
Banco Santander Chile	USD	6,851,183	N/A	*	3,594,199
Banco Santander Chile	CH$	59,742,496	N/A	*	31,341,511

Banco Santander Chile	USD	566,956	N/A	*	297,431
Banco Santander Chile	CH$	63,516,772	09-20-2016		33,321,534
Banco de Credito e Inversiones	CH$	48,178,685	10-13-2015		25,275,020
Banco ITAU	CH$	48,340,910	1-07-2014		25,360,125
Banco ITAU	CH$	48,254,147	10-07-2014		25,314,608
Banco BICE	CH$	36,679,663	09-14-2016		19,242,518
Banco Bilbao Vizcaya Argentaria Chile	CH$	135,027,371	09-07-2017		70,836,709
Banco Bilbao Vizcaya Argentaria Chile	CH$	67,782,072	08-02-2015		35,559,153
Banco Bilbao Vizcaya Argentaria Chile	CH$	2,505,240	N/A	*	1,314,274
Banco Bilbao Vizcaya Argentaria Chile	CH$	9,857,018	N/A	*	5,171,090
Banco del Estado de Chile	CH$	151,148,878	06-29-2015		79,294,213
Banco del Estado de Chile	CH$	44,776,541	N/A	*	23,490,221
Banco Security	CH$	3,529,264	N/A	*	1,851,487
Banco Security	USD	23,719	N/A	*	12,443
Banco Scotiabank	USD	99,748,041	10-21-2017		52,328,820
Banco Rabobank	USD	51,119,445	10-04-2018		26,817,772

Total Chile		980,894,943			514,587,296

Peru
Bco_Credito	S/.	9,619,456	03-19-2018		5,046,463
Bank Of Tokio	USD	34,787,606	03-28-2017		18,249,926
Banco BCP	S/.	25,320,425	01-07-2019		13,283,348
Banco Bilbao Vizcaya Argentaria	USD	40,753,842	09-04-2017		21,379,873
Banco Bilbao Vizcaya New York	USD	28,583,517	11-16-2015		14,995,199
Banco Scotiabank	S/.	14,969,760	12-27-2017		7,853,286
Banco Scotiabank	S/.	13,294,676	N/A	*	6,974,520
Banco Bilbao Vizcaya Argentaria	S/.	22,346,654	N/A	*	11,723,278

Total Peru		189,675,936			99,505,893

Brazil
BNDES	R$	2,395,930	09-15-2014		1,256,929
BNDES	R$	2,625,945	06-12-2014		1,377,597
BNDES	R$	734,183	03-17-2014		385,160
Banco Bradesco	R$	13,862,845	11-07-2016		7,272,587
Banco HSBC	R$	106,056,105	06-30-2014		55,638,093
Bank Of Tokio	R$	36,693,435	06-30-2014		19,249,743
Banco do Brasil	R$	17,907,019	07-11-2012		9,394,201
Banco Nordeste	R$	3,274,162	09-15-2014		1,717,658

Total Brazil		183,549,624			96,291,968

Argentina
Banco Frances	AR$	8,254,440	N/A	*	4,330,362
Banco Galicia	AR$	2,060,060	1-02-2015		1,080,728
Standart Bank	AR$	2,060,060	11-02-2015		1,080,728
Banco Macro	AR$	7,671,413	N/A	*	4,024,500
Banco Frances	AR$	9,972,837	N/A	*	5,231,850
Banco Galicia	AR$	3,396,542	N/A	*	1,781,860
Banco Galicia	AR$	438,398	N/A	*	229,988
Banco Ifc	USD	23,065,807	08-16-2016		12,100,553
Banco Frances	AR$	874,541	N/A	*	458,793
Banco Galicia	AR$	2,473,672	N/A	*	1,297,713
Banco Frances	AR$	27,560,050	N/A	*	14,458,278
Banco Galicia	AR$	1,465,058	11-02-2015		768,584
Banco Frances	AR$	15,342,826	N/A	*	8,049,000
Banco Macro	AR$	7,671,413	N/A	*	4,024,500

Total Argentina		112,307,118			58,917,437

Colombia
Banco Davivienda	COL	1,810,280	06-24-2014	949,691
Banco Davivienda	COL	1,807,478	06-24-2014	948,221
Banco Avvillas	COL	1,827,899	06-24	958,934
Banco Avvillas	COL	521,040	06-24	273,343
Banco Avvillas	COL	1,563,007	06-24	819,969
Banco Avvillas	COL	1,808,927	06-24	948,981
Banco Davivienda	COL	1,809,754	06-24	949,415
Banco Citibank	COL	1,808,902	06-24	948,968
Banco Citibank	COL	1,806,538	06-24	947,728
Banco Helm Bank	COL	1,806,578	06-24	947,749
Banco Helm Bank	COL	2,785,990	06-24	1,461,558
Banco Colpatria	COL	1,693,161	06-24	888,249
Banco de Bogota	COL	30,171,184	06-24	15,828,105
Banco de Bogota	COL	7,189,045	06-24	3,771,445
Banco de Bogota	COL	3,737,340	06-24	1,960,646
Banco de Bogota	COL	1,211,925	06-24	635,788
Banco Corpbanca	COL	54,492,867	06-24	28,587,503
Banco Bbva	COL	35,379,430	06-24	18,560,403
Banco Popular	COL	10,050,904	06-24	5,272,805
Banco de Bogota	COL	13,191,186	06-24	6,920,228

Total Colombia		176,473,436		92,579,729

Bonds:
BCENC J, Series B1 and B2	UF	94,372,399	09-01-2026	49,508,704
BCENC A	UF	174,343,890	03-15-2027	91,462,548
BCENC C	UF	191,691,702	07-01-2027	100,563,384
BCENC D	UF	64,417,567	07-03-2028	33,794,100
BCENC E	UF	87,136,492	05-07-2018	45,712,675
BCENC F	UF	194,515,920	05-08-2028	102,044,997
BCENC J	UF	134,818,787	10-15-2029	70,727,284
BCENC K		$58,492,804	03-01-2014	30,685,910
BCENC L	UF	33,518,387	05-28-2015	17,584,081
BCENC N	UF	195,846,229	05-28-2030	102,742,890
BCENC O		$96,948,678	06-01-2031	50,860,246
Incabond 1	S/.	100,526,930	05-07-2018	52,737,433
Incabond 2	S/.	47,815,402	08-14-2017	25,084,438
2021 RegS / 144a Bond	USD	763,350,853	01-20-2021	400,461,491
2023 RegS / 144a Bond	USD	1,099,656,657	01-20-2023	576,890,879

Total Bonds		3,337,452,698		1,750,861,060

*	Non-committed overdraft credit facilieties with no set maturity.

In addition, at December 31, 2013, we had Ch$32,588 million in financial leasings.

At December 31, 2013 we had over Ch$325,564 million in uncommitted lines of credit with the regional banks that we work with. We deal with a wide diversity of banks around the world. We believe, if necessary, we can reopen our existing international bonds or issue one or more new series of bonds as appropriate, or can obtain commercial paper in the Chilean market.

Our loan agreements and outstanding bonds contain a number of covenants requiring us to comply with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require us to maintain:

•	a ratio of consolidated Net Financial Debt to consolidated net worth not exceeding 1.2 to 1;

•	a ratio of consolidated Net Financial Debt to EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters for such period of less than 5.25 to 1;

•	unencumbered assets in an amount equal to at least 120% of the outstanding principal amount of total liabilities;

•	minimum consolidated assets of at least UF 50.5 million; and

•	minimum consolidated net worth of at least UF 28.0 million.

As of the date of this annual report, we are in compliance with all of our loan and debt instruments.

Leases

We have significant operating lease obligations. At December 31, 2013, 45% of our total selling space was located on leased properties. Our store leases typically have a term ranging from 10 to 32 years and provide for both monthly fixed and variable lease payments. Our shopping center leases typically have terms of more than 30 years and provide for fixed monthly rent payments.

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

On October 18, 2012, Cencosud S.A. signed the Stock Purchase Agreement with the Seller in respect of the purchase of 100% of the capital stock of Carrefour’s operations in Colombia, for a total purchase price equal to €2 billion subject to adjustments pursuant to the Stock Purchase Agreement. The acquired companies operated supermarkets under the “Carrefour” and “Maxi” brand names in Colombia. See “Item 4. Information on the Company—A. History and Development of the Company—History—Acquisition of Carrefour’s Operations in Colombia.” In order to finance the purchase of the acquisition of Carrefour’s operations in Colombia, on October 17, 2012, the Company entered into the Bridge Loan Agreement with a syndicate of banks in the amount of U.S.$2,500 million, which we repaid with proceeds of our 2023 144A/Reg-S Bond and with the 2013 follow on capital Increase.

No acquisitions were completed during the 2013 fiscal period.

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented.

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)
Net cash from operating activities	364,782	718,715	567,739
Net cash used in investing activities	(320,507)	(1,873,568)	(623,752)
Net cash from financing activities	(107,029)	1,246,077	89,607

Cash flows for year ended December 31, 2013 compared to year ended December 31, 2012

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash outflow of Ch$62,755 million for the year ended December 31, 2013 compared to a net cash inflow of Ch$91,224 million for the year ended December 31, 2012.

Operating activities. Our net cash flows from operations decreased 49.2% to Ch$364,782 million for the year ended December 31, 2013 from Ch$718,715 million for the year ended December 31, 2012. The decrease was primarily attributable to our supermarket division, where cash flows fell 47.2% as a result of increased working capital needs particularly from Colombia and Peru. Colombia had inventory increases of Ch$ 25,893 million while Peru had an increase in accounts receivables of Ch$ 37,332 million and an inventory increase of Ch$ 31,035 million. Our home improvement division had a Ch$ 71,052 million decrease in cash flows as a result of larger tax expenses in Argentina when compared to the 2012 period. Our department store division had a decrease in cash flows of Ch$ 14,310 million as a result of larger inventories in Chile and the start up of our Peruvian operations.

Investing activities. Our net cash outflows from investing activities decreased 82.9% to Ch$320,507 million for the year ended December 31, 2013 from Ch$1,873,568 million for the year ended December 31, 2012 due to the higher comparison basis for the 2012 period as a result of the inorganic expansion of the supermarket business into Colombia in addition to organic expansion that the company experienced throughout its markets in 2012 due to the opening of 117 stores and 3 shopping centers in 2012 versus the opening of 46 stores in 2013. During 2012 the company invested Ch$ 1,535,105 million for the purchase of subsidiaries and to obtain control of other companies such as our supermarket operations in Colombia for Ch$1,179,000 million, the initial payment for Johnson in the order of Ch$ 243,000 million and Prezunic for Ch$102,000 million. Additionally the company made investments in property, plants and equipment, mainly in Chile for Ch$268,000 million for our shopping centers, supermarkets and home improvement divisions. In Brazil we performed investments in property, plants and equipment in the amount of Ch$96,000 million and in Argentina for Ch$88,000 million.

Financing activities. Our net cash flows from financing activities decreased 108.6%, to outflows of Ch$107,029 million for the year ended December 31, 2013 compared to inflows of Ch$ 1,246,077 million for the year ended December 31, 2012. This was due to higher financial expense resulting from inorganic expansion of our supermarket business into Colombia. During 2012 the company received inflows in the amount of Ch$ 632,987 million resulting from a capital increase. During 2013 the company performed an additional capital increase for Ch$ 818,871 million. The company had interest payments and principal amortizations of Ch$ 1,181,329 million in 2013 over the amount paid during 2012. Additionally the company had lower financing inflows of Ch$ 573,866 million below the amount raised during the 2012 period. During 2012 the company secured the Bridge Loan Facility with JP Morgan Chase to finance the acquisition of supermarket operations in Colombia in combination with raising US$ 1,200 million in a 144A/Reg S bond issuance.

Cash flows for year ended December 31, 2012 compared to year ended December 31, 2011

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$91,224 million for the year ended December 31, 2012 compared to a net cash inflow of Ch$33,847 million for the year ended December 31, 2011.

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

Investing activities. Our net cash flows from investing activities increased 200% to Ch$1,873,568 million for the year ended December 31, 2012 from Ch$623,753 million for the year ended December 31, 2011. This change was primarily due to inorganic expansion in our supermarket division during the 2012 period.

Financing activities. Our net cash flows from financing activities increased 1,290% to Ch$1,246,077 million for the year ended December 31, 2012 from Ch$89,607 million for the year ended December 31, 2011. This change was primarily due to higher proceeds from loans and bond issuances related to the payment of acquisitions.

Capital expenditures and permanent investments

The following table presents our capital expenditures for the periods indicated:

	Years ended December 31,
	2013	2012	2011
	(in millions of Ch$)
Capital expenditures(1)	(318,597)	(575,228)	(616,336)
Permanent investments(2)	—	(1,535,105)	(21,576)
Total	(318,597)	(2,119,922)	(637,912)

(1)	Purchase of property, plant and equipment.
(2)	Primarily investments in acquired companies. See “—A. Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” above for additional details regarding our acquisition activities in recent years.

Our total capital expenditures were approximately Ch$318,597 million, Ch$575,228 million and Ch$616,336 million in 2013, 2012 and 2011, respectively. In each of these years, our capital expenditures were made primarily to develop and expand our stores and shopping centers. In addition to our capital expenditures, we invested in permanent investments Ch$1,535,105 million in 2012 and Ch$21,576 million in 2011. In 2013 we had no permanent investments as there were no acquisitions made in the period. In the past, permanent investments were primarily related to acquisitions. During 2013, our organic expansion included the opening of 46 new stores and the addition of 5 new shopping centers. This represented selling space growth of 788,212 square meters. Our supermarket division saw the opening of 34 new stores with focus on Brazil with the opening of 17 new stores, or 43,982 square meters of selling space, followed by Chile with 10 new stores, a selling space expansion of 21,559 square meters. Our home improvement division opened 7 new stores, with most of our growth coming from Colombia where we opened 5 stores adding 38,665 square meters of selling space. Lastly, as a greenfield project, our department store division opened 6 new stores in Peru to take the division to the Peruvian market, resulting in a selling speace of 32,222 square meters. Our shopping center division opened 5 new shopping centers with Chile leading the way with one new neighborhood mall and a new powercenter, adding 2,301 square meters. Peru followed with the opening of a neighborhood mall that added 17,085 square meters of gross leasable area. Finally, Colombia added two new local shopping centers that added 14,514 square meters of gross leasable area. See “—A. Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” above for additional details regarding our acquisition activities in recent years.

In 2014, we expect to invest approximately U.S.$425 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we expect we will invest U.S.$64 million in 19 new stores in our supermarket, home improvement and department store divisions. In Brazil, we plan to invest U.S.$41 million for the opening of 10 new stores and the refurbishing a distribution center in the State of Rio de Janeiro. In Peru, the investment plan totals U.S.$42 million and includes the opening of 5 new supermarkets and 3 new Paris stores. In Argentina, we plan to invest U.S.$25 million for the opening of 6 new stores and one new distribution center. In Colombia, we plan to invest U.S.$38 million for the opening of 2 Easy stores and 6 new supermarkets. In addition, we plan to invest U.S.$100 million in information technology projects to improve operating efficiency and strengthen our e-commerce operations. Additionally U.S.$40 million have been earmarked for environmental and traffic mitigation measures connected to Costanera Center and the completion of the two office towers. Maintenance expenditures for existing stores are estimated at U.S.$75 million in 2014.

Our projected capital expenditures may vary substantially from the numbers set forth above as a result of a variety of factors including competition and the cost, currencies and availability of the necessary funds.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2013:

	Less than One Year	One to Three Years	Three to Five Years	Thereafter	Total
	(in millions of U.S.$)
Long-term debt obligations (1)	0	545,627	322,214	2,049,265	2,917,106
Short-term debt obligations (1)	595,179	0	0	0	595,179
Time deposits and other Bank Balances	155,728	56,120	2,009	11,139	224,996
Leases obligations and other financial liabilities	204,878	533,091	6,874	1,347,201	2,092,044
Commercial loans	2,006,359	74,430	0	—	2,080,788
Tax Liabilities	63,131	0	0	0	63,131

Total	3,025,275	1,209,268	331,096	3,407,606	7,973,245

(1)	Short-term obligations include the short-tern portion of the long-term debt and accrued interest expenses.

G. SAFE HARBOR

See section entitled “Forward-Looking Statements” in this annual report for forward-looking statement safe harbor provisions.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Age	Years at Cencosud(1)
Horst Paulmann Kemna(2)	Chairman of the Board	79	35
Heike Paulmann Koepfer(2)	Director	44	14
Peter Paulmann Koepfer(2)	Director	45	19
Richard Büchi Buc	Director	61	1
Cristián Eyzaguirre Johnston	Director	65	9
David Gallagher Patrickson	Director	69	3
Julio Moura	Director	62	2
Roberto Oscar Philipps	Director	67	12
Erasmo Wong Lu Vega	Director	70	5

(1)	Including years in other positions at Cencosud.
(2)	Horst Paulmann Kemna is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer.

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

Heike Paulmann Koepfer. Mrs. Paulmann has been a member of our Board of Directors since April 1999. She has a degree in business from the Universidad de Chile and an MBA from Universidad Adolfo Ibañez.

Peter Paulmann Koepfer. Mr. Paulmann has been a member of our Board of Directors since September 1996. Mr. Paulmann currently is the Chief Executive Officer for Importadora y Comercial Regen Ltda. and has also served as Director of our shopping center division in Chile since 2002. He has a degree in business from the Pontificia Universidad Católica de Chile.

David Gallagher Patrickson. Mr. Gallagher has been a member of the Board of Directors since April 2011. He has an MA in Modern Languages from Oxford University. He is Chairman and Founding Partner of ASSET Chile S.A, and is a director and Executive Committee member of the Centro de Estudios Publicos. Prior to founding ASSET Chile in 1984, Mr. Gallagher spent 10 years at Morgan Grenfell, where he became head of Latin American investment banking and director of Morgan Grenfell International.

Erasmo Wong Lu Vega. Mr. Wong has been a member of our Board of Directors since 2008. Mr. Wong has a civil engineering degree from the National University of Engineering in Peru and post graduate degrees from the High Management Program and the First Program for Presidents, both from the University of Piura. He has been President of GSI Association (Formerly EAN Peru) and is currently Vice-president of the Marketing Association of Peru and the Retail and Department Stores Association. Prior to joining Cencosud, Mr. Wong was the president for Supermercados Wong in Peru until 2008, when it was acquired by Cencosud.

Roberto Oscar Philipps. Mr. Philipps has been a member of our Board of Directors since 2003. He has held several executive positions with the Techint Organization and previously with Exxon Corporation. He is a former President of the Argentine Financial Executives Association and serves on the board of companies in Chile and Argentina. Mr. Philipps has a degree in business administration and accounting from the Universidad de Buenos Aires and completed the Advanced Excutive Progam at the Kellogg School, Northwestern University.

Cristián Eyzaguirre Johnston. Mr. Eyzaguirre has been a member of our Board of Directors since 2005. He has an economics degree from Universidad de Chile and a Master of Arts in Economics from The University of California, Berkeley. Mr. Eyzaguirre is the former Chief Executive Officer of Banco Bice and Chief Financial Officer of Empresas CMPC S.A., and was a professor of Economics at the Universidad de Chile. He is currently a Director of Besalco, E-CL, Agunsa, Grupo GTD Teleductos, Teléfonica del Sur, IPAL, Banco París, Banco Cencosud (Perú) and Wenco. He also is Vice chaiman of the advisory committee for the Chilean soverign investment fund.

Julio Moura. Mr. Moura has been a member of our Board of Directors since September 2011. Mr. Moura also serves as a director of Natura Cosméticos, Adecoagro and Brinox and as Chairman of Instituto Arapyaú. Prior to joining Cencosud, Mr. Moura served as Chairman of Masisa from 2002 to 2007 and as Executive Vice President of Schindler Group, Switzerland, from 1992 to 1997. Mr. Moura holds a Master’s Degree from MIT’s Sloan School of Management and an Engineering Degree from the Swiss Federal Institute of Technology (ETH).

Richard Büchi Buc.Mr. Büchi was elected an independent member of the board in April, 2013. He holds a civil engineering degree from Universidad de Chile and an MBA from the Wharton School of Business from the University of Pennsylvania. On March 2013 he took over the executive vice-presidency of ENTEL’s mobile phone division after having acted as the company’s CEO for 18 years. Additionally, Mr. Büchi was chairman of the board of Entel PCS and Entelphone.

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Age	Years at Cencosud(1)
Daniel Rodríguez	Chief Executive Officer	48	5
Juan Manuel Parada	Chief Financial Officer	40	7
Carlos Mechetti	General Counsel	44	19
Stefan Krause	Projects Managing Director	42	1
Rodrigo Larrain	Real Estate Managing Director	42	1
Bronislao Jandzio	Audit Managing Director	59	15
Pablo Castillo(2)	Supermarkets Managing Director	46	12
Patricio Rivas	Financial Retail Managing Director	51	11
Marcelo Reyes	Corporate Risk Managing Director	47	11
Carlos Wulf	Home Improvement Stores Managing Director	61	9
Jaime Soler(3)	Department Stores Managing Director	42	9
Andrés Artigas	Chief Information Officer	48	8
Pietro Illuminati(4)	Procurement Managing Director	50	3
Rodrigo Hetz	Human Resources Managing Director	39	2
Renato Fernandez	Corporate Affairs Managing Director	40	2
Ricardo Bennett(3)	Department Stores Managing Director	39	9

(1)	Including years in other positions at Cencosud.
(2)	Mr. Pablo Castillo resigned from this position effective March 31, 2014 to pursue other business ventures, and this position was subsequently eliminated as part of our revisions to our internal corporate management structure.
(3)	In February 2014, Mr. Jaime Soler was named Managing Director of Retail Businesses for Cencosud, and Mr. Ricardo Bennett assumed the position of Department Stores Managing Director.
(4)	Mr. Pietro Iluminati left his position at Cencosud in January 2014, and this position was subsequently eliminated as part of our revisions to our internal corporate management structure.

Daniel Rodríguez. Mr. Rodriguez has been our Chief Executive Officer since 2009. He also served as our Chief Financial Officer in 2007. Mr. Rodríguez has a degree in Forestry from the Universidad Austral de Chile and an Executive MBA from the Universidad Adolfo Ibañez. Prior to joining us he worked for Shell Chile, Ecuador, Argentina and Shell International, as Lubricants Transport Global Finance Manager and Lubricants Europe/Africa Finance Manager from 2004-2008.

Carlos Mechetti. Mr. Mechetti has been our General Counsel since 1999. He graduated from Universidad del Museo Social Argentino in 1993 and joined us in 1994 as counsel to our shopping center division in Argentina. Mr. Mechetti has taken different post graduate courses at UBA, UADE, CEMA and Harvard University.

Bronislao Jandzio. Mr. Jandzio has been our Audit Managing Director since 1998. Before joining Cencosud, he was the Regional Chief for the Global Accounting Department for the Deutsche Bank Group in Frankfurt, Germany. Mr. Jandzio has a Banklehre diploma from the German Banking Academy.

Pablo Castillo. Mr. Castillo was our Supermarkets Managing Director from 2008 until March 31, 2014. Previously he served as our Department Store Managing Director and Chief Administrative and Financial Officer. Prior to joining Cencosud in 2001, Mr. Castillo was the Chief Financial Officer of Compañía Sudamericana de Vapores and Resident Vice-president in the Corporate Finance Area of Citicorp Chile S.A. Mr. Castillo has a degree in Business and Economics from the Pontificia Universidad Católica de Chile and a master in Economics from the University of California.

Carlos Wulf. Mr. Wulf has been our Home Improvement Stores Managing Director since Oct.2008. He joined Cencosud in July 2004. He graduated as a Naval Engineer from the Academia Politécnica Naval in 1982.

Renato Fernandez. Mr. Fernandez has been our Corporate Affairs Manager since 2011 when he joined Cencosud. Prior to that, he served as Communications Director at Endesa Chile. He received his degree in Journalism from Universidad Gabriela Mistral.

Jaime Soler. Mr. Soler was appointed as our Corporate Retail Managing Director in February 2014. Prior to his appointment as head of this new division, Mr. Soler had worked as our Department Stores Managing Director since 2008 and successfully commanded the turnaround process for our Johnson acquisition in Chile. He received his degree in Commercial Engineering from the Universidad de Chile and an MBA from The Kellogg School of Management.

Rodrigo Larrain. Mr. Larrain has been our Real Estate Managing Director since March 2013. He has a degree in civil engineering and an MBA from the University of Michigan, Ross School of Business and also completed the school´s General Management program. Prior to joining Cencosud he worked as Chief Financial and Investment officer at Enjoy S.A. Mr. Larrain also has over 10 years of work experience in corporate and investment banking at Citigroup and BBVA.

Marcelo Reyes. Mr. Reyes has been our Corporate Risk Managing Director since December 2011. He has previously served as Risk Director of Credit Card Business in Chile. He graduated with a degree in Business Administration from the Pontificia Universidad Católica de Valparaíso and earned an MBA degree from Tulane University, New Orleans, and from the Universidad de Chile.

Patricio Rivas. Mr. Rivas has been our Financial Retail Managing Director since 2011. Previously he served as our Corporate Risk Managing Director from 2010 to 2011. He graduated with a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Pietro Iluminati. Mr. Iluminati joined Cencosud in 2010 and was our Procurement Director through January 2014. He received his doctorate degree in Aeronautical Engineering from the Universidad de Roma.

Rodrigo Hetz. Mr. Hetz has been our Human Resources Director since April 2011. He has a degree in Industrial Engineering from Universidad de Chile and an MBA from the University of California—Berkeley. He also worked at McKinsey & Co. from 2006 to 2011, advising companies in different countries on strategy and organizational effectiveness. From 1999 to 2004, Mr. Hetz worked at Citibank in Human Resources management roles including Senior HR generalists, compensation & benefits, M&A/Integration, and organizational development positions.

Andres Artigas. Mr. Artigas has been our Chief Information Officer since 2011. Prior to this he was our Information Officer for our operations in Chile and in 2005 for our Department Store business. Prior to joining Cencosud he had worked as IT Manager for Principal Financial Group in Chile, IT and Marketing for British American Tobacco in Chile as well. Mr. Artigas has a degree in industrial engineering with a major in Computer sciences and electronics from Pontificia Universidad Catolica de Chile.

Juan Manuel Parada. Mr. Parada has been our Chief Financial Officer since 2012. Between 2008 and 2012, he was General Manager of our supermarkets operations in Peru. Prior to 2008, Mr. Parada worked in various leadership roles in Cencosud. Mr. Parada has also served as Regional Manager for Airports at Lan Airlines and as a senior consultant at Accenture, based in Buenos Aires and London. Mr. Parada has a degree in Business Administration from Universidad Blas Pascal of Cordoba and an MBA from the MIT Sloan School of Management.

Ricardo Bennett. Mr. Bennett was appointed as our Department Store Managing Director in February 2014. He joined Cencosud in 2008 as Department Store Business Development Manager. Mr. Bennett holds a degree in civil engineering and an MBA from ESADE, Barcelona, Spain. Prior to joining Cencosud Mr. Bennett was a buyer at Falabella.

B. COMPENSATION

Compensation of Directors and Executive Officers

In accordance with Article 33 of the Chilean Corporations Law and our Bylaws, the compensation of our directors is approved once a year at our annual shareholders meeting. See Note 9 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Total compensation to members of our Board of Directors during 2013 was Ch$810 million. For 2013, the aggregate amount of compensation we paid to executive officers was Ch$6,255 million. We do not disclose to our shareholders or otherwise make public information as to the compensation of any individual executive officers.

None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

The following table presents information relating to directors’ fees paid to all our directors during the periods shown:

	Year ended December 31,
	2013	2012	2011
	(in thousands of Ch$)
Horst Paulmann Kemna	147,291	104,146	87,730
Heike Paulmann Koepfer	73,646	57,292	58,193
Peter Paulmann Koepfer	73,646	52,072	43,854
Bruno Philippi Irarrázaval	—	—	21,774
Cristián Eyzaguirre Johnston	79,771	69,453	57,483
Roberto Oscar Philipps	98,225	69,453	50,739
Sven von Appen Behrmann	18,283	52,072	43,936
Erasmo Wong Lu Vega	73,646	52,072	44,673
David Gallagher Patrickson	98,225	69,453	43,973
Julio Moura Neto	73,646	52,072	—
Richard Büchi Buc	73,816	—	—

Total	810,195	578,085	452,355

Executive stock option plans

In order to reward commitment and with the goal of retaining executives, the board approved the terms and conditions of two compensation plans titled “Plan 2014” and “Plan Adicional” on March 22, 2013 and April 26, 2013, respectively.

The objective of our incentive plans is to motivate executive performance over the long term, thereby increasing the long-term value of the Company, as measured by the Company’s EBITDA. Executives can only exercise their options under the incentive plans if they are employed by the Company at the specific subscription dates under both “Plan 2014” and “Plan Adicional”.

As ratified, the incentive plans include 364 company executives as of December 31, 2013, segregating them according to management level and position within the company, and make available a total of 26 million shares for awards. The shares being made available under these incentive plans reflect shares that were reserved for this specific purpose and were issued in capital increases approved by Cencosud SA shareholders during extraordinary shareholder meetings held on April 29, 2011 and November 20, 2012.

The “Plan 2014” grants each executive the right to subscribe shares in four installments, with 25% of their total subscription rights entitlements available each year from 2014 to 2017. The “Plan Adicional” grants each executive the right to subscribe shares in different quantities between 2014 and 2016.

Both incentive plans grant executives the right to subscribe shares at a set Price of Ch$2,600 throughout the entire period of the respective incentive plan as long as employment conditions for the executive are met within each subscription period.

As of December 31, 2013, a total of 364 executives had subscribed contracts for the executive stock option plan.

The following table sets forth, as of March 31, 2014, the total number of shares of common stock to be issued upon exercise of the options granted to each of our executive officers under our Plan 2014 and our Plan Adicional the exercise price of such options, the date of grant and the date of expiration:

Plan under which options were awarded	Number of Shares	Exercise price		Date of grant	Expiration date
Plan 2014	10,352,720	Ch$	2,600	March 22, 2013	October 31, 2017
Plan Adicional	11,124,784	Ch$	2,600	April 26, 2013	October 31, 2016
Total	21,477,504	Ch$	2,600

C. BOARD PRACTICES

Board practices

Our Bylaws provide that shareholders elect nine regular directors. Directors are elected at the annual shareholders’ meeting for terms of three years. The legal responsibilities of each board member are established in accordance with the Chilean Corporations Law.

By virtue of his position as our controlling shareholder, Mr. Horst Paulmann has the power to nominate 5 directors to our Board of Directors. However, in 2013, in an effort to bolster corporate governance, Mr. Horst Paulmann chose to only nominate 4 directors at our shareholders’ meeting, essentially giving the right to nominate one additional director to our remaining shareholders.

Directors’ Committee

As required under Chilean law, we have established a Directors’ Committee composed of three directors. The following are the current members of our Directors’ Committee: David Gallagher (President), Roberto Philipps (Secretary) and Richard Büchi. The Directors’ Committee has the following principal duties:

•	reviewing external audit reports and financial statements and providing its opinion regarding such items prior to their submission to the shareholders for approval;

•	proposing to the board of directors the names of independent external auditors and credit rating agencies that will be submitted for approval at the annual shareholders’ meeting;

•	reviewing related party transactions for potential conflict of interest and providing reports as required in certain defined cases;

•	reviewing the salary and compensation benefits for officers and senior management;preparing an annual report of the board’s activities, which will include its main recommendations to shareholders;

•	advising the board as to the hiring of external auditors to perform non-audit services, particularly whether such services might be prohibited in accordance with article 242 of the Chilean Securities Market Law as such services could jeopardize the independence of such external auditor; and

•	performing any other responsibility entrusted to the Directors’ Committee by the Chilean Corporations Law, our Bylaws, the shareholders’ meeting or the board of directors.

Audit Committee

We have established an audit committee, comprised of three non-management members of our Board of Directors. The members of the audit committee are David Gallagher, Roberto Philipps and Cristián Eyzaguirre, each of whom is independent within the meaning of the SEC corporate governance rules. Our board of directors has determined that Roberto Philipps is “audit committee financial expert” as defined by the SEC.

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

The audit committee’s purpose and responsibilities, including those outlined above, have been set forth in the charter of the audit committee.

D. EMPLOYEES

General

At December 31, 2013, we had a total of 154,603 employees, of which approximately 40.0% were in Chile, 17.9% in Argentina, 10.5% in Peru, 22.7% in Brazil and 9.2% in Colombia. Approximately 36.9% of our store employees were represented by unions under several collective bargaining agreements. We do not employ a significant number of temporary employees.

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

Chile

At December 31, 2013, we had a total of 61,309 employees in Chile. Of these employees, 54,862 were employed in our stores, 3,202 were employed in the distribution facilities (our distribution center, warehouses and transportation), and 3,245 were employed in our headquarters.

At December 31, 2013, approximately 64% of our Chile employees were represented by 106 independent unions currently party to 113 different collective bargaining contracts. In addition, some of these independent unions have collective contracts with non-unionized employees of the company which generally have a term of two to four years.

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

Argentina

At December 31, 2013, we had a total of 27,691 employees in Argentina. Of these employees, 24,283 were employed in our stores, 1,282 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 2,126 were employed in the headquarters.

At December 31, 2013, approximately 86.2 % of our Argentina employees were under a single collective bargaining agreement with the Sindicato de Comercio (“Commerce Union”), but only 57.3% of such employees are members of the Commerce Union. There is only one collective bargaining agreement (mandatory by law) for all the non-management employees which has been in effect since 1975. We have experienced two strikes at our Jumbo stores, each lasting less than one day. However, none of these strikes have materially affected our overall operations.

Our Argentina employees receive benefits established by this collective bargaining agreement and salaries established according to our policies, benefits provided for by Argentinean law (including disability insurance) and certain additional benefits provided by us, including educational training.

Brazil

At December 31, 2013, we had a total of 35,133 employees in Brazil. Of these employees 30,994 were employed in our stores, 1,731 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 2,408 were employed in the headquarters.

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

Peru

At December 31, 2013, we had a total of 15,982 employees in Peru. Of these employees, 13,287 were employed in our stores, 1,181were employed in the distribution facilities (the distribution center, warehouses and transportation), and 1,152 were employed in the headquarters.

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

Colombia

At December 31, 2013, we had a total of 13,640 employees in Colombia. Of these employees, 12,672 were employed in our stores, 787 were employed in the headquarters and 181 in distribution facilities. Currently approximately 3,680 employees in Colombia are unionized. We have not had any strikes that have materially affected our operations in Colombia.

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

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares of common stock, as of the date of this annual report, for:

•	each person known to us to own beneficially more than 5% of our shares of common stock; and

•	our directors and executive officers as a group.

Shareholder	Number of Shares of Common Stock	Percentage Beneficial Ownership
Principal Shareholders(1)
Inversiones Quinchamali Limitada(2)	581,754,802	20.6%
Inversiones Latadia Limitada(3)	550,823,211	19.5%
Inversiones Tano Limitada(4)	457,879,800	16.2%
Directors and Executive Officers
Horst Paulmann Kemna(5)	1,660,794,386	58.7%
Peter Paulmann Koepfer(6)	*	*
Heike Paulmann Koepfer(7)	*	*
David Gallagher Patrickson	—	—
Erasmo Wong Lu Vega	—	—
Roberto Oscar Philipps	—	—
Cristián Eyzaguirre Johnston	—	—
Richard Büchi Buc	*	*
Julio Moura	—	—
Daniel Rodríguez	*	*
Juan Manuel Parada	*	*
Rodrigo Hetz	*	*
Mauricio Soto	—	—

Shareholder	Number of Shares of Common Stock	Percentage Beneficial Ownership
Carlos Mechetti	*	*
Andrés Artigas	*	*
Bronislao Jandzio	*	*
Pablo Castillo	*	*
Carlos Wulf	*	*
Jaime Soler	*	*
Patricio Rivas	*	*
Marcelo Reyes	*	*
Nicolás Larco	*	*
Pietro Illuminati	*	*
Renato Fernandez	—	—
Total shares of common stock issued and outstanding	2,828,723,963	100.0%

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.
(1)	Our principal shareholders do not have different voting rights than other shareholders. All holders of our shares of common stock are entitled to one vote per share of common stock in all shareholders’ meetings.
(2)	Inversiones Quinchamali Limitada is a Chilean company controlled by Horst Paulmann Kemna, our Chairman of the Board, who is the largest shareholder therein, with the remainder owned by members of the Paulmann family. Members of the Paulmann family include Horst Paulmann Kemna, Manfred Paulmann Koepfer, Peter Paulmann Koepfer and Heike Paulmann Koepfer. The address for Inversiones Quinchamali Limitada is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(3)	Inversiones Latadia Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned indirectly by members of the Paulmann family. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(4)	Inversiones Tano Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned by Inversiones Latadia Limitada and Horst Paulmann Kemna. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(5)	Horst Paulmann Kemna owns 2.49% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada.
Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees.”
(6)	Peter Paulmann Koepfer owns 0.5% of our shares of common stock.
Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees.”
(7)	Heike Paulmann Koepfer owns 0.5% of our shares of common stock.

Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees.”

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Controlling Shareholder

In 2012 and 2013, we experienced a significant change in the percentage of shares beneficially owned and controlled by our major shareholder as a result of our initial public offering and follow-on offering. Prior to our initial public offering, our founder, Mr. Horst Paulmann, beneficially owned 64.9% of our shares, directly and indirectly, through Inversiones Quinchamali Ltda., Inversiones Latadía Ltda. and Inversiones Tano Ltda. As of the date of this annual report, Mr. Horst Paulmann beneficially owns 58.7% of our shares. See “—Major Shareholders” above.

By virtue of this position as our controlling shareholder, Mr. Horst Paulmann has the power to nominate 5 directors to our Board of Directors. However, in 2013, in an effort to bolster corporate governance, Mr. Horst Paulmann chose to only nominate 4 directors at our shareholders’ meeting, essentially giving the right to nominate one additional director to our remaining shareholders.

Securities Held in Host Country

As of December 31, 2013, the most recent practicable date, 5,284,840 ADSs (equivalent to 15,854,520 shares, or 0.6% of the total outstanding shares of our common stock) were outstanding and held of record by 1 holder. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Related Party Transactions

Below is a description of the outstanding transactions between us and our related parties, including the respective outstanding amounts since January 1, 2011:

Purchase and sale agreements

During 2013, 2012 and 2011 , we purchased general merchandise in the amount of Ch$ 2,506 million, Ch$ 2,272 million and Ch$2,119 million , respectively, from Wenco S.A. (“Wenco”), a Chilean plastic goods manufacturer on whose board Cristián Eyzaguirre Johnston, one of our directors, serves as a director. In 2013, 2012 and 2011, we also sold general merchandise in the amount of Ch$3 million, Ch$401 million and Ch$261 million, respectively, to Wenco. Cencosud also purchased merchandise from Industria Productos Alimenticios S.A., on whose board Cristián Eyzaguirre Johnston also serves, in the amount of Ch$1,245 million Ch$1,138 million and Ch$691 million for 2013, 2012 and 2011, respectively. We also sold merchandise to Agencias Universales SA in the amount of Ch$22 million, Ch$19 million and Ch$9 million in 2013, 2012 and 2011, respectively, on whose board Cristián Eyzaguirre Johnston also serves. The same company provided services to Cencosud S.A. in the amount of Ch$616 million, Ch$384 million and Ch$104 million for 2013, 2012 and 2011, respectively.

Cencosud S.A. also sold merchandise in the amount of Ch$828 thousand and Ch$139 thousand to Maxi Kioskos Chile S.A. a Chilean convenience store operator on whose board Manfred Paulmann Koepfer, the son of Horst Paulmann Kemna (our controlling shareholder), serves as a director, in 2013 and 2012, respectively.

Cencosud also purchased general merchandise from Importadora y Comercial Regen Ltda, a Chilean retailer of imported toys controlled by Peter Paulmann Koepfer, one of our directors, in the amount of Ch$386 million Ch$499 million and Ch$520 million for the years 2013, 2012 and 2011, respectively.

Leases

We lease space in several of our shopping centers in Chile to Maxi Kioskos Chile, S.A., a Chilean convenience store operator on whose board Manfred Paulmann Koepfer serves as a director. Lease payments during 2013, 2012, and 2011 amounted to Ch$ 478 million, Ch$ 149 million and Ch$ 260 million, respectively.

We also lease space in several of our shopping centers in Chile to Automotora Globus Atv Chile Ltda. (“Globus”), a Chilean automotive retailer controlled by Manfred Paulmann Koepfer. No lease transactions took place during 2013 or 2012, while in 2011 lease payments to Globus amounted to Ch$154 million. In 2013 and 2012 no general merchandise was sold to Globus while in 2011 those purchases amounted to Ch$31 million.

In addition, we lease space in several of our shopping centers in Chile to Importadora y Comercial Regen Ltda. Lease payments during the 2013, 2012 and 2011 amounted to Ch$231 million, Ch$ 142 million and Ch$74 million respectively.

The above described transactions were entered into pursuant to our Bylaws and applicable Chilean laws and regulations.

For information concerning other transactions such as services rendered please see Notes 9.1 to 9.3 to our Audited Consolidated Financial Statements.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-174 for our consolidated financial statements prepared in accordance with IFRS.

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

Our subsidiary, Cencosud Administradora de Tarjetas S.A. (“CAT”), was a defendant in a class action suit initiated by SERNAC. On April 24, 2013, the Supreme Court of Chile ruled for the plaintiff and at this junction no further appeals are available. In its ruling, the court determined that CAT included certain clauses in its 2006 contracts that were abusive to consumers. Said clauses allowed CAT to charge an incremental maintenance fee of Ch$530 per month to cardholders with a usage under Ch$50 thousand per month, without written consent from cardholders as required by the Ley de Proteccion al Consumidor. In the ruling the court ordered CAT to pay a fine of approximately Ch$ 2 million and to reimburse certain cardholders for the excess maintenance fees charged since 2006 plus adjustments for inflation and interests. We made payments in connection with this ruling that amounted to Ch$17,974 million as of December 31, 2013.

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

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

Our ADSs have been listed on the NYSE under the symbol “CNCO” since June 22, 2012. The table below sets forth the trading volume and the high and low closing prices in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	New York Stock Exchange (in U.S.$ per ADS)(1)
	Trading volume	High	Low
Year
2012 (since June 22, 2012)	16,315,454	20.99	15.10
2013	17,843,014	17.01	10.33
Quarter
Second Quarter, 2012	1,850,374	18.00	15.10
Third Quarter, 2012	9,280,268	20.99	16.40
Fourth Quarter, 2012	5,184,812	18.48	15.27
First Quarter 2013	6,751,880	19.85	16.77
Second Quarter, 2013	12,840,749	18.43	13.53
Third Quarter, 2013	7,708,576	14.55	11.83
Fourth Quarter, 2013	3,634,050	13.59	10.33
First Quarter 2014	5,950,669	10.89	8.05
Month
October 2013	1,374,670	13.59	12.24
November 2013	947,033	13.06	10.99
December 2013	1,312,347	11.19	10.33
January 2014	2,711,349	10.89	8.26
February 2014	1,805,687	9.49	8.05
March 2014	1,391,311	9.68	8.43
April 2014 (through April 25, 2014)	909,179	10.53	9.55

Source: New York Stock Exchange.

(1)	Except trading volume.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CENCOSUD.” The Santiago Stock Exchange accounted for approximately 90%, 89% and 90% of the trading volume of our common stock in Chile in 2013, 2012 and 2011, respectively. On April 25, 2014, the last reported sale price of the shares on the Santiago Stock Exchange and the Bolsa Electronica de Chile was Ch$1,870 and Ch$1,881 per share, respectively, and on September 10, 2013, the last date for which trading has occurred on the Valparaiso Stock Exchange, the last reported sale price of the shares thereon was Ch$2,230 per share.

Price history of our common shares

The table below sets forth the trading volume and the high and low closing sales prices for our common shares on the Santiago Stock Exchange for the periods indicated.

	Santiago stock exchange (in Ch$ per common share)(1)
	Trading volume	High	Low
Year
2009	706,805,501	1,725	903.1
2010	735,020,230	3,900	1,700
2011	577,949,277	3,745	2,450
2012	690,328,658	3,256	2,490
2013	632,394,407	3,064	1,824
Quarter
First Quarter 2012	102,539,491	3,256	2,745
Second Quarter, 2012	258,157,754	3,250	2,600
Third Quarter, 2012	172,089,033	2,899	2,600
Fourth Quarter, 2012	157,542,380	2,894	2,490
First Quarter 2013	215,929,897	3,085	2,594
Second Quarter, 2013	169,157,706	2,958	2,286
Third Quarter, 2013	142,189,960	2,595	1,970
Fourth Quarter, 2013	103,553,285	2,280	1,812
First Quarter, 2014	192,394,900	1,891	1,468
Month
October 2013	69,881,162	2,894	2,500
November 2013	29,817,154	2,635	2,490
December 2013	57,844,064	2,650	2,499
January 2014	99,114,217	1,892	1,516
February 2014	49,317,837	1,763	1,469
March 2014	43,962,846	1,815	1,600
April 2014 (through April 25, 2013)	29,036,101	1,918	1,757

Source: Santiago Stock Exchange.

(1)	Except trading volume.

The table below sets forth the high and low closing sales prices for our common shares on the Bolsa Electronica de Chile for the periods indicated.

	Chile electronic stock exchange (in Ch$ per common share)(1)
	Trading volume	High	Low
Year
2009	83,245,426	1,720	932.9
2010	66,025,944	3,870	1,700
2011	63,461,270	3,740	2,530
2012	80,841,749	5,569	1,365
2013	24,770,549	3,080	1,820
Quarter
First Quarter 2012	8,821,459	3 ,254	1,365
Second Quarter, 2012	41,118,025	3,249	2,600
Third Quarter, 2012	20,270,023	2,895	2,600
Fourth Quarter, 2012	10,444,909	5,569	2,495
First Quarter 2013	30,197,513	3,080	2,590
Second Quarter, 2013	37,367,989	2,935	2,290
Third Quarter, 2013	22,164,899	2,660	1,989
Fourth Quarter, 2013	9,351,794	2,441	1,820
First Quarter, 2014	18,296,710	1,890	1,471
Month
October 2013	4,273,326	2,837	2,514
November 2013	2,043,285	2,567	2,467
December 2013	4,438,598	2,606	2,488
January 2014	2,795,114	1,890	1,520
February 2014	9,190,190	1,759	1,471
March 2014	6,311,406	1,818	1,600
April 2014 (through April 25. 2014)	4,900,688	1,920	1,769

Source: Bolsa Electronica de Chile.

(1)	Except trading volume.

The table below sets forth the high and low closing sales prices for our common shares on the Valparaíso Stock Exchange for the periods indicated.

	Valparaíso stock exchange (in Ch$ per common share)(1)
	Trading volume	High	Low
Year
2009	2,288.596	1,700	949
2010	2,532,894	3,890	1,710
2011	691,132	3,735	2,480
2012	1,163,635	3,244	2,500
2012	597,159	6,833	2,210
2013
Quarter
First Quarter 2012	85,440	3,240	2,775
Second Quarter, 2012	272,729	3,244	2,715
Third Quarter, 2012	157,892	2,870	2,688
Fourth Quarter, 2012	647,574	2,885	2,500
First Quarter 2013	145,693	6,833	2,775
Second Quarter, 2013	219,307	2,854	2,715
Third Quarter, 2013	232,159	2,430	2,110
Fourth Quarter, 2013	N/A	N/A	N/A
First Quarter, 2014	N/A	N/A	N/A
Month
October 2013	N/A	N/A	N/A
November 2013	N/A	N/A	N/A
December 2013	N/A	N/A	N/A
January 2014	N/A	N/A	N/A
February 2014	N/A	N/A	N/A
March 2014	N/A	N/A	N/A
April 2014 (through April 25. 2014)	N/A	N/A	N/A

Source: Valparaíso Stock Exchange.

(1)	Except trading volume.

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

For more information regarding our share capitalization, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders,” elsewhere in this annual report. There were 2,828,723,963 shares of our common stock, no par value, issued and outstanding as of the date of this annual report.

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

E. TAXATION

General

The following discussion summarizes the material Chilean tax and U.S. federal income tax consequences to beneficial owners arising from the purchase, ownership and disposition of the common stock and ADSs. The summary does not purport to be a comprehensive description of all potential Chilean tax and U.S. federal income tax considerations that may be relevant to a decision to purchase, own or dispose of the common stock and ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty in force between the United States and Chile.

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law. Pursuant to Article 26 of the Chilean Tax Code, Chilean taxes may not be assessed retroactively against taxpayers who in good faith relied on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations prospectively. On February 4, 2010, a comprehensive income tax treaty between the United States and Chile (the “Proposed U.S.-Chile Treaty”) was signed, however such treaty has not yet been ratified by each country and therefore is not yet effective. It is unclear at this time when such treaty will be ratified by both countries Based on the steps that have already been fulfilled in both countries, such treaty could be ratified within 2014. You should consult your tax adviser regarding the ongoing status of this treaty, and if ratified the impact such treaty would have on the consequences described in this annual report.

Cash dividends and other distributions

Cash dividends paid by us with respect to the ADSs or shares of common stock held by a Foreign Holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us to the Chilean Treasury. We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. From the year 2004 and until 2010, the first category tax rate was 17.0%. , resulting in an effective dividend withholding tax rate of approximately 21.69%. From year 2011, As a way to obtain additional funds for the country’s reconstruction plan after the earthquake in February 2010, the first category tax rate was increased to 20.0%, for fiscal year 2011 and for fiscal year 18.5% during 2012, returning fiscal year 2013 to the permanent first category tax rate of 17.0% (Circular Letter No. 95, of 2001 and 63, of 2010). However, on September 24, 2012 Congress passed Law Nº 20,630, which increased the first category tax rate to 20% as from fiscal year 2013 in order to collect funds for financing the Educational Reform. The new Government has announced a tax teform which would likely result in a first category tax rate increase (although the bill has not been filed yet, a 25% rate proposal is expected). The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released and the IRS.

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based upon the nature of our current and projected income, assets and activities, we do not expect the ADSs to be shares of a PFIC for U.S. federal income tax purposes.

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

Passive foreign investment company rules

Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2013 taxable year and we do not expect to become one in the foreseeable future. However, because the application of the regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. Our U.S. counsel has not rendered an opinion as to our PFIC classification. Rendering such an opinion would be impracticable because it involves an inherently factual test which will depend on our future circumstances. Also, we do not maintain our records in accordance with the U.S. federal income tax accounting principles required to permit a formal opinion to be rendered.

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

Under recently issued temporary regulations effective for taxable years ending on or after December 30, 2013, a U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns common shares through another United States person to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the common shares, or reports income pursuant to a mark-to-market election. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the application of the recently enacted legislation to their particular situation.

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

Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file annual and special reports and other information with the SEC. You may read and coly any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

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

Interest rate risk.

As of December 31, 2013, approximately 53% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rates. The remaining 47% was at variable interest rates including derivates. Of the variable rate debt, approximately 99% is indexed to local interest rates (either as originally denominated or by re-denominating with derivatives).

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

As of and for December 31, 2013

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	BR$	408,216,971	CDI	(17.55)	355,709
				16.69	(338,364)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(41.98)	429,687
				42.11	(431,018)
Net liability	Ch$	247.319.697.369	TAB NOM 180	(35.80)	1,241,252
				40.79	(1,414,333)
Net liability	Ch$	608,001,430,000	CAM	(51.19)	2,113,604
				47,06	(3,468,242)

As of and for December 31, 2012

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	US$	1,500,000,000	LIBOR 1M	(37.73)	285,219
				32.90	(248,737)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(43.86)	552,757
				43.61	549,525)
Net liability	Ch$	59,819,697,369	TAB NOM 180	(37.04)	1,484,275
				45.07	(1,806,216)
Net liability	Ch$	419,586,630,000	CAM	(53.93)	1,755,215
				49,12	(2,461,922)

The effect on income obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for the interest payment and the amount that would have been recorded in a scenario of lower or higher interest rates).

The Company’s risk management strategy is to hold its financial debt in variable rates in order to benefit from lower cost of funds and the remainder of its financial debt in fixed rates in order to reduce uncertainty stemming from variable interest payments, by denominating part of its variable interest rate liabilities into fixed rate liabilities using derivative financial instruments for these purposes, which allow the interest rate of the original obligation to be fixed.

Foreign exchange rate risk.

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (89%) is denominated in local currency. As of December 31, 2013, approximately 74% of the debt in U.S. dollars was hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

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

As of and for December 31, 2013

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	564,405,018	USD-CLP	524.61	(9.17)	476.51	27,150,492
					10.23	578.26	(30,279,096)
Net liability	ARS	580,926,715	ARS-CLP	80.59	(13.62)	69.61	6,377,540
					11.75	90.06	(5,501,147)
Net liability	UF	30,758,874	CLF-CLP	23,306.56	(0.50)	23,190.87	3,558,539
					2.55	23,900.74	(18,276,283)
Net liability	COP	339,991,902,733	COP-CLP	0.27	(10.24)	0.24	9,482,918
					10.23	0.30	(9,472,797)
Net liability	PEN	281,143,707	PEN-CLP	187.88	(8.61)	171.71	4,545,638
					9.83	206.35	(5,191,347)
Net liability	BRL	432,869,191	BRL-CLP	222.45	(11.19)	197.55	10,779,103
					11.74	248.57	(11,304,624)

As of and for December 31, 2012

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	953,071,777	USD-CLP	479.96	(9.37)	434.99	42,859,387
				—	10.41	529.92	(47,618,782)
Net liability	ARS	210,872,941	ARS-CLP	97.49	(13.99)	83.85	2,876,425
				—	12.41	109.59	(2,551,030)
Net liability	UF	27,708,338	CLF-CLP	22,840.75	(0.516)	22,722.86	3,266,460
				—	2.653	23,446.77	(16,791,804)
Net liability	COP	306,413,618,608	COP-CLP	0.27	(10.626)	0.24	8,829,821
					10.721	0.30	(8,908,770)
Net liability	PEN	473,855,927	PEN-CLP	187.81	(8.911)	171.08	7,930,579
				—	10.233	207.03	(9,106,529)
Net liability	BRL	473,509,151	BRL-CLP	233,59	(11.568)	206.56	12,795,265
				—	12.282	262.27	(13,584,143)

The effect on income obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for exchange differences and the amount that would have been recorded in a scenario of lower or higher exchange rates).

The Company’s strategy is to hold most of its financial debt in local currencies to reduce uncertainty stemming from an increase in the value of its liabilities due to foreign currency fluctuations, using derivative financial instruments for these purposes, which allow the value of the obligation to be expressed in its functional currency.

Additionally, the exposure to exchange rates for conversion of the functional currency of the subsidiaries in Argentina, Colombia, Peru and Brazil, relating to the difference between monetary assets and liabilities (i.e., those denominated in a local currency and consequently exposed to the translation from their functional currencies into the presentation currency for the Company’s consolidated financial statements) is hedge only when it’s predictable that adverse material differences could occur and the cost related to hedging is deemed reasonable by management. The Company currently does not have any net investment hedging contracts.

The Company assesses the fluctuation of the functional currencies compared to the presentation currency through a sensitivity analysis on equity and net assets in local currency using favorable and unfavorable scenarios, the amounts of exposure of all possible scenarios, including a general one, resulting from this analysis are as follows:

Currency	Rate of conversi on	Scenarios	Flux on assets M$	Flux%	Flux on Equity M$	Flux %
ARG PESO	69.61	S1	(166,875,219)	-1.66	(74,357,968)	-1.75
	90.06	S2	146,782,709	1.46	64,452,636	1.51
COP PESO	0.24	S1	(193,798,308)	-1.93	(144,412,544)	-3.4
	0.30	S2	193,798,308	1.93	144,412,544	3.4
PER SOL	171.71	S1	(84,838,874)	-0.84	(56,282,763)	-1.32
	206.35	S2	101,398,046	1.01	67,268,247	1.58
BRL REAL	197.55	S1	(167,607,178)	-1.67	(93,182,737)	-2.19
	248.57	S2	172,270,336	1.71	95,775,263	2.25
All currencies		S1	(613,119,579)	-6.09	(368,236,012)	-8.64
		S2	614,249,399	6.10	371,908,690	8.73

S1: Scenario 1 represents the most unfavorable exchange rate to be used in converting into the presentation currency, and how that impacts to the net assets and equity of the Company

S2: Scenario 2 represents the most advantageous exchange rate to be used in converting into the presentation currency, and how that impacts to the net investment and equity of the Company

Item 12. Description of Securities Other than Equity Securities

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, a New York banking corporation, is the Depositary under our Deposit Agreement dated April 11, 2012.

Each ADS represents three shares (or a right to receive three shares) deposited with the principal Santiago office of Banco Santander Chile, as custodian for the Depositary. Each ADS may also represent any other securities, cash or other property which may be held by the Depositary from time to time. The depositary’s corporate trust office at which the ADSs are administered is located at 101 Barclay Street, New York, New York10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York10286.

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

Depositary Payments

Cencosud S.A. received from The Bank of New York Melon U.S.$1,341,836.03 during 2013 as depositary payments in connection with its American Depositary Shares program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. USE OF PROCEEDS

Not applicable.

Item 15.Controls and Procedures.

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013, pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2013 because of the material weakness in our internal control over financial reporting described below.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting (ICFR)

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of the Company’s management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate and that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of Cencosud’s internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control—Integrated Framework” (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected. Based on management’s assessment of internal control over financial reporting as of December 31, 2013, we have identified and reported to our Audit Committee a material weakness in internal control over financial reporting relating to information technology general controls – security administration. The material weakness is the result of the aggregation of significant deficiencies as described below:

Over the past years we have acquired businesses in South America and we are still working on the integration of operations systems, processes and controls which have not been fully completed through implementation of IT tools, controls and procedures. Specifically, we did not maintain effective controls over information technology general controls – security administration as follows:

•	Inadequate controls over segregation of duties and restricted access to the system that allow certain personnel to access applications, databases and operating systems, and execute certain critical transactions;

•	Late removal of the former users’ accesses

•	Lack of monitoring controls over emergency user accounts.

Consequently, controls that were dependent on the effective operation of information technology were not effectively designed to include adequate review of system generated data used in the operation of the controls and were determined not to be operating effectively. Specifically, our internal controls were not designed or operating effectively to provide reasonable assurance that transactions were appropriately recorded to ensure validity, accuracy, and completeness. These control deficiencies did not result in a material misstatement to the Company’s consolidated financial statements for the year ended December 31, 2013. However, this material weakness could result in misstatements that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

Because of this material weakness, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2013 based on criteria in “Internal Control – Integrated Framework” (1992) issued by the COSO.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

( c) Plan for Remediation of Material Weakness

In an effort to remediate the identified material weakness and other deficiencies and enhance our internal controls, we have initiated, or plan to initiate, the following series of measures:

•	Segregation of duties, access to critical transactions: The Company will continue deploying IT tools in order to improve controls over segregation of duties and access to critical transactions, and completing the implementation of software which assists management in automating and controlling the end-user provisioning process.

•	Late removal of the former users’ accesses: The Company will improve controls and procedures in order to ensure that all accesses are removed as the employees leave the Company.

•	Utilization and monitoring of emergency users: The Company will continue improving the “emergency account provisioning process” in order to further restrict the use and deploying additional monitoring reports and controls of the utilization of “emergency accounts”.

Additionally, the Company has strengthened the process level controls in order to standardize and unify them in accordance with “Internal Control—Integrated Framework” (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As management continues to evaluate and improve ICFR, we may decide to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

(d)	Changes in internal control over financial reporting.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our internal control over financial reporting, and identified there have been no changes in internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

	For the year ended December 31,
	(in millions of Ch$)
	2013	2012	2011
Audit Fees(1)	7,697,867	5,859,442	4,788,969
Audit- Related Fees(2)	86,450	277,914	883,778
Tax Fees(3)	312,431	393,073	344,392
Total	8,096,748	6,530,429	6,017,139

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings, including the IPO.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services.
(3)	“Tax Fees” in the above table are fees billed for tax compliance and tax consultations in Argentina, Brazil, Chile, Peru and Colombia.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Ite m 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2013, 2012 and 2011 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, PwC, has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2013, 2012 and 2011 , PwC has not expressed reliance on another accountant or accounting firm in its report on our audited annual financial statements for such periods.

During the years ended December 31, 2013, 2012 and 2011 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit the our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

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

Item 18.Financial Statements.

See pages F-1 through F-174 of this annual report.

Item 19. Exhibits

Exhibit No.	Description

1.1	Restated bylaws of Cencosud S.A., previously filed as exhibit 1.1 to the Company’s annual report on Form 20-F (File No. 001-35575) for the year ended December 31, 2012, filed with the Securities and Exchange Commission on May 7, 2013 (“2012 Form 20-F”) and incorporated by reference herein.

4.1	Stock Purchase Agreement among UBS A.G., London Branch, as buyer, Palermo Argentina Holdings I, S.L., Palermo Argentina Holdings II, S.L., International Finance Corporation, SCF Chile S.A., BSSF Chile S.A., and BSSFP Chile S.A, as sellers, dated March 30, 2011, previously filed as exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-181711) filed with the Securities and Exchange Commission on May 25, 2012 (“Form F-1”) and incorporated by reference herein.

4.2	Option Agreement between Cencosud S.A. and UBS A.G., London Branch, dated March 30, 2011, and related documents, previously filed as exhibit 4.2 to the Company’s 2012 Form 20-F and incorporated by reference herein.

4.3	Indenture, dated as of January 20, 2011, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent, previously filed as exhibit 4.3 to the Company’s 2012 Form 20-F and incorporated by reference herein.

4.4	Indenture, dated as of December 6, 2012, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent, previously filed as exhibit 4.4 to the Company’s 2012 Form 20-F and incorporated by reference herein..

4.5	Credit Agreement, dated as of October 17, 2012, among Cencosud S.A., as borrower, the lenders party thereto, and JPMorgan Chase Bank, National Association, as Administrative Agent, previously filed as exhibit 4.5 to the Company’s 2012 Form 20-F and incorporated by reference herein..

4.6	Share Purchase Agreement, dated as of October 18, 2012, between Carrefour Nederland B.V., Carrefour S.A. and Cencosud S.A., previously filed as exhibit 4.6 to the Company’s 2012 Form 20-F and incorporated by reference herein.

4.7	English language summary of the 2013 Plan—Stock Option Plan, previously filed as exhibit 10.3 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.8	English language summary of the Incentive Plan—Stock Option Plan, previously filed as exhibit 10.4 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.9	English language summary of the Retention Plan—Stock Option Plan, previously filed as exhibit 4.9 to the Company’s 2012 Form 20-F and incorporated by reference herein.

8.1	Subsidiaries of Cencosud S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cencosud S.A.

/s/ Daniel Rodriguez
Name: Daniel Rodriguez
Title: Chief Executive Officer

Date: April 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cencosud S.A.

Santiago, Chile

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of profit and loss and other comprehensive income, of changes in net equity and of cash flows present fairly, in all material respects, the financial position of Cencosud S.A. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to information technology general controls – security administration existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under item 15 of the 2013 Annual Report on Form 20F. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2013 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit (which was an integrated audit in 2013). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

Santiago, Chile

April 29, 2014

Cencosud S.A. and subsidiaries consolidated statement of financial position

		As of December 31,
Assets	Note	2013	2012
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	5	171,711,625	237,720,805
Other financial assets, current	6	49,583,940	68,166,868
Other non-financial assets, current	22	11,605,493	10,473,555
Trade receivables and other receivables	8	1,133,447,553	1,058,626,805
Receivables due from related entities, current	9	432,303	323,624
Inventory	10	1,044,906,627	910,229,986
Current tax assets	16	22,797,303	31,269,885

Total current assets		2,434,484,844	2,316,811,528

Non-current assets
Other financial assets, non-current	6	92,405,358	41,007,224
Other non-financial assets, non-current	22	38,263,337	38,279,832
Trade receivable and other receivables, non-current	8	155,839,812	142,306,161
Equity method investment	11	49,942,154	42,260,401
Intangible assets other than goodwill	12	571,621,507	555,283,946
Goodwill	13	1,696,040,684	1,728,262,922
Property, plant and equipment	14	3,101,883,868	3,134,528,110
Investment property	15	1,568,432,058	1,471,343,789
Non-current tax assets,	16	53,727,039	4,825,534
Deferred income tax assets	16	302,593,552	268,680,396

Total non-current assets		7,630,749,369	7,426,778,315

Total assets		10,065,234,213	9,743,589,843

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries consolidated statement of financial position

		As of December 31,
Net equity and liabilities	Note	2013	2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	17	739,105,814	1,179,131,616
Trade payables and other payables	18	1,957,993,218	1,901,057,319
Payables to related entities, current	9	556,494	974,469
Provisions and other liabilities	19	46,406,283	51,551,563
Current income tax liabilities	16	63,131,459	46,798,474
Current provision for employee benefits	21	96,696,870	78,799,860
Other non-financial liabilities, current	20	47,808,861	78,316,560

Total current liabilities		2,951,698,999	3,336,629,861

Non-current liabilities
Other financial liabilities,	17	2,218,035,025	2,362,413,961
Trade accounts payables	18	8,954,817	7,410,802
Provisions and other liabilities	19	88,222,586	121,056,504
Deferred income tax liabilities	16	471,481,007	446,957,672
Other non–financial liabilities, non–current	20	65,474,690	70,909,299

Total non-current liabilities		2,852,168,125	3,008,748,238

Total liabilities		5,803,867,124	6,345,378,099

Equity
Paid-in capital	23	2,321,380,936	1,551,811,762
Retained earnings	23	2,049,483,333	1,852,745,697
Issuance premium	23	526,633,344	477,341,095
Other reserves	23	(636,230,610)	(484,364,409)

Equity attributable to controlling shareholders		4,261,267,003	3,397,534,145
Non-controlling interest	23	100,086	677,599

Total equity		4,261,367,089	3,398,211,744

Total equity and liabilities		10,065,234,213	9,743,589,843

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries consolidated statement of profit and loss and other comprehensive income

		For the year ended December 31,
Statement of profit and loss	Note	2013	2012	2011
		ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	24	10,341,039,827	9,149,077,107	7,604,806,373
Cost of Sales	25	(7,371,548,597)	(6,547,831,773)	(5,434,916,638)

Gross Profit		2,969,491,230	2,601,245,334	2,169,889,735
Other income by function	25	108,713,982	107,110,070	85,127,877
Distribution cost	25	(23,931,088)	(20,233,594)	(15,017,899)
Administrative expenses	25	(2,254,201,864)	(1,925,414,111)	(1,513,955,378)
Other expenses by function	25	(182,307,997)	(176,173,759)	(140,400,227)
Other gain (losses), net	25	26,381,872	(7,369,355)	(12,658,588)

Operating profit		644,146,135	579,164,585	572,985,520
Finance income	25	5,854,613	8,110,468	10,984,101
Finance expenses	25	(258,684,574)	(211,022,110)	(144,135,731)
Participation in profit or loss of equity method associates	11	10,289,439	5,639,716	5,778,560
Exchange differences	25	(34,723,457)	(2,679,798)	(9,876,115)
(Losses) from indexation	25	(20,959,587)	(25,915,449)	(31,288,530)

Profit before tax		345,922,569	353,297,412	404,447,805
Income tax expense	26	(96,157,773)	(100,488,282)	(119,555,608)

Profit from continuing operations		249,764,796	252,809,130	284,892,197

Profit from discontinued operations		—	—	—
Profit attributable to controlling shareholders		249,930,349	249,958,615	274,332,941
Profit attributable to non–controlling shareholders	23.6	(165,553)	2,850,515	10,559,256

Profit		249,764,796	252,809,130	284,892,197

Earnings per share
Basic earnings per share	27	90.5	107.4	121.2
Diluted earnings per share	27	89.8	106.4	120.0

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries consolidated Statement of profit and loss and other comprehensive income

	For the year ended December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Profit	249,764,796	252,809,130	284,892,197

Other comprehensive income Items that will never be reclassified to profit and loss
Re-measurements of defined benefit liability (asset)	1,402,721	(792,855)	—

Total OCI that will never be reclassified to profit and loss	1,402,721	(792,855)	—

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	(153,344,258)	(237,127,442)	80,199,792
Cash flow hedge	(3,486,853)	16,862,328	5,808,527

Total Items that are or may be reclassified to profit and loss	(156,831,111)	(220,265,114)	86,000,319

Other comprehensive income, before taxes.	(155,428,390)	(221,057,969)	86,000,319

Income tax related to re-measurement of defined benefit liability (asset)	(476,925)	269,571	—

Total income tax that will never be reclassified to profit and loss	(476,925)	269,571	—

Income tax related to cash flow hedge and foreign currency translation adjustments	697,371	(3,372,466)	(987,450)
Total income tax that are or may be reclassified to profit and loss	697,371	(3,372,466)	(987,450)

Total other comprehensive income and expense	(155,207,944)	(224,160,864)	85,020,869

Total comprehensive income	94,556,852	28,648,266	369,913,066

Income attributable to
Owners of the Company	94,724,800	34,001,833	357,048,531
Non-controlling shareholders	(167,948)	(5,353,567)	12,864,535

Total comprehensive income	94,556,852	28,648,266	369,913,066

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statement of changes in net equity

For the year ended December 31, 2013

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2013	1,551,811,762	477,341,095	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)	1,852,745,697	3,397,534,145	677,599	3,398,211,744

Changes in equity
Comprehensive income
Net income									249,930,349	249,930,349	(165,553)	249,764,796
Other comprehensive income	—	—	(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)		(155,205,549)	(2,395)	(155,207,944)

Total Comprehensive income			(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)	249,930,349	94,724,800	(167,948)	94,556,852

Share issuance	769,569,174	49,292,249								818,861,423		818,861,423
Dividends									(53,192,713)	(53,192,713)		(53,192,713)
Stock option (see 33)						3,743,479		3,743,479		3,743,479		3,743,479
Decrease due to changes in ownership interest without a loss of control (see 23.4)						—	(404,131)	(404,131)	—	(404,131)	(409,565)	(813,696)

Total transactions with owners	769,569,174	49,292,249	—	—	—	3,743,479	(404,131)	3,339,348	(53,192,713)	769,008,058	(409,565)	768,598,493

Total Changes in equity	769,569,174	49,292,249	(153,341,863)	(2,789,482)	925,796	3,743,479	(404,131)	(151,866,201)	196,737,636	863,732,858	(577,513)	863,155,345

Ending balance, as of December 31, 2013	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Cencosud S.A. and subsidiaries

Consolidated statement of changes in net equity

For the year ended December 31, 2012

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Actuarial Gain (loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2012	927,804,431	477,341,095	(233,050,928)	9,825,606	—	4,595,125	15,907,719	(202,722,478)	1,660,432,903	2,862,855,951	87,750,295	2,950,606,246

Changes in equity
Comprehensive income
Net income									249,958,615	249,958,615	2,850,515	252,809,130
Other comprehensive income			(228,923,360)	13,489,862	(523,284)	—	—	(215,956,782)		(215,956,782)	(8,204,082)	(224,160,864)

Total Comprehensive income			(228,923,360)	13,489,862	(523,284)	—	—	(215,956,782)	249,958,615	34,001,833	(5,353,567)	28,648,266

Share issuance	624,007,331						—			624,007,331	—	624,007,331
Dividends									(57,645,821)	(57,645,821)		(57,645,821)
Option (call–put) (see 23.5)							92,991,292	92,991,292		92,991,292		92,991,292
Stock option (see 33)						2,297,560		2,297,560		2,297,560		2,297,560
Decrease due to changes in ownership interest without a loss of control (see 23.4)							(160,974,000)	(160,974,000)	—	(160,974,000)	(81,719,129)	(242,693,129)

Total transactions with owners	624,007,331	—	—	—	—	2,297,560	(67,982,709)	(65,685,149)	(57,645,821)	500,676,361	(81,719,129)	418,957,232

Total Changes in equity	624,007,331	—	(228,923,360)	13,489,862	(523,284)	2,297,560	(67,982,709)	(281,641,931)	192,312,794	534,678,194	(87,072,696)	447,605,498

Ending balance, as of December 31, 2012	1,551,811,762	477,341,095	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)	1,852,745,697	3,397,534,145	677,599	3,398,211,744

Cencosud S.A. and subsidiaries

Consolidated statement of changes in net equity

For the year ended December 31, 2011

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2011	927,804,431	477,341,095	(310,945,441)	5,004,529	56,225,241	(249,715,671)	1,459,277,564	2,614,707,419	74,885,760	2,689,593,179

Changes in equity
Comprehensive income
Net income						—	274,332,941	274,332,941	10,559,256	284,892,197
Other comprehensive income	—	—	77,894,513	4,821,077	—	82,715,590	—	82,715,590	2,305,279	85,820,869

Total Comprehensive income			77,894,513	4,821,077	—	82,715,590	274,332,941	357,048,531	12,864,535	370,713,066

Share issuance	—	—						—		—
Dividends							(73,177,602)	(73,177,602)		(73,177,602)
Option (call–put)					(39,315,720)	(39,315,720)		(39,315,720)		(39,315,720)
Stock option (see 33)					2,297,562	2,297,562		2,297,562		2,297,562
Decrease due to changes in ownership interest without a loss of control					1,295,761	1,295,761	—	1,295,761	—	1,295,761

Total transactions with owners	—	—	—	—	(35,722,397)	(35,722,397)	(73,177,602)	(108,899,999)	—	(108,899,999)

Total Changes in equity	—	—	77,894,513	4,821,077	(35,722,397)	11,270,796	201,155,339	248,148,532	12,864,535	225,290,670

Ending balance, as of December 31, 2011	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,660,432,903	2,862,855,954	87,750,295	2,950,606,246

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of cash flows

		For the years ended December 31,
	Note	2013	2012	2011
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities
Types of revenues from operating activities
Revenue from sale of goods & provision of services		12,183,424,178	10,742,663,679	8,989,150,451
Proceeds from royalties, installments, commissions and other ordinary activities		10,816,207	1,521,785	6,436,783
Receipts from premiums and claims, annuities and other policy benefits underwritten		525	63,957
Other operating activity revenue		14,045,040	15,653,744	13,681,408
Types of payments
Payments to suppliers for supply of goods & services		(9,764,407,083)	(8,355,078,986)	(7,123,940,019)
Payments to and on behalf of personnel		(1,309,948,102)	(1,121,179,019)	(892,060,443)
Other operating payments		(706,261,198)	(507,681,060)	(397,015,394)
Interest paid		(1,399,519)	(1,123,089)	(663,380)
Interest received		2,255,639	1,893,069	951,111
Taxes paid		(69,832,313)	(80,948,678)	(40,466,963)
Other cash inflows		6,088,669	22,929,217	11,665,063

Net cash flow from operating activities		364,782,043	718,714,619	567,738,617

Cash flows from (used in) investment activities
Acquisition of subsidiaries		—	(1,292,423,533)	(21,576,346)
Proceeds from sales of property, plant & equipment		1,082,763	22,153,794	2,312,314
Purchases of property, plant & equipment		(318,597,319)	(575,227,695)	(616,336,080)
Purchases of intangible assets		(26,521,865)	(19,857,531)	(5,732,991)
Dividends received		2,470,452	2,002,606	1,323,919
Interest received		2,473,841	3,362,729	1,964,159
Other financial assets—mutual funds		18,584,658	(13,578,037)	14,292,145

Net cash flow (used in) investment activities		(320,507,470)	(1,873,567,667)	(623,752,880)

Cash flows from (used in) financing activities
Acquisition of non-controlling interests		(813,696)	(242,681,460)
Proceeds from paid in capital		818,871,267	632,987,359	—
Proceeds from borrowing at long–term		46,881,505	2,148,614,022	1,345,483,375
Proceeds from borrowing at short–term		4,801,437,253	3,273,570,701	530,825,961

Total loan proceeds from borrowing		5,666,376,329	5,812,490,622	1,876,309,336
Repayments of borrowing		(5,502,588,079)	(4,332,996,508)	(1,584,962,486)
Dividends paid		(79,736,684)	(53,259,383)	(78,468,618)
Interest paid		(191,080,044)	(171,177,287)	(123,271,067)
Other cash outflows		(898)	(8,980,028)	—

Net cash flow from financing activities		(107,029,376)	1,246,077,416	89,607,165

Net (decrease) increase in cash and cash equivalents before the effect of variations		(62,754,803)	91,224,368	33,592,902
Effects of variations in the exchange rate on cash and cash equivalents		(3,254,377)	1,434,856	3,346,395

Net (decrease) increase in cash and cash equivalents		(66,009,180)	92,659,224	36,939,297
Cash and cash equivalents at the beginning of the year	5	237,720,805	145,061,581	108,122,284

Cash and cash equivalents at the end of the year	5	171,711.625	237,720,805	145,061,581

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

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 10,341,039,827

During the year ended December 31, 2013, the Company employed an average of 154,424 employees, ending with a total number of 153,638 employees.

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

The Company splits its equity among 2,828,723,963 shares of a single series whose main shareholders are the following:

Major shareholders as of December 31, 2013	Shares	Interest
		%
Inversiones Quinchamali Limitada	581,754,802	20.566%
Inversiones Latadia Limitada	550,823,211	19.473%
Inversiones Tano Limitada	457,879,800	16.187%
Banco Santander—JP Morgan	144,320,984	5.102%
Banco de Chile third-party accounts	124,925,171	4.416%
Banco Itaú third-party accounts	123,382,506	4.362%
Paulmann Kemna Horst	70,336,573	2.487%
Fondo de Pendiones Provida C	56,826,301	2.009%
Fondo de Pensiones Habitat C	48,880,469	1.728%
Fondo de Pensiones Habitat B	40,057,209	1.416%
Fondo de Pensiones Capital C	37,858,166	1.338%
Banchile Corredores de Bolsa S.A.	36,661,114	1.296%
Other Shareholders	555,017,657	19.621%

Total	2,828,723,963	100.000

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of December 31, 2013	Interest
%
Inversiones Quinchamalí Limitada	20.566%
Inversiones Latadía Limitada	19.473%
Inversiones Tano Limitada	16.187%
Paulmann Kemna Horst	2.487%
Peter Paulmann Koepfer	0.498%
Manfred Paulmann Koepfer	0.492%
Heike Paulmann Koepfer	0.492%
Helga Koepfer Schoebitz	0.115%
Inversiones Alpa Limitada	0.006%

Total	60.313%

The consolidated financial statements of Cencosud group corresponding to the year ended December 31, 2013, were approved by the Board of Directors in a session held on March28, 2014.

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

The presentation of the financial statements in conformity with IFRS requires the use of certain accounting estimates, and also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. Note 4 to these financial statements shows the areas in which a greater level of judgment has been applied, or where there is a higher level of complexity and therefore hypothesis and estimates are material to the financial statements.

The amounts in the attached financial statements are expressed in thousands of Chilean pesos, as the Chilean peso is the functional and presentation currency of the Company. All values have been rounded to the nearest thousand of pesos, except where mentioned.

In order to present comparative information, certain figures presented on the consolidated financial statements of the Group as of December 31, 2012, have been reclassified based on the presentation shown on the consolidated financial statement as of December 31, 2013.

2.2 New and amended standards adopted by the group

Adopted in 2013

The Group adopted new and amended standards by the IASB with effect from January 1, 2013, however none of the new amendments and new pronouncements had a significant impact on the group’s consolidated financial statements.

Other standards

A number of other new or amended standards have been adopted by the group with effect from 1 January 2013 but do not have a significant impact on the consolidated financial statements. These include:

Amendments to IAS 19 ‘Employee Benefits’

IAS 19, ‘Employee benefits’ was revised in June 2011. The changes on the group’s accounting policies has been as follows: to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).

IFRS 11 ‘Joint Arrangements’

In May 2011, the IASB issued IFRS 11 ‘Joint Arrangements’, one of a suite of standards relating to interests in other entities and related disclosures.IFRS 11 establishes a principle that applies to the accounting for all joint arrangements, whereby parties to the arrangement account for their underlying contractual rights and obligations relating to the joint arrangement. IFRS 11 identifies two types of joint arrangements. A ‘joint venture’ is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A ‘joint operation’ is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Investments in joint ventures are accounted for using the equity method. Investments in joint operations are accounted for by recognizing the group’s assets, liabilities, revenue and expenses relating to the joint operation.

IFRS 10 ‘Consolidated Financial Statements’ introduces a single consolidation model that identifies control as the basis for consolidation. The new model applies to all types of entities, including structured entities. Under the new model, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. There was no effect on the group’s reported income or net assets as a result of the adoption of IFRS 10.

IFRS 12 ‘Disclosures of Interests in Other Entities’ combines all the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard. There was no effect on the group’s reported income or net assets as a result of the adoption of IFRS 12. The disclosures required by the standard are included in this report.

In May 2011, the IASB issued a new standard, IFRS 13 ‘Fair Value Measurement’. The new standard defines fair value, sets out a framework for measuring fair value and contains the required disclosures about fair value measurements. IFRS 13 does not require fair value measurements in addition to those already required or permitted by other standards, rather it prescribes how fair value should be measured if another standard requires it. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date i.e. it is an exit price. There was no significant impact on the group’s reported income or net assets as a result of the adoption of IFRS 13. The disclosures required by the new standard are included in this report.

In December 2011, the IASB issued an amendment to IFRS 7 ‘Disclosures – Offsetting Financial Assets and Financial Liabilities’. This amendment introduces new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s balance sheet. The new disclosures are included in this report.

In June 2011, the IASB issued amendments to IAS 1 ‘Presentation of Financial Statements’ on the presentation of other comprehensive income (OCI). The amendments require that those items of OCI that might be reclassified to profit or loss at a future date be presented separately from those items that will never be reclassified to profit or loss. The adoption of the amended standard has a presentational impact on the group’s statement of comprehensive income, with no effect on the reported income, total comprehensive income, or net assets of the group. The presentation required by the amended standard is included in this report.

In May 2013, the IASB issued an amendment to IAS 36 ‘Impairment of Assets’ in relation to the disclosure of recoverable amounts for non-financial assets. The amendment addressed certain unintended consequences arising from consequential amendments made to IAS 36 when IFRS 13 was issued. In addition, a number of other standards and interpretations were adopted in the year which had no significant impact on the group’s reported income and net assets.

Not yet adopted

The following pronouncements from the IASB will become effective for future financial reporting periods and have not yet been adopted by the group.

As part of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’, in November 2009 the IASB issued the first phase of IFRS 9 ‘Financial Instruments’, dealing with the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 by incorporating the requirements for the accounting for financial liabilities and in November 2013 the IASB published revised guidance for hedge accounting. The remaining phase of IFRS 9, dealing with impairment, and further changes to the classification and measurement requirements, are still to be completed. In November 2013, the IASB also removed the effective date from IFRS 9 and will decide on an effective date when the entire IFRS 9 project is closer to completion. The Group has not yet decided the date of adoption for the group and has not yet completed its evaluation of the effect of adoption.

In December 2011, the IASB issued an amendment to IAS 32 ‘Offsetting Financial Assets and Financial Liabilities’. This amendment clarifies the presentation requirements in relation to offsetting financial assets and financial liabilities on an entity’s balance sheet. The amendment to IAS 32 is effective for annual periods beginning on or after 1 January 2014. The Group has not yet completed its evaluation of the effect of adoption.

IFRIC 21 Levies: This interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies: (a) The liability is recognized progressively if the obligating event occurs over a period of time, (b) If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The Group has not yet completed its evaluation of the effect of adoption.

IFRS 3, ‘Business combinations’: The standard is amended to clarify that IFRS 3 does not apply to the accounting for the formation of any joint arrangement under IFRS 11. The amendment also clarifies that the scope exemption only applies in the financial statements of the joint arrangement itself. The amendment is effective for annual periods beginning on or after 1 July 2014. The Group has not yet completed its evaluation of the effect of adoption.

IAS 40, ‘Investment property’: The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. The guidance in IAS 40 assists preparers to distinguish between investment property and owner-occupied property. Preparers also need to refer to the guidance in IFRS 3 to determine whether the acquisition of an investment property is a business combination. The amendment is effective for annual periods beginning on or after 1 July 2014. The Group has not yet completed its evaluation of the effect of adoption.

2.3 Consolidation basis

2.3.1 Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it’s exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those through its power over the entity.

Specifically, the Group controls an entity when all of the following circumstances are met:

(a)	Power over the investee;

(b)	Exposure, or rights, to variable returns from involvement with the investee; and

(c)	The ability to use power over the investee to affect the amount of the investor’s returns.

When the Group holds less than a majority of voting rights over an investee, it has the power over the investee when these voting rights are sufficient to give the Group the ability to direct unilaterally the relevant activities of the investee. The Group considers all facts and circumstances to evaluate if the voting rights over an investee are sufficient to give it power, including:

(a) the size of the investor holding of voting rights relative to the size and dispersion of holding of the other vote holders; (b) the potential voting rights held by the investor, other vote holders or other parties; (c) rights arising from other contractual agreements; and (d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities in the time that decision need to be made, including voting patterns at previous shareholders’ meetings.

The Group will reassess whether it controls an investee if facts and circumstances indicate that there are changes in one or more of the three elements of control previously mentioned.

The financial statements of subsidiaries are included in the consolidated financial statements from the date in which control commences until the date in which control ceases.

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

2.4 Subsidiary entities

2.4.1 Directly consolidated entities

The detail of the subsidiaries included in consolidation is as follows:

			Interest percentage
			12/31/2013			12/31/2012	12/31/2011
Country	Tax ID Number	Company name	Direct	Indirect	Total	Total	Total
			%	%	%	%	%
Chile	81.201.000-K	Cencosud Retail S.A.	99.9605	0.00004	99.9609	99.9609	99.9557
Chile	96.671.750-5	Easy S.A.	99.5750	0.0000	99.5750	99.5750	99.5750
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A.	99.9929	0.0071	100.0000	100.0000	100.0000
Chile	76.568.660-1	Cencosud Administradora de Procesos S.A.	99.9928	0.0072	100.0000	100.0000	100.0000
Chile	96.978.180-8	Cencosud Internacional Ltda.	74.8487	25.1476	99.9963	99.9963	99.9957
Chile	94.226.000-8	Cencosud Shopping Centers S.A.	99.9999	0.0000	99.9999	99.9999	99.9999
Chile	78.410.310-2	Comercial Food And Fantasy Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.433.310-1	Costanera Center S.A.	99.9999	0.0000	99.9999	99.9999	99.9999
Chile	76.476.830-2	Circulo Mas S.A.	99.0000	1.0000	100.0000	100.0000	100.0000
Chile	99.565.970-0	Banco Paris S.A.	98.8900	1.1100	100.0000	100.0000	100.0000
Chile	83.123.700-7	Mercado Mayorista P y P Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.181.388-9	Cencosud Tiendas S.A.(*)	000.0000	0.0000	000.0000	100.0000	100.0000
China	Foreign	Cencosud (Shanghai) Trading CO, Ltda.	100.0000	0.0000	100.0000	100.0000	100.0000
Chile	76.236.195-7	Cencosud Argentina SPA	100.0000	0.0000	100.0000	100.0000	000.0000

(*)	As of December 31, 2012, Cencosud S.A. owned 85.58% of Cencosud Tiendas S.A. shares. However, the Company did not account for the non-controlling interest as a result of the option agreement which entitled Cencosud S.A to acquire the remaining interest of 14.42% in future periods. As a consequence, a financial liability was recognized for the payment of the 14.42% of the shares, in accordance to IAS 32 paragraph 23.

On December 18, 2013, Cencosud Tiendas S.A. was merged with Cencosud S.A. after the exercise of the option for the acquisition of the remaining 14.42% of the shares of Cencosud Tienda S.A., as per the paragraph above.

2.4.2 Indirect consolidation entities

The financial statements of consolidated subsidiaries also include the following companies:

Country	Tax ID number	Company name
Chile	81.201.000-K	Cencosud Retail S.A.
Chile	76.365.580-6	Jumbo Administradora Norte S.A.
Chile	99.566.580-8	Jumbo Administradora S.A.
Chile	99.571.870-7	Jumbo Administradora Temuco S.A.
Chile	76.819.580-3	Santa Isabel Administradora Norte Ltda.
Chile	76.819.500-5	Santa Isabel Administradora Sur Ltda.
Chile	76.062.794-1	Santa Isabel Administradora S.A.
Chile	88.637.500-K	Paris Administradora Norte Ltda.
Chile	78.448.780-6	Paris Administradora Sur Ltda.
Chile	77.313.160-0	Paris Administradora Centro Ltda.
Chile	77.779.000-5	Paris Administradora Ltda.
Chile	77.301.910-K	Logística y Distribución Paris Ltda.
Chile	77.251.760-2	Jumbo Supermercados administradora ltda..
Chile	77.218.570-7	Cencosud Corredores de Seguros y Servicios Ltda.
Chile	77.312.480-9	Administradora de Servicios Paris Ltda.
Chile	99.586.230-1	Viajes Paris S.A.
Chile	79.829.500-4	Eurofashion Ltda.
Chile	76.116.801-3	Administradora TMO S.A.
Chile	76.168.900-2	Meldar Capacitación Ltda.
Chile	77.566.430-4	Sociedad Comercializadora de Vestuarios FES Ltda.
Chile	99.512.750-4	MegaJohnsons Puente Alto S.A.
Chile	96.953.470-3	MegaJohnsons S.A.
Chile	96.973.670-5	MegaJohnsons Maipú S.A.
Chile	96.988.680-4	MegaJohnsons Puente S.A.
Chile	96.989.640-0	MegaJohnsons Viña del Mar S.A.
Chile	96.988.700-2	MegaJohnsons Administradora S.A.
Chile	96.988.690-1	MegaJohnsons Quilin S.A.
Chile	76.398.410-9	Johnsons Mega San Bernardo S.A.
Chile	76.190.379-9	Cencosud Retail Administradora Ltda.
Chile	96.671.750-5	Easy S.A.
Chile	76.365.590-3	Easy Administradora Norte S.A.
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A.
Chile	76.023.825-2	Cencosud Servicios Integrales S.A.
Chile	94.226.000-8	Cencosud Shopping CentersS.A.
Chile	88.235.500-4	Sociedad Comercial de Tiendas S.A.
Chile	84.658.300-9	Inmobiliaria Bilbao Ltda.
Chile	78.409.990-8	ACC Alto las Condes Ltda.
Chile	76.433.310-1	Costanera CenterS.A.
Chile	96.732.790-5	Inmobiliaria Santa Isabel S.A.
Chile	76.203.299-6	Comercializadora Costanera Center S.P.A.
Chile	99.565.970-0	Banco Paris S.A.
Chile	76.099.893-1	Banparis Corredores de Seguros Ltda.
Chile	96.978.180-8	Cencosud Internacional Ltda.
Chile	76.258.307-0	Jumbo Argentina S.P.A.
Chile	76.258.309-7	Cencosud Internacional Argentina S.P.A

Country	Tax ID number	Company name
Argentina	Foreign	Cencosud S.A. (Argentina)
Argentina	Foreign	Unicenter S.A.
Argentina	Foreign	Jumbo Retail Argentina S.A.
Argentina	Foreign	Agrojumbo
Argentina	Foreign	Blaisten S.A.
Argentina	Foreign	Cavas y Viñas El Acequion S.A.
Argentina	Foreign	Carnes Huinca S.A.
Argentina	Foreign	Agropecuaria Anjullon S.A.
Argentina	Foreign	Cencosud Viajes
Argentina	Foreign	Cormina S.A
Argentina	Foreign	Invor S.A.
Argentina	Foreign	Pacuy S.A.
Argentina	Foreign	Supermercados Dave S.A.
Uruguay	Foreign	SUDCO Servicios Regionales S.A.
Colombia	Foreign	Cencosud Colombia S.A.
Brazil	Foreign	Cencosud Brasil S.A..
U.S.A.	Foreign	Gbarbosa Holding LLC
Brazil	Foreign	Gbarbosa Holding S.A
Brazil	Foreign	Cencosud Brasil Comercial Ltda.
Brazil	Foreign	Mercantil Rodrigues Comercial Ltda..
Brazil	Foreign	Perini Comercial de Alimentos Ltda.
Peru	Foreign	Cencosud Perú
Peru	Foreign	Teledistribución S.A.
Peru	Foreign	Almacenes Metro S.A.
Peru	Foreign	E. Wong S.A.
Peru	Foreign	Cencosud Retail Peru S.A.
Peru	Foreign	Tres Palmeras S.A.
Peru	Foreign	Las Hadas Inversionistas S.A.
Peru	Foreign	Cinco Robles SAC
Peru	Foreign	ISMB Supermercados S.A.
Peru	Foreign	Travel International Partners Perú S.A.
Peru	Foreign	Loyalty Peru SAC.
Peru	Foreign	Banco Cencosud S.A.

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

The functional currency of each subsidiary was the Group operates is:

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

Exchange rates

The assets and liabilities held in foreign currency and those set in UF (indexation unit), are presented at the following exchange rates and closing values:

Date	Ch$/US$	$Ch/Uf	$Ch/$ Ar$	$Ch/Colombian$	$Ch/ Peruvian nuevo sol	$Ch/ Brasilian real	$CL/ Chinese yuan
12-31-2013	524.61	23,309.56	80.49	0.27	187.49	222.71	86.49
12-31-2012	479.96	22,840.75	97.70	0.27	188.15	234.98	77.02
12-31-2011	519.20	22,294.03	120.74	0.27	193.27	278.23	82.48
12-31-2010	468.01	21,455.55	117.78	0.25	166.79	281.31	70.84
12-31-2009	507.10	20,942.88	133.48	0.25	175.65	290.94	74.30

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

2.7 Property, plant and equipment.

Property, plant and equipment are measured at the acquisition cost, which includes the additional costs incurred until the asset is in operating condition, less the accumulated depreciation and the impairment losses.

Impairment losses are recorded as expenses in the Company’s consolidated statements of income by function.

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

Periodic expenses related to maintenance, conservation and repairs are recorded in the consolidated statement of i income by function as incurred.

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

Intangible assets are those non-monetary assets without physical substance that are susceptible of being singled-out and identified, either because they are separable or because they arise from a legal or a contractual right. The only intangible assets recorded in the statement of financial position are those assets whose cost can be measured in a reliable way (or identified and recorded at fair value in a business combination) and those that the Group expects will generate future economic benefits.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense.

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

All other borrowing costs are recognized in profit and loss in the period in which they are incurred.

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

2.12 Financial assets.

The Group classifies its financial assets within the following categories: financial assets at fair value through profit or loss, and loans and receivables. The classification depends on the purpose for which the investments were acquired. The Group sets the classification of the investments at the time of the initial recognition. Purchases or sales of financial assets are accounted for as of the settlement date, which is the date when the asset is delivered or received by the Company.

2.12.1 Financial assets at fair value through profit or loss.

This category has two subcategories: (i) financial assets held for “trading” and (ii) those designated at the beginning as financial assets at fair value through profit or loss. The gains and losses that arise from the changes in their fair value are included in the net results of the period. A financial asset is classified at fair value through profit or loss if it is acquired mainly with the purpose of selling it in the short-term or if it is designated as such. The financial derivative instruments are classified as held for trading unless they are designated as hedging instruments.

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

2.13.2 Cash flows hedges

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

2.13.3 Financial assets—options.

In order to determine the fair value of call options (a financial asset), the company considers the net present value of the discounted cash flows of the underlying asset and an analysis of market comparable.

Options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS” (note 23.5) are recognized in the financial statements of Cencosud S.A. as follows:

•	The put option was initially accounted for as a liability with a charge to the equity account other reserves, at the present value of the estimated exercise price, in accordance with the provisions of IAS 32 “Financial Instruments: Presentation.”

•	After the initial recognition, all variations in the value of the put option are recorded against profit and loss.

•	After their initial recognition, the call option is accounted at fair value through profit or loss. The fair value is the present value of the difference between the amount to be paid to exercise the option and the fair value of the underlying shares.

•	If the call option is exercised, the asset will be derecognized together with the cash provided as the exercise price, with a credit to non-controlling interest and other reserves within equity. The liability for the put option will be reversed with a credit to the equity account other reserves.

•	If the put option is exercised, the corresponding liability will be derecognized with a balancing entry for the cash outflow given as the exercise price. The non-controlling interest will be derecognized against the asset for the call option (if any) and against the equity account other reserves.

The Cencosud acquired 38.6062% of the stocks of Jumbo Retail Argentina S.A., held by UBS. Additionally, Cencosud and UBS agreed on ceasing the call and put option contracts. The impact from this transaction was presented in other reserves in the statement of changes in net equity.

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

2.20 Employee benefits

2.20.1 Staff vacations.

The Company records vacation benefits expense following the accrual method. This benefit corresponds to all the personnel and is equivalent to a fixed amount according to the contracts of each employee. This benefit is recorded at its nominal value.

2.20.2 Employee Benefit Plans

The Group, in its Brazilian operations has a pension plan among other benefits with the employees. These commitments, both defined benefit and defined contribution, are instrumented through pension plans.

The Group’s net obligation in respect of defined benefit plan is calculated separately for each plan by estimating the amount of the future benefit that the employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any refund from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to the defined benefit plans are recognized in profit and loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that related to past service or the gain or loss on curtailment is recognized immediately in profit and loss. The Group recognizes gain and losses on the settlement of a defined benefit plan when the settlement occurs.

Defined Contribution plans

Obligations for contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

2.21 Revenue recognition.

Revenue recognition corresponds to the gross entry of economic benefits during the period from the Group operations. The revenue amount is shown net of any tax levy, price discounts and other items that impact the sales price.

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

Ordinary revenue from sales of goods.

The sales of goods are recorded when the risks and benefits that rise from the ownership of the goods are substantially transferred, the amount of the income can be accurately calculated, and the collection of the sales is deemed probable.

Ordinary revenue from leases.

Revenue obtained from leases is recognized in a straight-line over the life of the corresponding contracts as per IAS 17.

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

The Company has revenues from of family entertainment services which are part of the malls of the Group. Revenue is recognized when services have been effectively provided.

Customer loyalty program.

The Group operates a loyalty program where customers accumulate points for purchases made, which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction by allocating the fair value of the consideration received between the award points and the other components of the sale such that the reward points are initially recognized as deferred income at their fair value.

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

2.27 Share-based payments.

Compensation plans implemented through the use of stock options are recognized in the financial statements applying IFRS 2 “Share-based payments”, booking the expenses associated with the services provided by company executives at the time that these are incurred booking a credit in the account of other equity reserves.

The Company determines the fair value of the services received by referring to the fair value of the equity instruments at the date on which they are issued. The plan that issues the stock options based on continued employment assumes that the services will be received on a lineal basis up to the maturity date of the stock options. Likewise, in the case of stock options based on performance, it is assumed that the services will be received on a lineal basis up to the maturity date of the stock options.

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

At each year end, the Company reviews the estimations of the number of options that can be exercised.

Once the options are exercised, the Company will decide if new compensation payments in shares will be issued

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

2.32 Change in accounting policies

The Group has adopted the new accounting policies and pronouncements as set out in note 2.2, none of the new amendments and pronouncements had a significant impact on the group’s consolidated financial statements in 2013.

2.33 Non-cash transactions

The Group has not accounted for any non-cash investing or financing transaction related to a business combination in 2013. The acquisitions of assets via a finance lease are set out in note 17.5; these transactions have not been included in the consolidated statement of cash flows.

3 Risk management policies

3.1 Position-taking financial instruments.

3.1.1 Categories of financial instruments (classification and presentation).

The Company’s position-taking instruments are classified based on their nature, characteristics and the purpose for which they have been acquired or issued.

As of December 31, 2013, and 2012 the Company classifies its financial instruments as follows: Table 1-1. Classification of financial instruments.

December 2013

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (Informational)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit or loss	Mutual funds Derivatives	Mutual fund shares	6			40,759,800
	Other financial instruments	Shares	6			38,198
		Financial investments long term	6			8,785,942
		Other financial investments	6			185,553
Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	47,627,336	47,627,336
		Bank balances	5	105,893,186	105,893,186
		Short-term deposits	5	18,191,103	18,191,103
	Receivables Credit card and Trade (2)	receivables, net	8	1,289,287,365	1,368,550,076
	Receivables from related entities	Receivables from related entities, current	9	432,303	432,303
		Receivables due from Bretas	6	15,031,535	15,031,535
	Tax assets	Tax assets, current	16	22,797,3033	22,797,303
Financial liabilities and payables	Bank loans (1)	Current	17	441,070,635	443,902,235
		Non-Current	17	420,811,688	422,705,217
	Bond debt (1)	Current	17	74,815,992	76,569,908
		Non-Current	17	1,676,045,068	1,766,658,876
	Other loans (leases)	Current	17	4,808,673	4,808,673
		Non-Current	17	27,779,079	27,779,079
	Time deposits and Term savings accounts	Current	17	151,918,114	151,918,114
		Non-Current	17	48,923,826	48,923,826
	Debt purchase Subsidiaries (Bretas—Prezunic and Johnson´s)	Current	17	53,727,111	53,727,111
		Non-Current		34,919,748	34,919,748
	Letters of credit	Non-Current	17	9,511,591	9,511,591
	Other financial liabilities—other	Current	17	12,450,378	12,450,378
	Trade payables,	Current	18	1,737,920,899	1,737,920,899
		Non-Current	18	4,956,289	4,956,289
	Withholding taxes	Current	18	220,072,319	220,072,319
		Non-Current	18	3,998,528	3,998,528
	Payables to related entities, current	Current	9	556,494	556,494
	Tax liabilities	Current	16	63,131,459	63,131,459
Hedges	Hedging derivatives	Cash flow hedging Liabilities	17			358,936
		Cash flow hedging assets	6			77,188,270

December 2012

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (Informational)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit or loss	Mutual funds Derivatives	Mutual fund shares	6			65,183,729
		Derivatives at fair value with changes in results	6			2,946,670
	Other financial instruments	Shares	6			36,469
		Financial investments long term	6			852,289
Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	53,106,390	53,106,390
		Bank balances	5	164,801,594	164,801,594
		Short-term deposits	5	19,812,821	19,812,821
	Receivables Credit card and Trade	Receivables, net	8	1,200,932,966	1,268,286,977
	Receivables from related entities	Receivables from related entities, current	9	323,624	323,624
	Tax assets	Tax assets, current	16	31,269,885	31,269,885
Financial liabilities and payables	Bank loans(1)	Current	17	954,868,162	982,057,492
		Non-Current	17	531,859,027	538,626,881
	Bond debt (1)	Current	17	25,513,254	27,913,012
		Non-Current	17	1,663,382,237	1,712,058,615
	Other loans (leases)	Current	17	5,453,350	5,453,350
		Non-Current	17	28,596,747	28,596,747
	Time deposits	Current	17	126,858,783	126,858,783
		Non-Current	17	46,883,852	46,883,852
	Debt purchase Subsidiaries (Bretas—Prezunic and Johnson´s)	Current	17	27,452,688	27,452,688
		Non-Current	17	71,907,667	71,907,667
	Letters of credit	Non-Current	17	10,209,850	10,209,850
	Other financial liabilities—other	Current	17	29,115,522	29,115,522
	Trade payables,	Current	18	1,703,761,965	1,703,761,965
		Non-Current	18	1,303,392	1,303,392
	Withholding taxes	Current	18	197,295,354	197,295,354
		Non-Current	18	6,107,410	6,107,410
	Payables to related entities, current	Current	9	974,469	974,469
	Tax liabilities	Current	16	46,798,474	46,798,474
	Other financial liabilities	Cross currency swaps	17			7,624,595
		Put options
Hedges	Hedging derivatives	Cash flow hedging Liabilities	17			11,819,843
		Cash flow hedging assets	6			40,154,935

(1)	The fair value for disclosure purposes has been determined using discounted cash flow pricing models. Significant inputs include the discount rate used to reflect the credit risk associated with Cencosud S.A., these inputs are within level 2 of the fair value hierarchy.
(2)	The fair value of current receivables is not notably different to its carrying amount, as the impact of discounting is not significant.

3.1.2. General characterization.

The Company maintains instruments classified at fair value through profit and loss for trading and risk management (derivate instruments not classified as cash flow or fair value hedges purposes). This category is comprised mainly of investments in mutual funds and derivatives.

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

Financial instruments that have been accounted for at fair value in the statement of financial position as of December 31, 2013 have been measured using the methodologies as set forth in IAS 39. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Level III: Inputs for assets or liabilities that are not based on observable market data.

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

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

In 2013, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets, see note 4.

Table 1-4. Successive valuation methodologies.

December 2013

				Valuation method				Amortized
Classification	Group	Type	Note	Value	Level I	Level II	Level III	cost
				ThCh$	%	%	%	%
At fair value through Profit or loss	Mutual funds	Mutual fund shares	6	40,759,800	100
	Shares	Shares	6	38,198	100
	Other financial Instrument	Highly liquid financial instruments	6	8,785,942	100
		Other financial investments	6	185,553	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	47,627,336				100
		Bank balances	5	105,893,186				100
		Short-term deposits	5	18,191,103				100
	Receivables	Credit card and trade receivables, net	8	1,289,287,365				100
		Receivables due from Bretas	6	15,031,535				100
	Receivables from related entities	Receivables from related entities, current	9	432,303				100
	Tax assets	Tax assets, current	16	22,797,303				100
Financial liabilities and payables	Bank loans	Current	17	441,070,635				100
		Non-Current	17	420,811,688				100
	Bonds payable	Current	17	74,815,992				100
		Non-Current	17	1,676,045,068				100
	Other loans (lease)	Current	17	4,808,673				100
		Non-Current		27,779,079				100
	Deposits and savings Accounts	Current		151,918,114				100
		Non-Current	17	48,923,826				100
	Debt purchase Bretas	Current	17	53,727,111				100
		Non-Current	17	34,919,748
	Letters of credit	Current	17	9,511,591				100
	Other financial liabilities	Current	17	12,450,378				100
	Trade payables	Current	17	1,737,920,899				100
		Non-Current	17	4,956,289				100
	Withholding taxes	Current	18	220,072,319				100
		Non-Current	18	3,998,528				100
	Payables to related entities	Current	18	556,494				100
	Tax liabilities	Current	9	63,131,459				100
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	358,936		100
		Cash flow hedging assets	6	77,188,270		100

December 2012

				Valuation method				Amortized
Classification	Group	Type	Note	Value	Level I	Level II	Level III	cost
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	6	65,183,729	100
	Derivatives	Derivatives at fair value with changes in results	6	2,946,670		100
		Call option (call)
	Other financial Instrument	Shares	6	36,469	100
		Other financial investments	6	852,289	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	53,106,390				100
		Bank balances	5	164,801,594				100
		Short-term deposits	5	19,812,821				100
	Receivables	Credit card and trade receivables, net	8	1,200,932,966				100
	Receivables from related entities	Receivables from related entities, current	9	323,624				100
	Tax assets	Tax assets, current	16	31,269,885				100

				Valuation method				Amortized
Classification	Group	Type	Note	Value	Level I	Level II	Level III	cost
				ThCh$	%	%	%	%
Financial liabilities and payables	Bank loans	Current	17	954,868,162				100
		Non-Current	17	531,859,027				100
	Bonds payable	Current	17	25,513,254				100
		Non-Current	17	1,663,382,237				100
	Other loans (lease)	Current	17	5,453,350				100
		Non-Current	17	28,596,747				100
	Deposits and savings Accounts	Current	17	126,858,783				100
		Non-Current	17	46,883,852				100
	Debt purchase Bretas	Current	17	27,452,688				100
		Non-Current	17	71,907,667
	Letters of credit	Current	17	10,209,850				100
	Other financial obligations	Current	17	29,115,522
	Trade payables	Current	18	1,703,761,965				100
		Non-Current	18	1,303,392				100
	Withholding taxes	Current	18	197,295,354				100
		Non-Current	18	6,107,410				100
	Payables to related entities	Current	9	974,469				100
	Tax liabilities	Current	16	46,798,474				100
	Other financial liabilities	Cross currency swaps	17	7,624,595		100
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	11,819,843		100
		Cash flow hedging assets	6	40,154,935		100

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

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

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

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of December 31, 2013, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.1.5 Master netting or similar agreements

The Group does not have any hedged positions that qualify for netting mostly due to; (a) the hedge activities that the Group uses mostly relate to financial liabilities such as bank obligations and bonds, and (b) the position of the fair value of these derivatives contracts, hedging interest rate and exchange rates fluctuations, were favorable and thus presented as a assets as of December 31, 2013 and 2012.

3.1.6. Particular effects on equity accounts.

As of December 31, 2013, the Group presents in the statement of equity the effect relating to derivatives instruments for cash flow hedges deemed as effective, namely derivative contracts (cross currency swaps) with Banco Santander for UF 2,257,437 (equivalent to 280,000,000 soles) related to Incabond Hedge which maturity date is in 2018, hedges by US$ 535,000,000 related to the 144a bond issuance which maturity is on 2021, hedges by US$ 910,000,000 related to the 144a bond issuance which maturity is on 2023, hedges by US$ 100,000,000 related to the Scotiabank which maturity is on 2017, hedges by US$ 50,000,000 related to the Rabobank which maturity is on 2018, and hedges by US$63,600,000 related to bank loans belongs to the subsidiary in Peru.

During the first quarter of 2013, the Company settled US$1,650,000,000 forward derivatives hedging exchange rate fluctuations relating to the JP Morgan Bridge Loan.

As of December 31, 2012 the company present US$1,650,000,000 short term forwards derivatives to hedge the exposure to the fluctuation of the foreign exchange rates related to the outstanding balance of the bridge loan with JP Morgan bank. As for this short term operation, the company had a “Roll-over” strategy of automatic renewal which continued until the stockholders meeting approved the issuance of new shares, which occurred during first semester of 2013. Those hedge transactions allowed to the company hedge the foreign exchange income statement impact due to debt denominated in foreign exchange.

3.1.7. Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.1.8. Embedded derivatives.

As of the end of this reporting period, the Company has not identified any embedded derivatives that should be valued independently from the host contract.

3.1.9. Non-compliance.

As of the end of this reporting period, the Company has not identified any non-compliance with the conditions related to outstanding liabilities.

3.1.10. Hedges.

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

Although the Company holds positions in financial instruments as part of its overall financial risk management strategy, only the following derivative instruments have been classified as accounting hedges:

Table 1-10. Hedges.

2013

		Hedge subject			Book	Hedging instrument		Fair
Hedge type	Risk	classification	Group	Type	value	Group	Type	value	Note
					(ThCh$)			(ThCh$)
Cash flow	Interest rate	Financial liability	Bank obligations	BBVA NY	—	Derivate	Cross currency swap	(111,456)	17
Cash flow	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(247,480)	17

						Sub—total derivative		(358,936)

Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	47,842,494	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	Inacabond 1	—	Derivate	Cross currency swap	2,147,318	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Bank of Tokio	—	Derivate	Cross currency swap	2,048,904	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Crédito	—	Derivate	Interest rate swap	614,017	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Crédito	—	Derivate	Cross currency swap	484,974	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	657,802	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond - 2	—	Derivate	Cross currency swap	23,392,761	6

						Sub—total derivative		77,188,270

2012

		Hedge subject			Book	Hedging instrument		Fair
Hedge type	Risk	classification	Group	Type	value	Group	Type	value	Note
					(ThCh$)			(ThCh$)
Cash flow	Interest rate and exchange	Financial asset	Bonds payable	US bond	—	Derivate	Interest rate swap	16,419,834	6
Cash flow	Interest rate and exchange	Financial asset	Bonds payable	US bond	—	Derivate	Cross currency swap	15,452,679	6
Cash flow	Interest rate and exchange	Financial asset	Bonds payable	Inacabond 1	—	Derivate	Cross currency swap	8,282,422	6

						Sub—total Derivative		40,154,935

Cash flow	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(426,558)	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	(1,336,032)	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	(3,178,389)	17
Cash flow	Interest rate and exchange	Financial liability	Bonds payable	US bond	—	Derivate	Cross currency swap	(3,409,953)	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Banco BBVA NY	—	Derivate	Cross currency swap	(2,978,132)	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Bank of Tokio	—	Derivate	Cross currency swap	(490,779)	17

						Sub—total derivative		(11,819,843)

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

For the described hedge, the financial risk refers to the potential upward deviation of equivalent cash flows in the functional currency (Ch$) such as interest payments for bonds and debt. The hedge strategy adopted enables the Company to fix the cash outflow expressed in the functional currency for all coupon payments being hedged.

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

3.2.1.1. Exposure:

The following table presents, as of December 31, 2013 and 2012, the amount in the financial asset category that best represents maximum exposure to credit risk without considering guarantees or credit enhancements.

Table 2-1-1. Exposure to credit risk by financial asset category.

As of December 31, 2013

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through profit or loss	Mutual funds	Mutual funds shares	6	40,759,800
	Other	Other financial investments	6	185,553
		Shares	6	38,198
		Other financial investment	6	8,785,942
Credit cards and trade receivables net	Cash and cash equivalents	Cash balances	5	47,627,336
		Bank balances	5	105,893,186
		Short-term deposits	5	18,191,103
	Receivables	Credit card and trade receivables, net	8	1,289,287,365
		Receivables due from Bretas	6	15,031,535

As of December 31, 2012

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through profit or loss	Mutual funds	Mutual funds shares	6	65,183,729
	Derivatives	Derivatives at fair value with changes in results	6	2,946,670
	Other	Shares	6	36,469
		Other financial instruments	6	852,289
Credit cards and trade receivables net	Cash and cash equivalents	Cash balances	5	53,106,390
		Bank balances	5	164,801,594
		Short-term deposits	5	19,812,821
	Receivables	Credit card and trade receivables, net	8	1,200,932,966

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

Table 2-1-2. Diversification of counterparties.

As of December 31, 2013

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit or loss	Mutual funds	Mutual funds	Domestic banks	0
			Foreign banks	100
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	13.88
			Foreign banks	86.12
		Bank balances	Domestic banks	58.06
			Foreign banks	41.94
		Short- term deposits	Domestic banks	40.48
			Foreign banks	59.52
	Receivables	Trade receivables, gross	Non-financial institutions	100

As of December 31, 2012

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit or loss	Mutual funds	Mutual funds	Domestic banks	67.92
			Foreign banks	32.08
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	7.71
			Foreign banks	92.29
		Bank balances	Domestic banks	0.01
			Foreign banks	99.99
		Short-term deposits	Domestic banks	57.00
			Foreign banks	43.00
	Receivables	Trade receivables, gross	Non-financial institutions	100

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

As part of its credit risk management activities, the Company constantly monitors the credit quality of counterparties for financial assets that are not in default or impaired. The following table details the credit quality by financial entity of the Company’s investments:

As of December 31, 2013

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	Foreign banks	40,759,799	(*)	Stable
Financial instruments	Bonds - Central bank of Chile	8,785,942	AAA	Stable

(*)	All mutual funds included under “Foreign banks” have international risk ratings greater than or equal to A- as required by the Company’s investment policy. The assets that are due but not impaired are presented in Note 8.

As of December 31, 2012

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	Itaú	6,000,000	AA-	Stable
	Bci	13,960,000	AA+	Stable
	Scotiabank	3,600,000	AA	Stable
	Foreing banks	37,615,606	(*)
	BanChile	1,308,123	AA+	Stable
	BBVA	2,700,000	AA+	Stable

(*)	All mutual funds included under “Foreign banks” have international risk ratings greater than or equal to A- as required by the Company’s investment policy. The assets that are due but not impaired are presented in Note 8.

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

3.2.1.6.2. Risk Model

Foundations:

The Risk Management Model is tightly linked to the large-scale and fragmented nature of the retail cardholder portfolio with a very large volume of cardholders (more than 5,000,000 in the region) and average debt per cardholder of around US$ 500.

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

Automation and centralization of decision making: credit and collections decisions are large-scale and automated and only minorities of decisions are analyzed by very specialized personnel. The Company features world class risk management and collections systems, including Capstone Decision Accelerator (CDA), TRIAD, Model Builder (from Fair Isaac Corporation - FICO) and Cyber Financial, among others.

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

As of December 31, 2013 and 2012, the Company presents the following maturities for its financial instruments:

Table 2-2-1. Maturity analysis.

As of December 31, 2013

		Maturity
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	More than 5 years	Total liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	2,425,990,035	466,310,043	394,683,208	322,358,525	331,096,348	2,079,392,357	6,019,830,516
Other financial liabilities current and non-current	Bank loans	155,452,528	305,116,405	128,565,783	221,372,801	95,999,770	1,093,302	907,600,589
	Bond debt	81,530,434	53,079,659	100,598,032	95,090,347	226,213,963	2,048,171,974	2,604,684,409
	Other loans	1,516,099	3,894,247	2,998,336	2,902,844	6,874,108	18,987,723	37,173,357
	Other financial liabilities (CCS—IRS)	314,911	—	44,025	—	—	—	358,936
	Time deposits	100,672,466	50,492,621	53,069,680	—	—	—	204,234,767
	Term savings accounts	1,049,251	—	—	—	—	—	1,049,251
	Letters of credit	—	—	2,039,031	1,011,599	2,008,507	11,139,358	16,198,495
	Deposits and other demand deposits	3,513,936	—	—	—	—	—	3,513,936
	Debt purchase Bretas—Prezunic—Johnson	—	53,727,111	32,938,814	1,980,934	—	—	88,646,859
	Other financial liabilities—Other	12,450,378	—	—	—	—	—	12,450,378
Commercial loans	Trade payables and other payables and non-current liabilities	1,957,993,218	—	8,954,817	—	—	—	1,966,948,033
	Other non-financial liabilities current and non-current	47,808,861	—	65,474,690	—	—	—	113,283,551
	Payables to related entities	556,494	—	—	—	—	—	556,494

As of December 31, 2012

		Maturity
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	More than 5 years	Total liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	3,058,472,904	238,514,740	400,459,960	390,289,879	437,582,514	2,131,734,327	6,657,054,325
Other financial liabilities current and non-current	Bank loans	869,704,636	107,034,015	113,182,577	256,307,537	211,831,775	10,151,277	1,568,211,817
	Bond debt	36,261,347	47,900,291	132,774,483	96,074,094	192,401,737	2,089,183,311	2,594,595,263
	Other loans	1,165,080	5,037,294	4,594,265	4,444,778	4,522,789	16,908,015	36,672,222
	Other financial liabilities (CCS—IRS)	7,624,595	2,245,262	—	2,382,506	2,839,709	4,352,366	19,444,438
	Time deposits	77,779,040	48,845,190	45,584,668	6,104,530	—	—	178,313,428
	Term savings accounts	1,022,988	—	—	—			1,022,988
	Letters of credit	—	—	2,039,031	1,011,599	2,008,507	11,139,358	16,198,495
	Deposits and other demand deposits	2,652,873	—	—	—	—	—	2,652,873
	Debt purchase Bretas—Prezunic—Johnson	—	27,452,688	23,964,835	23,964,835	23,977,997	—	99,360,355
	Other financial liabilities—Other	29,115,522	—	—	—	—	—	29,115,522
Commercial loans	Trade payables and other payables and non-current liabilities	1,901,057,319	—	7,410,802	—	—	—	1,908,468,121
	Other non-financial liabilities current and non-current	84,316,560	—	70,909,299	—	—	—	155,225,859
	Payables to related entities	974,469	—	—	—	—	—	974,469

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

As of December 31, 2013, the Company has available unused lines of credit for approximately ThCh$ 325,564,823 (ThCh$ 301,068,423 as of December 31, 2012).

As of December 31, 2012, the company held unused line of credits as a result of Confirming operations by ThCh$ 113,001,775 (ThCh$ 107,352,517 as of December 31, 2012) which held the original maturities agreed with the supplier. Such operations are presented in the line trade accounts payables.

Confirming operations that consider larger payment with the bank that the original payment deadline set by the Company and its suppliers in the trade agreement amounted, in the portion corresponding to the longest period of payment to ThCh$7,612 (ThCh$ 7,992,721 as of December 31, 2012) in Chile and ThCh$ 12,422,766 (ThCh$ 21,122,801 as of December 31, 2012) in Peru, to December 31, 2013. These operations are presented under “Other financial liabilities”

These operations are monitored on a regular basis so that these exposures do not adversely affect the consolidated financial ratios according to corporate policies with the final purpose of ensuring that the liquidity ratio and short term debt are within the parameters set up by management.

3.2.1.8. Market risk.

The Company is exposed to market risk, which involves variations in interest and exchange rates that may affect its financial position, operating results and cash flows. The Company’s hedge policy calls for a periodic review of its exposure to interest and exchange rate risk for its main assets and obligations.

3.2.1.8.1. Interest rate risk.

As of December 31, 2013, approximately 53% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rates. The remaining 47% was at variable interest rates including derivates. Of the variable rate debt, approximately 99% is indexed to local interest rates (either as originally denominated or by re-denominating with derivatives).

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

As of and for December 31, 2013

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	BR$	408,216,971	CDI	(17.55)	355,709
				16.69	(338,364)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(41.98)	429,687
				42.11	(431,018)
Net liability	Ch$	247.319.697.369	TAB NOM 180	(35.80)	1,241,252
				40.79	(1,414,333)
Net liability	Ch$	608,001,430,000	CAM	(51.19)	2,113,604
				47,06	(3,468,242)

As of and for December 31, 2012

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	US$	1,500,000,000	LIBOR 1M	(37.73)	285,219
				32.90	(248,737)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(43.86)	552,757
				43.61	549,525)
Net liability	Ch$	59,819,697,369	TAB NOM 180	(37.04)	1,484,275
				45.07	(1,806,216)
Net liability	Ch$	419,586,630,000	CAM	(53.93)	1,755,215
				49,12	(2,461,922)

The effect on income obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for the interest payment and the amount that would have been recorded in a scenario of lower or higher interest rates).

The Company’s risk management strategy is to hold its financial debt in variable rates in order to benefit from lower cost of funds and the remainder of its financial debt in fixed rates in order to reduce uncertainty stemming from variable interest payments, by denominating part of its variable interest rate liabilities into fixed rate liabilities using derivative financial instruments for these purposes, which allow the interest rate of the original obligation to be fixed.

3.2.1.8.2. Foreign exchange rate risk.

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (89%) is denominated in local currency. As of December 31, 2013, approximately 74% of the debt in U.S. dollars was hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

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

As of and for December 31, 2013

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	564,405,018	USD-CLP	524.61	(9.17)	476.51	27,150,492
					10.23	578.26	(30,279,096)
Net liability	ARS	580,926,715	ARS-CLP	80.59	(13.62)	69.61	6,377,540
					11.75	90.06	(5,501,147)
Net liability	UF	30,758,874	CLF-CLP	23,306.56	(0.50)	23,190.87	3,558,539
					2.55	23,900.74	(18,276,283)
Net liability	COP	339,991,902,733	COP-CLP	0.27	(10.24)	0.24	9,482,918
					10.23	0.30	(9,472,797)
Net liability	PEN	281,143,707	PEN-CLP	187.88	(8.61)	171.71	4,545,638
					9.83	206.35	(5,191,347)
Net liability	BRL	432,869,191	BRL-CLP	222.45	(11.19)	197.55	10,779,103
					11.74	248.57	(11,304,624)

As of and for December 31, 2012

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	953,071,777	USD-CLP	479.96	(9.37)	434.99	42,859,387
				—	10.41	529.92	(47,618,782)
Net liability	ARS	210,872,941	ARS-CLP	97.49	(13.99)	83.85	2,876,425
				—	12.41	109.59	(2,551,030)
Net liability	UF	27,708,338	CLF-CLP	22,840.75	(0.516)	22,722.86	3,266,460
				—	2.653	23,446.77	(16,791,804)
Net liability	COP	306,413,618,608	COP-CLP	0.27	(10.626)	0.24	8,829,821
					10.721	0.30	(8,908,770)
Net liability	PEN	473,855,927	PEN-CLP	187.81	(8.911)	171.08	7,930,579
				—	10.233	207.03	(9,106,529)
Net liability	BRL	473,509,151	BRL-CLP	233,59	(11.568)	206.56	12,795,265
				—	12.282	262.27	(13,584,143)

The effect on income obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for exchange differences and the amount that would have been recorded in a scenario of lower or higher exchange rates).

The Company’s strategy is to hold most of its financial debt in local currencies to reduce uncertainty stemming from an increase in the value of its liabilities due to foreign currency fluctuations, using derivative financial instruments for these purposes, which allow the value of the obligation to be expressed in its functional currency.

Additionally, the exposure to exchange rates for conversion of the functional currency of the subsidiaries in Argentina, Colombia, Peru and Brazil, relating to the difference between monetary assets and liabilities (e.i., those denominated in a local currency and consequently exposed to the translation from their functional currencies into the presentation currency for the Group consolidated financial statements) is hedge only when it’s predictable that adverse material differences could occur and the cost related to hedging is deemed reasonable by management. The Company currently does not have any net investment hedging contracts.

The Company assesses the fluctuation of the functional currencies compared to the presentation currency through a sensitivity analysis on equity and net assets in local currency using favorable and unfavorable scenarios, the amounts of exposure of all possible scenarios, including a general one, resulting from this analysis are as follows:

Currency	Rate of conversion	Scenarios	Flux on assets M$	Flux%	Flux on Equity M$	Flux %
ARG PESO	69.61	S1	(166,875,219)	-1.66	(74,357,968)	-1.75
	90.06	S2	146,782,709	1.46	64,452,636	1.51

COP PESO	0.24	S1	(193,798,308)	-1.93	(144,412,544)	-3.4
	0.30	S2	193,798,308	1.93	144,412,544	3.4

PER SOL	171.71	S1	(84,838,874)	-0.84	(56,282,763)	-1.32
	206.35	S2	101,398,046	1.01	67,268,247	1.58

BRL REAL	197.55	S1	(167,607,178)	-1.67	(93,182,737)	-2.19
	248.57	S2	172,270,336	1.71	95,775,263	2.25

All currencies		S1	(613,119,579)	-6.09	(368,236,012)	-8.64
		S2	614,249,399	6.10	371,908,690	8.73

S1: Scenario 1 represents the most unfavorable exchange rate to be used in converting into the presentation currency, and how that impacts to the net assets and equity of the Group

S2: Scenario 2 represents the most advantageous exchange rate to be used in converting into the presentation currency, and how that impacts to the net investment and equity of the Group

4 Estimates, judgment or criteria applied by management

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

4.1 Estimate of impairment of assets with indefinite useful lives

The Cencosud Group assesses annually, or when there is a triggering event, whether goodwill has experienced any impairment, according to the accounting policy described in Note 2.11. The recoverable balances of the cash generating units have been determined from the base of their value in use. The methodology of discounting cash flows at a real pre-tax discount rate calculated for each country is applied. The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each operating segment representing the cash generating unit determined to carry out the annual impairment test. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role that brand has in the generation of sales.

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

4.3 Estimate of impairment of property, plant and equipment

For property, plant and equipment, the company applies the methodology of discounting future cash flows using a pre-tax discount rate, differentiated by country (see note 13.2 discount rates). Cash flow projections are performed for each country and business segment. The functional currency of each country is used and the projection considers a 5 year outlook plus perpetuity. The projections are based on historical information from recent years and the main macroeconomic variables that affect markets. In addition, the projections consider moderate organic growth and the recurring investments necessary to maintain the cash flow generating capacity of each segment.

4.4. Impairment of accounts receivable

The Company assesses the impairment of the accounts receivable when there is objective evidence that it will not be able to collect all the amounts according to the original terms of the account receivable (Note 2.12.2).

4.5 Investment property

a) Fair value measurement for lands

The fair value for land was determined by external and independent property valuers, having an appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

The methodology used in determining the fair value of lands was the market approach, which consists of determining the fair value based on recent transactions occurred in the market.

b) Fair value measurements for investment properties other than land.

The Company’s finance department is responsible for determining fair value measurements included in the financial statements, including Level 3 fair values of investment properties. The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (CFO) and the Audit Committee (AC).Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

The fair value measurement for this type of investment has been categorized as a level III fair value based on the inputs used in the valuation technique. Investment properties are valued on a highest and best use basis. Changes in Level 3 fair values are analyzed at each reporting date during the quarterly valuation discussions between the CFO, AC and the valuation team. As part of this discussion, the team presents a report that explains the reasons for the fair value movements.

For all of the Company’s investment properties, the current use is considered to be the highest and best use.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There were no transfers in or out of Level 3 fair value measurements for investment properties during the period, nor transfers between Level 1 and Level 2 of the fair value hierarchy.

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms (7.82% in Chile, 20.08% in Argentina, 8.38% in Perú and 8.24% in Colombia). To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country. The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level and the main variables used are:

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

e)	Tax rate: We use the tax rate in effect in each country

f)	Spread: To estimate the return on debt using the international bond spread Cencosud which is similar to the Industry spread. With all these factors we estimate the discount rate (WACC) nominal and real, the latter being used as the flow is estimated at UF (Undead de Foment) in Chile, or adjusted for inflation in Peru and Argentina

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

3. Growth in costs and expenses:

As income, change in expenditure depends on the property but always reflects the standard structure resulting from the operation of such properties and operating agreements signed with tenants. These are also reviewed quarterly to be aligned with the budget and expected evolution for each Shopping.

4. Investment Plan:

For each shopping center, the Company reviews whether the investment plans is in line with the characteristics of each property and the life cycle in which they are placed.

Based on the points described above, the estimated available flow projection thirty-year term, after which it is estimated a perpetuity. The present value of these flows determines the fair value of the investment property.

5. Valuation technique and Inter-relationship between key unobservable inputs.

Valuation technique (Discounted cash flows): The valuation model considers the present value of the net cash flows to be generated from the property taking into account expected revenue growth, occupancy rates, other cost and expenses not paid by tenants. The expected net cash flows are discounted using risk-adjusted discount rates (see above on “determination of discount rate”). Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit and lease terms.

Class	Country (*)	Unobservable input	Range
Retail	Chile	Discount rate (risk adjusted)	7.7% - 8.0%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%
	Argentina	Discount rate (risk adjusted)	19.5% - 20.1%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%
Office	Chile	Discount rate (risk adjusted)	7.7% - 8.0%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate (1st through 5th year)	40% - 79%%
		Thereafter	80% - 98%

(*) The group concentrates 95% of the total of the investment properties in Chile and Argentina.

The estimated fair value of the investment properties would increase (decrease) if:

•	Risk-adjusted discount rate were lower (higher)

•	Expected revenue growth were higher (lower)

•	The occupancy rate were higher (lower)

5 Cash and cash equivalents

The composition of this item as of December 31, 2013 and 2012 is the following:

	As of December 31,
Cash categories	2013	2012
	ThCh$	ThCh$
Cash in hand	47,627,336	53,106,390
Bank balances	105,893,186	164,801,594
Short-term deposits	18,191,103	19,812,821
Cash and cash equivalents	171,711,625	237,720,805

Cash and equivalents include cash, bank account balances and short term investments. Currency is as follows:

	As of December 31,
Currency	2013	2012
	ThCh$	ThCh$
Chilean Peso	75,215,858	101,729,681
Argentine Peso	23,234,710	21,768,921
US dollars	449,997	305,374
Peruvian New Sol	38,247,113	39,771,877
Brazilian Real	13,803,720	22,637,088
Colombian Peso	20,760,227	51,507,864
Total cash and cash equivalents	171,711,625	237,720,805

6 Other financial assets, current and non-current

The composition of this item as of December 31, 2013 and 2012 includes the following:

	As of December 31,
Other financial assets, current	2013	2012
	ThCh$	ThCh$
Shares	38,198	36,469
Mutual Funds Shares(*)	40,759,800	65,183,729
Derivatives at fair value through profit or loss	—	2,946,670
Highly liquid financial instruments	8,785,942	—
Total other financial assets, current	49,583,940	68,166,868

	As of December 31,
Other financial assets, non-current	2013	2012
	ThCh$	ThCh$
Hedging derivatives	77,188,270	40,154,935
Financial investments Long term	185,553	852,289
Account receivable due from Bretas (see 6.1 below)	15,031,535	—
Total other financial assets, non-current	92,405,358	41,007,224

(*)	Mutual Funds shares are mainly fixed rate investments.

6.1 Offsetting non-derivatives financial assets and liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends to either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The following financial assets and liabilities are subject to offsetting in accordance with paragraph 42 of IAS 32:

a) As of December 31, 2013

Financial assets

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Account receivable due from Bretas ,	26,099,793	(11,068,259)	15,031,535	—	—	15,031,535

Financial liabilities

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial asset set off in the balance sheet	Net amounts of financial liability presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Debt purchase Bretas, current	57,342,194	(11,068,259)	46,273,935	(15,031,535)	—	31,242,401

b) As of December 31, 2012

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial Liabilities	Gross amounts of recognized financial asset set off in the balance sheet	Net amounts of financial liability presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Debt purchase Bretas, Non-Current	69,027,204	(27,537,737)	41,489,467	—	—	41,489,467

The agreement between the Group and Bretas´s former shareholders established the net settlement of the abovementioned financial assets and liabilities.

The agreement mentioned above relates to the acquisition of Bretas in October 2010. As part of this acquisition, the Group assumed certain tax contingencies and accounted them for in accordance with IFRS 3, however, the former shareholders of Bretas agreed on assuming these tax contingencies when their settlement becomes effective, which entitled the Group to account for a receivable amount as a guarantee and presented it as an offset of the non-current financial liability that the Group accounted for as a result of the outstanding consideration from the acquisition. The amount due to the former shareholders of Bretas was reclassified as current in the statement of the financial position as of December 31, 2013 based on the change of the nature of this liability regarding its presentation and an amendment of the terms of the existing agreement.

The initial agreement included that such contingencies (receivable) offset the balance due to the former owner of Bretas for the outstanding consideration relating to the acquisition of Bretas. In 2013, the balance for the outstanding consideration changed its nature regarding the presentation as the Group had agreed the payment of this amount in 2014. As a result of this change in presentation of the financial liability and the expected realization of the contingencies in the long term, the parties agreed that (a) the contingencies which realization is expected in the short term offset the financial liability for the outstanding consideration, and (b) all the payments that the Group makes for the contingencies in the long-term are to be deducted from the future lease payments made to the former shareholders of Bretas. This change in the agreement resulted in the presentation of a separate long-term receivable account for the tax contingencies assessed as such. As of December 31, 2013, the amount of the related tax contingency is presented as a long-term provision in the consolidated statement of financial position of the Group.

7 Derivative financial instruments

7.1 Financial assets and liabilities held at fair value through profit or loss

The Company, following the financial risk management policy described in Note 3, enters into financial derivative contracts to hedge exchange rate and interest rate fluctuation risks.

This account as of December 31, 2012 includes cross currency swaps and interest rate swaps designed to hedge cash outflows related to debt payment in foreign currency (US dollars). As of December 31, 2013, there are no contracts relating to hedging activities (current asset of $ 2,946,670 and liabilities of ThCh$ 7,624,595 as of December 31, 2012).

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

7.2 Hedging assets and liabilities

The Company has derivatives to hedge exposure to exchange rate variations, particularly instruments classified as cross currency swaps (CCS), used to hedge debts denominated in Peruvian Nuevo Soles and U.S. dollars from bond placements and bank debt in those currencies. These instruments are classified as cash flow and fair value hedges. The fair value of these contracts as of December 31, 2013 represent an asset of ThCh$ 77,188,270(ThCh$ 40,154,935 as of December 31, 2012) and a liability of ThCh$ 358,936 (ThCh$ 11,819,843as of December 31, 2012).

These financial instruments are recorded in the accounts current and non-current financial assets and current and non-current financial liabilities. The liabilities are detailed in Note 17.4.

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

Instruments at fair value through profit or loss and hedge instruments are detailed in Note 3.

7.3 Assets and liabilities derivatives designated as cash flow hedges

The following table indicates the period in which the cash flows associated with cash hedges are expected to occur and the carrying amounts of the related hedging instruments.

	Carrying amount	Expected cash flows
	ThCh$	One year or less	More than one year
December 31, 2013		ThCh$	ThCh$
Cross Currency Swap
Assets	77,188,270	2,623,050	905,111,113
Liabilities	111,456	6,715,008	8,288,838
Interest Rate Swap
Liabilities	247,480	—	—

	Carrying amount	Expected cash flows
	ThCh$	One year or less	More than one year
December 31, 2012		ThCh$	ThCh$
Cross Currency Swap
Assets	40,154,935	—	308,340,154
Liabilities	11,393,285	5,471,544	299,303,056
Interest Rate Swap
Liabilities	426,558	—	—

8 Trade receivables and other receivables

Trade receivables and other receivables as of December 31, 2013 and 2012 are as follows:

	As of December 31,
Trade receivables and other receivables, net, current	2013	2012
	ThCh$	ThCh$
Trade receivables net, current	189,382,770	176,137,513
Credit card receivables net, current	573,299,096	515,978,920
Other receivables, net, current	319,894,783	322,976,030
Letters of credit loans	726,828	640,892
Consumer installment credit—(Banco Paris)	50,144,076	42,893,450

Total	1,133,447,553	1,058,626,805

	As of December 31,
Trade receivables and other receivables, net, non-current	2013	2012
	ThCh$	ThCh$
Trade receivables net, non-current	874,953	219,025
Credit card receivables net, non-current	54,857,341	50,229,846
Other receivables, net, non-current(1)	14,972,281	13,767,953
Letters of credit loans	11,079,842	11,936,654
Consumer installment credit—(Banco Paris)	74,055,395	66,152,683

Total	155,839,812	142,306,161

	As of December 31,
Trade receivables and other receivables, gross, current	2013	2012
	ThCh$	ThCh$
Trade receivables gross, current	207,511,529	192,728,230
Credit card receivables gross, current	615,717,408	566,060,108
Other receivables gross, current	336,000,114	337,075,113
Letters of credit loans	951,689	872,438
Consumer installment credit—(Banco Paris)	64,867,696	55,500,755

Total	1,225,048,440	1,152,236,644

	As of December 31,
Trade receivables and other receivables, gross, non-current	2013	2012
	ThCh$	ThCh$
Trade receivables gross, non-current	874,953	219,025
Credit card receivables gross, non-current	54,857,341	50,229,846
Other receivables gross, non-current	14,972,280	13,767,953
Letters of credit loans, non-current	11,079,844	11,936,654
Consumer installment credit, non-current	74,055,395	66,152,683

Total	155,839,812	142,306,161

	As of December 31,
Trade receivables and other receivables close to maturity	2013	2012
	ThCh$	ThCh$
Less than three months	787,246,457	765,569,835
Between three and six months	108,689,500	78,732,326
Between six and twelve months	137,131,540	136,763,286
In more than twelve months	155,839,812	142,306,161

Total	1,188,907,309	1,123,371,608

Please refer to table 1-1 in Note 3 to see the trade receivables’ and other receivables’ fair value.

The maturity of past due trade receivables as of December 31, 2013 and 2012 is as follows:

	As of December 31,
Trade receivables past due but not impaired	2013	2012
	ThCh$	ThCh$
Past due in less than three months	144,856,572	119,132,649
Past due between three and six months	27,167,160	31,800,108
Past due between six and twelve months	5,919,720	10,058,406
Past due in more than twelve months	14,037,491	10,180,034

Total	191,980,943	171,171,197

The movement of the bad debt allowance is as follows:

	As of December 31,
Change in bad debt allowance	2013	2012
	ThCh$	ThCh$
Initial balance	93,609,839	99,647,573
Increase in provision	116,169,507	123,866,930
Increase in business combination	—	3,878,630
Utilized provision	(89,822,273)	(94,865,255)
Decrease in provision	(28,356,186)	(38,918,039)

Total	91,600,887	93,609,839

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Cencosud Group does not request collateral as a guarantee.

The information presented below is required by the Superintendence of Securities and Insurance through the rule number 23942 dated on September 14, 2011.

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

	As of December 31,
Receivables portfolio	2013		2012
	ThCh$	%	ThCh$	%
Current credit card receivables, gross	615,717,408		566,060,108
Non—current credit card receivables, gross	54,857,341		50,229,846

Total credit card receivables	670,574,749		616,289,954

Chilean credit card	444,461,099	66	452,363,211	73
Credit card Más	443,887,523		447,400,665
Credit card Johnson’s	573,576		4,962,546
Argentine credit card	169,088,073	25	129,198,584	21
Peruvian credit card	57,025,577	9	34,728,159	6

Total credit card receivables	670,574,749	100	616,289,954	100

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

d)	The write-off policy establishes that 100% of all accounts with more than 6 invoices past due be written off and that such amounts be fully recognized as a loss in the statement of income. All cardholders that subsequently pay all or part of their written-off debt are recognized as recovered write-offs in the statement of income.

e)	Credit terms (months)

		Range
	Average term	Minimum	Maximum
Purchases	3	1	36
Affiliated businesses	3	1	36
Cash advances	17	3	48
Renegotiated	22	4	24
Refinancing	7	4	12

2.	Definition of portfolio types.

Considers 2 types of policies in restructuring debt in default:

a.	Renegotiation Policy: establishes the conditions for restructuring 100% of the cardholder’s debt in default.

b.	Refinancing Policy: establishes the conditions for restructuring 100% of the cardholder’s invoiced debt.

3.	Portfolio stratification

As of December 31, 2013

Credit card Más Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	1,232,001	346,218,316	34,947	15,740,292	361,958,608
01-30 days	91,698	37,659,571	14,681	6,620,467	44,280,038
31-60 days	28,309	9,012,903	8,351	3,967,265	12,980,168
61-90 days	16,190	4,800,557	5,744	2,761,775	7,562,332
91-120 days	12,425	3,837,416	4,721	2,321,809	6,159,225
121-150 days	10,248	3,464,801	3,878	1,938,661	5,403,462
150-180 days	10,686	3,647,565	3,600	1,896,125	5,543,690
>180 days	—	—	—	—	—

Total	1,401,557	408,641,129	75,922	35,246,394	443,887,523

As of December 31, 2013

ThCh$
Total allowance on non-refinanced portfolio	20,519,859	As of December 31, 2013
Total allowance on refinanced portfolio	8,473,679	As of December 31, 2013
Total write-offs for the period	57,018,013	Write-offs between January 1 and and December 31,2013
Total recovered for the period	18,201,984	Write-offs recovered between January 1 and December 31, 2013

N°
Number of cards issued (not additional cards)	2,930,288	Stock as of December 31, 2013
Number of cards with outstanding balances	1,477,479	Stock as of December 31, 2013
Average number of refinances	7,820	Average number of accounts refinanced monthly between January 1 and December 31,2013

ThCh$
Total refinanced receivables (ThCh$)	35,246,394	Stock of refinanced portfolio as of December 2013
% refinanced / non-refinanced portfolio	5.42%	Number of refinanced customers/non-refinanced customers

As of December 31, 2012

Credit card Más Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	1,331,332	340,634,129	35,707	15,816,484	356,450,613
01-30 days	104,369	38,285,647	15,432	6,624,456	44,910,103
31-60 days	38,400	11,515,243	8,995	3,986,817	15,502,060
61-90 days	22,451	6,911,283	5,997	2,702,941	9,614,224
91-120 days	18,238	5,486,035	4,815	2,113,735	7,599,770
121-150 days	16,587	4,640,823	3,980	1,670,276	6,311,099
150-180 days	16,624	5,187,576	3,999	1,825,220	7,012,796
>180 days	—	—	—	—	—

Total	1,548,001	412,660,736	78,925	34,739,929	447,400,665

As of December 31, 2012

ThCh$
Total allowance on non-refinanced portfolio	23,944,291	As of December 2012
Total allowance on refinanced portfolio	6,980,027	As of December 2012
Total write-offs for the period	69,979,748	Write-offs between Jan and Dec 2012
Total recovered for the period	18,157,313	Write-offs recovered between Jan and Dec 2012

N°
Number of cards issued (not additional cards)	2,716,985	Stock as of December 2012
Number of cards with outstanding balances	1,626,926	Stock as of December 2012
Average number of refinances	8,273	Average number of accounts refinanced monthly between Jan and Dec 2012
Total refinanced receivables (ThCh$)	34,739,929	Stock of refinanced portfolio as of December 2012
% refinanced / non-refinanced portfolio	5.10%	Number of refinanced customers/non-refinanced customers

4. Portfolio allowance factors

As of December 31, 2013

Credit card Más Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.9	16.9
01-30	7.1	20.8
31-60	24.7	17.0
61-90	43.1	31.7
91-120	57.4	40.2
121-150	68.8	50.9
151-180	69.4	50.9
>180 days	—	—

Total	5.0	24.0

As of December 31, 2012

Credit card Más Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.4	7.4
01-30	7.4	15.7
31-60	27.0	25.9
61-90	44.5	33.9
91-120	57.8	43.3
121-150	70.0	54.5
151-180	70.4	54.4
>180 days	—	—

Total	5.8	20.1

5. Risk ratios. (% provision/portfolio)

As of December 31, 2013

Credit card Más risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.0	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	24.0	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	6.5	Stock of total allowances/ Stock of total portfolio
Write off ratio	9.4

As of December 31, 2012

Credit card Más risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.8	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	20.1	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	6.9	Stock of total allowances/ Stock of total portfolio
Write off ratio	12.4

Credit Card Johnson´s—TMO

As of March 2012, the Company’s system began to migrate the portfolio management of Johnson’s Multiopción Card (hereinafter TMO) to Cencosud Cards. This process involved that the client had to change its product by Cencosud card, which was conducted during 2012. For purposes of portfolio impacts, promotes the transfer of clients without problems of arrears and without renegotiation conditions.

1. Purchase of TMO´s portfolio.

In December 2012, the portfolio of TMO was included in the portfolio of Cencosud Administradora de Tarjeta. As of December 31, 2013, the carrying value of the portfolio amounts to M$573,576 (85% of this amount represents customers who renegotiated) and shows a bad debt provision of M$290,279.

As of December 31, 2012, the information relating to the TMO´s portfolio is as follows:

2. Portfolio stratification

As of December 31, 2012

Credit card Johnson’s Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	8,763	431,404	5,160	1,274,257	1,705,661
01-30 days	3,564	308,702	2,185	557,360	866,062
31-60 days	2,055	144,699	1,223	294,740	439,439
61-90 days	1,863	127,851	1,179	312,784	440,635
91-120 days	2,098	170,835	996	294,467	465,302
121-150 days	2,162	240,418	905	287,201	527,619

Credit card Johnson’s Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
150-180 days	2,081	237,949	783	264,361	502,310
>180 days	147	12,785	9	2,733	15,518

Total	22,733	1,674,643	12,440	3,287,903	4,962,546

As of December 31, 2012

ThCh$
Total allowance on non—refinanced portfolio	607,715	Stock as of December 2012
Total allowance on refinanced portfolio	1,638,749	Stock as of December 2012
Total write—offs for the period	12,724,805	Write—offs between January and December 2012
Total recovered for the period	1,347,969	Write—offs recovered between January and December 2012

N°
Number of cards issued (not additional cards)	475,049	Stock as of December 2012
Number of cards with outstanding balances	35,173	Stock as of December 2012
Average number of refinances	978	Average number of accounts refinanced monthly between January and December 2012
Total refinanced receivables (ThCh$)	3,287,903	Stock of refinanced portfolio as of December 2012
% refinanced / non—refinanced portfolio customers	54.72	Number of refinanced customers / non—refinanced

As of December 31, 2012

Credit card Johnson’s Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	11.6	46.0
01-30	10.2	46.2
31-60	23.0	48.3
61-90	31.2	49.2
91-120	52.8	56.3
121-150	65.5	58.5
151-180	81.2	61.5
>180 days	98.0	98.0

Total	36.3	49.8

As of December 31, 2012

Credit card Johnson´s risk ratios (allowance / portfolio)%
Non-refinanced portfolio	36.3	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	49.8	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	45.3	Stock of total allowances/Stock of total portfolio
Write off ratio (1)	63.1

(1)	The penalty rate corresponds to the annual penalties, net of recoveries/average stock of deposits from the period January to December 2012.

ARGENTINA

1.	Credit policies.

a)	Customers are selected using policies with parameters based on the credit assessment system. The approval decision and the credit limit are based on a combination of statistical models, payment history in the financial system and an estimate of the applicant’s income level. The minimum payment is 25% of the invoiced amount. Affiliate businesses and financial products are complementary to offering the card itself and represent a very small percentage of total sales.

b)	Collections policy: during the first 90 days of delay, the company aims to ensure that the cardholder pays its debt in default and recovers access to credit. Refinancing requires an initial payment of at least 50% of the unpaid minimum payment and are limited to a maximum of once every six months. For cardholders more than 90 days in default, the card is blocked indefinitely and a new payment plan is established based on their willingness and capacity to pay.

c)	Allowances: allowances are calculated each month by applying statistical methodology that combines portfolio behavior over the last 12 months. The portfolio is also segmented into clusters based on the likelihood of non-payment calculated when the account is opened and also the cardholder’s seniority. The company verifies that the calculated allowances charge the expected losses in the current period and also that they exceed the requirements of the local regulator (BCRA). Conservative allowances are added based on new factors that may not be taken into consideration by the statistical methodology.

d)	Write-off policy: The local regulator requires allowances for 100% of delinquent debt once it is 360 days past due. However, Cencosud applies the conservative criteria of establishing allowances for 100% of accounts that are 180 days past due. Currently, because of a limitation with the card processing system in Argentina, accounts are not written-off in accounting at 360 days. However, the 100% allowance is maintained.

Average Terms for Credit Cards and Refinancing (months)

Range of terms	Portfolio
%
Payment upon invoicing	18.1
Installments 0-3 M	26.6
Installments 3-6 M	26.6
Installments 6-12 M	12.0
Installments +12 M	19.7
Average term for portfolio	8.3

Range of terms for refinanced collections	Portfolio
%
Installments 0-3 M	6.3
Installments 3-6 M	36.9
Installments 6-12 M	42.2
Installments +12 M	14.6
Average term for refinanced collections in months	11.6

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

As of December 31, 2013

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	673,223	144,439,434	2,792	689,093	145,128,527
01-30 days	86,911	17,721,705	928	242,134	17,963,839
31-60 days	22,973	3,190,021	516	151,723	3,341,744
61-90 days	7,787	1,057,097	239	72,109	1,129,206
91-120 days	3,117	607,332	128	44,948	652,280
121-150 days	2,570	570,801	54	15,385	586,186
150-180 days	1,180	284,304	4	1,174	285,478
>180 days	17	813	—	—	813

Total	797,778	167,871,507	4,661	1,216,566	169,088,073

As of December 31, 2013

M$
Total allowance on non-refinanced portfolio	4,027,068	Stock as of December 2013
Total allowance on refinanced portfolio	555,750	Stock as of December 2013
Total write-offs for the period	7,225,842	Write-offs between Jan and Dec 2012
Total recovered for the period	2,494,930	Write-offs recovered between Jan and Dec 2013

N°
Number of cards issued (not additional cards)	1,171,323	Stock as of December 2013
Number of cards with outstanding balances	802,439	Stock as of December 2013
Average number of refinances	943	Average number of accounts refinanced monthly between Jan and Dec 2013
Total refinanced receivables	1,216,566	Stock of refinanced portfolio as of December 2013
% refinanced / non-refinanced portfolio	0.58	Number of refinanced customers/non-refinanced customers

As of December 31, 2012

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	545,967	107,624,696	2,282	620,706	108,245,402
01-30 days	72,059	12,500,427	762	210,569	12,710,996
31-60 days	24,637	3,274,075	608	162,735	3,436,810
61-90 days	8,384	1,104,216	248	77,711	1,181,927
91-120 days	4,889	834,832	178	68,201	903,033
121-150 days	3,626	724,721	74	24,010	748,731
150-180 days	2,481	480,089	18	4,989	485,078
>180 days	7,112	1,486,607	0	0	1,486,607

Total	669,155	128,029,663	4,170	1,168,921	129,198,584

As of December 31, 2012

M$
Total allowance on non-refinanced portfolio	7,597,100	Stock as of December 2012
Total allowance on refinanced portfolio	571,389	Stock as of December 2012
Total write-offs for the period	7,251,331	Write-offs between Jan and Dec 2012
Total recovered for the period	911,892	Write-offs recovered between Jan and Dec 2012

N°
Number of cards issued (not additional cards)	1,010,132	Stock as of December 2012
Number of cards with outstanding balances	673,325	Stock as of December 2012
Average number of refinances	707	Average number of accounts refinanced monthly between Jan and Dec 2012
Total refinanced receivables	1,168,921	Stock of refinanced portfolio as of December 2012
% refinanced / non-refinanced portfolio	0.62	Number of refinanced customers/non-refinanced customers

3. Portfolio allowance factors.

As of December 31, 2013

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.5	33.6
01-30	2.1	33.6
31-60	10.7	72.0
61-90	27.9	100.0
91-120	44.6	100.0
121-150	60.3	100.0
151-180	85.6	100.0
>180 days	100.0	—

Total	2.4	45.7

As of December 31, 2012

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	3.1	33.6
01-30	4.0	33.6
31-60	15.1	72.0
61-90	37.6	100.0
91-120	52.4	100.0
121-150	70.6	100.0
151-180	87.8	100.0
>180 days	100.0	100.0

Total	5.9	48.9

4. Risk ratios (% provision/portfolio).

As of December 31, 2013

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	2.4	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	45.7	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	2.7	Stock of total allowances /Stock of total portfolio
Write off ratio	3.3

As of December 31, 2012

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.9	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	48.9	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	6.3	Stock of total allowances /Stock of total portfolio
Write off ratio	5.4

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

2. Definition of portfolio types.

The portfolio is divided into two groups:

•	Non-refinanced portfolio.

•	Refinanced portfolio, which includes cardholders that are at least one day delinquent. They must make a minimum payment and the debtor classification (and therefore the allowance) must be maintained or increased based on the regulations mentioned above.

3. Portfolio stratification

As of December 31, 2013

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	226,953	50,424,409	327	72,013	50,496,422
01-30 days	10,344	2,606,274	64	17,102	2,623,376
31-60 days	5,281	1,268,826	15	4,116	1,272,942
61-90 days	3,479	764,649	15	3,210	767,859
91-120 days	3,931	888,699	29	11,355	900,054
121-150 days	872	222,351	20	5,091	227,442
150-180 days	226	31,789	31	13,708	45,497
>180 days	2,526	614,611	162	77,375	691,986

Total	253,612	56,821,608	663	203,970	57,025,578

As of December 31, 2013

ThCh$
Total allowance on non-refinanced portfolio	3,107,209	Stock as of December 2013
Total allowance on refinanced portfolio	155,844	Stock as of December 2013
Total write-offs for the period	9,056,228	Write-offs between Jan and Dec 2013
Total recovered for the period	717,359	Write-offs recovered between Jan and Dec 2013

N°
Number of cards issued (not additional cards)	541,570	Stock as of December 2013
Number of cards with outstanding balances	254,275	Stock as of December 2013
Average number of refinances	—	Average number of accounts refinanced monthly between Jan and Dec 2013
Total refinanced receivables	203,970	Stock of refinanced portfolio as of December 2013
% refinanced / non-refinanced portfolio	0.26	Number of refinanced customers/non- refinanced customers

As of December 31, 2012

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	181,187	27,590,606	882	198,142	27,788,748
01-30 days	11,529	1,535,931	180	34,669	1,570,600
31-60 days	5,161	739,746	110	20,235	759,981
61-90 days	3,590	573,679	130	25,147	598,826
91-120 days	2,435	511,091	92	16,649	527,740
121-150 days	1,343	300,862	105	31,807	332,669
150-180 days	1,742	355,238	181	49,057	404,295
>180 days	8,702	2,125,102	2,125	620,199	2,745,301

Total	215,689	33,732,255	3,805	995,905	34,728,160

As of December 31, 2012

ThCh$
Total allowance on non-refinanced portfolio	3,978,674	Stock as of December 2012
Total allowance on refinanced portfolio	842,517	Stock as of December 2012
Total write-offs for the period	3,172,864	Write-offs between Jan and Dec 2012
Total recovered for the period	148,240	Write-offs recovered between Jan and Dec 2012

N°
Number of cards issued (not additional cards)	439,804	Stock as of December 2012
Number of cards with outstanding balances	219,494	Stock as of December 2012
Average number of refinances	201	Average number of accounts refinanced monthly between Jan and Dec 2012
Total refinanced receivables	995,904	Stock of refinanced portfolio as of December 2012
% refinanced / non-refinanced portfolio	1.76	Number of refinanced customers/non- refinanced customers

4. Portfolio allowance factors.

As of December 31, 2013

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1,5	43,3
01-30	6,4	60
31-60	26,5	91,6
61-90	60,0	94,1
91-120	59,9	99,4
121-150	99,8	100,0
151-180	99,9	100,0
>180 days	100,0	100,0

Total	5.5	76.4

As of December 31, 2012

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.0	34.9
01-30	5.1	59.2
31-60	25.0	70.2
61-90	60.0	85.8
91-120	60.0	96.6
121-150	100.0	100.0
151-180	100.0	100.0
>180 days	100.0	100.0

Total	11.8	84.6

5. Risk ratios (% provision/portfolio)

As of December 31, 2013

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.5	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	76.4	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	5.7	Stock of total allowances / Stock of total portfolio

Write-off ratio	19.9

Note:

Allowances and allowance ratios do not include millions ThCh$ 388 in anti-cyclical provisions that are included based on international and domestic banking industry best practices and in line with the Basel standards in order to be prepared for future changes in macroeconomic conditions.

As of December 31, 2012

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	11.8	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	84.6	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	13.9	Stock of total allowances / Stock of total portfolio

Write-off ratio	12.1

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

9.1 Trade receivables from related entities

The composition of the item as of December 31, 2013 and December 31, 2012 is as follows:

		Receivables from related entities				Balance as of
Tax ID Number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						12/31/2013	12/31/2012	12/31/2013	12/31/2012
						ThCh$	ThCh$	ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Dividends receivable	Current	Associate	Chilean Pesos	432,303	323,624	—	—

Total						432,303	323,624	—	—

9.2 Trade payables to related entities

The composition of the item as of December 31, 2013 and December 31, 2012 is as follows:

		Payables to related entities				Balance as of
Tax ID number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						12/31/2013	12/31/2012	12/31/2013	12/31/2012
						ThCh$	ThCh$	ThCh$	ThCh$
—	Loyalti del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	556,494	974,469	—	—

Total						556,494	974,469	—	—

9.3 Transactions with related parties and impact on income

The operations and its impact on income are presented for the years ended December 31, 2013 and December 31, 2012, as follows:

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2013	Impact to income (charge /credit)	12/31/2012	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
3.294.888-k	Horst Paulmann Kemna	Chairman	Dividends paid	Chilean pesos	Chile	2,011,560		1,317,423	—
4.580.001-6	Helga Koepfer Schoebitz	Shareholder	Dividends paid	Chilean pesos	Chile	88,771		75,482	—
77.913.630-2	ALPA Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	—		5,647	—
76.425.400-7	Inversiones Tano Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	13,094,931		5.579,052	—
86.193.900-6	Inversiones Quinchamali Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	16,637,640		13,684,845	—
96.802.510-4	Inversiones Latadia Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	15,753,026		12,957,229	—
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	358,033		327,118	—
8.953.509-3	Peter Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	355,959		331,087	—
8953510-7	Heike Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	351,490		327,411	—
0-E	Plaza Lima Norte	Company director relationship	Leases paid	Peruvian New Sol	Perú	614,638	(614,638)	315,357	(315,357)
0-E	Plaza Lima Norte	Company director relationship	Utilities paid	Peruvian New Sol	Perú	286,775	(286,775)	85,591	(85,591)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	2,990,827	(2,982,920)	2,902,584	(2,902,584)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Utilities Paid	Chilean pesos	Chile	2,327,237	(2,327,237)	2,207,131	(2,207,131)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Dividends collected	Chilean pesos	Chile	2,461,185	—	1,818,965	—
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	8,901	8,901	5,519	5,519
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	707,765	(707,765)	698,660	(515,551)
92.434.000-0	Besalco S.A.	Common director	Services provided	Chilean pesos	Chile	307	(307)	—	—
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	2,506,186	2,203,726	2,271,850	(2,271,850)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	2,999	2,999	401,923	401,923
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	478,364	478,364	149,971	149,971
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	231,157	231,157	71,277	71,277

Transactions
Tax ID Number	Company	Name of relationship	Transaction description	Currency	Country	12/31/2013	Impact to Income (charge /credit)	12/31/2012	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	828	828	139	139
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	385,807	(385,807)	499,114	(297,279)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	231,442	231,442	141,972	141,972
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	87,275	87,275	49,580	49,580
79.595.200-4	Adelco Santiago Ltda.	Company, director relationship	Merchandise buying	Chilean pesos	Chile			557	(557)
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	939,346	(939,346)	1,315,418	(1,315,418)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	676,841	(676,841)	526,181	(526,181)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	8,499	(8,499)	512,381	(512,381)
77.978.800-8	Neuralis Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile	5,769	(5,769)	13,879	(13,879)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	616,338	(616,338)	384,323	(384,323)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	22,206	22,206	19,039	19,039
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	738,464	(738,464)
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Sale of goods	Chilean pesos	Chile	5,365	(5,365)
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	2,064,849	1,490,509
96.628.870-1	Entel Telefonia Local S.A.	Common director	Services provided	Chilean pesos	Chile	18,019	(18,019)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	12,888,058	(12,888,058)
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	1,245,503	(1,245,503)	1,138,386	(1,138,386)
79.675.370-5	Assets- Chile S.A	Common director	Sale of goods	Chilean pesos	Chile	906	(906)
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile	28,595	(28,595)
77.783.200-K	Asesorías e Inversiones Vesta Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile			40,939	(40,939)
O-3	JetAviation Flight Services Inc.	Company, director relationship	Services provided	Chilean pesos	Chile	1,144,040	(1,144,040)
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	15,141	15,141	12,616	12,616
88.417.000-1	Sky Airline S.A.	Company, director relationship	Other expenses collected	Chilean pesos	Chile	5,632	5,632	4,319	4,319
96.566.940-K	Cia Nacional de Telefonos,Telefonica del Sur S.A.	Common director	Services provided	Chilean pesos	Chile	6,119	6,119	1,614	(384,323)

Addition information required by SVS (Superintendencia de Valores y Seguros) as per communication N°3592 dated January 31, 2014.

a) Transactions between the holding company Cencosud S.A and its direct and indirect subsidiaries.

Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2013	Impact to income (charge /credit)	12/31/2012	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
93.834.000-5	Cencosud Chile S.A.	Common control	Admin and operational fees	Chilean peso	Chile	74,020,423	(74,020,423)	64,095,476	(64,095,476)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Leases	Chilean peso	Chile	61,551,936	(61,551,936)	60,253,839	(60,253,839)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Utilities	Chilean peso	Chile	17,799,619	(17,799,619)	17,269,504	(17,269,504)
78.410.990-8	Adm. del Centro Comercial Alto las Condes Ltda.	Common control	Utilities	Chilean peso	Chile	25,658,822	(25,658,822)	20,190,756	(20,190,756)
84.671.700-5	Cencosud Retail S.A.	Common control	Sales of inventory	Chilean peso	Chile	14,163,609	(14,163,609)	15,263,477	(15,263,477)
84.671.700-5	Cencosud Retail S.A.	Common control		Chilean peso	Chile	3,060,987	(3,060,987)	4,064,121	(4,064,121)
84.671.700-5	Cencosud Retail S.A.	Common control	Leases	Chilean peso	Chile	32,302	(32,302)	5,238	(5,238)
96.671.750-5	Easy S.A.	Common control	Sale of inventory	Chilean peso	Chile	1,845,056	(1,845,056)	2,049,678	(2,049,678)
78.410.310-2	Food & Fantasy Ltda.	Common control	Services rendered	Chilean peso	Chile	3,893	(3,893)	—	—
99.500.840-8	Cencosud Administradora de Tarjetas S.A.	Common control	Admin and operational fees	Chilean peso	Chile	533,173	(533,173)	1,122,327	(1,122,327)
96.732.790-5	Inmobiliaria Santa Isabel S.A.	Common control	Leases	Chilean peso	Chile	455,555	(455,555)	447,991	(447,991)
99.566.580-8	Jumbo Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	67,247,586	(67,247,586)	61,830,157	(61,830,157)
99.571.870-7	Jumbo Administradora Temuco S.A.	Common control	Admin and operational fees	Chilean peso	Chile	21,795,347	(21,795,347)	18,028,376	(18,028,376)
88.235.500-4	Sociedad Comercial de Tiendas S.A.	Common control	Leases	Chilean peso	Chile	4,728,446	(4,728,446)	5,476,663	(5,476,663)
77.313.160-0	Paris Administradora Centro Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	31,447,203	(31,447,203)	27,611,230	(27,611,230)
76.365.580-6	Jumbo Administradora Norte S.A.	Common control	Admin and operational fees	Chilean peso	Chile	26,976,444	(26,976,444)	25,432,886	(25,432,886)
76.365.590-3	Easy Administradora Norte S.A.	Common control	Admin and operational fees	Chilean peso	Chile	10,276,427	(10,276,427)	6,920,606	(6,920,606)
76.433.310-1	Costanera Center S.A.	Common control	Easement	Chilean peso	Chile	18,659,833	(18,659,833)	9,077,769	(9,077,769)
77.312.480-9	Administradora de Servicios Paris Ltda.	Common control	Commissions	Chilean peso	Chile	7,013	(7,013)	4,079	(4,079)
76.476.830-2	Circulo Mas S.A.	Common control	Services rendered	Chilean peso	Chile	23,252,183	(23,252,183)	21,890,291	(21,890,291)
76.568.660-1	Cencosud Administradora de Procesos S.A.	Common control	Admin and operational fees	Chilean peso	Chile	1,882,904	(1,882,904)	—	—
76.023.825-2	Cencosud Servicios Integrales S.A.	Common control	Commissions	Chilean peso	Chile	7,187,656	(7,187,656)	7,510,601	(7,510,601)
77.302.910-k	Logística y Distribución Paris Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	5,000,345	(5,000,345)	5,000,345	(5,000,345)
88.637.500-K	Paris Administradora Norte Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	17,636,729	(17,636,729)	16,605,711	(16,605,711)
78.448.780-6	Paris Administradora Sur Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	20,885,489	(20,885,489)	19,431,277	(19,431,277)

Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2013	Impact to income (charge /credit)	12/31/2012	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
77.251.760-2	Jumbo Supermercados Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	4,462,799	(4,462,799)	1,741,919	(1,741,919)
77.779.000-5	Paris Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	7,271,901	(7,271,901)	7,208,945	(7,208,945)
76.819.580-3	Santa Isabel Administradora Norte Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	22,084,068	(22,084,068)	17,298,123	(17,298,123)
76.819.500-5	Santa Isabel Administradora Sur Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	19,589,136	(19,589,136)	17,845,454	(17,845,454)
79.829.500-4	Eurofashion Ltda.	Common control	Sale of inventory	Chilean peso	China	16,120,799	(16,120,799)	15,680,900	(15,680,900)
76.062.794-1	Santa Isabel Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	61,089,375	(61,089,375)	56,127,065	(56,127,065)
O-E	Cencosud (Shanghai) Trading Co., Ltd	Common control	Admin and operational fees	US dollar	Chile	1,637,824	(1,637,824)	849,828	(849,828)
96.988.700-2	MegaJohnson’s Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	5,648,963	(5,648,963)	4,805,818	(4,805,818)
76.190.379-9	Cencosud Retail Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	10,278,884	(10,278,884)	8,203,303	(8,203,303)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Leases	Chilean peso	Chile	6,365,437	(6,365,437)	3,244,194	(3,244,194)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Utilities	Chilean peso	Chile	2,578,189	(2,578,189)	2,128,129	(2,128,129)
O-E	Cencosud Argentina S.A.	Common control	Leases	Argentine peso	Argentina	7,407,554	(7,407,554)	6,731,947	(6,731,947)
	Cencosud Argentina S.A.	Common control	Utilities	Argentine peso	Argentina	8,260,750	(8,260,750)	7,454,095	(7,454,095)
	Cencosud Argentina S.A.	Common control	Commissions	Argentine peso	Argentina	4,892,716	(4,892,716)	3,690,710	(3,690,710)
	Cencosud Argentina S.A.	Common control	Admin and operational fees	Argentine peso	Argentina	13,874,286	(13,874,286)	8,488,091	(8,488,091)
	Jumbo Retail Argentina S.A.	Common control	Operational fee	Argentine peso	Argentina	528,900	(528,900)	—	—
	Jumbo Retail Argentina S.A.	Common control	Admin and operational fees	Argentine peso	Argentina	9,336,677	(9,336,677)	9,870,006	(9,870,006)
O-E	Invor S.A.	Common control	Leases	Argentine peso	Argentina	413,845	(413,845)	425,129	(425,129)

b) Financing activities between related parties and their conditions

As of December 31, 2013

Grantor	Tax ID	Country	Receiving entity	Country	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
				ThCh$	ThCh$				ThCh$	ThCh$	ThCh$
Cencosud S.A.	93.834.000-5	Chile	Administradora Centro Comercial Alto Las Condes Ltda.	Chile	Fund transfer	Chilean peso	—	61,689,955	58,334,182	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Administradora y Comercial Puente Alto Ltda.	Chile	Fund transfer	Chilean peso	—	6,347,949	5,277,783	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Administradora de Procesos S.A.	Chile	Fund transfer	Chilean peso	—	62,787,056	31,161,000	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Argentina Spa	Chile	Fund transfer	Chilean peso	—	813,696	—	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Chile	Fund transfer	Chilean peso	—	4,863,707	—	Throughout 2013	—

Grantor	Tax ID	Country	Receiving entity	Country	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
				ThCh$	ThCh$				ThCh$	ThCh$	ThCh$
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Chile	Prepaid capital contributions	Chilean peso	—	188,124,489	—	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail Administradora S.A.	Chile	Fund transfer	Chilean peso	—	16,998,935	4,749,500	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Comercializadora Contanera Center SPA	Chile	Fund transfer	Chilean peso	—	43,714,700	41,216,535	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Costanera Centers S.A.	Chile	Fund transfer	Chilean peso	—	63,105,961	39,348,083	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Johnson’s Mega San Bernardo S.A.	Chile	Fund transfer	Chilean peso	—	6,095,745	823,550	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Norte Ltda.	Chile	Fund transfer	Chilean peso	—	30,226,873	29,264,689	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Administradora S.A.	Chile	Fund transfer	Chilean peso	—	15,596,684	651,020	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Maipú S.A.	Chile	Fund transfer	Chilean peso	—	12,171,515	850	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Puente Alto S.A.	Chile	Fund transfer	Chilean peso	—	6,323,867	1,015,600	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Puente S.A.	Chile	Fund transfer	Chilean peso	—	12,112,472	350	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Quilin S.A.	Chile	Fund transfer	Chilean peso	—	9,874,346	183,280	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s S.A.	Chile	Fund transfer	Chilean peso	—	13,717,937	6,000	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Viña del Mar S.A.	Chile	Fund transfer	Chilean peso	—	7,272,583	129,300	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercializadora de Vestuario FES Ltda.	Chile	Fund transfer	Chilean peso	—	7,189,612	342,230	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Administradora TMO S.A.	Chile	Fund transfer	Chilean peso	—	3,940,480	7,589,497	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Administradora de Tarjetas S.A.	Chile	Fund transfer	Chilean peso	—	868,319,402	957,134,889	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail S.A.	Chile	Fund transfer	Chilean peso	—	2,524,147,975	2,611,905,605	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Servicios Integrales S.A.	Chile	Fund transfer	Chilean peso	—	59,711,672	71,887,013	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Shopping Centers S.A.	Chile	Fund transfer	Chilean peso	—	121,075,752	169,121,888	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Circulo Mas S.A.	Chile	Fund transfer	Chilean peso	—	17,156,643	19,062,881	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Comercial Food And Fantasy Ltda.	Chile	Fund transfer	Chilean peso	—	2,144,701	2,506,543	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Easy Administradora Norte S.A.	Chile	Fund transfer	Chilean peso	—	10,785,249	11,754,143	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Easy S.A.	Chile	Fund transfer	Chilean peso	—	336,878,128	354,510,384	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Eurofashion Ltda.	Chile	Fund transfer	Chilean peso	—	42,930,631	60,275,960	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora S.A.	Chile	Fund transfer	Chilean peso	—	73,817,677	76,956,952	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Temuco S.A.	Chile	Fund transfer	Chilean peso	—	22,514,943	25,255,108	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Logistica y Distribución Paris Ltda.	Chile	Fund transfer	Chilean peso	—	5,643,953	6,448,306	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Centro Ltda.	Chile	Fund transfer	Chilean peso	—	30,081,104	37,008,107	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Ltda.	Chile	Fund transfer	Chilean peso	—	6,692,984	8,803,465	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Norte Ltda.	Chile	Fund transfer	Chilean peso	—	17,366,563	21,571,509	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Sur Ltda.	Chile	Fund transfer	Chilean peso	—	21,773,616	25,810,785	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora Norte S.A.	Chile	Fund transfer	Chilean peso	—	23,053,819	24,677,550	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora S.A.	Chile	Fund transfer	Chilean peso	—	67,652,990	68,520,199	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora Sur S.A.	Chile	Fund transfer	Chilean peso	—	20,632,960	22,096,474	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercial de Tiendas S.A.	Chile	Fund transfer	Chilean peso	—	4,261,479	8,022,049	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Perú S.A.	Perú	Loan	Chilean peso	fixed 3,80%	—	15,000	—	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Colombia S.A.	Colombia	Loan	Chilean peso	fixed 3,80%	156	—	07/27/12	03/21/14
Cencosud S.A.	93.834.000-5	Chile	Cencosud Colombia S.A.	Colombia	Loan	Chilean peso	fixed 3,80%	222	—	09/21/12	03/21/14
Anjulon	O-E	Argentina	Cavas y Viñas El Acequion S.A.	Argentina	Loan	Chilean peso	fixed 18,50%	103	—	09/10/13	03/09/14
Anjulon	O-E	Argentina	Cavas y Viñas El Acequion S.A.	Argentina	Loan	Chilean peso	fixed 18,50%	104	—	11/23/13	05/22/14
Cencosud Argentina S.A.	O-E	Argentina	Cencosud S.A.	Chile	Loan	Chilean peso	fixed Annual 3,80%	—	8,287	—	—
Jumbo Retail Argentina S.A.	O-E	Argentina	Cencosud Internacional Ltda.	Chile	Loan	Chilean peso	fixed Annual 2,90%	1,140	—	02/08/13	02/08/16

Grantor	Tax ID	Country	Receiving entity	Country	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
				ThCh$	ThCh$				ThCh$	ThCh$	ThCh$
Jumbo Retail Argentina S.A.	O-E	Argentina	Cencosud Internacional Ltda.	Chile	Loan	Chilean peso	fixed Annual 2,90%	—	838	12/31/12	12/31/15
Cencosud Brasil Comercial Ltda.	O-E	Brasil	Mercantil Rodrigues Comercial Ltda.	Brasil	Fund transfer	Chilean peso	125% CDI	—	93,513	Throughout 2013	—
Cencosud Brasil Comercial Ltda.	O-E	Brasil	Perini Comercial de Alimentos Ltda.	Brasil	Fund transfer	Chilean peso	125% CDI	1,578	—	Throughout 2013	—
Cencosud Internacional Ltda.	O-E	Chile	Cencosud Perú S.A.	Perú	Loan	Chilean peso	fixed 7,20%	—	15,419	—	—
Cencosud Perú S.A.	O-E	Perú	E.Wong S.A.	Perú	Loan	Chilean peso	fixed 6,30%	—	5,918	11/17/10	11/16/15
Cencosud Perú S.A.	O-E	Perú	Hipermercados Metro S.A.	Perú	Loan	Chilean peso	fixed 6,30%	—	11,344	11/17/10	11/16/15
Cencosud Perú S.A.	O-E	Perú	Tres Palmeras S.A.	Perú	Loan	Chilean peso	fixed 6,30%	—	2,759	11/17/10	11/16/15
Cencosud Perú S.A.	O-E	Perú	Hipermercados Metro S.A.	Perú	Loan	Chilean peso	fixed 4,30%	10,000	—	02/26/13	03/10/16
Cencosud Perú S.A.	O-E	Perú	E.Wong S.A.	Perú	Loan	Chilean peso	fixed 3,85%	—	10,000	—	—
Cencosud Perú S.A.	O-E	Perú	Hipermercados Metro S.A.	Perú	Loan	Chilean peso	fixed 5,00%	—	—	03/28/12	03/27/17
Cencosud Perú S.A.	O-E	Perú	Tres Palmeras S.A.	Perú	Loan	Chilean peso	fixed 5,00%	—	14,000	10/30/12	12/24/13
Unicenter S.A.	O-E	Argentina	AgroJumbo S.A.	Argentina	Loan	Chilean peso	fixed 13,50%	1,507	—	09/12/13	03/11/14

9.4 Board of Directors and key management of the Company

The Board of Directors as of December 31, 2013 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Richard Bûchi Buc	Director	Civil Engineer
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura Neto	Director	Engineer

Key management of the Company as of December 31, 2013 is composed of the following people:

Senior management	Position	Profession
Daniel Rodríguez	Chief Executive Officer	Forest Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Pablo Castillo	Supermarket Managing Director	Commercial Engineer
Carlos Wulf	Home Improvement Stores Managing Director	Naval Engineer
Renato Fernández	Corporate Affairs Manager	Journalist
Jaime Soler	Department Stores Managing Director	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Pietro Illuminati	Procurement Director	Industrial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Stepan Krause	Projects Managing Director	Commercial Engineer
Rodrigo Larrain	Shopping Centers Managing Director	Industrial Engineer

9.5 Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 26, 2013, set the following amounts for the 2013 period:

•	Fees paid for attending Board sessions: payment of UF 300 (equivalents to ThCh$ 6,993) each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 100( equivalents to ThCh$ 1,530) for each session they attend.

The details of the amount paid to Directors for the years ended December 31, 2013, 2012 and 2011, are as follows:

		For the year ended December 31,
Name	Role	2013	2012	2011
		ThCh$	ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	147,291	104,146	87,730
Heike Paulmann Koepfer	Director	73,646	57,292	58,193
Peter Paulmann Koepfer	Director	73,646	52,072	43,854
Cristián Eyzaguirre Johnston	Director	79,771	69,453	57,483
Roberto Oscar Philipps	Director	98,225	69,453	50,739
Sven von Appen Behmann	Director	18,283	52,072	43,936
Erasmo Wong Lu Vega	Director	73,646	52,072	44,673
David Gallagher Patrickson	Director	98,225	69,453	43,973
Julio Moura	Director	73,646	52,072	—
Bruno Philippi Irarrázaval	Director(*)	—	—	21,774
Richard Bûchi Buc	Director	73,816	—	—

Total		810,195	578,085	452,355

(*)	On December 30, 2011 and August 2012, the Company communicated a material event, reporting that Vice-Chairman and Director Manfred Paulmann Koepfer and Director Bruno Philippi Irarrázaval, respectively, submitted their resignation. On each occasion, the Company also informed that in accordance with article 32 of the Corporations Law No. 18,046, renewal of the entire Board of Directors must be voted on at the next ordinary general shareholders’ meeting to be held by the Company.

9.6 Compensation paid to senior management

	For the year ended December 31,
Key management compensation	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Salary and other short term employee benefits	6,255,270	5,715,000	4,533,000
Shares—based payments	983,730	445,717	412,530

Total	7,239,000	6,160,717	4,945,530

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

10 Inventory

The composition of this item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
Inventory category	2013	2012
	ThCh$	ThCh$
Raw materials	5,948,240	5,591,904
Goods	1,121,705,748	989,445,147
Finished Goods	793,111	284,640
Provisions	(83,540,472)	(85,091,705)

Total	1,044,906,627	910,229,986

The composition of inventories by business line as of December 31, 2013 and 2012 is as follows:

	As of December 31, 2013
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,856,890	4,091,350	—	5,948,240
Goods	168,991,329	660,801,771	208,372,176	1,038,165,276
Finished Goods	—	793,111	—	793,111

Total	170,848,219	665,686,232	208,372,176	1,044,906,627

	As of December 31, 2012
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,498,464	3,093,440	—	5,591,904
Goods	122,116,048	586,803,418	195,433,976	904,353,442
Finished Goods	24,893	259,747	—	284,640

Total	124,639,405	590,156,605	195,433,976	910,229,986

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued between the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories carried at December 31, 2013 and December 31, 2012 to its net realizable value less selling costs, provides for:

Current Inventories:

Inventories at net realizable value	Inventories at net realizable as of December 31,
	2013	2012
	ThCh$	ThCh$
Inventory	46,104,966	43,659,617

Total	46,104,966	43,659,617

	Balance as of December 31,
Net realizable value movements	2012	2011
	ThCh$	ThCh$
Beginning Balance	43,659,617	30,835,953
Increase of Inventory to NRV (Net Realizable Value)	8,619,110	9,171,318
Decrease of Inventory to NRV (Net Realizable Value)	(6,173,761)	(7,797,237)
Acquisitions through Business combinations	.	11,449,583

Total	46,104,966	43,659,617

Other information relevant to inventory:

For the periods between
	01/01/2013	01/01/2012	01/01/2011
Additional information inventory	12/31/2013	12/31/2012	12/31/2011
	ThCh$	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	7,148,156,441	6,318,469,948	5,242,789,902

Provision movements:

	Balance as of December 31,
Provisions	2013	2012
	ThCh$	ThCh$
Beginning Balance	85,091,705	54,176,854
Amount of sales of inventory	10,004,613	5,866,261
Amount of reversals of inventory reductions	(11,555,846)	(1,588,938)
Acquisitions through Business combinations	—	26,637,528

Total	83,540,472	85,091,705

The circumstances or events that led to the reversal of any write-down of inventories at December 31, 2013 and 2012, relate mainly to liquidations and auctions to recover more value from the estimated net realizable value for inventories.

The Company has not given inventories as collaterals at the end of the year.

11 Investments in associates recorded following the equity method

11.1. Breakdown of investments in associates

The composition of the item as of December 31, 2013 and 2012, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2012	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)(*)	Balance as of December 31, 2013
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Perú	Peruvian Nuevo Sol	42.50	42.50	717,843	142.475	497	—	860.815
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	207,360	23.037	(38.318)	—	192.079
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	41,335,198	10.123.927	—	(2.569.865)	48.889.260
Total					42.260.401	10.289.439	(37.821)	(2.569.865)	49.942.154

The composition of the item as of December 31, 2012 and 2011, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2011	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)	Balance as of December 31, 2012
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Perú	Peruvian Nuevo Sol	42.50	42.50	935,477	97,534	(315,168)	—	717,843
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	(14,578)	801	(27,234)	248,371	207,360
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	37,897,834	5,544,077	—	(2,106,713)	41,335,198
Total					38,818,733	5,642,412	(342,402)	(1,858,342)	42,260,401

(*)	Decreases represent dividends received from associates.

The composition of the item as of December 31, 2011 and 2010, as well as other related information is as follows:

Investments in associates	Country of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2010	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)	Balance as of December 31, 2011
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Perú	Peruvian Nuevo Sol	42.50	42.50	977,607	120,280	(162,410)	—	935,477
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	57,548	(72,540)	414	—	(14,578)
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	33,301,709	5,735,270	—	(1,139,145)	37,897,834
Total					34,336,864	5,783,010	(161,996)	(1,139,145)	38,818,733

Set out above are the associates of the group as at 31 December 2013, which, in the opinion of the directors, are material to the group. The associates as listed above have share capital consisting solely of ordinary shares, which are held directly by the group; the country of incorporation or registration is also their principal place of business.

There are no contingent liabilities relating to the group’s interest in the associates

The associates listed above are private companies and there is no quoted market price available for their shares.

11.2 Relevant summarized information with regards to associates

The information below reflects the amounts presented in the financial statements of the associates adjusted for differences in accounting policies between the group and the associates.

The information regarding investments in associates as of December 31, 2013 is as follows:

	At December 31, 2013
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.5	4,003,056	258,207	834,033	1,401,782	8,516,202	8,180,967	335,235
Carnes Huinca S.A.	50.00	335,846	190,382	142,070	—	2,016,399	1,970,325	46,074
Inmobiliaria Mall Viña del Mar S.A.	33.33	13,095,417	216,495,332	13,619,985	69,288,315	22,338,980	(8,035,837)	30,374,817
Total		17,434,319	216,943,921	14,596,088	70,690,097	32,871,581	2,115,455	30,756,126

The information regarding investments in associates as of December 31, 2012 is as follows:

	At December 31, 2012
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.5	4,183,697	204,230	829,610	1,869,275	6,203,947	5,974,455	229,492
Carnes Huinca S.A.	50.00	254,780	263,165	103,225		1,882,828	1,881,226	1,602
Inmobiliaria Mall Viña del Mar S.A.	33.33	5,681,797	190,702,140	11,181,517	61,184,425	21,313,956	4,680,062	16,633,894
Total		10,120,274	191,169,535	12,114,352	63,053,700	29,400,731	12,535,743	16,864,988

The information regarding investments in associates as of December 31, 2011 is as follows:

	At December 31, 2011
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.50	4,620,075	192,299	681,724	1,929,528	5,559,731	5,276,719	283,012
Carnes Huinca S.A.	50.00	268,177	347,064	171,908	472,489	1,136,462	1,281,542	(145,080)
Inmobiliaria Mall Viña del Mar S.A.	33.33	5,355,450	168,055,721	14,647,110	45,059,189	18,916,588	1,709,056	17,207,532
Total		10,243,702	168,595,084	15,500,742	47,461,206	25,612,781	8,267,317	17,345,464

12 Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of December 31, 2013 and 2012 is as follows:

Intangibles assets other than goodwill net	As of December 31,
	2013	2012
	ThCh$	ThCh$
Finite life intangible assets, net	101,181,642	82,664,968
Indefinite life intangible assets, net	470,439,865	472,618,978

Intangible assets, net	571,621,507	555,283,946

Patents, Trade Marks and Other Rights, Net	470,439,865	472,618,978
Software (IT)	61,048,198	38,122,191
Other Identifiable Intangible Assets, net	40,133,444	44,542,777

Identifiable Intangible Assets, Net	571,621,507	555,283,946

Intangibles assets other than goodwill gross	As of December 31,
	2013	2012
	ThCh$	ThCh$
Finite life intangible assets, Gross	175,222,015	141,318,057
Indefinite life intangible assets, Gross	470,439,865	472,618,978

Intangible Assets, Gross	645,661,880	613,937,035

Patents, Trade Marks and Other Rights, Gross	470,439,865	472,618,978
Software (IT)	118,664,961	84,185,576
Other Identifiable Intangible Assets, Gross	56,557,054	57,132,481

Identifiable Intangible Assets, Gross	645,661,880	613,937,035

Accumulated amortization and value impairment	As of December 31,
	2012	2011
	ThCh$	ThCh$
Finite life intangible assets	(74,040,373)	(58,653,089)
Indefinite life intangible assets	—	—

Intangible Assets, Gross	(74,040,373)	(58,653,089)

Software (IT)	(57,616,763)	(46,063,385)
Other Identifiable Intangible Assets	(16,423,610)	(12,589,704)

Accumulated amortization and value impairment	(74,040,373)	(58,653,089)

Other identifiable intangible assets mainly correspond to customer’s data base.

The Group performs an annual recoverability analysis, according to the criteria described in note 2.11 “under Impairment loss of non financial assets IAS 36 “impairment of assets.”.

The detail of the useful lives applied to intangible assets as of December 31, 2013 and 2012 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets as of and for the year ended December 31, 2013 is the following:

Intangible movements	Patents, trade marks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2013	472,618,978	38,122,191	44,542,777	555,283,946
Additions	—	35,929,237	666,005	36,595,242
Acquisitions through business combination	—	—	—	—
Amortization	—	(11,553,378)	(3,833,906)	(15,387,284)
Increase (decrease) in foreign exchange	(2,179,113)	(1,449,852)	(1,241,432)	(4,870,397)

Balance at December 31, 2013	470,439,865	61,048,198	40,133,444	571,621,507

The movement of intangible assets as of and for the year ended December 31, 2012 is the following:

Intangible movements	Patents, trade marks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2012	465,607,881	24.008.338	37.071.574	526.687.793
Additions	—	18.241.706	326.711	18.568.417
Acquisitions through business combination	15,849,182	8.634.196	10.771.981	35.255.359
Amortization	—	(6.169.921)	(3.810.457)	(9.980.378)
Increase (decrease) in foreign exchange	(8,838,085)	(2.374.887)	(4.034.273)	(15.247.245)

Balance at December 31, 2012	472,618,978	42.339.432	40.325.536	555,283,946

The details of the amounts of identifiable intangible assets that are individually significant as of December 31, 2013 and 2012 is as follows:

Individually significant identifiable Intangible assets	Book Value 2013	Book Value 2012	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	326,363,010	326,363,010	Indefinite	Chile	Department stores / Fin. Services
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	30,224,513	30,351,417	Indefinite	Peru	Supermarkets
Metro Brand	65,944,390	66,221,274	Indefinite	Peru	Supermarkets
Bretas Brand	18,671,783	19,700,488	Indefinite	Brazil	Supermarkets
Perini Brand	836,053	882,115	Indefinite	Brazil	Supermarkets
Prezunic Brand	12,726,904	13,427,462	Indefinite	Brazil	Supermarkets

Total	470,439,865	472,618,978

The factors for considering the brands with indefinite useful lives over time are the following:

•	Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

•	Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•	Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•	Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

The charge to income for amortization of intangibles for the yearsended December 31, 2013, 2012 and 2011, are detailed below:

Item line in statement of income which includes amortization of identifiable Intangible assets	As of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Administrative expenses (see note 25.1)	15,387,284	9,980,378	11,349,627

Total	15,387,284	9,980,378	11,349,627

As of December 31, 2013 and 2012, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of December 31, 2013 and 2012, there are no commitments to acquire intangible assets.

No significant intangible assets that have been fully depreciated are in use as of December 31, 2013.

13 Goodwill

The detail of goodwill as of December 31, 2013 and 2012 is as follows:

ID (Unique tax number)	Company	Country	December 31, 2011	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2012	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2013
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	255,783		(48,810)	206,973		(36,458)	170,515
—	Blaisten S.A.	Argentina	5,358,698		(1,022,534)	4,336,164		(689,817)	3,646,347
—	E Wong S.A.	Peru	2,871,490		(76,070)	2,795,420		(9,806)	2,785,614
—	Metro Inmobiliaria S.A.	Peru	1,572,955		(41,670)	1,531,285		(5,371)	1,525,914
—	Mercantil Pizarro	Peru	3,070,295		(81,336)	2,988,959		(10,485)	2,978,474
—	Supermercados El Centro	Peru	3,939,136		(104,354)	3,834,782		(13,452)	3,821,330
—	Inmobiliaria Los Alamos S.A.C.	Peru	226,239		(5,993)	220,246		(773)	219,473
—	GSW S.A.	Peru	244,176,508		(6,468,587)	237,707,921		(833,841)	236,874,080
—	Gbarbosa Holding LLC	Brazil	186,076,300		(29,032,219)	157,044,081		(8,206,003)	148,838,078
—	Mercantil Rodríguez Comercial Ltda.	Brazil	9,372,242		(1,456,886)	7,915,356		(413,318)	7,502,038
—	Super Família Comercial de Alimentos Ltda.	Brazil	12,160,417		(1,890,300)	10,270,117		(536,276)	9,733,841
—	Perini Comercial de Alimentos Ltda.	Brazil	7,050,928		(1,096,045)	5,954,883		(310,947)	5,643,936
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	290,799,233		(45,113,287)	245,685,946		(12,829,035)	232,856,911
—	Prezunic Comercial Ltda.	Brazil	—	188,220,315	(28,759,652)	159,460,663		(8,326,656)	151,134,007
—	Grandes Superficies de Colombia S.A.	Colombia	—	618,156,017	23,775,231	641,931,248			641,931,248
76.193.360-4	Umbrale S.A.	Chile	1,442,588			1,442,588			1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780			3,598,780			3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758			5,900,758			5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682			809,682			809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210			4,536,210			4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073			120,650,073			120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496			33,253,496			33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207			45,250,207			45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034			18,179,034			18,179,034
96.671.750-5	Easy S.A.	Chile	224,445			224,445			224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013			1,003,013			1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592			11,530,592			11,530,592

Total			1,013,309,102	806,151,563	(91,422,512)	1,728,262,992	—	(32,222,238)	1,696,040,684

13.1 Impairment test on Cash Generating Units including Goodwill.

Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (cash generating units). The following table details goodwill by operating segment and country as of December 31, 2013 and 2012:

	As of December 31,
Goodwill per operating segment and country	2013	2012
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	170,515	206,973
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brazil	555,708,811	586,331,046
Supermarkets—Peru	248,204,885	249,078,613
Supermarkets— Colombia	641,931,248	641,931,248
Home Improvement—Argentina	3,646,347	4,336,164
Home Improvement—Chile	1,227,458	1,227,458
Department stores—Chile	62,149,917	62,149,917
Financial services—Chile	76,009,546	76,009,546

Total	1,696,040,684	1,728,262,922

The basis of the amount recoverable from the cash generating units is the value in use, which determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of market capital in line with the business of each country.

13.2 Key assumptions

a) Discount rate

	Discount rate
Cash generating units	2013	2012
Supermarkets—Chile	9.16	7.6
Financial Services—Chile	8.83	7.6
Supermarkets—Brazil	10.54	8.0
Supermarkets—Peru	10.69	8.2
Supermarkets—Colombia	9.33	7.8
Department stores—Chile	8.83	7.6
Home Improvement—Argentina	28.78	19.2
Home Improvement—Chile	9.19	7.60
Real Estate & Shopping—Argentina	28.78	19.2

The discount rate was a pre-tax measure estimated based on the historical industry average weighted-average cost of capital, with a debt leveraging of 23% taking into account the main competitors in the market in each country where the Company operates.

b) Other key assumptions

The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each CGU and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate from 0% to 3% for the first five year of the projections and the terminal growth rates are between 0.5 % and 1%. The most sensitive variables used in these projections are the discount rates, operating costs, store occupation factors, terminal growth rates, and the market prices of the goods and services traded.

For the financial services segment, management did not factor in any assumption regarding a potential increase of free cash flows for the first five years, and used the free cash flows determined as of the date of the impairment test, adjusted based on historical data.

A differentiated discount rate is used to determine the value in use of each operating segment/country where the Company operates. For the impairment test performed in 2013, management carried out a reasonableness analysis on the key assumptions such as rate of discount and terminal growth rate, this analysis consisted of a sensibility analysis on these two assumptions. Management assessed a change of 5% and 10% on the discount rate and terminal growth rate respectively. Based on the results of the sensibility analysis performed, if the proposed changes occurred on the assessed key assumptions, there would not be an impairment loss in 2013.

The recoverable amount exceeded the CGU’s carrying amounts of each CGU based on a sensibility analysis performed, management did not identify a reasonably possible change in the two assumptions tested that could cause the carrying value exceeds the recoverable amount.

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

The total purchase price operation was EUR 1,905,005,000 (ThCh$1,171,090,394). All the expenses related to this transaction have been recorded in the income statements of the Company. The expenses amounted to ThCH$3,359,720 (professional fees).

Net sales and profit of the chain in the last twelve months of 2012 totaled about US$ 2.1 billion and US$$27,498 million respectively. In one month to December 31, 2012, the acquired Company contributed revenue and profit of US$244 and US$9,7million respectively.

The Company operates 72 hypermarkets, 16 convenience stores, four local cash & carry format, as well as gas stations. It also acquired the premises are located in nine of the ten largest cities in Colombia, becoming the second supermarket operator. In relation to the attributable synergies to this acquisition, Cencosud is a strong retail operator in the South America Pacific shore and the entry into the Colombian market creates synergy opportunities not only for its Colombian operations but also for its Chilean and Peruvian operations by increasing the scale of its purchases from Asia and by providing a better cost of goods to Colombia and to its operations in Chile and Peru. Furthermore, given that Cencosud is a multi-format retail operator, it believes is well suited to create value out of the real estate portfolio acquired by developing new formats into the existing properties. Cencosud can further develop the sites by opening home improvement stores next to existing supermarkets, or start department store or shopping center operations in the future, further developing its business footprint in Colombia and generating operational efficiencies in that market. Finally, the Group’s core business is supermarket operations, which is also the case for the Company’s Colombian Operations. Supermarkets are worth more than the value of their assets. Procedures, logistics, trained people, points of sales, etc., are all part of the added value of a supermarket operation. The goodwill recognized is basically attributable to the aforementioned facts and synergies expected to be achieved from integrating the acquired business into the Group’s existing structure.

The Company concluded the process of determining the fair value measurement of assets and liabilities of the Sociedad Grandes Superficies de Colombia S.A. y Atacadao de Colombia S.A.S in 2013. All adjustments determined as part of the process have been accounted for as adjusting entries to the amounts recognized as of December 31, 2012.

The balance of the company at the date of purchase provided the following:

Assets	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	7,137,486	7,137,486
Other financial assets, current	463,921	3,124,415	2,660,494
Trade debtors and other accounts receivables	(2,963,220)	34,085,549	37,048,769

Assets	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Intercompany receivables, current		74,099	74,099
Inventories	(15,919,318)	94,035,892	109,955,210
Current tax assets	—	8,016,441	8,016,441

Total current assets	(18,418,617)	146,473,882	164,892,499

Non-current assets
Trade debtors and other accounts receivable, non-current	—	7,280	7,280
Intangible assets other than goodwill	10,373,018	17,669,695	7,296,677
Goodwill	(26,618,046)	—	26,618,046
Property, plant and equipment	224,997,165	715,416,527	490,419,362
Investment property	—	23,495,425	23,495,425
Deferred income tax assets	17,911453	50,165,320	32,253,867

Total non-current assets	226,663,590	806,754,247	580,090,657

Total assets	208,244,973	953,228,129	744,983,156

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	80,314,269	80,314,269
Trade creditors and other Accounts payables	1,501,214	182,131,348	180,622,134
Intercompany Accounts payable, current	—	5,220,634	5,220,634
Other short-term provisions	10,162,303	12,965,888	2,803,585
Employee benefit provisions, current	—	2,788,075	2,788,075
Other non-financial liabilities, current	—	867,040	867,040

Total current liabilities	11,671,517	284,287,254	272,615,737

Non current Liabilities
Other financial liabilities, non-current	2,805,517	11,855,081	9,049,564
Non-current liabilities	—	14,538,258	14,538,258
Other Non-current provisions	9,374,893	9,374,893	—
Deferred income tax liabilities	71,980,675	79,525,006	7,544,331
Other long term provisions	—	713,260	713,260

Total non-current liabilities	84,161,085	116,006,498	31,845,413

Total liabilities	95,832,602	400,293,752	304,461,150

Net Equity and liabilities	Final allocation of consideration transferred restated	Preliminary allocation of consideration transferred
		ThCh$
Paid in Capital		323,596,000
Retained Earnings		78,632,494
Other Reserves		38,293,512
Equity attributable to equity instrument holders:
Not controlling interest		440,522,006

Equity and liabilities		744,983,156

Net Assets	552,934,377
Consideration Paid	1,171,090,394
Goodwill	618,156,017
Accumulated exchange difference	23,775,231
Goodwill as of December 31, 2013	641,931,248

As for the allocation of Goodwill, this was determined by taking into account the expected benefits from the related synergies arising from business model of the Company in Colombia, the allocation is as follows:

a) Supermarket – carries 84% of total goodwill

b) Financial services – carries 10% of total goodwill

c) Shopping centers – carries 6% of total goodwill

The goodwill recognized is expected to be deductible for tax purposes.

Fair value measurements

The valuation techniques used in determining the fair value of the significant assets and assumed liabilities were as follows:

Property Plan and Equipment: The Company used the “Replacement Cost new method” to determine the fair value of PPE. This method consists of identifying the replacement cost of new property with similar capacity, adjusted for depreciable factors such as functional or technological obsolescence, remaining useful life, and physical condition. For lands and buildings, the Company used the “Sales Comparison method.” This method identifies prices of recent transactions between market participants (purchasers/sellers) for comparable properties.

Intangible assets: The Company identified and assessed for recognition the following intangibles assets:

•	Customer relationship: The Company used the multi-period excess earnings method to estimate the fair value based on a residual cash flow notion.

•	Customer lists (databases): The Company used a market approach to determine the fair value of this asset

The hierarchy for the fair value of he assets measured from the business combination, specifically intangible assets, have been assessed as level III

The trade receivables comprise of gross contractual amounts of ThCh$ M$37,964,179, of which ThCh$3,878,630 was expected to be uncollectible as of the date of acquisition.

Acquisition of Sociedad Retail S.A. (Johnson’s Group)

On December 20, 2011, Cencosud S.A., through the subsidiary in Chile Cencosud Tiendas S.A. acquired 85.58% of Johnson’s Group.

Johnson’s operates 39 department stores and 11 stores under the Sociedad Comercializadora de vestuario FES ltda. brand, with 118,578 square meters of selling space.

As of December 31, 2012, the Company determined the fair value measurement of acquired assets and assumed liabilities for Sociedad Retail S.A. (holding of Johnson’s group). All the expenses related to this transaction have been recorded in the income statements of the Company, and amounted to ThCh$420,000

Net sales and loss of Johnson’s Group for 2011 totaled ThCh$104,630,662 and ThCh$595,930 respectively. In one month from the date acquisition to December 31, 2011, the acquired Company contributed revenue and loss of ThCh$6,220,013 and ThCh$18,499, respectively.

A preliminary allocation of the consideration transferred to the net assets of Johnson’s Group was made as of the date of the acquisition. Subsequent to December 31, 2011 the Company adjusted the preliminary values assigned to certain assets and liabilities in order to reflect additional information obtained since the preliminary allocation was made that pertained to facts and circumstances that existed as of the acquisition date. These measurement period adjustments have been reflected in the opening statements of financial position, the statements of profit and loss and other comprehensive income and of changes in net equity for the year ended December 31, 2011. As of December 31, 2012 the company has concluded the fair value measurement of assets and assumed liabilities. The Company recorded a goodwill amounting ThCh$ 11,530,592 that is presented in the line goodwill. The Goodwill recognized expected to be deducted for tax purposes. The goodwill is attributable mainly to the synergies expected to be achieved when integrating the company to the Group´s existing standard for retail business.

The Company acquisition price included ThCh$ 32,606,000 in cash and ThCh$ 7,036,000 recognized as deferred payment to ensure the right to purchase the remaining 14.42% for said amount. As a result of this operation risks and benefits are transferred as of the date of acquisition. In 2013, the option has been exercised and partially paid, see note 2.4.1 for further information, the liability for the purchase of the 14.42% interest amounts to ThCh$5,052,315 as of December 31,2013.

The trade receivables comprise of gross contractual amounts of ThCh$34,399,870 of which ThCh$13,434,193was expected to be uncollectible as of the date of acquisition.

Assets	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	(253,893)	14,577,181	14,831,074
Other financial assets, current	—	790,995	790,995
Trade debtors and other accounts receivables	(511,916)	20,965,677	21,477,593
Inventories	—	19,313,441	19,313,441
Current tax assets	—	610	610

Total current assets	(765,809)	55,647,904	56,413,713

Non-current Assets
Trade debtors and other accounts receivable, non-current	—	7,672,388	7,672,388
Intangible assets other than goodwill	25,040,861	25,501,079	460,218
Property, plant and equipment	(31,760,389)	29,130,444	60,890,833
Deferred income tax assets	10,314,647	28,860,753	18,546,106

Total non-current assets	3,595,119	91,164,664	87,569,545

Total assets	2,829,310	146,812,568	143,983,258

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	487,252	6,662,264	6,175,012
Trade creditors and other Accounts payables	1,530,840	62,163,393	60,632,553
Intercompany Accounts payable, current	—	2,439,604	2,439,604
Other short-term provisions	2,259,097	3,221,577	962,480
Tax liabilities, current	—	22,680	22,680
Employee benefit provisions, current	—	1,008,751	1,008,751
Other non financial liabilities, current	—	41,007	41,007

Total current liabilities	4,277,189	75,559,276	71,282,087

Non-current Liabilities	(4,365,431)	12,256,790	16,622,221
Other financial liabilities, non-current	—	274,862	274,862
Non-current liabilities	—	—	—
Other long term provisions	21,431,929	25,301,420	3,869,491
Deferred income tax liabilities	5,008,172	5,308,812	300,640

Total non-current liabilities	22,074,670	43,141,884	21,067,214

Total liabilities	26,351,859	118,701,160	92,349,301

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$
Paid in Capital	—	—	82,335,911
Retained Earnings (Accumulated losses)	—	—	(33,470,026)
Other Reserves	—	—	2,768,072
Net equity attributable to equity instrument holders:
Net of controlling entity	—	—	51,633,957

Net equity and liabilities	—	—	143,983,258

Net Assets		28,111,408
Consideration transferred		39,642,000
Goodwill as of December 31, 2012		11,530,592

Prezunic Comercial Ltda

On January 2, 2012 the Company’s subsidiary Cencosud Brasil Comercial Ltda. acquired 100% share ownership of the Prezunic Comercial Ltda. pursuant to an acquisition agreement between the Company and Andrea Dias de Cunha and Marcio Dias da Cunha.

The total consideration of the shares was R$875,000,000 (ThCh$242,690,000) which was adjusted based on the variances in debt and working capital of R$216,513,232 (ThCh$60,052,110), accordingly, the total acquisition consideration net of adjustments was R$658,486,768 (ThCh$182,637,890). All the expenses related to this transaction have been recorded in the income statements of the Company, and amounted to ThCh$83,000.

The above mentioned price was paid in installments, including a down payment of R$390,723,722 (ThCh$108,371,132) at the time of execution of the contract with the remaining amount to be paid in four annual installments.

Net sales and profit of the acquired company in the last twelve months of 2012 totaled about R$2,016,648,795 and R$37,543,877million respectively. The Goodwill recognized of ChTh$159,460,663 is expected to be deducted for tax purposes. The goodwill is attributable mainly to the synergies expected to be achieved when integrating the company to the Group´s existing standard for retail business.

The acquired company operates 31 supermarkets stores, one distribution center and has more than 7,300 employees. As a result, the acquired company represents one of the market-leading supermarkets in the Rio de Janeiro state.

The trade receivables comprise of gross contractual amounts of ThCh$35,333,276 of which no provision for bad debt was required an adjustment due to uncollectability. The adjustments posted to the this account represent an indemnification asset related to a contingent liability that arose subsequent to the business combination, and have not been settled as of December 31, 2013, this receivable has not been adjusted for collectability.

As of December 31, 2012 the Company concluded the process of determining the fair value measurement of assets and liabilities.

Assets	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of January 2, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	6,220,882	6,220,882
Trade accounts receivables	18,681,711	54,014,987	35,333,276
Inventories	—	33,648,544	33,648,544
Current tax assets	—	999,408	999,408

Total current assets	18,681,711	94,883,821	76,202,110

Non current Assets
Intangible assets other than goodwill	15,849,182	15,849,946	764
Property, plant and equipment	7,146,279	47,635,536	40,489,257
Deferred income tax assets	1,404,178	2,076,866	672,688

Total non-current assets	24,399,639	65,562,348	41,162,709

Total assets	43,081,350	160,446,169	117,364,819

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of January 2, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	57,953,720	57,953,720
Trade creditors and other Accounts payables	2,876,017	69,353,032	66,477,015
Other short-term provisions	16,703,215	18,681,710	1,978,495
Intercompany Accounts payable, current	—	7,535,255	7,535,255
Other non financial liabilities,current	—	4,217,781	4,217,781

Total current liabilities	19,579,232	157,741,498	138,162,266

Deferred income tax liabilities	8,287,096	8,287,096	—

Total non-current liabilities	8,287,096	8,287,096	—

Total liabilities	27,866,328	166,028,594	138,162,266

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of January 2, 2012
		ThCh$	ThCh$
Paid in Capital			25,192,609
Retained Earnings (Accumulated losses)			(45,990,056)
Net equity attributable to equity instrument holders:
Net of controlling entity			(20,797,447)

Net equity and liabilities			117,364,819

Net Assets		(5,582,425)
Consideration transferred		182,637,890
Goodwill as of January 2, 2012		188,220,315
Accumulated exchange difference		(28,759,652)
Goodwill as of December 31, 2012		159,460,663

Intangible assets other than Goodwill	ThCh$	Remaining useful life (years)
		ThCh$
Prezunic Brand	15,849,182	Indefinite
Exchange rate difference	(2,421,720)	Indefinite

Total intangible assets other than Goodwill	13,427,462

14 Property, plant and equipment

14.1 The composition of this item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Construction in progress	196,653,736	277,245,095
Land	755,456,534	786,367,971
Buildings	1,159,045,283	1,121,151,675
Plant and equipment	270,153,069	275,363,368
Information technology equipment	35,962,383	32,063,673
Fixed installations and accessories	389,903,950	393,271,556
Motor vehicles	1,192,222	1,854,965
Leasehold improvements	230,830,919	195,341,364
Other property plant and equipment	62,685,772	51,868,443

Totals	3,101,883,868	3,134,528,110

	As of December 31,
Property, plant and equipment categories, gross	2013	2012
	ThCh$	ThCh$
Construction in progress	196,653,736	277,245,095
Land	755,456,534	786,367,971
Buildings	1,350,194,798	1,392,811,097
Plant and equipment	564,330,049	597,766,731
Information technology equipment	134,041,857	133,869,544
Fixed installations and accessories	679,969,395	702,447,955
Motor vehicles	5,493,456	6,853,839
Leasehold improvements	276,531,887	232,715,802
Other property plant and equipment	73,410,377	77,351,951

Totals	4,036,082,089	4,207,429,985

Accumulated depreciation and impairment of property, plant and equipment	As of December 31,
	2013	2012
	ThCh$	ThCh$
Buildings	(191,149,515)	(271,659,422)
Plant and equipment	(294,176,980)	(322,403,363)
Information technology equipment	(98,079,474)	(101,805,871)
Fixed installations and accessories	(290,065,445)	(309,176,399)
Motor vehicles	(4,301,234)	(4,998,874)
Leasehold improvements	(45,700,968)	(37,374,438)
Other property plant and equipment	(10,724,605)	(25,483,508)

Totals	(934,198,221)	(1,072,901,875)

14.2 The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*)	Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

14.3 Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2013 and December 31, 2013:

Movement year 2013	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2013	277,245,095	786,367,971	1,121,151,675	275,363,368	32,063,673	393,271,556	1,854,965	195,341,364	51,868,443	3,134,528,110
Charge
Additions	87,527,955	15,341,731	29,421,393	23,910,995	8,908,011	30,801,595	26,999	41,061,452	7,585,256	244,585,387
Acquisitions through business combination (See note 13)	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	(1,827)	(201,455)	—	—	(203,282)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	(11,695,675)	37,592	(575,206)	—	—	655,702	—	—	(18,593)	(11,596,180)
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(6,532)	(33,944)	(614,499)	(864,775)	(108,519)	(642,688)	(242)	(346,263)	(720)	(2,618,182)
Depreciation expenses			(29,006,983)	(50,637,568)	(11,832,075)	(61,364,962)	(686,065)	(14,201,074)	(5,921,663)	(173,650,390))
Increase (decrease) in foreign exchange	(7,764,143)	(26,713,784)	(21,491,905)	(11,910,988)	566,083	(13,360,842)	(43,916)	(11,246,577)	2,804,477	(89,161,595)
Transfer from construction in progress	(148,652,964)	(19,543,032)	60,160,808	34,292,037	6,365,210	40,545,416	241,936	20,222,017	6,368,572	—

Total changes	(80,591,359)	(30,911,437)	37,893,608	(5,210,299)	3,898,710	(3,367,606)	(662,743)	35,489,555	10,817,329	(32,644,242)

Final balance as of December 31, 2013	196,653,736	755,456,534	1,159,045,283	270,153,069	35,962,383	389,903,950	1,192,222	230,830,919	62,685,772	3,101,883,868

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2012 and December 31, 2012:

Movement year 2012	Construction In progress	Land	Building, net	Plant and equipment, net	Information Technology equipment, net	Fixed Installations And accessories, net	Engine vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2012	350,254,325	593,589,931	608,920,291	214,613,734	22,501,400	264,943,521	1,101,256	134,218,413	38,385,930	2,228,528,801
Charge
Additions	199,439,068	29,558,199	16,356,250	51,499,623	9,289,164	53,502,893	292,850	44,026,508	15,425,831	419,390,386
Acquisitions through business combination (See note 13)	26,475,367	205,337,111	425,100,918	22,636,848	1,682,377	35,560,264	1,055,677	33,077,924	20,779,314	771,705,800
Disposals	—	(13,413,500)	—	—	—	—	(125,471)	—	—	(13,538,971)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	9,102,922	(9,116,117)	4,195,542	(119,851)	(74,635)	(107,278)	—	—	(6,375,415)	(2,494,832)
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(2,026,193)	(2,347,124)	(4,430,792)	(4,829,501)	(355,432)	(739,975)		(150,265)	(522,448)	(15,401,730)
Depreciation expenses			(22,060,242)	(37,751,367)	(7,339,250)	(53,029,585)	(352,937)	(9,750,470)	(1,186,169)	(131,470,020)
Increase (decrease) in foreign exchange	(4,810,026)	(32,237,454)	(27,380,220)	(16,245,504)	(2,191,010)	(14,729,318)	(116,439)	(18,835,643)	(5,645,710)	(122,191,324)
Transfer from construction in progress	(301,190,368)	14,996,925	120,449,928	45,559,386	8,551,059	107,871,034	29	12,754,897	(8,992,890)	—

Total changes	(73,009,230)	192,778,040	512,231,384	60,749,634	9,562,273	128,328,035	753,709	61,122,951	13,482,513	905,999,309

Final balance as of December 31, 2012	277,245,095	786,367,971	1,121,151,675	275,363,368	32,063,673	393,271,556	1,854,965	195,341,364	51,868,443	3,134,528,110

14.4	The Company has traditionally maintained the policy to carry out all the necessary work in response to the opportunities and changes experienced in domestic and regional markets where the Company operates, to capture the best opportunities and results for each of its business units.

The main property, plants and equipment were revalued in its initial measurement at December 31, 2008. The valuations were performed based on the market value or depreciated technical appraisal value accordingly. The remaining fixed assets were valued using the cost method.

The cost includes disbursements directly attributable to the acquisition or construction of an asset, as well as interests from related financing in the case of qualifying assets.

From January 1st, 2009, all property, plants and equipment are valued at acquisition cost. Refer to note 2.7.

14.5 Costs arising from interest expense:

The company incorporates costs for general and specific interest directly attributable to the acquisition, construction or production of an asset which necessarily takes time to get ready for intended use.

	As of December 31,
Detail	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Balance of costs of capitalized interest in Property, Plant and Equipment	295,405	14,158,806	21,589,141
Capitalization rate of capitalized interests in Property, Plant and Equipment	4.5%	4.5%	4.5%

14.6 Assets subject to finance lease

The financial lease operations are shown in note 30.

14.7 Assets granted

As of December 31, 2013 and 2012, properties, plant and equipment have been granted as security for the total amount of ThCh$ 3,186,327and ThCh$ 3,622,226, respectively, whose details are shown in Note 31.1 Guarantees Granted. Nevertheless, there are no restrictions on ownership of assets.

14.8 Commitments to acquire assets

As of December 31, 2013, there are commitments to acquire property, plant and equipment of ThCh$ 67,592,660. (As of December 31, 2012 there are commitments to acquire property, plant or equipment of ThCh$ 70,006,644.)

14.9 Assets out of service

As of December 31, 2013 and 2012, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

14.10 Assets fully depreciated

In view of the nature of the retail business, the Company has no significant assets that are fully depreciated and that are in use as of December 31, 2013 and 2012. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others. The retail business assets are depreciated based on the term of the lease agreement.

14.11 Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. The Company has not recognized losses or reversals of impairment affecting profit and loss as of December 31, 2013 and December 31, 2012

14.12 Property Plant and Equipment components:

The main items that compose each asset class are:

Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, and refrigerated display cases, forming bread ovens, blender, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, clock control, price inquiries and servers, among others.

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

15 Investment properties

The investment properties are assets held to generate rental income and include lands, buildings, malls in Chile, Argentina, Peru and Colombia and other real estate projects in progress that are held either to obtain rental income or for a future goodwill. The factors considered in the valuation methodology of the investment properties are described in note 4.5 “Estimates, judgment or criteria applied by management”.

15.1 The roll-forward of investment properties at December 31, 2013 and 2012 is the following:

	As of December 31,
Roll-forward of investment properties, net, fair value method	2013	2012
	ThCh$	ThCh$
Investment properties, net, initial value	1,471,343,789	1,310,143,075
Change in unrealized gains (losses) (*)	95,110,013	98,633,366
Additions, Investment Properties, Fair Value Method	37,900,602	95,302,864
Acquisition from a business combination	—	23,495,425
Transfer to (from) owner-occupied property, investment property, cost model	11,596,180	2,494,832
Retirement, investment properties, Fair Value Method	(4,749)	(3,502,154)
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(47,513,777)	(55,223,619)

Changes in Investment Properties, Fair Value Method, Total	97,088,269	161,200,714

Investment Properties, Fair Value Method, Final Balance	1,568,432,058	1,471,343,789

The value of land measure through a market approach amounts to ThCh$ 268,286,953 and ThCh$215,528,590 as of December 31, 2013 and 2012, respectively

(*)	Unrealized gain (losses) has been included in the line item “other income by function” of the statement of comprehensive income and note 25.5

15.2 Income and expense from investment properties

	As of December 31,
Roll-forward of investment properties, net fair value method	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Revenue from Investment Property Leases	205,331,757	166,280,480	129,727,271
Direct Expense of Operation of Investment Properties which generate lease revenue	60,413,606	54,075,826	41,503,630
Direct Expense of Operation of Investment Properties which do not generate lease revenue	—	—	89,903

15.3 As of December 31, 2013, investment properties are not encumbered.

15.4 As of December 31, 2013, there are commitments to acquire investment properties by ThCh$ 35,247,915. (ThCh$ 22,923,474 as of December 31,2012).

15.5 There are no restrictions on ownership of assets.

15.6 Investment Properties

The Costanera Center project corresponds to assets that have been classified as investment property. At December 31, 2013, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used are described in note 4.5. At the end of the year the Shopping Mall is in operation and the offices and hotel are under construction.

16 Deferred income taxes and current tax

The source of the deferred income taxes recorded as of December 31, 2013 and 2012 is the following:

16.1 Deferred income tax assets

Deferred income tax assets	As of December 31,
	2013	2012
	ThCh$	ThCh$
Fixed assets	24,577,902	26,870,096
Accumulations or accruals	2,898,063	10,479,039
Inventory	19,071,557	21,587,277
Bad-debt reserve	26,738,963	25,227,789
Accruals and provisions	58,954,431	60,657,224
Vacation / annual leave	4,683,348	3,138,530
Tax carry forward losses	165,670,965	120,720,440

Total	302,595,229	268,680,396

The recovery of the deferred tax asset balances requires that the business achieves a sufficient level of taxable income in the future. The Company estimates that the estimated projected future income will cover the recovery of the assets.

16.2 Deferred income tax liabilities

Deferred income tax liabilities	As of December 31,
	2013	2012
	ThCh$	ThCh$
Fixed assets	335,327,877	382,903,042
Intangibles	110,695,030	39,717,566
Accumulations or accruals	7,987,656	14,266,291
Foreign currency translation	17,472,121	10,070,773

Total	471,482,684	446,957,672

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As of December 31,
Deferred income tax assets	2013	2012
	ThCh$	ThCh$
Deferred tax assets to be recovered after more than 12 months	284,963,431	264,094,024
Deferred tax assets to be recovered within 12 months	17,631,798	4,586,372

Deferred tax assets	302,595,229	268,680,396

	As of December 31,
Deferred income tax liabilities	2013	2012
	ThCh$	ThCh$
Deferred tax liabilities to be recovered after more than 12 months	(463,844,751)	(440,948,509)
Deferred tax liabilities to be recovered within 12 months	(7,637,933)	(6,009,163)

Deferred tax liabilities	(471,482,684)	(446,957,672)

Deferred tax liability (net)	(168,887,455)	(178,277,276)

The gross movement on the deferred income tax account is as follows:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
As of 1 January	(178,277,276)	(153,492,862)
Debit to the statement of income	(25,367,189)	(9,477,594)
Business combinations and exchange differences	35,454,381	(18,679,286)
Tax debited (credited) directly to equity	(697,371)	3,372,466

At 31 December	(168,887,455)	(178,277,276)

16.3 The deferred income tax roll-forward is as follows:

	As of December 31,
Movements in deferred income tax asset	2013	2012
	ThCh$	ThCh$
Deferred income tax assets Initial balance	268,680,396	164,466,812
Increase (decrease) in deferred income tax assets	46,775,285	104,686,491
Increase (decrease) for change in income tax rate	—	3,760,307
Increase (decrease) in foreign exchange rate	(12,860,452)	(4,233,214)

Deferred income tax assets, final balance	302,595,229	268,680,396

	As of December 31,
Movements in deferred income tax liability	2013	2012
	ThCh$	ThCh$
Deferred income tax liabilities, Initial balance	(446,957,672)	(317,959,674)
Increase (decrease) in deferred income tax liabilities	(72,839,845)	(131,492,025)
Increase (decrease) in income tax rate	—	7,881,016
Increase (decrease) in foreign exchange rate	48,314,833	(5,386,989)

Deferred income tax liabilities, final balance	(471,482,684)	(446,957,672)

The changes in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction are as follows:

Deferred tax liabilities	Fixed assets	Intangibles	Capitalized expenses	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of 1 January 2012	(287,409,424)	(23,222,924)	(4,405,237)	(2,922,089)	(317,959,674)
Charged (credit) to the Statement of income	(46,059,628)	(65,928,632)	(9,861,054)	(7,148,684)	(128,997,998)
Charged directly to equity

At December 31, 2012	(333,469,052)	(89,151,556)	(14,266,291)	(10,070,773)	(446,957,672)
Charged (credit) to the statement of income	(1,858,825)	(21,543,474)	6,278,635	(7,401,348)	(24,525,012)
At December 31, 2013	(335,327,877)	(110,695,030)	(7,987,656)	(17,472,121)	(471,482,684)

Deferred tax assets	Tax losses carryforward	Bad debt provision	Provisions	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of 1 January 2012	73,999,575	18,570,658	41,080,093	30,816,486	164,466,812
Charged (credit) to the Statement of Income	46,720,865	6,657,131	19,577,131	27,885,991	105,798,656
Charged directly to equity	—	—	—	3,372,466	3,372,466

At December 31, 2012	120,720,440	25,227,789	60,657,224	62,074,943	268,680,396

Charged (credit) to the Statement of Income	44,950,525	1,511,174	(1,702,793)	(10,146,702)	34,612,204
Charged directly to equity	—	—	—	(697,371)	(697,371)

At December 31, 2013	165,670,965	26,738,963	58,954,431	51,230,870	302,595,229

16.4 Compensation of deferred income tax assets and liabilities

The deferred tax assets and liabilities are offset when there is a legal right to compensate the current tax assets against the current tax liabilities and when the deferred income tax assets and liabilities are related to the income tax levied on the same tax authority and the same entity.

The compensated amounts are detailed below:

Concept	Gross assets/ liabilities	Compensated values	Compensated values
Deferred income tax assets	268,680,396		268,680,396
Deferred income tax liabilities	(446,957,672)		(446,957,672)

Final balance at December 31, 2012	(178,277,276)	—	(178,277,276)

Deferred income tax assets	302,595,229	(1,677)	302,593,552
Deferred income tax liabilities	(471,482,684)	1,677	(471,481,007)

Final balance at December 31, 2013	(168,887,455)	—	(168,887,455)

16.5 Current income tax assets and current income tax liabilities

The composition of this item as of December 31, 2013 and 2012 is the following:

Current tax assets	12/31/2013	12/31/2012
	ThCh$	ThCh$
Current tax assets, total	22,797,303	32,804,242
Compensated values	—	(1,534,357)

Current tax assets	22,797,303	31,269,885

Current income tax liabilities	12/31/2013	12/31/2012
	ThCh$	ThCh$
Current income tax liabilities, total	63,131,459	48,332,831
Compensated values	—	(1,534,357)

Current income tax liabilities	63,131,459	46,798,474

Non-current tax assets	12/31/2013	12/31/2012
	ThCh$	ThCh$
Minimum presume tax asset	10,763,386	1,453,326
Tax receivable long term	42,963,653	3,372,208

Non-current tax assets	53,727,039	4,825,534

17 Other financial liabilities, current and non-current

The composition of this item as of December 31, 2013 and 2012 is the following:

17.1 Types of interest bearing (accruing) loans

	Balance as of 12/31/2013		Balance as of 12/31/2012
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	441,070,635	420,811,688	954,868,162	531,859,027
Bond debt (2)	74,815,992	1,676,045,068	25,513,254	1,663,382,237
Other loans—leases	4,808,673	27,779,079	5,453,350	28,596,747
Other financial liabilities (CCS)	—	—	7,624,595	—
Other financial liabilities (hedge activities)	314,911	44,025	2,245,262	9,574,581
Time deposits (3)	147,454,456	48,923,826	123,248,846	46,883,852
Term savings accounts	1,049,251	—	1,022,988	—
Letters of credit	—	9,511,591	—	10,209,850
Deposits and other demand deposits	3,414,407	—	2,586,949	—
Debt purchase Bretas (4)	46,273,935	—	—	41,189,467
Debt purchase Prezunic	2,400,861	32,938,814	20,236,478	30,718,200
Debt purchase Johnson (see 13)	5,052,315	—	7,216,210	—
Debt M. Rodriguez	—	1,980,934	—	—
Other Financial liabilities—other	12,450,378	—	29,115,522	—

Totals Loans	739,105,814	2,218,035,025	1,179,131,616	2,362,413,961

Financial liabilities at fair value through profit or loss	Balance as of 12/31/2013		Balance as of 12/31/2012
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities (Non Hedging derivatives)	—	—	7,624,595	—
Other financial liabilities (Hedging derivatives)	314,911	44,025	2,245,262	9,574,581

Total Other Financial Liabilities	314,911	44,025	9,869,857	9,574,581
Total	739,420,725	2,218,079,050	1,179,131,616	2,371,988,542

(1)	Bank loans correspond to loans taken out with banks and financial institutions.
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.
(3)	Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 2,120 persons, 35 institutions, and 9 companies. The average maturity of these deposits is 233 days (2012: 257 days) and an average interest rate of 0.54% (2012: 0.58%) as of December 31, 2013
(4)	See Note 6.1.

Description of transaction and accounting recognition

The Santander Short-Term Loan matures on December 28, 2012, and has an annual interest rate equal to the Tasa Bancaria (the Banking Interest Rate, or “TAB”), established by the Asociación de Bancos e Instituciones Financieras (the Association of Banks and Financial Institutions, or “ABIF”), plus 0.4%. On August 2, 2012, the company repaid the total of this facility.

On March 13, 2012, the Company entered into a short-term facility for approximately U.S.$200 million (ThCh$ 96,942) with an affiliate of Banco Bilbao Vizcaya Argentaria, S.A., as lender, to finance our investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines (“BBVA Short-Term Loan”). The BBVA Short-Term Loan bears interest at an annual rate of the Tasa Cámara, an indexed interest rate established by ABIF, plus 1.86%, and has a maturity date of March 13, 2013. On July 27, 2012 the Company paid U.S.$200 million (ThCh$ 99,852) of this short term facility.

On April 27, 2012, the Company entered into a U.S.$750 million (ThCh$ 362,558) committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC (“Morgan Stanley”), The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance the Company´s short-term funding requirements, including capital expenditures, interest expense and tax obligations. As of May 7, 2012, amounts drawn under the J.P. Morgan Credit Facility totaled U.S.$250 million (ThCh$ 120,860). The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for euro currency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013. On August 2, 2012 the company repaid US$250 million (ThCh$ 121,150).

On December 27, 2012 de Company repaid US$ 150 million (ThCh$ 71,994,000) corresponding to the loan agreement signed between Cencosud S.A. and BBVA Bancomer S.A., as Managing Agent, on February 11, 2008.

On October 17, 2012 Cencosud S.A. and JPMorgan Chase Bank, National Association as administrative agent, JPMorgan securities LLC, acting as global coordinator and J.P. Morgan Securities LLC as Book runner and Lead Arranger entered into a Credit Agreement, under the New York Law, USA by US$2,500 million (ThCh$1,199,900,000). On December 06, 2012 the Company repaid US$1,000 million. (See 17.2)

On December 6, 2012 the Company signed a bond issuance pursuant to Rule 144A under the Securities Act by US$1,200 million (ThCh$575,952,000) (see 17.3.1).

17.2 Bank loans—breakdown of currency and maturity dates

At December 31, 2013							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2013
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	1.25%	1.25%	5,208,647	—	5,208,647	—	—	—	—
	97.004.000-5	BANCO DE CHILE S.A.	Ch$	At maturity	7.40%	7.03%	637,290	—	637,290	48,311,138	—	—	48,311,138
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.80%	1.80%	7,093	—	7,093	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0.75%	0.75%	3,594,199	—	3,594,199	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	Monthly	0.40%	0.40%	31,341,511	—	31,341,511	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0.71%	0.49%	297,431	—	297,431	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	7.29%	6.85%	637,199	—	637,199	32,684,335	—	—	32,684,335
	97.006.000-6	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	Annual	6.47%	6.09%	329,875	12,500,000	12,829,875	12,445,145	—	—	12,445,145
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	0.00%	6.31%	—	25,360,125	25,360,125	—	—	—	—
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	6.52%	6.03%	314,608	25,000,000	25,314,608	—	—	—	—
	97.080.000-K	BANCO BICE S.A	Ch$	At maturity	7.00%	6.63%	326,610	—	326,610	18,915,908	—	—	18,915,908
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Semiannual	6.87%	6.45%	1,285,667	—	1,285,667	34,775,521	34,775,521	—	69,551,042
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	At maturity	0.00%	6.05%	883,598	8,704,924	9,588,522	25,970,631	—	—	25,970,631
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Annual	0.65%	0.65%	1,314,274	—	1,314,274	—	—	—	—
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	0.40%	0.40%	5,171,090	—	5,171,090	—	—	—	—
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Annual	5.99%	5.49%	26,193	39,754,050	39,780,243	39,513,970	—	—	39,513,970
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Monthly	0.40%	0.40%	23,490,221	—	23,490,221	—	—	—	—
	97.053.000-2	BANCO SECURITY S.A.	Ch$	Monthly	1.02%	0.81%	1,851,487	—	1,851,487	—	—	—	—
	97.053.000-2	BANCO SECURITY S.A.	USD	Monthly	1.21%	1.21%	12,443	—	12,443	—	—	—	—
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.35%	2.06%	192,382	—	192,382	34,759,364	17,377,074	—	52,136,438
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4.16%	3.86%	—	2,855,924	2,855,924	8,049,815	15,912,033	—	23,961,848
Argentina	O-E	BANCO FRANCES	ARS	Monthly	30.00%	30.00%	4,330,362	—	4,330,362	—	—	—	—
	O-E	BANCO GALICIA	ARS	Quarterly	15.01%	15.01%	—	537,420	537,420	543,308	—	—	543,308
	O-E	STANDARD BANK	ARS	Quarterly	15.01%	15.01%	—	537,420	537,420	543,308	—	—	543,308
	O-E	BANCO MACRO	ARS	Monthly	26.25%	26.25%	4,024,500	—	4,024,500	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	21.50%	21.50%	5,231,850	—	5,231,850	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	33.00%	33.00%	1,781,860	—	1,781,860	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	12.50%	12.50%	229,988	—	229,988	—	—	—	—
	O-E	BANCO IFC	USD	Monthly	1.95%	1.95%	—	4,091,006	4,091,006	8,009,547	—	—	8,009,547
	O-E	BANCO FRANCES	ARS	Monthly	33.00%	33.00%	458,793	—	458,793	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	30.00%	30.00%	1,297,713	—	1,297,713	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	30.00%	30.00%	13,742,811	—	13,742,811	715,467	—	—	715,467
	O-E	BANCO GALICIA	ARS	Quarterly	15.01%	15.01%	—	768,584	768,584	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	26.00%	26.00%	8,049,000	—	8,049,000	—	—	—	—
	O-E	BANCO MACRO	ARS	Monthly	18.50%	18.50%	4,024,500	—	4,024,500	—	—	—	—
Colombia	O-E	BANCO DAVIVIENDA	COP	Monthly	5.98%	5.98%	949,691	—	949,691	—	—	—	—
	O-E	BANCO DAVIVIENDA	COP	Monthly	5.88%	5.88%	948,221	—	948,221	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.89%	5.89%	—	958,934	958,934	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.56%	5.56%	—	273,343	273,343	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.56%	5.56%	—	819,969	819,969	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.61%	5.61%	—	948,981	948,981	—	—	—	—
	O-E	BANCO DAVIVIENDA	COP	Monthly	6,69%	6,69%	—	949,415	949,415	—	—	—	—
	O-E	BANCO CITIBANK	COP	Monthly	6,64%	6,64%	—	948,968	948,968	—	—	—	—
	O-E	BANCO CITIBANK	COP	Monthly	6,64%	6,64%	—	947,728	947,728	—	—	—	—
	O-E	BANCO HELM BANK	COP	Monthly	6,69%	6,69%	—	947,749	947,749	—	—	—	—
	O-E	BANCO HELM BANK	COP	Semiannual	6,69%	6,69%	1,461,558	—	1,461,558	—	—	—	—
	O-E	BANCO COLPATRIA	COP	At maturity	6,40%	6,22%	888,249	—	888,249	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5,58%	5,44%	—	15,828,105	15,828,105	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5,58%	5,44%	—		3.771.445	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5.58	5.44	—	1,960,646	1,960,646	—	—	—	—

At December 31, 2013							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2013
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6.01	5.85	—	635,788	635,788	—	—	—	—
	O-E	BANCO CORPBANCA	COP	At maturity	5.54	5.40	—	28,587,503	28,587,503	—	—	—	—
	O-E	BANCO BBVA	COP	At maturity	5.69	5.55	—	18,560,403	18,560,403	—	—	—	—
	O-E	BANCO POPULAR	COP	At maturity	5.15	5.03	—	5,272,805	5,272,805	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5.15	5.03	—	6,920,228	6,920,228	—	—	—	—
Brasil	O-E	BANCO BNDES	Real	Monthly	7.15	7.15	314,168	942,761	1,256,929	—	—	—	—
	O-E	BANCO BNDES	Real	Monthly	7.94	7.94	344,399	1,033,198	1,377,597	—	—	—	—
	O-E	BANCO BNDES	Real	Monthly	7.41	7.41	96,290	288,870	385,160	—	—	—	—
	O-E	BANCO BRADESCO	Real	At maturity	12.88	12.88	8,628	25,884	34,512	7,238,075	—	—	7,238,075
	O-E	BANCO HSBC	Real	At maturity	11.30	11.30	13,909,523	41,728,570	55,638,093	—	—	—	—
	O-E	BANCO TOKYO -MITSUBHISHI	Real	At maturity	11.45	11.45	4,812,436	14,437,307	19,249,743	—	—	—	—
	O-E	BANCO DO BRASIL	Real	At maturity	11.04	11.04	—	—	—	9,394,201	—	—	9,394,201
	O-E	BANCO DO NORDESTE	Real	Monthly	8.50	8.50	82,169	246,506	328,675	1,041,737	347,246	—	1,388,983
Perú	O-E	BANCO DE CREDITO	Soles	Quarterly	7.34	7.34	8,231	832,540	840,771	2,468,025	1,737,667	—	4,205,692
	O-E	BANK OF TOKIO	USD	Quarterly	2.85	2.85	3,251	—	3,251	14,579,758	3,666,917	—	18,246,675
	O-E	BANCO DE CREDITO	Soles	Quarterly	7.71	7.71	221,248	—	221,248	3,234,862	8,733,936	1,093,302	13,062,100
	O-E	BANCO CONTINENTAL	USD	Semiannual	5.15	5.15	1,938,199	1,582,976	3,521,175	9,464,597	8,394,101	—	17,858,698
	O-E	BANCO BILBAO VIZCAYA	USD	Quarterly	2.26	2.26	1,713,884	5,011,198	6,725,082	8,270,117	—	—	8,270,117
	O-E	BANCO SCOTIABANK	Soles	Semiannual	7.50	7.50	8,224	—	8,224	5,223,387	2,621,675	—	7,845,062
	O-E	BANCO SCOTIABANK	Soles	At maturity	4.90	4.90	96,637	6,877,883	6,974,520	—	—	—	—
	O-E	BANCO CONTINENTAL	Soles	At maturity	4.85	4.85	160,826	11,562,452	11,723,278	—	—	—	—
		TOTAL

		TOTAL					148,059,027	293,011,608	441,070,635	326,152,216	93,566,170	1,093,302	420,811,688

At December 31, 2012							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2012	Expiration			Total non- current at 12/31/2012
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	1.71	1.71	1,824,068		1,824,068
	97.004.000-5	BANCO DE CHILE S.A.	Ch$	At maturity l	7.40	7.03		767,149	767,149	48,317,173			48,317,173
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	7.13	6.70	630,312		630,312		32,630,509		32,630,509
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.80	1.80	7,093		7,093
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.04	1.04	3,274,931		3,274,931
	97.006.000-6	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.06	1.06	16,280		16,280
	76.645.030-K	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	Annual	7.12	7.26	383,146		383,146	24,882,987			24,882,987
—	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	7.09	7.02	419,250		419,250	24,843,291			24,843,291
	97.080.000-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	7.57	7.02		419,250	419,250	25,000,000			25,000,000
	97.080.000-K	BANCO BICE S.A	UF	Semiannual	6.54	6.54		342,365	342,365	611,245	203,748		814,993
	97.032.000-8	BANCO BICE S.A	Ch$	At maturity	7.11	7.09	404,130		404,130		18,873,780		18,873,780
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	7.19	6.75	1,509,375		1,509,375	6,943,341	62,490,072		69,433,413
	97.030.000-6	BBANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A	Ch$	At maturity	6.87	6.44	940,557		940,557	34,545,798			34,545,798
	97.053.000-2	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Annual	7.27	6.69	1,384,148		1,384,148	79,072,244			79,072,244
	97.053.000-2	BANCO SECURITY S.A.	USD	Monthly	1.02	1.02	3,220,209		3,220,209
	97.053.000-2	BANCP SECURITY S.A	USD	Monthly	1.31	1.31	194,371		194,371
	O-E	BANCO SECURITY S.A	USD	Monthly	1.31	1.31	495,902		495,902
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4.16	3.86	226,581		226,581	4,852,671	9,705,342	9,705,343	24,263,356
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.35	2.06	191,868		191,868	15,865,479	31,721,439		47,586,918
	O-E	BANCO JPMORGAN	USD	At maturity	1.71	1.71	710,989,135		710,989,135
Argentina	O-E	BBVA BANCO FRANCES	ARS	Monthly	16.50	16.50		5,698,171	5,698,171
	O-E	BANCO GALICIA	ARS	Monthly	15.01	15.01		189,924	189,924	1,304,295			1,304,295
	O-E	OTROS BANCOS	ARS	Monthly	15.01	15.01		189,924	189,924	1,304,295			1,304,295
	O-E	BANCO GALICIA	ARS	Monthly	10.25	10.25	141,795		141,795
	O-E	BANCO FRANCES	ARS	Monthly	13.50	13.50	1,231,750		1,231,750
	O-E	BANCO IFC	USD	Monthly	2.83	2.83	10,697,420	11,255,396	21,952,816	10,992,883			10,992,883
	O-E	BANCO FRANCES	ARS	Monthly	16.50	16.50		8,468,971	8,468,971	1,736,889			1,736,889
	O-E	BANCO GALICIA	ARS	Monthly	15.01	15.01		287,991	287,991
	O-E	BANCO GALICIA	ARS	Monthly	10.25	10.25	3,998		3,998
Colombia	O-E	BANCO HELM BANK	COP	Semiannual	.250	2.50		1,131,402	1,131,402
	O-E	BANCO DE BOGOTA	COP	At maturity	6.70	6.50	15,521,553		15,521,553
	O-E	BANCO DE BOGOTA	COP	At maturity	6.70	6.50	3,698,401		3,698,401
	O-E	BANCO DE BOGOTA	COP	At maturity	6.70	6.50	1,922,673		1,922,673
	O-E	BANCO CORPBANCA	COP	At maturity	7.23	7.00	27,991,450		27,991,450
	O-E	BANCO BBVA	COP	At maturity	7.02	6.80	18,196,648		18,196,648
	O-E	BANCO CITIBANK	COP	At maturity	6.86	6.65	5,147,358		5,147,358
	O-E	BANCO POPULAR	COP	At maturity	6.47	6.29	6,755,813		6,755,813
	O-E	BANCO DE BOGOTA	COP	At maturity	10.23	9.78	1,645,998		1,645,998
	O-E	BANCO CORPBANCA	COP	At maturity	7.23	7.00	1,088,078		1,088,078
Brasil	O-E	BRADESCO	Real	At maturity	7.27	7.27	6,303	18,908	25,211	4,582,110	3,054,740		7,636,850
	O-E	BRADESCO	Real	At maturity	7.01	7.01	11,830,902		11,830,902
	O-E	HSBC	USD	Semiannual	10.43	8.80	881,724	2,645,172	3,526,896
	O-E	HSBC	USD	Semiannual	7.80	7.80	17,791,228	35,582,456	53,373,684
	O-E	HSBC	USD	Semiannual	7.87	7.87	3,443,994	6,887,988	10,331,982
	O-E	BNDES	Real	Monthly	10.30	10.30	439,803	879,606	1,319,409
	O-E	BNDES	Real	Monthly	7.80	7.80	1,275,650	3,826,949	5,102,599	662,289			662,289
	O-E	BNDES	Real	Monthly	7.30	7.30	267,584	802,753	1,070,337	274,249			274,249
	O-E	BNDES	Real	Monthly	1.89	1.89	501,617	1,504,850	2,006,467	171,764			171,764
	O-E	BANCO DO NORESTE	Real	Monthly	10.50	10.50	299,101	897,303	1,196,404	99,700			99,700
	O-E	BANCO DO BRASIL	Real	At maturity	11.51	11.51	2,454,742	7,364,227	9,818,969
	O-E	BANCO DO NORESTE	Real	Monthly	10.00	10.00	88,133	264,397	352,530	768,017	512,010	512,010	1,792,037
Perú	O-E	BANCO DE CREDITO	Soles	Quarterly	7.34	7.34	1,030		1,030	3,297,974	1,743,784		5,041,758
	O-E	BANCO CONTINENTAL	Soles	Monthly	5.15	5.15	334,171	9,577	343,748	11,557,566	7,685,526		19,243,092
	O-E	BANCO BILBAO VIZCAYA	Soles	Quarterly	2.31	2.31	59,239	5,442,470	5,501,709	13,695,946			13,695,946
	O-E	BANCO OF TOKIO	Soles	Quarterly	2.91	2.91	5,891		5,891	13,323,971	3,357,547		16,681,518
	O-E	BANCO BCI	Soles	Quarterly	7.71	7.71	147,320		147,320		13,094,373		13,094,373
		BANCO SCOTIABANK	Soles	Monthly	7.50	7.50	8,240		8,240	5,231,723	2,630,904		7,862,627
		TOTAL

		TOTAL					859,990,963	94,877,199	954,868,162	333,937,900	187,703,774	10,217,353	531,859,027

17.3 Bond debt

Long Terms Bonds—Short term portion

Inscription number or ID	Note	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
								Principal installment	Amortization type	12/31/2013	12/31/2012
					%	%				ThCh$	ThCh$
268	17.6.1	BJUMB—B1	361,041	UF	65	6.90	9-1-2026	Semiannual	Semiannual	510,723	476,752	Domestic
268	17.6.1	BJUMB—B2	1,805,204	UF	6.5	6.90	9-1-2026	Semiannual	Semiannual	2,585,830	2,405,687	Domestic
443	17.6.2	BCENC—A	4,000,000	UF	4.3	4.75	3-15-2027	Semiannual	Semiannual	1,229,562	1,189,404	Domestic
530	17.6.3	BCENC—E	2,000,000	UF	3.5	4.14	5-7-2018	Semiannual	At maturity	275,137	268,209	Domestic
530	17.6.3	BCENC—F	4,500,000	UF	4.0	4.31	5-7-2028	Semiannual	At maturity	640,258	626,344	Domestic
551	17.6.5	BCENC—J	3,000,000	UF	5.7	5.70	10-15-2029	Semiannual	Semiannual	829,160	812,486	Domestic
551	17.6.5	BCENC—K	30,000,000	Ch $	7.0	7.15	3-1-2014	Semiannual	At maturity	30,685,910	697,496	Domestic
551	17.6.5	BCENC—L	1,000,000	UF	4.1	3.86	5-28-2015	Semiannual	Semiannual	11,715,387	5,789,499	Domestic
551	17.6.5	BCENC—N	4,500,000	UF	4.7	4.95	5-28-2030	Semiannual	Semiannual	452,575	442,919	Domestic
551	17.6.5	BCENC—O	54,000,000	Ch $	7.0	7.68	6-1-2031	Semiannual	At maturity	313,303	312,742	Domestic
N/A	17.6.4	ÚNICA—A	280,000,000	S	7.2	7.49	5-5-2018	Semiannual	At maturity	588,574	590,025	Foreign
N/A	17.6.4	ÚNICA—A	130,000,000	S	7.6	7.76	8-12-2017	Semiannual	At maturity	717,113	714,665	Foreign
N/A	17.6.14	ÚNICA—A	750,000,000	USD	5.5	5.80	1-20-2021	Semiannual	At maturity	9,948,508	9,195,693	Foreign
N/A	17.6.24	UNICA-A	1,200,000,000	USD	4.9	5.17	20-01-2023	Quarterly	Quarterly	14,323,952	1,631,837	Foreign
N/A	17.6.20	2E SERIE 2	6,745,363	S	6.5	6.50	12-14-2016	Quarterly	Quarterly	—	359,496	Foreign

		Total short—term portion								74,815,992	25,513,922

On December 06, 2012 Cencosud S.A. (Chile) issued bonds in the international Market by a total amount of 1.200 million of US Dollars (ThCh$ 572,928,000) under the rule “144-A” (Rule 144-A) and under the “S” Regulation (Regulation S), both under the United States Securities act. (US Securities Act of 1933). According to the law applicable the instruments above mentioned do not need to be filled in the local SVS (Superintendencia de Valores y Seguros de Chile) neither should be registered in the Securities and Exchange Commission of United States of America. The interest rate of this bond is a 4.9% annual, payable semi annually with a maturity date of the principal on January 20th, 2023. The cash of this issuance were received on December 7, 2012.

17.3.1 Bond long term

Inscription number or ID	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
							Principal installment	Amortization type	12/31/2013	12/31/2012
				%	%				ThCh$	ThCh$
268	BJUMB—B1	361,041	UF	6.5%	6.90%	01-09-2026	Semiannual	Semiannual	7,923,293	8,093,233	Domestic
268	BJUMB—B2	1,805,204	UF	6.5%	6.90%	01-09-2026	Semiannual	Semiannual	38,488,858	39,258,725	Domestic
443	BCENC—A	4,000,000	UF	4.3%	4.75%	15-03-2027	Semiannual	Semiannual	90,232,986	88,134,115	Domestic

Inscription number or ID	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
							Principal installment	Amortization type	12/31/2013	12/31/2012
				%	%				ThCh$	ThCh$
443	BCENC—C	4,500,000	UF	4.1%	4.61%	01-07-2027	Semiannual	Semiannual	100,563,384	98,232,678	Domestic
443	BCENC—D	1,500,000	UF	4.0%	4.38%	01-07-2028	Semiannual	Semiannual	33,794,100	33,039,439	Domestic
530	BCENC—E	2,000,000	UF	3.5%	4.14%	07-05-2018	Semiannual	At maturity	45,437,538	44,293,492	Domestic
530	BCENC—F	4,500,000	UF	4.0%	4.31%	07-05-2028	Semiannual	At maturity	101,404,739	99,200,929	Domestic
551	BCENC—J	3,000,000	UF	5.7%	5.70%	15-10-2029	Semiannual	Semiannual	69,898,124	68,492,552	Domestic
551	BCENC—K	30,000,000		$7.0%	7.15%	01-03-2014	Semiannual	At maturity	—	29,947,243	Domestic
551	BCENC—L	1,000,000	UF	4.1%	3.86%	28-05-2015	Semiannual	Semiannual	5,868,694	17,221,350	Domestic
551	BCENC—N	4,500,000	UF	4.7%	4.95%	28-05-2030	Semiannual	Semiannual	102,290,315	100,107,864	Domestic
551	BCENC—O	54,000,000		$7.0%	7.68%	01-06-2031	Semiannual	At maturity	50,546,943	50,456,310	Domestic
N/A	ÚNICA—A	280,000,000	S	7.2%	7.49%	05-05-2018	Semiannual	At maturity	52,148,859	52,272,165	Foreign
N/A	ÚNICA—A	130,000,000	S	7.6%	7.76%	12-08-2017	Semiannual	At maturity	24,367,325	24,460,137	Foreign
N/A	ÚNICA—A	750,000,000	USD	5.5%	5.80%	20-01-2021	Semiannual	At maturity	390,512,983	360,591,850	Foreign
N/A	ÚNICA—A	1,200,000,000	USD	4.9%	5.17%	21/01/2023	Semiannual	At maturity	562,566,927	548,451,255	Foreign
N/A	2E SERIE 2	6,745,363	S	6.5%	6.50%	14-12-2016	Quarterly	Quarterly	—	1,128,900	Foreign

	Total Long—Term portion								1,676,045,068	1,663,382,237

17.4 Other Financial Liabilities—Derivatives—Options

The detail as of December 31, 2013 and December 31, 2012 is as follows:

								Periodicity			Total Current and Non-Current
ID	Institution Name	Asset Position (In Thousands)	currency	Assets Interest rate	Liability Position (In Thousands)	Currency	Liability Interest Rate	Due date	Interest payment	Principal Installment	December 31, 2013 (ThCh$)	December 31, 2012 (ThCh$)	Placement in Chile or abroad
97.015.000-5	Banco Santander	40,052	USD	0.96%	24,839,230	Ch$	4.80%	11/02/2013	Quarterly	Annual	—	5,626,390	Domestic
97.015.000-5	Banco Santander	60,079	USD	0.96%	29,735,209	Ch$	4.80%	11/02/2013	Quarterly	Annual	—	907,921	Domestic
97.032.000-8	Banco BBVA	50,066	USD	0.96%	25,113,462	Ch$	5.23%	10/01/2013	Quarterly	Annual	—	1,090,284	Domestic
97.004.000-5	Banco de Chile S.A.	50,000	USD	3.86%	26,212,757	Ch$	6.62%	04/10/2018	Semiannual	Semiannual	—	1,336,032	Domestic
97.008.000-7	Banco Scotiabank	50,000	USD	1.93%	26,198,208	Ch$	5.60%	20/10/2017	Semiannual	Semiannual	—	1,522,074	Domestic
O-E	Banco JP Morgan	50,000	USD	1.93%	26,424,662	Ch$	5.48%	20/10/2017	Semiannual	Semiannual	—	1,656,315	Domestic
97.015.000-5	Banco Santander	161,517	USD	4.88%	77,897,914	Ch$	7.95%	20/01/2023	Semiannual	At maturity	—	1,808,295	Domestic
O-E	Banco JP Morgan	50,474	USD	4.88%	24,175,740	Ch$	7.85%	20/01/2023	Semiannual	At maturity	—	169,119	Domestic
O-E	Banco JP Morgan	50,474	USD	4.88%	24,097,519	Ch$	7.86%	20/01/2023	Semiannual	At maturity	—	92,550	Domestic
O-E	Banco JP Morgan	50,474	USD	4.88%	24,148,528	Ch$	8.03%	20/01/2023	Semiannual	At maturity	—	463,339	Domestic
97.004.000-5	Banco de Chile S.A.	50,474	USD	4.88%	24,192,849	Ch$	8.05%	20/01/2023	Semiannual	At maturity	—	563,111	Domestic
O-E	Deutsche Bank	50,474	USD	4.88%	24,137,445	Ch$	7.95%	20/01/2023	Semiannual	At maturity	—	313,538	Domestic
O-E	Banco BBVA	894	USD	2.02%	1,462	USD	3.49%	15/08/2013	Semiannual	—	—	31,620	Foreign
O-E	Banco BBVA	1,014	USD	1.95%	1,676	USD	3.49%	15/08/2016	Semiannual	—	147,176	216,616	Foreign
O-E	Banco Santander	894	USD	2.02%	1,436	USD	3.41%	15/08/2013	Semiannual	—	—	23,691	Foreign
O-E	Banco Santander	1,014	USD	1.95%	1,646	USD	3.41%	15/08/2016	Semiannual	—	100,304	154,631	Foreign
O-E	Banco BBVA	29,362	USD	2.24%	86,389	Soles	6.30%	16/11/2015	Quarterly	Quarterly	111,456	2,978,133	Foreign
O-E	Citibank N.A.	37,810	USD	2.88%	103,706	Soles	5.16%	28/03/2017	Quarterly	Semiannual	—	490,779	Foreign
										TOTAL	358,936	19,444,438

17.5 Other loans—leases

The detail of the leasing agreement as of December 31, 2013 and 2012 is as follows;

					Current Expiration			Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2013 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2013 ThCh$
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	51,480	154,440	205,920	880,407	2,201,018	1,430,668	4,512,093
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	28,859	86,575	115,434	493,535	1,233,837	801,998	2,529,370
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	5,657	16,970	22,627	96,737	241,843	157,199	495,779
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	12,531	37,593	50,124	214,304	535,759	348,245	1,098,308
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	14,767	44,300	59,067	252,542	631,355	410,382	1,294,279
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORÁMICO LIMITADA	Ch$	Monthly	22,250	66,752	89,002	121,300	121,300	550,906	793,506
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	11,801	35,402	47,203	62,199	62,199	217,698	342,096
Cencosud Retail S.A.	81201000-K	SOCIEDAD DE RENTA HISPANO CHILENA SA	UF	Monthly	12,500	37,500	50,000	68,642	68,642	134,424	271,708
Cencosud Retail S.A.	81201000-K	BANCO CHILE - LEASING	UF	Semiannual	208,034	624,109	832,143	1,103,798	—	—	1,103,798
Cencosud Retail S.A.	81201000-K	BANCO BICE - LEASING	UF	Semiannual	17,200	51,600	68,800	92,445	92,445	—	184,890
Cencosud Retail S.A.	81201000-K	INVERSIONES OLYMPUS LTDA.	UF	Monthly	—	—	—	—	—	340,320	340,320
Cencosud Retail S.A.	81201000-K	INMOBILIARIA RECOLETA LTDA.	UF	Monthly	—	—	—	—	—	532,623	532,623
Cencosud Retail S.A.	81201000-K	INVERSIONES PUNTA BLANCA LTDA.	UF	Monthly	—	—	—	—	—	358,734	358,734
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	—	—	—	—	—	565,956	565,956
Cencosud Retail S.A.	81201000-K	INERSA S.A.	UF	Monthly	—	—	—	—	—	466,191	466,191
Cencosud Retail S.A.	81201000-K	RVC RENTAS S.A.	UF	Monthly	—	—	—	—	—	350,809	350,809
Cencosud Retail S.A.	81201000-K	SEGUROS DE VIDA CRUZ DEL SUR S.A.	UF	Monthly	—	—	—	—	—	377,382	377,382
Cencosud Retail S.A.	81201000-K	INMOBILIARIA MALL VIÑA DEL MAR S.A.	UF	Monthly	—	—	—	—	—	329,364	329,364
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	—	—	—	—	—	511,645	511,645
Cencosud Retail S.A.	81201000-K	INMOBILIARIA TIERRA SANTA	UF	Monthly	—	—	—	—	—	254,773	254,773
Grandes Superficies de Colombia S.A.	830025638	BANCO DE BOGOTÁ	COL	Monthly	83,581	250,743	334,324	150,550	—	—	150,550
Grandes Superficies de Colombia S.A.	830025638	IBM	COL	Monthly	72,478	92,481	164,959	—	—	—	—
Grandes Superficies de Colombia S.A.	830025638	CENTRO COMERCIAL BULEVAR NIZA	COL	Monthly	15,835	48,935	64,770	174,772	196,708	1,680,814	2,052,294
Grandes Superficies de Colombia S.A.	830025638	FCP INVERLINK	COL	Monthly	28,028	86,612	114,640	309,338	348,163	2,311,121	2,968,622
Grandes Superficies de Colombia S.A.	830025638	COMERCIALIZADORA DE COLECCIONES S.A.	COL	Monthly	9,626	29,747	39,373	106,244	119,579	5,263,878	5,489,701
Grandes Superficies de Colombia S.A.	830025638	SOISAN S.A.	COL	Monthly	223	669	892	1,480	4,486	26,469	32,435
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	210,296	—	210,296	—	—	—	—
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	224,220	—	224,220	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	597	175,803	176,400	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	561	165,205	165,766	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	11	97,340	97,351	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	68,818	67,776	136,594	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	1,897	227,517	229,414	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	47,701	112,701	160,402	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	80,148	242,618	322,766	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	67,953	204,853	272,806	70,266	—	—	70,266
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	78,374	235,075	313,449	162,427	—	—	162,427
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	140,673	99,258	239,931	139,160	—	—	139,160

				Total	1,516,099	3,292,574	4,808,673	4,500,146	5,857,334	17,421,599	27,779,079

					Current Expiration			Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2012 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2012 ThCh$
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	50,445	151,334	201,779	838,336	838,336	3,038,971	4,715,643
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	28,278	84,834	113,112	469,951	469,951	1,703,573	2,643,475
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	5,543	16,628	22,171	92,115	92,115	333,916	518,146
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	12,279	36,837	49,116	204,063	204,063	739,729	1,147,855
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	14,470	43,410	57,880	240,474	240,474	871,719	1,352,667
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORAMICO LTDA.	UF	Monthly	536	1,609	2,145	—	—	—	—
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORAMICO LTDA.	Ch$	Monthly	7,360	22,080	29,440	66,135	77,140	626,654	769,929
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	4,247	12,740	16,987	38,159	44,509	265,481	348,149
Cencosud Retail S.A.	81201000-K	SOCIEDAD DE RENTA HISPANO CHILENA S.A.	UF	Monthly	5,282	15,846	21,128	47,462	55,359	182,121	284,942
Cencosud Retail S.A.	81201000-K	BANCO CHILE-LEASING	UF	Semiannual	109,036	327,109	436,145	979,757	549,418	—	1,529,175
Cencosud Retail S.A.	81201000-K	BANCO BICE-LEASING	UF	Semiannual	8,466	25,398	33,864	76,073	88,732	49,758	214,563
Grandes Superficies de Colombia S.A.	830025638	BANCO DE BOGOTA	COL	Monthly	41,952	110,855	152,807	590,843	—	—	590,843
Grandes Superficies de Colombia S.A.	830025638	IBM	COL	Monthly	21,140	73,421	94,561	254,295	—	—	254,295
Grandes Superficies de Colombia S.A.	830025638	FIDUCIARIA BOGOTA S.A	COL	Monthly	8,813	28,136	36,949	218,243	208,491	1,906,363	2,333,097
Grandes Superficies de Colombia S.A.	830025638	ES DEL ESTADO E S A	COL	Monthly	9,746	26,514	36,260	347,781	350,155	2,496,112	3,194,048
Grandes Superficies de Colombia S.A.	830025638	FIDUCIARIA ALIANZA S.A.	COL	Monthly	6,436	25,341	31,777	152,275	120,111	5,588,117	5,860,503
Grandes Superficies de Colombia S.A.	830025638	ALIANZA FIDUCIARIA S.A.	COL	Monthly	195	584	779	1,557	4,671	27,594	33,822
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Monthly	212,537	446,051	658,588	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	274	75,444	75,718	—	—	—	—
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	177,635	111,980	289,615	207,974	—	—	207,974
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	6,995	431,238	438,233	222,602	—	—	222,602
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	1,937	357,021	358,958	176,422	—	—	176,422
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	2,033	393,911	395,944	165,787	—	—	165,787
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	—	189,236	189,236	97,682	—	—	97,682
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	68,614	65,267	133,881	134,566	—	—	134,566
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	3,675	218,802	222,477	228,318	—	—	228,318
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	46,221	137,971	184,192	160,421	—	—	160,421
E. Wong	20100106915	BIF LEASING	Soles	Monthly	76,192	160,540	236,732	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	77,266	229,907	307,173	322,331	—	—	322,331
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	65,589	194,121	259,710	342,671	—	—	342,671
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	61,424	180,046	241,470	475,306	—	—	475,306
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	30,464	94,059	124,523	271,515	—	—	271,515

				Total	1,165,080	4,288,270	5,453,350	7,423,114	3,343,525	17,830,108	28,596,747

17.6 Restrictions.

1.	As established in the agreement to issue bonds of Cencosud S.A. dated July 5, 2011 and by virtue of which two series (Series A and Series B) were issued, of which only Series B (tranche B1 and B2) remains in effect, the Company, hereinafter the Issuer, has the following indebtedness limits or management restrictions, among others:

a)	Comply with the laws, regulations and other legal provisions applicable to it;

b)	Establish and maintain adequate accounting systems based on generally accepted accounting principles in Chile, as well as hire and maintain an independent external auditing firm of recognized local or international prestige to examine and analyze the Financial Statements and issue an opinion on the statements as of December 31 of each year. Likewise, in accordance with current standards and as long as they are in effect, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the bond issuance. These risk rating agencies may be replaced to the extent that the Issuer complies with the obligation of maintaining two of them, continuously and without interruption, for the life of the bond issuance. Nevertheless, it is expressly agreed that: (i) in the event that by SVS provision the currently valid accounting standards were modified, replacing IFRS, and that change were to affect one or more of the restrictions contained in the Ninth clause and/or the definitions in the First clause related to the aforementioned Ninth clause of the Agreement, or (ii) if the valuation criteria established for the accounting entries in the current Financial Statements were modified by the competent entity authorized to issue accounting standards, the Issuer shall, within fifteen Working Days of the new provisions having been reflected for the first time in its Financial Statements, present these changes to the Bondholders’ Representative. The Issuer, within twenty Working Days of the new provisions having been reflected for the first time in its Financial Statements, shall request that its external auditors proceed to adapt the obligations indicated in the Ninth clause and/or the definitions contained in the First clause that are related to the aforementioned Ninth clause of the Agreement based on the new accounting situation within twenty Working Days after the date of request. The Issuer and the Bondholders’ Representative shall modify the Agreement in order to adjust it as determined by the auditors within ten Working Days of the auditors having issued their report, and the Issuer shall file with the SVS the request for this modification of the Agreement, together with the respective documentation. The aforementioned procedure shall be considered prior to the date on which the Financial Statements must be filed with the SVS by the Issuer, for the reporting period following that in which the new provisions have been reflected for the first time in its Financial Statements. For this, prior consent from the bondholders’ association shall not be necessary. Notwithstanding, the Bondholders’ Representative shall inform the Bondholders of the modifications to the Agreement by publishing a notice in the newspaper La Nacion (print or digital version) and in the event this publication is suspended or no longer exists, in the Official Gazette, which shall take place within twenty Working Days following the date the respective deed modifying the Agreement is granted. In the cases mentioned above, and until the Agreement has been modified in accordance with the aforementioned procedure, the Issuer shall not be considered to have breached the Agreement when as a result exclusively of these modifications, the Issuer fails to comply with one or more restrictions contained in the Ninth clause of the Agreement and/or the definitions contained in the First clause that are related to the aforementioned Ninth clause. Once the Agreement has been modified as stated above, the Issuer shall comply with the agreed-upon modifications to reflect its new accounting situation. Record is left that the procedure contained in this provision is intended to protect the changes produced exclusively by provisions on accounting matters and in no case those produced by variations in market conditions that affect the Issuer. All expenses resulting from the above shall be borne by the Issuer. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the bonds;

c)	Send a copy of its quarterly and annual Financial Statements to the Bondholders’ Representative within the same period of time in which it must be filed with the SVS;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Notify the Bondholders’ Representative of all material events that are not considered reserved or any infraction of the Issuer’s obligations under the agreement as soon as the event or infraction occurs or comes to its knowledge, within the same period of time in which it must notify the SVS. The document that fulfills this obligation must be signed by the Issuer’s Chief Executive Officer or by his replacement and must be sent with a return receipt or by certified mail;

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

o)	Keep its actual business operations and activities.

p)	To keep the actual number of shares in its main subsidiaries

q)	Comply with the laws, regulations and other legal provisions applicable to its subsidiaries.

r)	Maintain the following financial ratios: (i) Leverage Ratio of no more than 1.2; (ii) Consolidated Equity greater than UF 28,000,000; (iii) assets pledges or encumbrances over consolidated liabilities under 1.2

s)	Not sell or transfer any essential consolidated asset. Essential asset under this contract are the brands a) Jumbo and Paris, b) the shares that represent at least fifty percent of the companies “Cencosud Retail S.A.” and Cencosud Shopping Centers S.A.

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect.

19.	As established in the credit agreement signed October 19, 2011 between Cencosud S.A. as Debtor and Scotiabank & Trust (Cayman) LDT as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Send the Audited Financial Statements under IFRS and its corresponding notes , as soon as they are available, even if they are not in the S.V.S web site.

b)	Send copy of the general information reported by the debtor to the S.V.S to accomplish with any rule.

c)	Send the taxes or stamp tax payments to which this contract is affected and inform any action on this taxes.

d)	Send, amongst with the Financial Information, a letter signed off by the attorneys properly authorized by the debtor, a letter informing comply or not any of the obligations included in this contract. Additionally to that the company should send a certificate signed off by the external auditors.

e)	Give to the bank any change in relevant events that could result in any material adversely effect to the bank.

f)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors.

g)	Not sell, transfer or give guarantees over any essential consolidated asset of the company or any subsidiary.

h)	The debtor and the guarantors cannot incur in other indebtedness, except for those consider as part of the normal business and that cannot adversely affect the Company.

i)	Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset.

j)	Prohibition to the debtor or guarantor, merging or selling its assets, except for the exceptions consider in this agreement.

k)	To keep accurate accounting records according to the generally accounting principles accepted in Chile.

l)	To keep actual main business operations.

m)	Maintain the following financial ratios: (i) Leverage Ratio of no more than 1.2; (ii) Consolidated Equity greater than UF 28,000,000; (iii) Maintain a financial expense ratio of at least 3.0 to 1.0 and assets pledges or encumbrances over consolidated liabilities under 1.2.

n)	Not engage in, with related persons, transactions under conditions that are more that those transactions which could have agree with third parties.

20.	According to the stated in the “Indenture”, dated December 6, 2012 under the bond issuance pursuant to Rule 144ª under the Securities Act, the Company as “issuer” shall comply with the following:

a)	The Company shall not, nor shall it permit any Subsidiary to, issue, assume or suffer to exist any Indebtedness, if such Indebtedness is secured by a Lien upon any property or assets of the Company or any Subsidiary, unless, concurrently therewith, the Securities shall be secured equally and ratably with (or prior to) such Indebtedness; provided, except for the mentioned in the agreement.

b)	The Company shall not, nor shall it permit any Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any of their property or assets, unless (a) the Company or such Subsidiary would be entitled pursuant to Section 5.02 of the agreement to issue or assume Indebtedness (in an amount equal to the Attributable Value with respect to such Sale and Leaseback Transaction) secured by a Lien on such property or assets without equally and ratably securing the Securities, (b) the Company or such Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value (as determined in good faith by the Board of Directors) of the property or assets so leased, (i) to the retirement, within 360 days after the effective date of such Sale and Leaseback Transaction, of (A) Indebtedness of the Company ranking at least pari passu with the Securities or (B) Indebtedness of any Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company, or (ii) to the acquisition, purchase, construction, development, extension or improvement of any property or assets of the Company or any Subsidiary used or to be used by or for the benefit of the Company or any Subsidiary in the ordinary course of business or (c) the Company or such Subsidiary equally and ratably secures the Securities. Except for transactions providing for a lease for a term, including any renewal, of not more than three years or to arrangements between the Company and a Subsidiary or between Subsidiaries.

c)	Submit or make accessible electronically with notice to the trustee as soon as they are available, but in any event within 120 calendar days after the end of each fiscal year of the Company (currently ending December 31), copies of its audited financial statements on a consolidated basis) in respect of such fiscal year (including a profit and loss account, statements of financial position and cash flow statement), in English, prepared in accordance with IFRS and audited by a member firm of an internationally recognized firm of independent accountants. As soon as they are available, but in any event within 90 calendar days after the end of each of the first three fiscal quarters of each fiscal year of the Company, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period (including a profit and loss account, statements of financial position and cash flow statement), in English, prepared on a basis consistent with the audited financial statements of the Company and in accordance with IFRS, together with a certificate signed by the person then authorized to sign financial statements on behalf of the Company to the effect that such financial statements are true in all material respects and present fairly the financial position of the Company as at the end of, and the results of its operations for, the relevant quarterly period in the event the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, timely file with the Commission such annual and other reports as may be required by the rules and regulations of the Commission in effect at the relevant time and in the form required thereunder.

d)	The Company shall take all action necessary to provide information to permit resale of the Securities pursuant to Rule 144A under the Securities Act, including furnishing to any Holder of a Security or beneficial interest in a Global Security, or to any prospective purchaser designated by such Holder, upon written request of such Holder, financial and other information required to be delivered under Rule 144A(d)(4) (as amended from time to time and including any successor provision) unless, at the time of such request, the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or is exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act (as amended from time to time and including any successor provision).

e)	Protect its existence as a corporation, and, in the case of the Company, the corporate, partnership, limited liability company or other existence of each Subsidiary, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company, the Guarantor or any such Subsidiary;

f)	Neither the Company nor the Guarantor shall consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person except for the mentioned in the agreement.

18 Trade accounts payable and other payables

The composition of the area detail of this item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	Current		Non-current
Account	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payable	1,737,920,899	1,703,761,965	4,956,289	1,303,392
Withholdings	220,072,319	197,295,354	3,998,528	6,107,410

Total	1,957,993,218	1,901,057,319	8,954,817	7,410,802

The main suppliers of Cencosud S.A. are as follows: Agrosuper Com.de Alimentos Ltda., Nestlé, Unilever Chile S.A., Unilever Argentina S.A., Samsung Electronics Chile, Mastellone Hnos. S.A., Comercial Santa Elena S.A., Empresas Carozzi S.A., Sancor Cooperativas Unidas Ltda., CMPC Tissue S.A., Organización Terpel S.A., Cervec y Malteria Quilmes SAI, Watts S.A.,Molinos Rio de la Plata S.A., BRF Brasil Foods S.A., Danone Argentina S.A., Compañía de Bebidas Das Americas Ambev, LG Electronics Colombia Ltda., Cooperativa Agrícola y Lechera de la Unión Ltda, LG Electronics Chile.

The detail of the aging for trade payables as of December 31, 2013 is as follows;

Trade payables balances that have not become due as of the reporting date.

	Days
Suppliers	Up to 30 Days	31 – 60	61 – 90	91 – 120	121 – 365	366 and more	TOTAL ThCh$	Payment average (days)
Goods	728,742,590	350,229,885	96,854,833	16,106,956	1,990,001	194,622	1,194,118,887	45
Services	154,714,458	29,392,769	5,676,522	1,018,135	829,365	1,526,522	193,157,771	41
Other	51,373,720	3,945,211	484,504	197	14,799	168	55,818,599	33

Total	934,830,768	383,567,865	103,015,859	17,125,288	2,834,165	1,721,312	1,443,095,257	45

Trade payables balance overdue, from the date the balance became due through the reporting date

	Days
Suppliers	Up to 30 days	31 – 60	61 – 90	91 – 120	121 – 180	181 and more	Total ThCh$
Goods	83,608,628	18,342,811	15,379,581	10,916,332	11,420,586	39,726,142	179,394,080
Services	31,074,424	12,273,448	6,550,904	1,972,583	4,271,802	34,164,256	90,307,417
Other	6,049,256	2,381,211	3,369,169	2,509,227	3,908,403	11,863,168	30,080,434

Total	120,732,308	32,997,470	25,299,654	15,398,142	19,600,791	85,753,566	299,781,931

The detail of the aging for trade payables as of December 31, 2012 is as following:

Trade payables balances that have not become due as of the reporting date:

	Days
Suppliers	Up to 30 days	31 – 60	61 – 90	91 – 120	121 – 365	366 and more	TOTAL ThCh$	Payment average (days)
Goods	745,860,901	282,576,325	77,341,870	9,944,320	1,222,807	314,858	1,117,261,081	43
Services	154,950,482	73,035,679	27,518,150	6,109,381	2,303,668	3,389	263,920,749	50
Other	52,232,630	14,847,272	5,497,022	2,407,390	77,477	—	75,061,791	44

Total	953,044,013	370,459,276	110,357,042	18,461,091	3,603,952	318,247	1,456,243,621	44

Trade payables balance overdue, from the date the balance became due through the reporting date

	Days
Suppliers	Up to 30 days	31 – 60	61 – 90	91 – 120	121 – 180	181 and more	Total ThCh$
Goods	83,838,488	16,941,831	12,960,401	5,468,672	9,885,305	46,298,002	175,392,699
Services	25,619,493	6,264,058	2,076,942	9,087,591	3,416,927	17,597,712	64,062,723
Other	3,189,442	2,231,870	7,721	1,115,137	1,572,161	1,249,983	9,366,314

Total	112,647,423	25,437,759	15,045,064	15,671,400	14,874,393	65,145,697	248,821,736

(*)	The average payment period is calculated based on the following:

•	The items classified as “Trade payables and other payables outstanding” considering the existing term between December 31, 2013 and 2012 and the maturity date of the item.

•	The average payment period is calculated by multiplying the total by type of supplier, by a weighted average of the payment days, considering for each segment the maximum term defined in accordance to the maturity ranges included in “Trade payables and other payables outstanding”.

19 Provisions and other liabilities

19.1 Provisions

19.1.1	The composition of this item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	Current		Non-current
Accruals and provision	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision(1)	41,702,611	46,960,372	67,478,191	87,514,712
Onerous contracts provision(2)	4,703,672	4,591,191	20,744,395	33,541,792

Total	46,406,283	51,551,563	88,222,586	121,056,504

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those presenting a probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims			Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of December 31,2013	32,828,662	22,863,865	53,488,275	109,180,802	41,702,612	67,478,190
Total as of December 31,2012	43,091,359	28,132,559	63,251,166	134,475,084	26,960,372	87,514,712

Provision By Country	December 31, 2013 ThCh$	December 31, 2012 ThCh$
Chile	8,803,142	22,892,859
Argentina	30,310,516	32,791,224
Brazil	61,400,392	69,441,835
Peru	1,218,767	1,183,692
Colombia	7,447,985	8,165,474
Total Provision	109,180,802	134,475,084

The nature of these obligations is as follows:

Civil provision: This primarily corresponds to civil and commercial trials that mainly deal with claims from customers, defects in products, accidents of customers in the stores and law suits related with customer service.

The short-term provision includes ThCh$20,000,000 related to the class action lawsuit against the company “Cencosud Administradora de Tarjetas SA”, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013.

Labor provision: This primarily corresponds to staff severance indemnities and salary disputes from former employees.

Tax provision: This primarily corresponds to tax claims in the countries in which the Company operates.

(2)	Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations of the period.

19.2 Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2013	134,475,084	38,132,983	172,608,067
Movements in Provisions:
Additional provisions	21,877,548	—	21,877,548
Increase (decrease) in existing provisions	(24,671,255)	(12,684,916)	(17,356,171)
Acquisitions through business combinations (See note 13)	—	—	—
Provision used during the year	(11,624,382)	—	(11,624,382)
Reversal of used provision	(1,615,445)	—	(1,615,445)
Increase (decrease) in foreign exchange rate	(9,260,747)	—	(9,260,747)

Changes in provisions, total	(25,294,281)	(12,684,916)	(17,979,197)

Total provision, closing balance as of December 31, 2013	109,180,803	25,448,067	134,628,870

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2012	70,474,920	29,278,002	99,752,922
Movements in Provisions:
Additional provisions	47,863,876	—	47,863,876
Increase (decrease) in existing provisions	20,771,008	(3,918,789)	16,852,219
Acquisitions through business combinations	24,571,206	12,773,770	37,344,976
Provision used during the year	(6,397,675)	—	(6,397,675)
Reversal of used provision	(8,938,185)	—	(8,938,185)
Increase (decrease) in foreign exchange rate	(13,870,066)	—	(13,870,066)

Changes in provisions, total	64,000,164	8,854,981	72,855,145
Total provision, closing balance as of December 31, 2012	134,475,084	38,132,983	172,608,067

20 Other non-financial liabilities

The composition of this item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Customer loyalty program	10,697,957	11,461,190
Guarantees deposits	9,895,969	9,737,005
Minimum accrual dividend	24,042,737	51,749,049
Other	3,172,198	5,369,316

Total Other non-financial Liabilities, current	47,808,861	78,316,560

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Guarantees deposits	12,996,253	13,363,961
Prepaid Commissions	46,853,181	52,538,040
Other	5,625,256	5,007,298

Total Other non-financial Liabilities, non-current	65,474,690	70,909,299

21 Current provisions for employee benefits

21.1 Vacations and bonuses

The composition of this item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Employees’ vacation	56,440,586	49,808,855
Income sharing and bonuses	40,256,284	28,991,005

Total current provisions for employee benefits	96,696,870	78,799,860

The amount of accumulated liabilities for vacations is calculated in accordance with current Chilean legislation on an accrual basis. The bonuses relate to the amount that is paid the following year with respect to compliance with annual targets, which can be estimated reliably.

21.2 Other employee benefits

a) Description and conditions

The Group contributes to a post-employment and retirement benefit plans in Brazil, which are accounted for as defined benefit plan. These plans entitle the employees to receive certain benefits and pension payments after the respective vesting periods are fulfilled. The benefits on which the Group contributes are as follows:

Benefits	Conditions
Retirement pension	Retirement at age 60 and 5 years of service.
Pension due to an early retirement	Retirement at age 55 and 5 years of service.
Pension due to disability	1 year of service
Death benefits	1 year of service
Other benefits	Retirement at age 55 and 5 years of service.
Death pension	1 year of enrollment in the benefit plan

The defined benefit plan expose the Group to actual risks, such as longevity risk, currency risk, interest rate risk and market (investment) risk.

b) Funding

The Group has two types of benefit plans in Brazil; a) benefit plan in which employees contribute, and b) benefits in which employees don’t make any contributions:

For plans in which the employees contribute: the contribution is conditioned to the formal adherence to the plan, the employees contribute with a 6% limit of their monthly salary, receiving in exchange an equal contribution from the employer (Cencosud Brazil). Furthermore, the employee receives a return from the plan asset.

Plan assets:

	December 31, 2013				December 31, 2012
Suppliers	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Investment funds – fixed income	1,484,828	—	—	1,484,828	2,010,480	—	—
Investments funds – Equity	445,777	—	—	445,777	645,510	—	—

Total	1,930,605	—	—	1,930,605	2,692,990	—	—	2,692,990

c) Movement in net defined benefit (asset) liability

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
Movements	ChTh$	ChTh$	ChTh$	ChTh$	ChTh$	ChTh$
	2013	2012	2013	2012	2013	2012
Balance at January 1	3,035,810	—	(2,692,991)	—	342,819	—
Service cost	1,250,854	81,432	—	—	1,728,022	81,432
Past service credit			—	—	—	—
Interest cost (Income)	263,488	—	(245,459)	(206,217)	18,029	(206,217)
Included in profit and loss	1,514,342	81,432	(245,459)	(206,217)	1,746,051	(124,785)
Re-measurement loss (gain):
Actuarial loss (gain)
Demographic assumptions	(44,223)	—	—	—	(44,223)	—
Financial assumptions	(779,221)	—	—	—	(779,221)	—
Experience adjustment	(1,844,365)	2,954,378	—	—	(1,844,365)	2,954,378
Return on plan assets	—	—	1,767,333	(2,161,523)	1,265,089	(2,161,523)
Exchange rates	(25,076)				—	—
Included in OCI	(2,692,886)	2,954,378	1,767,333	(2,161,523)	(1,402,721)	792,855
Contributions paid by employer	6,808	—	(759,489)	(325,250)	(752,681)	(325,250)
Benefits paid	—	—	—	—	—	—
Other	6,808	—	(759,489)	(325,250)	(752,681)	(325,250)
Balance at December 31	1,864,073	3,035,810	(1,930,605)	(2,692,990)	(66,532)	342,820

d) Actuarial assumptions

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages)

Assumptions	31/12/2013	31/12/2012
Discount rate	12.10%	8.53%

e) Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

December 31, 2013	Defined benefit obligation
	Increase ThCh$	Decrease ThCh$
Discount rate (0.5% movement)	(125,583)	139,265

22 Other current and non-current non-financial assets

The composition of the item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
Other non-financial assets, current	2013	2012
	ThCh$	ThCh$
Lease guarantees	4,142,481	3,405,540
Pre-paid rent	2,537,929	3,780,197
Pre-paid insurance	4,888,501	3,205,079
Other	36,582	82,739

Total	11,605,493	10,473,555

	As of December 31,
Other non-financial assets, non-current	2013	2012
	ThCh$	ThCh$
Lease guarantees	7,504,543	7,362,011
Pre-paid rent	29,882,006	29,245,588
Other	876,788	1,672,233

Total	38,263,337	38,279,832

The fair value for the non-financial assets equals their carrying value as of December 31, 2013 and 2012. As of December 31, 2013 and 2012, no significant differences exists between the carrying value of non-financial assets and their fair value.

23 Net equity

The objectives of the Cencosud Group regarding capital management are to safeguard its capacity to continue as a going concern, ensuring appropriate returns for its shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

Capital management

The Group’s objective regarding capital management is to safeguard the capacity to continue ensuring appropriate returns for the shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

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

	As of December 31,
Other non-financial assets, non-current	2013	2012
	ThCh$	ThCh$
Total borrowings (note 17)	2,957,140,839	3,538,632,155
Less: Cash and cash equivalents (Note 5)	(171,711,625)	237,720,805
Less: Other financial assets	(141,989,298)	109,174,092
Cash and cash equivalents – Banco Paris (Note 28.10)	15,352,349	12,229,589
Less: Other financial assets – Banco Paris (Note 28.10)	(201,667,118)	(174,286,546)

Net debt	2,457,125,147	3,029,680,301

Total equity	4,261,367,089	3,412,211,744
Leverage ratio	0.58	0.89

In accordance with the above, the Cencosud Group has combined different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

As part of the finance strategy, the Group will continue seeking to extend the payments terms and shift focus to the operations through the refinancing of liabilities in the forthcoming periods with the ultimately purpose of deleveraging the Group.

23.1 Paid-in capital

As of December 31, 2013, the authorized, subscribed and paid-in capital amounts to ThCh$ 2,321,380,936 (ThCh$1,551,811,762 as of December 31, 2012).

23.2 Subscribed and paid shares

As of June 22, 2012, the Company proceeded to increase the authorized Capital through the issuance of 270,000,000 of shares, without a par value and in a unique series, as agreed at the shareholders meeting held on April 29th, 2011 which complemented and modified preliminary agreements made at extraordinary shareholders meetings on March 1st and May 15th of 2012. 27,000,000 shares out of the capital increase were set aside to offer them in a stock option plan for the Company’s upper management.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$ 3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and 183,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value. 10% out of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders

The following tables show the movement of the authorized and the issued and fully paid shares described above between January 1, 2012 and December 31, 2013

Movement of authorized shares	No of shares
Authorized shares as of January 1, 2012	2,304,015,016

Capital increase as of June 22, 2012	92,309,978
Capital increase as of July 25, 2012	145,642,584
Capital increase as of September 14, 2012	3,028,463
Capital increase as of September 26, 2012	2,018,975
Increase pursuant to stock option plan	27,000,000
Authorized shares as of December 31, 2012	2,574,015,016

Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Increase pursuant to stock option plan	33,298,771
Decrease due to unsubscribed Capital in 2013	(17,979,999)

Authorized shares as of December 31, 2012	2,889,022,734

Movement in issued and fully paid shares
Paid shares as of January 1, 2012	2,264,103,215

Capital increase as of June 22, 2012	92,309,978
Capital increase as of July 25, 2012	145,642,584
Capital increase as of September 14, 2012	3,028,463
Capital increase as of September 26, 2012	2,018,975
Paid shares as of December 31, 2012	2,507,103,215

Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Exercise of stock option	21,931,802

Paid shares as of December 31, 2013	2,828,723,963

As of December 31, 2013, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29th and November 20th of 2017 respectively.

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

The shareholders’ meeting held on April 26, 2013 approved to pay a minimum dividend amounting to ThCh$ 58,269,234 (Ch$20.59906). This dividend was paid in May 15, 2013.

The shareholders’ meeting held on April 2, 2012 approved to pay a minimum dividend amounting to ThCh$ 53,259,383 (Ch$23.52339). This dividend was paid in May 4, 2012.

On September 15th, 2013, the Board of Directors agreed on distributing a interim dividend of Ch$8 per share in relation to the profits of 2013. This dividend was paid on December 10th, 2013

The company recorded a minimum dividend by ThCh$ 24,042,737 at December 31, 2013 (ThCh$ 57,749,049 at December 31, 2012) (see note 20). The total charge to equity as of December 31, 2013 was ThCh$ 53,192,713 (ThCh$ 57,645,821 as of December 31, 2012).

23.4 Reserves

The initial Balance is mainly due to the inflation adjustment reversal recorded under IFRS first adoption (transition date to IFRS on January 1st, 2009). The ThCh$ 92,991,292 indudes the effects of the purchase option (call) and put option (put) termination between Cencosud S.A. and UBS A.G. London Branch.

The movements of other Reserves and Changes in ownership interest were as follows

Movements of reserves between January 1, 2013 and December 31, 2013 are as follows:

Reserve movement	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves
Initial balance current period January 1, 2013	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)
Change in equity
Other comprehensive income	(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)
Transfer to (from) retained earnings	—	—	—	3,743,479	—	3,743,479
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	—	—	—	—	(404,131)	(404,131)
Total changes in equity	(153,341,863)	(2,789,482)	925,796	3,743,479	(404,131)	(151,866,201)
Closing balance of current year, December 31, 2013	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)

In 2013, the Group acquired the remaining interest of Cencosud Argentina S.A., for a consideration higher than the book value of the investment accounted for under the equity method. As a result, the Group presented this adjustment as a movement of other reserve in the statement of equity amounting to ThCh$404,131.

Movements of reserves between January 1, 2012 and December 31, 2012 are as follows:

Reserve movement	Currency translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves
Initial balance current period January 1, 2012	(233,050,928)	9,825,606	—	4,595,125	15,907,719	(202,722,478)
Change in equity
Other Comprehensive income	(228,923,360)	13,489,862	(523,284)	—	—	(215,956,782)
Increase (decrease) due to transfers and other changes in equity					92,991,291	92,991,291
Transfer to (from) retained earnings.	—	—	—	2,297,560	—	2,297,560
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	—	—	—	—	(160,974,000)	(160,974,000)
Total changes in equity	(228,923,360)	13,489,862	(523,284)	2,297,560	(67,982,709)	(281,641,931)
Closing balance of current year, December 31, 2012	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)

a)	Currency translation reserve: This item includes the exchange rate differences resulted from the conversion of the financial statement of all subsidiaries from their functional currency into the presentation currency of the Group.

b)	Hedging reserves: This reserve includes the effect of the changes in the fair value of certain financial instruments used as cash flow hedges and deemed as effective. These reserves are transferred to income of the period at the end of the life of the instruments’ contracts when the hedged cash flow is realized.

c)	Other reserves: The initial balance shows the effect of the elimination of price-level restatement of book-basis capital under IFRS for the transition year. In 2013, no significant changes were observed.

d)	Actuarial gain (loss) reserve: This reserve is composed of the actuarial gains (losses) and the effect from the return on the pension plan asset that have been recognized over the past two year in relation to the Company’s pension plan Brazil.

e)	Other reserves: This reserve has not shown any transactions during 2013 year.

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

ThCh$
Purchase price	242,681,460
Non-controlling interests acquired	(81,707,460)

Total due to non-controlling interest acquired	160,974,000

Call option asset	(147,470,592)
Put option liability	240,461,884

Total due to options	92,991,292

23.5 Non-controlling interest

Details of the non-controlling shares as of December 31, 2013 and 2012 are as follows:

	Non-controlling Interest Dec 31,	Non-controlling Interest Dec 31,	As of December 31,
	2013	2012	2013	2012
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00010	0.00010	355	229
Cencosud Internacional Ltda.	0.00433	0.00433	52,288	57,892
Costanera Center S.A.	0.00004	0.00004	5	6
Mercado Mayorista P y P Ltda.	10.00000	10.00000	93,871	93,589
Easy S.A.	0.42500	0.42500	421,966	205,874
Comercial Food and Fantasy Ltda.	10.00000	10.00000	(60,110)	(78,606)
Administradora del Centro Comercial
Alto Las Condes Ltda.	55.00000	55.00000	(686,033)	(395,225)
Cencosud Retail S.A.	0.00039	0.00039	228,840	236,856
Jumbo Retail Argentina S.A.	0.07700	0.07700	48,904	147,419
Cencosud Argentina S.A.(*)	0.00000	0.08302	—	409,565
Total			100,086	677,599

(*)	During the 2013 year, the Group acquired the remaining interest of this subsidiary.

Details of the non-controlling interests are as follows, for the years ended December 31, are as follows:

	Non-controlling Interest	Non-controlling interest	Non-controlling interest	Results
	2013	2012	2011	2013	2012	2011
Company	%	%	%	ThCh$	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00010	0.00010	0.00010	51	35	21
Cencosud Internacional Ltda.	0.00433	0.00433	0.00433	2,346	3,372	5,853
Costanera Center S.A.	0.00004	0.00004	0.00004	(1)	(2)	(4)
Mercado Mayorista P y P Ltda.	10.00000	10.00000	10.00000	282		(1,476)
Easy S.A.	0.42500	0.42500	0.42500	71,558	43,190	30,214
Comercial Food and Fantasy Ltda.	10.00000	10.00000	10.00000	17,801	43,694	(24,608)
Administradora del Centro Comercial
Alto Las Condes Ltda.	55.00000	55.00000	55.00000	(290,808)	(340,401)	(174,794)
Cencosud Retail S.A.	0.00039	0.00039	0.04435	33,845	39,914	46,229
Jumbo Retail Argentina S.A.	0.07700	0.07700	38.68320	(627)	3,002,758	10,613,039
Cencosud Argentina S.A.	0.00000	0.08302	0.08302	—	57,955	64,782
Total				(165,553)	2,850,515	10,559,256

On June 29 2012, Cencosud S.A., acquired 38.6062% of Jumbo Retail S.A. shares from UBS, which resulted in a non-controlling interest of 0.077%.

24 Income

The breakdown of ordinary income is as follows:

	For the year ended December 31,
Income by nature	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Sale of goods	9,829,313,975	8,682,771,449	7,195,684,554
Services rendered (**)	301,842,147	268,154,751	220,226,796
Commission(*)	32,325,103	26,647,499	26,447,796
Interests income	177,558,602	171,503,408	162,447,227

Total	10,341,039,827	9,149,077,107	7,604,806,373

(*)	Includes revenues from insurance brokerage, travel agencies, family entertainment centers and customer loyalty program.
(**)	Includes lease revenues from Shopping Centers

100% of the sales made in each country where the Group operates are received in local currency.

25 Breakdown of significant results

The items by function from the Statements of Income are described as follows in 25.1, 25.2 y 25.3.

Expenses by nature of integral income by function	For the year ended December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Cost of sales	7,371,548,597	6,547,831,773	5,434,916,638
Distribution cost	23,931,088	20,233,594	15,017,899
Administrative expenses	2,254,201,864	1,925,414,111	1,513,955,378
Other expenses by function (*)	182,307,997	176,173,759	140,400,227

Total	9,831,989,546	8,669,653,237	7,104,290,142

(*)	Mainly includes marketing expenses.

25.1 Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the year ended December 31,
Expenses by nature	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Cost of goods sold	7,148,156,441	6,318,469,948	5,242,789,902
Other cost of sales	223,392,156	229,361,825	192,126,736
Personnel expenses	1,340,881,800	1,157,677,464	903,313,471
Depreciation and amortization	189,037,674	141,450,398	120,174,307
Distribution cost	23,931,088	20,233,594	15,017,899
Other expenses by function	182,307,997	176,173,759	140,400,227
Utilities and other store related expenses	114,344,589	100,303,114	82,692,345
Cleaning	68,896,478	53,155,225	43,266,099
Safety and security	62,504,253	53,810,657	42,915,213
Maintenance	79,075,709	66,987,807	52,649,260
Professional fees	81,475,579	77,198,032	34,812,393
Bags for Customers	31,457,921	30,774,898	27,299,462
Credit card commission	81,305,782	77,472,181	63,895,227
lease	168,801,648	153,089,337	121,693,558
Other	36,420,431	13,494,998	21,244,043

Total	9,831,989,546	8,669,653,237	7,104,290,142

25.2 Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the year ended December 31,
Personnel expenses	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Salaries	1,047,414,483	916,346,146	711,107,739
Short-term employee benefits	254,831,463	218,779,750	172,828,409
Termination benefits	38,635,854	22,551,568	19,377,323

Total	1,340,881,800	1,157,677,464	903,313,471

25.3 Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

	For the year ended December 31,
Depreciation and amortization	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Depreciation	173,650,390	131,470,020	108,824,680
Amortization	15,387,284	9,980,378	11,349,627

Total	189,037,674	141,450,398	120,174,307

25.4 Other gains (losses)

	For the year ended December 31,
Other gains (loss)	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Sales of Property, plant and equipment	—	7,184,649	—
UBS Call Option	—	(16,258,777)	(18,768,191)
Insurance claims (*)	2,203,829	—	—
Fair value derivatives	29,531,125	4,308,000
Commission under operational agreement	—	—	4,223,587
Other Net Gains and Losses	(5,353,082)	(2,603,227)	1,886,016

Total	26,381,872	(7,369,355)	(12,658,588)

(*)	These insurance recoveries relate to the earthquake affecting the operations in Talcahuano, Chile in 2010, and damages of certain stores in Santiago, Chile due to a fire in 2012.

25.5 Other operating income

	For the year ended December 31,
Other operating income	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Sell Carton & Wraps	3,178,983	2,983,358	5,664,678
Recovery of fees	1,271,807	956,947	862,165
Increase on revaluation of investment properties	95,110,013	98,633,366	72,797,791
Other Income	9,153,179	4,536,399	5,803,243

Total	108,713,982	107,110,070	85,127,877

25.6 Financial results

The following is the financial income detailed for the periods ended:

	For the year ended December 31,
Financial results	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Financial income from cash flow hedging	25,010	267,370	948,151
Other finance income	5,829,603	7,843,098	10,035,950
Financial income	5,854,613	8,110,468	10,984,101

Bank loan expenses	(137,975,837)	(120,611,344)	(68,858,210)
Bond debt expenses	(90,072,133)	(61,010,164)	(57,053,521)
Interest on bank loans	(13,389,526)	(11,487,735)	(7,407,777)
Valuation of financial derivatives expenses	(17,247,078)	(17,912,867)	(10,816,223)

Financial Expenses	(258,684,574)	(211,022,110)	(144,135,731)
Results from UF indexed bonds in Chile	(13,879,380)	(16,126,911)	(24,867,764)
Results from UF indexed Brazil	(6,957,024)	(9,391,256)	(6,420,766)
Results from UF indexed Other	(123,183)	(397,282)

(Losses) gains from indexation	(20,959,587)	(25,915,449)	(31,288,530)
Financial debt IFC-ABN Argentina	(4,821,735)	(5,468,763)	(5,466,649)
Bond debt USA and Peru	(26,103,769)	(2,276,453)	(6,159,487)
Financial debt Peru	(3,830,530)	1,121,237	1,750,021
Financial assets and Financial debt—Colombia	32,577	3,944,181

Exchange difference	(34,723,457)	(2,679,798)	(9,876,115)

Financial results total	(308,513,005)	(231,506,889)	(174,316,275)

26 Corporate income tax

The corporate income tax expense amounts to ThCh$ 96,157,773 ThCh$ 100,488,282 and ThCh$ 119,555,608, for the periods according to the following detail:

Expenses (income) due to income tax, current and deferred portions (presentation)	For the year ended December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Current tax expense	70,790,584	91,010,688	90,637,958
Adjustments to income tax of the prior period		—	—

Total current tax expenses, Net	70,790,584	91,010,688	90,637,958

Deferred tax income (expense) due to taxes arising from the creation and reversal of temporary differences	18,714,831	21,118,918	25,757,361
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	6,652,358	(11,641,324)	3,160,289

Total deferred tax expenses, net	25,367,189	9,477,594	28,917,650

Expense due to income tax	96,157,773	100,488,282	119,555,608

Expenses (income) due to income tax, by source (national, foreign) (presentation)	For the year ended December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Current income tax expense, Net, Foreign	52,504,750	70,950,015	59,211,226
Current income tax expense, Net, Local	47,009,366	20,060,673	31,426,732

Current income tax expense, Net, Total	99,514,116	91,010,688	90,637,958

Deferred income tax expense, Net, Foreign	(9,836,201)	(15,214,306)	22,814,635
Deferred income tax expense, Net, Local	6,479,858	24,691,900	6,103,015

Deferred income tax expense, Net, Total	(3,356,343)	9,477,594	28,917,650

Tax Expense	96,157,773	100,488,282	119,555,608

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

Reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate	For the periods
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Income tax expense using the legal rate	65,204,591	76,399,840	84,141,278

Tax effect of rates in other territories	19,661,979	24,183,407	33,575,867
Non-taxable expenses	6,180,072	15,447,183	9,327,074
Non-taxable income	—	8,103,282	—
Tax Effect of changes in tax rates	6,652,358	(11,641,323)	3,160,289
Effect of share of profit of equity-accounted investee	(2,024,785)	(1,108,276)	(5,783,010)
Price level restatement under tax law	(4,703,865)	(3,853,610)	(4,593,569)
Changes in estimates related to prior years	3,162,638	1,659,565	-272,321

Adjustments to tax expenses using the legal rate,total	30,953,182	32,790,228	35,414,330

Income tax expense using the effective rate	96,157,773	109,190,068	119,555,608

a) Tax losses:

The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad. For the tax losses carry-forward, there are no limits regarding their usage in all jurisdictions where the Group operates, the realization of tax losses is estimated based on the Group future projections.

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

c) Rate of income tax.

The current income tax rate in Chile that affects the company is 20% for the year 2013, modified in 2012 from 18,5% to 20% as a result of a modification of the existing tax laws. The rates that affect its foreign subsidiaries are: 35% in Argentina, 33% in Colombia, 30% in Peru and 34% in Brazil. For Colombia, this current rate was modified from 33% to 34% and enacted in 2013.

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

	For the year ended December 31,
Basic Earnings per Share	2013	2012	2011
Earnings Attributable to instruments of participation in the net equity of the controlling entity	249,930,349	249,958,615	274,332,941

Available income for common shareholders, basic	259,930,349	249,958,615	274,332,941

Weighted average of share number, basic	2,762,910,986	2,327,518,639	2,264,103,215
Earnings per share, basic	90.5	107.4	121.2

The diluted earnings per share are calculated dividing the profits attributable to the Company’s shareholders by the weighted-average of common shares that would be issued if all common shares were converted with diluting effects.

	For the year ended December 31,
Basic Earnings per Share, diluted	2013	2012	2011
Earnings Attributable to instruments of participation in the net equity of the controlling entity	249,930,349	249,958,615	274,332,941
Available income for common shareholders, diluted	249,930,349	249,958,615	274,332,941

Weighted average of share number, diluted	2,783,287,215	2,350,018,639	2,286,603,215
Earnings per share, diluted	89.8	106.4	120

The diluted earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average of common shares that would be issued on the conversion of all dilutive potential ordinary shares are dilutive.

	For the year ended December 31,
Reconciliation of basic and diluted shares	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Weighted average number of shares, basic	2,762,910,986	2,327,518,639	2,264,103,215
Increase in shares from share-based compensation plans	20,376,229	22,500,000	22,500,000

Weighted average number of shares, diluted	2,783,287,215	2,350,018,639	2,286,603,215

28 Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

28.1 Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basis on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

28.2 Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the years ended December 31, 2013, 2012 and 2011 in thousands of Chilean pesos, is the following:

Regional information, by segment

Consolidated statement of profit and loss	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
For the year ended December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	7,682,064,417	205,331,757	1,176,889,876	970,359,682	288,532,801	17,861,294	10,341,039,827
Cost of sales	(5,770,070,404)	(23,340,760)	(787,402,395)	(701,529,624)	(85,754,519)	(3,450,895)	(7,371,548,597)

Gross Margin	1,911,934,013	181,990,997	389,487,481	268,830,058	202,778,282	14,410,399	2,969,491,230

Other revenues by function	12,112,591	95,201,988	238,535	225,651	422,737	512,480	108,713,982
Sales, general and administrative expenses	(1,636,018,294)	(38,231,161)	(309,684,052)	(245,331,298)	(106,006,713)	(125,169,431)	(2,460,440,949)
Financial expenses and income, net	—	—	—	—	—	(252,829,961)	(252,829,961)
Participation in profit or loss of equity method associates	165,512	10,123,927	—	—	—	—	10,289,439
Exchange differences	—	—	—	—	—	(34,723,457)	(34,723,457)
(Losses) from Indexation	—	—	—	—	—	(20,959,587)	(20,959,587)
Other earnings (Losses), net	—	—	—	1,029,785	—	25,352,087	26,381,872
Income tax charge	—	—	—	—	—	(96,157,773)	(96,157,773)
Profit attributable to Non controlling interests	—	—	—	—	—	165,553	165,553

Profit for the year attributable to controlling shareholders, Total	288,253,822	249,085,751	80,041,964	24,754,196	97,194,306	(489,399,690)	249,930,349
Depreciation and amortization	130,205,423	3,949,574	19,481,127	24,609,973	4,237,736	6,553,841	189,037,674

For the year ended December 31, 2012
Revenues from ordinary activities	6,733,610,368	172,103,636	1,063,086,246	886,074,835	282,180,198	12,021,824	9,149,077,107
Cost of sales	(5,057,477,386)	(27,212,848)	(711,500,077)	(644,667,874)	(104,679,588)	(2,294,000)	(6,547,831,773)

Gross Margin	1,676,132,982	144,890,788	351,586,169	241,406,961	177,500,610	9,727,824	2,601,245,334

Other revenues by function	7,095,688	98,906,148	102,797	315,626	99,287	590,524	107,110,070
Sales, general and administrative expenses	(1,368,788,836)	(26,739,071)	(278,043,349)	(221,491,769)	(120,234,929)	(106,523,510)	(2,121,821,464)
Financial expenses and income, net	—	—	—	—	—	(202,911,642)	(202,911,642)
Participation in profit or loss of equity method associates	98,335	5,643,512	—	—	(2,695)	(99,436)	5,639,716
Exchange differences	—	—	—	—	—	(2,679,798)	(2,679,798)
(Losses) from Indexation	—	—	—	—	—	(25,915,449)	(25,915,449)
Other earnings, net	—	—	—	—	—	(7,369,355)	(7,369,355)
Income tax charge	—	—	—	—	—	(100,488,282)	(100,488,282)
Profit attributable to Non controlling interests	—	—	—	—	—	(2,850,515)	(2,850,515)

Profit for the year attributable to controlling shareholders, Total	314,538,169	222,701,377	73,645,617	20,230,818	57,362,273	(438,519,639)	249,958,615

Depreciation and amortization	89,454,327	2,605,979	17,740,121	22,895,958	3,464,356	5,289,657	141,450,398

Consolidated statement of profit and loss	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
For the year ended December 31, 2011
Revenues from ordinary activities	5,556,271,353	129,727,271	948,640,802	690,772,399	267,874,237	11,520,311	7,604,806,373
Cost of sales	(4,177,664,040)	(19,448,911)	(647,337,459)	(499,413,266)	(85,631,767)	(5,421,195)	(5,434,916,638)

Gross Margin	1,378,607,313	110,278,360	301,303,343	191,359,133	182,242,470	6,099,116	2,169,889,735

Other revenues by function	7,519,999	76,522,049	184,669	830,854	52,116	18,190	85,127,877
Sales, general and administrative expenses	(1,086,570,417)	(22,144,624)	(234,196,587)	(162,492,264)	(90,876,852)	(73,092,760)	(1,669,373,504)
Financial expenses and income, net	—	—	—	—	—	(133,151,630)	(133,151,630)
Participation in profit or loss of equity method associates	48,108	5,735,280	—	—	—	(4,828)	5,778,560
Exchange differences	—	—	—	—	—	(9,876,115)	(9,876,115)
(Losses) from Indexation	—	—	—	—	—	(31,288,530)	(31,288,530)
Other earnings, net	—	—	—	—	—	(12,658,588)	(12,658,588)
Income tax charge	—	—	—	—	—	(119,555,608)	(119,555,608)
Comprehensive income and expenses from non-controlling interests	—	—	—	—	—	(10,559,256)	(10,559,256)

Comprehensive income and expenses, Total	299,605,003	170,391,065	67,291,425	29,697,723	91,417,734	(384,070,009)	274,332,941

Depreciation and amortization	76,559,436	2,344,118	16,500,774	17,292,116	2,937,314	4,540,549	120,174,307

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

The financing policy of the Group has been historically getting financed and managing these resources through the Company Holding Cencosud S.A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

28.3 Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the year ended December 31, 2013	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	2,227,303,381	112,838,221	448,703,026	955,776,720	206,881,617	(1,199,583)	3,950,303,382
Cost of sales	(1,667,850,383)	(6,819,735)	(319,188,083)	(689,359,574)	(59,816,671)	(568,775)	(2,743,603,221)

Gross margin	559,452,998	106,018,486	129,514,943	266,417,146	147,064,946	(1,768,358)	1,206,700,161
Argentina
Ordinary income, total	1,786,933,136	69,296,509	682,009,977	—	44,739,642	18,871,615	2,601,850,879
Cost of sales	(1,245,360,758)	(13,833,170)	(434,482,148)	—	(11,406,064)	(2,742,129)	(1,707,824,269)

Gross margin	541,572,378	55,463,339	247,527,829	—	33,333,578	16,129,486	894,026,610

Brazil
Ordinary income, total	2,003,897,962	—	—	—	3,983,225	—	2,007,881,187
Cost of sales	(1,550,663,330)	—	—	—	—	—	(1,550,663,330)

Gross margin	453,234,632				3,983,225	—	457,217,857

Peru
Ordinary income, total	745,469,519	14,555,001	—	14,582,962	25,347,365	189,260	800,144,107
Cost of sales	(565,442,936)	(2,337,166)	—	(12,170,050)	(14,531,784)	(139,991)	(594,621,927)

Gross margin	180,026,583	12,217,835	—	2,412,912	10,815,581	49,269	205,522,180
Colombia
Ordinary income, total	918,460,421	8,642,026	46,176,874	—	7,580,951	—	980,860,272
Cost of sales	(740,752,997)	(350,689)	(33,732,163)	—	—	—	(774,835,849)

Gross margin	177,707,424	8,291,337	12,444,711		7,580,951		206,024,423
Total
Ordinary income, total	7,682,064,419	205,331,757	1,176,889,877	970,359,682	288,532,800	17,861,292	10,341,039,827
Cost of sales	(5,770,070,404)	(23,340,760)	(787,402,394)	(701,529,624)	(85,754,519)	(3,450,895)	(7,371,548,597)

Gross margin	1,911,994,015	181,990,997	389,487,483	268,830,058	202,778,281	14,410,397	2,969,491,230

Gross margin by country and segment

For the year ended December 31, 2012	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	2,057,975,971	93,090,583	400,374,671	886,074,835	223,726,231	1,125,243	3,662,367,534
Cost of sales	(1,560,271,586)	(8,201,277)	(285,324,555)	(644,667,874)	(83,597,726)	(535,983)	(2,582,599,001)

Gross margin	497,704,385	84,889,306	115,050,116	241,406,961	140,128,505	589,260	1,079,768,533

Argentina
Ordinary income, total	1,751,868,719	65,468,487	619,984,596	—	41,237,795	10,588,737	2,489,148,334
Cost of sales	(1,235,669,100)	(14,498,868)	(394,867,272)	—	(10,786,532)	(1,697,425)	(1,657,519,197)

Gross margin	516,199,619	50,969,619	225,117,324	—	30,451,263	8,891,312	831,629,137

Brazil
Ordinary income, total	2,095,104,021	—	—	—	3,675,547	—	2,098,779,568
Cost of sales	(1,639,791,932)	—	—	—	—	—	(1,639,791,932)

Gross margin	455,312,089	—	—	—	3,675,547	—	458,987,636

Peru
Ordinary income, total	718,939,709	6,902,976	—	—	13,613,926	—	739,456,611
Cost of sales	(538,580,882)	(1,071,316)	—	—	(10,516,468)	—	(550,168,666)

Gross margin	180,358,827	5,831,660	—	—	3,097,458	—	189,287,945

Colombia
Ordinary income, total	115,353,699	818,934	42,726,979	—	425,448	—	159,325,060
Cost of sales	(86,414,952)	(29,775)	(31,308,250)	—	—	—	(117,752,977)

Gross margin	28,938,747	789,159	11,418,729	—	425,448	—	41,572,083

Total
Ordinary income, total	6,739,242,119	165,462,046	1,063,086,246	886,074,835	282,253,499	11,713,980	9,149,077,107
Cost of sales	(5,060,728,452)	(23,771,461)	(711,500,077)	(644,667,874)	(104,900,726)	(2,233,408)	(6,547,831,773)

Gross margin	1,678,513,667	141,690,585	351,586,169	241,406,961	177,352,773	9,480,572	2,601,245,334

Gross margin by country and segment

For the year ended December 31, 2011	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	1,826,056,074	64,500,943	367,482,607	690,772,399	222,560,370	(340,328)	3,171,032,065
Cost of sales	(1,392,974,430)	(5,097,011)	(265,945,202)	(499,413,266)	(71,603,835)	(1,679,794)	(2,236,713,538)

Gross margin	433,081,644	59,403,932	101,537,405	191,359,133	150,956,535	(2,020,122)	934,318,527

Argentina
Ordinary income, total	1,553,663,443	59,661,271	541,777,988	—	31,915,370	8,909,899	2,195,927,971
Cost of sales	(1,107,112,515)	(13,577,531)	(352,609,965)	—	(9,346,562)	(2,677,355)	(1,485,323,928)

Gross margin	446,550,928	46,083,740	189,168,023	—	22,568,808	6,232,544	710,604,043

Brazil
Ordinary income, total	1,552,064,331	—	—	—	4,657,306	—	1,556,721,637
Cost of sales	(1,204,385,968)	—	—	—	—	—	(1,204,385,968)

Gross margin	347,678,363	—	—	—	4,657,306	—	352,335,669

Peru
Ordinary income, total	624,487,505	5,565,057	—	—	8,741,190	2,950,742	641,744,494
Cost of sales	(473,191,128)	(774,370)	—	—	(4,681,369)	(1,064,044)	(479,710,911)

Gross margin	151,296,377	4,790,687	—	—	4,059,821	1,886,698	162,033,583

Colombia
Ordinary income, total	—	—	39,380,206	—	—	—	39,380,206
Cost of sales	—	—	(28,782,293)	—	—	—	(28,782,293)

Gross margin	—	—	10,597,913	—	—	—	10,597,913

Total
Ordinary income, total	5,556,271,353	129,727,271	948,640,801	690,772,399	267,874,236	11,520,313	7,604,806,373
Cost of sales	(4,177,664,041)	(19,448,912)	(647,337,460)	(499,413,266)	(85,631,766)	(5,421,193)	(5,434,916,638)

Gross margin	1,378,607,312	110,278,359	301,303,341	191,359,133	182,242,470	6,099,120	2,169,889,735

28.4 Regional information by segment: Total assets

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	126,285,963	3,943,872	10,264,959	13,349,794	16,384,469	1,482,568	171,711,625
Other financial assets, current	—	—	—	—	—	49,583,940	49,583,940
Other non-financial assets, current	7,138,420	665,031	2,067,224	400,880	400,137	933,801	11,605,493
Trade receivables and other receivables, current	395,781,748	23,946,877	65,976,199	35,618,564	605,228,748	6,895,417	1,133,447,553
Trade receivables due from related parties, current	—	432,303	—	—	—	—	432,303
Inventory, current	665,686,232	—	208,372,176	170,848,219	—	—	1,044,906,627
Income tax receivable, current	10,011,982	2,738,250	1,436,634	2,344,763	822,592	5,443,082	22,797,303

Total current assets	1,204,904,345	31,726,333	288,117,192	22,562,220	622,835,946	64,338,808	2,434,484,844
Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	92,405,358	92,405,358
Other non-financial assets, non-current	—	—	—	—	—	38,263,337	38,263,337
Trade receivables and other receivables, non-current	13,923,011	—	—	—	139,992,578	1,924,223	155,839,812
Equity method investments	1,052,894	48,889,260	—	—	—	—	49,942,154
Intangible assets other than goodwill	128,403,643	—	—	136,427,526	205,608,697	101,181,641	571,621,507
Goodwill	—	—	—	—	—	1,696,040,684	1,696,040,684
Property, plant and equipment	2,342,823,658	160,353,883	332,811,904	252,986,187	6,145,009	6,763,227	3,101,883,868
Investment property	—	1,568,432,058	—	—	—	—	1,568,432,058
Income tax assets, non-current	—	—	—	—	—	53,727,039	53,727,039
Deferred income tax assets	—	—	—	—	—	302,593,552	302,593,552

Total non-current assets	2,486,203,206	1,777,675,201	332,811,904	389,413,713	351,746,284	2,292,899,061	7,630,749,369

Total Assets	3,691,107,551	1,809,401,534	620,929,096	611,975,933	974,582,230	2,357,237,869	10,065,234,213

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2012	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current assets
Cash and cash equivalent	159,679,777	6,598,824	15,714,286	28,605,221	26,119,818	1,002,879	237,720,805
Other financial assets, current	—	—	—	—	—	68,166,868	68,166,868
Other non-financial assets, current	6,549,755	922,765	1,637,436	515,597	128,210	719,792	10,473,555
Trade receivables and other receivables, current	358,810,511	33,329,057	66,128,123	28,921,744	571,164,524	272,846	1,058,626,805
Trade receivables due from related parties, current	—	323,624	—	—	—	—	323,624
Inventory, current	573,625,006	—	195,433,976	141,171,004	—	—	910,229,986
Income tax receivable, current	19,366,170	3,431,897	211,075	2,041,795	983,132	5,235,816	31,269,885
Total current assets	1,118,031,219	44,606,167	279,124,896	201,255,361	598,395,684	75,398,201	2,316,811,528
Non-Current Assets
Other non-financial assets, non-current	—	—	—	—	—	41,007,224	41,007,224
Trade receivables and other receivables, non-current	—	—	—	—	—	38,279,832	38,279,832
Equity method investments	12,035,470	—	—	—	128,319,182	1,951,509	142,306,161
Intangible assets other than goodwill	925,203	41,335,198	—	—	—	—	42,260,401
Goodwill	149,549,363	—	—	136,427,526	205,608,697	63,698,360	555,283,946
Property, plant and equipment	—	—	—	—	—	1,728,262,922	1,728,262,922
Investment property	2,273,548,239	171,683,777	360,605,164	270,923,216	8,188,321	49,579,393	3,134,528,110
Income tax assets, non-current	—	1,471,343,789	—	—	—	—	1,471,343,789
Deferred income tax assets	—	—	—	—	—	4,825,534	4,825,534
	—	—	—	—	—	268,680,396	268,680,396

Total non-current assets	2,436,058,275	1,684,362,764	360,605,164	407,350,742	342,116,200	2,196,285,170	7,426,778,315

Total Assets	3,554,089,494	1,728,968,931	639,730,060	608,606,103	940,511,884	2,271,683,371	9,743,589,843

28.5 Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at December 31, 2013	supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Trade accounts payable and other payables	1,378,948,724	43,113,236	247,192,916	204,007,494	65,970,607	18,760,241	1,957,993,218

Regional information by segment Current assets and liabilities at December 31, 2012	supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Trade accounts payable and other payables	1,310,325,495	57,574,132	228,748,697	230,855,777	59,734,593	13,818,625	1,901,057,319

28.6 Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,594,880,919	1,234,539,186	1,483,616,643	1,008,012,702	1,744,184,763	10,065,234,213
Total liabilities	3,609,794,420	696,788,617	658,786,450	394,025,753	444,471,884	5,803,867,124
Net investment	985,086,499	537,750,569	824,830,193	613,986,949	1,299,712,879	4,261,367,089
Percentage of equity	23.1	12.6	19.4	14.4	30.5	100.00
At December 31, 2012
Total assets	4,454,315,307	1,266,718,615	1,397,406,576	895,260,292	1,729,889,053	9,743,589,843
Total liabilities	4,184,663,160	704,020,139	664,303,965	355,619,741	422,771,094	6,331,378,099
Net investment	269,652,147	562,698,476	733,102,611	539,640,551	1,307,117,959	3,412,211,744
Percentage of equity	7.9	16.5	21.5	15.8	38.3	100.00

28.7 Regional information, including intersegments is as follows:

	For the year ended December 31, 2013
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	7,682,064,417	—	7,682,064,417
Shopping	321,500,128	116,168,371	205,331,757
Home Improvement	1,187,795,422	10,905,546	1,176,889,876
Department stores	970,359,682	—	970,359,682
Financial Services	288,532,801	—	288,532,801
Others	17,861,294	—	17,861,294

TOTAL	10,468,113,744	127,073,917	10,341,039,827

	For the year ended December 31, 2012
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	6,733,610,368	—	6,733,610,368
Shopping	274,386,329	102,282,693	172,103,636
Home Improvement	1,071,180,346	8,094,100	1,063,086,246
Department stores	886,074,835	—	886,074,835
Financial Services	282,180,198	—	282,180,198
Others	12,021,824	—	12,021,824

TOTAL	9,259,453,900	110,376,793	9,149,077,107

	For the year ended December 31, 2011
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	5,556,271,353	—	5,556,271,353
Shopping	227,979,409	98,252,138	129,727,271
Home Improvement	958,067,011	9,426,209	948,640,802
Department stores	690,772,399	—	690,772,399
Financial Services	267,874,237	—	267,874,237
Others	11,520,311	—	11,520,311

TOTAL	7,712,484,720	107,678,347	7,604,806,373

28.8 Non-current assets by country

At December 31, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	30,922,885	5,928,669	—	1,404,223	7,560	38,263,337
Trade receivables and other receivables	128,147,510	13,997,371	13,694,931	—	—	155,839,812
Equity Method investments	48,889,260	192,079	—	860,815	—	49,942,154
Intangible assets other than goodwill	372,172,379	10,830,938	74,926,954	100,080,155	13,611,081	571,621,507
Goodwill	246,271,648	3,816,863	555,816,040	248,204,885	641,931,248	1,696,040,684
Property Plant and Equipment	1,216,059,698	377,125,449	389,333,433	330,734,647	788,630,641	3,101,883,868
Investment Property	1,204,788,484	198,805,718	—	134,354,573	30,483,283	1,568,432,058
Income tax assets, non-current	42,963,654	756,141	—	—	10,007,244	53,727,039

Non-current assets—Total	3,290,215,518	611,453,228	1,033,771,358	815,639,298	1,484,671,057	7,235,750,459

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2012	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	31,814,006	6,458,266	—	—	7,560	38,279,832
Trade receivables and other receivables	118,852,275	11,518,280	9,894,674	2,040,932	—	142,306,161
Equity Method investments	41,335,198	207,360	—	717,843	—	42,260,401
Intangible assets other than goodwill	375,119,049	2,710,169	68,122,032	101,138,070	8,194,626	555,283,946
Goodwill	183,263,734	4,543,137	586,438,275	249,078,613	704,939,163	1,728,262,922
Property Plant and Equipment	1,344,756,731	461,852,383	327,480,746	311,768,451	688,669,799	3,134,528,110
Investment Property	1,076,383,068	233,206,607	—	129,920,885	31,833,229	1,471,343,789
Income tax assets, non-current	3,372,209	749,322	—	—	704,003	4,825,534

Non-current assets—Total	3,174,896,270	721,245,524	991,935,727	794,664,794	1,434,348,380	7,117,090,695

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

28.9	Consolidated Cash Flow by segment:

Regional information by segment Consolidated Segment Cash Flows at December 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	297,980,105	116,800,693	(11,153,014)	29,766,009	61,466,198	(102,441,199)	364,782,043
Net cash flows from (used in) investing activities	(250,966,957)	(56,305,223)	(27,988,274)	(14,195,064)	(11,226,681)	40,174,729	(320,507,470)
Net cash flows from (used in) financing activities	(50,396,245)	(63,007,924)	34,736,268	(30,826,372)	(59,941,493)	62,406,390	(107,029,376)

Regional information by segment Consolidated Segment Cash Flows at December 31, 2012	supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	511,615,028	138,682,474	59,899,058	37,800,248	60,778,455	(90,060,644)	718,714,619
Net cash flows from (used in) investing activities	(1,597,987,512)	(169,430,593)	(30,630,553)	(35,053,881)	2,525,737	(42,990,865)	(1,873,567,667)
Net cash flows from (used in) financing activities	1,144,256,989	35,772,502	(21,716,322)	11,406,894	(56,969,377)	133,326,730	1,246,077,416

28.10 Additions to non-current assets:

As of December 31, 2013	supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	185,955,442	13,119,685	15,953,772	21,905,020	726,912	6,924,556	244,585,387
Intangible asset, other that goodwill	16,598,139	17,128	968,004	1,923,291	3,057,342	14,031,338	36,595,242
Goodwill	—	—	—	—	—	—	—
Investment properties	—	37,900,602	—	—	—	—	37,900,602

Total additions	202,553,581	51,037,415	16,921,776	23,828,311	3,784,254	20,955,894	319,081,231

As of December 31, 2012	supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	316,780,246	40,112,736	17,947,342	25,922,027	2,092,519	16,535,516	419,780,246
Property plant and equipment, acquired through a business combination	724,218,712	47,487,088	—	—	—	—	771,705,800
Intangible asset, other that goodwill	12,444,256	221,261	84,799	206,460	2,325,881	3,285,760	18,568,417
Intangible asset, other that goodwill, acquired through a business combination	35,255,359	—	—	—	—	—	35,255,359
Goodwill	806,376,332	—	—	—	—	—	806,376,332
Investment properties	—	95,302,864	—	—	—	—	95,302,864

Total additions	1,895,074,905	183,123,949	18,032,141	26,128,487	4,418,400	19,821,276	2,146,599,158

28.11 Banco Paris:

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2013 and December 31, 2012.

	As of December 31,
Assets	2013	2012
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	15,352,349	23,896,165
Other financial assets, current	8,785,942	—
Trade receivables and other receivables	129,922,520	101,261,110
Current tax assets	460,086	585,892

Total current assets	154,520,897	125,743,167

Non-current assets
Trade receivable and other receivables, non-current	102,904,388	94,451,338
Receivables from related entities	38,010	566,484
Equity method investment	11,707	11,707
Intangible assets other than goodwill	3,175,651	2,667,657
Property, plant and equipment	1,284,878	1,269,846
Deferred income tax assets	2,451,102	3,463,815

Total non-current assets	109,865,736	102,430,847

Total assets	264,386,633	228,174,014

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2013 and December 31, 2012.

	As of December 31,
Net equity and liabilities	2013	2012
	ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	152,017,643	126,924,707
Trade payables and other payables	9,367,366	4,193,313
Current income tax liabilities	543,641	98,070
Current provision for employee benefits	539,068	539,753
Total current liabilities	162,467,718	131,755,843

Non-current liabilities
Other financial liabilities,	58,435,417	57,093,700
Trade accounts payables	1,334,706	631,197
Deferred income tax liabilities	1,292,601	1,623,259

Total non-current liabilities	61,062,724	59,348,156

Total liabilities	223,530,442	191,103,999

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	5,398,170	(2,324,000)
Other reserves	(4,121,400)	(185,406)

Net equity attributable to controlling shareholders	40,856,191	37,070,015
Non-controlling interest	—	—

Total net equity	40,856,191	37,070,015

Total net equity and liabilities	264,386,633	228,174,014

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2013 and December 31, 2012.

	For the year ended December 31,
Statement of integral profit and loss	2013	2012
	ThCh$	ThCh$
Revenues from ordinary activities	48,375,633	36,388,016
Cost of Sales	(458,483)	(4,913,680)

Gross Margin	47,917,150	31,474,336
Administrative expenses	(28,108,339)	(27,328,182)
Financial income	144,562	120,992
Financial expenses	(13,389,526)	(11,487,735)
Exchange differences	(594)	(9,048)

Profit before tax	6,563,253	(7,232,333)
Income tax charge	(1,159,782)	1,580,324

Profit from ongoing operations	5,403,471	(5,649,314)

Net income	5,403,471	(5,649,314)

29 Restrictions, contingencies, legal proceedings and other matters

•	The subsidiary Cencosud S.A. (Argentina) has counter guaranteed with fixed assets certain guarantee deposits received from concessionaires. The pledged assets are mortgaged real estate with guarantee deposits received for 2013 and 2012 of ThCh$ 3,186,327 and ThCh$ 3,622,226, respectively. (See note 31.2 and 31.3)

•	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of year-end. The amounts of these claims are covered by a civil liability insurance policy.

•	A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

The contingencies and legal proceedings disclosed above are deemed to be of a possible outcome.

30 Leases

The Company leases installations, land, equipment and other assets under operating lease agreements.

The agreements have diverse durations and expiration periods, renewal rights and indexation clauses, which are mainly related to the inflation rate in the countries where the contracts are held.

30.1 Operating leases.

The Minimum Future Payments of leases, as a Lessee as of December 31, 2013 and 2012 are detailed below:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Up to one year	132,974,984	124,354,758
Between two and up to five years	492,226,414	470,134,378
Over five years	1,328,213,321	1,155,042,379

Total	1,953,414,719	1,749,531,515

Lease payments and subleases recognized in the statement of profit and loss:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Minimum payments from operational leases	155,286,694	125,765,684
Contingent leases from operational leases	13,514,956	16,479,307

Total	168,801,650	142,244,991

The Minimum Future payments of leases, as a Lessor as of December 31, 2013 and 2012 are detailed below:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Up to one year	132,839,245	113,114,028
Between two and five years	326,247,569	257,755,799
Over five years	95,137,675	68,874,974

Total	554,224,489	439,744,801

The contingent income recognized in the statement of income amounts to ThCh$ 27.642.623 (ThCh$ 23,996,512 as of December 31, 2012).

The Company has no individually significant operating leases, nor are there restrictions on the distribution of dividends or on incurring other leasing contracts or debt. All the contracts are at market values.

30.2 Financial leases

In Other property, plant and equipment are assets acquired under finance leases.

	Balance as of,
	31/12/2013	31/12/2012
Property, plant and equipment, net	ThCh$	ThCh$
Land	8,026,326	8,804,193
Buildings	18,188,677	15,322,744
Information technology equipment	10,716,244	845,667
fixed installations and accessories	—	2,630,647
Equipment	151,656	8,178,650
Vehicles	394,144	960,694

Total	37,477,047	36,742,595

The values of the future payments under these leases are as follows:

	31/12/2013
Reconciliation of minimum lease payments	Present Value ThCh$	Interest ThCh$	Gross ThCh$
Less than one year	4,808,673	601,673	5,410,346
Between one and five years	10,357,480	2,417,808	12,775,288
More than five years	17,421,599	1,566,124	18,987,723

Total	32,587,752	4,585,605	37,173,357

	31/12/2012
Reconciliation of minimum lease payments	Present Value ThCh$	Interest ThCh$	Gross ThCh$
Less than one year	5,453,350	749,024	6,202,374
Between one and five years	10,766,639	2,795,194	13,561,833
More than five years	17,830,108	(922,093)	16,908,015

Total	34,050,097	2,622,125	36,672,222

31 Guarantees with third parties

The detail of the guarantees obtained is the following:

31.1 Guarantees received by project.

The amounts detailed below are related to off statements of financial position arrangement.

	As of December 31,
Grantor of the guarantee	2013	2012
	ThCh$	ThCh$
Constructora INALCO S.A.	378,304	167,147
Constructora Trebol Ltda.	—	105,136
Salfa Construcción S.A.	422,382	318,932
Ascensores OTIS Chile Ltda.	—	50,308
Constructora Cruzat S.A.	—	66,030
Traancura Ing. Constr. Ltda.	—	98,829
Constructora Cuevas y Purcell S.A.	335,449	1,094,558
Inmobiliaria y Constructora Class Ltda.	48,868	—
Empresa Constructora D L P Ltda.	58,024	—
Other Guarantees obtained for work completion	7,337	206,080

Total guarantees obtained for work completion	1,250,364	2,107,020
Guarantees received for store leases	8,403,703	8,214,781

Total guarantees obtained	9,654,067	10,321,801

31.2 Direct guarantees

	Debtor			Committed Assets
Guarantee creditor	Name	Relation	Guarantee type	Type	Book value 2013	Book value 2012
					ThCh$	ThCh$
Other	Cencosud S.A Argentina	Subsidiary	Mortgage	Property, plant and equipment	3,186,327	3,622,226

Total property, plant and equipment					3,186,327	3,622,226

31.3 Debt Balance from Direct Guarantees

	Debtor
Guarantee creditor	Name	Relation	Guarantee type	Book value 2013	Book value 2012
				ThCh$	ThCh$
Other	Cencosud S.A Argentina	Subsidiary	Mortgage	3,186,327	3,622,226

Total property, plant and equipment				3,186,327	3,622,226

32 Personnel distribution

The distribution of personnel of the Company is the following:

	As of December 31, 2013
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	15	767	396	1,178	1,170
Subsidiaries in Chile—Argentina Brazil—Peru—Colombia	1,454	12,794	138,212	152,460	153,254

Total	1,469	13,561	138,608	153,638	154,424

	As of December 31, 2012
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	16	681	415	1,112	1,038
Subsidiaries in Chile—Argentina—Brazil—Peru—Colombia	1,068	14,574	141,213	156,855	141,637

Total	1,084	15,255	141,628	157,967	142,675

33 Stock options

As of December 31, 2013, the Company has a share-based compensation plan for executives of Cencosud S.A. and Affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives
Nature of the arrangement	2014 retention plan for executives
Date of grant	September 2013
Number of instruments granted	22,640,254 shares
Exercise price	Ch$ 2,600
Share price at granted date	Ch$ 2,071
Vesting	0.9; 1.9; 2.9; 3.9 years
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
  Company’s sole discretion.

Settlement	Shares
Data used in the options pricing model:
Weighted average price of shares used	Ch$ 2,071
Exercise price	Ch$ 2,600
Expected volatility	23.4%
Expected term at grant day (in years)	0.9; 1.9; 2.9; 3.9 years
Risk free interest rate	5.0%
Expected dividends (dividends yield)	1%
Anticipated % of executives leaving the plan (at grant date)	10%
Fair value of the option at the grant date	Ch$ 157.49

As of December 31, 2012, the Company has the following compensation plans for executives, which during the month ofApril2013on the rights-based compensation plan for executives options were exercised Cencosud SA and subsidiaries that held the company. Details of the plans are described below:

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

Settlement	Shares	Shares
Data used in the options pricing model:
Weighted average price of shanes used	Ch$ 1,766.8	Ch$ 1,766.8
Exercise price	Ch$ 1,750	Ch$ 1,750
Expected volatility	16.0%	16.0%
Expected term at grant day (in years)	3.3	3.3
Risk free interest rate	4.7%	4.7%
Expected dividends (dividends yield)	0%	0%
Anticipated % of executives leaving the plan (at grant date)	10%	10%
Fair value of the option at the grant date	Ch$ 331.87	Ch$ 331.87

	Numbers of shares
Stock options granted to key executives	2013	2012
1) Outstanding as of the beginning of the period	18,443,792	22,717,830
2) Granted during the period	26,374,148	303,250
3) Forfeited during the period	(875,474)	(4,577,288)
4) Exercised during the period	21,931,802	—
5) Expired at the end of the period	—	—
6) Outstanding at the end of the period	22,010,664	18,443,792
7) Vested and expected to vest at the end of the period	22,010,664	18,443,792
8) Eligible for exercise at the end of the period	370	250

Stock options—Impact in P&L	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Impact in the profit and loss statement	3,743,479	2,297,559	2,297,562

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

At the end of each reporting period, the Company revises its estimates of the number of options that can be exercised. The estimated number of options to be exercised is 22,010,664 and 18,443,792 shares at December 31, 2013 and December 31, 2012, respectively.

In relation to the 2014 Retention Plan, the outstanding options as of December 31, 2013 had a weighted-average contractual life of 1.92 years. Incentive plans for retention and incentive, both had a weighted average contractual life of 0.31 year as of December 31, 2012

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

34 Environmental matters

As of December 31, 2013 and 2012, the Company has not made disbursements related to the protection of the environment, and there are no future commitments with regards to this matter.

35 Sanctions

At December 31, 2013 and December 31, 2012 the Superintendence of Securities and Insurance and other administrative authorities have not applied sanctions to the Company or its Directors

35 Subsequent events

On April 1, 2014 the Group announced the successful refinancing of its liabilities to the amount of approximately USD 770 million, thus, reducing its debt payments for 2014 to USD 650 million and to USD 120 million for 2015 and reducing its liquidity requirements for the next 24 months. This successful refinancing is in line with the Group´s financial strategy which is to seek to extend payment terms for our debts in order to shift focus to the operations and ultimately deleverage the Group.

Between the date of issuance of these consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.