Form 20-F
period 2014-12-31
Cencosud S.A.
filed 2015-04-30
CIK 1544856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2014

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

+56 (2) 2959-0804

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

None

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2014: 2,828,723,963 Common Shares, no par value

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

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or the global markets;

•	changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries;

•	the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; or elsewhere in Latin American or global markets.

•	high levels of inflation or deflation;

•	unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms;

•	movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices;

•	changes in, or failure to comply with, applicable regulations, or changes in taxes;

•	loss of market share or changes in competition and pricing environments in the industries in which we operate;

•	difficulties in successfully integrating recent and future acquisitions into our operations;

•	our inability to hedge certain risks economically;

•	changes in consumer spending and saving habits;

•	implementation of new technologies;

•	limitations on our ability to open new stores and operate them profitably;

•	difficulties in completing proposed store openings, expansions or remodelings;

•	difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and

•	the factors discussed under the section entitled “Risk Factors” in this annual report as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that the expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

In this annual report, unless otherwise specified or if the context so requires:

•	References to the terms “Cencosud S.A.,” “we,” “us,” “our,” and “our company” refer to the registrant, Cencosud S.A., a corporation organized under the form of a sociedad anónima under the laws of Chile, and its consolidated subsidiaries, unless otherwise indicated.

•	References to “$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” are to U.S. dollars.

•	References to “Chilean pesos” or “Ch$” are to Chilean pesos, the official currency of Chile.

•	References to “Argentine pesos” or “Ar$” are to Argentine pesos, the official currency of Argentina.

•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian real, the official currency of Brazil.

•	References to “Nuevo Sol,” “Nuevos Soles” or “S/.” are to Peruvian nuevos soles, the official currency of Peru.

•	References to “Colombian pesos” or “Col$” are to Colombian pesos, the official currency of Colombia.

•	References to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Institute of Statistics”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean consumer price index during the prior calendar month. As of December 31, 2014, UF1.00 was equivalent to U.S.$40.58 and Ch$24,627.101, in each case based on the observed exchange rate reported by the Central Bank of Chile.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. Unless otherwise indicated, the exchange rate used in converting Chilean pesos into U.S. dollars for amounts presented as of and for the year ended December 31, 2014 is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (the “Chilean Central Bank”) for December 31, 2014, which was Ch$606.75 per U.S.$1.00. The rates reported by the Chilean Central Bank for December 31, 2014 are based upon the observed exchange rate published by the Chilean Central Bank on the first business day following the respective period. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Financial Statements

The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”), which we refer to in this annual report as our “Audited Consolidated Financial Statements.” Our date of adoption of IFRS was January 1, 2010.

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

Unless otherwise noted, the financial data presented herein as of and for each of the five years ended December 31, 2014 is stated in Chilean pesos, our functional and reporting currency.

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

The financial statements as of and for the year ended December 31, 2013 presented in this form 20-F differ from the local financial statements as of and for the year ended December 31, 2013 published in Chile on March 28, 2014 and furnished to the SEC on form 6K on March 31, 2014, due to the inclusion in this report of a Ch$20,000 million lawsuit provision related to the April 24, 2013 ruling from the Chilean Supreme Court on the Class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Service) against Cencosud Administradora de Tarjetas S.A. (“CAT”). For further information on this matter, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” in this Annual Report. Financial statements presented in this annual report also differ due to the inclusion of the effect on deferred income tax liabilities of the Chilean tax reform that took place in 2014 as an effect on equity for the financial statements filed with our regulator in Chile in accordance with regulator issue Circular 856 dated October of 17, 2014. The effect of the Chilean tax reform on the financial statements included herein was against the company’s results in accordance with IAS 12. Please see Note 2 of the Financial Statements.

On June 20, 2014, Cencosud, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement (the “Joint Venture Framework Agreement”) with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile (hereinafter, the “Business”). The Joint Venture Framework Agreement provides that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a subsidiary of Cencosud that is in the business of issuing credit cards, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A. and Cencosud Corredores de Seguros y Servicios Ltda., or other companies to be established by Cencosud for purposes of the Joint Venture Framework Agreement, to assist in developing the Business, including information processing and collection activities related thereto (together with CAT, hereinafter, the “Subject Companies”). As part of the agreement, Scotiabank Chile will acquire a fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest of each of the Subject Companies. This framework agreement has a lifespan of 15 years.

Cencosud prepares and reports its financial statements under IFRS. Under IFRS Standard N 5 (“IFRS 5”), “Disposal of subsidiaries, business and non-current assets”, the Subject Companies, which comprise the Chilean portion of our financial services segment, are considered as of June 20, 2014, to be “Assets held for sale” as a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Joint Venture Framework Agreement, the occurrence of which received Chilean regulatory approval for its full execution on April 13, 2015. We expect full execution of the framework agreement in early May 2015.

IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets shall cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, and be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or in the financial statements themselves. IFRS 5 requires that a company “re-present” its financial disclosure of discontinued operations for all prior periods presented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

Special Note Regarding Non-IFRS Financial Measures

This annual report makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA from continuing operations. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

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

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Year ended December 31,
	2014	2014	2013	2012	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)
Profit attributable to controlling shareholders	251	152,233	241,408	216,911	241,329	258,384
Profit attributable to non-controlling shareholders	(1)	(748)	166	2,851	10,559	10,220
Profit from Continuing Operations	250	151,485	241,573	219,762	251,888	268,604
Financial expense (net)	355	(215,456)	(217,857)	(170,399)	(105,054)	(59,680)
Income tax charge	(208)	(125,932)	(94,068)	(92,226)	(111,305)	(67,361)
EBIT from Continuing Operations	812	492,872	553,498	482,387	468,247	395,645
Depreciation and amortization	(330)	(200,043)	(189,038)	(138,941)	(117,498)	(162,995)
EBITDA from Continuing Operations	1,142	692,915	742,536	713,553	585,745	558,639
Exchange differences	(39)	(23,643)	(25,054)	(12,053)	(1,577)	(2,051)
Increase on revaluation of investment properties(1)	166	100,773	95,110	98,633	72,798	37,573
Losses from indexation	(65)	(39,576)	(18,885)	(23,538)	(27,641)	(16,705)
Adjusted EBITDA from Continuing Operations	1,080	655,361	691,365	650,510	539,011	502,310
As a % of revenues
Profit from Continuing Operations	1.4%	1.4%	2.4%	2.5%	3.3%	4.3%
Financial income (expenses)	(2.0)%	(2.0)%	(2.1)%	(1.9)%	(1.4)%	(1.0)%
Income tax charge	(1.2)%	(1.2)%	(0.9)%	(1.0)%	(1.5)%	(1.1)%
EBIT from Continuing Operations	4.6%	4.6%	5.5%	5.4%	6.2%	6.6%
Depreciation and amortization	(1.9)%	(1.9)%	(1.9)%	(1.6)%	(1.5)%	(2.7)%
EBITDA from Continuing Operations	6.5%	6.5%	7.3%	8.0%	7.7%	9.3%
Exchange differences	(0.2)%	(0.2)%	(0.2)%	(0.1)%	(0.0)%	(0.0)%
Increase on revaluation of investment properties(1)	0.9%	0.9%	0.9%	1.1%	1.0%	0.6%
Losses from indexation	(0.4)%	(0.4)%	(0.2)%	(0.3)%	(0.4)%	(0.3)%
Adjusted EBITDA from Continuing Operations	6.1%	6.1%	6.8%	7.3%	7.1%	8.3%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA from continuing operations and to Adjusted EBITDA from continuing operations per business segment is included below:

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
					Continuing Operations		Continuing Operations
	Year ended December 31, 2014 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	289,603	259,362	98,786	(4,575)	36,100	(527,042)	152,233
Profit attributable to non-controlling shareholders	—	—	—	—	—	(748)	(748)
Profit from Continuing Operations	289,603	259,362	98,786	(4,575)	36,100	(527,790)	151,485

Financial expense (net)						(215,456)	(215,456)

Income tax charge						(125,932)	(125,932)

EBIT from continuing operations	289,603	259,362	98,786	(4,575)	36,100	(186,403)	492,872

Depreciation and amortization	(134,505)	(5,488)	(20,363)	(26,429)	(1,942)	(11,316)	(200,043)

EBITDA from continuing operations	424,108	264,849	119,148	21,854	38,042	(175,087)	692,915

Exchange differences						(23,643)	(23,643)

Increase on revaluation of investment properties(1)		114,438					114,438

Losses from indexation						(39,576)	(39,576)

Adjusted EBITDA from continuing operations	424,108	150,412	119,148	21,854	38,042	(111,868)	641,696

As a % of revenues	5.2%	70.0%	9.8%	2.2%	32.3%	N.A.	6.0%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
					Continuing Operations		Continuing Operations
	Year ended December 31, 2013 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	304,654	247,586	80,042	24,754	40,046	(455,510)	241,573
Profit attributable to non-controlling shareholders	—	—	—	—	—	(165)	(165)
Profit from Continuing Operations	304,654	247,586	80,042	24,754	40,046	(455,675)	241,408

Financial expense (net)	—	—	—	—	—	(217,857)	(217,857)

Income tax charge	—	—	—	—	—	(94,068)	(94,068)

EBIT from continuing operations	304,654	247,586	80,042	24,754	40,046	(143,750)	553,333

Depreciation and amortization	(130,205)	(3,950)	(19,481)	(24,610)	(4,238)	(6,554)	(189,038)

EBITDA from continuing operations	434,859	251,536	99,523	49,364	44,284	(137,196)	742,371

Exchange differences	—	—	—	—	—	(25,054)	(25,054)

Increase on revaluation of investment properties(1)	—	95,110	—	—	—	—	95,110

Losses from indexation	—	—	—	—	—	(18,885)	(18,885)

Adjusted EBITDA from continuing operations	434,859	156,426	99,523	49,364	44,284	(93,257)	691,200

As a % of revenues	5.7%	76.2%	8.5%	5.1%	54.2%	N.A.	6.8%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

Information by segment	Supermarkets	Shopping Centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
					Continuing Operations		Continuing Operations
	Year ended December 31, 2012 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	314,538	222,701	73,646	20,231	(9,431)	(404,773)	216,911
Profit attributable to non-controlling shareholders	—	—	—	—	—	2,851	2,851
Profit from Continuing Operations	314,538	222,701	73,646	20,231	(9,431)	(401,923)	219,762

Financial expense (net)	—	—	—	—	—	(170,399)	(170,399)

Income tax charge	—	—	—	—	—	(92,226)	(92,226)

EBIT from continuing operations	314,538	222,701	73,646	20,231	(9,431)	(139,298)	482,387

Depreciation and amortization	(89,454)	(2,606)	(17,740)	(22,896)	(955)	(5,290)	(138,941)

EBITDA from continuing operations	403,992	225,307	91,386	43,127	(8,476)	(134,008)	621,328

Exchange differences	—	—	—	—	—	(12,053)	(12,053)

Increase on revaluation of investment properties(1)	—	98,633	—	—	—	—	98,633

Losses from indexation	—	—	—	—	—	(23,538)	(23,538)

Adjusted EBITDA from continuing operations	403,992	126,674	91,386	43,127	(8,476)	(98,418)	558,285

As a % of revenues	6.0%	73.6%	8.6%	4.9%	(14.5)%	N/A	6.3%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
					Continuing Operations		Continuing Operations
	Year ended December 31, 2011 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	299,605	170,391	67,291	29,698	6,964	(332,621)	241,329
Profit attributable to non-controlling shareholders	—	—	—	—	—	10,559	10,559
Profit from Continuing Operations	299,605	170,391	67,291	29,698	6,964	(322,062)	251,888

Financial expense (net)	—	—	—	—	—	(105,054)	(105,054)

Income tax charge	—	—	—	—	—	(111,305)	(111,305)

EBIT from continuing operations	299,605	170,391	67,291	29,698	6,964	(105,703)	468,247
Depreciation and amortization	(76,559)	(2,344)	(16,501)	(17,292)	(261)	(4,541)	(117,498)
EBITDA from continuing operations	376,164	172,735	83,792	46,990	7,225	(101,162)	585,745
Exchange differences	—	—	—	—	—	(1,577)	(1,577)

Increase on revaluation of investment properties(1)	—	72,798	—	—	—	—	72,798
Losses from indexation	—	—	—	—	—	(27,641)	(27,641)
Adjusted EBITDA from continuing operations	376,164	99,937	83,792	46,990	7,225	(75,097)	539,011
As a % of revenues	6.8%	77.0%	8.8%	6.8%	2.7%	N/A	7.1%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

Information by segment	Supermarkets	Shopping centers	Home improvement Stores	Department stores	Financial services continuing operations	Other	Consolidated total continuing operations
	Year ended December 31, 2010 (in millions of Ch$)

Profit (loss) attributable to controlling shareholders	249,364	122,349	53,352	24,584	36,162	(227,427)	258,384
Profit attributable to non-controlling shareholders	—	—	—	—	—	10,220	10,220
Net Income	249,364	122,349	53,352	24,584	36,162	(217,207)	268,604
Financial Expense (net)	—	—	—	—	—	(59,680)	(59,680)
Income tax charge						(67,361)	(67,361)
EBIT from continuing operations	249,364	122,349	53,352	24,584	36,162	(90,166)	395,645
Depreciation and amortization	(58,347)	(4,300)	(16,435)	(16,211)	(181)	(67,520)	(162,995)
EBITDA from continuing operations	307,711	126,649	69,787	40,795	36,343	(22,646)	558,639
Exchange differences	—	—	—	—	—	(2,051)	(2,051)
Increase on revaluation of investment properties(1)	—	37,573	—	—	—		37,573
Losses from indexation						(16,705)	(16,705)
Adjusted EBITDA from continuing operations	307,711	89,076	69,787	40,795	36,343	(41,402)	502,310
As a % of revenues	6.9%	76.1%	8.5%	6.6%	170.8%	N/A	8.3%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

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

Chile

Market data and other statistical information (other than with respect to our financial results and performance) used throughout this annual report are based on independent industry publications, government publications, reports by market research firms or other published independent sources, such as the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics, or “INE”), a governmental agency that publishes information based on its independent data, the Asociación Gremial de Supermercados de Chile (the Chilean Supermarkets Association, or “ASACH”), which publishes certain data with respect to supermarkets in Chile, and A.C. Nielsen Chile S.A., which publishes data with respect to the supermarket industry in Chile. Certain other shopping center statistics for Chile are published by the International Council for Shopping Centers.

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

Other Information

According to the ASACH, “hypermarkets” are defined as retail stores with more than 10,000 square meters of selling space, offering more than 25,000 products and having more than 40 cashiers. ASACH defines “supermarkets” as retail stores having up to 6,000 square meters of selling space, between 400 and 10,000 products and ten to 25 cashiers. We consolidate the results of our supermarkets and hypermarkets under our “supermarkets” segment. Therefore, unless otherwise noted, our discussions of “supermarkets” in this annual report include our Santa Isabel supermarkets, Jumbo hypermarkets and supermarkets in Chile, Disco and Super Vea supermarkets and Jumbo hypermarkets and supermarkets in Argentina, Bretas, GBarbosa, Mercantil Rodrigues, Perini and Prezunic supermarkets in Brazil, Jumbo and Metro supermarkets in Colombia and Wong and Metro supermarkets and hypermarkets in Peru. By “home improvement” stores we mean retail establishments that sell a wide assortment of building materials and home improvement and lawn and garden products and provide certain related services. Our “home improvement stores” refer to our home improvement stores operated under the Easy and Blaisten brand names, including our Easy stores in Chile, Argentina and Colombia. By “department stores” we mean retail establishments that market a varied assortment of apparel, electronic and household goods. These stores currently operate in Chile and Peru under our Paris and Johnson brands. References to “stores” refer collectively to our hypermarkets, supermarkets, department stores and home improvement stores.

One meter equals approximately 3.3 feet or 1.1 yards and one square meter equals approximately 10.8 square feet.

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this annual report include: Jumbo®, Jumbo Más®, Easy®, Más Easy®, Santa Isabel®, Disco®, Vea®, Super Vea®, Blaisten®, Johnson®, Paris®, Más Paris®, Seguros Cencosud®, Banco Paris®, Circulo Más®, Wong®, Metro®, GBarbosa®, Perini®, Bretas®, Mercantil Rodrigues®, Nectar® , which is replaced by the brand Cencosud Puntos® as our loyalty program as of March 31, 2014 in Chile and Colombia) , Tarjeta Cencosud®, Banco Cencosud®, Costaner Center®, Vive Chevere® and Prezunic®, each of which may be registered or trademarked in any of Argentina, Brazil, Chile, Colombia, Peru or other jurisdictions. Solely for convenience, we may refer to our trademarks, service marks and trade names in this annual report without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights to our trademarks, service marks and trade names. Each trademark, trade name or service mark of any other company appearing in this annual report is, to our knowledge, owned by such other company.

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

The financial information as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 has been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report. The selected statement of operations data with respect to fiscal year ended December 31, 2011 and 2010 and the selected balance sheet data as of December 31, 2012 have been derived from the Company’s consolidated financial statements not included herein. We maintain our books and records in Chilean pesos and prepare consolidated financial statements in accordance with IFRS. Our date of adoption of IFRS was January 1, 2010. The following financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements included elsewhere in this annual report.

Unless otherwise noted, U.S. dollar amounts have been translated from Chilean pesos based on the dólar observado, or observed exchange rate of Ch$606.75 per U.S.$1.00 as of December 31, 2014, as reported by the Chilean Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

In our opinion, the summary consolidated financial data presented in the tables below includes all adjustments necessary to present fairly in all material respects our financial condition and results of operations at the dates and the periods presented. The results of operations presented below are not necessarily indicative of future performance.

	Year ended December 31,
Income statement data:	2014	2014	2013	2012	2011	2010
	(in millions of U.S.$)			(in millions of Ch$)
Revenues from ordinary activities, continuing operations:
Supermarkets	13,447	8,159,237	7,682,993	6,733,610	5,556,271	4,452,759
Home improvement stores	2,019	1,225,616	1,176,890	1,063,086	948,641	819,838
Department stores	1,634	991,442	970,360	886,075	690,772	622,719
Shopping Centers	354	214,850	205,332	172,104	129,727	116,991
Financial Services	194	117,679	81,651	58,454	267,874	21,283
Other(1)	4	2,205	16,932	12,022	11,520	3,657
Total revenues from ordinary activities	17,653	10,711,029	10,134,158	8,925,351	7,604,806	6,236,974

	Year ended December 31,
Income statement data:	2014	2014	2013	2012	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)
Cost of sales:
Supermarkets	(10,225)	(6,204,110)	(5,782,590)	(5,057,477)	(4,177,664)	(3,355,796)
Home improvement stores	(1,319)	(800,342)	(787,402)	(711,500)	(647,337)	(561,006)
Department stores	(1,222)	(741,279)	(701,530)	(644,668)	(499,413)	(446,769)
Shopping Centers	(46)	(28,029)	(23,341)	(27,213)	(19,448)	(17,858)
Financial Services	(64)	(39,046)	(25,938)	(21,082)	(14,028)	(6,102)
Other (1)	(3)	(1,967)	(3,451)	(2,294)	(5,421)	(5,343)
Total cost of sales	(12,880)	(7,814,773)	(7,324,252)	(6,464,234)	(5,363,313)	(4,392,874)
Gross profit:
Supermarkets	3,222	1,955,127	1,900,404	1,676,133	1,378,607	1,096,963
Home improvement stores	701	425,275	389,487	351,586	301,303	258,832
Department stores	412	250,163	268,830	241,407	191,359	175,950
Shopping Centers	308	186,821	181,991	144,891	110,278	99,133
Financial Services	130	78,632	55,713	37,372	31,286	15,181
Other(1)	0	238	13,481	9,728	6,099	(1,686)
Total gross profit	4,773	2,896,256	2,809,907	2,461,117	2,018,933	1,644,373
Administrative expenses, distribution costs and other expenses	(4,113)	(2,495,436)	(2,357,582)	(2,048,390)	(1,602,881)	(1,371,074)
Other revenues by function	189	114,438	108,291	107,011	85,107	43,871
Participation in earnings of associates	10	6,208	10,289	5,642	5,779	7,514
Financial income	11	6,709	5,999	8,231	10,713	14,754
Financial expenses	(366)	(222,165)	(223,856)	(178,631)	(115,767)	(84,693)
Other earnings	57	34,624	26,366	(7,403)	(12,626)	13,786
Exchange differences	(39)	(23,643)	(25,054)	(12,053)	1,577	(2,055)
Losses from indexation	(65)	(39,576)	(18,885)	(23,538)	(27,641)	(16,747)
Income (loss) before taxes	457	277,416	335,476	311,988	363,193	326,713
Income tax charge	(208)	(125,932)	(94,068)	(92,226)	(111,305)	(72,856)
Profit from Continuing Operations	251	151,485	241,408	219,762	251,888	253,858

	Year ended December 31,
Income statement data:	2014	2014	2013	2012	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)
Profit from Discontinued Operations	21	12,662	8,357	33,047		52,623
Net Income	271	164,146	249,765	252,809		296,261
Profit attributable to non-controlling shareholders	1	(748)	(165)	2,851	33,004	10,220
Profit attributable to controlling shareholders	272	164,894	249,930	249,958	284,892	296,261
Net earnings attributable to shareholders per share for continuing operations:
Basic(2)	0.0887	53.8	87.4	93.20	106.60	130.85
Diluted(2)	0.0887	53.8	86.8	92.30	105.50	129.56
Net earnings attributable to shareholders per share for discontinued operations:
Basic(2)	0.0074	4.50	3.0	14.2	14.6	130.85
Diluted(2)	0.0074	4.50	3.0	14.2	14.4	129.56
Number of Shares
Total number of Shares	2,828,723,963	2,828,723,963	2,828,723,963	2,507,103,215	2,264,103,215	2,264,103,215
Dividends per share:
Basic(2)	0.0402	21.09	28.85	22.88	34.65	24.26
Diluted(2)	0.0398	20.93	28.64	22.66	34.31	24.26

(1)	Includes the results of our Aventura entertainment centers, our loyalty programs and corporate back-office operations. See “Item 4. Information on the Company—B. Business Overview—Our Company.”
(2)	In U.S. dollars U.S. dollars and Chilean pesos.

In November 2012, we completed the acquisition of Carrefour Societe Anonyme’s (Carrefour) supermarket operations in Colombia See “Item 4. Information on the Company—A. History and Development of the Company—History.”

	As of December 31,
Balance sheet data:	2014	2014	2013	2012(1)	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)
Total current assets	4,948	3,002,468	2,425,219	2,316,812	2,085,636	1,582,309
Property, plant, equipment and investment property net	7,702	4,673,321	4,670,316	4,605,872	3,538,672	2,913,644
Other assets	5,011	3,040,715	2,969,699	2,820,906	2,019,780	1,839,516
Total assets	17,662	10,716,503	10,065,234	9,743,590	7,644,088	6,335,469
Total current liabilities	5,173	3,138,770	2,951,699	3,336,630	2,331,280	1,919,094

	As of December 31,
Balance sheet data:	2014	2014	2013	2012(1)	2011	2010
Total non-current liabilities	5,416	3,286,247	2,852,168	3,008,748	2,362,201	1,726,781
Total liabilities	10,589	6,425,017	5,803,867	6,345,378	4,693,482	3,645,876
Non-controlling interest	(1)	(832)	100	678	87,750	74,886
Net equity attributable to controlling shareholders	7,074	4,292,318	4,261,267	3,397,534	2,862,856	2,614,707
Total net equity and liabilities	17,662	10,716,503	10,065,234	9,743,590	7,644,088	6,335,469

(1)	Assets for the 2012 period were adjusted as goodwill related to the Johnson acquisition was adjusted.

Year ended December 31,
Other financial data:	2014	2014	2013	2012	2011	2010
(in millions of U.S.$)(1)	(in millions of Ch$)(1)
Cash Flow Data
Net cash provided by (used in):
Operating activities	643	390,239	364,782	718,715	567,739	407,174
Investing activities	(385)	(233,396)	(320,507)	(1,873,568)	(623,753)	(413,676)
Financing activities	(185)	(112,378)	(107,029)	1,246,077	89,607	5,086
Other Financial Information
Capital expenditures	(607)	(227,423)	(317,709)	(573,650)	(616,336)	(349,793)
Depreciation and amortization	(333)	(202,343)	(191,500)	(141,450)	(120,174)	(162,995)
Adjusted EBITDA from continuing operations(2)	1,057	641,696	691,200	558,285	539,011	502,310
Financial Ratios
Gross margin(3)	27.0%	27.0%	27.7%	27.6%	26.5%	26.4%
Net margin(4)	1.4%	1.4%	2.4%	2.5%	3.3%	4.9%
Current ratio(5)	0.96	x	0.96	x	0.82	x	0.77	x	0.88	x	0.92	x

(1)	Except financial ratios.
(2)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.
(3)	Consolidated gross profit divided by consolidated revenues from ordinary activities.
(4)	Consolidated net income divided by consolidated revenues from ordinary activities.
(5)	Consolidated current assets divided by consolidated current liabilities.

	Year ended December 31,
Comprehensive income:	2014	2014	2013	2012	2011	2010
	(in millions of U.S.$)	(in millions of Ch$)
Comprehensive income attributable to controlling shareholders	125	76,055	94,725	34,002	357,049	201,686
Comprehensive (loss) income attributable to non-controlling shareholders	(1)	(881)	(168)	(5,354)	12,865	253
Total comprehensive income	124	75,174	94,557	28,648	369,913	201,939

	Year ended December 31,
Operating data:	2014	2013	2012	2011	2010
Number of Stores
Supermarkets:
Chile	224	224	214	189	163
Argentina	290	290	288	269	256
Brazil	219	221	204	152	130
Peru	87	87	86	74	64
Colombia	100	100	96	0	0
Supermarkets subtotal	922	922	888	684	613
Home Improvement Stores:
Chile	32	32	31	29	29
Argentina	48	48	47	48	49
Colombia	9	9	4	4	4
Home improvement stores subtotal	89	89	82	81	82
Department Stores:
Chile	77	77	78	35	34
Peru	6	6	0	0	0
Department stores subtotal	83	83	78	35	34
Shopping Centers:
Chile	25	25	9	9	9
Argentina	18	18	18	14	14
Peru	4	3	2	2	2
Colombia	2	2	0	0	0
Shopping centers subtotal	48	48	29	25	25
Total	1123	1123	1076	825	754

	Year ended December 31,
Operating data:	2014	2013	2012	2011	2010
Total Selling Space(1)	(in square meters)
Supermarkets:
Chile	546,236	546,236	524,677	463,834	406,555
Argentina	519,171	519,171	522,270	502,682	455,808
Brazil	602,194	596,746	552,764	391,485	332,626
Peru	259,360	259,360	258,762	233,331	209,642
Colombia	428,469	428,469	416,699	0	0
Supermarkets subtotal	2,386,981	2,349,981	2,275,172	1,591,332	1,404,631

	Year ended December 31,
Operating data:	2014		2013		2012		2011	2010
Home Improvement Stores:
Chile	307,853		307,853		299,806		276,325	273,625
Argentina	373,490	(2)	373,490	(2)	369,067	(2)	391,485	392,645
Colombia	75,732		75,732		37,060		35,360	34,309
Home improvement stores subtotal	757,074		757,074		705,933		703,170	700,579
Department Stores:
Chile	371,891		371,891		377,191		272,388	234,489
Peru	32,222		32,222		0		0	0
Department stores subtotal	404,113		404,113		377,191		272,388	234,489
Shopping Centers:(3)
Chile	433,053		412,418		410,117		282,693	273,983
Argentina	241,410		241,410		241,410		227,396	214,002
Peru	15,514		58,388		41,303		54,750	54,750
Colombia	14,514		14,514		0		0	0
Shopping centers subtotal	800,272		756,264		692,830		564,839	542,735
Total	4,237,899		4,237,899		4,051,126		3,131,729	2,882,434

Average Selling Space per Store(4)	(in square meters)
Supermarkets:
Chile	2,439		2,439		2,452		2,454	2,494
Argentina	1,790		1,790		1,813		1,869	1,781
Brazil	2,700		2,700		2,710		2,576	2,559
Peru	2,981		2,981		3,009		3,153	3,276
Colombia	4,285		4,285		0		0	0
Supermarkets subtotal	2,549		2,549		2,562		2,327	2,291
Home Improvement Stores:
Chile	9,620		9,620		9,671		9,528	9,435
Argentina	7,781		7,781		7,852		8,156	7,435
Colombia	8,415		8,415		9,265		8,840	8,577
Home improvement stores subtotal	8,506		8,506		8,609		8,681	8,198
Department Stores:
Chile	4,830		4,830		4,836		7,783	6,897
Peru	5,370		5,370		0		0	0
Department stores subtotal	4,869		4,869		4,836		7,783	6,897
Shopping Centers:
Chile	17,322		16,497		42,987		31,410	30,443
Argentina	12,796		13,412		15,761		16,243	15,286
Peru	17,798		19,463		16,839		27,375	27,375
Colombia	7,257		7,257		0		0	0
Shopping centers subtotal	15,099		15,140		25,620		22,594	21,709

Average Sales per Store(5)	(in millions of Ch$)
Supermarkets:
Chile	9,894		9,943		9,617		9,662	10,371
Argentina	6,254		6,162		6,083		5,776	5,352
Brazil	9,837		9,067		10,270		10,211	6,484
Peru	9,617		8,569		8,360		8,439	8,744
Colombia	9,999		9,185		1,189	(6)	0	0
Supermarkets subtotal	8,736		8,228	(7)	8,356	(7)	8,123	7,276

	Year ended December 31,
Operating data:	2013	2013		2012	2011	2010
	(in millions of Ch$)
Home Improvement Stores:
Chile	14,107	14,022		12,915	12,672	11,577
Argentina	13,859	14,209		13,191	11,287	9,205
Colombia	6,717	9,449	(8)	10,682	9,845	8,272
Home improvement stores subtotal	13,179	13,858		12,964	11,712	9,998
Department Stores:
Chile	12,053	12,413		11,360	19,736	18,315
Peru	4,360	2,430
Department stores subtotal	11,945	11,691		11,360	19,736	18,315

	Year ended December 31,
Operating data:	2014		2013		2012		2011	2010
	(in millions of Ch$)
Shopping Centers:
Chile	11,284		11,284		9,309		7,167	6,095
Argentina	4,620		4,620		4,365		4,262	3,810
Peru	4,852		4,852		2,301		2,783	4,401
Colombia	8,642		8,642
Shopping centers subtotal	7,080		7,080		5,939		5,189	4,680

Increase (Decrease) in Same-Store Sales(9)	(%)
Supermarkets:
Chile	4.3%		1.6%		4.8%		4.7%	5.9%
Argentina	29.0%		17.3%		18.5%		22.5%	25.2%
Brazil	(0.6)%		(0.5)%		0.5%		1.4%	7.1%
Peru	4.6%		1.5%		4.2%		6.5%	(2.3%)
Colombia	(1.5)%		(7.4)%
Home Improvement Stores:
Chile	2.7%		6.1%		6.3%		4.9%	23.7%
Argentina	27.5%		30.3%		26.6%		32.3%	27.8%
Colombia	(3.4)%		0.3%		4.1%		11.8%	(3.6%)
Department Stores:
Chile	(0.5)%		4.7%		5.3%		5.2%	19.7%

Sales per Square Meter(10)	(in millions of Ch$)
Supermarkets:
Chile	4.15		4.08		3.92		3.94	4.13
Argentina	3.43		3.44		3.35		3.09	3.01
Brazil	3.58		3.36		3.79		4.08	2.53
Peru	3.20		2.87		2.78		2.68	2.67
Colombia	2.35		2.14		0.28	(11)
Supermarkets subtotal	3.42		3.52		3.56	(12)	3.52	3.17
Home Improvement Stores:
Chile	1.48		1.46		1.34		1.33	1.23
Argentina	1.81		1.83		1.68		1.38	1.24
Colombia	1.04	(13)	1.04	(13)	1.15		1.11	0.96
Home improvement stores subtotal	1.57		1.62		1.51		1.35	1.22
Department Stores:
Chile	2.54		2.57		2.35		2.54	2.66
Peru	0.10		0.45		0		0	0
Department stores subtotal	2.36	(14)	2.57	(14)	2.35		2.54	2.66
Shopping Centers:
Chile	0.28		0.26		0.22		0.23	0.20
Argentina	0.24		0.29		0.28		0.26	0.25
Peru	0.24		0.24		0.14		0.10	0.16
Colombia	0.70		0.30
Shopping centers subtotal	0.27		0.27		0.23		0.23	0.20
Total number of store employees(15)	153,234		154,603		146,424		131,505	126,485

(1)	In square meters at period end.
(2)	Due to change in criteria for selling space 2012 figures were modified in order to have comparable figures for 2012 and subsequent periods. This new criteria excludes check-out area and aisles.
(3)	Total leasable space for shopping centers does not include selling space occupied by related parties in our shopping centers.
(4)	Total square meters of selling space or leasable space, as applicable, at the fiscal period end divided by the total number of stores or shopping centers, as applicable, at period end.
(5)	Sales for the fiscal period divided by the number of stores or shopping centers, as applicable, at the end of the fiscal period.
(6)	This value takes into consideration only one month of sales for our supermarket operation in Colombia for the 2012 fiscal period.

(7)	This average does not include sales and stores of our Colombian supermarket operations.
(8)	This value does not take into consideration stores opened in Colombia in the month of December 2013.
(9)	Reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2013 and operated throughout the last six months of 2013, (i) “same-store sales” would include the sales of that store for the last six months of 2013 and the last six months of 2014 and (ii) we would consider the sales of the new store during the first six months of 2014 as sales from a newly opened store. Calculated in local currency.
(10)	Sales for the period divided by the square meters of selling space or leasable space, as applicable, at the end of each month during the period.
(11)	Data for sales in Colombia only reflect the operational result for the month of December 2012 as the former operations of Carrefour in the country were consolidated into Cencosud’s financial statements as of November 30, 2012.
(12)	Average sales per square meter exclude sales and selling space for the Colombian supermarket operations.
(13)	Excludes stores opened in December 2013.
(14)	Excludes Paris Peru Stores
(15)	Number of full-time employee equivalents at period end.

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

	Daily observed exchange rate Ch$ per U.S.$
	High(1)	Low(1)	Average(2)	Period end(3)
Year ended December 31,
2010	549.17	468.01	510.21	468.01
2011	533.74	455.91	483.57	519.20
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.33	606.75
Month end
October 31, 2014	598.64	527.53	538.36	553.84
November 30, 2014	605.46	580.62	593.91	605.46

	Daily observed exchange rate Ch$ per U.S.$
	High(1)	Low(1)	Average(2)	Period end(3)
December 31, 2014	621.41	606.75	612.98	606.75
January 31, 2015	632.03	612.47	622.11	632.03
February 28, 2015	632.19	616.86	622.95	618.76
March 31, 2015	642.18	617.38	628.86	626.58
April 2015 (through April 17, 2015)	621.10	610.74	614.84	612.30

Source: Chilean Central Bank.

(1)	Exchange rates are the actual low and high, on a daily basis for each period.
(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.
(3)	Each year period ends on December 31, and the respective period-end exchange rate is published by the Chilean Central Bank on the first business day of the following year. Each month period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Chilean Central Bank on the first business day of the following month.

Argentina

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ar$1.00 to U.S.$1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. For the last few years the Argentine government has maintained a policy of intervention in foreign exchange markets, conducting periodic transactions for the sale and purchase of U.S. dollars. There is no way to foresee if this could continue in the future. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation as reported by the Central Bank of Argentina. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Daily observed exchange rate Ar$ per U.S.$
	High	Low	Average(1)	Period end
Year ended December 31,
2010	3.988	3.794	3.913	3.976
2011	4.304	3.972	4.131	4.304
2012	4.917	4.304	4.552	4.917
2013	6.518	4.923	5.479	6.518
2014	8.556	6.543	8.119	8.552
Month end
October 31, 2014	8.503	8.448	8.480	8.502
November 30, 2014	8.526	8.507	8.514	8.526
December 31, 2014	8.556	8.526	8.550	8.552
January 31, 2015	8.640	8.554	8.602	8.640
February 28, 2015	8.726	8.649	8.686	8.724
March 31, 2015	8.820	8.736	8.781	8.820
April 2015 (through April 17, 2015)	8.867	8.826	8.848	8.867

Source: Central Bank of Argentina.

(1)	Represents the daily average exchange rate during each of the relevant periods.

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

	Daily observed exchange rate R$ per U.S.$
	High	Low	Average	Period end
Year ended December 31,
2010	2.4218	1.7024	1.9935	1.7412
2011	1.8811	1.6554	1.7593	1.6662
2012	1.9016	1.5345	1.6746	1.8758
2013	2.1121	1.7024	1.9550	2.0435
2014	2.7403	2.1974	2.3547	2.6562
Month end
October 31, 2014	2.5341	2.3914	2.4483	2.4442
November 30, 2014	2.6136	2.4839	2.5484	2.5601
December 31, 2014	2.7403	2.5607	2.6394	2.6562
January 31, 2015	2.7107	2.5754	2.6342	2.6623
February 28, 2015	2.8811	2.6894	2.8165	2.8782
March 31, 2015	3.2683	2.8655	3.1395	3.2080
April 2015 (through April 17, 2015)	3.1556	3.0249	3.0889	3.0544

Source: Central Bank of Brazil.

(1)	Represents the daily average exchange rate during each of the relevant periods.

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

The following table sets forth the Central Bank of Peru’s period-average and period-end buying rates for U.S. dollars for the periods indicated.

	Daily observed exchange rate S/. per U.S.$
	High	Low	Average(1)	Period end
Year ended December 31,
2010	3.258	2.851	3.011	2.888
2011	2.880	2.786	2.824	2.808
2012	2.832	2.693	2.754	2.695
2013	2.709	2.549	2.638	2.549
2014	2.987	2.760	2.838	2.981
Month end
October 31, 2014	2.920	2.890	2.905	2.920
November 30, 2014	2.933	2.909	2.924	2.918
December 31, 2014	2.987	2.925	2.960	2.981
January 31, 2015	3.056	2.981	3.004	3.056
February 28, 2015	3.094	3.057	3.077	3.091
March 31, 2015	3.100	3.064	3.090	3.094
April 2015 (through April 17, 2015)	3.124	3.089	3.111	3.124

Source: Central Bank of Peru.

(1)	Calculated as the average of the month-end exchange rates during the relevant period.

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

	Daily observed exchange rate Col$ per U.S.$
	High	Low	Average(1)	Period end
Year ended December 31,
2010	2,074.40	2,021.49	2,048.57	2,050.52
2011	2,206.19	2,061.92	2,128.68	2,206.19
2012	2,446.35	2,206.19	2,342.25	2,392.46
2013	2,452.11	2,361.54	2,397.26	2,441.10
2014	2,446.35	1,846.12	2,000.33	2,392.46
Month end
October 31, 2014	2,074.40	2,021.49	2,048.57	2,050.52
November 30, 2014	2,206.19	2,061.92	2,128.68	2,206.19
December 31, 2014	2,446.35	2,206.19	2,342.25	2,392.46
January 31, 2015	2,452.11	2,361.54	2,397.26	2,441.10
February 28, 2015	2,500.59	2,371.31	2,420.67	2,496.99
March 31, 2015	2,677.97	2,496.99	2,585.36	2,576.05
April 2015 (through April 21, 2015	2,598.36	2,490.90	2,539.52	2,493.93

Source: Central Bank of Colombia.

(1)	Calculated as the average of the month-end exchange rates during the relevant period.

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

Our growth in recent years has been due to a series of significant acquisitions that are not likely to be repeated in future periods.

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

Moreover, on December 14, 2011, the Chilean antitrust authority (Fiscalía Nacional Económica, or “FNE”) announced an investigation into anti-competitive practices in the food retail industry including several local operators such as Cencosud. Details of the investigation have not been made public. However, Cencosud believes that it has complied with all applicable regulations in conducting its business. While the investigation may result in the imposition of fines on the parties being investigated, including Cencosud, Cencosud does not believe that such fines, if any, would have a material effect on its results of operations. However, we cannot assure you that this investigation, or future investigations, will not result in a material adverse effect on us, including financial and reputational harm.

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

We have historically experienced seasonality in our retail sales in Chile, Argentina, Brazil, Peru and Colombia, principally due to stronger sales during the Christmas and New Year holiday season and during the beginning of each school year in March, and reduced sales during the months of January and February due to the summer holidays. For example, in 2014, 2013 and 2012, 28%, 27.7% and 28.5% of our consolidated revenues were generated during the fourth quarter, respectively. Any economic slowdown, interruption to our business or to the business of our suppliers, or the occurrence of any other circumstance that may impact our business during the first or last quarter of any fiscal year may therefore have a material adverse effect on us.

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

We receive from our suppliers rebates, allowances and promotional incentives that reduce our cost of inventories and related costs of goods sold, improving our gross margins. For example, commercial allowances from suppliers include fees from suppliers for the sale of their products in our stores, supplier rebates and bonuses, supplier promotional allowances and fees, and fees from publicity activities carried out for third parties using our proprietary customer information. For the year ended December 31, 2014, supplier allowances and promotional incentives amounted to 13.3% of sales in our supermarket division and 5.2% of sales for our department store division. For the years ended December 31, 2013 and 2012, the amount of these allowances and promotional incentives amounted to Ch$2,200 million and Ch$858 million, respectively, and were recorded as a reduction to inventory costs and related costs of sales. We cannot assure you that we will be able to obtain a similar level of such fees, rebates, bonuses or allowances in the future. Should any of our key suppliers reduce or otherwise eliminate these arrangements, our profit margin for the affected products could be impacted, which could in turn have a material adverse effect on us.

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

We are subject to risks affecting shopping centers that may materially and adversely affect us.

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

In developed markets consumers have begun to express a preference for small-box stores shunning away from traditional big-box outlets. This trend in markets such as the U.S. and the U.K. has been more evident in fresh, on-the-go foods and the grocery channel. As a consequence retailers in these markets such as Walmart, Tesco and Target have responded by turning to small-box stores as drivers for growth, as a means to target a more urban consumer and as an engine for revenue expansion. This has led to the rolling out of new formats such as Walmart Express, Tesco Express and Fresh and Easy Express in formats of 1,400 square meters distancing themselves from the traditional big-box 10,000 square meters outlets. We are currently undertaking a strategy that includes all types of formats in order to cater to a wide range of consumers. If such trend favoring small-box stores were to materialize in the markets in which we operate, it could materially and adversely affect our results of operations and financial condition.

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

We are currently in the process of constructing several projects. In 2012 we completed construction of Costanera Center Shopping mall in Santiago, Chile, part of a development including two towers one of which we believe will be the tallest building in South America. We face certain risks associated with the large-scale nature of the project, such as occupancy rates and rents not being sufficient to make the project profitable and the fact that we may be unable to obtain or may face delays in obtaining all necessary approvals for a necessary transit mitigation program or municipal reception related to these works. Any such delays, or other substantial unanticipated delays or expenses related to the Costanera Center office tower or other future construction or renovation projects may reduce our net income for the relevant periods and could have a material adverse effect on us.

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

Although not a part of our core business, our credit card and consumer finance operations in Chile, Argentina, Peru, Colombia and Brazil are a growing segment of our business. We currently bear all of the credit risk associated with our credit cards in Chile, Argentina and Peru. In Brazil, where we operate our credit card through a joint venture with Brazil’s Banco Bradesco, we bear 50% of the credit risk associated with our cards, including defaults in payment and losses with Banco Bradesco bearing the remaining risk. In Colombia we are currently engaged in a joint venture with Colombia´s Banco Colpatria through which we bear 50% of the credit risk associated with issued credit cards. Results of our financial business in Colombia for the years ended December 31, 2014 and 2013 were included in the Financial Services segment. See “Item 4. Information on the Company—B. Business Overview—Financial Services—Brazil” for additional details related to our joint venture with Banco Bradesco and Banco Colpatria.

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

Further, to boost our retail volume sales, one of our business goals is to promote greater use of our credit cards and other financing activities in Chile, Argentina, Peru, Colombia and Brazil. As a result, our exposure to the credit risk of our cardholders and banking customers is likely to increase in the near future. We cannot assure you that any expansion of our credit card operations (including the assumption of account approval and credit risk by us) or our other lending operations, such as the cash advances and consumer loans we offer to our credit card customers, will not result in an impairment of the credit portfolio of our credit card and banking business in Chile, Argentina, Peru, Colombia and Brazil. Any such impairment would have a material adverse effect on us. See “Item 4. Information on the Company—B. Business Overview—Financial Services” for additional details related to our credit card and consumer loan operations.

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

Our failure to comply with credit card and banking laws and related permit requirements could subject us to investigations, enforcement actions, fines or penalties. For example, on April 24, 2013, the Supreme Court of Chile ruled on the class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Service, or “SERNAC”), a Chilean government entity, against Cencosud Administradora de Tarjetas S.A. (“CAT”), ordering CAT to reimburse certain cardholders for excess monthly maintenance fees charged since 2006 plus adjustments for inflation and interest. As of December 31, 2014, the company continues to have a provision for Ch$1,887 million for such principal amount and Ch$760 million tied to inflation and interests related to future disbursements tied to this class action.

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

We have a significant focus on perishable products. Sales of perishable products accounted for approximately 37.1%, 36.1%, and 36.8% of our total sales in 2014, 2013 and 2012, respectively. As we source part of our fresh products from local producers, such changes in climate could impair or limit our ability to source such products, thus affecting our capacity to offer the full assortment of products that we normally carry. Any such disruption could have a material adverse effect on us.

We are dependent on key personnel.

Our and our subsidiaries’ development, operation and growth have depended significantly upon the efforts and experience of our board of directors and our senior management. If for any reason, including retirement, the services of such persons, were to become unavailable and we fail to find and retain an adequate replacement for such persons on a timely basis, there could be a material adverse effect on our operations.

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

We have entered into thirteen credit support agreements in connection with derivative transactions with different international and local financial intuitions. Each credit support agreement provides collateral obligations between swap counterparties to mitigate the existing credit risk inherent to operation. If a credit downgrade event occurs, it could result in our having to post additional collateral in connection with a “Margin Call” and us having to pay cash or any other eligible collateral to cover the incurred liabilities at a given valuation date. As of December 31, 2014, notional amounts in cross currency swaps with different counterparties stood at approximately more than USD 1.9 billion.

In addition certain of our bank loans contain a “rating grid” structure. Under such grids, costs of our credit facilities could be adjusted depending on our rating. If a credit rating downgrade occurs, there could be an increase in our debt service costs.

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

Furthermore, our major market for funding is Chile, including both the debt capital market and the local banks. As we are among the largest corporations in Chile and among the largest local issuers, we have become one of the largest investments (in terms of equity and debt holdings) in the local institutional investors’ portfolio, limiting our ability for further issuances in the local market. Likewise, some local banks in Chile have large loan exposure to Cencosud, and have reached the legal limits of maximum exposure to us, limiting our ability to secure future funding from them in the future.

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

Our hypermarkets and supermarkets have a significant focus on perishable products. Sales of perishable products accounted for approximately 37.2%, 36.1% and 36.8% of our total sales in 2014, 2013 and 2012, respectively. We rely on various suppliers and vendors to provide and deliver our product inventory on a continuous basis. We could suffer significant perishable product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering systems will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which could have a material adverse effect on us.

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

As of December 31, 2014, approximately 37.5% of our retail store employees were represented by unions under several collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we have experienced labor strikes in the past and we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not have a material adverse effect on us. See “Item 4. Information on the Company—B. Business Overview” and “Item 6.Directors, Senior Management and Employees—D. Employees.”

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

In April 2014, we experienced a security breach whereby several company websites in Chile were attacked by an organized group of hackers. As a consequence of this most of the sites were taken offline. We experienced data breaches at two websites whereby access to our server was obtained, but with low impact and no client information was obtained. We have since made arrangements to remediate security weaknesses in our websites, including through testing security for our websites by a third party, strengthening security protocols and procedures providing relevant technical training to IT administrators, increasing periodic testing by third party specialized teams and engaging real-time monitoring security services for our critical websites in order to remain alert to any malicious activity. However, these events, as well as future security breaches, may diminish customers’ trust in us and harm our reputation, and expose us to potential liabilities.

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

Despite the economic recovery and relative stabilization since the early 2000’s, social and political tensions and high levels of poverty and unemployment continue throughout Latin America. If growth were to slow in the countries in which we operate, this could result in heightened political tension and protests, similar to the recent Agricultural strikes in Colombia, civil unrest in Brazil and Argentina). If these situations were to become widespread and government measures to reduce inequality failed, they could have an adverse effect on our business.

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

Chile’s recently enacted tax reform legislation may increase our operating and compliance costs.

On September 29, 2014, Chile enacted Law No. 20,780 (the “Tax Reform Act”). The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018. The effects of this tax reform may increase our operating and compliance costs, which could negatively affect our financial results and our ability to grow our business. Furthermore, we cannot assure you that the corporate income tax rates will not be raised further in the future resulting in a material adverse effect on us.

New tax reform legislation in Peru and Colombia may affect the operating results of, and reduce the amount of dividends we receive from, our Peruvian and Colombian subsidiaries.

In December 2014, Peru enacted Law No. 4007, reforming the national tax regime. The new law, which came into effect on January 1, 2015, mandates a gradual decrease in the corporate income tax rate but also an increase in the tax rates for dividends distributed by Peruvian companies to Chilean shareholders. As a result, the current tax rate applicable to Peruvian corporate income distributed to Chilean shareholders will increase from the current applicable rate of 34.1%, to 34.8% for 2015 and 2016, 35% for 2017 and 2018, and 35.3% for 2019 and onward. As a result, the new Peruvian tax regime is expected to decrease the amount of dividends we receive from our Peruvian subsidiaries.

In addition, in December 2014, Colombia’s legislative branch approved a tax reform bill that came into effect on January 1, 2015. According to the new tax bill, Colombian companies will have to pay an annual wealth tax (between 0.2% and 1.5%, depending on the taxable base) and a higher CREE income tax (3% surcharge for the 2015, 2016, 2017 and 2018 tax years). The resulting increase in the tax liability of our Colombian subsidiaries is expected to decrease the amount of income available for dividends.

Our growth in recent years has been due to a series of significant acquisitions and strong organic capital expenditures, imposing pressure on our procedures, controls and systems.

In recent years, we have grown our business through a series of acquisitions and strong organic capital expenditures, expanding our geographical business scope and increasing the size and complexity of our operations. As a consequence, our internal controls, systems and procedures may not be appropriate to support the scope and complexity of our operations. The existence of multiple legacy systems from the acquired operations and the complexities of the business integration process may adversely affect our Company. As part of the process of integrating the operations, systems, processes and controls that are part of the acquired businesses, we identified a material weakness in our internal control over financial reporting during 2013, which has since been remediated. See Item 15 Controls and Procedures.

There can be no assurance that other material weaknesses or significant deficiencies will not arise in the future, and if they do arise there could be a negative impact in investor confidence and in the reliability of our financial statements, which may result in a decline in our share price and/or lawsuits being filed against us by our shareholders, and we may have to incur increased costs in connection with hiring additional staff or implementing controls to remediate such material weakness.

Risks Related to Chile

Our growth and profitability depend on the level of economic activity in Chile and other markets.

36.3%, 36.9% and 38.5% of our revenues from ordinary activities in the years ended December 31, 2014, 2013 and 2012, respectively, were derived from revenues in Chile. Accordingly, our results of operations and financial condition are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, including further consequences of economic difficulties in Brazil, Argentina and other emerging markets, will not have a material adverse effect on us.

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

Chile is currently involved in litigation at the international court at The Hague with its neighboring country Bolivia over its current borders. Chile was also involved in an international litigation with Peru regarding maritime borders, which was resolved in 2013 at the international court at The Hague, and has had other conflicts with neighboring countries in the past. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have a material adverse effect on the Chilean economy, and, as a result, our results of operations and the market value of our securities.

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

Chile has experienced high levels of inflation in the past when compared to the country´s Central Bank inflationary target, including increases in the Chilean consumer price index of 7.8%, and 7.1%, in 2007 and 2008, respectively. Chile experienced deflation of 1.4% during 2009, inflation of 3.0% during 2010, inflation of 4.4% during 2011, inflation of 1.6% in 2012, inflation of 3.0% in 2013 and inflation of 4.4% in 2014 according to the Central Bank of Chile.

The measures taken by the Chilean Central Bank to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and services and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts are denominated in Unidades de Fomento or are indexed to the Chilean consumer price index, and we may not be able to fully pass any such increases on to our customers, which could have a material adverse effect on us. Furthermore, at December 31, 2014, approximately 22% of our outstanding debt was UF-denominated. As a result, severe increases in inflation could affect the Chilean economy and could have a material adverse effect on us.

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

Historically, a significant portion of our indebtedness has been denominated in U.S. dollars, while a substantial part of our revenues and operating expenses has been denominated in Chilean pesos. If the Chilean peso’s value declines against the dollar, we will need more Chilean pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect us. As of December 31, 2014, after cross currency swaps and forward exchange agreements that fully hedge against the variation between the Chilean peso and the U.S. dollar, 11% of our net financial debt (bank loans and bonds) was denominated in U.S. dollars. The remainder of our interest-bearing debt is primarily UF- or Chilean peso-denominated and therefore not subject to exchange rate risk. Our hedging policy against foreign exchange fluctuations is disclosed in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.” We cannot assure you that our hedging policies will avoid future losses related to exchange rate variations.

In addition in February 2015 the company accessed the international debt markets through a dual-tranche bond issuance. This new issuance significantly increased Cencosud´s exposure to the U.S. dollar. Due to market depth constraints for the Chilean swap market Cencosud could be delayed in hedging its foreign currency exposure under this issuance in order to return to historical U.S. dollar debt levels after cross currency swaps.

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

Possible changes resulting from a proposed labor reform bill in Chile may have a material adverse effect on our operations and financial results.

On December 29, 2014 the executive branch of the Chilean government, led by President Michelle Bachelet, signed an extensive labor reform bill which was sent to the Chilean Congress for parliamentary proceedings and approval. In light of the executive branch of the Chilean government having majority support at both houses of the Chilean Congress, we expect that the proposed bill will be approved as drafted or under some amended form following debate of the bill in both houses.

Under the current draft the proposed bill contemplates several amendments to the existing labor framework in Chile, including, among other points: collective bargaining coverage is expanded to certain employees who were prevented from exercising this right, such as apprentices, temporary workers and others.

•	Unions are recognized as the only party entitled to exercise the right to collectively bargain on behalf of the workers.

•	Benefits obtained by a union in the course of a negotiation are extended for the benefit of any worker joining that union after the negotiation has concluded. The extension of said benefits to employees would be contingent to the assent of each union.

•	Collective bargaining agreements currently in effect would constitute a floor for the negotiation of new conditions of employment. The financial situation of the company or business as of the date of discussions for a new agreement would not have any bearing on ongoing negotiations.

•	The employer’s right to replace those workers participating in a strike with current or new employees while the strike is taking place is curtailed and replaced with an obligation from unions to provide the personnel required to comply with “minimum services” through “emergency teams.”

•	Matters that may be subject to collective bargaining agreements are expanded, allowing the negotiation of more flexible workdays, adaptable systems and others.

•	Unions may annually request from large companies information regarding the remunerations and duties associated with each category of employees.

Approval and implementation of the proposed bill, which increases the collective bargaining power of labor unions, or similar reforms may have adverse effects on our overall employment and operating costs and may increase the likelihood of business disruptions on our various activities in Chile, which could negatively affect our financial results and our ability to grow our business.

Risks Related to Argentina

Argentine economic and political conditions and perceptions of these conditions in international markets may have a direct impact on our business and our access to international capital markets, and could have a material and adverse effect on us.

24.7%, 25.7% and 27.9% of our revenues from ordinary activities in the years ended December 31, 2014, 2013 and 2012, respectively, were derived from revenues in Argentina and an important share of our land bank is located in Argentina. Accordingly, our results of operations and financial condition are affected to a significant extent by the level of economic activity in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Argentina’s sovereign credit default swap (CDS) spreads are currently among the highest in the world. In 2002, enactment of Law No. 25,561 (the “Public Emergency Law”) ended more than a decade of uninterrupted Argentine peso/U.S. dollar parity and the Argentine peso has fluctuated significantly since then. See “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates—Argentina.”

Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine peso and a high excess production capacity derived after a long period of deep recession, and was favored by high commodity prices. The global economic crisis of 2008 has led to a sudden deceleration of the economy, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and lack of consumer and investor confidence. According to the Instituto National de Estadísticas y Censos (the Argentine National Institute of Statistics and Census, or “INDEC”), Argentina’s gross domestic product, in real terms, grew by 0.1% in 2009, 9.4% in 2010 and is estimated to have grown 8.5%, 0.9% and 2.9% in 2011, 2012 and 2013, respectively while expanding 0.5% in 2014. We cannot assure you that GDP will increase or remain stable in the future. Economic growth in Argentina could face challenges related to its balance of payments and levels of reserves during 2014. During 2013, foreign currency restrictions in Argentina became more stringent in a government effort to curb their drain. There is a high degree of uncertainty regarding Argentina´s future ability to access the international capital markets and the status of its negotiations with holdouts. The aforementioned factors in conjunction with less favorable prices for Argentina´s main agricultural exports could have a negative effect on economic growth and could have a material adverse effect on us.

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

After several years of price stability, the devaluation of the Argentine peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002 before substantially stabilizing in 2003. However, consumer prices increased by 7.7% in 2009, 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013 and 24% in 2014 according to the INDEC, and private institutes estimate that consumer prices have increased significantly more than official estimates. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness in international trade by diluting the effects of the Argentine peso devaluation and could have a material adverse effect on us.

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

The new index has been criticized by economists and investors after its initial report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other index published by INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. On February 1, 2013 Argentina became the first member nation of the IMF to be censured due to concerns that it may be underreporting inflation and GDP figures. The IMF gave Argentina a deadline of September 29, 2013 to take “remedial measures” to boost the accuracy of the data provided. In January 2014 the Argentine government revealed a new inflation index based on a new calculation methodology. The IMF reacted cautiously to the index stating that it would continue to review progress made by the Republic of Argentina revising inflation and gross domestic product statistics later in the year. The new measure revealed consumer prices increased at a 24% rate in 2014.

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

Currently price controls in the Republic of Argentina are enforced under the “Precios Cuidados” program, an agreement between the government and retailers. This program reflects the basic basket of products for the country´s population and as of April 12, 2014 is comprised of 308 products in supermarkets and 113 products in the home improvement industry. If these programs were to be expanded, they could have a materially adverse effect on us.

Economic and social unrest in Argentina and government measures to address them may adversely affect the Argentine economy and thereby have a material adverse effect on us.

Despite the economic recovery and relative stabilization since 2003, social and political tensions and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tensions. In November 2013, there were massive protests against the government. Provincial police forces in Cordoba and other provinces went on strike. The social unrest increased during the last months of 2013, and in December 2013, there were new riots and lootings to shops and supermarkets in various cities around the country. In addition to new spontaneous public protests against the government, the agricultural sector and some workers´ unions called for new strikes. In December 2013 our distribution center in the Argentine city of Cordoba was stormed and damaged in the course of civil unrest that was occurring in the city as a result of a civil servant strike. While the distribution center has been restored, with losses partially covered by our insurance, if such civil unrest were to occur again it may have an effect on our business, results of operations and financial condition.

Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, increase in export taxes, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. For example, on April 16, 2012, the Argentine government announced its intention to expropriate YPF S.A. (“YPF”), the largest oil and gas company in Argentina, which was controlled by Repsol YPF S.A., a Spanish integrated oil and gas company. On May 4, 2012 the Argentine Congress approved the expropriation of 51% of YPF’s capital stock. The nationalized capital stock was distributed as follows: 49% to certain Argentine provinces and the remaining 51% to the national government. The Argentine government has compensated Repsol SA for the expropriation of its interests in the abovementioned company. These policies could destabilize the country, both socially and politically, and have a material adverse effect on the Argentine economy and other Latin American economies and, consequently, on us.

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

In the years ended December 31, 2014, 2013, and 2012 our operations in Brazil represented 20.1% 19.8% and 23.5% of our consolidated revenues from ordinary activities for such periods, respectively. Accordingly, our financial condition and results of operations are dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s gross domestic product, in real terms, decreased 0.3% in 2009, grew 7.5% in 2010, 2.9% in 2011 and 1.9% in 2012, according to the Central Bank of Brazil. The Brazilian central bank currently estimates gross domestic product experienced expansion of approximately 2.3% in 2013, and a decrease of 0.2% in 2014. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could have a material adverse effect on us.

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

Brazil has historically experienced high rates of inflation. In the recent past, inflation, as well as government efforts to combat inflation have had significant negative effects on the Brazilian economy and contributed to heightened volatility in the Brazilian securities market. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at December 31 was 7.25% in 2012, 10.0% in 2013 and 11.75% in 2014, as determined by the Central Bank of Brazil’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

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

Our operations in Peru represented 8.7%, 7.9% and 8.3% in 2014, 2013 and 2012, respectively, of our consolidated revenues from ordinary activities. Our results of operations and financial condition may be affected by changes in economic and other policies of the Peruvian government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, and by other economic, social and political developments in Peru, including devaluation, currency exchange controls and economic growth. Previous Peruvian governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

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

The Peruvian currency has historically experienced a significant number of devaluations and, as a result, the Peruvian government has adopted and operated under various exchange rate control practices and determination policies, ranging from strict control to market determination of exchange rates. More recently, the Nuevo Sol appreciated against the U.S. dollar by 8.0% in 2009, 2.8% in 2010, 4.1% in 2011 and 5.7% in 2012 and depreciated against the U.S. dollar by 9.6% in 2013 and 6.7% in 2014. As the Peruvian economy is partially dollarized, devaluation of the Nuevo Sol against the U.S. dollar could have a negative impact on the economy. Therefore, any significant devaluation of the Nuevo Sol against the U.S. dollar could have a material adverse effect on us.

Risks Related to Colombia

We are highly dependent on economic and political conditions in Colombia in connection with our supermarket and retail operations in Colombia.

As a result of our acquisition of supermarket operation in Colombia, the Colombian market has become a significant part of our supermarket business and related results of operations. Colombia has suffered periods of significant economic and political instability in the past. Colombia represented 10.2%, 9.7% and 1.8% of total consolidated revenues for 2014, 2013 and 2012, respectively.

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

Colombia’s fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 4.0% of GDP in 2012, 4.5% of GDP in 2013 and 3.5% in 2014.

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

The Colombian government has indicated that tightening credit conditions in financial markets could have a potential, although limited, negative impact on Colombian economy mainly through lower foreign direct investment flows. A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States and Venezuela, could have a material adverse impact on Colombia’s balance of trade and adversely affect Colombia’s economic growth. According to the Colombian Ministry of Commerce, the United States is Colombia’s largest export market. Colombia was the United States’ 22nd largest supplier of goods imports in 2013. U.S. goods imports from Colombia totaled $21.6 billion in 2013, a 12.2% decrease ($3.0 billion) from 2012, but up 239% from 2003. U.S. imports from Colombia are down 6.5% since 2011 (pre-FTA). U.S. imports to Colombia accounted for 1.0% of overall imports in 2013. A decline in U.S. demand could have a material adverse effect on Colombian exports and Colombia’s economic growth, which could, in turn, likely have detrimental results on our business activities. Colombia’s volatile diplomatic relations with Venezuela, Colombia’s major trading partner of non-traditional products, and Venezuela’s recent political crisis may adversely affect the levels of Colombian exports to Venezuela.

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

Rates of inflation in Colombia have been historically high, and we cannot assure you that inflation will not return to high levels. Inflation rates were 2.4% for 2012, 1.9% for 2013 and 4.56% for 2014. Inflationary pressures may, among other things, reduce consumers’ purchasing power and we cannot assure you that measures taken by the Colombian government and Colombian Central Bank will suffice to curb inflation. A return to high inflation in Colombia may harm our results of operations.

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

We are currently controlled by our founder, Mr. Horst Paulmann, who beneficially owns and controls 58.5% of our shares, through Inversiones Quinchamali Ltda., Inversiones Latadía Ltda. and Inversiones Tano Ltda, as of the date of this annual report. A disposition by our controlling shareholder of a significant number of our shares, or the perception that such a disposition might occur, could materially and adversely affect the trading price of our shares of common stock on the Santiago Stock Exchange as well as the market price of the ADSs on the New York Stock Exchange.

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

In 2010, we expanded our footprint in the Brazilian market through the acquisition of three supermarket chains. In March 2010, we acquired the four-store Super Familia supermarket chain which we estimate to be the third-largest in the city of Fortaleza, in the state of Ceara. In April 2010, we entered the high-end retail market in Brazil with the acquisition of Perini Comercial do Alimento Ltda., operator of the four-store chain of Perini supermarkets in the city of Salvador, in the state of Bahia. Perini is a well-known brand in Brazil with 46 years in the market and complements our existing operations in Brazil. In October 2010, we acquired what we estimated to be the largest supermarket chain in the Brazilian state of Minas Gerais, Bretas, with 62 stores in three Brazilian states at the time of acquisition: Minas Gerais, Goias and Bahia. With the Bretas acquisition, we consolidated our position as Brazil’s fourth-largest supermarket operator in terms of revenues, as measured by ABRAS.

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

In December 2011, we acquired 85.58% of the capital stock of in Johnson’s S.A. for an aggregate purchase price of Ch$32,606 million. Johnson is a department store with 39 stores throughout Chile using the Johnson brand and 13 stores using the FES brand. FES stores were closed during the 2013 period. In December 2013 Cencosud executed its option to purchase the remaining shares that were not held by it and paid UF 315,935.76 in connection therewith.

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

On June 13, 2012, we opened Costanera Center shopping mall, the largest shopping center in Chile a landmark development for the city of Santiago. On June 29, 2012, we repurchased 38.636% of the capital stock of Jumbo Retail Argentina from UBS. On July 3, 2012, we completed our SEC-registered initial public equity offering of 105,000,000 common shares in the form of common shares and ADSs listed on the New York Stock Exchange.

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

On June 20, 2014, BNS and Scotiabank Chile S.A. (together “Scotiabank”) and the Company together with its subsidiaries, Cencosud Retail S.A. and Easy S.A., executed the Joint Venture Framework Agreement whereby, subject to certain conditions and governmental approvals, Scotiabank will purchase 51% of the shares in the Subject Companies for the amount of U.S.$280 million and will also provide financing for 100% of CAT’s financial services portfolio in Chile, which currently amounts to approximately U.S.$1.0 billion. The Joint Venture Framework Agreement contemplates that the parties will develop, on a joint basis, the retail finance business in Chile. The Joint Venture Framework Agreement provides that the Business shall be operated through (i) CAT, a subsidiary of Cencosud that is in the business of issuing credit cards, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda., or other companies to be established by Cencosud for purposes of the Joint Venture Framework Agreement, to assist in developing the Business, including information processing and collection activities related thereto. Under this agreement, we believe that 2.5 million cardholders will benefit from easier access to new products and financial services and the expertise of Scotiabank, while receiving the Company’s client benefits at our Jumbo, Santa Isabel, Easy, Paris and Johnson stores and shopping centers. In addition to numerous benefits to clients, the new company will seek to achieve synergies that we believe should result in lower operational costs. This association is framed within the Company’s long term strategic plan to boost financial services offered to clients without utilizing Company capital, implementing the same model that has already been successful in our Brazil and Colombia operations. This transaction received regulatory approval for the full implementation of the joint venture framework agreement on April 13, 2015.

On September 4, 2014, the holders of the Series E and F bonds issued by the Company registered in the Securities Registry of the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance) under number 530 (“Issuance No. 530”), approved the amendment of the Bond Issuance Line of Debt Title that regulates the terms and conditions of said Issuance No. 530 (the “Indenture for Series E and F”). The amendments allow the Company to reduce its equity participation in CAT to as low as 45% of said equity. The aforementioned amendments were intended to prevent a default under the Indenture for Series E and F in connection with the consummation of the transactions contemplated in the Joint Venture Framework Agreement.

On October 17, 2014, the Company announced that it was calling its Series A, C and D bonds issued under the number 443 (“Issuance No. 443”) of the securities registry for early redemption, and communicated the same to the Superintendencia de Valores y Seguros. As specified in the announcement, the Issuance No. 443 bonds were scheduled to be redeemed on November 19, 2014. Issuance No. 443 bonds totaled an aggregate amount of UF 10,000,000. Payment for the bonds was to be made in Chilean pesos according to the value of the UF on the redemption date. The Company had previously sought, but failed to obtain, the consent of its Issuance No. 443 bondholders for amendments to the related Bond Issuance Line of Debt Title on September 4, 2014 that would have allowed it to reduce its equity participation in CAT to as low as 45% of said equity, which was necessary for the Company to consummate the transactions contemplated in the Joint Venture Framework Agreement.

On November 13, 2014 the Company entered into a bridge loan agreement for a total amount of U.S.$400 million with BNS and HSBC Bank USA, N.A. (the “Bridge Loan”). A total amount of U.S.$400 million was drawn on November 17, 2014 under the Bridge Loan, which amount was used by the Company to prepay all the Issuance No. 443 bonds. Such prepayment took place and was completed on November 19, 2014. The redemption of the Issuance No. 443 bonds was expected to pave the way, pending regulatory approval, for the full implementation of the Joint Venture Framework Agreement.

On January 30, 2015, the board of directors of the Company resolved to evaluate a potential initial public offering of the Company’s shopping centers division, focusing on Chile, Peru and Colombia, the Company probably would maintain a majority stake in the entity. This evaluation process is in the preliminary stages, and any transaction ultimately undertaken with respect thereto will be subject to approvals required under applicable law.

On February 12, 2015, the Company successfully accessed the international debt capital markets and issued U.S.$1,000 million of debt securities in a two-tranche offering in an effort to refinance liabilities including the repayment of the aforementioned bridge loan facility with BNS and HSBC Bank USA, N.A. The balance of the proceeds were used to refinance certain outstanding liabilities. This refinancing is expected to allow the Company to proceed with its organic expansion program released on January 30, 2014 for years 2015 through 2018.

Principal Capital Expenditures for Organic Expansion

Capital expenditures totaled Ch$227,423 million, Ch$317,710 million and Ch$573,650 million for the years ended December 31, 2014, 2013 and 2012, respectively. For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures and permanent investments.”

B. BUSINESS OVERVIEW

Our Company

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. See “—Industry Overview and Competition” for more explanation on the methodology we use to calculate our market position in such sectors and countries. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We are headquartered in Chile and have operations in Chile, Argentina, Brazil, Colombia and Peru. Our business consists of five segments, including four retail segments, which allows us to reach a wide range of customers offering various combinations of products, price, quality and service. The company believes Brazil, Peru and Colombia are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth and low formal retail penetration as described in herein and in “Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina, Colombia and Peru, with 53 shopping malls representing 800,272 square meters of gross leasable area as of December 31, 2014, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

For the year ended December 31, 2014, we had 1,168 stores and shopping centers with an aggregate of 4,387,088 square meters of selling space and had assets of Ch$ 10,716,503 million, liabilities of Ch$ 6,425,017 million, net earnings attributable to controlling shareholders of Ch$ 164,894 million, and shareholders’ equity of Ch$ 4,291,486 million.

Throughout our 50-year history of growth we have developed, acquired, integrated and expanded several retail businesses with strong brands in the various markets where we operate. Since January 1, 2005, we have grown our total number of stores and shopping centers from 425 to 1,168 as of December 31, 2014 and the total selling space of our retail stores and shopping centers from 1,433,838 to 4,387,088 square meters as of December 31, 2014. In addition, over the same period, we completed several strategic acquisitions that have significantly increased the size and geographic scope of our operations.

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

The following table presents our total number of stores and shopping centers by country as of December 31, 2014:

	Chile	Argentina	Brazil	Peru	Colombia	Total
Supermarkets	238	290	219	87	100	934
Home improvement stores	33	50	—	—	10	93
Department stores	79	—	—	9	—	88
Shopping centers	25	22	—	4	2	53
Total	375	362	219	96	112	1,168

In summary, highlights of our commercial activities include:

•	1,168 stores and shopping centers as of December 31, 2014.

•	4.387 million square meters of selling space as of December 31, 2014.

•	A total of 6.0 million active credit cards issued and U.S. $1.6 billion in credit card operations as of December 31, 2014

The following table indicates the percentages of revenues from ordinary activities and gross profit that each of our geographical markets represented for the period indicated:

	Year Ended December 31, 2014
	Chile	Argentina	Brazil	Peru	Colombia
	(in millions of Ch$)
Revenues from ordinary activities (continuing operations)	3,892,561	2,643,819	2,158,155	937,004	1,079,489
Gross profit	1,081,358	929,227	437,338	226,509	221,822

We are organized in six business segments: supermarkets, home improvement stores, department stores, shopping centers and financial services, plus complementary activities described as “Other.”

Supermarkets. We operate 934 supermarkets throughout Chile, Argentina, Brazil, Peru and Colombia as of December 31, 2014, selling a wide variety of name brand and private label products. We believe that we are the second-largest supermarket operator in Chile, in terms of revenues, based on our comparisons against information from public filings of our main competitors as of December 31, 2014, the second largest in Argentina and the largest in Peru, based also on information provided by a third-party market researcher, Nielsen. We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and as of December 31, 2014 we operated a total of 201 supermarkets and 37 hypermarkets in Chile under the Santa Isabel and Jumbo brands. We operate 20 hypermarkets and 270 supermarkets under Jumbo, Disco and Super Vea brands in Argentina, as of December 31, 2014.

In Brazil, as a result of our acquisitions, we are now the fourth-largest supermarket operator in terms of revenues, according to the ABRAS. We believe we are the largest operator in the state of Minas Gerais, the second-largest in the northeast of Brazil, and we estimate we are the third-largest in the state of Rio de Janeiro (after the acquisition of Prezunic in January 2012), all in terms of sales. In January 2012 we acquired Prezunic, the operator of a supermarket chain of 31 stores in the state of Rio de Janeiro, in Brazil, thus further expanding our presence in the Brazilian market. Our operations in Brazil comprise 178 supermarkets and 41 hypermarkets. According to Apoyo, a Peruvian Rating Agency associated with Fitch, Inc., we are the largest supermarket operator in Peru in terms of sales, with 87 stores as of December 31, 2014.

On November 30, 2012, we completed the acquisition of Carrefour’s operations in Colombia, and currently stand as the third largest player in Colombia in the food retailing industry according to Nielsen data as of December 31, 2014. Our operations in the country comprise 21 supermarkets operating under the Metro Express brand and 79 Hypermarkets that operate under Metro and Jumbo brands. See “—A. History and Development of the Company—History.”

Home improvement stores. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of revenues based on our comparison against publically filed information from our main competitors as of December 31, 2014. We sell a wide variety of building and other materials, including name brand and private label products. As of December 31, 2014, we have 33 Easy home improvement stores and 313,500 square meters of home improvement store selling space in Chile and 42 Easy and 8 Blaisten home improvement stores and 383,786 square meters of home improvement store selling space in Argentina. In October 2008, we opened the first home improvement store in Colombia and as of December 31, 2014 we have 10 Easy home improvement stores and 82,320 square meters of selling space in Colombia.

Department stores. We believe that we are the second-largest department store operator in Chile, in terms of revenues based on our comparison against information from public filings of our main competitors as of December 31, 2014. We also believe we have the largest selling space for department stores in Chile. We operate 79 department stores in Chile under the Paris and Johnson brands with 375,586 square meters of total selling space as of December 31, 2014 and 9 Paris stores in Peru with selling space of 45,232 square meters. Our Paris stores sell a wide variety of merchandise such as apparel, home furnishings, electronics and sporting goods, including name brand and private label products. We began the use of a two-brand strategy in Chile after acquiring an 85.58% interest in Johnson, which at the time operated 39 stores throughout Chile under the Johnson brand and an additional 13 stores using the FES brand with a total selling space of 117,569 square meters. This acquisition added 43.2% of selling space over our existing Paris stores. FES stores were closed during the 2013 period. We completed the acquisition of the remainder of outstanding shares of Johnson on December 18, 2013.

Shopping centers. We believe that we are the second-largest operator of shopping centers in each of Chile and the largest Argentina, in terms of total leasable area based on our comparisons against publically filed information from our main competitors as of December 31, 2014. As of December 31, 2014, we own and manage 25 shopping centers in Chile, 22 in Argentina 4 in Peru and 2 in Colombia with a total gross leasable area to third parties of 800,272 square meters. In Chile and Argentina, each of our shopping centers contains a Jumbo hypermarket, an Easy home improvement store and, in Chile, a Paris department store as well as other third-party-owned businesses intended to attract customers and enhance their overall shopping experience.

Financial services. We established our financial services division in 2003 when we launched our “Jumbo Más” credit card to facilitate in-store purchases and, since then, have significantly increased our credit card operations in Chile, Argentina, Brazil, Colombia and Peru. We have grown both through our own private-label cards and joint ventures with third party bank issuers of credit cards, primarily to finance customers’ purchases in our stores. We also own Banco Paris, a specialty retail consumer bank in Chile, which provides a wide range of consumer and financial services. In August 2010, we launched our own private label credit card in

Peru and we are expanding our offerings of financial services. In 2011, we established Banco Cencosud in Peru and in June 2012 we received the operation license from the banking superintendence (Superintendencia de Bancos y Seguros), and started operations in August 2012 through our Cencosud credit card. In 2011, we entered into an agreement with a major Brazilian bank, Banco Bradesco, to offer financial services for all our stores in Brazil, namely the exclusive issuance and operation of the Cencosud Card credit card (Cartão Cencosud), as well as the offer, within Cencosud stores in Brazil, of consumer loans, purchase financing and insurance products. Prezunic is currently not a participant in the above-mentioned joint venture.

As of December 31, 2014, we had a total of 6 million credit cards and other accounts in Chile, Argentina, Brazil, Colombia and Peru. As of December 31, 2014, we also had U.S.$1.1 billion in customer loans outstanding. Our financial services segment also includes our insurance brokerage services in Argentina, Chile, Brazil and Peru.

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

For the years ended December 31, 2014, 2013 and 2012, results from our “Other” segment represented 0.2%, 0.2% and 0.1%, respectively, of our consolidated revenues.

See also, “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” for additional details regarding our acquisition activities in recent years.

	Year Ended December 31, 2014
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services continuing operations	Other(1)
	(in millions of Ch$)
Revenues from ordinary activities	8,159,237	1,225,616	991,442	214,850	117,679	2,205
Gross profit	1,955,126	425,274	250,163	186,821	78,632	238
Adjusted EBITDA for continuing operations(2)	424,108	119,148	21,854	150,412	38,042	(111,868)

(1)	See “—Our Company” for a description of our “Other” segment.
(2)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

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

As of December 31, 2014, our brand portfolio includes the following principal brands:

	SUPERMARKETS	HOME IMPROVEMENT	DEPARTMENT STORES	SHOPPING CENTERS	FINANCIAL SERVICES
Argentina
Brazil
Chile
Colombia
Peru

We believe we have established a positive record in the operation of our businesses. The following table sets forth certain performance metrics related to our consolidated growth for the periods presented:

	Year Ended December 31,
	2014	2013	2012
	(in millions of Ch$)(1)
Number of retail stores(2)	1,115	1,094	952
Total store area (square meters)(2)	3,586,816	3,514,342	2,941,597
Net sales(2)	10,176,675	9,640,294	8,694,793
Adjusted EBITDA for continuing operations(3)	424,108	434,859	403,992

(1)	Except numbers of stores and selling space.
(2)	Excluding shopping centers and Financial Services.
(3)	See “Presentation of Financial and Other Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

Supermarkets

General

We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and at December 31, 2014 we owned a total of 37 hypermarkets and 201 supermarkets in Chile operating under the Jumbo and Santa Isabel brands. We opened our first Jumbo hypermarket in Argentina in

1982 and in 2004 acquired the Disco supermarket chain, significantly enhancing our presence in Argentina and at December 31, 2014 we operated 20 Jumbo hypermarkets and 270 Disco and Super Vea supermarkets in Argentina. We estimate that we are the second largest operator in Argentina and Chile in terms of sales.

In recent years, we have expanded beyond our traditional supermarket presence in Chile and Argentina and have made sizeable acquisitions in Brazil and Peru. As a result, at December 31, 2014 we operated 219 supermarket and hypermarket stores in Brazil under the brands GBarbosa, Mercantil Rodrigues, Perini, Bretas and Prezunic. With our acquisition of Prezunic in January 2012, we consolidated our position as Brazil’s fourth-largest supermarket operator, in terms of revenues, according to ABRAS. Regionally, we estimate that we are the second-largest operator in the northeast of Brazil, the largest operator in Minas Gerais in Brazil and, following the acquisition of Prezunic, the third-largest operator in Rio de Janeiro, in terms of sales. In Peru, we operated 87 Metro and Wong hypermarkets and supermarkets at December 31, 2014. According to Apoyo, we are the largest supermarket operator in Peru in terms of sales. In 2012, we entered the Colombian supermarket industry inorganically through the purchase of the second largest player in the country, Carrefour. Our supermarket operations in the country dropped the use of their former brand and were rebranded Jumbo and Metro. In 2013, the rebranding process was completed and Cencosud has focused on building brand awareness. According to information received from Nielsen we estimate that we are the third largest player in the Colombian market. For the year ended December 31, 2014, our supermarkets generated revenues from ordinary activities, gross profit and Adjusted EBITDA of Ch$8,159,237 million, Ch$1,955,127 million and Ch$424,108 million, respectively.

As noted under “Item 4. Information on the Company—A. History and Development of the Company—History” above, our supermarket operations have expanded through organic growth and several acquisitions over the past few years. The following table sets forth, for the periods indicated, the effect of the expansion of our supermarket operations:

	Year ended December 31,
	2014		2013		2012
	(in millions of Ch$)(1)
Number of stores	934		922		888
Total selling space (square meters)	2,386,391		2,353,168		2,275,172
Average sales per store	8,228	(2)	8,228	(2)	8,356	(2)
Sales per square meter	2.40	(2)	2.14	(2)	0.28	(2)

(1)	Except numbers of stores and selling space.
(2)	Does not include Colombian Supermarket operations

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our supermarkets per country:

	Year ended December 31,
Revenues from ordinary activities	2014	2013	2012
	(in millions of Ch$)
Chile	2,354,805	2,227,303	2,057,975
Argentina	1,813,585	1,786,933	1,751,868
Brazil	2,154,313	2,003,898	2,095,104
Peru	836,676	745,470	713,307
Colombia	999,857	919,390	115,354
Total	8,159,237	7,682,994	6,733,610

Chile

At December 31, 2014, we operated 238 supermarkets in Chile, which together had 567,873 square meters of total selling space.

The following table sets forth certain information regarding our supermarkets in Chile as of and for the periods indicated:

	Year ended December 31,
	2014	2013	2012
Number of stores	224	224	214
Total selling space (square meters)	546,236	546,236	524,677

Hypermarkets. Our Jumbo hypermarkets are our largest stores in Chile and have selling areas ranging from 6,000 square meters to 11,816 square meters. At December 31, 2014, we operated 37 Jumbo hypermarkets Chile with total selling space of 279,575 square meters.

The following table sets forth certain information related to our Jumbo hypermarkets in Chile for the periods presented:

	Year ended December 31,
	2014	2013(*)	2012
Number of stores	37	37	43
Total selling space (square meters)	279,575	279,085	286,664

(*)	the number of hypermarkets has been adjusted in 2013 due to new standards for their classification. Previously some new Jumbo stores of a smaller format (app. 2,500 sq. meters) were classified as hypermarkets. The current presentation separates stores by format (supermarket and hypermarkets) instead of by brand.

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

Supermarkets At December 31, 2014, we operated 201 supermarkets in Chile under the Santa Isabel and Jumbo Express brands with selling areas ranging from 350 square meters to 3,000 square meters, and total selling space of 279,575 square meters.

The following table sets forth certain information related to our supermarkets in Chile for the periods presented:

	Year ended December 31
	2014	2013(*)	2012
Number of stores	201	187	171
Total selling space (square meters)	272,881	266,661	238,013

(*)	the number of supermarkets has been adjusted in 2013 due to new standards for their classification. Previously some new Jumbo stores of a smaller format (app. 2,500 sq. meters) were classified as hypermarkets. The current presentation separates stores by format (supermarket and hypermarkets) instead of by brand.

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

Argentina

General

We operated 290 supermarkets in Argentina at December 31, 2014, which together had 529,428 square meters of total selling space. Of our 290 supermarkets in Argentina, 20 were hypermarkets and 270 were supermarkets as of December 31, 2014.

The following table sets forth certain information regarding our supermarkets in Argentina as of and for the periods indicated:

	Year ended December 31,
	2014	2013	2012
Number of stores	290	290	288
Total selling space (square meters)	529,428	524,921	522,416

Hypermarkets. We opened our first Jumbo hypermarket in Argentina in 1982. Our Jumbo hypermarkets and supermarkets are our largest stores in Argentina and have selling areas ranging from 3,000 square meters to 12,223 square meters. As of December 31, 2013, we operated 20 Jumbo hypermarkets in Argentina, 18 of which are located in the Buenos Aires metropolitan area.

The following table sets forth certain information related to our hypermarkets in Argentina for the periods presented:

	Year ended December 31,
	2014	2013 (*)	2012
Number of stores	20	21	24
Total selling space (square meters)	163,068	154,100	162,499

(*)	The number of hypermarkets has been adjusted in 2013 due to new standards for their classification. Previously some new Jumbo stores of a smaller format (app. 2,500 sq. meters) were classified as hypermarkets. The current presentation separates stores by format (supermarket and hypermarkets) instead of by brand.

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

Supermarkets. Our supermarkets in Argentina operate under the Disco and Super Vea brands. Disco was founded in 1961 as a small grocery store and was acquired by Ahold in 1998. We acquired Disco on November 1, 2004 for approximately U.S.$315 million. This acquisition added 234 strategically located supermarkets to our operations in Argentina, thus adding an important presence in the city of Buenos Aires. Disco’s strategy has been to segment its stores into “service-oriented” (Disco) and “price-oriented” (Super Vea) formats. Disco also operates a virtual supermarket (Disco Virtual) which allows customers to place orders by telephone and over the internet for home delivery in the Buenos Aires and Córdoba metropolitan areas.

The following table sets forth certain performance metrics related to our supermarkets in Argentina for the periods presented:

	Year ended December 31,
	2014	2013(*)	2012
Number of stores	270	269	266
Total selling space (square meters)	366,360	365,071	359,917

(*)	The number of supermarkets was adjusted in 2013 due to new standards for their classification. Previously some new Jumbo stores of a smaller format (app. 2,500 sq. meters) were classified as hypermarkets. The current presentation separates stores by format (supermarket and hypermarkets) instead of by brand.

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

We also operate price-oriented stores under the Super Vea brand, which targets primarily the low- and middle-income segment of the Argentine population. Super Vea stores are primarily concentrated in the Cuyo (San Juan and Mendoza) and Northwest (Tucumán, Salta, Catamarca and Santiago del Estero) regions of Argentina and offer a lower level of services with a higher proportion of secondary brands and private labels.

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

As of December 31, 2014, we operated 219 stores in Brazil that together had 602,194 square meters of total selling space. In addition to these, we also operate 152 locations in numerous formats such as Eletro-show stores, pharmacies, gas station and delicatessen under our GBarbosa, Bretas and Perini brands in Brazil. For the year ended December 31, 2014, our supermarkets in Brazil generated revenues from ordinary activities of Ch$2,003,898 million, representing 19.4% of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain information related to our supermarkets in Brazil for the periods presented:

	Year ended December 31,
	2014	2013	2012
Number of stores	219	221	204
Total selling space (square meters)	602,194	596,746	552,764

*	Excluding Eletro-show stores and pharmacies operating under the GBarbosa brand. See “—Other Operations—Electronic Stores” and “—Other Operations—Pharmacies.”

GBarbosa. Our GBarbosa supermarkets represent our largest store format in Brazil. Our GBarbosa supermarkets have selling areas ranging from 400 to 8,000 square meters. GBarbosa supermarkets sell products such as fresh fruit and vegetables, meat, poultry, dairy products, alcoholic beverages, textiles, cosmetics and cleaning products, in addition to more gourmet items, such as delicatessen products, fresh fish and bakery items. Our GBarbosa supermarkets also offer a wide range of non-food products, such as electronics, home appliances and textiles, which represent an important share of its sales.

Mercantil Rodrigues. At December 31, 2014, we also owned and operated Mercantil Rodrigues cash and carry in Brazil. Mercantil Rodrigues offer a wide range of food items, including fresh fruits and vegetables, baked goods, fresh meats and other grocery items.

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

Prezunic. On January 2, 2012, pursuant to a stock purchase agreement executed on November 16, 2011, Cencosud Brasil acquired from the Dias Da Cunha family 100% of the capital stock of Prezunic. We estimate that Prezunic is the third-largest supermarket chain in Rio de Janeiro with 31 stores and net sales of approximately R$2.2 billion in 2011. The aggregate purchase price of the operation was R$875 million (or approximately Ch$242,690 million), payable as follows: R$580 million on the closing date of the transaction (January 2, 2012), from which R$190 million were deducted as working capital adjustments, with the balance to be paid as follows: R$80 million, R$85 million, R$80 million and R$50 million, on the first, second, third and fourth anniversary of the closing date, respectively. Pursuant to the stock purchase agreement, Cencosud Brasil was also granted a preferential right from third-party landowners to acquire or lease two supermarket properties that were not owned by Prezunic at the time of the transaction, but were instead leased. Under the terms of this agreement, Cencosud S.A. serves as guarantor of Cencosud Brazil.

Peru

On January 31, 2008, we acquired 100% of the shares of GSW S.A., operating under the brand name Wong in Peru, for approximately U.S.$467 million (approximately Ch$217,295 million). As of December 31, 2014, we operated 87 Wong and Metro hypermarkets and supermarkets in Peru which together had 261,700 square meters of total retail selling space. For the year ended December 31, 2014, our stores in Peru generated revenues from ordinary activities of Ch$745,470 million, representing 7.2% our consolidated revenues from ordinary activities for such period.

The following table sets forth certain information related to our Wong and Metro supermarkets and hypermarkets in Peru for the periods presented:

	Year ended December 31,
	2014	2013	2012
Number of stores	87	87	86
Total selling space (square meters)	261,700	259,360	258,762

Hypermarkets. As of December 31, 2014 we operated 73 hypermarkets mainly under our Metro brand in Peru, which had an average selling area of 2,962 square meters. Metro stores carry our full line of products and brands, at a variety of price points. The target market of our Metro stores is primarily the middle- and low-income segment of the Peruvian population.

Supermarkets. As of December 31, 2014 we operated 14 supermarkets in Peru mainly under our Wong brand, which had an average selling area of 2,310 square meters. Our Wong stores carry our full line of products and brands, at a variety of price points. In addition, some Wong stores contain separate specialty retail facilities operated by third parties. The target market of our Wong stores is primarily the middle- and high-income segment of the Peruvian population.

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

The following table sets forth certain information related to our supermarkets and hypermarkets in Colombia for the periods presented:

	Year ended December 31,
	2014	2013	2012
Number of stores	100	100	96
Total selling space (square meters)	425,196	425,908	416,699

As of December 31, 2014 the hypermarkets we operated in Colombia had an average selling space 4,252 square meters. These stores carry a varied assortment of goods at a variety of price points. Cencosud completed the rebranding of these supermarkets in the third quarter of 2013, bringing to the Colombian market its Jumbo and Metro brands. As in the other countries where we operate, Jumbo hypermarkets are primarily targeted at the upper- to middle-income segment of the population offering a wide range of imported products with high quality standards for its perishables and service. As in Peru our Metro hypermarkets target the mid to lower income segment of the population and have a more promotional approach offering a combination of competitive pricing through specific promotional activities and lower degree of service relative to Jumbo while trying to offer the highest quality product available at those prices.

Hypermarkets. As in Chile and Argentina, the target market of our Jumbo hypermarkets in Colombia is primarily the middle to upper-middle income segment of the Colombian population. Our Jumbo hypermarkets are generally open 14 to 15 hours per day, depending on location, and have flexible closing hours to accommodate the requirements of the local community. After the acquisition of Carrefour´s supermarket operations in Colombia Cencosud chose to rebrand locations aimed at this time of consumer under its flagship Jumbo brand. Cencosud aims to take best practices from its operations in Chile and Argentina to Colombia, taking its focus on food and particularly perishable items in conjunction to its service focus to the Colombian consumer. Our Jumbo locations are usually situated in areas of the country that support the need for an upper-middle income focused store and they adapt their product assortment to the needs of each community.

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

Total selling space for our hypermarkets in Colombia is 425,196 square meters.

Supermarket. Our supermarkets in Colombia operate under the Metro Express brand. These locations are aimed at a consumer that values proximity to a “one-stop shop” location. As of December 31, 2014, Cencosud operated 21 stores under this brand with a total selling space of 4,065 square meters. These supermarkets offer a limited variety of products due to the size of the locations.

Home improvement stores

General

In 1993 we opened our first Easy home improvement store segment in Chile and, since 2002, we have rapidly expanded our home improvement operations. As of December 31, 2014, we operated 93 Easy home improvement stores in Argentina, Chile and Colombia dedicated to home improvement, hobbies and construction. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of selling space, based on our comparisons against information from public filings of our main competitors as of December 31, 2014, and on information provided in the report by Planet Retail, a third-party research company, dated as of that date. In October 2008, we opened the first home improvement store in Colombia, where we operated ten stores and 82,320 square meters of selling space as of December 31, 2014. For the year ended December 31, 2014, our home improvement stores generated revenues from ordinary activities, gross profit and Adjusted EBITDA of Ch$1,225,616 million, Ch$425,275 million and Ch$119,148 million, respectively.

Our home improvement operations have expanded through organic growth and several acquisitions over the past three years. The following table sets forth, for the periods indicated, information regarding the expansion of our home improvement operations:

	Year ended December 31,
	2014	2013	2012
Number of stores	93	89	82
Total selling space (square meters)	779,606	757,074	705,933

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our home improvement stores per country:

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)
Revenues from ordinary activities
Chile	465,520	448,703	400,375
Argentina	692,925	682,010	619,985
Colombia	67,171	46,177	42,727
Total	1,225,616	1,176,890	1,063,086

Chile

In Chile, we operate our home improvement store business through 33 Easy home improvement stores. For the years ended December 31, 2014, 2013 and 2012, Easy home improvement stores in Chile generated revenues from ordinary activities of Ch$465,520, Ch$ 448,703 million and Ch$ 400,375 million, respectively, representing 4.3%, 4.4% and 4.4% of our consolidated revenues from ordinary activities during those periods.

The following table sets forth certain information related to our Easy home improvement stores in Chile for the periods presented:

	Year ended December 31,
	2014	2013	2012
Number of stores	33	32	31
Total selling space (square meters)	313,500	307,853	299,806

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

Easy has a centralized purchasing model based on demand forecasting. However, each store can generate its own supplementary purchases. Price and commercial terms are overseen by different business managers in charge of negotiating with major providers. The product mix is determined based on the needs of the particular community that the store serves. Each year a commercial agreement is signed with each of our suppliers. These commercial agreements are standard for all suppliers and cover the terms on which goods are bought by Easy including volume, discounts, marketing expenses born by the supplier, fees charged for the use of space in the store, logistics expenses, and space in new stores. At December 31, 2014, our Easy home improvement stores in Chile have an average selling area of ranging from 3,266 square meters to 14,469 square meters, with an average of 9,500 square meters of selling area. Each of our Easy home improvement stores has easily accessible car parking and many are located at our shopping centers. Our Easy home improvement stores offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials; and (v) agricultural products.

Argentina

In Argentina, we operate our home improvement store business through 50 Easy and Blaisten home improvement stores, which had 383,786 square meters of total selling space as of December 31, 2014. For the year ended December 31, 2014, our home improvement stores in Argentina generated revenues from ordinary activities of Ch$ 692,925 million, representing 6.5% of our consolidated revenues from ordinary activities during such period.

The following table sets forth certain information related to our Easy home improvement stores in Argentina for the periods presented:

	Year ended December 31,
	2014	2013		2012
Number of stores	50	48		47
Total selling space (square meters)	383,786	373,490	(1)	369,067

(1)	Methodology for the calculation of selling space was modified in 2013 to exclude aisles and cashier space.

Our home improvement business in Argentina has expanded rapidly over the past few years, primarily through the acquisition of four former Home Depot stores in 2002 and nine Blaisten stores in 2008. Our home improvement stores are located in 14 provinces of Argentina and include 11 stores in the Buenos Aires federal district and 23 in the Buenos Aires province. At December 31, 2014, our Easy and Blaisten home improvement stores in Argentina have an average of 7,676 square meters of selling space. Each of our Easy home improvement stores in Argentina has easily accessible car parking and many are located at our shopping centers.

Our Easy home improvement stores in Argentina offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials and (iv) building and wholesale construction materials.

Colombia

In May 2007, we entered into a joint venture with Casino to develop the home improvement store business in Colombia, and subsequently acquired 100% ownership of the joint venture. In October 2008, we opened our first Easy home improvement store in Bogota, and as of December 31, 2014 we operated ten Easy home improvement stores. For the year ended December 31, 2014, our Easy home improvement stores in Colombia generated revenues from ordinary activities of Ch$67,171 million, representing 0.6% of our consolidated revenues from ordinary activities for such period. Nine of our Easy home improvement stores are located in Bogota and one is located in the city of Medellin.
The following table sets forth certain information related to our Easy home improvement stores in Colombia for the periods presented:

	Year ended December 31,
	2014	2013	2012
Number of stores	10	9	4
Total selling space (square meters)	82,320	75,733	37,060

Our Easy home improvement stores in Colombia have selling areas ranging from 8,168 square meters to 9,895 square meters, with an average selling area of 8,232 square meters. Each of our Easy home improvement stores has easily accessible car parking.

Our Easy home improvement stores in Colombia offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials and (v) agricultural products.

Department Stores

We entered the department store business in March 2005 through the acquisition of Empresas Almacenes Paris S.A., one of Chile’s leading department stores in terms of sales and number of stores. The principal activity of Paris is the retail sale of clothing products (including clothes for women, men and children, shoes and accessories) which represent approximately 55% of Paris’ sales, as well as of household goods, electronics and technology products which represent the other 45% of Paris’ sales, each as of December 31, 2014. As of December 31, 2014, we estimate that we were the second-largest department store operator in Chile, in terms of sales. Based on our comparison against information from public filings of our main competitors as of December 31, 2014, we also believe we have the largest selling space for department stores in Chile.

As of December 31, 2014, we operated 79 department stores in Chile, which together had 375,586 square meters of total selling space. In Peru, our Paris store operations comprise 9 stores with 45,232 square meters of selling space. For the years ended December 31, 2014, 2013 and 2012, our department stores generated revenues from ordinary activities of Ch$ 991,442 million, Ch$ 970,360 million, and Ch$886,075 million, respectively, representing 9.3%, 9.4% and 9.7% of our consolidated revenues from ordinary activities for such periods.

The following table sets forth certain information related to our department stores in Chile for the periods presented:

	Year ended December 31,
	2014	2013	2012
Number of stores	79	77	78
Total selling space (square meters)	375,586	371,891	377,191

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

Peru

The following table sets forth certain information related to our department stores in Peru for the periods presented:

	Year ended December 31,
	2014	2013	2012
Number of stores	9	6	—
Total selling space (square meters)	45,232	32,208	—

Our Paris department stores operations in Peru were launched in 2013 and have selling areas ranging from 3,543 square meters to 7,970 square meters, with an average selling area of 5,026 square meters.

Shopping Centers

General

We are a regional operator of shopping centers in Latin America with operations in Chile, Argentina, Peru and Colombia. We are the largest operator of shopping centers in Argentina and the second in Chile in terms of total area for lease, on the basis of our comparisons with public information of our main competitors. We had a total leasable area of 800,272 square meters December 31, 2014. We are owners and operators of 25 shopping centers in Chile, 22 in Argentina and four in Peru, in addition to having the majority stake in two shopping centers in Colombia.

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

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our shopping centers per country:

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)
Revenues from ordinary activities
Chile	120,734	112,838	93,091
Argentina	66,589	69,297	65,468
Peru	17,438	14,555	12,726
Colombia	10,089	8,642	819
Total	214,850	205,332	172,104

Chile

In Chile, Cencosud is the second largest mall operator, and owns and operates 25 shopping centers with 98% occupancy and with over 1 million square meters in total GLA, under the following formats Mega Center, Regional, Neighborhood, Strip Centers and Power Centers.

The shopping centers are located throughout Chile, having nine shopping centers located in Santiago and 16 other regions. During 2012 we opened Costanera Center, the first mixed-use Mega Center in Chile and one of the largest and most successful in the Latin American shopping center industry. The waterfront project also comprises four office towers and a hotel, within the project. The mall itself is six stores high with segmented levels by categories, which marks another step towards the innovation taken by Cencosud in the industry. The Shopping center boasts a marketable area of 152,667 square meters and over 300 stores.

Additionally Cencosud operates a mega center in Santiago, eight regional shopping centers, fifteen neighborhood shopping centers in Santiago and the rest of the country under the brand Portal (e.g. La Dehesa, La Florida, Nuñoa and La Reina, Bellotto, Rancagua, Talcahuano, Temuco, Osorno) and one Power Center.

The following table shows certain information regarding the shopping centers we own in Chile as of and for the year ended December 31, 2014.

Chile	Number of Malls	GLA Total	GLA Third Party	GLA Related Party
		(square meters)
Mega Center	1	152,667	115,740	36,927
Regional	8	471,603	221,501	250,102
Neighborhood	15	360,871	21,253	339,618
Power Center	1	117,920	74,559	43,362

Total	25	1,103,061	433,053	670,008

Argentina

Cencosud is the first shopping center operator in Argentina, with a market share estimated at 36%, and a total GLA of over 700,000 square meters in the country, with 22 shopping centers with 97% occupancy.

In Argentina, Cencosud owns and operates five different formats: regional, neighborhood, factory, power centers and strip center.

Unicenter, based in Buenos Aires, is the main regional shopping center in the country. Cencosud also operates 6 neighborhood shopping centers under the brand Portal, 1 factory, 3 power centers and 11 strip centers.

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

The following table presents certain information regarding the shopping centers we own in Argentina as of December 31, 2014.

Argentina	Number of Malls	GLA Total	GLA Third Parties	GLA Related Parties
		(square meters)
Regional	1	98,374	74,632	23,741
Neighborhood	6	102,888	15,748	87,140
Factory	1	5,229	492	4,737
Power Center	3	117,632	37,073	80,559
Strip Center	11	422,616	153,569	269,047

Total	22	746,739	281,515	465,225

Peru

In Peru, Cencosud owns and operates three malls, with a GLA of 123,144 square meters, a regional shopping center called Plaza Lima Sur located in Lima, a neighborhood mall in the city of Arequipa, called Arequipa Center and two Strip Centers in Lima.

The following table presents certain information regarding the shopping centers we own in Peru as of December 31, 2014:

Peru	Number of Malls	GLA Total	GLA Third Parties	GLA Related Parties
	(square meters)
Regional	1	75,897	43,634	32,263
Neighborhood	1	30,280	17,075	13,204
Strip Center	2	16,968	10,481	6,486

Total	4	123,144	71,191	51,953

Colombia

In Colombia, Cencosud has a majority stake in two shopping centers, El Limonar Shopping Center in the city of Cali with 154 stores and Shopping Center Santa Ana with 54 stores in the city of Bogotá, altogether totaling 34,094 square meters of GLA.

Colombia	Number of Malls	GLA Total	GLA Third Parties	GLA Related Parties
	(square meters)
Local	2	34,094	14,514	19,580
Total	2	34,094	14,514	19,580

Financial Services

General

Our financial services division was established in 2003 when we launched our “Jumbo Más” credit card. With our acquisition of Paris in 2005, we obtained our predecessor’s credit card accounts and thus significantly expanded our credit card business. We rolled out a single Cencosud brand for our credit cards throughout our operations in South America, which will allow us to take a greater advantage of the “Cencosud” brand as well as to achieve greater operational efficiencies, and will make us able to consolidate under one common database all relevant information for our customers. Through this strategy, we expect to achieve higher penetration of our credit card business as we encourage consumers to use our credit cards rather than third-party cards, such as Visa or MasterCard. In Chile, during the year ended December 31, 2014, 43.0% of total sales in department stores, 13.2% in supermarkets and 20.5% in home improvement stores, were paid with one of our credit cards. As of December 31, 2014, we had over 6 million active credit card accounts. Our financial services operations also include joint ventures in Brazil and Colombia and an insurance brokerage in Chile.

The following table sets forth, for the periods indicated, the revenues from ordinary activities from our financial services operations per country, as of December 31, 2014:

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)
Revenues from ordinary activities (continuing operations)
Chile	330	0	0
Argentina	62,596	44,740	41,238
Brazil(1)	3,843	3,983	3,676
Peru	42,814	25,347	13,115
Colombia(2)	8,095	7,581	425
Total	117,679	81,651	58,453

(1)	Joint venture with Banco Bradesco
(2)	Joint Venture with Colpatria

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

Business Definition

The financial services business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings the Company provides through each of its retail business units and is aimed at building long-term relationships with our customers. The largest percentage of the financial retail business corresponds to the Cencosud Credit Card in Chile, which has been operating for more than 20 years. In order to continue the development of this business the Company entered the Joint Venture Framework Agreement. In other markets the Company had already established joint ventures in order to complement its value offering for consumers in Brazil with Banco Bradesco, and in Colombia with Banco Colpatria. Compared to Chile, the card’s market penetration is less pronounced in other countries, such as Peru where it has been available for three years and for one year under the name of Banco Cencosud Peru.

Risk Model

Foundations:

The Risk Management Model is tightly linked to the large-scale and fragmented nature of the retail cardholder portfolio with a very large volume of cardholders (more than 6,000,000 in the region).

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

Chile

Credit cards

We are engaged in the credit card business in Chile through the issuance of our private label Cencosud credit card, which has a strong presence in our stores and can be used at a variety of affiliated businesses and by offering cards under the Visa and Mastercard banners. As of December 31, 2014, we had approximately 2,069 million active credit card accounts in Chile. Through our Cencosud card, we have increased the purchasing power of our middle- and low-income clients, who generally do not have credit offers with other institutions, and are generally unable to bear the fixed costs charged by other credit cards.

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

Our Cencosud credit cards offer a single credit card with features including monthly payments of minimum charge, revolving credit and installment loans. In addition, when using our Cencosud credit cards, customers also receive added benefits such as access to discounts and special offers and accumulation of points, which are usable in our loyalty program and can later be used to make purchases in our stores. Cardholders are charged administrative fees, and interest charges are based on individual extensions of credit. The average monthly interest rate charged to cardholders as of December 31, 2014, 2013 and, 2012 was 2.90%, 3.35% and 3.27% respectively. We adjust the interest rates on our credit cards regularly in response to costs of funding and standard rates in the industry. The revolving interest rates charged to cardholders are floating.

The following table sets forth the credit cards sales by Jumbo, Santa Isabel, Easy and Paris in Chile and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2014		2013		2012
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$)(1)
Jumbo	293,222	17.5%	276,449	17.6%	264,586	18.58%
Santa Isabel	69,978	6.2%	74,470	6.8%	83,146	8.04%
Easy	115,262	20.7%	109,803	20.5%	95,517	19.95%
Paris	400,536	43.6%	426,533	46.0%	430,019	49.42%
Johnson	47,948	26.8%	46,384	26.9%	0	0
Total(2)	926,946	21.2%	933,639	21.7%	873,269	22.94%

(1)	Except percentages.
(2)	Includes value added taxes.

The table below sets forth information with respect to our credit card receivables in Chile:

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)(1)
Portfolio Status
Performing(2)	351,532	406,239	401,360
Past due:
31-89 days	18,425	20,542	25,116
90-180 days	14,752	17,106	20,923
181-365 days			—
Total	384,709	443,888	447,400
Over 365 days and legal proceedings(3)			—
Loan loss allowance as % of past due loans	61.9%	77.01%	67.2%
Loan loss allowance as % of all loans(4)	5.3%	6.53%	6.9%

(1)	Except percentages.
(2)	Performing loans not past due more than 30 days.
(3)	Entire portfolio written off. These claims are subject to a 100% allowance.
(4)	Loan loss allowance does not include Ch$3,533 million of anti-cyclical provisions

The following table sets forth certain information regarding our non-performing loans and write-offs, for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)(1)
Non-performing loans as % of total loans	8.6%	8.48%	10.29%
Total write-offs	41,382	57,018	69,980
Average monthly write-offs as % of total loans	0.9%	1.07%	1.30%

(1)	Except percentages.

On June 20, 2014, we entered into the Joint Venture Framework Agreement with Scotiabank to develop, on a joint basis, the retail finance business in Chile. Under this agreement, we believe that 2.5 million cardholders will benefit from easier access to new products and financial services and the expertise of Scotiabank, while receiving the Company’s client benefits at our Jumbo, Santa Isabel, Easy, Paris and Johnson stores and shopping centers. See “Item 4. Information on the Company – A. History and Development of the Company – History.”

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offering extended warranties for certain of the electronic products sold at our stores. We also offer other attractive insurance plans to our existing retail customers. Our insurance activities focus on the sale of life, medical, unemployment, home and car insurance, in simple formats and at accessible rates focusing on underserved socio-economic segments. Our insurance products are sold through our distribution channels and are supported by telemarketing and personalized marketing to customers in Paris and Jumbo stores. During the years ended December 31, 2014, 2013 and 2012, our insurance activities in Chile generated revenues from ordinary activities of Ch$11,438 million, Ch$ 21,513 million and Ch$25,769 million, respectively, representing approximately 0.2% of our consolidated revenues from ordinary activities for such periods. These figures do not include extended warranty proceeds, which are booked in the retail division.

Argentina

Credit cards

In Argentina we operate a credit card business for each of our retail brands. The Argentine market for financial services is served by domestic and foreign private banks, public sector banks, credit card operators and retailers. In April 2007, we entered the financial services and insurance markets in Argentina through the launch of our “Tarjeta Más.” As of December 31, 2014, we had issued 1.169 million active credit cards. For the year ended December 31, 2014, revenues from our proprietary cards in Argentina represented 0.6% of our total revenue. Through our Cencosud credit card, we have increased the purchasing power of our middle and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards. The following table sets forth the credit cards sales by Jumbo, Disco and Vea, and Easy in Argentina and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2014		2013		2012
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$)(1)
Jumbo	115.071,39	20,8%	131,306	23.9%	116,142	21.4%
Disco and Vea	90.474,10	5,4%	92,378	5.5%	75,455	3.9%
Easy(2)	158.058,90	21,3%	141,033	21.2%	113,925	18.0%
Total	363.604,39	12,2%	364,717	12.6%	305,522	10.9%

(1)	Except percentages.
(2)	Does not include Blaisten

The following table sets forth certain information regarding our non-performing loans and write-offs in Argentina, for the periods indicated.

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)(1)
Non-performing loans as % of total loans	3.8%	3.8%	6.4%
Total write-offs	7,104	7,226	7,251
Average monthly write-offs as % of total loans	0.30%	0.36%	0.47%

(1)	Except percentages.

The table below sets forth information with respect to our credit card receivables in Argentina:

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)(1)
Portfolio Status
Performing(2)	211,169	163,092	120,956
Past due:			—
31-89 days	5,855	4,471	4,618
90-180 days	2,590	1,524	2,136
181-365 days	—	0.81	1,486
Total	219,615	169,088	129,198
Over 365 days and legal proceedings(3)	364	364	370
Loan loss allowance as % of past due loans	110%	93.8%	99.1%
Loan loss allowance as % of all loans	4.2%	3.3%	6.3%

(1)	Except percentages.
(2)	Performing loans not past due more than 30 days.
(3)	Entire portfolio written off. These claims are subject to a 100% allowance.

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offer extended warranties for certain of the electronic products sold at our stores and to offer other attractive insurance plans to our existing retail customers. In Argentina we offer insurance brokerage in the following areas: personal coverage, life insurance, homeowners and renters insurance, auto insurance, fraud insurance, health insurance, unemployment insurance, extended warranty coverage, pet insurance and others. The products are sold in our own retail chains and are also available via telemarketing through our call center. The insurance business has experienced substantial growth in recent years, and we believe it will continue to grow as new products are introduced and use of insurance in Argentina becomes more widespread. At December 31, 2014, our insurance brokerage operations in Argentina accounted for less than 1.0% of our consolidated revenues from ordinary activities.

Brazil

In Brazil we operate our financial services through a joint venture with Brazil’s Banco Bradesco, under which they operate our Credi-Hiper card, one of the largest private label credit cards in the northern region of Brazil. In 2011, we also granted Banco Bradesco the exclusive right to issue and operate our Cencosud Card (Cartão Cencosud) within our stores in Brazil, consumer loans, purchase financing and insurance products.

Our relationship with Banco Bradesco began in May 2006, when GBarbosa entered into a five-year operating agreement with Banco Bradesco to jointly operate Credi-Hiper. Credi-Hiper was developed 29 years ago as a key tool used to maintain the loyalty of GBarbosa’s clients and generate a significant portion of GBarbosa’s revenues. In August 2011, GBarbosa amended and restated the agreement with Banco Bradesco and expanded its scope.

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

We believe our long-term partnership with Banco Bradesco facilitates the sustainable growth of our financial services segment in Brazil by providing a number of competitive financing alternatives and affordable financial services products to our clients. As of December 31, 2014, we had approximately 1.209 million active credit card accounts in Brazil.

In the year ended December 31, 2014, 0.04% of our gross revenues in Brazil were derived from our financial services business carried out through Cartão Cencosud cards. Through these cards, we have increased the purchasing power of our middle-income and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards. These cards do not currently have administrative fees, are accepted only in our stores and allow our clients to purchase food and non-food products. We believe that without access to these cards, many of our clients would not be able to afford purchases of higher-priced non-food items. Despite the poor credit background of some of our clients, these cards have low delinquency rates.

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

Colpatria is responsible for all administrative processes related to the execution of the business such as the approval and upkeep of all credit facilities granted to clients and collection of receivables. Handling of the loan portfolio is the responsibility of Colpatria and all related efforts must be carried out in compliance with rules and under the supervision of the Superintendencia Financiera de Colombia (“SuperFinanciera”) or any other regulatory body governing the business being carried out. Results from the financial business in Colombia for the year ended December 31, 2014 were included in the supermarket segment.

Profits or losses derived from this joint venture are distributed equally between the parties on a quarterly basis. This joint venture has a term of five years from 2012 being automatically extendable for an additional one year if neither party notifies the other six months prior to the original termination date. Our financial services operations have a total of 593 thousand active credit cards in Colombia.

Peru

We aim to provide financial solutions to our customers in order to make our private label cards the primary form of payment used in our supermarkets in Peru.

In August 2011, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. The credit cards are operated through our supermarkets in Peru. In 2011, Cencosud created Banco Cencosud in Peru. In June 2012, we received the operation license from the SBS, and started operations in August 2012 through our Cencosud credit card. Our financial services segment also includes insurance brokerage services in Argentina, Chile, Brazil and Peru. Cencosud has a total of 478 thousand active credit cards in Peru. In addition to our private label cards, Cencosud offers Visa and Mastercard credit cards. Currently 66.8% of our portfolio is under this type of card.

The following table sets forth the credit cards sales by Paris, Metro and Wong in Peru and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2014		2013		2012
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$)(1)
Paris	16,428	35,4%	4,556	26.58%	0	0
Metro	91,246	15,5%	77,164	14.46%	64,183	12.45%
Wong	3,950	1,1%	3,906	1.27%	2,901	0.99%
Total(2)	111,625	11,3%	85,626	100%	67,084	8.28%

(1)	Except percentages.
(2)	Includes value added taxes.

Other Operations

Electronic stores

As of December 31, 2014 we also operated 77 Eletro-show electronic goods stores in the state of Sergipe in Brazil, through which we sell non-food items. The first Eletro-show store was opened in December 2005. Our Eletro-show stores are operated in small cities where the opening of a traditional store is not viable. This original and cheap format of store contributes to the enhancement of the GBarbosa brand in cities where we do not have other GBarbosa stores.

Our Eletro-show stores consist of small show rooms with up to a dozen products on display plus an online catalogue accessible at the store through in-store computers. Eletro-show stores have an average selling space per store of less than 100 square meters. The main target market is low- and middle-income classes of consumers, who do not have access to internet at home, are not used to making virtual purchases, and do not reside near one of our traditional stores. The store has a number of computers where potential clients can access a wide range of products. Our sales people are available to support the customers in the selection and purchase of desired products. We only sell non-food products in the kiosk. Once a customer places an order for products, we assure delivery within 48 hours. The Eletro-show stores have a separate space for community activities, which enables us to attract more customers. We intend to continue installing kiosks in select locations where there is appropriate demand. At December 31, 2014, our Eletro-show stores accounted for less than 1.0% of our consolidated revenues from ordinary activities.

The results of our Eletro-show stores are reported under our “supermarkets” segment in our financial statements.

Pharmacies

We also operated 62 pharmacies in Brazil under the GBarbosa brand as of December 31, 2014, which are located inside or adjacent to our GBarbosa supermarkets. At December 31, 2014, our GBarbosa pharmacies accounted for less than 1% of our consolidated revenues from ordinary activities. The results of our GBarbosa pharmacies are reported under our “supermarkets” segment in our financial statements.

As of December 31, 2014, we operated 47 pharmacies in Peru under the Punto Farma Wong and Punta Farma Metro brands, which are located inside or adjacent to our Wong and Metro supermarkets. At December 31, 2014, our Punto Farma pharmacies accounted for less than 0.2% of our consolidated revenues from ordinary activities. The results of our Punto Farma pharmacies are reported under our “supermarkets” segment in our financial statements.

As of December 31, 2014, we operated 39 pharmacies in Colombia under the FarmaSanitas brand, which are located inside or adjacent to our supermarkets acquired from Carrefour in Colombia. At December 31, 2014, our FarmaSanitas pharmacies accounted for less than 0.2% of our consolidated revenues from ordinary activities. The results of our FarmaSanitas pharmacies are reported under our “supermarkets” segment in our financial statements.

Gas stations

We also operate 11 gas stations in Brazil, under the Bretas brand, which are located inside or adjacent to our Bretas supermarkets. At December 31, 2014, our Bretas gas stations accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Bretas gas stations are reported under our “supermarkets” segment in our financial statements.

We also operate 40 gas stations in Colombia, under the Terpel, Chevron and Biomax brands, which are located inside or adjacent to our supermarkets in Colombia. At December 31, 2014, our gas stations in Colombia accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our gas stations in Colombia are reported under our “supermarkets” segment in our financial statements.

Entertainment centers

In Chile and Argentina, we operate twelve family entertainment centers under the Aventura brand. Our Aventura entertainment centers offer arcade games, mechanical games, bowling lines, 3D games and even an indoor roller coaster in our Aventura center at Florida Center in Santiago. At December 31, 2014, our Aventura entertainment centers accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Aventura entertainment centers are reported under our “Other” segment in our financial statements.

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

We believe that our loyalty programs strengthen our relationship with our customers and believe that a substantial majority of our sales come from loyalty clients.

In 2014, the alliance between Cencosud – and Aeroplan changed regarding the use of the brand. We decided to develop our own loyalty program, Puntos Cencosud, which was launched on March 28, 2014 with new benefits for customers: including simplifying the redemption system by allowing consumers to redeem loyalty benefits by presenting their ID cards and, the incorporation of Johnson department stores as well as Eurofashion with its brands Umbrale, Foster, Topshop, Topman, u*Kids, Moon by Foster, JJO, Legacy and Women´Secret, as new sponsors. Starting April 1, 2014 customers will earn additional loyalty points at these locations and will be able to redeem their points during the second semester. The new program additionally offers extra bonus points for the use of Cencosud´s private label credit card.

The program is already operating in Colombia and Chile. We are currently planning to replicate the business model in the other countries of the region.

The results of our loyalty programs are reported under our “Other” segment in our financial statements.

Chile

We offer our Puntos Cencosud loyalty programs in Chile. As of December 31, 2014, we had over 3 million active loyalty members in Chile, and as of the same date, 75% of our sales in Chile came from loyalty club members.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Chile, for the periods indicated.

	Year ended December 31,
	2014		2013		2012
	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)
	(in millions of Ch$, except percentages)
Jumbo	1,673,103	84%	1,570,694	83%	1,428,399	84%
Santa Isabel	1,133,754	62%	1.081,17	62%	1,034,326	63%
Easy	442,895	68%	436,352	65%	381,974	66%
Paris	922,445	79%	933,451	80%	875,538	80%
Total	4,172,197	75%	4,021,670	74%	3,720,237	76%

(1)	Percentage that such sales represent of total sales by each of our stores in Chile.

Argentina

In Argentina we also offer our Jumbo Más and Vea Ahorro loyalty programs. As of December 31, 2014, we had over 2 million loyalty club members in Argentina and, as of the same date, 59.0 % of our supermarket sales in Argentina came from loyalty club members.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Argentina, for the periods indicated.

	Year ended December 31,
	2014		2013		2012
	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)
	(in millions of nominal Ar$, except percentages)
Jumbo	5,005	63%	3,979	65%	3,333	65%
Disco	4,935	63%	3,892	63%	3,722	66%
Vea	3,517	50%	1,744	35%	494	31%
Total	13,457	59%	9,615	55%	7,549	61%

(1)	Percentage that such sales represent of total sales by each of our stores in Argentina.

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

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Peru, for the periods indicated.

	Year ended December 31,
	2014		2013		2012
	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)
	(in millions of S/., except percentages)
Wong	1,407	80%	1,337	80%	1,302	81.0%
Metro	2,203	73%	2,158	73%	2,230	79.0%
Total	3,610	76%	3,495	76%	3,532	80.0%

(1)	Percentage that such sales represent of total sales by each of our stores in Peru.

Colombia

In Colombia we launched our loyalty program in February 2014 with 100% percent ownership of the program. Our loyalty program in Colombia has quickly become widely used by our shoppers achieving very impressive penetration levels with 76% of our sales coming from loyalty members. This program manages loyalty and incentives programs through a system that rewards customers by giving them points for their purchases in any of our stores that later can be exchanged for other products. At the same time, it allows us to administer a database for marketing campaigns directed to specific segments.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Colombia, for the periods indicated.

	Year ended December 31,
	2014
	Sales (W/tax)	%(1)
	(in millions of COP/., except percentages)
Jumbo	1,337	80%
Metro	2,158	73%
Total	3,495	76%

(1)	Percentage that such sales represent of total sales by each of our stores in Colombia.

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

As of December 31, 2014, Banco Paris served more than 400,781 individual customers, with loans outstanding to approximately 350,973 debtors, including approximately 315,373 consumer loans and 87,276 credit card accounts. At the same date, Banco Paris had 1,235 time deposits.

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

The table below sets forth information with respect to our Banco Paris loan portfolio:

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)(1) (2)
Portfolio Status
Performing(3)	214,332	239,986	195,293
Past due:
31-89 days	8,549	4,375	6,719
90-180 days(4)	6,620	2,996	5,354
+ 180 days	499	456	660
Total	230,000	247,813	208,025
Loan loss allowance as % of past due loans	85%	79%	84%
Loan loss allowance as % of all loans	6%	3%	5%

(1)	Includes activities from postponed commissions.
(2)	Except percentages.
(3)	Performing loans not past due more than 30 days. Excludes Chilean credit card portfolio.
(4)	Entire portfolio written off. These claims are subject to a 100% allowance.

Banco Cencosud

In 2011, we established Banco Cencosud in Peru and in June 2012 we received the operation license from the SBS, and started operations in August 2012 through our Cencosud credit card. Banco Cencosud is regulated by the banking, insurance and pensions superintendence of Peru (Superintendencia de Bancos, Seguros y Pensiones).

The tables below sets forth information with respect to our credit card receivables in Peru:

	2014
	(in millions of S.$)(1) (2)
Portfolio Status
Performing(3)		64,189
Past due:
31-89 days		3,564
90-180 days		2,142
181-365 days		27
Total	S,$	69,923
Over 365 days and legal proceedings(4)
Loan loss allowance as % of past due loans		277.1%

(1)	Includes activities from postponed commissions.
(2)	Except percentages.
(3)	Performing loans not past due more than 30 days.
(4)	Entire portfolio written off. These claims are subject to a 100% allowance.

The table below sets forth information with respect to our credit card receivables in Peru:

	2014
	(in millions of S.$)(1) (2)
Non-performing loans as % of total loans		8.2%
Total write-offs	Ch$	15,889
Average monthly write-offs as % of total loans		1.9%

(1)	Except percentages.

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

Purchasing

We purchase our products from approximately 13,000 suppliers. No single supplier or group of related suppliers accounts for more than 10% of the total products purchased by us in 2014 on a consolidated basis. In addition to local and regional suppliers, we are also able to import products directly from Asia, where we are able to obtain more favorable pricing, and which in turn allows us to negotiate improved purchasing terms with certain suppliers. We believe that the sources and availability of materials for our retail store operations are adequate and will continue to be so for the foreseeable future. We have not experienced any difficulty in obtaining the types or quantities of the merchandise we require on a timely basis and believe that, if any of our current sources of supplies were to become unavailable, alternative sources could be obtained without any material disruption to our business.

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

Country	Supermarkets- Food	Supermarkets - Non-Food	Home Improvement- Non-Food	Department Stores – Non-Food

Argentina	2.8%	20.4%	10.2%
Brazil	0.4%	3.5%
Chile	4.5%	27.4%	16.5%	30.4%
Colombia	6.4%	8.7%	5.9%
Peru	5.1%	28.4%		54.9%

Total	3.3%	15.5%	10.6%	30.4%

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

Supermarkets

Chile

For fast-moving and high-volume sales merchandise, national suppliers distribute products directly to each store. For slow-moving groceries, perishable fruits and vegetables and imported products and meat, distribution is centralized through our distribution centers and delivered by third-party transportation companies. Sales from products delivered to our distribution centers accounted for approximately 39.0% of our sales at December 31, 2014.

We operate in three distribution sites in the Santiago metropolitan region from which we conduct all centralized deliveries to our Jumbo and Santa Isabel stores, including:

•

A 41,000 square meter distribution center that operates in three shifts six days a week and is used to deliver non-perishable products, perishable fruits, vegetables and other refrigerated food categories to Santa Isabel and Jumbo stores.

We use a cross-docking system for fresh products that allows fresh products to reach stores in 24 hours. Cross-docking is the practice of receiving goods at a distribution center, which are immediately consolidated with other goods for quick distribution to stores.

•	A 90,000 square meter distribution site used to deliver non-perishable, non-food and textile products. Three quarters of the distribution center are dedicated to imported products and the remainder is used for a cross-docking system of national products that allows products to be shipped in less than 24 hours.

•	A 2,500 square meter distribution center that is used for storage and delivery of imported fresh meat.

As of the second quarter of 2013, our 3,000 square meter cross-docking center in Concepcion was fully operational, servicing our 19 stores in the city, thus improving our lead time and service with smaller local trucks.

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

Argentina

Distribution to our stores in Argentina is centralized from three distribution centers located in Buenos Aires, Cuyo and Córdoba, and a transfer site in Tucuman totaling 153,000 square meters, which together accounted for 80.0% of our supermarket sales in Argentina in 2014, including meat and bakery products. Approximately 20% of our products are distributed to our stores directly by our suppliers.

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

In December 2013, our distribution center in the Argentine city of Cordoba was stormed and damaged in the middle of civil unrest that was occurring in the city as a product of a civil servant strike. Losses from this were partially covered by insurance, and were in our profit (loss) line for the period. No insurance payments were received during the 2013 period. This distribution center has since resumed operations.

Brazil

We currently use three distribution centers for our GBarbosa stores in the north east of Brazil, totaling approximately 51,000 square meters. They are located in Aracaju (32,000 square meters), Salvador da Bahia (21,000 square meters) and Fortaleza (8,000 square meters). Our distribution centers accounted for approximately 80% of our sales as of December 31, 2014. The GBarbosa distribution centers run a dry and fresh goods stock operation. The rented distribution Center in Salvador was increased to 21,000 square meters in order to support our increased operations in the State of Bahia in 2013, and reduce transportation costs from other distribution centers. Deliveries to GBarbosa stores are made primarily through external carriers although we do own a small fleet of delivery vehicles. Home deliveries are handled entirely by external carriers.

Bretas stores in central Brazil are supported by two distribution centers, totaling approximately 40,000 square meters and a 6,000 square meters warehouse for fresh vegetables in the city of Uberlandia. The two large distribution centers are located in Belo Horizonte (30,000 square meters) and Goiania (10,000 square meters). Both distribution centers store dry goods, vegetables and fresh goods operations. Both distribution centers have staple stock (storage) and cross-docking capabilities, which enable goods received at the distribution center to be stocked and distributed at a later time or distributed immediately to our stores. Currently, the distribution centers include electronic goods for store and home delivery. Products stored in our distribution centers accounted for approximately 60 % of our sales in 2014. Distribution to stores and home deliveries are made entirely by external carriers.

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

Cross-docking of national groceries and fresh-products represents approximately 80% of centralized distribution while a regular in-stock operation is used for distribution of imported products and some categories of national non-food products. We use a SAP-based warehouse management system for our operations. Deliveries are made using external carriers and delivery contracts are negotiated periodically.

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

Home improvement stores

Chile

Our 90,000 square meters distribution center is located in Santiago and accounted for approximately 65% of our Easy sales in 2014. Centralized distribution is mainly supported by a cross-docking system that operates with more than 450 vendors and accounts for two thirds of the distribution operations, while the rest arises from imported stored goods.

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

Argentina

We operate three distribution centers located in Buenos Aires for our Easy and Blaisten operations, totaling 59,000 square meters. Easy Argentina also relies on direct deliveries from suppliers to stores.

Centralized distribution includes a regular warehouse operation from stocked merchandise (imported and domestic goods) and a growing cross-docking operation with more than 600 vendors. There is also a home delivery operation which accounted for approximately 15.0% of sales in 2014.

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

Brazil

We believe we have a very positive image in the eyes of our clients in the locations we operate, due to our low prices, the high quality of services we offer, and the wide range and superior quality of products. During 2014 the Company decided to take marketing to a regional level in Brazil, allowing for greater flexibility in all campaigns launched in the country to better target each core target audience. Brazil is the only country where Cencosud currently operates with regional marketing due to the structure of its operations there.

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

In 2014, with the brands already established, our challenge was to work for recognition and to position Jumbo and Metro within each target audience and begin their consolidation. Accordingly, we planned to focus on the following areas:

1. Establishing and strengthening the value proposal for each brand through the attributes that distinguish them leveraging on Cencosud´s own prestige and recognition among Latin American consumers.

2. Building “price image” for both brands, acknowledging that factor as a vital driver for the Colombian market.

3. Customizing Jumbo and Metro to Colombian expectations and regionalizing communication in order to better relate to the needs of customers and become ingrained in Colombian society.

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

Argentina

In Argentina, in addition to traditional mailings and catalogues similar to Chile, we conduct programming through our website, www.easy.com.ar, television and radio that teaches our clients how to use our products. We also educate clients through practical classes at our store locations. Our television and radio programming runs continuously on local channels. In Argentina, we also guarantee customer satisfaction and accept any returns within the timeframes established by the consumer protection guidelines currently in place.

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

The following table provides a brief overview of our competitive position in each of our principal markets as of December 31, 2014:

	Chile	Argentina	Brazil	Peru		Colombia
Supermarkets	2nd	2nd	4th	1st		3rd
Department stores	2nd	—	—		*	—
Home improvement	2nd	1st	—	—		—
Shopping centers	2nd	2nd	—	—		—

Source: ASACH, ABRAS, Nielsen, competitors’ press releases, and company estimates.

*	our Paris department stores operations are now starting up.

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

We have made significant investments in maintaining and updating our technology infrastructure and systems applications and business solutions. Our customized information systems have contributed significantly to our competitiveness and growth to date, however, they have been also diverse, complicated, increasingly expensive and of limited flexibility in respect of evolving technology and growth of our business. Therefore, starting in 2010, we began simplifying our systems architecture. For example, last year we started integrating the operations of our supermarkets in Brazil, under SAP Retail and the POS application, resulting in operating efficiencies and cost savings. We have also been working on the integration of SAP FICO on a regional level in Argentina and Colombia since 2012 and in Peru since 2013. Finally, all of our entities including newly acquired ones are operating over the same data network, sharing network services, IP phone and video conferencing services, as well as information technology security tools and protocols, allowing us to operate at lower costs and setting the ground for wide-scale Information Technology (“IT”) integration across the regions in which we operate.

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

We are implementing infrastructure improvements to be better prepared in the event of a catastrophe or a failure of our key systems. During 2013, we established two datacenters in Santiago and Buenos Aires with the assistance of global service providers, replaced the infrastructure of our key systems in order to have redundancy and updated our key systems in both datacenters. Our key systems (ERPs) are already on the new platforms.

Cyber security

Our security platform allows us to manage user identities, allocate resources to users and secure access to corporate resources. Our Information Security Department and Corporate Audit Department review segregation of duties. We have an access management process for all the key applications that support business units based in Chile, Argentina, Peru, Brazil and Colombia.

Cyber-attack detection systems are currently in place, including firewalls and intrusion prevention systems. We have deployed antivirus solutions for endpoints and servers, antispam and antivirus for corporate e-mail and a web filtering solution to secure internet access. Security infrastructure is deployed in Chile, Argentina, Peru, Brazil and Colombia.

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

In April 2014, we experienced a security breach whereby several company websites in Chile were attacked by an organized group of hackers. As a consequence of this most of the sites were taken offline. We experienced data breaches at two websites whereby access to our server was obtained, but with low impact and no client information was obtained. We have since made arrangements to remediate security weaknesses in our websites, including through testing security for our websites by a third party, strengthening security protocols and procedures, providing relevant technical training to IT administrators, increasing periodic testing by third party specialized teams, and engaging real-time monitoring security services for our critical websites in order to remain alert to any malicious activity.

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

We own our headquarters, located at Av. Kennedy 9001, Las Condes, Santiago, Chile.

The following table sets forth certain information with respect to our facilities at December 31, 2014:

Segment	Country	Number of stores	Area(1)	% Leased
Supermarkets	Chile	201	272	68%
Hypermarkets	Chile	37	279	16%
Supermarkets	Peru	73	167	51%
Hypermarkets	Peru	14	94	38%
Supermarkets	Argentina	270	366	57%
Hypermarkets	Argentina	20	163	16%
Supermarkets	Brazil	178	434	96%
Hypermarkets	Brazil	41	167	73%
Supermarkets	Colombia	21	4	100%
Hypermarkets	Colombia	79	421	15%
Home Improvement	Argentina	50	383	28%

Segment	Country	Number of stores	Area(1)	% Leased
Home Improvement	Chile	33	313	3%
Home Improvement	Colombia	10	82	30%
Department Stores	Chile	79	375	73%
Shopping Centers	Argentina	22	746	13%
Shopping Centers	Chile	25	1,103	27%
Shopping Centers	Peru	4	123	0%
Distribution Centers	Argentina	14	227	29%
Distribution Centers	Brazil	12	147	100%
Distribution Centers	Chile	9	334	78%
Distribution Centers	Colombia	9	33	100%
Distribution Centers	Peru	6	55	100%

(1)	In thousands of square meters.

In addition, we routinely purchase undeveloped properties that we anticipate to use for future supermarket construction, home improvement stores and shopping centers. As of December 31, 2014, we had the following undeveloped properties:

Country	Number of properties(1)	Total area (in square meters)	Ownership
Argentina	26	1,439,357	Owned
Brazil	25	354,253	Owned
Brazil	21	173,958	Leased
Chile	35	2,461,171	Owned
Chile	7	301,828	Leased
Colombia	4	89,953	Owned
Peru	29	148,210	Owned
Peru	11	21,230	Leased
Total	158	4,989,960

(1)	Includes properties where construction is ongoing.

Intellectual Property

The principal trade names and service marks used in our business are Jumbo, Jumbo Más, Easy, Más Easy, Santa Isabel, Disco, Vea, Paris, Más Paris, Paris Corredores de Seguros, Banco Paris, Johnson, Puntos Cencosud, Wong, Metro, GBarbosa, and Prezunic among others, and their respective logos, covering all major South American markets. We own or have the rights to use the trade names and service marks and the respective logos related to all our marks. We believe that our trademarks, trade names and service marks are valuable assets to us which successfully differentiate us from our competitors.

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

Industry Overview and Competition

Our countries of operation—Argentina, Brazil, Chile, Colombia and Peru—represent a combined population of approximately 331.0 million, according to each country’s statistics agency as of 2014. Chile, our largest market in terms of revenues from ordinary activities, has a population of approximately 16.5 million and experienced GDP growth of, 6.0% in 2011, 5.5% in 2012 and is estimated to have expanded 4.7% in 2013 and 1.8% in 2014, as reported by the Central Bank of Chile. Argentina, our second-largest market in terms of revenues from ordinary activities, has a population of approximately 41.0 million and, according to the Central Bank of Argentina, experienced annual GDP growth of 1.9% in 2012, 5.3% in 2013 and 0.5% in 2014, as reported by the Argentine Ministry of Economy. Brazil, our third-largest market in terms of revenues from ordinary activities, has a population of approximately 196.5 million and, according to the Central Bank of Brazil, experienced annual GDP growth of approximately 0.9% in 2012, 1.9% in 2013 and GDP contraction of -0.9% in 2014.

We have supermarkets in Argentina, Brazil, Chile, Peru and Colombia; home improvement stores in Argentina, Chile and Colombia; shopping centers in Argentina, Chile and Peru; and department stores in Chile. During the year ended December 31, 2014, 76.2% of our revenues from ordinary activities came from our supermarket operations, 11.4% came from home improvement operations, 9.4% from our department stores, 2.0% from our shopping centers and 3.0% from our financial services.

	Year Ended December 31, 2014
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services continuing operations	Other(1)
Revenues from ordinary activities	8,159,237	1,225,616	991,442	214,850	117,679	2,205
Gross profit	1,955,126	425,274	250,163	186,821	78,632	238
Adjusted EBITDA from continuing operations(2)	424,108	119,148	21,854	150,412	38,042	(111,868)

(1)	See “Item 4. Information on the Company—B. Business Overview” for a description of our “Other” segment.
(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

The Supermarket Industry

Chile

As of December 31, 2013, we estimate that the Chilean supermarket industry is composed of approximately 1,372 stores nationwide, including hypermarkets and supermarkets. As of December 31, 2014, total net sales by supermarkets in Chile grew by 3.9% as compared to the same period in 2013, according to the Chilean National Institute of Statistics. During the last three years, nominal same-store sales at our supermarkets grew by 4.3%, 1.6%, and 4.8% in 2014, 2013 and 2012, respectively.

The Chilean supermarket industry had been characterized by the construction of larger stores (including more hypermarkets), both on a free-standing basis and within shopping centers and other commercial developments, and consolidation of ownership in fewer, larger supermarket chains. Current trends in the industry include increased differentiation among competitors, with some supermarket chains emphasizing a low price/low service strategy, while others have pursued a strategy of moderate or higher prices with higher levels of service. Other recent trends in the Chilean supermarket industry have include the development of specialized internet sale channels by major players, increased funding of marketing costs by suppliers, expansion by chains outside the Santiago metropolitan region and to urban areas with lower purchasing power, the growth of private label products, and increased demand for organic products and prepared foods.

As noted above, we believe that the Chilean supermarket industry in Santiago shows certain signs of saturation, and as a result newly opened stores to some extent cannibalize the sales of existing stores. As of December 31, 2014, we estimate that the four largest supermarket operators in Chile represented over 90% of the industry in terms of net revenues. Our growth prospects in the Chilean food retailing sector are likely to depend to a large extent on future growth in Chilean GDP or acquisitions of other supermarket chains, and we cannot assure you that either will in fact occur. Our competitors include hypermarkets, supermarkets, hard discount stores, self-service stores, traditional, family-owned neighborhood grocers and open markets. Although competition is already intense in many locations, we believe that competition is likely to intensify further as existing competitors expand the number of their stores and improve the quality of their operations and as new competitors enter the market. Competition is based on price, quality, variety, customer service and store location, with various competitors emphasizing these factors to varying degrees.

The following table presents certain information about us and our principal competitors in the Chilean supermarket industry as of December 31, 2014:

	Wal-Mart Chile	Cencosud	SMU	Falabella (Tottus)
Number of stores	380	238	393	52
Total selling space (square meters)	890,000	567,873	575,00	182,892
Market share(1)	38.1%	33.1%	22.9%	6.0%

Source: Public filings, INE, ASACH, Nielsen.

(1)	As of December 31, 2014, based on reported net revenues from supermarket operations in Chile.

We estimate that Walmart Chile is the largest supermarket chain in Chile in terms of net revenues and, at December 31, 2014, it operated 380 stores in Chile. Walmart Chile operates four different sizes of stores under different brands, allowing it to target different segments of the market offering a combination of everyday low prices, service and proximity. Walmart Chile entered the Chilean market in January 2008, and due to its association with Wal-Mart, we believe it has greater leverage with its suppliers than us or its other competitors. As a result, it is able to obtain more favorable purchasing terms than us.

Recent efforts by Chilean retail holding company SMU S.A. (“SMU”) to consolidate over 50 regional food retailers in Chile into a single integrated rival threaten to increase competition in the Chilean supermarket industry. Additionally, in September 2011 SMU announced it had acquired rival Supermercados del Sur, which we estimate was the fourth-largest supermarket chain in Chile in terms of revenues at the time. These consolidation efforts have not yet had a material impact, but we perceive increased risk over the intermediate-to-longer term. We see similar consolidation efforts targeting smaller hardware stores and “do-it-yourself” retailers in the home improvement industry, such as the SMU’s acquisition of Construmart, the third-largest retailer in the Chilean home improvement industry in terms of revenues in our estimation. During 2013 SMU had to amend its financial statements to better reflect lease agreements for its operations. This led to a restructuring of their liabilities. SMU further announced it had resolved to sell Construmart and Monserrat in Chile and Mayorsa in Peru, in addition to several supermarket stores operated under the Unimarc brand. We believe other regional rivals could emerge in the future. In December, 2014 SMU announced it had successfully divested from its 40% stake in supermarket chain Montserrat for a price of U.S.$ 44.3 million.

Moreover, on December 14, 2011, the Fiscalía Nacional Económica, or “FNE”, announced an investigation into anti-competitive practices in the food retail industry including several local operators such as Cencosud. Details of the investigation have not been made public. However, Cencosud believes that it has complied with all applicable regulations in conducting its business. The investigation may result in the imposition of fines on the parties being investigated.

We generally perceive homogeneity in retail pricing and terms. Chile’s vendor base is largely consolidated, and characterized by oligopoly and monopoly structures that have generally limited procurement power among retailers, despite their perceived scale advantages.

Argentina

Historically, the Argentine supermarket industry was dominated by traditional, family-owned neighborhood grocers (almacenes). In the 1980s, supermarkets began to proliferate and the first hypermarkets appeared, a trend that accelerated in the early 1990s with significant expansion of modern supermarket operations, including minimarkets, supermarkets and hypermarkets in urban areas. During the 1990s, consumer grocery purchases at almacenes declined. Since 1999, the level of market penetration has remained relatively stable. The Argentine supermarket industry is highly competitive and fragmented, and we estimate that the four largest supermarket chains in Argentina account for approximately 68% of total supermarket net sales as of December 31, 2014. In Argentina, where foreign food retailers have an established presence and we are a smaller competitor, we face a very different competitive atmosphere than in Chile. We believe that some of these food retail companies have substantially greater financial resources than us. In addition, there is strong competition from small independent stores and individual, non-chain stores that represent a significant and growing part of the food and grocery business in Argentina.

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

The following table presents certain information about us and our principal competitors in Argentina as of December 31, 2014:

	Cencosud	Carrefour		Wal-Mart		Coto
Number of stores	290	442	(2)	100	(3)	130
Market share(1)	17.3%	22.5%		15.3%		14.8%

Source: Public Filings, INDEC, Planet Retail.

(1)	In terms of sales.
(2)	Includes Express format
(3)	Walmart & Changomas stores

Our main competitor in Argentina is Carrefour. At December 31, 2014, Carrefour operated 442 stores. Part of Carrefour’s competitive advantage arises from its low prices and aggressive promotional campaigns around special seasonal events coupled with a multiformat strategy.

We expect this highly competitive environment to continue to exert pressure on our results of operations in this market.

Brazil

The Brazilian food retail industry is highly fragmented. Despite consolidation within the Brazilian food retail industry, according to ABRAS, in 2012, the twenty largest supermarket chains represented only approximately 76% of the food retail industry. According to ABRAS our stores accounted for approximately 4.2% of the gross sales of the entire Brazilian food retail industry in 2013. We believe that future acquisitions will mainly involve smaller-sized stores. Another trend in the retail food industry is large chains migrating to smaller local, such as Tesco Express and Sainsbury’s Local.

As set forth in the following table, according to ABRAS data, in 2013, the ten largest retailers recorded revenues of approximately R$140 billion, conducting business in approximately 3,301 stores

Company	Gross revenues		Number of Stores	Space available for sales (square meters)	Number of Checkouts	Employees
	(R$ million)%
Companhia Brasileira de Distribuicao	64,405	27.76%	14,993	2,752,860	16,079	156,342
Carrefour	34,012	14.66%	241	NA	NA	64,776
Wal-Mart Brasil	28,477	12.27%	544	1,544,074	9,381	75,475
Cencosud Brasil	9,811	4.23%	221	596,746	2,962	35,133
Zaffari	3,765	1.62%	30	132,454	852	9,691
Total—five largest	140,472	60.55%	3,035	5,026,134	29,274	341,417
Condor Super Center Ltda	3,190	1.38%	918	128,024	852	9,716
Irmao Muffato & Cia	3,111	1.34%	820	131,295	1,003	9,115
Supermercados BH	2,848	1.23%	1,120	113,340	1,300	12,200
Sonda	2,639	1.14%	847	86,428	905	8,075
A Angeloni	2,364	1.02%	652	107,096	691	9,547
Total—ten largest	154,626	66.65%	33,451	5,592,317	34,025	390,070

Source: ABRAS.

*	Denotes sales for companies during the 2013 period

Our main competitor in Brazil is Bompreço, a company controlled by Wal-Mart. It ranks third in sales in Brazil, according to ABRAS. Bompreço is the largest retailer in the Northeast of Brazil, where we believe we hold the number two position in terms of sales, and is our competitor in the states of Sergipe, Bahia and Alagoas, with six, 54 and eight stores, respectively. We also compete against Companhia Brasileira de Distribuição, through its brands Extra, Assai and Pao de Azucar, across several of our markets. In Minas Gerais, we also compete against Carrefour through its Carrefour and Atacadao brands. We believe we hold the number one position in terms of sales in that state. In Rio de Janeiro, where we believe we hold the number three position in terms of sales, we compete against Guanabara and Mundial. We also compete against open fairs and small- and medium-sized retailers that buy their products from informal distribution networks to obtain prices lower than the prices charged by our suppliers.

Peru

As of December 31, 2014, we estimate that the Peruvian supermarket industry was composed of approximately 237 stores nationwide, including hypermarkets and supermarkets. We believe supermarket penetration for the Lima metropolitan area was approximately 35.0 % resulting in a country average of less than 20.0%. A large percentage of consumption in Peru is still served by informal trade. Smaller grocery stores, convenience stores and open air markets play an important role in this industry with roughly 75% of the market share as of 2014. The level of competition and the identity of competitors have changed over the last several years.

The following table presents certain information about us and our principal competitors in Peru as of December 31, 2014:

	Cencosud	Supermercados Peruanos	Tottus (Falabella)
Number of stores	87	101	40
Total selling space (square meters)	261,700	269,718	182,892

Source: Public filings.

For the year ended December 31, 2014, we believe we were the largest operator of supermarkets in Peru in terms of net sales based on our comparisons against information from public filings of our main competitors as of December 31, 2014. Our principal competitors in the hypermarket format are InRetail, controlled by the Rodriguez Pastor family, who also control the Peruvian financial group Intergroup, through its brands Plaza Vea, Plaza Vea Super and Vivanda and Tottus, controlled by Falabella.

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

The following table presents certain information about us and our principal competitors in Colombia as of December 31, 2014:

	Cencosud	Exito	Olimpica
Number of stores	100	537	260
Total selling space (square meters)	425,196	818,132	282,980

Source: Public filings.

The Home Improvement Industry

Chile

We believe the Chilean home improvement industry is the most developed in South America. However, this is still highly fragmented among big-box operators and several hardware stores (some of which have teamed up in associations such as MTS and Chilemat), according to our estimates. Growth of the industry’s main players has been based on expansion of Chile’s construction and housing industries, as well as sector consolidation.

The Chilean home improvement industry is highly competitive and has been subject to increased consolidation. In 1998, Home Depot entered the Chilean market and was subsequently acquired by Falabella, through its Home Store subsidiary in 2001. In November 2002, we purchased the Chilean home improvement stores and agricultural product chain, Proterra. In January 2011, the Chilean retail holding company SMU acquired the entire share capital of the hardware store chain Construmart, operating a number of stores under the brand Construmart with an average size of 2,500 square meters being the third most relevant player in the home improvement market.

The home improvement industry caters to home improvement, repairs and maintenance, and new construction. Customers in this sector include homeowners, small contractors and large construction companies seeking building materials for new projects. The sector is characterized by high price sensitivity and demand for high levels of product variety.

The following table presents certain information about us and our major competitors in Chile, as of December 31, 2014:

	Sodimac	Cencosud
Number of stores	84	33
Total selling space (square meters)	689,217	313,500

Source: Public filings, Internal estimates.

For the year ended December 31, 2014, we estimate that we were the second-largest operator of home improvement stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2014. At December 31, 2014, Sodimac operated 84 home improvement stores with a total of 689,217 square meters of selling space. Its competitive advantage arises from its multi-format structure, with its Sodimac Homecenter stores that are similar to our Easy home improvement stores, as well as its Sodimac Constructor stores that cater to professional builders and its Sodimac Empresas warehouses that facilitate efficient delivery of construction materials in Antofagasta, Viña del Mar, Santiago and Talcahuano primarily used for large construction companies. Sodimac also accepts Falabella’s widely-used store credit card CMR that has significant more penetration in the market than our Cencosud credit card.

Argentina

We believe the Argentine home improvement industry is composed of more than 70 home improvements stores nationwide, of which we operated 50 as of December 31, 2014. The remaining stores are operated by Sodimac, Hiper Tehuelche and Barugel Azulay. There are also various small more specialized hardware and construction supply stores. Prior to 2002, we faced competition from Home Depot (Argentina) until our acquisition of its Argentine operations in February 2002. We face strong competition from other hardware stores and specialty stores dedicated to specific areas of construction and home improvement. Until 2007, when Sodimac entered the market, we were the sole big-box home improvement chain in Argentina, with 17% market share, according to our estimates. We believe that the Argentine home improvement market still offers plenty of room for consolidation, leaving enough space for us to grow over the coming years.

The following table presents certain information about us and Sodimac, our main competitor in Argentina, as of December 31, 2014:

	Cencosud	Sodimac
Number of stores	50	8
Total selling space (square meters)	383,786	84,289

Source: Falabella’s public filings, internal estimates.

For the year ended December 31, 2014, we estimate that we were the largest operator of home improvement stores in Argentina in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2014. Our principal competitor in Argentina is also Sodimac, which operated 8 home improvement stores with a total of 84,289 square meters of selling space at December 31, 2014.

Colombia

We believe the Colombian home improvement industry is the most underdeveloped in the countries where we compete. For the year ended December 31, 2014, there were 44 home improvement stores. Hence, the industry is highly fragmented and composed of both general and specialized retailers.

Our main competitor is Sodimac HomeCenter, which is a joint venture between Colombian Grupo Corona (51%) and Chilean Falabella (49%), competing in the home improvement market in Colombia since 1993.

The following table presents certain information about us and Home Center, our main competitor in Colombia, as of December 31, 2014:

	Sodimac Home Center	Cencosud
Number of stores	34	10
Total selling space (square meters)	331,441	82,319

Source: Falabella’s public filings, internal estimates.

The Chilean Department Store Industry

The department store industry in Chile traces its origins to 1889, when Salvatore Falabella opened a tailor shop in Chile following his arrival from Italy. Our Department store operations can trace their origins to the founding of Mueblería Paris, a furniture store founded in 1900 by José María Couso. The store later changed its name to Almacenes Paris due to the incorporation of additional product lines to its assortment. Since then, other companies have entered the Chilean market and the industry has experienced intense consolidation. Almacenes Paris was a pioneer in its industry launching in the 1970s the first credit card issued by a retailer, a move that was soon followed by Falabella and smaller competitor Ripley. In the 1990s, following the bankruptcy of Muricy, Almacenes Paris acquired prime locations in shopping center Parque Arauco and Mall Plaza Vespucio. In 1996, Almacenes Paris became a publicly listed company at the Santiago Stock Exchange. Empresas Almacenes Paris S.A. was later acquired by Cencosud in March 2005.

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

The following table presents certain information about us and our main competitors as of December 31, 2014:

	Falabella	Cencosud	Ripley	La Polar
Number of stores	45	79	43	38
Total selling space (square meters)	304,994	375,586	276,080	159,000

Source: Falabella’s public filings, Ripley’s public filings and internal estimates.

For the year ended December 31, 2014, we believe we were the second-largest operator of department stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitor as of the same date. Based on that comparison, we estimate that Falabella is the largest department store operator in Chile in terms of revenues and, at December 31 2014, operated 45 department stores with a total of 304,994 square meters of selling space. Falabella’s credit cards and loyalty programs are well-known in the market. On the same basis, we believe Ripley is the third-largest department store operator and, at December 31 2014, operated 43 department stores with a total of 276,080 square meters of selling space. Many of our competitors have active financial services divisions that support their retail activities, and both Falabella and Ripley operate banks focused on consumer lending.

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

The Chilean shopping center industry is highly competitive and, at December 31, 2014, was composed of more than 45 shopping centers nationwide, the majority of which are operated by us, Grupo Plaza (controlled by Falabella), Parque Arauco and Espacio Urbano (controlled by Walmart Chile), according to public and internal estimates. Shopping centers not only compete with other shopping centers, but also with an increasing number of individual retail stores.

The following table provides certain information about us and our competitors in Chile at December 31, 2013:

	Gross leasable area(1)	Market share
GrupoPlaza (Falabella)	832	22%
Espacio Urbano(2) (Wal-Mart)	615	16%
Cencosud(2)	1,103	29%
Parque Arauco S.A.(3)	306	10%

Source: Chilean Council of Shopping Centers and public filings by Falabella, Parque Arauco and Walmart Chile, as well as internal estimates.

(1)	In thousands of square meters.
(2)	Includes area leased to related companies.
(3)	Gross leasable area adjusted to reflect proportional ownership participation in each shopping center.

At December 31, 2014, we were the largest shopping center operator in Chile in terms of gross leasable space based on our comparison against publically filed information from our main competitor as of December 31, 2014. As noted in the table above, our principal competitors include GrupoPlaza, Espacio Urbano and Parque Arauco. Parque Arauco’s shopping center Parque Arauco is located close to and directly competes with two of our largest shopping centers, Alto Las Condes and Costanera Center. Parque Arauco offers many of the same services as Alto Las Condes and Costanera Center, including ample parking and major department stores.

On June 13, 2012, we opened the Costanera Center shopping mall, a land mark development for the city of Santiago, with a total gross leasable of 140,000 square meters. As of December 31, 2014, occupancy at this shopping center was 98% and it had over 3 million visitors a month.

Argentina

In 2014, the Argentine shopping center industry was composed of more than 36 shopping centers, the majority of which are operated by IRSA Inversiones Representaciones S.A. (“IRSA”) and Cencosud. As in Chile, shopping centers are relatively new to the market in Argentina, and most retail sales still take place at individual retail stores, according to the International Council of Shopping Centers.

The following table presents certain information about us and our main competitor in Argentina, IRSA, as of December 31, 2014:

	Market share	Gross leasable area(1)
IRSA	17%	311
Cencosud	41%	747

Source: Cencosud and IRSA.

(1)	Includes area used by affiliate companies.

At December 31, 2014, we were the first shopping center operator in Argentina in terms of gross leasable space, with a market share of 41% based on our comparison against publically filed information from our main competitor as of December 31, 2014. Our principal competitor in Argentina’s shopping center market is IRSA which owns and operates the Abasto Shopping Center, Alto Palermo, Alto Avellandeda, Paseo Alcorta and Patio Bullrich, among others.

Peru

In 2014, we estimate the Peruvian shopping center industry was composed of more than 30 shopping centers, the majority of which are operated by Real Plaza (associated with the Interbank Group that also operates Supermercados Peruanos), Falabella, Aventura Plaza, Parque Arauco and Jokey Plaza. The shopping center industry is relatively new to the market in Peru, and most retail sales still take place at individual retail stores.

The following table sets forth the market shares held by the major shopping center operators in Peru as of December 31, 2014:

	Gross leasable area(1)	Market share(2)
Real Plaza (Interbank)	613	20.3%
Aventura Plaza	234	9.1%
Open Plaza	274	10.7%
Jockey Plaza	156	6.1%
Parque Arauco	124	9.9%
Cencosud	123	4.8%

Source: Company filings

(1)	In thousands of square meters.
(2)	Based on gross leasable area and including only the operators shown.

Our principal shopping center in Peru is Plaza Lima Sur with a supermarket and leasable area of 40,160 square meters, resulting in a market share of approximately 4.8% of the shopping center market, based on gross leasable area at December 31, 2014. We believe that the shopping center market in Peru has a high potential for growth, and we are currently developing additional shopping centers in Peru.

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

Cencosud Administradora de Tarjetas S.A. (“CAT”) was a defendant in a class action suit filed by SERNAC. On April 24, 2013, the Supreme Court of Chile ruled for SERNAC ordering CAT to reimburse certain cardholders for excess maintenance fees charged since 2006 plus adjustments for inflation and interest. As of December 31, 2014 the company continues to have a provision for Ch$1,887 million for reimbursement of principal in connection with this class action suit in addition to Ch$759 million for interest and inflation.

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

In an initiative by President Michelle Bachelet the Chilean Congress approved a modification to the Chilean labor codes amending the regulation governing employment by retail establishments on Sundays and holidays. Both houses agreed to add 7 Sundays a year to the required days off by entities governed by the regulation. This amendment increased days off from the 2 Sundays a month already contemplated in the Chilean labor code for such entities. Hourly wages were also amended by this initiative implementing a minimum 30% surcharge on already agreed upon wages for hours worked on Sundays. Commissions and bonuses are not taken into consideration when calculating said surcharge. The right of an employee to have designated Sundays off cannot be negotiated by employers, and employers cannot compensate employees in cash or by rolling over the number of Sundays from one year to the next.

This bill is currently pending presidential approval. At this point Cencosud does anticipate that the enactment of this bill will have a materially adverse effect on our operations or financial condition.

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

Our supermarkets are subject to inspection by national, provincial and municipal authorities, including the Servicio Nacional de Sanidad y Calidad Agroalimentaria, Administración Nacional de Medicamentos, Alimentos y Tecnología Médica (“ANMAT”) and the Secretaría de Comercio Interior. We regularly hire a private inspection company to undertake private inspections of our facilities to ensure that we meet or surpass all Argentine health standards. Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the ANMAT. Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, meat, seafood and vegetables and customary business licenses required by local governmental authorities, there are no special governmental licenses or permits required for the sale and distribution of foodstuffs or other products sold in our stores. Our supermarkets, shopping centers and home improvement stores in Argentina are required to have a series of authorizations and permits to operate. Also, our new projects in the province of Buenos Aires are required to comply with law 12.573 on major commercial areas to obtain the necessary authorizations. All existing and projected supermarkets are required to comply with the regulations concerning land use, commercial real estate and the environment.

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

Pharmacies.

Pharmacies owned or operated by us are subject to the control and monitoring of the Superintendencia Nacional de Salud (“SUPERSALUD”) through the Instituto Nacional de Vigilancia de Medicamentos y Alimentos (“INVIMA”) and city health authorities. According to Law No. 100, of 1993, art. 245, INVIMA has the power to control, monitor and issue authorizations to companies to legally extract, produce, pack, import, export, and store medications, pharmaceutical items, drugs and related products, cosmetics, personal hygiene products, perfumes and similar products, domestic cleaning products and beauty products. The authorization issued by INVIMA enables those kinds of companies to have operations in Colombia, as a whole, during an indeterminate period of time. The INVIMA authorization must be renewed whenever there is a change in a company’s activities, shareholders, officers or managers.

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

C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The following is a simplified organizational chart showing our company and our principal operating divisions as of December 31, 2014.

Our Subsidiaries

The following are our direct and indirect majority-owned subsidiaries as of December 31, 2014:

Country	Controlling Stake	Chilean Tax ID number	Company name
Chile	99.9%	81.201.000-K	Cencosud Retail S.A.
Chile	99.9%	76.365.580-6	Jumbo Administradora Norte S.A.
Chile	99.9%	99.571.870-7	Jumbo Administradora Temuco S.A.
Chile	99.9%	76.819.580-3	Santa Isabel Administradora Norte Ltda.
Chile	99.9%	76.819.500-5	Santa Isabel Administradora Sur Ltda.
Chile	99.9%	76.062.794-1	Santa Isabel Administradora S.A.
Chile	99.9%	78.448.780-6	Paris Administradora Sur Ltda.
Chile	99.9%	77.779.000-5	Paris Administradora Ltda.
Chile	99.9%	77.301.910-K	Logística y Distribución Paris Ltda.
Chile	99.9%	77.251.760-2	Jumbo Supermercados Administradora Ltda.
Chile	99.9%	77.218.570-7	Cencosud Corredores de Seguros y Servicios S.A.
Chile	99.9%	77.312.480-9	Administradora de Servicios Cencosud Ltda.
Chile	99.9%	99.586.230-1	Viajes Paris S.A.
Chile	99.9%	79.829.500-4	Eurofashion Ltda.
Chile	99.9%	76.116.801-3	Administradora TMO S.A.
Chile	99.9%	76.168.900-2	Meldar Capacitación Ltda.
Chile	99.9%	77.566.430-4	Sociedad Comercializadora de Vestuarios FES Ltda.
Chile	99.9%	99.512.750-4	MegaJohnsons Puente Alto S.A.
Chile	99.9%	96.953.470-3	MegaJohnsons S.A.
Chile	99.9%	96.973.670-5	MegaJohnsons Maipú S.A.
Chile	99.9%	96.988.680-4	MegaJohnsons Puente S.A.
Chile	99.9%	96.989.640-0	MegaJohnsons Viña del Mar S.A.
Chile	99.9%	96.988.700-2	Johnson Administradora Ltda.
Chile	99.9%	96.988.690-1	MegaJohnsons Quilin S.A.
Chile	99.9%	76.398.410-9	Johnsons Mega San Bernardo S.A.
Chile	99.9%	76.190.379-9	Cencosud Retail Administradora Ltda.
Chile	99.6%	96.671.750-5	Easy S.A.
Chile	99.6%	76.365.590-3	Easy Administradora Norte S.A.
Chile	99.9%	99.500.840-8	Cencosud Administradora de Tarjetas S.A.
Chile	99.9%	76.023.825-2	Cencosud Servicios Integrales S.A.
Chile	99.9%	94.226.000-8	Cencosud Shopping Centers S.A.
Chile	99.9%	88.235.500-4	Sociedad Comercial de Tiendas S.A.
Chile	99.9%	84.658.300-9	Inmobiliaria Bilbao Ltda.
Chile	44.9%	78.409.990-8	ACC Alto las Condes Ltda.
Chile	99.9%	76.433.310-1	Costanera Center S.A.
Chile	99.9%	96.732.790-5	Inmobiliaria Santa Isabel S.A.
Chile	99.9%	76.203.299-6	Comercializadora Costanera Center S.P.A.
Chile	99.9%	99.565.970-0	Banco Paris S.A.
Chile	99.9%	76.099.893-1	Banparis Corredores de Seguros Ltda.
Chile	99.9%	96.978.180-8	Cencosud Internacional Ltda.
Chile	99.9%	76.258.307-0	Jumbo Argentina S.P.A.
Chile	99.9%	76.258.309-7	Cencosud Internacional Argentina S.P.A

Country		Chilean Tax ID number	Company name
Argentina	99.9%	Foreign	Cencosud S.A. (Argentina)
Argentina	99.9%	Foreign	Unicenter S.A.
Argentina	99.9%	Foreign	Jumbo Retail Argentina S.A.
Argentina	87.4%	Foreign	Agrojumbo
Argentina	99.9%	Foreign	Blaisten S.A.
Argentina	99.9%	Foreign	Cavas y Viñas El Acequion S.A.
Argentina	50.0%	Foreign	Carnes Huinca S.A.
Argentina	99.9%	Foreign	Agropecuaria Anjullon S.A.

Argentina	99.9%	Foreign	Corminas S.A
Argentina	99.9%	Foreign	Invor S.A.
Argentina	99.9%	Foreign	Pacuy S.A.
Argentina	99.9%	Foreign	Supermercados Dave S.A.
Uruguay	100%	Foreign	SUDCO Servicios Regionales S.A.
Colombia	99.9%	Foreign	Cencosud Colombia S.A.
Brazil	99.9%	Foreign	Cencosud Brasil S.A.
U.S.A	99.9%	Foreign	Gbarbosa Holding LLC
Brazil	99.9%	Foreign	Gbarbosa Holding S.A
Brazil	99.9%	Foreign	Cencosud Brasil Comercial Ltda.

Country	Controlling Stake	Chilean Tax ID number	Company name
Brazil	99.9%	Foreign	Mercantil Rodrigues Comercial Ltda.
Brazil	99.9%	Foreign	Perini Comercial de Alimentos Ltda.
Peru	99.9%	Foreign	Cencosud Perú
Peru	99.9%	Foreign	Teledistribución S.A.
Peru	99.9%	Foreign	Almacenes Metro S.A.
Peru	99.9%	Foreign	E. Wong S.A.
Peru	99.9%	Foreign	Cencosud Retail Peru S.A.
Peru	99.9%	Foreign	Tres Palmeras S.A.
Peru	99.9%	Foreign	Las Hadas Inversionistas S.A.
Peru	99.9%	Foreign	Cinco Robles SAC
Peru	99.9%	Foreign	ISMB Supermercados S.A.
Peru	99.9%	Foreign	Travel International Partners Perú S.A.
Peru	99.9%	Foreign	Banco Cencosud S.A.

D. PROPERTY, PLANTS AND EQUIPMENT

See “—B. Business Overview—Property, Plants and Equipment.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We seek to increase operations through organic growth and acquisitions in Brazil, Peru and Colombia, which the Company believes are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments, as described in “Item 4. Information on the Company—B. Business Overview—Our Company” and “—Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina, Colombia and Peru, with 53 shopping malls representing 800,272 square meters of gross leasable area for third parties as of December 31, 2014. We also offer private label credit cards, consumer loans and limited financial services to our retail customers.

A. OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Developments in the Chilean economy

Our operations in Chile accounted for 36.3% of our consolidated revenues from ordinary activities for the year ended December 31, 2014. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In 2010, the Chilean economy began to recover following the 2009 recession. As reported by the Central Bank of Chile, GDP contracted 1.0% in 2009, but increased by 6.1% in 2010, 6.0% in 2011, 5.5% in 2012 and is estimated to have grown 4.2% in 2013 as reported by the Central Bank of Chile. According to ILACAD World Retail (“ILACAD”), an international consulting company that monitors the retail industry, the Chilean formal retail sector, which consists of business that are taxed and that employ formal labor, accounts for 63% of the retail sector, a relatively high number in comparison to the other countries in which we operate, but low in comparison to the United States, where the formal sector accounts for 92% of the retail sector, according to the U.S. Census Bureau, as of 2013.

The recovery of the Chilean economy in 2010 was led in part by a recovery of the prices of Chile’s exports, which according to the World Bank contributed 32.6% of GDP in the 2010-2014 period. As a result of the economic recovery, the Consumer Price Index (“CPI”) inflation increased 4.6% in 2014, 3.0% in 2013 and 1.5% in 2012, according to the Central Bank of Chile. Inflation began to accelerate during 2014 following less favorable copper prices and increased international oil prices, a lower real interest rate and expectations of monetary policy tightening in the U.S.

During 2014, the Chilean Central bank began a process of loosening monetary policy in response to weaker economic activity with the aim of boosting growth. Local output, demand and employment indicators continued to show softer dynamics in the economy during this period. These factors, in conjunction with timid global growth prospects, led the bank to cut its benchmark rate for the fourth consecutive time to 3% during its October 16, 2014 meeting. The unemployment rate increased to 6.7% as of December 31, 2014, as internal demand cooled and output decreased, from 5.6% in December 2013, and was 6.1% in December 2012, 6.6% in December 2011, 7.1% in December 2010 and 10.0% in December 2009, according to the Central Bank of Chile. See “Item 3. Key Information - D. Risk Factors . Risks Related to Chile.”

Chile maintains one of the highest foreign currency credit ratings in Latin America, currently rated AA- by Standard & Poor’s Financial Services LLC, (“S&P”), Aa3 by Moody’s Investors Service, Inc. (“Moody’s”) and A+ by Fitch, Inc. (“Fitch”), as of December 31, 2014. The future economic, social and political developments in Chile, over which we have no control, could have a material adverse effect on us, including impairing our business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

On September 29, 2014, Chile enacted Law No. 20,780 (the “Tax Reform Act”). The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018. The effects of this tax reform may increase our operating and compliance costs, which could negatively affect our financial results and our ability to grow our business.

Developments in the Argentine economy

Our operations in Argentina accounted for 24.7% of our consolidated revenues from ordinary activities for the year ended December 31, 2014. Accordingly, the Company is sensitive to macroeconomic conditions in Argentina.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. As reported by the INDEC (Statistics and Census National Bureau), Argentina’s GDP decreased by 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In December 2001, a deep economic and political crisis forced Argentina to declare a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the U.S. dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002, according to the Central Bank of Argentina. From 2003 to 2010, economic indicators showed signs of recovery, guided by a competitive exchange rate, a healthier international context, higher commodity prices and expansionary fiscal and monetary policies. In 2005, Argentina completed the restructuring of most of its 2001 defaulted public debt, which in turn reduced significantly the risk premium on its outstanding bonds. The government recently completed negotiations to serve the remaining debt owed to the Paris Club. As a consequence, Argentina was able to decrease its public-to-GDP ratio from 139% in 2003 to around 45% in 2014, as reported by the Ministry of Economy.

According to the INDEC, the Argentine economy grew by 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Due to the global financial crisis, Argentina’s GDP according to the World Bank, expanded by only 0.1% in 2009, while it showed strong signs of recovery in 2010 and 2011, growing by 9.1%, and 8.6%, respectively. During 2012 and 2013 Argentina’s GDP grew by 0.9%, and 3.0%, respectively, also according to the World Bank. Unemployment levels also improved, from 8.6% and 7.7% in the fourth quarter of 2009 and 2010, respectively, to 7.2% and 6.8% in the fourth quarter of 2011 and 2012, respectively, as reported by the World Bank. According to INDEC unemployment for 2013 stood at 7.2%. As of December 2014, the unemployment rate was 6.9%. Argentina’s retail market is an underpenetrated sector, as the formal retail sector accounts for 42% of the retail sector, according to ILACAD, as of 2012. As an effect of high consumption, however, the country has experienced inflation of 11% in 2010, 10% in 2011, 11% in 2012 and 10.5% in 2013, as reported by INDEC, exceeding that of other countries in South America, according to publicly available information. In response to demands from international investors and the International Monetary Fund, the government of Argentina introduced a new methodology for the calculation of price variations in the domestic economy. The new index revealed a price increase of 23.9% as of December 2014. As per the Central Bank of Argentina, international reserves reached a record-high of over U.S.$52 billion in 2010, U.S.$46 billion in 2011 and U.S.$43 billion in 2012 before falling to U.S.$30 billion by the end of 2013. International reserves held by the Central Bank of Argentina stood as U.S.$31.4 billion as of December 31, 2014.

After several years of price stability, the devaluation of the Argentine peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002 before substantially stabilizing in 2003. The local interest rate, the BAIBAR, was 9.45%, 10.11%, 9.08%, 12.10% and 30.14% on December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013, respectively, as reported by the Central Bank. The BAIBAR stood at 10.21% on September 30, 2014.

Argentina is rated SD by S&P, Caa1 by Moody’s with negative outlook and RD by Fitch, as of September 30, 2014. The future economic, social and political developments in Argentina, over which we have no control, could impair business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Item 3. Key Information - D. Risk Factors . Risks Related to Argentina.”

Developments in the Brazilian economy

Our operations in Brazil accounted for 20.1% of our consolidated revenues from ordinary activities for the year ended December 31, 2014. Accordingly, the Company is sensitive to macroeconomic conditions in Brazil.

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

The unemployment rate in Brazil has decreased significantly in the past decade from 10.5% at December 2002 to 4.8% as of December 31, 2014, as reported by the Central Bank of Brazil, a record low for the month in the face of weak economic expansion. At the same time, private consumption has followed a similar positive trend. The decrease in unemployment and increase in private consumption drove growth for the Brazilian economy as pent up demand by a growing middle class was being satisfied. The Brazilian retail market is an underpenetrated sector as 48% of the sector is informal according to Credit Suisse Research estimates, as of 2013.

The Brazilian economy has slowed its rate of expansion in the recent past with GDP growth of 2.7% for 2011 and 0.9% in 2012, according to the Central Bank of Brazil, reflecting past policy tightening to contain inflation risks and, more recently, the weaker external environment. Growth during 2013 stood at 1.9%, below consensus for the year. Sluggish growth continued throughout most of 2014, with the Brazilian government cutting its expected growth for the year to 0.9%, which is above the market consensus of 0.3% for the year. The Brazilian government had set early in 2014 a primary surplus goal of 1.9% of GDP for the year which it was forced to reduce several times in the year to 1.3%. Brazil, continues to be a member of the Group of Twenty, leading advanced and emerging economies. It has undergone a remarkable social and economic transformation over the past decade. Income inequality has decreased and the government has adopted a strong policy framework—most notably, fiscal responsibility laws, inflation targeting, and a flexible exchange rate

The Brazilian Central Bank began interest rate hikes in order to protect the Brazilian Real against capital outflows and to reign in inflation, taking its reference rate on the SELIC to 11.75% by December 31, 2014 from 7.25% in 2013 after disappointing growth and inflation above the Central Bank target. Annual inflation rates are measured in Brazil through the Brazilian Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, as calculated by the IBGE. The IPCA inflation rate was 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013, as measured by the IPCA. According to “Boletim focus do Banco Central,” the IPCA closed 2014 at 6.41% after increasing 0.78% in the month of December 2014, driven upwards by increases in transportation, food and beverages, housing and apparel.

S&P downgraded Brazil on March 24, 2014 citing deterioration in government accounts, rising debt levels and weakening growth. The nation currently holds a BBB- rating from S&P. On September 9, 2014, Moody’s changed its outlook on Brazil´s credit rating to negative from stable; while affirming it at Baa2 as a result of reduced economic growth, negative investor sentiment affecting the generation of fixed capital in the country and the fiscal challenges that could arise from the aforementioned. Fitch currently rates Brazil at BBB, with stable outlook. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. The future economic, social and political developments in Brazil, over which we have no control, could impair our business, financial condition or results of operations. See “Risk Factors – Risks Related to Brazil.”

Developments in the Peruvian economy

Our operations in Peru accounted for 8.7% of our consolidated revenues from ordinary activities for the year ended December 31, 2014. Accordingly, the Company is sensitive to macroeconomic conditions in Peru.

According to the Central Bank of Peru, Peruvian GDP grew 5.8% 6.0%, 6.9% and 8.8% in 2013, 2012, 2011 and 2010, respectively. The Peruvian economy expanded 2.4% in 2014, a level well below the 5.8% seen in 2013 and at the slowest rate since 2009. This was on the back of a lower contribution to GDP from investments, particularly in its mining sector, and subdued private consumption. Falling exports were the main culprit for these two effects. Peru´s external accounts and exports were affected by weaker global demand and lower commodity prices. A mild recovery for its mining sector is expected to take place this year. The government of Peru is also being proactive in developing anticyclical measures to boost growth with a series of large infrastructure projects.

Urban unemployment rates have remained at stable and low levels during recent years. According to the INEI, in 2009, 2010, 2011, 2012 and 2013 the unemployment rate was 5.3%, 5.9%, 7.0%, 5.6% and 5.7%, respectively. As of December 31, 2014, the unemployment rate in the Lima metropolitan area stood at 5.6%. At its December 2014 meeting, the Central Bank of Peru kept its reference rate at 3.5% in light of the monetary authority’s inflation expectation of 2.0% for 2015. The CPI index increased from 2.1% in 2010 to 4.7% in 2011 and decreased to 2.8% in 2012 and 2.8% in 2013, as reported by INEI. The central bank estimates accumulated inflation for the twelve months ended December 31, 2014 to have been at 3.2%. Interest rates were later reduced in January 2015 following the Central Bank´s view that inflation was rapidly converging to its target rate of 2.0% for 2015 on the back of below potential growth, anchored inflation expectations, an uneven economic recovery among Peru´s trading partners, a higher volatility in international financial markets and lower oil prices.

The Peruvian government’s commitment to the current economic, fiscal and monetary policies supported economic growth in 2014. S&P upgraded Peru’s credit rating from BBB to BBB+ in August 2013. In October 2013, Fitch upgraded Peru’s credit rating from BBB to BBB+. In July 2014, Moody’s upgraded Peru’s credit rating from Baa2 to A3. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. Peru is currently rated BBB+, A3 and BBB+ by S&P, Moody´s and Fitch, respectively.

According to the World Bank, following a decade of record-high growth, Peru’s economy has remained strong and resilient despite the persistent global uncertainty, thanks to strong fundamentals, supportive terms of trade and sound policy management. Over the 2010-2014 period, the Peruvian economy experienced GDP growth at an average annual rate of 5.8%, and the average annual inflation rate fell to 2.8% in the same period. For 2015 the International Monetary Fund expects real GDP growth to stand at around 5.1%.

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

In December 2014, Peru enacted Law No. 4007, reforming the national tax regime. The new law, which came into effect on January 1, 2015, mandates a gradual decrease in the corporate income tax rate and an increase in the tax rates for dividends distributed by Peruvian companies to Chilean shareholders. As a result, the current tax rate applicable to Peruvian corporate income distributed to Chilean shareholders will increase from the current applicable rate of 34.1%, to 34.8% for 2015 and 2016, 35% for 2017 and 2018, and 35.3% for 2019 and onward. As a result, the new Peruvian tax regime is expected to decrease the amount of dividends we receive from our Peruvian subsidiaries.

The future economic, social and political developments in Peru, over which we have no control, could have a material adverse effect on us. See “Item 3. Key Information – D. Risk Factors - Risks Related to Peru.”

Developments in the Colombian economy

Our operations in Colombia accounted for 10.1% of our consolidated revenues from ordinary activities for the year ended December 31, 2014. Accordingly, the Company is sensitive to macroeconomic conditions in Colombia.

Beginning in 2007 Colombia grew rapidly, attracting a record U.S.$10.6 billion in foreign direct investment in 2008 according to the World Bank. However, Colombia’s credit rating was not raised to investment grade by Moody’s and S&P until 2011, when economic growth accelerated and the threat posed by guerrilla groups and organized crime receded. Moody’s upgraded Colombia from Baa3 to Baa2, two notches above junk grade, with a stable outlook on July 28, 2014. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

The credit upgrade put Colombia’s rating on par with Brazil, Latin America’s largest economy, based on strong growth dynamics supported by government infrastructure programs encompassed in the “4G” plan, while noting moderate fiscal deficits. Security concerns, historically a major issue for Colombia, have not disappeared, but have been waning after several major government wins against domestic guerrilla groups. Colombia has cut its intentional homicide rate by almost half since 2002, when former President Alvaro Uribe took office, according to the World Bank, and increased investor confidence by sustaining moderate fiscal deficits, maintaining inflation stable and increasing economic growth according to Moody’s.

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

We believe Colombia will be able to respond with both fiscal and monetary countercyclical policies if the international outlook further deteriorates. The most severe risks to the Colombian economy continue to be external; the consequences on the real economy of the sovereign debt crisis in Europe coupled with moderate growth in the United States may affect commodity prices and foreign investment inflows to emerging markets. Domestically, the most significant risk is the failure to execute important public works that are part of the set of infrastructure projects the country desperately needs and for which resources are available. See “Risk Factors – Risks Related to Colombia”

GDP is expected to have grown 3.5% in the fourth quarter of 2014, and has grown 4.5% in 2013 and 4.0% in 2012, and retail sales are estimated to have increased 4.7% in 2012, 4.1% in 2013 and 5.2% as of the third quarter of 2014 according to DANE. The retail sector in Colombia is underpenetrated with 51% of the retail sector being informal according to Credit Suisse Research, as of 2013.

Private consumption has recovered since 2009 as illustrated by the real growth rates of 0.9% and 5.0% in 2009 and 2010, respectively, and estimated growth rates of 4.3%, 4.0% and 4.0% for 2011, 2012 and 2013, according to DANE. We believe this increase in real growth rate has been a key driver in retail growth in Colombia.

Unemployment has gradually decreased in the last few years. According to the Central Bank of Colombia, the unemployment rate was 11.3%, 11.1%, 10.8%, 10.4% and 8.4% in 2009, 2010, 2011, 2012 and 2013, respectively. The unemployment rate was 8.7% as of December 31, 2014.

One factor which differentiates the Colombian recovery from its Latin American peers we believe has been the favorable behavior of inflation, which has been well within the inflation target band of 2-4% set up by the Central Bank of Colombia. Headline inflation ended at 3.7% for 2011, 2.4% for 2012 and 1.9% for 2013.

On the fiscal front, 2013 finished with a fiscal deficit of 2.4%, in line with government estimates and beating the end of year result of 2012 which stood at a deficit of 2.5%. This lower deficit is expected to have improved government debt to GDP ratios which stood at 32.3% in 2013. Government estimates currently place the 2014 government deficit at 2.3%.

In December 2014, Colombia’s legislative branch approved a tax reform bill that came into effect on January 1, 2015. According to the new tax bill, Colombian companies will have to pay an annual wealth tax (between 0.2% and 1.5%, depending on the taxable base) and a higher CREE income tax (3% surcharge for the 2015, 2016, 2017 and 2018 tax years). The resulting increase in the tax liability of our Colombian subsidiaries is expected to decrease the amount of income available for dividends.

The future economic, social and political developments in Colombia, over which we have no control, could impair our business, financial condition or results of operations. See “Item 3. Key Information – D Risk Factors. Risks Related to Colombia”

Expansion activities

A significant proportion of our expected revenue growth is based on our expansion activities, including acquisitions and organic growth. We forecast that our revenue for 2015 will be between U.S.$19.3 billion and U.S.$21.3 billion based on the company’s expected revenue growth, due primarily to our expansion activities and growing same store sales. For the same period we expect to invest U.S.$545 million. This entails planned capex of U.S.$230 million for new stores and shopping center investments, U.S.$100 million on IT and related systems, U.S.$15 million on additional nonretail development of the Costanera Center for the hotel and for traffic mitigation works, U.S.$100 million for maintenance and U.S.$100 for remodeling of existing stores.

Impact of acquisitions

Recent acquisitions include:

Acquisition of Bretas Stores in Brazil. On October 29, 2010, pursuant to a stock purchase agreement executed on October 15, 2010, through our subsidiary GBarbosa Comercial Ltda. (“GBarbosa”), we acquired 100% of the outstanding shares of Fag

Participaçoes Ltda. and Bretas, Filhos e Cia Ltda. (the “Sellers”), which together owned and operated the Brazilian supermarket chain Bretas, which operates 81 supermarkets, 2 distribution centers and 12 gas stations in Central and northern Brazil as of December 31, 2012. The aggregate purchase price of the acquisition was R$1.17 billion (approximately U.S.$705 million or Ch$336,630 million), payable as follows: R$820 million on October 29, 2010 (the closing date of the transaction) and R$100 million on December 31, 2011. The balance of R$250 million will be paid on December 31, 2014. Pursuant to the stock purchase agreement, the Sellers committed to make their best efforts to maintain, for a period of 20 years from the closing date of the transaction, the leases of premises to be opened during the end of 2010 and beginning of 2011 as well as the leases of properties that were leased by the Sellers at the time of the transaction. Under the terms of the acquisition transaction Cencosud S.A. serves as guarantor of GBarbosa in the acquisition transaction. The acquisition was financed with internal cash resources and bank debt totaling U.S.$290 million.

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

Acquisition of Johnson Stores in Chile. In December 2011, we entered into an agreement with Johnson’s Inversiones S.A. (“Johnson Inversiones”) and Inversiones Bujorico Limitada (“Bujorico” and together with Johnson Inversiones, the “Johnson Entities”), who together owned Johnson. Pursuant to this agreement we acquired an 85.58% interest in Johnson for an aggregate purchase price of Ch$32,606 million. In December 2013 Cencosud executed its option to purchase the remaining shares that were not held by it and paid UF 315,935.76 in connection therewith.

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

No additional acquisitions were made in the 2013 or 2014 fiscal periods.

Impact of organic expansion

During the year ended December 31, 2014, (a) in Chile, we opened 14 new stores in our supermarket division adding 21,637 square meters of selling space, we added one new store in our home improvement division with an additional 5,648 square meters of selling space, and we added 2 stores in our department stores division with an additional 3,695 square meters of selling space; (b) in Argentina, we opened 2 home improvement stores that added selling space for 10,297 square meters; (c) in Brazil, we had a net closing of 2 stores but expanded selling space by 5,448 square meters; (d) in Peru, we had no net openings in our supermarkets division but expanded selling space by 2,340 square meters and we opened 3 new department stores that added selling space of 13,025 square meters; (e) in Colombia, we opened one Easy store that added selling space of 6,587. In addition, Maintenance expenditures for existing stores are estimated to have been at U.S.$75 million in 2014. In our shopping centers division we had investments that added GLA in excess of 20,635 square meters in Chile, 40,105 square meters in Argentina and 12,803 square meters in Peru, totaling 73,543 square meters.

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

	2014
	Total 2013	Openings	Closings	Acquisitions	Total 2014
Chile
Supermarkets	224	14	1	—	238
Home Improvement Stores	32	1	—	—	33
Department Stores	77	2	—	—	79
Shopping Centers	25	—	—	—	25
Total Chile	358	17	1	—	375
Argentina				—
Supermarkets	290	1	1	—	290
Home Improvement Stores	48	2	—	—	50
Shopping Centers	18	4	—	—	22
Total Argentina	356	9	1	—	362
Brazil				—
Supermarkets	221	3	5	—	221
Total Brazil	221	3	5	—	221
Peru				—
Supermarkets	87	1	1	—	87
Department Stores	6	—	—	—	9
Shopping Centers	3	1	—	—	4
Total Peru	96	2	1	—	100
Colombia				—
Home Improvement Stores	9	1	—	—	10
Supermarkets	100	2	2	—	100
Shopping Centers	2	—	—	—	2
Total Colombia	111	1	2	—	112
Total	1,142	13	8	—	1,168

	2013
	Total 2012	Openings	Closings	Acquisitions	Total 2013
Chile
Supermarkets	214	9	1	0	222
Home Improvement	31	1	0	0	32
Department Stores	77	1	2	0	78

	2014
	Total 2013	Openings	Closings	Acquisitions	Total 2014
Shopping Centers	23	0	0	0	25
Total Chile	345	11	3	0	357
Argentina
Supermarkets	288	5	3	0	290
Home Improvement	47	1	0	0	48
Shopping Centers	18	0	0	0	18
Total Argentina	353	6	3	0	356
Brazil
Supermarkets	204	11	0	0	221
Total Brazil	204	11	0	0	221
Peru
Supermarkets	86	1	0	0	87
Department Stores	0				6
Shopping Centers	3	1	0	0	2
Total Peru	89	2	0	0	95
Colombia
Home Improvement	4	5	0	0	9
Supermarkets	96	4	0	0	100
Shopping Centers	0	9	0	1	2
Total Colombia	100	9	0	1	111
Total	1091	39	6	1	1142

	2012
	Total 2011	Openings	Closings	Acquisitions	Total 2012
Chile
Supermarkets	190	28	3	0	214
Home Improvement	29	2	0	0	31
Department Stores	35	4	0	39	78
Shopping Centers	9	2	0	0	23
Total Chile	262	36	3	39	349
Argentina
Supermarkets	269	21	2	0	288
Home Improvement	48	0	1	0	47
Shopping Centers	14	1	0	0	18
Total Argentina	331	22	3	0	353
Brazil
Supermarkets	152	21	0	31	204
Total Brazil	152	21	0	31	204
Peru
Supermarkets	74	13	1	0	86
Shopping Centers	2	1	0	0	2
Total Peru	76	14	1	0	88
Colombia
Home Improvement	4	0	0	0	4
Supermarkets	0	0	4	101	96
Total Colombia	4	0	4	101	100
Total	826	93	11	171	826

Impact of exchange rate fluctuations

The Chilean peso, as well as the currencies of the countries in which we operate, has been subject to large volatility in the past and could be subject to significant fluctuations in the future. During 2014 and 2013, the value of the Chilean peso relative to the U.S. dollar appreciated approximately 15.7% and 8.2%, respectively; the Argentine Peso depreciated approximately 31.2% and 32.6% against the U.S. dollar, respectively; the Brazilian Real depreciated approximately 13.4% and 14.6% against the U.S. dollar, respectively; the Peruvian Sol depreciated approximately 6.7% and depreciated 9.6% against the U.S. dollar, respectively, and the Colombian peso depreciated 24.2% and 9.0% against the U.S. dollar, respectively. The observed exchange rate for the Chilean peso on January 2, 2015 was Ch$606.75 per U.S.$1.00. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” and “Item 10. Additional Information—D. Exchange Controls.”

Our sales in each of our countries of operations are priced in local currencies. To the extent that the Chilean peso depreciates against the U.S. dollar or the currencies of any of our countries of operation, our revenues may be adversely affected when expressed in Chilean pesos. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in Chilean pesos (such as our corporate overhead) and a significant part of our indebtedness is denominated in Chilean pesos. As of December 31, 2014, 11% of our interest-bearing debt was denominated in U.S. dollars, after taking into account cross-currency swaps, and the remainder of our interest-bearing debt was primarily UF- or Chilean peso-denominated.

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

As a result of the February 2010 earthquake and tsunami, the Chilean government raised the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in the 2011 commercial year (año comercial), which is declared and paid in the 2012 tax year (año tributario). On September 27, 2012, Law No. 20,630 introduced new amendments to existing tax legislation. Among the amendments introduced, the corporate income tax was permanently maintained at 20% effective as of the 2013 tax year. On September 29, 2014, Chile enacted Law No. 20,780. The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018.

According to the Chilean administration, rebuilding efforts after the earthquake were 97% concluded by May 2013.

Impact of the April 24, 2013 Supreme Court ruling on litigation on credit card fees.

On April 24, 2013, the Supreme Court of Chile ruled on the class action suit filed by SERNAC against Cencosud Administradora de Tarjetas S.A. (“CAT”). The court ruled for the plaintiff and at this junction no further appeals are available. In its ruling, the court determined that CAT included certain clauses in its 2006 contracts that were abusive to consumers. Said clauses allowed CAT to charge an incremental maintenance fee of Ch$530 per month to credit cardholders with a card usage under Ch$50 thousand per month, without written consent from cardholders as required by the Ley de Proteccion al Consumidor. In the ruling the court ordered CAT to pay a fine of approximately Ch$ 2 million and to reimburse certain cardholders for the excess maintenance fees charged since 2006 plus adjustments for inflation and interest. We have provisioned Ch$ 20,000 million for this ruling in our 2012 financial statements. As of December 31, 2014, Ch$1,887 million were still provisioned in terms of principal reimbursements tied to this ruling and Ch$759 million tied to interest and inflation.

Impact of the 2014 earthquake and tsunami

On April 1, 2014 an earthquake with a magnitude of 8.2 on the Richter scale hit the north of Chile. The epicenter of the earthquake was approximately 95 kilometers (59 mi) northwest of Iquique and 914 miles north of Santiago. The regions of Parinacota and Tarapacá were the most affect by the quake. The quake and the following tsunami warning resulted in the evacuation of approximately one million people along the Chilean coastline, according to the Chilean Minister of Interior. Both regions were declared disaster areas with the military being sent over to ensure order.

Seasonality

Historically, we have experienced distinct seasonal sales patterns at our supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, we promote the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, we usually experience a decrease in sales during the summer vacation months of January and February. Our sales for the first and fourth quarters of 2014 represented 23.4% and 27.5% respectively, of our total sales for such year.

We do not experience significant seasonality in the home improvement sector. Home improvement store sales for the first and fourth quarters of 2014 represented 23.8% and 29.0% of our total home improvement sales.

Our department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter, which represented 32.3% of total sales for the year 2014, while the first quarter represented 21.6% of total annual sales, respectively.

Our shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for our shopping centers. For example, during the fourth quarter of 2014 our Chile shopping center revenues represented 29.5% of total Chile shopping center revenues for the year. We generally charge our shopping center tenants double rent for the month of December which is payable in February of the following year when they will have realized collections in respect of most holiday season sales.

Joint Venture

On June 20, 2014, the Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into the Joint Venture Framework Agreement with BNS and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile. As part of the agreement, Scotiabank Chile will acquire a fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest of each of the Subject Companies. On April 13, 2015, the Superintendency of Banks and Financial Institutions of Chile announced its approval of the joint venture between the Company and ScotiaBank.

Under IFRS 5, “Disposal of subsidiaries, business and non-current assets”, the Subject Companies are considered as from June 20, 2014, as “Assets held for sale” as a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Joint Venture Framework Agreement and the occurrence of such transaction is deemed highly probable by management. IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets shall cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, and be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or in the financial statements themselves. Accordingly, our consolidated financial information for the three years ended December 31, 2013, 2012 and 2011 has been revised to present the result of operations of the financial services segment in Chile as discontinued operations.

Potential Initial Public Offering of the Shopping Centers Division

On January 30, 2015, the board of directors of the Company resolved to evaluate a potential initial public offering of the Company’s shopping centers division, focusing on Chile, Peru and Colombia, with the Company maintaining a majority position in the resulting entity. This evaluation process is in the preliminary stages, and any transaction ultimately undertaken with respect thereto will be subject to approval by the board of directors of the Company as well as the procurement of any other regulatory approvals required under applicable law.

Cost of Sales

Cost of sales reflects the costs of goods sold. Gross profit, defined as revenues from ordinary activities less cost of sales, is lower in our supermarkets segment due to higher turnover of our supermarket inventory, which includes primarily basic and staple goods. In our other segments, namely department stores and home improvement stores, we do not experience high inventory turnover and therefore have higher gross profits.

Loan Provisioning

Provision models to cover portfolio risk in line with Basel II standards: the Company has different provisions models that adhere to local regulations in each country as well as Basel II standards in order to most adequately reflect cardholder portfolio risk. External variables that affect payment behavior are also included in statistical models for estimating provisions. The Company is making progress in each country on implementing anti-cyclical provisions based on industry best practices, having started with Chile and Peru and, in 2012, Argentina. It also uses back testing to periodically monitor the sufficiency of the provisions it establishes.

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

Estimate of impairment of assets with indefinite useful lives

We assess annually, or when there is a triggering event, whether goodwill has experienced any impairment, according to the accounting policy described in Note 2.11 of the annual financial statements. The recoverable balances of the cash generating units have been determined from the base of their value in use. The methodology of discounting cash flows at a real pre-tax discount rate calculated for each country is applied. The projection of cash flows is carried out by each country and by business segment. Using the functional currency of each country and the projection considered a horizon of 5 years perpetuity, unless they justify a different horizon. The projections are the historical information of the last year and the main macroeconomic variables that affect the markets. In addition projections considered a moderate organic growth and recurring investments needed to keep generating capacity of flow of each segment.

The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each operating segment representing the cash generating unit determined to carry out the annual impairment test. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role that brand has in the generation of sales. For more information please refer to note 4.1 of our audited consolidated financial statements.

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

The Company’s finance department is responsible for determining fair value measurements included in the financial statements

The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (CFO) and the Audit Committee (AC). Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

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

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country. The rates used at December 31, 2014 were 7.09% in Chile, 22.53% in Argentina, 7.8% in Peru and 7.7% in Colombia (at December 31, 2013: 7.82% in Chile, 20.08% in Argentina, 8.38% in Peru and 8.24% in Colombia). To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country. As a result of the project of tax reform in Chile enacted in the second half of the year 2014, the company conducted an assessment of changes in the legislation and included such in determining the fair value of the investment properties from June 30, 2014. For more information related to cash flows and main variables used please refer to note 4.3 of our audited consolidated financial statements.

Fair value of derivatives

The fair value of financial instruments that are not traded in an active market as it is the case of the over-the-counter derivatives is determined by using valuation techniques. The company uses its judgement to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The company has used discounted cash flows analysis for various foreign exchange contracts and interest rate contracts that are not traded in active markets. For more information please refer to note 4.4 of our audited consolidated financial statements.

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

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table presents, for the periods indicated, certain items of our statement of income:

	Year Ended December 31,
	2014	2013	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	8,159,237	7,682,993	6.2%
Home improvement stores	1,225,616	1,176,890	4.1%
Department stores	991,442	970,360	2.2%
Shopping centers	214,850	205,332	4.6%
Financial services	117,679	81,651	44.1%
Other	2,205	16,932	(87.0)%
Total revenues from ordinary activities	10,711,029	10,134,158	5.7%
Cost of sales:
Supermarkets	(6,204,110)	(5,782,590)	7.3%
Home improvement stores	(800,342)	(787,402)	1.6%
Department stores	(741,279)	(701,530)	5.7%
Shopping centers	(28,029)	(23,341)	20.1%
Financial services	(39,046)	(25,938)	50.5%
Other	(1,967)	(3,451)	(43.0)%
Total cost of sales	(7,814,773)	(7,324,252)	6.7%
Gross profit:
Supermarkets	1,955,127	1,900,404	2.9%
Home improvement stores	425,275	389,487	9.2%
Department stores	250,163	268,830	(6.9)%
Shopping centers	186,821	181,991	2.7%
Financial services	78,632	55,713	41.1%
Other	238	13,481	(98.2)%
Total gross profit	2,896,256	2,809,907	3.1%
Administrative expenses, distribution costs and other expenses	(2,495,436)	(2,357,582)	5.8%
Other revenues by function	114,438	108,291	5.7%
Participation in earnings of associates	6,208	10,289	(39.7)%
Financial income	6,709	5,999	11.8%
Financial expenses	(222,165)	(223,856)	(0.8)%
Other earnings	34,624	26,366	31.3%
Exchange differences	(23,643)	(25,054)	(5.6)%
Losses from indexation	(39,576)	(18,885)	109.6%
Income (loss) before taxes	277,416	335,476	(17.3)%
Income tax charge	(125,932)	(94,068)	33.9%
Profit from continuing operations	151,485	241,408	(37.2)%
Profit from discontinued operations	12,662	8,357	51.5%
Net income	164,146	249,765	(34.3)%
Profit attributable to non-controlling shareholders	(748)	(165)	353.3%
Profit attributable to controlling shareholders	164,894	249,930	(34.0)%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased Ch$576,871 million, or 5.7%, to Ch$10,711,029 million for the year ended December 31, 2014, from Ch$10,134,158 million for the same period in 2013, as a result of positive contributions from all business segments, with the largest increase in financial services as a result of the growth of our loan portfolio, followed by supermarkets, home improvement, shopping centers and department stores.

Supermarkets

Our consolidated revenue from ordinary activities from our supermarkets increased Ch$476,244 million, or 6.2%, to Ch$8,159,237 million for the year ended December 31, 2014, from Ch$7,682,993 million for the same period in 2013, primarily due to (i) a revenue increase of Ch$150,415 million, or 7.5%, in our Brazilian operations, resulting from a 2.5% depreciation of the CLP against the BRL and positive same stores sales, (ii) an increase of Ch$127,502 million in our Chilean supermarket operations due to a 4.3% increase in same store sales related to the improved performance of our Santa Isabel format and the steady performance of our Jumbo operations in the country, as well as the addition of 14 new stores compared to the same period in 2013, (iii) a 4.6% increase in same stores sales in Peru which increased revenues by Ch$91,207 million, or 12.2%, in that region, and (iv) an increase of Ch$80,467 million in revenues from our Colombian operations due to positive same store sales in the second half of the year and increases in perishable products. Our Argentine operations posted a revenue increase of 1.5%, or Ch$26,653 million on the back of positive same store sales of 29.0% in local currency, which were partially offset by an 11.8% depreciation in the AR$ against the CLP in the period.

Home improvement stores

Our consolidated revenue from ordinary activities from our home improvement stores increased Ch$48,726 million, or 4.1%, to Ch$1,225,616 million for the twelve months ended December 31, 2014, from Ch$1,176,890 million for the same period in 2013, primarily due to (i) an increase in revenues from our Colombian operations of Ch$20,994 million, or 45%, due to an 8.7% increase in selling space as a result of the opening of 1 store and due to CLP variations against the COP during the period, (ii) an increase in revenues of Ch$16,817 million, or 4% in Chile resulting from a 2.7% increase in same store sales and the addition of one new store (iii) an increase of Ch$10,915 million, or 2%, in our Argentine operations as a result of a 27.5% increase in same store sales which was partially offset by the 11.8% depreciation in the ARS against the Chilean peso in the period.

Department stores

Our consolidated revenue from ordinary activities from our department stores increased Ch$21,082 million, or 2.2%, to Ch$991,442 million for the twelve months ended December 31, 2014, from Ch$970,360 million for the same period in 2013, primarily due to an increase in the number of our Peruvian stores, jumping from six stores to nine, increasing the selling space by 40.4%, and resulted in a revenue increase of Ch$24,656 million, or 169% which was offset by a decline in revenues from our Chilean department store operations of Ch$3,573 million, or 0.3%, as a result of a 0.5% decrease in same store sales for 2014 compared to 2013.

Shopping centers

Our consolidated revenue from ordinary activities from our shopping centers increased Ch$9,518 million, or 4.6%, to Ch$214,850 million for the twelve months ended December 31, 2014, from Ch$205,332 million for the same period in 2013, primarily due to (i) an increase in revenues from our Chilean operations of Ch$7,895 million, or 7%, as a result of the improved performance of our flagship development Costanera Center, (ii) an increase in revenues from our Peruvian operations of Ch$2,883 million, or 20%, as a result of an increase in occupancy rates at our developments in the country from 87.0% to 89.0%, and (iii) an increase in revenues from our Colombian operations of Ch$1,447 million or an increase of 19.1%, primarily due to the reclassification of revenues derived from ancillary stores from the supermarket segment to real estate. These increases were partially offset by a 4% decrease in revenues from our Argentina division as a result of sluggish spending in the country and the depreciation of the ARS during period as described above.

Financial services

Our consolidated revenue from ordinary activities from our financial services increased Ch$36,028 million, or 44.1%, to Ch$117,679 million for the twelve months ended December 31, 2014, from Ch$81,651 million for the same period in 2013, primarily due to (i) an increase in revenues of Ch$17,467 million, or 69%, from our Peruvian operations as a result of portfolio expansion from the growth of our department store business, (ii) an increase in revenues from our Argentine operations of Ch$17,857 million, or 40%, as a result of an increase in the size of our loan portfolio and (iii) an increase in revenues from our Colombian operations of Ch$514 million, or 7%, also due to the increase in the size of our loan portfolio and the addition of new product offerings. These increases were partially offset by a decrease of Ch$140 million, or 4%, in Brazil, from Ch$3,983 million to Ch$3,843 million for the twelve months of 2013 and 2014, respectively, due to a decrease in the size of our loan portfolio in the country.

Cost of sales

Our consolidated cost of sales increased Ch$490,521 million, or 6.7%, to Ch$7,814,773 million for the twelve months ended December 31, 2014 from Ch$7,324,252 million for the same period in 2013, primarily due to an increase in sales of 5.7%.

Supermarkets

Our consolidated cost of sales in our supermarkets increased Ch$421,520 million, or 7.3%, to Ch$6,204,110 million for the twelve months ended December 31, 2014 from Ch$5,782,590 million for the same period in 2013, due to (i) an increase in cost of sales in Brazil of Ch$170,154 million, or 11%, as a result of a 7.5% increase in sales; (ii) an increase of Ch$98,232 million, or 5.9%, in Chile which was in line with the sales growth the country experienced, (iii) an increase of Ch$75,182 million in Peru as a result of an increase of 12.2% in sales as well as increased costs in connection with increased promotional pricing activities, (iv) a Ch$66,305 million, or 9.0%, increase in cost of sales in Colombia due to a 8.8% increase in sales and (v) an increase in cost of sales in Argentina of Ch$11,648 million or 0.9%.

Home improvement stores

Our consolidated cost of sales in home improvement stores increased Ch$12,940 million, or 1.6%, to Ch$800,342 million for the twelve months ended December 31, 2014 from Ch$787,402 million for the same period in 2013, mainly due to (i) an increases in cost of sales in Colombia of Ch$16,361 million, or 49%, as a result of the expansion of our operations in the country together with an increase of Ch$10,400, or 3%, in cost of sales in Chile which was in line with the sales growth in our Chilean business. These effects were partially offset by a decrease in cost of sales in Argentina of Ch$13,822 million or 3% as a result of improved terms with suppliers. Costs as a percentage of sales decreased to 65.3% in the twelve months of 2014, compared to 66.9% for 2013, due to more favorable commercial terms with suppliers due to contract renegotiations, a more flexible pricing environment in Argentina and a greater retail consumer mix, that has higher margin customers, versus wholesale in Chile.

Department stores

Our consolidated cost of sales in our department stores increased Ch$39,749 million, or 5.7%, to Ch$741,279 million for the twelve months ended December 31, 2014 from Ch$701,530 million for the same period in 2013, due to (i) an increase of Ch$21,655 million, or 178%, in cost of sales in Peru as a result of the abovementioned expansion of the department store business in the country and (ii) an increase in cost of sales in Chile of Ch$18,095 million, or 3%, as a result of increased promotional activities. Costs as a percentage of sales increased 250 basis points due to the deterioration of the consumer environment in Chile.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers increased Ch$4,688 million, or 20.1%, to Ch$28,029 million for the twelve months ended December 31, 2014 from Ch$23,341 million for the same period in 2013, due to (i) an increase in Argentina of Ch$4,843 million, or 35%, as a result of increased operational expenses related to the renegotiation of collective bargaining agreements, (ii) an increase of Ch$483 million or 7% in cost of sales for our Chilean operations in line with sales growth for the period and (iii) an increase in cost of sales in Colombia as a result of the inclusion of supermarket ancillary stores into this segment of Ch$21 million, or 6%. These effects were partially offset by a decrease in cost of sales in Peru of Ch$659 million, or 35%, due to cost reductions and efficiencies.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services division increased 50.5%, or Ch$13,108 million, to Ch$39,046 million for the twelve months ended December 31, 2014 from Ch$25,938 million for the same period in 2013, due to (i) an increase of Ch$8,008 million, or 55%, in Peru as a result of the growth of our loan portfolio and (ii) an increase of Ch$4,840 million, or 46%, in Argentina also due to the growth of our business during the period.

Gross profit

Our consolidated gross profit increased 3.1%, or Ch$86,349 million, to Ch$2,896,256 million for the twelve months ended December 31, 2014 from Ch$2,809,907 million for the same period in 2013, primarily due to gross profit improvement in the supermarket and home improvement segments.

Our consolidated gross profit as a percentage of revenues from ordinary activities decreased 70 bps to 27.0% for the twelve months ended December 31, 2014 from 27.7% for the same period in 2013.

Supermarkets

Our consolidated gross profit in our supermarkets increased Ch$54,723 million, or 2.9%, to Ch$1,955,127 million for the twelve months ended December 31, 2014 from Ch$1,900,404 million for the same period in 2013, as a result of (i) an increase in gross profit of Ch$29,270 million, or 5.2%, in Chile as a result of the improved performance of our Santa Isabel format and the steady performance of our Jumbo operations in the country, (ii) an increase in gross profit of Ch$16,025 million, or 9.6%, in Peru as a result of a 12.2% increase in sales, (iii) an increase of Ch$15,005 million, or 2.8%, in Argentina as a result of sales growth and improved inventory management and (iv) an increase in gross profit in Colombia of Ch$14,162 million or 7.9%, in line with sales growth experienced. Gross profit as a percentage of revenues from ordinary activities decreased for the supermarkets segment to 24.0% for the twelve months ended December 31, 2014 compared to 24.7% for the same period of 2013 as a result of a lower gross profit in our Brazilian operations due to increased inventory shrinkage for the operation, and as a result of increased cost of sales in Peru and Colombia due to increased promotional activities to better position our brands and support our market share in those regions.

Home improvement stores

Our consolidated gross profit in our home improvement stores increased Ch$35,788 million, or 9.2%, to Ch$425,275 million for the twelve months ended December 31, 2014 from Ch$389,487 million for the same period in 2013. Gross profit as a percentage of revenues from ordinary activities increased to 34.6% for the twelve months ended December 31, 2014, compared to 33.9% for the same period in 2013, primarily as a result of improved margins in Chile and Argentina: (i) gross profit as a percentage of revenues from ordinary activities in Argentina increased the most to 39.3% from 36.2% as a result of a more flexible pricing environment in light of government mandated price controls being limited to a reduced share of products sold and inventory accumulation preceding a high inflation period, (ii) gross profit as a percentage of revenues from ordinary activities in Chile increased to 29.2% from 28.8% as a result of having a larger base of retail clients in the sales mix leading to better profit margins and (iii) improvements in the scale of our Colombian operations, which went from 9 to10 stores adding 6,587 m2 of selling space, which resulted in better terms with suppliers as a result of greater purchased volumes increasing gross profit by 37%, or Ch$4,633 million; however, this effect was offset by inventory clearance sales during the period reducing gross profit as a percentage of revenues from ordinary activities from 26.9% to 25.4% in the country.

Department stores

Our consolidated gross profit in our department stores decreased Ch$18,667 million, or 6.9%, to Ch$250,163 million for the twelve months ended December 31, 2014 from Ch$268,830 million for the same period in 2013. The deterioration in the Chilean economy and reduced consumer spending led to an expansion of our promotional activities, resulting in a decrease in gross profit of Ch$21,668 million, or 8%, during the twelve months ended December 31, 2014 as compared to the same period in 2013. In Peru, gross profit in Chile increased Ch$3,001 million, or 124%, as a result of the increase in sales of 169% due to the increase in size of the operation, which went from 6 to 9 stores. Our consolidated gross profit as a percentage of revenues from ordinary activities decreased to 25.2% for the twelve months ended December 31, 2014 from 27.7% for the same period in 2013.

Shopping centers

Our consolidated gross profit in our shopping centers increased Ch$4,830 million, or 2.7%, to Ch$186,821 million for the twelve months ended December 31, 2014 from Ch$181,991 million for the same period in 2013, as a result of (i) an increase in gross profit in Chile of Ch$7,413 million, or 7% related to the improved performance of our developments in the country, in particular our Costanera Center, (ii) an increase in gross profit in Peru of Ch$3,542 million, or 29%, as a result of improved occupancy rates at Arequipa Center and Plaza Lima Sur and (iii) an increase in gross profit in Colombia of Ch$1,426 million, or 17%, mainly due to the reclassification of the activities of ancillary stores that were previously included under supermarkets into this segment. These increases were partially offset by a decline in gross profit in Argentina of Ch$7,551 million, or 14%, as a result of lower sales made by tenants at our shopping centers as well as the depreciation of the ARS during the period.

As a result of the foregoing factors, our consolidated gross profit as a percentage of revenues from ordinary activities in our shopping centers decreased to 86.9% for the twelve months ended December 31, 2014 compared to 88.6% for the same period in 2013.

Financial services

Our consolidated gross profit in our financial services segment increased Ch$22,919 million, or 41.1%, to Ch$78,632 million for the twelve months ended December 31, 2014 from Ch$55,713 million for the same period in 2013, as a result of (i) a larger loan portfolio and improved risk management activities at our Argentine operations, which increased gross profit in Argentina by Ch$13,018 million, or 39%, (ii) growth of our loan portfolio in Peru as a result of the development of our department store business, which fueled portfolio growth by financing in-store purchases, increasing gross profit by Ch$9,459 million and (iii) the expansion of our Colombian operations, increasing gross profit in Colombia by Ch$514 million, or 7%.

Other revenues by function

Our consolidated other revenues by function increased by Ch$6,147 million, or 5.7%, to Ch$114,438 million for the twelve months ended December 31, 2014 from Ch$108,291 million for the same period in 2013, as a result of an increase in the fair value of properties in the period and a lower discount rate used in the twelve month period ended December 31, 2014 when compared to the same period in 2013 partially offset by the negative effect of rising tax rates on our cash flow model.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased Ch$137,854 million, or 5.8%, to Ch$2,495,436 million for the twelve months ended December 31, 2014 from Ch$2,357,582 million for the same period in 2013. This increase was in line with the related 5.7% increase in revenue from ordinary activities.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	As of December 31,
	2014	2013	% Change
	(in millions of Ch$)
Other gains (losses)	34,624	26,366	31.3%
Financial income	6,709	5,999	11.8%
Financial expenses	(222,165)	(223,856)	(0.8)%
Exchange differences	(23,643)	(25,054)	(5.6)%
Losses from indexation	(39,576)	(18,885)	109.6%
Total losses from financial and other activities	(244,050)	(235,430)	3.7%

Our consolidated losses from financial and other activities remained essentially flat for the twelve month period ended December 31, 2014 compared to the same period in 2013, in light of the following factors:

•	An increase in Other gains (losses) of Ch$8,258 million, resulting mainly from favorable fair value of derivative contracts in connection with our hedging activities of our U.S.$ denominated debt (please see note 3 to our financial statements for further details on our hedging activities); and

•	A decrease in financial expenses of Ch$1,691 million, resulting in a financial expense of Ch$222,165 million for the twelve months ended December 31, 2014 compared to a financial expense of Ch$223,856 million for the same period of 2013 as a result of lower variable interest rates. As presented, financial expenses were reduced as a result of a lower debt load, despite greater working capital needs; and

•	A decrease in exchange differences of Ch$1,411 million, resulting in exchange losses of Ch$23,643 million for the twelve month period ended December 31, 2014 compared to exchange losses of Ch$25,054 million for the same period of 2013 as a result of a lower CLP/USD depreciation.

which were offset by;

•	An increase in losses stemming from indexation of Ch$20,691 million as a result of a higher inflation rate in Chile, resulting in a loss of Ch$39,576 million for the twelve months ended December 31, 2014, compared to a loss of Ch$18,885 million for the same period of 2013.

Income tax charge

For the twelve month period ended December 31, 2014, we had an income tax expense of Ch$125,932 million, compared to an income tax expense of Ch$94,068 million for the same period in 2013. This increase of Ch$31,861 million was primarily due to a higher corporate tax rate during the 2014 period.

On September 29, 2014, Chile enacted the Tax Reform Act. The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018.

Profit (loss) from continuing operations

As a result of the above factors, our net earnings decreased Ch$89,923 million, or 37.2%, to Ch$151,485 million for the twelve months ended December 31, 2014 from Ch$241,408 million for the same period in 2013. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 1.4% for the twelve months ended December 31, 2014 from 2.4% for the same period in 2013.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013 for Discontinued Operations

The following table presents, for the periods indicated, certain items of the statement of income for our discontinued operations:

	Year Ended December 31,
	2014	2013	% Change
	(in millions of Ch$)
Revenues from discontinued operations:
Total revenues	201,826	206,882	(2.4)%
Cost of sales from discontinued operations:
Total cost of sales	(55,799)	(59,817)	(6.7)%
Gross profit from discontinued operations:
Total gross profit	146,027	147,065	(0.7)%

Administrative expenses, distribution costs and other expenses	(55,460)	(60,174)	(7.8)%
Other expenses by function	(13,670)	(30,166)	(54.7)%
Other revenues by function	191	423	(54.9)%
Other gains (losses)	35	16	118.8%
Results from operating activities	77,123	57,164	34.9%
Financial income	260	145	79.3%
Financial expenses	(38,953)	(34,829)	11.8%
Exchange differences	(19,199)	(9,670)	98.5%
Losses from indexation	(4,970)	(2,074)	139.6%
Income (loss) before taxes	14,261	10,447	36.5%
Income tax charge	(1,599)	(2,089)	23.5%
Profit (loss)	12,662	8,357	51.2%
Basic earnings (loss) per share	3.0	14.2	(78.9)%
Diluted earnings (loss) per share	3.0	14.2	(78.9)%

Revenues from discontinued operations

Discontinued operations

Our consolidated revenue from discontinued operations decreased Ch$5,056 million, or 2.4%, to Ch$201,826 million for the twelve months ended December 31, 2014, from Ch$206,882 million for the same period in 2013, primarily due to the effects of legal interest rate caps (Tasa Maxima Convencional) being applied in Chile as part of a regulatory framework developed in 2013.

Cost of sales

Discontinued operations

Our consolidated cost of sales from discontinued operations, primarily provisions for bad debts and collection and processing costs, decreased 6.7%, or Ch$4,018 million, to Ch$55,799 million for the twelve months ended December 31, 2014 from Ch$59,817 million for the same period in 2013, due to improved risk management activities as a lower percentage of our Chile loan portfolio was provisioned for non-performing loans.

Gross profit

Discontinued operations

Our consolidated gross profit from discontinued operations decreased Ch$1,038 million, or 0.7%, to Ch$146,027 million for the twelve months ended December 31, 2014 from Ch$147,065 million for the same period in 2013, as a result of the enactment of interest rate caps and a reduction in the number of cardholders with payments in arrears, which reduced revenues from overdue payments.

Other revenues by function

Our consolidated other revenues by function from discontinued operations decreased by Ch$232 million, or 54.9%, to Ch$191 million for the twelve months ended December 31, 2014 from Ch$423 million for the same period in 2013, as a result of an increase in the recovery of commission fees.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses from discontinued operations decreased Ch$4,714 million, or 7.8%, to Ch$55,460 million for the twelve months ended December 31, 2014 from Ch$60,174 million for the same period in 2013. This decrease was above the related revenue contraction of 7.8%, and was due to cost cutting, expense control and enhanced productivity initiatives across our business divisions.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities from discontinued operations, as well as the percentage variation from period to period:

	As of December 31,
	2014	2013	% Change
	(in millions of Ch$)
Other gains (losses)	35	16	118.8%
Financial income	260	145	79.3%
Financial expenses	(38,953)	(34,829)	11.8%
Exchange differences	(19,199)	(9,670)	98.5%
Losses from indexation	(4,970)	(2,074)	139.6%
Total losses from financial and other activities	(62,827)	(46,412)	35.4%

Our consolidated losses from financial and other activities from discontinued operations increased 14% for the twelve month period ended December 31, 2014 compared to the same period in 2013, in light of the following factors:

•	An increase in financial expenses of Ch$4,124 million, resulting in a financial expense of Ch$38,953 million for the twelve months ended on December 31, 2014, compared to a financial expense of Ch$34,829 million for the same period of 2013 as a result of portfolio expansion in the period;

•	An increase in exchange rate differences of Ch$9,529 million, resulting in a loss of Ch$19,199 million for the twelve months ended on December 31, 2014 compared to a loss of Ch$9,670 million for the same period in 2013 as a result of the devaluation of local currencies against the U.S. dollar; and

•	An increase in losses stemming from indexation of Ch$2,896 million as a result of a higher inflation rate in Chile, resulting in a loss of Ch$4,970 million for the twelve months ended on December 31, 2014, compared to a loss of Ch$2,074 million for the same period of 2013, which were partially offset by:

•	An increase in Other gains (losses) of Ch$19 million, from Ch$16 million for the twelve months ended December 31, 2013 to Ch$35 million in the same period of 2014 due to the fair value of derivative contracts, and;

•	An increase in financial income from Ch$145 million for the twelve months ended December 31, 2013 to Ch$260 million for the same period in 2014 due to investments made by the Company with excess cash.

Income tax charge

For the twelve months ended December 31, 2014, we had an income tax expense of Ch$1,599 million, compared to an income tax expense of Ch$2,089 million for the same period in 2013. This decrease of Ch$490 million was a consequence of the tax reform enacted in Chile during 2014. The application of the Chilean tax reform resulted in a profit over the equity held by our financial services business in Chile. This profit due to the application of the tax reform in Chile resulted in a reduction in our effective tax rate in Chile (See Note 26 to our audited financial statements).

Profit (loss) from discontinued operations

As a result of the above factors, our net earnings from discontinued operations increased Ch$3,052 million, or 36.5%, to Ch$11,409 million for the twelve months ended December 31, 2014 from Ch$8,357 million for the same period in 2013. Our net earnings, as a percentage of revenues from ordinary activities, increased to 5.7% for the twelve months ended December 31, 2014 from 4.0% for the same period in 2013.

Year ended December 31, 2013 as compared to year ended December 31, 2012

The following table presents, for the periods indicated, certain items of our statement of income:

	Year ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	7,682,064	6,733,610	14.1%
Home improvement stores	1,176,890	1,063,086	10.7%

	Year ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Department stores	970,360	886,075	9.5%
Shopping centers	205,332	172,104	19.3%
Financial services	81,651	58,454	39.7%
Other	17,861	12,022	48.6%
Total revenues from ordinary activities	10,134,158	8,925,351	13.5%

Cost of sales:
Supermarkets	(5,782,590)	(5,057,477)	14.3%
Home improvement stores	(787,402)	(711,500)	10.7%
Department stores	(701,530)	(644,668)	8.8%
Shopping centers	(23,341)	(27,213)	(14.2)%
Financial services	(25,938)	(21,082)	23.0%
Other	(3,451)	(2,294)	50.4%
Total cost of sales	(7,324,252)	(6,464,234)	13.3%

Gross profit:
Supermarkets	1,900,404	1,676,133	13.4%
Home improvement stores	389,487	351,586	10.8%
Department stores	268,830	241,407	11.4%
Shopping centers	181,991	144,891	25.6%
Financial services	55,713	37,372	49.1%
Other	13,481	9,728	38.6%
Total gross profit	2,809,907	2,461,117	14.2%

Administrative expenses, distribution costs and other expenses	(2,357,582)	(2,048,390)	15.1%
Other revenues by function	108,291	107,011	1.2%
Participation in earnings of associates	10,289	5,642	82.4%
Financial income	5,999	8,231	(27.1)%
Financial expenses	(223,856)	(178,631)	25.3%
Other earnings	26,366	(7,403)	N/A
Exchange differences	(25,054)	(12,053)	107.9%
Losses from indexation	(18,885)	(23,538)	(19.8)%
Income (loss) before taxes	335,476	311,988	7.5%
Income tax charge	(94,068)	(92,226)	2.0%
Profit from continuing operations	241,408	219,762	9.8%
Profit from discontinued operations	8,357	33,047	(74.7)%
Net income	249,765	252,809	(1.2)%
Profit attributable to non-controlling shareholders	(165)	2,851	(105.8)%
Profit attributable to controlling shareholders	249,930	249,959	0.0%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased Ch$1,208,807 million, or 13.5%, to Ch$10,134,158 million for the year ended December 31, 2013, from Ch$8,925,351 million for the same period in 2012, as a result of (i) an increase of Ch$948,454 million, or 14.1%, in revenue in the supermarket segment, (ii) an increase of Ch$113,804 million, or 10.7%, in revenue in our home improvement stores, (iii) an increase of Ch$84,285 million, or 9.5%, in revenue in our department store business, (iv) an increase of Ch$33,228 million, or 19.3%, in revenue from our shopping center segment and (v) an increase of Ch$23,197 million, or 39.7%, in revenue in our financial services business as a result of its expansion in Peru and the addition of financial services in Colombia to the segment.

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

Department stores

Our consolidated revenues from ordinary activities from our department stores increased Ch$84,285 million, or 9.5%, in 2013 compared to 2012, as a result of (i) an increase of Ch$69,702 million, or 7.9%, to Ch$955,777 million of revenues from Chile for the year ended December 31, 2013 from Ch$886,075 million for the same period in 2012, primarily due to an increase in same-store sales of 4.7% and (ii) increased revenues in Peru as a result of the opening of six new Paris stores in the country during the period that contributed Ch$14,583 million.

Shopping centers

Our consolidated revenues from ordinary activities from our shopping centers increased Ch$33,228 million, or 19.3%, to Ch$205,332 million for the year ended December 31, 2013 from Ch$172,104 million for the same period in 2012, primarily due to: (i) an increase of Ch$19,748 million, or 21.2%, resulting from growth in revenues in Chile due to the improved performance posted by all of our properties in the country, particularly Costanera Center and the shopping center’s full year contribution to the division; (ii) an increase of Ch$3,828 million, or 5.8%, resulting from growth in revenues in Argentina due to improved performance, (iii) revenue growth in Peru in the segment of 111%% for the year ended December 31, 2013 attributable to the opening of a shopping center in the city of Arequipa (iv) and the consolidation of the Colombian real estate division.

Financial services

Our consolidated revenues from ordinary activities from our financial services increased Ch$23,197 million, or 39.7%, to Ch$81,651 million for the year ended December 31, 2013 from Ch$58,454 million for the same period in 2012, due to portfolio expansion in our markets.

Cost of sales

Our consolidated cost of sales increased Ch$860,018 million, or 13.3%, to Ch$7,324,252 million for the year ended December 31, 2013 from Ch$6,464,234 million for the same period in 2012, primarily due to the increase in sales reported in the period. The main increase was seen in our supermarket segment following the consolidation of our Colombian operations. Cost of sales as a percentage of sales decreased by 0.3% in 2013 compared to 2012 as a result of better cost management by our shopping center and department store segments.

Supermarkets

Our consolidated cost of sales in our supermarkets increased Ch$725,113 million, or 14.3%, to Ch$5,782,590 million for the year ended December 31, 2013 from Ch$5,057,477 million for the same period in 2012, due to (i) cost of sales of Ch$654,338 million attributable to the consolidation of 12 months of Colombian supermarket operations; (ii) an increase in cost of sales in Chile of Ch$107,579 million, or 6.9%, as a result of the opening of 10 new stores and (iii) an increase of Ch$26,862 million, or 5.0%, for cost of sales in our Peruvian supermarkets. The above were partially offset by a decrease in cost of sales in Brazil of Ch$89,129 million, or 5.4%, as a result of improved terms with suppliers.

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

Department stores

Our consolidated cost of sales in our department stores increased Ch$56,862 million, or 8.8%, to Ch$701,530 million for the year ended December 31, 2013 from Ch$644,668 million for the same period in 2012, primarily due to an increase in sales in the period of 9.5%. Costs as a percentage of sales decreased marginally by 0.5% due to greater synergies in our dealings with suppliers and improved margins at our Johnson stores. Cost of Sales in Chile grew 6.9% while the start up of department stores in Peru resulted an increase in cost of sales of Ch$12,170 million.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers decreased Ch$3,872 million, or 14.2%, to Ch$23,341 million for the year ended December 31, 2013 from Ch$27,213 million for the same period in 2012, due to; (i) a decrease in cost of sales in Peru in the amount of Ch$1,266 million (ii) a decrease in Chile of Ch$1,382 million, or 16.8%, due to higher expenses being recorded in 2012 for the opening of Costanera Center, and (iii) a decline in Argentina of Ch$666 million, or 4.6%. These were partially offset by the consolidation of our shopping center business in Colombia.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services segment increased 23.0%, or Ch$4,856 million, to Ch$25,938 million for the year ended December 31, 2013 from Ch$21,082 million for the same period in 2012, due to portfolio expansion.

Gross profit

Our consolidated gross profit increased 14.2%, or Ch$348,790 million, to Ch$2,809,907 million for the year ended December 31, 2013 from Ch$2,461,117 million for the same period in 2012, primarily due to gross profit improvements in all segments.

Our consolidated gross profit as a percentage of revenues from ordinary activities increased 0.1% to 27.7% for the year ended December 31, 2013 from 27.6% for the same period in 2012.

Supermarkets

Our consolidated gross profit in our supermarkets increased Ch$224,271 million, or 13.4%, to Ch$1,900,404 million for the year ended December 31, 2013 from Ch$1,676,133 million for the same period in 2012, as a result of margin improvements in all of our markets except for Brazil. Gross profit as a percentage of sales remained flat for the overall division at 24.9%. This was a result of (i) the addition of 12 months of operation of our Colombian supermarket operation that contributed Ch$148,769 million in gross profit; (ii) gross profit in Chile increasing Ch$61,749 million, or 12.4%, reflecting the maturing of continued investments in distribution centers; and (iii) expanding gross profit in Ch$25,373 million in Argentina, or 4.9%, as a result of a more flexible pricing environment combined with an improved commercial strategy. These were partially offset by a decrease in gross profit from Brazil of Ch$2,077 million, or 0.5%.

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

Financial services

Our consolidated gross profit in our financial services segment increased Ch$18,341 million, or 49.1%, to Ch$55,713 million for the year ended December 31, 2013 from Ch$37,372 million for the same period in 2012, as a result of (i) an increase of Ch$7,996 million in Peru as a result of a greater loan portfolio and (ii) the greater contribution to financial services from our Colombian operations, which added Ch$7,156 million as a result of having a full year´s contribution to the segment.

Other revenues by function

Our consolidated other revenues by function increased by Ch$1,280 million, to Ch$108,291 million for the year ended December 31, 2013 from Ch$107,011 million for the same period in 2012, as a result of an increase in the fair value of investment properties in 2013 when compared to 2012.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased Ch$309,192 million, or 15.1%, to Ch$2,357,582 million for the year ended December 31, 2013 from Ch$2,048,390 million for the same period in 2012, which exceeded the revenue increase from ordinary activities of 13.5% as a result of real wage increases in the period in most of our segments.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Other earnings (losses)	26,366	(7,403)	456.2%
Financial income	5,999	8,231	(27.1)%
Financial expenses	(223,856)	(178,631)	25.3%
Exchange differences	(25,054)	(12,053)	107.9%
Losses from indexation	(18,885)	(23,538)	(19.8)%
Total losses from financial and other activities	(235,430)	(213,394)	10.3%

Our consolidated losses from financial and other activities increased by Ch$22,036 million, to a loss of Ch$235,430 million for the year ended December 31, 2013 from a loss of Ch$213,394 million for the same period in 2012. This increase was primarily due to the following factors:

•	An increase in financial expenses of Ch$45,225 million, resulting in financial expenses of Ch$223,856 for the year ended December 31, 2013 compared to financial expenses of Ch$178,631 million for the same period of 2012 as a result of lower cash on hand, and a higher debt load used to fund the company’s growth strategy, which mainly related to acquisitions; and

•	An increase in exchange rate differences of Ch$13,001 million, resulting in a loss of Ch$25,054 million for the year ended December 31, 2013 compared to a loss of Ch$12,053 for the same period in 2012, as a result of the devaluation of local currencies against the U.S. dollar;

which were partially offset by:

•	A decrease in losses stemming from indexation of Ch$4,653 million, resulting in a loss of Ch$18,885 million for the year ended December 31, 2013, compared to a loss of Ch$23,538 for the same period of 2012, as a result of a lower inflation rate in Chile; and

•	Higher earnings related to the fair value of cross currency swaps being booked under other earnings (losses) connected to the hedging of our U.S.$ denominated debt.

Income tax charge

For the year ended December 31, 2013, we had an income tax expense of Ch$94,068 million, compared to an income tax expense of Ch$92,226 million for the same period in 2012. This increase of Ch$1,842 million was due to better business performance.

Profit (loss) from continuing operations

As a result of the above factors, our net earnings increased Ch$21,646 million, or 9.8%, to Ch$241,408 million for the year ended December 31, 2013 from Ch$219,762 million for the same period in 2012. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 2.4% for the year ended December 31, 2013 from 2.5% for the same period in 2012.

Year ended December 31, 2013 as compared to year ended December 31, 2012 for Discontinued Operations

The following table presents, for the periods indicated, certain items of the statement of income for our discontinued operations:

	Year Ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Revenues from discontinued operations:
Total revenues	206,882	223,726	(7.5)%
Cost of sales from discontinued operations:
Total cost of sales	(59,817)	(83,598)	28.4%
Gross profit from discontinued operations:
Total gross profit	147,065	140,129	4.9%

Administrative expenses, distribution costs and other expenses	(90,339)	(73,432)	23%
Other revenues by function	423	99	327.2%
Other gains (losses)	16	34	(53)%
Results from operating activities	57,164	66,830	(14)%
Financial income	145	(121)	219.8%
Financial expenses	(34,829)	(32,391)	7.5%
Participation in profit or loss of equity method associates	—	(2,695)	N/A
Exchange differences	(9,670)	9,373	203%
Losses from indexation	(2,074)	(2,378)	(12.8)%
Income (loss) before taxes	10,447	41,310	(75)%
Income tax charge	(2,089)	(8,262)	(75)%
Profit (loss)	8,357	33,047	(75)%

Revenues from discontinued operations

Our consolidated revenues from discontinued operations decreased Ch$16,844 million, or 7.5%, to Ch$206,882 million for the year ended December 31, 2013, from Ch$223,726 million for the same period in 2012, primarily due a smaller credit card receivables portfolio in Chile and the effects of interest rate caps over already extended loans.

On June 20, 2014, Cencosud S.A. and its affiliates Cencosud Retail S.A. and Easy S.A. entered into the Joint Venture Framework Agreement with The Bank of Nova Scotia and Scotiabank Chile S.A., related to the development of financial services in Chile, previously disclosed by Cencosud S.A. in its reports on Form 6-K dated June 23, 2014 and June 25, 2014. Pursuant to the Joint Venture Framework Agreement, Scotiabank Chile or its affiliated entities will acquire a fifty-one percent (51%) of each of the Subject Companies, with the remaining forty-nine percent (49%) owned by us or our affiliates. We and Scotiabank Chile or its affiliates will enter into corresponding shareholder agreements with respect to each of the Subject Companies. We will also enter into a joint venture agreement that will govern the relationship between the parties in regards to the development of the financial retail business in Chile, with the agreement having an exclusivity period of 15 years from the date of the closing under the Joint Venture Framework Agreement. CAT and Scotiabank Chile will, at such closing date or within three days of having constituted CAT as a supporting company for bank transfers, enter into a line-of-credit agreement for Scotiabank Chile’s portion of the financing of the Chilean retail finance business. At the end of the 15-year period, we will have an option to repurchase Scotiabank Chile’s 51% ownership interest in the Subject Companies. On April 13, 2015, the Superintendency of Banks and Financial Institutions of Chile announced its approval of the joint venture between the Company and Scotiabank.

Cost of sales from discontinued operations

Our consolidated cost of sales from discontinued operations, primarily provisions for bad debts and collection and processing costs, decreased Ch$23,781 million, or 28.4%, as a result of better risk management activities in Chile.

Gross profit from discontinued operations

Our consolidated gross profit from discontinued operations increased Ch$6,936 million, or 4.9%, as a result of lower provisions for the loan portfolio due to better risk management activities in Chile.

Other revenues by function from discontinued operations

Our consolidated other revenues by function for discontinued operations increased by Ch$324 million, or 327.2%, to Ch$423 million for the year ended December 31, 2013 from Ch$99 million for the same period in 2012, as a result of an increase in the recovery of commission fees.

Administrative expenses, distribution costs and other expenses from discontinued operations

Our consolidated administrative expenses, distribution costs and other expenses from discontinued operations increased Ch$16,907 million, or 23%, to Ch$90,339 million for the year ended December 31, 2013 from Ch$73,432 million for the same period in 2012. This increase was above the related revenue growth of 7.5%, and was mainly due to expenses related to the transaction with Scotiabank.

Results from financial and other activities from discontinued operations

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Other gains (losses)	16	34	(53)%
Financial income	145	(121)	219.8%
Financial expenses	(34,829)	(32,391)	7.5%
Exchange differences	(9,670)	9,373	(203)%
Losses from indexation	(2,074)	(2,378)	(12.8%)
Total losses from financial and other activities	(46,412)	(25,483)	82.1%

Our consolidated losses from financial and other activities increased by 83% for the year ended December 31, 2013 compared to the same period in 2012, primarily due to the following factors:

•	A decrease in Other gains (losses) of Ch$18 million, going from Ch$34 million for the year ended December 31, 2012 to Ch$16 million in the same period of 2013;

•	An increase in financial expenses of Ch$2,438 million, resulting in financial expenses of Ch$34,829 million for the year ended December 31, 2013 compared to Ch$32,391 million for the same period in 2012, as a result of loan portfolio expansion in the period, and;

•	An increase in exchange rate differences of Ch$19,043 million, resulting in a loss of Ch$9,670 million for the year ended December 31, 2013 compared to a gain of Ch$9,373 million for the same period in 2012 as a result of the devaluation of local currencies against the U.S. dollar;

which were partially offset by:

•	A decrease in losses stemming from indexation of Ch$304 million as a result of a lower inflation rate in Chile, resulting in a loss of Ch$2,074 million for the year ended December 31, 2013 compared to a loss of Ch$2,378 million for the same period of 2012.

Income tax charge from discontinued operations

For the year ended December 31, 2013 we had an income tax expense of Ch$2,089 million, compared to an income tax expense of Ch$8,262 million for the same period in 2012. This decrease of Ch$6,173 million is attributed to lower profit in the period.

Profit (loss) from discontinued operations

As a result of the above factors, our net earnings decreased Ch$24,690 million, or 75%, to Ch$8,357 million for the year ended December 31, 2013 from Ch$33,047 million for the same period in 2012. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 4.0% for 2013 from 15.0% for 2012.

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

The Joint Venture transaction with Scotiabank for the Credit Card business in Chile will also allow the Company to reduce the use of funds devoted to fund the increase in the portfolio in Chile.

At December 31, 2014 we had a positive working capital (defined as total current assets, excluding cash and cash equivalents and other financial assets, minus total current liabilities, excluding other current financial liabilities) of Ch$311 million.

At December 31, 2013 we had a positive working capital of Ch$596 million.

At December 31, 2012, we had a negative working capital current of Ch$146,574 million.

On April 1, 2014, we refinanced liabilities in a collective amount of approximately U.S.$770 million, reducing liquidity needs for the next 24 months. This debt roll-over operation had the support of 10 regional Banks: BBVA, Banco de Bogotá, Bradesco, Banco del Estado de Chile, HSBC, Mizuho Bank, Banco Popular de Colombia, Rabobank, Santander and Sumitomo Mitsui Banking Corporation, in addition to other competitive offers. Proceeds were used to refinance liabilities in Chile, Brazil, Peru and Colombia with new terms ranging from 3 to 6 years, as follows: U.S.$270 million in Chile, U.S.$60 million in Peru, U.S.$144 million in Brazil and U.S.$179 million in Colombia. As a result of this refinancing, the average maturity of our outstanding debt was extended while its terms and conditions remained unchanged. This refinancing is in line with the company’s financial strategy, seeking to extend payment terms for its debt, shifting focus to the operation and ultimately deleverage the company.

We believe that our cash from operations, current financing initiatives and cash and cash equivalents are sufficient to satisfy our capital expenditures and debt service obligations in 2015. We anticipate financing any future acquisitions or capital expenditures for property, plant and equipment with cash from operations and additional indebtedness.

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

Indebtedness

At December 31, 2014, financial liabilities not including Cencosud´s banking operations reached Ch$3,107,487 million, a 13.1% increase when compared to December 31, 2013. As of December 31, 2014 our net financial debt, not considering Cencosud´s banking activities) was Ch$2,587,834 million, up from Ch$ 2,457,125 million as of December 31, 2013.

Our total financial debt includes both fixed-rate and variable-rate debt. Taking into account the effects of cross currency swaps, excluding Banco Paris indebtedness, at December 31, 2014, approximately 49% of our debt was variable-rate, and the remainder was fixed-rate. At December 31, 2014, approximately 11% of our debt was denominated in U.S. dollars, approximately 22% in UF, approximately 50% in Chilean pesos, approximately 2% in Argentine pesos, approximately 2% in Peruvian nuevos soles, approximately 6% in Brazilian reais and approximately 6% in Colombian Pesos. As part of our financial management policies, from time to time we enter into swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Our strategy is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total debt.

In order to fund our growth plans, improve our amortization profile and reduce our cost of debt, in 2011 we issued bonds with an aggregate principal amount of US$750 million due 2021 in a 144A/Reg-S offering in the international capital markets, with a fixed interest rate of 5.5% (the “2011 144A/Reg-S Bond”). We have hedged the currency risk associated with this issuance through cross-currency swaps with a nominal amount of U.S.$535 million. Additionally, in June 2011, we issued in the Chilean debt capital market bonds due 2031 with an aggregate principal amount of Ch$54,000 million, with a fixed interest rate of 7.40%. This was the first bond issuance in the Chilean debt capital market with a maturity of 20 years. As a result of these issuances, we were able to extend the duration of our debt (from approximately 4.8 years at the end of 2010 to over 7.5 years at the end of 2011) and streamline our debt amortization schedule.

On October 17, 2012, the Company entered into the Bridge Loan Agreement with a syndicate of banks, in the amount of U.S.$2,500 million to finance the purchase of Carrefour’s Colombian operations.

On December 6, 2012, the Company issued U.S.$1,200 million aggregate principal amount of bonds due 2023 in a Rule 144A and Regulation S offering in the international capital markets (the “2023 144A/Reg-S Bond”). The 2023 144A/Reg S Bond accrues interest at a fixed rate of 4.875%. The Company applied part of the proceeds of the 2023 144A/Reg-S Bond to repay U.S.$1,000 million outstanding under the Bridge Loan Agreement.

In March, 2013 we completed a preemptive rights offering in the Chilean market that raised U.S.$1,600 million, and used the proceeds from that capital increase to prepay the outstanding amount of the Bridge Loan Agreement of U.S.$1,500 million. The rest of the proceeds of the capital increase were used to pay other short term liabilities.

On September 4, 2014, the holders of the Series E and F bonds issued by the Company registered in the Securities Registry of the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance) as “Issuance No. 530”, approved the amendment of the Indenture for Series E and F. The amendments allow the Company to reduce its equity participation in CAT to as low as 45% of said equity. The aforementioned amendments were intended to prevent a default under the Indenture for Series E and F in connection with the consummation of the transactions contemplated in the Joint Venture Framework Agreement.

On October 17, 2014, the Company announced that it was calling its Series A, C and D bonds issued under Issuance No. 443 of the securities registry for early redemption, and communicated the same to the Superintendencia de Valores y Seguros. As specified in the announcement, the Issuance No. 443 bonds were scheduled to be redeemed on November 19, 2014. Issuance No. 443 bonds totaled an aggregate amount of UF 10,000,000. Payment for the bonds was to be made in Chilean pesos according to the value of the UF on the redemption date. The Company had previously sought, but failed to obtain, the consent of its Issuance No. 443 bondholders for amendments to the related Bond Issuance Line of Debt Title on September 4, 2014 that would have allowed it to reduce its equity participation in CAT to as low as 45% of said equity, which was necessary for the Company to consummate the transactions contemplated in the Joint Venture Framework Agreement.

On November 13, 2014 the Company entered into the Bridge Loan agreement for a total amount of U.S.$400 million with BNS and HSBC Bank USA, N.A. A total amount of U.S.$400 million was drawn on November 17, 2014 under the Bridge Loan, which amount was used by the Company to prepay all the Issuance No. 443 bonds. Such prepayment took place and was completed on November 19, 2014. The redemption of the Issuance No. 443 bonds was expected to pave the way, pending regulatory approval, for the full implementation of the Joint Venture Framework Agreement.

On February 12, 2015, the Company successfully accessed the international debt capital markets and issued U.S.$1,000 million of debt securities in a two-tranche offering in an effort to refinance certain outstanding liabilities including the repayment of the Bridge Loan. This refinancing is expected to allow the Company to proceed with its organic expansion program for 2015 through 2018.

Credit facilities (Banks loans and bonds)

At December 31, 2014, our principal bank credit facilities and bonds (including interest) consisted of the following:

	As of December 31, 2014
Banks:	Currency	Amount Outstanding (in U.S.$)	Maturity Date	Amount Outstanding (in Ch$ Th)
Chile
BANCO BICE	CLP	31,751,935	09-16-2016	19,265,487
BANCO DE CHILE	CLP	80,756,891	10-12-2015	48,999,244
BANCO DE CHILE	CLP	34,571,694	12-30-2015	20,976,375
BANCO ESTADO	CLP	131,213,487	06-28-2019	79,613,783
BBVA CHILE	CLP	116,984,565	09-07-2017	70,980,385
BBVA CHILE	CLP	58,538,897	02-02-2021	35,518,476
BBVA CHILE	CLP	6,641,044	N/A *	4,029,453
BCI	CLP	20,824,947	10-13-2015	12,635,537
Bonos	CLP	89,606,613	06-01-2031	54,368,812
HSBC	USD	400,052,787	02-18-2015	242,732,029

MIZUHO BANK	USD	50,223,639	03-27-2019	30,473,193
RABOBANK	USD	45,415,219	10-04-2018	27,555,684
RABOBANK	USD	50,257,387	03-26-2020	30,493,670
SANTANDER CHILE	CLP	55,038,700	09-02-2016	33,394,731
SANTANDER CHILE	CLP	83,819,968	03-29-2019	50,857,766
SCOTIABANK	USD	100,359,536	10-23-2017	60,893,148
SCOTIABANK CHIL	CLP	99,013,282	01-09-2015	60,076,309
SUMITOMO	USD	50,212,415	04-01-2019	30,466,383

Total Chile		1,505,283,006		913,330,464

Peru
BANK TOKYO NY	USD	35,005,551	03-28-2017	21,239,618
BBVA CONTINENT	PEN	29,566,456	04-04-2017	17,939,447
BBVA CONTINENT	USD	17,291,833	09-04-2017	10,491,820
BBVA CONTINENT	USD	17,291,833	09-04-2017	10,491,820
BBVA NY	USD	9,901,940	11-16-2015	6,008,002
BBVA NY	USD	5,941,164	11-16-2015	3,604,801
BCP	PEN	23,623,020	01-07-2019	14,333,267
BCP	PEN	7,545,087	03-19-2018	4,577,982
BIF LEASING	PEN	125,915	03-02-2015	76,399
BIF LEASING	PEN	291,068	06-02-2015	176,606
BIF LEASING	PEN	249,372	12-02-2015	151,306
SCOTIABANK	PEN	14,056,178	12-27-2017	8,528,586

Total Peru		160,889,417		97,619,654

Brazil
BANCO DO BRASIL	BRL	16,075,132	06-04-2015	9,753,586
BANCO NORDESTE	BRL	2,363,515	12-16-2018	1,434,063
BRADESCO	BRL	75,627,150	03-30-2015	45,886,773
BRADESCO	BRL	2,839,780	02-23-2015	1,723,037
BRADESCO	BRL	4,543,648	02-23-2015	2,756,858
BRADESCO	BRL	4,922,285	02-23-2015	2,986,596
BRADESCO	BRL	27,712,771	02-13-2017	16,814,724
BRADESCO	BRL	3,958,968	02-13-2017	2,402,104
BRADESCO	BRL	19,794,837	02-13-2017	12,010,517
BRADESCO	BRL	7,719,986	02-13-2017	4,684,102
BRADESCO	BRL	3,167,173	02-13-2017	1,921,682
BRADESCO	BRL	1,781,536	02-13-2017	1,080,947
BRADESCO	BRL	1,741,945	02-13-2017	1,056,925
BRADESCO	BRL	—	01-12-2015	—
HSBC BRASIL	BRL	5,764,524	02-10-2017	3,497,625
HSBC BRASIL	BRL	5,764,524	02-10-2017	3,497,625
HSBC BRASIL	BRL	8,838,936	02-10-2017	5,363,024
HSBC BRASIL	BRL	6,533,127	02-10-2017	3,963,975
HSBC BRASIL	BRL	1,037,615	02-10-2017	629,573
HSBC BRASIL	BRL	960,753	02-10-2017	582,937
HSBC BRASIL	BRL	807,033	02-10-2017	489,667
HSBC BRASIL	BRL	1,268,195	02-10-2017	769,477
HSBC BRASIL	BRL	17,293,571	02-10-2017	10,492,874
HSBC BRASIL	BRL	38,430,157	02-10-2017	23,317,498
HSBC BRASIL	BRL	11,905,492	N/A *	7,223,657
HSBC BRASIL	BRL	4,617,431	N/A *	2,801,626
SAFRA	BRL	18,978,137	03-02-2015	11,514,985
SAFRA	BRL	26,532,824	03-02-2015	16,098,791
SANTANDER BR	BRL	18,933,845	02-23-2015	11,488,110
SANTANDER BR	BRL	26,483,155	02-23-2015	16,068,654
SANTANDER BR	BRL	18,916,540	02-23-2015	11,477,611

Total Brazil		385,314,585		233,789,624

Argentina
BANCO CIUDAD AR	ARS	5,817,655	N/A *	3,529,862
BANCO GALICIA	ARS	802,733	11-16-2015	487,058
BANCO GALICIA	ARS	1,088,282	10-05-2015	660,315
BANCO GALICIA	ARS	2,990,484	N/A *	1,814,476
BANCO GALICIA	ARS	16,789	N/A *	10,187
BANCO ITAU AR	ARS	23,602,269	N/A *	14,320,677
BAPRO	ARS	1,471,046	N/A *	892,557
BBVA FRANCES	ARS	185,925	N/A *	112,810
ICBC ARGENTINA	ARS	802,733	11-16-2015	487,058
IFC	USD	15,493,031	08-16-2016	9,400,397

Total Argentina		52,270,947		31,715,397

Colombia
BANCO DE BOGOTA	COP	1,674,910	02-12-2015	1,016,252
BANCO DE BOGOTA	COP	3,011,679	02-20-2017	1,827,336
BANCO DE BOGOTA	COP	33,417,918	02-25-2019	20,276,322
BANCO DE BOGOTA	COP	21,950,829	02-25-2019	13,318,665
BANCO DE BOGOTA	COP	6,015,485	03-04-2019	3,649,896
BANCO DE BOGOTA	COP	44,248,758	03-04-2019	26,847,934
BANCO POPULAR	COP	19,467,824	03-06-2017	11,812,102
BBVA COLOMBIA	COP	28,848,212	02-28-2019	17,503,653
COLPATRIA	COP	929,873	N/A *	564,200
CORPBANCA COL	COP	16,270,536	12-30-2015	9,872,148
CORPBANCA COL	COP	7,357,860	N/A *	4,464,382
DAVIVIENDA	COP	1,757,653	N/A *	1,066,456

Total Colombia		184,951,537		112,219,345

Bonds:
Bonos	CLF	10,195,980	05-28-2015	6,186,411
Bonos	PEN	44,750,819	08-12-2017	27,152,559
Bonos	PEN	94,676,661	05-05-2018	57,445,064
Bonos	CLF	81,688,451	05-07-2018	49,564,468
Bonos	USD	768,447,917	01-20-2021	466,255,774
Bonos	USD	1,226,162,500	01-20-2023	743,974,097
Bonos	CLF	84,637,587	09-01-2026	51,353,856
Bonos	CLF	183,933,682	05-07-2028	111,601,762
Bonos	CLF	123,344,745	10-15-2029	74,839,424
Bonos	CLF	183,626,065	05-28-2030	111,415,115

Total Bonds		2,801,464,407		1,699,788,529

*	Non-committed overdraft credit facilities with no set maturity.

In addition, at December 31, 2014, we had Ch$23,110 million in financial leasings.

At December 31, 2014 we had over Ch$ 352,869 million in uncommitted lines of credit with the regional banks that we work with. We deal with a wide diversity of banks around the world. We believe, if necessary, we can reopen our existing international bonds or issue one or more new series of bonds as appropriate, or can obtain commercial paper in the Chilean market.

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

Leases

We have significant operating lease obligations. At December 31, 2014, 44% of our total selling space was located on leased properties. Our store leases typically have a term ranging from 10 to 32 years and provide for both monthly fixed and variable lease payments. Our shopping center leases typically have terms of more than 30 years and provide for fixed monthly rent payments.

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

No acquisitions were completed during the 2013 and 2014 fiscal periods.

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented for continuing operations.

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)
Net cash from operating activities	375,656	302,066	668,273
Net cash used in investing activities	(235,392)	(309,367)	(1,876,091)
Net cash (used in) from financing activities	(31,798)	(115,918)	1,255,427

Cash flows for year ended December 31, 2014 compared to year ended December 31, 2013 for continuing operations.

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$108,466 million for the year ended December 31, 2014 compared to a net cash outflow of Ch$123,219 million for the year ended December 31, 2013.

Operating activities. Our net cash flows from operations increased to Ch$375,656 million for the year ended December 31, 2014 from Ch$302,066 million for the year ended December 31, 2013. The increase was primarily attributable to our supermarket division, where cash flows increased to Ch$352,955 million from Ch$297,980 million as a result of a higher contribution from Chile, Peru and Colombia, partially offset by a lower contribution from Argentina and Brazil. All other divisions also saw improvement in their cash flows from operations with cash flows from home improvement operations improving to Ch$ (7,610) million for the year ended December 31, 2014 from Ch$ (11,153) million for the year ended December 31, 2013. Net cash flow from department store operations increased to Ch$ 31,121 million for the year ended December 31, 2014 from Ch$ 23,490 million for the year ended December 31, 2013 as a result of better inventory management. Net cash flow from shopping center operations increased to Ch$ 124,890 million for the year ended December 31, 2014 from Ch$ 116,801 million for the year ended December 31, 2013 as a result of greater EBITDA contribution from Chile, Colombia and Peru. Net cash flow from financial service operations increased to Ch$ 31,803 million for the year ended December 31, 2014 from Ch$ (1,250) million for the year ended December 31, 2013 due to a 47.3% and a 13.3% portfolio growth in Argentina and Peru, respectively.

Investing activities. Net cash flow from investing activities amounted to Ch$ (235,392) million for the year ended in December 31, 2014 from Ch$ (309,367) million for the year ended December 31, 2013. This change was mainly due to net cash flow from supermarket investing activities amounting to Ch$ (154,641) million for the year ended December 31, 2014 from Ch$ (250,967) million for the year ended December 31, 2013. 80% of the variation is explained by lower investment in Property, Plant and Equipment driven by lower investments in Brazil and Chile, partially offset by higher investments in Argentina, Colombia and Peru. Net cash flow from home improvement investing activities amounted to Ch$ (22,076) million for the year ended December 31, 2014 from Ch$ (27,988) million for the year ended December 30, 2013. The variation was primarily due to lower organic growth in the region during 2014 compared to 2013. Net cash flow from department store investing activities amounted to Ch$ (15,108) million for the year ended December 31, 2014 from Ch$ (14,195) million for the year ended December 31, 2013. The variation was primarily because of higher investments in Properties, Plant and Equipment for the net opening of 2 stores in Chile and 3 stores in Peru compared to December 2013. Net cash flow from shopping center investing activities amounted to Ch$ (33,155) million for the year ended December 31, 2014 from Ch$ (56,305) million for the year ended December 31, 2013. The variation was primarily due to lower investments for Costanera Center and the remodeling of our shopping centers. Net cash flow from financial services investing activities amounted to Ch$ (253) million for the year ended December 31, 2014 from Ch$ (86) million for the year ended December 31, 2013, due to less cash invested in the other retail businesses and in mutual funds.

Financing activities. Net cash flows from financing activities amounted to Ch$ (31,798) million for the year ended December 31, 2014 from Ch$ (115,918) million, for the year ended December 31, 2013. This change was primarily due to net cash flows from supermarket financing activities amounting to Ch$ (177,846) million for the year ended December 31, 2014 from Ch$ (78,033)

million for the year ended December 31, 2013. The variation was related to lower inflows from loans as a consequence of reduced capex and higher outflows for the payment of loans due to the refinancing of debt to improve liquidity. Net cash flows from home improvement financing activities decreased to Ch$ 33,326 million for the year ended December 31, 2014 from Ch$ 34,736 million for the year ended December 31, 2013 due to lower financing need of working capital. Net cash flows from department store financing activities amounted to Ch$ (2,624) million for the year ended December 31, 2014 from Ch$ (24,551) million for the year ended December 31, 2013. This was due to Paris growth in Peru during 2013. Net cash flows from shopping center financing activities amounted to Ch$ (89,306) million for the year ended December 31, 2014 from Ch$ (63,008) million for the year ended December 31, 2013 due to higher needs of capital investments for maintenance. Net cash flows from financial service financing activities increased to Ch$ 32,862 million for the year ended December 31, 2014 from Ch$ (68,830) million for the year ended December 31, 2013 due to lower financing needs for portfolio growth.

Cash flows for year ended December 31, 2013 compared to year ended December 31, 2012 for continuing operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash outflow of Ch$123,219 million for the year ended December 31, 2013 compared to a net cash inflow of Ch$47,608 million for the year ended December 31, 2012.

Operating activities. Our net cash flows from operations decreased 55% to Ch$302,066 million for the year ended December 31, 2013 from Ch$668,273 million for the year ended December 31, 2012. The decrease was primarily attributable to our supermarket segment, where cash fell 42% as a result of increased working capital needs particularly from Colombia and Peru. Inventory in Colombia increased by Ch$25,893 million while Peru posted an increase in accounts receivables of Ch$37,332 million and an inventory increase of Ch$31,035 million. Our home improvement segment had a Ch$71,052 million decrease in cash flows as a result of larger tax expenses in Argentina when compared to the 2012 period. Our Department store segment had a decrease in cash flows of Ch$14,310 million as a result of larger inventories in Chile and the startup of our Peruvian operations.

Investing activities. Our net cash outflows from investing activities decreased 84% to Ch$309,367 million for the year ended December 31, 2013 from Ch$1,876,091 million for the year ended December 31, 2012 due to the higher comparison basis for the 2012 period as a result of the inorganic expansion of the supermarket business into Colombia in addition to organic expansion that the company experienced throughout its markets in 2012 due to the opening of 117 stores and 3 shopping centers in 2012 versus the opening of 46 stores in 2013. During 2012, the company invested Ch$1,535,105 million for the purchase of subsidiaries and to obtain control of other companies such as our supermarket operations in Colombia for Ch$1,179,000 million, the initial payment for Johnson of Ch$243,000 million and Prezunic of Ch$102,000 million. Additionally, the company made investments in property, plants and equipment, mainly in Chile, of Ch$268,000 million for our shopping centers, supermarkets and home improvement segments. In Brazil we made investments in property, plants and equipment of Ch$96,000 million and in Argentina of Ch$88,000 million.

Financing activities. Our net cash flows from financing activities decreased 109%, to outflows of Ch$115,918 million for the year ended December 31, 2013 compared to inflows of Ch$1,255,427 million for the year ended December 31, 2012. This was due to higher financial expense resulting from the inorganic expansion of our supermarket business into Colombia. During 2012, the company received inflows in the amount of Ch$632,987 million resulting from a capital increase. During 2013, the company performed an additional capital increase for Ch$818,871 million. The company had interest payments and principal amortizations of Ch$1,181,329 million in 2013 over the amount paid during 2012. Additionally the company had financing inflows of Ch$573,866 million less than the amount raised during the 2012 period. During 2012, the company secured the Bridge Loan Facility with JP Morgan Chase to finance the acquisition of supermarket operations in Colombia in combination with raising US$1,200 million in a 144A/Reg S bond issuance.

Analysis of cash flows for discontinued operations

The following table summarized our generation and use of cash for the periods presented for discontinued operations.

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)
Net cash from operating activities	14,583	62,717	50,441
Net cash from/(used in) investing activities	1,996	(11,140)	2,523
Net cash from/(used in) financing activities	(80,580)	8,888	9,349

Cash flows for year ended December 31, 2014 compared to year ended December 31, 2013 from discontinued operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash outflow of Ch$64,001 million for the year ended December 31, 2014 compared to a net cash inflow of Ch$60,465 million for the year ended December 31, 2013.

Operating activities. Our net cash flows from operations decreased 77% to Ch$14,583 million for the year ended December 31, 2014 from Ch$62,717 million for the year ended December 31, 2013. The increase was primarily attributable to improved business performance.

Investing activities. Our net cash flows from investing activities increased to inflows of Ch$1,996 million for the year ended December 31, 2014 from outlfows of Ch$11,141 million for the year ended December 31, 2013. The decrease was primarily attributable to higher portfolio growth financed by the holding company.

Financing activities. Our net cash flows from financing activities increased to outflows of Ch$80,580 million for the year ended December 31, 2014 from outflows of Ch$8,888 million for the year ended December 31, 2013. The decrease was primarily attributable to lower portfolio growth at Banco Paris.

Cash flows for year ended December 31, 2013 compared to year ended December 31, 2012 from discontinued operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$60,465 million for the year ended December 31, 2013 compared to a net cash inflow of Ch$62,313 million for the year ended December 31, 2012.

Operating activities. Our net cash flows from operations increased 24% to Ch$62,717 million for the year ended December 31, 2013 from Ch$50,441 million for the year ended December 31, 2012. The increase was primarily attributable to improved business performance.

Investing activities. Our net cash flows from investing activities decreased to outflows of Ch$11,140 million for the year ended December 31, 2013 from inflows of Ch$2,523 million for the year ended December 31, 2012. The decrease was primarily attributable to higher portfolio growth financed by the holding company.

Financing activities. Our net cash flows from financing activities increased to inflows of Ch$8,888 million for the year ended December 31, 2013 from outflows of Ch$9,349 million for the year ended December 31, 2012. The decrease was primarily attributable to lower portfolio growth at Banco Paris.

Capital expenditures and permanent investments

The following table presents our capital expenditures for the periods indicated:

	Years ended December 31,
	2014	2013	2012
	(in millions of Ch$)
Capital expenditures(1)	(227,433)	(317,710)	(573,650)
Permanent investments(2)	—	—	(1,535,105)
Total	(227,433)	(317,710)	(2,108,755)

(1)	Purchase of property, plant and equipment.
(2)	Primarily investments in acquired companies. See “—A. Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” above for additional details regarding our acquisition activities in recent years.

Our total capital expenditures were approximately Ch$227,433 million, Ch$317,710 million and Ch$573,650 million in 2014, 2013 and 2012, respectively. In each of these years, our capital expenditures were made primarily to develop and expand our stores and shopping centers. In addition to our capital expenditures, we invested in permanent investments Ch$1,535,105 million in 2012. In 2014 and 2013 we had no permanent investments as there were no acquisitions made in the period. In the past, permanent investments were primarily related to acquisitions.

In 2014, we invested approximately Ch$227,433 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we opened 14 new stores in our supermarket division adding 21,637 square meters of selling space, we added one new store in our home improvement division with an additional 5,648 square meters of selling space, and we added 2 stores in our department stores division with an additional 3,695 square meters of selling space. In Argentina, we opened 2 home improvement stores that added selling space for 10,297 square meters. In Brazil, we had a net closing of 2 stores but expanded selling space by 5,448 square meters. In Peru, we had no net openings in our supermarkets division but expanded selling space by 2,340 square meters and we opened 3 new department stores that added selling space of 13,025 square meters. In Colombia, we opened one Easy store that added selling space of 6,587. In addition, Maintenance expenditures for existing stores are estimated to have been at U.S.$75 million in 2014. In our shopping centers division we had investments that added GLA in excess of 20,635 square meters in Chile, 40,105 square meters in Argentina and 12,803 square meters in Peru, totaling 73,543 square meters.

During 2013, our organic expansion included the opening of 46 new stores and the addition of 5 new shopping centers. This represented selling space growth of 788,212 square meters. Our supermarket division saw the opening of 34 new stores with focus on Brazil with the opening of 17 new stores, or 43,982 square meters of selling space, followed by Chile with 10 new stores, a selling space expansion of 21,559 square meters. Our home improvement division opened 7 new stores, with most of our growth coming from Colombia where we opened 5 stores adding 38,665 square meters of selling space. Lastly, as a greenfield project, our department store division opened 6 new stores in Peru to take the division to the Peruvian market, resulting in a selling space of 32,222 square meters. Our shopping center division opened 5 new shopping centers with Chile leading the way with one new neighborhood mall and a new powercenter, adding 2,301 square meters. Peru followed with the opening of a neighborhood mall that added 17,085 square meters of gross leasable area. Finally, Colombia added two new local shopping centers that added 14,514 square meters of gross leasable area. See “—A. Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” above for additional details regarding our acquisition activities in recent years.

In 2015, we expect to invest U.S.$545 million. This entails planned capex of U.S.$230 million for new stores and shopping center investments, U.S.$100 million on IT and related systems, U.S.$15 million on additional nonretail development of the Costanera Center for the hotel and for traffic mitigation works, U.S.$100 million for maintenance and U.S.$100 for remodeling of existing stores.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2014:

	Less than One Year	One to Three Years	Three to Five Years	Thereafter	Total
	(in millions of U.S.$)
Long-term debt obligations (1)	0	545,627	322,214	2,049,265	2,917,106
Short-term debt obligations (1)	595,179	0	0	0	595,179
Time deposits and other Bank Balances	155,728	56,120	2,009	11,139	224,996
Leases obligations and other financial liabilities (1)	204,878	533,091	6,874	1,347,201	2,092,044
Commercial loans	2,006,359	74,430	0	—	2,080,788
Tax Liabilities	63,131	0	0	0	63,131

Total	3,025,275	1,209,268	331,096	3,407,606	7,973,245

(1)	Short-term obligations include the short-term portion of the long-term debt and accrued interest expenses (the latest variable rate is considered to calculate the accrued interest expenses; local rates such as TAB (tasa camara) are set at the end of the period).

G. SAFE HARBOR

See section entitled “Forward-Looking Statements” in this annual report for forward-looking statement safe harbor provisions.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Age	Years at Cencosud(1)
Horst Paulmann Kemna(2)	Chairman of the Board	80	50
Heike Paulmann Koepfer(2)	Director	45	15
Peter Paulmann Koepfer(2)	Director	46	20
Richard Büchi Buc	Director	62	2
Cristián Eyzaguirre	Director	66	10
David Gallagher	Director	70	4
Julio Moura	Director	63	3
Roberto Philipps	Director	68	13
Erasmo Wong	Director	71	6

(1)	Including years in other positions at Cencosud.
(2)	Horst Paulmann Kemna is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer.

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

Richard Büchi Buc. Mr. Büchi was elected an independent member of the board in April, 2013. He holds a civil engineering degree from Universidad de Chile and an MBA from the Wharton School of Business from the University of Pennsylvania. On March 2013 he took over the executive vice-presidency of ENTEL’s mobile phone division after having acted as the company’s CEO for 18 years. Additionally, Mr. Büchi was chairman of the board of Entel PCS and Entelphone.

Cristián Eyzaguirre. Mr. Eyzaguirre has been a member of our Board of Directors since 2005. He has an economics degree from Universidad de Chile and a Master of Arts in Economics from The University of California, Berkeley. Mr. Eyzaguirre is the former Chief Executive Officer of Banco Bice and Chief Financial Officer of Empresas CMPC S.A., and was a professor of Economics at the Universidad de Chile. He is currently a Director of Besalco, E-CL, Agunsa, Grupo GTD Teleductos, Teléfonica del Sur, IPAL, Banco París, Banco Cencosud (Perú) and Wenco. He also is Vice chairman of the advisory committee for the Chilean sovereign investment fund.

David Gallagher. Mr. Gallagher has been a member of the Board of Directors since April 2011. He has an MA in Modern Languages from Oxford University. He is Chairman and Founding Partner of ASSET Chile S.A, and is a director and Executive Committee member of the Centro de Estudios Publicos. Prior to founding ASSET Chile in 1984, Mr. Gallagher spent 10 years at Morgan Grenfell, where he became head of Latin American investment banking and director of Morgan Grenfell International.

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

Roberto Philipps. Mr. Philipps has been a member of our Board of Directors since 2003. He has held several executive positions with the Techint Organization and previously with Exxon Corporation. He is a former President of the Argentine Financial Executives Association and serves on the board of companies in Chile and Argentina. Mr. Philipps has a degree in business administration and accounting from the Universidad de Buenos Aires and completed the Advanced Executive Program at the Kellogg School, Northwestern University.

Erasmo Wong. Mr. Wong has been a member of our Board of Directors since 2008. Mr. Wong has a civil engineering degree from the National University of Engineering in Peru and post graduate degrees from the High Management Program and the First Program for Presidents, both from the University of Piura. He has been President of GSI Association (Formerly EAN Peru) and is currently Vice-president of the Marketing Association of Peru and the Retail and Department Stores Association. Prior to joining Cencosud, Mr. Wong was the president for Supermercados Wong in Peru until 2008, when it was acquired by Cencosud.

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Age	Years at Cencosud(1)
Jaime Soler(2)	Chief Executive Officer	42	10
Juan Manuel Parada	Chief Financial Officer	40	8
Carlos Mechetti	General Counsel	44	20
Stefan Krause	Projects Managing Director	59	31
Rodrigo Larrain	Real Estate Managing Director	42	2
Bronislao Jandzio	Audit Managing Director	59	16
Patricio Rivas	Financial Retail Managing Director	51	12
Marcelo Reyes	Corporate Risk Managing Director	47	12
Carlos Wulf	Home Improvement Stores Managing Director	61	10
Andrés Artigas	Chief Information Officer	48	9
Rodrigo Hetz	Human Resources Managing Director	39	3
Renato Fernandez	Corporate Affairs Managing Director	40	3
Ricardo Bennett	Department Stores Managing Director	39	10

(1)	Including years in other positions at Cencosud.
(2)	Mr. Daniel Rodriguez resigned from this position effective December 31, 2014 to pursue other business ventures, and this position was subsequently filled by Mr. Jaime Soler.

Jaime Soler. Mr. Soler was named Chief Executive Officer effective as of January 1, 2015. Previously he was appointed as our Corporate Retail Managing Director from February 2014. Prior to his appointment as head of that division, Mr. Soler had worked as our Department Stores Managing Director since 2008, and successfully commanded the turnaround process for our Johnson acquisition in Chile. He received his degree in Commercial Engineering from the Universidad de Chile and an MBA from The Kellogg School of Management.

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

Stefan Krause. Has been Corporate Manager of Works and Projects since July 2013. He holds a degree in Business Engineering from the University of Concepción. He previously served as General Manager of Jumbo (1983-2003) for both Argentina and Chile and Jumbo Retail Argentina (2005 to 2009). Mr. Krause is also a member of the board of several subsidiaries of Cencosud in Argentina, Colombia and Chile.

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

Carlos Wulf. Mr. Wulf had been our Home Improvement Stores Managing Director since October 2008. He joined Cencosud in July 2004. He graduated as a Naval Engineer from the Academia Politécnica Naval in 1982. Mr. Wulf tendered his resignation effective as of March 31, 2015 to pursue personal ventures.

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

B. COMPENSATION

Compensation of Directors and Executive Officers

For 2014, the aggregate amount of compensation we paid to executive officers was Ch$5,808 million. We do not disclose to our shareholders or otherwise make public information as to the compensation of any individual executive officers.

In accordance with Article 33 of Law N° 18,046 in Chile governing corporations, at the Ordinary Shareholders’ Meeting held on April 24, 2015, the following Director compensation amounts were set for the 2014 period:

•	Fees paid for attending Board meetings: payment of UF330 (equivalents to ThCh$8,127) each month for those holding the position of Director and twice this amount for the Chairman of the Board, provided they attend a minimum of 10 ordinary meetings each year.

•	Fees paid for attending the Directors’ Committee meetings: payment to each Director of UF110 (equivalents to ThCh$2,709) for each meetings they attend.

The details of the amounts paid to our directors for the years ended December 31, 2014, 2013 and 2012, are as follows:

		For the year ended December 31,
Name	Role	2014	2013	2012
		ThCh$	ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	184,487	147,291	104,146
Heike Paulmann Koepfer	Director	92,243	73,646	57,292
Peter Paulmann Koepfer	Director	92,243	73,646	52,072
Cristián Eyzaguirre Johnston	Director	92,243	79,771	69,453
Roberto Oscar Philipps	Director	122,991	98,225	69,453
Sven von Appen Behmann	Director	—	18,283	52,072
Erasmo Wong Lu Vega	Director	92,243	73,646	52,072
David Gallagher Patrickson	Director	122,991	98,225	69,453
Julio Moura	Director	92,243	73,646	52,072
Richard Bûchi Buc	Director	122,991	73,816	—

Total		1,014,675	810,195	578,085

None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Executive stock option plans

In order to reward commitment and with the goal of retaining executives, the board has approved the terms and conditions of three compensation plans titled “Plan 2015”, “Plan 2014” and “Plan Adicional” on September 26, 2015, March 22, 2013 and April 26, 2013, respectively.

The objective of our incentive plans is to motivate executive performance over the long term, thereby increasing the long-term value of the Company, as measured by the Company’s EBITDA. The multiple stock option plans are awarded in accordance with the EBITDA increase percentage actually achieved by each one of the divisions.

Executives can only exercise their options under the incentive plans if they are employed by the Company at the specific subscription dates under “Plan 2015”, “Plan 2014” and “Plan Adicional” or by any of its subsidiaries in Chile or abroad without any interruption in its employment relationship. In order to be eligible to receive a share payment no executive can be found in serious breach of its employment duties from the date of signing of the stock option contract until the exercise date. The determination of a serious breach is at the Company´s sole discretion.

As ratified, the incentive plans include 349 company executives as of December 31, 2014, segregating them according to management level and position within the company, and make available a total of 32 million shares for awards. The shares being made available under these incentive plans reflect shares that were reserved for this specific purpose and were issued in capital increases approved by Cencosud SA shareholders during extraordinary shareholder meetings held on April 29, 2011 and November 20, 2012.

The “Plan 2015” grants each executive the right to subscribe shares in four installments, with 25% of their total subscription rights entitlements available each year from 2015 to 2018. “Plan 2015” grants executives the right to subscribe shares at a set price of Ch$1,646 throughout the entire duration of the incentive plan as long as the required employment conditions are fulfilled within the period.

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

As of December 31, 2014, a total of 349 executives had subscribed contracts for the executive stock option plan.

The following table sets forth, as of December 31, 2014, the total number of shares of common stock to be issued upon exercise of the options granted to each of our executive officers under our Plan 2014 and our Plan Adicional the exercise price of such options, the date of grant and the date of expiration:

Plan under which options were awarded	Number of Shares	Exercise price		Date of grant	Expiration date
Plan 2015	10,057,500	Ch$	1,646	September 26, 2014	February 28, 2018
Plan 2014	10,352,720	Ch$	2,600	March 22, 2013	October 31, 2017
Plan Adicional	11,124,784	Ch$	2,600	April 26, 2013	October 31, 2016
Total	31,535,004

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

The audit committee’s primary responsibilities are:

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

D. EMPLOYEES

General

At December 31, 2014, we had a total of 153,234 employees, of which approximately 40.2% were in Chile, 17.9% in Argentina, 10.4% in Peru, 21.9% in Brazil and 9.5% in Colombia. Approximately 37.5% of our store employees were represented by unions under several collective bargaining agreements. We do not employ a significant number of temporary employees.

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

Chile

At December 31, 2014, we had a total of 61,635 employees in Chile. Of these employees, 55,409 were employed in our stores, 2,844 were employed in the distribution facilities (our distribution center, warehouses and transportation), and 3,382 were employed in our headquarters.

At December 31, 2014, approximately 62.82% of our Chile employees were represented by 106 independent unions currently party to 113 different collective bargaining contracts. In addition, some of these independent unions have collective contracts with non-unionized employees of the company which generally have a term of two to four years.

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

Argentina

At December 31, 2014, we had a total of 27,479 employees in Argentina. Of these employees, 24,032 were employed in our stores, 1,286 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 2,161 were employed in the headquarters.

At December 31, 2014, approximately 86.2 % of our Argentina employees were under a single collective bargaining agreement with the Sindicato de Comercio (“Commerce Union”), but only 44.71% of such employees are members of the Commerce Union. There is only one collective bargaining agreement (mandatory by law) for all the non-management employees which has been in effect since 1975. We have experienced two strikes at our Jumbo stores, each lasting less than one day. However, none of these strikes have materially affected our overall operations.

Our Argentina employees receive benefits established by this collective bargaining agreement and salaries established according to our policies, benefits provided for by Argentinean law (including disability insurance) and certain additional benefits provided by us, including educational training.

Brazil

At December 31, 2014, we had a total of 33,346 employees in Brazil. Of these employees 29,374 were employed in our stores, 1,922 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 2,250 were employed in the headquarters.

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

Peru

At December 31, 2014, we had a total of 16,008 employees in Peru. Of these employees, 13,389 were employed in our stores, 1,367 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 1,251 were employed in the headquarters.

At December 31, 2014, approximately 0.99 % of our Peruvian employees were unionized or were party to collective bargaining agreements. We have not had any strikes that have materially affected our operations in Peru.

Our Peru employees receive standard benefits and salaries established according to our policies, benefits provided for by Peruvian law (including disability insurance) and certain additional benefits provided by us, including discounts on products purchased at our stores, educational training and certain merit-based bonuses.

Colombia

At December 31, 2014, we had a total of 14,566 employees in Colombia. Of these employees, 13,485 were employed in our stores, 882 were employed in the headquarters and 199 in distribution facilities.

As of December 31, 2014 approximately a 34.34% of our employees in Colombia were unionized or were party to collective bargaining agreements. We have not had any strikes that have materially affected our operations in the country.

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

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares of common stock, as of the date of this annual report, for:

•	each person known to us to own beneficially more than 5% of our shares of common stock; and

•	our directors and executive officers as a group.

Shareholder	Number of Shares of Common Stock		Percentage Beneficial Ownership
Principal Shareholders(1)
Inversiones Quinchamali Limitada(2)	573,754,802		20.3%
Inversiones Latadia Limitada(3)	550,823,211		19.5%
Inversiones Tano Limitada(4)	457,879,800		16.2%
Directors and Executive Officers
Horst Paulmann Kemna(5)	1,652,794,386		58.5%
Peter Paulmann Koepfer(6)		*		*
Heike Paulmann Koepfer(7)		*		*
David Gallagher	—		—
Erasmo Wong	—		—
Roberto Philipps	—		—
Cristián Eyzaguirre	—		—
Richard Büchi Buc		*		*
Julio Moura	—		—
Juan Manuel Parada		*		*
Rodrigo Hetz		*		*

Shareholder	Number of Shares of Common Stock		Percentage Beneficial Ownership
Carlos Mechetti		*		*
Andrés Artigas		*		*
Bronislao Jandzio		*		*
Carlos Wulf		*		*
Jaime Soler		*		*
Patricio Rivas		*		*
Marcelo Reyes		*		*
Renato Fernandez	—		—
Ricardo Bennett		*		*
Stefan Krause		*		*
Rodrigo Larrain		*		*
Total shares of common stock issued and outstanding	2,828,723,963		100.0%

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.
(1)	Our principal shareholders do not have different voting rights than other shareholders. All holders of our shares of common stock are entitled to one vote per share of common stock in all shareholders’ meetings.
(2)	Inversiones Quinchamali Limitada is a Chilean company controlled by Horst Paulmann Kemna, our Chairman of the Board, who is the largest shareholder therein, with the remainder owned by members of the Paulmann family. Members of the Paulmann family include Horst Paulmann Kemna, Manfred Paulmann Koepfer, Peter Paulmann Koepfer and Heike Paulmann Koepfer. The address for Inversiones Quinchamali Limitada is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(3)	Inversiones Latadia Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned indirectly by members of the Paulmann family. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(4)	Inversiones Tano Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned by Inversiones Latadia Limitada and Horst Paulmann Kemna. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(5)	Horst Paulmann Kemna owns 2.49% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada.

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

Controlling Shareholder

In 2012 and 2013, we experienced a significant change in the percentage of shares beneficially owned and controlled by our major shareholder as a result of our initial public offering and follow-on offering. Prior to our initial public offering, our founder, Mr. Horst Paulmann, beneficially owned 64.9% of our shares, directly and indirectly, through Inversiones Quinchamali Ltda., Inversiones Latadia Ltda. and Inversiones Tano Ltda. As of the date of this annual report, Mr. Horst Paulmann beneficially owns 58.5% of our shares. See “—Major Shareholders” above.

By virtue of this position as our controlling shareholder, Mr. Horst Paulmann has the power to nominate 5 directors to our Board of Directors. However, in 2013, in an effort to bolster corporate governance, Mr. Horst Paulmann chose to only nominate 4 directors at our shareholders’ meeting, essentially giving the right to nominate one additional director to our remaining shareholders.

Securities Held in Host Country

As of December 31, 2014, the most recent practicable date, 6,435,429 ADSs (equivalent to 19,306,287 shares, or 0.6% of the total outstanding shares of our common stock) were outstanding and held of record by 1 holder. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Related Party Transactions

Below is a description of the outstanding transactions between us and our related parties, including the respective outstanding amounts, for the years ended December 31, 2014, 2013 and 2012.

Purchase and sale agreements

During 2014, 2013 and 2012, we purchased general merchandise in the amount of Ch$1,916 million, Ch$ 2,506 million and Ch$ 2,272 million, respectively, from Wenco S.A. (“Wenco”), a Chilean plastic goods manufacturer on whose board Mr. Cristián Eyzaguirre, one of our directors, serves as a director. In 2014, 2013 and 2012, we also sold general merchandise in the amount of Ch$64,398 million, Ch$3 million and Ch$401 million, respectively, to Wenco.

Cencosud also purchased merchandise from Industria Productos Alimenticios S.A., on whose board Mr. Cristián Eyzaguirre also serves, in the amount of Ch$ 1,062 million, Ch$1,245 million and Ch$1,138 million during 2014, 2013 and 2012, respectively. We also sold merchandise to Agencias Universales SA in the amount of Ch$18 million, Ch$22 million and Ch$19 million in 2014, 2013 and 2012, respectively, on whose board Mr. Cristián Eyzaguirre also serves. The same company provided services to Cencosud S.A. in the amount of Ch$ 598 million, Ch$616 million and Ch$384 million during 2014, 2013 and 2012, respectively.

Cencosud S.A. also sold merchandise in the amount of Ch$828 thousand and Ch$139 thousand during 2013 and 2012, respectively, to Maxi Kioskos Chile S.A., a Chilean convenience store operator owned by and on whose board of directors sits Mr. Manfred Paulmann Koepfer, the son of Mr. Horst Paulmann Kemna (our controlling shareholder).

Cencosud also purchased general merchandise from Importadora y Comercial Regen Ltda, a Chilean retailer of imported toys controlled by Mr. Peter Paulmann Koepfer, one of our directors, in the amount of Ch$538 million, Ch$386 million and Ch$499 million for the years 2014, 2013 and 2012, respectively. During 2014, Cencosud SA also sold goods to Importadora y Comercial Regen Ltda. in de amount of Ch$19 million.

During 2014 and 2013, Teleductos SA, on whose board Mr. Cristián Eyzaguirre also serves, provided services to Cencosud in the amount of Ch$704 million and Ch$939 million, respectively.

During 2014 and 2013, Manquehue Net SA, on whose board Mr. Cristián Eyzaguirre also serves, provided services to Cencosud in the amount of Ch$7 million and Ch$8 million, respectively.

During 2014 and 2013, Cia Nacional De Telefonos, Telefonica del Sur S.A., on whose board Mr. Cristián Eyzaguirre also serves, provided services to Cencosud in the amount of Ch$103 million and Ch$6 million, respectively.

During 2014, Mr. Cristian Eyzaguirre received Ch$103 million from our subsidiary Cencosud Administradora de Tarjetas S.A. in connection with his service on its board of directors.

During 2014 and 2013, Besalco S.A. on whose board Mr. Cristian Eyzaguirre also serves, provided services to Cencosud SA in the amount of Ch$1 million and Ch$0.3 million, respectively.

During 2014 and 2013, Empresa Nacional de Telecomunicaciones S.A. on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$1,013 million and Ch$738 million, respectively.

During 2014 and 2013, Empresa El Mercurio S.A.P. on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$2,820 million and Ch$2,064 million, while goods were sold to Empresa El Mercurio S.A.P. in the amount of Ch$25 million and Ch$5 million, respectively.

During 2014 and 2013, Entel Telefonia Local S.A. on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$49 million and Ch$18 million, respectively.

During 2014 and 2013, Entel PCS Telecomunicaciones S.A on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$8,484 million and Ch$12,887 million, respectively.

During 2014 and 2013, Asset-Chile S.A. on whose board Mr. David Gallagher also serves, purchased merchandise from Cencosud SA in the amount of Ch$5 million and Ch$0.9 million, respectively.

Leases

We lease space in several of our shopping centers in Chile to Maxi Kioskos Chile, S.A., a Chilean convenience store operator on whose board Manfred Paulmann Koepfer serves as a director. Lease payments during 2014, 2013 and 2012 amounted to Ch$ 402 million, Ch$478 million and Ch$149 million, respectively.

In addition, we lease space in several of our shopping centers in Chile to Importadora y Comercial Regen Ltda. Lease payments during 2014, 2013 and 2012 amounted to Ch$188 million, Ch$231 million and Ch$142 million, respectively.

We lease space in several of our shopping centers in Chile to Empresa el Mercurio S.A.P. Lease payments during the 2014 period amounted to Ch$203 million.

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

Item 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-219 for our consolidated financial statements prepared in accordance with IFRS.

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

Our subsidiary, Cencosud Administradora de Tarjetas S.A. (“CAT”), was a defendant in a class action suit initiated by SERNAC. On April 24, 2013, the Supreme Court of Chile ruled for the plaintiff and at this junction no further appeals are available. In its ruling, the court determined that CAT included certain clauses in its 2006 contracts that were abusive to consumers. Said clauses allowed CAT to charge an incremental maintenance fee of Ch$530 per month to cardholders with a usage under Ch$50 thousand per month, without written consent from cardholders as required by the Ley de Proteccion al Consumidor. In the ruling the court ordered CAT to pay a fine of approximately Ch$ 2 million and to reimburse certain cardholders for the excess maintenance fees charged since 2006 plus adjustments for inflation and interests. We made payments in connection with this ruling that amounted to Ch$17,974 million as of December 31, 2013. As of December 31, 2014, Ch$1,887 million were still provisioned in terms of principal reimbursements tied to this ruling and Ch$759 million tied to interest and inflation.

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

	New York Stock Exchange (in U.S.$ per ADS)(1)
	Trading volume	High	Low
Year
2012 (since June 22, 2012)	16,315,454	20.99	15.10
2013	17,843,014	17.01	10.33
2014	19,283,969	10.71	6.94
Quarter
First Quarter, 2013	6,751,880	19.85	16.77
Second Quarter, 2013	12,840,749	18.43	13.53
Third Quarter, 2013	7,708,576	14.55	11.83
Fourth Quarter, 2013	3,634,050	13.59	10.33
First Quarter 2014	5,989,568	10.66	8.05
Second Quarter, 2014	3,770,570	10.71	9.26
Third Quarter, 2014	4,611,953	10.16	8.70
Fourth Quarter, 2014	4,911,878	9.50	6.94
First Quarter 2015	5,596,774	7.90	6.25
Month
October 2014	1,729,726	9.03	8.20
November 2014	1,814,814	9.50	7.82
December 2014	1,340,338	7.80	6.94
January 2015	820,215	7.53	6.26
February 2015	2,261,714	7.9	7.39
March 2015	2,514,845	7.35	6.25
April 2015 (through April 24, 2015)	2,954,182	7.99	7.27

Source: New York Stock Exchange.

(1)	Except trading volume.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common stock is currently traded on the Santiago Stock Exchange and the Chile Electronic Stock Exchange under the symbol “CENCOSUD.” The Santiago Stock Exchange accounted for approximately 90%, 89% and 90% of the trading volume of our common stock in Chile in 2013, 2012 and 2011, respectively. On April 24, 2015, the last reported sale price of the shares on the Santiago Stock Exchange and the Bolsa Electronica de Chile was Ch$1,635 and Ch$1,602 per share, respectively. Our Common stock traded on the Valparaiso Stock Exchange until September 10, 2013.

Price history of our common shares

The table below sets forth the trading volume and the high and low closing sales prices for our common shares on the Santiago Stock Exchange for the periods indicated.

	Santiago stock exchange (in Ch$ per common share)(1)
	Trading volume	High	Low
Year
2010	735,020,230	3,900	1,700
2011	577,949,277	3,745	2,450
2012	690,328,658	3,256	2,490
2013	632,394,407	3,064	1,824
2014	508,711,690	1,980	1,410
Quarter
First Quarter, 2013	215,929,897	3,085	2,594
Second Quarter, 2013	169,157,706	2,958	2,286
Third Quarter, 2013	142,189,960	2,595	1,970
Fourth Quarter, 2013	103,553,285	2,280	1,812
First Quarter, 2014	192,170,246	1,924	1,442
Second Quarter, 2014	116,061,456	1,980	1,689
Third Quarter, 2014	83,617,139	1,865	1,715
Fourth Quarter, 2014	116,862,849	1,770	1,410
First Quarter, 2015	242,882,182	1,628	1,305
Month
October 2014	24,455,955	1,770	1,598
November 2014	53,172,479	1,699	1,539
December 2014	39,234,415	1,580	1,410
January 2015	51,098,843	1,551	1,305
February 2015	58,105,279	1,628	1,511
March 2015	132,097,635	1,497	1,331
April 2015 (through April 24, 2015)	44,870,199	1,635	1,498

Source: Santiago Stock Exchange.

(1)	Except trading volume.

The table below sets forth the high and low closing sales prices for our common shares on the Bolsa Electronica de Chile for the periods indicated.

	Chile electronic stock exchange (in Ch$ per common share)(1)
	Trading volume	High	Low
Year
2010	66,025,944	3,870	1,700
2011	63,461,270	3,740	2,530
2012	80,841,749	5,569	1,365
2013	24,770,549	3,080	1,820
2014	41,869,662	1,980	1,417
Quarter
First Quarter, 2013	30,197,513	3,080	2,590
Second Quarter, 2013	37,367,989	2,935	2,290
Third Quarter, 2013	22,164,899	2,660	1,989
Fourth Quarter, 2013	9,351,794	2,441	1,820
First Quarter, 2014	18,324,003	1,931	1,471
Second Quarter, 2014	10,260,879	1,980	1,694
Third Quarter, 2014	5,994,191	1,886	1,721
Fourth Quarter, 2014	7,290,589	1,767	1,417
First Quarter, 2015	5,733,361	1,628	1,310
Month
October 2014	1,625,948	1,742	1,604
November 2014	4,227,787	1,665	1,548
December 2014	2,077,146	1,535	1,424
January 2015	1,527,178	1,499	1,310
February 2015	3,157,906	1,628	1,510
March 2015	1,048,277	1,503	1,344
April 2015 (through April 24, 2015)	2,117,852	1,608	1,493

Source: Bolsa Electronica de Chile.

(1)	Except trading volume.

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

Cash dividends and other distributions

Cash dividends paid by us with respect to the ADSs or shares of common stock held by a Foreign Holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us to the Chilean Treasury. We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. From the year 2004 and until 2010, the first category tax rate was 17.0%., resulting in an effective dividend withholding tax rate of approximately 21.69%. From year 2011, As a way to obtain additional funds for the country’s reconstruction plan after the earthquake in February 2010, the first category tax rate was increased to 20.0%, for fiscal year 2011 and for fiscal year 18.5% during 2012, returning fiscal year 2013 to the permanent first category tax rate of 17.0% (Circular Letter No. 95, of 2001 and 63, of 2010). However, on September 24, 2012 Congress passed Law Nº 20,630, which increased the first category tax rate to 20% as from fiscal year 2013 in order to collect funds for financing the Educational Reform. The new Government has announced a tax reform which would likely result in a first category tax rate increase (although the bill has not been filed yet, a 25% rate proposal is expected). The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

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

If the Proposed U.S.-Chile Treaty becomes effective, it may further restrict the amount of Chilean tax, if any, imposed on gains derived from the sale or exchange of shares of common stock by U.S. residents eligible for the benefits of the treaty. If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisors as to the applicability of the Treaty in their particular circumstances.

The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the following norms to the foreign holders of ADRs.

Pursuant to an amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19,768, amended by Law 20,448, dated August 13, 2010), the sale and disposition of shares of Chilean public corporations which are actively traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made on a local stock exchange so long as the shares were purchased on a public stock exchange. However, Law N°20,448 limited this benefit to shares acquired and sold on a local stock exchange, with which it is unlikely that it will apply to the sale of share resulting from an exchange of ADSs. Investors who request delivery of ADSs in the form of shares of common stock should consult with their tax advisor to determine whether such shares will be eligible for the foregoing exemption.

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

Material United States Federal Income Tax Considerations

The following is a discussion as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs under currently applicable law. It does not address any aspect of U.S. federal gift or estate tax, the Medicare tax on net investment income, the alternative minimum tax or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you hold and beneficially own our ADSs as capital assets for tax purposes (generally, property held for investment). This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies in part on our assumptions regarding the projected value of our shares and the nature of our business. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own our ADSs and are:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

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

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, including a minimum holding period requirement, to claim a U.S. foreign tax credit in respect of any Chilean withholding taxes imposed on dividends received on our ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s U.S. foreign tax credit limitation. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to ADSs should generally constitute “passive category income” for most U.S. Holders. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

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

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) with respect to the ADSs will be subject to taxation at a rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based upon the nature of our current and projected income, assets and activities, we do not expect the ADSs to be shares of a PFIC for U.S. federal income tax purposes.

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

Passive foreign investment company rules

Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2014 taxable year and we do not expect to become one in the foreseeable future. However, because the application of the regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. Our U.S. counsel has not rendered an opinion as to our PFIC classification. Rendering such an opinion would be impracticable because it involves an inherently factual test which will depend on our future circumstances. Also, we do not maintain our records in accordance with the U.S. federal income tax accounting principles required to permit a formal opinion to be rendered.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of the ADSs, and certain “excess distributions,” (as such term is defined under the Code) would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale, other taxable disposition, or receipt of the excess distribution and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs. U.S. Holders are encouraged to consult their tax advisers to discuss the consequences to them if we were, or were to become a PFIC.

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

“Specified Foreign Financial Asset” Reporting

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

Interest rate risk.

As of December 31, 2014, approximately 44% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rates. The remaining 56% was at variable interest rates including derivates. Of the variable rate debt, approximately 99% is indexed to local interest rates (either as originally denominated or by re-denominating with derivatives).

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

As of and for December 31, 2014

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	USD	400,000,000	LIBOR 1M	(36.23)	101,133
				33.91	(94,648)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(42.86)	316,896
				43.19	(319,361)
Net liability	Ch$	184,819,697,369	TAB NOM 180	(37.04)	638,566
				45.07	(777,073)
Net liability	Ch$	607,851,430,000	CAM	(43.25)	2,147,451
				42.18	(2,094,005)
Net liability	BR$	698,216,971	CDI	(14.82)	668,159
				13.18	(594,228)
Net liability	COP$	296,642,344,553	DTF TA	(17.18)	135,386
				12.02	(94,704)
Net liability	COP$	66,762,674,279	IBR	(27.01)	48,663
				19.89%	(35,829)

As of and for December 31, 2013

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	BR$	408,216,971	CDI	(17.55)	355,709
				16.69	(338,364)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(41.98)	429,687
				42.11	(431,018)
Net liability	Ch$	247.319.697.369	TAB NOM 180	(35.80)	1,241,252
				40.79	(1,414,333)
Net liability	Ch$	608,001,430,000	CAM	(51.19)	2,113,604
				47.06	(3,468,242)

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

Foreign exchange rate risk.

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (89%) is denominated in local currency. As of December 31, 2014, approximately 11% of our total outstanding debt was unhedged and subject to currency swings between our functional currency and the U.S. dollars. The remainder of our debt was either in local currencies or hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

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

As of and for December 31, 2014

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	573,261,055	USD-CLP	606.75	(8,95)%	552.46	31,120,559
					9,74%	665.82	(33,863,241)
Net liability	ARG	430,004,718	ARS-CLP	71.64	(14,55)%	61.22	4,480,841
					11,25%	79.70	(3,466,153)
Net liability	UF	18,434,243	CLF-CLP	24,627.10	(0,496)%	24,504.87	2,253,307
					2,460%	25,232.89	(11,167,289)
Net liability	COP	400,779,827,586	COP-CLP	0.26	(10,505)%	0.23	10,743,949
					9,786%	0.28	(10,009,522)
Net liability	PEN	541,187,436	PEN-CLP	203.54	(8,387)%	186.47	9,238,629
					9,450%	222.77	(10,409,018)
Net liability	BRL	1,025,118,587	BRL-CLP	228.19	(10,900)%	203.32	25,497,495
					11,433%	254.28	(26,745,359)

As of and for December 31, 2013

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	564,405,018	USD-CLP	524.61	(9.17)	476.51	27,150,492
					10.23	578.26	(30,279,096)
Net liability	ARS	580,926,715	ARS-CLP	80.59	(13.62)	69.61	6,377,540
					11.75	90.06	(5,501,147)
Net liability	UF	30,758,874	CLF-CLP	23,306.56	(0.50)	23,190.87	3,558,539
					2.55	23,900.74	(18,276,283)
Net liability	COP	339,991,902,733	COP-CLP	0.27	(10.24)	0.24	9,482,918
					10.23	0.30	(9,472,797)
Net liability	PEN	281,143,707	PEN-CLP	187.88	(8.61)	171.71	4,545,638
					9.83	206.35	(5,191,347)
Net liability	BRL	432,869,191	BRL-CLP	222.45	(11.19)	197.55	10,779,103
					11.74	248.57	(11,304,624)

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

Depositary Payments

Cencosud S.A. received from The Bank of New York Melon U.S.$ 981,841 during 2014 as depositary payments in connection with its American Depositary Shares program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. USE OF PROCEEDS

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2014, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2014.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information we are required to disclose in the reports that we file or submit under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and, that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting (ICFR)

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of Cencosud’s internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on criteria in Internal Control – Integrated Framework (1992) issued by the COSO.

(c) Attestation Report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

Remediation of Previously Disclosed Material Weakness in Internal Control Over Financial Reporting

During the year ended December 31, 2014, we implemented measures to improve controls and address a previously identified material weakness resulting from the aggregation of the potential impact of three issues in our IT environment: inadequate controls over segregation of duties and restricted access to the system, late removal of the former users access, and lack of monitoring controls over emergency user accounts. These measures included:

•	Inadequate controls over segregation of duties and restricted access to the system: The Company deployed IT Tools in order to enhance controls over segregation of duties and access to critical transactions, and completed the implementation of software which assists management in automating and controlling the end-user provisioning process.

•	Late removal of the former users access: The Company implemented controls for the timely removal of access for terminated and inactive users.

•	Lack of monitoring controls over emergency users accounts: The Company enhanced controls related to the emergency account provisioning process and implemented monitoring controls related to these user accounts.

After completing our testing of the design and operating effectiveness of these new procedures, we concluded that we have remediated the previously identified material weakness as of December 31, 2014.

(d) Changes in internal control over financial reporting.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our internal control over financial reporting, and have identified the changes in the aforementioned remediation efforts were changes in internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

	For the year ended December 31,
	(in thousands of Ch$)
	2014	2013	2012
Audit Fees(1)	6,700,051	7,697,867	5,859,442
Audit- Related Fees(2)	376,910	86,450	277,914
Tax Fees(3)	114,000	312,431	393,073
Total	7,190,961	8,096,748	6,530,429

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings, including the initial public offering.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services.
(3)	“Tax Fees” in the above table are fees billed for tax compliance and tax consultations in Argentina, Brazil, Chile, Peru and Colombia.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2014, 2013 and 2012 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, PwC, has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2014, 2013 and 2012, PwC has not expressed reliance on another accountant or accounting firm in its report on our audited annual financial statements for such periods.

During the years ended December 31, 2014, 2013 and 2012 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit the our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

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

Under the amendment to the Chilean Corporations Act, in effect as of January 1, 2010, an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of December 31, 2014 approximately Ch$ 4,374,558 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporation Act enumerates a number of relationships that preclude independence. The Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards and procedures to conduct related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, must be in the interest of and for the benefit of the company, compare in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporation Act. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Information of Interest to the Market. In 2008, the SVS promulgated new rules which require public companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and black-out periods for such transactions. This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors. The manual took effect on June 1, 2008. A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010, is available in our website at http://www.cencosud.com/inversionistas/. The information on our website is not incorporated by reference into this document.

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

Certification Requirements. Under NYSE listing standards, Section 303A.12 (a) provides that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and Section 303A.12 (b) provides that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

As a foreign private issuer, we must comply with Section 303A.12 (b) of the NYSE listing standards, but we are not required to comply with 303A.12 (a).

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements.

See pages F-1 through F-219 of this annual report.

Item 19. Exhibits

Exhibit No.	Description

1.1	Restated bylaws of Cencosud S.A., previously filed as exhibit 1.1 to the Company’s annual report on Form 20-F (File No. 001-35575) for the year ended December 31, 2012, filed with the Securities and Exchange Commission on May 7, 2013 (“2012 Form 20-F”) and incorporated by reference herein.

4.1	Stock Purchase Agreement among UBS A.G., London Branch, as buyer, Palermo Argentina Holdings I, S.L., Palermo Argentina Holdings II, S.L., International Finance Corporation, SCF Chile S.A., BSSF Chile S.A., and BSSFP Chile S.A, as sellers, dated March 30, 2011, previously filed as exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-181711) filed with the Securities and Exchange Commission on May 25, 2012 (“Form F-1”) and incorporated by reference herein.

4.2	Option Agreement between Cencosud S.A. and UBS A.G., London Branch, dated March 30, 2011, and related documents, previously filed as exhibit 4.2 to the Company’s 2012 Form 20-F and incorporated by reference herein.

4.3	Indenture, dated as of January 20, 2011, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent, previously filed as exhibit 4.3 to the Company’s 2012 Form 20-F and incorporated by reference herein.

4.4	Indenture, dated as of December 6, 2012, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent, previously filed as exhibit 4.4 to the Company’s 2012 Form 20-F and incorporated by reference herein.

Exhibit No.	Description

4.5	Credit Agreement, dated as of October 17, 2012, among Cencosud S.A., as borrower, the lenders party thereto, and JPMorgan Chase Bank, National Association, as Administrative Agent, previously filed as exhibit 4.5 to the Company’s 2012 Form 20-F and incorporated by reference herein.

4.6	Share Purchase Agreement, dated as of October 18, 2012, between Carrefour Nederland B.V., Carrefour S.A. and Cencosud S.A., previously filed as exhibit 4.6 to the Company’s 2012 Form 20-F and incorporated by reference herein.

4.7	English language summary of the 2013 Plan—Stock Option Plan, previously filed as exhibit 10.3 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.8	English language summary of the Incentive Plan—Stock Option Plan, previously filed as exhibit 10.4 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.9	English language summary of the Retention Plan—Stock Option Plan, previously filed as exhibit 4.9 to the Company’s 2012 Form 20-F and incorporated by reference herein.

4.10	Indenture, dated as of February 12, 2015, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent, relating to the Senior Notes due 2025.

4.11	Indenture, dated as of February 12, 2015, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent, relating to the Senior Notes due 2045.

8.1	Subsidiaries of Cencosud S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cencosud S.A.

/s/ Jaime Soler
Name:	Jaime Soler
Title:	Chief Executive Officer

Date: April 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Cencosud S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of profit and loss and, other comprehensive income, changes in net equity and of cash flows present fairly, in all material respects, the financial position of Cencosud S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this annual report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2014 and 2013). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Cencosud S.A.

2

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

/s/ PricewaterhouseCoopers

Santiago, Chile

April 30, 2015

Cencosud S.A. and subsidiaries Consolidated Statements of Financial Position

		As of December 31,
Assets	Note	2014	2013
		ThCh$	ThCh$

Current assets
Cash and cash equivalents	5	218,871,793	171,711,625
Other financial assets, current	6	47,778,995	49,583,940
Other non-financial assets, current	22	10,646,492	11,605,493
Trade receivables and other receivables	8	781,576,754	1,133,447,553
Receivables due from related entities, current	9	1,371,016	432,303
Inventory	10	1,094,609,583	1,044,906,627
Current tax assets	16	54,196,417	13,531,336

Total current assets other than non-current assets held for sale		2,209,051,050	2,425,218,877

Assets held for sale	34	793,416,576	—
Total current assets		3,002,467,626	2,425,218,877

Non-current assets
Other financial assets, non-current	6	302,479,598	92,405,358
Other non-financial assets, non-current	22	33,873,417	38,263,337
Trade receivable and other receivables, non-current	8	34,777,355	155,839,812
Equity method investment	11	52,247,914	49,942,154
Intangible assets other than goodwill	12	400,542,180	571,621,507
Goodwill	13	1,682,348,563	1,696,040,684
Property, plant and equipment	14	3,009,728,456	3,101,883,868
Investment property	15	1,663,592,396	1,568,432,058
Non-current tax assets,	16	43,047,543	53,727,039
Deferred income tax assets	16	491,398,181	311,859,519

Total non-current assets		7,714,035,603	7,640,015,336

Total assets		10,716,503,229	10,065,234,213

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated Statements of Financial Position

		As of December 31,
Net equity and liabilities	Note	2014	2013
		ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	17	714,159,288	739,105,814
Trade payables and other payables	18	1,983,086,109	1,957,993,218
Payables to related entities, current	9	3,302,006	556,494
Provisions and other liabilities	19	15,197,558	46,406,283
Current income tax liabilities	16	60,615,912	63,131,459
Current provision for employee benefits	21	102,513,612	96,696,870
Other non-financial liabilities, current	20	43,104,370	47,808,861

Total current liabilities other than non-current assets held for sale		2,921,978,855	2,951,698,999

Liabilities held for sale	34	216,791,432

Total current liabilities		3,138,770,287	2,951,698,999

Non-current liabilities
Other financial liabilities,	17	2,402,716,245	2,218,035,025
Trade accounts payables	18	34,449,920	8,954,817
Provisions and other liabilities	19	104,765,779	88,222,586
Deferred income tax liabilities	16	674,881,877	471,481,007
Other non–financial liabilities, non–current	20	69,433,310	65,474,690

Total non-current liabilities		3,286,247,131	2,852,168,125

Total liabilities		6,425,017,418	5,803,867,124

Equity
Paid-in capital	23	2,321,380,936	2,321,380,936
Retained earnings	23	2,166,548,572	2,049,483,333
Share premium	23	526,633,344	526,633,344
Other reserves	23	(722,245,257)	(636,230,610)

Equity attributable to controlling shareholders		4,292,317,595	4,261,267,003
Non-controlling interest	23	(831,784)	100,086

Total equity		4,291,485,811	4,261,367,089

Total equity and liabilities		10,716,503,229	10,065,234,213

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated Statements of Profit and Loss and Other Comprehensive Income

		For the year ended December 31,
Statements of profit and loss	Note	2014	2013	2012
		ThCh$	ThCh$	ThCh$
Continuing Operations
Revenues from ordinary activities	24	10,711,029,246	10,134,158,210	8,925,350,876
Cost of Sales	25	(7,814,773,235)	(7,324,251,612)	(6,464,234,047)

Gross Profit		2,896,256,011	2,809,906,598	2,461,116,829

Other income	25	114,437,716	108,291,245	107,010,792
Distribution cost	25	(26,653,898)	(23,931,088)	(20,233,594)
Administrative expenses	25	(2,286,704,942)	(2,181,508,368)	(1,866,131,501)
Other expenses	25	(182,076,769)	(152,142,053)	(162,024,745)
Other gain (losses), net	25	34,624,481	26,365,872	(7,403,018)

Operating profit		549,882,599	586,982,206	512,334,763

Finance income	25	6,709,144	5,999,175	8,231,460
Finance expenses	25	(222,164,751)	(223,855,751)	(178,630,701)
Share of profit or loss of investments accounted for using the equity method	11	6,208,206	10,289,439	5,642,411
Exchange differences	25	(23,642,912)	(25,053,921)	(12,052,542)
(Losses) from indexation	25	(39,575,950)	(18,885,129)	(23,537,752)

Profit before tax		277,416,336	335,476,019	311,987,639

Income tax expense	26	(125,931,659)	(94,068,463)	(92,225,788)

Profit from continuing operations		151,484,677	241,407,556	219,761,851

Discontinued Operations
Profit from discontinued operations	34	12,661,641	8,357,240	33,047,279

(Loss)/profit attributable to

Controlling shareholders		164,894,672	249,930,349	249,958,615
Non–controlling interest	23.6	(748,354)	(165,553)	2,850,515

Profit		164,146,318	249,764,796	252,809,130

Earnings per share from continuing and discontinued operations attributable to controlling shareholders

Basic earnings per share from continuing operations	27	53.8	87.4	93.2
Basic earnings per share from discontinued operations		4.5	3.0	14.2
		58.3	90.4	106.5

Diluted earnings per share from continuing operations	27	53.8	86.8	92.3
Diluted earnings per share from discontinued operations		4.5	3.0	14.2
2		58.3	89.8	106.5

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated Statements of Profit and Loss and Other Comprehensive Income

	For the year ended December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$

Profit	164,146,318	249,764,796	252,809,130

Other comprehensive income
Items that will never be reclassified to profit and loss
Re-measurements of defined benefit liability (asset)	(431,191)	1,402,721	(792,855)

Total OCI that will never be reclassified to profit and loss	(431,191)	1,402,721	(792,855)

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	(81,363,229)	(153,344,258)	(237,127,442)
Cash flow hedge	(7,791,437)	(3,486,853)	16,862,328

Total Items that are or may be reclassified to profit and loss	(89,154,666)	(156,831,111)	(220,265,114)

Other comprehensive income, before taxes.	(89,585,857)	(155,428,390)	(221,057,969)

Income tax related to re-measurement of defined benefit liability (asset)	146,605	(476,925)	269,571

Total income tax that will never be reclassified to profit and loss	146,605	(476,925)	269,571

Income tax related to cash flow hedge and foreign currency translation adjustments	467,671	697,371	(3,372,466)

Total income tax that are or may be reclassified to profit and loss	467,671	697,371	(3,372,466)

Total other comprehensive income and expense	(88,971,581)	(155,207,944)	(224,160,864)

Total comprehensive income	75,174,737	94,556,852	28,648,266

Income attributable to
Controlling shareholders	76,055,757	94,724,800	34,001,833
Non-controlling interest	(881,020)	(167,948)	(5,353,567)

Total comprehensive income	75,174,737	94,556,852	28,648,266

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated Statement of Changes in Net Equity

For the year ended December 31, 2014

Statement of changes in equity ThCh$	Paid-in capital	Share premium	Translation reserves	Hedge reserves	Actuarial Gain (loss) reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non- controlling interest	Total equity

Opening balance as of January 1, 2014	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Changes in equity

Comprehensive income

Net income									164,894,672	164,894,672	(748,354)	164,146,318

Other comprehensive income	—	—	(81,230,563)	(7,323,766)	(284,586)			(88,838,915)		(88,838,915)	(132,666)	(88,971,581)

Total Comprehensive income			(81,230,563)	(7,323,766)	(284,586)			(88,838,915)	164,894,672	76,055,757	(881,020)	75,174,737

Share issuance

Dividends									(47,829,433)	(47,829,433)		(47,829,433)

Stock option (see 33)						2,822,081		2,822,081		2,822,081		2,822,081

Decrease due to changes in ownership interest without a loss of control							2,187	2,187		2,187	(50,850)	(48,663)

Total transactions with owners	—	—	—	—	—	2,822,081	2,187	2,824,268	(47,829,433)	(45,005,165)	(50,850)	(45,056,015)

Total Changes in equity	—	—	(81,230,563)	(7,323,766)	(284,586)	2,822,081	2,187	(86,014,647)	117,065,239	31,050,592	(931,870)	30,118,722

Ending balance, as of December 31, 2014	2,321,380,936	526,633,344	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Cencosud S.A. and subsidiaries

Consolidated Statement of Changes in Net Equity

For the year ended December 31, 2013

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Actuarial Gain (loss) reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non- controlling interest	Total equity

Opening balance as of January 1, 2013	1,551,811,762	477,341,095	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)	1,852,745,697	3,397,534,145	677,599	3,398,211,744

Changes in equity

Comprehensive income

Net income									249,930,349	249,930,349	(165,553)	249,764,796

Other comprehensive income	—	—	(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)		(155,205,549)	(2,395)	(155,207,944)

Total Comprehensive income			(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)	249,930,349	94,724,800	(167,948)	94,556,852

Share issuance	769,569,174	49,292,249								818,861,423		818,861,423

Dividends									(53,192,713)	(53,192,713)		(53,192,713)

Stock option (see 33)						3,743,479		3,743,479		3,743,479		3,743,479

Decrease due to changes in ownership interest without a loss of control (see 23.4)						—	(404,131)	(404,131)	—	(404,131)	(409,565)	(813,696)

Total transactions with owners	769,569,174	49,292,249	—	—	—	3,743,479	(404,131)	3,339,348	(53,192,713)	769,008,058	(409,565)	768,598,493

Total Changes in equity	769,569,174	49,292,249	(153,341,863)	(2,789,482)	925,796	3,743,479	(404,131)	(151,866,201)	196,737,636	863,732,858	(577,513)	863,155,345

Ending balance, as of December 31, 2013	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Cencosud S.A. and subsidiaries

Consolidated Statement of Changes in Net Equity

For the year ended December 31, 2012

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Actuarial Gain (loss) reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity

Opening balance as of January 1, 2012	927,804,431	477,341,095	(233,050,928)	9,825,606	—	4,595,125	15,907,719	(202,722,478)	1,660,432,903	2,862,855,951	87,750,295	2,950,606,246

Changes in equity

Comprehensive income

Net income									249,958,615	249,958,615	2,850,515	252,809,130

Other comprehensive income			(228,923,360)	13,489,862	(523,284)	—	—	(215,956,782)		(215,956,782)	(8,204,082)	(224,160,864)

Total Comprehensive income			(228,923,360)	13,489,862	(523,284)	—	—	(215,956,782)	249,958,615	34,001,833	(5,353,567)	28,648,266

Share issuance	624,007,331						—			624,007,331	—	624,007,331

Dividends									(57,645,821)	(57,645,821)		(57,645,821)

Option (call–put) (see 23.5)							92,991,291	92,991,291		92,991,291		92,991,291

Stock option (see 33)						2,297,560		2,297,560		2,297,560		2,297,560
Decrease due to changes in ownership interest without a loss of control (see 23.4)							(160,974,000)	(160,974,000)	—	(160,974,000)	(81,719,129)	(242,693,129)

Total transactions with owners	624,007,331	—	—	—	—	2,297,560	(67,982,709)	(65,685,149)	(57,645,821)	500,676,361	(81,719,129)	418,957,232

Total Changes in equity	624,007,331	—	(228,923,360)	13,489,862	(523,284)	2,297,560	(67,982,709)	(281,641,931)	192,312,794	534,678,194	(87,072,696)	447,605,498

Ending balance, as of December 31, 2012	1,551,811,762	477,341,095	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)	1,852,745,697	3,397,534,145	677,599	3,398,211,744

Cencosud S.A. and subsidiaries

Consolidated statements of cash flows

		For the years ended December 31,
	Note	2014	2013	2012
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities

Types of revenues from operating activities
Revenue from sale of goods & provision of services		12,494,148,894	11,505,243,173	10,302,436,270
Proceeds from royalties, installments, commissions and other ordinary activities		16,608,435	6,377,662	—
Receipts from premiums and claims, annuities and other policy benefits underwritten				63,957
Other operating activity revenue		12,356,355	9,224,623	11,128,303

Types of payments
Payments to suppliers for supply of goods & services		(10,210,372,358)	(9,493,248,169)	(8,203,825,488)

Payments to and on behalf of personnel		(1,367,742,879)	(1,281,637,416)	(1,091,769,706)

Other operating payments		(483,963,826)	(385,954,518)	(300,045,416)

Interest paid		(2,582,002)	(1,399,519)	(1,123,089)
Interest received		1,678,603	2,255,639	1,893,069
Taxes paid		(87,128,966)	(66,078,734)	(74,331,546)
Other cash inflows		2,653,450	7,282,776	23,846,742

Cash flows from operating activities (continuing operations)		375,655,706	302,065,517	668,273,096
Cash flows from operating activities (discontinued operations)		14,583,058	62,716,526	50,441,523

Net cash flow from operating activities		390,238,764	364,782,043	718,714,619

Cash flows from (used in) investment activities
Acquisition of subsidiaries		—	—	(1,292,423,533)
Proceeds from sales of property, plant & equipment		7,515,592	1,082,763	22,153,794
Purchases of property, plant & equipment		(227,422,961)	(317,709,777)	(573,650,227)
Purchases of intangible assets		(22,594,236)	(25,053,442)	(18,595,944)
Dividends received		6,892,639	2,469,136	2,001,798
Interest received		630,971	2,473,841	3,362,729
Proceeds from sales of other financial assets—mutual funds		825,385,250	7,524,532,791	5,620,928,451
Purchases of other financial assets—mutual funds		(825,799,626)	(7,497,162,191)	(5,639,868,503)

Cash flows from investment activities (continuing operations)		(235,392,371)	(309,366,879)	(1,876,091,435)
Cash flows from investment activities (discontinued operations)		1,996,104	(11,140,591)	2,523,768

Net cash flow (used in) investment activities		(233,396,267)	(320,507,470)	(1,873,567,667)

Cash flows from (used in) financing activities
Acquisition of non-controlling interests		—	—	(242,681,460)
Proceeds from paid in capital		—	818,871,267	620,987,359
Proceeds from borrowing at long–term		725,079,729	—	2,062,402,859
Proceeds from borrowing at short–term		7,871,210,244	4,641,469,793	3,097,214,319

Total loan proceeds from borrowing		8,596,289,973	5,460,341,060	5,537,923,077

Repayments of borrowing		(8,381,440,558)	(5,318,203,095)	(4,093,469,015)
Dividends paid		(58,269,234)	(79,736,684)	(20,034,383)
Interest paid		(188,378,177)	(178,317,891)	(160,012,962)
Other cash outflows			(898)	(8,980,028)

Cash flows from financing activities (continuing operations)		(31,797,996)	(115,917,508)	1,255,426,689
Cash flows from financing activities (discontinued operations)		(80,580,490)	8,888,132	(9,349,273)

Net cash flow from financing activities		(112,378,486)	(107,029,376)	1,246,077,416

Net (decrease) increase in cash and cash equivalents before the effect of variations		44,464,011	(62,754,803)	91,224,368

Effects of variations in the exchange rate on cash and cash equivalents		3,451,650	(3,254,377)	1,434,856

Net (decrease) increase in cash and cash equivalents		47,915,661	(66,009,180)	92,659,224
Cash and cash equivalents at the beginning of the year	5	171,711,625	237,720,805	145,061,581

Cash and cash equivalents at the end of the year	5	219,627,286	171,711,625	237,720,805

Included in cash and cash equivalents per the statement of financial situation		218,871,793	171,711,625	237,720,805
Included in the assets of the disposal group		755,493	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Notes to the consolidated financial statements

1	General information

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

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 10.711.029.246 to December 31, 2014.

During the year ended December 31, 2014, the Company employed an average of 149.955 employees, ending with a total number of 153.234 employees.

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

The Company splits its equity among 2,828,723,963 shares of a single series whose main shareholders are the following:

Major shareholders as of December 31, 2014	Shares	Interest
		%
Inversiones Quinchamalí Limitada	573,754,802	20.283%
Inversiones Latadia Limitada	550,823,211	19.473%
Inversiones Tano Limitada	457,879,800	16.187%
Banco Santander—JP Morgan	165,134,940	5.838%
Banco de Chile third-party accounts	146,519,884	5.180%
Banco Itaú third-party accounts	128,252,491	4.534%
Paulmann Kemna Horst	70,336,573	2.487%
Fondo de Pensiones Provida C	56,826,301	2.009%
Fondo de Pensiones Habitat C	52,994,957	1.874%
Fondo de Pensiones Habitat B	41,167,960	1.455%
Fondo de Pensiones Provida B	36,054,975	1.275%
Fondo de Pensiones Capital C	32,586,942	1.152%
Other Shareholders	516,391,127	18.255%

Total	2,828,723,963	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of December 31, 2014	Interest
%
Inversiones Quinchamalí Limitada	20.283%
Inversiones Latadía Limitada	19.473%
Inversiones Tano Limitada	16.187%
Paulmann Kemna Horst	2.487%
Peter Paulmann Koepfer	0.498%
Manfred Paulmann Koepfer	0.492%
Heike Paulmann Koepfer	0.492%
Sucesión de Doña Helga Koepfer Schoebitz	0.115%
Inversiones Alpa Limitada	0.007%

Total	60.032%

The consolidated financial statements of Cencosud group corresponding to the year ended December 31, 2014, were approved by the Board of Directors in a session held on March 27, 2015.

2	Summary of the main accounting policies

2.1	Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

As explained in note 16, on September 29, 2014 Law No. 20,780 was issued, which introduces modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Superintendence of Securities and Insurance (the “SVS”) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12.

In order to comply with IAS 12, these financial statements are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement. A reconciliation of such differences in presented as follows:

	Consolidated financial statements for SEC	Consolidated financial statements for SVS	Difference
Total equity	4,291,485,811	4,291,485,811	—
Equity attributable to controlling shareholders	4,292,317,595	4,292,317,595	—
Retained earnings			—
Profit attributable to controlling shareholders	164,894,672	191,885,931	26,991,259
Retained earning before profit attributable to controlling shareholders	2,001,653,900	1,974,662,641	(26,991,259)

Total Retained earnings	2,166,548,572	2,166,548,572	—

Non-controlling
Retained earnings			—
Loss	(748,354)	(861,853)	113,499
Retained earning before loss	(83,430)	30,069	(113,499)

Total Retained earnings	(831,784)	(831,784)	—

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

In order to present comparative information, certain figures presented on the consolidated financial statements of the Group as of December 31, 2013, have been reclassified based on the presentation shown on the consolidated financial statement as of December 31, 2014. These reclassifications were made to correct the presentation between current tax assets and deferred income tax assets by ThCh $ 9,265,967 and between cost of sales and administrative expenses by ThCh $ 12,519,686. Management of the Company does not believe that these reclassifications made have a material impact on the financial statements.

Amended presentation of discontinued operations of the Financial services segment in Chile.

The Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., have entered into a framework agreement (the “Framework Agreement”) on June 20, 2014 with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile (hereinafter, the “Business”). The Framework Agreement provides that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a current subsidiary of Cencosud that is in the business of issuing credit cards and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda. , or other companies to be established by Cencosud for purposes of the Framework Agreement (together with CAT, hereinafter, the “Subject Companies”). As part of the agreement, Scotiabank Chile will acquire fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest.

Under IFRS Standard N° 5 (“IFRS 5”), “Non-current assets held for sale and discontinued operations”, the Subject Companies are considered as from June 20, 2014 “Assets held for sale” a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Framework Agreement and that the occurrence of such transaction is deemed as highly probable by management.

IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, to be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-present” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

As such, our consolidated statements for each of the three years in the period ended December 31, 2014 have been revised to present the results of operations of the Subject Companies (the financial services segment in Chile) as discontinued operations. Net cash flows from operating, investing and financing activities of discontinued operations have been separately presented in the consolidated statement of cash flows for each of the three years in the period ended December 31, 2014.

2.2	New and amended standards adopted by the group

(a) New standards, amendments and interpretations adopted by the group.

The following standards have been adopted by the group for the first time for the financial year beginning on 1 January 2014, however none of the new amendments and pronuncements had a significant impact on the group’s financial statements:

IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not material.

Amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13.

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’

derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The amendment did not have a significant effect on the group financial statements.

(b) New standards, amendments and interpretations not yet adopted.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statement. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The group is yet to assess IFRS 9’s full impact.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The group is assessing the impact of IFRS 15.

Amendment to IFRS 10 “consolidated financial statements” IFRS and IAS 28 “Investments in associates and joint ventures”. Published in September 2014. This amendment addresses an inconsistency between the requirements of the IFRS 10 and IAS 28 in the treatment of the sale or the contribution of goods between an investor and the associate or joint venture. The main consequence of the amendments is that recognizes a gain or loss completes when the transaction involves a business (is in a subsidiary or not) and a gain or loss partial when the transaction involves assets that do not constitute a business, even if these assets are in a subsidiary.

Amendment to IFRS 10 “consolidated financial statements” IFRS and IAS 28 “Investments in associates and joint ventures”. Published in December 2014. The amendment clarifies on the application of the exception from consolidation to investment entities and their subsidiaries. The amendment to IFRS 10 clarifies on the exception of consolidation that is available to entities in group structures that include investment entities. The amendment to IAS 28 allows, to an entity which is not an entity’s investment, but it has a stake in an associate or joint venture that is an entity of investment, a choice of accounting policy in the application of the equity method. The entity may choose to keep the measurement of fair value applied by the associate or joint venture that is an entity of investment, or instead, perform a consolidation at the level of the entity’s investment (associate or joint venture). Early application is permitted.

Amendment to IAS 1 “presentation of financial statements”. Published in December 2014 and is effective for fiscal years beginning on January 1, 2016. The amendment clarifies the guide for the application of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The modifications are part of initiatives on disclosures of the IASB. Early adoption is permitted.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

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

2.4	Subsidiary entities

2.4.1	Directly consolidated entities

The detail of the subsidiaries included in consolidation is as follows:

			Interest percentage
			12/31/2014			12/31/2013	12/31/2012
Country	Tax ID Number	Company name	Direct	Indirect	Total	Total	Total
			%	%	%	%	%
Chile	81.201.000-K	Cencosud Retail S.A.	99.9605	0.0004	99.9609	99.9609	99.9609
Chile	96.671.750-5	Easy S.A.	99.5750	0.0000	99.5750	99.5750	99.5750
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A.	99.9929	0.0071	100.0000	100.0000	100.0000
Chile	76.568.660-1	Cencosud Administradora de Procesos S.A.	99.9928	0.0072	100.0000	100.0000	100.0000
Chile	96.978.180-8	Cencosud Internacional Ltda.	74.8487	25.1476	99.9963	99.9963	99.9963
Chile	94.226.000-8	Cencosud Shopping Centers S.A.	99.9999	0.0000	99.9999	99.9999	99.9999
Chile	78.410.310-2	Comercial Food And Fantasy Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.433.310-1	Costanera Center S.A.	99.9999	0.0000	99.9999	99.9999	99.9999
Chile	76.476.830-2	Circulo Mas S.A.	99.0000	1.0000	100.0000	100.0000	100.0000
Chile	99.565.970-0	Banco Paris S.A.	98.8900	1.1100	100.0000	100.0000	100.0000
Chile	83.123.700-7	Mercado Mayorista P y P Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.181.388-9	Cencosud Tiendas S.A.(*)	0.0000	0.0000	000.0000	100.0000	100.0000
China	Foreign	Cencosud (Shanghai) Trading CO, Ltda.	100.0000	0.0000	100.0000	100.0000	100.0000
Chile	76.236.195-7	Cencosud Argentina SPA	100.0000	0.0000	100.0000	100.0000	100.0000
Chile	76.388.146-6	Operadora de Procesos S.A.	99.9000	0.1000	100.0000	000.0000	000.0000
Chile	76.388.155-5	Servicios Integrales S.A.	99.9000	0.1000	100.0000	000.0000	000.0000

(*)	As of December 31, 2012, Cencosud S.A. owned 85.58% of Cencosud Tiendas S.A. shares. However, the Company did not account for the non-controlling interest as a result of the option agreement which entitled Cencosud S.A to acquire the remaining interest of 14.42% in future periods. As a consequence, a financial liability was recognized for the payment of the 14.42% of the shares, in accordance to IAS 32 paragraph 23.

On December 18, 2013, Cencosud Tiendas S.A. was merged with Cencosud S.A. after the exercise of the option for the acquisition of the remaining 14.42% of the shares of Cencosud Tienda S.A., as per the paragraph above.

As of December 31, 2014 Cencosud S.A. proceeded to apply IFRS 5 “Non-current assets classified as held for sale”. Thus reclassifying the operations financial retail for Chile separately in the financial statements. See note 34

2.4.2	Indirect consolidation entities

The financial statements of consolidated subsidiaries also include the following companies:

Country	Tax ID number	Company name
Chile	81.201.000-K	Cencosud Retail S.A.
Chile	76.365.580-6	Jumbo Administradora Norte S.A.

Chile	99.571.870-7	Jumbo Administradora Temuco S.A.
Chile	76.819.580-3	Santa Isabel Administradora Norte Ltda.
Chile	76.819.500-5	Santa Isabel Administradora Sur Ltda.
Chile	76.062.794-1	Santa Isabel Administradora S.A.

Chile	78.448.780-6	Paris Administradora Sur Ltda.

Chile	77.779.000-5	Paris Administradora Ltda.
Chile	77.301.910-K	Logística y Distribución Paris Ltda.
Chile	77.251.760-2	Jumbo Supermercados administradora ltda..
Chile	77.218.570-7	Cencosud Corredores de Seguros y Servicios Ltda.
Chile	77.312.480-9	Administradora de Servicios Cencosud Ltda.
Chile	99.586.230-1	Hotel Costanera S.A.
Chile	79.829.500-4	Eurofashion Ltda.
Chile	76.116.801-3	Administradora TMO S.A.
Chile	76.168.900-2	Meldar Capacitación Ltda.
Chile	77.566.430-4	Sociedad Comercializadora de Vestuarios FES Ltda.
Chile	99.512.750-4	MegaJohnsons Puente Alto S.A.
Chile	96.953.470-3	MegaJohnsons S.A.
Chile	96.973.670-5	MegaJohnsons Maipú S.A.
Chile	96.988.680-4	MegaJohnsons Puente S.A.
Chile	96.989.640-0	MegaJohnsons Viña del Mar S.A.
Chile	96.988.700-2	MegaJohnsons Administradora S.A.
Chile	96.988.690-1	MegaJohnsons Quilin S.A.
Chile	76.398.410-9	Johnsons Mega San Bernardo S.A.
Chile	76.190.379-9	Cencosud Retail Administradora Ltda.
Chile	96.671.750-5	Easy S.A.
Chile	76.365.590-3	Easy Administradora Norte S.A.
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A.
Chile	76.023.825-2	Cencosud Servicios Integrales S.A.
Chile	94.226.000-8	Cencosud Shopping CentersS.A.
Chile	88.235.500-4	Sociedad Comercial de Tiendas S.A.
Chile	84.658.300-9	Inmobiliaria Bilbao Ltda.
Chile	78.409.990-8	ACC Alto las Condes Ltda.
Chile	76.433.310-1	Costanera CenterS.A.
Chile	96.732.790-5	Inmobiliaria Santa Isabel S.A.
Chile	76.203.299-6	Comercializadora Costanera Center S.P.A.
Chile	99.565.970-0	Banco Paris S.A.
Chile	76.099.893-1	Banparis Corredores de Seguros Ltda.
Chile	96.978.180-8	Cencosud Internacional Ltda.
Chile	76.258.307-0	Jumbo Argentina S.P.A.
Chile	76.258.309-7	Cencosud Internacional Argentina S.P.A

Country	Tax ID number	Company name
Argentina	Foreign	Cencosud S.A. (Argentina)
Argentina	Foreign	Unicenter S.A.
Argentina	Foreign	Jumbo Retail Argentina S.A.
Argentina	Foreign	Agrojumbo
Argentina	Foreign	Blaisten S.A.
Argentina	Foreign	Cavas y Viñas El Acequion S.A.
Argentina	Foreign	Carnes Huinca S.A.
Argentina	Foreign	Agropecuaria Anjullon S.A.

Argentina	Foreign	Corminas S.A
Argentina	Foreign	Invor S.A.
Argentina	Foreign	Pacuy S.A.
Argentina	Foreign	Supermercados Dave S.A.
Uruguay	Foreign	SUDCO Servicios Regionales S.A.
Colombia	Foreign	Cencosud Colombia S.A.
Brazil	Foreign	Cencosud Brasil S.A.
U.S.A.	Foreign	Gbarbosa Holding LLC
Brazil	Foreign	Gbarbosa Holding S.A
Brazil	Foreign	Cencosud Brasil Comercial Ltda.
Brazil	Foreign	Mercantil Rodrigues Comercial Ltda.
Brazil	Foreign	Perini Comercial de Alimentos Ltda.
Peru	Foreign	Cencosud Perú
Peru	Foreign	Teledistribución S.A.
Peru	Foreign	Almacenes Metro S.A.
Peru	Foreign	E. Wong S.A.
Peru	Foreign	Cencosud Retail Peru S.A.
Peru	Foreign	Tres Palmeras S.A.
Peru	Foreign	Las Hadas Inversionistas S.A.
Peru	Foreign	Cinco Robles SAC
Peru	Foreign	ISMB Supermercados S.A.
Peru	Foreign	Travel International Partners Perú S.A.
Peru	Foreign	Banco Cencosud S.A.

2.5	Foreign currency transaction

2.5.1	Functional and presentation currency

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

Exchange rates

The assets and liabilities held in foreign currency and those set in UF (indexation unit), are presented at the following exchange rates and closing values:

Date	Ch$/US$	$Ch/Uf	$Ch/$ Ar$	$Ch/Colombian$	$Ch/ Peruvian nuevo sol	$Ch/ Brazilian real	$CL/ Chinese yuan
12-31-2014	606.75	24,627.10	70.97	0.25	202.93	228.27	97.59
12-31-2013	524.61	23,309.56	80.49	0.27	187.49	222.71	86.49
12-31-2012	479.96	22,840.75	97.70	0.27	188.15	234.98	77.02

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

Periodic expenses related to maintenance, conservation and repairs are recorded in the consolidated statement of income by function as incurred.

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

Investments properties are assets maintained to generate income through lease which corresponds to land, buildings, work in progress and other constructions which are held to be leased or for a capital appreciation as a result of the increases occur in the future in their respective market prices. Investment properties are initially recognized at acquisition cost which mainly includes its purchase price and any directly attributable expenditure. The group has chosen as its accounting policy for subsequent valuations of these assets the fair value model, using the methodology of discounting the future cash flows to an appropriate discount rate. The Management estimated at each statement of financial position variations of this value, according to the discounted cash flow model. Gains and losses arising from changes in fair value of investment properties are included in the income statement as they occur and are not subject to annual depreciation. Gains from investment propertyrevaluation are not part of the taxable income and are excluded in determining the distributable net result for minimum accrual dividend.

The Group owns shopping centers in which it keeps its own stores and stores leased to third parties. In these cases, only the portion leased to third parties is considered investment property, recognizing the own stores as property, plant and equipment in the financial statements.

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

Commercial brands correspond to intangible assets of indefinite useful life that are shown at its acquisition cost, less any impairment loss. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. These assets are subject to impairment tests annually or more frequently when events indicate that impairment may exist.

2.9.4	Information technology and licenses.

The licenses and database for information technology that have been acquired are capitalized at the cost incurred in the purchase plus the cost of implementation of the specific application. These expenses are amortized over the estimated useful life.

The corresponding development and maintenance expense of information technology are recorded as an expense of the period. Costs directly related with the production of unique and identifiable information technology that are controlled by the Group, and that may generate economic benefits that exceed the costs for over a year, are recognized as intangible assets. The direct costs include the expenses related to the personnel developing the application.

Development costs of technology recognized as assets are amortized over their estimated useful life.

2.10	Borrowing costs.

General and specific borrowing costs directly attributable to the acquisition, construction or production of any qualified assets as described in Notes 2.7, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the assets are ready for their intended use or sale.

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

The financial assets available to fair value with changes in results are accounted for subsequently to the recognition initial by its fair value

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

2.12.3	Financial assets held to maturity

The Financial assets held-to-maturity are financial assets not derivatives with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. If the Group sells a significant amount of the financial assets held to maturity, the securities classified in this category will be reclassified to available for sale financial assets.

The Financial assets held-to-maturity are subsequently recorded at initial recognition at their amortized cost

2.12.4	Available for sale financial assets

The available for sale financial assets are non-derivative assets that are designated in this category or not classified in any of the other categories listed above. Subsequent to initial recognition, they are measured at fair value with changes recognised through the other comprehensive income and are included in non-current assets unless Management intends to dispose of the investment in the 12 months following the closing date.

2.12.5	Financial assets and liabilities offset

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis to realize the asset and settle the liability simultaneously.

2.12.6	Impairment loss on the value of financial assets

Assets at amortized cost: the Group assesses at each reporting date if there is objective evidence that a financial asset or a group of financial assets may have suffered losses by impairment accounting. A financial asset or a group of financial assets is impaired, and incurred a loss for impairment, if there is evidence objective the deterioration as a result of one or more events that occurred after the initial recognition of the asset, and that event (or events) that causes of loss makes an impact on the estimated future cash flows of the financial asset or group of financial assets that can be estimated reliably.

Among the evidence of loss the impairment the may include indications that the debtors or a group of debtors is experiencing significant financial difficulties, non-payments or delays in the payment of interest or principal, the probability that will enter in a bankruptcy situation or in any other situation of financial reorganization, and when observable data indicate that there is a susceptible to valuation decrease in the estimated future cash flows such as changes in payment terms or economic conditions that correlate with defaults.

For the category of loans and accounts receivable, as shown in 2.12.2, the amount of the provision for loss of value is the difference between the net book value and the present value of future cash flows discounted at the original effective rate of the financial asset. The variation of the provision for loss of value is recognized in the results of the company. The carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated statement of income. If an investment held to maturity or a loan has a variable interest rate, the discount rate to assess any loss the impairment is determined in accordance with the contract current effective interest rate.

If in a later period, the amount of the impairment loss decreases and the decrease can be attributed objectively to an event occurred after the impairment has been recognised (such as an improvement in the creditworthiness of the debtor), the reversal of previously recognized impairment is recognised in the consolidated statement of income.

Assets classified as held for sale: the Group assesses at the end of each accounting period whether there is objective evidence that a financial asset or group of financial assets has deteriorated. For debt instruments, the group uses the criteria explained above for assets at amortized cost. In the case of investments in heritage instruments classified as held for sale, a significant or prolonged decline in the fair value of the instrument below its cost, is also considered evidence that the asset has deteriorated. If there is this type of evidence for the financial assets available for sale, the loss accumulated - valued as the difference between the acquisition cost and the current fair value, less any impairment of that financial asset previously recognized in results - is removed from the heritage and is recognized in results. Impairment losses recognised in the income statement consolidated by equity instruments are not reversed in the consolidated statement of income. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be attributed objectively to an event happened when impairment losses are recognized in the result, the impairment loss will revert in the consolidated statement of income.

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

The effective portions of the changes in the fair value of derivatives that have been designated and qualify as cash flows hedges are recorded in net equity through other comprehensive income. The gain or loss related to the ineffective portion is recorded immediately in the statement of income as “other income (loss)”…

The accumulated amounts in net equity are included in the statement of income in the periods in which the hedged parties impact the income account.

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

The financial liabilities are discharge when the obligation is cancelled, liquidated or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an Exchange or modification is treated as low accountant of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement

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

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to the defined benefit plans are recognized in profit and loss.

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

Law 18,046, requires the distribution of at least 30% of the net results for the year, unless the Shareholders provided byunanimity of the issued voting otherwise. In compliance with this requirement, the Company provisions 30 % of the net result thereof less dividends paid on a temporary basis during the year asminimum dividend.

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

At each year end, the Company reviews the estimations of the number of options that can be exercised.

Once the options are exercised, the Company will decide if new compensation payments in shares will be issued

2.28	Non-current assets classified as held for sale.

Anon-current asset (or a group of assets for disposal) will be classified as held for sale if their carrying amount will be recovered primarily through a transaction of sale, rather than by its continued use and a sale is considered highly probable.

The non-current asset (or assets for disposal groups) classified as held for sale, will be measured at the lower of their carrying amount or fair value less costs to sell.

Non-current assets will not be depreciated (or amortized) as long as they are classified as held for sale, or are part of an asset for a disposal group classified as held for sale. However, continue to recognizing both interest and other expenses attributable to the liabilities of a group of assets for disposal that have been classified as held for sale.

2.29	Discontinued operations.

A discontinued operation is a component of the entity that has been disposed of, or has been classified as kept for sale, and:

a)	Represents a separate major of business or a geographical area of operations, which is significant and can be separated from the rest of the Company;

b)	Is part of a single co-ordinated plan to dispose of a separate major line of business or a geographical area of the operation that is significant and can be considered to be separated from the rest of the Company; o

c)	Is a subsidiary acquired exclusively with a view to resale

2.30	Cost of sales.

Cost of sales includes the cost of acquiring products sold and other costs incurred to bring inventory to the locations and conditions necessary for their sale. These costs primarily include acquisition costs net of discounts obtained, non-recoverable import expenses and taxes, insurance and costs for transporting products to distribution centers.

Cost of sales also includes losses related to the credit card receivable portfolio from the financial services segment.

2.31	Other expenses by function.

Other expenses by function includes, primarily, advertising expenses that the company incurs to promote its products and brands.

2.32	Distribution costs.

Distribution costs include all expenses necessary to deliver products to customers.

2.33	Administrative expenses.

Administrative expenses include payroll and personnel compensation, depreciation of property, plant and equipment for administrative purposes, amortization of non-current assets, and other overhead and administrative expenses.

2.34	Change in accounting policies

The Group has adopted the new accounting policies and pronouncements as set out in note 2.2, none of the new amendments and pronouncements had a significant impact on the group’s consolidated financial statements in 2013.

2.35	Non-cash transactions

Except for the acquisitions of assets through finance leases, the Group has not entered into any non-cash investing or financing transaction. See note 17.5.

3	Risk management policies

3.1	Position-taking financial instruments.

3.1.1	Categories of financial instruments (classification and presentation).

The Company’s position-taking instruments are classified based on their nature, characteristics and the purpose for which they have been acquired or issued.

As of December 31, 2014, and 2013 the Company classifies its financial instruments as follows: Table 1-1. Classification of financial instruments.

December 2014

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (Informational)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit or loss	Mutual funds	Mutual fund shares	6			37,328,837
	Derivatives	Forward				3,844,213
	Other financial instruments	Shares	6			42,780
		Financial investments long term	6			6,563,165
		Other financial investments	6			210,306
Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	44,859,904	44,859,904
		Bank balances	5	129,874,187	129,874,187
		Short-term deposits	5	44,137,702	44,137,702
		receivables, net	8	816,354,109	826,069,978
	Receivables from related entities	Receivables from related entities, current	9	1,371,016	1,371,016
		Receivables due from Bretas	6	16,938,176	16,938,176
Financial liabilities and payables	Bank loans (1)	Current	17	629,083,332	609,653,255
		Non-Current	17	695,092,202	710,054,526
	Bond debt (1)	Current	17	50,539,046	49,313,910
		Non-Current	17	1,656,384,016	1,712,663,485
	Other loans (leases)	Current	17	2,671,208	2,671,208
		Non-Current	17	31,558,878	31,558,878
	Debt purchase Subsidiaries (Bretas—Prezunic and Johnson’s)	Current	17	25,542,999	25,542,999
		Non-Current		19,681,149	19,681,149
	Other financial liabilities—other	Current	17	5,939,949	5,939,949
	Trade payables,	Current	18	1,768,572,529	1,768,572,529
		Non-Current	18	29,125,971	29,125,971
	Withholding taxes	Current	18	214,513,580	214,513,580
		Non-Current	18	5,323,949	5,323,950
	Payables to related entities, current	Current	9	3,302,006	3,302,006
Hedges	Hedging derivatives	Cash flow hedging Liabilities	17			382,754
		Cash flow hedging assets	6			220,058,333
		Fair Value hedging assets				65,272,783

December 2013

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (Informational)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit or loss	Mutual funds Derivatives	Mutual fund shares	6			40,759,800
	Other financial instruments	Shares	6			38,198
		Financial investments long term	6			8,785,942
		Other financial investments	6			185,553
Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	47,627,336	47,627,336
		Bank balances	5	105,893,186	105,893,186
		Short-term deposits	5	18,191,103	18,191,103
	Receivables Credit card and Trade (2)	receivables, net	8	1,289,287,365	1,368,550,076
	Receivables from related entities	Receivables from related entities, current	9	432,303	432,303
		Receivables due from Bretas	6	15,031,535	15,031,535
Financial liabilities and payables	Bank loans (1)	Current	17	441,070,635	443,902,235
		Non-Current	17	420,811,688	422,705,217
	Bond debt (1)	Current	17	74,815,992	76,569,908
		Non-Current	17	1,676,045,068	1,766,658,876
	Other loans (leases)	Current	17	4,808,673	4,808,673
		Non-Current	17	27,779,079	27,779,079
	Time deposits and Term savings accounts	Current	17	151,918,114	151,918,114
		Non-Current	17	48,923,826	48,923,826
	Debt purchase Subsidiaries (Bretas—Prezunic and Johnson’s)	Current	17	53,727,111	53,727,111
		Non-Current		34,919,748	34,919,748
	Letters of credit	Non-Current	17	9,511,591	9,511,591
	Other financial liabilities—other	Current	17	12,450,378	12,450,378
	Trade payables,	Current	18	1,737,920,899	1,737,920,899
		Non-Current	18	4,956,289	4,956,289
	Withholding taxes	Current	18	220,072,319	220,072,319
		Non-Current	18	3,998,528	3,998,528
	Payables to related entities, current	Current	9	556,494	556,494
Hedges	Hedging derivatives	Cash flow hedging Liabilities	17			358,936
		Cash flow hedging assets	6			80,099,525
						(2,911,255)

(1)	The fair value for disclosure purposes has been determined using discounted cash flow. Significant inputs include the discount rate used to reflect the credit risk associated with Cencosud S.A., these inputs are within level 2 of the fair value hierarchy.
(2)	The fair value of current receivables is not notably different to its carrying amount, as the impact of discounting is not significant.

3.1.2.	General characterization.

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

Financial instruments that have been accounted for at fair value in the statement of financial position as of December 31, 2014 have been measured using the methodologies as set forth in IAS 39. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

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

In 2014, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets, see note 4.

The table below presents the percentage of financial instruments, valued under each method, compared to their total value.

Table 1-4. Successive valuation methodologies.

December 2014

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	37,328,837	100
	Derivatives	Forward	6	3,844,213	—	100
	Shares	Shares	6	42,780	100
	Other financial Instrument	Highly liquid financial instruments	6	6,563,165	100
		Other financial investments	6	210,306	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	44,859,904				100
		Bank balances	5	129,874,187				100
		Short-term deposits	5	44,137,702				100
	Receivables	Credit card and trade receivables, net	8	16,938,176				100
		Receivables due from Bretas	6	816,354,109				100
	Receivables from related entities	Receivables from related entities, current	9	1,371,016				100
Financial liabilities and payables	Bank loans	Current	17	629,083,332				100
		Non-Current	17	695,092,202				100
	Bonds payable	Current	17	50,539,046				100
		Non-Current	17	1,656,384,016				100
	Other loans (lease)	Current	17	2,671,208				100
		Non-Current		31,558,878				100
	Debt purchase Bretas	Current	17	25,542,999				100
		Non-Current	17	19,681,149
	Other financial liabilities	Current	17	5,939,949				100
	Trade payables	Current	17	1,768,572,529				100
		Non-Current	17	29,125,971				100
	Withholding taxes	Current	18	214,513,580				100
		Non-Current	18	5,323,949				100
	Payables to related entities	Current	18	3,302,006				100
	Tax liabilities	Current	9	60,615,912				100
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	382,754		100
		Cash flow hedging assets	6	220,058,333		100
		Cash flow fair value	6	65,272,783		100

December 2013

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	40,759,800	100
	Shares	Shares	6	38,198	100
	Other financial Instrument	Highly liquid financial instruments	6	8,785,942	100
		Other financial investments	6	185,553	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	47,627,336				100
		Bank balances	5	105,893,186				100
		Short-term deposits	5	18,191,103				100
	Receivables	Credit card and trade receivables, net	8	1,289,287,365				100
		Receivables due from Bretas	6	15,031,535				100
	Receivables from related entities	Receivables from related entities, current	9	432,303				100
Financial liabilities and payables	Bank loans	Current	17	441,070,635				100
		Non-Current	17	420,811,688				100
	Bonds payable	Current	17	74,815,992				100
		Non-Current	17	1,676,045,068				100
	Other loans (lease)	Current	17	4,808,673				100
		Non-Current		27,779,079				100
	Deposits and savings Accounts	Current		151,918,114				100
		Non-Current	17	48,923,826				100
	Debt purchase Bretas	Current	17	53,727,111				100
		Non-Current	17	34,919,748
	Letters of credit	Current	17	9,511,591				100
	Other financial liabilities	Current	17	12,450,378				100
	Trade payables	Current	17	1,737,920,899				100
		Non-Current	17	4,956,289				100
	Withholding taxes	Current	18	220,072,319				100
		Non-Current	18	3,998,528				100
	Payables to related entities	Current	18	556,494				100
	Tax liabilities	Current	9	63,131,459				100
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	358,936		100
		Cash flow hedging assets	6	80,099,525		100
		Fair value hedging assets		(2,911,255)		100

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

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of December 31, 2014, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.1.5 Master netting or similar agreements

The Group does not have any hedged positions that qualify for netting mostly due to; (a) the hedge activities that the Group uses mostly relate to financial liabilities such as bank obligations and bonds, and (b) the position of the fair value of these derivatives contracts, hedging interest rate and exchange rates fluctuations, were favorable and thus presented as a assets as of December 31, 2014 and 2013.

3.1.6.	Particular effects on equity accounts.

As of December 31, 2014, the Group presents in the statement of equity the effect relating to derivatives instruments for cash flow hedges deemed as effective, namely derivative contracts (cross currency swaps) with Banco Santander for UF 2,257,437 (equivalent to 280,000,000 soles) related to Incabond Hedge which maturity date is in 2018, hedges by US$ 535,000,000 related to the 144a bond issuance which maturity is on 2021, hedges by US$ 910,000,000 related to the 144a bond issuance which maturity is on 2023, hedges by US$ 100,000,000 related to the Scotiabank which maturity is on 2017, hedges by US$ 45,000,000 related to the Rabobank which maturity is on 2018, hedges by US$ 50,000,000 related to the Rabobank which maturity is on 2020, hedges by US$ 50,000,000 related to the Mizuho which maturity is on 2019, hedges by US$ 50,000,000 related to the Sumitomo which maturity is on 2019, and hedges by US$50,800,000 related to bank loans belongs to the subsidiary in Peru.

At December 31, 2014, the Company had 400,000,000 USD in forwards mainly associated with the coverage rate of the unpaid balance of the loan with HSBC short term. These operations allow inhibiting impact on results for the exchange difference arising from these obligations in USD

During the first quarter of 2013, the Company settled US$1,650,000,000 forward derivatives hedging exchange rate fluctuations relating to the JP Morgan Bridge Loan.

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

Although the Company holds positions in financial instruments as part of its overall financial risk management strategy, only the following derivative instruments have been classified as accounting hedges:

Table 1-10. Hedges.

2014

		Hedge subject classification			Book value	Hedging instrument		Fair value
Hedge type	Risk		Group	Type		Group	Type		Note
					(ThCh$)			(ThCh$)
Cash flow	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(382,754)	17

						Sub—total derivative		(382,754)

Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	105,854,109	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	Inacabond 1	—	Derivate	Cross currency swap	1,267,147	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Bank of Tokio	—	Derivate	Cross currency swap	531,063	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Banco BBVA NY	—	Derivate	Cross currency swap	3,467,839	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Crédito	—	Derivate	Interest rate swap	740,032	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Crédito	—	Derivate	Cross currency swap	6,677,537	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	8,101,046	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond - 2	—	Derivate	Cross currency swap	154,407,519	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	Mizuho Crédito	—	Derivate	Cross currency swap	2,090,495	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	Sumitomo Crédito	—	Derivate	Cross currency swap	2,194,329	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	HSBC	—	Derivate	Forward	3,844,213	6

						Sub—total derivative		289,175,329

2013

		Hedge subject classification			Book value	Hedging instrument		Fair value
Hedge type	Risk		Group	Type		Group	Type		Note
					(ThCh$)			(ThCh$)
Cash flow	Interest rate	Financial liability	Bank obligations	BBVA NY	—	Derivate	Cross currency swap	(111,456)	17
Cash flow	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(247,480)	17

						Sub—total derivative		(358,936)

Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	47,842,494	6

		Hedge subject classification			Book value	Hedging instrument		Fair value
Hedge type	Risk		Group	Type		Group	Type		Note
					(ThCh$)			(ThCh$)
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	Inacabond 1	—	Derivate	Cross currency swap	2,147,318	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Bank of Tokio	—	Derivate	Cross currency swap	2,048,904	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Crédito	—	Derivate	Interest rate swap	614,017	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Crédito	—	Derivate	Cross currency swap	484,974	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	657,802	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond - 2	—	Derivate	Cross currency swap	23,392,761	6

						Sub—total derivative		77,188,270

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

The following table presents, as of December 31, 2014 and 2013, the amount in the financial asset category that best represents maximum exposure to credit risk without considering guarantees or credit enhancements.

Table 2-1-1. Exposure to credit risk by financial asset category.

As of December 31, 2014

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through profit or loss	Mutual funds	Mutual funds shares	6	37,328,837
	Other	Other financial investments	6	3,844,213
		Shares	6	42,780
		Other financial investment	6	6,563,165
Credit cards and trade receivables net	Cash and cash equivalents	Cash balances	5	210,306
		Bank balances	5	44,859,904
		Short-term deposits	5	129,874,187
	Receivables	Credit card and trade receivables, net	8	44,137,702
		Receivables due from Bretas	6	16,938,176
		Receivables from related, current y not current (1)	8	816,354,109
		Receivables from related entities, current	9	1,371,016

As of December 31, 2013

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through profit or loss	Mutual funds	Mutual funds shares	6	40,759,800
	Other	Other financial investments	6	185,553
		Shares	6	38,198
		Other financial investment	6	8,785,942
Credit cards and trade receivables net	Cash and cash equivalents	Cash balances	5	47,627,336
		Bank balances	5	105,893,186
		Short-term deposits	5	18,191,103
	Receivables	Credit card and trade receivables, net	8	1,289,287,365
		Receivables due from Bretas	6	15,031,535
		Receivables from related entities, current	9	432,303

Credit risk exposure is primarily concentrated in credit card and trade receivables, please note 8.

3.2.1.2.	Effect of guarantees on exposure.

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

Table 2-1-2. Diversification of counterparties.

As of December 31, 2014

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit and loss	Mutual funds	Mutual funds	Domestic banks	37.54
			Foreign banks	62.46
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	25.40
			Foreign banks	74.60
		Bank balances	Domestic banks	52.97
			Foreign banks	47.03
		Short- term deposits	Domestic banks	29.36
			Foreign banks	70.64
	Receivables	Trade receivables, gross	Non-financial institutions	100
		Receivables from related entities,	Non-financial institutions	100
Hedging Derivatives	Derivatives	Assets hedging derivatives	Domestic banks	98,62
			Foreign banks	1,38

As of December 31, 2013

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit and loss	Mutual funds	Mutual funds	Domestic banks	0
			Foreign banks	100
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	13.88
			Foreign banks	86.12
		Bank balances	Domestic banks	58.06
			Foreign banks	41.94
		Short- term deposits	Domestic banks	40.48
			Foreign banks	59.52
	Receivables	Trade receivables, gross	Non-financial institutions	100
		Receivables from related entities,	Non-financial institutions	100
Hedging Derivatives	Derivatives	Assets hedging derivatives	Domestic banks	97.35
			Foreign banks	2.65

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

As part of its credit risk management activities, the Company constantly monitors the credit quality of counterparties for financial assets that are not in default or impaired. The following table details the credit quality by financial entity of the Company’s investments:

As of December 31, 2014

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	Foreign banks	23,317,170	(*)	Stable
	BCI bank	860,000	AA+	Stable
	Banchile	13,151,667	AA+	Stable
Financial instruments	Bonds - Central bank of Chile	6,563,165	AAA	Stable
Derivatives		289,175,329		Stable

(*)	All mutual funds included under “Foreign banks” have international risk ratings greater than or equal to A- as required by the Company’s investment policy. The assets that are due but not impaired are presented in Note 8.

As of December 31, 2013

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	Foreign banks	40,759,799	(*)	Stable
Financial instruments	Bonds - Central bank of Chile	8,785,942	AAA	Stable
Derivatives		77,188,270		Stable

(*)	All mutual funds included under “Foreign banks” have international risk ratings greater than or equal to A- as required by the Company’s investment policy. The assets that are due but not impaired are presented in Note 8.

3.2.1.5.	Credit Risk from operations other than credit card business.

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

3.2.1.6.	Credit Risk from the credit card business - Also applies to non-current assets classified as held for sale (see note 34).

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

As of December 31, 2014 and 2013, the Company presents the following maturities for its financial instruments:

Table 2-2-1. Maturity analysis.

As of December 31, 2014

		Maturity
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	More than 5 years	Total liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	2,430,673,854	349,782,347	370,460,528	362,496,508	518,854,758	1,936,236,784	5,968,504,779
Other financial liabilities current and non-current	Bank loans	498,539,152	149,435,250	220,850,506	226,974,267	223,824,662	70,416,371	1,390,040,208
	Bond debt	56,542,328	55,014,112	98,277,232	124,427,473	290,909,834	1,843,402,526	2,468,573,505
	Other loans	565,487	2,106,055	4,185,774	4,110,715	4,120,262	22,417,887	37,506,180
	Other financial liabilities (Cross Currency Swaps—Interest Rate Swaps)	—	382,754	—	—	—	—	382,754
	Time deposits
	Term savings accounts
	Letters of credit
	Deposits and other demand deposits
	Debt purchase Bretas—Prezunic—Johnson	—	25,542,999	12,697,096	6,984,053	—	—	45,224,148
	Other financial liabilities—Other	5,939,949	—	—	—	—	—	5,939,949
Commercial loans	Trade payables and other payables and non-current liabilities	1,872,835,239	110,250,870	34,449,920	—	—	—	2,017,536,029
	Payables to related entities	3,302,006	—	—	—	—	—	3,302,006

As of December 31, 2013

		Maturity
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	More than 5 years	Total liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	2,315,049,715	466,310,043	296,269,704	355,297,339	331,096,348	2,079,392,357	5,843,415,506
Other financial liabilities current and non-current	Bank loans	155,452,528	305,116,405	128,565,783	221,372,801	95,999,770	1,093,302	907,600,589
	Bond debt	81,530,434	53,079,659	100,598,032	95,090,347	226,213,963	2,048,171,974	2,604,684,409
	Other loans	1,516,099	3,894,247	2,998,336	2,902,844	6,874,108	18,987,723	37,173,357
	Other financial liabilities (Cross Currency Swaps—Interest Rate Swaps)	314,911	—	44,025	—	—	—	358,936
	Time deposits	100,672,466	50,492,621	53,069,680	—	—	—	204,234,767
	Term savings accounts	1,049,251	—	—	—	—	—	1,049,251
	Letters of credit	—	—	2,039,031	1,011,599	2,008,507	11,139,358	16,198,495
	Deposits and other demand deposits	3,513,936	—	—	—	—	—	3,513,936
	Debt purchase Bretas—Prezunic—Johnson	—	53,727,111	32,938,814	1,980,934	—	—	88,646,859
	Other financial liabilities—Other	12,450,378	—	—	—	—	—	12,450,378
Commercial loans	Trade payables and other payables and non-current liabilities	1,957,993,218	—	8,954,817	—	—	—	1,966,948,035
	Payables to related entities	556,494	—	—	—	—	—	556,494

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

As of December 31, 2014, the Company has available unused lines of credit for approximately ThCh$ 352,869,821 (ThCh$ 325,564,823 as of December 31, 2013).

As of December 31, 2014, the company held unused line of credits as a result of Confirming operations by ThCh$ 115.411.853 (ThCh$ 113,001,775 as of December 31, 2013) which held the original maturities agreed with the supplier. Such operations are presented in the line trade accounts payables.

Confirming operations that consider larger payment with the bank that the original payment deadline set by the Company and its suppliers in the trade agreement amounted, in the portion corresponding to the longest period of payment to ThCh$0 (ThCh$ 7,612 as of December 31, 2013) in Chile and ThCh$ 5,939,949 (ThCh$ 12.442.766 as of December 31, 2013) in Peru, to December 31, 2014. These operations are presented under “Other financial liabilities”

These operations are monitored on a regular basis so that these exposures do not adversely affect the consolidated financial ratios according to corporate policies with the final purpose of ensuring that the liquidity ratio and short term debt are within the parameters set up by management.

3.2.1.8.	Market risk.

The Company is exposed to market risk, which involves variations in interest and exchange rates that may affect its financial position, operating results and cash flows. The Company’s hedge policy calls for a periodic review of its exposure to interest and exchange rate risk for its main assets and obligations.

3.2.1.8.1.	Interest rate risk.

As of December 31, 2014, approximately 44% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rates. The remaining 56% was at variable interest rates including derivatives. Of the variable rate debt, approximately 99% is indexed to local interest rates (either as originally denominated or by re-denominating with derivatives).

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

As of and for December 31, 2014

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	USD	400,000,000	LIBOR 1M	(36.23)	101,133
				33.91	(94,648)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(42.86)	316,896
				43.19	(319,361)
Net liability	Ch$	184,819,697,369	TAB NOM 180	(37.04)	638,566
				45.07	(777,073)
Net liability	Ch$	607,851,430,000	CAM	(43.25)	2,147,451
				42.18	(2,094,005)
Net liability	BR$	698,216,971	CDI	(14.82)	668,159
				13.18	(594,228)
Net liability	COP$	296,642,344,553	DTF TA	(17.18)	135,386
				12.02	(94,704)
Net liability	COP$	66,762,674,279	IBR	(27.01)	48,663
				19.89%	(35,829)

As of and for December 31, 2013

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	BR$	408,216,971	CDI	(17.55)	355,709
				16.69	(338,364)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(41.98)	429,687
				42.11	(431,018)
Net liability	Ch$	247.319.697.369	TAB NOM 180	(35.80)	1,241,252
				40.79	(1,414,333)
Net liability	Ch$	608,001,430,000	CAM	(51.19)	2,113,604
				47,06	(3,468,242)

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

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (89%) is denominated in local currency. As of December 31, 2014, approximately 79% of the debt in U.S. dollars was hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

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

As of and for December 31, 2014

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	573,261,055	USD-CLP	606,75	-8,95%	552,46	31,120,559
					9,74%	665,82	(33,863,241)
Net liability	ARG	430,004,718	ARS-CLP	71,64	-14,55%	61,22	4,480,841
					11,25%	79,70	(3,466,153)
Net liability	UF	18,434,243	CLF-CLP	24.627,10	-0,496%	24.504,87	2,253,307
					2,460%	25.232,89	(11,167,289)
Net liability	COP	400,779,827,586	COP-CLP	0,26	-10,505%	0,23	10,743,949
					9,786%	0,28	(10,009,522)
Net liability	PEN	541,187,436	PEN-CLP	203,54	-8,387%	186,47	9,238,629
					9,450%	222,77	(10,409,018)
Net liability	BRL	1,025,118,587	BRL-CLP	228,19	-10,900%	203,32	25,497,495
					11,433%	254,28	(26,745,359)

As of and for December 31, 2013

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	564,405,018	USD-CLP	524.61	(9.17)	476.51	27,150,492
					10.23	578.26	(30,279,096)
Net liability	ARS	580,926,715	ARS-CLP	80.59	(13.62)	69.61	6,377,540
					11.75	90.06	(5,501,147)
Net liability	UF	30,758,874	CLF-CLP	23,306.56	(0.50)	23,190.87	3,558,539
					2.55	23,900.74	(18,276,283)
Net liability	COP	339,991,902,733	COP-CLP	0.27	(10.24)	0.24	9,482,918
					10.23	0.30	(9,472,797)
Net liability	PEN	281,143,707	PEN-CLP	187.88	(8.61)	171.71	4,545,638
					9.83	206.35	(5,191,347)
Net liability	BRL	432,869,191	BRL-CLP	222.45	(11.19)	197.55	10,779,103
					11.74	248.57	(11,304,624)

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

The Company assesses the fluctuation of the functional currencies compared to the presentation currency through a sensitivity analysis on equity and net assets in local currency using favorable and unfavorable scenarios, the amounts of exposure of all possible scenarios, including a general one, resulting from this analysis are as follows:

Currency	Rate of conversion	Scenarios	Flux on assets ThCh$	Flux%	Flux on Equity ThCh$	Flux %
ARG PESO	61,22	S1	(183,496,782)	-1.71	(79,807,950)	-1.86
	79,70	S2	164,306,474	1.53	71,461,542	1.67
COP PESO	0,23	S1	(146,562,723)	-1.37	(99,593,445)	-2.32
	0,28	S2	204,675,438	1.91	139,082,650	3.24
PER SOL	186,47	S1	(95,730,986)	-0.89	(58,943,555)	-1.37
	222,77	S2	115,414,604	1.08	71,063,168	1.66
BRL REAL	203,32	S1	(169,894,475)	-1.59	(85,233,060)	-1.99
	254,28	S2	177,159,943	1.65	88,878,018	2.07

All currencies		S1	(595,684,966)	-5.56	(323,578,010)	-7.54
		S2	661,556,459	6.17	370,485,378	8.63

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

Segment	2014
	Chile	Argentina	Perú	Colombia	Brasil
Supermarkets	9,60%	31,07%	10,65%	9,51%	10,30%

Department Stores	9,17%	—	8,89%	—	—

Home Improvement	9,54%	34,33%	—	9,23%	—

Segment	2013
	Chile	Argentina	Perú	Colombia	Brasil
Supermarkets	9,16%	27,57%	10,69%	9,33%	10,54%

Department Stores	8,83%	—	9,48%	—	—

Home Improvement	9,19%	28,78%	—	9,26%	—

The projection of flows is carried out by each country and by business segment. Using the functional currency of each country and the projection considered a horizon of 5 years perpetuity, unless they justify a different horizon. The projections are the historical information of the last year and the main macroeconomic variables that affect the markets. In addition projections considered a moderate organic growth and recurring investments needed to keep generating capacity of flow of each segment

The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each operating segment representing the cash generating unit determined to carry out the annual impairment test. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role that brand has in the generation of sales.

4.2.	Impairment of accounts receivable

The Company assesses the impairment of the accounts receivable when there is objective evidence that it will not be able to collect all the amounts according to the original terms of the account receivable (Note 2.12.2).

4.3	Investment property

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

This measurement corresponds to level II of the fair value hierarchy.

b) Fair value measurements for investment properties other than land.

The Company’s finance department is responsible for determining fair value measurements included in the financial statements, including Level 3 fair values of investment properties. The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (CFO) and the Audit Committee (AC). Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

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

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country. The rates used at December 31, 2014 were 7.09% in Chile, 22.53% in Argentina, 7.8% in Peru and 7.7% in Colombia (at December 31, 2013: 7.82% in Chile, 20.08% in Argentina, 8.38% in Peru and 8.24% in Colombia ). To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country.

As a result of the project of tax reform in Chile enacted in the second half of the year 2014, the Group conducted an assessment of changes in the legislation and included such in determining the fair value of the investment properties from June 30, 2014.

The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level and the main variables used are:

1.	Determination of the Discount Rate

The discount rate is reviewed quarterly for each country and consists of the following factors:

a)	BETA: Because the American market presents a greater number of comparable companies within this industry, using betas of companies in that country.

b)	Risk-free rate: It draws on the U.S. Treasury rate at 30 years (30yr T-Bond)

c)	Risk premium: Estimated on long-term returns of the stock market and the country risk of each transaction, estimated by the Credit Default Swap to 10 years (10yr CDS). In the case of Argentina’s country risk used is the average of the last three years.

d)	Leverage Ratio: Estimated as of BETA referring them on 66,4% equity and 33,6% debt.

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

Class	Country (*)	Unobservable input	Range

Malls	Chile	Discount rate (risk adjusted)	7.2% - 8.0%
		Expected revenue growth (real)(**)	0.5% - 1%
		Occupancy rate	90% - 100%

	Argentina	Discount rate (risk adjusted)	19.5% - 24%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

Office	Chile	Discount rate (risk adjusted)	7.2% - 8.0%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate (1st through 5th year)	50% - 90%
		Thereafter	80% - 98%

(*)	The group concentrates 89% of the total of the investment properties in Chile and Argentina.
(**)	For Costanera Shopping using 1.5% considering the level of maturation of this property.

The estimated fair value of the investment properties would increase (decrease) if:

•	Risk-adjusted discount rate were lower (higher)

•	Expected revenue growth were higher (lower)

•	The occupancy rate were higher (lower)

4.4	Fair value of derivatives

The fair value of financial instruments that are not traded in an active market as it is the case of the over-the-counter derivatives, is determined by using valuation techniques. The group uses its judgement to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The Group has used discounted cash flows analysis for various foreing exchange contracts and interest rate contracts that are not traded in active markets.

The net carrying amount of foreign exchange contracts and interest rate contracts would be an estimated ThCh$ 20,987,072 lower or ThCh$ 19,060,339 higher were the discount rate used in the discount cash flow analysis to differ by 10% from management’s estimates.

5	Cash and cash equivalents

The composition of this item as of December 31, 2014 and 2013 is the following:

	As of December 31,
Cash categories	2014	2013
	ThCh$	ThCh$
Cash in hand	44,859,904	47,627,336
Bank balances	129,874,187	105,893,186
Short-term deposits	44,137,702	18,191,103

Cash and cash equivalents	218,871,793	171,711,625

Cash and equivalents include cash, bank account balances and short term investments. Currency is as follows:

	As of December 31,
Currency	2014	2013
	ThCh$	ThCh$
Chilean Peso	89,101,619	75,215,858
Argentine Peso	28,382,909	23,234,710
US dollars	454,489	449,997
Peruvian New Sol	79,280,765	38,247,113
Brazilian Real	9,720,446	13,803,720
Colombian Peso	11,931,565	20,760,227

Total cash and cash equivalents	218,871,793	171,711,625

6	Other financial assets, current and non-current

The composition of this item as of December 31, 2014 and 2013 includes the following:

	As of December 31,
Other financial assets, current	2014	2013
	ThCh$	ThCh$
Shares	42,780	38,198
Mutual Funds Shares(*)	37,328,837	40,759,800
Hedging Derivatives	3,844,213	—
Highly liquid financial instruments	6,563,165	8,785,942

Total other financial assets, current	47,778,995	49,583,940

	As of December 31,
Other financial assets, non-current	2014	2013
	ThCh$	ThCh$
Hedging derivatives	285,331,116	77,188,270
Financial investments Long term	210,306	185,553
Account receivable due from Bretas (see 6.1 below)	16,938,176	15,031,535
Total other financial assets, non-current	302,479,598	92,405,358

(*)	Mutual Funds shares are mainly fixed rate investments.

6.1	Offsetting non-derivatives financial assets and liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends to either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The following financial assets and liabilities are subject to offsetting in accordance with paragraph 42 of IAS 32:

a)	As of December 31, 2014

Financial assets

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account receivable due from Bretas,	16,938,176	—	16,938,176	—	—	16,938,176

Financial liabilities

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial asset set off in the balance sheet	Net amounts of financial liability presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Debt purchase Bretas, current	(12,697,096)	—	(12,697,096)	(12,697,096)	—	—

b)	As of December 31, 2013

Financial assets

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account receivable due from Bretas,	26,099,794	(11,068,259)	15,031,535	—	—	15,031,535

Financial liabilities

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial asset set off in the balance sheet	Net amounts of financial liability presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Debt purchase Bretas, current	57,342,194	(11,068,259)	46,273,935	(15,031,534)	—	31,242,401

The agreement between the Group and Bretas´ former shareholders established the net settlement of the abovementioned financial assets and liabilities.

The agreement mentioned above relates to the acquisition of Bretas in October 2010. As part of this acquisition, the Group assumed certain tax contingencies and accounted them for in accordance with IFRS 3, however, the former shareholders of Bretas agreed on assuming these tax contingencies when their settlement becomes effective, which entitled the Group to account for a receivable amount as a guarantee and presented it as an offset of the non-current financial liability that the Group accounted for as a result of the outstanding consideration from the acquisition. The amount due to the former shareholders of Bretas was reclassified as current in the statement of the financial position as of December 31, 2014 based on the change of the nature of this liability regarding its presentation and an amendment of the terms of the existing agreement.

The initial agreement included that such contingencies (receivable) offset the balance due to the former owner of Bretas for the outstanding consideration relating to the acquisition of Bretas. In 2013, the balance for the outstanding consideration changed its nature regarding the presentation as the Group had agreed the payment of this amount in 2014. As a result of this change in presentation of the financial liability and the expected realization of the contingencies in the long term, the parties agreed that (a) the contingencies which realization is expected in the short term offset the financial liability for the outstanding consideration, and (2) all the payments that the Group makes for the contingencies in the long-term are to be deducted from the future lease payments made to the former shareholders of Bretas. This change in the agreement resulted in the presentation of a separate long-term receivable account for the tax contingencies assessed as such. As of December 31, 2013, the amount of the related tax contingency is presented as a long-term provision in the consolidated statement of financial position of the Group.

7	Derivative financial instruments

7.1	Financial assets and liabilities held at fair value through profit or loss

The Company, following the financial risk management policy described in Note 3, enters into financial derivative contracts to hedge exchange rate and interest rate fluctuation risks.

This account as of December 31, 2014, there are no contracts relating to hedging activities.

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

The Company has derivatives to hedge exposure to exchange rate and interest rate variation, particularly instruments classified as cross currency swaps (CCS), used to hedge debts denominated in Peruvian Nuevo Soles and U.S. dollars from bond placements and bank debt in those currencies. These instruments are classified as cash flow and fair value hedges. The fair value of these contracts as of December 31, 2014 represent an asset current of Th Ch$ 3,844,213 and asset – non current of ThCh$ 285,531,116 (ThCh$ 77,188,270 as asset non current of December 31, 2013) and a liability of ThCh$ 382,754 (ThCh$ 358,936 as of December 31, 2013).

These financial instruments are recorded in the accounts current and non-current financial assets and current and non-current financial liabilities. The liabilities are detailed in Note 17.4 and the asset in Note 6.

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

Instruments at fair value through profit or loss and hedge instruments are detailed in Note 3.

7.3	Assets and liabilities derivatives designated as hedges

The following table indicates the period in which the cash flows associated with cash hedges are expected to occur and the carrying amounts of the related hedging instruments.

	Carrying amount	Expected cash flows
December 31, 2014		One year or less	More than one year
	ThCh$	ThCh$	ThCh$

Cross Currency Swap
Assets	289,175,329	35,071,613	1,110,934,627
Liabilities	—	—	—
Interest Rate Swap
Liabilities	382,754	—	—

	Carrying amount	Expected cash flows
December 31, 2013		One year or less	More than one year
	ThCh$	ThCh$	ThCh$

Cross Currency Swap
Assets	77,188,270	2,623,050	905,111,113
Liabilities	111,456	6,715,008	8,288,838
Interest Rate Swap
Liabilities	247,480	—	—

8	Trade receivables and other receivables

Trade receivables and other receivables as of December 31, 2014 and 2013 are as follows:

	As of December 31,
Trade receivables and other receivables, net, current	2014	2013
	ThCh$	ThCh$
Trade receivables net, current	190,629,343	189,382,770
Credit card receivables net, current	272,626,749	573,299,096
Other receivables, net, current	317,357,759	319,894,783
Letters of credit loans	962,903	726,828
Consumer installment credit—(Banco Paris)		50,144,076

Total	781,576,754	1,133,447,553

	As of December 31,
Trade receivables and other receivables, net, non-current	2014	2013
	ThCh$	ThCh$
Trade receivables net, non-current	960,006	874,953
Credit card receivables net, non-current	2,800,679	54,857,341
Other receivables, net, non-current(1)	20,614,649	14,972,281
Letters of credit loans	10,402,021	11,079,842
Consumer installment credit—(Banco Paris)		74,055,395

Total	34,777,355	155,839,812

	As of December 31,
Trade receivables and other receivables, gross, current	2014	2013
	ThCh$	ThCh$
Trade receivables gross, current	210,196,220	207,511,530
Credit card receivables gross, current	287,514,053	615,717,408
Other receivables gross, current	328,546,822	336,000,114
Letters of credit loans	962,904	951,689
Consumer installment credit—(Banco Paris)		64,867,699

Total	827,219,999	1,225,048,440

	As of December 31,
Trade receivables and other receivables, gross, non-current	2014	2013
	ThCh$	ThCh$
Trade receivables gross, non-current	960,006	874,953
Credit card receivables gross, non-current	2,800,679	54,857,341
Other receivables gross, non-current	20,614,649	14,972,280
Letters of credit loans, non-current	10,402,021	11,079,844
Consumer installment credit, non-current	—	74,055,395

Total	34,777,355	155,839,813

	As of December 31,
Trade receivables and other receivables close to maturity	2014	2013
	ThCh$	ThCh$
Less than three months	606,401,384	787,246,457
Between three and six months	73,829,507	108,689,500
Between six and twelve months	46,238,087	137,131,540
In more than twelve months	34,777,355	155,839,812

Total	761,246,333	1,188,907,309

Please refer to table 1-1 in Note 3 to see the trade receivables’ and other receivables’ fair value.

The maturity of past due trade receivables as of December 31, 2014 and 2013 is as follows:

	As of December 31,
Trade receivables past due but not impaired	2014	2013
	ThCh$	ThCh$
Past due in less than three months	54,092,055	144,856,572
Past due between three and six months	18,260,439	27,167,160
Past due between six and twelve months	5,791,956	5,919,720
Past due in more than twelve months	22,606,571	14,037,491

Total	100,751,021	191,980,943

The movement of the bad debt allowance is as follows:

	As of December 31,
Change in bad debt allowance	2014	2013
	ThCh$	ThCh$
Initial balance	91,600,887	93,609,839
Increase in provision	107,419,389	87,813,321
Utilized provision	(97,906,650-)	(89,822,273)

Reclassification to assets held for sale (note 34)	(55,470,381)	—

Total	45,643,245	91,600,887

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

	As of December 31,
Receivables portfolio	2014		2013
	ThCh$	%	ThCh$	%
Current credit card receivables, gross	287,514,053	99	615,717,408	91
Non—current credit card receivables, gross	2,800,679	1	54,857,341	9

Total credit card receivables	290,314,732	100	670,574,749

Chilean credit card	—		444,461,099	66
Credit card Más	—		443,887,523
Credit card Johnson’s	—		573,576
Argentine credit card	220,392,098	76	169,088,073	25
Peruvian credit card	69,922,634	24	57,025,577	9

Total credit card receivables	290,314,732	100	670,574,749	100

Receivables portfolio Non-current assets reclassified to assets held for sale	As of December 312014
	ThCh$	%
Current credit card receivables, gross	426,660,055

Total credit card receivables	426,660,055

Chilean credit card	426,660,055
Credit card Más	426,562,388	100
Credit card Johnson’s	97,667	0,0

Total credit card receivables	426,660,055	100

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

c)	Bad debt allowances are determined using a model that brings together banking industry best practices, in line with Basel criteria, in order to estimate the level of allowances necessary to cover the portfolio’s potential risk. This model segments cardholders in different clusters to better estimate losses, classifying renegotiated cardholders, among others, in a special category. The validation and sufficiency of the allowance model is monitored on a monthly basis by the Risk Committee using defined back testing and sufficiency analyses. Beginning in December 31, the Board of Directors of Cencosud Group, through its Corporate Risk Committee, decided to begin establishing anti-cyclical provisions for a total of ThCh$3,902, which is increasingly being adopted as a best practice by the international and local banking industry. These provisions, which are established in economically favorable periods with low unemployment rates and high growth rates, allow the company to prepare for recessionary economic cycles and their impact on the cardholder portfolio.

d)	The write-off policy establishes that 100% of all accounts with more than 6 invoices past due be written off and that such amounts be fully recognized as a loss in the statement of income. All cardholders that subsequently pay all or part of their written-off debt are recognized as recovered write-offs in the statement of income.

e)	Credit terms (months)

		Range
	Average term	Minimum	Maximum
Purchases	3	1	36
Affiliated businesses	3	1	36
Cash advances	14	3	48
Renegotiated	23	4	24
Refinancing	7	4	12

2.	Definition of portfolio types.

Considers 2 types of policies in restructuring debt in default:

a.	Renegotiation Policy: establishes the conditions for restructuring 100% of the cardholder’s debt in default.

b.	Refinancing Policy: establishes the conditions for restructuring 100% of the cardholder’s invoiced debt.

3.	Portfolio stratification

As of December 31, 2014

Credit card Más Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	1,125,311	331,498,568	29,193	15,168,091	346,666,659
01-30 days	91,502	37,668,543	10,476	5,703,919	43,372,462
31-60 days	29,172	8,946,609	6,202	3,288,972	12,235,581
61-90 days	17,361	5,190,493	4,731	2,555,810	7,746,303
91-120 days	12,867	4,064,153	3,526	1,939,699	6,003,852
121-150 days	10,307	3,548,797	2,880	1,593,028	5,141,825
150-180 days	10,503	3,866,737	2,705	1,528,969	5,395,706
>180 days	—	—	—	—	—

Total	1,297,023	394,783,900	59,713	31,778,488	426,562,388

As of December 31, 2014

ThCh$
Total allowance on non-refinanced portfolio	15,097,967	As of December 31, 2014
Total allowance on refinanced portfolio	7,516,375	As of December 31, 2014
Total write-offs for the period	44,591,383	Write-offs between January 1 and December 31, 2014
Total recovered for the period	16,416,423	Write-offs recovered between January 1 and December 31, 2014

N°
Number of cards issued (not additional cards)	2,662,034	Stock as of December 31, 2014
Number of cards with outstanding balances	1,356,736	Stock as of December 31, 2014

Average number of refinances	7,718	Average number of accounts refinanced monthly between January 1 and December 31, 2014

Total refinanced receivables (ThCh$)	31,778,488	Stock of refinanced portfolio as of December 2014

% refinanced / non-refinanced portfolio	4.60%	Number of refinanced customers/non-refinanced customers

As of December 31, 2013

Credit card Más Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	1,232,001	346,218,316	34,947	15,740,292	361,958,608
01-30 days	91,698	37,659,571	14,681	6,620,467	44,280,038
31-60 days	28,309	9,012,903	8,351	3,967,265	12,980,168
61-90 days	16,190	4,800,557	5,744	2,761,775	7,562,332
91-120 days	12,425	3,837,416	4,721	2,321,809	6,159,225
121-150 days	10,248	3,464,801	3,878	1,938,661	5,403,462
150-180 days	10,686	3,647,565	3,600	1,896,125	5,543,690
>180 days	—	—	—	—	—

Total	1,401,557	408,641,129	75,922	35,246,394	443,887,523

As of December 31, 2013

ThCh$
Total allowance on non-refinanced portfolio	20,519,859	As of December 2013
Total allowance on refinanced portfolio	8,473,679	As of December 2013
Total write-offs for the period	57,018,013	Write-offs between Jan and Dec 2013

Total recovered for the period	18,201,984	Write-offs recovered between Jan and Dec 2013

N°
Number of cards issued (not additional cards)	2,930,288	Stock as of December 2013
Number of cards with outstanding balances	1,477,479	Stock as of December 2013
Average number of refinances	7,820	Average number of accounts refinanced monthly between Jan and Dec 2013
Total refinanced receivables (ThCh$)	35,246,394	Stock of refinanced portfolio as of December 2013
% refinanced / non-refinanced portfolio	5.42%	Number of refinanced customers/non-refinanced customers

4.	Portfolio allowance factors

As of December 31, 2014

Credit card Más Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	0.8	18.3
01-30	5.0	20.4
31-60	20.0	16.8
61-90	36.8	29.7
91-120	51.5	38.6
121-150	63.6	48.8
151-180	64.2	48.8
>180 days	—	—

Total	3.8	23.7

As of December 31, 2013

Credit card Más Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.9	16.9
01-30	7.1	20.8
31-60	24.7	17.0
61-90	43.1	31.7
91-120	57.4	40.2
121-150	68.8	50.9
151-180	69.4	50.9
>180 days	—	—

Total	5.0	24.0

.0

5.	Risk ratios. (% provision/portfolio)

As of December 31, 2014

Credit card Más risk ratios (allowance / portfolio)%

Non-refinanced portfolio	3.8	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio

Refinanced portfolio	23.7	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio

Total portfolio	5.3	Stock of total allowances/ Stock of total portfolio
Write off ratio	6.0

As of December 31, 2013

Credit card Más risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.0	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	24	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	6.5	Stock of total allowances/ Stock of total portfolio
Write off ratio	9.4

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

In December 2012, the portfolio of TMO was included in the portfolio of Cencosud Administradora de Tarjeta. As of December 31, 2014, the carrying value of the portfolio amounts to M$ 97,667 (85% of this amount represents customers who renegotiated) and shows a bad debt provision of M$ 66,800.

ARGENTINA

1.	Credit policies.

a)	Customers are selected using policies with parameters based on the credit assessment system. The approval decision and the credit limit are based on a combination of statistical models, payment history in the financial system and an estimate of the applicant’s income level. The minimum payment is between 10% and 30% depending on the risk of the customer for shopping segment up to 5 and 100% for purchases greater than 5 quota: associated trades represent December a 22% of total sales. Not offered financial products of advance cash.

b)	Collections policy: during the first 90 days of delay, the company aims to ensure that the cardholder pays its debt in default and recovers access to credit. Refinancing requires an initial payment of at least 50% of the unpaid minimum payment and are limited to a maximum of once every six months. For cardholders more than 90 days in default, the card is blocked indefinitely and a new payment plan is established based on their willingness and capacity to pay.

c)	Allowances: allowances are calculated each month by applying statistical methodology that combines portfolio behavior over the last 12 months. The portfolio is also segmented into clusters based on the likelihood of non-payment calculated when the account is opened and also the cardholder’s seniority. The company verifies that the calculated allowances charge the expected losses in the current period and also that they exceed the requirements of the local regulator (BCRA). Conservative allowances are added based on new factors that may not be taken into consideration by the statistical methodology.

d)	Write-off policy: The local regulator requires allowances for 100% of delinquent debt once it is 360 days past due. However, Cencosud applies their owncriteria of establishing allowances for 100% of accounts that are 180 days past due. Currently, because of a limitation with the card processing system in Argentina, accounts are not written-off in accounting at 360 days. However, the 100% allowance is maintained.

Average Terms for Credit Cards and Refinancing (months)

Range of terms	Portfolio
%
Payment upon invoicing	17.50
Installments 0-3 M	31.72
Installments 3-6 M	22.02
Installments 6-12 M	10.79
Installments +12 M	17.97
Average term for portfolio	6.69

Range of terms for refinanced collections	Portfolio
%
Installments 0-3 M	8.2
Installments 3-6 M	31.1
Installments 6-12 M	48.2
Installments +12 M	12.5
Average term for refinanced collections in months	11.4

2.	Definition of portfolio types.

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

3.	Portfolio stratification

As of December 31, 2014

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	787,949	188,443,617	5,254	2,815,381	191,258,998
01-30 days	94,951	20,002,040	1,993	685,699	20,687,739
31-60 days	16,694	3,217,508	938	390,654	3,608,162
61-90 days	8,710	1,969,955	571	276,826	2,246,781
91-120 days	3,850	978,019	277	153,264	1,131,283
121-150 days	2,588	790,351	79	34,186	824,537
150-180 days	2,188	633,775	2	823	634,598
>180 days

Total	916,930	216,035,265	9,114	4,356,833	220,392,098

M$
Total allowance on non-refinanced portfolio	6,328,417	Stock as of December 2014
Total allowance on refinanced portfolio	1,661,563	Stock as of December 2014

Total write-offs for the period	371,365	Write-offs between Jan and Dec 2014

Total recovered for the period	464,531	Write-offs recovered between Jan and Dec 2014

N°

Number of cards issued (not additional cards)	1,232,252	Stock as of December 2014
Number of cards with outstanding balances	926,044	Stock as of December 2014

Average number of refinancing	1,401	Average number of accounts refinanced monthly between Jan and Dec 2014
Total refinanced receivables	4,356,833	Stock of refinanced portfolio as of December 2014

% refinanced / non-refinanced portfolio	0.99	Number of refinanced customers/non-refinanced customers

As of December 31, 2013

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	673,223	144,439,434	2,792	689,093	145,128,527
01-30 days	86,911	17,721,705	928	242,134	17,963,839
31-60 days	22,973	3,190,021	516	151,723	3,341,744
61-90 days	7,787	1,057,097	239	72,109	1,129,206
91-120 days	3,117	607,332	128	44,948	652,280
121-150 days	2,570	570,801	54	15,385	586,186
150-180 days	1,180	284,304	4	1,174	285,478
>180 days	17	813	—	—	813

Total	797,778	167,871,507	4,661	1,216,566	169,088,073

As of December 31, 2013

M$
Total allowance on non-refinanced portfolio	4,027,068	Stock as of December 2013
Total allowance on refinanced portfolio	555,750	Stock as of December 2013

Total write-offs for the period	7,225,842	Write-offs between Jan and Dec 2012

Total recovered for the period	2,494,930	Write-offs recovered between Jan and Dec 2013

N°

Number of cards issued (not additional cards)	1,171,323	Stock as of December 2013
Number of cards with outstanding balances	802,439	Stock as of December 2013

Average number of refinancing	943	Average number of accounts refinanced monthly between Jan and Dec 2013

Total refinanced receivables	1,216,566	Stock of refinanced portfolio as of December 2013

% refinanced / non-refinanced portfolio	0.58	Number of refinanced customers/non-refinanced customers

4.	Portfolio allowance factors.

As of December 31, 2014

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.8	33.6
01-30	2.2	33.6
31-60	9.5	72.0
61-90	27.8	100.0
91-120	45.1	100.0
121-150	68.6	100.0
151-180	90.6	100.0
>180 days	—	—

Total	2.9	46.4

As of December 31, 2013

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.5	33.6
01-30	2.1	33.6
31-60	10.7	72.0
61-90	27.9	100.0
91-120	44.6	100.0
121-150	60.3	100.0
151-180	85.6	100.0
>180 days	100.0	—

Total	2.4	45.7

5.	Risk ratios (% provision/portfolio).

As of December 31, 2014

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	2.9	Stock of allowances on non-refinanced portfolio/Stock of non-refinanced portfolio
Refinanced portfolio	46.4	Stock of allowances on refinanced portfolio/Stock of refinanced portfolio
Total portfolio	3.6	Stock of total allowances/Stock of total portfolio
Write off ratio	3.6

As of December 31, 2013

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	2.4	Stock of allowances on non-refinanced portfolio/Stock of non-refinanced portfolio
Refinanced portfolio	45.7	Stock of allowances on refinanced portfolio/Stock of refinanced portfolio
Total portfolio	2.7	Stock of total allowances/Stock of total portfolio
Write off ratio	3.3

PERU

1.	Credit policies.

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

2.	Definition of portfolio types.

The portfolio is divided into two groups:

•	Non-refinanced portfolio.

•	Refinanced portfolio, which includes cardholders that are at least one day delinquent. They must make a minimum payment and the debtor classification (and therefore the allowance) must be maintained or increased based on the regulations mentioned above.

3.	Portfolio stratification

As of December 31, 2014

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	221,583	59,983,701	2,904	1,087,167	61,070,868
01-30 days	8,171	2,837,752	698	280,541	3,118,293
31-60 days	4,818	1,909,791	620	248,621	2,158,412
61-90 days	3,112	1,273,760	329	132,164	1,405,924
91-120 days	3,677	1,605,737	262	117,557	1,723,294
121-150 days	726	326,899	46	18,323	345,222
150-180 days	108	65,072	5	8,119	73,191
>180 days	1,015	25,146	31	2,284	27,430

Total	243,210	68,027,858	4,895	1,894,776	69,922,634

As of December 31, 2014

ThCh$
Total allowance on non-refinanced portfolio	3,770,364	Stock as of December 2014
Total allowance on refinanced portfolio	975,623	Stock as of December 2014
Total write-offs for the period	4,157,960	Write-offs between Jan and Dec 2014
Total recovered for the period	753,560	Write-offs recovered between Jan and Dec 2014

N°
Number of cards issued (not additional cards)	532,168	Stock as of December 2014
Number of cards with outstanding balances	248,105	Stock as of December 2014
Average number of refinances	578	Average number of accounts refinanced monthly between Jan and Dec 2014
Total refinanced receivables	1,894,776	Stock of refinanced portfolio as of December 2014
% refinanced / non-refinanced portfolio	2.01	Number of refinanced customers/non- refinanced customers

As of December 31, 2013

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	226,953	50,424,409	327	72,013	50,496,422
01-30 days	10,344	2,606,274	64	17,102	2,623,376
31-60 days	5,281	1,268,826	15	4,116	1,272,942
61-90 days	3,479	764,649	15	3,210	767,859
91-120 days	3,931	888,699	29	11,355	900,054
121-150 days	872	222,351	20	5,091	227,442
150-180 days	226	31,789	31	13,708	45,497
>180 days	2,526	614,610	162	77,375	691,985

Total	253,612	56,821,607	663	203,970	57,025,577

As of December 31, 2013

ThCh$
Total allowance on non-refinanced portfolio	3,107,209	Stock as of December 2013
Total allowance on refinanced portfolio	155,844	Stock as of December 2013
Total write-offs for the period	9,056,228	Write-offs between Jan and Dec 2013
Total recovered for the period	717,359	Write-offs recovered between Jan and Dec 2013

N°
Number of cards issued (not additional cards)	541,570	Stock as of December 2013
Number of cards with outstanding balances	254,275	Stock as of December 2013
Average number of refinances	—	Average number of accounts refinanced monthly between Jan and Dec 2013
Total refinanced receivables	203,970	Stock of refinanced portfolio as of December 2013
% refinanced / non-refinanced portfolio	0.26	Number of refinanced customers/non-refinanced customers

4.	Portfolio allowance factors.

As of December 31, 2014

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.5	38.6
01-30	6.8	44.1
31-60	26.3	65.3
61-90	60.0	80.8
91-120	60.0	94.2
121-150	100.0	100.0
151-180	100.0	100.0
>180 days	100.4	1140.1
Total	5.5	51.5

As of December 31, 2013

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.5	43.3
01-30	6.4	60.8
31-60	26.5	91.6
61-90	60.0	94.1
91-120	59.9	99.4
121-150	99.8	100.0
151-180	99.9	100.0
>180 days	100.0	100.0

Total	5.5	76.4

5.	Risk ratios (% provision/portfolio)

As of December 31, 2014

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.5	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	51.5	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	6.8	Stock of total allowances / Stock of total portfolio

Note:

Allowances and allowance ratios do not include millions ThCh$ 784 in anti-cyclical provisions that are included based on international and domestic banking industry best practices and in line with the Basel standards in order to be prepared for future changes in macroeconomic conditions.

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

9.1	Trade receivables from related entities

The composition of the item as of December 31, 2014 and December 31, 2013 is as follows:

		Receivables from related entities				Balance as of
Tax ID Number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						12/31/2014	12/31/2013	12/31/2014	12/31/2013
						ThCh$	ThCh$	ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Dividends receivable	Current	Associate	Chilean Pesos	1,371,016	432,303	—	—

Total						1,371,016	432,303	—	—

9.2	Trade payables to related entities

The composition of the item as of December 31, 2014 and December 31, 2013 is as follows:

		Payables to related entities				Balance as of
Tax ID number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						12/31/2014	12/31/2013	12/31/2014	12/31/2013
						ThCh$	ThCh$	ThCh$	ThCh$
	Loyalti del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	3,302,006	556,494	—	—

						3,302,006	556,494	—	—

9.3	Transactions with related parties and impact on income

The operations and its impact on income are presented for the years ended December 31, 2014 and December 31, 2013, as follows:

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2014	Impact to income (charge /credit)	12/31/2013	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
3.294.888-k	Horst Paulmann Kemna	Chairman	Dividends paid	Chilean pesos	Chile	1,448,867	—	2,011,560	—
4.580.001-6	Helga Koepfer Schoebitz	Shareholder	Dividends paid	Chilean pesos	Chile	63,867	—	88,771	—
76.425.400-7	Inversiones Tano Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	9,431,893	—	13,094,931	—
86.193.900-6	Inversiones Quinchamali Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	11,919,602	—	16,637,640	—
96.802.510-4	Inversiones Latadia Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	11,346,441	—	15,753,026	—
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	257,880	—	358,033	—
8.953.509-3	Peter Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	256,387	—	355,959	—
8953510-7	Heike Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	253,168	—	351,490	—
0-E	Plaza Lima Norte	Company director relationship	Leases paid	Peruvian New Sol	Peru	940,167	(940,167)	614,638	(614,638)
0-E	Plaza Lima Norte	Company director relationship	Utilities paid	Peruvian New Sol	Peru	386,679	(386,679)	286,775	(286,775)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	2,844,602	(2,844,602)	2,990,827	(2,990,827)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Utilities Paid	Chilean pesos	Chile	2,068,690	(2,068,690)	2,327,237	(2,327,237)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Dividends collected	Chilean pesos	Chile	5,153,267	—	2,461,185
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	39,915	39,915	8,901	8,901
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	804,477	(804,477)	707,765	(707,765)
92.434.000-0	Besalco S.A.	Common director	Services provided	Chilean pesos	Chile			307	(307)
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	1,916,998	(1,916,998)	2,506,186	(2,506,186)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	64,398	(64,398)	2,999	2,999
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	402,676	402,676	478,364	478,364
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	183,740	183,740	231,157	231,157

Transactions
Tax ID Number	Company	Name of relationship	Transaction description	Currency	Country	12/31/2014	Impact to Income (charge /credit)	12/31/2013	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile			828	828
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	538,564	(538,564)	385,807	(385,807)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	188,315	188,315	231,442	231,442
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Sale of goods	Chilean pesos	Chile	19,795	19,795
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	66,079	66,079	87,275	87,275
88.983.600-8	Teleductos S.A.	Common director	Leas collected	Chilean pesos	Chile	119,447	(119,447)
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	703,940	(703,940)	939,346	(939,346)
88.983.600-8	Teleductos S.A.	Common director	Leases paid	Chilean pesos	Chile	7,858	(7,858)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	669,474	(669,474)	676,841	(676,841)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	7,329	(7,329)	8,499	(8,499)
77.978.800-8	Neuralis Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile	13,026	(13,026)	5,769	(5,769)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	598,503	(598,503)	616,338	(616,338)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	18,001	18,001	22,206	22,206
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	1,013,524	(1,013,524)	738,464	(738,464)
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Sale of goods	Chilean pesos	Chile	25,531	25,531	5,365	(5,365)
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Leases paid	Chilean pesos	Chile	203,185	203,185
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Common expenses collected	Chilean pesos	Chile	14,777	14,777
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	2,820,967	(2,820,967)	2,064,849	(2,064,849)
96.628.870-1	Entel Telefonia Local S.A.	Common director	Services provided	Chilean pesos	Chile	49,413	(49,413)	18,019	(18,019)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	304,780	(304,780)	134,992	(134,992)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	8,180,454	(8,180,454)	12,753,566	(12,753,566)
96.566.940-K	Cia Nacional de Telefonos, Telefonica del Sur S.A.	Common director	Services provided	Chilean pesos	Chile	1,881	1,881	—	—
96.566.940-K	Cia Nacional de Telefonos, Telefonica del Sur S.A.	Common director	Leas collected	Chilean pesos	Chile	—	—	6,119	(6,119)
4773765-6	Cristian Eyzaguirre Johnston	Common director	Services provided	Chilean pesos	Chile	103,676	(103,676)
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	1,062,352	(1,062,352)	1,245,503	(1,245,503)
79.675.370-5	Assets- Chile S.A.	Common director	Sale of goods	Chilean pesos	Chile	4,958	4,958	906	(906)
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile	15,414	(15,414)	28,595	(28,595)

Transactions
Tax ID Number	Company	Name of relationship	Transaction description	Currency	Country	12/31/2014	Impact to Income (charge /credit)	12/31/2013	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
O-3	JetAviation Flight Services Inc.	Company, director relationship	Services provided	Chilean pesos	Chile	675,534	(675,534)	1,144,040	(1,144,040)
92434000	Besalco S.A	Common director	Services provided	Chilean pesos	Chile	1,753	(1,753)	307	(307)
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	11,654	11,654	15,141	15,141
88.417.000-1	Sky Airline S.A.	Company, director relationship	Other expenses collected	Chilean pesos	Chile	3,922	3,922	5,632	5,632
88.417.000-1	Sky Airline S.A.	Company, director relationship	Compra pasajes aéreos	Chilean pesos	Chile	46	(46)
79689080-0	Inversiones e Inmobiliaria Inmo Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile	300,000	300,000	—	—

Addition information required by SVS (Superintendencia de Valores y Seguros) as per communication N° 3592 dated January 31, 2014.

a)	Transactions between the holding company Cencosud S.A and its direct and indirect subsidiaries.

Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2013	Impact to income (charge /credit)	12/31/2013	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
93.834.000-5	Cencosud Chile S.A.	Common control	Admin and operational fees	Chilean peso	Chile	77,292,455	(77,292,455)	74,020,423	(74,020,423)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Leases	Chilean peso	Chile	63,018,336	(63,018,336)	61,551,936	(61,551,936)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Utilities	Chilean peso	Chile	17,232,385	(17,232,385)	17,799,619	(17,799,619)
84.671.700-5	Cencosud Retail S.A.	Common control	Leases	Chilean peso	Chile	187,220	(187,220)	32,302	(32,302)
84.671.700-5	Cencosud Retail S.A.	Common control	Sales of inventory	Chilean peso	Chile	14,794,721	(14,794,721)	14,163,609	(14,163,609)
78.410.990-8	Adm. del Centro Comercial Alto las Condes Ltda.	Common control	Utilities	Chilean peso	Chile	23,826,124	(23,826,124)	25,658,822	(25,658,822)
96.671.750-5	Easy S.A.	Common control	Sale of inventory	Chilean peso	Chile	970,790	(970,790)	1,845,056	(1,845,056)
78.410.310-2	Food & Fantasy Ltda.	Common control	Services rendered	Chilean peso	Chile	30	(30)	3,893	(3,893)
99.500.840-8	Cencosud Administradora de Tarjetas S.A.	Common control	Admin and operational fees	Chilean peso	Chile	506,013	(506,013)	533,173	(533,173)
96.732.790-5	Inmobiliaria Santa Isabel S.A.	Common control	Leases	Chilean peso	Chile	475,751	(475,751)	455,555	(455,555)
99.566.580-8	Jumbo Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	43,945,582	(43,945,582)	67,247,586	(67,247,586)
99.571.870-7	Jumbo Administradora Temuco S.A.	Common control	Admin and operational fees	Chilean peso	Chile	13,470,106	(13,470,106)	21,795,347	(21,795,347)
88.235.500-4	Sociedad Comercial de Tiendas S.A.	Common control	Leases	Chilean peso	Chile	4,520,709	(4,520,709)	4,728,446	(4,728,446)
76.365.580-6	Jumbo Administradora Norte S.A.	Common control	Admin and operational fees	Chilean peso	Chile	20,024,368	(20,024,368)	26,976,444	(26,976,444)
76.365.590-3	Easy Administradora Norte S.A.	Common control	Admin and operational fees	Chilean peso	Chile	6,691,396	(6,691,396)	10,276,427	(10,276,427)
76.433.310-1	Costanera Center S.A.	Common control	Easement	Chilean peso	Chile	26,202,640	(26,202,640)	18,659,833	(18,659,833)
77.312.480-9	Administradora de Servicios Paris Ltda.	Common control	Commissions	Chilean peso	Chile	9,826	(9,826)	7,013	(7,013)
76.476.830-2	Circulo Mas S.A.	Common control	Services rendered	Chilean peso	Chile	29,187,114	(29,187,114)	23,252,183	(23,252,183)
76.568.660-1	Cencosud Administradora de Procesos S.A.	Common control	Admin and operational fees	Chilean peso	Chile	2,356,186	(2,356,186)	1,882,904	(1,882,904)
76.023.825-2	Cencosud Servicios Integrales S.A.	Common control	Commissions	Chilean peso	Chile	4,458,884	(4,458,884)	7,187,656	(7,187,656)
77.302.910-k	Logística y Distribución Paris Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	5,000,345	(5,000,345)	5,000,345	(5,000,345)
78.448.780-6	Paris Administradora Sur Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	13,297,824	(13,297,824)	20,885,489	(20,885,489)
77.251.760-2	Jumbo Supermercados Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	65,019,331	(65,019,331)	4,462,799	(4,462,799)
77.779.000-5	Paris Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	63,740,691	(63,740,691)	56,355,833	(56,355,833)
76.819.580-3	Santa Isabel Administradora Norte Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	16,069,134	(16,069,134)	22,084,068	(22,084,068)
76.819.500-5	Santa Isabel Administradora Sur Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	13,775,048	(13,775,048)	19,589,136	(19,589,136)

Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2013	Impact to income (charge /credit)	12/31/2013	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
79.829.500-4	Eurofashion Ltda.	Common control	Sale of inventory	Chilean peso	Chile	15,672,569	(15,672,569)	16,120,799	(16,120,799)
76.062.794-1	Santa Isabel Administradora S.A.	Common control	Admin and operational fees	Chilean peso	China	76,789,213	(76,789,213)	61,089,375	(61,089,375)
O-E	Cencosud (Shanghai) Trading Co., Ltd	Common control	Admin and operational fees	Chilean peso	Chile	2,016,567	(2,016,567)	1,637,824	(1,637,824)
96.988.700-2	MegaJohnson’s Administradora S.A.	Common control	Admin and operational fees	US dollar	Chile	10,536,486	(10,536,486)	5,648,963	(5,648,963)
76.190.379-9	Cencosud Retail Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	7,468,314	(7,468,314)	10,278,884	(10,278,884)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Leases	Chilean peso	Chile	5,934,388	(5,934,388)	6,365,437	(6,365,437)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Utilities	Chilean peso	Chile	3,118,535	(3,118,535)	2,578,189	(2,578,189)
O-E	Cencosud Argentina S.A.	Common control	Leases	Argentine peso	Argentina	12,131,063	(12,131,063)	7,407,554	(7,407,554)
O-E	Cencosud Argentina S.A.	Common control	Utilities	Argentine peso	Argentina	7,859,099	(7,859,099)	8,260,750	(8,260,750)
O-E	Cencosud Argentina S.A.	Common control	Sale of inventory	Argentine peso	Argentina	1,513,651	(1,513,651)	4,892,716	(4,892,716)
O-E	Cencosud Argentina S.A.	Common control	Commissions	Argentine peso	Argentina	14,519,700	(14,519,700)	13,874,286	(13,874,286)
O-E	Jumbo Retail Argentina S.A.	Common control	Leases	Argentine peso	Argentina	209,253	(209,253)	528,900	(528,900)
O-E	Jumbo Retail Argentina S.A.	Common control	Sale of inventory	Argentine peso	Argentina	9,189,946	(9,189,946)	9,336,677	(9,336,677)
O-E	Invor S.A.	Common control	Leases	Argentine peso	Argentina	403,995	(403,995)	413,845	(413,845)

b)	Financing activities between related parties and their conditions

As of December 31, 2014

Grantor	Tax ID	Country	Receiving entity	Country	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
				ThCh$	ThCh$				ThCh$	ThCh$	ThCh$
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail S.A.	Chile	Fund transfer	Chilean peso	—	1,929,125,918	1,743,820,640	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Shopping Centers S.A.	Chile	Fund transfer	Chilean peso	—	60,092,367	163,357,065	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Administradora Centro Comercial Alto Las Condes Ltda.	Chile	Fund transfer	Chilean peso	—	51,327,427	51,698,061	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Easy S.A.	Chile	Fund transfer	Chilean peso	—	388,951,685	369,675,430	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Comercial Food And Fantasy Ltda.	Chile	Fund transfer	Chilean peso	—	2,108,623	2,517,818	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Chile	Prepaid capital contributions	Chilean peso	—	331,950	6,819,980	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Chile	Prepaid capital contributions	Chilean peso	—	20,014,602	—	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Administradora de Tarjetas S.A.	Chile	Fund transfer	Chilean peso	—	899,565,998	721,525,370	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora S.A.	Chile	Fund transfer	Chilean peso	—	49,292,680	56,012,535	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Temuco S.A.	Chile	Fund transfer	Chilean peso	—	17,720,641	19,934,968	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Corredora de Seguros Ltda.	Chile	Fund transfer	Chilean peso	—	5,000	—	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercial de Tiendas S.A.	Chile	Fund transfer	Chilean peso	—	5,149,197	10,586,718	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Norte Ltda.	Chile	Fund transfer	Chilean peso	—	21,107,219	26,639,139	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Easy Administradora Norte S.A.	Chile	Fund transfer	Chilean peso	—	6,394,897	8,446,053	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Costanera Centers S.A.	Chile	Fund transfer	Chilean peso	—	35,737,812	37,487,732	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Circulo Mas S.A.	Chile	Fund transfer	Chilean peso	—	14,748,662	13,505,310	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Administradora de Procesos S.A.	Chile	Fund transfer	Chilean peso	—	42,927,818	27,048,407	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Servicios Integrales S.A.	Chile	Fund transfer	Chilean peso	—	78,802,594	51,256,909	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Logistica y Distribución Paris Ltda.	Chile	Fund transfer	Chilean peso	—	6,118,691	5,575,325	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Sur Ltda.	Chile	Fund transfer	Chilean peso	—	23,227,011	17,520,186	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Administradora y Comercial Puente Alto Ltda.	Chile	Fund transfer	Chilean peso	—	49,437,476	49,449,320	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Ltda.	Chile	Fund transfer	Chilean peso	—	89,256,845	75,662,400	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora Norte S.A.	Chile	Fund transfer	Chilean peso	—	19,738,757	23,973,062	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora Sur S.A.	Chile	Fund transfer	Chilean peso	—	13,392,970	16,887,329	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Eurofashion Ltda.	Chile	Fund transfer	Chilean peso	—	57,668,729	44,461,984	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora S.A.	Chile	Fund transfer	Chilean peso	—	90,589,806	78,806,585	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Administradora TMO S.A.	Chile	Fund transfer	Chilean peso	—	1,204,953	586,498	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercializadora de Vestuario FES Ltda.	Chile	Fund transfer	Chilean peso	—	23,521	14,754	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Puente Alto S.A.	Chile	Fund transfer	Chilean peso	—	2,000	—	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s S.A.	Chile	Fund transfer	Chilean peso	—	1,441,420	323,255	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Maipú S.A.	Chile	Fund transfer	Chilean peso	—	629	150,887	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Puente S.A.	Chile	Fund transfer	Chilean peso	—	2,850	—	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Centro Ltda.	Chile	Fund transfer	Chilean peso	—			Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Viña del Mar S.A.	Chile	Fund transfer	Chilean peso	—	399,591	—	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Norte Ltda.	Chile	Fund transfer	Chilean peso	—			Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Administradora S.A.	Chile	Fund transfer	Chilean peso	—	14,087,470	17,195,686	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Quilin S.A.	Chile	Fund transfer	Chilean peso	—	7,750	—	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Johnson’s Mega San Bernardo S.A.	Chile	Fund transfer	Chilean peso	—	2,050	—	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail Administradora S.A.	Chile	Fund transfer	Chilean peso	—	32,170,084	58,542,991	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Comercializadora Contanera Center SPA	Chile	Fund transfer	Chilean peso	—	45,406,534	41,685,605	Throughout 2014	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Argentina Spa	Chile	Fund transfer	Chilean peso		66,845	—	—	—

Grantor	Tax ID	Country	Receiving entity	Country	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
				ThCh$	ThCh$				ThCh$	ThCh$	ThCh$
Cencosud S.A.	93.834.000-5	Chile	Cencosud Corredora de Seguros Ltda.	Chile	Fund transfer	Chilean peso		22,329	—
Cencosud Brasil Comercial	93.834.000-5	Chile	PERINI	Chile	Fund transfer	Reales	125% CDI	2,990	—
Cencosud Brasil Comercial	O-E	Argentina	Mercantil Rodriguez	Chile	Loan	Reales	125% CDI	—	8,780
Cencosud Perú S.A.	O-E	Brasil	E.Wong S.A.	Chile	Loan	Sol Peruano	fixed 18,50%	—	6,645
Cencosud Perú S.A.	O-E	Brasil	Cencosud Retail Perú S.A.	Chile	Loan	Sol Peruano	fixed 18,50%	—	12,737	05/09/2014	04/03/2015
Cencosud Perú S.A.	93.834.000-5	Chile	Tres Palmeras SA	Chile	Loan	Sol Peruano	fixed 18,50%		3,098	18/11/2014	17/05/2015
Cencosud Perú S.A.	O-E	Perú	Cencosud Retail Perú S.A.	Chile	Loan	US Dollar	fixed 3,0%	—	1,275	22/09/2014	22/09/2015
Cencosud S.A.	O-E	Perú	Cencosud Perú S.A.	Chile	Loan	US Dollar	fixed 7,66%	—	30,000	01/02/2011	14/08/2017
Unicenter SA	O-E	Perú	Agrojumbo SA	Chile	Loan	Argentine peso	fixed 18,50%	1,795	—	07/09/2014	06/03/2015
Unicenter SA	O-E	Perú	Agrojumbo SA	Chile	Loan	Argentine peso	fixed 18,50%	4,583	—	14/09/2014	13/03/2015
Jumbo	O-E	Argentina	Cavas y Viñas El Acequión	Chile	Loan	Argentine peso	fixed 18,50%	122	—	05/09/2014	04/03/2015
Jumbo	O-E	Perú	Cavas y Viñas El Acequión	Chile	Loan	Argentine peso	fixed 18,50%	124	—	18/11/2014	17/05/2015
Jumbo	O-E	Perú	Cavas y Viñas El Acequión	Chile	Loan	Argentine peso	fixed 18,50%	436	—	31/08/2014	27/02/2015
Agropecuaria Anjullón	O-E	Perú	Cavas y Viñas El Acequión	Chile	Loan	Argentine peso	fixed 18,50%	104	—	16/09/2014	15/03/2015
Agropecuaria Anjullón	O-E	Perú	Cavas y Viñas El Acequión	Chile	Loan	Argentine peso	fixed 18,50%	104	—	25/09/2014	24/03/2015

9.4	Board of Directors and key management of the Company

The Board of Directors as of December 31, 2014 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Richard Bûchi Buc	Director	Civil Engineer
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura Neto	Director	Engineer

Key management of the Company as of December 31, 2014 is composed of the following people:

Senior management	Position	Profession
Daniel Rodríguez	Chief Executive Officer	Forest Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Pablo Castillo	Supermarket Managing Director	Commercial Engineer
Carlos Wulf	Home Improvement Stores Managing Director	Naval Engineer
Renato Fernández	Corporate Affairs Manager	Journalist
Jaime Soler	Department Stores Managing Director	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Pietro Illuminati	Procurement Director	Industrial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Stepan Krause	Projects Managing Director	Commercial Engineer
Rodrigo Larrain	Shopping Centers Managing Director	Industrial Engineer

9.5	Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 25, 2014, set the following amounts for the 2014 period:

•	Fees paid for attending Board sessions: payment of UF 330 (equivalents to ThCh$ 8,127) each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 110( equivalents to ThCh$ 2,709) for each session they attend.

The details of the amount paid to Directors for the years ended December 31, 2014, 2013 and 2012, are as follows:

		For the year ended December 31,
Name	Role	2014	2013	2012
		ThCh$	ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	184,487	147,291	104,146
Heike Paulmann Koepfer	Director	92,243	73,646	57,292
Peter Paulmann Koepfer	Director	92,243	73,646	52,072
Cristián Eyzaguirre Johnston	Director	92,243	79,771	69,453
Roberto Oscar Philipps	Director	122,991	98,225	69,453
Sven von Appen Behmann	Director	—	18,283	52,072
Erasmo Wong Lu Vega	Director	92,243	73,646	52,072
David Gallagher Patrickson	Director	122,991	98,225	69,453
Julio Moura	Director	92,243	73,646	52,072
Richard Bûchi Buc	Director	122,991	73,816	—

Total		1,014,675	810,195	578,085

(*)

On November 13, 2014 the Company communicated a material event reporting that on that date, Mr. Daniel Rodriguez Cofré, has submitted to Cencosud´s Board of Directors his resignation as Chief Executive Officer, effective on December 31, 2014.

The Board appointed Mr. Jaime Soler Bottinelli as new Corporative Chief Executive Officer since January 1, 2015.

9.6	Compensation paid to senior management

	For the year ended December 31,
Key management compensation	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Salary and other short term employee benefits	5,195,504	6,255,270	5,715,000
Shares—based payments	612,501	983,730	445,717

Total	5,808,005	7,239,000	6,160,717

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

10	Inventory

The composition of this item as of December 31, 2014 and 2013 is as follows:

	As of December 31,
Inventory category	2014	2013
	ThCh$	ThCh$
Raw materials	6,804,775	5,948,240
Goods	1,239,757,189	1,152,071,765
Finished Goods	235,448	793,111
Provisions	(152,187,829)	(113,906,489)

Total	1,094,609,583	1,044,906,627

The composition of inventories by business line as of December 31, 2014 and 2013 is as follows:

	As of December 31, 2014
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,116,044	4,688,732	—	6,804,776
Goods	153,451,257	695,663,533	238,454,570	1,087,569,360
Finished Goods	—	235,447	—	235,447

Total	155,567,301	700,587,712	238,454,570	1,094,609,583

	As of December 31, 2013
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,856,890	4,091,350	—	5,948,240
Goods	178,369,821	651,423,279	208,372,176	1,038,165,276
Finished Goods	—	793,111	—	793,111

Total	180,226,711	656,307,740	208,372,176	1,044,906,627

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued between the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories carried at December 31, 2014 and December 31, 2013 to its net realizable value less selling costs, provides for:

Current Inventories:

Inventories at net realizable value	Inventories at net realizable as of December 31,
	2014	2013
	ThCh$	ThCh$
Inventory	59,318,630	46,104,966

Total	59,318,630	46,104,966

	Balance as of December 31,
Net realizable value movements	2014	2013
	ThCh$	ThCh$
Beginning Balance	46,104,966	43,659,617
Increase of Inventory to NRV (Net Realizable Value)	20,798,098	8,619,110
Decrease of Inventory to NRV (Net Realizable Value)	(7,584,434)	(6,173,761)
Acquisitions through Business combinations	.	.

Total	59,318,630	46,104,966

Other information relevant to inventory:

	For the periods between
Additional information inventory	01/01/2014 12/31/2014	01/01/2013 12/31/2013	01/01/2012 12/31/2012
	ThCh$	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	7,377,823,134	6,922,055,443	6,318,469,948

Provision movements:

	Balance as of December 31,
Provisions	2014	2013
	ThCh$	ThCh$
Beginning Balance	113,906,489	112,639,609
Amount of sales of inventory	47,902,756	12,822,726
Amount of reversals of inventory reductions	(9,621,416)	(11,555,846)

Total	152,187,829	113,906,489

The circumstances or events that led to the reversal of any write-down of inventories at December 31, 2014 and 2013, relate mainly to liquidations and auctions to recover more value from the estimated net realizable value for inventories.

The Company has not given inventories as collaterals at the end of the year.

11	Investments in associates recorded following the equity method

11.1.	Breakdown of investments in associates

The composition of the item as of December 31, 2014 and 2013, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2013	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)(*)	Balance as of December 31, 2014
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	860,815	170,050	66,543	(344,981)	752,427
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	192,079	(133,810)	(58,269)	—	—
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	48,889,260	6,171,966	—	(3,565,739)	51,495,487

Total					49,942,154	6,208,206	8,274	(3,910,720)	52,247,914

The composition of the item as of December 31, 2013 and 2012, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2012	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)	Balance as of December 31, 2013
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	717,843	142,475	497	—	860,815
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	207,360	23,037	(38,318)	—	192,079
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	3.33	33.33	41,335,198	10,123,927	—	(2,569,865)	48,889,260

Total					42,260,401	10,289,439	(37,821)	(2,569,865)	49,942,154

(*)	Decreases represent dividends received from associates.

The composition of the item as of December 31, 2012 and 2011, as well as other related information is as follows:

Investments in associates	Country of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2011	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)	Balance as of December 31, 2012
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	935,477	97,534	(315,168)	—	717,843
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	(14,578)	801	27,234	248,371	207,360
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	37,897,834	5,544,077	—	(2,106,713)	41,335,198

Total					38,818,733	5,642,412	(342,402)	(1,858,342)	42,260,401

Set out above are the associates of the group as at 31 December 2014, which, in the opinion of the directors, are material to the group. The associates as listed above have share capital consisting solely of ordinary shares, which are held directly by the group; the country of incorporation or registration is also their principal place of business.

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

The information regarding investments in associates as of December 31, 2014 is as follows:

	At December 31, 2014
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.5	5,156,260	220,255	982,387	2,623,712	7,581,053	7,180,935	400,118
Carnes Huinca S.A.	50.00	129,358	160,144	1,719,006	—	467,017	734,637	(267,620)
Inmobiliaria Mall Viña del Mar S.A.	33.33	33,586,345	244,982,888	13,689,029	110,370,471	24,660,719	(2,424,743)	18,517,750

Total		38,871,963	245,363,287	16,390,422	112,994,183	32,708,789	5,490,829	18,650,248

The information regarding investments in associates as of December 31, 2013 is as follows:

	At December 31, 2013
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.5	4,003,056	258,207	834,033	1,401,782	8,516,202	8,180,967	335,235
Carnes Huinca S.A.	50.00	335,846	190,382	142,070	—	2,016,399	1,970,325	46,074
Inmobiliaria Mall Viña del Mar S.A.	33.33	13,095,417	216,495,332	13,619,985	69,288,315	22,338,980	(8,035,837)	30,374,817

Total		17,434,319	216,943,921	14,596,088	70,690,097	32,871,581	2,115,455	30,756,126

The information regarding investments in associates as of December 31, 2012 is as follows:

	At December 31, 2012
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.5	4,183,697	204,230	829,610	1,869,275	6,203,947	5,974,455	229,492
Carnes Huinca S.A.	50.00	254,780	263,165	103,225		1,882,828	1,881,226	1,602
Inmobiliaria Mall Viña del Mar S.A.	33.33	5,681,797	190,702,140	11,181,517	61,184,425	21,313,956	4,680,062	16,633,894

Total		10,120,274	191,169,535	12,114,352	63,053,700	29,400,731	12,535,743	16,864,988

12	Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of December 31, 2014 and 2013 is as follows:

	As of December 31,
Intangibles assets other than goodwill net	2014	2013
	ThCh$	ThCh$
Finite life intangible assets, net	125,471,527	101,181,642
Indefinite life intangible assets, net	275,070,653	470,439,865

Intangible assets, net	400,542,180	571,621,507

Patents, Trade Marks and Other Rights, Net	275,070,653	470,439,865
Software (IT)	88,441,290	61,048,198
Other Identifiable Intangible Assets, net	37,030,237	40,133,444

Identifiable Intangible Assets, Net	400,542,180	571,621,507

	As of December 31,
Intangibles assets other than goodwill gross	2014	2013
	ThCh$	ThCh$
Finite life intangible assets, Gross	216,527,275	175,222,015
Indefinite life intangible assets, Gross	275,070,653	470,439,865

Intangible Assets, Gross	491,597,928	645,661,880

Patents, Trade Marks and Other Rights, Gross	275,070,653	470,439,865
Software (IT)	160,757,436	118,664,961
Other Identifiable Intangible Assets, Gross	55,769,839	56,557,054

Identifiable Intangible Assets, Gross	491,597,928	645,661,880

	As of December 31,
Accumulated amortization and value impairment	2014	2013
	ThCh$	ThCh$
Finite life intangible assets	(91,055,748)	(74,040,373)
Indefinite life intangible assets	—	—

Intangible Assets, Gross	(91,055,748)	(74,040,373)

Software (IT)	(72,316,146)	(57,616,763)
Other Identifiable Intangible Assets	(18,739,602)	(16,423,610)

Accumulated amortization and value impairment	(91,055,748)	(74,040,373)

Other identifiable intangible assets mainly correspond to customer’s data base.

The Group performs an annual recoverability analysis, according to the criteria described in note 2.11 “under Impairment loss of non financial assets IAS 36 “impairment of assets.”.

The detail of the useful lives applied to intangible assets as of December 31, 2014 and 2013 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets as of and for the year ended December 31, 2014 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2014	470,439,865	61,048,198	40,133,444	571,621,507
Additions	—	19,709,085	—	19,709,085
Removal	—	(348,314)	—	(348,314)
Amortization	—	(14,699,383)	(2,315,992)	(17,015,375)
Increase (decrease) in foreign exchange	10,239,485	(2,813,769)	134,265	7,559,981
Decrease for classification as held for sale	(205,608,697)	(3,526,108)	99,484	(209,035,321)
Other Increase (decrease)	—	29,071,581	(1,020,964)	28,050,617

Balance at December 31, 2014	275,070,653	88,441,290	37,030,237	400,542,180

The movement of intangible assets as of and for the year ended December 31, 2013 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2013	472,618,978	38,122,191	44,542,777	555,283,946
Additions	—	35,929,237	666,005	36,595,242
Acquisitions through business combination	—	—	—	—
Amortization	—	(11,553,378)	(3,833,906)	(15,387,284)
Increase (decrease) in foreign exchange	(2,179,113)	(1,449,852)	(1,241,432)	(4,870,397)

Balance at December 31, 2013	470,439,865	61,048,198	40,133,444	571,621,507

The details of the amounts of identifiable intangible assets that are individually significant as of December 31, 2014 and 2013 is as follows:

Individually significant identifiable Intangible assets	Book Value 2014	Book Value 2013	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	326,363,010	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	33,189,716	30,224,513	Indefinite	Peru	Supermarkets
Metro Brand	72,413,925	65,944,390	Indefinite	Peru	Supermarkets
Bretas Brand	19,137,928	18,671,783	Indefinite	Brazil	Supermarkets
Perini Brand	856,926	836,053	Indefinite	Brazil	Supermarkets
Prezunic Brand	13,044,633	12,726,904	Indefinite	Brazil	Supermarkets

Total	275,070,653	470,439,865

The factors for considering the brands with indefinite useful lives over time are the following:

•	Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

•	Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•	Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•	Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

The charge to income for amortization of intangibles for the years ended December 31, 2014, 2013 and 2012, are detailed below:

Item line in statement of income which includes amortization of identifiable Intangible assets	As of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Administrative expenses (see note 25.3)	17,015,375	14,101,251	8,723,032

Total	17,015,375	14,101,251	8,723,032

As of December 31, 2014 and 2013, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of December 31, 2014 and 2013, there are no commitments to acquire intangible assets.

No significant intangible assets that have been fully depreciated are in use as of December 31, 2014.

13	Goodwill

13.1 Impairment test on Cash Generating Units including Goodwill.

Goodwill is allocated to each group of cash generating units, as appropriate, in each country and operating segment. The following table details goodwill by operating segment and country as of December 31, 2014 and 2013:

	As of December 31,
Goodwill per operating segment and country	2013	Exchange rate fluctuation	2014
	ThCh$	ThCh$	ThCh$
Real Estate & Shopping—Argentina	170,515	(20,168)	150,347
Real Estate & Shopping—Colombia	38,515,875	(2,853,028)	35,662,847
Supermarkets—Chile	106,991,957	—	106,991,957
Supermarkets—Brazil	555,708,811	13,876,125	569,584,936
Supermarkets—Peru	248,204,885	20,439,935	268,644,820
Supermarkets— Colombia	539,222,248	(39,942,388)	499,279,860
Home Improvement—Argentina	3,646,347	(437,551)	3,208,796
Home Improvement—Chile	1,227,458	—	1,227,458
Department stores—Chile	138,159,463	—	138,159,463
Financial services – Colombia	64,193,125	(4,755,046)	59,438,079

Total	1,696,040,684	(13,692,121)	1,682,348,563

The basis of the amount recoverable from each group of cash generating units is the value in use, which determined by the net present value of the cash flows that the group of cash generating units will produce, discounted based on a rate of average cost of market capital in line with the business of each country.

13.2 Key assumptions

Discount rate

	Discount rate
Cash generating units	2014	2013
Supermarkets – Chile	9.60	9.16

Supermarkets – Brazil	10.30	10.54

Supermarkets – Peru	10.65	10.69

Supermarkets – Colombia	9.51	9.33

Department stores– Chile	9.17	8.83

Home Improvement—Argentina	34,33	28.78

Home Improvement—Chile	9.54	9.19

Real Estate - Colombia	11,17	9,33

Financial Services - Colombia	11,83	9,33

The discount rate was a pre-tax measure estimated based on the historical industry average weighted-average cost of capital, with a debt leveraging of 23% taking into account the main competitors in the market in each country where the Company operates.

Other key assumptions

The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of CGU and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate from 1,2% to 1,7% annual average for the first five year of the projections and the terminal growth rates are between 0% and 1%, except for the group of UGEs Supermarkets Colombia which have 10 years projections with an annual average growth of 3,4%. The most sensitive variables used in these projections are the discount rates, operating costs, store occupation factors, terminal growth rates, and the market prices of the goods and services traded.

A differentiated discount rate is used to determine the value in use of each operating segment/country where the Company operates. For the impairment test performed in 2014, management carried out a reasonableness analysis on the key assumptions such as EBITDA margin, discount rate and terminal growth rate. This analysis consisted of a sensibility analysis on these three assumptions. Management assessed a change of 5%, 5% and 10% on the EBITDA margin, discount rate and terminal growth rate respectively. Based on the results of the sensibility analysis performed, if the proposed changes occurred on the assessed key assumptions, there would not be an impairment loss in 2014.

If EBITDA margin used in the value in use calculation for the group of UGEs Supermarkets - Colombia, or if the estimated cost of capital used in determining the discount rate for the group of UGEs aforementioned, had been 5% higher, than management’s estimates, both changes taken in isolation, the recoverable amount determined by value in use calculation, still remains in an amount similar to the goodwill carrying amount, with a small surplus.

If EBITDA margin used in the value in use calculation for the group of UGEs Supermarkets -Brazil, or if the estimated cost of capital used in determining the discount rate for the group of UGEs aforementioned, had been 5% higher, than the management’s estimates, both changes taken in isolation, the recoverable amount determined by value in use calculation, remains in an amount higher than similar to the goodwill carrying amount, with a small surplus.

The recoverable amount exceeded the CGU’s carrying amounts of each group of CGU based on a sensibility analysis performed, management did not identify a reasonably possible change in the two assumptions tested that could cause the carrying value exceeds the recoverable amount.

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

Net sales and profit of the chain in the last twelve months of 2012 totaled about US$ 2.1 billion and US$$27,498 million respectively. In one month to December 31, 2012, the acquired Company contributed revenue and profit of US$244 and US$9,7 million respectively.

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

The balance of the company at the date of purchase provided the following:

Assets	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	7,137,486	7,137,486
Other financial assets, current	463,921	3,124,415	2,660,494
Trade debtors and other accounts receivables	(2,963,220)	34,085,549	37,048,769
Intercompany receivables, current		74,099	74,099
Inventories	(15,919,318)	94,035,892	109,955,210
Current tax assets	—	8,016,441	8,016,441

Total current assets	(18,418,617)	146,473,882	164,892,499

Non-current assets
Trade debtors and other accounts receivable, non-current	—	7,280	7,280
Intangible assets other than goodwill	10,373,018	17,669,695	7,296,677
Goodwill	(26,618,046)	—	26,618,046
Property, plant and equipment	224,997,165	715,416,527	490,419,362
Investment property	—	23,495,425	23,495,425
Deferred income tax assets	17,911,453	50,165,320	32,253,867

Total non-current assets	226,663,590	806,754,247	580,090,657

Total assets	208,244,973	953,228,129	744,983,156

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	80,314,269	80,314,269
Trade creditors and other Accounts payables	1,509,214	182,131,348	180,622,134
Intercompany Accounts payable, current	—	5,220,634	5,220,634
Other short-term provisions	10,162,303	12,965,888	2,803,585
Employee benefit provisions, current	—	2,788,075	2,788,075
Other non-financial liabilities, current	—	867,040	867,040

Total current liabilities	11,671,517	284,287,254	272,615,737

Non-current Liabilities
Other financial liabilities, non-current	2,805,517	11,855,081	9,049,564
Non-current liabilities	—	14,538,258	14,538,258
Other Non-current provisions	9,374,893	9,374,893	—
Deferred income tax liabilities	71,980,675	79,525,006	7,544,331
Other long term provisions	—	713,260	713,260

Total non-current liabilities	84,161,085	116,006,498	31,845,413

Total liabilities	95,832,602	400,293,752	304,461,150

Net Equity and liabilities	Final allocation of consideration transferred restated	Preliminary allocation of consideration transferred
		ThCh$

Paid in Capital		323,596,000
Retained Earnings		78,632,494
Other Reserves		38,293,512

Equity attributable to equity instrument holders:
Not controlling interest		440,522,006

Equity and liabilities		744,983,156

Net Assets	552,934,377
Consideration Paid	1,171,090,394
Goodwill	618,156,017
Accumulated exchange difference	23,775,231
Goodwill as of December 31, 2013	641,931,248

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

The hierarchy for the fair value of the assets measured from the business combination, specifically intangible assets, has been assessed as level III.

The trade receivables comprise of gross contractual amounts of ThCh$ M$ 34,399,870, of which ThCh$3,878,630 was expected to be uncollectible as of the date of acquisition.

14	Property, plant and equipment

14.1	The composition of this item as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014	2013
	ThCh$	ThCh$
Construction in progress	108,039,312	196,653,736
Land	771,941,959	755,456,534
Buildings	1,138,386,080	1,159,045,283
Plant and equipment	271,557,147	270,153,069
Information technology equipment	41,570,628	35,962,383
Fixed installations and accessories	383,530,340	389,903,950
Motor vehicles	3,256,956	1,192,222
Leasehold improvements	260,036,834	230,830,919
Other property plant and equipment	31,409,200	62,685,772

Totals	3,009,728,456	3,101,883,868

	As of December 31,
Property, plant and equipment categories, gross	2014	2013
	ThCh$	ThCh$
Construction in progress	108,039,312	196,653,736
Land	771,941,959	755,456,534
Buildings	1,307,766,446	1,350,194,798
Plant and equipment	574,031,890	564,330,049
Information technology equipment	140,855,701	134,041,857
Fixed installations and accessories	730,008,069	679,969,395
Motor vehicles	7,848,595	5,493,456
Leasehold improvements	316,018,731	276,531,887
Other property plant and equipment	36,689,118	73,410,377

Totals	3,993,199,821	4,036,082,089

Accumulated depreciation and impairment of property, plant and equipment	As of December 31,
	2014	2013
	ThCh$	ThCh$
Buildings	(169,380,366)	(191,149,515)
Plant and equipment	(302,474,743)	(294,176,980)
Information technology equipment	(99,285,073)	(98,079,474)
Fixed installations and accessories	(346,477,729)	(290,065,445)
Motor vehicles	(4,591,639)	(4,301,234)
Leasehold improvements	(55,981,897)	(45,700,968)
Other property plant and equipment	(5,279,918)	(10,724,605)

Totals	(983,471,365)	(934,198,221)

14.2	The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*)	Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

The Company and its subsidiaries reviewed the estimated useful lives of property, plant and equipment at the end of each fiscal year. As such, the Company has determined that there are no significant changes in the estimated useful lives in the reporting periods.

14.3	Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2014 and December 31, 2014:

Movement year 2014	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2014	196,653,736	755,456,534	1,159,045,283	270,153,069	35,962,383	389,903,950	1,192,222	230,830,919	62,685,772	3,101,883,868
Charge
Additions	74,613,966	28,789,994	12,142,562	22,688,461	7,431,611	10,221,794	37,127	21,411,800	6,356,217	183,693,532

Disposals	—	—	—	—	—	—	(12,998)	—	—	(12,998)
Transfer to (from) non—current assets and disposal groups held for sale	(153,192)	—	—	(1,063,820)	(737,816)	(697,955)	—	—	—	(2,652,783)
Transfers to (from) investment properties	6,208,164	9,024,753	(255,582)	145,240	—	424,342	—	—	(11,834)	15,535,083
Other Increase/(decrease)	(31,645,866)		—		3,595,249					(28,050,617)

Removal	(41,390)	—	(3,735,684)	(1,936,378)	(854,924)	(29,646)	—	—	(10,692,659)	(17,290,681)
Depreciation expenses			(33,585,988)	(53,175,448)	(12,446,988)	(63,836,549)	(289,575)	(18,888,233)	(804,885)	(183,027,666)
Increase (decrease) in foreign exchange	21,117,212	(21,329,321)	(31,192,967)	(15,939,444)	(3,048,321)	(9,767,635)	(41,059)	292,006	(439,753)	(60,349,282)

Transfer from construction in progress	(158,713,318)	—	35,968,456	50,685,470	11,669,432	57,312,033	2,371,239	26,390,344	(25,683,656)	—

Total changes	(88,614,424)	16,485,426	(20,659,203)	1,404,081	5,608,243	(6,373,616)	2,064,734	29,205,917	(31,276,570)	(92,155,412)

Final balance as of December 31, 2014	108,039,312	771,941,960	1,138,386,080	271,557,150	41,570,626	383,530,334	3,256,956	260,036,836	31,409,202	3,009,728,456

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2013 and December 31, 2013:

Movement year 2013	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2013	277,245,095	786,367,971	1,121,151,675	275,363,368	32,063,673	393,271,556	1,854,965	195,341,364	51,868,443	3,134,528,110
Charge
Additions	87,527,955	15,341,731	29,421,393	23,910,995	8,908,011	30,801,595	26,999	41,061,452	7,585,256	244,585,387

Disposals	—	—	—	—	—	(1,827)	(201,455)	—	—	(203,282)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	(11,695,675)	37,592	(575,206)	—	—	655,702	—	—	(18,593)	(11,596,180)
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(6,532)	(33,944)	(614,499)	(864,775)	(108,519)	(642,688)	(242)	(346,263)	(720)	(2,618,182)
Depreciation expenses			(29,006,983)	(50,637,568)	(11,832,075)	(61,364,962)	(686,065)	(14,201,074)	(5,921,663)	(173,650,390)
Increase (decrease) in foreign exchange	(7,764,143)	(26,713,784)	(21,491,905)	(11,910,988)	566,083	(13,360,842)	(43,916)	(11,246,577)	2,804,477	(89,161,595)
Transfer from construction in progress	(148,652,964)	(19,543,032)	60,160,808	34,292,037	6,365,210	40,545,416	241,936	20,222,017	6,368,572	—

Total changes	(80,591,359)	(30,911,437)	37,893,608	(5,210,299)	3,898,710	(3,367,606)	(662,743)	35,489,555	10,817,329	(32,644,242)

Final balance as of December 31, 2013	196,653,736	755,456,534	1,159,045,283	270,153,069	35,962,383	389,903,950	1,192,222	230,830,919	62,685,772	3,101,883,868

Movement year 2012	Construction In progress	Land	Building, net	Plant and equipment, net	Information Technology equipment, net	Fixed Installations And accessories, net	Engine vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2012	350,254,325	593,589,931	608,920,291	214,613,734	22,501,400	264,943,521	1,101,256	134,218,413	38,385,930	2,228,528,801
Charge
Additions	199,439,068	29,558,199	16,356,250	51,499,623	9,289,164	53,502,893	292,850	44,026,508	15,425,831	419,390,386
Acquisitions through business combination (See note 13)	26,475,367	205,337,111	425,100,918	22,636,848	1,682,377	35,560,264	1,055,677	33,077,924	20,779,314	771,705,800
Disposals	—	(13,413,500)	—	—	—	—	(125,471)	—	—	(13,538,971)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—

Transfers to (from) investment properties	9,102,922	(9,116,117)	4,195,542	(119,851)	(74,635)	(107,278)	—	—	(6,375,415)	(2,494,832)
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—

Removal	(2,026,193)	(2,347,124)	(4,430,792)	(4,829,501)	(355,432)	(739,975)		(150,265)	(522,448)	(15,401,730)

Depreciation expenses			(22,060,242)	(37,751,367)	(7,339,250)	(53,029,585)	(352,937)	(9,750,470)	(1,186,169)	(131,470,020)

Increase (decrease) in foreign exchange	(4,810,026)	(32,237,454)	(27,380,220)	(16,245,504)	(2,191,010)	(14,729,318)	(116,439)	(18,835,643)	(5,645,710)	(122,191,324)

Transfer from construction in progress	(301,190,368)	14,996,925	120,449,928	45,559,386	8,551,059	107,871,034	29	12,754,897	(8,992,890)	—

Total changes	(73,009,230)	192,778,040	512,231,384	60,749,634	9,562,273	128,328,035	753,709	61,122,951	13,482,513	905,999,309

Final balance as of December 31, 2012	277,245,095	786,367,971	1,121,151,675	275,363,368	32,063,673	393,271,556	1,854,965	195,341,364	51,868,443	3,134,528,110

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

	As of December 31,
Detail	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Costs of capitalized interest in Property, Plant and Equipment	58,692	295,405	14,158,806
Capitalization rate of capitalized interests in Property, Plant and Equipment	5.7%	4.5%	4.5%

14.6	Assets subject to finance lease

The financial lease operations are shown in note 30.

14.7	Assets granted

As of December 31, 2014 and 2013, properties, plant and equipment have been granted as security for the total amount of ThCh$ 4,154,567 and ThCh$ 3,186,327, respectively, whose details are shown in Note 31.1 Guarantees Granted. Nevertheless, there are no restrictions on ownership of assets.

14.8	Commitments to acquire assets

As of December 31, 2014, there are commitments to acquire property, plant and equipment of ThCh$ 76,028,453. (As of December 31, 2013 there are commitments to acquire property, plant or equipment of ThCh$ 67,592,660.)

14.9	Assets out of service

As of December 31, 2014 and 2013, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

14.10	Assets fully depreciated

In view of the nature of the retail business, the Company has no significant assets that are fully depreciated and that are in use as of December 31, 2014 and 2013. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others. The retail business assets are depreciated based on the term of the lease agreement.

14.11	Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. The Company has not recognized losses or reversals of impairment affecting profit and loss as of December 31, 2014 and December 31, 2013.

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

Fixtures and fittings: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks, escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others. Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

15	Investment properties

The investment properties are assets held to generate rental income and include lands, buildings, malls in Chile, Argentina, Peru and Colombia and other real estate projects in progress that are held either to obtain rental income or for capital appreciation. The factors considered in the valuation methodology of the investment properties are described in note 4.5 “Estimates, judgment or criteria applied by management”.

15.1	The roll-forward of investment properties at December 31, 2014 and 2013 is the following:

	As of December 31,
Roll-forward of investment properties, net, fair value method	2014	2013
	ThCh$	ThCh$
Investment properties, net, initial value	1,568,432,058	1,471,343,789
Revaluation, adjustment to fair value gains (losses) (*)	100,772,615	95,110,013
Additions, Investment Properties, Fair Value Method	25,060,310	37,900,602

Transfer to (from) owner-occupied property, investment property, cost model	(15,535,083)	11,596,180
Retirement, investment properties, Fair Value Method	—	(4,749)
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(15,137,504)	(47,513,777)

Changes in Investment Properties, Fair Value Method, Total	95,160,338	97,088,269

Investment Properties, Fair Value Method, Final Balance	1,663,592,396	1,568,432,058

The value of land measure through a market approach amounts to ThCh$ 312,213,496 and ThCh$ 268,286,953 as of December 31, 2014 and 2013, respectively

(*)	Revaluation, adjustment to fair value gains (losses) has been included in the line item “other income by function” of the statement of comprehensive income and note 25.5

15.2	Income and expense from investment properties

	As of December 31,
Income and expense from investment properties	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Revenue from Investment Property Leases	214,849,681	205,331,757	166,280,480
Direct Expense of Operation of Investment Properties which generate lease revenue	62,505,656	62,117,428	54,075,826
Direct Expense of Operation of Investment Properties which do not generate lease revenue	—	—	—

15.3	As of December 31, 2014, investment properties are not encumbered.

15.4	As of December 31, 2014, there are commitments to acquire investment properties by ThCh$ 18,415,052. (ThCh$ 35,247,915 as of December 31,2013).

15.5	There are no restrictions on ownership of assets.

15.6	Investment Properties

At December 31, 2014 and 2013, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used are described in note 4.5. The Costanera Center project corresponds to assets that have been classified as investment property. The Shopping Mall is in operation since June, 2012 and the offices and hotel at the end of the year are under construction.

16	Deferred income taxes and current tax

The source of the deferred income taxes recorded as of December 31, 2014 and 2013 is the following:

16.1	Deferred income tax assets

Deferred income tax assets	As of December 31,
	2014	2013
	ThCh$	ThCh$
Fixed assets	5,171,186	24,577,902
Accumulations or accruals	5,877,466	2,898,063
Inventory	31,323,149	19,071,557
Bad-debt reserve	21,325,530	26,738,963
Accruals and provisions	64,519,198	58,954,431
Vacation / annual leave	5,159,766	4,683,348
Tax carry forward losses	350,964,754	174,936,932

Total	484,341,049	311,861,196

The recovery of the deferred tax asset balances requires that the business achieves a sufficient level of taxable income in the future. The Company estimates that the estimated projected future income will cover the recovery of the assets.

16.2	Deferred income tax liabilities

Deferred income tax liabilities	As of December 31,
	2014	2013
	ThCh$	ThCh$
Fixed assets	365,513,998	335,327,877
Intangibles	272,912,702	110,695,030
Accumulations or accruals	13,874,061	7,987,656
Foreign currency translation	15,523,984	17,472,121

Total	667,824,745	471,482,684

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As of December 31,
Deferred income tax assets	2014	2013
	ThCh$	ThCh$
Deferred tax assets to be recovered after more than 12 months	479,181,283	294,229,397
Deferred tax assets to be recovered within 12 months	5,159,766	17,631,799

Deferred tax assets	484,341,049	311,861,196

	As of December 31,
Deferred income tax liabilities	2014	2013
	ThCh$	ThCh$
Deferred tax liabilities to be recovered after more than 12 months	(659,005,332)	(463,844,751)
Deferred tax liabilities to be recovered within 12 months	(8,819,413)	(7,637,933)

Deferred tax liabilities	(667,824,745)	(471,482,684)

Deferred tax liability (net)	(183,483,696)	(159,621,488)

The gross movement on the deferred income tax account is as follows:

	As of December 31,
	2014	2013
	ThCh$	ThCh$
As of 1 January	(159,621,487)	(178,277,276)
Debit to the statement of income(*)	(17,548,140)	(25,367,188)
Business combinations and exchange differences	5,098,624	43,802,529
Tax debited (credited) directly to equity	614,276	220,447
Discontinued operations	(12,026,969)	—

At 31 December	(183,483,696)	(159,621,488)

(*)	The (decrease) increase in Assets and liabilities for deferred income tax includes effects of the Recently enacted tax law en Peru, Chile and Colombia

16.3	The deferred income tax roll-forward is as follows:

	As of December 31,
Movements in deferred income tax asset	2014	2013
	ThCh$	ThCh$
Deferred income tax assets Initial balance	311,861,196	268,680,396
Increase (decrease) in deferred income tax assets	162,085,124	46,775,285
Increase (decrease) for change in income tax rate	15,362,754	—
Increase (decrease) in foreign exchange rate	(4,968,025)	(3,594,485)

Deferred income tax assets, final balance	484,341,049	311,861,196

	As of December 31,
Movements in deferred income tax liability	2014	2013
	ThCh$	ThCh$
Deferred income tax liabilities, Initial balance	(471,482,684)	(446,957,672)
Increase (decrease) in deferred income tax liabilities	(171,925,670)	(72,839,845)
Increase (decrease) in income tax rate	(34,483,041)	—
Increase (decrease) in foreign exchange rate	10,066,650	48,314,833

Deferred income tax liabilities, final balance	(667,824,745)	(471,482,684)

The changes in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax liabilities	Fixed assets	Intangibles	Capitalized expenses	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of 1 January 2013	(333,469,052)	(89,151,556)	(14,266,291)	(10,070,773)	(446,957,672)
Charged (credit to the Statement of income	(1,858,825)	(21,543,474)	6,278,635	(7,401,348)	(24,525,012)
Charged directly to equity

At December 31, 2012	(335,327,877)	(110,695,030)	(7,987,656)	(17,472,121)	(471,482,684)

Charged (credit) to the statement of income	(30,186,121)	(162,217,672)	(5,886,405)	1,948,137	(196,342,061)
At December 31, 2014	(365,513,998)	(272,912,702)	(13,874,061)	(15,523,984)	(667,824,745)

Deferred tax assets	Tax losses carry forward	Bad debt provision	Provisions	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of 1 January 2013	120,720,440	25,227,789	60,657,224	62,074,943	268,680,396
Charged (credit) to the Statement of Income	54,216,492	1,511,174	(1,702,793)	(10,146,702)	43,878,171
Charged directly to equity	—	—	—	(697,371)	(697,371)

At December 31, 2013	174,936,932	26,738,963	58,954,431	51,230,870	311,861,196

Charged (credit) to the Statement of Income	176,027,822	(5,413,433)	5,564,767	(4,313,579)	171,865,577
Charged directly to equity	—	—	—	614,276	614,276

At December 31, 2014	350,964,754	21,325,530	64,519,198	47,531,567	484,341,049

16.4	Compensation of deferred income tax assets and liabilities

The deferred tax assets and liabilities are offset when there is a legal right to compensate the current tax assets against the current tax liabilities and when the deferred income tax assets and liabilities are related to the income tax levied on the same tax authority and the same entity.

The compensated amounts are detailed below:

Concept	Gross assets/ liabilities	Compensated values	Compensated values
Deferred income tax assets	311,861,196	(1,677)	311,859,519
Deferred income tax liabilities	(471,482,684)	1,677	(471,481,007)
	(159,621,488)	—	(159,621,488)
Final balance at December 31, 2013	484,341,049	7,057,132	491,398,181
	(667,824,745)	(7,057,132)	(674,881,877)
Deferred income tax assets	(183,483,696)	—	(183,483,696)

16.5	Current income tax assets and current income tax liabilities

The composition of this item as of December 31, 2014 and 2013 is the following:

Current tax assets	12/31/2014	12/31/2013
	ThCh$	ThCh$
Current tax assets, total	54,196,417	13,531,336

Current tax assets	54,196,417	13,531,336

Current income tax liabilities	12/31/2013	12/31/2012
	ThCh$	ThCh$
Current income tax liabilities, total	60,615,912	63,131,459

Current income tax liabilities	60,615,912	63,131,459

Non-current tax assets	12/31/2013	12/31/2012
	ThCh$	ThCh$
Minimum presume tax asset	856,902	10,763,386
Tax receivable long term	42,190,641	42,963,653

Non-current tax assets	43,047,543	53,727,039

17	Other financial liabilities, current and non-current

The composition of this item as of December 31, 2014 and 2013 is the following:

17.1	Types of interest bearing (accruing) loans

	Balance as of 12/31/2014		Balance as of 12/31/2013
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	629,083,332	695,092,202	441,070,635	420,811,688
Bond debt (2)	50,539,046	1,656,384,016	74,815,992	1,676,045,068
Other loans—leases	2,671,208	31,558,878	4,808,673	27,779,079
Other financial liabilities (CCS)	—	—	—	—
Other financial liabilities (hedge activities)	—	—	—	—
Time deposits (3)	—	—	147,454,456	48,923,826
Term savings accounts	—	—	1,049,251	—
Letters of credit	—	—	—	9,511,591
Deposits and other demand deposits	—	—	3,414,407	—
Debt purchase Bretas (4)	—	12,697,096	46,273,935	—
Debt purchase Prezunic	21,539,582	4,891,649	2,400,861	32,938,814

Debt purchase Johnson (see 13)	4,003,417	—	5,052,315	—
Debt M. Rodriguez	—	2,092,404	—	1,980,934
Other Financial liabilities—other	5,939,949	—	12,450,378	—

Totals Loans	713,776,534	2,402,716,245	738,790,903	2,217,991,000

Financial liabilities at fair value through profit or loss	Balance as of 12/31/2014		Balance as of 12/31/2013
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities (Non Hedging derivatives)	—	—	—	—

Other financial liabilities (Hedging derivatives)	382,754	—	314,911	44,025

Total Other Financial Liabilities	382,754	—	314,911	44,025
Total	714,159,288	2,402,716,245	739,105,814	2,218,035,025

(1)	Bank loans correspond to loans taken out with banks and financial institutions. (See Note 17.2)
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.
(3)	Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 390 persons, 19 institutions, and 3 companies. The average maturity of these deposits is 196 days (2013: 233 days) and an average interest rate of 0,46% (2013: 0,54%) as of December 31, 2014
(4)	See Note 6.1.

Time deposits, term savings accounts, letters of credit and demand deposits were reclassified at December 31, 2014 as Liabilities included in groups of assets for disposal classified as held for sale. See note 34.

Description of transaction and accounting recognition

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

On April 27, 2012, the Company entered into a U.S.$750 million (ThCh$ 362,558) committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC (“Morgan Stanley”), The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance the Company’s short-term funding requirements, including capital expenditures, interest expense and tax obligations. As of May 7, 2012, amounts drawn under the J.P. Morgan Credit Facility totaled U.S.$250 million (ThCh$ 120,860). The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for euro currency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013. On August 2, 2012 the company repaid US$250 million (ThCh$ 121,150).

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

On March 26, 2014, the company took long-term credit for U.S. $50 million (ThCh$ 27,788) with Rabobank Curacao N.V. to finance our investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines of short-term loan.

On March 27, 2014, the company took long-term credit for U.S. $50 million (ThCh$ 27,572) with Mizuho Bank Ltd. to finance our investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines of short-term loan.

On March 31, 2014, the company took long-term credit for ThCh $50,000,000 with Bank Santander Chile S.A. to refinance certain short-term liabilities, including capital expenditures. On march 31, 2014 the Company pre-paid ThCh$ 50.000.000 for credit Banco Itaú Chile.

On April 01, 2014, the company took long-term credit for U.S. $50 million (ThCh$ 27,559) with Sumitomo Mitsui Banking Corporation, to finance our investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines of short-term loan.

On November 13, 2014, the company took short-term credit for U.S. $400 million (ThCh$ 238,080) with HSBC Bank USA N.A. (U.S. $200 million) and The Bank Of Nova Scotia (U.S. $200 million). On November 18, 2014 the Company pre-paid US$400 million for Series of Bonds A – C and D.

17.2	Bank loans—breakdown of currency and maturity dates

At December 31, 2014							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2014
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	0,74%	0,74%	6,345,594	—	6,345,594	—	—	—	—
	97.004.000-5	BANCO DE CHILE S.A.	Ch$	At maturity	4,44%	4,19%	—	48,928,183	48,928,183	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0,76%	0,76%	9,956,500	—	9,956,500	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	Monthly	0,37%	0,37%	—	—	—	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0,71%	0,71%	80,328	—	80,328	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	5,39%	4,91%	479,854	—	479,854	32,753,765	—	—	32,753,765
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	6,59%	6,28%	802,444	—	802,444	—	49,790,285	—	49,790,285
	97.006.000-6	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	ANNUAL	4,44%	4,44%	121,792	12,470,629	12,592,421	—	—	—	—
	97.018.000-1	BANCO SCOTIABANK	Ch$	Monthly	0,27%	0,27%	60,016,440	—	60,016,440	—	—	—	—
	97.080.000-K	BANCO BICE S.A	Ch$	At maturity	4,55%	4,29%	244,530	—	244,530	18,940,445	—	—	18,940,445
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Semiannual	4,28%	3,97%	4,403,175	3,500,000	7,903,175	62,678,017	—	—	62,678,017
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Semiannual	4,22%	4,19%	686,432	—	686,432	1,740,985	12,186,894	20,665,082	34,592,961
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	ANNUAL	0,72%	0,72%	2,623,112	—	2,623,112	—	—	—	—
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	0,36%	0,36%	4,024,656	—	4,024,656	—	—	—	—

At December 31, 2014							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2014
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	At maturity	4,31%	4,31%	19,041	—	19,041	39,155,857	39,754,050	—	78,909,907
	O-E	BANCO SCOTIABANK	USD	Semiannual	2,11%	1,82%	—	20,041,910	20,041,910	40,351,158	—	—	40,351,158
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4,16%	3,86%	—	3,285,735	3,285,735	12,135,000	12,074,130	—	24,209,130
	O-E	BANCO RABOBANK CURACAO N.V.	USD	At maturity	2,12%	1,93%	156,169	—	156,169	—	20,225,000	9,901,043	30,126,043
	O-E	BANCO MIZUHO	USD	Semiannual	2,10%	1,73%	135,634	—	135,634	15,168,750	14,874,819	—	30,043,569
	O-E	BANCO SUMITOMO	USD	Semiannual	2,06%	1,72%	132,717	—	132,717	12,135,000	17,911,506	—	30,046,506
	O-E	BANCO HSBC	USD	At maturity	0,36%	0,36%	242,188,773	—	242,188,773	—	—	—	—

Argentina	O-E	BANCO GALICIA	ARS	Monthly	31,75%	31,75%	1,794,597	—	1,794,597	—	—	—	—
	O-E	BAPRO	ARS	MONTHLY	28,00%	28,00%	883,494	—	883,494	—	—	—	—
	O-E	BANCO GALICIA	ARS	TRIMESTRAL	15,01%	15,01%	262,283	702,603	964,886	—	—	—	—
	O-E	BANCO FRANCES	ARS	MONTHLY	35,00%	35,00%	113,552	—	113,552	—	—	—	—
	O-E	BANCO GALICIA	ARS	MONTHLY	28,00%	28,00%	10,083	—	10,083	—	—	—	—
	O-E	BANCO IFC	USD	MONTHLY	1,88%	1,88%	2,390,249	2,302,207	4,692,456	4,633,786	—	—	4,633,786
	O-E	BANCO GALICIA	ARS	MONTHLY	15,01%	15,01%	157,711	496,559	654,270	47	—	—	47
	O-E	BANCO ITAU	ARS	MONTHLY	29,50%	29,50%	14,088,930	—	14,088,930	—	—	—	—
	O-E	BANCO CIUDAD	ARS	TRIMESTRAL	28,00%	28,00%	3,619,470	—	3,619,470	—	—	—	—

Colombia	O-E	HELM BANK	COP	SEMIANNUAL	6,69%	6,69%	—	2,271,349	2,271,349	—	—	—	—
	O-E	BANCO COLPATRIA	COP	At maturity	7,37%	7,13%	552,825	—	552,825	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5,00%	4,89%	42,642	953,492	996,134	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6,48%	6,38%	41,550	—	41,550	1,750,000	—	—	1,750,000
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6,87%	6,76%	308,688	—	308,688	—	12,750,000	—	12,750,000
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6,87%	6,76%	469,946	—	469,946	—	19,410,586	—	19,410,586
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6,85%	6,74%	78,581	—	78,581	—	3,500,000	—	3,500,000
	O-E	BANCO BBVA	COP	At maturity	8,31%	8,15%	475,809	—	475,809	—	16,690,669	—	16,690,669

At December 31, 2014							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2014
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	O-E	BANCO POPULAR	COP	At maturity	6,52%	6,42%	235,421	—	235,421	11,000,000	—	—	11,000,000
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6,85%	6,74%	578,130	—	578,130	—	25,750,000	—	25,750,000
	O-E	BANCO DADIVENDA	COP	At maturity	6,15%	5,98%	1,044,954	—	1,044,954	—	—	—	—
	O-E	BANCO CORPBANCA	COP	At maturity	6,29%	6,12%	4,374,370	—	4,374,370	—	—	—	—

Brazil	O-E	BRADESCO	Real	AT MATURITY	12,15%	12,15%	10,733	32,200	42,933	7,418,775	—	—	7,418,775
	O-E	BRADESCO	Real	AT MATURITY	12,76%	12,76%	45,697,811	—	45,697,811	—	—	—	—
	O-E	BRADESCO	Real	AT MATURITY	13,28%	13,28%	412,036	1,236,109	1,648,145	37,984,128	—	—	37,984,128
	O-E	HSBC	Real	AT MATURITY	13,24%	13,24%	2,747,171	8,241,514	10,988,685	51,510,497	—	—	51,510,497
	O-E	SANTANDER	Real	AT MATURITY	12,32%	12,32%	38,883,671	—	38,883,671	—	—	—	—
	O-E	SAFRA	Real	AT MATURITY	12,34%	12,34%	27,510,299	—	27,510,299	—	—	—	—
	O-E	BANCO DO BRASIL	Real	AT MATURITY	13,07%	13,07%	2,703,136	8,109,413	10,812,549	—	—	—	—
	O-E	BANCO DO NORDESTE	Real	MONTHLY	8,50%	8,50%	86,045	258,047	344,092	813,859	271,287	—	1,085,146
Peru	O-E	BANCO DE CREDITO	Soles	TRIMESTRAL	7,34%	7,34%	321,985	973,674	1,295,659	3,265,561	—	—	3,265,561
	O-E	BANK OF TOKIO	USD	TRIMESTRAL	2,83%	2,83%	5,465	8,451,777	8,457,242	12,714,604	—	—	12,714,604
	O-E	BANCO DE CREDITO	Soles	TRIMESTRAL	7,71%	7,71%	189,281	—	189,281	10,604,773	3,548,775	—	14,153,548
	O-E	BANCO CONTINENTAL	USD	SEMIANNUAL	5,15%	5,15%	352,994	4,870,164	5,223,158	15,793,469	—	—	15,793,469
	O-E	BANCO BILBAO VIZCAYA	USD	TRIMESTRAL	2,24%	2,24%	2,416,496	7,169,495	9,585,991	—	—	—	—
	O-E	BANCO SCOTIABANK	Soles	SEMIANNUAL	7,50%	7,50%	5,346	2,828,231	2,833,577	5,671,012	—	—	5,671,012
	O-E	BANCO CONTINENTAL	Soles	AT MATURITY	6,67%	6,67%	289,967	—	289,967	17,568,588	—	—	17,568,588
	O-E	CMAC TRUJILLO	Soles	AT MATURITY	5,35%	5,35%	624,682	—	624,682	—	—	—	—
	O-E	CMAC TRUJILLO	Soles	AT MATURITY	5,26%	5,26%	416,219	—	416,219	—	—	—	—
	O-E	CMAC TRUJILLO	Soles	AT MATURITY	5,30%	5,30%	208,119	—	208,119	—	—	—	—
	O-E	BANCO RIPLEY	Soles	AT MATURITY	3,90%	3,90%	2,638,651	—	2,638,651	—	—	—	—
	O-E	BCP	Soles	AT MATURITY	6,34%	6,34%	1,253,228	—	1,253,228	—	—	—	—
	O-E	BCP	Soles	AT MATURITY	6,34%	6,34%	1,246,230	—	1,246,230	—	—	—	—

		TOTAL					491,960,041	137,123,291	629,083,332	415,788,076	248,738,001	30,566,125	695,092,202

At December 31, 2013							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2013
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	1.25%	1.25%	5,208,647	—	5,208,647	—	—	—	—
	97.004.000-5	BANCO DE CHILE S.A.	Ch$	At maturity	7.40%	7.03%	637,290	—	637,290	48,311,138	—	—	48,311,138
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.80%	1.80%	7,093	—	7,093	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0.75%	0.75%	3,594,199	—	3,594,199	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	Monthly	0.40%	0.40%	31,341,511	—	31,341,511	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0.71%	0.49%	297,431	—	297,431	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	7.29%	6.85%	637,199	—	637,199	32,684,335	—	—	32,684,335
	97.006.000-6	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	Annual	6.47%	6.09%	329,875	12,500,000	12,829,875	12,445,145	—	—	12,445,145
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	0.00%	6.31%	—	25,360,125	25,360,125	—	—	—	—
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	6.52%	6.03%	314,608	25,000,000	25,314,608	—	—	—	—
	97.080.000-K	BANCO BICE S.A	Ch$	At maturity	7.00%	6.63%	326,610	—	326,610	18,915,908	—	—	18,915,908
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Semiannual	6.87%	6.45%	1,285,667	—	1,285,667	34,775,521	34,775,521	—	69,551,042
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	At maturity	0.00%	6.05%	883,598	8,704,924	9,588,522	25,970,631	—	—	25,970,631

At December 31, 2013							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2013
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Annual	0.65%	0.65%	1,314,274	—	1,314,274	—	—	—	—
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	0.40%	0.40%	5,171,090	—	5,171,090	—	—	—	—
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Annual	5.99%	5.49%	26,193	39,754,050	39,780,243	39,513,970	—	—	39,513,970
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Monthly	0.40%	0.40%	23,490,221	—	23,490,221	—	—	—	—
	97.053.000-2	BANCO SECURITY S.A.	Ch$	Monthly	1.02%	0.81%	1,851,487	—	1,851,487	—	—	—	—
	97.053.000-2	BANCO SECURITY S.A.	USD	Monthly	1.21%	1.21%	12,443	—	12,443	—	—	—	—
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.35%	2.06%	192,382	—	192,382	34,759,364	17,377,074	—	52,136,438
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4.16%	3.86%	—	2,855,924	2,855,924	8,049,815	15,912,033	—	23,961,848

Argentina	O-E	BANCO FRANCES	ARS	Monthly	30.00%	30.00%	4,330,362	—	4,330,362	—	—	—	—
	O-E	BANCO GALICIA	ARS	Quarterly	15.01%	15.01%	—	537,420	537,420	543,308	—	—	543,308
	O-E	STANDARD BANK	ARS	Quarterly	15.01%	15.01%	—	537,420	537,420	543,308	—	—	543,308
	O-E	BANCO MACRO	ARS	Monthly	26.25%	26.25%	4,024,500	—	4,024,500	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	21.50%	21.50%	5,231,850	—	5,231,850	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	33.00%	33.00%	1,781,860	—	1,781,860	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	12.50%	12.50%	229,988	—	229,988	—	—	—	—
	O-E	BANCO IFC	USD	Monthly	1.95%	1.95%	—	4,091,006	4,091,006	8,009,547	—	—	8,009,547
	O-E	BANCO FRANCES	ARS	Monthly	33.00%	33.00%	458,793	—	458,793	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	30.00%	30.00%	1,297,713	—	1,297,713	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	30.00%	30.00%	13,742,811	—	13,742,811	715,467	—	—	715,467
	O-E	BANCO GALICIA	ARS	Quarterly	15.01%	15.01%	—	768,584	768,584	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	26.00%	26.00%	8,049,000	—	8,049,000	—	—	—	—
	O-E	BANCO MACRO	ARS	Monthly	18.50%	18.50%	4,024,500	—	4,024,500	—	—	—	—

Colombia	O-E	BANCO DAVIVIENDA	COP	Monthly	5.98%	5.98%	949,691	—	949,691	—	—	—	—
	O-E	BANCO DAVIVIENDA	COP	Monthly	5.88%	5.88%	948,221	—	948,221	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.89%	5.89%	—	958,934	958,934	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.56%	5.56%	—	273,343	273,343	—	—	—	—

At December 31, 2013							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2013
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	O-E	BANCO AVVILLAS	COP	Monthly	5.56%	5.56%	—	819,969	819,969	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.61%	5.61%	—	948,981	948,981	—	—	—	—
	O-E	BANCO DAVIVIENDA	COP	Monthly	6,69%	6,69%	—	949,415	949,415	—	—	—	—
	O-E	BANCO CITIBANK	COP	Monthly	6,64%	6,64%	—	948,968	948,968	—	—	—	—
	O-E	BANCO CITIBANK	COP	Monthly	6,64%	6,64%	—	947,728	947,728	—	—	—	—
	O-E	BANCO HELM BANK	COP	Monthly	6,69%	6,69%	—	947,749	947,749	—	—	—	—
	O-E	BANCO HELM BANK	COP	Semiannual	6,69%	6,69%	1,461,558	—	1,461,558	—	—	—	—
	O-E	BANCO COLPATRIA	COP	At maturity	6,40%	6,22%	888,249	—	888,249	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5,58%	5,44%	—	15,828,105	15,828,105	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5,58%	5,44%	—	3,771,445	3,771,445	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5.58%	5.44%	—	1,960,646	1,960,646	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6.01	5.85	—	635,788	635,788	—	—	—	—
	O-E	BANCO CORPBANCA	COP	At maturity	5.54	5.40	—	28,587,503	28,587,503	—	—	—	—

	O-E	BANCO BBVA	COP	At maturity	5.69	5.55	—	18,560,403	18,560,403	—	—	—	—

	O-E	BANCO POPULAR	COP	At maturity	5.15	5.03	—	5,272,805	5,272,805	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5.15	5.03	—	6,920,228	6,920,228	—	—	—	—

Brazil	O-E	BANCO BNDES	Real	Monthly	7.15	7.15	314,168	942,761	1,256,929	—	—	—	—

	O-E	BANCO BNDES	Real	Monthly	7.94	7.94	344,399	1,033,198	1,377,597	—	—	—	—

	O-E	BANCO BNDES	Real	Monthly	7.41	7.41	96,290	288,870	385,160	—	—	—	—

	O-E	BANCO BRADESCO	Real	At maturity	12.88	12.88	8,628	25,884	34,512	7,238,075	—	—	7,238,075

	O-E	BANCO HSBC	Real	At maturity	11.30	11.30	13,909,523	41,728,570	55,638,093	—	—	—	—

	O-E	BANCO TOKYO - MITSUBHISHI	Real	At maturity	11.45	11.45	4,812,436	14,437,307	19,249,743	—	—	—	—
	O-E	BANCO DO BRASIL	Real	At maturity	11.04	11.04	—	—	—	9,394,201	—	—	9,394,201
	O-E	BANCO DO NORDESTE	Real	Monthly	8.50	8.50	82,169	246,506	328,675	1,041,737	347,246	—	1,388,983
Peru	O-E	BANCO DE CREDITO	Soles	Quarterly	7.34	7.34	8,231	832,540	840,771	2,468,025	1,737,667	—	4,205,692
	O-E	BANK OF TOKIO	USD	Quarterly	2.85	2.85	3,251	—	3,251	14,579,758	3,666,917	—	18,246,675
	O-E	BANCO DE CREDITO	Soles	Quarterly	7.71	7.71	221,248	—	221,248	3,234,862	8,733,936	1,093,302	13,062,100
	O-E	BANCO CONTINENTAL	USD	Semiannual	5.15	5.15	1,938,199	1,582,976	3,521,175	9,464,597	8,394,101	—	17,858,698
	O-E	BANCO BILBAO VIZCAYA	USD	Quarterly	2.26	2.26	1,713,884	5,011,198	6,725,082	8,270,117	—	—	8,270,117
	O-E	BANCO SCOTIABANK	Soles	Semiannual	7.50	7.50	8,224	—	8,224	5,223,387	2,621,675	—	7,845,062

At December 31, 2013							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2013
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	O-E	BANCO SCOTIABANK	Soles	At maturity	4.90	4.90	96,637	6,877,883	6,974,520	—	—	—	—
	O-E	BANCO CONTINENTAL	Soles	At maturity	4.85	4.85	160,826	11,562,452	11,723,278	—	—	—	—

		TOTAL					148,059,027	293,011,608	441,070,635	326,152,216	93,566,170	1,093,302	420,811,688

17.3	Bond debt

Long Terms Bonds—Short term portion

Inscription number or ID	Note	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
								Principal installment	Amortization type	12/31/2014	12/31/2013
					%	%				ThCh$	ThCh$
268		BJUMB - B1	339,916	UF	6,5%	6,90%	01/09/2026	Semiannual	Semiannual	390,674	510,723	NACIONAL
268		BJUMB - B2	1,699,580	UF	6,5%	6,90%	01/09/2026	Semiannual	Semiannual	3,058,775	2,585,830	NACIONAL
443		BCENC - A	—	UF	4,3%	4,75%	15/03/2027	Semiannual	Semiannual	—	1,229,562	NACIONAL
530		BCENC - E	2,000,000	UF	3,5%	4,14%	07/05/2018	Semiannual	At Maturity	292,254	275,137	NACIONAL
530		BCENC - F	4,500,000	UF	4,0%	4,31%	07/05/2028	Semiannual	At Maturity	677,615	640,258	NACIONAL
551		BCENC - J	3,000,000	UF	5,7%	5,70%	15/10/2029	Semiannual	Semiannual	876,024	829,160	NACIONAL
551		BCENC - K	—	Ch$	7,0%	7,15%	01/03/2014	Semiannual	At Maturity	—	30,685,910	NACIONAL
551		BCENC - L	250,000	UF	4,1%	3,86%	28/05/2015	Semiannual	Semiannual	6,186,097	11,715,387	NACIONAL
551		BCENC - N	4,500,000	UF	4,7%	4,95%	28/05/2030	Semiannual	Semiannual S	478,782	452,575	NACIONAL
551		BCENC - O	54,000,000	Ch$	7,0%	7,68%	01/06/2031	Semiannual	At Maturity	313,908	313,303	NACIONAL
N/A		ÚNICA - A	280,000,000	S	7,2%	7,49%	05/05/2018	Semiannual	At Maturity	637,828	588,574	EXTRANJERO
N/A		ÚNICA - A	130,000,000	S	7,6%	7,76%	12/08/2017	Semiannual	At Maturity	776,099	717,113	EXTRANJERO
N/A		ÚNICA - A	750,000,000	USD	5,5%	5,80%	20/01/2021	Semiannual	At Maturity	11,598,896	9,948,508	EXTRANJERO
N/A		ÚNICA - A	1,200,000,000	USD	4,9%	5,17%	20/01/2023	Semiannual	At Maturity	16,575,885	14,323,952	EXTRANJERO
N/A		MÁS CUOTAS SERIE 1	140,896,923	Arg$	25.23%	25.23%	01/07/2015	Monthly	Monthly	6,875,763	—	EXTRANJERO
N/A		MÁS CUOTAS SERIE 1	12,198,868	Arg$	29.50%	29.50%	01/10/2015	Monthly	Monthly	865,754	—	EXTRANJERO
N/A		MÁS CUOTAS SERIE 1	6,099,434	Arg$	28.00%	28.00%	01/02/2016	Monthly	Monthly	432,877	—	EXTRANJERO
N/A		MÁS CUOTAS SERIE 1	7,070,798	Arg$	28,0%	28,00%	01/10/2016	Monthly	Monthly	501,815	—	EXTRANJERO

		Total short—term portion								50,539,046	74,815,992

17.3.1	Bond long term

Inscription number or ID	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
							Principal installment	Amortization type	12/31/2014	12/31/2013
				%	%				ThCh$	ThCh$
268	BJUMB - B1	339,916	UF	6,5%	6,90%	01/09/2026	Semiannual	Semiannual	7,980,472	7,923,293	NACIONAL
268	BJUMB - B2	1,699,580	UF	6,5%	6,90%	01/09/2026	Semiannual	Semiannual	38,823,243	38,488,858	NACIONAL
443	BCENC - A	—	UF	4,3%	4,75%	15/03/2027	Semiannual	Semiannual	—	90,232,986	NACIONAL
443	BCENC - C	—	UF	4,1%	4,61%	01/07/2027	Semiannual	Semiannual	—	100,563,384	NACIONAL
443	BCENC - D	—	UF	4,0%	4,38%	01/07/2028	Semiannual	Semiannual	—	33,794,100	NACIONAL
530	BCENC - E	2,000,000	UF	3,5%	4,14%	07/05/2018	Semiannual	At Maturity	48,264,287	45,437,538	NACIONAL
530	BCENC - F	4,500,000	UF	4,0%	4,31%	07/05/2028	Semiannual	At Maturity	107,321,315	101,404,739	NACIONAL
551	BCENC - J	3,000,000	UF	5,7%	5,70%	15/10/2029	Semiannual	Semiannual	73,849,017	69,898,124	NACIONAL
551	BCENC - L	250,000	UF	4,1%	3,86%	28/05/2015	Semiannual	Semiannual	—	5,868,694	NACIONAL
551	BCENC - N	4,500,000	UF	4,7%	4,95%	28/05/2030	Semiannual	Semiannual	108,213,757	102,290,315	NACIONAL
551	BCENC - O	54,000,000	Ch$	7,0%	7,68%	01/06/2031	Semiannual	At Maturity	50,644,541	50,546,943	NACIONAL
N/A	ÚNICA - A	280,000,000	S	7,2%	7,49%	05/05/2018	Semiannual	At Maturity	56,512,826	52,148,859	EXTRANJERO
N/A	ÚNICA - A	130,000,000	S	7,6%	7,76%	12/08/2017	Semiannual	At Maturity	26,371,646	24,367,325	EXTRANJERO
N/A	ÚNICA - A	750,000,000	USD	5,5%	5,80%	20/01/2021	Semiannual	At Maturity	455,654,686	390,512,983	EXTRANJERO
N/A	ÚNICA - A	1,200,000,000	USD	4,9%	5,17%	20/01/2023	Semiannual	At Maturity	682,748,226	562,566,927	EXTRANJERO

	Total Long—Term portion								1,656,384,016	1,676,045,068

17.4	Other Financial Liabilities—Derivatives—Options

The detail as of December 31, 2014 and December 31, 2013 is as follows:

								Periodicity			Total Current and Non-Current
ID	Institution Name	Asset Position (In Thousands)	currency	Assets Interest rate	Liability Position (In Thousands)	Currency	Liability Interest Rate	Due date	Interest payment	Principal Installment	December 31, 2014 (ThCh$)	December 31, 2013 (ThCh$)	Placement in Chile or abroad
O-E	Banco BBVA	1,014	USD	1.95%	1,676	USD	3.49%	15/08/2016	Semiannual	—	219,295	147,176	Foreign
O-E	Banco Santander	1,014	USD	1.95%	1,646	USD	3.41%	15/08/2016	Semiannual	—	163,459	100,304	Foreign
O-E	Banco BBVA	29,362	USD	2.24%	86,389	Soles	6.30%	16/11/2015	Quarterly	Quarterly	—	111,456	Foreign

										TOTAL	382,754	358,936

17.5	Other loans—leases

The detail of the leasing agreement as of December 31, 2014 and 2013 is as follows;

					Current Expiration			Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2014 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2014 ThCh$
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Mensual	53,132	171,148	224,280	933,415	933,413	2,564,627	4,431,455
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Mensual	29,785	89,037	118,822	523,249	523,249	1,438,941	2,485,439
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Mensual	5,838	17,452	23,290	102,562	102,562	282,046	487,170
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Mensual	12,933	38,662	51,595	227,206	227,206	624,820	1,079,232
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Mensual	15,241	45,560	60,801	267,747	267,747	736,307	1,271,801
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORÁMICO LIMITADA	PESOS	MENSUAL	25,173	316,841	342,014	302,081	201,388	173,849	677,318
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	MENSUAL	13,133	38,041	51,174	149,432	99,621	149,507	398,560
Cencosud Retail S.A.	81201000-K	SOCIEDAD DE RENTA HISPANO CHILENA SA	UF	MENSUAL	12,295	36,886	49,181	147,542	98,362	73,463	319,367
Cencosud Retail S.A.	81201000-K	BANCO CHILE - LEASING	UF	SEMESTRAL	40,515	779,277	819,792	3,575,878	—	—	3,575,878
Cencosud Retail S.A.	81201000-K	BANCO BICE - LEASING	UF	SEMESTRAL	14,485	43,456	57,941	173,825	—	—	173,825
Cencosud Retail S.A.	81201000-K	INVERSIONES OLYMPUS LTDA.	UF	Mensual	—	2,819	2,819	5,637	5,637	335,465	346,739
Cencosud Retail S.A.	81201000-K	INMOBILIARIA RECOLETA LTDA.	UF	Mensual	—	2,766	2,766	5,532	5,532	541,449	552,513
Cencosud Retail S.A.	81201000-K	INVERSIONES PUNTA BLANCA LTDA.	UF	Mensual	—	553	553	1,106	1,106	375,413	377,625
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Mensual	—	1,858	1,858	3,716	3,716	585,405	592,837
Cencosud Retail S.A.	81201000-K	INERSA S.A.	UF	Mensual	—	3,332	3,332	6,665	6,665	469,658	482,988
Cencosud Retail S.A.	81201000-K	RVC RENTAS S.A.	UF	Mensual	—	1,961	1,961	3,922	3,922	353,958	361,802
Cencosud Retail S.A.	81201000-K	SEGUROS DE VIDA CRUZ DEL SUR S.A.	UF	Mensual	—	2,698	2,698	5,395	5,395	380,188	390,978
Cencosud Retail S.A.	81201000-K	INMOBILIARIA MALL VIÑA DEL MAR S.A.	UF	Mensual	—	2,354	2,354	4,709	4,709	331,813	341,231
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Mensual	—	1,808	1,808	3,616	3,616	526,772	534,004
Cencosud Retail S.A.	81201000-K	INMOBILIARIA TIERRA SANTA	UF	Mensual	—	1,960	1,960	3,921	3,921	253,998	261,840
Cencosud Retail S.A.	81201000-K	SEGUROS DE VIDA CRUZ DEL SUR S.A.	UF	Mensual	—	3,768	3,768	7,536	7,536	679,018	694,090
Cencosud Retail S.A.	81201000-K	INVERSIONES URBANAS LTDA.	UF	Mensual	—	6,280	6,280	12,560	12,560	1,131,566	1,156,686
Cencosud Retail S.A.	81201000-K	INMOBILIARIA GR CHAMISERO I S.A.	UF	Mensual	—	6,155	6,155	12,310	12,310	1,109,064	1,133,684
Grandes Superficies de Colombia S.A.	830025638	BANCO DE BOGOTÁ	COL	MENSUAL	74,391	83,370	157,761	—	—	—	—
Grandes Superficies de Colombia S.A.	830025638	CENTRO COMERCIAL BULEVAR NIZA	COL	MENSUAL	19,606	60,586	80,192	175,227	197,219	1,409,972	1,782,418
Grandes Superficies de Colombia S.A.	830025638	FCP INVERLINK	COL	MENSUAL	34,701	107,234	141,935	310,143	349,068	1,868,223	2,527,434

					Current Expiration			Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2014 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2014 ThCh$
Grandes Superficies de Colombia S.A.	830025638	COMERCIALIZADORA DE COLECCIONES S.A.	COL	MENSUAL	11,918	36,830	48,748	106,521	119,890	4,866,113	5,092,524
Grandes Superficies de Colombia S.A.	830025638	SOISAN S.A.	COL	MENSUAL	229	727	956	2,262	2,825	24,353	29,440
Cencosud Retail Perú	20109072177	BIF LEASING	Soles	MENSUAL	76,409	—	76,409	—	—	—	—
Cencosud Retail Perú	20109072177	BIF LEASING	Soles	MENSUAL	88,101	88,532	176,633	—	—	—	—
Cencosud Retail Perú	20109072177	BIF LEASING	Soles	MENSUAL	37,602	113,770	151,372	—	—	—	—

				Total	565,487	2,105,721	2,671,208	7,073,715	3,199,175	21,285,988	31,558,878

					Current Expiration			Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2013 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2013 ThCh$
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	51,480	154,440	205,920	880,407	2,201,018	1,430,668	4,512,093
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	28,859	86,575	115,434	493,535	1,233,837	801,998	2,529,370
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	5,657	16,970	22,627	96,737	241,843	157,199	495,779
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	12,531	37,593	50,124	214,304	535,759	348,245	1,098,308
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	14,767	44,300	59,067	252,542	631,355	410,382	1,294,279
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORÁMICO LIMITADA	Ch$	Monthly	22,250	66,752	89,002	121,300	121,300	550,906	793,506
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	11,801	35,402	47,203	62,199	62,199	217,698	342,096
Cencosud Retail S.A.	81201000-K	SOCIEDAD DE RENTA HISPANO CHILENA SA	UF	Monthly	12,500	37,500	50,000	68,642	68,642	134,424	271,708
Cencosud Retail S.A.	81201000-K	BANCO CHILE – LEASING	UF	Semiannual	208,034	624,109	832,143	1,103,798	—	—	1,103,798
Cencosud Retail S.A.	81201000-K	BANCO BICE – LEASING	UF	Semiannual	17,200	51,600	68,800	92,445	92,445	—	184,890
Cencosud Retail S.A.	81201000-K	INVERSIONES OLYMPUS LTDA.	UF	Monthly	—	—	—	—	—	340,320	340,320
Cencosud Retail S.A.	81201000-K	INMOBILIARIA RECOLETA LTDA.	UF	Monthly	—	—	—	—	—	532,623	532,623
Cencosud Retail S.A.	81201000-K	INVERSIONES PUNTA BLANCA LTDA.	UF	Monthly	—	—	—	—	—	358,734	358,734
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	—	—	—	—	—	565,956	565,956
Cencosud Retail S.A.	81201000-K	INERSA S.A.	UF	Monthly	—	—	—	—	—	466,191	466,191
Cencosud Retail S.A.	81201000-K	RVC RENTAS S.A.	UF	Monthly	—	—	—	—	—	350,809	350,809
Cencosud Retail S.A.	81201000-K	SEGUROS DE VIDA CRUZ DEL SUR S.A.	UF	Monthly	—	—	—	—	—	377,382	377,382
Cencosud Retail S.A.	81201000-K	INMOBILIARIA MALL VIÑA DEL MAR S.A.	UF	Monthly	—	—	—	—	—	329,364	329,364
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	—	—	—	—	—	511,645	511,645
Cencosud Retail S.A.	81201000-K	INMOBILIARIA TIERRA SANTA	UF	Monthly	—	—	—	—	—	254,773	254,773
Grandes Superficies de Colombia S.A.	830025638	BANCO DE BOGOTÁ	COL	Monthly	83,581	250,743	334,324	150,550	—	—	150,550
Grandes Superficies de Colombia S.A.	830025638	IBM	COL	Monthly	72,478	92,481	164,959	—	—	—	—
Grandes Superficies de Colombia S.A.	830025638	CENTRO COMERCIAL BULEVAR NIZA	COL	Monthly	15,835	48,935	64,770	174,772	196,708	1,680,814	2,052,294
Grandes Superficies de Colombia S.A.	830025638	FCP INVERLINK	COL	Monthly	28,028	86,612	114,640	309,338	348,163	2,311,121	2,968,622

					Current Expiration			Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2013 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2013 ThCh$
Grandes Superficies de Colombia S.A.	830025638	COMERCIALIZADORA DE COLECCIONES S.A.	COL	Monthly	9,626	29,747	39,373	106,244	119,579	5,263,878	5,489,701
Grandes Superficies de Colombia S.A.	830025638	SOISAN S.A.	COL	Monthly	223	669	892	1,480	4,486	26,469	32,435
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	210,296	—	210,296	—	—	—	—
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	224,220	—	224,220	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	597	175,803	176,400	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	561	165,205	165,766	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	11	97,340	97,351	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	68,818	67,776	136,594	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	1,897	227,517	229,414	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	47,701	112,701	160,402	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	80,148	242,618	322,766	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	67,953	204,853	272,806	70,266	—	—	70,266
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	78,374	235,075	313,449	162,427	—	—	162,427
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	140,673	99,258	239,931	139,160	—	—	139,160

				Total	1,516,099	3,292,574	4,808,673	4,500,146	5,857,334	17,421,599	27,779,079

17.6	Restrictions.

1.	As established in the agreement to issue bonds of Cencosud S.A. dated July 5, 2001 and by virtue of which two series (Series A and Series B) were issued, of which only Series B (tranche B1 and B2) remains in effect, the Company, hereinafter the Issuer, has the following indebtedness limits or management restrictions, among others:

a)	Comply with the laws, regulations and other legal provisions applicable to it;

b)	Establish and maintain adequate accounting systems based on generally accepted accounting principles in Chile, as well as hire and maintain an independent external auditing firm of recognized local or international prestige to examine and analyze the Financial Statements and issue an opinion on the statements as of December 31 of each year. Likewise, in accordance with current standards and as long as they are in effect, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the bond issuance. These risk rating agencies may be replaced to the extent that the Issuer complies with the obligation of maintaining two of them, continuously and without interruption, for the life of the bond issuance. Nevertheless, it is expressly agreed that: (i) in the event that by SVS provision the currently valid accounting standards were modified, replacing IFRS, and that change were to affect one or more of the restrictions contained in the Ninth clause and/or the definitions in the First clause related to the aforementioned Ninth clause of the Agreement, or (ii) if the valuation criteria established for the accounting entries in the current Financial Statements were modified by the competent entity authorized to issue accounting standards, the Issuer shall, within fifteen Working Days of the new provisions having been reflected for the first time in its Financial Statements, present these changes to the Bondholders’ Representative. The Issuer, within twenty Working Days of the new provisions having been reflected for the first time in its Financial Statements, shall request that its external auditors proceed to adapt the obligations indicated in the Ninth clause and/or the definitions contained in the First clause that are related to the aforementioned Ninth clause of the Agreement based on the new accounting situation within twenty Working Days after the date of request. The Issuer and the Bondholders’ Representative shall modify the Agreement in order to adjust it as determined by the auditors within ten Working Days of the auditors having issued their report, and the Issuer shall file with the SVS the request for this modification of the Agreement, together with the respective documentation. The aforementioned procedure shall be considered prior to the date on which the Financial Statements must be filed with the SVS by the Issuer, for the reporting period following that in which the new provisions have been reflected for the first time in its Financial Statements. For this, prior consent from the bondholders’ association shall not be necessary. Notwithstanding, the Bondholders’ Representative shall inform the Bondholders of the modifications to the Agreement by publishing a notice in the newspaper La Nacion (print or digital version) and in the event this publication is suspended or no longer exists, in the Official Gazette, which shall take place within twenty Working Days following the date the respective deed modifying the Agreement is granted. In the cases mentioned above, and until the Agreement has been modified in accordance with the aforementioned procedure, the Issuer shall not be considered to have breached the Agreement when as a result exclusively of these modifications, the Issuer fails to comply with one or more restrictions contained in the Ninth clause of the Agreement and/or the definitions contained in the First clause that are related to the aforementioned Ninth clause. Once the Agreement has been modified as stated above, the Issuer shall comply with the agreed-upon modifications to reflect its new accounting situation. Record is left that the procedure contained in this provision is intended to protect the changes produced exclusively by provisions on accounting matters and in no case those produced by variations in market conditions that affect the Issuer. All expenses resulting from the above shall be borne by the Issuer. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the bonds;

c)	Send a copy of its quarterly and annual Financial Statements to the Bondholders’ Representative within the same period of time in which it must be filed with the SVS;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Notify the Bondholders’ Representative of all material events that are not considered reserved or any infraction of the Issuer’s obligations under the agreement as soon as the event or infraction occurs or comes to its knowledge, within the same period of time in which it must notify the SVS. The document that fulfills this obligation must be signed by the Issuer’s Chief Executive Officer or by his replacement and must be sent with a return receipt or by certified mail;

f)	Maintain, during the life of this Agreement, its assets free of Restricted Encumbrances that are equivalent, at least, to one point two times the unpaid balance of the principal owed on the Bonds. This obligation shall be verified and measured as of the reporting dates of the Financial Statements. The Issuer shall send information to verify the ratio referred to in this clause to the Bondholders’ Representative upon request. In the event that the Issuer fails to comply with this obligation, it may equally and within a maximum of sixty days from the date of violation, establish guarantees in favor of the Bondholders that are proportionally equal to those granted to third parties other than the Bondholders. For these purposes, assets and debt will be valued at book value. The following shall not be considered for these purposes: encumbrances established for any authority for taxes that are still not owed by the Issuer and are being duly challenged by it; those established in the ordinary course of business of the Issuer that are being duly challenged by it; preferences established by law such as, for example, those mentioned in article two thousand four hundred seventy-two of the Civil Code and articles one hundred five and one hundred six of the Securities Market Law; and all encumbrances to which the Issuer has not consented and that are being duly challenged by it;

g)	Not sell or transfer essential assets that represent more than 30% of its total assets and that place in danger the continuity of its business, unless that sale, cession or transfer is to a subsidiary and to the extent that it jointly and severally undertakes to pay the Bonds;

h)	Maintain an indebtedness ratio no greater than one point three;

i)	Maintain minimum equity of eleven million, five hundred thousand UF at all times during the life of the bonds;

j)	Not make investments in debt instruments issued by related persons or engage in transactions with related persons under conditions that are less favorable than market conditions for the Issuer;

k)	Contract and maintain insurance that reasonably protects its operating assets;

l)	Send information on any reduction in its interest in Subsidiaries that results in losing control and stems from a sale, exchange or merger of its interest in them to the Bondholders’ Representative within 30 working days of the event having occurred;

m)	Record in its accounting books the provisions that arise from adverse contingencies that, in management’s opinion, should be reflected in the Financial Statements of the Issuer in accordance with IFRS or the standards that replace them and those established by the SVS, as appropriate.

2.	As established in the agreement to issue bonds of Cencosud S.A., dated March 13, 2008, and by virtue of which two series (Series E and Series F) were issued, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Comply with applicable laws, regulations and other legal provisions, particularly those related to the timely and correct payment of taxes, duties and charges;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS; an independent external auditing firm of recognized prestige to issue an opinion on the financial statements as of December 31 of each year; two risk rating agencies registered with the SVS for the life of the Bonds;

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

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative information on any reduction of its interest in the capital of its Relevant Subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions;

g)	Maintain the following financial ratios based on the Quarterly Financial Statements: (i) An indebtedness level based on the Financial Statements of a ratio of other current financial liabilities and other non-current financial liabilities, less cash and cash equivalents, less other current financial assets, over total equity attributable to the owners of the parent company, no greater than one point two. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; and ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s Liabilities in conformity with the Financial Statements;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets and ensure that its subsidiaries meet this condition;

k)	Not grant endorsements or guarantees or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer.

l)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Supermercados S.A. and forty-nine percent of Cencosud Administradora de Tarjetas S.A., as well as the Companies that eventually control the business areas currently developed by these Companies;

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

h)	The Issuer shall issue each quarter: (i) a report that is a sworn statement indicating that no violation of the obligations established in this clause has occurred; (ii) a report containing the calculation of the ratios referred to in the preceding letter.

4.	As established in the agreement to issue bonds of Cencosud S.A., dated September 5, 2008 and modified on October 2, 2008, and by virtue of which the Series J, L, N and O were issued, the Company, hereinafter the Issuer, has the following obligations or management restrictions:

a)	Comply with applicable laws, regulations and other legal provisions, particularly those related to the timely and correct payment of taxes, duties and charges;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS; an independent external auditing firm of recognized prestige to issue an opinion on the financial statements as of December 31 of each year; two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send to the Bondholders’ Representative (i) a copy of all information that the Issuer must send the SVS, as long as it is not considered reserved information, including a copy of its quarterly and annual Financial Statements, within the period of time in which it should file such information with the SVS; (ii) information regarding compliance with the obligations undertaken by virtue of the Agreement within the period of time in which it should file its Financial Statements with the SVS; (iii) copies of the risk rating reports on the issuance no later than five Working Days after receipt of these reports from its private risk rating agencies; (iv) all information regarding any violation of its obligations undertaken by virtue of the Agreement and any other relevant information requested by the SVS, as soon as the event occurs or comes to its knowledge;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative information on any reduction of its interest in the capital of its Relevant Subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions;

g)	Maintain the following financial ratios based on the Quarterly Financial Statements: (i) An indebtedness level based on the Financial Statements of a ratio of other current financial liabilities and other non-current financial liabilities, less cash and cash equivalents, less other current financial assets, over total equity attributable to the owners of the parent company, no greater than one point two. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; and ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s Liabilities in conformity with the Financial Statements;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets and ensure that its subsidiaries meet this condition;

k)	Not grant endorsements or guarantees or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer.

l)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Supermercados S.A. and forty-nine percent of Cencosud Administradora de Tarjetas S.A., as well as the Companies that eventually control the business areas currently developed by these Companies;

m)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Issuer’s ordinary revenue, based on the Quarterly Financial Statements; and

n)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

5.	As a result of the loan granted by the International Finance Corporation to the subsidiary Cencosud S.A. (Argentina), an agreement was signed between these entities on September 24, 2008. The Minutes of the Board of Directors of the subsidiary Cencosud S.A. (Argentina) dated September 5, 2008, makes mention of having entered into a Share Retention Agreement, which was signed by the subsidiary Cencosud S.A. (Argentina) and its controller, Cencosud S.A. (Chile), in favor of the “International Finance Corporation” by virtue of which Cencosud S.A. (Chile) undertakes to:

a)	Maintain its shareholdings in the subsidiaries Cencosud S.A., Cencosud Shopping Centers S.A. (Chile) and Cencosud Retail S.A. (Chile);

b)	Maintain its shareholding in Blaisten S.A. and Unicenter S.A.

6.	As established in the debt consolidation agreement signed June 30, 2010 between Cencosud Retail S.A. as Debtor and Banco del Estado de Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Consolidated Operating Income, based on the Consolidated Quarterly Financial Statements;

b)	Not merge with any company, except those cases in which the merger meets all of the following requirements: (i) that the Company resulting from the merger is a Corporation established and governed by the laws of the Republic of Chile, and (ii) that the Company resulting from the merger maintains Cencosud’s current line of business;

c)	Maintain at all times a ratio of Net Financial Debt to Own Funds of no more than one point two;

d)	Maintain minimum equity equivalent to 28,000,000 UF.

e)	Maintain assets free of all pledges, mortgages and other encumbrances for an amount at least equivalent to one point two times its unguaranteed consolidated liabilities. The obligations established in this letter and in letters (a),( c) and (d) above shall be measured every quarter based on the Financial Statements of Cencosud S.A.

f)	Do not establish personal guarantees in favor of other creditors to secure obligations of third parties that do not belong to Cencosud S.A. and its subsidiaries without prior authorization from the Bank;

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

h)	Each quarter, submit to the Bank a certificate of compliance of the affirmative and negative obligations established in the agreement, including a detail of the calculation of the financial covenants entered into by the Finance Manager.

7.	As established in the line of credit agreement signed October 12, 2010 between Cencosud S.A. as Debtor and Banco de Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If the Debtor were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If the Debtor were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, the Debtor shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding. However, the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time the obligation listed in the first clause shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case considered Permitted Encumbrances by the agreement;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies.

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain minimum equity of twenty-eight million UF.

r)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of current, unguaranteed liabilities;

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

8.	As established in the line of credit agreement signed October 12, 2010 between Cencosud Retail S.A. as Debtor and Banco de Crédito e Inversiones as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current law and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. y Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

9.	As established in the Indenture dated January 20, 2011, entered into under the laws of the state of New York, United States, and by virtue of which Rule 144/A bonds were placed in the U.S. market, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Prohibition from granting encumbrances;

b)	Prohibition from entering into leaseback agreements;

c)	Prohibition from merging or selling all or a substantial part of its assets;

d)	Reporting obligations established in Rule 144/A and;

e)	Obligation to submit annual and quarterly financial statements to the trustee and bondholders.

10.	As established in the loan agreement signed September 7, 2011 between Cencosud S.A. as Debtor and Banco Bilbao Vizcaya Argentaria Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s consolidated Financial Statements for each quarter as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be prepared in accordance with IFRS or applicable standards in Chile;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than 5 banking days after the date on which any one of the indicated executives of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding the agreement; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law; (v) submit to the Bank, when requested in writing and for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within 30 banking days of the date on which the request is made in writing; (vi) submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

e)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and/or IFRS;

f)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, the Debtor shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

g)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

h)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

i)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS or the current standards in Chile;

j)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

k)	Ensure that all operations with related persons, as defined in law number 18,045, either directly or through related persons, are carried out under prevailing market conditions;

l)	Ensure that at any time the Debtor’s obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors, a restriction which is not applicable in cases the agreement defines as Permitted Encumbrances.

m)	Possess, directly or indirectly, shares that represent at least 51% of the capital of the following companies: Cencosud Retail S.A. and Cencosud Shopping Centers S.A., and their respective successor companies and transferees, as well as the companies that may eventually control the business areas currently developed by these companies.

n)	Maintain a ratio of net financial liabilities to equity of less than one point two.

o)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of liabilities;

p)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined in the agreement.

q)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

11.	As established in the loan agreement signed September 14, 2011 between Cencosud S.A. as Debtor and Banco Bice, Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s consolidated Financial Statements for each quarter as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be prepared in accordance with IFRS or applicable standards in Chile;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than 5 banking days after the date on which any one of the indicated executives of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding the agreement; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law; (v) submit to the Bank, when requested in writing and for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within 30 banking days of the date on which the request is made in writing; (vi) submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

e)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and/or IFRS;

f)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, the Debtor shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

g)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

h)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

i)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS or the current standards in Chile;

j)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

k)	Ensure that all operations with related persons, as defined in law number 18,045, either directly or through related persons, are carried out under prevailing market conditions;

l)	Ensure that at any time the Debtor’s obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors, a restriction which is not applicable in cases the agreement defines as Permitted Encumbrances.

m)	Possess, directly or indirectly, shares that represent at least 51% of the capital of the following companies: Cencosud Retail S.A. and Cencosud Shopping Centers S.A., and their respective successor companies and transferees, as well as the companies that may eventually control the business areas currently developed by these companies.

n)	Maintain a ratio of net financial liabilities to equity of less than one point two.

o)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of its liabilities;

p)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined in the agreement.

q)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

12.	As established in the line of credit agreement signed September 20, 2011 between Cencosud S.A. as Debtor and Banco Santander-Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank its quarterly and annual individual Financial Statements, together with the quarterly consolidated Financial Statements of Cencosud to the extent that these documents have not been published on a publicly accessible website. These Financial Statements shall be submitted to the Bank within sixty days of the corresponding quarter end. The year-end Financial Statements shall be submitted to the Bank within one hundred twenty days of the respective year end. The year-end individual Financial Statements of Cencosud shall be audited and submitted with their notes and the opinion of the Independent Auditors;

b)	Supply opportunely, accurately and sufficiently, and to the extent available all financial and accounting information and all other information that the Bank reasonably requests and that is necessary for evaluating and controlling faithful and exact compliance with the Agreement;

c)	Comply fully and opportunely with the payment of all relevant obligations considered first-class loans, especially labor, social security, tax and other obligations with such preference. For these purposes, relevant obligations “Relevant Obligations” are those whose cumulative amount exceeds one million United States dollars or their equivalent in domestic currency. A delay of less than thirty days in the payment of the aforementioned obligations shall not be considered non-compliance for the purposes of this clause;

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

e)	Maintain a ratio of Assets Free of Pledges and/or Encumbrances and Liabilities equal to or greater than one point two. For these purposes, “Assets” is defined as all real estate or chattel property and assets, tangible or intangible and securities; and “Liabilities” is defined as all obligations of the debtor, financial or not, contingent or not, less the Equity of Cencosud;

f)	Submit to the Bank a copy of its audited annual report within thirty days of its approval at the General Shareholders’ Meeting as set forth in its by-laws—or in the absence of by-laws, by the law—to the extent that these documents have not been published on a publicly accessible website.

13.	As established in the line of credit agreement signed October 04, 2011 between Cencosud S.A. as Debtor and Rabobank Curacao N.V as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Maintain with the rest of the lenders at least the same conditions, guarantees or preferences under this agreement, according to the Chilean law, except for the preferences in favor of the fiscal authority, employees, labor obligations and any other obligation imposed by applicable laws.

b)	Not encumber or give guarantee over Assets of Cencosud, except for the mentioned in this agreement.

c)	Send the Audited Financial Statements under IFRS and its corresponding notes, as soon as they are available, even if they are not in the S.V.S web site.

d)	Send, amongst with the Financial Information, a letter signed off by the attorneys properly authorized by the debtor, a letter informing comply or not any of the obligations included in this contract.

e)	The debtor will inform any relevant or essential event that could be adversely affect within ten bank business days after the event occurs, except for legal exceptions.

f)	As soon as take knowledge, and within thirty business bank days, the company should inform the following: i) any potential force major that could affect this contract; ii) any fails to comply to the terms of this agreement, litigation or relevant claims against the debtor or any event that could adversely affect the obligations included in this contract, iii) inform to the bank any deviation in the budget under this contract iv) Any event that could adversely affect and could reasonably occurs, mentioned before.

g)	Give to the bank any copy of the documents or notice relevant that could result in any material adversely effect to the bank.

h)	Inform any modifications to the by-laws within fifteen business bank days.

i)	Inform to the bank, within ten bank business days, any claim, action or demand initiated against the company by any court or other public or private entity that could cause any material adverse effect.

j)	Keep updated the contingencies plans to keep the business on going and make the best effort to accomplish with the main obligations related to licenses, permits, software.

k)	Inform to the bank, within ten bank business days the acquisition over or equal to fifty millions of US dollars, of any ownership in companies that give to the debtor the control over that company.

l)	To pay on time taxes, labor or other obligations.

m)	To keep accurate accounting records according to the generally accounting principles accepted in Chile

n)	Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset. Specially the debtor will keep the property of the following bands a) Jumbo and b) Paris

o)	Keep its actual business operations and activities.

p)	To keep the actual number of shares in its main subsidiaries

q)	Comply with the laws, regulations and other legal provisions applicable to its subsidiaries.

r)	Maintain the following financial ratios: (i) Leverage Ratio of no more than 1.2; (ii) Consolidated Equity greater than UF 28,000,000; (iii) assets pledges or encumbrances over consolidated liabilities under 1.2

s)	Not sell or transfer any essential consolidated asset. Essential asset under this contract are the brands a) Jumbo and Paris, b) the shares that represent at least fifty percent of the companies “Cencosud Retail S.A.” and Cencosud Shopping Centers S.A.

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect.

14.	As established in the credit agreement signed October 19, 2011 between Cencosud S.A. as Debtor and Scotiabank & Trust (Cayman) LDT as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Send the Audited Financial Statements under IFRS and its corresponding notes , as soon as they are available, even if they are not in the S.V.S web site.

b)	Send copy of the general information reported by the debtor to the S.V.S to accomplish with any rule.

c)	Send the taxes or stamp tax payments to which this contract is affected and inform any action on this taxes.

d)	Send, amongst with the Financial Information, a letter signed off by the attorneys properly authorized by the debtor, a letter informing comply or not any of the obligations included in this contract. Additionally to that the company should send a certificate signed off by the external auditors.

e)	Give to the bank any change in relevant events that could result in any material adversely effect to the bank.

f)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors.

g)	Not sell, transfer or give guarantees over any essential consolidated asset of the company or any subsidiary.

h)	The debtor and the guarantors cannot incur in other indebtedness, except for those consider as part of the normal business and that cannot adversely affect the Company.

i)	Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset.

j)	Prohibition to the debtor or guarantor, merging or selling its assets, except for the exceptions consider in this agreement.

k)	To keep accurate accounting records according to the generally accounting principles accepted in Chile.

l)	To keep actual main business operations.

m)	Maintain the following financial ratios: (i) Leverage Ratio of no more than 1.2; (ii) Consolidated Equity greater than UF 28,000,000; (iii) Maintain a financial expense ratio of at least 3.0 to 1.0 and assets pledges or encumbrances over consolidated liabilities under 1.2.

n)	Not engage in, with related persons, transactions under conditions that are more that those transactions which could have agree with third parties.

15.	According to the stated in the “Indenture”, dated December 6, 2012 under the bond issuance pursuant to Rule 144ª under the Securities Act, the Company as “issuer” shall comply with the following:

a)	The Company shall not, nor shall it permit any Subsidiary to, issue, assume or suffer to exist any Indebtedness, if such Indebtedness is secured by a Lien upon any property or assets of the Company or any Subsidiary, unless, concurrently therewith, the Securities shall be secured equally and ratably with (or prior to) such Indebtedness; provided, except for the mentioned in the agreement.

b)	The Company shall not, nor shall it permit any Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any of their property or assets, unless (a) the Company or such Subsidiary would be entitled pursuant to Section 5.02 of the agreement to issue or assume Indebtedness (in an amount equal to the Attributable Value with respect to such Sale and Leaseback Transaction) secured by a Lien on such property or assets without equally and ratably securing the Securities, (b) the Company or such Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value (as determined in good faith by the Board of Directors) of the property or assets so leased, (i) to the retirement, within 360 days after the effective date of such Sale and Leaseback Transaction, of (A) Indebtedness of the Company ranking at least pari passu with the Securities or (B) Indebtedness of any Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company, or (ii) to the acquisition, purchase, construction, development, extension or improvement of any property or assets of the Company or any Subsidiary used or to be used by or for the benefit of the Company or any Subsidiary in the ordinary course of business or (c) the Company or such Subsidiary equally and ratably secures the Securities. Except for transactions providing for a lease for a term, including any renewal, of not more than three years or to arrangements between the Company and a Subsidiary or between Subsidiaries.

c)	Submit or make accessible electronically with notice to the trustee as soon as they are available, but in any event within 120 calendar days after the end of each fiscal year of the Company (currently ending December 31), copies of its audited financial statements on a consolidated basis) in respect of such fiscal year (including a profit and loss account, statements of financial position and cash flow statement), in English, prepared in accordance with IFRS and audited by a member firm of an internationally recognized firm of independent accountants. As soon as they are available, but in any event within 90 calendar days after the end of each of the first three fiscal quarters of each fiscal year of the Company, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period (including a profit and loss account, statements of financial position and cash flow statement), in English, prepared on a basis consistent with the audited financial statements of the Company and in accordance with IFRS, together with a certificate signed by the person then authorized to sign financial statements on behalf of the Company to the effect that such financial statements are true in all material respects and present fairly the financial position of the Company as at the end of, and the results of its operations for, the relevant quarterly period in the event the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, timely file with the Commission such annual and other reports as may be required by the rules and regulations of the Commission in effect at the relevant time and in the form required thereunder.

d)	The Company shall take all action necessary to provide information to permit resale of the Securities pursuant to Rule 144A under the Securities Act, including furnishing to any Holder of a Security or beneficial interest in a Global Security, or to any prospective purchaser designated by such Holder, upon written request of such Holder, financial and other information required to be delivered under Rule 144A(d)(4) (as amended from time to time and including any successor provision) unless, at the time of such request, the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or is exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act (as amended from time to time and including any successor provision).

e)	Protect its existence as a corporation, and, in the case of the Company, the corporate, partnership, limited liability company or other existence of each Subsidiary, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company, the Guarantor or any such Subsidiary;

f)	Neither the Company nor the Guarantor shall consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person except for the mentioned in the agreement.

16.	As established in the novation contract, recognition of debt and restructuring signed march 21, 2014 between Cencosud Administradora de Tarjetas S.A.; Cencosud S.A. as Debtor and Banco Bilbao Vizcaya Argentaria Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-compliance or Non-Compliance, as defined in the agreement, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined in the agreement, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Important Adverse Effect on the businesses, activities, operations or financial situation of Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of Cencosud, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, Cencosud shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Possess, directly or indirectly, shares that represent at least fifty-one percent of the capital of the following Companies: Cencosud Retail S.A. and Cencosud Shopping Centers S.A., and their respective successor companies and transferees, as well as the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two;

q)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of liabilities;

r)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

s)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, that the Debtor and/or the Guarantor lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

17.	As established in the credit agreement signed March 25, 2014 between Cencosud S.A. as Debtor and Mizuho Bank Ltd as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Annual Financial Statements. To the extent that they are not freely available at a public access web page of the SVS, the SEC web page or the Borrower’s corporate web page, it will provide to the Lender, within five (5) Business Days after the date on which they are required to be furnished to the SVS or, if no longer required by the SVS, within 90 days after the end of each fiscal year of the Borrower, the Consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as at the end of such fiscal year and the related Consolidated statements of income and retained earnings and statement of changes in financial position of the Borrower and its Consolidated Subsidiaries for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, and the Consolidated statement of cash flows for such fiscal year, all reported on in conformity with Applicable Accounting Principles and with the unqualified opinion thereon of independent public accountants of recognized international standing.

b)	Quarterly Financial Statements. To the extent that they are not freely available at a public access web page of the SVS, the SEC web page or the Borrower’s corporate web page, it will provide to the Lender within five (5) Business Days after the date on which they are required to be furnished to the SVS or, if no longer required by the SVS, within 60 days after the end of the first three quarters of each fiscal year of the Borrower, the unaudited Consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as at the end of each such fiscal quarter and the related unaudited Consolidated statements of income and retained earnings of the Borrower and its Consolidated Subsidiaries for such quarter and for the portion of the fiscal year ended at the end of such quarter, setting forth in the case of such statements of income and retained earnings in comparative form the figures for the corresponding quarter and the corresponding portion of the previous fiscal year, and the unaudited Consolidated statement of cash flows for such fiscal quarter, all certified as to fairness of presentation and conformity with Applicable Accounting Principles by a senior financial officer of the Borrower.

c)	Information to the Superintendencia de Valores y Seguros of the Republic of Chile. To the extent that they are not freely available at a public access web page of the SVS, the United Stated Securities and Exchange Commission (“SEC”) or the Borrower’s corporate web page, promptly after the making of any filing with the SVS of any circular, document or other material written information required to be filed with the SVS and distributed generally to the Borrower’s shareholders, it will provide a copy thereof to the Lender with the exception of any private, confidential or restricted access communications with the SVS or the SEC as the Borrower may reasonably determine.

d)	Stamp Tax. Promptly after the Borrower has paid any Stamp Tax required to be paid by it hereunder, the Borrower will deliver to the Lender one copy of any document or other information required to be filed in connection with such payment.

e)	Litigation. It will promptly deliver to the Lender details of any litigation, arbitration or administrative proceeding which, had it been current, pending or threatened at the date of this Agreement, would have rendered the representation and warranty in Section 3.10 incorrect.

f)	Events of Default. It will promptly notify the Lender of the occurrence of any Event of Default or Default, together with a description of any action taken or proposed to be taken to remedy it. Together with each financial statement delivered by it under Sections 5.1(a) and (b), and promptly after any request made by the Lender from time to time, it will deliver to the Lender a certificate signed on its behalf by the Gerente de Finanzas or such other Person as may be acceptable to the Lender for that purpose (i) for each fiscal quarter of the Borrower, setting forth reasonably detailed calculations demonstrating compliance with Section 5.9 and (ii) confirming that, so far as it is aware and (if applicable) except as previously notified to the Lender or waived in accordance with Section 7.1, no Event of Default or Default has occurred and is continuing or (as the case may be) setting out details of any which has occurred and is continuing and has not been so notified and of which it is aware and of any action taken or proposed to be taken to remedy it.

g)	Notices. It will promptly give notice to the Lender of (i) any changes known to the Borrower in taxes, duties or other fees of Chile or any political subdivision or taxing authority thereof or any change known to the Borrower in any laws of Chile, that would reasonably be expected to adversely affect the ability of the Borrower to make any payment due under this Agreement or the Note and (ii) any development or event which has had or would reasonably be expected to have a Material Adverse Effect.

h)	Other Information. It will promptly deliver to the Lender such other information relating to the financial condition or business of the Borrower or any of its Material Subsidiaries (including, without limitation, such information regarding the use of proceeds of the Loan) as the Lender may from time to time reasonably request.

i)	Notices to Central Bank. On the Drawdown Date, it will give notice to the Central Bank of the terms and conditions of the Loan as contemplated by this Agreement.

j)	Ranking. The Borrower will take all actions necessary to ensure that its payment obligations hereunder and under the Note rank and will at all times rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Borrower.

k)	Limitation on Liens and Asset Dispositions. (a) The Borrower will not, and will not permit any of its Material Subsidiaries to, sell, assign or otherwise transfer to any Person (other than to the Borrower) any of the Essential Assets, except that the Borrower or any Material Subsidiary may sell, assign or otherwise transfer Essential Assets (x) in the ordinary course its business provided that such sale, assignment or transfer of assets is for at least the fair market value of such assets and (y) outside of the ordinary course of its business for fair value in an aggregate amount not to exceed an amount equal to 10% of the Borrower’s or such Material Subsidiary’s total assets, as the case may be, in any fiscal year and provided that the proceeds of any such sale, assignment or transfer shall be reinvested in the business of the Borrower, or in the case of a sale, assignment or other transfer of Essential Assets by any other Subsidiary, in the business of the Borrower or any other Subsidiary, in each case, within 90 days of receipt thereof. The parties agree that a Material Subsidiary Change in Control shall not qualify as a sale, assignment or transfer of Essential Assets for purposes of this Agreement.

(b) The Borrower will not, and will not permit any of its Material Subsidiaries to create, incur or suffer to exist in favor of any Person any Lien (other than Permitted Liens and the Liens existing on the date hereof) on any Assets of the Borrower; provided that at all times the ratio of the total Assets of the Borrower and its Consolidated Subsidiaries (determined on a Consolidated basis) that are not subject to any Lien (including Permitted Liens) to the Borrower’s Total Liabilities must be at least 1.20.

l)	Maintenance of Existence and Payment of Obligations. The Borrower will (a) subject to Section 5.8, preserve, renew and keep in full force and effect its corporate existence, (b) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect and (c) pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its taxes and other obligations of whatever nature, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect or where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves to the extent required by Applicable Accounting Principles have been provided on the books of the Borrower.

m)	Compliance With Laws; Authorizations. The Borrower will comply with any applicable Requirements of Law to which it is subject and obtain and comply with the terms of and maintain in full force and effect all authorizations, approvals, licenses and consents required by the laws and regulations of Chile to the extent necessary to enable the Borrower lawfully to enter into and perform its obligations under the Loan Documents or to ensure the legality, validity, enforceability or admissibility in evidence in Chile of the Loan Documents except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect.

n)	Maintenance of Property; Insurance. The Borrower will, and will cause each of its Material Subsidiaries to, keep all Assets used or useful in its business in good working order and condition, ordinary wear and tear excepted, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect, and maintain with financially sound insurance companies insurance on all its tangible Assets in at least such amounts and against at least such risks as are customary for its type of business.

o)	Books and Records. The Borrower will, and will cause each of its Subsidiaries to, keep proper books of records and account in which full, true and correct entries in conformity with Applicable Accounting Principles and all applicable Requirements of Law to which it is subject shall be made of all dealings and transactions in relation to its business and activities.

p)

Limitation on Fundamental Changes. The Borrower will not (a) enter into any transaction of merger, consolidation or amalgamation, unless (i) such transaction of merger, consolidation or amalgamation does not result in an Event of Default and (ii) in the case of any such transaction of merger, consolidation or amalgamation, the Borrower is the surviving corporation or (b) spin off any of its businesses, Subsidiaries or groups of Assets to any Person other than a Subsidiary except for any spin-offs which do not have a Material Adverse Effect.

q)	Net Financial Debt to Consolidated Net Worth plus Minority Interests Ratio. The Borrower will not permit the Net Financial Debt to Consolidated Net Worth plus Minority Interests Ratio at any time to exceed 1.2 to 1.0.

r)	Transactions with Affiliates. The Borrower will not, nor will it permit any of its Subsidiaries to: (a) transfer, sell, lease, assign or otherwise dispose of any Assets to an Affiliate, (b) make any loan or extension of credit to an Affiliate, (c) merge into or consolidate with an Affiliate except as permitted by Section 5.9, or purchase or acquire Assets from an Affiliate or (d) enter into any other transaction, with or for the benefit of an Affiliate unless, in each case, such transaction that is entered into with an Affiliate is on an arm’s-length basis on terms no more favorable to such Affiliate than would be available to an unrelated Person.

s)	Purpose of the Loans. The Borrower will not use any of the proceeds of the Loan, directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of buying or carrying any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time. The Lender shall not have any responsibility as to the use by the Borrower of any of such proceeds.

t)	Central Bank Notice. Within 5 Business Days of the Drawdown Date, the Lender shall have received evidence satisfactory to it that the corresponding notice required by Chapter XIV of the Foreign Exchange Regulations issued by the Central Bank has been made.

18.	As established in the credit agreement signed March 26, 2014 between Cencosud S.A. as Debtor and Rabobank as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank, so soon be possible and in any case in ninety days following the closing date of Financial Statements for each quarter and annuals, to the extent that this information is not available on the SVS’s website or another publicly accessible website, copy of his Financial statements, individual and consolidated, for the period understood in every quarter and understood in the annual exercise, case the latter inside hundred twenty days of the closing and certified by an auditor independent from recognized prestige. These Financial statements will have to be prepared in conformity with IFRS

b)	Submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

c)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

d)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

e)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

f)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

g)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

h)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

i)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

j)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

k)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

l)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

m)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

n)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

o)	Maintain in the consolidated Financial Statements income from the business areas of sales to the detail, administration of omercial centers, real-estate investment and evaluation, grant and credit administration, to an equivalent level, at least, of 67 % of the income of exploitation consolidated.

p)	Maintain a ratio of net financial liabilities to equity of less than one point two.

q)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of current;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

u)	Do not constitute liens on assets other than those defined as permitted liens.

19.	As established in the credit agreement signed March 28, 2014 between Cencosud S.A. as Debtor and Banco Santander-Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank, so soon be possible and in any case in ninety days following the closing date of Financial Statements for each quarter and annuals, to the extent that this information is not available on the SVS’s website or another publicly accessible website, copy of his Financial statements, individual and consolidated, for the period understood in every quarter and understood in the annual exercise, case the latter inside hundred twenty days of the closing and certified by an auditor independent from recognized prestige. These Financial statements will have to be prepared in conformity with IFRS

b)	Submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

c)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

d)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

e)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

f)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

g)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

h)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

i)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

j)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

k)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

l)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

m)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

n)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

o)	Maintain a ratio of net financial liabilities to equity of less than one point two.

p)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of current;

q)	To quote with the Bank the contracting of derivative products and financial services.

r)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

s)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

20.	As established in the credit agreement signed March 28, 2014 between Cencosud S.A. as Debtor and Sumitomo Mitsui Banking Corporation as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Annual Financial Statements. To the extent that they are not freely available at a public access web page of the SVS, the SEC web page or the Borrower’s corporate web page, it will provide to the Lender, within five (5) Business Days after the date on which they are required to be furnished to the SVS or, if no longer required by the SVS, within 90 days after the end of each fiscal year of the Borrower, the Consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as at the end of such fiscal year and the related Consolidated statements of income and retained earnings and statement of changes in financial position of the Borrower and its Consolidated Subsidiaries for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, and the Consolidated statement of cash flows for such fiscal year, all reported on in conformity with Applicable Accounting Principles and with the unqualified opinion thereon of independent public accountants of recognized international standing.

b)	Quarterly Financial Statements. To the extent that they are not freely available at a public access web page of the SVS, the SEC web page or the Borrower’s corporate web page, it will provide to the Lender within five (5) Business Days after the date on which they are required to be furnished to the SVS or, if no longer required by the SVS, within 75 days after the end of the first three quarters of each fiscal year of the Borrower, the unaudited Consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as at the end of each such fiscal quarter and the related unaudited Consolidated statements of income and retained earnings of the Borrower and its Consolidated Subsidiaries for such quarter and for the portion of the fiscal year ended at the end of such quarter, setting forth in the case of such statements of income and retained earnings in comparative form the figures for the corresponding quarter and the corresponding portion of the previous fiscal year, and the unaudited Consolidated statement of cash flows for such fiscal quarter, all certified as to fairness of presentation and conformity with Applicable Accounting Principles by a senior financial officer of the Borrower.

c)	Information to the Superintendencia de Valores y Seguros of the Republic of Chile. To the extent that they are not freely available at a public access web page of the SVS, the United Stated Securities and Exchange Commission (“SEC”) or the Borrower’s corporate web page, promptly after the making of any filing with the SVS of any circular, document or other material written information required to be filed with the SVS and distributed generally to the Borrower’s shareholders, it will provide notice of such filing and a copy thereof to the Lender with the exception of any private, confidential or restricted access communications with the SVS or the SEC as the Borrower may reasonably determine.

d)	Stamp Tax. Promptly after the Borrower has paid any Stamp Tax required to be paid by it hereunder, the Borrower will deliver to the Lender one copy of any document or other information required to be filed in connection with such payment.

e)	Litigation. It will promptly deliver to the Lender details of any litigation, arbitration or administrative proceeding which, had it been current, pending or threatened at the date of this Agreement, would have rendered the representation and warranty in Section 3.10 incorrect.

f)	Events of Default. It will promptly notify the Lender of the occurrence of any Event of Default or Default, together with a description of any action taken or proposed to be taken to remedy it. Together with each financial statement delivered by it under Sections 5.1(a) and (b), it will deliver to the Lender a certificate signed on its behalf by the Gerente de Finanzas or such other Person as may be acceptable to the Lender for that purpose (i) for each fiscal quarter of the Borrower, setting forth reasonably detailed calculations demonstrating compliance with Section 5.9 and (ii) confirming that so far as it is aware and (if applicable) except as previously notified to the Lender or waived in accordance with Section 7.1, no Event of Default or Default has occurred and is continuing or (as the case may be) setting out details of any which has occurred and is continuing and has not been so notified and of which it is aware and of any action taken or proposed to be taken to remedy it.

g)	Notices. It will promptly give notice to the Lender of (i) any changes known to the Borrower in Taxes of Chile or any political subdivision or taxing authority thereof or any change known to the Borrower in any laws of Chile, that would reasonably be expected to adversely affect the ability of the Borrower to make any payment due under this Agreement or the Note, (ii) any Material Subsidiary Change in Control, (iii) any sale of Assets outside of the ordinary course of business and (iv) any development or event which has had or would reasonably be expected to have a Material Adverse Effect, provided that in the case of clauses (ii) and (iii), notice need not be provided to the extent the information relates to confidential (hecho reservado) communications with the SVS or the SEC as the Borrower may reasonably determine.

h)	Other Information. It will promptly deliver to the Lender such other information relating to the financial condition or business of the Borrower or any of its Material Subsidiaries as the Lender may from time to time reasonably request.

i)	Notices to Central Bank. On the Drawdown Date, it will give notice to the Central Bank of the terms and conditions of the Loan as contemplated by this Agreement.

j)	Ranking. The Borrower will take all actions necessary to ensure that its payment obligations hereunder and under the Note rank and will at all times rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Borrower.

k)	Limitation on Liens and Asset Dispositions. (a) The Borrower will not, and will not permit any of its Material Subsidiaries to, sell, assign or otherwise transfer to any Person (other than to the Borrower) any of its material Assets, except that the Borrower or any Material Subsidiary may sell, assign or otherwise transfer material Assets (x) in the ordinary course its business provided that such sale, assignment or transfer of assets is for at least the fair market value of such assets and (y) outside of the ordinary course of its business for fair value in an aggregate amount not to exceed an amount equal to 10% of the Borrower’s or such Material Subsidiary’s total assets, as the case may be, in any fiscal year, and provided that, the proceeds of any such sale, assignment or transfer shall be reinvested in the business of the Borrower, or in the case of a sale, assignment or other transfer of Essential Assets by any other Subsidiary, in the business of the Borrower or any other Subsidiary, in each case, within 90 days of receipt thereof. If such proceeds are not reinvested within such 90 day period, the Borrower shall prepay the outstanding principal amount of the Loan in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid, in an amount equal to the net cash proceeds received by the Borrower or any of its Material Subsidiaries in connection with any such sale, lease or transfer.

(b) The Borrower will not, and will not permit any of its Material Subsidiaries to create, incur or suffer to exist in favor of any Person any Lien (other than Permitted Liens and the Liens existing on the date hereof) on any Assets of the Borrower if such Lien (if foreclosed upon) would have a Material Adverse Effect; provided that at all times the ratio of the total Assets of the Borrower and its Consolidated Subsidiaries (determined on a Consolidated basis) that are not subject to any Lien (including Permitted Liens) to the Borrower’s Total Liabilities must be at least 1.20:1.00.

l)	Maintenance of Existence and Payment of Obligations. The Borrower will, and will cause each of its Material Subsidiaries to, (a) subject to Section 5.8, preserve, renew and keep in full force and effect its corporate existence, (b) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect and (c) pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its Taxes and other obligations of whatever nature, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect or where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves to the extent required by Applicable Accounting Principles have been provided on the books of the Borrower.

m)	Compliance With Laws; Authorizations. The Borrower will (a) comply with any applicable Requirements of Law to which it is subject, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect and (b) obtain and comply with the terms of and maintain in full force and effect all authorizations, approvals, licenses and consents, including those relating to Jumbo and París, required by the laws and regulations of Chile to the extent necessary to enable the Borrower lawfully to enter into and perform its obligations under the Loan Documents or to ensure the legality, validity, enforceability or admissibility in evidence in Chile of the Loan Documents.

n)	Maintenance of Property; Insurance. The Borrower will, and will cause each of its Material Subsidiaries to, keep all Assets used or useful in its business in good working order and condition, ordinary wear and tear excepted, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect, and maintain with financially sound insurance companies insurance on all its tangible Assets in at least such amounts and against at least such risks as are customary for its type of business.

o)	Books and Records. The Borrower will, and will cause each of its Subsidiaries to, keep proper books of records and account in which full, true and correct entries in conformity with Applicable Accounting Principles and all applicable Requirements of Law to which it is subject shall be made of all dealings and transactions in relation to its business and activities.

p)

Limitation on Fundamental Changes. The Borrower will not (a) enter into any transaction of merger, consolidation or amalgamation, unless (i) such transaction of merger, consolidation or amalgamation does not result in a Default or an Event of Default and (ii) in the case of any such transaction of merger, consolidation or amalgamation, the Borrower is the surviving corporation or (b) spin off any of its businesses, Subsidiaries or groups of Assets to any Person other than a Subsidiary except for any spin-offs which do not have a Material Adverse Effect, provided, the Borrower will not enter any such transaction if, after giving effect to such transaction, less than 67% of the Borrower’s consolidated net income would be attributable to income from businesses other than its retail, investment, lending and management businesses.

q)	Net Financial Debt to Consolidated Net Worth plus Minority Interests Ratio. The Borrower will not permit the Net Financial Debt to Consolidated Net Worth plus Minority Interests Ratio at any time to exceed 1.2 to 1.0.

r)	Stamp Tax. The Borrower will, on the Drawdown Date, pay any Stamp Tax required to be paid by it hereunder.

s)	Transactions with Affiliates. The Borrower will not, nor will it permit any of its Subsidiaries to: (a) transfer, sell, lease, assign or otherwise dispose of any Assets to an Affiliate, (b) make any loan or extension of credit to an Affiliate, (c) merge into or consolidate with an Affiliate except as permitted by Section 5.9, or purchase or acquire Assets from an Affiliate or (d) enter into any other transaction, with or for the benefit of an Affiliate unless, in each case, such transaction that is entered into with an Affiliate is on an arm’s-length basis on terms no more favorable to such Affiliate than would be available to an unrelated Person.

t)	Purpose of the Loans. The Borrower will not use any of the proceeds of the Loan, directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of buying or carrying any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time. The Lender shall not have any responsibility as to the use by the Borrower of any of such proceeds.

u)	Anti-Terrorism. The Borrower shall not, and shall not permit any of its Subsidiaries or any of their respective directors or officers to become subject to any Sanctions. The Borrower shall, and shall cause each of its Subsidiaries and their respective directors and officers to remain in compliance, in all material respects, with (i) all applicable Sanctions Laws, (ii) to the extent applicable, all Anti-Corruption Laws and (iii) the PATRIOT Act, to the extent applicable, and any other terrorism and money laundering laws, rules, regulations and orders applicable to the Borrower and its Subsidiaries. The Borrower shall not, and shall cause each of its Subsidiaries not to, use any part of the proceeds of the Loan, directly or indirectly, (A) for the purpose of financing any activities or business of or with any Person or in any country or territory that at such time is the subject of any Sanctions or (B) for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Anti-Corruption Law.

v)	Central Bank Notice. Within 5 Business Days of the Drawdown Date, the Lender shall have received evidence satisfactory to it that the corresponding notice required by Chapter XIV of the Foreign Exchange Regulations issued by the Central Bank has been made.

21.	As established in the credit agreement signed November 13, 2014 between Cencosud S.A. as Debtor and HSBC Bank USA, N.A. as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Annual Financial Statements. To the extent that they are not freely available at a public access web page of the SVS, the SEC web page or the Borrower’s corporate web page, it will provide to the Administrative Agent and the Lenders, within five (5) Business Days after the date on which they are required to be furnished to the SVS or, if no longer required by the SVS, within 90 days after the end of each fiscal year of the Borrower, the Consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as at the end of such fiscal year and the related audited Consolidated statements of income and retained earnings and statement of changes in financial position of the Borrower and its Consolidated Subsidiaries for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, and the audited Consolidated statement of cash flows for such fiscal year, all reported on in conformity with Applicable Accounting Principles and with the unqualified opinion thereon of independent public accountants of recognized international standing. Such financial statements shall be provided with a schedule in form satisfactory to the Administrative Agent of the computations used by the Borrower in determining compliance with the covenant contained in Section 5.9.

b)	Quarterly Financial Statements. To the extent that they are not freely available at a public access web page of the SVS, the SEC web page or the Borrower’s corporate web page, it will provide to the Administrative Agent and the Lenders within five (5) Business Days after the date on which they are required to be furnished to the SVS or, if no longer required by the SVS, within 75 days after the end of the first three quarters of each fiscal year of the Borrower, the unaudited Consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as at the end of each such fiscal quarter and the related unaudited Consolidated statements of income and retained earnings of the Borrower and its Consolidated Subsidiaries for such quarter and for the portion of the fiscal year ended at the end of such quarter, setting forth in the case of such statements of income and retained earnings in comparative form the figures for the corresponding quarter and the corresponding portion of the previous fiscal year, and the unaudited Consolidated statement of cash flows for such fiscal quarter, all certified as to fairness of presentation and conformity with Applicable Accounting Principles by a senior financial officer of the Borrower, together with a schedule in form satisfactory to the Administrative Agent of the computations used by the Borrower in determining compliance with the covenant contained in Section 5.9.

c)	Information to the Superintendencia de Valores y Seguros of the Republic of Chile. To the extent that they are not freely available at a public access web page of the SVS, the United Stated Securities and Exchange Commission (“SEC”) or the Borrower’s corporate web page, promptly after the making of any filing with the SVS of any circular, document or other material written information required to be filed with the SVS and distributed generally to the Borrower’s shareholders, it will provide a copy thereof to the Administrative Agent and the Lenders with the exception of any private, confidential or restricted access communications with the SVS or the SEC as the Borrower may reasonably determine.

d)	Central Bank Registration. Promptly after the Borrower has registered the terms and conditions of the Loans with the Central Bank, the Borrower will deliver to the Administrative Agent and the Lenders one copy of any document or other information in connection with such registration.

e)	Litigation. It will promptly deliver to the Administrative Agent and the Lenders details of any litigation, arbitration or administrative proceeding which, had it been current, pending or threatened at the date of this Agreement, would have rendered the representation and warranty in Section 3.10 incorrect.

f)	Events of Default. It will promptly notify the Administrative Agent and the Lenders of the occurrence of any Event of Default or Default, together with a description of any action taken or proposed to be taken to remedy it. Together with each financial statement delivered by it under Sections 5.1(a) and (b), and promptly after any request made by any Lender through the Administrative Agent from time to time, it will deliver to such Lender and the Administrative Agent a certificate signed on its behalf by the Gerente de Finanzas or such other Person as may be acceptable to such Lender for that purpose (i) for each fiscal quarter of the Borrower, setting forth reasonably detailed calculations demonstrating compliance with Section 5.9 and (ii) confirming that, so far as it is aware and (if applicable) except as previously notified to such Lender and the Administrative Agent or waived in accordance with Section 8.1, no Event of Default or Default has occurred and is continuing or (as the case may be) setting out details of any which has occurred and is continuing and has not been so notified and of which it is aware and of any action taken or proposed to be taken to remedy it.

g)	Notices. It will promptly give notice to the Administrative Agent and the Lenders of (i) any changes known to the Borrower in taxes, duties or other fees of Chile or any political subdivision or taxing authority thereof or any change known to the Borrower in any laws of Chile, that would reasonably be expected to adversely affect the ability of the Borrower to make any payment due under this Agreement or the Note, (ii) the occurrence of any Material Subsidiary Change in Control and (iii) any development or event which has had or would reasonably be expected to have a Material Adverse Effect.

h)	Other Information. It will promptly deliver to any Lender such other information relating to the financial condition or business of the Borrower or any of its Material Subsidiaries (including, without limitation, such information regarding the use of proceeds of the Loan) as such Lender may from time to time reasonably request.

i)	Ranking. The Borrower will take all reasonable actions necessary to ensure that its payment obligations hereunder and under the Note rank and will at all times rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Borrower.

j)	Limitation on Liens and Asset Dispositions. (a) The Borrower will not, and will not permit any of its Material Subsidiaries to, sell, assign or otherwise transfer to any Person (other than to the Borrower) any of the Essential Assets, except that the Borrower or any Material Subsidiary may sell, assign or otherwise transfer Essential Assets (x) in the ordinary course of its business provided that such sale, assignment or transfer of assets is for at least the fair market value of such assets and (y) outside of the ordinary course of its business for fair value in an aggregate amount not to exceed an amount equal to 10% of the Borrower’s or such Material Subsidiary’s total assets, as the case may be, in any fiscal year and provided that the proceeds of any such sale, assignment or transfer shall be reinvested in the business of the Borrower, or in the case of a sale, assignment or other transfer of Essential Assets by any other Subsidiary, in the business of the Borrower or any other Subsidiary, in each case, within 90 days of receipt thereof. If such proceeds are not reinvested within such 90 day period, the Borrower shall prepay the outstanding principal amount of the Loans in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid, in an amount equal to the net cash proceeds received by the Borrower or any of its Material Subsidiaries in connection with any such sale, lease or transfer. The parties agree that a Material Subsidiary Change in Control shall not qualify as a sale, assignment or transfer of Essential Assets for purposes of this Agreement.

(b) The Borrower will not, and will not permit any of its Material Subsidiaries to create, incur or suffer to exist in favor of any Person any Lien (other than Permitted Liens and the Liens existing on the date hereof) on any Assets of the Borrower as a result of which the ratio of the total Assets of the Borrower and its Consolidated Subsidiaries (determined on a Consolidated basis) that are not subject to any Lien (including Permitted Liens and Liens existing on the date hereof) to the Borrower’s Total Liabilities is less than 1.20.

k)	Maintenance of Existence and Payment of Obligations. The Borrower will, and will cause each of its Material Subsidiaries to, (a) subject to Section 5.8, preserve, renew and keep in full force and effect its corporate existence, (b) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect and (c) pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its taxes and other obligations of whatever nature, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect or where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves to the extent required by Applicable Accounting Principles have been provided on the books of the Borrower.

l)	Compliance With Laws; Authorizations. The Borrower will (a) comply with any applicable Requirements of Law to which it is subject, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect, and (b) obtain and comply with the terms of and maintain in full force and effect all authorizations, approvals, licenses and consents required by the laws and regulations of Chile to the extent necessary to enable the Borrower lawfully to enter into and perform its obligations under the Loan Documents or to ensure the legality, validity, enforceability or admissibility in evidence in Chile of the Loan Documents.

m)	Maintenance of Property; Insurance. The Borrower will, and will cause each of its Material Subsidiaries to, keep all Assets used or useful in its business in good working order and condition, ordinary wear and tear excepted, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect, and maintain with financially sound insurance companies insurance on all its tangible Assets in at least such amounts and against at least such risks as are customary for its type of business.

n)	Books and Records. The Borrower will, and will cause each of its Subsidiaries to, keep proper books of records and account in which full, true and correct entries in conformity with Applicable Accounting Principles and all applicable Requirements of Law to which it is subject shall be made of all dealings and transactions in relation to its business and activities.

o)	Limitation on Fundamental Changes. The Borrower will not (a) enter into any transaction of merger, consolidation or amalgamation, unless (i) such transaction of merger, consolidation or amalgamation does not result in a Default or an Event of Default and (ii) in the case of any such transaction of merger, consolidation or amalgamation, the Borrower is the surviving corporation or (b) spin off any of its businesses, Subsidiaries or groups of Assets to any Person other than a Subsidiary except for any spin-offs which do not have a Material Adverse Effect.

p)	Net Financial Debt to Consolidated Net Worth plus Minority Interests Ratio. The Borrower will not permit the Net Financial Debt to Consolidated Net Worth plus Minority Interests Ratio at any time to exceed 1.2 to 1.0.

q)	Transactions with Affiliates. The Borrower will not, nor will it permit any of its Subsidiaries to: (a) transfer, sell, lease, assign or otherwise dispose of any Assets to an Affiliate, (b) make any loan or extension of credit to an Affiliate, or (c) merge into or consolidate with an Affiliate except as permitted by Section 5.8, or purchase or acquire Assets from an Affiliate or (d) enter into any other transaction, with or for the benefit of an Affiliate; unless, in each case, such transaction that is entered into with an Affiliate is on an arm’s-length basis on terms no more favorable to such Affiliate than would be available to an unrelated Person.

r)	Purpose of the Loans. The Borrower will not use any of the proceeds of the Loan, directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of buying or carrying any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time. No Lender shall not have any responsibility as to the use by the Borrower of any of such proceeds.

s)	Change in Nature of Business. The Borrower will not engage in any material line of business substantially different from those lines of business conducted by the Borrower on the date hereof or any business reasonably related, complementary, synergistic or ancillary thereto or reasonable extensions thereof.

t)	Anti-Terrorism. The Borrower shall not, and shall not permit any of its Subsidiaries or any of their respective directors or officers to become subject to any Sanctions. The Borrower shall, and shall cause each of its Subsidiaries and their respective directors and officers to remain in compliance, with (i) all applicable Sanctions Laws and Regulations, (ii) in all material respects and to the extent applicable, all Anti-Corruption Laws and (iii) the PATRIOT Act, to the extent applicable, and any other terrorism and money laundering laws, rules, regulations and orders applicable to the Borrower and its Subsidiaries. The Borrower shall not, and shall cause each of its Subsidiaries not to, use any part of the proceeds of the Loan, directly or indirectly, (A) for the purpose of financing any activities or business of or with any Person or in any country or territory that at such time is the subject of any Sanctions, (B) for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Anti-Corruption Law or (C) in any other manner that would result in a violation of Sanctions by any Person party to this Agreement.

Central Bank Notice. The Borrower will give notice to the Central Bank of the terms and conditions of the Loans as contemplated by this Agreement.

As of December 31, 2014 and 2013, the Company was in compliance with the aforementioned financial debt covenants.

18	Trade accounts payable and other payables

The composition of the area detail of this item as of December 31, 2014 and 2013 is as follows:

		As of December 31,
	Current		Non-current
Account	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payable	1,768,572,529	1,737,920,899	29,125,971	4,956,289
Withholdings	214,513,580	220,072,319	5,323,949	3,998,528

Total	1,983,086,109	1,957,993,218	34,449,920	8,954,817

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

19	Provisions and other liabilities

19.1	Provisions

19.1.1	The composition of this item as of December 31, 2014 and 2013 is as follows:

		As of December 31,
	Current		Non-current
Accruals and provision	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision(1)	10,911,238	41,702,611	88,428,946	67,478,191
Onerous contracts provision(2)	4,286,320	4,703,672	16,336,833	20,744,395

Total	15,197,558	46,406,283	104,765,779	88,222,586

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those presenting a probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims			Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of December 31,2014	34,417,405	26,372,660	38,550,119	99,340,184	10,911,238	88,428,946
Total as of December 31,2013	32,828,662	22,863,865	53,488,275	109,180,802	41,702,612	67,478,190

Provision By Country	December 31, 2014 ThCh$	December 31, 2013 ThCh$
Chile	8,245,262	8,803,142
Argentina	30,596,529	30,310,516
Brazil	52,510,627	61,400,392
Peru	227,747	1,218,767
Colombia	7,760,019	7,447,985

Total Provision	99,340,184	109,180,802

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

19.2	Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2014	109,180,802	25,448,067	134,628,869

Movements in Provisions:
Additional provisions	15,688,454	—	15,688,454
Increase (decrease) in existing provisions	(9,569,206)	(4,410,328)	(13,979,534)
Provision used during the year	(11,984,434)	—	(11,984,434)
Reversal of used provision	(1,836,299)	(414,586)	(2,250,885)
Increase (decrease) in foreign exchange rate	(2,139,133)	—	(2,139,133)

Changes in provisions, total	(9,840,618)	(4,824,914)	(14,665,532)

Total provision, closing balance as of December 31, 2014	99,340,184	20,623,153	119,963,337

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2013	134,475,084	38,132,983	172,608,067
Movements in Provisions:
Additional provisions	21,877,548	—	21,877,548
Increase (decrease) in existing provisions	(24,671,256)	(12,684,916)	(37,356,172)
Acquisitions through business combinations (See note 13)	—	—	—
Provision used during the year	(11,624,382)	—	(11,624,382)
Reversal of used provision	(1,615,445)	—	(1,615,445)
Increase (decrease) in foreign exchange rate	(9,260,747)	—	(9,260,747)

Changes in provisions, total	(25,294,282)	(12,684,916)	(37,979,198)

Total provision, closing balance as of December 31, 2013	109,180,802	25,448,067	134,628,869

20	Other non-financial liabilities

The composition of this item as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014	2013
	ThCh$	ThCh$
Customer loyalty program	14,842,693	10,697,957
Guarantees deposits	12,965,389	9,895,969
Minimum accrual dividend	13,603,115	24,042,737
Other	1,693,173	3,172,198

Total Other non-financial Liabilities, current	43,104,370	47,808,861

Guarantees deposits	13,817,670	12,996,253
Prepaid Commissions	45,472,067	46,853,181
Other	10,143,573	5,625,256

Total Other non-financial Liabilities, non-current	69,433,310	65,474,690

21	Current provisions for employee benefits

21.1 Vacations and bonuses

The composition of this item as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014	2013
	ThCh$	ThCh$
Employees’ vacation	60,919,314	56,440,586
Income sharing and bonuses	41,594,298	40,256,284

Total current provisions for employee benefits	102,513,612	96,696,870

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

Plan assets:

	December 31, 2014				December 31, 2013
Suppliers	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment funds – fixed income	2,049,308	—	—	2,049,308	1,999,393	—	—	1,999,393
Investments funds – Equity	615,246	—	—	615,246	600,260	—	—	600,260

c)	Movement in net defined benefit (asset) liability

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
Movements	ChTh$	ChTh$	ChTh$	ChTh$	ChTh$	ChTh$
	2014	2013	2014	2013	2014	2013
Balance at January 1	1,864,073	3,035,810	(1,930,605)	(2,692,991)	(66,532)	342,819

Service cost	492,764	1,251,097	—	—	492,764	1,251,097
Past service credit			—	—	—	—
Interest cost (Income)	198,513	263,487	(373,926)	(245,458)	(175,413)	18,029
Included in profit of loss	691,277	1,514,584	(373,926)	(245,458)	317,351	1,269,126
Re-measurement loss (gain):
Actuarial loss (gain)
Demographic assumptions	(225,165)	(44,223)	—	—	(225,165)	(44,223)
Financial assumptions	(519,392)	(779,221)	—	—	(519,392)	(779,221)
Experience adjustment	(2,882)	(1,844,366)	—	—	(2,882)	(1,844,366)
Return on plan assets	—	—	1,178,361	1,767,333	1,178,361	1,767,333
Exchange rates	(79,982)	(25,319)	80,251	—	269	(25,319)
Included in OCI	(827,421)	(2,693,129)	1,258,612	1,767,333	431,191	(925,796)
Contributions paid by employer	—	6,808	(778,053)	(759,489)	(778,053)	(752,681)
Benefits paid	—	—	—	—	—	—
Other	—	6,808	(778,053)	(759,489)	(778,053)	(752,681)
Balance at December 31	1,727,929	1,864,073	(1,823,972)	(1,930,605)	(96,043)	(66,532)

d)	Actuarial assumptions

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages)

Assumptions	31/12/2014	31/12/2013
Discount rate	11.69%	12.10%
Inflation	5,2%	5,2%
Salarial growth rate	6,4%	7,3%

e)	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

December 31, 2014	Defined benefit obligation
	Increase ThCh$	Decrease ThCh$
Discount rate (0.5% movement)	(113,867)	125,968

22	Other current and non-current non-financial assets

The composition of the item as of December 31, 2014 and 2013 is as follows:

	As of December 31,
Other non-financial assets, current	2014	2013
	ThCh$	ThCh$
Lease guarantees	3,937,821	4,142,481
Pre-paid rent	2,686,849	2,537,929
Pre-paid insurance	3,929,688	4,888,501
Other	92,134	36,582

Total	10,646,492	11,605,493

	As of December 31,
Other non-financial assets, non-current	2014	2013
	ThCh$	ThCh$
Lease guarantees	8,072,150	7,504,543
Pre-paid rent	25,037,866	29,882,006
Other	763,401	876,788

Total	33,873,417	38,263,337

The fair value for the non-financial assets equals their carrying value as of December 31, 2014 and 2013. As of December 31, 2014 and 2013, no significant differences exists between the carrying value of non-financial assets and their fair value.

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

In line with the industry, the Cencosud Group monitors its capital using the leverage ratio. This ratio is calculated by dividing net financial debt by total capital, which must be minor to 1.2 times. Net financial debt corresponds to total indebtedness (including current and non-current debt) less cash and cash equivalents and other financial assets. Total capital corresponds to total equity as shown in the consolidated statement of financial position.

	As of December 31,
Other non-financial assets, non-current	2014	2013
	ThCh$	ThCh$
Total borrowings (note 17 and note 34)	3,300,462,387	2,957,140,839
Less: Cash and cash equivalents (Note 5 and note 34)	(219,627,286)	(171,711,625)
Less: Other financial assets (note 6 and note 34	(353,686,187)	(141,989,298)
Cash and cash equivalents- Banco Paris (Note 28.11)	16,005,243	15,352,349
Other financial assets – Banco París ( Nota28.11)	9,990,759	8,785,942
Less: Other financial liabilites – Banco Paris (Note 28.11)	(173,596,140)	(201,667,118)

Net debt	2,579,548,776	2,465,911,089

Total equity	4,291,485,811	4,261,367,089
Leverage ratio	0.60	0.58

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

As of December 31, 2014, the authorized, subscribed and paid-in capital amounts to ThCh$ 2,321,380,936 (ThCh$ 2,321,380,936 as of December 31, 2013).

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

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value. 10% out of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders

The following tables show the movement of the authorized and the issued and fully paid shares described above between January 1, 2013 and December 31, 2014

Movement of authorized shares	No of shares
Authorized shares as of January 1, 2013	2,574,015,016
Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Increase pursuant to stock option plan	33,298,771
Decrease due to unsubscribed Capital in 2013	(17,979,999)
Authorized shares as of December 31, 2013	2,889,022,734
Authorized shares as of December 31, 2014	2,889,022,734

Movement in issued and fully paid shares	No of shares	Total Ch$
Paid shares as of January 1, 2013	2,507,103,215	1,551,811,762
Capital increase as of February 28, 2013	5,661,074	14,195,709
Capital increase as of March 13, 2013	290,741,796	729,064,129
Capital increase as of March 25, 2013	3,286,076	8,240,164
Exercise of stock option	21,931,802	18,069,172
Paid shares as of December 31, 2013	2,828,723,963	2,321,380,936
Paid shares as of December 31, 2014	2,828,723,963	2,321,380,936

As of December 31, 2014, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29th and November 20th of 2017 respectively.

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

The shareholders’ meeting held on April 26, 2013 approved to pay a minimum dividend amounting to ThCh$ 58,269,234 (Ch$20.59906). This dividend was paid in May 15, 2013. On September 15, 2013, the Board of Directors agreed on distributing a interim dividend of Ch$8 per share in relation to the profits of 2013. This dividend was paid on December 10, 2013

The shareholders’ meeting held on April 25, 2014 approved to pay a minimum dividend amounting to ThCh$ 58,269,234 (Ch$20.59906). This dividend was paid in May 14, 2014. The informa Directory that the previous offer, considers a payment of a provisional dividend of Ch$ 8 per share, this dividend was paid on December 10, 2013.

On -November 3th, 2014, the Board of Directors agreed on distributing an interim dividend of Ch$8 per share in relation to the profits of 2014. This dividend was paid on December 3th, 2014.

The company recorded a minimum dividend by ThCh$ 13,597,056 at December 31, 2014 (ThCh$ 24,042,737 at December 31, 2013) (see note 20). The total charge to equity as of December 31, 2014 was ThCh$ 47,823,374 (ThCh$ 53,192,713 as of December 31, 2013).

23.4	Reserves

The initial Balance is mainly due to the inflation adjustment reversal recorded under IFRS first adoption (transition date to IFRS on January 1st, 2009).

The movements of other Reserves and Changes in ownership interest were as follows:

Movements of reserves between January 1, 2014 and December 31, 2014 are as follows:

Reserve movement	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2014	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)
Change in equity
Other comprehensive income	(81,230,563)	(7,323,766)	(284,586)	—	—	(88,838,915)
Transfer to (from) retained earnings	—	—	—	2,822,081	—	2,822,081
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	—	—	—	—	2,187	2,187

Total changes in equity	(81,230,563)	(7,323,766)	(284,586)	2,822,081	2,187	(86,014,647)

Closing balance of current year, December 31, 2014	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)

In 2013, the Group acquired the remaining interest of Cencosud Argentina S.A., for a consideration higher than the book value of the investment accounted for under the equity method. As a result, the Group presented this adjustment as a movement of other reserve in the statement of equity amounting to ThCh$404,131.

Movements of reserves between January 1, 2013 and December 31, 2013 are as follows:

Reserve movement	Currency translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2013	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)
Change in equity
Other Comprehensive income	(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)
Increase (decrease) due to transfers and other changes in equity	—	—	—	3,743,479	—	3,743,479
Transfer to (from) retained earnings,
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	—	—	—	—	(404,131)	(404,131)
Total changes in equity	(153,341,863)	(2,789,482)	925,796	3,743,479	(404,131)	(151,866,201)
Closing balance of current year, December 31, 2013	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)

Movements of reserves between January 1, 2012 and December 31, 2012 are as follows:

Reserve movement	Currency translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2012	(233,050,928)	9,825,606	—	4,595,125	15,907,719	(202,722,478)
Change in equity
Other Comprehensive income	(228,923,360)	13,489,862	(523,284)	—	—	(215,956,782)
Increase (decrease) due to transfers and other changes in equity					92,991,291	92,991,291
Transfer to (from) retained earnings,	—	—	—	2,297,560	—	2,297,560
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	—	—	—	—	(160,974,000)	(160,974,000)
Total changes in equity	(228,923,360)	13,489,862	(523,284)	2,297,560	(67,982,709)	(281,641,931)
Closing balance of current year, December 31, 2012	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)

a)	Currency translation reserve: This item includes the exchange rate differences resulted from the conversion of the financial statement of all subsidiaries from their functional currency into the presentation currency of the Group.
b)	Hedging reserves: This reserve includes the effect of the changes in the fair value of certain financial instruments used as cash flow hedges and deemed as effective. These reserves are transferred to income of the period at the end of the life of the instruments’ contracts when the hedged cash flow is realized.
c)	Other reserves: The initial balance shows the effect of the elimination of price-level restatement of book-basis capital under IFRS for the transition year. In 2014, no significant changes were observed.
d)	Actuarial gain (loss) reserve: This reserve is composed of the actuarial gains (losses) and the effect from the return on the pension plan asset that have been recognized over the past two year in relation to the Company’s pension plan Brazil.
e)	Other reserves: This reserve has not shown any transactions during 2014 year.

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

ThCh$
Purchase price	242,681,460
Non-controlling interests acquired	(81,707,460)

Total due to non-controlling interest acquired	160,974,000

Call option asset	(147,470,592)
Put option liability	240,461,884

Total due to options	92,991,292

23.5	Non-controlling interest

Details of the non-controlling shares as of December 31, 2013 and 2012 are as follows:

	Non-controlling Interest Dec 31,	Non-controlling Interest Dec 31,	As of December 31,
Company	2014%	2013%	2014 ThCh$	2013 ThCh$
Cencosud Shoppings Centers S.A.	0.00004	0.00040	370	355
Cencosud Internacional Ltda.	0.00000	0.00433	—	52,288
Costanera Center S.A.	0.00000	0.00004	22	5
Mercado Mayorista P y P Ltda.	10.00000	10.00000	93,871	93,871
Easy S.A.	0.42500	0.35200	356,997	421,966
Comercial Food and Fantasy Ltda.	10.00000	10.00000	(30,391)	(60,110)
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000	55.00000	(1,567,557)	(686,033)
Cencosud Retail S.A.	0.00039	0.00039	196,395	228,840
Jumbo Retail Argentina S.A.	0.07600	0.07600	118,509	48,904

Total			(831,784)	100,086

	Non-controlling Interest	Non-controlling interest	Non-controlling interest	Results
Company	2014%	2013%	2012%	2014 ThCh$	2013 ThCh$	2012 ThCh$
Cencosud Shoppings Centers S.A.	0.00040	0.00040	0.00040	24	51	35
Cencosud Internacional Ltda.	0.00000	0.00433	0.00433	1,027	2,346	3,372
Costanera Center S.A.	0.00004	0.00004	0.00004	8	(1)	(2)
Mercado Mayorista P y P Ltda.	10.00000	10.00000	10.00000	—	282
Easy S.A.	0.42500	0.42500	0.42500	95,558	71,558	43,190
Comercial Food and Fantasy Ltda.	10.00000	10.00000	10.00000	29,023	17,801	43,694
Alto Las Condes Ltda.	55.00000	55.00000	55.00000	(881,525)	(290,808)	(340,401)
Cencosud Retail S.A.	0.03906	0.00039	0.00039	26,331	33,845	39,914
Jumbo Retail Argentina S.A.	0.07600	0.07700	0.07700	(18,800)	(627)	3,002,758
Cencosud Argentina S.A (*).	0.00000	0.00000	0.08302	—	—	57,955

Total				(748,354)	(165,553)	2,850,515

On June 29 2012, Cencosud S.A., acquired 38.6062% of Jumbo Retail S.A. shares from UBS, which resulted in a non-controlling interest of 0.077%.(*) During 2013, the Group acquired the non controlling interest of this subsidiary.

24	Income

The breakdown of ordinary income is as follows:

	For the year ended December 31,
Income by nature	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Sale of goods	10,376,295,411	9,829,313,975	8,682,771,449
Services rendered (**)	307,290,878	301,842,147	268,154,751
Commission(*)	31,099,176	32,325,103	26,647,499
Interests income	198,169,776	177,558,602	171,503,408
Income from discontinued operation	(201,825,995)	(206,881,617)	(223,726,231)

Total	10,711,029,246	10,134,158,210	8,925,350,876

(*)	Includes revenues from insurance brokerage, travel agencies, family entertainment centers and customer loyalty program.
(**)	Includes lease revenues from Shopping Centers

100% of the sales made in each country where the Group operates are received in local currency.

25	Breakdown of significant results

The items by function from the Statements of Income are described as follows in 25.1, 25.2 and 25.3.

Expenses by nature of integral income by function	For the year ended December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Cost of sales	7,814,773,235	7,324,251,612	6,464,234,047
Distribution cost	26,653,898	23,931,088	20,233,594
Administrative expenses	2,286,704,942	2,181,508,368	1,866,131,501
Other expenses (*)	182,076,769	152,142,053	162,024,745

Total	10,310,208,844	9,681,833,121	8,512,623,887

(*)	Mainly includes marketing expenses.

25.1	Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the year ended December 31
Expenses by nature	2014	2014	2014	2013	2013	2013	2012	2012	2012
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	7,377,823,134		7,377,823,134	7,160,676,127	(339)	7,160,675,788	6,318,469,948	(7,397)	6,318,462,551
Other cost of sales	492,749,104	(55,799,003)	436,950,101	223,392,156	(59,816,332)	163,575,824	229,361,825	(83,590,329)	145,771,496
Personnel expenses	1,443,743,124	(37,077,303)	1,406,665,821	1,340,881,800	(36,865,744)	1,304,016,056	1,157,677,464	(36,533,768)	1,121,143,696
Depreciation and amortization	202,342,813	(2,299,772)	200,043,041	189,037,674	(2,461,658)	186,576,016	141,450,398	(2,509,579)	138,940,819
Distribution cost	26,653,898		26,653,898	23,931,088	—	23,931,088	20,233,594	—	20,233,594
Other expenses	195,747,099	(13,670,330)	182,076,769	182,307,997	(30,165,944)	152,142,053	176,173,759	(14,149,014)	162,024,745
Utilities and other store related expenses				114,344,589	(222,353)	114,122,236	100,303,114	(318,917)	99,984,197
Cleaning	75,470,885	(70,415)	75,400,470	68,896,478	(82,157)	68,814,321	53,155,225	(78,592)	53,076,633
Safety and security	61,560,198	(69,828)	61,490,370	62,504,253	(69,719)	62,434,534	53,810,657	(65,736)	53,744,921

Maintenance	86,746,311	(934,684)	85,811,627	79,075,709	(1,504,859)	77,570,850	66,987,807	(797,014)	66,190,793

Professional fees	78,956,876	(2,811,581)	76,145,295	81,475,579	(3,865,736)	77,609,843	77,198,032	(2,398,781)	74,799,251
Bags for Customers	25,258,963		25,258,963	31,457,921		31,457,921	30,774,898	—	30,774,898
Credit card commission	89,437,729		89,437,729	81,305,782	—	81,305,782	77,472,181	(1,042,041)	76,430,140
lease	188,325,891	(2,011,677)	186,314,214	168,801,648	(1,361,988)	167,439,660	153,089,337	(2,343,848)	150,745,489
Other	90,322,026	(10,184,614)	80,137,412	23,900,745	(13,739,596)	10,161,149	13,494,998	(13,194,334)	300,664

Total	10,435,138,051	(124,929,207)	10,310,208,844	9,831,989,546	(150,156,425)	9,681,833,121	8,669,653,237	(157,029,350)	8,512,623,887

25.2	Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the year ended December 31
Personal Expenses	2014	2014	2014	2013	2013	2013	2012	2012	2012
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	1,152,243,822	(31,847,526)	1,120,396,296	1,047,414,483	(25,415,529)	1,021,998,954	916,346,146	(27,065,394)	889,280,752
Short-term employee benefits	260,677,494	(4,028,624)	256,648,870	254,831,463	(9,629,166)	245,202,297	218,779,750	(8,194,898)	210,584,852
Termination benefits	30,821,808	(1,201,153)	29,620,655	38,635,854	(1,821,049)	36,814,805	22,551,568	(1,273,476)	21,278,092

a	1,443,743,124	(37,077,303)	1,406,665,821	1,340,881,800	(36,865,744)	1,304,016,056	1,157,677,464	(36,533,768)	1,121,143,696

25.3	Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

	For the year ended December 31
Depreciation and amortization	2014	2014	2014	2013	2013	2013	2012	2012	2012
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	183,863,858	(836,192)	183,027,666	173,650,390	(1,175,626)	172,474,764	131,470,020	(1,252,233)	130,217,787
Amortization	18,478,955	(1,463,580)	17,015,375	15,387,284	(1,286,032)	14,101,252	9,980,378	(1,257,346)	8,723,032

Total	202,342,813	(2,299,772)	200,043,041	189,037,674	(2,461,658)	186,576,016	141,450,398	(2,509,579)	138,940,819

25.4	Other gains (losses)

	For the year ended December 31
Other gains (losses)	2014	2014	2014	2013	2013	2013	2012	2012	2012
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales of Property, plant and equipment	(2,731,176)	—	(2,731,176)	—	—	—	7,184,649	—	7,184,649
UBS Call Option	—	—	—	—	—	—	(16,258,777)	—	(16,258,777)
Insurance claims (*)	1,411,112	—	1,411,112	2,203,829	—	2,203,829	—	—	—
Fair value derivatives	41,139,461	(35,340)	41,104,121,	29,531,125	(16,000)	29,515,125	4,308,000	(33,663)	4,274,337
Commission under operational agreement	—	—	—	—	—	—	—	—	—
Other Net Gains and Losses	(5,194,916)	—	(5,194,916)	(5,353,082)	—	(5,353,082)	(2,603,227)	—	(2,603,227)

Total	34,624,481	(35,340)	34,589,141	26,381,872	(16,000)	26,365,872	(7,369,355)	(33,663)	(7,403,018)

(*)	These insurance recoveries relate to the earthquake affecting the operations in Talcahuano, Chile in 2010, and damages of certain stores in Santiago, Chile due to a fire in 2012.

25.5	Other operating income

	For the year ended December 31
Other operating income	2014	2014	2014	2013	2013	2013	2012	2012	2012
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sell Carton & Wraps	3,761,265	—	3,761,265	3,178,983	—	3,178,983	2,983,358	—	2,983,358
Recovery of fees	2,446,055		2,446,055	1,271,807	—	1,271,807	956,947	—	956,947
Increase on revaluation of investment properties	100,772,615		100,772,615	95,110,013	—	95,110,013	98,633,366	—	98,633,366
Other Income	7,457,781	(190,554)	7,267,227	9,153,179	(422,737)	8,730,442	4,536,399	(99,278)	4,437,121

Total	114,437,716	(190,554)	114,247,162	108,713,982	(422,737)	108,291,245	107,110,070	(99,278)	107,010,792

25.6	Financial results

The following is the financial income detailed for the periods ended:

	For the year ended December 31
Other gains (losses)	2014	2014	2014	2013	2013	2013	2012	2012	2012
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial income from cash flow hedging				25,010	—	25,010	267,370	—	267,370
Other finance income	6,709,144	(314,723)	6,394,421	5,829,603	144,562	5,974,165	7,843,098	120,992	7,964,090

Financial income	6,709,144	(314,723)	6,394,421	5,854,613	144,562	5,999,175	8,110,468	120,992	8,231,460

Bank loan expenses	(115,108,874)	15,413,160	(99,695,714)	(137,975,837)	13,100,402	(124,875,435)	(120,611,344)	11,245,751	(109,365,593)
Bond debt expenses	(100,627,140)	11,162,618	(89,464,522)	(90,072,133)	21,728,421	(68,343,712)	(61,010,164)	21,145,658	(39,864,506)
Interest on bank loans	—	12,431,878	12,431,878	(13,389,526)		(13,389,526)	(11,487,735)		(11,487,735)
Valuation of financial derivatives expenses	(6,428,737)	—	(6,428,737)	(17,247,078)		(17,247,078)	(17,912,867)		(17,912,867)

Financial Expenses	(222,164,751)	39,007,656	(183,157,095)	(258,684,574)	34,828,823	(223,855,751)	(211,022,110)	32,391,409	(178,630,701)

Results from UF indexed bonds in Chile	(36,559,232)	4,969,932	(31,589,300)	(13,879,380)	2,074,458	(11,804,922)	(16,126,911)	2,377,697	(13,749,214)
Results from UF indexed Brazil	(6,829,994)	—	(6,829,994)	(6,957,024)		(6,957,024)	(9,391,256)		(9,391,256)
Results from UF indexed Other	3,813,276	—	3,813,276	(123,183)		(123,183)	(397,282)		(397,282)

(Losses) gains from indexation	(39,575,950)	4,969,932	(34,606,018)	(20,959,587)	2,074,458	(18,885,129)	(25,915,449)	2,377,697	(23,537,752)

Financial debt IFC-ABN Argentina	(3,250,121)	—	(3,250,121)	(4,821,735)	—	(4,821,735)	(5,468,763)		(5,468,763)
Bond debt USA and Peru	(18,974,289)	19,198,679	224,390	(26,103,769)	9,274,498	(16,829,271)	(2,276,453)	(8,928,180)	(11,204,633)
Financial debt Peru	(1,568,572)	—	(1,568,572)	(3,830,530)	395,038	(3,435,492)	1,121,237	(444,564)	676,673
Financial assets and Financial debt—Colombia	150,070	—	150,070	32,577	—	32,577	3,944,181	—	3,944,181

Exchange difference	(23,642,912)	19,198,679	(4,444,233)	(34,723,457)	9,669,536	(25,053,921)	(2,679,798)	(9,372,744)	(12,052,542)
Financial results total	(278,674,469)	62,861,544	(215,812,925)	(308,513,005)	46,717,379	(261,795,626)	(231,506,889)	25,517,354	(205,989,535)

26	Corporate income tax

The corporate income tax expense on continuing operations amounts to ThCh$ 124,678,928 ThCh$ 94,068,463 and ThCh$ 92,225,788, for the periods according to the following detail:

Expenses (income) due to income tax, current and deferred portions (presentation)	For the year ended December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Current tax expense	107,130,790	68,701,274	82,748,194

Total current tax expenses, Net	107,130,790	68,701,274	82,748,194

Deferred tax income (expense) due to taxes arising from the creation and reversal of temporary differences	(1,572,147)	18,714,831	21,118,918
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	20,373,016	6,652,358	(11,641,324)

Total deferred tax expenses, net	18,800,869	25,367,189	9,477,594

Tax expense on continuing operations	125,931,659	94,068,463	92,225,788

Expenses (income) due to income tax, by source (national, foreign) (presentation)	For the year ended December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Current income tax expense, Net, Foreign	83,895,424	52,504,750	70,950,015
Current income tax expense, Net, Local	23,235,366	44,920,056	11,798,179

Current income tax expense, Net, Total	107,130,790	97,424,806	82,748,194

Deferred income tax expense, Net, Foreign	(681,264)	(9,836,201)	(15,214,306)
Deferred income tax expense, Net, Local	19,482,133	6,479,858	24,691,900

Deferred income tax expense, Net, Total	18,800,869	(3,356,343)	9,477,594

Tax Expense on continuing operations	125,931,659	94,068,463	92,225,788

The tax expense on continuing operations excludes the tax expense from the discontinued operation of ChTh$- 1,599,496 for the year ended December 31, 2014 (Dec 2013: 2,089,310 and Dec 2012: 8,262,494), see note 34.

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

Reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate	For the periods
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Income tax expense using the legal rate	61,398,123	63,115,282	59,435,560

Tax effect of rates in other territories	15,170,940	19,661,979	24,183,407
Non-taxable expenses	7,432,995	6,180,072	15,447,183
Non-taxable income	—	—	8,103,282
Price level restatement under tax law	(25,080,449)	(8,945,672)	(3,853,610)
Colombia –Presumptive Income rate adjustment 9% (rate 34% and credit 25%)	3,853,344	6,652,358	(11,641,323

Tax Effect of changes in tax rates	20,373,017

Effect of share of profit of equity-accounted investee	(1,859,945)	(2,024,785)	(1,108,276)
Amortization of deductible expenses for tax- Goodwill Colombia	39,609,320

Changes in estimates related to prior years	5,034,314	9,429,229	1,659,565

Adjustments to tax expenses using the legal rate, total	64,533,536	30,953,181	32,790,228

Income tax expense using the effective rate	125,931,659	94,068,463	92,225,788

a)	Tax losses:

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

The current income tax rate in Chile that affects the Company is 21% for the fiscal year 2014 (Dec 2013: 20%).

On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes.

The new tax reform comprises a dual income tax system, Attributed Profir Income (API) and Partially Integrated System (PIS), the main differences between these systems are as follows:

Attributed Profit Income (API)	Partially Integrated System (PIS)

Shareholders would be taxed on an accrued basis	Shareholders would be taxed on a cash basis (dividend distribution)

Income tax rate of 25%	Income tax rate of 27%

Final tax with a 100% of tax credit	Final tax credit with 65% of tax credit

ETR (effective tax rate) of 35%	ERT of 44.5% (exception)

Excess of distribution over the taxable income will be taxable by the owner (exception)	Excess of distribution over the taxable income will be taxable by the last owner w/o tax credit

Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, based on the adoption of the partially integrated system.

Alternatively, for the years 2014, 2015, 2016 and 2017 and following fiscal years, an increase of 21%, 22.5%, 24%, and 25%, respectively, will apply in the event that other companies adopt the attributed taxable income system.

The Income Tax System adopted by Cencosud was the partially integrated system unless otherwise is indicated by the Shareholders by the end of 2016 (July – December).

Based on the adoption of the Partially Integrated System and the application of the progressive increase of its rates, Cencosud had an increase in its deferred tax liability balance which resulted in a loss in its Income Statement for ChTh$ 25,445,577 first effect to September 30 and . a loss in the last quarter 2014 of ChTh 1,618,860.

The rates that affect its foreign subsidiaries are: 35% in Argentina, 33% in Colombia, 30% in Peru and 34% in Brazil. For Colombia, this current rate was modified from 33% to 34% and enacted in 2013.

With date December 15, 2014, Peru enacted in law Nº 30.296 which envisages gradual reduction in taxes from the current 30% to 28% in 2015-2016, 27% in 2017-2018, and 26% from 2019 onwards. The effects caused by this new law are recognized in the year 2014 and resulted in a profit in its Income Statement for ThCh$ 6,110,161.

Additionally, with date December 23, 2014 in Colombia was enacted law N° 1.739. The effects caused by this new law are recognized in the year 2014 and resulted in a profit in its Income Statement for ThCh$ 581,261.

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

	For the year ended December 31,
Basic Earnings per Share	2014	2013	2012
Profit from continuing operations attributable to controlling shareholders	152,233,031	241,573,109	216,911,336
Profit from discontinued operations attributable to controlling shareholders	12,661,641	8,357,240	33,047,279

Available income for common shareholders, basic	164,894,672	249,930,349	249,958,615

Weighted average of share number, basic	2,828,723,963	2,762,910,986	2,327,518,639
Earnings per share from continued operations, basic	53,8	87.4	93.2
Earnings per share from discontinued operations, basic	4.5	3.0	14.2

The diluted earnings per share are calculated dividing the profits attributable to the Company’s shareholders by the weighted-average of common shares that would be issued if all common shares were converted with diluting effects.

	For the year ended December 31,
Basic Earnings per Share, diluted	2014	2013	2012
Profit from continuing operations attributable to controlling shareholders	152,233,031	241,573,109	216,911,336
Profit from discontinued operations attributable to controlling shareholders	12,661,641	8,357,240	33,047,279
Available income for common shareholders, diluted	164,894,672	249,930,349	249,958,615

Weighted average of share number, diluted	2,828,723,963	2,783,287,215	2,350,018,639
Earnings per share from continued operations, diluted	53,8	86.8	92.3
Earnings per share from discontinued operations, diluted	4.5	3.0	14.1

The diluted earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average of common shares that would be issued on the conversion of all dilutive potential ordinary shares are dilutive.

	For the year ended December 31,
Reconciliation of basic and diluted shares	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Weighted average number of shares, basic	2,828,723,963	2,762,910,986	2,327,518,639
Increase in shares from share-based compensation plans	—	20,376,229	22,500,000

Weighted average number of shares, diluted	2,828,723,963	2,783,287,215	2,350,018,639

28	Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

Amended presentation for discontinued operations:

As discussed in Note 2.1, these consolidated financial statements have been re-presented to retroactively present the Subject Companies as discontinued operations. As such, the following segment information has also been re-presented to exclude the Subject Companies from the Financial services segment and to present them as discontinued operations remaining forty-nine percent (49%) owned by Cencosud as indicated in the Framework Agreement further explained in noted 2.1.

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

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the years ended December 31, 2014, 2013 and 2012 in thousands of Chilean pesos, is the following:

Regional information, by segment
Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated	Discontinued
For the year ended December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	8,159,236,907	214,849,681	1,225,616,059	991,442,445	117,678,894	2,205,260	10,711,029,246	201,825,995
Cost of sales	(6,204,110,370)	(28,028,570)	(800,341,557)	(741,279,355)	(39,046,459)	(1,966,924)	(7,814,773,235)	(55,799,003)

Gross Margin	1,955,126,537	186,821,111	425,274,502	250,163,090	78,632,435	238,336	2,896,256,011	146,026,992

Other revenues by function	9,212,081	100,845,534	725,300	1,730,198	(6)	1,924,609	114,437,716	190,554
Sales, general and administrative expenses	(1,674,771,984)	(34,477,086)	(327,214,081)	(258,903,578)	(42,531,877)	(157,537,003)	(2,495,435,609)	(69,130,204)
Financial expenses and income, net	—	—	—	—	—	(215,455,607)	(215,455,607)	(38,692,934)
Participation in profit or loss of equity method associates	36,241	6,171,965			—		6,208,206	—
Exchange differences	—	—	—	—		(23,642,912)	(23,642,912)	(19,198,679)

(Losses) from Indexation	—	—	—	—	—	(39,575,950)	(39,575,950)	(4,969,932)

Other gains (Losses), net	—	—	—	2,434,854	—	32,189,627	34,624,481	35,340

Income tax charge	—	—	—	—	—	(125,931,659)	(125,931,659)	(1,599,496)

Profit (loss)	289,602,875	259,361,524	98,785,721	(4,575,436)	36,100,552	(527,790,559)	151,484,677	12,661,641

Profit (loss) from continuing operations	289,602,875	259,361,524	98,785,721	(4,575,436)	36,100,552	(527,790,559)	151,484,677	—

Profit (loss) from discontinued operations attributable to owners of the Company	—	—	—	—	—	—		12,661,641

Profit (loss) of attributable to non-controlling interest		—	—	—	—	748,354	748,354	—

Profit for the year attributable to shareholders, Total	289,602,875	259,361,524	98,785,721	(4,575,436)	36,100,552	(527,042,205)	152,233,031	12,661,641

Depreciation and amortization	134,505,152	5,487,636	20,362,503	26,429,194	1,942,336	11,316,220	200,043,041	2,299,772

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated	Discontinued
For the year ended December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	7,682,993,707	205,331,757	1,176,889,876	970,359,682	81,651,184	16,932,004	10,134,158,210	206,881,617
Cost of sales	(5,782,590,090)	(23,340,760)	(787,402,395)	(701,529,624)	(25,937,848)	(3,450,895)	(7,324,251,612)	(59,816,671)

Gross Margin	1,900,403,617	181,990,997	389,487,481	268,830,058	55,713,336	13,481,109	2,809,906,598	147,064,946

Other revenues by function	13,066,677	94,247,902	238,535	225,651	—	512,480	108,291,245	422,737

Sales, general and administrative expenses	(1,608,981,816)	(38,776,668)	(309,684,052)	(245,331,298)	(15,666,959)	(139,140,716)	(2,357,581,509)	(90,339,754)
Financial expenses and income, net	—	—	—	—	—	(217,856,576)	(217,856,576)	(34,973,385)
Participation in profit or loss of equity method associates	165,512	10,123,927	—	—	—	—	10,289,439
Exchange differences	—	—	—	—	—	(25,053,921)	(25,053,921)	(9,669,536)

(Losses) from Indexation	—	—	—	—	—	(18,885,129)	(18,885,129)	(2,074,458)

Other gains (Losses), net	—	—	—	1,029,785	—	25,336,087	26,365,872	16,000

Income tax charge	—	—	—	—	—	(94,068,463)	(94,068,463)	(2,089,310)

Profit (loss)	304,653,990	247,586,158	80,041,964	24,754,196	40,046,377	(455,675,129)	241,407,556	8,357,240
Profit (loss) from continuing operations	304,653,990	247,586,158	80,041,964	24,754,196	40,046,377	(455,675,129)	241,407,556

Profit (loss) from discontinued operations attributable to owners of the Company			—	—	—	—		8,357,240

Profit (loss) of attributable to non-controlling interest	—	—	—	—	—	165,553	165,553	—
Profit for the year attributable to shareholders, Total	304,653,990	247,586,158	80,041,964	24,754,196	40,046,377	(455,509,576)	241,573,109	8,357,240

Depreciation and amortization	130,205,423	3,949,574	19,481,127	24,609,973	1,776,078	6,553,841	186,576,016	2,461,658

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the year ended December 31, 2012	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	6,733,610,368	172,103,636	1,063,086,246	886,074,835	58,453,967	12,021,824	8,925,350,876	223,726,231

Cost of sales	(5,057,477,386)	(27,212,848)	(711,500,077)	(644,667,874)	(21,081,862)	(2,294,000)	(6,464,234,047)	(83,597,726)

Gross Margin	1,676,132,982	144,890,788	351,586,169	241,406,961	37,372,105	9,727,824	2,461,116,829	140,128,505

Other revenues by function	7,095,688	98,906,148	102,797	315,626	0	590,533	107,010,792	99,278
Sales, general and administrative expenses	(1,368,788,836)	(26,739,071)	(278,043,349)	(221,491,769)	(46,803,305)	(106,523,510)	(2,048,389,840)	(73,431,624)
Financial expenses and income, net	—	—	—	—	—	(170,399,241)	(170,399,241)	(32,512,401)
Participation in profit or loss of equity method associates	98,335	5,643,512	—	—	0	(99,436)	5,642,411	(2,695)
Exchange differences	—	—	—	—	—	(12,052,542)	(12,052,542)	9,372,744
(Losses) from Indexation	—	—	—	—	—	(23,537,752)	(23,537,752)	(2,377,697)

Other earnings (Losses), net	—	—	—	—	—	(7,403,018)	(7,403,018)	33,663

Income tax charge	—	—	—	—	—	(92,225,788)	(92,225,788)	(8,262,494)

Profit (loss)	314,538,169	222,701,377	73,645,617	20,230,818	(9,431,200)	(401,922,930)	219,761,851	33,047,279
Profit (loss) from continuing operations	314,538,169	222,701,377	73,645,617	20,230,818	(9,431,200)	(401,922,930)	219,761,851
Profit (loss) from discontinued operations attributable to owners of the Company							—	33,047,279
Profit (loss) of attributable to non-controlling interest						(2,850,515)	(2,850,515)
Profit for the year attributable to shareholders, Total	314,538,169	222,701,377	73,645,617	20,230,818	(9,431,200)	(404,773,445)	216,911,336	33,047,279

Depreciation and amortization	89,454,327	2,605,979	17,740,121	22,895,958	954,777	5,289,657	138,940,819	2,509,579

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

28.3	Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the year ended December 31, 2014	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	2,354,805,121	120,733,606	465,520,212	952,203,421	329,538	(1,030,905)	3,892,560,993	201,825,995
Cost of sales	(1,766,081,982)	(7,302,377)	(329,587,879)	(707,454,394)	(260,542)	(515,869)	(2,811,203,043)	(55,799,003)

Gross margin	588,723,139	113,431,229	135,932,333	244,749,027	68,996	(1,546,774)	1,081,357,950	146,026,992

Argentina
Ordinary income, total	1,813,585,714	66,588,613	692,925,000	—	62,597,051	8,122,804	2,643,819,182	—
Cost of sales	(1,257,008,623)	(18,675,802)	(420,660,060)	—	(16,245,766)	(2,001,225)	(1,714,591,476)	—

Gross margin	556,577,091	47,912,811	272,264,940	—	46,351,285	6,121,579	929,227,706

Brazil
Ordinary income, total	2,154,312,700	—	—	—	3,842,801	—	2,158,155,501	—
Cost of sales	(1,720,817,095)	—	—	—	—	—	(1,720,817,095)	—

Gross margin	433,495,605	—	—	—	3,842,801	—	437,338,406

Peru
Ordinary income, total	836,676,581	17,438,146	—	39,239,024	42,814,446	835,932	937,004,129
Cost of sales	(653,144,482)	(1,678,214)	—	(33,824,961)	(22,540,153)	693,161	(710,494,649)

Gross margin	183,532,099	15,759,932	—	5,414,063	20,274,293	1,529,093	226,509,480

Colombia
Ordinary income, total	999,856,791	10,089,316	67,170,848	—	8,095,057	(5,722,571)	1,079,489,441
Cost of sales	(807,058,188)	(372,177)	(50,093,618)	—	—	(142,989)	(857,666,972)

Gross margin	192,798,603	9,717,139	17,077,230	—	8,095,057	(5,865,560)	221,822,469

Total
Ordinary income, total	8,159,236,907	214,849,681	1,225,616,060	991,442,445	117,678,893	2,205,260	10,711,029,246	201,825,995
Cost of sales	(6,204,110,370	(28,028,570)	(800,341,557)	(741,279,355)	(39,046,461)	(1,966,922)	(7,814,773,235)	(55,799,003)

Gross margin	1,955,126,537	186,821,111	425,274,503	250,163,090	78,632,432	238,338	2,896,256,011	146,026,992

For the year ended December 31, 2013	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	2,227,303,379	112,838,221	448,703,025	955,776,720	0	(1,199,580)	3,743,421,765	206,881,617
Cost of sales	(1,667,850,383)	(6,819,735)	(319,188,084)	(689,359,574)	0	(568,775)	(2,683,786,551)	(59,816,671)

Gross margin	559,452,996	106,018,486	129,514,941	266,417,146	0	(1,768,355)	1,059,635,214	147,064,946

Argentina
Ordinary income, total	1,786,933,136	69,296,509	682,009,977	—	44,739,642	18,871,615	2,601,850,879	—
Cost of sales	(1,245,360,758)	(13,833,170)	(434,482,148)	—	(11,406,064)	(2,742,129)	(1,707,824,269)	—

Gross margin	541,572,378	55,463,339	247,527,829	—	33,333,578	16,129,486	894,026,610	—

Brazil
Ordinary income, total	2,003,897,962	—	—	—	3,983,225	—	2,007,881,187	—
Cost of sales	(1,550,663,330)	—	—	—	—	—	(1,550,663,330)	—

Gross margin	453,234,632				3,983,225	—	457,217,857

Peru
Ordinary income, total	745,469,519	14,555,001	—	14,582,962	25,347,365	189,260	800,144,107
Cost of sales	(577,962,622)	(2,337,166)	—	(12,170,050)	(14,531,784)	(139,991)	(607,141,613)

Gross margin	167,506,897	12,217,835	—	2,412,912	10,815,581	49,269	193,002,494

Colombia
Ordinary income, total	919,389,711	8,642,026	46,176,874	—	7,580,951	(929,290)	980,860,272
Cost of sales	(740,752,997)	(350,689)	(33,732,163)	—	—	—	(774,835,849)

Gross margin	178,636,714	8,291,337	12,444,711		7,580,951	(929,290)	206,024,423

Total
Ordinary income, total	7,682,993,709	205,331,757	1,176,889,876	970,359,682	81,651,184	16,932,003	10,134,158,210	206,881,617
Cost of sales	(5,782,590,090)	(23,340,760)	(787,402,395)	(701,529,624)	(25,937,848)	(3,450,895)	(7,324,251,612)	(59,816,671)

Gross margin	1,900,403,619	181,990,997	389,487,481	268,830,058	55,713,336	13,481,108	2,809,906,598	147,064,946

Gross margin by country and segment

For the year ended December 31, 2012	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	2,057,975,971	93,090,583	400,374,671	886,074,835	0	1,125,243	3,438,641,303	223,726,231
Cost of sales	(1,560,271,586)	(8,201,277)	(285,324,555)	(644,667,874)	0	(535,983)	(2,499,001,275)	(83,597,726)

Gross margin	497,704,385	84,889,306	115,050,116	241,406,961	0	589,260	939,640,028	140,128,505

Argentina
Ordinary income, total	1,751,868,719	65,468,487	619,984,596	—	41,237,795	10,588,737	2,489,148,334	—
Cost of sales	(1,235,669,100)	(14,498,868)	(394,867,272)	—	(10,786,532)	(1,697,425)	(1,657,519,197)	—

Gross margin	516,199,619	50,969,619	225,117,324	—	30,451,263	8,891,312	831,629,137	—

Brazil
Ordinary income, total	2,095,104,021	—	—	—	3,675,547	—	2,098,779,568	—
Cost of sales	(1,639,791,932)	—	—	—	—	—	(1,639,791,932)	—

Gross margin	455,312,089	—	—	—	3,675,547	—	458,987,636	—

Peru
Ordinary income, total	713,307,958	12,725,632	—	—	13,115,177	307,844	739,456,611
Cost of sales	(535,329,816)	(4,482,928)	—	—	(10,295,330)	(60,592)	(550,168,666)

Gross margin	177,978,142	8,242,704	—	—	2,819,847	247,252	189,287,945	—

Colombia
Ordinary income, total	115,353,699	818,934	42,726,979	—	425,448	—	159,325,060	—
Cost of sales	(86,414,952)	(29,775)	(31,308,250)	—	—	—	(117,752,977)	—

Gross margin	28,938,747	789,159	11,418,729	—	425,448	—	41,572,083	—

Total
Ordinary income, total	6,733,610,368	172,103,636	1,063,086,246	886,074,835	58,453,967	12,021,824	8,925,350,876	223,726,231
Cost of sales	(5,057,477,386)	(27,212,848)	(711,500,077)	(644,667,874)	(21,081,862)	(2,294,000)	(6,464,234,047)	(83,597,726)

Gross margin	1,676,132,982	144,890,788	351,586,169	241,406,961	37,372,105	9,727,824	2,461,116,829	140,128,505

28.4	Regional information by segment: Total assets

	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	152,859,721	6,462,947	11,252,555	26,745,107	16,820,985	4,730,478	218,871,793
Other financial assets, current	—	—	—	—	—	47,778,995	47,778,995
Other non-financial assets, current	4,081,250	1,174,486	2,264,731	828,702	183,117	2,114,206	10,646,492
Trade receivables and other receivables, current	322,351,096	33,472,707	60,528,075	43,259,975	311,292,653	10,672,248	781,576,754
Trade receivables due from related parties, current	—	1,371,016	—	—	—	—	1,371,016
Inventory, current	700,587,712	—	238,454,570	155,567,301	—	—	1,094,609,583
Income tax receivable, current	1,500,907	1,458,328	755,879	6,884,749	2,357,468	41,239,086	54,196,417
Assets held for the sales					793,416,576		793,416,576
Total current assets	1,181,380,686	43,939,484	313,255,810	233,285,834	1,124,070,799	106,535,013	3,002,467,626

Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	302,479,598	302,479,598
Other non-financial assets, non-current	—	—	—	—	—	33,873,417	33,873,417
Trade receivables and other receivables, non-current	20,154,938	—	—	—	13,202,701	1,419,716	34,777,355
Equity method investments	752,427	51,495,487	—	—	—	—	52,247,914
Intangible assets other than goodwill	202,601,955	119,575	6,246,077	168,670,499	3,607,455	19,296,619	400,542,180
Goodwill	1,444,501,573	35,813,194	4,436,254	138,159,463	59,438,079	—	1,682,348,563
Property, plant and equipment	2,048,467,430	356,180,482	309,921,733	261,250,882	3,600,107	30,307,822	3,009,728,456
Investment property	—	1,663,592,396	—	—	—	—	1,663,592,396
Income tax assets, non-current	—	—	—	—	—	43,047,543	43,047,543
Deferred income tax assets	—	—	—		—	491,398,181	491,398,181

Total non-current assets	3,716,478,323	2,107,201,134	320,604,064	568,080,844	79,848,342	921,822,896	7,714,035,603

Total Assets	4,897,859,009	2,151,140,618	633,859,874	801,366,678	1,203,919,141	1,028,357,909	10,716,503,229

	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	127,987,761	4,134,789	8,371,625	13,356,724	16,426,776	1,433,950	171,711,625
Other financial assets, current	—	—	—	—	—	49,583,940	49,583,940
Other non-financial assets, current	7,138,420	665,031	2,067,224	400,880	400,137	933,801	11,605,493
Trade receivables and other receivables, current	331,091,832	26,414,689	65,976,199	35,509,197	660,782,211	9,673,425	1,133,447,553
Trade receivables due from related parties, current	—	432,303	—	—	—	—	432,303
Inventory, current	656,307,740	—	208,372,176	180,226,711	—	—	1,044,906,627
Income tax receivable, current	746,015	2,738,250	1,436,634	2,344,763	822,592	5,443,082	13,531,336

Total current assets	1,123,271,768	34,385,062	286,223,858	235,838,275	678,431,716	67,068,198	2,425,218,877

Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	92,405,358	92,405,358
Other non-financial assets, non-current	—	—	—	—	—	38,263,337	38,263,337
Trade receivables and other receivables, non-current	13,923,011	—	—	—	139,992,578	1,924,223	155,839,812
Equity method investments	1,052,894	48,889,260	—	—	—	—	49,942,154
Intangible assets other than goodwill	196,641,232	1,897	1,190,519	144,038,458	210,865,748	18,883,653	571,621,507
Goodwill	1.450,127,901	38,686,390	4,873,805	138,159,463	64,193,125		1,696,040,684
Property, plant and equipment	2,342,823,658	160,353,883	332,811,904	252,986,187	6,145,009	6,763,227	3,101,883,868
Investment property	—	1,568,432,058	—	—	—	—	1,568,432,058
Income tax assets, non-current	—	—	—	—	—	53,727,039	53,727,039
Deferred income tax assets	—	—	—	—	—	311,859,519	311,859,519

Total non-current assets	4,004,568,696	1,816,363,488	338,876,228	535,184,108	421,196,460	523,826,356	7,640,015,336

Total Assets	5,127,840,464	1,850,748,550	625,100,086	771,022,383	1,099,628,176	590,894,554	10,065,234,213

28.5	Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at December 31, 2014	Supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Trade accounts payable and other payables	1,338,355,251	48,485,417	249,240,761	223,566,217	85,351,453	38,087,010	1,983,086,109

Regional information by segment Current assets and liabilities at December 31, 2013	Supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Trade accounts payable and other payables	1,358,568,357	45,068,829	247,192,916	215,322,018	70,380,105	21,460,993	1,957,993,218

28.6	Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,950,428,641	1,335,607,168	1,554,510,379	1,180,226,630	1,695,730,411	10,716,503,229
Total liabilities	3,891,354,582	756,061,392	774,639,936	459,527,050	543,434,458	6,425,017,418
Net investment	1,059,074,059	579,545,776	779,870,443	720,699,580	1,152,295,953	4,291,485,811
Percentage of equity	24.7	13.5	18.2	16.8	26.9	100.00

At December 31, 2013
Total assets	4,594,880,919	1,234,539,186	1,483,616,643	1,008,012,702	1,744,184,763	10,065,234,213

Total liabilities	3,609,794,420	696,788,617	658,786,450	394,025,753	444,471,884	5,803,867,124
Net investment	985,086,499	537,750,569	824,830,193	613,986,949	1,299,712,879	4,261,367,089
Percentage of equity	23.1	12.6	19.4	14.4	30.5	100.00

28.7	Regional information, including intersegments is as follows:

	For the year ended December 31, 2014
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	8,159,236,907	—	8,159,236,907
Shopping	354,270,879	139,421,198	214,849,681
Home Improvement	1,232,202,692	6,586,633	1,225,616,059
Department stores	991,442,445	—	991,442,445
Financial Services	319,504,889	—	319,504,889
Financial Services (discontinued operations)	(201,825,995)	—	(201,825,995)
Others	2,205,260	—	2,205,260

TOTAL	10,857,037,077	146,007,831	10,711,029,246

	For the year ended December 31, 2013
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	7,682,064,417	—	7,682,064,417
Shopping	321,500,128	116,168,371	205,331,757
Home Improvement	1,187,795,422	10,905,546	1,176,889,876
Department stores	970,359,682	—	970,359,682
Financial Services	288,532,801	—	288,532,801
Financial Services (discontinued operations)	(206,881,617)		(206,881,617)
Others	17,861,294	—	17,861,294

TOTAL	10,261,232,127	127,073,917	10,134,158,210

	For the year ended December 31, 2012
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	6,733,610,368	—	6,733,610,368
Shopping	274,386,329	102,282,693	172,103,636
Home Improvement	1,071,180,346	8,094,100	1,063,086,246
Department stores	886,074,835	—	886,074,835
Financial Services	282,180,198	—	282,180,198
Financial Services (discontinued operations)	(223,726,231)		(223,726,231)
Others	12,021,824	—	12,021,824

TOTAL	9,035,727,669	110,376,793	8,925,350,876

28.8	Non-current assets by country

At December 31, 2014	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,929,866	6,211,511	—	1,725,040	7,000	33,873,417
Trade receivables and other receivables	11,092,704	3,760,685	19,923,966	—	—	34,777,355
Equity Method investments	51,495,487	—	—	752,427	—	52,247,914
Intangible assets other than goodwill	191,711,948	14,880,200	75,035,961	107,805,013	11,109,058	400,542,180
Goodwill	246,378,878	3,359,143	569,584,936	268,644,820	594,380,786	1,682,348,563
Property Plant and Equipment	1,190,341,063	336,413,924	404,896,191	369,333,777	708,743,501	3,009,728,456
Investment Property	1,268,128,765	205,318,919	—	160,257,212	29,887,500	1,663,592,396
Income tax assets, non-current	42,190,641	856,902	—	—	—	43,047,543

Non-current assets—Total	3,027,269,352	570,801,284	1,069,441,054	908,518,289	1,344,127,845	6,920,157,824

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	30,922,885	5,928,669	—	1,404,223	7,560	38,263,337
Trade receivables and other receivables	128,147,510	13,997,371	13,694,931	—	—	155,839,812
Equity Method investments	48,889,260	192,079	—	860,815	—	49,942,154
Intangible assets other than goodwill	372,172,379	10,830,938	74,926,954	100,080,155	13,611,081	571,621,507
Goodwill	246,271,648	3,816,863	555,816,040	248,204,885	641,931,248	1,696,040,684
Property Plant and Equipment	1,216,059,698	377,125,449	389,333,433	330,734,647	788,630,641	3,101,883,868
Investment Property	1,204,788,484	198,805,718	—	134,354,573	30,483,283	1,568,432,058
Income tax assets, non-current	42,963,654	756,141	—	—	10,007,244	53,727,039

Non-current assets—Total	3,290,215,518	611,453,228	1,033,771,358	815,639,298	1,484,671,057	7,235,750,459

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

28.9	Consolidated Cash Flow by segment:

Regional information by segment Consolidated Segment Flows at December 31, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued Operation financial services ThCh$
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	352,955,364	124,889,629	(7,609,958)	31,120,679	47,141,959	(158,258,909)	390,238,764	14,583,058
Net cash flows from (used in) investing activities	(154,641,311)	(33,155,410)	(22,292,309)	(15,108,427)	1,743,516	(9,942,326)	(233,396,267)	1,996,104
Net cash flows from (used in) financing activities	(177,846,105)	(89,306,076)	33,326,282	(2,623,869)	(47,718,370)	171,789,652	(112,378,486)	(80,580,490)

Regional information by segment Consolidated Segment Flows at December 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services ThCh$
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	297,980,105	116,800,693	(11,153,014)	23,490,373	61,466,198	(123,802,312)	364,782,043	62,716,526
Net cash flows from (used in) investing activities	(250,966,957)	(56,305,223)	(27,988,274)	(14,195,064)	(11,226,681)	40,174,729	(320,507,470)	(11,140,591)
Net cash flows from (used in) financing activities	(78,033,044)	(63,007,924)	34,736,268	(24,550,736)	(59,941,493)	83,767,553	(107,029,376)	8,888,132

Regional information by segment Consolidated Segment Flows at December 31, 2012	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services ThCh$
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	511,615,028	138,682,474	59,899,058	37,800,248	60,778,455	(90,060,644)	718,714,619	50,441,523
Net cash flows from (used in) investing activities	(1,597,987,512)	(169,430,593)	(30,630,553)	(35,053,881)	2,525,737	(42,990,865)	(1,873,567,667)	2,523,768
Net cash flows from (used in) financing activities	1,144,256,989	35,772,502	(21,716,322)	11,406,894	(56,969,377)	133,326,730	1,246,077,416	(9,349,273)

28.10	Additions to non-current assets:

As of December 31, 2014		Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	112,859,466	18,802,562	12,941,331	22,010,115	660,035	16,420,023		183,693,532

Intangible asset, other that goodwill	13,062,984	36,232	664,554	371,636	1,370,169	4,203,510		19,709,085

Goodwill	—	—	—	—	—	—		—

Investment properties	—	25,060,310	—	—	—	—		25.060,310

Total additions	125,922,450	43,899,104	13,605,885	22,381,751	2,030,204	20,623,533		228,462,927

As of December 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	185,955,442	13,119,685	15,953,772	21,905,020	726,912	6,924,556	244,585,387

Property plant and equipment, acquired through a business combination

Intangible asset, other that goodwill	16,598,139	17,128	968,004	1,923,291	3,057,342	14,031,338	36,595,242

Intangible asset, other that goodwill, acquired through a business combination

Goodwill

Investment properties	—	37,900,602	—	—	—	—	37,900,602

Total additions	202,553,581	51,037,415	16,921,776	23,828,311	3,784,254	20,955,894	319,081,231

28.11	Bank statements Paris:

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2014 and December 31, 2013.

	As of December 31,
Assets	2014	2013
	ThCh$	ThCh$

Current assets
Cash and cash equivalents	16,005,243	15,352,349
Other financial assets, current	9,990,759	8,785,942
Trade receivables and other receivables	106,543,456	129,922,520
Current tax assets	1,664,830	460,086

Total current assets	134,204,288	154,520,897

Non-current assets
Trade receivable and other receivables, non-current	100,530,025	102,904,388
Receivables from related entities	396,861	38,010
Equity method investment	11,658	11,707
Intangible assets other than goodwill	3,205,105	3,175,651
Property, plant and equipment	695,289	1,284,878
Deferred income tax assets	5,777,461	2,451,102

Total non-current assets	110,616,399	109,865,736

Total assets	244,820,687	264,386,633

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2014 and December 31, 2013.

	As of December 31,
Net equity and liabilities	2013	2013
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	134,403,164	152,017,643
Trade payables and other payables	8,659,514	9,367,366
Current income tax liabilities	2,040,819	543,641
Current provision for employee benefits	402,241	539,068
Total current liabilities	145,505,738	162,467,718

Non-current liabilities
Other financial liabilities,	49,183,735	58,435,417
Trade accounts payables	3,759,019	1,334,706
Deferred income tax liabilities	1,408,928	1,292,601

Total non-current liabilities	54,351,682	61,062,724

Total liabilities	199,857,420	223,530,442

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	3,543,402	5,398,170
Other reserves	1,840,444	(4,121,400)

Net equity attributable to controlling shareholders	44,963,267	40,856,191
Non-controlling interest	—	—

Total net equity	44,963,267	40,856,191

Total net equity and liabilities	244,820,687	264,386,633

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2014 and December 31, 2013.

	For the year ended December 31,
Statement of integral income	2014 ThCh$	2013 ThCh$
Revenues from ordinary activities	52,029,906	48,375,633
Cost of Sales	(9,416,113)	(458,483)

Gross Margin	42,613,793	47,917,150
Administrative expenses	(26,635,118)	(28,108,339)
Financial income	314,723	144,562
Financial expenses	(12,431,878)	(13,389,526)
	(1,686)	(5,301)
Exchange differences	10,260	(594)

Profit before tax	3,870,094	6,557,952
Income tax charge	(326,692)	(1,159,782)

Profit from ongoing operations	3,543,402	5,398,170

Net income	3,543,402	5,398,170

29	Restrictions, contingencies, legal proceedings and other matters

•	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of year-end. The amounts of these claims are covered by a civil liability insurance policy.

•	A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

The controlled indirect of Cencosud Colombia S.A., are involved in lawsuits and litigation that are pending as of year-end. The amounts of these claims are covered by a civil liability insurance policy. The contingencies and legal proceedings disclosed above are deemed to be of a possible outcome.

30	Leases

The Company leases installations, land, equipment and other assets under operating lease agreements.

The agreements have diverse durations and expiration periods, renewal rights and indexation clauses, which are mainly related to the inflation rate in the countries where the contracts are held.

30.1	Operating leases.

The Minimum Future Payments of leases, as a Lessee as of December 31, 2014 and 2013 are detailed below:

	As of December 31,
	2014	2013
	ThCh$	ThCh$
Up to one year	154,892,848	132,974,984
Between two and up to five years	574,808,033	492,226,414
Over five years	1,439,759,315	1,328,213,321

Total	2,169,460,196	1,953,414,719

Lease payments and subleases recognized in the statement of income:

	As of December 31,
	2014	2013
	ThCh$	ThCh$
Minimum payments from operational leases	176,168,561	155,286,694
Contingent leases from operational leases	31,252,963	13,514,956

Total	207,421,524	168,801,650

The Minimum Future payments of leases, as a Lessor as of December 31, 2014 and 2013 are detailed below:

	As of December 31,
	2014	2013
	ThCh$	ThCh$
Up to one year	151,493,592	132,839,245
Between two and five years	320,728,865	326,247,569
Over five years	103,388,470	95,137,675

Total	575,610,927	554,224,489

The contingent income recognized in the statement of income amounts to ThCh$ 28.208.503 (ThCh$ 27.642.623 as of December 31, 2013).

The Company has no individually significant operating leases, nor are there restrictions on the distribution of dividends or on incurring other leasing contracts or debt. All the contracts are at market values.

30.2	Financial leases

In Other property, plant and equipment are assets acquired under finance leases.

	Balance as of,
Property, plant and equipment, net	31/12/2014 ThCh$	31/12/2013 ThCh$
Land	8,044,818	8,026,326
Buildings	13,349,228	18,188,677
Information technology equipment	1,564,895	10,716,244
fixed installations and accessories		—
Equipment	48,973	151,656
Vehicles	102,481	394,144

Total	23,110,395	37,477,047

The values of the future payments under these leases are as follows:

	31/12/2014
Reconciliation of minimum lease payments	Present Value ThCh$	Interest ThCh$	Gross ThCh$
Less than one year	2,671,208	515,992	3,187,200
Between one and five years	10,191,876	(914,790)	9,277,086
More than five years	18,366,339	3,369,100	21,735,439

Total	31,229,423	2,970,302	34,199,725

	31/12/2013
Reconciliation of minimum lease payments	Present Value ThCh$	Interest ThCh$	Gross ThCh$
Less than one year	4,808,673	601,673	5,410,346
Between one and five years	10,357,480	2,417,808	12,775,288
More than five years	17,421,599	1,566,124	18,987,723

Total	32,587,752	4,585,605	37,173,357

31	Guarantees with third parties

The detail of the guarantees obtained is the following:

31.1	Guarantees received by project.

The amounts detailed below are related to off statements of financial position arrangement.

	As of December 31,
Grantor of the guarantee	2014	2013
	ThCh$	ThCh$
Constructora INALCO S.A.		378,304
Inoxcentro Comercial SA	10,173
Polex Chile SA	4,489
Salfa Construcción S.A.		422,382
Ascensores OTIS Chile Ltda.		—
Constructora Cruzat S.A.		—
Traancura Ing. Constr. Ltda.		—
Constructora Cuevas y Purcell S.A.		335,449
Inmobiliaria y Constructora Class Ltda.		48,868
Empresa Constructora D L P Ltda.		58,024
Other Guarantees obtained for work completion		7,337

Total guarantees obtained for work completion	14,662	1,250,364
Guarantees received for store leases	8,252,727	8,403,703

Total guarantees obtained	8,267,389	9,654,067

31.2	Direct guarantees

	Debtor			Committed Assets
Guarantee creditor	Name	Relation	Guarantee type	Type	Book value 2014	Book value 2013
					ThCh$	ThCh$
Other	Cencosud S.A Argentina	Subsidiary	Mortgage	Property, plant and equipment	4,154,567	3,186,327

Total property, plant and equipment					4,154,567	3,186,327

31.3 Debt Balance from Direct Guarantees

	Debtor
Guarantee creditor	Name	Relation	Guarantee type	Book value 2014	Book value 2013
				ThCh$	ThCh$
Other	Cencosud S.A Argentina	Subsidiary	Mortgage	4,154,567	3,186,327

Total property, plant and equipment				4,154,567	3,186,327

32	Personnel distribution

The distribution of personnel of the Company is the following:

	As of December 31, 2014
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	12	924	216	1,152	1,186
Subsidiaries in Chile—Argentina Brazil—Peru—Colombia	337	18,090	133,655	152,082	148,769

Total	349	19,014	133,871	153,234	149,955

	As of December 31, 2013
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	15	767	396	1,178	1,170
Subsidiaries in Chile—Argentina—Brazil—Peru—Colombia	1,454	12,794	138,212	152,460	153,254

Total	1,469	13,561	138,608	153,638	154,424

33	Stock options

As of December 31, 2014, the Company has a share-based compensation plan for executives of Cencosud S.A. and Affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives

Nature of the arrangement	2014 retention plan for executives	2015 retention plan for executives
Date of grant	September 2013	September 2014
Number of instruments granted	22,171,504 shares	10,057,500 shares
Exercise price	Ch$ 2,600	Ch$ 1,646
Share price at granted date	Ch$ 2,071	Ch$ 1,785
Vesting	0.9; 1.9; 2.9; 3.9 years	1.2; 2.2; 3.1; 3.4 years
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

Settlement	Shares	Shares or other representative instrument of money payable to the view
Data used in the options pricing model:
Weighted average price of shares used	Ch$ 2,071	Ch$ 1,785
Exercise price	Ch$ 2,600	Ch$ 1,646
Expected volatility	23.4%	27.0%
Expected term at grant day (in years)	0.9; 1.9; 2.9; 3.9 years	1.2; 2.2; 3.1; 3.4 years
Risk free interest rate	5.0%	3,3%
Expected dividends (dividends yield)	1%	0,9%
Anticipated % of executives leaving the plan (at grant date)	10%	10%
Fair value of the option at the grant date	Ch$ 157.49	Ch$ 404,37

As of December 31, 2013, the Company has the following compensation plans for executives, which during the month of April 2013 on the rights-based compensation plan for executives options were exercised Cencosud SA and subsidiaries that held the company. Details of the plans are described below:

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

Settlement	Shares	Shares
Data used in the options pricing model:

Weighted average price of shares used	Ch$ 1,766.8	Ch$ 1,766.8
Exercise price	Ch$ 1,750	Ch$ 1,750
Expected volatility	16.0%	16.0%
Expected term at grant day (in years)	3.3	3.3
Risk free interest rate	4.7%	4.7%
Expected dividends (dividends yield)	0%	0%
Anticipated % of executives leaving the plan (at grant date)	10%	10%
Fair value of the option at the grant date	Ch$ 331.87	Ch$ 331.87

	Numbers of shares
Stock options granted to key executives	2014	2013
1) Outstanding as of the beginning of the period	22,010,664	18,443,792
2) Granted during the period	10,152,500	26,374,148
3) Forfeited during the period	(1,762,368)	(875,474)
4) Exercised during the period	—	(21,931,802)
5) Expired at the end of the period	(5,209,098)	—
6) Outstanding at the end of the period	25,191,698	22,010,664
7) Vested and expected to vest at the end of the period	25,191,698	22,010,664
8) Eligible for exercise at the end of the period	675	370

Stock options—Impact in P&L	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Impact in the income statement	2,822,081	3,743,479	2,297,559

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

At the end of each reporting period, the Company revises its estimates of the number of options that can be exercised. The estimated number of options to be exercised is 25,191,698 and 22,010,664 shares at December 31, 2014 and December 31, 2013, respectively.

In relation to the 2015 Retention Plan, the outstanding options as of December 31, 2014 had a weighted-average contractual life of 1.73 years. In relation to the 2014 Retention Plan, the outstanding options as of December 31, 2014 had a weighted-average contractual life of 0,92 years.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

34	Discontinued operations

The Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., have entered into a framework agreement on June 20, 2014 (the “Framework Agreement”) with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile (hereinafter, the “Business”). The Framework Agreement provides that the Business shall be operated through (i) CencosudAdministradora de Tarjetas S.A. (“CAT”), a current subsidiary of Cencosud that is in the business of issuing credit cards and (ii) CencosudAdministradora de Procesos S.A., CencosudServiciosIntegrales S.A., and CencosudCorredores de Seguros y Servicios Ltda., or other companies to be established by Cencosud for purposes of the Framework Agreement (together with CAT, hereinafter, the “Subject Companies”). As part of the agreement, Scotiabank Chile, upon regulatory approvals, will acquire fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest.

Under IFRS Standard N° 5 (“IFRS 5”), “Disposal of subsidiaries, business and non-current assets”, the Subject Companies are considered as “Assets held for sale” as a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Framework Agreement.

IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, and be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-present” its financial disclosure of discontinued operations for all prior periods presented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

As such, the Company has presented the Subject Companies as discontinued operations in this consolidated financial statements as of December 31, 2014 and has re-presented the consolidated statements of income and comprehensive income of December 31, 2013 and 2012 and of cash flows of December 31, 2013 and 2012 to retroactively present the Subject Companies as discontinued operations.

As this transaction received regulatory approval for the full implementation of the joint venture framework agreement on April 10, 2015, The term for the consummation of the transaction has been estimated by the Company to be during the first semester of 2015.

Assets and liabilities of disposal group held for sale

As of December 31 2014, the disposal group was stated at its carrying amount

Assets	12/31/2014
ThCh$
Currents assets
Cash and cash equivalents	755,493
Other financial assets, current	3,427,594
Other non-financial assets, current	88,360
Trade receivables and other receivables	445,652,518
Current tax assets	356,247

Total current assets	450,280,212

Non-current assets
Other financial assets, non-current	—
Trade receivable and other receivables, non-current	120,815,446
Intangible assets other than goodwill	207,571,741
Property, plant and equipment	1,816,591
Non-current tax assets,	484,662
Deferred income tax assets	12,447,924

Total non-current assets	343,136,364

Total assets	793,416,576

Liabilities	12/31/2014
ThCh$
Current liabilities
Other financial liabilities, current	134,403,119
Trade payables and other payables	28,054,214
Provisions and other liabilities	2,139,131
Current income tax liabilities	357,563
Current provision for employee benefits	2,232,715

Total current liabilities	167,186,742

Non-current liabilities
Other financial liabilities,	49,183,735
Deferred income tax liabilities	420,955

Total non-current liabilities	49,604,690

Total liabilities	216,791,432

b)	Results of discontinued operation

The following tables present the results for the discontinued operations

In thousands of Chilean pesos	31/12/2014	31/12/2013	31/12/2012
For the quarter ended Dec 31, 2012	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	201,825,995	206,881,617	223,726,231
Cost of sales	(55,799,003)	(59,816,671)	(83,597,726)

Gross Profit	146,026,992	147,064,946	140,128,505

Other revenues by function	190,554	422,737	99,278
Sales, general and administrative expenses	(55,459,874)	(60,173,810)	(59,282,610)
Other expenses by function	(13,670,330)	(30,165,944)	(14,149,014)
Other gain (losses), net	35,340	16,000	33,663

Results from operating activities	77,122,682	57,163,929	66,829,822

Finance income	259,620	(144,562)	(120,992)
Finance expenses	(38,952,554)	(34,828,823)	(32,391,409)
Participation in profit or loss of equity method associates	—	—	(2,695)
Exchange differences	(19,198,679)	(9,669,536)	9,372,744
(Losses) from indexation	(4,969,932)	(2,074,458)	(2,377,697)

Results from operating activities before income tax	14,261,137	10,446,550	41,309,773
Income Tax	(1,599,496)	(2,089,310)	(8,262,494)

Profit from discontinued operations net of tax	12,661,641	8,357,240	33,047,279

Depreciation and amortization	2,299,772	2,461,658	2,509,579

Earnings per share from discontinued operations, basic	4.5	3.0	14.2
Earnings per share from discontinued operations, diluted	4.5	3.0	14.2

b)	Cash flows from (used in) discontinued operations

In thousands of Chilean pesos	31/12/2014	31/12/2013	31/12/2012
	ThCh$	ThCh$	ThCh$
Net cash from (used in) operating activities	14,583,058	62,716,526	50.441.523
Net cash from (used in) investing activities	1,996,104	(11,140,591)	2,523,768
Net cash from (used in) financing activities	(80,580,490)	8,888,132	(9,349,273)

35	Environmental matters

As of December 31, 2014 and 2013, the Company has not made disbursements related to the protection of the environment, and there are no future commitments with regards to this matter.

36	Sanctions

At December 31, 2014 and December 31, 2013 the Superintendence of Securities and Insurance and other administrative authorities have not applied sanctions to the Company or its Directors

37	Subsequent events

On February 12, 2015 the Company has issued and placed on international markes two series of bonds for US $1.000.000.000 (one billion dollars of the United States of America), the conformity with the regulation 144A of the Securities Act of the years 1933 of the United States of America and his correspondent Regulation S.

a)	Bonds for total amount USD’s 650.000.000 (six hundred fifty million dollars of the United States of America) with maturity to 10 years, with a rate of interest of placement of 5,197% and rate of coupon of 5,150% (the “Bonds 2025”); and

b)	Bonds for total amount USD’s 350.000.000 (three hundred fifty million dollars of the United States of America) with maturity to 30 years, with a rate of interest of placement of 6,632% and rate of coupon of 6,625% (the “Bonds 2045”)

This successful refinancing is in line with the Group’s financial strategy which is to seek to extend payment terms for our debts in order to shift focus to the operations and ultimately the leverage the Group.

On April 10, 2015, the Superintendency of Banks and Financial Institutions of Chile announced its approval of the joint venture between the Company and ScotiaBank.

Between the date of issuance of these consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.