Form 20-F
period 2015-12-31
Cencosud S.A.
filed 2016-04-15
CIK 1544856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

COMMISSION FILE NUMBER: 001-35575

Cencosud S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago, Chile
+56 (2) 2959-0545
(Address of principal executive offices)

Maria Soledad Fernández / Natalia Nacif
Av. Kennedy 9001 6th Floor
Email: IR@cencosud.cl / Mariasoledad.fernandez@cencosud.cl
Tel: +562 2959 0545 / +562 2959 0368
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

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2015: 2,828,723,963 Common Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No   ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☑                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or the global markets;

●	changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries;

●	the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; or elsewhere in Latin American or global markets.

●	high levels of inflation or deflation;

●	unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms;

●	movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices;

●	changes in, or failure to comply with, applicable regulations, or changes in taxes;

●	loss of market share or changes in competition and pricing environments in the industries in which we operate;

●	difficulties in successfully integrating recent and future acquisitions into our operations;

●	our inability to hedge certain risks economically;

●	changes in consumer spending and saving habits;

●	implementation of new technologies;

●	limitations on our ability to open new stores and operate them profitably;

●	difficulties in completing proposed store openings, expansions or remodeling;

●	difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and

●
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

●
References to the terms “Cencosud S.A.,” “we,” “us,” “our,” and “our company” refer to the registrant, Cencosud S.A., a corporation organized under the form of a sociedad anónima under the laws of Chile, and its consolidated subsidiaries, unless otherwise indicated.

●	References to “$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” are to U.S. dollars.

●	References to “Chilean pesos” or “Ch$” are to Chilean pesos, the official currency of Chile.

●	References to “Argentine pesos” or “Ar$” are to Argentine pesos, the official currency of Argentina.

●	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian real, the official currency of Brazil.

●	References to “Nuevo Sol,” “Nuevos Soles” or “S/.” are to Peruvian nuevos soles, the official currency of Peru.

●	References to “Colombian pesos” or “Col$” are to Colombian pesos, the official currency of Colombia.

●
References to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Institute of Statistics”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean consumer price index during the prior calendar month. As of December 31, 2015, UF1.00 was equivalent to U.S.$36.09 and Ch$25,629.09, in each case based on the observed exchange rate reported by the Central Bank of Chile.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. Unless otherwise indicated, the exchange rate used in converting Chilean pesos into U.S. dollars for amounts presented as of and for the year ended December 31, 2015 is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (the “Chilean Central Bank”) for December 31, 2015, which was Ch$710.16 per U.S.$1.00. The rates reported by the Chilean Central Bank for December 31, 2015 are based upon the observed exchange rate published by the Chilean Central Bank on the first business day following the respective period. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Financial Statements

The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which we refer to in this annual report as our “Audited Consolidated Financial Statements.

Our Audited Consolidated Financial Statements have been audited by PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada, an independent registered public accounting firm, whose report on our Audited Consolidated Financial Statements appears elsewhere in this annual report.

Unless otherwise noted, the financial data presented herein as of and for each of the five years ended December 31, 2015 is stated in Chilean pesos, our functional and reporting currency.

Our audited consolidated financial statements have been prepared under the historic – cost basis, except for those items accounted for at fair value (for example, investment properties and certain financial assets, and derivative financial instruments), and include the accounts of the Company and its subsidiaries, including Banco Paris. All significant inter-company balances and transactions have been eliminated in consolidation.

On June 20, 2014, Cencosud, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement (the “Joint Venture Framework Agreement”) with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile (hereinafter, the “Business”). In 2Q15, the Company completed the transaction with the Bank of Nova Scotia (Scotiabank) to form a joint venture to manage the financial services business in Chile. Under the terms of the agreement, the Company recognized a CLP 61,373 million (one-off effect non cash) profit under “Profit from Discontinued Operations”. The Joint Venture Framework Agreement provides that the Business is operating through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a subsidiary of Cencosud that is in the business of issuing credit cards, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A. and Cencosud Corredores de Seguros y Servicios Ltda., or other companies to be established by Cencosud for purposes of the Joint Venture Framework Agreement, to assist in developing the Business, including information processing and collection activities related thereto (together with CAT, hereinafter, the “Subject Companies”). As part of the agreement, Scotiabank Chile acquired a fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retained the remaining forty-nine percent (49%) non-controlling interest of each of the Subject Companies. This framework agreement has a lifespan of 15 years.

Beginning with the 2015 financial year, the Company has decided to change the accounting policy related to the allocation in the statement of profit and loss of the impacts on the measurement at fair value of financial instruments and derivative contracts, which together meet criteria for applying hedge accounting. Likewise, this change in accounting policy has been adopted for derivative instruments classified as speculative, in the case that these have not been designated as hedges.

The decision to make this voluntary change in accounting policy has been adopted in order to more reliably and effectively reflect the impact of financial transactions and financial derivative contracts. Previously, while market value measurement was practiced (Mark to Market - MTM) over financial instruments and derivative contracts, the ineffective portion of designated hedges was recognized under the operational category of "other gains and losses". The "other gains and losses" line is an operational category, which included related components with a financial nature and origin. Through the adopted change, these effects will be presented under the non-operating items of "exchange difference" and "interest expense", depending on the nature of the hedged item.

Special Note Regarding Non-IFRS Financial Measures

This annual report makes reference to certain non-IFRS measures, namely EBIT from continuing operations. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. We have included EBIT to provide investors with a supplemental measure of our operating performance.

We believe EBIT is an important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.

EBIT has important limitations as analytical tools. For example, EBIT does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT only supplementally.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBIT is set forth below:

	Year ended December 31,
	2015	2015	2014	2013	2012	2011
	(in millions of U.S.$)	(in millions of Ch$)
Profit attributable to controlling shareholders	327	231,941	164,895	249,930	249,959	274,333
Profit attributable to non-controlling shareholders	0	44	(748)	(166)	2,851	10,559
Profit from Continuing Operations	227	161,368	151,485	241,408	219,762	284,892
Financial expense (net)	(344)	(244,100)	(173,548)	(190,593)	(165,044)	(145,109)
Income tax charge	(82)	(58,540)	(125,932)	(94,068)	(92,226)	(119,556)
EBIT from Continuing Operations	653	464,008	450,965	526,069	477,032	549,556
Profit from Continuing Operations	227	161,368	151,485	241,408	219,762	284,892

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBIT from continuing operations per business segment is included below:

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other 1	Consolidated total
	Year ended December 31, 2015 (in millions of Ch$)
Profit attributable to controlling shareholders	317,449	380,401	108,439	22,772	80,350	(677,471)	231,941
Profit attributable to non-controlling shareholders	0	0	0	0	0	(44)	(44)
Profit from Continuing Operations	317,449	380,401	108,439	22,772	9,733	(677,427)	161,368
Financial expense (net)	0	0	0	0	14,223	(258,323)	(244,100)
Income tax charge	0	0	0	0	2,684	(61,224)	(58,540)
EBIT from Continuing Operations	317,449	380,401	108,439	22,772	(7,173)	(357,880)	464,008
Profit from Continuing Operations	317,449	380,401	108,439	22,772	80,350	(677,471)	231,941

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
	Year ended December 31, 2014 (in millions of Ch$)
Profit attributable to controlling shareholders	289,603	259,362	98,786	(4,575)	48,762	(527,042)	164,895
Profit attributable to non-controlling shareholders	0	0	0	0	0	0	0
Profit from Continuing Operations	289,603	259,362	98,786	(4,575)	36,101	(527,791)	151,485
Financial expense (net)	0	0	0	0	38,693	(212,241)	(173,548)
Income tax charge	0	0	0	0	0	(125,932)	(125,932)
EBIT from Continuing Operations	289,603	259,362	98,786	(4,575)	(2,592)	(189,618)	450,965

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other 2	Consolidated total
	Year ended December 31, 2013 (in millions of Ch$)
Profit attributable to controlling shareholders	304,654	247,586	80,042	24,754	40,046	(455,510)	241,573
Profit attributable to non-controlling shareholders	0	0	0	0	0	(94,068)	(94,068)
Profit from Continuing Operations	304,654	247,586	80,042	24,754	40,046	(455,675)	241,408
Financial expense (net)	0	0	0	0	0	(190,593)	(190,593)
Income tax charge	0	0	0	0	0	(94,068)	(94,068)
EBIT from Continuing Operations	304,654	247,586	80,042	24,754	40,046	(171,014)	526,069

Information by segment	Supermarkets	Shopping Centers	Home improvement stores	Department stores	Financial services	Other 3	Consolidated total
	Year ended December 31, 2012 (in millions of Ch$)
Profit attributable to controlling shareholders	314,538	222,701	73,646	20,231	(9,431)	(404,773)	216,911
Profit attributable to non-controlling shareholders	0	0	0	0	0	(92,226)	(92,226)
Profit from Continuing Operations	314,538	222,701	73,646	20,231	(9,431)	(401,923)	219,762
Financial expense (net)	0	0	0	0	0	(165,044)	(165,044)
Income tax charge	0	0	0	0	0	(92,226)	(92,226)
EBIT from Continuing Operations	314,538	222,701	73,646	20,231	(9,431)	(144,653)	477,032

1 Includes Support services, financing, adjustments and others.
2 Includes Support services, financing, adjustments and others.
3 Includes Support services, financing, adjustments and others.

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
	Year ended December 31, 2011 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	299,605	170,391	67,291	29,698	91,418	(373,511)	284,892
Profit attributable to non-controlling shareholders	0	0	0	0	0	(119,556)	(119,556)
Profit from Continuing Operations	299,605	170,391	67,291	29,698	91,418	(373,511)	284,892
Financial expense (net)	0	0	0	0	0	(145,109)	(145,109)
Income tax charge	0	0	0	0	0	(119,556)	(119,556)
EBIT from continuing operations	299,605	170,391	67,291	29,698	91,418	(108,847)	549,556

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

Other Information

According to the ASACH, “hypermarkets” are defined as retail stores with more than 10,000 square meters of selling space, offering more than 25,000 products and having more than 40 cashiers. ASACH defines “supermarkets” as retail stores having up to 6,000 square meters of selling space, between 400 and 10,000 products and ten to 25 cashiers. We consolidate the results of our supermarkets and hypermarkets under our “supermarkets” segment. Therefore, unless otherwise noted, our discussions of “supermarkets” in this annual report include our Santa Isabel supermarkets, Jumbo hypermarkets and supermarkets in Chile, Disco and Vea supermarkets and Jumbo hypermarkets and supermarkets in Argentina, Bretas, GBarbosa, Mercantil Rodrigues, Perini and Prezunic supermarkets in Brazil, Jumbo and Metro supermarkets in Colombia and Wong and Metro supermarkets and hypermarkets in Peru. By “home improvement” stores we mean retail establishments that sell a wide assortment of building materials and home improvement and lawn and garden products and provide certain related services. Our “home improvement stores” refer to our home improvement stores operated under the Easy and Blaisten brand names, including our Easy stores in Chile, Argentina and Colombia. By “department stores” we mean retail establishments that market a varied assortment of apparel, electronic and household goods. These stores currently operate in Chile under our Paris and Johnson brands and in Peru under our Paris brand. References to “stores” refer collectively to our hypermarkets, supermarkets, department stores and home improvement stores.

One meter equals approximately 3.3 feet or 1.1 yards and one square meter equals approximately 10.8 square feet.

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this annual report include: Jumbo®, Jumbo Más®, Easy®, Más Easy®, Santa Isabel®, Disco®, Vea®, Super Vea®, Blaisten®, Johnson®, Paris®, Más Paris®, Seguros Cencosud®, Banco Paris®, Circulo Más®, Wong®, Metro®, GBarbosa®, Perini®, Bretas®, Mercantil Rodrigues®, Nectar® , Vive Chevere® (which along with Nectar® was replaced by the brand Cencosud Puntos® as our loyalty program as of March 31, 2014 in Chile and Colombia), Tarjeta Cencosud®, Banco Cencosud®, Costaner Center®, and Prezunic®, each of which may be registered or trademarked in any of Argentina, Brazil, Chile, Colombia, Peru or other jurisdictions. Solely for convenience, we may refer to our trademarks, service marks and trade names in this annual report without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights to our trademarks, service marks and trade names. Each trademark, trade name or service mark of any other company appearing in this annual report is, to our knowledge, owned by such other company.

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

The financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report. The selected statement of operations data with respect to fiscal year ended December 31, 2012 and 2011 and the selected balance sheet data as of December 31, 2013 have been derived from the Company’s accounting records. We maintain our books and records in Chilean pesos and prepare financial statements in accordance with IFRS. Our date of adoption of IFRS was January 1, 2010. The following financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements included elsewhere in this annual report.

Unless otherwise noted, U.S. dollar amounts have been translated from Chilean pesos based on the dollar observed, or observed exchange rate of Ch$710.16 per U.S.$1.00 as of December 31, 2015, as reported by the Chilean Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

In our opinion, the summary consolidated financial data presented in the tables below includes all adjustments necessary to present fairly in all material respects our financial condition and results of operations at the dates and the periods presented. The results of operations presented below are not necessarily indicative of future performance.

	Year ended December 31,
	2015	2015	2014	2013	2012	2011
	(in millions of U.S.$)	(in millions of Ch$)
Revenues from ordinary activities, continuing operations:
Supermarkets	11,329	8,045,566	8,159,237	7,682,994	6,733,610	5,556,271
Shopping Centers	349	248,026	214,850	205,332	172,104	129,727
Home improvement	2,069	1,469,246	1,225,616	1,176,890	1,063,086	948,641
Department stores	1,481	1,051,642	991,442	970,360	886,075	690,772
Financial services	233	165,820	117,679	81,651	58,454	267,874
Other(1)	16	11,039	2,205	16,932	12,022	11,520
Total revenues from ordinary activities	15,477	10,991,338	10,711,029	10,134,158	8,925,351	7,604,806
Cost of Sales:
Supermarkets	(8,469)	(6,014,367)	(6,216,769)	(5,782,590)	(5,057,477)	(4,177,664)
Shopping Centers	(48)	(33,984)	(28,029)	(23,341)	(27,213)	(19,449)
Home improvement	(1,355)	(962,485)	(800,342)	(787,402)	(711,500)	(647,337)
Department stores	(1,055)	(749,412)	(741,279)	(701,530)	(644,668)	(499,413)
Financial services	(69)	(49,276)	(39,046)	(25,938)	(21,082)	(85,632)
Other(1)	(5)	(3,702)	(1,967)	(3,451)	(2,294)	(5,421)
Total cost of sales	(11,002)	(7,813,226)	(7,827,432)	(7,324,252)	(6,464,234)	(5,434,917)
Gross Profit::
Supermarkets	2,860	2,031,199	1,942,468	1,900,404	1,676,133	1,378,607
Shopping Centers	301	214,042	186,821	181,991	144,891	110,278
Home improvement	714	506,761	425,275	389,487	351,586	301,303
Department stores	426	302,229	250,163	268,830	241,407	191,359
Financial services	164	116,544	78,632	55,713	37,372	182,242
Other(1)	10	7,337	(1,197)	13,481	9,728	6,099
Total Gross Profit	4,475	3,178,112	2,883,597	2,809,907	2,461,117	2,169,890

Administrative expenses, distribution costs and other expenses	(3,767)	(2,675,486)	(2,482,777)	(2,357,582)	(2,048,390)	(1,669,374)
Other income	296	210,521	114,438	108,291	107,011	85,128
Participation in earnings of associates	20	14,067	6,208	10,289	5,642	5,779
Financial income	21	14,939	6,709	5,999	8,231	10,984
Financial expenses	(365)	(259,038)	(180,258)	(196,592)	(173,276)	(156,093)
Other gains (losses)4	(175)	(124,455)	(6,515)	(3,165)	(11,711)	1,358
Exchange differences	(164)	(116,743)	(24,411)	(22,787)	(13,100)	(11,936)
Losses from indexation	(31)	(22,009)	(39,576)	(18,885)	(23,538)	(31,289)
Income (loss) before taxes	310	219,908	277,416	335,476	311,988	404,448
Income tax charge	(82)	(58,540)	(125,932)	(94,068)	(92,226)	(119,556)
Profit from Continuing Operations	227	161,368	151,485	241,408	219,762	284,892
Profit from Discontinued Operations5	99	70,617	12,662	8,357	33,047	0
Net Income	327	231,985	164,146	249,765	252,809	284,892
Profit attributable to non-controlling shareholders	0	44	(748)	(166)	2,851	10,559
Profit attributable to controlling shareholders	327	231,941	164,895	249,930	249,959	274,333
Net earnings attributable to shareholders per share for continuing operations:
Basic6	0.1	57	54	87	93	121
Diluted	0.1	56	54	87	92	120
Net earnings attributable to shareholders per share for discontinued operations:
Basic	0.0	25	4	3	14	0
Diluted	0.0	25	4	3	14	0
Number of Shares
Total number of Shares	2,828,723,963	2,828,723,963	2,828,723,963	2,762,910,986	2,327,518,639	2,264,103,215
Dividends per share:
Basic	0.1	82	58	90	107	121
Diluted	0.1	81	58	90	106	120

4 As of December 31, 2015 the Company has recorded a goodwill impairment in the amount of Ch$116,771 million (BRL$566 million).
5 As of December 31, 2015 the Company has recognized a gain of Ch$ 61,373 million within the consolidated statement of profit and loss by function, under the "Profit from discontinued operations" line. The generated profit includes Ch$30,144 million corresponding to the benefit related to the measurement at fair value of non-controlling interest in subsidiaries held after the sale
6 In U.S. dollars U.S. dollars and Chilean pesos.

	As of December 31,
Balance sheet data:	2015	2015	2014	2013	2012	2011
	(in millions of U.S.$)	(in millions of Ch$)
Total current assets	3,523	2,501,765	3,002,468	2,425,219	2,334,567	2,085,636
Property, plant, equipment and investment property net	3,818	2,711,491	3,009,728	3,101,884	2,977,838	2,228,529
Other assets	6,896	4,897,470	4,704,307	4,538,131	4,361,594	3,329,923
Total assets	14,237	10,110,725	10,716,503	10,065,234	9,674,000	7,644,088
Total current liabilities	3,416	2,426,085	3,138,770	2,951,699	3,329,041	2,331,280
Total non-current liabilities	5,230	3,713,828	3,286,247	2,852,168	2,946,747	2,362,201
Total liabilities	8,646	6,139,913	6,425,017	5,803,867	6,275,788	4,693,482
Paid-in capital7	3,269	2,321,381	2,321,381	2,321,381	1,551,812	927,804
Non-controlling interest	(1)	(934)	(832)	100	678	87,750
Net equity attributable to controlling shareholders	5,593	3,971,746	4,292,318	4,261,267	3,397,534	2,862,856
Total net equity and liabilities	14,237	10,110,725	10,716,503	10,065,234	9,674,000	7,644,088

	Year ended December 31,
Other financial data:	2015	2015	2014	2013	2012	2011
	(in millions of U.S.$)(1)	(in millions of Ch$)8
Cash Flow Data
Net cash provided by (used in):
Operating activities	896	636,151	389,483	364,782	718,715	567,739
Investing activities	44	31,046	(233,396)	(320,507)	(1,873,568)	(623,753)
Financing activities	(899)	(638,609)	(112,378)	(107,029)	1,246,077	89,607
Other Financial Information
Capital expenditures	(242)	(171,606)	(227,423)	(317,710)	(573,650)	(616,336)
Depreciation and amortization	(308)	(218,490)	(200,043)	(186,576)	(138,941)	(117,948)
Financial Ratios
Gross margin9	28.9%	28.9%	26.9%	27.7%	27.6%	28.5%
Net margin10	2.1%	2.1%	1.5%	2.5%	2.8%	3.7%
Working capital ratio11	1.03	1.03	0.96	0.82	0.70	0.89

	Year ended December 31,
Comprehensive income:	2015	2015	2014	2013	2012	2011
	(in millions of U.S.$)	(in millions of Ch$)
Comprehensive income attributable to controlling shareholders	(362)	(257,312)	76,056	94,725	34,002	357,049
Comprehensive (loss) income attributable to non-controlling shareholders	(0)	(102)	(881)	(168)	(5,354)	12,865
Total comprehensive income	(362)	(257,414)	75,175	94,557	28,648	369,913

7 Paid-in capital (refer to Item 3.A of Form 20-F).
8 Except financial ratios.
9 Consolidated gross profit divided by consolidated revenues from ordinary activities.
10 Consolidated net income divided by consolidated revenues from ordinary activities.
11 Consolidated current assets divided by consolidated current liabilities.

	Year ended December 31,
Operating data:	2015	2014	2013	2012	2011
Number of Stores
Supermarkets:
Chile	245	238	224	214	189
Argentina	286	290	290	288	269
Brazil	222	219	221	204	152
Peru	90	87	87	86	74
Colombia	101	100	100	96	0
Supermarkets subtotal	944	934	922	888	684
Home Improvement Stores:
Chile	35	33	32	31	29
Argentina	50	50	48	47	48
Colombia	10	9	9	4	4
Home improvement stores subtotal	95	92	89	82	81
Department Stores:
Chile	79	79	77	78	35
Peru	9	9	6	0	0
Department stores subtotal	88	88	83	78	35
Shopping Centers:
Chile	25	25	25	9	9
Argentina	22	22	18	18	14
Peru	4	4	3	2	2
Colombia	2	2	2	0	0
Shopping centers subtotal	53	53	48	29	25
Total	1,180	1,167	1,123	1,076	825

Total Selling Space12	(in square meters)
Supermarkets:
Chile	577,547	567,873	546,236	524,677	463,834
Argentina	526,475	529,428	519,171	522,270	502,682
Brazil	611,363	602,194	596,746	552,764	391,485
Peru	269,526	261,700	259,360	258,762	233,331
Colombia	426,393	425,196	428,469	416,699	0
Supermarkets subtotal	2,411,305	2,386,391	2,349,981	2,275,172	1,591,332
Home Improvement Stores:
Chile	325,315	307,853	307,853	299,806	276,325
Argentina	383,786	383,786	373,490	369,067	391,485
Colombia	82,320	75,733	75,732	37,060	35,360
Home improvement stores subtotal	791,421	767,372	757,074	705,933	703,170
Department Stores:
Chile	374,153	375,586	371,891	377,191	272,388
Peru	45,233	45,233	32,222	0	0
Department stores subtotal	419,386	420,819	404,113	377,191	272,388
Shopping Centers:
Chile	431,207	433,053	412,418	410,117	282,693
Argentina	277,203	281,515	241,410	241,410	227,396
Peru	71,191	71,191	58,388	41,303	54,750
Colombia	14,991	14,514	14,514	0	0
Shopping centers subtotal	794,592	800,272	756,264	692,830	564,839
Total	4,416,704	4,374,855	4,237,899	4,051,126	3,131,729

12 In square meters at period end.

Average Sales per Store13	(in millions of Ch$)
Supermarkets:
Chile	10,371	9,894	9,943	9,617	9,662
Argentina	7,482	6,254	6,162	6,083	5,776
Brazil	7,608	9,837	9,067	10,270	10,211
Peru	9,802	9,617	8,569	8,360	8,439
Colombia	8,369	9,999	9,185	1,189	0
Supermarkets subtotal	8,568	8,736	8,228	8,356	8,123
Home Improvement Stores:
Chile	14,554	14,107	14,022	12,915	12,672
Argentina	18,218	13,859	14,209	13,191	11,287
Colombia	6,682	6,717	9,449	10,682	9,845
Home improvement stores subtotal	15,714	13,179	13,858	12,964	11,712
Department Stores:
Chile	12,566	12,053	12,413	11,360	19,736
Peru	6,550	4,360	2,430
Department stores subtotal	11,950	11,945	11,691	11,360	19,736
Shopping Centers:
Chile	5,361	11,284	11,284	9,309	7,167
Argentina	3,915	4,620	4,620	4,365	4,262
Peru	4,715	4,852	4,852	2,301	2,783
Colombia	4,503	8,642	8,642
Shopping centers subtotal	4,680	7,080	7,080	5,939	5,189
Total

Increase (Decrease) in Same-Store Sales14	(%)
Supermarkets:
Chile	4.6%	4.3%	1.6%	4.8%	4.7%
Argentina	16.8%	29.0%	17.3%	18.5%	22.5%
Brazil	(6.3%)	(0.6)%	(0.5)%	0.5%	1.4%
Peru	0.8%	4.6%	1.5%	4.2%	6.5%
Colombia	1.4%	(1.5)%	(7.4)%
Home Improvement Stores:
Chile	3.1%	2.7%	6.1%	6.3%	4.9%
Argentina	30.2%	27.5%	30.3%	26.6%	32.3%
Colombia	4.2%	(3.4)%	0.3%	4.1%	11.8%
Department Stores:
Chile	3.3%	(0.5)%	4.7%	5.3%	5.2%
Peru	13.7%	(0.1)%

13 Sales for the fiscal period divided by the number of stores or shopping centers, as applicable, at the end of the fiscal period.
14 Reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2014 and operated throughout the last six months of 2014, (i) “same-store sales” would include the sales of that store for the last six months of 2014 and the last six months of 2015 and (ii) we would consider the sales of the new store during the first six months of 2015 as sales from a newly opened store. Calculated in local currency.

Sales per Square Meter15	(in millions of Ch$)
Supermarkets:
Chile	4.37	4.15	4.08	3.92	3.94
Argentina	4.08	3.43	3.44	3.35	3.09
Brazil	2.74	3.58	3.36	3.79	4.08
Peru	3.27	3.20	2.87	2.78	2.68
Colombia	1.98	2.35	2.14	0.28
Supermarkets subtotal	3.35	3.42	3.52	3.56	3.52
Home Improvement Stores:
Chile	1.56	1.48	1.46	1.34	1.33
Argentina	2.37	1.81	1.83	1.68	1.38
Colombia	0.80	1.04	1.04	1.15	1.11
Home improvement stores subtotal	1.89	1.57	1.62	1.51	1.35
Department Stores:
Chile	2.65	2.54	2.57	2.35	2.54
Peru	1.30	0.10	0.45	0	0
Department stores subtotal	2.50	2.36	2.57	2.35	2.54
Shopping Centers:
Chile	0.31	0.28	0.26	0.22	0.23
Argentina	0.31	0.24	0.29	0.28	0.26
Peru	0.26	0.24	0.24	0.14	0.10
Colombia	0.61	0.70	0.30
Shopping centers subtotal	0.31	0.27	0.27	0.23	0.23

Total number of store employees16	140,474	153,234	154,603	146,424	131,505

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

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they are effected through the Formal Exchange Market.

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

15 Sales for the period divided by the square meters of selling space or leasable space, as applicable, at the end of each month during the period.
16 Number of full-time employee equivalents at period end.

The following table sets forth the annual low, high, average and period end observed exchange rate for U.S. dollars for the periods presented, as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily observed exchange rate Ch$ per U.S.$ 17
	High18	Low31	Average19	Period end20
Year ended December 31,
2011	533.74	455.91	483.57	519.20
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.33	606.75
2015	715.66	597.10	654.66	710.16
Month end
October 31, 2015	695.53	673.91	684.91	690.32
November 30, 2015	715.66	688.94	705.00	711.20
December 31, 2015	711.52	693.72	704.19	710.16
January 31, 2016	730.31	710.37	721.96	710.37
February 28, 2016	715.41	689.18	703.31	694.17
March 31, 2016	694.82	669.08	679.88	669.80
April 2016 (through April 8, 2016)	682.45	669.55	675.93	682.45

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

	Daily observed exchange rate Ar$ per U.S.$
	High	Low	Average21	Period end
Year ended December 31,
2011	4.304	3.972	4.131	4.304
2012	4.917	4.304	4.552	4.917
2013	6.518	4.923	5.479	6.518
2014	8.556	6.543	8.119	8.552
2015	13.763	8.554	9.269	13.005
Month end
October 31, 2015	9.546	9.427	9.490	9.546
November 30, 2015	9.688	9.554	9.627	9.688
December 31, 2015	13.763	9.698	11.428	13.005
January 31, 2016	13.941	13.069	13.655	13.904
February 28, 2016	15.584	14.088	14.815	15.584
March 31, 2016	15.892	14.337	14.848	14.672
April 2016 (through April 8, 2016)	14.816	14.462	14.639	14.462

17 Source: Chilean Central Bank.
18 Exchange rates are the actual low and high, on a daily basis for each period.
19 The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.
20 Each year period ends on December 31, and the respective period-end exchange rate is published by the Chilean Central Bank on the first business day of the following year. Each month period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Chilean Central Bank on the first business day of the following month.
21 Represents the daily average exchange rate during each of the relevant periods.

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

	Daily observed exchange rate R$ per U.S.$
	High	Low	Average22	Period end
Year ended December 31,
2011	1.8811	1.6554	1.7593	1.6662
2012	1.9016	1.5345	1.6746	1.8758
2013	2.1121	1.7024	1.9550	2.0435
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3387	3.9048
Month end
October 31, 2015	4.0010	3.7386	3.8801	3.8589
November 30, 2015	3.8506	3.7010	3.7765	3.8506
December 31, 2015	3.9831	3.7476	3.8711	3.9048
January 31, 2016	4.1558	3.9863	4.0524	4.0428
February 28, 2016	4.0492	3.8653	3.9737	3.9796
March 31, 2016	3.9532	3.5755	3.6854	3.5755
April 2016 (through April 8, 2016)	3.6983	3.5643	3.633	3.6284

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

The following table sets forth the Central Bank of Peru’s period-average and period-end buying rates for U.S. dollars for the periods indicated.

	Daily observed exchange rate S/. per U.S.$
	High	Low	Average23	Period end
Year ended December 31,
2011	2.880	2.786	2.824	2.808
2012	2.832	2.693	2.754	2.695
2013	2.709	2.549	2.638	2.549
2014	2.987	2.760	2.838	2.981
2015	3.408	2.981	3.184	3.408
Month end
October 31, 2015	3.282	3.214	3.246	3.282
November 30, 2015	3.381	3.284	3.335	3.372
December 31, 2015	3.408	3.366	3.380	3.408
January 31, 2016	3.468	3.415	3.436	3.468
February 28, 2016	3.536	3.476	3.504	3.521
March 31, 2016	3.517	3.323	3.393	3.323
April 2016 (through April 8, 2016)	3.401	3.349	3.371	3.378

22 Represents the daily average exchange rate during each of the relevant periods.
23 Calculated as the average of the month-end exchange rates during the relevant period.

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

	Daily observed exchange rate Col$ per U.S.$
	High	Low	Average24	Period end
Year ended December 31,
2011	2,206.19	2,061.92	2,128.68	2,206.19
2012	2,446.35	2,206.19	2,342.25	2,392.46
2013	2,452.11	2,361.54	2,397.26	2,441.10
2014	2,446.35	1,846.12	2,000.33	2,392.46
2015	3,356.00	2,360.58	2,743.39	3,149.47
Month end
October 31, 2015	3,086.75	2,855.74	2,929.47	2,897.83
November 30, 2015	2,206.19	2,061.92	2,128.68	2,206.19
December 31, 2015	3,356.00	3,131.95	3,244.20	3,149.47
January 31, 2016	3,375.80	3,149.47	3,270.20	3,287.31
February 28, 2016	3,434.89	3,287.31	3,354.96	3,306.00
March 31, 2016	3,244.71	3,000.67	3,110.53	3,000.67
April 2016 (through April 8, 2016)	3,111.77	3,033.98	3,074.39	3,085.98

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

 24  Calculated as the average of the month-end exchange rates during the relevant period.

=Risks Related to Our Business and Our Industries

Economic conditions that impact consumer spending could materially affect us.

Ongoing economic uncertainty in the world economy could negatively affect consumer confidence and spending, including discretionary spending. We may be materially affected by changes in economic conditions in the markets or in the regions in which we operate that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives to our product offerings in response to economic conditions. In particular, a decrease in discretionary spending could materially and adversely impact sales of certain of our high-margin product offerings. Future economic conditions affecting disposable consumer income, such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates and fuel and energy costs, could also reduce overall consumer spending or cause consumers to shift their spending to lower-priced competitors. In addition, inflation or deflation can impact our business. Deflation in food prices could reduce sales growth and earnings, while inflation in food prices, combined with reduced consumer spending, and could reduce our margins. Accordingly, we cannot assure you that in the event of an increase in inflation we will be able to pass on a price increase to our customers, which could have a material adverse effect on us.

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

As part of our business strategy in the past, we have grown significantly through acquisitions. Any future decision to pursue an acquisition is based on our belief that such acquisition will complement our business strategy and grow our business. We currently do not have any plans for acquisitions and do not anticipate any acquisitions in the near future, however, our management is unable to predict whether or when any prospective acquisitions will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. If we decide to pursue an acquisition in the future, our ability to do so successfully will depend on many factors, including our ability to identify acquisitions, the ability to negotiate favorable transaction terms and our ability to finance any such acquisition from internal or external sources. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, it is possible that the cost of doing so, taken together with possible adverse market conditions and resulting loss of revenues or net income, could financially overextend us.

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

Moreover, on December 14, 2011, the Chilean antitrust authority (Fiscalía Nacional Económica, or “FNE”) announced an investigation into anti-competitive practices in the food retail industry including several local operators such as Cencosud. On January 6, 2016, the FNE presented a suit against Cencosud, Walmart Chile and SMU (holding company of Unimarc supermarkets), accusing them of colluding in order not to sell poultry products below a certain price.

Cencosud believes that it has complied with all applicable regulations in conducting its business will defend itself in court and expects to prove that it has not colluded with other supermarket operators to control prices, however we cannot guarantee such an outcome.

While the suit may result in the imposition of fines on the parties being investigated, including Cencosud, Cencosud does not believe that such fines, if any, would have a material adverse effect on its results of operations. Potential fines in this case could be up to 30.000 UTA (approximately U.S.$23 million at the time of the suit filing). However, we cannot assure you that this investigation, or future investigations, will not result in a material adverse effect on us, including financial and reputational harm.

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

We have historically experienced seasonality in our retail sales in Chile, Argentina, Brazil, Peru and Colombia, principally due to stronger sales during the Christmas and New Year holiday season and during the beginning of each school year in March, and reduced sales during the months of January and February due to the summer holidays. For example, in 2013, 2014 and 2015, 27.7%, 28.0% and 27.7% of our consolidated revenues were generated during the fourth quarter, respectively. Any economic slowdown, interruption to our business or to the business of our suppliers, or the occurrence of any other circumstance that may impact our business during the first or last quarter of any fiscal year may therefore have a material adverse effect on us.

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

We receive from our suppliers rebates, allowances and promotional incentives that reduce our cost of inventories and related costs of goods sold, improving our gross margins. For example, commercial allowances from suppliers include fees from suppliers for the sale of their products in our stores, supplier rebates and bonuses, supplier promotional allowances and fees, and fees from publicity activities carried out for third parties using our proprietary customer information. For the year ended December 31, 2015, supplier allowances and promotional incentives amounted to 16.1% of costs in our supermarket division, 9.4% of costs in our home improvement division and 5.7% of costs for our department store division. For the years ended December 31, 2015, the amount of these allowances and promotional incentives amounted to Ch$1,299,604 million and were recorded as a reduction to inventory costs and related costs of sales. We cannot assure you that we will be able to obtain a similar level of such fees, rebates, bonuses or allowances in the future. Should any of our key suppliers reduce or otherwise eliminate these arrangements, our profit margin for the affected products could be impacted, which could in turn have a material adverse effect on us.

Our current strategy may not have the expected results on our profitability.

Our strategy aims to provide our customers with a superior shopping experience, delivering a greater variety of quality products and services than our competitors. This strategy is based on savings achieved through operational efficiencies that are transferable to the customer. We couple this strategy with a focus on expanding our position both in Chile and other markets in Latin America that we believe offer attractive prospects for growth. As part of our strategy for growth, we are considering a possible separation of our Shopping Centers Division, primarily of those in Argentina, Chile, Peru and Colombia. The long-term success of our strategy is subject to significant risks, including failure to generate the expected number of additional sales volume and to reduce selling and administrative expenses; price reductions by competitors; difficulties in obtaining additional vendor allowances from suppliers in the expected amounts and necessary timeframe; difficulties in expanding operations due to adverse economic scenarios; difficulties in finding employees and delays in implementing our strategy. Any one of these factors could have a material adverse effect on us.

The potential separation of our Shopping Centers Division may face certain challenges and may not result in the expected benefits.

On January 30, 2015, the board of directors of the Company resolved to evaluate a potential separation of the Company’s Shopping Centers Division. The possible separation would, as per our current plans, primarily involve shopping centers in Argentina, Chile, Peru and Colombia. This operation would involve the development of a plan for investment in additional expansions and new projects with the proceeds obtained from such separation. The Company currently expects that it would maintain a majority position in the resulting entity. Any transaction ultimately undertaken with respect thereto will be subject to approval by the board of directors of the Company as well as the procurement of any other regulatory approvals required under applicable law.

Our decision to pursue the separation will depend on a number of factors, including market conditions and our ability to obtain any necessary regulatory approvals. Although we currently plan to keep a majority interest in the resulting entity, our financial profile will change upon the separation of the Shopping Centers Division from the Company’s other businesses. Furthermore, we cannot guarantee that the separation will result in the intended benefits, such as growth and expansion.

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

Although not a part of our core business, our credit card and consumer finance operations in Chile, Argentina, Peru, Colombia and Brazil are a growing segment of our business. We currently bear all of the credit risk associated with our credit cards in Argentina and Peru. In Brazil, where we operate our credit card through a joint venture with Brazil’s Banco Bradesco, we bear 50% of the credit risk associated with our cards, including defaults in payment and losses with Banco Bradesco bearing the remaining risk. In Colombia we are currently engaged in a joint venture with Colombia´s Banco Colpatria through which we bear 50% of the credit risk associated with issued credit cards. In Chile we are currently engaged in a joint venture with Scotiabank through which we bear 49% of the credit risk associated with issued credit cards. Results of our financial business in Chile, Brazil and Colombia for the years ended December 31, 2015, 2014 and 2013 were included in the Financial Services segment. See “Item 4. Information on the Company—B. Business Overview—Financial Services—Brazil” for additional details related to our joint venture with Banco Bradesco and Banco Colpatria.

Our credit card and consumer finance business can be materially and adversely affected by delinquency on credit card accounts, defaults in payments by credit card holders, extensive judicial processes enforcing the collection of payments, doubtful accounts or losses on receivables. Furthermore, the actual rates of delinquency, collection proceedings and losses on receivables may vary and be affected by numerous factors, which among others include:

●	adverse changes in regional economies;

●	acceptance of applicants with poor credit records;

●	inability to predict future charge-offs;

●	changes in credit card use;

●	political instability;

●	increase of unemployment; and

●	loss of value of actual salaries.

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

Our failure to comply with credit card and banking laws and related permit requirements could subject us to investigations, enforcement actions, fines or penalties. For example, on April 24, 2013, the Supreme Court of Chile ruled on the class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Service, or “SERNAC”), a Chilean government entity, against our former subsidiary Cencosud Administradora de Tarjetas S.A. (“CAT”), ordering CAT to reimburse certain cardholders for excess monthly maintenance fees charged since 2006 plus adjustments for inflation and interest. We have made all such required payments during 2013 through 2015, and have no further liability in connection with this matter following our disposition of CAT in 2015.

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

Our food retail business sources fresh products from local producers and certain stores rely heavily on sales of perishable products. Climate changes and product supply disruptions may affect local producers’ ability to provide and our ability to sell such products, which may have a material adverse effect on us.

 There are indicators of a current climate change happening worldwide. Changes in temperatures and precipitation patterns may negatively affect the capacity of certain regions to produce fresh products such as fresh fruits and vegetables and dairy products.

We have a significant focus on perishable products. Sales of perishable products accounted for approximately 38.4%, 37.1% and 36.1% of our total sales in 2015, 2014 and 2013, respectively. As we source part of our fresh products from local producers, such changes in climate could impair or limit our ability to source such products, thus affecting our capacity to offer the full assortment of products that we normally carry. Any such disruption could have a material adverse effect on us.

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

We have entered into thirteen credit support agreements in connection with derivative transactions with different international and local financial intuitions. Each credit support agreement provides collateral obligations between swap counterparties to mitigate the existing credit risk inherent to operation. If a credit downgrade event occurs, it could result in our having to post additional collateral in connection with a “Margin Call” and us having to pay cash or any other eligible collateral to cover the incurred liabilities at a given valuation date. As of December 31, 2015, notional amounts in cross currency swaps with different counterparties stood at approximately U.S.$ 1.9 billion.

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

We have a significant amount of financial indebtedness outstanding with instruments maturing every year

As part of our financial strategy we fund our assets with a combination of both equity and debt. Our portfolio of financial indebtedness has maturities and amortizations applicable every year. As we devote a significant portion of our free cash flow to finance interest payments and make dividend payments, we are required to refinance these obligations and therefore we face refinancing risk, especially in times of liquidity restrictions in the financial markets.

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

Our real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within our control. For example, the yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. In addition, our ability to generate sufficient income from our properties to service our debt and cover other expenses may be materially and adversely affected by the following factors, among others, some of which we cannot control:

●	downturns in a national, regional and local economic climate;

●	changes in interest rates and availability of financing;

●	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

●	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

●	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes);

●	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

●	increased competition from other real estate operators which might drive down our prices and profits;

●	increased operating costs due to inflation and other factors such as insurance expense, utilities, real estate taxes, state and local taxes and heightened security and cleaning costs;

●	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

●	the need to periodically renovate, repair and release space, and the higher costs thereof;

●
the inability to revise the commercial terms of our lease agreements to reflect high inflation or exchange rates fluctuations in markets where our leases are based on local nominal currency or in foreign currency;

●	bankruptcy of tenants and reduction in shopping center sales due to lower disposable income;

●	exercise by our tenants of their legal right to terminate their leases early; and

●	the inability to find new tenants as leases on our properties expire or terminate early.

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

As of December 31, 2015, approximately 40.9% of our retail store employees were represented by unions under several collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we have experienced labor strikes in the past and we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not have a material adverse effect on us. See “Item 4. Information on the Company—B. Business Overview” and “Item 6.Directors, Senior Management and Employees—D. Employees.”

Cyber security

Our security platform allows us to manage user identities, allocate resources to users and secure access to corporate resources. Our Information Security Department and Corporate Audit Department review segregation of duties. Business Process Owners review end users profiles on regular basis to ensure correctness. We have an access management process for all the key applications that support business units based in Chile, Argentina, Peru, Brazil and Colombia.

Cyber-attack detection systems are currently in place, including fire walls and intrusion prevention systems. We have deployed antivirus solutions for endpoints and servers, antispam and antivirus for corporate e-mail and a web filtering solution to secure internet access. Security infrastructure is deployed in Chile, Argentina, Peru, Brazil and Colombia. Additionally, different levels of penetration testing are executed periodically to validate the strength of the perimeter defense and suggest improvements measures if necessary.

During the last five years we have been working on a plan to incrementally adopt the requirements and best practices of the Payment Card Industry in order to increase controls around the cardholder data and reduce credit card fraud via its exposure.

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

In addition, our information technology and administrative systems may be vulnerable to damage or interruption from circumstances beyond our control, including fires, natural disasters, systems failures, viruses and security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data. Any such damage or interruption could have a material adverse effect on us, including as a result of our facing significant fines, customer notice obligations or costly litigation, harming our reputation with our customers or requiring us to expend significant time and expense developing, maintaining or upgrading our information technology or administrative systems, or preventing us from paying our suppliers or employees, receiving payments from our customers or performing other information technology or administrative services on a timely basis.

Although all of our distribution centers have a backup network link, uninterruptible power supply and emergency power systems, we cannot guarantee that our current backup systems and procedures will operate satisfactorily in the event of a regional emergency. Any substantial failure of our back-up systems to respond effectively or on a timely basis could have a material and adverse effect on us.

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

Natural disasters could disrupt our business and affect our results of operations. In particular, Chile, Argentina, Peru and Colombia are located in a seismically active region.

We are exposed to natural disasters in the countries where we operate such as earthquakes, volcanic eruptions, floods, tropical storms and hurricanes. Peru is exposed to recurring flooding and mudslides due heavy rain due attributable to the El Niño phenomenon.  In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our business, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our business could be compromised. Natural disasters or similar events could also result in substantial volatility in our results for any fiscal quarter or year.

Chile, Argentina, Peru and Colombia are prone to earthquakes due to their location in the proximity of several major fault lines. A major earthquake, like the one that struck Chile in 2010 and 2015, could have significant negative consequences for our operations and for the general infrastructure in Chile or any of the other countries that were abovementioned, such as roads, rail and access to goods. Even though we maintain insurance policies standard for this industry with earthquake coverage, we cannot assure you that a future seismic event will not have a material adverse effect on us.

Economic and social unrest in the countries where we operate and government measures to address them may adversely affect the regional economy and thereby have a material adverse effect on us.

Despite the economic recovery and relative stabilization since the early 2000’s, social and political tensions and high levels of poverty and unemployment continue throughout Latin America. For example, wide scale protests throughout Brazil have called for the impeachment of President Dilma Rousseff following ongoing investigations into allegations of corruption in state-controlled enterprises. The unstable political scenario may have contributed to the decline of the confidence of investors and the public in general, resulting in the current recession. If growth were to slow in the countries in which we operate, this could result in heightened political tension and protests, similar to the recent Agricultural strikes in Colombia and civil unrest in Brazil and Argentina. If these situations were to become widespread and government measures to reduce inequality failed, they could have an adverse effect on our business.

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

Chile’s tax reform approved in September 2014, introduced changes that come into effect in the following years that may increase our operating and compliance costs.

The corporate tax rate, increased from 22.5% in 2015, to 24% in 2016. Further increases up to 27% are expected for the coming years. The Tax Reform changed rules regarding minimum capitalization and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018. The effects of this tax reform may increase our operating and compliance costs, which could negatively affect our financial results and our ability to grow our business. The Tax Reform Act was amended in February, 2016, but the key changes and impact of the reform remained.

New tax reform legislation in Peru and Colombia may affect the operating results of, and reduce the amount of dividends we receive from, our Peruvian and Colombian subsidiaries.

In December 2014, Peru enacted Law No. 4007, reforming the national tax regime. The new law, which came into effect on January 1, 2015, mandates a gradual decrease in the corporate income tax rate but also an increase in the tax rates for dividends distributed by Peruvian companies to Chilean shareholders. As a result, the current tax rate applicable to Peruvian corporate income distributed to Chilean shareholders increased to 34.8% for 2015 and 2016, 35% for 2017 and 2018, and 35.3% for 2019 and onward. As a result, the new Peruvian tax regime is expected to decrease the amount of dividends we receive from our Peruvian subsidiaries.

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

Currency devaluations and foreign exchange fluctuations had and may have a material adverse effect on us.

The Chilean peso, Argentine Peso, Brazilian Real and Colombian Peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. The main driver of exchange rate volatility in the past years was the significant devaluations in other Latin American countries, as well as general uncertainty and trade imbalances in the global markets. More recently, the primary driver of exchange rate volatility has been the substantial depreciation of Latin American currencies, including the Chilean peso, Argentine Peso, Brazilian Real and Colombian peso against the U.S. dollar. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future, as can be the same case for Brazilian Real and Colombian Peso. See “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

Risks Related to Chile

Our growth and profitability depend on the level of economic activity in Chile and other markets.

37.6%, 36.3% and 36.9% of our revenues from ordinary activities in the years ended December 31, 2015, 2014 and 2013, respectively, were derived from revenues in Chile. Accordingly, our results of operations and financial condition are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, including further consequences of economic difficulties in Brazil, Argentina and other emerging markets, will not have a material adverse effect on us.

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

We believe that in Santiago, the Chilean supermarket industry shows certain signs of saturation. As a result newly opened stores cannibalize the sales of existing stores to some extent. Our growth prospects in the Chilean food retailing sector are likely to depend to a large extent on future growth in Chilean GDP, and we cannot assure you that either will in fact occur. As a result, we cannot assure you that in the future we will be able to achieve real growth in same-store sales in Chile. We believe that the Chilean department store industry has also shown signs of saturation as a result of a very aggressive expansion in past years by the industry’s main participants.

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

Chile has experienced high levels of inflation in the past when compared to the country´s Central Bank inflationary target, including increases in the Chilean consumer price index of inflation of 4.4% during 2011, inflation of 1.6% in 2012, inflation of 3.0% in 2013, inflation of 4.6% in 2014 and inflation of 4.4% in 2015 according to the Central Bank of Chile.

The measures taken by the Chilean Central Bank to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and services and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts are denominated in Unidades de Fomento or are indexed to the Chilean consumer price index, and we may not be able to fully pass any such increases on to our customers, which could have a material adverse effect on us. Furthermore, at December 31, 2015, approximately 14.6% of our outstanding debt was UF-denominated. As a result, severe increases in inflation could affect the Chilean economy and could have a material adverse effect on us.

Currency devaluations and foreign exchange fluctuations had and may have a material adverse effect on us.

The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. The main driver of exchange rate volatility in the past years was the significant devaluations in other Latin American countries, as well as general uncertainty and trade imbalances in the global markets. More recently, the primary driver of exchange rate volatility has been the substantial depreciation of Latin American currencies, including the Chilean peso against the U.S. dollar. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Chile” and “Item 3. Key Information—A. Selected Financial Data—Exchange Rates—Chile.”

Historically, a significant portion of our indebtedness has been denominated in U.S. dollars, while a substantial part of our revenues and operating expenses has been denominated in Chilean pesos. In addition in February 2015 the company accessed the international debt markets through a dual-tranche bond issuance. This new issuance significantly increased Cencosud´s exposure to the U.S. dollar. If the Chilean peso’s value declines against the dollar, we will need more Chilean pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect us. As of December 31, 2015, after cross currency swaps and forward exchange agreements that fully hedge against the variation between the Chilean peso and the U.S. dollar, 30.5% of our net financial debt (bank borrowings and bonds) was denominated in U.S. dollars. The remainder of our interest-bearing debt is primarily UF- or Chilean peso-denominated and therefore not subject to exchange rate risk. Our hedging policy against foreign exchange fluctuations is disclosed in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.” We cannot assure you that our hedging policies will avoid future losses related to exchange rate variations.

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

On December 29, 2014 the executive branch of the Chilean government, led by President Michelle Bachelet, signed an extensive labor reform bill which was sent to the Chilean Congress for parliamentary proceedings and approval. In light of the executive branch of the Chilean government having majority support at both houses of the Chilean Congress, we expect that the proposed bill will be approved as drafted or under some amended form following debate of the bill in both houses. A revised version of the bill has been approved by the Senate, but may face constitutional challenges and must be reconciled with the version of the bill that was passed in the lower house. It was expected that the bill would be approved by the end of the first quarter of 2016, though the reconciliation process will likely delay final approval and implementation of the reforms.

The draft the proposed bill contemplates several amendments to the existing labor framework in Chile, including, among other points:

•	Expanding collective bargaining power to certain employees who were prevented from exercising this right, such as apprentices, temporary workers and others.

•	Recognizing unions as the only party entitled to exercise collectively bargaining rights on behalf of the workers.

•
Extending benefits obtained by a union in the course of a negotiation to any worker joining that union after the negotiation has concluded. The extension of said benefits to employees would be contingent to the assent of each union.

•
Using collective bargaining agreements currently in effect as a floor for the negotiation of new conditions of employment. The financial situation of the company or business as of the date of discussions for a new agreement would not have any bearing on ongoing negotiations.

•
Curtailing the employer’s right to replace workers participating in a strike with current or new employees while the strike is taking place creating an obligation for unions to provide the personnel required to comply with “minimum services” through “emergency teams.”

•	Expanding the matters that may be subject to collective bargaining agreements, allowing the negotiation of more flexible workdays, adaptable systems and others.

•	Allowing unions to annually request information regarding the remunerations and duties associated with each category of employees from large companies.

Approval and implementation of the proposed bill, which increases the collective bargaining power of labor unions, or similar reforms may have adverse effects on our overall employment and operating costs and may increase the likelihood of business disruptions on our various activities in Chile, which could negatively affect our financial results.

Risks Related to Argentina

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ar$1.00 to U.S.$1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. For the last few years the Argentine government has maintained a policy of intervention in foreign exchange markets, conducting periodic transactions for the sale and purchase of U.S. dollars. There is no way to foresee if this trend will continue in the future. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina.”

Presidential and Congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration took office on December 10, 2015. The Macri administration implemented, after December 17, 2015, several reforms to the foreign exchange market to provide greater flexibility and easier access to the foreign exchange market, including: (i) the elimination of the requirement to register foreign exchange transactions in the AFIP’s Exchange Transactions Consultation Program, (ii) the elimination of the requirement of mandatory repatriation and conversion of foreign debt into Pesos; however, such repatriation and conversion are required in the foreign exchange market to repay such debt and interest thereon, (iii)  the reestablishment of Argentine residents’ right to purchase foreign currency up to the limit of U.S.$ 2.0 million monthly for general savings and investments purposes, (iv) the reduction of the requirement of a mandatory, non-transferable and non-interest-bearing deposit of US Dollars equal to 30% of the inflowing amount for 365 calendar days term in connection with certain transactions involving foreign currency inflows, (v) the reduction of the minimum stay period, from 365 days to 120 calendar days (counted as from the date on which the funds are transferred to Argentina and converted into Pesos) in connection with foreign loans and portfolio investments and (vi) the elimination of the requirement of a minimum holding period (72 business hours from the time of the deposit of the Securities in the transferor’s account) for purchases and subsequent sales of the securities in a foreign currency. Notwithstanding the foregoing, the minimum stay period is not applicable to primary issuances of bonds or other securities that are listed in a stock Exchange. In cases of partial or total prepayment of principal of foreign financial indebtedness, access to the foreign exchange market is admitted subject to the prior compliance with the minimum stay period mentioned in (v).In addition, on December 17, 2015, because certain restrictions were lifted, the Peso devalued against the U.S. Dollar considerably.

Although general economic conditions in Argentina have recovered significantly after the 2002 crisis, there is uncertainty as to whether this growth is sustainable, especially considering the lower growth rates of recent years, and current public fiscal deficit. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine peso and a high excess production capacity derived after a long period of deep recession, and was favored by high commodity prices. The global economic crisis of 2008 has led to a sudden deceleration of the economy, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and lack of consumer and investor confidence. According to the Instituto National de Estadísticas y Censos (the Argentine National Institute of Statistics and Census, or “INDEC”), Argentina’s gross domestic product, in real terms, grew by 0.1% in 2009, 9.4% in 2010 and is estimated to have grown 8.5%, 0.9% and 2.9% in 2011, 2012 and 2013, respectively while expanding 0.5% in 2014. We cannot assure you that GDP will increase or remain stable in the future. Economic growth in Argentina could face challenges related to its balance of payments and levels of reserves. After 2013, foreign currency restrictions in Argentina became more stringent in a government effort to curb their drain. However, the reforms implemented by the new administration since December 2015 have eased many restrictions on the purchase and transfer of foreign currency. Now the Peso floats against the US Dollar in the foreign exchange market with limited intervention by the Central Bank.

Following IMF reports regarding the data produced by the INDEC, in 2014, the INDEC released the IPCNu, an index that measures prices on goods across the country replacing the previous index that only measured inflation in the urban area of the Autonomous City of Buenos Aires. The Macri administration appointed new authorities at INDEC, to implement methodological changes and adjust statistics on the basis of these reforms. In January 2016, the new INDEC authorities announced the discontinuance of the methodology used by the previous administration and declared a state of statistical emergency, through which it suspended the publication of indexes indefinitely until the INDEC is able to calculate them on accurate official data. For this reason, GDP and inflation rates for the year 2015 have yet to be disclosed.

Although Argentina has reached an agreement with a significant portion of holdout creditors of its foreign debt, such agreement has not closed yet and remains subject to Congressional approval and approval by the relevant New York courts. Therefore, there is a certain degree of uncertainty regarding Argentina´s future ability to access the international capital markets. The aforementioned factors in conjunction with less favorable prices for Argentina´s main agricultural exports could have a negative effect on economic growth and could have a material adverse effect on us.

The impact that the measures taken by the new administration will have on the Argentine economy as a whole and the financial sector in particular cannot be predicted. In addition, there is uncertainty as to which measures announced during the presidential election campaign will be implemented by the Macri administration and when. In particular, we cannot predict how the Macri administration will address certain political and economic issues that were central during the presidential election campaign, such as the financing of public expenditures, public service subsidies and tax reforms, or the impact that any measures related to these issues that are implemented by the Macri administration will have on the Argentine economy as a whole. Additionally, in the recent elections, political parties opposed to the Macri administration retained a majority of the seats in the Argentine Congress, which will require the Macri administration to seek political support from the opposition for its economic proposals. This creates further uncertainty in the ability of the Macri administration to pass any measures. The inability of the Macri administration to implement its proposed measures as a result of lack of political support may adversely affect the Argentine economy and financial condition and, as a consequence, our financial condition.

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

During February 2016, the Macri administration announced preliminary agreements with several groups of holders of defaulted debt (including NML Capital Ltd, the fund managed by Elliott, Aurelius Capital, Davidson Kempner and Bracebridge Capital), which is subject to two conditions: first, obtaining approval by the Argentine Congress (including repealing of local laws that restrict payments to holdouts), and second, the lifting of the so-called pari passu injunctions. So far, the House of Representatives of the Congress has approved the bill to close the transaction with the holdout creditors. The Senate is scheduled to vote on the bill in the first week of April. Thereafter, Argentina contemplates a capital raise in the global financial markets, which would be used to fund the payments.  Upon payment (which shall take place on or before April 14), the injunctions entered several years ago against Argentina by Judge Thomas P. Griesa would automatically dissolve if Judge Griesa's indicative ruling of February 19 is converted into a final order vacating the injunctions. This settlement, if consummated, together with other agreements in principle with other holdout bondholders, resolves over 85% of the claims of those with "pari passu" and "me-too" injunctions.

However, there are still holdouts that did not reach an agreement with Argentina. As a result of this continuing and potential future litigation, as well as the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers and the related subsequent events, the Argentine Government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy.

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

The new index has been criticized by economists and investors after its initial report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other index published by INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. On February 1, 2013 Argentina became the first member nation of the IMF to be censured due to concerns that it may be underreporting inflation and GDP figures. The IMF gave Argentina a deadline of September 29, 2013 to take “remedial measures” to boost the accuracy of the data provided. In January 2014 the Argentine government revealed a new inflation index based on a new calculation methodology. In 2014, and 2015, the IMF reacted cautiously to the index stating that it would continue to review progress made by the Republic of Argentina revising inflation and gross domestic product statistics later in 2016.

The new measure revealed consumer prices increased at a 24% rate in 2014. The Macri administration replaced the authorities of INDEC and it is in the process of implementing a new methodology. INDEC is yet to issue the results for 2015. Prior to the suspension of the indexes, the consumer prices showed an 11.9% increase, from January to October, 2015. The new INDEC Director, Mr. Jorge Todesca, is expected to make substantial changes to the Institute methods and thus, produce more reliable statistics.

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

Currently price controls in the Republic of Argentina are enforced under the “Precios Cuidados” program, an agreement between the government and retailers. This program reflects the basic basket of products for the country´s population and as of March, 2016, was comprised of more than 300 products in supermarkets and in the home improvement industry. If these programs were to be expanded, they could have a materially adverse effect on us.

 In December, 2015, President Macri enacted two decrees in an effort to promote the inflow of foreign currency into Argentina and limit export duties (i) Decree 133/2015, which eliminated taxes on exports of wheat and corn, bovine meat, and decreased the tax on soybean exports; and (ii) Decree 160/2015 eliminating almost all of the duties on industrial exports. The Macri administration also eliminated foreign exchange restrictions to the payments of imports.

Risks Related to Brazil

Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets and could have a material adverse effect on us.

In the years ended December 31, 2013, 2014 and 2015 our operations in Brazil represented 19.8%, 20.1% and 15.3% of our consolidated revenues from ordinary activities for such periods, respectively. Accordingly, our financial condition and results of operations are dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation, currency devaluation, downgrades of Brazil’s investment credit rating and high levels of unemployment. Brazil is currently going through a deep recession. In 2015, the value of the Real fell to a record low of 4.0065 per U.S. dollar. Brazil’s gross domestic product, in real terms, grew 1.8% in 2012 and 2.7% in 2013 and 0.1% in 2014, and decreased 3.85% in 2015. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could have a material adverse effect on us.

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

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies as well as privately held companies, have faced allegations of political corruption, since they have allegedly accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed, and personally enriched the recipients of bribes under this bribery scheme. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. Brazil’s political scenario is further complicated by calls for impeachment of President Dilma Rousseff.

The ongoing investigations into allegations of corruption in state-controlled enterprises and the unstable political scenario that has slowed the pace of the fiscal adjustment were factors that may have contributed to the decline of the confidence of investors and the public in general, resulting in the current recession. The political and economic crises facing the country have contributed to undermining the confidence of consumers and investors. The unstable political scenario may also have an adverse impact on our business, financial condition, results of operations and the market price of our preferred shares and ADSs. For more information on the economic situation in Brazil, see “Item 5: Operating and Financial Review and Prospects—Operating Results—Trends and Factors Affecting Our Results of Operations—Developments in the Brazilian Economy.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on export and imports. We may be materially and adversely affected by changes in policies or regulations involving or affecting factors such as:

●	interest rates;

●	monetary policy;

●	exchange controls and restrictions on remittances abroad;

●	currency fluctuations;

●	inflation;

●	liquidity of domestic capital and financial markets;

●	tax policy; and

●	other political, social and economic policies or developments in or affecting Brazil.

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

Brazil has historically experienced high rates of inflation. In the recent past, inflation, as well as government efforts to combat inflation have had significant negative effects on the Brazilian economy and contributed to heightened volatility in the Brazilian securities market. In 2015, inflation measured by the Brazilian consumer price index (Índice de Preços ao Consumidor), or IPCA, reached 10.67%, above the upper limit of 6.5%, established by the Brazilian monetary council. In 2016, the Brazilian monetary policy will continue to use the IPCA as reference for the inflation target. The inflation target for 2016 is set at 4.5%, allowing 2 percentage points below or above this target, which is similar to the target for 2015. If the Central Bank’s assessment is that inflation will be above this target, it may raise interest rates. In 2016, factors that may adversely affect consumer inflation are, among others, the further depreciation of the Real against global benchmark currencies, a possible decision by the Brazilian federal government to raise utility prices (such as electricity tariffs) and potential tax increases. The inflation rate of administered prices has been decelerating and will, most likely, be the main driver of the moderate slowdown expected in 2016.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at December 31 was 10.0% in 2013, 11.75% in 2014 and 14.25% in 2015, as determined by the Central Bank of Brazil’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

The government has proposed a set of macroeconomic adjustment measures and is setting the stage for structural reforms. The proposal is based on an ambitious fiscal consolidation plan, to reduce the inflation expectations and enable a drop in the real exchange rate, to boost competitiveness, productivity and investments. However, implementation of the reform program has proven difficult given the challenges in reaching a consensus in Congress.

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

The regular operation of our stores and distribution centers depend on public services, including electricity, and the implementation of increases in energy prices, broad electricity conservation plans as a result of unfavorable hydrological or other factors could have a negative effect on consumer demand and also have a materially adverse effect on our operations and inventory management.

Brazil’s power generation sector relies on, among others, hydroelectric plants, whose generation levels are affected by prevailing hydrological conditions, which are dependent on rainfall levels and heat levels. If hydrological conditions result in a low supply of electricity in Brazil, that could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. Hydrological conditions in late 2007 and early 2008 have been poor, particularly impacting reservoir levels in the northeastern and southeastern regions of Brazil. More recently, Brazil has experienced record heat levels in January 2014 which, coupled with a prolonged lack of rain, have left hydroelectric reservoirs at low levels. In 2015, Brazil increased the energy prices by as much as 50% in certain parts of the country, which led to an increase in our energy costs. The recurrence in the future of unfavorable hydrological conditions could lead to the implementation of broad electricity conservation programs or further increases in energy prices. In the event of electricity shortages, our operations and inventory management could be materially and adversely affected. This may in turn adversely affect our financial conditions and results from operations.

Risks Related to Peru

Economic, social and political developments in Peru, including political instability, inflation and unemployment, could have a material adverse effect on us.

Our operations in Peru represented 7.9%, 8.7% and 9.1% in 2013, 2014 and 2015, respectively, of our consolidated revenues from ordinary activities. Our results of operations and financial condition may be affected by changes in economic and other policies of the Peruvian government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, and by other economic, social and political developments in Peru, including devaluation, currency exchange controls and economic growth. Previous Peruvian governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

In the past, Peru has suffered through periods of high inflation, which materially undermined the Peruvian economy and the government’s ability to create conditions that would support economic growth. A return to a high inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment and on us.

General elections in Peru are expected to take in place in April 2016, and presidential and congressional elections may impact the development of certain industries, affect the interpretation of existing legislation or result in the enactment of additional regulations, actions or agencies, which may result in changes in regulations in Peru that adversely affect our business.

A devaluation of Peru’s currency or unexpected changes in exchange controls could have a material adverse effect on us.

The Peruvian currency has historically experienced a significant number of devaluations and, as a result, the Peruvian government has adopted and operated under various exchange rate control practices and determination policies, ranging from strict control to market determination of exchange rates. More recently, the Nuevo Sol appreciated against the U.S. dollar by 5.7% in 2012 and depreciated against the U.S. dollar by 9.6% in 2013, 6.7% in 2014 and 2.6% in 2015. As the Peruvian economy is partially dollarized, devaluation of the Nuevo Sol against the U.S. dollar could have a negative impact on the economy. Therefore, any significant devaluation of the Nuevo Sol against the U.S. dollar could have a material adverse effect on us.

Risks Related to Colombia

We are highly dependent on economic and political conditions in Colombia in connection with our supermarket and retail operations in Colombia.

As a result of our acquisition of supermarket operation in Colombia, the Colombian market has become a significant part of our supermarket business and related results of operations. Colombia has suffered periods of significant economic and political instability in the past. Colombia represented 9.7%, 10.2% and 8.3% of total consolidated revenues for 2013, 2015 and 2015, respectively.

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

Colombia’s fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 2.2% of GDP in 2013, 2.6% in 2014 and 3.2% in 2105.

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

The Colombian government has indicated that tightening credit conditions in financial markets could have a potential, although limited, negative impact on Colombian economy mainly through lower foreign direct investment flows. A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States and China, could have a material adverse impact on Colombia’s balance of trade and adversely affect Colombia’s economic growth. According to the Colombian Ministry of Commerce, the United States is Colombia’s largest export market. Colombia was the United States’ 22nd largest supplier of goods imports in 2013. U.S. goods imports from Colombia totaled $21.6 billion in 2013, $14.2 billion in 2014 and $9.9 billion in 2015. U.S. imports from Colombia are down 6.5% since 2011 (pre-FTA). U.S. imports to Colombia accounted for 1.0% of overall imports in 2013. A decline in U.S. demand could have a material adverse effect on Colombian exports and Colombia’s economic growth, which could, in turn, likely have detrimental results on our business activities.

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

Diplomatic relations with Venezuela and Ecuador, two of Colombia’s trading partners, have from time to time been tense, and have been affected by events surrounding the armed conflict with the Revolutionary Armed Forces of Colombia, or the FARC (Fuerzas Armadas Revolucionarias de Colombia), particularly on Colombia’s borders with Venezuela and Ecuador. Any further deterioration in relations of Colombia with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative effect on Colombia’s trade balance, economy and national security, which may adversely affect our results of operations.

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

Rates of inflation in Colombia have been historically high, and we cannot assure you that inflation will not return to high levels. Inflation rates were 1.9% for 2013, 4.6% for 2014 and 6.67% in 2015. Inflationary pressures may, among other things, reduce consumers’ purchasing power and we cannot assure you that measures taken by the Colombian government and Colombian Central Bank will suffice to curb inflation. A return to high inflation in Colombia may harm our results of operations.

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

Our ADSs began to trade on the New York Stock Exchange on June 22, 2012, and as a result have a limited trading history. We cannot predict the extent to which investor interest in our company will maintain an active trading market on the NYSE, or how liquid that market will be in the future. The market price of our ADSs may be volatile and may be influenced by many factors, some of which are beyond our control, including:

●	the failure of financial analysts to cover the ADSs or our common stock or changes in financial estimates by analysts;

●	actual or anticipated variations in our operating results or the operating results of our competitors;

●
changes in financial estimates by financial analysts, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any financial analysts that elect to follow the ADSs or shares of common stock or the shares of common stock of our competitors;

●	announcements by us or our competitors of significant contracts or acquisitions;

●	future sales of the ADSs and shares of common stock, including sales by our controlling shareholder;

●	investor perceptions of us and the industries in which we operate;

●	failure of any of our initiatives to achieve commercial success;

●	fluctuations in stock market prices and trading volumes of securities of similar companies;

●	general market conditions and overall fluctuations in U.S. equity markets;

●	changes in our financial guidance to investors and analysts;

●	delays in, or out failure to provide financial guidance;

●	additions or departures of any of our key personnel;

●	changes in accounting principles or methodologies;

●	changing legal or regulatory developments in the United States and other countries, including the countries in which we operate; and

●	discussion of us or our stock price by the financial press and in online investor communities.

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

Our shares of common stock are listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange, which we collectively refer to as the “Chilean Stock Exchanges.” Although ADS holders are entitled to withdraw shares of common stock underlying the ADSs from The Bank of New York Mellon (the “Depositary”) at any time, the Chilean Stock Exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. Although our shares of common stock are traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for our shares of common stock will continue to exist. As of the date of this annual report, our non-controlling shareholders hold approximately 40.0% of our outstanding shares of common stock. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market any shares of common stock obtained upon withdrawal of such shares from the ADS facility in the amount and at the price and time such holder desires, and could increase volatility of the price of the ADSs.

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

We are currently controlled by our founder, Mr. Horst Paulmann, who beneficially owns and controls 60.0%% of our shares, through Inversiones Quinchamali Ltda., Inversiones Latadía Ltda. and Inversiones Tano Ltda, as of the date of this annual report. A disposition by our controlling shareholder of a significant number of our shares, or the perception that such a disposition might occur, could materially and adversely affect the trading price of our shares of common stock on the Santiago Stock Exchange as well as the market price of the ADSs on the New York Stock Exchange.

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

Our initial public offering has had a significant transformative effect on us. We have incurred and expect to incur additional legal, accounting, reporting and other expenses as a result of having an ADS program. We will also incur costs which we have not incurred previously, including, but not limited to, increased costs and expenses for directors’ fees, increased directors and officers insurance, increased investor relations, and various other incremental costs related to having an ADS program traded in the United States.

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

The resolutions that result in a shareholder’s redemption right are the following:

●	our transformation into a different type of legal entity;

●	our merger with or into another company;

●
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

●
the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to security interests or personal guarantees are granted to secure or guarantee obligations of our subsidiaries;

●
the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the redemption right only accrues to dissenting shareholders of the class or classes of shares adversely affected;

●
the amendment of our Bylaws to correct any formal defect in our incorporation, which might cause our Bylaws to be null and void, or any amendment of our Bylaws that grants a shareholder a redemption right;

●
the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

●	any other causes as may be established by Chilean law and our Bylaws (our Bylaws currently do not establish any instances).

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

In April 2004, we acquired Las Brisas supermarket chain, which enhanced our geographical coverage in several areas including Valparaíso and Concepción through the addition of 17 new stores. In May 2004, we completed our initial public offering in Chile and were listed on the Santiago Stock Exchange. At the same time, we issued ADSs in the international capital markets in a private offering pursuant to Rule 144A and Regulation S, raising over U.S.$330 million. In November 2004, through the acquisition of the supermarket chain Montecarlo, we consolidated our position as the second-largest supermarket operator in Chile. In November 2004, we also acquired the supermarket chain Disco in Argentina, one of Argentina’s largest supermarket chains, which we believe consolidated our position as the second-largest supermarket operator in that country in terms of revenues. Moreover, in October 2004, we opened a new shopping center in Argentina, Portal de Rosario, which we believe, currently, is the largest in the Rosario area in terms of revenues.

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

The acquisition included the purchase of 92 total stores, including 72 hypermarket stores, 16 convenience stores, and four cash and carry stores and gas stations. The stores acquired are located in nine of the ten largest cities in Colombia. We believe this transaction placed Cencosud as the second largest supermarket operator in Colombia in terms of sales and consolidates the existing presence of the Company’s Easy stores in Colombia. However, since the acquisition, Cencosud has become the third largest supermarket player in the Colombian Market as per data made available by Nielsen. All such supermarket stores had dropped the Carrefour brand and have been operating under the Jumbo and Metro brands since May 31, 2013.

On December 6, 2012, the Company issued U.S.$1,200 million aggregate principal amount of bonds due 2023 in a Rule 144A and Regulation S offering in the international capital markets. The bonds due 2023 accrue interest at a fixed rate of 4.875%.

In February 2013, we announced a preemptive rights offering in the Chilean market pursuant to a capital increase for the amount of U.S.$1,600 million. Proceeds of this offering were used for the prepayment of the outstanding bridge loan facility we incurred to finance our acquisition of Carrefour’s operations in Colombia in the amount of US$1,500 million, with the remainder to repay other short term liabilities, including debt facilities related to our Brazilian operations. This offering was completed on March 14, 2013, raising Ch$770,647 million (98.9% subscription). The remainder of the offered shares was successfully auctioned at the Santiago stock exchange.

On June 20, 2014, BNS and Scotiabank Chile S.A. (together “Scotiabank”) and the Company together with its subsidiaries, Cencosud Retail S.A. and Easy S.A., executed the Joint Venture Framework Agreement whereby, subject to certain conditions and governmental approvals, Scotiabank purchased 51% of the shares in the Subject Companies for the amount of U.S.$280 million and also provided financing for 100% of CAT’s financial services portfolio in Chile, which currently amounts to approximately U.S.$765 billion. The Joint Venture Framework Agreement contemplates that the parties will develop, on a joint basis, the retail finance business in Chile. The Joint Venture Framework Agreement provides that the Business shall be operated through (i) CAT, a subsidiary of Cencosud that is in the business of issuing credit cards, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda., or other companies to be established by Cencosud for purposes of the Joint Venture Framework Agreement, to assist in developing the Business, including information processing and collection activities related thereto. Under this agreement, we believe that 2.5 million cardholders will benefit from easier access to new products and financial services and the expertise of Scotiabank, while receiving the Company’s client benefits at our Jumbo, Santa Isabel, Easy, Paris and Johnson stores and shopping centers. In addition to numerous benefits to clients, the new company will seek to achieve synergies that we believe should result in lower operational costs. This association is framed within the Company’s long term strategic plan to boost financial services offered to clients without utilizing Company capital, implementing the same model that has already been successful in our Brazil and Colombia operations. This transaction received regulatory approval for the full implementation of the joint venture framework agreement on April 13, 2015.

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

The redemption of the Issuance No. 443 bonds, once they were approved, paved the way, for the full implementation of the Joint Venture Framework Agreement.

On January 30, 2015, the board of directors of the Company resolved to evaluate a possible separation of the Company’s Shopping Centers Division. The possible separation would, as per our current plans, primarily involve shopping centers in Argentina, Chile, Peru and Colombia. This operation would involve the development of a plan for investment in additional expansions and new projects with the proceeds obtained from such separation. The Company currently expects that it would maintain a majority stake in the entity. Any transaction ultimately undertaken with respect thereto will be subject to approvals required under applicable law.

On February 12, 2015, the Company successfully accessed the international debt capital markets and issued U.S.$1,000 million of debt securities in a two-tranche offering in an effort to refinance liabilities including the repayment of the aforementioned bridge loan facility with BNS and HSBC Bank USA, N.A. The balance of the proceeds was used to refinance certain outstanding liabilities. This refinancing is expected to allow the Company to proceed with its organic expansion program released on January 30, 2014 for years 2015 through 2018.

On August 5, 2015 Cencosud received authorization to commercialize the first 15,000 square meters of the office towers of Costanera Center, which will be distributed among towers 2 and 4 of the complex. On August 11th, the Company opened Sky Costanera, a sky deck located on floors 62 and 63 of the Costanera Tower.

On November 4, 2015, Cencosud announced the agreement to sell 39 pharmacies that the group operated within its supermarkets in Colombia, to Cruz Verde.

On March 1, 2016 Cencosud announced the sale of its 33.3% stake in Mall Viña del Mar S.A. a company that owns and operates a shopping center in Viña del Mar and a shopping center in Curico, totaling UF 4,275,000 (approximately U.S.$160 million).

Principal Capital Expenditures for Organic Expansion

Capital expenditures totaled Ch$ 171,606 million, Ch$227,423 million and Ch$317,710 million for the years ended December 31, 2015, 2014 and 2013, respectively. For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures and permanent investments.”

B. BUSINESS OVERVIEW

Our Company

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. See “—Industry Overview and Competition” for more explanation on the methodology we use to calculate our market position in such sectors and countries. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We are headquartered in Chile and have operations in Chile, Argentina, Brazil, Colombia and Peru. Our business consists of five segments, including three retail segments, which allows us to reach a wide range of customers offering various combinations of products, price, quality and service. The company believes Peru and Colombia are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth and low formal retail penetration as described in herein and in “Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina, Colombia and Peru, with 53 shopping malls representing 794,592 square meters of gross leasable area as of December 31, 2015, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

For the year ended December 31, 2015, we had 1,180 stores and shopping centers with an aggregate of 4,416,704 square meters of selling space and had assets of Ch$ 10,110,725 million, liabilities of Ch$ 6,139,913  million, net earnings attributable to controlling shareholders of Ch$ 231,985 million, and shareholders’ equity of Ch$ 3,970,812  million.

Throughout our 50-year history of growth we have developed, acquired, integrated and expanded several retail businesses with strong brands in the various markets where we operate. Since January 1, 2005, we have grown our total number of stores and shopping centers from 425 to 1,180 as of December 31, 2015 and the total selling space of our retail stores and shopping centers from 1,433,838 to 4,416,704 square meters as of December 31, 2015. In addition, over the same period, we completed several strategic acquisitions that have significantly increased the size and geographic scope of our operations.

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

The following table presents our total number of stores and shopping centers by country as of December 31, 2015:

	Chile	Argentina	Brazil	Peru	Colombia	Total
Supermarkets	245	286	222	90	101	944
Home improvement stores	35	50	0	0	10	95
Department stores	79	0	0	9	0	88
Shopping centers	25	22	0	4	2	53
Total	384	358	222	103	113	1.180

In summary, highlights of our commercial activities include:

●	1,180 stores and shopping centers as of December 31, 2015.

●	4,416,704 square meters of selling space as of December 31, 2015.

●	A total of 5,8 million active credit cards issued and U.S.$1.8 billion in credit card operations as of December 31, 2015

The following table indicates the percentages of revenues from ordinary activities and gross profit that each of our geographical markets represented for the period indicated:

	Year Ended December 31, 2015
	Chile	Argentina	Brazil	Peru	Colombia
	(in millions of Ch$)
Revenues from ordinary activities (continuing operations)	4,135,882	3,260,877	1,682,600	995,222	916,758
Gross profit	1,197,464	1,169,679	365,632	249,431	195,906

We are organized in six business segments: supermarkets, home improvement stores, department stores, shopping centers and financial services, plus complementary activities described as “Other.”

Supermarkets . We operate 944 supermarkets throughout Chile, Argentina, Brazil, Peru and Colombia as of December 31, 2015, selling a wide variety of name brand and private label products. We believe that we are the second-largest supermarket operator in Chile, in terms of revenues, based on our comparisons against information from public filings of our main competitors as of December 31, 2015, the second largest in Argentina and the largest in Peru, based also on information provided by a third-party market researcher, Nielsen. We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and as of December 31, 2015 we operated a total of 245  supermarkets in Chile under the Santa Isabel and Jumbo brands. We operate 286 supermarkets under Jumbo, Disco and Super Vea brands in Argentina, as of December 31, 2015.

In Brazil, as a result of our acquisitions, we are now the fourth-largest supermarket operator in terms of revenues, according to the ABRAS. We believe we are the largest operator in the state of Minas Gerais, the second-largest in the northeast of Brazil, and we estimate we are the third-largest in the state of Rio de Janeiro, all in terms of sales. Our operations in Brazil comprise 222 supermarkets.

According to Nielsen, we are the largest supermarket operator in Peru in terms of sales, with 90 stores as of December 31, 2015.

In Colombia we are the third largest player in the food retailing industry according to Nielsen data as of December 31, 2015. Our operations in the country comprise 101 supermarkets operating under the Metro and Jumbo brands. See “—A. History and Development of the Company—History.”

Home improvement stores. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of revenues based on our comparison against publically filed information from our main competitors as of December 31, 2015. We sell a wide variety of building and other materials, including name brand and private label products. As of December 31, 2015, we have 35 Easy home improvement stores and 325,315 square meters of home improvement store selling space in Chile and 50 Easy and Blaisten home improvement stores and 383,786 square meters of home improvement store selling space in Argentina. In October 2008, we opened the first home improvement store in Colombia and as of December 31, 2015 we have 10 Easy home improvement stores and 82,320 square meters of selling space in Colombia.

Department stores. We believe that we are the second-largest department store operator in Chile, in terms of revenues based on our comparison against information from public filings of our main competitors as of December 31, 2015. We also believe we have the largest selling space for department stores in Chile. We operate 79 department stores in Chile under the Paris and Johnson brands with 374,153 square meters of total selling space as of December 31, 2015 and 9 Paris stores in Peru with selling space of 45,233 square meters. Our Paris stores sell a wide variety of merchandise such as apparel, home furnishings, electronics and sporting goods, including name brand and private label products. We began the use of a two-brand strategy in Chile after acquiring an 85.58% interest in Johnson, which at the time operated 39 stores throughout Chile under the Johnson brand and an additional 13 stores using the FES brand with a total selling space of 117,569 square meters. This acquisition added 43.2% of selling space over our existing Paris stores. FES stores were closed during the 2013 period. We completed the acquisition of the remainder of outstanding shares of Johnson on December 18, 2013.

Shopping centers. We believe that we are the second-largest operator of shopping centers in each of Chile and the largest Argentina, in terms of total leasable area based on our comparisons against publically filed information from our main competitors as of December 31, 2015. As of December 31, 2015, we own and manage 25 shopping centers in Chile, 22 in Argentina four in Peru and two in Colombia with a total gross leasable area to third parties of 794,592 square meters. In Chile and Argentina, each of our shopping centers contains a Jumbo hypermarket, an Easy home improvement store and, in Chile, a Paris department store as well as other third-party-owned businesses intended to attract customers and enhance their overall shopping experience.

Financial services. We established our financial services division in 2003 when we launched our “Jumbo Más” credit card to facilitate in-store purchases and, since then, have significantly increased our credit card operations in Chile, Argentina, Brazil, Colombia and Peru. We have grown both through our own private-label cards and joint ventures with third party bank issuers of credit cards, primarily to finance customers’ purchases in our stores. We also own Banco Paris, a specialty retail consumer bank in Chile, which provides mortage loans. In August 2010, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. In 2011, we established Banco Cencosud in Peru and in June 2012 we received the operation license from the banking superintendence (Superintendencia de Bancos y Seguros), and started operations in August 2012 through our Cencosud credit card. In 2011, we entered into an agreement with a major Brazilian bank, Banco Bradesco, to offer financial services for all our stores in Brazil, namely the exclusive issuance and operation of the Cencosud Card credit card (Cartão Cencosud), as well as the offer, within Cencosud stores in Brazil, of consumer loans, purchase financing and insurance products. Prezunic is currently not a participant in the above-mentioned joint venture. On June 20, 2014, Cencosud, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement (the “Joint Venture Framework Agreement”) with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile). In 2Q15, the Company completed the transaction with the Bank of Nova Scotia (Scotiabank) to form a joint venture to manage the financial services business in Chile. As part of the agreement, Scotiabank Chile acquired a fifty-one percent (51%) controlling interest of each of the Subject Companies, and Cencosud retained the remaining forty-nine percent (49%) non-controlling interest of each of the Subject Companies. This framework agreement has a lifespan of 15 years.

As of December 31, 2015, we had a total of 5.8 million credit cards and other accounts in Chile, Argentina, Brazil, Colombia and Peru. As of December 31, 2015, we also had U.S.$ 1.8 billion in customer loans outstanding. Our financial services segment also includes our insurance brokerage services in Argentina, Chile, Brazil and Peru.

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

For the years ended December 31, 2015, 2014 and 2013, results from our “Other” segment represented 0.1% , 0.2% and 0.2%, respectively, of our consolidated revenues.

See also, “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” for additional details regarding our acquisition activities in recent years.

	Year Ended December 31, 2015
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services continuing operations	Other25
	(in millions of Ch$)
Revenues from ordinary activities	8,045,566	1,469,246	1,051,642	248,206	165,820	11,039
Gross profit	2,031,199	506,761	302,229	214,042	116,544	7,337

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

As of December 31, 2015, our brand portfolio includes the following principal brands:

	SUPERMARKETS	HOME IMPROVEMENT	DEPARTMENT STORES
Argentina	Jumbo, Disco and Vea	Easy, Blastein	-
Brazil	Prezunic, Gbarbosa, Bretas, Mercantil Rodriguez, Perini	-	-
Chile	Jumbo and Santa Isabel	Easy	Paris and Johnson
Colombia	Jumbo and Metro	Easy	-
Peru	Wong and Metro	-	Paris

We believe we have established a positive record in the operation of our businesses. The following table sets forth certain performance metrics26 related to our consolidated growth for the periods presented:

	Year Ended December 31,
	2015	2014	2013
	(in millions of Ch$)27
Number of retail stores(2)	1.127	1,115	1,094
Total store area (square meters)(2)	3,622,112	3,586,816	3,514,342
Net sales	10,991,338	10,176,675	9,640,294

Supermarkets

General

We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and at December 31, 2014 we owned a total of 245supermarkets and hypermarkets in Chile operating under the Jumbo and Santa Isabel brands. We opened our first Jumbo hypermarket in Argentina in 1982 and in 2004 acquired the Disco supermarket chain, significantly enhancing our presence in Argentina and at December 31, 2014 we operated 286 hypermarkets and supermarkets under Jumbo, Disco and Vea brands in Argentina. We estimate that we are the second largest operator in Argentina and Chile in terms of sales.

In recent years, we have expanded beyond our traditional supermarket presence in Chile and Argentina and have made sizeable acquisitions in Brazil, Colombia and Peru. As a result, at December 31, 2015 we operated 222 supermarket and hypermarket stores in Brazil under the brands GBarbosa, Mercantil Rodrigues, Perini, Bretas and Prezunic. The Company is Brazil’s fourth-largest supermarket operator, in terms of revenues, according to ABRAS. Regionally, we estimate that we are the second-largest operator in the northeast of Brazil, the largest operator in Minas Gerais in Brazil and, the third-largest operator in Rio de Janeiro, in terms of sales. In Peru, we operated 90 Metro and Wong hypermarkets and supermarkets at December 31, 2015. According to Nielsen, we are the largest supermarket operator in Peru in terms of sales. In 2012, we entered the Colombian supermarket industry through the purchase of the second largest player in the country at that time. Our supermarket operations in the country were rebranded Jumbo and Metro. In 2013, the rebranding process was completed and Cencosud has focused on building brand awareness. According to information received from Nielsen we estimate that we are the third largest player in the Colombian market.

 25 See “—Our Company” for a description of our “Other” segment.
26 Number of sores and total store area excludes shopping centers and Financial Services.
27 Except numbers of stores and selling space.

For the year ended December 31, 2015, our supermarkets generated revenues from ordinary activities and gross profit of Ch$8,045,566 million and Ch$2,031,199 million, respectively.

As noted under “Item 4. Information on the Company—A. History and Development of the Company—History” above, our supermarket operations have expanded through organic growth and several acquisitions over the past few years. The following table sets forth, for the periods indicated, the effect of the expansion of our supermarket operations:

	Year ended December 31, 28
	2015	2014	2013
	(in millions of Ch$)29
Number of stores	944	934	922
Total selling space (square meters)	2,411,305	2,386,391	2,353,168
Average sales per store	8,568	7,512	8,228
Sales per square meter	3.35	2.40	2.14

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our supermarkets per country:

	Year ended December 31,
Revenues from ordinary activities	2015	2014	2013
	(in millions of Ch$)
Chile	2,504,714	2,354,805	2,227,303
Argentina	2,154,753	1,813,585	1,786,933
Brazil	1,677,543	2,154,313	2,003,898
Peru	867,511	836,676	745,470
Colombia	841,046	999,857	919,390
Total	8,045,566	8,159,237	7,682,994

Chile

At December 31, 2015, we operated 245 hypermarkets and supermarkets in Chile under the Jumbo and Santa Isabel brands, which together had 577,547 square meters of total selling space.

The following table sets forth certain information regarding our supermarkets in Chile as of and for the periods indicated:

	Year ended December 31
	2015	2014	2013
Number of stores	245	224	224
Total selling space (square meters)	577,547	546,236	546,236

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

28 For 2013 and 2014 average sales per store and sales per square meter exclude Colombian Supermarket operations.
29 Except numbers of stores and selling space.

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

Argentina

General

We operated 286 supermarkets in Argentina at December 31, 2015, which together had 526,475 square meters of total selling space.

The following table sets forth certain information regarding our supermarkets in Argentina as of and for the periods indicated:

	Year ended December 31,
	2015	2014	2013
Number of stores	286	290	290
Total selling space (square meters)	526,475	529,428	524,921

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

Our supermarkets in Argentina operate under the Disco and Vea brands. Disco was founded in 1961 as a small grocery store and was acquired by Ahold in 1998. We acquired Disco on November 1, 2004 for approximately U.S.$315 million. This acquisition added 234 strategically located supermarkets to our operations in Argentina, thus adding an important presence in the city of Buenos Aires. Disco’s strategy has been to segment its stores into “service-oriented” (Disco) and “price-oriented” (Vea) formats. Disco also operates a virtual supermarket (Disco Virtual) which allows customers to place orders by telephone and over the internet for home delivery in the Buenos Aires and Córdoba metropolitan areas.

The target market of our Disco stores is primarily the middle- and high-income segment of the Argentine population. Disco has a service-oriented format and offers a wide variety of products and services to our customers. This format caters to more affluent customers who are willing to pay a premium for higher quality products, a more personalized service and a broader product assortment.

We also operate price-oriented stores under the Vea brand, which targets primarily the low- and middle-income segment of the Argentine population. Vea stores are primarily concentrated in the Cuyo (San Juan and Mendoza) and Northwest (Tucumán, Salta, Catamarca and Santiago del Estero) regions of Argentina and offer a lower level of services with a higher proportion of secondary brands and private labels.

Disco offers a wide range of food and non-food items, including fresh fruits and vegetables, baked goods, fresh meats, cleaning, health and beauty products and other grocery and supermarket items. In addition to general food and non-food items, Vea also sells a variety of home appliances, including televisions and refrigerators, as well as other household consumer products.

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

As of December 31, 2015, we operated 222 stores in Brazil that together had 611,363 square meters of total selling space. In addition to these, we also operate 140 locations in numerous formats such as Eletro-show stores, pharmacies, gas station and delicatessen under our GBarbosa, Bretas and Perini brands in Brazil. For the year ended December 31, 2015, our supermarkets in Brazil generated revenues from ordinary activities of Ch$1,677,543 million, representing 15.3 % of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain information related to our supermarkets in Brazil30 for the periods presented:

	Year ended December 31,
	2015	2014	2013
Number of stores	222	219	221
Total selling space (square meters)	611,363	602,194	596,746

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

Super Familia. On March 23, 2010, we acquired 100% of the outstanding shares of Super Família Comercial de Alimentos Ltda., operator of the Super Familia supermarket chain in Brazil, in the city of Fortaleza, with a total sales area of 7,000 square meters, and two distribution centers. In 2011, we rebranded the Super Familia stores into the GBarbosa brand.

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

30 Excluding Eletro-show stores and pharmacies operating under the GBarbosa brand. See “—Other Operations—Electronic Stores” and “—Other Operations—Pharmacies.”

Peru

On January 31, 2008, we acquired 100% of the shares of GSW S.A., operating under the brand name Wong in Peru, for approximately U.S.$467 million (approximately Ch$217,295 million). As of December 31, 2015, we operated 90 Wong and Metro hypermarkets and supermarkets in Peru which together had 269,526 square meters of total retail selling space. For the year ended December 31, 2015, our stores in Peru generated revenues from ordinary activities of Ch$ 867,511 million, representing 7.9% our consolidated revenues from ordinary activities for such period.

The following table sets forth certain information related to our Wong and Metro supermarkets and hypermarkets in Peru for the periods presented:

	Year ended December 31,
	2015	2014	2013
Number of stores	90	87	87
Total selling space (square meters)	269,526	261,700	259,360

As of December 31, 2015, we operated supermarkets and hypermarkets under our Metro and Wong brands in Peru. Metro stores carry our full line of products and brands, at a variety of price points. The target market of our Metro stores is primarily the middle- and low-income segment of the Peruvian population. Our Wong stores carry our full line of products and brands, at a variety of price points. In addition, some Wong stores contain separate specialty retail facilities operated by third parties. The target market of our Wong stores is primarily the middle- and high-income segment of the Peruvian population.

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

The following table sets forth certain information related to our supermarkets and hypermarkets in Colombia for the periods presented:

	Year ended December 31,
	2015	2014	2013
Number of stores	101	100	100
Total selling space (square meters)	426,393	425,196	425,908

As of December 31, 2015 the hypermarkets we operated in Colombia had an average selling space of 4,222 square meters. These stores carry a varied assortment of goods at a variety of price points. Cencosud completed the rebranding of these supermarkets in the third quarter of 2013, bringing to the Colombian market its Jumbo and Metro brands. As in the other countries where we operate, Jumbo hypermarkets are primarily targeted at the upper- to middle-income segment of the population offering a wide range of imported products with high quality standards for its perishables and service. As in Peru our Metro hypermarkets target the mid to lower income segment of the population and have a more promotional approach offering a combination of competitive pricing through specific promotional activities and lower degree of service relative to Jumbo while trying to offer the highest quality product available at those prices.

Hypermarkets . As in Chile and Argentina, the target market of our Jumbo hypermarkets in Colombia is primarily the middle to upper-middle income segment of the Colombian population. Our Jumbo hypermarkets are generally open 14 to 15 hours per day, depending on location, and have flexible closing hours to accommodate the requirements of the local community. After the acquisition of Carrefour´s supermarket operations in Colombia Cencosud chose to rebrand locations aimed at this time of consumer under its flagship Jumbo brand. Cencosud aims to take best practices from its operations in Chile and Argentina to Colombia, taking its focus on food and particularly perishable items in conjunction to its service focus to the Colombian consumer. Our Jumbo locations are usually situated in areas of the country that support the need for an upper-middle income focused store and they adapt their product assortment to the needs of each community.

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

Supermarket. Our supermarkets in Colombia operate under the Metro brand. These locations are aimed at a consumer that values proximity to a “one-stop shop” location. These supermarkets offer a limited variety of products due to the size of the locations.

Home improvement stores

General

In 1993 we opened our first Easy home improvement store segment in Chile and, since 2002, we have rapidly expanded our home improvement operations. As of December 31, 2014, we operated 93 Easy home improvement stores in Argentina, Chile and Colombia dedicated to home improvement, hobbies and construction. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of selling space, based on our comparisons against information from public filings of our main competitors as of December 31, 2015, and on information provided in the report by Planet Retail, a third-party research company, dated as of that date. In October 2008, we opened the first home improvement store in Colombia. For the year ended December 31, 2015, our home improvement stores generated revenues from ordinary activities and gross profit of Ch$ 1,469,246 million, Ch$ 506,761 million, respectively.

Our home improvement operations have expanded through organic growth and several acquisitions over the past three years. The following table sets forth, for the periods indicated, information regarding the expansion of our home improvement operations:

	Year ended December 31,
	2015	2014	2013
Number of stores	95	93	89
Total selling space (square meters)	791,421	779,606	757,074

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our home improvement stores per country:

	Year ended December 31,
	2014	2013	2012
	(in millions of Ch$)
Revenues from ordinary activities
Chile	494,849	465,520	448,703
Argentina	910,920	692,925	682,010
Colombia	63,476	67,171	46,177
Total	1,469,246	1,225,616	1,176,890

Chile

In Chile, we operate our home improvement store business through 35 Easy home improvement stores. For the years ended December 31, 2015, 2014 and 2013, Easy home improvement stores in Chile generated revenues from ordinary activities of Ch$ 494,849 million, Ch$465,520 and Ch$ 448,703 million, respectively, representing 4.5%, 4.3% and 4.4% of our consolidated revenues from ordinary activities during those periods.

The following table sets forth certain information related to our Easy home improvement stores in Chile for the periods presented:

	Year ended December 31,
	2015	2014	2013
Number of stores	35	33	32
Total selling space (square meters)	325,315	313,500	307,853

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

Easy has a centralized purchasing model based on demand forecasting. However, each store can generate its own supplementary purchases. Price and commercial terms are overseen by different business managers in charge of negotiating with major providers. The product mix is determined based on the needs of the particular community that the store serves. Each year a commercial agreement is signed with each of our suppliers. These commercial agreements are standard for all suppliers and cover the terms on which goods are bought by Easy including volume, discounts, marketing expenses born by the supplier, fees charged for the use of space in the store, logistics expenses, and space in new stores. At December 31, 2015, our Easy home improvement stores in Chile have an average of 9,295 square meters of selling area. Each of our Easy home improvement stores has easily accessible car parking and many are located at our shopping centers. Our Easy home improvement stores offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials; and (v) agricultural products.

Argentina

In Argentina, we operate our home improvement store business through 50 Easy and Blaisten home improvement stores, which had 383,786 square meters of total selling space as of December 31, 2015. For the year ended December 31, 2015, our home improvement stores in Argentina generated revenues from ordinary activities of Ch$ 910,920 million, representing 8.3% of our consolidated revenues from ordinary activities during such period.

The following table sets forth certain information related to our Easy home improvement stores in Argentina for the periods presented:

	Year ended December 31,
	2015	2014	2013
Number of stores	50	50	48
Total selling space (square meters)31	383,786	383,786	373,490

Our home improvement business in Argentina has expanded rapidly over the past few years, primarily through the acquisition of four former Home Depot stores in 2002 and nine Blaisten stores in 2008. At December 31, 2015, our Easy and Blaisten home improvement stores in Argentina have an average of 7,676 square meters of selling space. Each of our Easy home improvement stores in Argentina has easily accessible car parking and many are located at our shopping centers.

Our Easy home improvement stores in Argentina offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials and (iv) building and wholesale construction materials.

Colombia

In May 2007, we entered into a joint venture with Casino to develop the home improvement store business in Colombia, and subsequently acquired 100% ownership of the joint venture. In October 2008, we opened our first Easy home improvement store in Bogota, and as of December 31, 2015 we operated 10 Easy home improvement stores. For the year ended December 31, 2015, our Easy home improvement stores in Colombia generated revenues from ordinary activities of Ch$63,476 million, representing 0.6% of our consolidated revenues from ordinary activities for such period. Nine of our Easy home improvement stores are located in Bogota and one is located in the city of Medellin.

The following table sets forth certain information related to our Easy home improvement stores in Colombia for the periods presented:

31 Methodology for the calculation of selling space was modified in 2013 to exclude aisles and cashier space.

	Year ended December 31,
	2015	2014	2013
Number of stores	10	10	9
Total selling space (square meters)	82,320	82,320	75,733

Our Easy home improvement stores in Colombia have average selling area of 8,232 square meters. Each of our Easy home improvement stores has easily accessible car parking.

Our Easy home improvement stores in Colombia offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials and (v) agricultural products.

Department Stores

We entered the department store business in March 2005 through the acquisition of Empresas Almacenes Paris S.A., one of Chile’s leading department stores in terms of sales and number of stores. The principal activity of Paris is the retail sale of clothing products (including clothes for women, men and children, shoes and accessories) which represent approximately 55% of Paris’ sales, as well as of household goods, electronics and technology products which represent the other 45% of Paris’ sales, each as of December 31, 2015. As of December 31, 2015, we estimate that we were the second-largest department store operator in Chile, in terms of sales. Based on our comparison against information from public filings of our main competitors as of December 31, 2015, we also believe we have the largest selling space for department stores in Chile.

As of December 31, 2015, we operated 79 department stores in Chile, which together had 374,153 square meters of total selling space. In Peru, our Paris store operations comprise 9 stores with 45,233 square meters of selling space. For the years ended December 31, 2015, 2014 and 2013, our department stores generated revenues from ordinary activities of Ch$1,051,642 million, Ch$ 991,442 million and Ch$ 970,360 million, respectively, representing 9.6%, 9.3% and 9.4% of our consolidated revenues from ordinary activities for such periods.

The following table sets forth certain information related to our department stores in Chile for the periods presented:

	Year ended December 31,
	2015	2014	2013
Number of stores	79	79	77
Total selling space (square meters)	374,153	375,586	371,891

Chile

Our Paris and Johnson department stores in Chile have an average selling area of 4,736 square meters.

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

Peru

The following table sets forth certain information related to our department stores in Peru for the periods presented:

	Year ended December 31,
	2015	2014	2013
Number of stores	9	9	6
Total selling space (square meters)	45,233	45,232	32,208

Our Paris department stores operations in Peru were launched in 2013 and have an average selling area of 5,026 square meters.

Shopping Centers

General

We are a regional operator of shopping centers in Latin America with operations in Chile, Argentina, Peru and Colombia. We are the largest operator of shopping centers in Argentina and the second in Chile in terms of total area for lease, on the basis of our comparisons with public information of our main competitors. We had a total leasable area of 794,592 square meters as of December 31, 2015. We are owners and operators of 25 shopping centers in Chile, 22 in Argentina, 4 in Peru and 2 in Colombia (the majority stake in two shopping centers in Colombia).

Within the shopping center business, we operate the following formats:

●	Mega Center (1): Shopping Centers over 100,000 square meters of gross leasable area, or GLA, containing mixed-use space, anchor stores, satellite shops, medical centers, offices and hotels.

●	Regional (3): Shopping Centers up to 100,000 square meters of GLA with impact on multiple geographic areas, anchors, satellites and medical centers.

●	Neighborhood (22): Shopping Malls with up 70,000 square meters of GLA with areas of influence in the surrounding communities, with anchors, satellites and in some cases medical centers.

●	Factory (3): Shopping Centers for discount brands.

●	Power Centers (21): Centers of up to 35,000 square meters of GLA including a maximum of two Anchor stores and a small number of local satellite stores.

●	Strip Centers (3): Centers with up to 10,000 square meters of GLA with one anchor store with a maximum of 5,000 square meters, plus an additional satellite store.

In Chile and Argentina, almost all of our shopping center formats host a Jumbo hypermarket, an Easy home improvement store, and in Chile and Peru they host a Paris department store while also housing other third party business. Cencosud seeks to attract more traffic by meeting the consumers’ needs in a better fashion and by improving the overall shopping experience.

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our shopping centers per country:

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Revenues from ordinary activities
Chile	134,018	120,734	112,838
Argentina	86,134	66,589	69,297
Peru	18,867	17,438	14,555
Colombia	9,007	10,089	8,642
Total	248,026	214,850	205,332

Chile

In Chile, Cencosud is the second largest mall operator, and owns and operates 25 shopping centers with 98.2% occupancy and with over one million square meters in total GLA, under the following formats Mega Center, Regional, Neighborhood, Strip Centers and Power Centers.

The shopping centers are located throughout Chile, having nine shopping centers located in Santiago and 16 other regions. During 2012 we opened Costanera Center, the first mixed-use Mega Center in Chile and one of the largest and most successful in the Latin American shopping center industry. The waterfront project also comprises four office towers and a hotel, within the project. On August 5, 2015, Cencosud received authorization to commercialize the first 15,000 square meters of the office towers of Costanera Center, which were distributed among towers 2 and 4 of the complex. On August 11, 2015 the Company opened Sky Costanera, a sky deck located on floors 62 and 63 of the Costanera Tower.

Additionally Cencosud operates a mega center in Santiago, one regional shopping centers, eight neighborhood shopping centers in Santiago and the rest of the country under the brand Portal (e.g. La Dehesa, La Florida, Nuñoa and La Reina, Bellotto, Rancagua, Talcahuano, Temuco, Osorno) and fifteen Power Center.

The following table shows certain information regarding the shopping centers we own in Chile as of and for the year ended December 31, 2015.

Chile	Number of Malls	GLA Total	GLA Third Party	GLA Related Party
		(square meters)
Mega Center	1	152,667	115,740	36,927
Regional	1	117,920	74,559	43,362
Neighborhood	8	471,603	221,502	250,102
Power Center	15	359,025	19,407	339,618

Argentina

Cencosud is the leader in the shopping center industry in Argentina in terms of GLA that totaled over 700,000 square meters in the country, with 22 shopping centers with 96.7% occupancy.

In Argentina, Cencosud owns and operates five different formats: regional, neighborhood, factory, power centers and strip center.

Unicenter, based in Buenos Aires, is the main regional shopping center in the country. Cencosud also operates 11 neighborhood shopping centers under the brand Portal, three factory, six power centers and one strip centers.

Marketing strategies and advertising, along with the creation of an attractive and efficient operational mix, have positioned us at the top in terms of brand recognition as evidenced by the rankings compiled by various industry magazines.

Each of our shopping centers in Argentina has a Jumbo hypermarket or a Disco or Vea supermarket, and all except Unicenter have an Easy home improvement store. We seek to “anchor” shopping centers around Jumbo and Easy stores and to promote the flow of consumers to such destinations by including other tenants that complement the services and merchandise offered by Jumbo and Easy stores. Since 2002, we have also actively worked to promote this flow with the launch of our Aventura family entertainment centers. Unlike Chilean shopping centers, shopping centers in Argentina typically do not have anchor department store tenants.

The following table presents certain information regarding the shopping centers we own in Argentina as of December 31, 2015.

Argentina	Number of Malls	GLA Total	GLA Third Parties	GLA Related Parties
		(square meters)
Regional	1	98,524	74,782	23,741
Neighborhood	11	422,759	151,974	270,786
Factory	3	118,000	34,192	83,808
Power Center	6	103,611	15,748	87,863
Strip Center	1	5,000	507	4,493
	22	747,894	277,203	470,691
Total

Peru

In Peru, Cencosud owns and operates four malls, with a GLA of 123,144 square meters, a regional shopping center called Plaza Lima Sur located in Lima, a neighborhood mall in the city of Arequipa, called Arequipa Center and two Strip Centers in Lima.

The following table presents certain information regarding the shopping centers we own in Peru as of December 31, 2015:

Peru	Number of Malls	GLA Total	GLA Third Parties	GLA Related Parties
	(square meters)
Regional	1	75,897	43,634	32,263
Neighborhood	1	30,280	17,075	13,204
Strip Center	2	16,968	10,481	6,486
	4	123,144	71,191	51,953
Total

Colombia

In Colombia, Cencosud has a majority stake in two shopping centers, El Limonar Shopping Center in the city of Cali with 159 stores and Shopping Center Santa Ana with 48 stores in the city of Bogotá, altogether totaling 34,604 square meters of GLA.

Colombia	Number of Malls	GLA Total	GLA Third Parties	GLA Related Parties
	(square meters)
Local	2	34,604	14,991	19,613
Total	2	34,604	14,991	19,613

Financial Services

General

Our financial services division was established in 2003 when we launched our “Jumbo Más” credit card. With our acquisition of Paris in 2005, we obtained our predecessor’s credit card accounts and thus significantly expanded our credit card business. We rolled out a single Cencosud brand for our credit cards throughout our operations in South America, which will allow us to take a greater advantage of the “Cencosud” brand as well as to achieve greater operational efficiencies, and will make us able to consolidate under one common database all relevant information for our customers. Through this strategy, we expect to achieve higher penetration of our credit card business as we encourage consumers to use our credit cards rather than third-party cards, such as Visa or MasterCard. In Chile, during the year ended December 31, 2015, 35.9% of total sales in department stores, 15.4% in hypermarkets, 5.2% in supermarkets and 22.3% in home improvement stores, were paid with one of our credit cards. As of December 31, 2015, we had over 5.8 million active credit card accounts. Our financial services operations also include joint ventures in Brazil and Colombia and an insurance brokerage in Chile.

The following table sets forth, for the periods indicated, the revenues from ordinary activities from our financial services operations per country, as of December 31, 2015:

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Revenues from ordinary activities (continuing operations)
Chile32	3,074	330	0
Argentina	103,034	62,596	44,740
Brazil33	5,057	3,843	3,983
Peru	49,001	42,814	25,347
Colombia34	5,654	8,095	7,581
Total	165,820	117,679	81,651

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

32 Joint venture with Scotiabank since May 2015.
33 Joint venture with Banco Bradesco.
34 Joint venture with Colpatria.

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

In this context, the challenge lies in managing the cardholder portfolio and its associated risk, building long-term relationships with cardholders and making the value proposition and the retail business sustainable over time. Risk management is structured to ensure:

●	Optimum cardholder selection.

●	Optimum portfolio management, which involves activating, strengthening, retaining, reducing and containing the portfolio card holders.

●	Optimum collections management for cardholders in default, maximizing recovery with high standards of quality and service, without affecting the comprehensive bond with Cencosud’s customers.

Cardholder management efforts are broadly targeted to include all customers, from our target market to prospective customers, including those with or without retail purchases, with or without credit card movements and with or without payments in default.

a. Key Risk Management Factors

The large-scale and fragmented nature of the business determines portfolio management, in which the following key risk management factors are key:

●	Automation and centralization of decision making.

●	Customer segmentation.

●	Management of information and earnings projections.

●	Collections management.

●	Large-scale and selective control model for credit and collections circuit.

●	Provision models to cover portfolio risk in line with Basel II standards.

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

Lastly, the Company has a corporate governance strategy that includes, among others, local Risk Committees for each country and a Corporate Risk Committee in which directors and senior executives participate. These committees have the following objectives, among others:

●	Monitor the business’s main risk indicators.

●	Monitor the correct functioning of policies and credit and collections processes.

●	Authorize entry into new markets and/or new products that impact risk.

●	Authorize provisions models and monitor sufficiency.

Chile

Credit cards

In Chile we operate our financial services through a joint venture with Scotiabank, under which they operate our Cencosud Credit Card, one of the largest private label credit cards in the country. Since May 2015, we granted Scotiabank the exclusive right to issue and operate the Cencosud Card credit card (Cartão Cencosud) within our stores in Chile, as well the exclusive right, within Cencosud stores in Chile, to offer consumer loans, purchase financing and insurance on products.

The following table sets forth the credit cards sales from continuing operations by Hypermarkets, Supermarkets, Home Improvement and Department Stores businesses in Chile and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2014		2013
	Sales	%	Sales	%
	(in millions of Ch$, except percentages)
Hypermarkets	293,222	17.5%	276,449	17.6%
Supermarkets	69,978	6.2%	74,470	6.8%
Home Improvement	115,262	20.7%	109,803	20.5%
Department Stores	400,536	43.6%	426,533	46.0%
Total35	926,946	21.2%	933,639	21.7%

The table below sets forth information with respect to our credit card receivables in Chile:

	Year ended December 31,
	2014	2013
	(in millions of Ch$, except percentages)
Portfolio Status
Performing36	351,532	406,239
Past due:
31-89 days	18,425	20,542
90-180 days	14,752	17,106
181-365 days
Total	384,709	443,888
Over 365 days and legal proceedings37
Loan loss allowance as % of past due loans	61.9%	77.01%
Loan loss allowance as % of all loans38	5.3%	6.53%

The following table sets forth certain information regarding our non-performing loans and write-offs, for the periods indicated:

35 Includes value added taxes.
36 Performing loans not past due more than 30 days.
37 Entire portfolio written off. These claims are subject to a 100% allowance.
38 Loan loss allowance does not include Ch$3,533 million of anti-cyclical provisions.

	Year ended December 31,
	2014	2013
	(in millions of Ch$, except percentages)
Non-performing loans as % of total loans	8.6%	8.48%
Total write-offs	41,382	57,018
Average monthly write-offs as % of total loans	0.9%	1.07%

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

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offering extended warranties for certain of the electronic products sold at our stores. We also offer other attractive insurance plans to our existing retail customers. Our insurance activities focus on the sale of life, medical, unemployment, home and car insurance, in simple formats and at accessible rates focusing on underserved socio-economic segments. Our insurance products are sold through our distribution channels and are supported by telemarketing and personalized marketing to customers in Paris and Jumbo stores. During the years ended December 31, 2015, 2014 and 2013, our insurance activities in Chile generated revenues from ordinary activities of Ch$ 2,414 million, Ch$11,438 million and Ch$ 21,513 million, respectively, representing less than 1% of our consolidated revenues from ordinary activities for such periods. These figures do not include extended warranty proceeds, which are booked in the retail division.

Argentina

Credit cards

In Argentina we operate a credit card business for each of our retail brands. The Argentine market for financial services is served by domestic and foreign private banks, public sector banks, credit card operators and retailers. In April 2007, we entered the financial services and insurance markets in Argentina through the launch of our “Tarjeta Más.” As of December 31, 2015, we had issued 1.3 million active credit cards. For the year ended December 31, 2015, revenues from our proprietary cards in Argentina represented 0.9% of our total revenue. Through our Cencosud credit card, we have increased the purchasing power of our middle and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards. The following table sets forth the credit cards sales by Jumbo, Disco and Vea, and Easy in Argentina and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2015		2014		2013
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$, except percentages)
Supermarkets (Jumbo)	135,639	19.4%	115,071	20.8%	131,306	23.9%
Supermarkets (Disco & Vea)	119,203	6.0%	90,474	5.4%	92,378	5.5%
Supermarkets (Jumbo)	230,810	23.7%	158,058	21.3%	141,033	21.2%
Total	485,653	13.3%	363,604	12.2%	364,717	12.6%

The following table sets forth certain information regarding our non-performing loans and write-offs in Argentina, for the periods indicated.

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$, except percentages)
Non-performing loans as % of total loans	4.2%	3.8%	3.8%
Total write-offs	7,252	7,104	7,226
Average monthly write-offs as % of total loans	0.23%	0.30%	0.36%

The table below sets forth information with respect to our credit card receivables in Argentina:

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$, except percentages)
Portfolio Status
Performing39	255,829	211,947	163,092
Past due:
31-89 days	8,072	5,855	4,471
90-180 days	3,140	2,590	1,524
181-365 days	—	—	0.81
Total	267,041	220,392	169,088
Over 365 days and legal proceedings40
Loan loss allowance as % of past due loans	71.7%	94.6%	93.8%
Loan loss allowance as % of all loans	3.0%	3.6%	3.3%

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offer extended warranties for certain of the electronic products sold at our stores and to offer other attractive insurance plans to our existing retail customers. In Argentina we offer insurance brokerage in the following areas: personal coverage, life insurance, homeowners and renters insurance, auto insurance, fraud insurance, health insurance, unemployment insurance, extended warranty coverage, pet insurance and others. The products are sold in our own retail chains and are also available via telemarketing through our call center. The insurance business has experienced substantial growth in recent years, and we believe it will continue to grow as new products are introduced and use of insurance in Argentina becomes more widespread. At December 31, 2015, our insurance brokerage operations in Argentina accounted for less than 1.0% of our consolidated revenues from ordinary activities.

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

We believe our long-term partnership with Banco Bradesco facilitates the sustainable growth of our financial services segment in Brazil by providing a number of competitive financing alternatives and affordable financial services products to our clients. As of December 31, 2015, we had approximately 1.233 million active credit card accounts in Brazil.

39 Performing loans not past due more than 30 days.
40 Entire portfolio written off. These claims are subject to a 100% allowance.

In the year ended December 31, 2015, 0.05% of our gross revenues in Brazil were derived from our financial services business carried out through Cartão Cencosud cards. Through these cards, we have increased the purchasing power of our middle-income and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards. These cards do not currently have administrative fees, are accepted only in our stores and allow our clients to purchase food and non-food products. We believe that without access to these cards, many of our clients would not be able to afford purchases of higher-priced non-food items. Despite the poor credit background of some of our clients, these cards have low delinquency rates.

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

Profits or losses derived from this joint venture are distributed equally between the parties on a quarterly basis. This joint venture has a term of five years from 2012 being automatically extendable for an additional one year if neither party notifies the other six months prior to the original termination date. Our financial services operations have a total of 577 thousand active credit cards in Colombia.

Peru

We aim to provide financial solutions to our customers in order to make our private label cards the primary form of payment used in our supermarkets in Peru.

In August 2011, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. The credit cards are operated through our supermarkets in Peru. In 2011, Cencosud created Banco Cencosud in Peru. In June 2012, we received the operation license from the SBS, and started operations in August 2012 through our Cencosud credit card. Our financial services segment also includes insurance brokerage services in Argentina, Chile, Brazil and Peru. Cencosud has a total of 608 thousand active credit cards in Peru. In addition to our private label cards, Cencosud offers Visa and Mastercard credit cards. Currently 85.0% of our portfolio is under this type of card.

The table below sets forth information with respect to our credit card receivables in Peru:

	Year ended December 31,
	2015	2014
Portfolio Status	(in millions of Ch$, except percentages)
Performing	88,527	64,189
Past due:
31-89 days	3,525	3,564
90-180 days	3,554	2,142
181-365 days	94	27
Total	95,701	69,923
Over 365 days and legal proceedings
Loan loss allowance as % of past due loans	83%	83%
Loan loss allowance as % of all loans	6.2%	6.8%

The following table sets forth the credit cards sales by Paris, Metro and Wong in Peru and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2015		2014		2013
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$, except percentages)
Department Stores	22,742	32.6%	16,428	35.4%	4,556	26.6%
Supermarkets	108,042	11.1%	91,246	15.5%	77,164	14.5%
Total41	130,784	14.8%	107,674	17.9%	81,720	14.5%

Other Operations

Electronic stores

As of December 31, 2015 we also operated 77 Eletro-show electronic goods stores in the state of Sergipe in Brazil, through which we sell non-food items. The first Eletro-show store was opened in December 2005. Our Eletro-show stores are operated in small cities where the opening of a traditional store is not viable. This original and cheap format of store contributes to the enhancement of the GBarbosa brand in cities where we do not have other GBarbosa stores.

Our Eletro-show stores consist of small show rooms with up to a dozen products on display plus an online catalogue accessible at the store through in-store computers. Eletro-show stores have an average selling space per store of less than 100 square meters. The main target market is low- and middle-income classes of consumers, who do not have access to internet at home, are not used to making virtual purchases, and do not reside near one of our traditional stores. The store has a number of computers where potential clients can access a wide range of products. Our sales people are available to support the customers in the selection and purchase of desired products. We only sell non-food products in the kiosk. Once a customer places an order for products, we assure delivery within 48 hours. The Eletro-show stores have a separate space for community activities, which enables us to attract more customers. We intend to continue installing kiosks in select locations where there is appropriate demand. At December 31, 2015, our Eletro-show stores accounted for less than 1.0% of our consolidated revenues from ordinary activities.

The results of our Eletro-show stores are reported under our “supermarkets” segment in our financial statements.

Pharmacies

We also operated 51 pharmacies in Brazil under the GBarbosa brand as of December 31, 2015, which are located inside or adjacent to our GBarbosa supermarkets. At December 31, 2015, our GBarbosa pharmacies accounted for less than 1% of our consolidated revenues from ordinary activities. The results of our GBarbosa pharmacies are reported under our “supermarkets” segment in our financial statements.

As of December 31, 2015, we operated 47 pharmacies in Peru under the Punto Farma Wong and Punta Farma Metro brands, which are located inside or adjacent to our Wong and Metro supermarkets. At December 31, 2015, our Punto Farma pharmacies accounted for less than 0.2% of our consolidated revenues from ordinary activities. The results of our Punto Farma pharmacies are reported under our “supermarkets” segment in our financial statements.

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

On November 4, 2015 Cencosud announced the agreement to sell 39 pharmacies that the group operated within its supermarkets in Colombia, to Cruz Verde.

On February 10 2016, Cencosud announced the sale of 47 pharmacies in Peru to Mifarma. These pharmacies operated inside our Wong and Metro supermarket stores. The deal includes the transfer of assets and leasing of the stores for a period of 10 years starting in March 2016.

Gas stations

We operate 12 gas stations in Brazil, under the Bretas brand, which are located inside or adjacent to our Bretas supermarkets. At December 31, 2015, our Bretas gas stations accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Bretas gas stations are reported under our “supermarkets” segment in our financial statements.

We also operate 40 gas stations in Colombia, under the Terpel, Texaco, Chevron and Biomax brands, most of which are located inside or adjacent to our supermarkets in Colombia. At December 31, 2015, our gas stations in Colombia accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our gas stations in Colombia are reported under our “supermarkets” segment in our financial statements.

41 Includes value added taxes.

Entertainment centers

In Chile and Argentina, we operate twelve family entertainment centers under the Aventura brand. Our Aventura entertainment centers offer arcade games, mechanical games, bowling lines, 3D games and even an indoor roller coaster in our Aventura center at Florida Center in Santiago. At December 31, 2015, our Aventura entertainment centers accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Aventura entertainment centers are reported under our “Other” segment in our financial statements.

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

Our loyalty programs allow customers to benefit by accumulating points from the purchases they make in our different stores as well as purchases they make with our affiliates, which can then be used to acquire products listed in special catalogues and sold in our stores. In 1999, we started with Jumbo Más and, in 2006, after significant growth in our operations due to several acquisitions; we migrated to a multi-sponsor program named Circulo Más. In 2010, we launched the Nectar loyalty program through a partnership with Groupe Aeroplan Inc. (“Groupe Aeroplan”), a leading loyalty management and customer insights company.  In 2014, the alliance between Cencosud – and Aeroplan changed regarding the use of the brand. We decided to develop our own loyalty program, Puntos Cencosud, which was launched on March 28, 2014 with new benefits for customers: including simplifying the redemption system by allowing consumers to redeem loyalty benefits by presenting their ID cards and, the incorporation of Johnson department stores as well as Eurofashion with its brands Umbrale, Foster, Topshop, Topman, u*Kids, Moon by Foster, JJO, Legacy and Women´Secret, as new sponsors. Starting April 1, 2014 customers will earn additional loyalty points at these locations and will be able to redeem their points during the second semester. The new program additionally offers extra bonus points for the use of Cencosud´s private label credit card.

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

Chile

We offer our Puntos Cencosud loyalty programs in Chile. As of December 31, 2015, we had over three million active loyalty members in Chile, and as of the same date, 73% of our sales in Chile came from loyalty club members.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Chile42, for the periods indicated.

	Year ended December 31,
	2015		2014		2013
	Sales (W/tax)%		Sales (W/tax)%		Sales (W/tax)%
	(in millions of Ch$, except percentages)
Supermarkets	2,989,119	74.5%	1,673,103	84%	1,570,694	83%
Home Improvement	501,122	63.4%	442,895	68%	436,352	65%
Department Stores	1,130,978	74.2%	922,445	79%	933,451	80%
Total	4,621,220	73.0%	4,172,197	75%	4,021,670	74%

42 Percentage that such sales represent of total sales by each of our stores in Chile.

Argentina

In Argentina we also offer our Jumbo Más and Vea Ahorro loyalty programs. As of December 31, 2015, we had almost two million loyalty club members in Argentina and, as of the same date, 61% of our supermarket sales in Argentina came from loyalty club members. Our Home Improvement stores do not have a loyalty program.

The following table sets forth certain information regarding our loyalty program sales43 by each of our divisions in Argentina, for the periods indicated.

	Year ended December 31,
	2015		2014		2013
	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)
	(in millions of nominal Ar$, except percentages)
Supermarkets	16,518	61.0%	13,457	59.2%	9,615	55.5%
Total	16,518	61.0%	13,457	59.2%	9,615	55.5%

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

The following table sets forth certain information regarding our loyalty program sales44 by each of our divisions in Peru, for the periods indicated.

	Year ended December 31,
	2015		2014		2013
	Sales (W/tax)%		Sales (W/tax)%		Sales (W/tax)%
	(in millions of S/., except percentages)
Supermarkets	108,042	11.1%	95,196	9.6%	81,070	9.3%
Department Stores	22,742	32.6%	16,428	35.4%	4,556	26.6%
Total	130,784	12.5%	111,624	11.3%	85,626	10.1%

Colombia

In Colombia we launched our loyalty program in February 2014 with 100% percent ownership of the program. Our loyalty program in Colombia has quickly become widely used by our shoppers achieving very impressive penetration levels with 72% of our sales coming from loyalty members. This program manages loyalty and incentives programs through a system that rewards customers by giving them points for their purchases in any of our stores that later can be exchanged for other products. At the same time, it allows us to administer a database for marketing campaigns directed to specific segments.

The following table sets forth certain information regarding our loyalty program sales45 by each of our divisions in Colombia, for the periods indicated.

	Year ended December 31,
	2015		2014
	Sales (W/tax)%		Sales (W/tax)%
Supermarkets	3,524,785	71.7%	3,438,902	64.4%
Home Improvement	227,879	56.9%	210,276	48.1%
Total	3,752,664	70.8%	3,649,178	63.6%

43 Percentage that such sales represent of total sales by each of our stores in Argentina.
44 Percentage that such sales represent of total sales by each of our stores in Peru.
45 Percentage that such sales represent of total sales by each of our stores in Colombia.

Brazil

In Brazil we launched our loyalty program in November 2015 through an alliance with Dotz in our Prezunic stores. Our loyalty program in Colombia has quickly become used by our shoppers, achieving high penetration levels, with 40% of our sales coming from loyalty members in the last two months of 2015.

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

In 2015, Banco Paris’ lending activities shifted to focus primarily on residential mortgage loans and no longer include the range of lending and credit activities it previously engaged in, which were primarily aimed at satisfying the demands for financial services of individuals. We are currently considering strategic alternatives for this business.

As of December 31, 2015, Banco Paris served more than 44,193 individual customers, with loans outstanding to approximately 690 debtors, including approximately 593 mortgage loans and 97 credit card accounts. At the same date, Banco Paris had 43 time deposits and 43.501 saving accounts.

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

The table below sets forth information with respect to our Banco Paris loan portfolio:

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$, except percentages)46
Portfolio Status
Performing47	8,756	214,332	239,986
Past due:
31-89 days	757	8,549	4,375
90-180 days48	366	6,620	2,996
+ 180 days	556	499	456
Total	10,435	230,000	247,813
Loan loss allowance as % of past due loans	10%	85%	79%
Loan loss allowance as % of all loans	2%	6%	3%

Banco Cencosud

In 2011, we established Banco Cencosud in Peru and in June 2012 we received the operation license from the SBS, and started operations in August 2012 through our Cencosud credit card. Banco Cencosud is regulated by the banking, insurance and pensions superintendence of Peru (Superintendencia de Bancos, Seguros y Pensiones).

The table below sets forth information with respect to our credit card receivables in Peru:

	2015	2014
	(in millions of S.$, except percentages)49
Portfolio Status
Performing50	88,527	64,189
Past due:
31-89 days	3,525	3,564
90-180 days	3,554	2,142
181-365 days	94	27
Total	95,701	ch$ 69,923
Over 365 days and legal proceedings51
Loan loss allowance as % of past due loans	82.8%	82.8%

46 Includes activities from postponed commissions.
47 Performing loans not past due more than 30 days. Excludes Chilean credit card portfolio. And includes the effect of the JV transation with Scotiabank in Chile.
48 Entire portfolio written off. These claims are subject to a 100% allowance.
49 Includes activities from postponed commissions.
50 Performing loans not past due more than 30 days.
51 Entire portfolio written off. These claims are subject to a 100% allowance.

The table below sets forth information with respect to our credit card receivables in Peru:

	2015	2014
	(in millions of S.$, except in percentages)
Non-performing loans as % of total loans	7.5%	8.2%
Total write-offs	11,406	15,889
Average monthly write-offs as % of total loans	1.0%	1.9%

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

Purchasing

We purchase our products from approximately 13,000 suppliers. No single supplier or group of related suppliers accounts for more than 10% of the total products purchased by us in 2015 on a consolidated basis. In addition to local and regional suppliers, we are also able to import products directly from Asia, where we are able to obtain more favorable pricing, and which in turn allows us to negotiate improved purchasing terms with certain suppliers. We believe that the sources and availability of materials for our retail store operations are adequate and will continue to be so for the foreseeable future. We have not experienced any difficulty in obtaining the types or quantities of the merchandise we require on a timely basis and believe that, if any of our current sources of supplies were to become unavailable, alternative sources could be obtained without any material disruption to our business.

Private Label Business

Private label products are those manufactured by one company for offer under another company’s brand. We carry our own private label program in both our food-retail and non-food-retail businesses, which allows us to offer a variety of products using our own portfolio of brands rather than third-party brands. The main objectives of our private label program are:

●	to provide differentiation and uniqueness to our stores by offering a unique set of products available only in our stores; and

●	to achieve incremental margin versus the national brands.

In 2008, we started to optimize and streamline our brand portfolio from 70 to 53 brands. We also established a private brand development process, a key performance index (KPI), toured retailers worldwide searching for benchmarks, and created network of suppliers, agencies, consultants and research companies to help develop our private label brands. Our strategy is to develop a portfolio of private brands shared across all countries and business units in order to achieve scale. Then, we segment our brands into megabrands (i.e.: Jumbo), core brands (i.e.: Attimo), specialists brands (i.e.: Alpes), and opening price point brands (i.e.: Maxima). Some brands are shared across different business units for achieving scale in production and communication, while others are sold in one specific business unit, establishing differentiation between our own formats.

As a result of these actions, our private label brands continue to grow two to three times faster than the rest of our business, and we expect this trend to continue, not only in term of shares of sales but also adding incremental profitability to our business. The following table sets forth the penetration of private label brands for the year ended December 31, 2015:

Country	Supermarkets- Food	Supermarkets - Non-Food	Home Improvement	Department Stores

Argentina	3.2%	19.0%	9.9%	0.0%
Brazil	0.9%	3.3%	0.0%	0.0%
Chile	6.1%	28.3%	15.0%	30.0%
Colombia	7.1%	10.2%	11.0%	0.0%
Peru	9.1%	28.9%	0.0%	0.0%
Total	4.8%	17.9%	12.2%	30.0%

The increase in penetration of our private label brands in the year ended December 31, 2015 from the year ended December 31, 2014 is set forth in the following table:

Country	Supermarkets- Food	Supermarkets - Non-Food	Home Improvement	Department Stores

Argentina	+33.0%	+5.1%	+22.8%	+0.0%
Brazil	+105.4%	-17.9%	+0.0%	+0.0%
Chile	+3.0%	+10.2%	+6.8%	+1.3%
Colombia	+4.7%	+21.5%	+36.3%	+0.0%
Peru	+5.4%	+3.8%	+0.0%	+0.0%
Total	+9.4%	+7.7%	+14.1%	+1.3%

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

Supermarkets

Chile

For fast-moving and high-volume sales merchandise, national suppliers distribute products directly to each store. For slow-moving groceries, perishable fruits and vegetables and imported products and meat, distribution is centralized through our distribution centers and delivered by third-party transportation companies. Sales from products delivered to our distribution centers accounted for approximately 60% of our sales at December 31, 2015.

We operate in five distribution sites nationwide and three in the Santiago metropolitan region from which we conduct all centralized deliveries to our Jumbo and Santa Isabel stores, including:

●
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

●
A 90,000 square meter distribution site used to deliver non-perishable, non-food and textile products. Three quarters of the distribution center are dedicated to imported products and the remainder is used for a cross-docking system of national products that allows products to be shipped in less than 24 hours.

●	A 2,500 square meter distribution center that is used for storage and delivery of imported fresh meat.

During 2Q16, we put in operation a new 15,000 square meter distribution center in Chillán (400km south of Santiago) in order to serve 60 stores in the south of Chile with better lead times and frequency. The new distribution center will also help us achieve important transportation cost savings, due to direct reception of local suppliers and backhaul between Chillán and Santiago. The distribution center is equipped with SAP Warehouse Management System (“WMS”) and SAP Radio Frequency (“RF”), and can receive and store both dry and refrigerated/fresh products.

As of the second quarter of 2013, our 3,000 square meter cross-docking center in Concepcion was fully operational, servicing our 19 stores in the city, thus improving our lead time and service with smaller local trucks.

A new central refrigerated warehouse in Santiago is under construction, and is planned to initiate operation by 3Q16. This 31,000 square meter facility is an automatic sorter. It will concentrate all fresh/refrigerated products, replacing rented space and permitting the increased centralization of more product categories and increasing availability of such products.

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

Argentina

Distribution to our stores in Argentina is centralized from three distribution centers located in Buenos Aires, Cuyo and Córdoba, and a transfer site in Tucuman totaling 153,000 square meters, which together accounted for 70% of our supermarket sales in Argentina in 2015, including meat and bakery products. Approximately 20% of our products are distributed to our stores directly by our suppliers.

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

During 2015 the Ezeiza Distribution Center in Buenos Aires was expanded by an additional 10,000 square meters and equipped with racks, in order to provide the required space for dry stock, and permit a growth of de x-dock flow (facilities with 200 or more doors, the cost-minimizing shape is an "X"). This expansion replaces rented space. The implementation of an automatic sorter is under evaluation.

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

Brazil

We currently use three distribution centers for our GBarbosa stores in the north east of Brazil, totaling approximately 51,000 square meters. They are located in Aracaju (32,000 square meters), Salvador da Bahia (21,000 square meters) and Fortaleza (8,000 square meters). Our distribution centers accounted for approximately 80% of our sales as of December 31, 2015. The GBarbosa distribution centers run a dry and fresh goods stock operation. The rented distribution Center in Salvador was increased to 21,000 square meters in order to support our increased operations in the State of Bahia in 2013, and avoid expensive and bureaucratic delivery procedures for deliveries from other states. Deliveries to GBarbosa stores are made primarily through external carriers although we do own a small fleet of delivery vehicles. Home deliveries are handled entirely by external carriers.

In 1Q15 a new SAP WMS system with RF was installed and initiated operation in the Aracaju distribution center, increasing productivity and delivery accuracy.

Bretas stores in central Brazil are supported by two distribution centers, totaling approximately 40,000 square meters and a 6,000 square meters warehouse for fresh vegetables in the city of Uberlandia. The two large distribution centers are located in Belo Horizonte (30,000 square meters) and Goiania (10,000 square meters). Both distribution centers store dry goods, vegetables and fresh goods operations. Both distribution centers have staple stock (storage) and cross-docking capabilities, which enable goods received at the distribution center to be stocked and distributed at a later time or distributed immediately to our stores. Currently, the distribution centers include electronic goods for store and home delivery. Products stored in our distribution centers accounted for approximately 45% of our sales in 2015. Distribution to stores and home deliveries are made entirely by external carriers.

In the Bello Horizonte distribution center a new SAP WMS system is in the rollout phase and is planned to go live by April 2016.

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

Our 31 Prezunic stores in the city of Rio de Janeiro were served by a rented distribution center. This distribution center is located in Rio de Janeiro city’s center, has an area of 45,000 square meters and has facilities for dry goods, chilled goods and frozen goods. The distributions to stores are made by a standardized fleet of 21 trucks, which we own, with a complete GPS monitoring system and a fleet rented from a third party contractor for the peak season. In late 2014 we terminated delivery service to nine Bretas stores from Rio de Janeiro, and resumed delivery from Bello Horizonte. This allowed us to clear areas of the Rio de Janeiro distribution center. The cleared area was used to improve the layout of the distribution center, install new racks in 1Q15 and prepare installations for inverse logistics and forklift chargers

During the fourth quarter of 2013 we completed the rollout of the SAP ERP to all of the Distribution Centers in Brazil, replacing different legacy systems.

Peru

We operate three distribution centers and three warehouses, which support both Wong and Metro supermarkets and hypermarket stores. The main distribution center is a 26,248 square meter site, owned and used for the cross-docking of fresh vegetables, meat and other food products. Additional rented distribution centers add 29,200 square meters of storage area, for non-food, textile, imported goods, and for home delivery operations of home appliances and other large sized items. Frozen products are distributed by third party. During the second quarter of 2013 an important upgrade of SAP warehouse management software and administrative procedures was done, achieving more speed and increasing throughput of our logistic operation in Lima.

Cross-docking of national groceries and fresh-products represents approximately 45% of centralized distribution while a regular in-stock operation is used for distribution of imported products and some categories of national non-food products. We use a SAP-based warehouse management system for our operations. Deliveries are made using external carriers and delivery contracts are negotiated periodically.

During 1Q15 a new 5,000 square meter distribution center was opened in Chiclayo (800km north of Lima), which operates with WMS SAP and RF, and can receive and store dry and fresh goods. The operation allows the capture of freight synergies and improves lead times for 19 stores in the north of the country, which together represent 14% of the Company’s sales in Peru.

Colombia

Our distribution operations in Colombia are conducted through a third party that offers storage services and handling of products. Approximately 60% of our goods sold are handled through one of the three different platforms used by our third-party contractor.

Cross docking is used in the cities of Bogota, Cali, Bucaramanga, Barranquilla and Medellin. During 2015 a non-food e-commerce logistical platform was installed in Bogotá, together with big ticket home delivery.

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

In 2015 a new order management system, Manhattan OMS, was introduced, which provides nine stores with click and collect. We plan to continue to roll out this new system in 2016 and continue on the path to full omnichannel functionality.

Distribution for our Paris stores in Peru is handled by a third party due to the size of the operations.

Home improvement stores

Chile

Our 90,000 square meters distribution center is located in Santiago and accounted for approximately 65% of our Easy sales in 2015. Centralized distribution is mainly supported by a cross-docking system that operates with more than 450 vendors and accounts for two thirds of the distribution operations, while the rest arises from imported stored goods.

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

Centralized distribution includes a regular warehouse operation from stocked merchandise (imported and domestic goods) and a growing cross-docking operation with more than 600 vendors. There is also a home delivery operation which accounted for approximately 45% of sales in 2015.

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

Supermarkets

Chile

Consistent with our business strategy, our marketing plan is directed at projecting our image as a hypermarket and supermarket chain which offers value through a combination of high-quality service and competitive prices. In Chile, Jumbo is one of the most valued brands, mainly for its association with quality, variety and service. Our principal marketing themes for our Jumbo hypermarkets in Chile and Argentina are “Jumbo te da más” (“Jumbo gives you more”). Santa Isabel is a supermarket based on the concept of convenience and closeness with our customers. Our principal marketing theme for our Santa Isabel supermarkets is “Santa Isabel te conviene dia a dia” (“Santa Isabel is convenient day to day”).

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

Argentina

As in Chile, our marketing strategy in Argentina is directed primarily at increasing net sales and projecting our image as a hypermarket chain which offers high-quality service and competitive prices. Our marketing efforts for Jumbo and Disco in Argentina are, however, aimed more at consumers in the middle and higher income levels. For lower income levels, we operate Vea supermarkets. Located mainly in the provinces, Vea supermarkets are focused on the concept of value priced products and, consequently, financial saving to the retail customer. Our primary advertising outlets in Argentina, in addition to point of sale marketing, are mass marketing, mainly television and radio, nationwide and regional press, brochures and magazine-type inserts in major newspapers, and we are investing strongly and steadily in digital marketing, and email marketing.

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

In 2014, with the brands already established, our challenge was to work for recognition and to position Jumbo and Metro within each target audience and begin their consolidation. Accordingly, we planned to focus on the following areas:

•	Establishing and strengthening the value proposal for each brand through the attributes that distinguish them leveraging on Cencosud´s own prestige and recognition among Latin American consumers.

•	Building “price image” for both brands, acknowledging that factor as a vital driver for the Colombian market.

•	Customizing Jumbo and Metro to Colombian expectations and regionalizing communication in order to better relate to the needs of customers and become ingrained in Colombian society.

•	Enhancing the relationship with customers to establish a rapport with consumers and better funnel marketing investments.

Home improvement stores

Our home improvement marketing efforts are directed at projecting our image as a provider of everything, necessary for the home under one roof, from small to large construction projects for the general population, including professional contractors and homeowners. We also educate clients through practical classes at our store locations and digital media. Our marketing strategy reinforces our commitment to offer the best solutions for our customers at the best prices. It also relies heavily on mass media and recently, and with growing importance, on digital media reinforcing the omnichannel communication strategy. Consistent with our policy of customer satisfaction, we guaranty the lowest price in the market and accept returned products if the client is not satisfied. We consistently focus on making our home improvement stores an even more meaningful brand for the people and the community.

Department stores

Our Paris department stores have a complete marketing calendar, with a strong and consistent investment in mass media as well as digital media. Our Paris Facebook page has more than 1.5 million fans. Paris has pioneered the creation of special events for its fans and social media followers. Paris has advertising contracts with well-known international and local celebrities in the local community, positioning Paris as a fashionable, modern and women-oriented brand.

Since 2010, Paris, concerned about its social impact on stakeholders, has organized various projects that positively impacted the community and the environment. “Paris Parade” has become of a fixture of the city of Santiago for the month of December. This event, similar to the Macy’s Thanksgiving Day Parade in New York, draws over one million people to Santiago’s Main Avenue to watch a parade of large inflatable balloons. Additionally, in 2013, Paris launched a CSR program called “Ropa x Ropa,” or clothes for clothes, to encourage garment recycling, turning the brand into the main recycling institution in South America. In the same field, in 2015, Paris launched another CSR program called “Volver a Tejer” or Back to Knit, a collaborative project among Paris, the Chilean government and local knitters and spinners from Chile, which aims to redefining redefine the actual relationship between retailers and local artisans.

Shopping centers

Marketing initiatives for our shopping centers are conducted by each individual brand within its unique positioning: Unicenter, Costanera Center, Alto Las Condes and Portal (the umbrella brand for all of our neighborhood shopping centers). Our main marketing objectives are to create 360° marketing campaigns, that offer unique and memorable experiences for our consumers and to create long term loyalty, as well as increase sales and traffic, with the use of traditional, non-traditional and digital channels, which is fundamental in creating integrated experiences for each customer and in engaging in direct communication with our customers.  Also, in line with our marketing objectives, key marketing campaigns have been implemented for supporting consumers in key issues of their lifelives, such as in Alto Las Condes with the “Best gift of your Life” campaign in generating awareness in breast cancer, our Christmas gift initiative in Chile for 11 institutions, with 40,000 gifts collected in 2015 for kids with special needs and , the Kids day Day gift collection at Unicenter in 2015, among other social responsibility campaigns that are executed within our shopping centers.

All shopping center promotional and marketing costs are paid by our tenants as part of their monthly maintenance fees.  Each tenant’s contribution is proportional to its sales.

Competition

The retail industry is highly competitive and characterized by high inventory turnover, controlled operating expenses and small profit margins as a percentage of sales. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations and inventory management. Advertising and promotional expenses are necessary to maintain our competitive position in our major markets. We compete principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. We face strong competition from international and domestic operators of supermarkets, department stores, home improvement stores and shopping centers, including Casino, Carrefour, Wal-Mart and Falabella.

The following table provides a brief overview of our competitive position in each of our principal markets as of December 31, 2015:

	Chile	Argentina	Brazil	Peru		Colombia
Supermarkets	2nd	2nd	4th	1st		3rd
Department stores	2nd	—	—	—	52	—
Home improvement	2nd	1st	—	—		—
Shopping centers	2nd	2nd	—	—		—

Source: ASACH, ABRAS, Nielsen, competitors’ press releases, and company estimates.

See “—Industry Overview and Competition” below for more information about the markets in which we compete.

Management Information Systems

In our Chilean supermarkets, we began the rollout of a new Point of Sale (POS) system, replacing the old IBM 4690 system of nearly 20 year old together with the systems that management of legacy promotions, which will be replaced by the most recent generations of Advance Retail Solution NCR and its Digital Promotions system for promotions. The rollout began in four locations and will continue to the rest of Chile in 2016. This platform allows us to develop massive campaigns, directed or personalized in a simple manner in order to perform a broad spectrum of promotions. Additionally, the new platform facilitates integration with future mobile solutions, supermarket e-commerce and omnichannel services. We also extended the WMS to a new distribution center in Chillan.

In 2015 we continued advancing protection of our store transactions in Chile by adopting technology that allows use of smart payment cards, known as EMV (Eurocard, MasterCard and Visa), which store data on chips rather than on magnetic strips. We plan to implement this technology in Argentine in 2016.

We have strengthened our omnichannel operations in Argentina with the complete makeover of our flagship e-commerce site in Argentina, Jumbo.com.ar. The user experience has been improved and includes response capabilities for mobile users. We also completed the implementation of the Business Intelligence solution on Teradata and MicroStrategy in Argentina, which is incorporated the system’s regional platform.

In Chiclayo, Peru, we implemented a WMS that significantly improves our supply in the north the country.

In Brazil, we have focused our efforts on a search for a productivity-centered improvement in our SAP platform in order to optimize the processes and practices of the market. Nevertheless, we completed the implementation of the WMS for Gbarbosa and began a WMS project for Bretas that we expect will be completed in 2016.

The Department Stores division continued its omnichannel transformation in Chile and, in coordination with the well-known consultant, Kurt Salmon, developed a strategy and omnichannel roadmap for the implementation of important systems.

We completed the implementation of the Order Management System (OMS) of Manhattan Associates, which allows centralized management of all client orders and provides inventory visibility for the Company, and is an essential system for a large-scale omnichannel operation. This system allowed us to begin “click & collect” sales on our website. Additionally, we completed the implementation of Siebel CRM, a system for client management, which merged several call centers into one. During 2015, we completed a responsive website that allowed clients to view our website on a desktop, tablet or mobile device while preserving the content and images.

In 2015, we entered into a corporate agreement with IBM for the development of electronic commerce for Cencosud, which will primarily impact Home Improvement and Department Stores.

On the desktop front we are migrating our Collaboration and Office productivity applications to the cloud, for each of our 50,000 employees that use desktop computers or tablets and smartphones across Latin America. We selected Microsoft’s Office 365 platform to handle email, workflows, enterprise social network, chat & desktop conferencing and all the usual office applications (spreadsheet, presentations and word processing) as well as unlimited backup space for each user in the cloud. The rollout of this cloud platform has been completed in Chile and is currently underway in Argentina and initiating in Brazil.

52 Our Paris department stores operations are now starting up.

We replaced the management system for our loyalty program, which was previously outsourced, with an internal program on Oracle’s Siebel Loyalty System. The adoption of this system will allow us greater flexibility in the administration of the loyalty program and will permit us to open the loyalty program to more participants.

In the Shopping Centers Division, we have finalized the implementation of a regional model for the commercial management of the divisions in Argentina, Chile, Colombia and Peru through SAP real estate. In 2015, in part for the opening of the Costanera Observation Deck, we also adopted Titan as a ticketing solution for box-office sales, web sales, supermarket kiosks and access control.

In 2015, with regard to the back office financials, we advanced the integration of all our Chilean companies with SAP FiCo, the regional solution. During 2016, we will migrate this regional platform to HANA technology in order to continue achieving efficiencies in our internal operations.

In seeking to simplify our human resources application architecture, we began the adoption of PeopleSoft for payroll administration and in 2015 the configuration of the base regional model was completed and implemented in Peru. In 2016, we will continue to rollout this model in other countries. Similarly, we advanced to the first stage of the implementation of the Cornerstone SaaS platform for training in all of our stores and in our central administration (140,000 people). This process includes a significant technological renovation of hardware in stores and will be carried out in during 2016-2017. The implementation of Cornerstone, an eLearning that tool requires an update on the computers in within the stores will be the rollout between 2016 and 2017.

Cyber security

Our security platform allows us to manage user identities, allocate resources to users and secure access to corporate resources. Our Information Security Department and Corporate Audit Department review segregation of duties. Business Process Owners review end users profiles on regular basis to ensure correctness. We have an access management process for all the key applications that support business units based in Chile, Argentina, Peru, Brazil and Colombia.

Cyber-attack detection systems are currently in place, including fire walls and intrusion prevention systems. We have deployed antivirus solutions for endpoints and servers, antispam and antivirus for corporate e-mail and a web filtering solution to secure internet access. Security infrastructure is deployed in Chile, Argentina, Peru, Brazil and Colombia. Additionally, different levels of penetration testing are executed periodically to validate the strength of the perimeter defense and suggest improvements measures if necessary.

During the last five years we have been working on a plan to incrementally adopt the requirements and best practices of the Payment Card Industry in order to increase controls around the cardholder data and reduce credit card fraud via its exposure.

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

We own our headquarters, located at Av. Kennedy 9001, Las Condes, Santiago, Chile.

The following table sets forth certain information with respect to our facilities at December 31, 2015:
Segment	Country	Number of stores	Area53	% Leased 54
Supermarkets	Chile	245	577,547	60.0%
Supermarkets	Argentina	286	526,475	55.2%
Supermarkets	Brazil	222	611,363	92.3%
Supermarkets	Peru	90	269,526	47.8%
Supermarkets	Colombia	101	426,393	34.7%
Home Improvement	Chile	35	325,315	8.6%
Home Improvement	Argentina	50	383,786	22.0%
Home Improvement	Colombia	10	82,320	30.0%
Department Stores	Chile	79	374,153	73.4%
Department Stores	Peru	9	45,233	88.9%
Shopping Centers	Chile	25	431,207	98.2%
Shopping Centers	Argentina	22	277,203	96.7%
Shopping Centers	Peru	4	71,191	95.2%
Shopping Centers	Colombia	2	14,991	26.9%
Distribution Centers	Argentina	12	223,000	23.8%
Distribution Centers	Brazil	9	157,000	100.0%
Distribution Centers	Chile	10	344,100	61.1%
Distribution Centers	Colombia	9	38,100	100.0%
Distribution Centers	Peru	6	82,800	69.8%

In addition, we routinely purchase undeveloped properties that we anticipate to use for future supermarket construction, home improvement stores and shopping centers. As of December 31, 2015, we had the following undeveloped properties:
Country	Number of properties55	Total area (in square meters)	Ownership
Argentina	72	3,279,209	Owned
Brazil	24	348,003	Owned
Brazil	13	114,278	Leased
Chile	58	2,384,574	Owned
Chile	8	306,747	Leased
Colombia	3	71,681	Owned
Peru	25	133,144	Owned
Peru	10	21,352	Leased
Total	213	6,658,989

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

Industry Overview and Competition

Our countries of operation—Argentina, Brazil, Chile, Colombia and Peru—represent a combined population of approximately 348.9 million, according to each country’s statistics agency as of 2015. Chile, our largest market in terms of revenues from ordinary activities, has a population of approximately 18.0 million and experienced GDP growth estimated to have expanded 4.7% in 2013, 1.8% in 2014 and 1.3% in 2015, as reported by the Central Bank of Chile. Argentina, our second-largest market in terms of revenues from ordinary activities, has a population of approximately 43.1 million and, according to the Central Bank of Argentina, experienced annual GDP growth of 5.3% in 2013, 0.5% in 2014 and a decrease of 0.5% in 2015, as reported by the Argentine Ministry of Economy and in 2015 from MIS Consultores. Brazil, our third-largest market in terms of revenues from ordinary activities, has a population of approximately 204 million and, according to the Central Bank of Brazil, experienced annual GDP growth of approximately 1.9% in 2013 and GDP contraction of -0.9% in 2014 and -5.09% in 2015. Peru has a population of approximately 31.4 million and, according to the Central Bank of Peru, experienced annual GDP growth of approximately 5.7% in 2013, 2.4% in 2014 and 3.3% in 2015. Colombia has a population of approximately 53 million and, according to the Central Bank of Colombia, experienced annual GDP growth of approximately 4.9% in 2013, 4.4% in 2014 and 3.1% in 2015.

53 In thousands of square meters.
54 In the case of shopping centers, the percentage represents the occupancy rate.
55 Includes properties where construction is ongoing and also office space and other type of properties.

We have supermarkets in Argentina, Brazil, Chile, Peru and Colombia; home improvement stores in Argentina, Chile and Colombia; shopping centers in Argentina, Chile and Peru; and department stores in Chile and Peru. During the year ended December 31, 2015, 73.6% of our revenues from ordinary activities came from our supermarket operations, 13.4% came from home improvement operations, 9.6% from our department stores, 2.3% from our shopping centers and 1.5% from our financial services.

	Year Ended December 31, 2015
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services continuing operations	Other56
Revenues from ordinary activities	8,045,566	248,026	1,469,246	1,051,642	165,820	11,039
Gross profit	2,031,199	214,042	506,761	302,229	116,544	7,337

The Supermarket Industry

Chile

As of December 31, 2014, we estimate that the Chilean supermarket industry is composed of approximately 1,447 stores nationwide, including hypermarkets and supermarkets. As of December 31, 2015, total net sales by supermarkets in Chile grew by 8.5% as compared to the same period in 2014, according to the Chilean National Institute of Statistics. During the last three years, nominal same-store sales at our supermarkets grew by 1.6%, 4.3% and 0.4% in 2013, 2014 and 2015, respectively.

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

As noted above, we believe that the Chilean supermarket industry in Santiago shows certain signs of saturation, and as a result newly opened stores to some extent cannibalize the sales of existing stores. As of December 31, 2015, we estimate that the four largest supermarket operators in Chile represented over 90% of the industry in terms of net revenues. Our growth prospects in the Chilean food retailing sector are likely to depend to a large extent on future growth in Chilean GDP or acquisitions of other supermarket chains, and we cannot assure you that either will in fact occur. Our competitors include hypermarkets, supermarkets, hard discount stores, self-service stores, traditional, family-owned neighborhood grocers and open markets. Although competition is already intense in many locations, we believe that competition is likely to intensify further as existing competitors expand the number of their stores and improve the quality of their operations and as new competitors enter the market. Competition is based on price, quality, variety, customer service and store location, with various competitors emphasizing these factors to varying degrees.

The following table presents certain information about us and our principal competitors in the Chilean supermarket industry as of December 31, 2015:

	Wal-Mart Chile	Cencosud	SMU	Falabella (Tottus)
Number of stores	394	245	506	57
Total selling space (square meters)	934,000	577,547	586,000	195,812
Market share57	38.0%	26.1%	21.5%	7.0%

Source: Public filings, INE, ASACH, Nielsen.

56 See “Item 4. Information on the Company—B. Business Overview” for a description of our “Other” segment.
57 As of December 31, 2014, based on reported net revenues from supermarket operations in Chile.

We estimate that Walmart Chile is the largest supermarket chain in Chile in terms of net revenues and, at December 31, 2015, it operated 394 stores in Chile. Walmart Chile operates four different sizes of stores under different brands, allowing it to target different segments of the market offering a combination of everyday low prices, service and proximity. Walmart Chile entered the Chilean market in January 2008, and due to its association with Wal-Mart, we believe it has greater leverage with its suppliers than us or its other competitors. As a result, it is able to obtain more favorable purchasing terms than us.

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

In January 2016, the Fiscalía Nacional Económica (“FNE”) filed an injunction against the following three companies: Cencosud, Walmart Chile and SMU for alleged collusion between supermarkets. The injunction was based on conduct alleged to have contributed to fixing prices in the chicken fresh meat market. Cencosud was notified on January, 8th, 2016. We answered the complaint rejecting categorically the allegations of the FNE.  For Cencosud totally repudiates the allegations and believes every collusion and anti-competitive practice is unacceptable. We generally perceive homogeneity in retail pricing and terms. Chile’s vendor base is largely consolidated, and characterized by oligopoly and monopoly structures that have generally limited procurement power among retailers, despite their perceived scale advantages.

Argentina

Historically, the Argentine supermarket industry was dominated by traditional, family-owned neighborhood grocers (almacenes). In the 1980s, supermarkets began to proliferate and the first hypermarkets appeared, a trend that accelerated in the early 1990s with significant expansion of modern supermarket operations, including minimarkets, supermarkets and hypermarkets in urban areas. During the 1990s, consumer grocery purchases at almacenes declined. Since 1999, the level of market penetration has remained relatively stable. The Argentine supermarket industry is highly competitive and fragmented, and we estimate that the four largest supermarket chains in Argentina account for approximately 61% of total supermarket net sales as of December 31, 2015. In Argentina, where foreign food retailers have an established presence and we are a smaller competitor, we face a very different competitive atmosphere than in Chile. We believe that some of these food retail companies have substantially greater financial resources than us. In addition, there is strong competition from small independent stores and individual, non-chain stores that represent a significant and growing part of the food and grocery business in Argentina.

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

The following table presents certain information about us and our principal competitors in Argentina as of December 31, 2015:

	Cencosud	Carrefour58	Wal-Mart 59	Coto
Number of stores	286	577	107	120
Market share60	17.6%	17.7%	12.4%	13.0%

Source: Public Filings, INDEC, Planet Retail.

58 Carrefour number of stores includes Express format.
59 Walmart & Changomas stores are included in the number of stores.
60 In terms of sales.

Our main competitor in Argentina is Carrefour. At December 31, 2015, Carrefour operated 577 stores. Part of Carrefour’s competitive advantage arises from its low prices and aggressive promotional campaigns around special seasonal events coupled with a multiformat strategy.

We expect this highly competitive environment to continue to exert pressure on our results of operations in this market.

Brazil

The Brazilian food retail industry is highly fragmented. Despite consolidation within the Brazilian food retail industry, according to ABRAS, in 2012, the twenty largest supermarket chains represented only approximately 76% of the food retail industry. According to ABRAS our stores accounted for approximately 4.6% of the gross sales of the 20 largest Brazilian food retailers in 2015. Another trend in the retail food industry is large chains migrating to smaller local and cash and carry format (atacarejo), such as Tesco Express and Sainsbury’s Local.

As set forth in the following table, according to ABRAS data, in 2015, the ten largest retailers recorded revenues of approximately R$182 billion, conducting business in approximately 3,532 stores

Company	Gross revenues		Number of Stores
	(R$ million)%
Companhia Brasileira de Distribuicao	76,933	38.1%	2,181
Carrefour	42,702	21.2%	288
Wal-Mart Brasil	29,323	14.5%	485
Cencosud Brasil	9,268	4.6%	222
Zaffari	4,508	2.2%	31
Total—five largest	162,734	80.7%	3,207
Irmao Muffato & Cia	4,096	2.0%	44
Supermercados BH	3,973	2.0%	149
SDBComercio	3,884	1.9%	52
Condor Super center Ltda.	3,816	1.9%	41
Sonda Supermercados	3,111	1.5%	39
Total—ten largest	18,879	9.4%	325

Source: ABRAS.

Our main competitor in Brazil is Bompreço, a company controlled by Wal-Mart. It ranks third in sales in Brazil, according to ABRAS. Bompreço is the largest retailer in the Northeast of Brazil, where we believe we hold the number two position in terms of sales, and is our competitor in the states of Sergipe, Bahia and Alagoas. We also compete against Companhia Brasileira de Distribuição, through its brands Extra, Assai and Pao de Azucar, across several of our markets. In Minas Gerais, we also compete against Carrefour through its Carrefour and Atacadao brands. We believe we hold the number one position in terms of sales in that state. In Rio de Janeiro, where we believe we hold the number three position in terms of sales, we compete against Guanabara and Mundial. We also compete against open fairs and small- and medium-sized retailers that buy their products from informal distribution networks to obtain prices lower than the prices charged by our suppliers.

Peru

As of December 31, 2015, we estimate that the Peruvian supermarket industry was composed of approximately 248 stores nationwide, including hypermarkets and supermarkets. We believe supermarket penetration for the Lima metropolitan area was approximately 34 % resulting in a country average of less than 30.0%. A large percentage of consumption in Peru is still served by informal trade. Smaller grocery stores, convenience stores and open air markets play an important role in this industry with roughly 70% of the market share as of 2015. The level of competition and the identity of competitors have changed over the last several years.

The following table presents certain information about us and our principal competitors in Peru as of December 31, 2015:

	Cencosud	Supermercados Peruanos	Tottus (Falabella)
Number of stores	90	106	52
Total selling space (square meters)	269,526	288,241	189,218

Source: Public filings.

For the year ended December 31, 2015, we believe we were the largest operator of supermarkets in Peru in terms of net sales based on our comparisons against information from public filings of our main competitors as of December 31, 2015. Our principal competitors in the hypermarket format are InRetail, controlled by the Rodriguez Pastor family, who also control the Peruvian financial group Intergroup, through its brands Plaza Vea, Mass, Plaza Vea Super and Vivanda and Tottus, controlled by Falabella.

Colombia

The Colombian retail market is driven principally by the general level of economic activity and the growth of per capita available income in Colombia. Since emerging from recession in the early 2000s, the Colombian economy has experienced significant growth, and improved security conditions. According to DANE, total retail sales including formal and informal trade and other channels, such as on-premise food outlets and drugstores, stood at COP 44.2 billion in 2015, an 11.8% increase versus 2014. We believe future growth in the retail sector will be driven by, among other things, economic expansion and increasing credit availability to consumers in Colombia

The Colombian retail food sector comprises various types of stores, including privately-owned supermarkets, limited assortment stores and convenience stores, government-subsidized merchandising cooperatives known as cajas de compensación, specialty stores (such as butcher shops and bakeries) and delivery operations. A large number of Colombians also shop through informal channels, such as neighborhood grocery stores and outdoor food markets.

In the past several years, the formal market has grown at a faster pace than the informal market driven mainly by increased purchasing power, aggressive penetration strategies by well-capitalized formal retailers which has reduced the proximity advantage of informal outlets, greater packaging options in the formal channels including better presentations at competitive prices, and growing credit product offerings by large retailers. The formal retail market is expected to continue growing in the medium term due to increasing market consolidation and relatively low penetration when compared with other countries. We believe the growth of the formal market will also be driven by the increasing concentration of Colombia’s population in urban centers. Colombia has a population of approximately 53 million. The food and merchandise retail business in Colombia is highly competitive and is characterized by increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by each of our stores vary by location. Competition occurs principally on the basis of price, location, selection of merchandise, quality of merchandise (in particular for perishables such as produce), service, store conditions and promotions.

The following table presents certain information about us and our principal competitors in Colombia as of December 31, 2015:

	Cencosud	Exito	Olimpica
Number of stores	101	573	259
Total selling space (square meters)	426,393	887,642	302,343

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

The following table presents certain information about us and our major competitors in Chile, as of December 31, 2015:

	Sodimac	Cencosud
Number of stores	86	35
Total selling space (square meters)	712,813	325,315

Source: Public filings, Internal estimates.

For the year ended December 31, 2015, we estimate that we were the second-largest operator of home improvement stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2015. At December 31, 2015, Sodimac operated 86 home improvement stores with a total of 712,813 square meters of selling space. Its competitive advantage arises from its multi-format structure, with its Sodimac Homecenter stores that are similar to our Easy home improvement stores, as well as its Sodimac Constructor stores that cater to professional builders and its Sodimac Empresas warehouses that facilitate efficient delivery of construction materials in Antofagasta, Viña del Mar, Santiago and Talcahuano primarily used for large construction companies. Sodimac also accepts Falabella’s widely-used store credit card CMR that has significant more penetration in the market than our Cencosud credit card.

Argentina

We believe the Argentine home improvement industry is composed of more than 70 home improvements stores nationwide, of which we operated 50 as of December 31, 2015. The remaining stores are operated by Sodimac, Hiper Tehuelche and Barugel Azulay. There are also various small more specialized hardware and construction supply stores. Prior to 2002, we faced competition from Home Depot (Argentina) until our acquisition of its Argentine operations in February 2002. We face strong competition from other hardware stores and specialty stores dedicated to specific areas of construction and home improvement. Until 2007, when Sodimac entered the market, we were the sole big-box home improvement chain in Argentina, with 17% market share, according to our estimates. We believe that the Argentine home improvement market still offers plenty of room for consolidation, leaving enough space for us to grow over the coming years.

The following table presents certain information about us and Sodimac, our main competitor in Argentina, as of December 31, 2015:

	Cencosud	Sodimac
Number of stores	8	50
Total selling space (square meters)	83,736	383,786

Source: Falabella’s public filings, internal estimates.

For the year ended December 31, 2015, we estimate that we were the largest operator of home improvement stores in Argentina in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2015. Our principal competitor in Argentina is also Sodimac, which operated 8 home improvement stores with a total of 83,736 square meters of selling space at December 31, 2015.

Colombia

We believe the Colombian home improvement industry is the most underdeveloped in the countries where we compete. For the year ended December 31, 2015, there were 46 home improvement stores. Hence, the industry is highly fragmented and composed of both general and specialized retailers.

Our main competitor is Sodimac HomeCenter, which is a joint venture between Colombian Grupo Corona (51%) and Chilean Falabella (49%), competing in the home improvement market in Colombia since 1993.

The following table presents certain information about us and Home Center, our main competitor in Colombia, as of December 31, 2015:

	Sodimac Home Center	Cencosud
Number of stores	36	10
Total selling space (square meters)	344,324	82,320

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

Our principal competitor in Chile is Falabella, which is larger than Paris and Johnson in terms of revenues. The department store industry in Chile is very mature and highly competitive. We compete for customers with specialty retailers, traditional and high-end department stores, national apparel chains, vendor-owned proprietary boutiques, individual specialty apparel stores and direct marketing firms. We compete for customers principally on the basis of quality and fashion, customer service, value, assortment and presentation of merchandise, marketing and customer loyalty programs. Additionally, the omnichannel strategy has been developing a new focus for all the industry in last years. Some of these competitors have greater financial resources than we do.

The following table presents certain information about us and our main competitors as of December 31, 2015:

	Falabella	Cencosud	Ripley	La Polar
Number of stores	45	79	43	38
Total selling space (square meters)	310,210	374,153	276,080	153,000

Source: Falabella’s public filings, Ripley’s public filings and internal estimates.

For the year ended December 31, 2015, we believe we were the second-largest operator of department stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitor as of the same date. Based on that comparison, we estimate that Falabella is the largest department store operator in Chile in terms of revenues and, at December 31 2015, operated 45 department stores with a total of 310,210 square meters of selling space. Falabella’s credit cards and loyalty programs are well-known in the market. On the same basis, we believe Ripley is the third-largest department store operator and, at December 31 2015, operated 43 department stores with a total of 276,080 square meters of selling space. Many of our competitors have active financial services divisions that support their retail activities, and both Falabella and Ripley operate banks focused on consumer lending.

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

The Chilean shopping center industry is highly competitive and, at December 31, 2015, was composed of more than 74 shopping centers nationwide, the majority of which are operated by us, Grupo Plaza (controlled by Falabella), Parque Arauco and Espacio Urbano (controlled by Walmart Chile, which is in the process of selling and renting its assets), according to public and internal estimates. Shopping centers not only compete with other shopping centers, but also with an increasing number of individual retail stores.

The following table provides certain information about us and our competitors in Chile at December 31, 2015:

	Gross leasable area61 62	Shopping Centers	Market share
GrupoPlaza (Falabella)	1,199,000	15	45.4%
Parque Arauco S.A.63	409,500	10	15.5%
Espacio Urbano(2) (Wal-Mart)	278,293	12	10.5%
Vivo	162,806	8	6.2%
Pasmar	162,900	4	6.2%
Cencosud(2)	431,207	25	16.3%

Source: Chilean Council of Shopping Centers and public filings by Falabella, Parque Arauco and Walmart Chile, as well as internal estimates.

At December 31, 2015, we were the second largest shopping center operator in Chile in terms of gross leasable space based on our comparison against publically filed information from our main competitor as of December 31, 2015. As noted in the table above, our principal competitors include GrupoPlaza, Espacio Urbano and Parque Arauco. Parque Arauco’s shopping center Parque Arauco is located close to and directly competes with two of our largest shopping centers, Alto Las Condes and Costanera Center. Parque Arauco offers many of the same services as Alto Las Condes and Costanera Center, including ample parking and major department stores.

Argentina

In 2015, the Argentine shopping center industry was composed of more than 37 shopping centers, the majority of which are operated by IRSA Inversiones Representaciones S.A. (“IRSA”) and Cencosud. As in Chile, shopping centers are relatively new to the market in Argentina, and most retail sales still take place at individual retail stores, according to the International Council of Shopping Centers.

The following table presents certain information about us, our main competitor in Argentina, IRSA, and other smaller competitors as of December 31, 2015:

	Gross leasable area	Shoppings	Market share
Cencosud	277,203	22	18.6%
IRSA	338,904	15	22.7%
Others	875,557	n.d.	58.7%

Source: Cencosud and IRSA.

At December 31, 2015, we were the second largest shopping center operator in Argentina in terms of gross leasable space, with a market share of 18.6% based on our comparison against publically filed information from our competitor as of December 31, 2015. Our principal competitor in Argentina’s shopping center market is IRSA which owns and operates the Abasto Shopping Center, Alto Palermo, Alto Avellandeda, Paseo Alcorta and Patio Bullrich, among others.

Peru

In 2014, we estimate the Peruvian shopping center industry was composed of more than 53 shopping centers, the majority of which are operated by Real Plaza (associated with the Interbank Group that also operates Supermercados Peruanos), Falabella, Aventura Plaza, Parque Arauco and Jokey Plaza. The shopping center industry is relatively new to the market in Peru, and most retail sales still take place at individual retail stores.

The following table sets forth the market shares held by the major shopping center operators in Peru as of December 31, 2015:

	Gross leasable area65	Shopping	Market share66
Real Plaza (Interbank)	607,534	18	34.0%
Aventura Plaza	285,000	4	15.9%
Open Plaza	277,000	10	15.5%
Mega Plaza	221,773	10	12.4%
Parque Arauco	137,684	6	7.7%
Cencosud	71,191	4	4.0%
Jockey Plaza	187,612	1	10.5%

Source: Company filings

61 In thousands of square meters.
62 Wal-Mart and Cencosud areas includes area leased to related companies.
63 Gross leasable area adjusted to reflect proportional ownership participation in each shopping center.
64 Includes area used by affiliate companies.
65 In thousands of square meters.
66 Based on gross leasable area and including only the operators shown.

Our principal shopping center in Peru is Real Plaza with leasable area of 607,534 square meters, resulting in a market share of approximately 34.0% of the shopping center market, based on gross leasable area at December 31, 2015. We believe that the shopping center market in Peru has a high potential for growth, and we are currently developing additional shopping centers in Peru.

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

On November 4, 2015 Cencosud announced the agreement to sell 39 pharmacies that the group operated within its supermarkets in Colombia, to Cruz Verde. Cencosud no longer owns any pharmacies in Colombia.

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

C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The following is a simplified organizational chart showing our company and our principal operating divisions as of December 31, 2015.

Our Subsidiaries

The following are our direct and indirect majority-owned subsidiaries as of December 31, 2015:

Country	Controlling Stake	Chilean Tax ID number	Company name

Chile	100.0%	81.201.000-K	Cencosud Retail S.A.
Chile	99.6%	96.671.750-5	Easy S.A.
Chile	100.0%	76.568.660-1	Cencosud Administradora de Procesos S.A.
Chile	100.0%	96.978.180-8	Cencosud Internacional Ltda.
Chile	100.0%	94.226.000-8	Cencosud Shopping Centers S.A.
Chile	90.0%	78.410.310-2	Comercial Food And Fantasy Ltda.
Chile	100.0%	76.433.310-1	Costanera Center S.A.
Chile	100.0%	76.476.830-2	Cencosud Fidelidad S.A.
Chile	100.0%	99.565.970-0	Banco Paris S.A.
Chile	90.0%	83.123.700-7	Mercado Mayorista P y P Ltda.
China	100.0%	Foreign	Cencosud (Shanghai) Trading Co., Ltd
Chile	100.0%	76.236.195-7	Cencosud Argentina S.P.A.

D. PROPERTY, PLANTS AND EQUIPMENT

See “—B. Business Overview—Property, Plants and Equipment.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We seek to increase operations through organic growth in Brazil, Peru and Colombia, which the Company believes are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments, as described in “Item 4. Information on the Company—B. Business Overview—Our Company” and “—Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina, Colombia and Peru, with 53 shopping malls representing 794,592 square meters of gross leasable area for third parties as of December 31, 2015. We also offer private label credit cards, consumer loans and limited financial services to our retail customers.

A. OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Developments in the Chilean economy

Our operations in Chile accounted for 37.6% of our consolidated revenues from ordinary activities for the year ended December 31, 2015. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In 2010, the Chilean economy began to recover following the 2009 recession. As reported by the Central Bank of Chile, GDP 6.0% in 2011, 5.5% in 2012, 4.2% in 2013, and 1.8% in 2014 and is estimated to have grown in 2015 1.3% as reported by the Central Bank of Chile. According to ILACAD World Retail (“ILACAD”), an international consulting company that monitors the retail industry, the Chilean formal retail sector, which consists of business that are taxed and that employ formal labor, accounts for 63% of the retail sector, a relatively high number in comparison to the other countries in which we operate, but low in comparison to the United States, where the formal sector accounts for 92% of the retail sector, according to the U.S. Census Bureau, as of 2013.

The recovery of the Chilean economy in 2010 was led in part by a recovery of the prices of Chile’s exports, which according to the World Bank contributed 36.8% of GDP in the 2010-2014 period. As a result of the economic recovery, the Consumer Price Index (“CPI”) inflation increased 3.0%, 4.6% and 4.4% in 2013, 2014, and 2015, according to the Central Bank of Chile. Inflation began to accelerate during 2014 following less favorable copper prices and increased international oil prices, a lower real interest rate and expectations of monetary policy tightening in the U.S.

During 2014, the Chilean Central bank began a process of loosening monetary policy in response to weaker economic activity with the aim of boosting growth. Local output, demand and employment indicators continued to show softer dynamics in the economy during this period. These factors, in conjunction with timid global growth prospects, led the bank to cut its benchmark rate for the fourth consecutive time to 3% during its October 16, 2014 meeting. The unemployment rate was 6.28.% in 2015, from 6.33% as of December 31, 2014, as internal demand cooled, from 5.98% in December 2013, and was 6.48% in December 2012, according to the Central Bank of Chile. See “Item 3. Key Information - D. Risk Factors. Risks Related to Chile.”

Chile maintains one of the highest foreign currency credit ratings in Latin America, currently rated AA- by Standard & Poor’s Financial Services LLC, (“S&P”), Aa3 by Moody’s Investors Service, Inc. (“Moody’s”) and A+ by Fitch, Inc. (“Fitch”), as of December 31, 2015. The future economic, social and political developments in Chile, over which we have no control, could have a material adverse effect on us, including impairing our business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

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

Developments in the Argentine economy

Our operations in Argentina accounted for 29.7% of our consolidated revenues from ordinary activities for the year ended December 31, 2015. Accordingly, the Company is sensitive to macroeconomic conditions in Argentina.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. As reported by the INDEC (Statistics and Census National Bureau), Argentina’s GDP decreased by 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In December 2001, a deep economic and political crisis forced Argentina to declare a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the U.S. dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002, according to the Central Bank of Argentina. From 2003 to 2010, economic indicators showed signs of recovery, guided by a competitive exchange rate, a healthier international context, higher commodity prices and expansionary fiscal and monetary policies. In 2005, Argentina completed the restructuring of most of its 2001 defaulted public debt, which in turn reduced significantly the risk premium on its outstanding bonds. The government completed negotiations to serve the remaining debt owed to the Paris Club. As a consequence, Argentina was able to decrease its public-to-GDP ratio from 139% in 2003 to around 45% in 2014, as reported by the Ministry of Economy.

According to the INDEC, the Argentine economy grew by 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Due to the global financial crisis, Argentina’s GDP according to the World Bank, expanded by only 0.1% in 2009, while it showed strong signs of recovery in 2010 and 2011, growing by 9.1%, and 8.6%, respectively. During 2012 and 2013 Argentina’s GDP grew by 0.9%, and 3.0%, respectively, also according to the World Bank. According to INDEC unemployment stood at 7.2% in 2013, 8.9% in 2014 and 9.3% in 2015. As an effect of high consumption, however, the country has experienced inflation of 11% in 2010, 10% in 2011, 11% in 2012 and 10.5% in 2013, as reported by INDEC, exceeding that of other countries in South America, according to publicly available information. In response to demands from international investors and the International Monetary Fund, the government of Argentina introduced a new methodology for the calculation of price variations in the domestic economy. The new index revealed a price increase of 23.9% as of December 2014. According to private data inflation was 38% in 2014 and 28.4% in 2015. As per the Central Bank of Argentina, international reserves reached a record-high of over U.S.$52 billion in 2010, U.S.$46 billion in 2011 and U.S.$43 billion in 2012 before falling to U.S.$30 billion by the end of 2013. International reserves held by the Central Bank of Argentina stood as U.S.$31.4 billion as of December 31, 2014 and U.S.$25.6% in 2015.

Argentina reported year over year a GDP growth of + 2.1% y / y in 2015, according to preliminary data. The Indec reported year over year growth of + 3.5% y / y in the 3T15 and, +  0.9 % y / y in the 4T15, keeping unchangedand no change in the 1H15 statistics. The figure was in line with private estimates, however, in its report the Indec reported that recalculates to 2004 and from 2004 to 2015 GDP series at current prices and constant prices of the year. The revised series will be published on June 29, along with other statistics for 1Q16.

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

Argentina is rated SD by S&P, Caa1 by Moody’s with positive outlook and RD by Fitch, as of September 30, 2015. The future economic, social and political developments in Argentina, over which we have no control, could impair business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Item 3. Key Information - D. Risk Factors. Risks Related to Argentina.”

Developments in the Brazilian economy

Our operations in Brazil accounted for 15.3% of our consolidated revenues from ordinary activities for the year ended December 31, 2015. Accordingly, the Company is sensitive to macroeconomic conditions in Brazil.

Brazil's economic and social progress between 2003 and 2014 helped lift 29 million people out of poverty and decrease inequality significantly. The income level of the poorest 40% of the population rose, on average, 7.1% (in real terms) between 2003 and 2014, compared to a 4.4% income growth for the population as a whole. However, the rate of poverty and inequality reduction has been showing signs of stagnation since 2015.

Brazil is currently going through a deep recession. The country's growth rate has decelerated steadily since the beginning of this decade, from an average annual growth of 4.5% between 2006 and 2010 to 2.1% between 2011 and 2014. The GDP decreased by 3.85% in 2015. The economic crisis - coupled with the political crisis now facing the country - has contributed to undermining the confidence of consumers and investors. Commodity price drops and the deterioration of investor sentiment with regard to emerging markets further exacerbated the crisis.

The realignment of regulated prices combined with the pass-through of exchange rate depreciation have caused an inflation peak in 2015 (with an inflation rate of 10.7% in December 2015 compared to 6.4% in 2014), exceeding the upper limit of the target band (4.5 ± 2%). The inflation rate of administered prices has been decelerating and will, most likely, be the main driver of the moderate slowdown expected in 2016. It is expected, however, to remain above the target ceiling for the year. Annual inflation rates are measured in Brazil throught the Brazilian Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, that is reported by the Instituto Brasileiro de Geografia e Estatística (“IBGE”).

The government has proposed a set of macroeconomic adjustment measures and is setting the stage for structural reforms. The proposal is based on an ambitious fiscal consolidation plan, to reduce the inflation expectations and enable a drop in the real exchange rate, to boost competitiveness, productivity and investments. However, implementation of the reform program has proven difficult given the challenges in reaching a consensus in Congress.

Budget rigidities and a difficult political environment are undermining the fiscal adjustment. Less than 15% of expenditures in Brazil are expected to be discretionary. Most public spending is mandatory (mandated by the Constitution or other legislation) and increases in line with revenues, nominal GDP growth, or other pre-established rules. Additionally, a large portion of revenues are earmarked for education and health. Attempts to pass legislation to increase revenue collection in the short term and address issues of a more structural nature - such as pensions - have so far fallen short of the government's intentions.

Brazil’s medium-term outlook will depend on the success of the current adjustments and the enactment of further growth-enhancing reforms. Raising productivity and competitiveness is the crucial challenge for the country to achieve higher growth in the medium-term. With the recession of growth drivers over the past decade — credit-fueled consumption, labor expansion and the commodity boom — growth will need to be based on higher investments and productivity gains.

Brazil’s economy tallied another profound contraction in the fourth quarter. The country remains plagued by high inflation, depressed confidence levels and low prices for export goods. Available data for the start of 2016 is also bleak: business confidence fell and the manufacturing PMI lost ground. The abysmal state of the economy combined with a large corruption scandal has rocked the government. On March 13, 2016, citizens gathered in one of the largest protests in Brazil’s history to demand the resignation of President Dilma Rousseff. In Congress, the largest political party, the Brazilian Democratic Movement Party (PMDB), has stated the abandon the government’s coalition from March 30, 2016.

Brazil's non-seasonally adjusted unemployment rate rose to 8.2% in February of 2016 from 7.6% in the previous month and above market forecast of 8.1%. It was the highest figure since May of 2009, as the number of unemployed increased sharply while employment fell. A year earlier, the unemployment rate was lower at 5.8%. Unemployment Rate in Brazil averaged 8.34% from 2001 until 2016, reaching an all time high of 13.10% in August of 2003 and a record low of 4.30% in December of 2013. Unemployment Rate in Brazil is reported by the IBGE.

The Brazilian economy contracted 1.4% on quarter in the last three months of 2015, slightly lower than market expectations of a 1.5% decline and following a 1.7% contraction in the previous period, marking the fourth straight quarter of contraction. Year-on-year, the GDP shrank 5.9%, bringing full 2015 contraction to 3.8%, the worst annual performance since 1991. GDP Growth Rate in Brazil averaged 0.63% from 1996 until 2015, reaching an all time high of 3.50 % in the third quarter of 1996 and a record low of -4.10% in the fourth quarter of 2008. GDP Growth Rate in Brazil is reported by the IBGE.

The central bank of Brazil left its benchmark interest rate unchanged at 14.25% for a fifth straight meeting on March 2nd, taking into account domestic and especially external risks and in spite of soaring inflation. Six of eight policymakers voted to maintain the SELIC rate (Special System for Settlement and Custody / Sistema Especial de Liquidação e Custódia) and two decided voted for a hike. Interest Rate in Brazil averaged 15.68% from 1999 until 2016, reaching an all time high of 45% in March of 1999 and a record low of 7.25% in October of 2012. The interest rate in Brazil is reported by the Banco Central do Brasil.

During the 2nd half of 2015 and the first two months of 2016, rating credit agencies, Standard & Poor’s, Moody’s and Fitch, have downgraded Brazil's investment credit rating. In general, the downgrade reflects the economy's deeper recession than previously anticipated, continued adverse fiscal developments and political uncertainty that could further undermine the government's capacity to effectively implement fiscal measures to stabilize the growing debt burden.

Standard & Poor's credit rating for Brazil stands at BB+. Moody's rating for Brazil sovereign debt is Baa3. Fitch's credit rating for Brazil is BBB. In general, sovereign wealth funds, pension funds and other investors to gauge the credit worthiness of Brazil thus having a big impact on the country’s borrowing costs use a credit rating.Developments in the Peruvian economy

Developments in the Peruvian Economy

Our operations in Peru accounted for 9.1% of our consolidated revenues from ordinary activities for the year ended December 31, 2015. Accordingly, the Company is sensitive to macroeconomic conditions in Peru.

According to the Central Bank of Peru, Peruvian GDP grew 5.8%, 2.4% and 3.3% in 2013, 2014 and 2015, respectively. This was on the back of a lower contribution to GDP from investments, particularly in its mining sector, and subdued private consumption. Falling exports were the main culprit for these two effects. Peru´s external accounts and exports were affected by weaker global demand and lower commodity prices. The government of Peru is being proactive in developing anticyclical measures to boost growth with a series of large infrastructure projects.

Urban unemployment rates have remained at stable and low levels during recent years. According to the INEI, in 2013, 2014 and 2015 the unemployment rate was 4.2%, 4.7% and 5.7%, respectively. At its December 2015 meeting, the Central Bank of Peru moved raised the reference rate to at 34.275% in light of the monetary authority’s inflation expectation of 2.0% for 2015 in order to maintain the convergence of inflation expectations that are above that target range. The CPI index increased from 2.98%, 3.2% and 4.4%  in 2013, 2014 and 2015, respectively as reported by INEI. Interest rates increased during 2015 and were influenced by the growth of the reference rate in its effort to tame inflation; by the exchange rate depreciation, mixed signals on the recovery of the world economy, a fragile economic recovery among Peru’s trading partners and high volatility in foreing exchange and finantial markets. Interest rates were later reduced in January 2015.

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

According to the World Bank, following a decade of record-high growth, Peru’s economy has remained strong and resilient despite the persistent global uncertainty, thanks to strong fundamentals, supportive terms of trade and sound policy management. Over the 2010-2015 period, the Peruvian economy experienced GDP growth at an average annual rate of 4.8%, and the average annual inflation rate increased to 32.38% in the same period.

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

Developments in the Colombian economy

Our operations in Colombia accounted for 8.3% of our consolidated revenues from ordinary activities for the year ended December 31, 2015. Accordingly, the Company is sensitive to macroeconomic conditions in Colombia.

Beginning in 2007 Colombia grew rapidly, attracting a record U.S.$10.6 billion in foreign direct investment in 2008 according to the World Bank. However, Colombia’s credit rating was not raised to investment grade by Moody’s and S&P until 2011, when economic growth accelerated and the threat posed by guerrilla groups and organized crime receded. Moody’s upgraded Colombia from Baa3 to Baa2, two notches above junk grade, with a stable outlook in July 2014 and remaining stable in 2015. Fitch also ratified Colombia sovereign in BBB with stable outlook.. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

By the end of 2015 Colombia's rating was higher than Brazil, Latin America’s largest economy, based on strong growth dynamics supported by government infrastructure programs encompassed in the “4G” plan, while noting moderate fiscal deficits. Security concerns, historically a major issue for Colombia, have not disappeared, but have been waning after several major government wins against domestic guerrilla groups. Colombia has cut its intentional homicide rate by almost half since 2002, when former President Alvaro Uribe took office, according to the World Bank, and increased investor confidence by sustaining moderate fiscal deficits, maintaining inflation stable and increasing economic growth according to Moody’s.

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

We believe Colombia will be able to respond with both fiscal and monetary countercyclical policies if the international outlook further deteriorates. The most severe risks to the Colombian economy continue to be external; the consequences on the real economy of the sovereign debt crisis in Europe coupled with moderate growth in the United States may affect commodity prices and foreign investment inflows to emerging markets. Domestically, the most significant risk is the failure to execute important public works that are part of the set of infrastructure projects the country desperately needs and for which resources are available. See “Risk Factors – Risks Related to Colombia”

GDP growth was 4.0% in 2012, 4.9% in 2013, 4.4% in 2014, 3.1% in 2015 and the expected growth is 3.0% in 2016.  Retail sales have increased 4.1% in 2012, 4.7% in 2013, 7.5% in 2014 and 6.5% in 2015 according to DANE. The retail sector in Colombia is underpenetrated with 51% of the retail sector being informal according to Credit Suisse Research, as of 2013.

Private consumption has recovered since 2009 as illustrated by the real growth rates of 0.9%, 5.0%, 5.5%, 4.8%, 4.9%, 4,7% in 2009, 2010, 2011, 2012, 2013 and 2014, according to DANE. We believe this increase in real growth rate has been a key driver in retail growth in Colombia.

Unemployment has gradually decreased in the last few years. According to the Central Bank of Colombia, the unemployment rate was 11.3%, 11.1%, 10.8%, 10.4% and 8.4% in 2009, 2010, 2011, 2012 and 2013, respectively. The unemployment rate was 11.3%, 11.1%, 10.8%, 10.4%, 9.7%, and 9.1% in 2009, 2010, 2011, 2012, 2013 and 2014, respectively. The unemployment rate was 8.9% as of December 31, 2015.

We believe one factor differentiates the Colombian recovery from its Latin American peers has been the favorable behavior of inflation, which has been well within the inflation target band of 2-4% set up by the Central Bank of Colombia. Headline inflation ended at 2.4% for 2012, 1.9% for 2013 and 3.7% for 2014. However, in 2015 the inflation was higher than the Central Bank target of 6.8% as a result of the devaluation of the peso and the negative impact on food products supply caused by weather phenomenon “El Niño” that affected the local harvests.

Fiscal deficit has shown an increasing trend. It was 1.9% in 2012, 2.2% in 2013, 2.6% in 2014 and is estimated to have been 3.0% in 2015.  This deficit has increased government debt to GDP ratios which stood at 51.7% in 2015.

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

A significant proportion of our expected revenue growth is based on our expansion activities, including acquisitions and organic growth. We forecast that our revenue for 2016 will be approximately U.S.$16 billion based on the company’s expected revenue growth, due primarily to our expansion activities and growing same store sales. For the same period we expect to invest U.S.$500 million.

The organic growth plan for the next four years (2016-2019) contemplates investments of U.S$2.5 billion and will be financed mainly by cash generated from operations (this plan does not take into account the resources that would be eventually generated from the potential separation of the Shopping Centers Division or the sale of non-strategic assets).

Distribution by Type of Investment
Divestment activities

We profit from the opportunistic disposition of land for which we no longer have immediate use. These dispositions allow us to monetize the capital gains from such land and allocate capital efficiently. From time to time, we may leverage our favorable position in and knowledge of the land and market to engage in opportunistic selling transactions.

Impact of acquisitions

No acquisitions were made in the 2013, 2014 and 2015 fiscal periods.

Impact of organic expansion

During the year ended December 31, 2015, (a) in Chile, we opened seven new stores in our supermarket division adding 9,674 square meters of selling space, we added two new stores in our home improvement division with an additional 17,463 square meters of selling space; (b) in Argentina, we had a net closing of four supermarkets and reduced selling space by 2,952 square meters; (c) in Brazil, we had a net opening of three stores and expanded selling space by 9,169 square meters; (d) in Peru, we had three net openings in our supermarkets division and expanded selling space by 7,826 square meters; (e) in Colombia, we opened one supermarket store and added 1,197 square meters of selling space. In addition, maintenance expenditures for existing stores are estimated to have been at U.S.$108 million in 2015. In our shopping centers division we had a recution in GLA of 1,846 square meters in Chile, 4,312 square meters in Argentina and added 477 square meters in Peru, totaling a reduction of 5,680 square meters.

During the year ended December 31, 2014, (a) in Chile, we opened 14 new stores in our supermarket division adding 21,637 square meters of selling space, we added one new store in our home improvement division with an additional 5,648 square meters of selling space, and we added two stores in our department stores division with an additional 3,695 square meters of selling space; (b) in Argentina, we opened two home improvement stores that added selling space for 10,297 square meters; (c) in Brazil, we had a net closing of two stores but expanded selling space by 5,448 square meters; (d) in Peru, we had no net openings in our supermarkets division but expanded selling space by 2,340 square meters and we opened three new department stores that added selling space of 13,025 square meters; (e) in Colombia, we opened one Easy store that added selling space of 6,587. In addition, Maintenance expenditures for existing stores are estimated to have been at U.S.$75 million in 2014. In our shopping centers division we had investments that added GLA in excess of 20,635 square meters in Chile, 40,105 square meters in Argentina and 12,803 square meters in Peru, totaling 73,543 square meters.

During the year ended December 31, 2013, we opened two supermarkets in Argentina, 10 in Chile, one in Peru, three in Colombia and 17 in Brazil. We opened six department stores in Peru and 5 home improvement stores in Colombia, four of these stores were cash & carry stores that have been refurbished and converted into home improvement stores following the Carrefour acquisition, while the same division opened one store in Argentina and one in Chile. During the year ended December 31, 2013, we also opened one shopping center in Peru.

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

	2015
	Total 2014	Openings	Closings	Acquisitions	Total 2015
Chile				—
Supermarkets	238	10	3	—	245
Home Improvement	33	2	0	—	35
Department Stores	79	0	0	—	79
Shopping Centers	25	0	0	—	25
Total Chile	375	0	0	—	375
Argentina
Supermarkets	290	1	5	—	286
Home Improvement	50	0	0	—	50
Shopping Centers	22	0	0	—	22
Total Argentina	362	0	0	—	362
Brazil
Supermarkets	220	4	2	—	222
Total Brazil	220	0	0	—	220
Peru
Supermarkets	87	3	0	—	90
Department Stores	9	0	0	—	9
Shopping Centers	4	0	0	—	4
Total Peru	100	0	0	—	100
Colombia
Home Improvement	100	3	2	—	101
Supermarkets	10	0	0	—	10
Shopping Centers	2	0	0	—	2
Total Colombia	112	0	0	—	112
Total	1,169	0	0		1,169

	2014
	Total 2013	Openings	Closings	Acquisitions	Total 2014
Chile
Supermarkets	224	14	1	—	238
Home Improvement	32	1	—	—	33
Department Stores	77	2	—	—	79
Shopping Centers	25	—	—	—	25
Total Chile	358	17	1	—	375
Argentina				—
Supermarkets	290	1	1	—	290
Home Improvement	48	2	—	—	50
Shopping Centers	18	4	—	—	22
Total Argentina	356	9	1	—	362
Brazil				—
Supermarkets	221	3	5	—	220
Total Brazil	221	3	5	—	220
Peru				—
Supermarkets	87	1	1	—	87
Department Stores	6	—	—	—	9
Shopping Centers	3	1	—	—	4
Total Peru	96	2	1	—	100
Colombia				—
Home Improvement Stores	9	1	—	—	10
Supermarkets	100	2	2	—	100
Shopping Centers	2	—	—	—	2
Total Colombia	111	1	2	—	112
Total	1,142	13	8	—	1,168

	2013
	Total 2012	Openings	Closings	Acquisitions	Total 2013
Chile
Supermarkets	214	9	1	0	222
Home Improvement	31	1	0	0	32
Department Stores	77	1	2	0	78
Shopping Centers	23	0	0	0	25
Total Chile	345	11	3	0	357
Argentina
Supermarkets	288	5	3	0	290
Home Improvement	47	1	0	0	48
Shopping Centers	18	0	0	0	18
Total Argentina	353	6	3	0	356
Brazil
Supermarkets	204	11	0	0	221
Total Brazil	204	11	0	0	221
Peru
Supermarkets	86	1	0	0	87
Department Stores	0				6
Shopping Centers	3	1	0	0	2
Total Peru	89	2	0	0	95
Colombia
Home Improvement	4	5	0	0	9
Supermarkets	96	4	0	0	100
Shopping Centers	2	0	0	0	2
Total Colombia	102	9	0	0	111
Total	1,091	39	6	0	1,142

Impact of exchange rate fluctuations

The Chilean peso, as well as the currencies of the countries in which we operate, has been subject to large volatility in the past and could be subject to significant fluctuations in the future. During 2015 and 2014, the value of the Chilean peso relative to the U.S. dollar depreciated approximately 17.0% and 15.7%, respectively; the Argentine Peso depreciated approximately 51.7% and 31.2% against the U.S. dollar, respectively; the Brazilian Real depreciated approximately 49.8% and 13.4% against the U.S. dollar, respectively; the Peruvian Sol depreciated approximately 14.1% and 6.7% against the U.S. dollar, respectively, and the Colombian peso depreciated 33.0% and 24.2% against the U.S. dollar, respectively. The observed exchange rate for the Chilean peso on January 2, 2016 was Ch$710.16 per U.S.$1.00. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” and “Item 10. Additional Information—D. Exchange Controls.”

Our sales in each of our countries of operations are priced in local currencies. To the extent that the Chilean peso depreciates against the U.S. dollar or the currencies of any of our countries of operation, our revenues may be adversely affected when expressed in Chilean pesos. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in Chilean pesos (such as our corporate overhead) and a significant part of our indebtedness is denominated in Chilean pesos. As of December 31, 2015, 32% of our interest-bearing debt was denominated in U.S. dollars, after taking into account cross-currency swaps, and the remainder of our interest-bearing debt was primarily UF- or Chilean peso-denominated.

Seasonality

Historically, we have experienced distinct seasonal sales patterns at our supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, we promote the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, we usually experience a decrease in sales during the summer vacation months of January and February. Our sales for the first and fourth quarters of 2015 represented 24.1% and 27.7% respectively, of our total sales for such year.

We do not experience significant seasonality in the home improvement sector. Home improvement store sales for the first and fourth quarters of 2015 represented 23.7% and 28.7% of our total home improvement sales.

Our department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter, which represented 32.7% of total sales for the year 2015, while the first quarter represented 32.7% of total annual sales, respectively.

Our shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for our shopping centers. For example, during the fourth quarter of 2015 our Chile shopping center revenues represented 29.1% of total Chile shopping center revenues for the year. We generally charge our shopping center tenants double rent for the month of December which is payable in February of the following year when they will have realized collections in respect of most holiday season sales.

Joint Venture

On June 20, 2014, the Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into the Joint Venture Framework Agreement with BNS and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile. As part of the agreement, Scotiabank Chile acquired a fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest of each of the Subject Companies. On April 13, 2015, the Superintendency of Banks and Financial Institutions of Chile announced its approval of the joint venture between the Company and ScotiaBank.

Under IFRS 5, “Disposal of subsidiaries, business and non-current assets”, the Subject Companies are considered as from June 20, 2014, as “Assets held for sale” as a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Joint Venture Framework Agreement and the occurrence of such transaction is deemed highly probable by management. IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets shall cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, and be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or in the financial statements themselves. Accordingly, our consolidated financial information for the three years ended December 31, 2015, 2014 and 2013 has been restated to present the result of operations of the financial services segment in Chile as discontinued operations.

Potential Separation of the Shopping Centers Division

On January 30, 2015, the board of directors of the Company resolved to evaluate a potential separation of the Company’s Shopping Centers Division. The possible separation would, as per our current plans, primarily involve shopping centers in Argentina, Chile, Peru and Colombia. This operation would involve the development of a plan for investment in additional expansions and new projects as indicated. The Company currently expects that it would maintain a majority position in the resulting entity. Any transaction ultimately undertaken with respect thereto will be subject to approval by the board of directors of the Company as well as the procurement of any other regulatory approvals required under applicable law.

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

After evaluating the development of the Supermarkets – Brazil segment during first half 2015, the Company has considered that there were qualitative triggering events indicating that the goodwill of the Supermarkets - Brazil CGU could be at risk of impairment. According to this, a new calculation of the recovery value of the CGU Supermarkets Brazil was made by taking into account the adjusted assumptions and updated business outlook. The value in use was obtained by discounting the future cash flows at their present value, using an updated WACC rate.

The financial model showed that the recoverable amount of the Supermarkets in Brazil was lower than the carrying value of its long-term assets, for this reason, the Group recorded a goodwill impairment in the amount of Ch$116,771 million (BRL$566 million). This impairment loss was recognized within the consolidated statement of comprehensive income by function, as of June 30, 2015.

As of December 31, 2015 the performance of the supermarkets segment in Brazil, evidenced by meeting allocated budgets set in the second half of 2015, gives no reasons for recording any further impairment in this.

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

The fair value measurement for this type of investment has been categorized as a level III of the fair value hierarchy based on the inputs used in the valuation technique. Investment properties are valued on a highest and best use basis. Changes in Level 3 fair values are analyzed at each reporting date during the quarterly valuation discussions between the CFO, AC and the valuation team. As part of this discussion, the team presents a report that explains the reasons for the fair value movements.

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

For investment property, the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country. The rates used at December 31, 2015 were 6.73% in Chile, 22.5% in Argentina, 7.50% in Peru and 7.66% in Colombia (at December 31, 2014: 7.09% in Chile, 22.53% in Argentina, 7.80% in Peru and 7.70% in Colombia). To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country. As a result of the project of tax reform in Chile enacted in the second half of the year 2014, the company conducted an assessment of changes in the legislation and included such in determining the fair value of the investment properties from June 30, 2014. For more information related to cash flows and main variables used please refer to note 4.3 of our audited consolidated financial statements.

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

For management purposes, we are organized into six operating segments:

●
“supermarkets,” which includes the results of our: Jumbo, Santa Isabel, Disco, Vea, Wong, Metro, GBarbosa, Perini, Bretas and Prezunic supermarkets and hypermarkets in Chile, Argentina, Brazil, Colombia and Peru, our Eletro-show stores, GBarbosa pharmacies in Brazil and Peru and gas stations in Brazil and Colombia;

●	“shopping centers,” which includes the results of our shopping centers in Chile, Argentina, Colombia and Peru;

●	“home improvement stores,” which includes the results of our Easy and Blaisten home improvement stores in Chile, Argentina and Colombia;

●	“department stores,” which includes the results of our Paris and Johnson department stores in Chile and Paris in Peru;

●
“financial services,” which primarily includes the results of our credit card businesses and consumer loans, as well as our limited insurance brokerage operations in Argentina, and Peru and through joint ventures in Chile with Scotiabank, in Brazil with Banco Bradesco and Colpatria in Colombia; and

●	“other,” which includes the results of our entertainment centers, loyalty programs and our corporate back-office operations.

We base operations and resource allocation decisions on these six segments. The operating segments are disclosed in a coherent way consistent with the presentation of internal reports we use in our internal controls and disclosure processes. These operating segments derive their revenues primarily from the sale of products and rendering of services to retail consumers.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table presents, for the periods indicated, certain items of our statement of profit and loss:

	Year Ended December 31,
	2015	2014	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	8,045,566	8,159,237	(1.4)%
Shopping Centers	248,026	214,850	15.4%
Home improvement	1,469,246	1,225,616	19.9%
Department stores	1,051,642	991,442	6.1%
Financial services	165,820	117,679	40.9%
Other	11,039	2,205	400.6%
Total revenues from ordinary activities	10,991,338	10,711,029	2.6%

Cost of sales:
Supermarkets	(6,014,367)	(6,216,769)	(3.3)%
Shopping Centers	(33,984)	(28,029)	27.6%
Home improvement	(962,485)	(800,342)	20.3%
Department stores	(749,412)	(741,279)	1.1%
Financial services	(49,276)	(39,046)	26.2%
Other	(3,702)	(1,967)	9.9%
Total cost of sales	(7,813,226)	(7,827,432)	(0.2)%

Gross profit:
Supermarkets	2,031,199	1,942,468	4.6%
Shopping Centers	214,042	186,821	13.7%
Home improvement	506,761	425,275	19.2%
Department stores	302,229	250,163	20.8%
Financial services	116,544	78,632	48.2%
Other	7,337	(238)	(730.9)%
Total gross profit	3,178,112	2,883,597	10.2%

Administrative expenses, distribution costs and other expenses	(2,675,486)	(2,482,777)	7.8%
Other income	210,521	114,438	84.0%
Share of profits of invetments accounted for using the equity method	14,067	6,208	126.6%
Financial income	14,939	6,709	122.7%
Financial expenses	(259,038)	(180,258)	43.7%
Other losses	(124,455)	(6,515)	1.810.3%
Exchange differences	(116,743)	(24,411)	378.2%
Losses from indexation	(22,009)	(39,576)	(44.4)%
Income (loss) before taxes	219,908	277,416	(20.7%)
Income tax charge	(58,540)	(125,932)	(53.5)%
Profit from continuing operations	161,368	151,485	6.5%
Profit from discontinued operations	70,617	12,662	457.7%
Net profit	231,985	164,146	41.3%
Profit attributable to non-controlling shareholders	44	(748)	N/A
Profit attributable to controlling shareholders	231,941	164,895	40.7%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased Ch$280,308 million, or 2.6%, to Ch$10,991,338 million for the year ended December 31, 2015, from Ch$10,711,029 million for the same period in 2014, as a result of positive contributions from all business segments in local peso terms, partially affected by the depreciation of local currencies (Brasilian real and Colombian peso). The largest increase in home improvement reflects the growth in same store sales (SSS) in Argentina, followed by department stores, financial service and shopping centers. The increase of revenues was offset by lower revenues from the supermarket business reflecting the impact of the Brazilian real and Colombian peso.

Supermarkets

Our consolidated revenue from ordinary activities from our supermarkets decreased Ch$113,671 million, or 1.4%, to Ch$8,045,566 million for the year ended December 31, 2015, from Ch$8,159,237 million for the same period in 2014, primarily due to (i) a revenue decrease of Ch$476,770 million, or 22.1%, in our Brazilian operations, resulting from a 21.9% depreciation of the BRL against the CLP and negative 6.3% in same stores sales, ii) a decrease of Ch$158,811 million or 15.9% in revenues from our Colombian operations due to the depreciation of the COP against the CLP by 12.0%, partially offset by a positive same store sales of 1.4%. On the other hand, our Argentine operations posted a revenue increase of 18.8%, or Ch$341,167 million on the back of positive same store sales of 16.8% in local currency, iv) an increase of Ch$149,909 million in our Chilean supermarket operations due to a 4.6% increase in same store sales, as well as the addition of seven new stores compared to the same period in 2014, and (v) opening of three stores and a 0.8% increase in same stores sales in Peru which increased revenues by Ch$30,834 million, or 3.7%, in that region.

Home improvement stores

Our consolidated revenue from ordinary activities from our home improvement stores increased Ch$243,630 million, or 19.9%, to Ch$1,469,246 million for the twelve months ended December 31, 2015, from Ch$1,225,616 million for the same period in 2014, primarily due to (i) an increase of Ch$217,995 million, or 31.5%, in our Argentine operations as a result of a 30.2% increase in same store sales ii) an increase in revenues of Ch$29,329 million, or 6.3% in Chile resulting from a 3.1% increase in same store sales and the addition of two new stores and iii) a decrease in revenues from our Colombian operations of Ch$3,694 million, or 5.5%, due to the 12.0%  devaluacion of the COP against the CLP partially offset by the 4.2% same store sale increase, and the opening of one store during the period.

Department stores

Our consolidated revenue from ordinary activities from our department stores increased Ch$60,199 million, or 6.1%, to Ch$1,051,642 million for the twelve months ended December 31, 2015, from Ch$991,442 million for the same period in 2014, primarily due to i) an increase of Ch$40,488 million, or 4.3%, in our Chilean operations as a result of a 3.3% increase in same store sales and ii) an increase in revenues of Ch$19,711 million, or 50.2% in Peru resulting from a 13.7% increase in same store sales and an improvement in sales mix.

Shopping centers

Our consolidated revenue from ordinary activities from our shopping centers increased Ch$33,230 million, or 15.5%, to Ch$248,026 million for the twelve months ended December 31, 2015, from Ch$214,796 million for the same period in 2014, primarily due to i) an increase in revenues from our Chilean operations of Ch$13,338 million, or 11.1%, as a result of the improved performance of our flagship development Costanera Center, higher contribution from our parking area and an increase in occupancy rate to 98.2%, ii) an increase in revenues from our Argentinean operations of Ch$19,545 million, or 29.4%, as a result of an increase in average pricing to reflect the increase of inflation in the country, iii) an increase in revenues from our Peruvian operations of Ch$1,429 million or an increase of 8.2%, primarily due to an increase in occupancy rate from 90.2% to 95.2% and iv) a decrease of Ch$1,082 million in revenues from our Colombian operations due mainly to the lower occupancy rate y/y, from 29.7% to 26.9% in 2015 in addition to the devaluation of the COP against CLP in the period.

Financial services

Our consolidated revenue from ordinary activities from our financial services increased Ch$48,141 million, or 40.9%, to Ch$165,820 million for the twelve months ended December 31, 2015, from Ch$117,679 million for the same period in 2014, primarily due to (i) an increase in revenues from our Argentine operations of Ch$35,238 million, or 52.0%, as a result of an increase in the size of our loan portfolio ii) an increase in revenues of Ch$6,187 million, or 14.5%, from our Peruvian operations as a result of portfolio expansion from the growth of our department store business partially, iii ) an increase of Ch$1,214 million, or 31.6%, in Brazil, due to a payment to run the credit card operation in Prezunic offset by a decrease in the size of our loan portfolio in the country and (iv) a decrease in revenues from our Colombian operations of Ch$2,441 million, or 30.2% reflecting the devaluation of the Cop against the CLP partialle offset by the slight increase in the size of our loan portfolio.

Cost of sales

Our consolidated cost of sales decreased Ch$14, 206 million, or 0.2%, to Ch$7,813,226 million for the twelve months ended December 31, 2015 from Ch$7,827,432 million for the same period in 2014, reflecting primarily the efficiency plans and the review of commercial strategies, in addition to better commercial agreements with suppliers and lower shrinkage, offset by the increase in obsolescence provision of CLP 7,978 million and the rise in sales of 2.6%.

Supermarkets

Our consolidated cost of sales in our supermarkets decreased Ch$202,402 million, or 3.3%, to Ch$6,014,367 million for the twelve months ended December 31, 2015 from Ch$6,216,769 million for the same period in 2014, due to i) a decrease in cost of sales in Brazil of Ch$416,508 million, or 24.0%, as a result of a 22.1% decrease in sales due mainly to the BRL devaluation against CLP; ii) a Ch$134,443 million, or 16.7%, decrease in cost of sales in Colombia due to a 15.9% decrease in sales after the COP devaluation against CLP, iii) an increase in cost of sales in Argentina of Ch$218,298 million or 17.4% iv) and an increase of Ch$109,907 million, or 6.2%, in Chile due mainly to a Ch$2,059 million provision of obsolescence partially offset by the review on the commercial strategy and v) an increase of Ch$20,345 million in Peru as a result of an increase of 3.7% in sales.

Home improvement stores

Our consolidated cost of sales in home improvement stores increased Ch$162,144 million, or 20.3%, to Ch$962,485 million for the twelve months ended December 31, 2015 from Ch$800,342 million for the same period in 2014, mainly due to (i) an increase in costs in Argentina of Ch$140,935 million or 33.5% in line with the increase in revenues and a Ch$3,318 million due to the change in the obsolescence provision and (ii) in Chile the increase in costs was Ch$22,992 million or 7.0% reflecting the increase in the provision of obsolescence of Ch$2,041 million to be more conservative. These effects were partially offset by a decrease in cost of sales in Colombia of Ch$1,783 million, or 3.6%, as a result of the expansion of our operations in the country and the provision of inventories obsolescence of Ch$560 million.

Department stores

Our consolidated cost of sales in our department stores increased Ch$8,133 million, or 1.1%, to Ch$749,412 million for the twelve months ended December 31, 2015 from Ch$741,279 million for the same period in 2014, due to (i) an increase of Ch$13,625 million, or 40.3%, in cost of sales in Peru as a result of the abovementioned expansion of the department store business in the country and (ii) a decrease in cost of sales in Chile of Ch$5,492 million, or 0.8%, as a result of lower promotional activity.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers increased Ch$7,356 million, or 27.6%, to Ch$33.984 million for the twelve months ended December 31, 2015 from Ch$26,627 million for the same period in 2014, due to (i) an increase in Argentina of Ch$3,906 million, or 20.9%, as a result of increased revenues of 29.4% and an improvement in lease agreements with third parties, (ii) an increase of Ch$2,662 million in cost of sales for our Peruvian operations due to an increase in utility costs (iii) an increase in cost of sales in Chile of Ch$861 million or 11.8% in line with the increase in revenues of 11.1%. These effects were partially offset by a decrease in cost of sales in Colombia of Ch$72 million, or 19.3%, due in part to the decrease in revenues of 10.7% and better commercial condition with our tenors.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services division increased 26.2%, or Ch$10,229 million, to Ch$49,276 million for the twelve months ended December 31, 2015 from Ch$39,046 million for the same period in 2014, due to an increase of Ch$12,315 million, or 75.8% in Argentina as a result of the growth of our loan portfolio offset by a decrease of Ch$1,359 million, or 6.0% in Peru reflecting the investment to increase the portfolio in the country.

Gross profit

Our consolidated gross profit increased 10.2%, or Ch$294,515 million, to Ch$3,178,112 million for the twelve months ended December 31, 2015 from Ch$2,883,597 million for the same period in 2014, primarily due to gross profit improvement in all five business units after the implementation of the focus on efficiency. The improvement in gross margin reflects better commercial conditions with suppliers, lower promotional activity and improved levels of shrinkage, offset by a Ch$7,978 million one off provision due to the change in obsolescence of inventories.

Our consolidated gross profit as a percentage of revenues from ordinary activities increased 215 bps to 29.1% for the twelve months ended December 31, 2015 from 26.9% for the same period in 2014.

Supermarkets

Our consolidated gross profit in our supermarkets increased Ch$88,731 million, or 4.6%, to Ch$2,031,199 million for the twelve months ended December 31, 2015 from Ch$1,942,468 million for the same period in 2014, as a result of (i) an increase in gross profit of Ch$40,002 million, or 6.8%, in Chile as a result of lower shrinkage and savings from the centralization of processes (mat, bakery and prepared food) and better logistics, partially offset by Ch$2,059 million primarily due to the change in  obsolescence of inventories (ii) an increase in gross profit of Ch$10,489 million, or 5.7%, in Peru as a result of the focus of the company in efficiency and (iii) an increase of Ch$122,870 million, or 22.1%, in Argentina as a result of sales growth and lower promotional activity year on year partially offset by the effect of the devaluation of the BRL and Cop against the CLP. In Colombia gross profit decreased by Ch$24,368 million, or 12.6%, however, gross margin increased 74 bps, from 19.3%, to 20.0% in 2015 due to higher rebates and better commercial agreements with suppliers. In our Brazilian operations, gross margin decreased Ch$60,261 million, or 14.2%, however, gross margin increased 196 bps, from 19.5% to 21.5%, due mainly to lower shrinkage levels, a more competitive pricing strategy, lower logistical costs and better commercial conditions with suppliers.

Home improvement stores

Our consolidated gross profit in our home improvement stores increased Ch$81,486 million, or 19.2%, to Ch$506,761 million for the twelve months ended December 31, 2015 from Ch$425,275 million for the same period in 2014. The increase in gross margin reflects i) an increase in gross profit from ordinary activities in Argentina of Ch$77,060 million from Ch$272,265 million in 2014, to Ch$349,324 million in 2015, as a result of better commercial conditions with suppliers and an improvement in inventory management, which allowed us to reduce the amount of obsolete inventory partially offset by a provision of Ch$3,318 million of obsolescence and ii) an increase in gross profit from ordinary activities in Chile of Ch$6,338 million from Ch$135,932 million in 2014 to Ch$142,270 million in 2015, as a result of a one off provision due to the change in the provision of obsolescence of inventories of Ch$2,041 million and higher sales and lower logistical expenses. These effects were partially offset by the Ch$1,911 million decrease in gross profit from our Colombian business due to the devaluation of the COP against the CLP, a Ch$560 million of the change in the obsolescence provision and a high comparison basis in 2014 that implied the incorporation of upfront payments from suppliers because of the store openings last year.

Department stores

Our consolidated gross profit in our department stores increased Ch$52,066 million, or 20.8%, to Ch$302,229 million for the twelve months ended December 31, 2015 from Ch$250,163 million for the same period in 2014, reflecting the improvement in both Chile and Peru. In Chile we posted an increase in gross profit of Ch$45,981 million, or 18.8%, during the twelve months ended December 31, 2015 compared to the same period in 2014 driven by a change in pricing strategy at Johnson and quality improvement in the sales mix in Chile as well as lower promotional activity versus last year. In Peru, gross profit increased Ch$6,086 million, or 112.4%, as a result of the increase in size of the operation.

Shopping centers

Our consolidated gross profit in our shopping centers increased Ch$25,873 million, or 13.7%, to Ch$214,042 million for the twelve months ended December 31, 2015 from Ch$188,169 million for the same period in 2014, as a result of (i) an increase in gross profit in Chile of Ch$12,477 million, or 11.0%, related to the higher occupancy rates, better performance of Costanera Center and higher contribution from our parking business and (ii) an increase in gross profit in Argentina of Ch$15,639 million, or 32.6%, as a result higher annual settlement of contracts to reflect the increase in inflation and also higher allocation of common expenses to third parties based on the higher inflation level.  This was partially offset by (i) a decrease in gross margin contribution in Colombia of Ch$1,011 million, or 10.4%, mainly due to the devaluation of the COP against the CLP in the period and (ii) a decline in gross profit in Peru of Ch$1,233 million, or 7.2%, as a result of higher utility costs long with greater depreciation expenses.

Financial services

Our consolidated gross profit in our financial services segment increased Ch$37,912 million, or 48.2%, to Ch$116,744 million for the twelve months ended December 31, 2015 from Ch$78,632 million for the same period in 2014, as a result of (i) a larger loan portfolio and improved risk management activities at our Argentine operations, which increased gross profit in Argentina by Ch$22,923 million, or 44.5%, (ii) growth of our loan portfolio in Peru as a result of the development of our department store business, which fueled portfolio growth by financing in-store purchases, increasing gross profit by Ch$7,546 million or 37.2% and (iii) the expansion of our Brazilian operations by Ch$1,214 million, or 31.6%.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased Ch$192,709 million, or 7.8%, to Ch$2,675,486 million for the twelve months ended December 31, 2015 from Ch$2,482,777 million for the same period in 2014. This increase reflects the 2.6% increase in revenue from ordinary activities, and the impact of the reduction in headcount to improve efficiency across all businesses.

Other income by function

Our consolidated other income by function increased by Ch$96,083 million, or 84.0%, to Ch$210,521 million for the twelve months ended December 31, 2015 from Ch$114,438 million for the same period in 2014, as a result of an increase in the fair value of properties in the period reflecting the increase in inflation from our Argentine operation, higher contribution from our parking area,  and in Chile a lower discount rate used in the twelve month period ended December 31, 2015 compared to the same period in 2014.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	As of December 31,
	2015	2014	% Change
	(in millions of Ch$)
Participation in earnings of associates	14,067	6,208	126.6%
Financial income	14,939	6,709	122.7%
Financial expenses	(259,038)	(180,258)	43.7%
Other gains (losses)	(124,455)	(6,515)	1.810.3%
Exchange differences	(116,743)	(24,411)	378.2%
Losses from indexation	(22,009)	(39,576)	(44.4)%
Total losses from financial and other activities	(493,239)	(237,843)	107.4%

Our consolidated losses from financial and other activities increased for the twelve month period ended December 31, 2015 compared to the same period in 2014, in light of the following factors:

●
An increase in exchange differences of Ch$92,332 million, resulting in exchange losses of Ch$116,743 million for the twelve month period ended December 31, 2015 compared to exchange losses of Ch$24,411 million for the same period in 2014, as a result of a the CLP depreciation against the USD and the increase in the unhedge portion on the debt, that went from 11% in 2014 to 32% in 2015.

●
An increase in financial expenses of Ch$78,781 million, resulting in a financial expense of Ch$259,038 million for the twelve months ended December 31, 2015 compared to a financial expense of Ch$180,258 million for the same period in 2014 as a result of higher variable interest rates and the mark to market of the hedge portion; and

●	An increase in other gains (losses) of Ch$117,940 million, resulting mainly from the imparment of the Brazilian assets.

These were offset by:

●
A decrease in losses from indexation of Ch$17,567 million as a result of a lower inflation rate in Chile, resulting in a loss of Ch$22,009 million for the twelve months ended December 31, 2015, compared to a loss of Ch$39,576 million for the same period in 2014.

Income tax charge

For the twelve month period ended December 31, 2015, we had an income tax expense of Ch$58,540 million, compared to an income tax expense of Ch$125,932 million for the same period in 2014. This decrease of Ch$67,392 million was primarily due to the establishment of a new legal precedent in Colombia that enabled the use of CREE tax67 loss divestment to be used as deferred tax asset, resulting in a positive effect in 2015 of  Ch$43,697 million. In 2014, the effective income tax rate was impacted by the Chilean tax reform (Ch$23,212 million), the net taxable impact of price level restatement in Chile for (Ch$ 25,080 million), offset by the amortization of deductible expenses of fiscal goodwill in Colombia for Ch$39,609 million related to the Carrefour acquisition.

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

Profit (loss) from continuing operations

As a result of the above factors, our net earnings increased Ch$9,883 million, or 6.5%, to Ch$161,368 million for the twelve months ended December 31, 2015 from Ch$151,485 million for the same period in 2014. Our net earnings, as a percentage of revenues from ordinary activities, increased to 1.5% for the twelve months ended December 31, 2015 from 1.4% for the same period in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table presents, for the periods indicated, certain items of our statement of income:
	Year Ended December 31,
	2014	2013	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	8,159,237	7,682,994	6.2%
Home improvement stores	1,225,616	1,176,890	4.1%
Department stores	991,442	970,360	2.2%
Shopping centers	214,850	205,332	4.6%
Financial services	117,679	81,651	44.1%
Other	2,205	16,932	(87.0)%
Total revenues from ordinary activities	10,711,029	10,134,158	5.7%
Cost of sales:
Supermarkets	(6,216,769)	(5,782,590)	7.3%
Home improvement stores	(800,342)	(787,402)	1.6%
Department stores	(741,279)	(701,530)	5.7%
Shopping centers	(28,029)	(23,341)	20.1%
Financial services	(39,046)	(25,938)	50.5%
Other	(1,967)	(3,451)	(43.0)%
Total cost of sales	(7,827,432)	(7,324,252)	6.7%
Gross profit:
Supermarkets	1,942,468	1,900,404	2.9%
Home improvement stores	425,275	389,487	9.2%
Department stores	250,163	268,830	(6.9)%
Shopping centers	186,821	181,991	2.7%
Financial services	78,632	55,713	41.1%
Other	238	13,481	(98.2)%
Total gross profit	2,883,597	2,809,907	3.1%
Administrative expenses, distribution costs and other expenses	(2,482,777)	(2,357,582)	5.3%
Other revenues by function	114,438	108,291	5.7%
Participation in earnings of associates	6,208	10,289	(39.7)%
Financial income	6,709	5,999	11.8%
Financial expenses	(180,258)	(196,592)	(8.3)%
Other earnings	(6,515)	(3,165)	105.8%
Exchange differences	(24,411)	(22,787)	7.1%
Losses from indexation	(39,576)	(18,885)	109.6%
Income (loss) before taxes	277,416	335,476	(17.3)%
Income tax charge	(125,932)	(94,068)	33.9%
Profit from continuing operations	151,485	241,408	(37.2)%
Profit from discontinued operations	12,662	8,357	51.5%
Net income	164,146	249,765	(34.3)%
Profit attributable to non-controlling shareholders	(748)	(166)	352.0%
Profit attributable to controlling shareholders	164,895	249,930	(34.0)%

67 The CREE is a Colombian National tax which applies over profits and gains obtained by companies which are likely to enrich them. This tax replaced certain wage-based social contributions.

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

Supermarkets

Our consolidated revenue from ordinary activities from our supermarkets increased Ch$476,244 million, or 6.2%, to Ch$8,159,237 million for the year ended December 31, 2014, from Ch$7,682,994 million for the same period in 2013, primarily due to (i) a revenue increase of Ch$150,415 million, or 7.5%, in our Brazilian operations, resulting from a 2.5% depreciation of the CLP against the BRL and positive same stores sales, (ii) an increase of Ch$127,502 million in our Chilean supermarket operations due to a 4.3% increase in same store sales related to the improved performance of our Santa Isabel format and the steady performance of our Jumbo operations in the country, as well as the addition of 14 new stores compared to the same period in 2013, (iii) a 4.6% increase in same stores sales in Peru which increased revenues by Ch$91,207 million, or 12.2%, in that region, and (iv) an increase of Ch$80,467 million in revenues from our Colombian operations due to positive same store sales in the second half of the year and increases in perishable products. Our Argentine operations posted a revenue increase of 1.5%, or Ch$26,653 million on the back of positive same store sales of 29.0% in local currency, which were partially offset by an 11.8% depreciation in the AR$ against the CLP in the period.

Home improvement stores

Our consolidated revenue from ordinary activities from our home improvement stores increased Ch$48,726 million, or 4.1%, to Ch$1,225,616 million for the twelve months ended December 31, 2014, from Ch$1,176,890 million for the same period in 2013, primarily due to (i) an increase in revenues from our Colombian operations of Ch$20,994 million, or 45%, due to an 8.7% increase in selling space as a result of the opening of one store and due to CLP variations against the COP during the period, (ii) an increase in revenues of Ch$16,817 million, or 4% in Chile resulting from a 2.7% increase in same store sales and the addition of one new store (iii) an increase of Ch$10,915 million, or 2%, in our Argentine operations as a result of a 27.5% increase in same store sales which was partially offset by the 11.8% depreciation in the ARS against the Chilean peso in the period.

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

Cost of sales

Our consolidated cost of sales increased Ch$503,180 million, or 6.9%, to Ch$7,827,432 million for the twelve months ended December 31, 2014 from Ch$7,324,252 million for the same period in 2013, primarily due to an increase in sales of 5.7%.

Supermarkets

Our consolidated cost of sales in our supermarkets increased Ch$434,179 million, or 7.5%, to Ch$6,216,769 million for the twelve months ended December 31, 2014 from Ch$5,782,590 million for the same period in 2013, due to (i) an increase in cost of sales in Brazil of Ch$170,154 million, or 11%, as a result of a 7.5% increase in sales; (ii) an increase of Ch$98,232 million, or 5.9%, in Chile which was in line with the sales growth the country experienced, (iii) an increase of Ch$75,182 million in Peru as a result of an increase of 12.2% in sales as well as increased costs in connection with increased promotional pricing activities, (iv) a Ch$66,305 million, or 9.0%, increase in cost of sales in Colombia due to a 8.8% increase in sales and (v) an increase in cost of sales in Argentina of Ch$11,648 million or 0.9%.

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

Gross profit

Our consolidated gross profit increased 2.6%, or Ch$73,691 million, to Ch$2,883,597 million for the twelve months ended December 31, 2014 from Ch$2,809,907 million for the same period in 2013, primarily due to gross profit improvement in the supermarket and home improvement segments.

Our consolidated gross profit as a percentage of revenues from ordinary activities decreased 70 bps to 27.0% for the twelve months ended December 31, 2014 from 27.7% for the same period in 2013.

Supermarkets

Our consolidated gross profit in our supermarkets increased Ch$42,064 million, or 2.2%, to Ch$1,942,468 million for the twelve months ended December 31, 2014 from Ch$1,900,404 million for the same period in 2013, as a result of (i) an increase in gross profit of Ch$29,270 million, or 5.2%, in Chile as a result of the improved performance of our Santa Isabel format and the steady performance of our Jumbo operations in the country, (ii) an increase in gross profit of Ch$16,025 million, or 9.6%, in Peru as a result of a 12.2% increase in sales, (iii) an increase of Ch$15,005 million, or 2.8%, in Argentina as a result of sales growth and improved inventory management and (iv) an increase in gross profit in Colombia of Ch$14,162 million or 7.9%, in line with sales growth experienced. Gross profit as a percentage of revenues from ordinary activities decreased for the supermarkets segment to 24.0% for the twelve months ended December 31, 2014 compared to 24.7% for the same period of 2013 as a result of a lower gross profit in our Brazilian operations due to increased inventory shrinkage for the operation, and as a result of increased cost of sales in Peru and Colombia due to increased promotional activities to better position our brands and support our market share in those regions.

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

Other revenues by function

Our consolidated other revenues by function increased by Ch$6,146 million, or 5.7%, to Ch$114,438 million for the twelve months ended December 31, 2014 from Ch$108,291 million for the same period in 2013, as a result of an increase in the fair value of properties in the period and a lower discount rate used in the twelve month period ended December 31, 2014 when compared to the same period in 2013 partially offset by the negative effect of rising tax rates on our cash flow model.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased Ch$125,195 million, or 5.3%, to Ch$2,482,777 million for the twelve months ended December 31, 2014 from Ch$2,357,582 million for the same period in 2013. This increase was in line with the related 5.7% increase in revenue from ordinary activities.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	As of December 31,
	2014	2013	% Change
	(in millions of Ch$)
Other gains (losses)	(182,077)	(152,142)	19.7%
Participation in earnings of associates	6,208	10,289	(39.7)%
Financial income	6,709	5,999	11.8%
Financial expenses	(180,258)	(196,592)	(8.3)%
Other earnings	(6,515)	(3,165)	105.8%
Exchange differences	(24,411)	(22,787)	7.1%
Losses from indexation	(39,576)	(18,885)	109.6%
Total losses from financial and other activities	(419,919)	(377,282)	11.3%

Our consolidated losses from financial and other activities increased 11.3% for the twelve month period ended December 31, 2014 compared to the same period in 2013, in light of the following factors:

●
An increase in Other gains (losses) of Ch$(29,935) million, resulting mainly the fair value of derivative contracts in connection with our hedging activities of our U.S.$ denominated debt (please see Note 3 to our Financial Statements for further details on our hedging activities); and

●
A decrease in financial expenses of Ch$16,334 million, resulting in a financial expense of Ch$180,258 million for the twelve months ended December 31, 2014 compared to a financial expense of Ch$196,592 million for the same period of 2013 as a result of lower variable interest rates. As presented, financial expenses were reduced as a result of a lower debt load, despite greater working capital needs; and

which were offset by:

●
An increase in exchange differences of Ch$1,624 million, resulting in exchange losses of Ch$24,411 million for the twelve month period ended December 31, 2014 compared to exchange losses of Ch$22,787 million for the same period of 2013 as a result of the mark to market of the derivatives offset by a lower CLP/USD depreciation.

●
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

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014 for Discontinued Operations

The following table presents, for the periods indicated, certain items of the statement of income for our discontinued operations:

	Year Ended December 31,
	2015	2014	% Change
	(in millions of Ch$)
Revenues from discontinued operations:
Total revenues	(60,760)	201,826	(69.9)%
Cost of sales from discontinued operations:
Total cost of sales	20,400	(55,799)	(63.4)%
Gross profit from discontinued operations:
Total gross profit	40,360	146,027	(72.4)%

Administrative expenses, distribution costs and other expenses	(17,371)	(69,130)	(74.9)%
Other revenues by function	436	191	129.0%
Financial expenses (net)	(14,223)	(38,693)	(63.2)%
Other earnings	61,376	35	173573.7%
Exchange differences	2,761	(19,199)	N/A %
Losses from indexation	(38)	(4,970)	(99.2)%
Income (loss) before taxes	73,301	14,261	414.0%
Income tax charge	(2,684)	(1,599)	67.8%
Profit from Discontinued Operations	70,617	12,662	457.7%

Basic earnings (loss) per share	25	4	457.7%
Diluted earnings (loss) per share	25	4	450.8%

Revenues from discontinued operations

Discontinued operations

Our consolidated revenue from discontinued operations decreased Ch$141,066 million, or 69.9%, to Ch$60,760 million for the twelve months ended December 31, 2015, from Ch$201,826 million for the same period in 2014, primarily due to the Joint Venture Framework Agreement with Scotiabank in May 1, 2015. As a result of that, the companies CAT Administradora de Tarjetas S.A., Operadora de Procesos S.A., Servicios Integrales S.A, y CAT Corredores de Seguros y Servicios S.A. were desconsolidated as of that date. (See Note 34 that further explains this transaction and accounting treatment for the investment on these associated entities).

Cost of sales

Discontinued operations

Our consolidated cost of sales from discontinued operations, primarily provisions for bad debts and collection and processing costs, decreased 63.4%, or Ch$35,399 million, to Ch$20,400 million for the twelve months ended December 31, 2015 from Ch$55,799 million for the same period in 2014, due to the effects of the Joint Venture Framework Agreement with Scotiabank in May 2015.

Gross profit

Discontinued operations

Our consolidated gross profit from discontinued operations decreased Ch$105,667 million, or 72.4%, to Ch$40,360 million for the twelve months ended December 31, 2015 from Ch$146,027 million for the same period in 2014 as a result of the Joint Venture Framework Agreement with Scotiabank on May 2015.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses from discontinued operations decreased Ch$51,759 million, or 74.9%, to Ch$17,371 million for the twelve months ended December 31, 2015 from Ch$69,130 million for the same period in 2014. This decrease was due to the effects of the Joint Venture Framework Agreement with Scotiabank on in May 2015.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities from discontinued operations, as well as the percentage variation from period to period:

	As of December 31,
	2015	2014	% Change
	(in millions of Ch$)
Other revenues by function	436	191	129.0%
Financial expenses (net)	(14,223)	(38,693)	(63.2)%
Other earnings	61,376	35	173573.7%
Exchange differences	2,761	(19,199)	(114.4)%
Losses from indexation	(38)	(4,970)	(99.2)%
Total losses from financial and other activities	50,312	(62,636)	N/A

Our consolidated income from financial and other activities from discontinued operations increased for the twelve month period ended December 31, 2015 compared to a loss from financial activities in 2014, in light of the following factors:

●
A decrease in financial expenses of Ch$24,470 million, resulting in a financial expense of Ch$14,223 million for the twelve months ended December 31, 2015, compared to a financial expense of Ch$38,693 million for the same period of 2014 as a result of portfolio expansion in the period;

●
An decresase in exchange rate differenceslosses of Ch$21,960 million, resulting in an income of Ch$2,761 million for the twelve months ended on December 31, 2015 compared to a loss of Ch$19,199 million for the same period in 2014 as a result of the effects of the Joint Venture Framework Agreement with Scotiabank on in May 2015.

●
A decrease in losses stemming from indexation of Ch$4,932 million as a result of the effects of the Joint Venture Framework Agreement with Scotiabank on May 2015, resulting in a loss of Ch$38 million for the twelve months ended on December 31, 2015, compared to a loss of Ch$4,970 million for the same period of 2014.

●
An increase in other gains (losses) of Ch$61,341 million, from Ch$35 million for the twelve months ended December 31, 2014 to Ch$61,376 million in the same period of 2015 due to gains from the sale of the 51% stake in the credit card financial business in Chile. The generated profit includes Ch$30,144 million corresponding to the benefit related to the measurement at fair value of  non-controlling interest in subsidiaries held after the sale.

Income tax charge

For the twelve months ended December 31, 2015, we had an income tax expense of Ch$2,684 million, compared to an income tax expense of Ch$1,599 million for the same period in 2014. This increase of Ch$1,084 million was a consequence of the net income tax in 2015 after the sale of the 51% stake in the Chilean credit card operation.

Profit (loss) from discontinued operations

As a result of the above factors, our net earnings from discontinued operations increased Ch$57,955 million, or 457.7%, to Ch$70,617 million for the twelve months ended December 31, 2015 from Ch$12,662 million for the same period in 2014. Our net earnings, as a percentage of revenues from ordinary activities, increased to 116.2% for the twelve months ended December 31, 2015 from 6.3% for the same period in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013 for Discontinued Operations

The following table presents, for the periods indicated, certain items of the statement of income for our discontinued operations:

	Year Ended December 31,
	2014	2013	% Change
	(in millions of Ch$)
Revenues from discontinued operations:
Total revenues	201,826	206,882	(2.4)%
Cost of sales from discontinued operations:
Total cost of sales	(55,799)	(59,817)	(6.7)%
Gross profit from discontinued operations:
Total gross profit	146,027	147,065	(0.7)%

Administrative expenses, distribution costs and other expenses	(69,130)	(90,340)	(23.5)%
Other revenues by function	191	423	(54.9)%
Financial expenses (net)	(38,693)	(34,973)	10.6%
Other earnings	35	16	120.9%
Exchange differences	(19,199)	(9,670)	98.5%
Losses from indexation	(4,970)	(2,074)	139.6%
Income (loss) before taxes	14,261	10,447	36.5%
Income tax charge	(1,599)	(2,089)	(23.4)%
Profit from Discontinued Operations	12,662	8,357	51.5%

Basic earnings (loss) per share	4.5	3.0	457.7%
Diluted earnings (loss) per share	4.5	3.0	450.8%

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

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses from discontinued operations decreased Ch$21,210 million, or 23.5%, to Ch$69,130 million for the twelve months ended December 31, 2014 from Ch$90,340 million for the same period in 2013. This decrease was above the related revenue contraction of 2.4%, and was due to cost cutting, expense control and enhanced productivity initiatives across our business division.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities from discontinued operations, as well as the percentage variation from period to period:

	As of December 31,
	2014	2013	% Change
	(in millions of Ch$)
Other gains (losses)	35	16	118.8%
Financial income	260	145	79.3%
Financial expenses	(38,953)	(34,973)	10.6%
Exchange differences	(19,199)	(9,670)	98.5%
Losses from indexation	(4,970)	(2,074)	139.6%
Total losses from financial and other activities	(62,827)	(46,412)	35.4%

Our consolidated losses from financial and other activities from discontinued operations increased 14% for the twelve month period ended December 31, 2014 compared to the same period in 2013, in light of the following factors:

●
An increase in financial expenses of Ch$3,720 million, resulting in a financial expense of Ch$38,953 million for the twelve months ended on December 31, 2014, compared to a financial expense of Ch$34,973 million for the same period of 2013 as a result of portfolio expansion in the period;

●
An increase in exchange rate differences of Ch$9,529 million, resulting in a loss of Ch$19,199 million for the twelve months ended on December 31, 2014 compared to a loss of Ch$9,670 million for the same period in 2013 as a result of the devaluation of local currencies against the U.S. dollar; and

●
An increase in losses stemming from indexation of Ch$2,896 million as a result of a higher inflation rate in Chile, resulting in a loss of Ch$4,970 million for the twelve months ended on December 31, 2014, compared to a loss of Ch$2,074 million for the same period of 2013, which were partially offset by:

●
An increase in Other gains (losses) of Ch$19 million, from Ch$16 million for the twelve months ended December 31, 2013 to Ch$35 million in the same period of 2014 due to the fair value of derivative contracts, and;

●	An increase in financial income from Ch$145 million for the twelve months ended December 31, 2013 to Ch$260 million for the same period in 2014 due to investments made by the Company with excess cash.

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

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our principal sources of liquidity have historically been:

●	cash generated by operations;

●	short-term credit extended by suppliers;

●	cash from borrowings and financing arrangements; and

●	financing provided to us by sellers of businesses we have acquired.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

●	acquisition of, or investments in, companies engaged in the retail business; and

●	capital expenditures for property, plant and equipment.

The Joint Venture transaction with Scotiabank for the Credit Card business in Chile also allowed the Company to reduce the use of funds devoted to fund the increase in the portfolio in Chile.

At December 31, 2015 we had a positive working capital of Ch$75,680 million.

At December 31, 2014 we had a negative working capital of Ch$712,928 million.

At December 31, 2013 we had a negative working capital of Ch$526,480 million.

On April 1, 2014, we refinanced liabilities in a collective amount of approximately U.S.$770 million, reducing liquidity needs for the next 24 months. This debt roll-over operation had the support of 10 regional Banks: BBVA, Banco de Bogotá, Bradesco, Banco del Estado de Chile, HSBC, Mizuho Bank, Banco Popular de Colombia, Rabobank, Santander and Sumitomo Mitsui Banking Corporation, in addition to other competitive offers. Proceeds were used to refinance liabilities in Chile, Brazil, Peru and Colombia with new terms ranging from three to six years, as follows: U.S.$270 million in Chile, U.S.$60 million in Peru, U.S.$144 million in Brazil and U.S.$179 million in Colombia. As a result of this refinancing, the average maturity of our outstanding debt was extended while its terms and conditions remained unchanged. This refinancing is in line with the company’s financial strategy, seeking to extend payment terms for its debt, shifting focus to the operation and ultimately deleverage the company.

We believe that our cash from operations, current financing initiatives and cash and cash equivalents are sufficient to satisfy our capital expenditures and debt service obligations in 2016. We anticipate financing any future acquisitions or capital expenditures for property, plant and equipment with cash from operations and additional indebtedness.

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

Indebtedness

At December 31, 2015, financial liabilities reached Ch$3,170,539 million, a 7.2% increase when compared to December 31, 2014. As of December 31, 2015 our net financial debt was Ch$2,864,652 million, up from Ch$ 2,590,150 million as of December 31, 2014.

Our total financial debt includes both fixed-rate and variable-rate debt. Taking into account the effects of cross currency swaps, excluding Banco Paris indebtedness, at December 31, 2015, approximately 27% of our debt was variable-rate, and the remainder was fixed-rate. At December 31, 2015, approximately 30.5 % of our debt was denominated in U.S. dollars, approximately 14.6% in UF, approximately 50.1% in Chilean pesos, approximately 1.9% in Argentine pesos, approximately 0.9% in Peruvian nuevos soles, approximately 1.9% in Brazilian reais and approximately 0.1% in Colombian Pesos. As part of our financial management policies, from time to time we enter into swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Our strategy is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total debt.

In March, 2013, we completed a preemptive rights offering in the Chilean market that raised U.S.$1,600 million, and used the proceeds from that capital increase to prepay the outstanding amount of the Bridge Loan Agreement of U.S.$1,500 million. The rest of the proceeds of the capital increase were used to pay other short term liabilities.

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

Credit facilities (Banks loans and bonds)

At December 31, 2015, our principal bank credit facilities and bonds (including interest) consisted of the following:

	As of December 31, 2015
	Currency	Amount	Maturity		Amount
		Outstanding	Date		Outstanding
Banks:		(in U.S.$)			(in Ch$ Th)
Chile
BBVA CHILE	CLP	9,093,627	N/A	*	6,457,930
BANCO ESTADO	CLP	38,651,929	N/A	*	27,449,054
SCOTIABANK	USD	66,931,983	23-10-2017		47,532,417
RABOBANK	USD	40,377,667	04-10-2018		28,674,604
MIZUHO BANK	USD	50,251,940	27-03-2019		35,686,918
SANTANDER CHILE	CLP	71,730,550	29-03-2019		50,940,167
SUMITOMO	USD	50,238,193	01-04-2019		35,677,155
BANCO ESTADO	CLP	56,146,602	28-06-2019		39,873,071
RABOBANK	USD	50,278,051	26-03-2020		35,705,461
BBVA CHILE	CLP	50,079,290	02-02-2021		35,564,309
Total Chile		483,779,832			343,561,085

Brazil
HSBC BRASIL	BRL	11,869,993	N/A	*	8,429,594
SAFRA	BRL	12,607,797	N/A	*	8,953,553
SANTANDER BR	BRL	11,347,017	N/A	*	8,058,198
HSBC BRASIL	BRL	38,013,943	19-12-2016		26,995,982
HSBC BRASIL	BRL	30,411,155	19-12-2016		21,596,786
HSBC BRASIL	BRL	7,602,789	19-12-2016		5,399,197
BANCO NORDESTE	BRL	1,202,439	16-12-2018		853,924
SANTANDER BR	BRL	237,297	16-12-2019		168,519
SANTANDER BR	BRL	67,799	16-12-2019		48,148
Total Brazil		113,360,229			80,503,900

Argentina
BBVA FRANCES	ARS	5,199,282	N/A	*	3,692,322
BANCO CIUDAD AR	ARS	11,614,161	N/A	*	8,247,913
BANCO GALICIA	ARS	11,231,151	N/A	*	7,975,914

IFC	USD	7,752,421	16-08-2016		5,505,459
Total Argentina		35,797,015			25,421,608

Colombia
COLOMBIA	COP	328,603	N/A	*	233,361
Total Colombia		328,603			233,361

Bonds:
Incabond 2	PEN	39,239,797	12-08-2017		27,866,534
Incabond 1	PEN	83,017,316	05-05-2018		58,955,577
Bcenc-E	CLF	72,750,711	07-05-2018		51,664,645
Regs/144a 2021	USD	768,447,917	20-01-2021		545,720,973
Regs/144a 2023	USD	1,226,162,500	20-01-2023		870,771,561
Regs/144a 2025	USD	662,925,069	12-02-2025		470,782,867
Jumbo B	CLF	71,859,385	01-09-2026		51,031,661
Bcenc-F	CLF	163,809,032	07-05-2028		116,330,622
Bcenc-J	CLF	109,849,285	15-10-2029		78,010,568
Bcenc-N	CLF	163,535,073	28-05-2030		116,136,067
Bcenc-O	CLP	76,682,583	01-06-2031		54,456,903
Regs/144a 2045	USD	358,952,951	12-02-2045		254,914,028
Total Bonds		3,797,231,619			2,696,642,007

*	Non-committed overdraft credit facilities with no set maturity.

In addition, at December 31, 2015, we had Ch$32,549 million in financial leasings.

At December 31, 2015 we had over Ch$466,587 million in uncommitted lines of credit with the regional banks that we work with. We deal with a wide diversity of banks around the world. We believe, if necessary, we can reopen our existing international bonds or issue one or more new series of bonds as appropriate, or can obtain commercial paper in the Chilean market.

Our loan agreements and outstanding bonds contain a number of covenants requiring us to comply with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require us to maintain:

●	a ratio of consolidated Net Financial Debt to consolidated net worth not exceeding 1.2 to 1;

●	a ratio of consolidated Net Financial Debt to EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters for such period of less than 5.25 to 1;

●	unencumbered assets in an amount equal to at least 120% of the outstanding principal amount of total liabilities;

●	minimum consolidated assets of at least UF 50.5 million; and

●	minimum consolidated net worth of at least UF 28.0 million.

As of the date of this annual report, we are in compliance with all of our loan and debt instruments.

Leases

We have significant operating lease obligations. At December 31, 2015, 53.3% of our total selling space was located on leased properties. Our store leases typically have a term ranging from 10 to 32 years and provide for both monthly fixed and variable lease payments. Our shopping center leases typically have terms of more than 30 years and provide for fixed monthly rent payments.

Acquisitions

No acquisitions were completed during the 2013-2015 fiscal period.

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented for continuing operations.

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Net cash from operating activities	743,600	374,900	302,066
Net cash used in investing activities	31,797	(235,392)	(309,367)
Net cash (used in) from financing activities	(673,868)	(31,798)	(115,918)

Cash flows for year ended December 31, 2015 compared to year ended December 31, 2014 for continuing operations.

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$101,529 million for the year ended December 31, 2015 compared to a net cash inflow of Ch$107,710 million for the year ended December 31, 2014.

Operating activities. Our net cash flows from operations increased to Ch$743,600 million for the year ended December 31, 2015 from Ch$374,900 million for the year ended December 31, 2014. This increase was produced mainly due to the revenue from sale of goods and services. In the supermarket division the increase was primarily attributable to increased cash flows of Ch$491,884 million from Ch$352,955 million as a result of a higher contribution from Chile, Colombia and Brazil, partially offset by a lower contribution from Argentina and Peru. Our Department Store, Shopping centers and Financial Service divisions also saw improvements in their cash flows from operations, with cash flows from Department Store operations improving to Ch$ 71,084 million for the year ended December 31, 2015 from Ch$31,121 million for the year ended December 31, 2014. Net cash flow from Financial Services operations increased to Ch$214,871 million for the year ended December 31, 2015 from Ch$31,803 million for the year ended December 31, 2014 as a result of the joint Venture agreement with Scotiabank. Net cash flow from shopping center operations improve to Ch$ 134,752 million for the year ended December 31, 2015 from Ch$ 124,890 million for the year ended December 31, 2014 as a result of greater contribution from Chile, Argentina and Peru.

Investing activities. Net cash flow from investing activities amounted to Ch$31,797 million for the year ended in December 31, 2015 compared to Ch$(235,692) million for the year ended December 31, 2014. This change was mainly due to net cash flow from supermarket investing activities amounting to Ch$ (130,868) million for the year ended December 31, 2015 compared to Ch$(154,641) million for the year ended December 31, 2014 due to lower investment across the region. Net cash flow from home improvement investing activities amounted to Ch$ (49,861) million for the year ended December 31, 2015 compared to Ch$(22,292) million for the year ended December 30, 2014. The variation was primarily due to higher organic growth in Chile and Colombia during 2015 compared to 2014. Net cash flow from department store investing activities amounted to Ch$(22,433) million for the year ended December 31, 2015 compared to Ch$(15,108) million for the year ended December 31, 2014 due to greater investment in IT for the strengthening of the e-commerce platform. Net cash flow from shopping center investing activities amounted to Ch$ 3,383 million for the year ended December 31, 2015 compared to Ch$(33,155) million for the year ended December 31, 2014. The variation was primarily due to fewer openings and lower maintenance costs. Net cash flow from financial services investing activities amounted to Ch$ 353,037 million for the year ended December 31, 2015 compared to Ch$(253) million for the year ended December 31, 2014, due to the execution of the sale to Scotiabank of 49% interest in our financial retail operation in Chile.

Financing activities. Net cash flows from financing activities amounted to Ch$ (673,868) million for the year ended December 31, 2015 compared to Ch$(31,798) million, for the year ended December 31, 2014. During 2015 several derivative agreements designated as cash flow hedges and fair value hedges were included into a recouponing operation. The operation involved the modification of the referential exchange rate for all instruments, while all other elements such as terms, notional and maturity were maintained as initially subscribed. Recouponing of these aforementioned cross currency swap agreements produced cash inflows amounting Ch$ 51,016 million included in the consolidated statements of cash flows under the "Other cash inflows (outflows)" line. In addition, this change was primarily due to net cash flows from supermarket financing activities amounting to Ch$ (308,854) million for the year ended December 31, 2015 compared to Ch$(177,846) million for the year ended December 31, 2014. The variation was related to higher inflows from loans as a consequence of net payments in order to reduce leverage. Net cash flows from home improvement financing activities decreased to Ch$ 86,744 million for the year ended December 31, 2015 from Ch$ 33,326 million for the year ended December 31, 2014 due to lower financing need of working capital partially offset by higher capex expenditure. Net cash flows from department store financing activities amounted to Ch$ (61,828) million for the year ended December 31, 2015 compared to Ch$(2,624) million for the year ended December 31, 2014. of net payments in order to reduce leverage. Net cash flows from shopping center financing activities amounted to Ch$ (123,874) million for the year ended December 31, 2015 compared to Ch$(89,306) million for the year ended December 31, 2014 of net payments in order to reduce leverage. Net cash flows from financial service financing activities increased to Ch$ (509,526) million for the year ended December 31, 2015 from Ch$ 32,862 million for the year ended December 31, 2014 due to higher portfolio growth in Argentina and Peru.

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

Operating activities. Our net cash flows from operations increased to Ch$375,656 million for the year ended December 31, 2014 from Ch$302,066 million for the year ended December 31, 2013. The increase was primarily attributable to our supermarket division, where cash flows increased to Ch$352,955 million from Ch$297,980 million as a result of a higher contribution from Chile, Peru and Colombia, partially offset by a lower contribution from Argentina and Brazil. All other divisions also saw improvement in their cash flows from operations with cash flows from home improvement operations improving to Ch$ (7,610) million for the year ended December 31, 2014 from Ch$ (11,153) million for the year ended December 31, 2013. Net cash flow from department store operations increased to Ch$ 31,121 million for the year ended December 31, 2014 from Ch$ 23,490 million for the year ended December 31, 2013 as a result of better inventory management. Net cash flow from shopping center operations increased to Ch$ 124,890 million for the year ended December 31, 2014 from Ch$ 116,801 million for the year ended December 31, 2013 as a result of greater contribution from Chile, Colombia and Peru. Net cash flow from financial service operations increased to Ch$ 31,803 million for the year ended December 31, 2014 from Ch$ (1,250) million for the year ended December 31, 2013 due to a 47.3% and a 13.3% portfolio growth in Argentina and Peru, respectively.

Investing activities. Net cash flow from investing activities amounted to Ch$ (235,392) million for the year ended in December 31, 2014 from Ch$ (309,367) million for the year ended December 31, 2013. This change was mainly due to net cash flow from supermarket investing activities amounting to Ch$ (154,641) million for the year ended December 31, 2014 from Ch$ (250,967) million for the year ended December 31, 2013. 80% of the variation is explained by lower investment in Property, Plant and Equipment driven by lower investments in Brazil and Chile, partially offset by higher investments in Argentina, Colombia and Peru. Net cash flow from home improvement investing activities amounted to Ch$ (22,076) million for the year ended December 31, 2014 from Ch$ (27,988) million for the year ended December 30, 2013. The variation was primarily due to lower organic growth in the region during 2014 compared to 2013. Net cash flow from department store investing activities amounted to Ch$ (15,108) million for the year ended December 31, 2014 from Ch$ (14,195) million for the year ended December 31, 2013. The variation was primarily because of higher investments in Properties, Plant and Equipment for the net opening of two stores in Chile and three stores in Peru compared to December 2013. Net cash flow from shopping center investing activities amounted to Ch$ (33,155) million for the year ended December 31, 2014 from Ch$ (56,305) million for the year ended December 31, 2013. The variation was primarily due to lower investments for Costanera Center and the remodeling of our shopping centers. Net cash flow from financial services investing activities amounted to Ch$ (253) million for the year ended December 31, 2014 from Ch$ (86) million for the year ended December 31, 2013, due to less cash invested in the other retail businesses and in mutual funds.

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

Investing activities. Our net cash outflows from investing activities decreased 84% to Ch$309,367 million for the year ended December 31, 2013 from Ch$1,876,091 million for the year ended December 31, 2012 due to the higher comparison basis for the 2012 period as a result of the inorganic expansion of the supermarket business into Colombia in addition to organic expansion that the company experienced throughout its markets in 2012 due to the opening of 117 stores and three shopping centers in 2012 versus the opening of 46 stores in 2013. During 2012, the company invested Ch$1,535,105 million for the purchase of subsidiaries and to obtain control of other companies such as our supermarket operations in Colombia for Ch$1,179,000 million, the initial payment for Johnson of Ch$243,000 million and Prezunic of Ch$102,000 million. Additionally, the company made investments in property, plants and equipment, mainly in Chile, of Ch$268,000 million for our shopping centers, supermarkets and home improvement segments. In Brazil we made investments in property, plants and equipment of Ch$96,000 million and in Argentina of Ch$88,000 million.

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

Analysis of cash flows for discontinued operations

The following table summarized our generation and use of cash for the periods presented for discontinued operations.

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Net cash from operating activities	107,449	14,583	62,717
Net cash from/(used in) investing activities	(169,095)	1,996	(11,141)
Net cash from/(used in) financing activities	(35,259)	(80,580)	8,888

Cash flows for year ended December 31, 2015 compared to year ended December 31, 2014 from discontinued operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$96,904 million for the year ended December 31, 2015 compared to a net cash outflow of Ch$64,001 million for the year ended December 31, 2014.

Operating activities. Our net cash flows from operations increased to Ch$107,449 million for the year ended December 31, 2015 from Ch$(14,583) million for the year ended December 31, 2014. The increase was primarily attributable to improved business performance.

Investing activities. Our net cash flows used in investing activities increased to inflows of Ch$169,095 million for the year ended December 31, 2015 from inflows of Ch$1,996 million for the year ended December 31, 2014 reflecting the effect of the Joint Venture Framework Agreement with ScotiaBank in Chile.

Financing activities. Our net cash flows used in financing activities decrease to outflows of Ch$35,259 million for the year ended December 31, 2015 from inflows of Ch$80,580 million for the year ended December 31, 2014, reflecting the effect of the Joint Venture Framework Agreement with ScotiaBank in Chile.

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

Capital expenditures and permanent investments

The following table presents our capital expenditures for the periods indicated:

	Years ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Capital expenditures68	(171,606)	(227,433)	(317,710)
Permanent investments69	—	—	—
Total	(171,606)	(227,433)	(317,710)

Our total capital expenditures were approximately Ch$171,606 million, Ch$227,433 million and Ch$317,710 million in 2015, 2014 and 2013, respectively. In each of these years, our capital expenditures were made primarily to develop and expand our stores and shopping centers. In 2015, 2014 and 2013 we had no permanent investments as there were no acquisitions made in the period. In the past, permanent investments were primarily related to acquisitions.

In 2015, we invested approximately Ch$171,606 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we opened 7 new stores in our supermarket division adding 9,674 square meters of selling space, we added two new stores in our home improvement division with an additional 17,463 square meters of selling space. In Argentina, we closed four supermarket stores reducing 2,952 square meters of selling area. In Brazil, we had a net opening of three stores expanding selling space by 9,169 square meters. In Peru, we had three net openings in our supermarkets division and expanded selling space by 7,826 square meters. In Colombia, we opened one supermarket store adding 1,197 square meters and an Easy store that added selling space of 6,587. In addition, Maintenance expenditures for existing stores are estimated to have been at U.S.$108 million in 2015. In our shopping centers division we had a net reduction of GLA of 1,846 square meters in Chile, 4,312 square meters in Argentina and added 477 square meters in Colombia, totaling a reduction of 5,680 square meters.

In 2014, we invested approximately Ch$227,433 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we opened 14 new stores in our supermarket division adding 21,637 square meters of selling space, we added one new store in our home improvement division with an additional 5,648 square meters of selling space, and we added two stores in our department stores division with an additional 3,695 square meters of selling space. In Argentina, we opened two home improvement stores that added selling space for 10,297 square meters. In Brazil, we had a net closing of two stores but expanded selling space by 5,448 square meters. In Peru, we had no net openings in our supermarkets division but expanded selling space by 2,340 square meters and we opened three new department stores that added selling space of 13,025 square meters. In Colombia, we opened one Easy store that added selling space of 6,587. In addition, Maintenance expenditures for existing stores are estimated to have been at U.S.$75 million in 2014. In our shopping centers division we had investments that added GLA in excess of 20,635 square meters in Chile, 40,105 square meters in Argentina and 12,803 square meters in Peru, totaling 73,543 square meters.

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

68 Purchase of property, plant and equipment.
69 Primarily investments in acquired companies. See “—A. Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” above for additional details regarding our acquisition activities in recent years.

In 2016, we expect to invest U.S.$500 million. The organic growth plan for the next four years (2016-2019) contemplates investments of U.S$2.5 billion and will be financed mainly by cash generated from operations (this plan does not take into account the resources that would be eventually generated from the potential spinoff of the Shopping Centers Division or the sale of non-strategic assets).

Distribution by Type of Investment
Our projected capital expenditures may vary substantially from the numbers set forth above as a result of a variety of factors including competition and the cost, currencies and availability of the necessary funds.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations70 and commitments as of December 31, 2015:

	Less than One Year	One to Three Years	Three to Five Years	Thereafter	Total
	(in millions of $)
Long-term debt obligations	0	547.116	453.149	3.213.990	4.214.254
Short-term debt obligations	352.537	0	0	0	352.537
Time deposits and other Bank Balances	94.871	32.611	306	3.115	130.903
Leases obligations and other financial liabilities	158.248	561.862	1.333.458	19.851	2.073.419
Commercial loans	1.885.722	4.503	0	0	1.890.225
Tax Liabilities	0	0	0	0	0
Other financial liabilities Option	2.323	0	0	0	2.323
Total	2.493.701	1.146.092	1.786.913	3.236.956	8.663.662

70 Short-term obligations include the short-term portion of the long-term debt and accrued interest expenses (the latest variable rate is considered to calculate the accrued interest expenses; local rates such as TAB (tasa camara) are set at the end of the period).

G. SAFE HARBOR

See section entitled “Forward-Looking Statements” in this annual report for forward-looking statement safe harbor provisions.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Age	Years at Cencosud71
Horst Paulmann Kemna72	Chairman of the Board	81	37
Heike Paulmann Koepfer	Director	46	16
Peter Paulmann Koepfer	Director	47	19
Richard Büchi Buc	Director	63	2
Cristián Eyzaguirre	Director	67	11
David Gallagher	Director	71	4
Julio Moura	Director	63	4
Roberto Philipps	Director	69	13
Erasmo Wong73	Director	71	6

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

71 Including years in other positions at Cencosud.
72 Horst Paulmann Kemna is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer.
73 Resigned on August 27, 2015.

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

Erasmo Wong. Mr. Wong was a member of our Board of Directors since 2008. Mr. Wong has a civil engineering degree from the National University of Engineering in Peru and post graduate degrees from the High Management Program and the First Program for Presidents, both from the University of Piura. He has been President of GSI Association (Formerly EAN Peru) and is currently Vice-president of the Marketing Association of Peru and the Retail and Department Stores Association. Prior to joining Cencosud, Mr. Wong was the president for Supermercados Wong in Peru until 2008, when it was acquired by Cencosud. Mr. Wong resigned from our Board of Directors, effective August 25, 2015.

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Age	Years at Cencosud74
Jaime Soler75	Chief Executive Officer	44	10
Carlos Mechetti	General Counsel	46	21
Stefan Krause76	Projects Managing Director	60	31
Rodrigo Larrain77	Chief Financial Officer	44	3
Bronislao Jandzio	Audit Managing Director	61	17
Patricio Rivas	Financial Retail Managing Director	53	13
Antonio Ureta78	Home Improvement Stores Managing Director	42	13
Andrés Artigas	Chief Information Officer	50	10
Rodrigo Hetz	Human Resources Managing Director	41	5
Renato Fernandez	Corporate Affairs Managing Director	42	4
Ricardo Bennett	Department Stores Managing Director	41	9
Carlos Madina79	Real Estate Managing Director	49	24

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

Juan Manuel Parada. Mr. Parada was our Chief Financial Officer since 2012. Between 2008 and 2012, he was General Manager of our supermarkets operations in Peru. Prior to 2008, Mr. Parada worked in various leadership roles in Cencosud. Mr. Parada has also served as Regional Manager for Airports at Lan Airlines and as a senior consultant at Accenture, based in Buenos Aires and London. Mr. Parada has a degree in Business Administration from Universidad Blas Pascal of Cordoba and an MBA from the MIT Sloan School of Management. Mr. Parada tendered his resignation effective as of October 2, 2015.

Rodrigo Larrain. Mr. Larrain has been our Real Estate Managing Director since March 2013 and became our Chief Financial Officer on October 2, 2015. He has a degree in civil engineering and an MBA from the University of Michigan, Ross School of Business and also completed the school´s General Management program. Prior to joining Cencosud he worked as Chief Financial and Investment officer at Enjoy S.A. Mr. Larrain also has over 10 years of work experience in corporate and investment banking at Citigroup and BBVA.

74 Including years in other positions at Cencosud.
75 Mr. Daniel Rodriguez resigned from this position effective December 31, 2014 to pursue other business ventures, and this position was subsequently filled by Mr. Jaime Soler.
76 Resigned in April 30, 2015.
77 Rodrigo Larrain was appointed as CFO in October 2015. Juan Manuel Parada resigned in October 2, 2015.
78 Retired from April 1, 2015.
79 Interim Real Estate Managing Director since October 2, 2015.

Carlos Mechetti. Mr. Mechetti has been our General Counsel since 1999. He graduated from Universidad del Museo Social Argentino in 1993 and joined us in 1994 as counsel to our shopping center division in Argentina. Mr. Mechetti has taken different post graduate courses at UBA, UADE, CEMA and Harvard University.

Stefan Krause. Mr. Krause was our Corporate Manager of Works and Projects since July 2013. He holds a degree in Business Engineering from the University of Concepción. He previously served as General Manager of Jumbo (1983-2003) for both Argentina and Chile and Jumbo Retail Argentina (2005 to 2009). Mr. Krause is also a member of the board of several subsidiaries of Cencosud in Argentina, Colombia and Chile. Mr. Krause tendered his resignation effective as of April 30, 2015.

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

Carlos Wulf. Mr. Wulf was our Home Improvement Stores Managing Director since October 2008. He joined Cencosud in July 2004. He graduated as a Naval Engineer from the Academia Politécnica Naval in 1982. Mr. Wulf tendered his resignation effective as of March 31, 2015 to pursue personal ventures.

Antonio Ureta. Mr. Ureta has been a member of Cencosud since 2002, acting in different positions within the Supermarket and Department Store divisions, including Chief Executive Officer at Eurofashion, Head of the Commercial Office in Shanghai from 2010 to June 2014 and CEO for the Chilean Home Improvement operation from July 2014 to March 2015. Since then, Mr. Ureta has been our Home Improvement Stores Managing Director. He has a degree in Industrial Engineering from Pontificia Universidad Católica de Chile and previous joining Cencosud worked in investment banking at IM Trust.

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

Carlos Madina. Mr. Madina has been part of Cencosud since March 1992 and developed his whole professional career in the Shopping Centers division. In 1996 he was appointed as Commercial Manager for Shopping Centers Argentina. In August 2002, Mr Madina was transferred to Chile to take on the position of CEO of Shopping Centers Chile. He returned to Argentina in October 2009 as CEO for the Argentine Shopping Centers division. From March 2012 to October 2015 he was our Regional Sales Manager in conjunction with his position in Argentina. In October 2015, after Rodrigo Larrain was designated as Corporate CFO, Mr. Madina was promoted and became Real Estate Managing Director.

B. COMPENSATION

Compensation of Directors and Executive Officers

For 2015, the aggregate amount of compensation we paid to executive officers was Ch$6,405 million. We do not disclose to our shareholders or otherwise make public information as to the compensation of any individual executive officers.

In accordance with Article 33 of Law N° 18,046 in Chile governing corporations, Director Compensation amounts for the 2015 period will be determined at the next at the Ordinary Shareholders’ Meeting, which will be held in late April 2016.

At the Ordinary Shareholders’ Meeting held on April 24, 2015, the following Director Compensation amounts were set for the 2015 period:

●
Fees paid for attending Board meetings: payment of UF330 (equivalents to ThCh$8,127) each month for those holding the position of Director and twice this amount for the Chairman of the Board, provided they attend a minimum of 10 ordinary meetings each year.

●	Fees paid for attending the Directors’ Committee meetings: payment to each Director of UF110 (equivalents to ThCh$2,709) for each meeting they attend.

The details of the amounts paid to our directors for the years ended December 31, 2015, 2014 and 2013, are as follows:

		For the year ended December 31,
Name	Role	2015	2014	2013
		ThCh$	ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	198,458	184,487	147,291
Heike Paulmann Koepfer	Director	99,229	92,243	73,646
Peter Paulmann Koepfer	Director	99,229	92,243	73,646
Cristián Eyzaguirre Johnston	Director	99,229	92,243	79,771
Roberto Oscar Philipps	Director	132,305	122,991	98,225
Sven von Appen Behmann	Director	—	—	18,283
Erasmo Wong Lu Vega	Director	65,549	92,243	73,646
David Gallagher Patrickson	Director	132,305	122,991	98,225
Julio Moura	Director	99,229	92,243	73,646
Richard Bûchi Buc	Director	132,305	122,991	73,816

Total		1,057,838	1,014,675	810,195

None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Executive Incentive Programs

In order to reward commitment and with the goal of retaining executives, the board has approved the terms and conditions of an Executive Stock Options Program, entitled Long Term Incentive Plan 2016 (the “2016 Plan”). This plan replaced the previous plans for 2014 (base and additional) and 2015.

The objective of our incentive plan is to motivate executive performance over the long term, thereby increasing the long-term value of the Company.

Executives can only exercise their options under the incentive plans if they are employed by the Company at the specific subscription dates or by any of its subsidiaries in Chile or abroad without any interruption in its employment relationship. In order to be eligible to receive a share payment no executive can be found in serious breach of its employment duties from the date of signing of the stock option contract until the exercise date. The determination of a serious breach is at the Company´s sole discretion. The 2016 Plan grants executives the right to subscribe shares at a set price of Ch$1,000 throughout the entire duration of the incentive plan as long as the required employment conditions are fulfilled within the period.

A small number of employees maintain previous Stock Options Plans under the 2014 plan (the “2014 Plan ”) (base and additional) and 2015 plan (the “2015 Plan”) (base and additional), and were not migrated into this new plan. The 2015 Plan grants each executive the right to subscribe shares in four installments, with 25% of their total subscription rights entitlements available each year from 2015 to 2018. The 2015 Plan grants executives the right to subscribe shares at a set price of Ch$1,646 throughout the entire duration of the incentive plan as long as the required employment conditions are fulfulled within the period. The 2014 Plan grants each executive the right to subscribe shares in four installments, with 25% of their total subscription rights entitlements available each year from 2014 to 2017. The additional plan under the 2014 Plan (the “Additional 2014 Plan”) grants each executive the right to subscribe shares in different quantities between 2014 and 2016. Both the 2015 Plan and 2014 Plan grant executives the right to subscribe shares at a set price of $2,600 throughout the entire period of the respective incentive plan as long as employment conditions for the executive are met within each subscription period.

As ratified, the incentive plans include 377 company executives as of December 31, 2015, segregating them according to management level and position within the company, and make available a total of 35.7 million shares for awards. The shares being made available under these incentive plans reflect shares that were reserved for this specific purpose and were issued in capital increases approved by Cencosud SA shareholders during extraordinary shareholder meetings held on April 29, 2011 and November 20, 2012.

As of December 31, 2015, no executives had subscribed contracts for the executive stock option plan.

The following table sets forth, as of December 31, 2015, the total number of shares of common stock to be issued upon exercise of the options granted to each of our executive officers under our 2014 Plan (including Additional 2014 Plan), 2015 Plan and 2016 Plan:

Plan under which options were awarded	Number of Shares	Exercise price	Date of grant	Expiration date
2016 Plan	35,169,234	Ch$ 1,000	September 28, 2015	October 31, 2017
2015 Plan	258,750	Ch$ 1,646	September 26, 2014	February 28, 2018
Additional 2015 Plan	3,750	Ch$ 1,646	September 26, 2014	February 28, 2018
2014 Plan	167,500	Ch$ 2,600	March 22, 2013	October 31, 2017
2014 Additional Plan	77,750	Ch$ 2,600	April 26, 2013	October 31, 2016
Total	35,676,984

C. BOARD PRACTICES

Board practices

Our Bylaws provide that shareholders elect nine regular directors. Directors are elected at the annual shareholders’ meeting for terms of three years. The legal responsibilities of each board member are established in accordance with the Chilean Corporations Law.

By virtue of his position as our controlling shareholder, Mr. Horst Paulmann has the power to nominate 5 directors to our Board of Directors. However, in 2013, in an effort to bolster corporate governance, Mr. Horst Paulmann chose to only nominate four directors at our shareholders’ meeting, essentially giving the right to nominate one additional director to our remaining shareholders.

Directors’ Committee

As required under Chilean law, we have established a Directors’ Committee composed of three directors. The following are the current members of our Directors’ Committee: David Gallagher (President), Roberto Philipps (Secretary) and Richard Büchi. The Directors’ Committee has the following principal duties:

●	reviewing external audit reports and financial statements and providing its opinion regarding such items prior to their submission to the shareholders for approval;

●	proposing to the board of directors the names of independent external auditors and credit rating agencies that will be submitted for approval at the annual shareholders’ meeting;

●	reviewing related party transactions for potential conflict of interest and providing reports as required in certain defined cases;

●	reviewing the salary and compensation benefits for officers and senior management; preparing an annual report of the board’s activities, which will include its main recommendations to shareholders;

●
advising the board as to the hiring of external auditors to perform non-audit services, particularly whether such services might be prohibited in accordance with article 242 of the Chilean Securities Market Law as such services could jeopardize the independence of such external auditor; and

●	performing any other responsibility entrusted to the Directors’ Committee by the Chilean Corporations Law, our Bylaws, the shareholders’ meeting or the board of directors.

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

●
Assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s systems of internal controls over financial reporting;

●	Make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors;

●
Review material transactions between the Company or its subsidiaries with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

●
Perform such other duties imposed on it by the laws and regulations of the regulated market(s) on which the shares of the Company are listed, applicable to the Company, as well as any other duties entrusted to it by the Board of Directors.

The audit committee’s purpose and responsibilities, including those outlined above, have been set forth in the charter of the audit committee.

D. EMPLOYEES

General

At December 31, 2015, we had a total of 140,474 employees, of which approximately 39.7% were in Chile, 18.2% in Argentina, 10.5 % in Peru, 21.6 % in Brazil and 9.9 % in Colombia. Approximately 40.0 % of our store employees were represented by unions under several collective bargaining agreements. We do not employ a significant number of temporary employees.

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

Chile

At December 31, 2015, we had a total of 55.807 employees in Chile. Of these employees, 50,562 were employed in our stores, 2,823 were employed in the distribution facilities (our distribution center, warehouses and transportation), and 2,424 were employed in our headquarters.

At December 31, 2015, approximately 66.7% of our Chile employees were represented by 110 independent unions. In addition, some of these independent unions have collective contracts with non-unionized employees of the company which generally have a term of two to four years.

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

Argentina

At December 31, 2015, we had a total of 25,590 employees in Argentina represented by 97 independent unions. Of these employees, 22,316 were employed in our stores, 1,209 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 2,065 were employed in the headquarters.

At December 31, 2015, approximately 43.9 % of our Argentina employees were affiliated with these trade unions, one of these is the Sindicato de Comercio (“Commerce Union”), the only one collective bargaining agreement (mandatory by law) for all the non-management employees which has been in effect since 1975. We have experienced two strikes at our Jumbo stores, each lasting less than one day. However, none of these strikes have materially affected our overall operations.

Our Argentina employees receive benefits established by this collective bargaining agreement and salaries established according to our policies, benefits provided for by Argentinean law (including disability insurance) and certain additional benefits provided by us, including educational training.

Brazil

At December 31, 2015, we had a total of 30,315 employees in Brazil represented by 73 independent unions. Of these employees 26,219 were employed in our stores, 1,717 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 2,379 were employed in the headquarters.

Our employees in Brazil are represented by 73 different trade unions. Although less than 4.1% of our employees are affiliated with these trade unions, all employees are entitled to the benefits set forth in our collective labor agreements, as determined by applicable labor legislation. We believe that all 10 of the largest supermarket chains in Brazil are bound by the same collective labor agreements entered into with their respective trade unions. We believe that we have a good relationship with our employees and related trade unions, and our Brazilian operations have not recorded any significant strikes or stoppages over the last three years.

Peru

At December 31, 2015, we had a total of 14,796 employees in Peru represented by one independent union. Of these employees, 124,055 were employed in our stores, 7,393 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 9,026 were employed in the headquarters.

At December 31, 2015, approximately 1.2% of our Peruvian employees were unionized or were party to collective bargaining agreements. We have not had any strikes that have materially affected our operations in Peru.

Our Peru employees receive standard benefits and salaries established according to our policies, benefits provided for by Peruvian law (including disability insurance) and certain additional benefits provided by us, including discounts on products purchased at our stores, educational training and certain merit-based bonuses.

Colombia

At December 31, 2015, we had a total of 13,966 employees in Colombia represented by two independent unions. Of these employees, 12,649 were employed in our stores, 1,111 were employed in the headquarters and 206 in distribution facilities.

As of December 31, 2015 approximately a 44.8 % of our employees in Colombia were unionized or were party to collective bargaining agreements. We have not had any strikes that have materially affected our operations in the country.

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

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares of common stock, as of the date of this annual report, for:

●	each person known to us to own beneficially more than 5% of our shares of common stock; and

●	our directors and executive officers as a group.

Shareholder	Number of Shares of Common Stock	Percentage Beneficial Ownership
Principal Shareholders80
Inversiones Quinchamali Limitada81	573,754,802	20.3%
Inversiones Latadia Limitada82	550,823,211	19.5%

80 Our principal shareholders do not have different voting rights than other shareholders. All holders of our shares of common stock are entitled to one vote per share of common stock in all shareholders’ meetings.
81 Inversiones Quinchamali Limitada is a Chilean company controlled by Horst Paulmann Kemna, our Chairman of the Board, who is the largest shareholder therein, with the remainder owned by members of the Paulmann family. Members of the Paulmann family include Horst Paulmann Kemna, Manfred Paulmann Koepfer, Peter Paulmann Koepfer and Heike Paulmann Koepfer. The address for Inversiones Quinchamali Limitada is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

Inversiones Tano Limitada83	457,879,800	16.2%
Directors and Executive Officers
Horst Paulmann Kemna84	1,652,794,386	58.5%
Peter Paulmann Koepfer85	*	*
Heike Paulmann Koepfer86	*	*
David Gallagher	—	—
Roberto Philipps	—	—
Cristián Eyzaguirre	—	—
Richard Büchi Buc	*	*
Julio Moura	—	—
Rodrigo Hetz	*	*
Carlos Mechetti	*	*
Andrés Artigas	*	*
Bronislao Jandzio	*	*
Antonio Urete	*	*
Jaime Soler	*	*
Patricio Rivas	*	*
Renato Fernandez	—	—
Ricardo Bennett	*	*
Rodrigo Larrain	*	*
Total shares of common stock issued and outstanding	2,828,723,963	100.0%

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Controlling Shareholder

In 2012 and 2013, we experienced a significant change in the percentage of shares beneficially owned and controlled by our major shareholder as a result of our initial public offering and follow-on offering. Prior to our initial public offering, our founder, Mr. Horst Paulmann, beneficially owned 64.9% of our shares, directly and indirectly, through Inversiones Quinchamali Ltda., Inversiones Latadia Ltda. and Inversiones Tano Ltda. As of the date of this annual report, Mr. Horst Paulmann and his family beneficially owns 60.032% of our shares. See “—Major Shareholders” above.

82 Inversiones Latadia Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned indirectly by members of the Paulmann family. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
83 Inversiones Tano Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned by Inversiones Latadia Limitada and Horst Paulmann Kemna. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
84 Horst Paulmann Kemna owns 2.49% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada. Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees.”
85 Peter Paulmann Koepfer owns 0.5% of our shares of common stock.
86 Heike Paulmann Koepfer owns 0.5% of our shares of common stock.

By virtue of this position as our controlling shareholder, Mr. Horst Paulmann has the power to nominate 5 directors to our Board of Directors. However, in 2013, in an effort to bolster corporate governance, Mr. Horst Paulmann chose to only nominate four directors at our shareholders’ meeting, essentially giving the right to nominate one additional director to our remaining shareholders.

Securities Held in Host Country

As of March 23, 2016, the most recent practicable date, 7,582,681 ADSs (equivalent to 22,748,043 shares, or 0.8% of the total outstanding shares of our common stock) were outstanding and held of record by one holder. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

General

The following related party transactions may be entered into without complying with the aforementioned requirements and with only the approval of the board of directors:

●	The transaction does not involve an amount considered to be material. A transaction involves a material amount if:

●	the transaction amount is more than 1% of the company’s net worth, provided such transaction amount exceeds the equivalent of 2,000 UF, or

●	the transaction amount exceeds the equivalent to 20,000 UF.

●	The transaction is in the ordinary course of business, as determined by the corporation’s policies regarding such matters.

●	The transaction is with a related party which the company owns at least 95% of, either directly or indirectly.

Violation of Article 146 et seq may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Articles 146 et seq in all transactions with related parties. See “Item 10.—B. Memorandum and Articles of Association—Director Requirements.”

Related Party Transactions

Below is a description of the significant transactions between us and our related parties for the years ended December 31, 2015, 2014 and 2013. For a full disclosure of our related parties transations, see Note 9 to our consolidated financial statements.

Purchase and sale agreements

During 2015, 2014 and 2013, we purchased general merchandise in the amount of Ch$3,224 million, Ch$1,916 million and Ch$ 2,506 million, respectively, from Wenco S.A. (“Wenco”), a Chilean plastic goods manufacturer on whose board Mr. Cristián Eyzaguirre, one of our directors, serves as a director. In 2015, 2014 and 2013, we also sold general merchandise in the amount of Ch$505 million, Ch$64 million and Ch$3 million, respectively, to Wenco.

Cencosud also purchased merchandise from Industria Productos Alimenticios S.A., on whose board Mr. Cristián Eyzaguirre also serves, in the amount of Ch$1,143 million, Ch$ 1,062 million and Ch$1,245 million during 2015, 2014 and 2013, respectively. We also sold merchandise to Agencias Universales SA in the amount of Ch$14 million, Ch$18 million and Ch$22 million in 2015, 2014 and 2013, respectively, on whose board Mr. Cristián Eyzaguirre also serves. The same company provided services to Cencosud S.A. in the amount of Ch$93 million, Ch$ 598 million and Ch$616 million during 2015, 2014 and 2013, respectively.

Cencosud S.A. also sold merchandise in the amount of Ch$828 thousand and Ch$139 thousand during 2013 and 2012, respectively, to Maxi Kioskos Chile S.A., a Chilean convenience store operator owned by and on whose board of directors sits Mr. Manfred Paulmann Koepfer, the son of Mr. Horst Paulmann Kemna (our controlling shareholder).

Cencosud also purchased general merchandise from Importadora y Comercial Regen Ltda, a Chilean retailer of imported toys controlled by Mr. Peter Paulmann Koepfer, one of our directors, in the amount of Ch$725 million, Ch$538 million and Ch$386 million for the years 2015, 2014 and 2013, respectively. During 2015 and 2014, Cencosud SA also sold goods to Importadora y Comercial Regen Ltda. in de amount of Ch$29 million and Ch$19 million, respectively.

During 2015, 2014 and 2013, Teleductos SA, on whose board Mr. Cristián Eyzaguirre also serves, provided services to Cencosud in the amount of Ch$709 million, Ch$704 million and Ch$939 million, respectively.

During 2015, 2014 and 2013, Manquehue Net SA, on whose board Mr. Cristián Eyzaguirre also serves, provided services to Cencosud in the amount of Ch$24 million, Ch$7 million and Ch$8 million, respectively.

During 2015, 2014 and 2013, Cia Nacional De Telefonos, Telefonica del Sur S.A., on whose board Mr. Cristián Eyzaguirre also serves, provided services to Cencosud in the amount of Ch$3 million, Ch$1 million and Ch$6 million, respectively.

During 2015 and 2014, Mr. Cristian Eyzaguirre received Ch$39 million and Ch$103 million, respectively from our subsidiary Cencosud Administradora de Tarjetas S.A. in connection with his service on its board of directors.

During 2015, 2014 and 2013, Besalco S.A. on whose board Mr. Cristian Eyzaguirre also serves, provided services to Cencosud SA in the amount of Ch$1 million, Ch$1 million and Ch$0.3 million, respectively.

During 2015, 2014 and 2013, Empresa Nacional de Telecomunicaciones S.A. on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$1,527 million, Ch$1,013 million and Ch$738 million, respectively.

During 2015, 2014 and 2013, Empresa El Mercurio S.A.P. on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$3,256 million, Ch$2,820 million and Ch$2,064 million, while goods were sold to Empresa El Mercurio S.A.P. in the amount of Ch$25 million and Ch$5 million in 2014 and 2013, respectively.

During 2015, 2014 and 2013, Entel Telefonia Local S.A. on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$19 million, Ch$49 million and Ch$18 million, respectively.

During 2015, 2014 and 2013, Entel PCS Telecomunicaciones S.A on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$7,472 million, Ch$8,180 million and Ch$12,887 million, respectively.

During 2015, 2014 and 2013, Asset-Chile S.A. on whose board Mr. David Gallagher also serves, purchased merchandise from Cencosud SA in the amount of Ch$7 million, Ch$5 million and Ch$0.9 million, respectively.

During 2015 and 2014, Centro de Estudios Públicos on whose board Mr. Richard Büchi Buc also serves, purchased merchandise from Cencosud S.A. in the amount of Ch$21 million and Ch$15 million, respectively.

During 2015 and 2014, JetAviation Flight Services Inc. on whose board Mr. Horst Paulmann also serves, purchased merchandise from Cencosud S.A. in the amount of Ch$676 million and Ch$1,306 million, respectively.

From May 1, 2015, Cencosud Administradora de Tarjetas S.A. (CAT), an associate company, provided credit card service to Cencosud Consummers in the amount of Ch$519,182 million.

Leases

We lease space in several of our shopping centers in Chile to Maxi Kioskos Chile, S.A., a Chilean convenience store operator on whose board Manfred Paulmann Koepfer serves as a director. Lease payments during 2015, 2014 and 2013 amounted to Ch$232 million, Ch$403 million and Ch$478 million, respectively.

In addition, we lease space in several of our shopping centers in Chile to Importadora y Comercial Regen Ltda. Lease payments during 2015, 2014 and 2013 amounted to Ch$218 million, Ch$188 million and Ch$231 million, respectively.

We lease space in several of our shopping centers in Chile to Empresa el Mercurio S.A.P. Lease payments during 2015 and  2014 amounted to Ch$95 million and Ch$203 million, respectively.

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

Item 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-170 for our consolidated financial statements prepared in accordance with IFRS.

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

	New York Stock Exchange (in U.S.$ per ADS)87
	Trading volume	High	Low
Year
2012 (since June 22, 2012)	16,315,454	20.99	15.10
2013	17,843,014	17.01	10.33
2014	19,283,969	10.71	6.94
2015
Quarter
First Quarter 2014	5,989,568	10.66	8.05
Second Quarter, 2014	3,770,570	10.71	9.26
Third Quarter, 2014	4,611,953	10.16	8.70
Fourth Quarter, 2014	4,911,878	9.50	6.94
First Quarter 2015	5,596,774	7.90	6.25
Second Quarter, 2015	5,678,048	8.20	6.99
Third Quarter, 2015	4,030,918	7.19	5.20
Fourth Quarter, 2015	5,633,585	7.08	5.71
Month
October 2015	2,037,063	6.64	5.74
November 2015	2,126,762	7.08	6.24
December 2015	1,469,760	6.43	5.71
January 2016	915,699	6.30	5.30
February 2016	1,067,745	6.76	5.75
March 2016 (through March 11, 2016)

Source: New York Stock Exchange.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common stock is currently traded on the Santiago Stock Exchange and the Chile Electronic Stock Exchange under the symbol “CENCOSUD.” The Santiago Stock Exchange accounted for approximately 89.3% of the trading volume of our common stock in Chile in 2015. On March 31, 2016, the last reported sale price of the shares on the Santiago Stock Exchange and the Bolsa Electronica de Chile was Ch$1,697.70 and Ch$1,695.0 per share, respectively.

Price history of our common shares

The table below sets forth the trading volume and the high and low closing sales prices for our common shares on the Santiago Stock Exchange for the periods indicated.

	Santiago stock exchange (in Ch$ per common share)88
	Trading volume	High	Low
Year
2011	577,949,277	3,745	2,450
2012	690,328,658	3,256	2,490
2013	632,394,407	3,064	1,824
2014	508,711,690	1,980	1,410
2015
Quarter
First Quarter, 2014	192,170,246	1,924	1,442
Second Quarter, 2014	116,061,456	1,980	1,689

87 Except trading volume.
88 Except trading volume.

Third Quarter, 2014	83,617,139	1,865	1,715
Fourth Quarter, 2014	116,862,849	1,770	1,410
First Quarter, 2015	242,882,182	1,629	1,306
Second Quarter, 2015	127,091,092	1,658	1,467
Third Quarter, 2015	114,249,276	1,529	1,258
Fourth Quarter, 2015	226,635,387	1,640	1,355
Month
October 2015	37,665,821	1,518	1,373
November 2015	47,330,895	1,640	1,498
December 2015	24,641,388	1,470	1,408
January 2016	36,122,257	1,456	1,321
February 2016	42,298,325	1,526	1,411
March 2016 (through March 20, 2016)	31,520,537	1,636	1,488

Source: Santiago Stock Exchange.

The table below sets forth the high and low closing sales prices for our common shares on the Bolsa Electronica de Chile for the periods indicated.

	Chile electronic stock exchange (in Ch$ per common share)89
	Trading volume	High	Low
Year
2011	63,461,270	3,740	2,530
2012	80,841,749	5,569	1,365
2013	24,770,549	3,080	1,820
2014	41,869,662	1,980	1,417
2015
Quarter
First Quarter, 2014	18,324,003	1,931	1,471
Second Quarter, 2014	10,260,879	1,980	1,694
Third Quarter, 2014	5,994,191	1,886	1,721
Fourth Quarter, 2014	7,290,589	1,767	1,417
First Quarter, 2015	5,119,772	1,628	1,310
Second Quarter, 2015	8,449,572	1,654	1,486
Third Quarter, 2015	7,947,704	1,515	1,257
Fourth Quarter, 2015	5,705,389	1,651	1,340
Month
October 2015	1,757,738	1,510	1,340
November 2015	2,212,323	1,651	1,476
December 2015	1,735,328	1,570	1,410
January 2016	1.318.319	1,427	1,330
February 2016	1.521.321	1,526	1,405
March 2016 (through March 10, 2016)	811,658	1,627	1,488

Source: Bolsa Electronica de Chile.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

89 Except trading volume.

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

Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of publicly-held corporations must be reported to the SVS and the Chilean exchanges on which such shares are listed. Holders of shares of publicly-held corporations are required to report to the SVS and the Chilean exchanges:

●	any acquisition or sale of shares that results in the holder’s acquiring or disposing of 10% or more of the corporation’s capital; and

●
any acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

●
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

Directors, managers, administrators, main executives or liquidators who have an interest in a related party transaction must immediately inform the board of directors or its proxy of such interest and the transaction must first be approved in accordance with the procedures described below. Non-compliance with these requirements will result in joint and several liabilities for the damages the transaction causes to both the corporation and its shareholders.

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

●
Transactions that do not involve a significant amount, as described above. All transactions carried out in a 12 month period through one or more acts that are similar or complementary and in which the parties, including related parties, or the purpose are the same will be considered a single transaction.

●
Transactions which are in the ordinary course of business, as determined by the corporation’s policies regarding such matters. In this case, the resolution that establishes such policies or their amendments will be made available to the shareholders at the corporation’s offices and on their web site, if applicable.

●	Transactions between corporations in which the company owns, either directly or indirectly, at least 95% of its counterparty.

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

The quorum for a shareholders’ meeting is established by the presence, in person or by power of attorney, of shareholders representing at least the absolute majority of our issued voting shares. If a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. However, if a shareholders’ meeting is called for the purpose of considering:

●	a change of our organization, merger or division,

●	an amendment to the term of duration or early dissolution,

●	a change in our corporate domicile,

●	a decrease of our corporate capital,

●	approval of capital contributions in assets other than cash and their assessments,

●	modification of the authority reserved to shareholders meetings or limitations on the Board of Directors,

●	reduction in the number of members of our Board of Directors,

●
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

●	the form of distributing corporate benefits,

●	the granting of a guaranty by us of liabilities of any third-party other than a subsidiary, in an amount exceeding 50% of our total assets,

●	our purchase of our issued stock in accordance with articles 27A and 27B of Law No. 18,046,

●	the amendment of any formal defects in our Bylaws which may nullify our incorporation, or any amendment of the Bylaws referring to one or more of the matters indicated above,

●
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

●	the approval or ratification of contracts or agreements with related parties, in accordance with articles 44 and 147 of Law No. 18,046, or

●	other matters as may be set forth in our Bylaws.

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

The resolutions that result in a shareholder’s redemption right are the following:

●	our transformation into a different type of legal entity;

●	our merger with or into another company;

●
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

●
the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to security interests or personal guarantees, which are granted to secure or guarantee obligations of our subsidiaries;

●
the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the redemption right only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

●
the amendment of our Bylaws to correct any formal defect in our incorporation, which might cause our Bylaws to become null and void, or any amendment of our Bylaws that grants a shareholder a redemption right;

●
the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

●	any other causes as may be established by Chilean law and our Bylaws (our Bylaws currently do not establish any instances).

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

In addition, the decree, as supplemented by subsequent regulations, stipulates that all capital inflows of residents exceeding U.S.$2 million per month, as well as all capital inflows of non-residents settled in the local exchange market destined for local money holdings, acquisition of active or passive private sector financings and investments in securities issued by the public sector that are acquired in secondary markets (excluding foreign direct investment, which includes capital contributions to local companies of direct investments (namely, a company in which the foreign direct investor holds at least 10% of ordinary shares or voting rights, or its equivalent), and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market), must meet certain requirements, including those outlined below:

●	such funds may be transferred only outside the local exchange market after a 365-day period from the date of entry of the funds into Argentina;

●	any Argentine Pesos resulting from the exchange of such funds are to be credited to an account within the Argentine banking system; and

●
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

●
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

●
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

●
a fund that makes public offers of its shares in a country in which public debt has been rated investment grade by an international risk classification agency qualified by the local exchange regulator (“SVS”);

●
a fund that is registered with a regulatory entity of a country in which public debt has been rated investment grade by an international risk classification agency qualified by the SVS, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30% of its share value;

●
a fund whose investments in Chile, including securities issued abroad representing Chilean securities, represent less than 30% of its portfolio, provided that no more than 10% of the equity or right to the profits of the fund is directly or indirectly owned by Chilean residents;

●
a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund or its main purpose is to finance the funds of individuals and it is regulated and supervised by the competent foreign authority;

●
a fund regulated by Chilean Law Nº 18,657 (referred to as Foreign Capital Investment Funds Law), in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

●	another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the SVS and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile must:

●	be organized abroad and not be domiciled in Chile;

●	prove their qualification as foreign institutional investors as mentioned above;

●	not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10% or more of such companies’ capital or profits;

●
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

●	register in a special registry with the Chilean Internal Revenue Service.

Exempt capital gains—article 107 of the Chilean income tax law

According to article 107 of the Chilean Income Tax Law, gains derived from the sale or transfer of shares of publicly-traded companies organized in Chile that are actively traded in a stock exchange, as defined in the relevant regulation, are exempt of taxes in Chile, provided that the following requirements are met:

●
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

●
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

Material United States Federal Income Tax Considerations

The following is a discussion as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs under currently applicable law. It does not address any aspect of U.S. federal gift or estate tax, the Medicare tax on net investment income, the alternative minimum tax or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you hold and beneficially own our ADSs as capital assets for tax purposes (generally, property held for investment). This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

●	banks or other financial institutions;

●	insurance companies;

●	tax-exempt organizations;

●	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;

●	real estate investment trusts;

●	regulated investment companies;

●	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

●	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar; or

●	persons who actually or constructively own 10.0% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own our ADSs and are:

●	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

●	a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●
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

The amount of the dividend distribution includible in gross income of a U.S. Holder will be the U.S. dollar value of the Chilean pesos payments made, determined at the spot peso/U.S. dollar rate on the date such dividend distribution is includible in the gross income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in gross income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States and will not be eligible for the special tax rate applicable to qualified dividend income as discussed below.

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

Distributions of additional common shares to U.S. Holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all stockholders generally will not be subject to U.S. federal income tax.

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

In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our ADSs or common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

 If we are treated as a PFIC, a U.S. Holder that did not make a “mark-to-market election” or “qualified electing fund” (“QEF”) election, each as described below,  for any taxable year during which such U.S. Holder held ADSs, gain recognized by such U.S. Holder on a sale or other taxable disposition (including certain pledges) of the ADSs, and certain “excess distributions,” (as such term is defined under the Code) would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale, other taxable disposition, or receipt of the excess distribution and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs. U.S. Holders are encouraged to consult their tax advisers to discuss the consequences to them if we were, or were to become a PFIC.
The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder makes either a (i) “mark-to-market” election with respect to the common shares or ADSs or (ii) QEF election. The QEF election is not available to holders unless we agree to comply with certain reporting requirements and provide the required annual information statements. The QEF and mark-to-market elections only apply to taxable years in which the U.S. Holder’s common shares or ADSs are treated as stock of a PFIC.

A U.S. Holder may make a mark-to-market election, if the common shares or ADSs are regularly traded on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the New York Stock Exchange, that is registered with the SEC or the national market system established under the Exchange Act. Also, under applicable Treasury Regulations, PFIC securities traded on a qualified exchange are regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that the common shares or ADSs will be eligible for a mark-to-market election.

A U.S. Holder that makes a mark-to-market election must include for each taxable year in which the U.S. Holder’s common shares or ADSs are treated as shares of a PFIC, as ordinary income, an amount equal to the excess of the fair market value of the common shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares or ADSs, and is allowed an ordinary loss for the excess, if any, of the adjusted tax basis over the fair market value of the common shares or ADSs at the close of the taxable year, but only to the extent of the amount of previously included mark-to-market inclusions (not offset by prior mark-to-market losses). These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder’s tax basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to its common shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning, because such Subsidiary PFIC stock is not marketable. Thus, the mark-to-market election will not be effective to avoid all of the adverse tax consequences described above with respect to any Subsidiary PFICs. U.S. Holders should consult their own tax advisors regarding the availability and advisability of making a mark-to-market election with respect to their common shares of ADSs based on their particular circumstances.

A U.S. Holder who owns common shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns common shares through another United States person to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the common shares, or reports income pursuant to a mark-to-market election. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our common shares or ADSs and the application of the recently enacted legislation to their particular situation.

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

Interest rate risk.

As of December 31, 2015, approximately 73% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rates. The remaining 27% was at variable interest rates including derivates. Of the variable rate debt, approximately 98.1% is indexed to local interest rates (either as originally denominated or by re-denominating with derivatives).

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

As of and for December 31, 2015
Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	Ch$	39,754,050,000	TAB NOM 90	(40.30)	179,417,390
				40.91	182,145,829
Net liability	Ch$	34,819,697,369	TAB NOM 180	(34.94)	119,834,296
				38.20	131,021,277
Net liability	Ch$	406,469,230,000	CAM	(41.77)	1,332,677,292
				39.79	1,269,363,385
Net liability	BR$	305,956,978	CDI	(14.52)	256,585,993
				12.90	227,944,338

As of and for December 31, 2014
Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	USD	400,000,000	LIBOR 1M	(36.23)	101,133
				33.91	(94,648)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(42.86)	316,896
				43.19	(319,361)
Net liability	Ch$	184,819,697,369	TAB NOM 180	(37.04)	638,566
				45.07	(777,073)
Net liability	Ch$	607,851,430,000	CAM	(43.25)	2,147,451
				42.18	(2,094,005)
Net liability	BR$	698,216,971	CDI	(14.82)	668,159
				13.18	(594,228)
Net liability	COP$	296,642,344,553	DTF TA	(17.18)	135,386
				12.02	(94,704)
Net liability	COP$	66,762,674,279	IBR	(27.01)	48,663
				19.89	(35,829)

As of and for December 31, 2013
Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	BR$	408,216,971	CDI	(17.55)	355,709
				16.69	(338,364)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(41.98)	429,687
				42.11	(431,018)
Net liability	Ch$	247.319.697.369	TAB NOM 180	(35.80)	1,241,252
				40.79	(1,414,333)
Net liability	Ch$	608,001,430,000	CAM	(51.19)	2,113,604
				47.06	(3,468,242)

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

Foreign exchange rate risk.

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (64%) is denominated in local currency or local currency linked (U.F.). As of December 31, 2015, approximately 32% of our total outstanding debt was unhedged and subject to currency swings between our functional currency and the U.S. dollars. The remainder of our debt was either in local currencies or hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

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

As of and for December 31, 2015
Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on profit and loss
				%	(ThCh$)
Net liability	Ch$	39,754,050,000	TAB NOM 90	(40.30)	179,417
				40.91	(182,146)
Net liability	Ch$	34,819,697,369	TAB NOM 180	(34.94)	119,834
				38.20	(131,021)
Net liability	Ch$	406,469,230,000	CAM	(41.77)	1,332,677
				39.79	(1,269,363)
Net liability	BR$	305,956,978	CDI	(14.52)	256,586
				12.90	(227,944)

As of and for December 31, 2014
Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	573,261,055	USD-CLP	606.75	(8.95)%	552.46	31,120,559
					9.74%	665.82	(33,863,241)
Net liability	ARG	430,004,718	ARS-CLP	71.64	(14.55)%	61.22	4,480,841
					11.25%	79.70	(3,466,153)
Net liability	UF	18,434,243	CLF-CLP	24,627.10	(0.496)%	24,504.87	2,253,307
					2.460%	25,232.89	(11,167,289)
Net liability	COP	400,779,827,586	COP-CLP	0.26	(10.505)%	0.23	10,743,949
					9.786%	0.28	(10,009,522)
Net liability	PEN	541,187,436	PEN-CLP	203.54	(8.387)%	186.47	9,238,629
					9.450%	222.77	(10,409,018)
Net liability	BRL	1,025,118,587	BRL-CLP	228.19	(10.900)%	203.32	25,497,495
					11.433%	254.28	(26,745,359)

As of and for December 31, 2013
Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	564,405,018	USD-CLP	524.61	(9.17)	476.51	27,150,492
					10.23	578.26	(30,279,096)
Net liability	ARS	580,926,715	ARS-CLP	80.59	(13.62)	69.61	6,377,540
					11.75	90.06	(5,501,147)
Net liability	UF	30,758,874	CLF-CLP	23,306.56	(0.50)	23,190.87	3,558,539
					2.55	23,900.74	(18,276,283)
Net liability	COP	339,991,902,733	COP-CLP	0.27	(10.24)	0.24	9,482,918
					10.23	0.30	(9,472,797)
Net liability	PEN	281,143,707	PEN-CLP	187.88	(8.61)	171.71	4,545,638
					9.83	206.35	(5,191,347)
Net liability	BRL	432,869,191	BRL-CLP	222.45	(11.19)	197.55	10,779,103
					11.74	248.57	(11,304,624)

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

The Company assesses the fluctuation of the functional currencies compared to the presentation currency through a sensitivity analysis on equity and net assets in local currency using favorable and unfavorable scenarios, the amounts of exposure of all possible scenarios, including a general one, resulting from this analysis are as follows:

 As of and for December 31, 2015
Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on profit and loss
					%		(ThCh$)
Net liability	USD	1,388,843,062	USD-CLP	710.16	(8.76)%	647.97	86,375,317
					10.22%	782.76	(100,826,078)
Net liability	ARG	447,185,623	ARS-CLP	54.80	(14.53)%	46.84	3,560,441
					11.17%	60.92	(2,736,182)
Net liability	UF	18,080,089	CLF-CLP	25,629.09	(0.484)%	25,505.07	2,242,293
					2.380%	26,239.04	(11,028,017)
Net liability	COP	4,352,231,183	COP-CLP	0.22	(10.505)%	0.20	102,043
					9.497%	0.24	(92,255)
Net liability	PEN	132,268,544	PEN-CLP	207.56	(8.239)%	190.46	2,261,895
					9.541%	227.36	(2,619,300)
Net liability	BRL	448,714,904	BRL-CLP	178.90	(12.247)%	156.99	9,831,486
					11.141%	198.83	(8,943,599)

The Company assesses the fluctuation of the functional currencies compared to the presentation currency through a sensitivity analysis on equity and net assets in local currency using favorable and unfavorable scenarios, the amounts of exposure of all possible scenarios, including a general one, resulting from this analysis are as follows:

Currency	Rate of conversion	Scenarios	Flux on assets ThCh$	Flux%	Flux on Equity ThCh$	Flux %
ARG PESO	46.84	S1	(179,532,627)	(1.78)%	(80,066,542)	(2.02)%
	60.92	S2	139,976,456	1.38%	62,425,593	1.57%
COP PESO	0.20	S1	(145,138,804)	(1.44)%	(108,821,492)	(2.74)%
	0.24	S2	174,896,904	1.73%	131,133,381	3.30%
PER SOL	190.46	S1	(109,114,504)	(1.08)%	(75,184,204)	(1.89)%
	227.36	S2	117,186,438	1.16%	80,746,087	2.03%
BRL REAL	156.99	S1	(139,325,600)	(1.38)%	(82,887,125)	(2.09)%
	198.83	S2	134,149,590	1.33%	79,807,827	2.01%

All currencies		S1	(573,111,535)	(5.67)%	(346,959,363)	(8.74)%
		S2	566,209,388	5.60%	354,112,888	8.92%

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

Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may deliver ADSs prior to the receipt of shares of Cencosud common stock (a “Pre-Release”) and may receive ADSs in lieu of shares of Cencosud common stock. Each Pre-Release shall be:

●	preceded or accompanied by a written representation and agreement from the person to whom ADSs are to be delivered that such person, or its customer,

●	owns the shares of Cencosud common stock or ADSs to be remitted, as the case may be,

●	assigns all beneficial right, title and interest in such shares of Cencosud common stock to the Depositary for the benefit of the owners of the ADSs, and

●	agrees in effect to hold such shares of Cencosud common stock for the account of the Depositary until delivery of the same upon the Depositary’s request,

●	at all times fully collateralized (such collateral marked to market daily) with cash or such other collateral as the Depositary deems appropriate,

●	terminable by the Depositary on not more than five business days’ notice, and

●	subject to such further indemnities and credit regulations as the Depositary reasonably deems appropriate.

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

●	such information as is contained in such notice,

●
a statement that each holder of ADSs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Chilean law and our Bylaws to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Cencosud common stock represented by such holders’ ADSs, and

●
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

●	received by the Depositary or the Custodian or the nominee of either as a holder of shares of Cencosud common stock and

●	made generally available to the holders of shares of Cencosud common stock by us.

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

●
payment of a sum sufficient to pay or reimburse the Depositary, the Custodian or us for any tax or other governmental charge and any stock transfer or registration fee or any charge of the Depositary upon delivery of the ADS or upon surrender of the ADS, as set forth in the Deposit Agreement, and

●
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

Depositary Fees and Expenses

Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to The Bank of New York Mellon, either directly or indirectly, fees or charges up to the amounts set forth in the table below:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	●	Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates or if ADSs are redeemed

$.05 (or less) per ADS	●	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders

$.05 (or less) per ADSs per calendar year	●	Depositary services

Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	●	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Persons depositing or withdrawing shares or ADS holders must pay:		For:
Any charges incurred by the Depositary or its agents for servicing the deposited securities	●	As necessary

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

Depositary Payments

Cencosud S.A. received from The Bank of New York Melon U.S.$ 981,841 during 2015 as depositary payments in connection with its American Depositary Shares program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. USE OF PROCEEDS

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of Cencosud’s internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015 based on criteria in Internal Control – Integrated Framework (1992) issued by the COSO.

(c) Attestation Report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

(d) Changes in internal control over financial reporting.

There have been no significant changes in our internal control over financial reporting during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	In USD$
	2015	2014	2013
Audit Fees90	4,841,673	6,700,051	7,697,867
Audit- Related Fees91	9,252	376,910	86,450
Tax Fees92	23,555	114,000	312,431
Total	4,874,480	7,190,961	8,096,748

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

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

Under the amendment to the Chilean Corporations Act, in effect as of January 1, 2010, an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of December 31, 2015 approximately Ch$ 38,444 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporation Act enumerates a number of relationships that preclude independence. The Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards and procedures to conduct related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, must be in the interest of and for the benefit of the company, compare in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporation Act. See “Item 7. Major Shareholders and Related Party Transactions.”

90 “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings, including the initial public offering.
91 “Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services.
92 “Tax Fees” in the above table are fees billed for tax compliance and tax consultations in Argentina, Brazil, Chile, Peru and Colombia.

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

See pages F-1 through F-188 of this annual report.

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

168

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cencosud S.A.

Date: April 14, 2016	By:	/s/ Jaime Soler
Jaime Soler
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Cencosud S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of profit and loss and other comprehensive income, changes in net equity and of cash flows present fairly, in all material respects, the financial position of Cencosud S.A. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this annual report. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers
Santiago, Chile
April 14, 2016

Cencosud S.A. and subsidiaries Consolidated Statements of Financial Position

		As of December 31,
Assets	Note	2015	2014
		ThCh$	ThCh$

Current assets
Cash and cash equivalents	5	268,275,126	218,871,793
Other financial assets, current	6	254,850,725	47,778,995
Other non-financial assets, current	22	14,442,030	10,646,492
Trade receivables and other receivables	8	819,839,383	781,576,754
Receivables due from related parties, current	9	14,851,194	1,371,016
Inventories	10	1,068,309,333	1,094,609,583
Current tax assets	16	61,197,049	54,196,417

Total current assets other than non-current assets held for sale		2,501,764,840	2,209,051,050

Assets held for sale	34	-	793,416,576
Total current assets		2,501,764,840	3,002,467,626

Non-current assets
Other financial assets, non-current	6	421,532,586	302,479,598
Other non-financial assets, non-current	22	31,907,769	33,873,417
Trade receivable and other receivables, non-current	8	30,996,852	34,777,355
Investments accounted for using the equity method	11	251,527,505	52,247,914
Intangible assets other than goodwill	12	401,749,417	400,542,180
Goodwill	13	1,391,692,072	1,682,348,563
Property, plant and equipment	14	2,711,490,630	3,009,728,456
Investment property	15	1,807,095,204	1,663,592,396
Non-current tax assets,	16	8,854,347	43,047,543
Deferred income tax assets	16	552,114,088	491,398,181

Total non-current assets		7,608,960,470	7,714,035,603

Total assets		10,110,725,310	10,716,503,229

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated Statements of Financial Position

		As of December 31,
Net equity and liabilities	Note	2015	2014
		ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	17	356,173,111	739,507,129
Trade payables and other payables	18	1,856,524,795	1,957,738,268
Payables to related parties, current	9	29,196,949	3,302,006
Provisions and other liabilities	19	15,641,961	15,197,558
Current income tax liabilities	16	49,433,829	60,615,912
Current provision for employee benefits	21	97,889,042	102,513,612
Other non-financial liabilities, current	20	21,225,549	43,104,370

Total current liabilities other than non-current assets held for sale		2,426,085,236	2,921,978,855

Liabilities held for sale		-	216,791,432

Total current liabilities		2,426,085,236	3,138,770,287

Non-current liabilities
Other financial liabilities,	17	2,924,038,308	2,431,032,096
Trade accounts payables	18	4,502,991	6,134,069
Provisions and other liabilities	19	78,188,586	104,765,779
Deferred income tax liabilities	16	649,536,334	674,881,877
Other non–financial liabilities, non–current	20	57,562,037	69,433,310

Total non-current liabilities		3,713,828,256	3,286,247,131

Total liabilities		6,139,913,492	6,425,017,418

Equity
Paid-in capital	23	2,321,380,936	2,321,380,936
Retained earnings	23	2,329,411,478	2,166,548,572
Share premium	23	526,633,344	526,633,344
Other reserves	23	(1,205,679,999)	(722,245,257)

Equity attributable to controlling shareholders		3,971,745,759	4,292,317,595
Non-controlling interest	23	(933,941)	(831,784)

Total equity		3,970,811,818	4,291,485,811

Total equity and liabilities		10,110,725,310	10,716,503,229

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated Statements of Profit and Loss and Other Comprehensive Profit

		For the year ended December 31,
Statements of profit and loss	Note	2015	2014	2013
		ThCh$	ThCh$	ThCh$
Continuing Operations
Revenues from ordinary activities	24	10,991,337,710	10,711,029,246	10,134,158,210
Cost of Sales	25	(7,813,225,785)	(7,827,431,886)	(7,324,251,612)

Gross Profit		3,178,111,925	2,883,597,360	2,809,906,598

Other income	25	210,520,659	114,437,716	108,291,245
Distribution cost	25	(27,869,865)	(26,653,898)	(23,931,088)
Administrative expenses	25	(2,473,335,481)	(2,274,046,291)	(2,181,508,368)
Other expenses	25	(174,280,483)	(182,076,769)	(152,142,053)
Other (losses) gains, net	25	(124,454,721)	(6,514,980)	(3,165,253)

Operating profit		588,692,034	508,743,138	557,451,081

Finance income	25	14,938,640	6,709,144	5,999,175
Finance expenses	25	(259,038,397)	(180,257,503)	(196,591,912)
Share of profits of investments accounted for using the equity method	11	14,067,092	6,208,206	10,289,439
Exchange differences	25	(116,742,837)	(24,410,699)	(22,786,635)
Losses from indexation	25	(22,008,523)	(39,575,950)	(18,885,129)

Profit before income tax		219,908,009	277,416,336	335,476,019

Income tax expense	26	(58,540,083)	(125,931,659)	(94,068,463)

Profit from continuing operations		161,367,926	151,484,677	241,407,556

Discontinued Operations Profit from discontinued operations	34	70,616,993	12,661,641	8,357,240

Profit (loss) attributable to Controlling shareholders		231,940,905	164,894,672	249,930,349
Non–controlling interest	23.5	44,014	(748,354)	(165,553)

Net Profit		231,984,919	164,146,318	249,764,796

Earnings per share from continuing and discontinued operations attributable to controlling shareholders
Basic earnings per share from continuing operations	27	57.0	53.8	87,4
Basic earnings per share from discontinued operations		25.0	4.5	3.0
		82.0	58.3	90.4
Diluted earnings per share from continuing operations	27	56.3	53.8	86,8
Diluted earnings per share from discontinued operations		24.7	4.5	3.0
		81.0	58.3	89.8

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated Statements of Profit and Loss and Other Comprehensive Profit

	For the year ended December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$

Net Profit	231,984,919	164,146,318	249,764,796

Other comprehensive profit
Items that will not be reclassified to profit and loss
Re-measurements of employee benefit obligations	(526,293)	(431,191)	1,402,721
Total OCI that will not be reclassified to profit and loss	(526,293)	(431,191)	1,402,721

Items that may be reclassified to profit and loss
Foreign currency translation losses	(490,709,278)	(81,363,229)	(153,344,258)
Cash flow hedge	4,491,679	(7,791,437)	(3,486,853)
Total items that may be reclassified to profit and loss	(486,217,599)	(89,154,666)	(156,831,111)

Other comprehensive loss, before taxes.	(486,743,892)	(89,585,857)	(155,428,390)

Income tax related to re-measurement of employee benefit obligations	178,940	146,605	(476,925)
Total income tax that will not be reclassified to profit and loss	178,940	146,605	(476,925)

Income tax related to cash flow hedge and foreign currency translation adjustments	(2,834,315)	467,671	697,371
Total income tax that may be reclassified to profit and loss	(2,834,315)	467,671	697,371

Total other comprehensive loss	(489,399,267)	(88,971,581)	(155,207,944)

Total comprehensive (loss) income	(257,414,348)	75,174,737	94,556,852

Income (loss) attributable to
Controlling shareholders	(257,312,191)	76,055,757	94,724,800
Non-controlling interest	(102,157)	(881,020)	(167,948)

Total comprehensive profit	(257,414,348)	75,174,737	94,556,852

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries
Consolidated Statement of Changes in Net Equity
For the year ended December 31, 2015

Statement of changes in net equity ThCh$	Paid-in capital	Share premium	Translation reserves	Hedge reserves	Employee benefit reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non- controlling interest	Total equity
Opening balance as of January 1, 2015	2,321,380,936	526,633,344	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Changes in equity
Comprehensive profit	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	-	-	-	-	-	-	-	-	231,940,905	231,940,905	44,014	231,984,919
Other comprehensive (loss) profit	-	-	(490,563,107)	1,657,364	(347,353)	-	-	(489,253,096)	-	(489,253,096)	(146,171)	(489,399,267)

Total Comprehensive (loss) profit	-	-	(490,563,107)	1,657,364	(347,353)	-	-	(489,253,096)	231,940,905	(257,312,191)	(102,157)	(257,414,348)

Dividends	-	-	-	-	-	-	-	-	(67,295,731)	(67,295,731)	-	(67,295,731)
Stock option (see Note 33)	-	-	-	-	-	5,818,354	-	5,818,354	-	5,818,354	-	5,818,354
Other changes (*)	-	-	-	-	-	-	-	-	(1,782,268)	(1,782,268)	-	(1,782,268)

Total transactions with owners	-	-	(490,563,107)	1,657,364	(347,353)	5,818,354	-	(483,434,742)	162,862,906	(320,571,836)	(102,157)	(320,673,993)

Total changes in equity	-	-	(490,563,107)	1,657,364	(347,353)	5,818,354	-	(483,434,742)	162,862,906	(320,571,836)	(102,157)	(320,673,993)

Ending balance, as of December 31, 2015	2,321,380,936	526,633,344	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)	2,329,411,478	3,971,745,759	(933,941)	3,970,811,818

(*) It corresponds to the recognition effects of adopting IFRS on the subsidiary CAT Company Insurance Brokers and Services S.A. That entity was formerly under compliance of Circular 1602 and subsequent amendments to the Superintendence of Securities and Insurance.

Cencosud S.A. and subsidiaries
Consolidated Statement of Changes in Net Equity
For the year ended December 31, 2014

Statement of changes in net equity ThCh$	Paid-in capital	Share premium	Translation reserves	Hedge reserves	Employee benefit reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non- controlling interest	Total equity
Opening balance as of January 1, 2014	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Changes in equity
Comprehensive profit	-	-	-	-	-	-	-	-	164,894,672	164,894,672	(748,354)	164,146,318
Net profit	-	-	-	-	-	-	-	-	-	-	-	-
Other comprehensive (loss) profit	-	-	(81,230,563)	(7,323,766)	(284,586)	-	-	(88,838,915)		(88,838,915)	(132,666)	(88,971,581)

Total Comprehensive (loss) profit	-	-	(81,230,563)	(7,323,766)	(284,586)	-	-	(88,838,915)	164,894,672	76,055,757	(881,020)	75,174,737

Dividends	-	-	-	-	-	-	-		(47,829,433)	(47,829,433)		(47,829,433)
Stock option (see Note 33)	-	-	-	-	-	2,822,081	-	2,822,081	(26,991,259)	(24,169,178)	113,499	(24,055,679)
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	2,187	2,187	-	2,187	(50,850)	(48,663)

Total transactions with owners	-	-	(81,230,563)	(7,323,766)	(284,586)	2,822,081	2,187	(86,014,647)	117,065,239	31,050,592	(931,870)	30,118,722

Total Changes in equity	-	-	(81,230,563)	(7,323,766)	(284,586)	2,822,081	2,187	(86,014,647)	117,065,239	31,050,592	(931,870)	30,118,722

Ending balance, as of December 31, 2014	2,321,380,936	526,633,344	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Cencosud S.A. and subsidiaries
Consolidated Statement of Changes in Net Equity
For the year ended December 31, 2013

Statement of changes in net equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Employee benefit reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non- controlling interest	Total equity
Opening balance as of January 1, 2013	1,551,811,762	477,341,095	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)	1,852,745,697	3,397,534,145	677,599	3,398,211,744

Changes in equity
Comprehensive profit	-	-	-	-	-	-	-	-	-	-	-	-
Net profit	-	-	-	-	-	-	-	-	249,930,349	249,930,349	(165,553)	249,764,796
Other comprehensive (loss) profit	-	-	(153,341,863)	(2,789,482)	925,796	-	-	(155,205,549)	-	(155,205,549)	(2,395)	(155,207,944)

Total Comprehensive (loss) profit	-	-	(153,341,863)	(2,789,482)	925,796	-	-	(155,205,549)	249,930,349	94,724,800	(167,948)	94,556,852

Share issuance	769,569,174	49,292,249	-	-	-	-	-	-	-	818,861,423	-	818,861,423
Dividends	-	-	-	-	-	-	-	-	(53,192,713)	(53,192,713)	-	(53,192,713)
Stock option	-	-	-	-	-	3,743,479	-	3,743,479	-	3,743,479	-	3,743,479
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	(404,131)	(404,131)	-	(404,131)	(409,565)	(813,696)

Total transactions with owners	769,569,174	49,292,249	-	-	-	3,743,479	(404,131)	3,339,348	(53,192,713)	769,008,058	(409,565)	768,598,493

Total Changes in equity	769,569,174	49,292,249	(153,341,863)	(2,789,482)	925,796	3,743,479	(404,131)	(151,866,201)	196,737,636	863,732,858	(577,513)	863,155,345

Ending balance, as of December 31, 2013	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Cencosud S.A. and subsidiaries
Consolidated statements of cash flows

		For the years ended December 31,
	Note	2015	2014	2013
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities

Types of revenues from operating activities
Revenue from sale of goods and provision of services (*)		13,083,522,912	12,510,757,329	11,511,620,835
Other operating revenues		7,391,645	12,356,355	9,224,623

Types of payments
Payments to suppliers for supply of goods & services		(10,081,992,082)	(10,210,372,358)	(9,493,248,169)
Payments to and on behalf of personnel		(1,561,123,940)	(1,367,742,879)	(1,281,637,416)
Other operating payments		(641,499,919)	(483,963,826)	(385,954,518)
Interest paid		(4,192,782)	(2,582,002)	(1,399,519)
Interest received		3,160,127	1,678,603	2,255,639
Taxes paid		(66,528,483)	(87,128,966)	(66,078,734)
Other cash inflows		4,862,929	1,897,957	7,282,776

Cash flows from operating activities (continuing operations)…………………………		743,600,407	374,900,213	302,065,517
Cash flows from operating activities (discontinued operations)..……………………..		(107,449,303)	14,583,058	62,716,526

Net cash flow from operating activities		636,151,104	389,483,271	364,782,043

Cash flows from (used in) investment activities
Capital contributions to associates (**)		(30,132,967)	-	-
Proceeds from sale of property, plant and equipment		18,047,004	7,515,592	1,082,763
Purchases of property, plant and equipment		(171,605,755)	(227,422,961)	(317,709,777)
Purchases of intangible assets		(35,442,620)	(22,594,236)	(25,053,442)
Collection from related parties		290,824,586	-	-
Dividends received		2,698,866	6,892,639	2,469,136
Interest received		1,777,720	630,971	2,473,841
Proceeds from sale of other financial assets—mutual funds		5,629,604,005	825,385,250	7,524,532,791
Purchases of other financial assets—mutual funds		(5,843,819,506)	(825,799,626)	(7,497,162,191)
Other cash inflows		-	-	-

Cash flows from investment activities (continuing operations)		(138,048,667)	(235,392,371)	(309,366,879)
Cash flows from investment activities (discontinued operations)		169,095,101	1,996,104	(11,140,591)

Net cash flow from (used in) investment activities		31,046,434	(233,396,267)	(320,507,470)

Cash flows from (used in) financing activities
Proceeds from paid in capital		-	-	818,871,267
Proceeds from borrowings at long–term		758,577,959	725,079,729	-
Proceeds from borrowings at short–term………………………		3,578,568,363	7,871,210,244	4,641,469,793

Total loan proceeds from borrowings		4,337,146,322	8,596,289,973	5,460,341,060
Repayments of borrowings		(4,763,327,130)	(8,383,816,787)	(5,318,203,095)
Dividends paid		(80,898,846)	(55,893,005)	(79,736,684)
Interest paid		(224,580,118)	(188,378,177)	(178,317,891)
Other cash inflows (outflows) (***)		57,792,022	-	(898)

Cash flows from (used in) financing activities (continuing operations)………………		(673,867,750)	(31,797,996)	(115,917,508)
Cash flows from (used in) financing activities (discontinued operations) ……………		35,258,696	(80,580,490)	8,888,132

Net cash used in financing activities		(638,609,054)	(112,378,486)	(107,029,376)

Net increase (decrease) in cash and cash equivalents before the effect of variations in the exchange rate on cash and cash equivalents		28,588,484	43,708,518	(62,754,803)
Effects of variations in the exchange rate on cash and cash equivalents		20,814,849	3,451,650	(3,254,377)

Net increase (decrease) in cash and cash equivalents		49,403,333	47,160,168	(66,009,180)
Cash and cash equivalents at the beginning of the year	5	218,871,793	171,711,625	237,720,805

Cash and cash equivalents at the end of the year	5	268,275,126	218,871,793	171,711,625

Cash and cash equivalents per the statement of financial position		268,275,126	218,871,793	171,711,625
Cash ans cash equivalents reported as part of assets of the disposal group		-	755,493	-

The accompanying notes are an integral part of these consolidated financial statements.

(*) Includes Goods and Service, or Value Added Tax
(**) Capital contributions to CAT according to agreement with BNS in equal parts without affecting the owners’ interest
(***) Other cash inflows financial activities during 2015, includes results from the re-couponing of several derivative contracts designated as hedges. (See note 7.3)

Cencosud S.A. and subsidiaries
Notes to the consolidated financial statements

1	General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange. The Company is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 10.991.337.710 to December 31, 2015.

During the year ended December 31, 2015, the Company employed an average of 143.813 employees, ending with a total number of 140.474 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, catering the consumption needs of over 180 million customers.

Additionally, the Company operates other lines of business that complement the main retail operations, such as insurance brokerage, travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,828,723,963 shares of a single series whose main shareholders are the following:

Major shareholders as of December 31, 2015	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.283%
Inversiones Latadia Limitada	550,823,211	19.473%
Inversiones Tano Limitada	457,879,800	16.187%
Banco de Chile por cuenta de terceros	174,064,656	6.154%
Banco Itau por cuenta de inversionistas	124,584,113	4.404%
Horst Paulmann Kemna	70,336,573	2.487%
Fondo de Pensiones Habitat C	62,490,180	2.209%
Fondo de Pensiones Provida C	56,826,301	2.009%
Banco Santander - JP Morgan	50,553,910	1.787%
Fondo de Pensiones Habitat B	43,901,860	1.552%
Fondo de Pensiones Capital C	37,947,208	1.342%
Fondo de Pensiones Cuprum C	36,165,680	1.279%
Otros accionistas	589,395,669	20.836%

Total	2,828,723,963	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of December 31, 2015	Interest
%
Inversiones Quinchamalí Limitada	20.283%
Inversiones Latadía Limitada	19.473%
Inversiones Tano Limitada	16.187%
Paulmann Kemna Horst	2.487%
Peter Paulmann Koepfer	0.498%
Manfred Paulmann Koepfer	0.492%
Heike Paulmann Koepfer	0.492%
Succession of Doña Helga Koepfer Schoebitz	0.115%
Inversiones Alpa Limitada	0.007%

Total	60.032%

The consolidated financial statements of Cencosud group corresponding to the year ended December 31, 2015, were approved by the Board of Directors in a session held on March 31, 2015.

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

Figures in the accompanying financial statements are expressed in thousands of Chilean pesos, as the Chilean peso is the functional and presentation currency of the Company. All values have been rounded to the nearest thousand of pesos, except where mentioned.

In order to present comparative information, certain figures presented on the consolidated financial statements of the Group as of December 31, 2014, have been reclassified based on the presentation shown on the consolidated financial statement as of December 31, 2015. These reclassifications do not affect net profit or net equity, and mainly refer to the change in accounting policy related to the allocation in the income statement of the impacts on the measurement of the fair value of financial instruments and related derivative contracts, which together met the criteria for applying hedge accounting. This change originated reclassifications between other gains (losses) and finance expenses or exchange differences, in accordance with the nature of the financial instruments and derivative contracts (see Note 35).

IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, to be presented separately in the statement of comprehensive profit. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-states” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

Note 34 shows required disclosures related to the non-current assets held for sale and discontinued operations connected to the financial retail business as of December 31, 2014, which sale agreement of 51% interest ownership with The Bank of Nova Scotia was completed during 2015.

2.2           New and amended standards adopted by the group

(a) New standards, amendments and interpretations adopted by the group.

Standard	Description	Application for annual periods beginning on or after:
Amendment to IAS 19 “Employee Benefits”
This amendment simplifies the requirements for contributions from employees or third parties to a defined benefit plan, when those contributions are applied to a simple contributory plan that is linked to service.
01/07/2014
IFRS 2 “Shared-based payments”

Amends the definitions of 'vesting condition' and 'market condition' and adds definitions for 'performance condition' and 'service condition' (which were previously part of the definition of 'vesting condition'). Prospective application
01/07/2014
IFRS 3, "Business Combinations"	Clarifies the accounting treatment of contingent consideration in a business combination.	01/07/2014
IFRS 8 “Operating Segments”

Amended to require disclosure of the judgements made by management in aggregating operating segments. It was also amended to require a reconciliation of segment asets to the entity`s assets when segment asset are reported.
01/07/2014
IFRS 13 "Fair Value Measurement”	Clarifies that it was not intended to remove the ability to measure short term receivables and payables at carrying value where the effect of discounting is inmaterial.	01/07/2014
IAS 16, "Property, Plant and Equipment", and IAS 38, "Intangible Assets"	Clarifies how the gross carrying amount and the accumulated depreciation are treated where an entity uses the revaluation model.	01/07/2014
IAS 24, "Related Party Disclosures"	Amended to include, as a related party, an entity that provides key management personnel services to the reporting entity or the (the “management entity”).	01/07/2014
IFRS 1 “First-time Adoption of International Financial Reporting Standards”

Clarifies that where an standard is not mandatory but is available for early adoption a first-time adopter can use either the old or the new version, provided the same standard is applied in all periods presented.
01/07/2014
IFRS 3 “Business Combinations”	Clarifies that IFRS 3 does not apply to the accounting for the creation of any join venture under IFRS 11.	01/07/2014
IFRS 13 “Fair Value Measurement”	This amendment clarifies that the portfolio exeption in IFRS 13 applies to all contracts (including non-financial contracts) with the scope of IAS 39 or IFRS 9.	01/07/2014
IAS 40 “Investment Property”	Amended to clarify that IAS 40 and IFRS 13 are not mutually exclusive in an investment property acquisition.	01/07/2014

(b) New standards, amendments and interpretations not yet adopted.

Standard	Description	Application for annual periods beginning on or after:
IFRS 9 “Financial Instruments”
The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.
01-01-2018
IFRS 15 “Revenue from Contracts with Customers”	This standard defines a new model to recognize revenue from contracts with costumers.	01-01-2017
IFRS 16 “Leases”

Specifies how an IFRS reporter will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value
01-01-2019
Amendment to IFRS 11 “Joint Arrangements”	Establishes how to account for the acquisition of an interest in a join venture operation that qualifies as a business.	01-01-2016
Amendment to IAS 16 "Property, Plant and Equipment", and IAS 38, "Intangible Assets"

This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropiate. It also clarifies that revenue is generally presumed to be an inappropiate basis for measuring the consumption of the economic benefits embodied in an intangible asset.
01-01-2016
Amendment to IAS 16 "Property, Plant and Equipment", and IAS 41 “Agriculture”

These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather tan IAS 41.
01-01-2016
Amendment to IAS 27 "Consolidated and Separate Financial Statements",	Allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.	01-01-2016
Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”	These amendmets address an inconsistency between IFRS 10 and IAS 28 regarding the contribution of assets between an investor and its associate or join venture.	01-01-2016
Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”	Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities.	01-01-2016
Amendment to IAS 1 “Presentation of Financial Statements”.	The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports.	01-01-2016
Amendment to IFRS 5 " Non-current Assets Held for Sale and Discontinued Operations"

Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.
01-01-2016
Improvements to IFRS 7 " Financial Instruments: Disclosures"

Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. Clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.
01-01-2016
Improvements to IAS 19, "Employee Benefits"	Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.	01-01-2016
Improvements to IAS 34, " Interim Financial Reporting"	Clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference	01-01-2016

These standards, amendments and interpretations are not expected to have a material impact on the Group, except for IFRS 15, IFRS 16 and IFRS 9.

2.3	Consolidation basis

2.3.1	Subsidiaries

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

The Group will reassess whether it controls an investee if facts and circumstances indicate that there are changes in the elements of control previously mentioned.

The financial statements of subsidiaries are included in the consolidated financial statements from the date in which control commences until the date in which control ceases.

2.3.2 Associates

Associates are those entities where the Group has a significant influence but not control, which is generally reflected in an interest between 20% and 50% of the voting rights. The investments in associates are accounted for using the equity method and are initially recognized at cost. The investment of the Group in associates includes the goodwill of the acquisition, net of any accumulated impairment loss.

The Group’s interest in the gains or losses which occurred after the acquisition of its associates is charged to profit and loss, and its participation in the equity changes subsequent to the acquisition that do not correspond to profit and loss are allocated to the corresponding equity reserves (and are presented accordingly in the statement of other comprehensive profit).

When the Group’s interest in the losses of an associate is equal to or higher than its interest—including any other uninsured accounts receivable—the Group does not recognize additional losses, unless it has incurred liabilities or payments on behalf of the associate.

Unrealized profits on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in such entities. The unrealized losses are also eliminated unless the transaction provides evidence of impairment loss of the asset transferred. Whenever necessary to ensure consistency within the Group’s policy, the accounting policies of the associates are modified.

Dilution gains or losses in associates are recognized in the statement of income.

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

2.4           Subsidiary entities

2.4.1	Directly consolidated entities

The detail of the subsidiaries included in consolidation is as follows:

			Interest percentage
			12/31/2015			12/31/2014	12/31/2013
Country	Tax ID Number	Company name	Direct	Indirect	Total	Total	Total
			%	%	%	%	%
Chile	81.201.000-K	Cencosud Retail S.A.	99.9605	0.00004	99.9609	99.9609	99.9609
Chile	96.671.750-5	Easy S.A.	99.5750	0.0000	99.5750	99.5750	99.5750
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A. (1)	NA	NA	NA	100.0000	100.0000
Chile	76.568.660-1	Cencosud Administradora de Procesos S.A.	99.9928	0.0072	100.0000	100.0000	100.0000
Chile	96.978.180-8	Cencosud Internacional Ltda.	90.0800	9.9200	100.0000	99.9963	99.9963
Chile	94.226.000-8	Cencosud Shopping Centers S.A.	99.99996	0.0000	99.99996	99.99996	99.99996
Chile	78.410.310-2	Comercial Food And Fantasy Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.433.310-1	Costanera Center S.A.	99.99996	0.0000	100.0000	99.9999	99.9999
Chile	76.476.830-2	Cencosud Fidelidad S.A.	99.0000	1.0000	100.0000	100.0000	100.0000
Chile	99.565.970-0	Banco Paris S.A.	98.8900	1.1100	100.0000	100.0000	100.0000
Chile	83.123.700-7	Mercado Mayorista P y P Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
China	Foreign	Cencosud (Shanghai) Trading CO, Ltda.	100.0000	0.0000	100.0000	100.0000	100.0000
Chile	76.236.195-7	Cencosud Argentina SPA	100.0000	0.0000	100.0000	100.0000	100.0000
Chile	76.388.146-6	Operadora de Procesos S.A. (1)	NA	NA	NA	100.0000	000.0000
Chile	76.388.155-5	Servicios Integrales S.A. (1)	NA	NA	NA	100.0000	000.0000

(1) As explained in note 34, the transaction for which Scotiabank Chile acquired 51% interest and took control of the division of retail financial services of the Company in Chile was completed on May 1, 2015. As a result of that, the companies CAT Administradora de Tarjetas S.A., Operadora de Procesos S.A., Servicios Integrales S.A, y CAT Corredores de Seguros y Servicios S.A. were desconsolidated as of that date. (See Note 34 that further explains this transaction and accounting treatment for the investment in these associated entities)

As of December 31, 2014 the Company applied IFRS 5 "Non-current assets classified as held for sale", presenting the operations of the division of retail financial services of Chile separately in the financial statements. (See Note 34)

2.4.2	Indirect consolidation entities

The financial statements of consolidated subsidiaries also include the following companies:

Country	Tax ID number	Company name
Chile	81.201.000-K	Cencosud Retail S.A.
Chile	76.365.580-6	Jumbo Administradora Norte S.A.
Chile	99.571.870-7	Jumbo Administradora Temuco S.A.
Chile	76.062.794-1	Santa Isabel Administradora S.A.
Chile	77.779.000-5	Paris Administradora Ltda.
Chile	77.301.910-K	Logística y Distribución Paris Ltda.
Chile	77.251.760-2	Jumbo Supermercados Administradora Ltda.
Chile	77.218.570-7	CAT Corredores de Seguros y Servicios S.A.
Chile	77.312.480-9	Administradora de Servicios Cencosud Ltda.
Chile	99.586.230-1	Hotel Costanera S.A.
Chile	79.829.500-4	Eurofashion Ltda.
Chile	76.166.801-3	Administradora TMO S.A.
Chile	76.168.900-2	Meldar Capacitación Ltda.
Chile	77.566.430-4	Sociedad Comercializadora de Vestuario FES Ltda.
Chile	99.512.750-4	MegaJohnson's Puente Alto S.A.
Chile	96.953.470-3	MegaJohnson's S.A.
Chile	96.973.670-5	MegaJohnson's Maipú S.A.
Chile	96.988.680-4	MegaJohnson's Puente S.A.
Chile	96.989.640-0	MegaJohnson's Viña del Mar S.A.
Chile	96.988.700-2	Johnson Administradora Ltda.
Chile	96.988.690-1	MegaJohnson's Quilin S.A.
Chile	76.398.410-9	American Fashion SPA
Chile	76.190.379-9	Cencosud Retail Administradora Ltda.
Chile	96.671.750-5	Easy S.A.
Chile	94.226.000-8	Cencosud Shopping Centers S.A.
Chile	88.235.500-4	Sociedad Comercial de Tiendas S.A.
Chile	84.658.300-9	Inmobiliaria Bilbao Ltda.
Chile	78.409.990-8	ACC Alto las Condes Ltda.
Chile	76.433.310-1	Costanera Center S.A.
Chile	96.732.790-5	Inmobiliaria Santa Isabel S.A.
Chile	76.203.299-6	Comercializadora Costanera Center S.P.A.
Chile	99.565.970-0	Banco Paris S.A.
Chile	76.099.893-1	Banparis Corredores de Seguros Ltda.
Chile	96.978.180-8	Cencosud Internacional Ltda.
Chile	76.258.307-0	Jumbo Argentina S.P.A.
Chile	76.258.309-7	Cencosud Internacional Argentina S.P.A.

Country	Tax ID number	Company name
Argentina	Foreign	Cencosud S.A.(Argentina)
Argentina	Foreign	Unicenter S.A.
Argentina	Foreign	Jumbo Retail Argentina S.A.
Argentina	Foreign	Agrojumbo S.A.
Argentina	Foreign	Blaisten S.A.
Argentina	Foreign	Cavas y Viñas El Acequion S.A.
Argentina	Foreign	Agropecuaria Anjullón S.A.
Argentina	Foreign	Corminas S.A.
Argentina	Foreign	Invor S.A.
Argentina	Foreign	Pacuy S.A.
Argentina	Foreign	Supermercados Davi S.A.
Uruguay	Foreign	SUDCO Servicios Regionales S.A.
Colombia	Foreign	Cencosud Colombia S.A.
Brazil	Foreign	Cencosud Brasil S.A.
Brazil	Foreign	Cencosud Brasil Comercial Ltda.
Brazil	Foreign	Mercantil Rodrigues Comercial Ltda.
Brazil	Foreign	Perini Comercial de Alimentos Ltda.
Peru	Foreign	Cencosud Perú S.A.
Peru	Foreign	Teledistribución S.A.
Peru	Foreign	Almacenes Metro S.A.
Peru	Foreign	Cencosud Retail Perú S.A.
Peru	Foreign	Tres Palmeras S.A.
Peru	Foreign	Las Hadas Inversionistas S.A.
Peru	Foreign	Cinco Robles SAC.
Peru	Foreign	ISMB Supermercados S.A.
Peru	Foreign	Travel International Partners Perú S.A.
Peru	Foreign	Banco Cencosud S.A.

2.5	Foreign currency transaction

2.5.1	Functional and presentation currency

Each entity included in these consolidated financial statements is measured using its functional currency, which is the currency of the main economic environment where the entity operates. The consolidated financial statements are presented in Chilean pesos.

In the case of international subsidiaries, the functional currency of each company has been defined to be the local currency, as the business has a local focus and it is involved in the retail business.

The functional currency of each subsidiary that the Group operates is:

Country	Functional currency
Chile	Chilean peso
Argentina	Argentinian peso
Brazil	Brazilian Real
Peru	Peruvian Nuevo Sol
Colombia	Colombian peso
China	Yuan

If the presentation currency differs from the functional currency of the entity, this entity must translate its results and financial position to the selected presentation currency, which in this case is the Chilean peso.

2.5.2	Transactions and balances

Transactions in foreign currency and adjustable units (“Unidad de Fomento” or “UF”) are recorded at the exchange rate of the corresponding currency or adjustable unit as of the date on which the transaction complies with the requirements for its initial recognition. The UF is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each statement of financial position the monetary assets and liabilities denominated in foreign currencies and adjustable units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustable unit. The exchange difference arising, both from the liquidation of foreign currency operations, as well as from the valuation of foreign currency monetary assets and liabilities, and the difference arising from the changes in adjustable units are recorded in the statement of profit and loss.

Transactions in foreign currency will be translated to the functional currency using the exchange rates in effect at the time of each transaction. Gains and losses in foreign currency that result from the liquidation of the transactions and from the translation at the current exchange rates as of the closing of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit and loss.

Exchange rates

The assets and liabilities held in foreign currency and those set in UF (indexation unit), are presented at the following exchange rates and closing values:

Date	Ch$/US$	$Ch/Uf	$Ch/$ Ar$	$Ch/ Colombian$	$Ch/ Peruvian nuevo sol	$Ch/ Brazilian real	$CL/ Chinese yuan
12-31-2015	710.16	25,629.09	54.75	0.22	208.25	178.31	108.11
12-31-2014	606.75	24,627.10	70.97	0.25	202.93	228.27	97.59
12-31-2013	524.61	23,309.56	80.49	0.27	187.49	222.71	86.49

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

b.
Revenues and expenses of each statement of profit and loss are translated at average exchange rate (unless this average does not represent a reasonable approximation of the accumulative effect of the rates existing on the transaction dates, in which case income and expenses are translated at the exchange rate of the date of the transaction); and

c.	All the resulting exchange differences are recognized in other comprehensive income.

On consolidation, the exchange rate differences arising from the translation of a net investment in foreign operations (or local entities with a functional currency that is different than the holding company), are recorded in net equity. When an investment is sold or disposed of (in part or entirely), exchange differences are recorded in the statement of income as part of the gain or loss on sale.

Adjustments to goodwill and fair value of the assets and liabilities arising from the acquisition of a foreign entity (or entity with a functional currency different to that of the holding company) are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

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

Impairment losses are recorded as expenses in the Company’s consolidated statements of profit and loss by function.

Depreciation is recorded in the statement of profit and loss following the straight line method considering the useful life of the different components.

Leasehold improvements are amortized over the shorter of useful life or the duration of lease agreements.

The Group reviews the residual value, useful life and depreciation method of the property, plant and equipment as of each reporting period. Modifications in the initially set criteria are recognized, according to the situation, as a change in an estimate.

Periodic expenses related to maintenance, conservation and repairs are recorded in the consolidated statement of profit and loss by function as incurred.

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

Investments properties are assets maintained to generate income through lease which corresponds to land, buildings, work in progress and other constructions which are held to be leased or for a capital appreciation as a result of the increases in the future of their respective market prices. Investment properties are initially recognized at acquisition cost which mainly includes its purchase price and any directly attributable expenditure and are not subject to annual depreciation. The group has chosen the fair value model as its accounting policy for subsequent remeasurement of these assets, using the methodology of discounting the future cash flows to an appropriate discount rate. Gains and losses arising from changes in fair value of investment properties are included in the statement of profit and loss as they occur. Gains from investment property revaluation are not part of the taxable income and are excluded in determining the distributable net result for minimum accrual dividend.
The Group owns shopping centers in which it keeps its own stores and stores leased to third parties. In these cases, only the portion leased to third parties is considered investment property, recognizing the own stores as property, plant and equipment in the financial statements.

2.9	Intangible assets.

2.9.1	General.

Intangible assets are those non-monetary assets without physical substance that are able of being separable and identified, either because they are separable or because they arise from a legal or a contractual right. Intangible assets recorded in the statement of financial position are those assets whose cost can be measured in a reliable way (or identified and recorded at fair value in a business combination) and those that the Group expects will generate future economic benefits.

In the case of intangible assets with an indefinite useful life, the Company considers that these maintain their value constantly over time, and therefore are not amortizable. However, these are tested for impairment annually, or more frequently, if events or changes in circumstances indicate a potential impairment.

2.9.2	Goodwill.

The goodwill represents the excess of the acquisition cost over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill related to subsidiary acquisitions is included in the line item intangible assets. Goodwill related to acquisitions of associates is included under investments in associates, and is tested for impairment along with the total balance of the associate.

Goodwill is not amortized; it is subsequently measured at cost less accumulated impairment losses and tested for impairment annually. To perform this analysis, goodwill is allocated among the cash generating units that are expected to benefit from the business combination in which the goodwill arose, and estimate the recoverable value of the cash generating units through the method of the discounted cash flows estimated for each of the cash generating units. If the recoverable value of any of the cash generating units is lower than the discounted cash flows, a loss should be recorded to income for the period. A loss from impairment of goodwill cannot be reversed in subsequent periods.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense.

Gains and losses related to the sale of an entity include the carrying value of the goodwill related to the sold entity.

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

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of any qualified assets as described in Notes 2.7, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the assets are ready for their intended use or sale.

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

The classification depends on the purpose for which the investments were acquired. The Group sets the classification of the investments at the time of the initial recognition. Purchases or sales of financial assets are accounted for at fair value as of the settlement date, which is the date when the asset is delivered or received by the Company.

2.12.1	Financial assets at fair value through profit or loss.

This category has two subcategories: (i) financial assets held for “trading” and (ii) those designated at the beginning as financial assets at fair value through profit or loss. The gains and losses that arise from changes in the subsequent measurement to fair value are included in the profit and loss of the period. A financial asset is classified at fair value through profit and loss if it is acquired mainly with the purpose of selling it in the short-term or if it is designated as such.

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

Account receivables originated by the Company with a maturity in excess of 90 days are measured at their “amortized cost” by recognizing in profit and loss the accrued interests based on the effective interest rate (IRR).

Amortized cost means the initial cost less the amortization of principal and the accumulated amortization based on the effective interest rate, considering the potential reductions due to impairment or payment default. Impairment for these assets happens when there is objective evidence that the Company will not be able to collect all the balances according to the original terms of the account receivable. The amount of the impairment allowance is the difference between the carrying value and the present value of the discounted cash flows, by using the effective interest rate. The change in the impairment allowance is recorded against the Company’s income.

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

2.12.4	Impairment loss on the value of financial assets

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

Assets at amortized cost: An impairment allowance for trade accounts receivable is set when there is objective evidence that the Company will not be able to collect all the payments according to the original terms of the accounts receivable. Some indicators of potential impairment of accounts receivable are debtor’s financial difficulties, probability that the debtor will start a bankruptcy process or a financial restructuring, default or failure to pay, as well as the experience related to the behavior and characteristics of the collective portfolio.

The amount of the allowance is the difference between the carrying value of the asset and the present value of the estimated future cash flows, discounted at the effective interest rate. The book value of the asset is reduced through the allowance account and the amount of the loss is recorded in the statement of profit and loss.

If a loan has a variable interest rate, the discount rate to assess any loss the impairment is determined in accordance with the contract current effective interest rate.

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be attributed objectively to an event occurred after the impairment has been recognized (such as an improvement in the creditworthiness of the debtor), the reversal of previously recognized impairment is recognized in the consolidated statement of profit and loss.

2.13	Derivative financial instruments and hedging activity.

Derivative financial instruments are initially recorded at fair value on the date a derivative contract is entered and are subsequently re-measured at fair value through the statement of profit and loss, except in the specific case when the derivative instrument is designated and qualify as hedging for accounting purposes.

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

The Group documents at the inception of the transaction the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedging transactions. The Company also documents their evaluation, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly offsetting changes in fair values or cash flows of the hedged items. A hedge is considered effective when changes in the fair value or cash flows of the underlying item directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flow of the hedging instrument with effectiveness between 80%, to 125%.

2.13.1	Fair value hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of profit and loss, together with any changes in the fair value of the covered parties that can be attributable to the hedged risk.

The gain or loss related to the effective portion of interest rate swaps that hedge borrowings at fixed interest rates is recognized in the statement of profit and losses as “financial expenses.”

The gain or loss related to the ineffective portion is also recorded immediately in the statement of income depending on the nature of the hedged item within the non-operating items; for those hedges related to foreign exchange exposures, as of "exchange difference"; and for those hedges related to interest rate exposures, as "interest expense". The changes in the fair value of the loans at a fixed rate that can be related to the interest rate risk are recorded in the statement of income under “financial expenses.”

If the hedge ceases to comply with the requirements to be recorded following the hedge accounting guidance, the adjustment in the book value of the hedged party for which the effective rate method is being used will be amortized in income over the remaining period until its maturity.

2.13.2	Cash flows hedges

The effective portions of the changes in the fair value of derivatives that have been designated and qualify as cash flows hedges are recorded in net equity through other comprehensive income. The gain or loss related to the ineffective portion is recorded immediately in the statement of profit and loss as non-operating items; for those hedges related to foreign exchange exposures, as of "exchange difference"; and for those hedges related to interest rate exposures, as "interest expense", depending on the nature of the hedged item.

The accumulated amounts in net equity are included in the statement of income in the periods in which the hedged parties impact the income account, having in consideration the nature of the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income, presented under non-operating items of "exchange difference" and "interest expense" depending on the nature of the hedged item.

2.14	Inventories.

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

2.15	Cash and cash equivalents.

Cash and cash equivalents include cash-in-hand, time deposits at financial entities, and other liquid short-term investments with a high liquidity usually with an original maturity of up to three months and bank overdrafts. In the statement of financial position, if there are overdrafts, these are recorded under the line other financial liabilities within the line bank loans.

2.16	Borrowings and other financial liabilities.

Borrowings, debt arising from bond issuances and financial liabilities are initially recorded at their fair value, less the transaction costs that are directly related to the transaction. Afterwards, the financial liabilities held by the Group are measured at their amortized cost using the effective rate method.

The effective rate is that which matches future payments with the net initial value of the liability.

The financial liabilities are derecognized when the obligation is cancelled, liquidated or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is accounted by derecognizing the original liability and recognizing the new liability, and the difference in the respective carrying amounts is recognized in the statement of profit and loss

2.17	Trade payables and other payables.

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
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.18	Provisions.

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

2.19	Employee benefits

2.19.1    Staff vacations.

The Company records vacation benefits expense following the accrual method. This benefit corresponds to all the personnel and is equivalent to a fixed amount according to the contracts of each employee. This benefit is recorded at its nominal value.

2.19.2           Employee Benefit Plans

The Group, in its Brazilian operations has a pension plan among other benefits with the employees. These benefits, both defined benefit and defined contribution, are instrumented through pension plans.

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

2.20	Revenue recognition.

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

2.21	Deferred income.

Cencosud recognizes deferred income for transactions from which cash is received and when the conditions described in Note 2.20 to record revenue have not been met, such as cash received at the beginning of the issuance of the Group’s investment property rental contracts.
Deferred income is recorded in the statement of income on an accrual basis and when the commercial and contractual conditions are met.

2.22	Leases.

Leases are classified as financial when they substantially transfer all the risks and benefits related to the ownership of the good. All other leases are considered as operating.

Assets acquired through a finance lease are recorded as non-current assets, and are initially measured at the present value of the minimum future payments or at its fair value if it is lower, reflecting the corresponding debt with the lessor as a liability. The payments made are detailed between the debt repayment and the corresponding financial burden, which is recorded as a financial expense for the year.

In the case of operating leases, the expense is recorded in a straight line according to the life of the lease contract for the fixed lease portion. The contingent leases are recorded as an expense of the period in which the payment appears probable, as well as the increments of fixed rent indexed by the fluctuation of the consumer price index.

2.24	Current and deferred income taxes.

The tax expense for the period is comprised of current and deferred tax. Tax is recognized in the statement of profit and loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

A deferred income tax asset is recorded only up to the point that it is probable that there will be future taxable income, against which unused fiscal credits can be applied. The deferred income tax assets accounted for, as well as those not accounted for, are subject to review at every closing date.

The deferred income tax rate is accrued from the temporary differences that arise from the investments in subsidiaries and affiliates, except when the Company has control over the time when the temporary differences will be reversed, and what it is probable that the temporary difference will not be reversed in the foreseeable future.

The deferred income tax assets and liabilities are recorded in the consolidated financial statements as non-current assets and liabilities, independently of their expected date of realization or settlement.

The deferred income tax assets and liabilities are compensated when there is a legally executable right to compensate the current tax assets with the current tax liabilities and when the deferred income tax asset and liability are related to the income tax that is levied by the same tax authority to the same tax subject or to different tax subjects where there is the intention of settling the balances over a net basis.

2.24	Payment of dividends.

Provision for the payment of dividends to the Company’s shareholders is made in the annual statement of financial position of the Group as of the date the dividends are approved by the Company’s shareholders or when the corresponding liability is accrued according to legal regulations or the by-laws set at the Shareholders’ Meeting.

Law 18,046, requires the distribution of at least 30% of the net results for the year, unless the Shareholders provided by unanimity of the issued voting otherwise. In compliance with this requirement, the Company provisions 30 % of the net result thereof less dividends paid on a temporary basis during the year as minimum dividend.

2.25	Paid-in capital.

The Company’s paid-in capital is represented by ordinary shares.
The incremental costs that can be directly allocated to the issuance of new shares are presented as a reduction to net equity, net of income taxes.

2.26	Share- based payments.

Compensation plans implemented through the use of stock options are recognized in the financial statements applying IFRS 2 “Share-based payments”, booking the expenses associated with the services provided by company executives at the time that these are incurred and a credit in the account of other equity reserves.

The Company determines the fair value of the services received by referring to the fair value of the equity instruments at the date on which these are issued. The plan that issues the stock options based on continued employment assumes that the services will be received on a lineal basis up to the maturity date of the stock options. Likewise, in the case of stock options based on performance, it is assumed that the services will be received on a lineal basis up to the maturity date of the stock options.

The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, including any performance condition which includes having a current employment contract with the Company or any of its subsidiaries in Chile or abroad and the employment relationship has-not been interrupted from the date of signature of this contract until the date of execution of stock options.

At each year end, the Company reviews the estimations of the number of options that can be exercised.
Once the options are exercised, the Company will decide if new compensation payments in shares will be issued

2.27           Non-current assets classified as held for sale.

Anon-current  asset (or a group of assets for disposal) is classified as held for sale if its carrying amount will be recovered primarily through a transaction of sale, rather than by its continued use and the sale is considered highly probable.

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

2.28           Discontinued operations.

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

2.29           Cost of sales.

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

2.30           Other expenses by function.

Other expenses by function includes, primarily, advertising expenses that the company incurs to promote its products and brands.

2.31           Distribution costs.

Distribution costs include all expenses necessary to deliver products to customers.

2.32           Administrative expenses.

Administrative expenses include payroll and personnel compensation, depreciation of property, plant and equipment for administrative purposes, amortization of non-current assets, and other overhead and administrative expenses.

2.33           Change in accounting policies

The Company assess accounting policies frequently, and decide to change any of the adopted standards only if the change: i) is required by a recently issued IFRS ; or ii) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance, or cash flows.

Except for the change in the accounting policy described in notes 2.1, 2.13 and 35, no other changes in accounting policies have been applied by the Company during 2015.

2.34           Non-cash transactions

Except for the acquisitions of assets through finance leases, the Group has not entered into other non-cash investing or financing transaction. See note 17.5.

3	Risk management policies

3.1	Position-taking financial instruments.

3.1.1	Categories of financial instruments (classification and presentation).

The Company’s position-taking instruments are classified based on their nature, characteristics and the purpose for which they have been acquired or issued.
As of December 31, 2015, and 2014 the Company classifies its financial instruments as follows:
Table 1-1. Classification of financial instruments.

December 2015

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (disclosure)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	-	-	181,562,472
	Derivatives	Forward	6	-	-	1,873,528
	Other financial instruments	Financial investments long term	6	-	-	71,414,725
		Other financial investments	6	-	-	185,549
Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	41,943,295	41,943,295	-
		Bank balances	5	189,062,850	189,062,850	-
		Short-term deposits	5	37,268,981	37,268,981	-
	Receivables	Receivables due from Bretas	6	2,625,340	2,625,340	-
		Trade receivables, net (1)	8	850,836,235	872,665,225	-
	Receivables from related entities	Receivables from related entities, current	9	14,851,194	14,851,194	-
Financial liabilities and payables	Bank loans (2)	Current	17	193,821,962	190,870,451	-
		Non-Current	17	269,733,099	270,497,907	-
	Bond debt (2)	Current	17	61,488,514	60,155,615	-
		Non-Current	17	2,586,966,437	2,634,404,575	-
	Other loans (leases)	Current	17	3,025,088	3,025,088	-
		Non-Current	17	29,524,500	29,524,500	-
	Deposits and saving accounts	Current	17	94,067,332	94,067,332	-
		Non-Current	17	23,601,397	23,601,397	-
	Debt purchase Subsidiaries	Current	17	1,388,767	1,388,767	-
		Non-Current		4,889,206	4,889,206	-
	Letters of credit	Non-Current	17	8,235,348	8,235,348	-
	Other financial liabilities—other	Current	17	2,323,419	2,323,419	-
	Trade payables	Current	18	1,622,571,864	1,622,571,864	-
		Non-Current	18	571,936	571,936	-
	Withholding taxes	Current	18	233,952,931	233,952,931	-
		Non-Current	18	3,931,055	3,931,055	-
	Payables to related entities, current	Current	9	29,196,949	29,196,949	-
Hedges	Hedging derivatives	Cash flow hedging Liabilities	17	-	-	1,146,350
		Cash flow hedging assets	6	-	-	382,046,136
		Fair Value hedging assets	6	-	-	36,675,561

(1)	The fair value of current trade receivables is similar to its carrying amount, as the impact of discounting rate is not significant.
(2)
The fair value has been determined using discounted cash flows valuation models. Meaningful inputs include the discount rate used to reflect the credit risk associated with Cencosud SA, these inputs are categorized at level II, within the fair value hierarchy.

December 2014

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (disclosure)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	-	-	37,328,837
	Derivatives	Forward				3,844,213
	Other financial instruments	Shares	6			42,780
		Financial investments long term	6			6,563,165
		Other financial investments	6			210,306
Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	44,859,904	44,859,904
		Bank balances	5	129,874,187	129,874,187
		Short-term deposits	5	44,137,702	44,137,702
	Receivables	Receivables due from Bretas	6	16,938,176	16,938,176
		Trade receivables, net (1)	8	816,354,109	826,069,978
	Receivables from related entities	Receivables from related entities, current	9	1,371,016	1,371,016
Financial liabilities and payables	Bank loans (2)	Current	17	629,083,332	609,653,255
		Non-Current	17	695,092,202	710,054,526
	Bond debt (2)	Current	17	50,539,046	49,313,910
		Non-Current	17	1,656,384,016	1,712,663,485
	Other loans (leases)	Current	17	2,671,208	2,671,208
		Non-Current	17	31,558,878	31,558,878
	Debt purchase Subsidiaries (Bretas—Prezunic and Johnson´s)	Current	17	25,542,999	25,542,999
		Non-Current		19,681,149	19,681,149
	Other financial liabilities—other	Current	17	5,939,949	5,939,949
	Trade payables,	Current	18	1,743,229,689	1,743,229,689
		Non-Current	18	810,120	810,120
	Withholding taxes	Current	18	214,513,580	214,513,580
		Non-Current	18	5,323,949	5,323,950
	Payables to related entities, current	Current	9	3,302,006	3,302,006
Hedges	Hedging derivatives	Cash flow hedging Liabilities	17			382,754
		Cash flow hedging assets	6			220,058,333
		Fair Value hedging assets	6			65,272,783

(1)	The fair value of current receivables is similar to its carrying amount, as the impact of discounting is not significant.

(2)
The fair value for disclosure purposes has been determined using discounted cash flow. Significant inputs include the discount rate used for similar instruments as modified to reflect the credit risk associated with Cencosud S.A., these inputs are categorized within level II of the fair value hierarchy.

3.1.2.	General criteria.

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

Lastly, the Company has designated as hedges those derivative instruments determined to be highly effective in offsetting exposure to changes in the hedged item attributable to the hedged risk.

3.1.3.	Accounting treatment of financial instruments (Note 2, accounting policies).

3.1.4.	Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of December 31, 2015 have been measured using the methodologies as set forth in IAS 39. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

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

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;
●	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments
●	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;
●	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

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

In 2015, the Group has no financial instruments categorized at level III, however, the procedures above mentioned are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and current and non-current non-financial assets, see note 4.

The table below presents the percentage of financial instruments, valued under each method, compared to their total value.

Table 1-4. Valuation methodologies.

December 2015

				Valuation Method
Classification	Group	Type	Note	Value	Level I	Level II	Level III	Amortized cost
				ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	181,562,472	100%	-	-	-
	Derivatives	Forward	6	1,873,528	-	100%	-	-
	Other financial Instrument	Highly liquid financial instruments	6	71,414,725	100%	-	-	-
		Other financial investments	6	185,549	100%	-	-	-
Trade Receivables, net	Cash and cash equivalents	Cash balances	5	41,943,295	-	-	-	100%
		Bank balances	5	189,062,850	-	-	-	100%
		Short-term deposits	5	37,268,981	-	-	-	100%
	Receivables	Receivables due from Bretas	6	2,625,340	-	-	-	100%
		Trade receivables, net (1)	8	850,836,235	-	-	-	100%
	Receivables from related entities	Related entities, current	9	14,851,194	-	-	-	100%
Financial liabilities and payables	Bank loans (2)	Current	17	193,821,962	-	-	-	100%
		Non-Current	17	269,733,099	-	-	-	100%
	Bonds payable (2)	Current	17	61,488,514	-	-	-	100%
		Non-Current	17	2,586,966,437	-	-	-	100%
	Other loans(lease)	Current	17	3,025,088	-	-	-	100%
		Non-Current	17	29,524,500	-	-	-	100%
	Deposits and saving accounts	Current	17	94,067,332	-	-	-	100%
		Non-Current	17	23,601,397	-	-	-	100%
	Debt purchase affiliates	Current	17	1,388,767	-	-	-	100%
		Non-Current	17	4,889,206	-	-	-	100%
	Letters of credit	Non-Current	17	8,235,348	-	-	-	100%
	Other financial liabilities	Current	17	2,323,419	-	-	-	100%
	Trade payables	Current	18	1,622,571,864	-	-	-	100%
		Non-Current	18	571,936	-	-	-	100%
	Withholding taxes	Current	18	233,952,931	-	-	-	100%
		Non-Current	18	3,931,055	-	-	-	100%
	Payables to related entities	Current	9	29,196,949	-	-	-	100%
Hedges	Hedging derivatives	Cash flow hedging liability	17	1,146,350	-	100%	-	-
		Cash flow hedging asset	6	382,046,136	-	100%	-	-
		Fair value hedging asset	6	36,675,561	-	100%	-	-

(1)	The fair value of current receivables is similar to its carrying amount, as the impact of discounting is not significant.

(2)
The fair value for disclosure purposes has been determined using discounted cash flow. Significant inputs include the discount rate used for similar instruments as modified to reflect the credit risk associated with Cencosud S.A., these inputs are categorized within level 2 of the fair value hierarchy.

December 2014

				Valuation method
Classification	Group	Type	Note	Value	Level I	Level II	Level III	Amortized cost
				ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	37,328,837	100%	-	-	-
	Derivatives	Forward	6	3,844,213	-	100%	-	-
	Shares	Shares	6	42,780	100%	-	-	-
	Other financial Instrument	Highly liquid financial instruments	6	6,563,165	100%	-	-	-
		Other financial investments	6	210,306	100%	-	-	-
Trade Receivables, net	Cash and cash equivalents	Cash balances	5	44,859,904	-	-	-	100%
		Bank balances	5	129,874,187	-	-	-	100%
		Short-term deposits	5	44,137,702	-	-	-	100%
	Receivables	Trade receivables, net (1)	8	16,938,176	-	-	-	100%
		Receivables due from Bretas	6	816,354,109	-	-	-	100%
	Receivables from related entities	Receivables from related entities, current	9	1,371,016	-	-	-	100%
Financial liabilities and payables	Bank loans (2)	Current	17	629,083,332
		Non-Current	17	695,092,202	-	-	-	100%
	Bonds payable (2)	Current	17	50,539,046	-	-	-	100%
		Non-Current	17	1,656,384,016	-	-	-	100%
	Other loans (lease)	Current	17	2,671,208	-	-	-	100%
		Non-Current		31,558,878	-	-	-	100%
	Debt purchase Bretas	Current	17	25,542,999	-	-	-	100%
		Non-Current	17	19,681,149	-	-	-	100%
	Other financial liabilities	Current	17	5,939,949	-	-	-	100%
	Trade payables	Current	17	1,743,224,689	-	-	-	100%
		Non-Current	17	810,120	-	-	-	100%
	Withholding taxes	Current	18	214,513,580	-	-	-	100%
		Non-Current	18	5,323,949	-	-	-	100%
	Payables to related entities	Current	18	3,302,006	-	-	-	100%
	Tax liabilities	Current	9	60,615,912	-	-	-	100%
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	382,754	-	100%	-	-
		Cash flow hedging assets	6	220,058,333	-	100%	-	-
		Cash flow fair value	6	65,272,783	-	100%	-	-

(1)	The fair value of current receivables is similar to its carrying amount, as the impact of discounting is not significant.

(3)
The fair value for disclosure purposes has been determined using discounted cash flow. Significant inputs include the discount rate used for similar instruments as modified to reflect the credit risk associated with Cencosud S.A., these inputs are categorized within level 2 of the fair value hierarchy.

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

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of December 31, 2015, there have been no transfers between level I and II, or transfers out of level III to another level of fair value.

3.1.5	Master netting or similar agreements

The Group does not have any hedged positions that qualify for netting mostly due to; (a) the hedge activities that the Group uses mostly relate to financial liabilities such as bank obligations and bonds, and (b) the position of the fair value of these derivatives contracts, hedging interest rate and exchange rates fluctuations, were favorable and thus presented as a assets as of December 31, 2015 and 2014.

3.1.6.	Particular effects on equity accounts.

As of December 31, 2015, the Group presents in the statement of equity the effect relating to derivatives instruments for cash flow hedges deemed as effective. These instruments correspond to derivative contracts (cross currency swaps) with Banco Santander for UF 2,257,437 (equivalent to 280,000,000 soles) related to Incabond Hedge which maturity date is in 2018, hedges by US$ 535,000,000 related to the 144a bond issuance which maturity is on 2021, hedges by US$ 1.060,000,000 related to the 144a bond issuance which maturity is on 2023, hedges by US$ 66,666,667 related to the Scotiabank credit which maturity is on 2017, hedges by US$ 40,000,000 related to the Rabobank loan which maturity is on 2018, hedges by US$ 50,000,000 related to the Rabobank loan which maturity is on 2020, hedges by US$ 50,000,000 related to the Mizuho which maturity is on 2019 and hedges by US$ 50,000,000 related to the Sumitomo loan which maturity is on 2019.

In addition, the effect of those gains and losses generated from exchange rate fluctuations has been separated on the income statement and equity, based on the relevant nature of the operations carried out by the Company.

3.1.7.	Reclassifications.

As of the end of this reporting period, there are no reclassifications between categories.

3.1.8.	Embedded derivatives.

As of the end of this reporting period, the Company has not identified any embedded derivatives that should be valued independently from the host contract.

3.1.9.	Non-compliance.

As of the end of this reporting period, the Company has not identified any non-compliance conditions related to outstanding liabilities.

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

Although the Company holds positions in financial instruments as part of its overall financial risk management strategy, only the following derivative instruments have been classified as accounting hedges:

Table 1-10. Hedges.

2015

		Hedge subject			Book	Hedging instrument		Fair
Hedge type	Risk	classification	Group	Type	value	Group	Type	value	Note
					(ThCh$)			(ThCh$)

Cash flow	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(58,029)	17
Cash flow	Interest rate and exchange rate	Financial liability	Bonds payable	Incabond 1	—	Derivate	Cross currency swap	(1,088,321)	17

						Sub—total derivative		(1,146,350)

Fair value	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	9,453,659	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	155,091,817	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	8,886,287	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	8,221,251	6
Fair value	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond – 2	—	Derivate	Cross currency swap	27,221,902	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond – 2	—	Derivate	Cross currency swap	196,025,382	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	2,871,461	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Mizuho Credit	—	Derivate	Cross currency swap	2,950,408	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Sumitomo Credit	—	Derivate	Cross currency swap	7,999,530	6

						Sub—total derivative		418,721,697

2014

		Hedge subject			Book	Hedging instrument		Fair
Hedge type	Risk	classification	Group	Type	value	Group	Type	value	Note
					(ThCh$)			(ThCh$)
Cash flow	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(382,754)	17

						Sub—total derivative		(382,754)

Fair value	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	23,675,033	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	82,179,076	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	Incabond 1	—	Derivate	Cross currency swap	1,267,147	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Bank of Tokyo	—	Derivate	Cross currency swap	531,063	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	BBVA Bank NY	—	Derivate	Cross currency swap	3,467,839	6
Fair value	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	740,032	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	4,509,192	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	8,101,046	6
Fair value	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond – 2	—	Derivate	Cross currency swap	40,857,718	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond – 2	—	Derivate	Cross currency swap	113,549,801	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	2,168,345	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Mizuho credit	—	Derivate	Cross currency swap	2,090,495	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Sumitomo credit	—	Derivate	Cross currency swap	2,194,329	6
Fair value	Interest rate and exchange rate	Financial Asset	Bank obligations	HSBC Credit	—	Derivate	Forward	3,844,213	6

						Sub—total derivative		289,175,329

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

The following table presents, as of December 31, 2015 and 2014, the amount in the financial asset category that best represents maximum exposure to credit risk without considering guarantees or credit enhancements.

Table 2-1-1. Exposure to credit risk by financial asset category.

As of December 31, 2015

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through profit or loss	Mutual funds	Mutual funds shares	6	181,562,472
	Derivatives	Forward	6	1,873,528
	Other financial instruments	Highly liquid financial investments	6	71,414,725
		Other financial investment	6	185,549
Trade receivables net	Cash and cash equivalents	Cash balances	5	41,943,295
		Bank balances	5	189,062,850
		Short-term deposits	5	37,268,981
	Receivables	Receivables due from Bretas	6	2,625,340
		Trade receivables net, current and not current (1)	8	850,836,235
	Receivables from related entities	Related entities, current	9	14,851,194

As of December 31, 2014

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through profit or loss	Mutual funds	Mutual funds shares	6	37,328,837
	Derivatives	Forward	6	3,844,213
	Shares	Shares	6	42,780
	Other	Highly liquid financial investments	6	6,563,165
		Other financial investment	6	210,306
Trade receivables net	Cash and cash equivalents	Cash balances	5	44,859,904
		Bank balances	5	129,874,187
		Short-term deposits	5	44,137,702
	Receivables	Receivables due from Bretas	6	16,938,176
		Trade receivables net, current y not current (1)	8	816,354,109
	Receivables from related entities	Related entities, current	9	1,371,016

(1)	The fair value of current receivables is similar to its carrying amount, as the impact of discounting is not significant.

Credit risk exposure is primarily concentrated in credit card and trade receivables, please note 8.

3.2.1.2.	Effect of guarantees on exposure.

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

Table 2-1-2. Diversification of counterparties.

As of December 31, 2015

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit and loss	Mutual funds	Mutual funds	Domestic banks	75.93
			Foreign banks	24.07
	Derivatives	Forward	Domestic banks	100.00
			Foreign banks	0.00
	Other financial instruments	Highly liquid financial instruments	Domestic banks	100.00
			Foreign banks	0.00
		Other financial instruments	Domestic banks	0.00
			Foreign banks	100.00
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	27.39
			Foreign banks	72.61
		Bank balances	Domestic banks	70.90
			Foreign banks	29.10
		Short- term deposits	Domestic banks	2.83
			Foreign banks	97.17
	Receivables	Trade receivables, gross	Non-financial institutions	100.00
	Receivables from related entities	Related entities,	Non-financial institutions	100.00

As of December 31, 2014

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit and loss	Mutual funds	Mutual funds	Domestic banks	37.54
			Foreign banks	62.46
	Derivatives	Forward	Domestic banks	98.62
			Foreign banks	1.38
	Other financial instruments	Highly liquid financial instruments	Domestic banks	100.00
			Foreign banks	0.00
		Other financial instruments	Domestic banks	100.00
			Foreign banks	0.00
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	25.40
			Foreign banks	74.60
		Bank balances	Domestic banks	52.97
			Foreign banks	47.03
		Short- term deposits	Domestic banks	29.36
			Foreign banks	70.64
	Receivables	Receivables due from Bretas	Non-financial institutions	100.00
		Receivables from related entities,	Non-financial institutions	100.00

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

As part of its credit risk management activities, the Company constantly monitors the credit quality of counterparties for financial assets that are not in default or impaired. The following table details the credit quality by financial entity of the Company’s investments:

As of December 31, 2015

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	J.P. Morgan	136,817,355	A+	Stable
	Foreign banks	44,745,117	(*)	Stable
Financial instruments	Bonds - Central bank of Chile	71,414,725	AAA	Stable
Derivatives – Hedging	Domestic banks	418,721,697	-	Stable
Derivatives – Financial	Domestic banks	1,873,528	-	Stable

As of December 31, 2014

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	Banchile	13,151,667	AA+	Stable
	BCI bank	860,000	AA+	Stable
	Foreign banks	23,317,170	(*)	Stable
Financial instruments	Bonds - Central bank of Chile	6,563,165	AAA	Stable
Derivatives - Hedging………………	Domestic banks	289,175,329		Stable

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

3.2.1.6.	Credit Risk from the non-current assets classified as held for sale (see note 34).

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

In the particular field of financial business, significant progress has been made in structuring our shared model with local class partners. This model has been already implemented in Brazil, Colombia and Chile, with Bradesco, Colpatria Bank and Scotiabank respectively. Cencosud remains in control 100% of the operation of financial business in Argentina, and Peru through the Banco Cencosud Peru and a very limited mortgage portfolio in Chile remnant, through Banco Paris.

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

In this context, the challenge lies in managing the cardholder portfolio and its associated risk, building long-term relationships with cardholders and making the value proposition and the retail business sustainable over time. Risk management is structured to ensure:

●	Optimum cardholder selection.
●	Optimum portfolio management, which involves activating, strengthening, retaining, reducing and containing the portfolio card holders.
●	Optimum collections management for cardholders in default, maximizing recovery with high standards of quality and service without affecting the relationship with Cencosud’s customers.
Cardholder management efforts are broadly targeted to include all customers, from our target market to prospective customers, including those with or without retail purchases, with or without credit card movements and with or without payments in default.

a.	Key Risk Management Factors

The large-scale and fragmented nature of the business determines portfolio management, in which the following key risk management factors stand out:

●	Automation and centralization of decision making.
●	Customer segmentation.
●	Management of information and earnings projections.
●	Collections management.
●	Large-scale and selective control model for credit and collections circuit.
●	Provision models to cover portfolio risk in line with Basel II standards.

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

Provision models to cover portfolio risk in line with Basel II standards: the Company has different provisions models that adhere to local regulations in each country as well as Basel II standards, in order to most adequately reflect cardholder portfolio risk. External variables which affect payment behavior are also included in statistical models for estimating provisions. The Company is making progress in each country on implementing anti-cyclical provisions based on industry best practices, starting with Chile, Peru and Argentina. It also uses back testing to periodically monitor the sufficiency of the provisions it establishes.

Lastly, the Company has a corporate governance strategy that includes, among others, local Risk Committees for each country and a Corporate Risk Committee in which directors and senior executives participate. These committees have the following objectives, among others:

●	Monitor the business’s main risk indicators.
●	Monitor the correct functioning of policies and credit and collections processes.
●	Authorize entry into new markets and/or new products that impact risk.
●	Authorize provisions model and monitor sufficiency.

3.2.1.7.	Liquidity risk.

The concept of liquidity risk is used by the Company to refer to financial uncertainty, at different time horizons, related to its capacity to respond to cash needs to support its operations, under both normal and exceptional circumstances.
As of December 31, 2015 and 2014, the Company presents the following maturities for its financial instruments:

Table 2-2-1. Maturity analysis.

As of December 31, 2015

		Maturity
							More than	Total
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	5 years	liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	2,159,926,715	181,386,938	300,529,851	297,961,977	457,742,494	3,236,955,573	6,634,503,548
Other financial liabilities current and non-current	Bank loans	102,951,065	99,701,856	83,159,226	40,185,843	161,716,098	8,762,694	496,476,782
	Bond debt	77,074,337	72,809,646	173,605,935	250,165,276	291,432,459	3,205,226,940	4,070,314,593
	Other loans	208,345	2,816,743	4,861,705	4,811,000	4,287,574	19,850,907	36,836,274
	Other financial liabilities	-	58,029	1,088,321	-	-	-	1,146,350
	(Cross Currency Swaps—Interest Rate Swaps)
	Deposits and other demand deposits	86,275,083	3,515,945	23,601,397	-	-	-	113,392,425
		451,312	-	-	-	-	-	451,312
		-	-	8,074,123	935,572	306,363	3,115,032	12,431,090
		4,628,595	-	-	-	-	-	4,628,595
	Debt purchase of subsidiaries	1,388,767	1,388,767	1,636,153	1,864,286	-	-	6,277,973
		2,323,419	-	-	-	-	-	2,323,419
Commercial loans	Trade payables and other payables and non-current liabilities	1,855,428,843	1,095,952	4,502,991	-	-	-	1,861,027,786
	Payables to related entities	29,196,949	-	-	-	-	-	29,196,949

As of December 31, 2014

		Maturity
							More than	Total
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	5 years	liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	2,430,673,854	349,782,347	370,460,528	362,496,508	518,854,758	1,936,236,784	5,968,504,779
Other financial liabilities current and non-current	Bank loans	498,539,152	149,435,250	220,850,506	226,974,267	223,824,662	70,416,371	1,390,040,208
	Bond debt	56,542,328	55,014,112	98,277,232	124,427,473	290,909,834	1,843,402,526	2,468,573,505
	Other loans	565,487	2,106,055	4,185,774	4,110,715	4,120,262	22,417,887	37,506,180
	Other financial liabilities	-	382,754	-	-	-	-	382,754
	(Cross Currency Swaps—Interest Rate Swaps)
	Deposits and other demand deposits	-	25,542,999	12,697,096	6,984,053	-	-	45,224,148
	Debt purchase of subsidiaries	5,939,949	-	-	-	-	-	5,939,949
Commercial loans	Trade payables and other payables and non-current liabilities	1,872,835,239	110,250,870	34,449,920	-	-	-	2,017,536,029
	Payables to related entities	3,302,006	-	-	-	-	-	3,302,006

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

As of December 31, 2015, the Company has available unused lines of credit for approximately ThCh$ 466,587,164 (ThCh$ 352,869,821 as of December 31, 2014).

As of December 31, 2015, the company held unused line of credits as a result of Confirming operations by ThCh$ 144,121,845 (ThCh$ 115,411,853 as of December 31, 2014) which held the original maturities agreed with the supplier. Such operations are presented in the line trade accounts payables.

Confirming operations that consider a longer term of payment with the bank that the original payment deadline set by the Company and its suppliers in the trade agreement amounted, in the portion corresponding to the longest period of payment as of December 31, 2015 to ThCh$ 2,323,419 (ThCh$ 5,939,949 as of December 31, 2014) in Peru. These operations are presented under “Other financial liabilities” (see note 17)

These operations are monitored on a regular basis so that these exposures do not adversely affect the consolidated financial ratios according to corporate policies with the final purpose of ensuring that the liquidity ratio and short term debt are within the parameters set up by management.

3.2.1.8.	Market risk.

The Company is exposed to market risk, which involves variations in interest and exchange rates that may affect its financial position, operating results and cash flows. The Company’s hedge policy calls for a periodic review of its exposure to interest and exchange rate risk for its main assets and obligations.

3.2.1.8.1.	Interest rate risk.

As of December 31, 2015, approximately 73% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rates. The remaining 27% was at floating interest rates including derivatives. Within the variable rate debt liabilities, approximately 98.14% is indexed to local interest rates (either as originally denominated or by re-denominating with derivatives).

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

For variable rate debt, the financial risk refers to the potential upward deviation of cash flows related to interest payments on obligations from a specific target, attributable to the rise in interest rates that are important to the Company’s indebtedness structure, namely: LIBOR, TAB (Chilean interbank interest rate) nominal and the Chamber rate (CAM), Chile.

As of and for December 31, 2015

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on profit and loss
				%	(ThCh$)
Net liability	Ch$	39,754,050,000	TAB NOM 90	(40.30)	179,417
				40.91	(182,146)
Net liability	Ch$	34,819,697,369	TAB NOM 180	(34.94)	119,834
				38.20	(131,021)
Net liability	Ch$	406,469,230,000	CAM	(41.77)	1,332,677
				39.79	(1,269,363)
Net liability	BR$	305,956,978	CDI	(14.52)	256,586
				12.90	(227,944)

As of and for December 31, 2014

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on profit and loss
				%	(ThCh$)
Net liability	USD	400,000,000	LIBOR 1M	(36.23)	101,133
				33.91	(94,648)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(42.86)	316,896
				43.19	(319,361)
Net liability	Ch$	184,819,697,369	TAB NOM 180	(37.04)	638,566
				45.07	(777,073)
Net liability	Ch$	607,851,430,000	CAM	(43.25)	2,147,451
				42.18	(2,094,005)
Net liability	BR$	698,216,971	CDI	(14.82)	668,159
				13.18	(594,228)
Net liability	COP$	296,642,344,553	DTF TA	(17.18)	135,386
				12.02	(94,704)
Net liability	COP$	66,762,674,279	IBR	19.89	(35,829)

The effect on profit and loss obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for the interest payment and the amount that would have been recorded in a scenario of lower or higher interest rates).

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

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (68.31%) is denominated in local currency. As of December 31, 2015, approximately 57.21% of the debt in U.S. dollars was hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

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

As of and for December 31, 2015

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on profit and loss
					%		(ThCh$)
Net liability	USD	1,388,843,062	USD-CLP	710.16	-8.76%	647.97	86,375,317
					10.22%	782.76	(100,826,078)
Net liability	ARG	447,185,623	ARS-CLP	54.80	-14.53%	46.84	3,560,441
					11.17%	60.92	(2,736,182)
Net liability	UF	18,080,089	CLF-CLP	25,629.09	-0.484%	25,505.07	2,242,293
					2.380%	26,239.04	(11,028,017)
Net liability	COP	4,352,231,183	COP-CLP	0.22	-10.505%	0.20	102,043
					9.497%	0.24	(92,255)
Net liability	PEN	132,268,544	PEN-CLP	207.56	-8.239%	190.46	2,261,895
					9.541%	227.36	(2,619,300)
Net liability	BRL	448,714,904	BRL-CLP	178.90	-12.247%	156.99	9,831,486
					11.141%	198.83	(8,943,599)

As of and for December 31, 2014

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on profit and loss
					%		(ThCh$)
Net liability	USD	573,261,055	USD-CLP	606.75	-8.95%	552.46	31,120,559
					9.74%	665.82	(33,863,241)
Net liability	ARG	430,004,718	ARS-CLP	71.64	-14.55%	61.22	4,480,841
					11.25%	79.70	(3,466,153)
Net liability	UF	18,434,243	CLF-CLP	24.627.10	-0.496%	24,504.87	2,253,307
					2.460%	25,232.89	(11,167,289)
Net liability	COP	400,779,827,586	COP-CLP	0.26	-10.505%	0.23	10,743,949
					9.786%	0.28	(10,009,522)
Net liability	PEN	541,187,436	PEN-CLP	203.54	-8.387%	186.47	9,238,629
					9.450%	222.77	(10,409,018)
Net liability	BRL	1,025,118,587	BRL-CLP	228.19	-10.900%	203.32	25,497,495
					11.433%	254.28	(26,745,359)

The effect on profit and loss obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for exchange differences and the amount that would have been recorded in a scenario of lower or higher exchange rates).

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
The Company assesses the fluctuation of the functional currencies compared to the presentation currency through a sensitivity analysis on equity and net assets in local currency using favorable and unfavorable scenarios, the amounts of exposure of all possible scenarios, including a general one, resulting from this analysis are as follows:

Currency	Rate of conversion	Scenarios	Flux on assets	Flux%	Flux on Equity	Flux %
			ThCh$		ThCh$
ARG PESO	46.84	S1	$(179,532,627)	-1.78%	$(80,066,542)	-2.02%
	60.92	S2	$139,976,456	1.38%	$62,425,593	1.57%
COP PESO	0.2	S1	$(145,138,804)	-1.44%	$(108,821,492)	-2.74%
	0.24	S2	$174,896,904	1.73%	$131,133,381	3.30%
PER SOL	190.46	S1	$(109,114,504)	-1.08%	$(75,184,204)	-1.89%
	227.36	S2	$117,186,438	1.16%	$80,746,087	2.03%
BRL REAL	156.99	S1	$(139,325,600)	-1.38%	$(82,887,125)	-2.09%
	198.83	S2	$134,149,590	1.33%	$79,807,827	2.01%

All currencies		S1	$(573,111,535)	-5.67%	$(346,959,363)	-8.74%
		S2	$566,209,388	5.60%	$354,112,888	8.92%

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

Segment	2015
	Chile	Argentina	Peru	Colombia	Brazil
Supermarkets	8.62%	32.65%	9.31%	8.76%	9.65%
Department Stores	7.87%	-	-	-	-
Home Improvement	8.48%	35.40%	-	-	-

Segment	2014
	Chile	Argentina	Peru	Colombia	Brazil
Supermarkets	9.60%	31.07%	10.65%	9.51%	10.30%
Department Stores	9.17%	-	-	-	-
Home Improvement	9.54%	34.33%	-	-	-

The projection of flows is carried out by each country and by business segment. Using the functional currency of each country and the projection considered a horizon of 5 years perpetuity, unless they justify a different horizon. The projections are based on the historical information, taking the 2016 official budget as the first yearly flow, and considering the main macroeconomic variables that affect the markets. In addition projections considered a moderate organic growth and recurring investments needed to keep generating capacity of flow of each segment

The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each operating segment representing the cash generating unit determined to carry out the annual impairment test. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role that brand has in the generation of sales.

During the years ended December 31, 2015 and December 31, 2014, except for the goodwill of the CGU Supermarkets - Brazil, there have been no losses for impairment of assets with indefinite useful life. (See note 13)

4.2.	Impairment of accounts receivable

The Company assesses the impairment of the accounts receivable when there is objective evidence that it will not be able to collect all the amounts according to the original terms of the account receivable (Note 2.12.2).

4.3	Investment property

a) Fair value measurement for lands

The fair value for land is determined under responsibility of The Company’s finance department, by contracting external experts who have the appropriate professional qualification and recent experience in the location and category of the property being valued.

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

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country.  The rates used at December 31, 2015 were 6.73% in Chile, 22.50% in Argentina, 7.50% in Peru and 7.66% in Colombia (at December 31, 2014: 7.09% in Chile, 22.53% in Argentina, 7.80% in Peru and 7.70% in Colombia). To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country.
As a result of the project of tax reform in Chile enacted in the second half of the year 2014, the Group conducted an assessment of changes in the legislation and included such in determining the fair value of the investment properties from September 30, 2014.
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

d)	Leverage Ratio: Estimated as of BETA referring them on 66.9% equity and 33.1% debt.
e)	Tax rate: We use the tax rate in effect in each country
f)
Spread: The international bond spread of Cencosud is used to estimate the return on debt which is similar to the Industry spread. With all these factors we estimate the discount rate (WACC) nominal and real, the latter being used as the flow is estimated at UF (Unidad de Fomento) in Chile, or adjusted for inflation in Peru and Argentina

2.           Revenue growth:

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

Based on the points described above, the estimated available flow projection thirty-year term, after which is estimated a perpetuity. The present value of these flows determines the fair value of the investment property.

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

Class	Country (*)	Unobservable input	Range

Malls	Chile	Discount rate (risk adjusted)	7.09% - 8.0%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

	Argentina	Discount rate (risk adjusted)	22.5% - 24%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

Office	Chile	Discount rate (risk adjusted)	6.73% - 8.0%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate (1st through 5th year)	50% - 90%%
		Thereafter	80% - 98%

(*) The group concentrates 89% of the total of the investment properties in Chile and Argentina.

The estimated fair value of the investment properties would increase (decrease) if:

●	Risk-adjusted discount rate were lower (higher)
●	Expected revenue growth were higher (lower)
●	The occupancy rate were higher (lower)

4.4	Fair value of derivatives

The fair value of financial instruments that are not traded in an active market as it is the case of the over-the-counter derivatives is determined by using valuation techniques. The group uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The Group has used discounted cash flows analysis for various foreign exchange contracts and interest rate contracts that are not traded in active markets. (See note 3.1.4)

5	Cash and cash equivalents

The composition of this item as of December 31, 2015 and 2014 is the following:

	As of December 31,
Cash categories	2015	2014
	ThCh$	ThCh$
Cash in hand	41,943,295	44,859,904
Bank balances	189,062,850	129,874,187
Short-term deposits	37,268,981	44,137,702
Cash and cash equivalents	268,275,126	218,871,793

Cash and equivalents include cash, bank account balances and short term investments. Currency is as follows:

	As of December 31,
Currency	2015	2014
	ThCh$	ThCh$
Chilean Peso	91,333,057	89,101,619
Argentine Peso	15,680,751	28,382,909
US dollars	27,107,038	454,489
Peruvian New Sol	78,194,481	79,280,765
Brazilian Real	8,172,385	9,720,446
Colombian Peso	47,787,414	11,931,565

Total cash and cash equivalents	268,275,126	218,871,793

6	Other financial assets, current and non-current

The composition of this item as of December 31, 2015 and 2014 includes the following:

	As of December 31,
Other financial assets, current	2015	2014
	ThCh$	ThCh$
Shares	-	42,780
Mutual Funds Shares	181,562,472	37,328,837
Hedging Derivatives	1,873,528	3,844,213
Highly liquid financial instruments	71,414,725	6,563,165

Total other financial assets, current	254,850,725	47,778,995

	As of December 31,
Other financial assets, non-current	2015	2014
	ThCh$	ThCh$
Derivatives	418,721,697	285,331,116
Financial investments Long term	185,549	210,306
Account receivable due from Bretas	2,625,340	16,938,176

Total other financial assets, non-current	421,532,586	302,479,598

6.1	Offsetting non-derivatives financial assets and liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends to either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The following financial assets and liabilities are subject to offsetting in accordance with paragraph 42 of IAS 32:

a)	As of December 31, 2015

Financial assets

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account receivable due from Bretas ,	8,613,305	(10.249.458)	(1,636,153)	4.261.493	—	2,625,340

b)	As of December 31, 2014

Financial assets

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account receivable due from Bretas ,	16,938,176	-	16,938,176	—	—	16,938,176

c)	As of December 31, 2015

Financial liabilities

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account payable due from Bretas purchase	(10,249,458)	8.613.305	(1,636,153)	1.636.153	—	—

d)	As of December 31, 2014

Financial liabilities

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account receivable due from Bretas ,	(12,697,096)	-	(12,697,096)	12,697,096	—	—

The Company entered into an agreement for the acquisition of Bretas in October 2010. As part of this acquisition, the Group assumed certain tax contingencies and accounted them for in accordance with IFRS 3, however, the former shareholders of Bretas agreed on assuming these tax contingencies when their settlement becomes effective, which entitled the Group to account for a receivable amount as a guarantee and presented it as an offset of the non-current financial liability that the Group accounted for as a result of the outstanding consideration from the acquisition.

As of December 31, 2015 this amount owed by the Group to the former owners of Bretas was reclassified and presented as a current financial liability considering its enforceability in the short term. As a result of this change in presentation of the financial liability and the expected settlement of certain contingencies in the long term, the parties agreed that (a) the receivable for contingencies which settlement is expected in the short term is to offset the financial liability for the outstanding consideration, and (b) all cash outflows that the Group makes related to the long-term tax contingencies are to be deducted from the future lease payments made to the former shareholders of Bretas, established in a separate lease contract.

This change in the agreement resulted in the presentation of a separate long-term account receivable for the tax contingencies. As of December 31, 2015 and December 31, 2015 and 2014, the amount of the mentioned tax contingencies is presented as a long-term provision in the consolidated statement of financial position of the Group.

7	Derivative financial instruments

7.1	Financial assets and liabilities held at fair value through profit or loss

The Company, following the financial risk management policy described in Note 3, enters into financial derivative contracts to hedge exchange rate and interest rate fluctuation risks.

This caption mainly includes forward contracts used to produce future cash flows in USD. The balance as of December 31, 2015 shows a current asset by ThCh$ 1,893,528, and no balance as of December 31, 2014.

Changes in the fair value of the assets and liabilities classified in this category (cross currency swaps and interest rate swaps) are recorded under “financial income” or “financial expenses” depending on the nature of the hedged item, except for the agreements that do not hedge direct liabilities.

These financial instruments are recorded in the accounts other current and non-current financial assets and other current and non-current financial liabilities.

7.2	Hedging assets and liabilities

The Company has derivatives to hedge exposure to exchange rate and interest rate variation, particularly instruments classified as cross currency swaps (CCS), used to hedge debts denominated in Peruvian Nuevo Soles and U.S. dollars from bond placements and bank debt in those currencies. These instruments are classified as cash flow and fair value hedges. The fair value of these contracts as of December 31, 2015 represent a non-current asset of Th Ch$ 418,721,697 and a liability of ThCh$ 1,141,394, (ThCh$ 3,844,213 current asset, ThCh$ 285,531,116 non- current asset; and a liability of ThCh$ 382,754 as of December 31, 2014).

These financial instruments are recorded in the accounts current and non-current financial assets and current and non-current financial liabilities. The liabilities are detailed in Note 17.4 and the asset in Note 6.

Changes in the fair value of the assets and liabilities classified in this category (cross currency swaps) are recorded under “financial income” or “financial expenses”, depending on the nature of the hedged item.

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

		Expected cash flows
	Carrying amount	One year or less	More than one year
December 31, 2015	ThCh$	ThCh$	ThCh$
Cross Currency Swap
Assets	418,721,697	30,773,600	1,284,206,000
Liabilities	1,088,321	-	57,856,056
Interest Rate Swap
Liabilities	58,029	-	-

		Expected cash flows
	Carrying amount	One year or less	More than one year
December 31, 2014	ThCh$	ThCh$	ThCh$
Cross Currency Swap
Assets	289,175,329	32,674,951	1,106,687,377
Liabilities	-	-	-
Interest Rate Swap
Liabilities	382,754	-	-

During 2015 several derivative agreements designated as cash flow hedges and fair value hedges were included into a settlement operation. The operation involved the modification of the referential exchange rate for all instruments, while all other elements such as terms, notional and maturity were maintained as initially subscribed. The settlement of these aforementioned cross currency swap agreements produced cash inflows amounting ThCh$ 51,015,785 included in the consolidated statements of cash flows under the "Other cash inflows (outflows)" line. Previous effects accumulated in net equity through other comprehensive income, will be recycled to the statement of profit and loss following the straight line method considering the terms of the hedged items.

8	Trade receivables and other receivables

Trade receivables and other receivables as of December 31, 2015 and 2014 are as follows:

	As of December 31,
Trade receivables and other receivables, net, current	2015	2014
	ThCh$	ThCh$
Trade receivables net, current	174,446,809	190,629,343
Credit card receivables net, current	342,372,436	272,626,749
Other receivables, net, current	302,409,953	317,357,759
Letters of credit loans	610,185	962,903

Total	819,839,383	781,576,754

	As of December 31,
Trade receivables and other receivables, net, non-current	2015	2014
	ThCh$	ThCh$
Trade receivables net, non-current	415,973	960,006
Credit card receivables net, non-current	4,610,379	2,800,679
Other receivables, net, non-current(1)	16,312,688	20,614,649
Letters of credit loans	9,657,812	10,402,021

Total	30,996,852	34,777,355

	As of December 31,
Trade receivables and other receivables, gross, current	2015	2014
	ThCh$	ThCh$
Trade receivables gross, current	192,176,807	210,196,220
Credit card receivables gross, current	358,131,672	287,514,053
Other receivables gross, current	313,390,901	328,546,822
Letters of credit loans	776,786	962,904
Total	864,476,166	827,219,999

	As of December 31,
Trade receivables and other receivables, gross, non-current	2015	2014
	ThCh$	ThCh$
Trade receivables gross, non-current	415,973	960,006
Credit card receivables gross, non-current	4,610,379	2,800,679
Other receivables gross, non-current	16,312,688	20,614,649
Letters of credit loans, non-current	9,657,812	10,402,021
Total	30,996,852	34,777,355

	As of December 31,
Trade receivables and other receivables close to maturity	2015	2014
	ThCh$	ThCh$
Less than three months	622,399,661	606,401,384
Between three and six months	65,106,283	73,829,507
Between six and twelve months	60,918,226	46,238,087
In more than twelve months	30,996,852	34,777,355

Total	779,421,022	761,246,333

Please refer to table 1-1 in Note 3 to see the trade receivables’ and other receivables’ fair value.

The maturity of past due trade receivables as of December 31, 2015 and 2014 is as follows:

	As of December 31,
Trade receivables past due but not impaired	2015	2014
	ThCh$	ThCh$
Past due in less than three months	81,294,828	54,092,055
Past due between three and six months	10,635,980	18,260,439
Past due between six and twelve months	10,809,004	5,791,956
Past due in more than twelve months	13,312,184	22,606,571

Total	116,051,996	100,751,021

The movement of the bad debt allowance is as follows:

	As of December 31,
Change in bad debt allowance	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Initial balance	45,643,245	91,600,887	93,609,839
Increase in provision	27,855,602	145,456,872	87,813,321
Write-off	(23,427,920)	(97,906,650)	(89,822,273)
Reversal of provision	(5,434,144)	(38,037,483)	-
Reclassification to assets held for sale (note 34)	-	(55,470,381)	-

Total	44,636,783	45,643,245	91,600,887

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Cencosud Group does not request collateral as a guarantee.

The information presented below is required by the Superintendence of Securities and Insurance through the rule number 23942 dated on September 14, 2011.

The financial business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings that the Company provides through each of its business units and is aimed at building long-term relationships with our customers.

Receivables distribution with respect to the total portfolio is:

	As of December 31,
Receivables portfolio	2015		2014
	ThCh$	%	ThCh$	%
Current credit card receivables, gross	358,131,672		287,514,054
Non—current credit card receivables, gross	4,610,379		2,800,678

Total credit card receivables	362,742,051		290,314,732

Argentine credit card	267,041,426	74	220,392,098	76
Peruvian credit card	95,700,625	26	69,922,634	24

Total credit card receivables	362,742,051	100	290,314,732	100

Progress is being made to regionalize the financial business through an organizational structure where each risk area autonomously and independently manages risk, led by the Corporate Risk Management Division, which reports directly to Cencosud’s Corporate CEO. In turn, the risk management areas in each country report (administratively and functionally) to the Corporate Risk Manager.

On May 1, 2015 the transaction for which Scotiabank Chile acquired 51% of the division of retail financial services Cencosud SA was completed (see note 34). As a result of that, the companies CAT Administradora de Tarjetas S.A., Operadora de Procesos S.A., Servicios Integrales S.A, y CAT Corredores de Seguros y Servicios S.A. were deconsolidated as of that date. (See note 34 that further explains this transaction and accounting treatment for the investment in these associated entities)

ARGENTINA

1.	Credit policies.

a)
Customers are selected using policies with parameters based on the credit assessment system. The approval decision and the credit limit are based on a combination of statistical models, payment history in the financial system and an estimate of the applicant’s income level. The minimum payment is between 10% and 30% depending on the shopping risk segment of the costumer up to 5 installments and 100% for purchases greater than 5 installments: Associated commerces represent a 22% of total sales for the period ended December 31, 2015. No financial products of advance cash are offered.

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

d)
Write-off policy: The local regulator requires allowances for 100% of delinquent debt once it is 360 days past due. However, Cencosud applies their own criteria of establishing allowances for 100% of accounts that are 180 days past due. Currently, because of a limitation with the card processing system in Argentina, accounts are not written-off in accounting at 360 days. However, the 100% allowance is maintained.

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

Cencosud Argentina segments its portfolio into three main groups based on risk of non-collection. This segmentation is determined when customers are approved for credit and is used primarily to properly allocate credit limits. Each month, the company monitors the mixture of characteristics of new cards issued versus the portfolio, and any important deviations are used to modify customer selection methods.

3.	Portfolio stratification

As of December 31, 2015

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Collections up to date	743,730	230,879,384	5,142	2,239,573	233,118,957
01-30 days	92,994	22,052,080	1,606	658,369	22,710,449
31-60 days	22,672	5,080,692	790	373,964	5,454,656
61-90 days	10,010	2,375,722	483	241,410	2,617,132
91-120 days	4,538	1,204,153	220	123,513	1,327,666
121-150 days	3,090	954,410	73	41,477	995,887
150-180 days	2,842	813,299	8	3,380	816,679
>180 days	-	-	-	-	-
Total	879,876	263,359,740	8,322	3,681,686	267,041,426

M$
Total allowance on non-refinanced portfolio	6,391,680	Stock as of December 2015
Total allowance on refinanced portfolio	1,652,743	Stock as of December 2015
Total write-offs for the period	516,545	Write-offs between Jan and Dec 2015
Total recovered for the period	350,236	Write-offs recovered between Jan and Dec 2015

N°
Number of credit card holders issued (does not include additional credit cards holders)	1,401,108	Stock as of December 2015
Number of credit cards with outstanding balances	888,198	Stock as of December 2015
Average number of refinancing accounts	1,460	Average number of accounts refinanced monthly between Jan and Dec 2015
Total refinanced receivables	3,681,686	Stock of refinanced portfolio as of December 2015
% refinanced / non-refinanced portfolio	0.95	Number of refinanced customers/non-refinanced customers

As of December 31, 2014

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Collection up to date	787,949	188,443,617	5,254	2,815,381	191,258,998
01-30 days	94,951	20,002,040	1,993	685,699	20,687,739
31-60 days	16,694	3,217,508	938	390,654	3,608,162
61-90 days	8,710	1,969,955	571	276,826	2,246,781
91-120 days	3,850	978,019	277	153,264	1,131,283
121-150 days	2,588	790,351	79	34,186	824,537
150-180 days	2,188	633,775	2	823	634,598
>180 days	-	-	-	-	-
Total	916,930	216,035,265	9,114	4,356,833	220,392,098

M$
Total allowance on non-refinanced portfolio	6,328,417	Stock as of December 2014
Total allowance on refinanced portfolio	1,661,563	Stock as of December 2014
Total write-offs for the period	371,365	Write-offs between Jan and Dec 2014…..
Total recovered for the period	464,531	Write-offs recovered between Jan and Dec 2014….

N°
Number of credit card holders issued (does not include additional credit cards holders)	1,232,252	Stock as of December 2014
Number of credit cards with outstanding balances	926,044	Stock as of December 2014
Average number of refinancing accounts	1,401	Average number of accounts refinanced monthly between Jan and Dec 2014
Total refinanced receivables	4,356,833	Stock of refinanced portfolio as of December 2014
% refinanced / non-refinanced portfolio	0.99	Number of refinanced customers/non-refinanced customers

4.           Portfolio allowance factors.

As of December 31, 2015

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Collection up to date	1.1	33.6
01-30	2.7	33.6
31-60	13.2	72.0
61-90	32.3	100.0
91-120	49.0	100.0
121-150	66.1	100.0
151-180	82.9	100.0
>180 days	-	-

Total	2.4	44.9

As of December 31, 2014

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Collection up to date	1.8	33.6
01-30	2.2	33.6
31-60	9.5	72.0
61-90	27.8	100.0
91-120	45.1	100.0
121-150	68.6	100.0
151-180	90.6	100.0
>180 days	-	-

Total	2.9	46.4

5.	Risk ratios (% provision/portfolio).

As of December 31, 2015

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	2.4	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	44.9	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	3.0	Stock of total allowances /Stock of total portfolio
Write off ratio	3.0

As of December 31, 2014

Risk ratios (allowance / portfolio) (1)%
Non-refinanced portfolio	2.9	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	46.4	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	3.6	Stock of total allowances /Stock of total portfolio
Write off ratio (2)	3.6

(1) Provision does not include Ch$ 947 million of anti-cyclical provision that was recognized as of December 2014, aligned with Basel II and international banking best practices, in order to foresee future changes in the macroeconomic environment.
(2) Write-off index is obtained by compare net write –offs against average allowances stock.

PERU

1.	Credit policies.

Financial retail operations in Peru began on July 21, 2010 with a pilot program in one store and later in October 2010 was rolled out in all formats of Metro Supermarkets. Prospective credit card holders are selected based on the cardholders’ purchasing behavior in the Bonus customer loyalty program, combined with an analysis of behavior profiles by credit rating agencies available in the country.

Since operations began, they were structured as defined by the Group, following the requirements defined by Peruvian banking regulations (despite not being enforceable at that time). From June, 2012 Cencosud Bank has been authorized by the Superintendence of Banks and Insurance (SBS) to establish itself as a bank.

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

2.	Definition of portfolio types.

The portfolio is divided into two groups:

●	Non-refinanced portfolio.
●
Refinanced portfolio, which includes cardholders that are at least one day delinquent. They must make a minimum payment and the debtor classification (and therefore the allowance) must be maintained or increased based on the regulations mentioned above.

3.	Portfolio stratification

As of December 31, 2015

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Collection up to date	297,011	84,251,906	1,590	658,237	84,910,143
01-30 days	11,481	3,524,676	199	92,023	3,616,699
31-60 days	5,961	2,009,356	131	73,036	2,082,392
61-90 days	4,224	1,389,864	109	52,817	1,442,681
91-120 days	4,885	1,741,246	130	62,243	1,803,489
121-150 days	4,018	1,577,520	128	53,440	1,630,960
150-180 days	244	112,604	18	7,207	119,811
>180 days	148	85,670	12	8,780	94,450
Total	327,972	94,692,842	2,317	1,007,783	95,700,625

ThCh$
Total allowance on non-refinanced portfolio	5,203,191	Stock as of December 2015
Total allowance on refinanced portfolio	737,902	Stock as of December 2015
Total write-offs for the period	11,405,722	Write-offs between Jan and Dec 2015
Total recovered for the period	2,677,074	Write-offs recovered between Jan and Dec 2015

N°
Number of cards issued (not additional cards)	555,419	Stock as of December 2015
Number of cards with outstanding balances	299,048	Stock as of December 2015
Average number of refinances	185	Average number of accounts refinanced monthly between Jan and Dec 2015
Total refinanced receivables	1,007,783	Stock of refinanced portfolio as of December 2015
% refinanced / non-refinanced portfolio	0.71	Number of refinanced customers/non- refinanced customers

As of December 31, 2014

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Collection up to date	221,583	59,983,701	2,904	1,087,167	61,070,868
01-30 days	8,171	2,837,752	698	280,541	3,118,293
31-60 days	4,818	1,909,791	620	248,621	2,158,412
61-90 days	3,112	1,273,760	329	132,164	1,405,924
91-120 days	3,677	1,605,737	262	117,557	1,723,294
121-150 days	726	326,899	46	18,323	345,222
150-180 days	108	65,072	5	8,119	73,191
>180 days	1,015	25,146	31	2,284	27,430
Total	243,210	68,027,858	4,895	1,894,776	69,922,634

ThCh$
Total allowance on non-refinanced portfolio	3,770,364	Stock as of December 2014
Total allowance on refinanced portfolio	975,623	Stock as of December 2014
Total write-offs for the period	4,157,960	Write-offs between Jan and Dec 2014
Total recovered for the period	753,560	Write-offs recovered between Jan and Dec 2014

N°
Number of cards issued (not additional cards)	532,168	Stock as of December 2014
Number of cards with outstanding balances	248,105	Stock as of December 2014
Average number of refinances	578	Average number of accounts refinanced monthly between Jan and Dec 2014
Total refinanced receivables	1,894,776	Stock of refinanced portfolio as of December 2014
% refinanced / non-refinanced portfolio	2.01	Number of refinanced customers/non- refinanced customers

4.	Portfolio allowance factors.

As of December 31, 2015

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Collection up to date	1.2	51.7
01-30	6.2	90.0
31-60	26.5	97.8
61-90	60.0	100.0
91-120	60.0	100.0
121-150	100.0	100.0
151-180	100.0	100.0
>180 days	99.9	100.0
Total	5.5	73.2

As of December 31, 2014

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Collection up to date	1.5	38.6
01-30	6.8	44.1
31-60	26.3	65.3
61-90	60.0	80.8
91-120	60.0	94.2
121-150	100.0	100.0
151-180	100.0	100.0
>180 days	100.4	1140.1
Total	5.5	51.5

5.           Risk ratios (% provision/portfolio)

As of December 31, 2015

Risk ratios (allowance / portfolio) (1)%
Non-refinanced portfolio	5.5	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	73.2	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	6.2	Stock of total allowances / Stock of total portfolio

Note:

(1) Allowances and allowance ratios do not include Ch$ 899 million in anti-cyclical provisions that are included based on international and domestic banking industry best practices and in line with the Basel II standards in order to foresee future changes in the macroeconomic conditions.

As of December 31, 2014

Risk ratios (allowance / portfolio) (1)%
Non-refinanced portfolio	5.5	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	51.5	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	6.8	Stock of total allowances / Stock of total portfolio

Note:

(1) Allowances and allowance ratios do not include millions Ch$ 784 million in anti-cyclical provisions that are included based on international and domestic banking industry best practices and in line with the Basel standards in order to foresee for future changes in macroeconomic conditions.

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

9.1	Trade receivables from related entities

The composition of the item as of December 31, 2015 and December 31, 2014 is as follows:

						Balance as of
		Receivables from related entities				Current		Non-current
Tax ID Number	Company	Transaction description	Transaction term	Nature of relationship	Currency	12/31/2015	12/31/2014	12/31/2015	12/31/2014
						ThCh$	ThCh$	ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Dividends receivable	Current	Associate	Chilean Pesos	1,516,720	1,371,016	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade receivable	Current	Associate	Chilean Pesos	7,552,703	-	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Dividends receivable	Current	Associate	Chilean Pesos	3,707,894	-	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade receivable	Current	Associate	Chilean Pesos	1,383,949	-	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Dividends receivable	Current	Associate	Chilean Pesos	265,914	-	-	-
76.388.146-6	Operadora de Procesos S.A.	Trade receivable	Current	Associate	Chilean Pesos	413,421	-	-	-
76.388.155-5	Servicios Integrales S.A.	Trade receivable	Current	Associate	Chilean Pesos	10,593	-	-	-

Total						14,851,194	1,371,016	-	-

9.2	Trade payables to related entities

The composition of the item as of December 31, 2015 and December 31, 2014 is as follows:

						Balance as of
		Payables to related entities				Current		Non-current
Tax ID number	Company	Transaction description	Transaction term	Nature of relationship	Currency	12/31/2015	12/31/2014	12/31/2015	12/31/2014
						ThCh$	ThCh$	ThCh$	ThCh$
-	Loyalti Del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	444,619	3,302,006	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade payable	Current	Associate	Chilean Pesos	24,723,846	-	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade payable	Current	Associate	Chilean Pesos	1,640,310	-	-	-
76.388.146-6	Operadora de Procesos S.A.	Trade payable	Current	Associate	Chilean Pesos	2,388,174	-	-	-

Total						29,196,949	3,302,006	-	-

9.3	Transactions with related parties and impact on profit and loss

The operations and its impact on profit and loss are presented for the years ended December 31, 2015 and December 31, 2014, as follows:

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2015	Impact to profit and loss (charge /credit)	12/31/2014	Impact to profit and loss (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
3.294.888-k	Horst Paulmann Kemna	Chairman	Dividends paid	Chilean pesos	Chile	2,086,318	-	1,448,867	-
4.580.001-6	Helga Koepfer Schoebitz	Shareholder	Dividends paid	Chilean pesos	Chile	88,671	-	63,867	-
76.425.400-7	Inversiones Tano Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	13,094,932	-	9,431,893	-
86.193.900-6	Inversiones Quinchamali Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	16,408,848	-	11,919,602	-
96.802.510-4	Inversiones Latadia Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	15,753,025	-	11,346,441	-
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	373,666	-	257,880	-
8.953.509-3	Peter Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	355,960	-	256,387	-
8953510-7	Heike Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	351,490	-	253,168	-
0-E	Plaza Lima Norte	Company director relationship	Leases paid	Peruvian New Sol	Peru	792,684	(792,684)	940,167	(940,167)
0-E	Plaza Lima Norte	Company director relationship	Utilities paid	Peruvian New Sol	Peru	264,972	(264,972)	386,679	(386,679)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	3,465,464	(3,465,464)	2,844,602	(2,844,602)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Utilities Paid	Chilean pesos	Chile	2,355,071	(2,355,071)	2,068,690	(2,068,690)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Dividends collected	Chilean pesos	Chile	2,698,866	-	5,153,267	-
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	6,276	6,276	39,915	39,915
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	1,176,517	(1,176,517)	804,477	(804,477)
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	3,223,718	(3,223,718)	1,916,998	(1,916,998)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	504,605	494,333	64,398	64,398
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	231,553	231,553	402,676	402,676
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	231,410	231,410	183,740	183,740
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	725,201	(725,201)	538,564	(538,564)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	217,559	217,559	188,315	188,315
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Sale of goods	Chilean pesos	Chile	29,406	29,406	19,795	19,795
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	80,986	80,986	66,079	66,079
88.983.600-8	Teleductos S.A.	Common director	Leas collected	Chilean pesos	Chile	655,936	655,936	119,447	119,447
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	708,626	(708,626)	703,940	(703,940)
88.983.600-8	Teleductos S.A.	Common director	Leases paid	Chilean pesos	Chile	-	-	7,858	(7,858)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	573,675	(573,675)	669,474	(669,474)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	24,179	(24,179)	7,329	(7,329)
77.978.800-8	Neuralis Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile	-	-	13,026	(13,026)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	93,316	(93,316)	598,503	(598,503)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	14,121	14,121	18,001	18,001
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	1,526,532	(1,526,532)	1,013,524	(1,013,524)
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Sale of goods	Chilean pesos	Chile	-	-	25,531	25,531
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Leases paid	Chilean pesos	Chile	95,172	95,172	203,185	203,185
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Common expenses collected	Chilean pesos	Chile	19,039	19,039	14,777	14,777
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	23,745	23,745	-	-
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	3,232,744	(3,232,744)	2,820,967	(2,820,967)
96.628.870-1	Entel Telefonía Local S.A.	Common director	Services provided	Chilean pesos	Chile	18,677	7,608	49,413	(49,413)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	588	(588)	-	-
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	7,471,131	(7,471,131)	8,180,454	(8,180,454)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Lease collected	Chilean pesos	Chile	609,582	609,582	-	-
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	151,162	151,162	-	-
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Services provided	Chilean pesos	Chile	2,632	(2,632)	1,181	(1,181)
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Lease collected	Chilean pesos	Chile	7,443	7,443	-	-

4773765-6	Cristian Eyzaguirre Johnston	Common director	Services provided	Chilean pesos	Chile	39,376	(39,376)	103,676	(103,676)
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	1,143,233	(1,143,233)	1,062,352	(1,062,352)
79.675.370-5	Assets- Chile S.A	Common director	Sale of goods	Chilean pesos	Chile	6,841	6,841	4,958	(4,958)
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile	20,794	(20,794)	15,414	(15,414)
O-3	JetAviation Flight Services Inc.	Company, director relationship	Services provided	Chilean pesos	Chile	1,305,905	(1,305,905)	675,534	(675,534)
92434000	Besalco S.A	Common director	Services provided	Chilean pesos	Chile	1,296	1,296	1,753	(1,753)
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	15,061	15,061	11,654	11,654
88.417.000-1	Sky Airline S.A.	Company, director relationship	Other expenses collected	Chilean pesos	Chile	5,464	5,464	3,922	3,922
88.417.000-1	Sky Airline S.A.	Company, director relationship	Purchase of airline tickets	Chilean pesos	Chile	-	-	46	(46)
79689080-0	Inversiones e Inmobiliaria Inmo Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile	-	-	300,000	300,000
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Financial retail income	Chilean pesos	Chile	14,642,163	14,642,163	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Cencosud Card sales	Chilean pesos	Chile	519,182,170	-	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Leases collected	Chilean pesos	Chile	89,588	89,588	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Statements collection	Chilean pesos	Chile	671,579,842	-	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Merchandise buying	Chilean pesos	Chile	524,058	524,058	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	467,512	467,512	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	2,405	2,405	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Leases collected	Chilean pesos	Chile	2,016	2,016	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Merchandise buying	Chilean pesos	Chile	145,126	145,126	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Financial retail income	Chilean pesos	Chile	355,977	355,977	-	-
76.388.155-5	Servicios Integrales S.A.	Associate	Merchandise buying	Chilean pesos	Chile	616	616	-	-
76.388.155-5	Servicios Integrales S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	201,053	201,053	-	-
76.388.146-6	Operadora de Procesos S.A.	Associate	Commissions payment	Chilean pesos	Chile	4,820,649	(4,820,649)	-	-
76.388.146-6	Operadora de Procesos S.A.	Associate	Financial retail income	Chilean pesos	Chile	6,535,534	6,535,534	-	-

Addition information required by SVS (Superintendencia de Valores y Seguros) as per communication N°3592 dated January 31, 2014.

a)	Transactions between the holding company Cencosud S.A and its direct and indirect subsidiaries (eliminated in the consolidation process).

Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2015	Impact to profit or loss (charge /credit)	12/31/2014	Impact to profit or loss (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
93.834.000-5	Cencosud Chile S.A.	Common control	Admin and operational fees	Chilean peso	Chile	81,238,282	(81,238,282)	77,292,455	(77,292,455)
93.834.000-5	Cencosud Chile S.A.	Common control	Push partner income	Chilean peso	Chile	1,124,281	(1,124,281)	-	-
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Leases	Chilean peso	Chile	65,436,036	(65,436,036)	63,018,336	(63,018,336)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Utilities	Chilean peso	Chile	13,942,104	(13,942,104)	17,232,385	(17,232,385)
84.671.700-5	Cencosud Retail S.A.	Common control	Leases	Chilean peso	Chile	20,524	(20,524)	187,220	(187,220)
84.671.700-5	Cencosud Retail S.A.	Common control	Sales of inventory	Chilean peso	Chile	15,271,895	(15,271,895)	14,794,721	(14,794,721)
78.410.990-8	Adm. del Centro Comercial Alto las Condes Ltda.	Common control	Utilities	Chilean peso	Chile	26,532,629	(26,532,629)	23,826,124	(23,826,124)
96.671.750-5	Easy S.A.	Common control	Sale of inventory	Chilean peso	Chile	999,773	(999,773)	970,790	(970,790)
78.410.310-2	Food & Fantasy Ltda.	Common control	Services rendered	Chilean peso	Chile	241	(241)	30	(30)
99.500.840-8	CAT Administradora de Tarjetas S.A.	Common control	Admin and operational fees	Chilean peso	Chile	-	-	506,013	(506,013)
96.732.790-5	Inmobiliaria Santa Isabel S.A.	Common control	Leases	Chilean peso	Chile	496,448	(496,448)	475,751	(475,751)
99.566.580-8	Jumbo Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	-	-	13,470,106	(13,470,106)
88.235.500-4	Sociedad Comercial de Tiendas S.A.	Common control	Leases	Chilean peso	Chile	4,598,865	(4,598,865)	4,520,709	(4,520,709)
76.365.580-6	Jumbo Administradora Norte S.A.	Common control	Admin and operational fees	Chilean peso	Chile	-	-	20,024,368	(20,024,368)
76.365.590-3	Easy Administradora Norte S.A.	Common control	Admin and operational fees	Chilean peso	Chile	-	-	6,691,396	(6,691,396)
76.433.310-1	Costanera Center S.A.	Common control	Easement	Chilean peso	Chile	23,537,138	(23,537,138)	26,202,640	(26,202,640)
77.312.480-9	Administradora de Servicios Paris Ltda.	Common control	Commissions	Chilean peso	Chile	-	-	9,826	(9,826)
76.476.830-2	Cencosud Fidelidad S.A.	Common control	Services rendered	Chilean peso	Chile	27,798,758	(27,798,758)	29,187,114	(29,187,114)
76.568.660-1	Cencosud Administradora de Procesos S.A.	Common control	Admin and operational fees	Chilean peso	Chile	-	-	2,356,186	(2,356,186)
76.023.825-2	Cencosud Servicios Integrales S.A.	Common control	Commissions	Chilean peso	Chile	-	-	4,458,884	(4,458,884)
77.302.910-k	Logística y Distribución Paris Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	5,402,973	(5,402,973)	5,000,345	(5,000,345)
78.448.780-6	Paris Administradora Sur Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	78,052,314	(78,052,314)	77,038,515	(77,038,515)
77.251.760-2	Jumbo Supermercados Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	166,139,260	(166,139,260)	65,019,331	(65,019,331)
79.829.500-4	Eurofashion Ltda.	Common control	Sale of inventory	Chilean peso	Chile	17,509,913	(17,509,913)	15,672,569	(15,672,569)
76.062.794-1	Santa Isabel Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	116,069,549	(116,069,549)	106,633,395	(106,633,395)
O-E	Cencosud (Shanghai) Trading Co., Ltd	Common control	Admin and operational fees	Chilean peso	Chile	2,716,281	(2,716,281)	2,016,567	(2,016,567)
96.988.700-2	MegaJohnson's Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	17,087,177	(17,087,177)	10,536,486	(10,536,486)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Leases	Chilean peso	Chile	5,796,597	(5,796,597)	5,934,388	(5,934,388)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Utilities	Chilean peso	Chile	1,228,878	(1,228,878)	3,118,535	(3,118,535)
O-E	Cencosud Argentina S.A.	Common control	Leases	Argentine peso	Argentina	14,881,571	(14,881,571)	12,131,063	(12,131,063)
O-E	Cencosud Argentina S.A.	Common control	Utilities	Argentine peso	Argentina	10,206,500	(10,206,500)	7,859,099	(7,859,099)
O-E	Cencosud Argentina S.A.	Common control	Sale of inventory	Argentine peso	Argentina	-	-	1,513,651	(1,513,651)
O-E	Cencosud Argentina S.A.	Common control	Commissions	Argentine peso	Argentina	11,468,530	(11,468,530)	14,519,700	(14,519,700)
O-E	Jumbo Retail Argentina S.A.	Common control	Leases	Argentine peso	Argentina	624,547	(624,547)	209,253	(209,253)
O-E	Jumbo Retail Argentina S.A.	Common control	Push partner income	Argentine peso	Argentina	7,264,708	(7,264,708)	-	-
O-E	Jumbo Retail Argentina S.A.	Common control	Sale of inventory	Argentine peso	Argentina	4,827,006	(4,827,006)	9,189,946	(9,189,946)
O-E	Invor S.A.	Common control	Leases	Argentine peso	Argentina	309,634	(309,634)	403,995	(403,995)

b)	Financing activities between related parties and their conditions

As of December 31, 2015

Grantor	Tax ID	Country	Receiving entity	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail S.A.	Fund transfer	Chilean peso	-	1,774,157,457	1,673,767,961	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Shopping Centers S.A.	Fund transfer	Chilean peso	-	154,845,449	176,758,688	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Administradora Centro Comercial Alto Las Condes Ltda.	Fund transfer	Chilean peso	-	58,655,648	60,798,126	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Easy S.A.	Fund transfer	Chilean peso	-	394,740,027	388,180,042	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Comercial Food And Fantasy Ltda.	Fund transfer	Chilean peso	-	2,130,612	2,164,573	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Fund transfer	Chilean peso	-	37,373,583	12,183,441	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Administradora de Tarjetas S.A.	Fund transfer	Chilean peso	-	597,198,944	546,919,156	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Temuco S.A.	Fund transfer	Chilean peso	-	278,733	131,799	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Corredora de Seguros Ltda.	Fund transfer	Chilean peso	-	-	5,034	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercial de Tiendas S.A.	Fund transfer	Chilean peso	-	5,119,989	10,247,209	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Norte Ltda.	Fund transfer	Chilean peso	-	841,996	305,284	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Easy Administradora Norte S.A.	Fund transfer	Chilean peso	-	5,083,514	438,318	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Costanera Centers S.A.	Fund transfer	Chilean peso	-	12,200,625	8,182,460	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Fidelidad S.A.	Fund transfer	Chilean peso	-	17,935,668	22,205,523	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Administradora de Procesos S.A.	Fund transfer	Chilean peso	-	5,762,410	9,801,536	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Servicios Integrales S.A.	Fund transfer	Chilean peso	-	898,113	797,000	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Servicios Integrales S.A.	Fund transfer	Chilean peso	-	3,611,129	4,584,129	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Logistica y Distribución Paris Ltda.	Fund transfer	Chilean peso	-	6,609,142	7,029,476	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Sur Ltda.	Fund transfer	Chilean peso	-	129,979	210,078	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Administradora y Comercial Puente Alto Ltda.	Fund transfer	Chilean peso	-	159,707,957	171,751,388	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Ltda.	Fund transfer	Chilean peso	-	81,718,143	92,433,199	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora Norte S.A.	Fund transfer	Chilean peso	-	-	366,550	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora Sur S.A.	Fund transfer	Chilean peso	-	7,248	392,993	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Eurofashion Ltda.	Fund transfer	Chilean peso	-	58,098,230	57,546,237	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora S.A.	Fund transfer	Chilean peso	-	140,141,721	168,519,298	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Administradora TMO S.A.	Fund transfer	Chilean peso	-	80,258	290,608	Throughout 2015	-

Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercializadora de Vestuario FES Ltda.	Fund transfer	Chilean peso	-	11,491	5,914	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Maipú S.A.	Fund transfer	Chilean peso	-	70	-	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Puente S.A.	Fund transfer	Chilean peso	-	-	1,011,122	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Administradora S.A.	Fund transfer	Chilean peso	-	25,004,931	21,979,524	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Johnson's Mega San Bernardo S.A.	Fund transfer	Chilean peso	-	182,135	-	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail Administradora S.A.	Fund transfer	Chilean peso	-	10,479,245	9,936,896	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Comercializadora Contanera Center SPA	Fund transfer	Chilean peso	-	20,601,202	43,791,745	Throughout 2015	-
Cencosud Brasil Comercial	93.834.000-5	Brasil	Perini Comercial de Alimentos Ltda	Fund transfer	Reals	125% CDI	-	120,140	Throughout 2015	-
Cencosud Brasil Comercial	O-E	Brasil	Mercantil Rodriguez	Fund transfer	Reals	125% CDI	4,090,140	-	Throughout 2015	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Brasil S.A.	Loan	US Dollar	3.68%	350,000,000	-	18-02-2015	19-02-2018
Cencosud S.A.	93.834.000-5	Chile	Cencosud Brasil S.A.	Loan	US Dollar	3.62%	58,000,000	-	28-01-2015	28-01-2016
Cencosud S.A.	93.834.000-5	Chile	Cencosud Perú S.A	Loan	Peruvian Sol	5.13%	167,000,000	-	02-06-2015	29-11-2015
Jumbo Retail S.A.	O-E	Argentina	Cavas y Viñas El Acequión S.A.	Loan	Argentine peso	18.50%	1,500,000	-	18-03-2015	17-03-2016
Jumbo Retail S.A.	O-E	Argentina	Cavas y Viñas El Acequión S.A.	Loan	Argentine peso	18.50%	800,000	-	19-03-2015	18-03-2016
Jumbo Retail S.A.	O-E	Argentina	Cavas y Viñas El Acequión S.A.	Loan	Argentine peso	18.50%	3,220,852	-	17-05-2015	13-11-2015
Jumbo Retail S.A.	O-E	Argentina	Pacuy	Loan	Argentine peso	18.50%	2,018,781	-	29-05-2015	25-11-2015
Unicenter S.A.	O-E	Argentina	Agrojumbo S.A.	Loan	Argentine peso	18.50%	13,337,944	-	02-09-2015	29-02-2016
Unicenter S.A.	O-E	Argentina	Agrojumbo S.A.	Loan	Argentine peso	18.50%	5,457,599	-	02-09-2015	29-02-2016
Agropecuaria Anjullón S.A.	O-E	Argentina	Cavas y Viñas El Acequión S.A.	Loan	Argentine peso	18.50%	773,673	-	11-09-2015	09-03-2016
Agropecuaria Anjullón S.A.	O-E	Argentina	Cavas y Viñas El Acequión S.A.	Loan	Argentine peso	18.50%	773,673	-	20-09-2015	18-03-2016

9.4	Board of Directors and key management of the Company

The Board of Directors as of December 31, 2015 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Phillips	Director	National Public Accountant
Cristián Eyzaguirre Johnston	Director	Economist
Richard Büchi Buc	Director	Civil Engineer
David Gallagher Patrickson	Director	Businessman
Julio Moura Neto	Director	Engineer

Key management of the Company as of December 31, 2015 is composed of the following people:

Senior management	Position	Profession
Jaime Soler	Chief Executive Officer	Commercial Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Antonio Ureta Vial	Home Improvement Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Rodrigo Larrain	Chief Financial Officer	Industrial Engineer
Ricardo Bennett	Department Store Managing Director	Industrial Engineer

9.5	Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 24, 2015, set the following amounts for the 2014 period:

●
Fees paid for attending Board sessions: payment of UF 330 (equivalent to ThCh$ 8,458) each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

●	Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 (equivalent to ThCh$ 2,819) for each session they attend.

The details of the amount paid to Directors for the years ended December 31, 2015, 2014 and 2013, are as follows:

		For the year ended December 31,
Name	Role	2015	2014	2013
		ThCh$	ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	198,458	184,487	147,291
Heike Paulmann Koepfer	Director	99,229	92,243	73,646
Peter Paulmann Koepfer	Director	99,229	92,243	73,646
Cristián Eyzaguirre Johnston	Director	99,229	92,243	79,771
Roberto Oscar Philipps	Director	132,305	122,991	98,225
Sven von Appen Behmann	Director	-	-	18,283
Erasmo Wong Lu Vega (*)	Director	65,549	92,243	73,646
David Gallagher Patrickson	Director	132,305	122,991	98,225
Julio Moura	Director	99,229	92,243	73,646
Richard Bûchi Buc	Director	132,305	122,991	73,816

Total		1,057,838	1,014,675	810,195

(*) Mr. Erasmo Wong Lu resigned to his designation as Director, with effective date as from August 26th, 2015.

9.6	Compensation paid to senior management

	For the year ended December 31,
Key management compensation	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Salary and other short term employee benefits	5,365,049	5,195,504	6,255,270
Shares—based payments	1,039,827	612,501	983,730

Total	6,404,876	5,808,005	7,239,000

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives as well as company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

10	Inventory

The composition of this item as of December 31, 2015 and 2014 is as follows:

	As of December 31,
Inventory category	2015	2014
	ThCh$	ThCh$
Raw materials	5,687,964	6,804,775
Goods	1,196,132,051	1,239,992,637
Provisions	(133,510,682)	(152,187,829)

Total	1,068,309,333	1,094,609,583

The composition of inventories by business line as of December 31, 2015 and 2014 is as follows:

	As of December 31, 2015
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,466,349	4,221,615	-	5,687,964
Goods	186,513,106	658,932,859	217,175,404	1,062,621,369

Total	187,979,455	663,154,474	217,175,404	1,068,309,333

	As of December 31, 2014
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,116,044	4,688,732	-	6,804,776
Goods	153,451,257	695,898,980	238,454,570	1,087,804,807

Total	155,567,301	700,587,712	238,454,570	1,094,609,583

The Company periodically assesses its inventories at their net realizable value, by separating the inventory in lines of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against profit and loss of the period.

The goods included in inventory are stated at the lower of the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories at December 31, 2015 and December 31, 2014 accounted for to its net realizable value less selling costs, provides for:

Current Inventories:

	Inventories at net realizable as of December 31,
Inventories at net realizable value	2015	2014
	ThCh$	ThCh$
Inventory	69,009,364	59,318,630

Total	69,009,364	59,318,630

	Balance as of December 31,
Net realizable value movements	2015	2014
	ThCh$	ThCh$
Beginning Balance	59,318,630	46,104,966
Increase of Inventory to NRV (Net Realizable Value)	20,881,321	20,798,098
Decrease of Inventory to NRV (Net Realizable Value)	(11,190,587)	(7,584,434)

Total	69,009,364	59,318,630

Other information relevant to inventory:

For the periods between
	01/01/2015	01/01/2014	01/01/2013
Additional information inventory	12/31/2015	12/31/2014	12/31/2013
	ThCh$	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	7,351,891,515	7,377,823,134	6,922,055,443

Provision movements:

	Balance as of December 31,
Provisions	2015	2014
	ThCh$	ThCh$
Beginning Balance	131,827,604	113,906,489
Amount of sales of inventory	7,019,718	47,902,756
Amount of reversals of inventory reductions	(5,336,640)	(9,621,416)

Total	133,510,682	152,187,829

The circumstances or events that led to the reversal of any write-down of inventories at December 31, 2015 and 2014, relate mainly to settlements and auctions recovering amounts higher than the estimated net realizable value for inventories.

The Company has not given inventories as collaterals at the end of the year.

11	Investments in associates recorded following the equity method

11.1.	Breakdown of investments in associates

The composition of the item as of December 31, 2015 and 2014, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2014	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)(*)	Balance as of December 31, 2015
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	752,427	132,852	22,449	-	907,728
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	51,495,487	8,291,299	-	(4,211,524)	55,575,262
CAT Administradora de Tarjetas S.A.	Chile	Chilean Pesos	49.00	49.00	-	2,804,813	-	188,317,151	191,121,964
Servicios Integrales S.A.	Chile	Chilean Pesos	49.00	49.00	-	2,013,532	-	109,936	2,123,468
Operadora de Procesos S.A.	Chile	Chilean Pesos	49.00	49.00	-	286,040	-	1,225,702	1,511,742
CAT Corredores de Seguros y Servicios S.A.	Chile	Chilean Pesos	49.00	49.00	-	538,556	-	(251,215)	287,341

Total					52,247,914	14,067,092	22,449	185,190,050	251,527,505

(*) Other increase (decrease) includes dividends paid and dividend accrued from Inmobiliaria Mall Viña Del Mar S.A., as of December 31, 2015. This column also includes the recognition of the initial cost associated with non-controlling interests acquired under the sale of financial retail business to BNS from CAT Administradora de Tarjetas S.A., Servicios Integrales S.A., Operadora de Procesos S.A. y CAT Corredores de Seguros y Servicios S.A. (see Note 34). CAT Administradora de Tarjetas S.A.’s amount breaks down as follows: initial investment balance (49%) -M $ 30,347,561, fair value - M $ 131,544,518, capital contribution - M $ 30,132,966 and accrued minimum dividend - M $ (3,707,894).

As of December 31, 2015 the Group is analyzing the goodwill initially determined in the acquisition of non-controlling interests in CAT Administradora de Tarjetas S.A., Servicios Integrales S.A., Operadora de Procesos S.A. y CAT Corredores de Seguros y Servicios S.A., for the purposes of identifying intangible assets or fair value adjustments to assets and liabilities acquired.  The Management believes that this evaluation will be completed during the first half 2016.

The composition of the item as of December 31, 2014 and 2013, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2013	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)	Balance as of December 31, 2014
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	860,815	170,050	66,543	(344,981)	752,427
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	192,079	(133,810)	(58,269)	-	-
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	3.33	33.33	48,889,260	8,856,880	-	(6,250,653)	51,495,487

Total					49,942,154	8,893,120	8,274	(6,595,634)	52,247,914

Other increase (decrease) column includes deferred tax adjustments amounting to (ThCh$ 2,684,913), from Inmobiliaria Mall Viña Del Mar S.A., related to the income tax rate modifications, according to instructions given by SVS Circular 856.

Associated parties listed above have a capital of ordinary shares only, in which the Group holds a direct stake; country of incorporation or registration is also its principal place of business. At the issuance date of these financial statements, there are no contingent liabilities relating to the Group's share in their capital. Associated listed above are private companies and there is no available quoted market price for their actions.

11.2	Relevant summarized information with regards to associates

The information below reflects the amounts presented in the financial statements of the associates adjusted for differences in accounting policies between the group and the associates.

The information regarding investments in associates as of December 31, 2015 is as follows:

	At December 31, 2015
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net profit (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.50	4,664,202	232,332	1,163,272	1,597,431	8,160,447	7,847,854	312,593
Inmobiliaria Mall Viña del Mar S.A.	33.33	27,208,175	267,881,769	14,388,656	113,963,197	26,354,450	1,478,065	24,876,385
CAT Administradora de Tarjetas S.A.	49.00	536,713,808	174,989,942	587,531,093	2,383,384	135,253,452	116,335,623	18,917,829
Servicios Integrales S.A.	49.00	9,917,549	308,619	6,198,738	36,751	5,637,886	842,050	4,795,836
Operadora de Procesos S.A.	49.00	9,453,707	740,659	7,109,178	-	19,932,661	19,348,905	583,756
CAT Corredores de Seguros y Servicios S.A.	49.00	13,293,077	398,095	12,904,007	-	8,314,694	6,957,988	1,356,706

Total		601,250,518	444,551,416	629,294,944	117,980,763	203,653,590	152,810,485	50,843,105

The information regarding investments in associates as of December 31, 2014 is as follows:

	At December 31, 2014
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net profit (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.5	5,156,260	220,255	982,387	2,623,712	7,581,053	7,180,935	400,118
Carnes Huinca S.A.	50.00	129,358	160,144	1,719,006	-	467,017	734,637	(267,620)
Inmobiliaria Mall Viña del Mar S.A.	33.33	33,586,345	244,982,888	13,689,029	110,370,471	24,660,719	(2,424,743)	18,517,750

Total		38,871,963	245,363,287	16,390,422	112,994,183	32,708,789	5,490,829	18,650,248

12           Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of December 31, 2015 and 2014 is as follows:

	As of December 31,
Intangibles assets other than goodwill net	2015	2014
	ThCh$	ThCh$
Finite life intangible assets, net	133,909,906	125,471,527
Indefinite life intangible assets, net	267,839,511	275,070,653

Intangible assets, net	401,749,417	400,542,180

Patents, Trade Marks and Other Rights, Net	267,839,511	275,070,653
Software (IT)	103,417,708	88,441,290
Other Identifiable Intangible Assets, net	30,492,198	37,030,237

Identifiable Intangible Assets, Net	401,749,417	400,542,180

Intangibles assets other than goodwill gross	As of December 31,
	2015	2014
	ThCh$	ThCh$
Finite life intangible assets, Gross	253,636,682	216,527,275
Indefinite life intangible assets, Gross	267,839,511	275,070,653

Intangible Assets, Gross	521,476,193	491,597,928

Patents, Trade Marks and Other Rights, Gross	267,839,511	275,070,653
Software (IT)	203,727,371	160,757,436
Other Identifiable Intangible Assets, Gross	49,909,311	55,769,839

Identifiable Intangible Assets, Gross	521,476,193	491,597,928

	As of December 31,
Accumulated amortization and value impairment	2015	2014
	ThCh$	ThCh$
Finite life intangible assets	(119,726,776)	(91,055,748)
Indefinite life intangible assets	-	-

Intangible Assets, Gross	(119,726,776)	(91,055,748)

Software (IT)	(100,309,663)	(72,316,146)
Other Identifiable Intangible Assets	(19,417,113)	(18,739,602)

Accumulated amortization and value impairment	(119,726,776)	(91,055,748)

Other identifiable intangible assets mainly correspond to customer’s data base.

The Group performs an annual recoverability analysis, according to the criteria described in note 2.11 “under Impairment loss of non-financial assets IAS 36 “impairment of assets.”.

The detail of the useful lives applied to intangible assets as of December 31, 2015 and 2014 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets as of and for the year ended December 31, 2015 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2015	275,070,653	88,441,290	37,030,237	400,542,180
Additions	-	35,364,898	-	35,364,898
Retirements	-	(369,699)	-	(369,699)
Amortization	-	(27,993,517)	(677,511)	(28,671,028)
Decrease in foreign exchange	(7,231,142)	(5,139,705)	(5,102,800)	(17,473,647)
Other Increase (decrease)	-	13,114,441	(757,728)	12,356,713

Balance at December 31, 2015	267,839,511	103,417,708	30,492,198	401,749,417

The movement of intangible assets as of and for the year ended December 31, 2014 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2014	470,439,865	61,048,198	40,133,444	571,621,507
Additions	-	19,709,085	-	19,709,085
Retirements	-	(348,314)	-	(348,314)
Amortization	-	(14,699,383)	(2,315,992)	(17,015,375)
Increase (decrease) in foreign exchange	10,239,485	(2,813,769)	134,265	7,559,981
Reclassification to held for sale	(205,608,697)	(3,526,108)	99,484	(209,035,321)
Other Increase (decrease)	-	29,071,581	(1,020,964)	28,050,617

Balance at December 31, 2014	275,070,653	88,441,290	37,030,237	400,542,180

The details of the amounts of identifiable intangible assets that are individually significant as of December 31, 2015 and 2014 are as follows:

Individually significant identifiable Intangible assets	Book Value 2015	Book Value 2014	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	120,754,313	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	33,189,716	33,189,716	Indefinite	Peru	Supermarkets
Metro Brand	72,413,925	72,413,925	Indefinite	Peru	Supermarkets
Bretas Brand	14,949,332	19,137,928	Indefinite	Brazil	Supermarkets
Perini Brand	669,376	856,926	Indefinite	Brazil	Supermarkets
Prezunic Brand	10,189,637	13,044,633	Indefinite	Brazil	Supermarkets

Total	267,839,511	275,070,653

The factors for considering the brands with indefinite useful lives over time are the following:

●
Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

●
Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

●	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.
●
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

●
Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

The charge to profit and loss for amortization of intangibles for the years ended December 31, 2015, 2014 and 2013, is detailed below:

	As of December 31,
Item line in statement of income which includes amortization of identifiable Intangible assets	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Administrative expenses (see note 25.3)	28,671,028	17,015,375	14,101,251

Total	28,671,028	17,015,375	14,101,251

As of December 31, 2015, 2014 and 2013, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of December 31, 2015, 2014 and 2013, there are no commitments to acquire intangible assets.
No significant intangible assets that have been fully depreciated are in use as of December 31, 2015.

13	Goodwill

The goodwill represents the excess of the acquisition cost, over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (CGUs cash generating units).

13.1 Measurement of the Goodwill recoverable amount

Goodwill is tested at least annually, if there are any triggering events of impairment, the recoverable value is checked in interim periods. These triggering events may include a significant change in the economic environment affecting business, new laws, operating performance indicators, competition movements, or disposal of a significant part of a cash-generating unit (CGU).

To check whether goodwill has an impairment on its value, the company compares the carrying amount of the assets with their recoverable value, and if necessary it recognizes an impairment loss for the excess of the carrying amount over its recoverable amount. The Group believes that the approach of value in use, determined by the model of discounted cash flows, is the most reliable method for determining the recoverable value of the CGU.

13.2 Goodwill classified by segment and countries

The following table details goodwill balances and movements by operating segment and country as of December 31, 2015 and December 31, 2014:

Goodwill per operating segment and country	As of December, 2014	Impairment	Increase (decrease) foreign exchange	As of December, 2015
	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	150,347	-	(34,361)	115,986
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	569,584,936	(116,771,460)	(108,836,894)	343,976,582
Supermarkets—Peru	268,644,820	-	7,042,776	275,687,596
Supermarkets— Colombia	499,279,860	-	(59,913,583)	439,366,277
Financial services – Colombia	59,438,079	-	(7,132,570)	52,305,509
Shopping Centers – Colombia	35,662,847	-	(4,279,542)	31,383,305
Home Improvement—Argentina	3,208,796	-	(730,857)	2,477,939
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463

Total	1,682,348,563	(116,771,460)	(173,885,031)	1,391,692,072

13.3 Impairment risks on Cash Generating Unit Supermarkets - Brazil, as of June 30 2015

During the first half 2015, the Brazilian economy experienced a deterioration in its macroeconomic variables worsened from the 2nd quarter of this year. These circumstances affect the assumptions used in the annual impairment test for projections in 2015 and successive periods.

External Indicators

The most representative variables of the hard economic conditions in Brazil and the weakening of the market are the following:

a) Devaluation of local currency against the dollar: Brazilian Real (BRL) loss of 15% in front of the American Dollar (USD) during the first half of 2015 (December 31, 2014 at BRL $ 2.6926 / USD; June 30 2015 BRL $ 3.0975 / USD).
b) Decrease in GDP growth. Falling from 0.1% growth in 2014, to a projection (tending to a contraction) of -1.5% in 2015 (IMF Bulletin, July 2015).
c) Increase of the unemployment rate. From a 4.8% unemployment rate at the end of 2014; to 6.7% unemployment rate as of May 2015.
d) Persistent high inflation. By passing from a rate of 6.4% in the year 2014 to 8.4% in the last 12 months measured at May 2015.
e) Significant increase in Producers Price Index (PPI). Raw materials have experimented meaningful increase. The SELIC (Bank overnight rate) has reached a level of 13.75%, one of the highest among the ten largest economies in the world.

As a consequence of worsening macroeconomic variables in Brazil, the Company has established a permanent monitoring of the CGU Supermarkets in Brazil performance in 2015, noticing impacts on the following internal indicators.

Internal Indicators

a) Decrease in sales in local currency. Showing a 1.4% growth in last 12 months, a figure lower than the expected in the company's projections for 2015.
b) Decrease in sales in local currency by quarter. The 2015 second quarter sales fell 5.3%, in comparison with the same quarter of 2014.
c) Adjusted EBITDA. The adjusted EBITDA in local currency were 1.4% measured in the last twelve months. This index is lower than the official budget projection figure.

After evaluating the Supermarkets – Brazil segment development, the Group has considered that there are qualitative triggering events indicating that the goodwill of the Supermarkets - Brazil CGU could be at risk of impairment. According to this, a new calculation of the recovery value of the CGU Supermarkets Brazil was made by taking into account the adjusted assumptions and updated business outlook. The value in use was obtained by discounting the future cash flows at their present value, using an updated WACC rate.

The financial model showed that the recoverable amount of the CGU Supermarkets - Brazil was lower than the carrying value of its long-term assets, for this reason, the Group recorded a goodwill impairment in the amount of M $116,771,460 (BRL $ 566 million).

The Supermarkets – Brazil impairment loss of goodwill, effective at June 30 2015, has been recognized within the consolidated statement of comprehensive income by function, under the "Other gains and losses" line (see 15.4). This impairment does not represent any impact over the Company’s cash flows.

According to IAS 36.124, the reversal of an impairment loss for goodwill is prohibited.

The deferred taxes effect generated by the impairment of goodwill of Brazil Supermarkets segment have been recorded in accordance with IAS 36, paragraph 64 and IAS 12, by comparing the carrying amount of the asset with its tax base. (See note 16)

As of December 31, 2015 the performance of the supermarkets segment - Brazil, evidenced by meeting allocated budgets set in the second half of 2015, gives no reasons for recording any further impairment in this CGU.

13.4 Key assumptionsfor the 2015 test

a)	Discount rate

The real discount rate applied to annual test conducted in September 2015, was estimated based on an average cost of capital rate historical data, with a leverage of 31% and considering as reference the major competitors in the industry. Different discount rates are used in each of the countries where the Company operates depending on the associated risk. See table below:

	2015
Segment and Country	Chile	Argentina	Peru	Colombia	Brazil
	%	%	%	%	%
Supermarkets	8.62	32.65	9.31	8.76	9.65
Home Improvement	7.87	-	-	-	-
Department stores	8.48	35.40	-	-	-

	2014
Segment and Country	Chile	Argentina	Peru	Colombia	Brazil
	%	%	%	%	%
Supermarkets	9.60	31.07	10.65	9.51	10.30
Home Improvement	9.17	-	-	-	-
Department stores	9.54	34.33	-	-	-

b)	Other assumptions

The Group has defined a financial model which considers the revenues, expenditures, cash flow balances, net tax payments and capital expenditures on a five years period (2016-2020), and perpetuity beyond this tranche. As an exception, the Supermarkets – Colombia segment has been forecasted in a nine years horizon, as a result of the recent inclusion of the Jumbo and Metro brands. These brands are on a pathway to maturity after the purchase and absorption of the Carrefour operations in Colombia since 2012.

The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of CGU and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate from 0% to 5%annual average for the first five year of the projections and the terminal growth rates are between 0.5% and 1%, beyond fifth year, taking into account the maturity of each segment. Higher growth rates may be assigned depending on the business performance in each country, and their periods of stabilization and maturity.

The most sensitive variables in these projections are the discount rate are applied in determining the net present value of projected cash flows, operating costs, and market prices of the goods and services traded.

For purposes of the annual impairment test sensitizations are performed on critical variables that affect the financial projections. This awareness is a range of variation of 5% for WACC discount rate (measured in real terms), and 10% for the growth rate of perpetuity.

If EBITDA margin used in the value in use calculation for the group of UGEs Supermarkets - Colombia, or if the estimated cost of capital used in determining the discount rate for the group of UGEs aforementioned, had been 5% higher, than management´s estimates, both changes taken in isolation, the recoverable amount determined by value in use calculation, still remains in an amount similar to the goodwill carrying amount, with a small surplus.

If EBITDA margin used in the value in use calculation for the group of UGEs Supermarkets -Brazil, or if the estimated cost of capital used in determining the discount rate for the group of UGEs aforementioned, had been 5% higher, than the management´s estimates, both changes taken in isolation, the recoverable amount determined by value in use calculation, remains in an amount higher than similar to the goodwill carrying amount, with a small surplus.

The recoverable amount exceeded the CGU’s carrying amounts of each group of CGU, as of September 30, 2015 when annual test were performed. On the same way, sensibility analysis also produced recoverable amounts higher than their respective carrying amounts. The Management did not identify a reasonably possible change in the tested assumptions that could cause the carrying value exceeds the recoverable amount.

14           Property, plant and equipment

14.1           The composition of this item as of December 31, 2015 and 2014 is as follows:

	As of December 31,
	2015	2014
	ThCh$	ThCh$
Construction in progress	63,017,895	108,039,312
Land	725,437,554	771,941,960
Buildings	1,075,995,255	1,138,386,080
Plant and equipment	246,716,665	271,557,150
Information technology equipment	32,046,485	41,570,626
Fixed installations and accessories	343,696,782	383,530,334
Motor vehicles	577,489	3,256,956
Leasehold improvements	202,460,078	260,036,836
Other property plant and equipment	21,542,427	31,409,202

Totals	2,711,490,630	3,009,728,456

	As of December 31,
Property, plant and equipment categories, gross	2015	2014
	ThCh$	ThCh$
Construction in progress	63,017,895	108,039,312
Land	725,437,554	771,941,960
Buildings	1,310,237,782	1,307,766,446
Plant and equipment	608,586,845	574,031,893
Information technology equipment	142,496,186	140,855,699
Fixed installations and accessories	732,584,234	730,008,063
Motor vehicles	4,640,629	7,848,595
Leasehold improvements	274,904,826	316,018,733
Other property plant and equipment	27,627,230	36,689,120

Totals	3,889,533,181	3,993,199,821

	As of December 31,
Accumulated depreciation and impairment of property, plant and equipment	2015	2014
	ThCh$	ThCh$
Buildings	(234,242,527)	(169,380,366)
Plant and equipment	(361,870,180)	(302,474,743)
Information technology equipment	(110,449,701)	(99,285,073)
Fixed installations and accessories	(388,887,452)	(346,477,729)
Motor vehicles	(4,063,140)	(4,591,639)
Leasehold improvements	(72,444,748)	(55,981,897)
Other property plant and equipment	(6,084,803)	(5,279,918)
Totals	(1,178,042,551)	(983,471,365)

14.2	The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

The Company and its subsidiaries reviewed the estimated useful lives of property, plant and equipment at the end of each fiscal year . As such, the Company has determined that there are no significant changes in the estimated useful lives in the reporting periods .

14.3	Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2015 and December 31, 2015:

Movement year 2015	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	108,039,312	771,941,960	1,138,386,080	271,557,150	41,570,626	383,530,334	3,256,956	260,036,836	31,409,202	3,009,728,456
Charge	-	-	-	-	-	-	-	-	-	-
Additions	39,267,282	13,256,435	12,810,066	25,541,163	3,304,532	19,284,001	310,638	13,851,190	2,831,930	130,457,237

Disposals	-	-	(2,845,401)	-	(271,851)	-	(12,525)	-	-	(3,129,777)
Transfer to (from) non—current assets and disposal groups held for sale	-	-	-	-	-	-	-	-	-	-
Transfers to (from) investment properties	8,913,555	-	2,988,070	-	-	3,686,245	-	-	-	15,587,870
Other Increase/(decrease)	(10,292,730)	-	-	-	(2,063,983)	-	-	-	-	(12,356,713)
Retirements	(419)	(688,384)	(26,926)	(7,869,437)	(403,731)	(1,352,637)	-	-	(17,000)	(10,358,534)
Depreciation expenses			(33,329,879)	(52,615,043)	(14,591,325)	(66,642,810)	(498,560)	(21,336,782)	(804,885)	(189,819,284)
Increase (decrease) in foreign exchange	(5,274,847)	(59,116,214)	(55,509,268)	(19,513,608)	(954,739)	(27,690,495)	(770,493)	(51,211,220)	(8,577,741)	(228,618,625)
Transfer from construction in progress	(77,634,258)	43,757	13,522,513	29,616,440	5,456,956	32,882,144	(1,708,527)	1,120,054	(3,299,079)	-

Total changes	(45,021,417)	(46,504,406)	(62,390,825)	(24,840,485)	(9,524,141)	(39,833,552)	(2,679,467)	(57,576,758)	(9,866,775)	(298,237,826)

Final balance as of December 31, 2015	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2014 and December 31, 2014:

Movement year 2014	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2014	196,653,736	755,456,534	1,159,045,283	270,153,069	35,962,383	389,903,950	1,192,222	230,830,919	62,685,772	3,101,883,868
Charge	-	-	-	-	-	-	-	-	-	-
Additions	74,613,966	28,789,994	12,142,562	22,688,461	7,431,611	10,221,794	37,127	21,411,800	6,356,217	183,693,532

Disposals	—	—	—	—	—	-	(12,998)	—	—	(12,998)
Transfer to (from) non—current assets and disposal groups held for sale	(153,192)	-	-	(1,063,820)	(737,816)	(697,955)	-	-	-	(2,652,783)
Transfers to (from) investment properties	6,208,164	9,024,753	(255,582)	145,240	-	424,342	-	-	(11,834)	15,535,083
Other Increase/(decrease)	(31,645,866)		-		3,595,249					(28,050,617)
Retirements	(41,390)	-	(3,735,684)	(1,936,378)	(854,924)	(29,646)	-	-	(10,692,659)	(17,290,681)
Depreciation expenses			(33,585,988)	(53,175,448)	(12,446,988)	(63,836,549)	(289,575)	(18,888,233)	(804,885)	(183,027,666)
Increase (decrease) in foreign exchange	21,117,212	(21,329,321)	(31,192,967)	(15,939,444)	(3,048,321)	(9,767,635)	(41,059)	292,006	(439,753)	(60,349,282)
Transfer from construction in progress	(158,713,318)	-	35,968,456	50,685,470	11,669,432	57,312,033	2,371,239	26,390,344	(25,683,656)	—

Total changes	(88,614,424)	16,485,426	(20,659,203)	1,404,081	5,608,243	(6,373,616)	2,064,734	29,205,917	(31,276,570)	(92,155,412)

Final balance as of December 31, 2014	108,039,312	771,941,960	1,138,386,080	271,557,150	41,570,626	383,530,334	3,256,956	260,036,836	31,409,202	3,009,728,456

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2013 and December 31, 2013:

Movement year 2013	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2013	277,245,095	786,367,971	1,121,151,675	275,363,368	32,063,673	393,271,556	1,854,965	195,341,364	51,868,443	3,134,528,110
Charge
Additions	87,527,955	15,341,731	29,421,393	23,910,995	8,908,011	30,801,595	26,999	41,061,452	7,585,256	244,585,387

Disposals	—	—	—	—	—	(1,827)	(201,455)	—	—	(203,282)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	(11,695,675)	37,592	(575,206)	—	—	655,702	—	—	(18,593)	(11,596,180)
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(6,532)	(33,944)	(614,499)	(864,775)	(108,519)	(642,688)	(242)	(346,263)	(720)	(2,618,182)
Depreciation expenses			(29,006,983)	(50,637,568)	(11,832,075)	(61,364,962)	(686,065)	(14,201,074)	(5,921,663)	(173,650,390)
Increase (decrease) in foreign exchange	(7,764,143)	(26,713,784)	(21,491,905)	(11,910,988)	566,083	(13,360,842)	(43,916)	(11,246,577)	2,804,477	(89,161,595)
Transfer from construction in progress	(148,652,964)	(19,543,032)	60,160,808	34,292,037	6,365,210	40,545,416	241,936	20,222,017	6,368,572	—

Total changes	(80,591,359)	(30,911,437)	37,893,608	(5,210,299)	3,898,710	(3,367,606)	(662,743)	35,489,555	10,817,329	(32,644,242)

Final balance as of December 31, 2013	196,653,736	755,456,534	1,159,045,283	270,153,069	35,962,383	389,903,950	1,192,222	230,830,919	62,685,772	3,101,883,868

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

14.5	Borrowing costs:

The company incorporates borrowing costs that are directly attributable to the acquisition, construction or production of a qualified asset during the period to complete and prepare the asset for its intended use.

During the years ended as of December 31, 2015 and 2014 there is no capitalization of the borrowing costs.

14.6	Assets subject to finance lease

The financial lease operations are shown in note 30.

14.7	Assets granted

As of December 31, 2015 and 2014, properties, plant and equipment granted as security amounted ThCh$ 3,630,138 and ThCh$ 4,154,567, respectively, whose details are shown in Note 31.1 Guarantees Granted. Nevertheless, there are no restrictions on ownership of assets.

14.8	Commitments to acquire assets

As of December 31, 2015, there are commitments to acquire property, plant and equipment of ThCh$ 59,290,755. (As of December 31, 2014 there are commitments to acquire property, plant or equipment of ThCh$ 76,028,453).

14.9	Assets out of service

As of December 31, 2015 and 2014, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

14.10	Assets fully depreciated

In view of the nature of the retail business, the Company has no significant assets that are fully depreciated and that are in use as of December 31, 2015 and 2014. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others.  The retail business assets are depreciated based on the term of the lease agreement.

14.11	Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. The Company has not recognized losses or reversals of impairment affecting profit and loss as of December 31, 2015 and December 31, 2014.

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

15.1	The roll-forward of investment properties at December 31, 2015 and 2014 is the following:

	As of December 31,
Roll-forward of investment properties, net, fair value method	2015	2014
	ThCh$	ThCh$
Investment properties, net, initial value	1,663,592,396	1,568,432,058
Revaluation, adjustment to fair value gains	198,154,988	100,772,615
Additions, Investment Properties, Fair Value Method	6,404,431	25,060,310
Transfer to (from) owner-occupied property, investment property, cost model	(15,587,870)	(15,535,083)
Decrease in foreign exchange rate, Investment Properties, Fair Value Method	(45,468,741)	(15,137,504)

Changes in Investment Properties, Fair Value Method, Total	143,502,808	95,160,338

Investment Properties, Fair Value Method, Final Balance	1,807,095,204	1,663,592,396

The value of land measure through a market approach, classified as investment property and valued under the Level II of the hierarchy of the fair value as of December 31, 2015 and 2014, is the following:

	As of December 31,
Roll-forward of the land included within investment properties, net, fair value method	2015	2014
	ThCh$	ThCh$
Land, net, initial value	312,213,496	268,286,953
Revaluation, adjustment to fair value gains	41,838,118	52,611,395
Decrease in foreign exchange rate, Fair Value Method	(29,074,587)	(8,684,852)

Changes in Land, Fair Value Method, Total	12,763,531	43,926,543

Land Investment Properties, Fair Value Method, Final Balance	324,977,027	312,213,496

15.2	Income and expense from investment properties

	As of December 31,
Income and expense from investment properties	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Revenue from Investment Property Leases	248,025,700	214,849,681	205,331,757
Direct Expense of Operation of Investment Properties which generate lease revenue	82,973,153	62,505,656	62,117,428
Direct Expense of Operation of Investment Properties which do not generate lease revenue	—	—	—

15.3	As of December 31, 2015, investment properties are not encumbered.

15.4	As of December 31, 2015, there are commitments to acquire investment properties by ThCh$ 10,859,113. (ThCh$ 18,415,052 as of December 31,2014).

15.5	There are no restrictions on ownership of assets.

15.6	Investment Properties

At December 31, 2015 and 2014, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used are described in note 4.5. The Costanera Center project corresponds to assets that have been classified as investment property. The Shopping Mall is in operation since June, 2012. First 15,000 square meters of tower 2 and 4 were allowed to be leased as commercial offices by the Municipality authority from August 2015.

16	Deferred taxes

The source of the deferred income taxes recorded as of December 31, 2015 and 2014 is the following:

16.1	Deferred income tax assets

	As of December 31,
Deferred income tax assets related to	2015	2014
	ThCh$	ThCh$
Fixed assets	3,249,977	5,171,186
Accruals	7,916,959	5,877,466
Inventories	56,665,261	31,323,149
Bad-debt reserve	16,338,999	21,325,530
Provisions	41,621,916	64,519,198
Vacation / annual leave	5,444,147	5,159,766
Tax loss carry-forward	398,346,540	323,997,790
Tax credits	28,292,628	26,966,964

Total	557,876,427	484,341,049

The recovery of the deferred tax asset balances requires that the business achieves a sufficient level of taxable income in the future. The Company estimates that the estimated projected future income will cover the recovery of the assets.

16.2	Deferred tax liabilities

	As of December 31,
Deferred income tax liabilities related to	2015	2014
	ThCh$	ThCh$
Fixed assets	377,101,618	365,513,998
Intangibles	252,321,486	272,912,702
Accumulations or accruals	11,816,772	13,874,061
Foreign currency translation	13,653,687	15,523,984
Other	405,110	-

Total	655,298,673	667,824,745

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As of December 31,
Deferred income tax assets	2015	2014
	ThCh$	ThCh$
Deferred tax assets to be recovered after more than 12 months	552,432,280	479,181,283
Deferred tax assets to be recovered within 12 months	5,444,147	5,159,766

Deferred tax assets	557,876,427	484,341,049

	As of December 31,
Deferred income tax liabilities	2015	2014
	ThCh$	ThCh$
Deferred tax liabilities to be recovered after more than 12 months	(647,657,535)	(659,005,332)
Deferred tax liabilities to be recovered within 12 months	(7,641,138)	(8,819,413)

Deferred tax liabilities	(655,298,673)	(667,824,745)

Deferred tax liability (net)	(97,422,246)	(183,483,696)

The gross movement on the deferred income tax account is as follows:

	As of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
As of 1 January	(183,483,696)	(159,621,487)	(178,277,276)
Effects on statement of profit and loss(*)	97,487,598	(17,548,140)	(25,367,188)
Exchange differences	(8,050,864)	5,098,625	43,802,529
Tax debited (credited) directly to equity	(691,408)	614,276	220,447
Discontinued operations	(2,683,876)	(12,026,969)	-

At 31 December	(97,422,246)	(183,483,696)	(159,621,488)

(*) In 2014 the (decrease) increase in assets and liabilities for deferred tax includes effects of the recently enacted tax law en Peru, Chile and Colombia.

The main effect in 2015 income statement results from the deferred related to the goodwill impairment recognized on the Supermarkets – Brazil segment (ThCh$ 38,492,000); and a new ruling issued in Colombia about tax compensations of the CREE tax (ThCh$ 43,696,915).

Consolidated impacts in results are explained in note 26 (corporate income tax).

16.3	The deferred tax roll-forward is as follows:

	As of December 31,
Movements in deferred tax asset	2015	2014
	ThCh$	ThCh$
Deferred tax assets Initial balance	484,341,049	311,861,196
Increase (decrease) in deferred tax assets	132,750,740	162,085,124
Increase (decrease) for change in tax rate	-	15,362,754
Increase (decrease) in foreign exchange rate	(59,215,362)	(4,968,025)

Deferred tax assets, final balance	557,876,427	484,341,049

	As of December 31,
Movements in deferred tax liability	2015	2014
	ThCh$	ThCh$
Deferred tax liabilities, Initial balance	(667,824,745)	(471,482,684)
Increase (decrease) in deferred tax liabilities	(38,638,426)	(171,925,670)
Increase (decrease) in tax rate	-	(34,483,041)
Increase (decrease) in foreign exchange rate	51,164,498	10,066,650

Deferred tax liabilities, final balance	(655,298,673)	(667,824,745)

The changes in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax assets	Tax losses carry forward	Bad debt provision	Provisions	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of December 31, 2012	120,720,440	25,227,789	60,657,224	62,074,943	268,680,396
Charged (credit) to the Statement of profit and losses	54,216,492	1,511,174	(1,702,793)	(10,146,702)	43,878,171
Charged directly to equity	-	-	-	(697,371)	(697,371)

As of December 31, 2013	174,936,932	26,738,963	58,954,431	51,230,870	311,861,196

Charged (credit) to the Statement of profit and losses	176,027,822	(5,413,433)	5,564,767	19,879,270	196,058,426
Charged directly to equity	-	-	-	(23,578,573)	(23,578,573)

At December 31, 2014	350,964,754	21,325,530	64,519,198	47,531,567	484,341,049

Charged (credit) to the Statement of profit and losses	47,381,786	(4,986,531)	(22,897,282)	54,728,813	74,226,786
Charged directly to equity	-	-	-	(691,408)	(691,408)

At December 31, 2015	398,346,540	16,338,999	41,621,916	101,568,972	557,876,427

Deferred tax liabilities	Fixed assets	Intangibles	Capitalized expenses	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of December 31, 2012	(333,469,052)	(89,151,556)	(14,266,291)	(10,070,773)	(446,957,672)
Charged (credit to the Statement of profit and losses	(1,858,825)	(21,543,474)	6,278,635	(7,401,348)	(24,525,012)

Charged directly to equity
As of December 31, 2013	(335,327,877)	(110,695,030)	(7,987,656)	(17,472,120)	(471,482,683)
Charged (credit to the Statement of profit and losses	(30,186,121)	(162,217,672)	(5,886,405)	1,948,136	(196,342,062)
Charged directly to equity	-	-	-	-	-

At December 31, 2014	(365,513,998)	(272,912,702)	(13,874,061)	(15,523,984)	(667,824,745)

Charged (credit) to the statement of profit and losses	(11,587,620)	20,591,216	2,057,289	1,465,187	12,526,072
At December 31, 2015	(377,101,618)	(252,321,486)	(11,816,772)	(14,058,797)	(655,298,673)

16.4	Compensation of deferred income tax assets and liabilities

The deferred tax assets and liabilities are offset when there is a legal right to compensate the current tax assets against the current tax liabilities and when the deferred income tax assets and liabilities are related to the income tax levied on the same tax authority and the same entity.

The compensated amounts are detailed below:

Concept	Gross assets/ liabilities	Off-setting values	Net Balances
Deferred income tax assets	484,341,049	7,057,132	491,398,181
Deferred income tax liabilities	(667,824,745)	(7,057,132)	(674,881,877)
Final balance at December 31, 2014	(183,483,696)	-	(183,483,696)
Deferred income tax assets	557,876,427	(5,762,339)	552,114,088
Deferred income tax liabilities	(655,298,673)	5,762,339	(649,536,334)
Final balance at December 31, 2015	(97,422,246)	-	(97,422,246)

16.5	Current income tax assets and current income tax liabilities

The composition of this item as of December 31, 2015 and 2014 is the following:

Current tax assets	12/31/2015	12/31/2014
	ThCh$	ThCh$
Current tax assets, total	61,197,049	54,196,417

Current tax assets	61,197,049	54,196,417

Current income tax liabilities	12/31/2015	12/31/2014
	ThCh$	ThCh$
Current income tax liabilities, total	49,433,829	60,615,912

Current income tax liabilities	49,433,829	60,615,912

Non-current tax assets	12/31/2015	12/31/2014
	ThCh$	ThCh$
Minimum presume tax asset	857,294	856,902
Tax receivable long term	7,997,053	42,190,641

Non-current tax assets	8,854,347	43,047,543

17	Other financial liabilities, current and non-current

The composition of this item as of December 31, 2015 and 2014 is the following:

17.1	Types of interest bearing (accruing) loans

	Balance as of 12/31/2015		Balance as of 12/31/2014
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (*)(1)	193,821,962	269,733,099	629,083,332	695,092,202
Bond debt (*)(2)	61,488,514	2,586,966,437	50,539,046	1,656,384,016
Other loans—leases (5)	3,025,088	29,524,500	2,671,208	31,558,878
Other financial liabilities (hedge derivatives) (4)	58,029	1,088,321	382,754	-
Term deposits (3)	89,791,028	23,601,397	25,347,841	28,315,851
Term savings accounts	451,312	-	-	-
Letters of credit	-	8,235,348	-	-
Deposits and other demand deposits	3,824,992	-	-	-
Debt purchase Bretas	-	1,636,153	-	12,697,096
Debt purchase Prezunic	-	-	21,539,582	4,891,649
Debt M. Rodriguez	-	1,864,286	-	2,092,404
Debt Johnson’s	1,388,767	1,388,767	4,003,417	-
Other Financial liabilities -Other	2,323,419	-	5,939,949	-

Totals Loans	356,173,111	2,924,038,308	739,507,129	2,431,032,096

(*) The variation in these groups of financial liabilities is mainly related to placement in international markets of two series of bonds for a total amount of USD 1,000 million dollars of the United States of America, in accordance with Rule 144A of the Securities Act 1933 United States of America, which took place in February 2015 and whose resources were used to pay debt in Chile companies and subsidiaries in Brazil.
(1) Bank loans correspond to loans taken out with banks and financial institutions (see note 17.2)
(2) Bond debt corresponds to bonds placed in public securities markets or issued to the public in general (see note 17.3)
(3) Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 390 persons and 19 institutions. The average maturity of these deposits is 126 days as of December 31, 2015, and 196 days as of December 31, 2014.
(4) Other financial liabilities (hedge derivatives) includes Cross Currency Swaps, Interest Rate Swaps and Forward contracts (see note 17.4)
(5) Other loans (leases) are shown in detail in note 17.5

17.2	Bank loans—breakdown of currency and maturity dates

At December 31, 2015							Current			Non-current
							Expiration			Expiration
					Effective				Total				Total non
		Creditor		Amortization	interest	Nominal	Up to 90	90 days to	Current at	1 to 3	3 to 5	5 or more	current at
Segment	ID	name	Currency	type	rate	rate	days	1 year	12/31/2015	year	years	years	12/31/2015
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	0.99	0.99	6,743,357	-	6,743,357	-	-	-	-
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.03	1.03	4,229,146	-	4,229,146	-	-	-	-
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	6.59	6.28	802,444	-	802,444	-	49,828,795	-	49,828,795
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Semiannual	4.08	4.06	648,459	-	648,459	6,963,939	19,150,834	8,569,268	34,684,041
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	USD	Monthly	0.72	0.72	4,624,742	-	4,624,742	-	-	-	-
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	0.28	0.28	6,440,470	-	6,440,470	-	-	-	-
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Monthly	0.28	0.28	27,374,842	-	27,374,842	-	-	-	-
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	USD	At maturity	5.59	5.08	11,219	-	11,219	-	39,342,179	-	39,342,179
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.19	1.90	-	23,849,679	23,849,679	23,551,667	-	-	23,551,667
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4.16	3.86	-	7,366,756	7,366,756	21,617,519	-	-	21,617,519
	O-E	BANCO RABOBANK CURACAO N.V.	USD	At maturity	2.20	2.00	197,460	-	197,460	-	35,303,000	-	35,303,000
	O-E	BANCO MIZUHO	USD	Semiannual	2.17	1.80	178,917	5,918,000	6,096,917	23,672,000	5,674,366	-	29,346,366
	O-E	BANCO SUMITOMO	USD	Semiannual	2.15	1.80	-	173,643	173,643	28,406,400	6,852,114	-	35,258,514
Argentina	O-E	BANCO FRANCES	Ch$	Monthly	31.50	31.50	651	-	651	-	-	-	-
	O-E	BANCO IFC	Ch$	Monthly	1.93	1.93	2,775,705	2,719,529	5,495,234	-	-	-	-
	O-E	BANCO GALICIA	USD	Monthly	30.00	30.00	8,267,250	-	8,267,250	-	-	-	-
	O-E	BANCO FRANCES	USD	Monthly	31.50	31.50	3,558,750	-	3,558,750	-	-	-	-
	O-E	BANCO CIUDAD	USD	Monthly	31.00	31.00	7,493,863	-	7,493,863	-	-	-	-
Colombia	O-E	HELM BANK	USD	Semiannual	5.96	5.96	-	741,354	741,354	-	-	-	-
	O-E	BANCO COLPATRIA	USD	At maturity	6.12	6.12	230,064	-	230,064	-	-	-	-
Brasil	O-E	HSBC	USD	At maturity	15.97	15.97	13,437,189	40,311,568	53,748,757	-	-	-	-
	O-E	HSBC	ARS	At maturity	15.85	15.85	2,098,401	6,295,220	8,393,621	-	-	-	-
	O-E	SAFRA		At maturity	16.08	16.08	2,247,209	6,741,627	8,988,836	-	-	-	-
	O-E	SANTANDER	ARS	At maturity	9.40	9.40	318	954	1,272	125,150	51,703	-	176,853
	O-E	SANTANDER	ARS	At maturity	12.00	12.00	104	311	415	35,757	11,919	-	47,676
	O-E	SANTANDER	ARS	At maturity	17.61	17.61	8,068,069	-	8,068,069	-	-	-	-
	O-E	BANCO DO NORDESTE	ARS	Monthly	8.50	8.50	68,675	205,959	274,634	576,489	-	-	576,489
Perú	O-E	SANTANDER	USD	At maturity	5.50	5.50	58	-	58	-	-	-	-

		TOTAL	-	-	-	-	99,497,362	94,324,600	193,821,962	104,948,921	156,214,910	8,569,268	269,733,099

At December 31, 2014							Current			Non-current
							Expiration			Expiration
		Creditor		Amortization	Effective interest	Nominal	Up to 90	90 days to 1	Total Current at	1 to 3	3 to 5	5 or more	Total non current at
Segment	ID	name	Currency	type	rate	rate	days	year	12/31/2013	year	years	years	12/31/2014
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	0,74	0,74	6,345,594	-	6,345,594	-	-	-	-
	97.004.000-5	BANCO DE CHILE S.A.	Ch$	At maturity	4,44	4,19	-	48,928,183	48,928,183	-	-	-	-
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0,76	0,76	9,956,500	-	9,956,500	-	-	-	-
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	Monthly	0,37	0,37	-	-	-	-	-	-	-
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0,71	0,71	80,328	-	80,328	-	-	-	-
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	5,39	4,91	479,854	-	479,854	32,753,765	-	-	32,753,765
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	6,59	6,28	802,444	-	802,444	-	49,790,285	-	49,790,285
	97.006.000-6	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	ANNUAL	4,44	4,44	121,792	12,470,629	12,592,421	-	-	-	-
	97.018.000-1	BANCO SCOTIABANK	Ch$	Monthly	0,27	0,27	60,016,440	-	60,016,440	-	-	-	-
	97.080.000-K	BANCO BICE S.A	Ch$	At maturity	4,55	4,29	244,530	-	244,530	18,940,445	-	-	18,940,445
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Semiannual	4,28	3,97	4,403,175	3,500,000	7,903,175	62,678,017	-	-	62,678,017
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Semiannual	4,22	4,19	686,432	-	686,432	1,740,985	12,186,894	20,665,082	34,592,961
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	ANNUAL	0,72	0,72	2,623,112	-	2,623,112	-	-	-	-
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	0,36	0,36	4,024,656	-	4,024,656	-	-	-	-
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	At maturity	4,31	4,31	19,041	-	19,041	39,155,857	39,754,050	-	78,909,907
	O-E	BANCO SCOTIABANK	USD	Semiannual	2,11	1,82	-	20,041,910	20,041,910	40,351,158	-	-	40,351,158
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4,16	3,86	-	3,285,735	3,285,735	12,135,000	12,074,130	-	24,209,130
	O-E	BANCO RABOBANK CURACAO N.V.	USD	At maturity	2,12	1,93	156,169	-	156,169	-	20,225,000	9,901,043	30,126,043
	O-E	BANCO MIZUHO	USD	Semiannual	2,10	1,73	135,634	-	135,634	15,168,750	14,874,819	-	30,043,569
	O-E	BANCO SUMITOMO	USD	Semiannual	2,06	1,72	132,717	-	132,717	12,135,000	17,911,506	-	30,046,506
	O-E	BANCO HSBC	USD	At maturity	0,36	0,36	242,188,773	-	242,188,773	-	-	-	-

Argentina	O-E	BANCO GALICIA	ARS	Monthly	31,75	31,75	1,794,597	-	1,794,597	-	-	-	-
	O-E	BAPRO	ARS	MONTHLY	28,00	28,00	883,494	-	883,494	-	-	-	-
	O-E	BANCO GALICIA	ARS	TRIMESTRAL	15,01	15,01	262,283	702,603	964,886	-	-	-	-
	O-E	BANCO FRANCES	ARS	MONTHLY	35,00	35,00	113,552	-	113,552	-	-	-	-
	O-E	BANCO GALICIA	ARS	MONTHLY	28,00	28,00	10,083	-	10,083	-	-	-	-
	O-E	BANCO IFC	USD	MONTHLY	1,88	1,88	2,390,249	2,302,207	4,692,456	4,633,786	-	-	4,633,786
	O-E	BANCO GALICIA	ARS	MONTHLY	15,01	15,01	157,711	496,559	654,270	47	-	-	47
	O-E	BANCO ITAU	ARS	MONTHLY	29,50	29,50	14,088,930	-	14,088,930	-	-	-	-
	O-E	BANCO CIUDAD	ARS	TRIMESTRAL	28,00	28,00	3,619,470	-	3,619,470	-	-	-	-

Colombia	O-E	HELM BANK	COP	SEMIANNUAL	6,69	6,69	-	2,271,349	2,271,349	-	-	-	-
	O-E	BANCO COLPATRIA	COP	At maturity	7,37	7,13	552,825	-	552,825	-	-	-	-
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5,00	4,89	42,642	953,492	996,134	-	-	-	-
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6,48	6,38	41,550	-	41,550	1,750,000	-	-	1,750,000

	O-E	BANCO DE BOGOTÁ	COP	At maturity	6,87	6,76	308,688	-	308,688	-	12,750,000	-	12,750,000
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6,87	6,76	469,946	-	469,946	-	19,410,586	-	19,410,586
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6,85	6,74	78,581	-	78,581	-	3,500,000	-	3,500,000
	O-E	BANCO BBVA	COP	At maturity	8,31	8,15	475,809	-	475,809	-	16,690,669	-	16,690,669
	O-E	BANCO POPULAR	COP	At maturity	6,52	6,42	235,421	-	235,421	11,000,000	-	-	11,000,000
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6,85	6,74	578,130	-	578,130	-	25,750,000	-	25,750,000
	O-E	BANCO DADIVENDA	COP	At maturity	6,15	5,98	1,044,954	-	1,044,954	-	-	-	-
	O-E	BANCO CORPBANCA	COP	At maturity	6,29	6,12	4,374,370	-	4,374,370	-	-	-	-

Brazil	O-E	BRADESCO	Real	AT MATURITY	12,15	12,15	10,733	32,200	42,933	7,418,775	-	-	7,418,775
	O-E	BRADESCO	Real	AT MATURITY	12,76	12,76	45,697,811	-	45,697,811	-	-	-	-
	O-E	BRADESCO	Real	AT MATURITY	13,28	13,28	412,036	1,236,109	1,648,145	37,984,128	-	-	37,984,128
	O-E	HSBC	Real	AT MATURITY	13,24	13,24	2,747,171	8,241,514	10,988,685	51,510,497	-	-	51,510,497
	O-E	SANTANDER	Real	AT MATURITY	12,32	12,32	38,883,671	-	38,883,671	-	-	-	-
	O-E	SAFRA	Real	AT MATURITY	12,34	12,34	27,510,299	-	27,510,299	-	-	-	-
	O-E	BANCO DO BRASIL	Real	AT MATURITY	13,07	13,07	2,703,136	8,109,413	10,812,549	-	-	-	-
	O-E	BANCO DO NORDESTE	Real	MONTHLY	8,50	8,50	86,045	258,047	344,092	813,859	271,287	-	1,085,146
Peru	O-E	BANCO DE CREDITO	Soles	TRIMESTRAL	7,34	7,34	321,985	973,674	1,295,659	3,265,561	-	-	3,265,561
	O-E	BANK OF TOKIO	USD	TRIMESTRAL	2,83	2,83	5,465	8,451,777	8,457,242	12,714,604	-	-	12,714,604
	O-E	BANCO DE CREDITO	Soles	TRIMESTRAL	7,71	7,71	189,281	-	189,281	10,604,773	3,548,775	-	14,153,548
	O-E	BANCO CONTINENTAL	USD	SEMIANNUAL	5,15	5,15	352,994	4,870,164	5,223,158	15,793,469	-	-	15,793,469
	O-E	BANCO BILBAO VIZCAYA	USD	TRIMESTRAL	2,24	2,24	2,416,496	7,169,495	9,585,991	-	-	-	-
	O-E	BANCO SCOTIABANK	Soles	SEMIANNUAL	7,50	7,50	5,346	2,828,231	2,833,577	5,671,012	-	-	5,671,012
	O-E	BANCO CONTINENTAL	Soles	AT MATURITY	6,67	6,67	289,967	-	289,967	17,568,588	-	-	17,568,588
	O-E	CMAC TRUJILLO	Soles	AT MATURITY	5,35	5,35	624,682	-	624,682	-	-	-	-
	O-E	CMAC TRUJILLO	Soles	AT MATURITY	5,26	5,26	416,219	-	416,219	-	-	-	-
	O-E	CMAC TRUJILLO	Soles	AT MATURITY	5,30	5,30	208,119	-	208,119	-	-	-	-
	O-E	BANCO RIPLEY	Soles	AT MATURITY	3,90	3,90	2,638,651	-	2,638,651	-	-	-	-
	O-E	BCP	Soles	AT MATURITY	6,34	6,34	1,253,228	-	1,253,228	-	-	-	-
	O-E	BCP	Soles	AT MATURITY	6,34	6,34	1,246,230	-	1,246,230	-	-	-	-

		TOTAL					491,960,041	137,123,291	629,083,332	415,788,076	248,738,001	30,566,125	695,092,202

17.3	Bond debt

17.3.1                      Long Terms Bonds—Short term portion as of December 31, 2015 and December 31, 2014.

								Periodicity		Accounting value
Inscription number or			Current nominal amount	Restatement unit of the	Interest	Effective interest		Principal	Amortization			Placement in Chile or
ID	Note	Series	placed	bond	rate	rate	Maturity	installment	type	12/31/2015	12/31/2014	abroad
					%	%				ThCh$	ThCh$
268		BJUMB - B1	324,052	UF	6.5	6.9	01/09/2026	Semiannual	Semiannual	622,999	390,674	Local
268		BJUMB - B2	1,620,262	UF	6.5	6.9	01/09/2026	Semiannual	Semiannual	3,159,513	3,058,775	Local
530		BCENC - E	2,000,000	UF	3.5	4.1	07/05/2018	Semiannual	At Maturity	294,596	292,254	Local
530		BCENC - F	4,500,000	UF	4.0	4.3	07/05/2028	Semiannual	At Maturity	680,487	677,615	Local
551		BCENC - J	3,000,000	UF	5.7	5.7	15/10/2029	Semiannual	Semiannual	911,732	876,024	Local
551		BCENC - L	-	UF	3.9	3.9	28/05/2015	Semiannual	Semiannual	-	6,186,097	Local
551		BCENC - N	4,500,000	UF	4.7	5.0	28/05/2030	Semiannual	Semiannual S	468,866	478,782	Local
551		BCENC - O	54,000,000	Ch$	7.0	7.7	01/06/2031	Semiannual	At Maturity	314,592	313,908	Local
N/A		ÚNICA - A	280,000,000	S	7.2	7.5	05/05/2018	Semiannual	At Maturity	655,479	637,828	Foreign
N/A		ÚNICA - A	130,000,000	S	7.6	7.8	12/08/2017	Semiannual	At Maturity	796,368	776,099	Foreign
N/A		ÚNICA - A	750,000,000	USD	5.5	5.8	20/01/2021	Semiannual	At Maturity	13,160,638	11,598,896	Foreign
N/A		ÚNICA - A	1,200,000,000	USD	4.9	5.2	20/01/2023	Semiannual	At Maturity	19,522,865	16,575,885	Foreign
N/A		ÚNICA - A	650,000,000	USD	5.2	5.3	20/01/2021	Semiannual	At Maturity	9,348,654	-	Foreign
N/A		ÚNICA - A	350,000,000	USD	6.6	6.7	20/01/2023	Semiannual	At Maturity	6,366,467	-	Foreign
N/A		MAS CUOTAS SERIE I VDFC	333,944	Arg$	28.0	28.0	01-02-2016	Monthly	Monthly	103,348	865,754	Foreign
N/A		MAS CUOTAS SERIE I CP	387,126	Arg$	28.0	28.0	01-07-2015	Monthly	Monthly	387,126	-	Foreign
N/A		MAS CUOTAS SERIE II VDFA	10,062,114	Arg$	26.0	26.0	01-04-2016	Monthly	Monthly	2,523,193	-	Foreign
N/A		MAS CUOTAS SERIE II VDFB	832,678	Arg$	26.8	26.8	01-05-2016	Monthly	Monthly	832,678	-	Foreign
N/A		MAS CUOTAS SERIE II VDFC	55,207	Arg$	28.0	28.0	01-05-2016	Monthly	Monthly	55,207	-	Foreign
N/A		MAS CUOTAS SERIE II	1,361,010	Arg$	28.0	28.0	01-09-2017	Monthly	Monthly	1,283,706	-	Foreign
N/A		MAS CUOTAS SERIE I VDFB	-	Arg$	29.5	29.5	01-10-2015	Monthly	Monthly	-	6,875,763	Foreign
N/A		MÁS CUOTAS SERIE 1	-	Arg$	28.0	28.0	01-02-2016	Monthly	Monthly	-	432,877	Foreign
N/A		MAS CUOTAS SERIE I CP	387,126	Arg$	28.0	28.0	01-07-2015	Monthly	Monthly	-	501,815	Foreign

		Total short—term portion								61,488,514	50,539,046

17.3.2	Bond long term as of December 31, 2015 and December 31, 2014.

							Periodicity		Accounting value
Inscription number or		Current nominal amount	Restatement unit of the	Interest	Effective interest		Principal	Amortization			Placement in Chile or
ID	Series	placed	bond	rate	rate	Maturity	installment	type	12/31/2015	12/31/2014	abroad
				%	%				ThCh$	ThCh$
268	BJUMB - B1	324,052	UF	6.5	6.9	01-09-2026	Semiannual	Semiannual	7,857,807	7,980,472	Local
268	BJUMB - B2	1,620,262	UF	6.5	6.9	01-09-2026	Semiannual	Semiannual	38,291,796	38,823,243	Local
530	BCENC - E	2,000,000	UF	3.5	4.1	07-05-2018	Semiannual	At Maturity	50,519,499	48,264,287	Local
530	BCENC - F	4,500,000	UF	4.0	4.3	07-05-2028	Semiannual	At Maturity	111,914,897	107,321,315	Local
551	BCENC - J	3,000,000	UF	5.7	5.7	15-10-2029	Semiannual	Semiannual	76,853,673	73,849,017	Local
551	BCENC - N	4,500,000	UF	4.7	5.0	28-05-2030	Semiannual	Semiannual	112,670,350	108,213,757	Local
551	BCENC - O	54,000,000	Ch$	7.0	7.7	01-06-2031	Semiannual	At Maturity	50,749,637	50,644,541	Local
N/A	ÚNICA - A	280,000,000	S	7.2	7.5	05-05-2018	Semiannual	At Maturity	58,070,977	56,512,826	Foreign
N/A	ÚNICA - A	130,000,000	S	7.6	7.8	12-08-2017	Semiannual	At Maturity	27,060,400	26,371,646	Foreign
N/A	ÚNICA - A	750,000,000	USD	5.5	5.8	20-01-2021	Semiannual	At Maturity	536,157,982	455,654,686	Foreign
N/A	ÚNICA - A	1,200,000,000	USD	4.9	5.2	20-01-2023	Semiannual	At Maturity	814,653,208	682,748,226	Foreign
N/A	ÚNICA - A	650,000,000	USD	5.2	5.3	12-02-2025	Semiannual	At Maturity	456,046,424	-	Foreign
N/A	ÚNICA - A	350,000,000	USD	6.6	6.7	12-02-2045	Semiannual	At Maturity	246,119,787	-	Foreign

	Total Long—Term portion								2,586,966,437	1,656,384,016

17.4	Other Financial Liabilities—Derivatives—Options

The detail as of December 31, 2015 and December 31, 2014 is as follows:

								Periodicity			Total Current and Non-Current
ID	Institution Name	Asset Position (In Thousands)	currency	Assets Interest rate	Liability Position (In Thousands)	Currency	Liability Interest Rate	Due date	Interest payment	Principal Installment	December 31, 2015 (ThCh$)	December 31, 2014 (ThCh$)	Placement in Chile or abroad
O-E	Banco BBVA	1,014	USD	2.07%	2,033	USD	3.49%	15-08-2016	Semiannual	NA	31,197	219,295	Foreign
O-E	Banco Santander	1,014	USD	2.07%	2,054	USD	3.41%	15-08-2016	Semiannual	NA	26,832	163,459	Foreign
O-E	Merrill Lynch	280,000	Soles	7.19%	2,257	U.F.	3.67%	05-05-2018	Semiannual	At Maturity	1,088,321	-	Foreign

										TOTAL	1,146,350	382,754

17.5	Other loans—leases

The detail of the leasing agreement as of December 31, 2015 and 2014 is as follows;

December 2015

				Current Expiration					Non-Current Expiration
	ID		Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2015 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2015 ThCh$
Cencosud Shopping Centers S.A.	94226000-8		CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	56,603	169,808	226,411	1,029,423	1,029,423	2,187,546	4,246,392
Cencosud Shopping Centers S.A.	94226000-8		CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	31,730	95,190	126,920	577,069	577,069	1,226,285	2,380,423
Cencosud Shopping Centers S.A.	94226000-8		CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	6,219	18,658	24,877	113,111	113,111	240,363	466,585
Cencosud Shopping Centers S.A.	94226000-8		CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	13,778	41,334	55,112	250,576	250,576	532,480	1,033,632
Cencosud Shopping Centers S.A.	94226000-8		CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	16,236	48,709	64,945	295,286	295,286	627,490	1,218,062
Cencosud Retail S.A.	81201000-K		INMOBILIARIA EDIFICIO PANORÁMICO LTDA	Ch$	Monthly	10,319	31,890	42,209	95,769	112,434	538,211	746,414
Cencosud Retail S.A.	81201000-K		CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	5,707	17,692	23,399	53,232	62,795	211,382	327,409
Cencosud Retail S.A.	81201000-K		BANCO CHILE – LEASING	UF	Semiannual	-	1,448,359	1,448,359	3,012,203	-	-	3,012,203
Cencosud Retail S.A.	81201000-K		BANCO BICE – LEASING	UF	Semiannual	-	592,666	592,666	1,007,470	-	-	1,007,470
Cencosud Retail S.A.	81201000-K		INMOBILIARIA EDIFICIO PANORÁMICO LTDA	UF	Semiannual	-	143,571	143,571	243,486	-	-	243,486
Cencosud Retail S.A.	81201000-K		INVERSIONES OLYMPUS LTDA.	UF	Monthly	835	2,505	3,340	10,020	16,700	330,542	357,262
Cencosud Retail S.A.	81201000-K		INMOBILIARIA RECOLETA LTDA.	UF	Monthly	813	2,437	3,250	9,751	16,250	545,286	571,287
Cencosud Retail S.A.	81201000-K		INVERSIONES PUNTA BLANCA LTDA.	UF	Monthly	163	487	650	1,951	3,250	386,811	392,012
Cencosud Retail S.A.	81201000-K		EMPRESAS PROULX CHILE II S.A.	UF	Monthly	546	1,636	2,182	6,547	10,915	596,806	614,268
Cencosud Retail S.A.	81201000-K		INERSA S.A.	UF	Monthly	979	2,936	3,915	11,745	19,580	467,007	498,332
Cencosud Retail S.A.	81201000-K	K	RVC RENTAS S.A.	UF	Monthly	576	1,728	2,304	6,913	11,520	355,489	373,922
Cencosud Retail S.A.	81201000-K		SEGUROS DE VIDA CRUZ DEL SUR S.A.	UF	Monthly	249	746	995	2,982	4,970	1,007,154	1,015,106
Cencosud Retail S.A.	81201000-K		INMOBILIARIA MALL VIÑA DEL MAR S.A.	UF	Monthly	148	443	591	1,773	2,955	959,049	963,777
Cencosud Retail S.A.	81201000-K		EMPRESAS PROULX CHILE II S.A.	UF	Monthly	531	1,593	2,124	6,373	10,620	536,162	553,155
Cencosud Retail S.A.	81201000-K		INMOBILIARIA TIERRA SANTA	UF	Monthly	578	1,733	2,311	6,934	11,555	251,480	269,969
Cencosud Retail S.A.	81201000-K		INMOBILIARIA GR CHAMISERO I S.A.	UF	Monthly	282	847	1,129	3,387	5,645	1,178,133	1,187,165
Grandes Superficies de Colombia S.A.	830025638		CENTRO COMERCIAL BULEVAR NIZA	COP	Monthly	18,304	56,562	74,866	163,688	184,233	1,146,682	1,494,603
Grandes Superficies de Colombia S.A.	830025638		FCP INVERLINK	COP	Monthly	32,397	100,113	132,510	289,721	326,083	1,477,164	2,092,968
Grandes Superficies de Colombia S.A.	830025638		COMERCIALIZADORA DE COLECCIONES S.A.	COP	Monthly	11,127	34,385	45,512	99,506	111,995	4,222,114	4,433,615
Grandes Superficies de Colombia S.A.	830025638		SOISAN S.A.	COP	Monthly	225	715	940	2,226	2,779	19,978	24,983

					Total	208,345	2,816,743	3,025,088	7,301,142	3,179,744	19,043,614	29,524,500

December 2014

			Current Expiration					Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2014 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2014 ThCh$
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	53,132	171,148	224,280	933,415	933,413	2,564,627	4,431,455
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	29,785	89,037	118,822	523,249	523,249	1,438,941	2,485,439
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	5,838	17,452	23,290	102,562	102,562	282,046	487,170
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	12,933	38,662	51,595	227,206	227,206	624,820	1,079,232
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	15,241	45,560	60,801	267,747	267,747	736,307	1,271,801
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORÁMICO LTDA	Ch$	Monthly	25,173	316,841	342,014	302,081	201,388	173,849	677,318
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	13,133	38,041	51,174	149,432	99,621	149,507	398,560
Cencosud Retail S.A.	81201000-K	SOCIEDAD DE RENTA HISPANO CHILENA SA	UF	Monthly	12,295	36,886	49,181	147,542	98,362	73,463	319,367
Cencosud Retail S.A.	81201000-K	BANCO CHILE – LEASING	UF	Semiannual	40,515	779,277	819,792	3,575,878	-	-	3,575,878
Cencosud Retail S.A.	81201000-K	BANCO BICE - LEASING	UF	Semiannual	14,485	43,456	57,941	173,825	-	-	173,825
Cencosud Retail S.A.	81201000-K	INVERSIONES OLYMPUS LTDA.	UF	Monthly	-	2,819	2,819	5,637	5,637	335,465	346,739
Cencosud Retail S.A.	81201000-K	INMOBILIARIA RECOLETA LTDA.	UF	Monthly	-	2,766	2,766	5,532	5,532	541,449	552,513
Cencosud Retail S.A.	81201000-K	INVERSIONES PUNTA BLANCA LTDA.	UF	Monthly	-	553	553	1,106	1,106	375,413	377,625
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	-	1,858	1,858	3,716	3,716	585,405	592,837
Cencosud Retail S.A.	81201000-K	INERSA S.A.	UF	Monthly	-	3,332	3,332	6,665	6,665	469,658	482,988
Cencosud Retail S.A.	81201000-K	RVC RENTAS S.A.	UF	Monthly	-	1,961	1,961	3,922	3,922	353,958	361,802
Cencosud Retail S.A.	81201000-K	SEGUROS DE VIDA CRUZ DEL SUR S.A.	UF	Monthly	-	2,698	2,698	5,395	5,395	380,188	390,978
Cencosud Retail S.A.	81201000-K	INMOBILIARIA MALL VIÑA DEL MAR S.A.	UF	Monthly	-	2,354	2,354	4,709	4,709	331,813	341,231
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	-	1,808	1,808	3,616	3,616	526,772	534,004
Cencosud Retail S.A.	81201000-K	INMOBILIARIA TIERRA SANTA	UF	Monthly	-	1,960	1,960	3,921	3,921	253,998	261,840
Cencosud Retail S.A.	81201000-K	SEGUROS DE VIDA CRUZ DEL SUR S.A.	UF	Monthly	-	3,768	3,768	7,536	7,536	679,018	694,090
Cencosud Retail S.A.	81201000-K	INVERSIONES URBANAS LTDA.	UF	Monthly	-	6,280	6,280	12,560	12,560	1,131,566	1,156,686
Cencosud Retail S.A.	81201000-K	INMOBILIARIA GR CHAMISERO I S.A.	UF	Monthly	-	6,155	6,155	12,310	12,310	1,109,064	1,133,684
Grandes Superficies de Colombia S.A.	830025638	BANCO DE BOGOTÁ	COL	Monthly	74,391	83,370	157,761	-	-	-	-
Grandes Superficies de Colombia S.A.	830025638	CENTRO COMERCIAL BULEVAR NIZA	COL	Monthly	19,606	60,586	80,192	175,227	197,219	1,409,972	1,782,418
Grandes Superficies de Colombia S.A.	830025638	FCP INVERLINK	COL	Monthly	34,701	107,234	141,935	310,143	349,068	1,868,223	2,527,434
Grandes Superficies de Colombia S.A.	830025638	COMERCIALIZADORA DE COLECCIONES S.A.	COL	Monthly	11,918	36,830	48,748	106,521	119,890	4,866,113	5,092,524
Grandes Superficies de Colombia S.A.	830025638	SOISAN S.A.	COL	Monthly	229	727	956	2,262	2,825	24,353	29,440
Cencosud Retail Perú	20109072177	BIF LEASING	Soles	Monthly	76,409	-	76,409	-	-	-	-
Cencosud Retail Perú	20109072177	BIF LEASING	Soles	Monthly	88,101	88,532	176,633	-	-	-	-
Cencosud Retail Perú	20109072177	BIF LEASING	Soles	Monthly	37,602	113,770	151,372	-	-	-	-

				Total	565,487	2,105,721	2,671,208	7,073,715	3,199,175	21,285,988	31,558,878

17.6	Restrictions.

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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

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

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets and ensure that its subsidiaries meet this condition;

k)	Not grant endorsements or guarantees or establish itself as joint and several co-signers in favor of third parties, except subsidiaries of the Issuer.

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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

4.
As established in the agreement to issue bonds of Cencosud S.A., dated September 5, 2008 and modified on October 2, 2008, and by virtue of which the Series J, N and O were issued, the Company, hereinafter the Issuer, has the following obligations or management restrictions:

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

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets and ensure that its subsidiaries meet this condition;

k)	Not grant endorsements or guarantees or establish itself as joint and several co-signers in favor of third parties, except subsidiaries of the Issuer.

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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

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
As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

7.
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

m)	To keep accurate accounting records according to the generally accounting principles accepted in Chile

n)
Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset. Especially the debtor will keep the property of the following bands a) Jumbo and b) Paris

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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

8.
As established in the credit agreement signed October 19, 2011 between Cencosud S.A. as Debtor and Scotiabank & Trust (Cayman) LDT as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Send the Audited Financial Statements under IFRS and its corresponding notes , as soon as they are available, even if they are not in the S.V.S web site.

b)	Send copy of the general information reported by the debtor to the S.V.S to accomplish with any rule.

c)	Send the taxes or stamp tax payments to which this contract is affected and inform any action on these taxes.

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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

9.
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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

10.
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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

11.
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

o)
Maintain in the consolidated Financial Statements income from the business areas of sales to the detail, administration of commercial centers, real-estate investment and evaluation, grant and credit administration, to an equivalent level, at least, of 67 % of the income of exploitation consolidated.

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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

12.
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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

13.
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

k)
Limitation on Liens and Asset Dispositions. (a) The Borrower will not, and will not permit any of its Material Subsidiaries to, sell, assign or otherwise transfer to any Person (other than to the Borrower) any of its material Assets, except that the Borrower or any Material Subsidiary may sell, assign or otherwise transfer material Assets (x) in the ordinary course its business provided that such sale, assignment or transfer of assets is for at least the fair market value of such assets and (y) outside of the ordinary course of its business for fair value in an aggregate amount not to exceed an amount equal to 10% of the Borrower’s or such Material Subsidiary’s total assets, as the case may be, in any fiscal year, and provided that, the proceeds of any such sale, assignment or transfer shall be reinvested in the business of the Borrower, or in the case of a sale, assignment or other transfer of Essential Assets by any other Subsidiary, in the business of the Borrower or any other Subsidiary, in each case, within 90 days of receipt thereof. If such proceeds are not reinvested within such 90 day period, the Borrower shall prepay the outstanding principal amount of the Loan in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid, in an amount equal to the net cash proceeds received by the Borrower or any of its Material Subsidiaries in connection with any such sale, lease or transfer. (b)The Borrower will not, and will not permit any of its Material Subsidiaries to create, incur or suffer to exist in favor of any Person any Lien (other than Permitted Liens and the Liens existing on the date hereof) on any Assets of the Borrower if such Lien (if foreclosed upon) would have a Material Adverse Effect; provided that at all times the ratio of the total Assets of the Borrower and its Consolidated Subsidiaries (determined on a Consolidated basis) that are not subject to any Lien (including Permitted Liens) to the Borrower’s Total Liabilities must be at least 1.20:1.00.

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

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants.

14.
According to the stated in the “Indenture”, dated on January 20, 2011; December 6, 2012 and February 12, 2015 under the bond issuances pursuant to Rule 144/A under the Securities Act, the Cencosud S.A. as the “Issuer”, and Cencosud Retail S.A. as the “Guarantor” shall comply with the following covenants:

I.	Section 5.01. Payment of Securities
(a)
The Company shall promptly pay the principal of and interest on the Securities on the dates and in the manner provided in the Securities and in this Indenture. Principal and interest shall be considered paid on the date due if on such date the Trustee or a Paying Agent holds in accordance with this Indenture money sufficient to pay all principal and interest then due.

(b)
The Company shall pay interest on overdue principal at the rate borne by the Securities, and it shall pay interest on overdue installments of interest at the rate borne by the Securities to the extent lawful.

II.	Section 5.02. Limitation on Liens
(a)
The Company shall not, nor shall it permit any Subsidiary to, issue, assume or suffer to exist any Indebtedness, if such Indebtedness is secured by a Lien upon any property or assets of the Company or any Subsidiary, unless, concurrently therewith, the Securities shall be secured equally and ratably with (or prior to) such Indebtedness; provided, however, that the foregoing restriction shall not apply to:

i.
any Lien on property acquired, constructed, developed, extended or improved by the Company or any Subsidiary (individually or together with other Persons) after the date of this Indenture or any shares or other ownership interest in, or any Indebtedness of, any Person which holds, owns or is entitled to such property, to the extent such Lien is created, incurred or assumed (A) during the period such property was being constructed, developed, extended or improved or (B) contemporaneously with, or within 360 days after, such acquisition or the completion of such construction, development, extension or improvement in order to secure or provide for the payment of all or any part of the purchase price or other consideration of such property or the other costs of such acquisition, construction, development, extension or improvement (including costs such as escalation, interest during construction and financing and refinancing costs);

ii.
any Lien on any property or assets existing at the time of acquisition thereof and which (A) is not created as a result of or in connection with or in anticipation of such acquisition and (B) does not attach to any other property or assets other than the property or assets so acquired (except for property affixed or appurtenant thereto);

iii.
any Lien on any property or assets acquired from a Person which is merged with or into the Company or any Subsidiary or any Lien existing on property or assets of any Person at the time such Person becomes a Subsidiary, in either such case which (A) is not created as a result of or in connection with or in anticipation of any such transaction and (B) does not attach to any other property or assets other than the property or assets so acquired or of such Person at the time it becomes a Subsidiary (except for property affixed or appurtenant thereto);

iv.	any Lien which secures Indebtedness owed by a Subsidiary to the Company or any other Subsidiary;
v.
any Lien securing Indebtedness of the type described in clause (a)(v) of the definition of “Indebtedness”; provided that such Indebtedness was entered into in the ordinary course of business and not for speculative purposes or the obtaining of credit;

vi.
any Lien in favor of any Person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

vii.	any Lien existing on the date of this Indenture or granted pursuant to an agreement existing on the date of this Indenture;
viii.
Liens for taxes, assessments or governmental charges or levies if such taxes, assessments, governmental charges or levies are not at the time due and payable, or if the same are being contested in good faith by appropriate proceedings and appropriate provisions, if any, have been established as required by IFRS;

ix.	Liens arising solely by operation of law:
x.
Liens created for the sole purpose of securing Indebtedness that, when incurred, will be applied to repay all (but not part) of the Securities and all other amounts payable under the Securities; provided that the Securities and all other such amounts are fully satisfied within 30 days after the incurrence of such Indebtedness;

xi.
judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceeding may be initiated has not expired and appropriate provisions, if any, have been established as required by IFRS; or

xii.
any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any Lien referred to in the foregoing clauses (i) through (xi) inclusive or any Lien  securing any Indebtedness that refinances, extends, renews, refunds or replaces any other Indebtedness secured in accordance with the foregoing clauses (i) through (xi) inclusive; provided that the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement plus an amount necessary to pay any customary fees and expenses, including premiums and defeasance costs related to such transaction, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property) and property affixed or appurtenant thereto.

(b)
Notwithstanding Section 5.02(a) hereof, the Company or any Subsidiary may issue or assume Indebtedness secured by a Lien which would otherwise be prohibited under Section 5.02(a) hereof or enter into Sale and Leaseback Transactions that would otherwise be prohibited by Section 5.03 hereof; provided that the amount of such Indebtedness or the Attributable Value of such Sale and Leaseback Transaction, as the case may be, together with the aggregate amount (without duplication) of (i) Indebtedness outstanding at such time that was previously incurred pursuant to this Section 5.02(b) by the Company and the Subsidiaries, plus (ii) the Attributable Value of all such Sale and Leaseback Transactions of the Company and the Subsidiaries outstanding at such time that were previously incurred pursuant to this Section 5.02(b) shall not exceed 20% of Consolidated Net Tangible Assets at the time any such Indebtedness is issued or assumed by the Company or any Subsidiary or at the time any such Sale and Leaseback Transaction is entered into.

III.	Section 5.03. Limitations on Sale and Leaseback Transactions
The Company shall not, nor shall it permit any Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any of their property or assets, unless (a) the Company or such Subsidiary would be entitled pursuant to Section 5.02 hereof to issue or assume Indebtedness (in an amount equal to the Attributable Value with respect to such Sale and Leaseback Transaction) secured by a Lien on such property or assets without equally and ratably securing the Securities, (b) the Company or such Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value (as determined in good faith by the Board of Directors) of the property or assets so leased, (i) to the retirement, within 360 days after the effective date of such Sale and Leaseback Transaction, of (A) Indebtedness of the Company ranking at least pari passu with the Securities or (B) Indebtedness of any Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company, or (ii) to the acquisition, purchase, construction, development, extension or improvement of any property or assets of the Company or any Subsidiary used or to be used by or for the benefit of the Company or any Subsidiary in the ordinary course of business or (c) the Company or such Subsidiary equally and ratably secures the Securities. The restrictions set forth in this Section 5.03 shall not apply to any transactions providing for a lease for a term, including any renewal, of not more than three years or to arrangements between the Company and a Subsidiary or between Subsidiaries.

IV.	Section 5.04. Reporting Requirements
(a)	So long as the Securities remain outstanding the Company shall:
i.
in the event the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, furnish (or in lieu of furnishing, make accessible electronically with notice to the Trustee) to the Trustee and the Holders as follows: As soon as they are available, but in any case within 120 calendar days after the end of each fiscal year of the Company (currently expire on 31 December) copies of its audited financial statements (consolidated basis) for such fiscal year (including an income statement, a balance sheet and cash flow statement), in English, prepared in accordance with IFRS and audited by a member firm of independent accounting firm with international recognition; and

A.
as soon as they are available, but in any event within 120 calendar days after the end of each fiscal year of the Company (currently ending December 31), copies of its audited financial statements (on a consolidated basis) in respect of such fiscal year (including a profit and loss account, balance sheet and cash flow statement), in English, prepared in accordance with IFRS and audited by a member firm of an internationally recognized firm of independent accountants; and

B.
as soon as they are available, but in any event within 90 calendar days after the end of each of the first three fiscal quarters of each fiscal year of the Company, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period (including a profit and loss account, balance sheet and cash flow statement), in English, prepared on a basis consistent with the audited financial statements of the Company and in accordance with IFRS, together with a certificate signed by the person then authorized to sign financial statements on behalf of the Company to the effect that such financial statements are true in all material respects and present fairly the financial position of the Company as at the end of, and the results of its operations for, the relevant quarterly period; and

ii.	in the event the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act,
A.	timely file with the Commission such annual and other reports as may be required by the rules and regulations of the Commission in effect at the relevant time and in the form required thereunder, and
B.
unless such information is publicly available on the Commission’s EDGAR System, provide the Trustee, for further delivery to a Holder upon request by any such Holder, with copies of the reports referred to in clause (a) (ii) within 15 days after such reports are required to be filed with the Commission; and

iii.
so long as the Company is required to file the same with the SVS, will furnish (or in lieu of furnishing, make accessible electronically with notice to the Trustee) to the Trustee and Holders, as soon as they are available, but in any event within 120 calendar days after the end of each fiscal year of the Guarantor (currently ending December 31), copies of the Guarantor’s audited financial statements (on a consolidated basis) in respect of such fiscal year in the format required by the SVS, in English, prepared in accordance with IFRS and audited by a member firm of an internationally recognized firm of independent accountants.

(b)	The Trustee shall upon written request forward to each registered Holder who so requests the reports received by the Trustee under this Section 5.04.
(c)
The Company shall give the Trustee written notice of anytime it becomes or ceases to be subject to Section 13 or 15(d) of the Exchange Act. As of the date of this Indenture, the Company is subject to Section 13 and 15(d) of the Exchange Act.

(d)
Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including compliance by the Company or the Guarantor, as applicable, with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

V.	Section 5.05. Additional Amounts
(a)
The Company shall make all payments of principal, premium, if any, and interest in respect of the Securities free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature and interest, penalties and fines in respect thereof (collectively, “Taxes”) imposed, levied, collected, withheld or assessed by, within or on behalf of a Relevant Jurisdiction or by or within any political subdivision thereof or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law or by the interpretation or administration thereof. In the event of any such withholding or deduction of Taxes, the Company or the Guarantor, as applicable, shall pay to Holders such additional amounts (“Additional Amounts”) as will result in the payment to such Holder of the net amount that would otherwise have been receivable by such Holder in the absence of such withholding or deduction, except that no such Additional Amounts shall be payable in respect of:

i.
any Taxes that would not have been so withheld or deducted but for the existence of any present or former connection (including, without limitation, a permanent establishment in a Relevant Jurisdiction) between the Holder, applicable recipient of payment or beneficial owner of a Security or any payment in respect of such Security (or, if the Holder or beneficial owner is an estate, nominee, trust, partnership, corporation or other business entity, between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the Holder, applicable recipient of payment or beneficial owner) and an authority with the power to levy or otherwise impose or assess a Tax, other than the mere receipt of such payment or the mere holding or ownership of such Security or beneficial interest or the enforcement of rights thereunder;

ii.
any Taxes that would not have been so withheld or deducted if a Security had been presented for payment within 30 days after the Relevant Date (as defined below) to the extent presentation is required (except to the extent that the Holder would have been entitled to Additional Amounts had such Security been presented for payment on the last day of such 30-day period);

iii.
any Taxes that would not have been so withheld or deducted but for the failure by the Holder or the beneficial owner of a Security or any payment in respect of such Security to (A) make a declaration of non-residence, or any other claim or filing for exemption, to which it is entitled or (B) comply with any certification, identification, information, documentation or other reporting requirement concerning its nationality, residence, identity or connection with a Relevant Jurisdiction; provided that such declaration or compliance was required as of the date of this Indenture as a precondition to exemption from all or part of such Taxes and the Company or the Guarantor, as applicable, has given the Holders at least 30 days prior notice that they will be required to comply with such requirements;

iv.	any estate, inheritance, gift, value added, sales, use, excise, transfer, capital gains, personal property or similar taxes, duties, assessments or other governmental charges;
v.	any Taxes that are payable otherwise than by deduction or withholding from payments on a Security;
vi.	any Taxes that would not have been so imposed if the Holder had presented a Security for payment (where presentation is required) to another paying agent;
vii.
any payment to a Holder of a Security that is a fiduciary or partnership (including an entity treated as a partnership for tax purposes) or any Person other than the sole beneficial owner of such payment or Security, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment or Security would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Security;

viii.
any withholding or deduction imposed on a payment required to be made pursuant to European Council Directive 2003/48/EC or any other European Union directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such a directive;

ix.
any Taxes imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended, any successor law or regulation implementing or complying with, or introduced in order to conform to, such sections or any intergovernmental agreement or any agreement entered into pursuant to section 1471(b)(1) of the U.S. Internal Revenue Code of 1986, as amended; or

x.	any combination of clauses (i) through (ix) above.

(b)
For the purposes of this Section 5.05, “Relevant Date” means whichever is the later of (i) the date on which such payment first becomes due and (ii) if the full amount payable has not been received in The City of New York, New York by the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Holders in accordance with this Indenture.

(c)
All references to principal, premium, if any, and interest in respect of the Securities shall be deemed also to refer to any Additional Amounts which may be payable as set forth in this Indenture or in the Securities.

(d)
Notwithstanding the foregoing, the limitations on the obligations of the Company and the Guarantor to pay Additional Amounts set forth in clause (a)(iii) above shall not apply if the provision of any certification, identification, information, documentation or other reporting requirement described in such clause (a)(iii) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a Security (taking into account any relevant differences between U.S. and Chilean law, rules, regulations or administrative practice) than comparable information or other reporting requirements imposed under U.S. tax law, regulations and administrative practice (such as IRS Forms W-8BEN, W-8BENE and W-9).

(e)
At least 10 Business Days prior to the first Interest Payment Date (and at least 10 Business Days prior to each succeeding Interest Payment Date if there has been any change with respect to the matters set forth in the Officer’s Certificate referenced below), the Company or the Guarantor, as applicable, shall furnish to the Trustee and each Paying Agent an Officer’s Certificate instructing the Trustee and each Paying Agent whether payments of principal of or interest on the Securities due on such Interest Payment Date shall be without deduction or withholding for or on account of any Taxes. If any such deduction or withholding shall be required, prior to such Interest Payment Date, such Officer’s Certificate shall specify the amount, if any, required to be withheld on such payment to Holders and certify that the Company or the Guarantor, as applicable, shall pay such withholding or deduction to the relevant taxing authority. Any Officer’s Certificate required by this Indenture to be provided to the Trustee and any Paying Agent for these purposes shall be deemed to be duly provided if telecopied to the Trustee and each Paying Agent.

(f)
The Company or the Guarantor, as applicable, will furnish to the Holders, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, either certified copies of tax receipts evidencing such payment by the Company or the Guarantor, as applicable, or, if such receipts are not obtainable, other evidence of such payments by the Company or the Guarantor, as applicable, reasonably satisfactory to the Holders.

(g)	Upon written request, the Company or the Guarantor, as applicable, shall furnish to the Trustee documentation reasonably satisfactory to the Trustee evidencing payment of Taxes.
(h)
The Company or the Guarantor, as applicable, shall promptly pay when due any present or future stamp, court or similar documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery or registration of each Security or any other document or instrument referred to herein or therein, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside of Chile and except, in certain cases, for taxes, charges or similar levies resulting from certain registration of transfer or exchange of Securities.

VI.	Section 5.06. Rule 144A Information
So long as the Securities are not freely transferable under the Securities Act, the Company shall take all action necessary to provide information to permit resales of the Securities pursuant to Rule 144A under the Securities Act, including furnishing to any Holder of a Security or beneficial interest in a Global Security, or to any prospective purchaser designated by such Holder, upon written request of such Holder, financial and other information required to be delivered under Rule 144A(d)(4) (as amended from time to time and including any successor provision) unless, at the time of such request, the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or is exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act (as amended from time to time and including any successor provision).

VII.	Section 5.07. Further Instruments and Acts
Upon request of the Trustee, the Company and the Guarantor shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out the purpose of this Indenture.

VIII.	Section 5.08. Statement as to Compliance
As promptly as practicable beginning with the fiscal year ending December 31, 2014 and in any event within 120 days after the end of such fiscal year, the Company shall deliver to the Trustee an Officer’s Certificate stating whether or not to the best knowledge of the signer thereof the Company is in compliance (without regard to periods of grace or notice requirements) with all conditions and covenants under this Indenture, and if the Company shall not be in compliance, specifying such non-compliance and the nature and status thereof of which such signer may have knowledge.

IX.	Section 5.09. Corporate Existence
Subject to Article VI hereof, each of the Company and the Guarantor shall do or cause to be done all things necessary to preserve and keep in full force and effect:
(a)
its existence as a corporation, and, in the case of the Company, the corporate, partnership, limited liability company or other existence of each Subsidiary, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company, the Guarantor or any such Subsidiary; and

(b)
the rights (charter and statutory), licenses and franchises of the Company and the Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any Subsidiary (other than the Guarantor), if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and the Subsidiaries, taken as a whole, or would otherwise not have a material adverse effect on the business, properties, management, financial position, results of operations or prospects of the Company and its Subsidiaries, taken as a whole.

X.	Section 5.10. Listing
In the event that the Securities are listed on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market, the Company shall use its reasonable best efforts to maintain such listing; provided that if, as a result of the European Union regulated market amended Directive 2001/34/EC (the “Transparency Directive”) or any legislation implementing the Transparency Directive or other directives or legislation, the Company could be required to publish financial information either more regularly than it otherwise would be required to or according to accounting principles which are materially different from the accounting principles which the Company would otherwise use to prepare its published financial information, the Company may delist the Securities from the Official List of the Luxembourg Stock Exchange in accordance with the rules of the exchange and seek an alternative admission to listing, trading and/or quotation for the Securities on a different section of the Luxembourg Stock Exchange or by such other listing authority, stock exchange and/or quotation system inside or outside the European Union as the Board of Directors may decide.

XI.	Section 6.01. When the Company or the Guarantor May Merge or Transfer Assets.
(a)
Neither the Company nor, until the release of the Subsidiary Guarantee in accordance with the provisions of Section 11.07, the Guarantor, shall consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, unless:

i.
the successor Person (the “Surviving Person”) is a Person existing under the laws of Chile or the United States (or any State thereof or the District of Columbia) and expressly assumes, by a supplemental indenture, the due and punctual payment of the principal, premium, if any, and interest (and Additional Amounts, if any) on all the outstanding Securities and the performance of every covenant in this Indenture on the part of the Company or the Guarantor, as applicable, to be performed or observed;

ii.
immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

iii.
the Company or the Guarantor, as applicable, has delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the provisions of this Section 6.01 relating to such transaction.

(b)
In case of any consolidation, merger, conveyance or transfer (other than a lease) that complies with Section 6.01(a) hereof, the Surviving Person shall succeed to and be substituted for the Company, as obligor, or the Guarantor, as guarantor, as applicable, on the Securities, with the same effect as if it had been named in this Indenture as such obligor or guarantor, as applicable.

As of December 31, 2015 and 2014, the Company was in compliance with the aforementioned financial debt covenants and managing commitments.

18	Trade accounts payable and other payables

The detail of this item as of December 31, 2015 and 2014 is as follows:

	As of December 31,
	Current		Non-current
Account	2015	2014	2015	2014
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payable	1,622,571,864	1,743,224,689	571,936	810,120
Withholdings	233,952,931	214,513,579	3,931,055	5,323,949

Total	1,856,524,795	1,957,738,268	4,502,991	6,134,069

The main suppliers of Cencosud S.A. are as follows: Agrosuper Com.de Alimentos Ltda., Nestlé, Unilever Chile S.A., Unilever Argentina S.A., Samsung Electronics Chile,  Mastellone Hnos. S.A., Comercial Santa Elena S.A., Empresas Carozzi S.A., Sancor Cooperativas Unidas Ltda., CMPC Tissue S.A.,  Organización Terpel S.A., Cervec y Malteria Quilmes SAI, Watts S.A., Molinos Rio de la Plata S.A., BRF Brasil Foods S.A.,   Danone Argentina S.A., Compañía de Bebidas Das Americas Ambev, LG Electronics Colombia Ltda., Cooperativa Agrícola y Lechera de la Unión Ltda,  LG Electronics Chile.

19	Provisions and other liabilities

19.1	Provisions

19.1.1	The composition of this item as of December 31, 2015 and 2014 is as follows:

	As of December 31,
	Current		Non-current
Accruals and provision	2015	2014	2015	2014
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision(1)	12,301,212	10,911,238	65,515,010	88,428,946
Onerous contracts provision(2)	3,340,749	4,286,320	12,673,576	16,336,833

Total	15,641,961	15,197,558	78,188,586	104,765,779

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those that present probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims				Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of December 31,2015	40,771,526	21,779,689	15,265,007	77,816,222	12,301,212	65,515,010
Total as of December 31,2014	34,417,405	26,372,660	38,550,119	99,340,184	10,911,238	88,428,946

Provision By Country	December 31, 2015 ThCh$	December 31,2014 ThCh$
Chile	11,910,013	8,245,262
Argentina	32,492,814	30,596,529
Brazil	26,230,753	52,510,627
Peru	1,180,867	227,747
Colombia	6,001,775	7,760,019
Total Provision	77,816,222	99,340,184

(1) The nature of these obligations is as follows:

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

19.2	Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2015	99,340,184	20,623,153	119,963,337

Movements in Provisions:
Additional provisions	14,695,645	-	14,695,645
Reversal in existing provisions	(13,713,948)	(4,148,990)	(17,862,938)
Payments	(4,780,907)	-	(4,780,907)
Reversal of used provision	(3,034)	-	(3,034)
Increase (decrease) in foreign exchange rate	(17,721,718)	(459,838)	(18,181,556)

Changes in provisions, total	(21,523,962)	(4,608,828)	(26,132,790)

Total provision, closing balance as of December 31, 2015	77,816,222	16,014,325	93,830,547

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2014	109,180,802	25,448,067	134,628,869

Movements in Provisions:
Additional provisions	15,688,454	-	15,688,454
Reversal in existing provisions	(9,569,206)	(4,410,328)	(13,979,534)
Payments	(11,984,434)	-	(11,984,434)
Reversal of used provision	(1,836,299)	(414,586)	(2,250,885)
Increase (decrease) in foreign exchange rate	(2,139,133)	-	(2,139,133)

Changes in provisions, total	(9,840,618)	(4,824,914)	(14,665,532)

Total provision, closing balance as of December 31, 2014	99,340,184	20,623,153	119,963,337

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2013	134,475,084	38,132,983	172,608,067
Movements in Provisions:
Additional provisions	21,877,548	-	21,877,548
Reversal in existing provisions	(24,671,256)	(12,684,916)	(37,356,172)
Payments	(11,624,382)	-	(11,624,382)
Reversal of used provision	(1,615,445)	-	(1,615,445)
Increase (decrease) in foreign exchange rate	(9,260,747)	-	(9,260,747)

Changes in provisions, total	(25,294,282)	(12,684,916)	(37,979,198)

Total provision, closing balance as of December 31, 2013	109,180,802	25,448,067	134,628,869

20	Other non-financial liabilities

The composition of this item as of December 31, 2015 and 2014 is as follows:

	As of December 31,
	2015	2014
	ThCh$	ThCh$
Customer loyalty program	11,409,811	14,842,693
Guarantees deposits	8,223,557	12,965,389
Minimum accrual dividend	-	13,603,115
Other	1,592,181	1,693,173

Total Other non-financial Liabilities, current	21,225,549	43,104,370

Guarantees deposits	14,174,590	13,817,670
Prepaid Commissions	35,600,722	45,472,067
Other	7,786,725	10,143,573

Total Other non-financial Liabilities, non-current	57,562,037	69,433,310

21	Current provisions for employee benefits

21.1 Vacations and bonuses

The composition of this item as of December 31, 2015 and 2014 is as follows:

	As of December 31,
	2015	2014
	ThCh$	ThCh$
Employees’ vacation	58,156,253	60,919,314
Income sharing and bonuses	39,732,789	41,594,298

Total current provisions for employee benefits	97,889,042	102,513,612

The amount of accrual liabilities for vacations is calculated in accordance with current Chilean legislation on an accrual basis. The bonuses relate to the amount that is paid the following year with respect to compliance with annual targets, which can be estimated reliably.

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

Plan assets:

	December 31, 2015				December 31, 2014
Suppliers	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment funds – fixed income	1,600,789	-	-	1,600,789	2,049,308	-	-	2,049,308
Investments funds – Equity	480,591	-	-	480,591	615,246	-	-	615,246

c)	Movement in net defined benefit (asset) liability

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
Movements	ChTh$	ChTh$	ChTh$	ChTh$	ChTh$	ChTh$
	2015	2014	2015	2014	2015	2014
Balance at January 1	1,727,929	1,864,073	(1,823,972)	(1,930,605)	(96,043)	(66,532)

Service cost	286,550	492,764	-	-	286,550	492,764
Interest cost (Income)	149,627	198,513	(385,541)	(373,926)	(235,914)	(175,413)
Included in profit of loss	436,177	691,277	(385,541)	(373,926)	50,636	317,351
Re-measurement loss (gain):
Actuarial loss (gain)
Demographic assumptions	1,143,561	(225,165)	-	-	1,143,561	(225,165)
Financial assumptions	-	(519,392)	-	-	-	(519,392)
Experience adjustment	-	(2,882)	-	-	-	(2,882)
Return on plan assets	-	-	(623,471)	1,178,361	(623,471)	1,178,361
Exchange rates	(392,998)	(79,982)	399,201	80,251	6,203	269
Included in OCI	750,563	(827,421)	(224,270)	1,258,612	526,293	431,191
Contributions paid by employer	-	-	(597,765)	(778,053)	(597,765)	(778,053)
Benefits paid	-	-	-	-	-	-
Other	-	-	(597,765)	(778,053)	(597,765)	(778,053)
Balance at December 31	2,914,669	1,727,929	(3,031,548)	(1,823,972)	(116,879)	(96,043)

d)	Actuarial assumptions

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages)

Assumptions	31/12/2015	31/12/2014
Discount rate	12.58%	11.69%
Inflation	5.0%	5.2%
Salaries growth rate	6.2%	6.4%

e)	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

December 31, 2015	Defined benefit obligation
	Increase ThCh$	Decrease ThCh$
Discount rate (0.5% movement)	(97,974)	107,669

22	Other current and non-current non-financial assets

The composition of the item as of December 31, 2015 and 2014 is as follows:

	As of December 31,
Other non-financial assets, current	2015	2014
	ThCh$	ThCh$
Lease guarantees	4,251,300	3,937,821
Pre-paid rent	1,406,997	2,686,849
Pre-paid insurance	8,783,733	3,929,688
Other	-	92,134

Total	14,442,030	10,646,492

	As of December 31,
Other non-financial assets, non-current	2015	2014
	ThCh$	ThCh$
Lease guarantees	7,265,156	8,072,150
Pre-paid rent	24,032,777	25,037,866
Other	609,836	763,401

Total	31,907,769	33,873,417

The fair value for the non-financial assets equals their carrying value as of December 31, 2015 and 2014. As of December 31, 2015 and 2014, no significant differences exist between the carrying value of non-financial assets and their fair value.

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

	As of December 31,
Other non-financial assets, non-current	2015	2014
	ThCh$	ThCh$
Total borrowings (note 17 and note 34)	3,915,253,719	3,300,462,387
Less: Cash and cash equivalents (Note 5 and note 34)	(268,275,126)	(219,627,286)
Less: Other financial assets (note 6 and note 34	(676,383,311)	(353,686,187)
Cash and cash equivalents- Banco Paris (Note 28.11)	2,112,443	16,005,243
Other financial assets – Banco París ( Nota28.11)	71,414,725	9,990,759
Less: Other financial liabilites – Banco Paris (Note 28.11)	(47,808,364)	(173,596,140)

Net debt	2,996,314,086	2,579,548,776

Total equity	3,970,811,818	4,291,485,811
Leverage ratio	0.75	0.60

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

As of December 31, 2015, the authorized, subscribed and paid-in capital amounts to ThCh$ 2,321,380,936 (ThCh$ 2,321,380,936 as of December 31, 2014).

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
In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and the remaining 210,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value. 10% out of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders

The following tables show the movement of the authorized and the issued and fully paid shares described above between January 1, 2013 and December 31, 2015

Movement of authorized shares	No of shares

Authorized shares as of January 1, 2013	2,574,015,016
Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Increase pursuant to stock option plan	33,298,771
Decrease due to unsubscribed Capital in 2013	(17,979,999)
Authorized shares as of December 31, 2014	2,889,022,734
Authorized shares as of December 31, 2015	2,889,022,734

Movement in issued and fully paid shares	No of shares	Total Ch$
Paid shares as of January 1, 2013	2,507,103,215	1,551,811,762
Capital increase as of February 28, 2013	5,661,074	14,195,709
Capital increase as of March 13, 2013	290,741,796	729,064,129
Capital increase as of March 25, 2013	3,286,076	8,240,164
Exercise of stock option	21,931,802	18,069,172
Paid shares as of December 31, 2014	2,828,723,963	2,321,380,936
Paid shares as of December 31, 2015	2,828,723,963	2,321,380,936

As of December 31, 2015, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29th and November 20th of 2017 respectively.

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

On November 3rd, 2014, the Board of Directors agreed on distributing an interim dividend of Ch$8 per share in relation to the profits of 2014. This dividend was paid on December 3rd, 2014. This dividend was given to those shareholders registered as of November 27th 2014.

The Shareholders’ meeting held on April 24, 2015 approved to pay a minimum dividend of Ch$20.59906 per share. This dividend was paid since in relation to the 2014 net profits, and considered the aforementioned interim dividend paid in December 3rd, 2014. This dividend was given to the shareholders order from May 13th 2015.

On October 30th, 2015, the Board of Directors agreed on distributing an interim dividend of Ch$16 per share in relation to the profits of 2015. This dividend was paid on December 4th, 2015. As of December 31, 2015 the Company has not recognized any minimum dividend provision, being that the interim dividend paid during 2015 excessed the distributable minimum dividend calculated on the 2015 liquid profits. The company recorded a minimum dividend by ThCh$ 13,597,056 at December 31, 2014 (see note 20). The total charge to equity as of December 31, 2015 was ThCh$ 67,295,731 (ThCh$ 47,823,374 as of December 31, 2014; ThCh$ 53,192,713 as of December 31, 2013).

23.4	Reserves

The initial Balance is mainly due to the inflation adjustment reversal recorded in the IFRS first adoption (transition date to IFRS on January 1st, 2009).

Movements of reserves between January 1, 2015 and December 31, 2015 are as follows:

Reserve movement	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2015	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)
Change in equity
Other comprehensive income.........................	(490,563,107)	1,657,364	(347,353)	-	-	(489,253,096)
Transfer to (from) retained earnings.	-	-	-	5,818,354	-	5,818,354
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control..................................................	-	-	-	-	-	-
Total changes in equity	(490,563,107)	1,657,364	(347,353)	5,818,354	-	(483,434,742)

Closing balance of current year, December 31, 2015	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)

Movements of reserves between January 1, 2014 and December 31, 2014 are as follows:

Reserve movement	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2014	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)
Change in equity
Other comprehensive income.........................	(81,230,563)	(7,323,766)	(284,586)	-	-	(88,838,915)
Transfer to (from) retained earnings..	-	-	-	2,822,081	-	2,822,081
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control..................................................	-	-	-	-	2,187	2,187
Total changes in equity	(81,230,563)	(7,323,766)	(284,586)	2,822,081	2,187	(86,014,647)

Closing balance of current year, December 31, 2014	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)

Movements of reserves between January 1, 2013 and December 31, 2013 are as follows:

Reserve movement	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2013	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)
Change in equity
Other comprehensive income.........................	(153,341,863)	(2,789,482)	925,796	-	-	(155,205,549)
Increase (decrease) due to transfers and other changes in equity	-	-	-	3,743,479	-	3,743,479
Transfer to (from) retained earnings..	-	-	-	-	-	-
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control..................................................	-	-	-	-	(404,131)	(404,131)
Total changes in equity	(153,341,863)	(2,789,482)	925,796	3,743,479	(404,131)	(151,866,201)

Closing balance of current year, December 31, 2013	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)

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

c)
Other reserves: The initial balance shows the effect of the elimination of price-level restatement of book-basis capital under IFRS for the transition year. In 2015, no significant changes were observed.

d)
Actuarial gain (loss) reserve: This reserve is composed of the actuarial gains (losses) and the effect from the return on the pension plan asset that have been recognized over the past two year in relation to the Company’s pension plan Brazil.

e)	Other reserves: This reserve has not shown any transactions during 2015 year.

23.5	Non-controlling interest

Details of the non-controlling shares as of December 31, 2015 and 2014 are as follows:

	Non-controlling Interest Dec 31,	Non-controlling Interest Dec 31,	As of December 31,
	2015	2014	2015	2014
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00004	0.00004	415	370
Costanera Center S.A...	0.00000	0.00000	-	22
Mercado Mayorista P y P Ltda.	10.00000	10.00000	93,871	93,871
Easy S.A.	0.42500	0.35200	324,244	356,997
Comercial Food and Fantasy Ltda.	10.00000	10.00000	(24,643)	(30,391)
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000	55.00000	(1,613,621)	(1,567,557)
Cencosud Retail S.A.	0.03906	0.03906	194,291	196,395
Jumbo Retail Argentina S.A.	0.07600	0.07600	91,502	118,509

Total			(933,941)	(831,784)

	Non-controlling Interest	Non-controlling interest	Non-controlling interest	Results
	2015	2014	2013	2015	2014	2013
Company	%	%	%	ThCh$	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00040	0.00040	0.00040	52	24	51
Cencosud Internacional Ltda.	0.00000	0.00000	0.00433	-	1,027	2,346
Costanera Center S.A.	0.00000	0.00004	0.00004	-	8	(1)
Mercado Mayorista P y P Ltda.	0.00000	10.00000	10.00000	-	-	282
Easy S.A.	0.42500	0.42500	0.42500	57,604	95,558	71,558
Comercial Food and Fantasy Ltda.	10.00000	10.00000	10.00000	5,748	29,023	17,801
Alto Las Condes Ltda.	55.00000	55.00000	55.00000	(46,064)	(881,525)	(290,808)
Cencosud Retail S.A.	0.03906	0.03906	0.00039	27,476	26,331	33,845
Jumbo Retail Argentina S.A.	0.07600	0.07600	0.07700	(802)	(18,800)	(627)
Cencosud Argentina S.A (*).	0.00000	0.00000	0.00000	-	-	-
Total				44,014	(748,354)	(165,553)

24           Income

The breakdown of ordinary income is as follows:

	For the year ended December 31,
Income by nature	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Sale of goods	10,566,453,580	10,376,295,411	9,829,313,975
Services rendered (**)	350,524,624	307,290,878	301,842,147
Commission(*)	21,577,463	31,099,176	32,325,103
Interests income	113,541,659	198,169,776	177,558,602
Income from discontinued operation	(60,759,616)	(201,825,995)	(206,881,617)

Total	10,991,337,710	10,711,029,246	10,134,158,210

(*) Includes revenues from insurance brokerage, travel agencies, family entertainment centers and customer loyalty program.

(**)	Includes lease revenues from Shopping Centers

100% of the sales made in each country where the Group operates are received in local currency.

25	Breakdown of significant results

The items by function from the Statements of Income are described as follows in 25.1, 25.2 and 25.3.

Expenses by nature of integral income by function	For the year ended December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Cost of sales	7,813,225,785	7,827,431,886	7,324,251,612
Distribution cost	27,869,865	26,653,898	23,931,088
Administrative expenses	2,473,335,481	2,274,046,291	2,181,508,368
Other expenses (*)	174,280,483	182,076,769	152,142,053

Total	10,488,711,614	10,310,208,844	9,681,833,121

 (*)           Mainly includes marketing expenses.

25.1	Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the year ended December 31
Expenses by nature	2015	2015	2015	2014	2014	2014	2013	2013	2013

	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cost of goods sold	7,351,891,515	-	7,351,891,515	7,390,481,785	-	7,390,481,785	7,160,676,127	(339)	7,160,675,788
Other cost of sales	481,734,294	(20,400,024)	461,334,270	492,749,104	(55,799,003)	436,950,101	223,392,156	(59,816,332)	163,575,824
Personnel expenses	1,567,964,160	(10,441,918)	1,557,522,242	1,463,788,463	(37,077,303)	1,426,711,160	1,340,881,800	(36,865,744)	1,304,016,056
Depreciation and amortization	219,205,342	(715,030)	218,490,312	202,342,813	(2,299,772)	200,043,041	189,037,674	(2,461,658)	186,576,016
Distribution cost	27,869,865	-	27,869,865	26,653,898	-	26,653,898	23,931,088	-	23,931,088
Other expenses	174,280,483	-	174,280,483	195,747,099	(13,670,330)	182,076,769	182,307,997	(30,165,944)	152,142,053
Utilities and other store related expenses	23,750	(23,750)	-	-	-	-	114,344,589	(222,353)	114,122,236
Cleaning	81,141,367	(23,750)	81,117,617	75,541,300	(70,415)	75,470,885	68,896,478	(82,157)	68,814,321
Safety and security	70,546,449	(25,803)	70,520,646	61,630,026	(69,828)	61,560,198	62,504,253	(69,719)	62,434,534
Maintenance	89,496,072	(493,522)	89,002,550	87,680,995	(934,684)	86,746,311	79,075,709	(1,504,859)	77,570,850
Professional fees	80,276,695	(687,767)	79,588,928	81,768,457	(2,811,581)	78,956,876	81,475,579	(3,865,736)	77,609,843
Bags for Customers	23,790,414	-	23,790,414	25,258,963	-	25,258,963	31,457,921		31,457,921
Credit card commission	105,922,156	(11,352)	105,910,804	89,437,729	-	89,437,729	81,305,782	-	81,305,782
lease	187,290,287	(548,126)	186,742,161	190,337,568	(2,011,677)	188,325,891	168,801,648	(1,361,988)	167,439,660
Other	65,050,003	(4,400,196)	60,649,807	51,719,851	(10,184,614)	41,535,237	23,900,745	(13,739,596)	10,161,149

Total	10,526,482,852	(37,771,238)	10,488,711,614	10,435,138,051	(124,929,207)	10,310,208,844	9,831,989,546	(150,156,425)	9,681,833,121

25.2	Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the year ended December 31
Personal Expenses	2015	2015	2015	2014	2014	2014	2013	2013	2013
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Salaries	1,234,606,918	(9,580,823)	1,226,851,597	1,161,612,487	(31,847,526)	1,129,764,961	1,047,414,483	(25,415,529)	1,021,998,954
Short-term employee benefits	261,573,693	(444,059)	261,129,634	270,153,015	(4,028,624)	266,124,391	254,831,463	(9,629,166)	245,202,297
Termination benefits	69,958,047	(417,036)	69,541,011	32,022,961	(1,201,153)	30,821,808	38,635,854	(1,821,049)	36,814,805

Total	1,566,138,658	(10,441,918)	1,557,522,242	1,463,788,463	(37,077,303)	1,426,711,160	1,340,881,800	(36,865,744)	1,304,016,056

25.3	Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

	For the year ended December 31
Depreciation and amortization	2015	2015	2015	2014	2014	2014	2013	2013	2013
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Depreciation	189,855,744	(36,460)	189,819,284	183,863,858	(836,192)	183,027,666	173,650,390	(1,175,626)	172,474,764
Amortization	29,349,598	(678,570)	28,671,028	18,478,955	(1,463,580)	17,015,375	15,387,284	(1,286,032)	14,101,252

Total	219,205,342	(715,030)	218,490,312	202,342,813	(2,299,772)	200,043,041	189,037,674	(2,461,658)	186,576,016

25.4           Other gains (losses)

	For the year ended December 31
Other gains ( losses)	2015	2015	2015	2014	2014	2014	2013	2013	2013
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Goodwill impairment (*)	(116,771,460)	-	(116,771,460)	-	-	-	-	-	-
Sales of Property, plant and equipment	11,066,401	-	11,066,401	372,490	-	372,490	-	-	-
Insurance claims	-	-	-	1,411,112	-	1,411,112	2,203,829	-	2,203,829
Aditional Interest Tax	(5,298,267)	-	(5,298,267)	(2,918,407)	-	(2,918,407)	29,515,125	-	29,515,125
Other Net Gains and Losses	(13,451,395)	-	(13,451,395)	(5,380,175)	-	(5,380,175)	(34,884,207)	-	(34,884,207)

Total	(124,454,721)	-	(124,454,721)	(6,514,980)	-	(6,514,980)	(3,165,253)	-	(3,165,253)

 (*) Assets impairment: see note 13.3

25.5	Other operating income

	For the year ended December 31
Other operating income	2015	2015	2015	2014	2014	2014	2013	2013	2013
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sell Carton & Wraps	2,973,184	-	2,973,184	3,761,265	-	3,761,265	3,178,983	-	3,178,983
Recovery of fees	3,267,738	-	3,267,738	2,446,055	-	2,446,055	1,271,807	-	1,271,807
Increase on revaluation of investment properties	198,154,988	-	198,154,988	100,772,615	-	100,772,615	95,110,013	-	95,110,013
Other Income	7,008,148	883,399	6,124,749	7,648,335	(190,554)	7,457,781	9,153,179	(422,737)	8,730,442

Total	211,404,058	883,399	210,520,659	114,628,270	(190,554)	114,437,716	108,713,982	(422,737)	108,291,245

25.6	Financial results

The following is the financial income detailed for the periods ended:

	For the year ended December 31
Other gains ( losses)	2015	2015	2015	2014	2014	2014	2013	2013	2013
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Financial income from cash flow hedging	-	-	-	-	-	-	25,010	-	25,010
Other finance income	15,800,990	862,350	14,938,640	6,978,435	269,291	6,709,144	5,829,603	144,562	5,974,165

Financial income……………………………	15,800,990	862,350	14,938,640	6,978,435	269,291	6,709,144	5,854,613	144,562	5,999,175

Bank loan expenses	(130,257,214)	(33,329)	(130,223,885)	(115,207,662)	(98,788)	(115,108,874)	(137,975,837)	13,100,402	(124,875,435)
Bond debt expenses	(125,424,158)	-	(125,424,158)	(100,627,140)	-	(100,627,140)	(90,072,133)	21,728,421	(68,343,712)
Interest on bank loans	(8,362,430)	(5,195,830)	(3,166,600)	(9,885,062)	(9,885,062)	-	(13,389,526)	-	(13,389,526)
Valuation of financial derivatives expenses	(223,754)	-	(223,754)	35,478,511	-	35,478,511	10,016,761	-	10,016,761

Financial Expenses…………………………	(264,267,557)	(5,229,160)	(259,038,397)	(190,241,353)	(9,983,850)	(180,257,503)	(231,420,735)	34,828,823	(196,591,912)

Results from UF indexed bonds in Chile	(18,365,658)	(38,046)	(18,327,612)	(37,840,677)	(1,281,445)	(36,559,232)	(13,879,380)	2,074,458	(11,804,922)
Results from UF indexed Brazil	(2,669,679)	-	(2,669,679)	(6,829,994)	-	(6,829,994)	(6,957,024)	-	(6,957,024)
Results from UF indexed Other	(1,011,232)	-	(1,011,232)	3,813,276	-	3,813,276	(123,183)	-	(123,183)

(Losses) gains from indexation	(22,046,569)	(38,046)	(22,008,523)	(40,857,395)	(1,281,445)	(39,575,950)	(20,959,587)	2,074,458	(18,885,129)

Financial debt IFC-ABN Argentina	(2,533,974)	-	(2,533,974)	(3,250,121)	-	(3,250,121)	(4,821,735)	-	(4,821,735)
Bond debt USA and Peru	(102,744,898)	2,760,915	(105,505,813)	(25,281,883)	(5,539,807)	(19,742,076)	(23,836,483)	9,274,498	(14,561,985)
Financial debt Peru	(3,600,116)	-	(3,600,116)	(1,568,572)	-	(1,568,572)	(3,830,530)	395,038	(3,435,492)
Financial assets and Financial debt—Colombia	(5,102,934)	-	(5,102,934)	150,070	-	150,070	32,577	-	32,577

Exchange difference…………………………	(113,981,922)	2,760,915	(116,742,837)	(29,950,506)	(5,539,807)	(24,410,699)	(32,456,171)	9,669,536	(22,786,635)

Financial results total	(384,495,057)	(1,643,940)	(382,851,117)	(254,070,819)	(16,535,811)	(237,535,008)	(278,981,880)	46,717,379	(232,264,501)

26	Corporate income tax

The corporate income tax expense on continuing operations amounts to ThCh$ 58,540,083 and ThCh$ 100,486,082, for the periods according to the following detail:

Expenses (income) due to income tax, current and deferred portions (presentation)	For the year ended December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Current tax expense	156,027,681	107,130,790	68,701,274

Total current tax expenses, Net	156,027,681	107,130,790	68,701,274

Deferred tax income (expense) due to taxes arising from the creation and reversal of temporary differences	(99,720,936)	(1,572,147)	18,714,831
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	2,233,338	20,373,016	6,652,358

Total deferred tax expenses, net	(97,487,598)	18,800,869	25,367,189

Expense (Income) tax, net	58,540,083	125,931,659	94,068,463

	For the year ended December 31,
Expenses (income) due to income tax, by source (national, foreign) (presentation)	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Current income tax expense, Net, Foreign	110,735,624	83,895,424	52,504,750
Current income tax expense, Net, Local	45,292,057	23,235,366	44,920,056

Current income tax expense, Net, Total	156,027,681	107,130,790	97,424,806

Deferred income tax expense, Net, Foreign	(101,004,658)	(681,264)	(9,836,201)
Deferred income tax expense, Net, Local	3,517,060	19,482,133	6,479,858

Deferred income tax expense, Net, Total	(97,487,598)	18,800,869	(3,356,343)

Tax Expense on continuing operations	58,540,083	125,931,659	94,068,463

The tax expense on continuing operations excludes the tax expense from the discontinued operation of ChTh$- 2,443,909 for the year ended December 31, 2015 (Dec 2014:  ChTh$- 1,599,496, and Dec 2013: ChTh$- 2,089,310), see note 34.

Increase in 2015 deferred tax income mainly results from the goodwill impairment recognized on the Supermarkets – Brazil segment (ChTh$ 38.942.000); and the C-291 taxation ruling issued in Colombia on May 2015, which allows tax payers for future loss carry forward of the CREE tax (ChTh$ 43.696.915).

The CREE is a Colombian National tax which applies over profits and gains obtained by companies which are likely to enrich them. This tax replaced certain wage-based social contributions.

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

Reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate	For the periods
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Income tax expense using the legal rate	65,368,125	61,398,123	63,115,282

Tax effect of rates in other territories	7,753,808	15,170,940	19,661,979
Amortization of deductible expenses for tax- Goodwill Colombia	-	39,609,320	-
Non-taxable expenses	2,574,393	7,432,995	6,180,072
Price level restatement under tax law	(2,927,916)	(25,080,449)	(8,945,672)
Colombia - Wealth tax	2,543,000	-	-
Colombia - Goodwill write off (Mercadefam 2014)	2,779,000	-	-
Colombia – CREE tax loss carry forward	(43,696,915)	-	-
Chile – Gains on sale of financial retail	(13,015,267)	-	-
Colombia –Presumptive Income rate adjustment 9% (rate 34% and credit 25%)	-	3,853,344	6,652,358
Tax Effect of changes in tax rates	(2,233,338)	20,373,016	-
Effect of share of profit of equity-accounted investee.	(3,135,204)	(1,859,945)	(2,024,785)
Brazil – Tax losses valuation	7,025,919	-	-
Chile –not recognized provisional payment on absorbed profits	17,251,879	-	-
Other increase (decrease) for legal tax	18,252,599	5,034,314	9,429,229

Adjustments to tax expenses using the legal rate, total….	(6,828,042)	64,533,536	30,953,181

Income tax expense using the effective rate	58,540,083	125,931,659	94,068,463

Main components of effective tax rate reconciliation include:

i.	During 2015 taxable losses benefit was not recognized over parent company ThCh$ 17,251,879 (taxable income ThCh$ 76,675,018 at 22.5% rate)
ii.	Financial profit on sale of 51% of the financial retail business. Impact on effective tax rate (ThCh$ 13,015,267)
iii.	New ruling issued in Colombia about tax offsetting of the CREE tax (ThCh$ 43,696,915)
iv.	A provision related to taxable losses and badwill recognized on Mercantil Rodriguez acquisition through merge was recorded in Brazil during first quarter 2015 (ThCh$ 7,025,919)

Other increase (decrease) for legal tax includes minor permanent differences as of December 31, 2015 as follows:

Country	ThCh $

Chile	6,338,716
Argentina	2,100,341
Colombia	1,206,006
Brazil	69,443
Peru	(1,436,872)

Total	8,277,634

a)	Tax losses:

The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad. For the tax losses carry-forward, there are no limits regarding their usage in all jurisdictions where the Group operates, the realization of tax losses is estimated based on the Group future projections.

These losses have been produced in countries where there is no limited period for their use, and reversal is estimated as projected future revenues as increasing.

b)	Reversal of asset and liability timing differences:

The reversal of asset and liability timing differences is directly related to the nature of the asset and liability accounts generating these differences. There is no set term for the reversal of timing differences, due to the reversal of some and the origin of others.

c)	Rate of income tax.

Chile

The current income tax rate in Chile that affects the Company is 22.5% (Dec 2014: 21%; Dec 2013: 20%). Under the 2014 enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, based on the adoption of the partially integrated system. Alternatively, for the years 2014, 2015, 2016 and 2017 and following fiscal years, an increase of 21%, 22.5%, 24%, and 25%, respectively, will apply in the event that other companies adopt the attributed taxable income system.

The Income Tax System adopted by Cencosud was the partially integrated system, unless otherwise is indicated by a future Shareholders Meeting.

Any other later effects have been recognized within the income statement.

Foreign subsidiaries

The rates that affect its foreign subsidiaries are: 35% in Argentina, 39% in Colombia, 28% in Peru and 34% in Brazil. Peru enacted in law Nº 30.296 which envisages gradual reduction in taxes from the current 30% to 28% in 2015-2016, 27% in 2017-2018, and 26% from 2019 onwards.

In addition, law 1,739 modified the income tax for equity “CREE” tax from a rate of 8% to 9%, beginning since 2016 financial year. Additional 5%, 6%, 8% y 9% rates were established in a temporary way for the 2015, 2016, 2017 y 2018 financial years respectively.

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

	For the year ended December 31,
Basic Earnings per Share	2015	2014	2013
Profit from continuing operations attributable to controlling shareholders	161,323,912	152,233,031	241,573,109
Profit from discontinued operations attributable to controlling shareholders	70,616,993	12,661,641	8,357,240

Available income for common shareholders, basic...................................................................	231,940,905	164,894,672	249,930,349

Weighted average of share number, basic..................	2,828,723,963	2,828,723,963	2,783,287,215
Earnings per share from continued operations, basic................................................	57,0	53,8	87.4
Earnings per share from discontinued operations, basic................................................	25.0	4.5	3.0

The diluted earnings per share are calculated dividing the profits attributable to the Company’s shareholders by the weighted-average of common shares that would be issued if all common shares were converted with diluting effects.

	For the year ended December 31,
Basic Earnings per Share, diluted	2015	2014	2013
Profit from continuing operations attributable to controlling shareholders	161,323,912	152,233,031	241,573,109
Profit from discontinued operations attributable to controlling shareholders	70,616,993	12,661,641	8,357,240

Available income for common shareholders, diluted...........................................................................	231,940,905	164,894,672	249,930,349

Weighted average of share number, diluted...............	2,864,250,897	2,828,723,963	2,783,287,215
Earnings per share from continued operations, diluted................................................	56,3	53.8	86.8
Earnings per share from discontinued operations, diluted................................................	24.7	4.5	3.0

 The diluted earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average of common shares that would be issued on the conversion of all dilutive potential ordinary shares are dilutive.

	For the year ended December 31,
Reconciliation of basic and diluted shares	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Weighted average number of shares, basic	2,828,723,963	2,828,723,963	2,762,910,986
Increase in shares from share-based compensation plans	35,526,934	-	20,376,229

Weighted average number of shares, diluted	2,864,250,897	2,828,723,963	2,783,287,215

The executive compensation plan dated September 2015 has granted dilutive effect, however previous plans, granted in September 2014 and September 2013, were excluded from the calculation of weighted average number of diluted shares, because they do not have dilutive effect.

The average market price of the Company shares used in the calculation was based on quoted market prices during the period in which the options were available for exercise.
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

Amended presentation for discontinued operations:

As discussed in Note 2.1, these consolidated financial statements have been restated to retroactively present the Subject Companies as discontinued operations. As such, the following segment information has also been restated to exclude the Subject Companies from the financial services segment and to present them as discontinued operations remaining forty-nine percent (49%) owned by Cencosud as indicated in the Framework Agreement further explained in note 2.1.

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

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the years ended December 31, 2015, 2014 and 2013 in thousands of Chilean pesos, is the following:

Regional information, by segment

Consolidated statement of profit and losses	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated	Discontinued
For the year ended December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Revenues from ordinary activities	8,045,566,155	248,025,700	1,469,245,715	1,051,641,710	165,819,835	11,038,595	10,991,337,710	60,759,616
Cost of sales	(6,014,367,110)	(33,983,830)	(962,485,095)	(749,412,484)	(49,275,553)	(3,701,713)	(7,813,225,785)	(20,400,024)

Gross Margin	2,031,199,045	214,041,870	506,760,620	302,229,226	116,544,282	7,336,882	3,178,111,925	40,359,592

Other revenues by function	8,467,569	198,510,652	288,273	1,235,475	32,713	1,985,977	210,520,659	436,450
Sales, general and administrative expenses	(1,722,350,594)	(40,442,523)	(398,609,716)	(280,692,906)	(65,294,285)	(168,095,805)	(2,675,485,829)	(17,371,214)
Financial expenses and income, net	-	-	-	-	14,223,102	(258,322,859)	(244,099,757)	(14,223,102)
Participation in profit or loss of equity method associates	132,852	8,291,299	-	-	5,642,941	-	14,067,092	-
Exchange differences	-	-	-	-	(2,760,915)	(113,981,922)	(116,742,837)	2,760,915
(Losses) from Indexation	-	-	-	-	38,046	(22,046,569)	(22,008,523)	(38,046)
Other gains (Losses), net	-	-	-	-	(61,376,274)	(63,078,447)	(124,454,721)	61,376,274
Income tax charge	-	-	-	-	2,683,876	(61,223,959)	(58,540,083)	(2,683,876)
Profit attributable to Non-controlling interests	-	-	-	-	-	-	-

Profit (loss)	317,448,872	380,401,298	108,439,177	22,771,795	80,350,479	(677,426,702)	231,984,919	70,616,993
Profit (loss) from continuing operations	317,448,872	380,401,298	108,439,177	22,771,795	9,733,486	(677,426,702)	161,367,926	-
Profit (loss) from discontinued operations attributable to owners of the Company	-	-	-	-	70,616,993	-	70,616,993	70,616,993
Profit (loss) of atribuible to non-controlling interest	-	-	-	-	-	(44,014)	(44,014)	-

Profit for the year attributable to shareholders, Total	317,448,872	380,401,298	108,439,177	22,771,795	80,350,479	(677,470,716)	231,940,905	70,616,993
Depreciation and amortization	131,947,935	7,971,325	26,834,291	32,985,941	2,689,343	16,061,477	218,490,312	(715,030)

Consolidated statement of profit and losses	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated	Discontinued
For the year ended December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Revenues from ordinary activities	8,159,236,907	214,849,681	1,225,616,059	991,442,445	117,678,894	2,205,260	10,711,029,246	201,825,995
Cost of sales	(6,216,769,021)	(28,028,570)	(800,341,557)	(741,279,355)	(39,046,459)	(1,966,924)	(7,827,431,886)	(55,799,003)

Gross Margin	1,942,467,886	186,821,111	425,274,502	250,163,090	78,632,435	238,336	2,883,597,360	146,026,992

Other revenues by function	9,212,081	100,845,534	725,300	1,730,198	(6)	1,924,609	114,437,716	190,554
Sales, general and administrative expenses	(1,662,113,333)	(34,477,086)	(327,214,081)	(258,903,578)	(42,531,877)	(157,537,003)	(2,482,776,958)	(69,130,204)
Financial expenses and income, net	-	-	-	-	-	(215,455,607)	(215,455,607)	(38,692,934)
Participation in profit or loss of equity method associates	36,241	6,171,965	-	-	-		6,208,206	-
Exchange differences	-	-	-	-	-	(23,642,912)	(23,642,912)	(19,198,679)
(Losses) from Indexation	-	-	-	-	-	(39,575,950)	(39,575,950)	(4,969,932)
Other gains (Losses), net	-	-	-	2,434,854	-	32,189,627	34,624,481	35,340
Income tax charge	-	-	-	-	-	(125,931,659)	(125,931,659)	(1,599,496)

Profit (loss)	289,602,875	259,361,524	98,785,721	(4,575,436)	36,100,552	(527,790,559)	151,484,677	12,661,641
Profit (loss) from continuing operations	289,602,875	259,361,524	98,785,721	(4,575,436)	36,100,552	(527,790,559)	151,484,677	-
Profit (loss) from discontinued operations attributable to owners of the Company	-	-	-	-	12,661,641	-	12,661,641	12,661,641
Profit (loss) of atribuible to non-controlling interest	-	-	-	-	-	748,354	748,354	-

Profit for the year attributable to shareholders, Total	289,602,875	259,361,524	98,785,721	(4,575,436)	48,762,193	(527,042,205)	164,894,672	12,661,641
Depreciation and amortization	134,505,152	5,487,636	20,362,503	26,429,194	1,942,336	11,316,220	200,043,041	(2,299,772)

Consolidated statement of profit and losses	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated	Discontinued
For the year ended December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Revenues from ordinary activities	7,682,993,707	205,331,757	1,176,889,876	970,359,682	81,651,184	16,932,004	10,134,158,210	206,881,617
Cost of sales	(5,782,590,090)	(23,340,760)	(787,402,395)	(701,529,624)	(25,937,848)	(3,450,895)	(7,324,251,612)	(59,816,671)

Gross Margin	1,900,403,617	181,990,997	389,487,481	268,830,058	55,713,336	13,481,109	2,809,906,598	147,064,946

Other revenues by function	13,066,677	94,247,902	238,535	225,651	-	512,480	108,291,245	422,737
Sales, general and administrative expenses	(1,608,981,816)	(38,776,668)	(309,684,052)	(245,331,298)	(15,666,959)	(139,140,716)	(2,357,581,509)	(90,339,754)
Financial expenses and income, net	-	-	-	-	-	(190,592,737)	(190,592,737)	(34,973,385)
Participation in profit or loss of equity method associates	165,512	10,123,927	-	-	-	-	10,289,439
Exchange differences	-	-	-	-	-	(22,786,635)	(22,786,635)	(9,669,536)
(Losses) from Indexation	-	-	-	-	-	(18,885,129)	(18,885,129)	(2,074,458)
Other gains (Losses), net	-	-	-	1,029,785	-	(4,195,038)	(3,165,253)	16,000
Income tax charge	-	-	-	-	-	(94,068,463)	(94,068,463)	(2,089,310)
Profit (loss)	304,653,990	247,586,158	80,041,964	24,754,196	40,046,377	(455,675,129)	241,407,556	8,357,240
Profit (loss) from continuing operations	304,653,990	247,586,158	80,041,964	24,754,196	40,046,377	(455,675,129)	241,407,556
Profit (loss) from discontinued operations attributable to owners of the Company			-	-	-	-		8,357,240
Profit (loss) of atribuible to non-controlling interest	-	-	-	-	-	165,553	165,553	-
Profit for the year attributable to shareholders, Total	304,653,990	247,586,158	80,041,964	24,754,196	40,046,377	(455,509,576)	241,573,109	8,357,240
Depreciation and amortization	130,205,423	3,949,574	19,481,127	24,609,973	1,776,078	6,553,841	186,576,016	2,461,658

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

28.3	Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the year ended December 31, 2015	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discomtinued operation finacial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	2,504,713,626	134,018,301	494,849,395	992,691,705	3,074,321	6,534,280	4,135,881,628	(60,759,616)
Cost of sales	(1,875,988,752)	(8,140,179)	(352,579,420)	(701,962,095)	466,379	(213,642)	(2,938,417,709)	20,400,024

Gross margin	628,724,874	125,878,122	142,269,975	290,729,610	3,540,700	6,320,638	1,197,463,919	(40,359,592)

Argentina
Ordinary income, total	2,154,753,159	86,133,535	910,919,861	-	103,033,874	6,036,371	3,260,876,800	-
Cost of sales	(1,475,306,215)	(22,581,382)	(561,595,409)	-	(28,560,852)	(3,154,118)	(2,091,197,976)	-

Gross margin	679,446,944	63,552,153	349,324,452	-	74,473,022	2,882,253	1,169,678,824	-

Brazil
Ordinary income, total	1,677,542,981	-	-	-	5,056,751	-	1,682,599,732	-
Cost of sales	(1,316,967,292)	-	-	-	-	-	(1,316,967,292)	-

Gross margin	360,575,689	-	-	-	5,056,751	-	365,632,440	-

Peru
Ordinary income, total	867,510,854	18,866,958	-	58,950,005	49,001,302	892,452	995,221,571	-
Cost of sales	(673,489,862)	(2,961,767)	-	(47,450,389)	(21,181,144)	(707,482)	(745,790,644)	-

Gross margin	194,020,992	15,905,191	-	11,499,616	27,820,158	184,970	249,430,927	-

Colombia
Ordinary income, total	841,045,535	9,006,906	63,476,459	-	5,653,587	(2,424,508)	916,757,979	-
Cost of sales	(672,614,989)	(300,502)	(48,310,266)	-	64	373,529	(720,852,164)	-

Gross margin	168,430,546	8,706,404	15,166,193	-	5,653,651	(2,050,979)	195,905,815	-

Total
Ordinary income, total	8,045,566,155	248,025,700	1,469,245,715	1,051,641,710	165,819,835	11,038,595	10,991,337,710	(60,759,616)
Cost of sales	(6,014,367,110)	(33,983,830)	(962,485,095)	(749,412,484)	(49,275,553)	(3,701,713)	(7,813,225,785)	20,400,024

Gross margin	2,031,199,045	214,041,870	506,760,620	302,229,226	116,544,282	7,336,882	3,178,111,925	(40,359,592)

For the year ended December 31, 2014	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discomtinued operation finacial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	2,354,805,121	120,733,606	465,520,212	952,203,421	329,538	(1,030,905)	3,892,560,993	201,825,995
Cost of sales	(1,766,081,982)	(7,302,377)	(329,587,879)	(707,454,394)	(260,542)	(515,869)	(2,811,203,043)	(55,799,003)

Gross margin	588,723,139	113,431,229	135,932,333	244,749,027	68,996	(1,546,774)	1,081,357,950	146,026,992

Argentina
Ordinary income, total	1,813,585,714	66,588,613	692,925,000	-	67,795,886	2,923,969	2,643,819,182	-
Cost of sales	(1,257,008,623)	(18,675,802)	(420,660,060)	-	(16,245,766)	(2,001,225)	(1,714,591,476)	-

Gross margin	556,577,091	47,912,811	272,264,940	-	51,550,120	922,744	929,227,706	-

Brazil
Ordinary income, total	2,154,312,700	-	-	-	3,842,801	-	2,158,155,501	-
Cost of sales	(1,733,475,746)	-	-	-	-	-	(1,733,475,746)	-

Gross margin	420,836,954	-	-	-	3,842,801	-	424,679,755	-

Peru
Ordinary income, total	836,676,581	17,438,146	-	39,239,024	42,814,446	835,932	937,004,129	-
Cost of sales	(653,144,482)	(1,678,214)	-	(33,824,961)	(22,540,153)	693,161	(710,494,649)	-

Gross margin	183,532,099	15,759,932	-	5,414,063	20,274,293	1,529,093	226,509,480	-

Colombia
Ordinary income, total	999,856,791	10,089,316	67,170,848	-	8,095,057	(5,722,571)	1,079,489,441	-
Cost of sales	(807,058,188)	(372,177)	(50,093,618)	-	-	(142,989)	(857,666,972)	-

Gross margin	192,798,603	9,717,139	17,077,230	-	8,095,057	(5,865,560)	221,822,469	-

Total
Ordinary income, total	8,159,236,907	214,849,681	1,225,616,060	991,442,445	122,877,729	2,205,260	10,711,029,246	201,825,995
Cost of sales	(6,204,110,370	(28,028,570)	(800,341,557)	(741,279,355)	(39,046,459)	(3,368,092)	(7,827,431,886)	(55,799,003)

Gross margin	1,955,126,537	186,821,111	425,274,503	250,163,090	83,831,270	(6,308,161)	2,883,597,360	146,026,992

For the year ended December 31, 2013	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discomtinued operation finacial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	2,227,303,379	112,838,221	448,703,025	955,776,720	0	(1,199,580)	3,743,421,765	206,881,617
Cost of sales	(1,667,850,383)	(6,819,735)	(319,188,084)	(689,359,574)	0	(568,775)	(2,683,786,551)	(59,816,671)

Gross margin	559,452,996	106,018,486	129,514,941	266,417,146	0	(1,768,355)	1,059,635,214	147,064,946

Argentina
Ordinary income, total	1,786,933,136	69,296,509	682,009,977	-	44,739,642	18,871,615	2,601,850,879	-
Cost of sales	(1,245,360,758)	(13,833,170)	(434,482,148)	-	(11,406,064)	(2,742,129)	(1,707,824,269)	-

Gross margin	541,572,378	55,463,339	247,527,829	-	33,333,578	16,129,486	894,026,610	-

Brazil
Ordinary income, total	2,003,897,962	—	—	—	3,983,225	—	2,007,881,187	—
Cost of sales	(1,550,663,330)	—	—	—	—	—	(1,550,663,330)	—

Gross margin	453,234,632				3,983,225	—	457,217,857

Peru
Ordinary income, total	745,469,519	14,555,001	-	14,582,962	25,347,365	189,260	800,144,107
Cost of sales	(577,962,622)	(2,337,166)	-	(12,170,050)	(14,531,784)	(139,991)	(607,141,613)

Gross margin	167,506,897	12,217,835	-	2,412,912	10,815,581	49,269	205,522,180

Colombia
Ordinary income, total	919,389,711	8,642,026	46,176,874	—	7,580,951	(929,290)	980,860,272
Cost of sales	(740,752,997)	(350,689)	(33,732,163)	—	—	—	(774,835,849)

Gross margin	178,636,714	8,291,337	12,444,711		7,580,951	(929,290)	206,024,423

Total
Ordinary income, total	7,682,993,709	205,331,757	1,176,889,876	970,359,682	81,651,184	16,932,003	10,134,158,210	206,881,617
Cost of sales	(5,782,590,090)	(23,340,760)	(787,402,395)	(701,529,624)	(25,937,848)	(3,450,895)	(7,,324,251,612)	(59,816,671)

Gross margin	1,900,403,619	181,990,997	389,487,481	268,830,058	55,713,336	13,481,108	2,809,906,598	147,064,946

28.4	Regional information by segment: Total assets

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	189,911,013	10,655,476	10,099,524	27,667,723	2,260,803	27,680,587	268,275,126
Other financial assets, current	-	-	-	-	-	254,850,725	254,850,725
Other non-financial assets, current	7,383,625	1,727,010	2,162,422	1,105,427	137,474	1,926,072	14,442,030
Trade receivables and other receivables	297,479,644	46,051,513	64,122,155	41,321,666	361,279,198	9,585,207	819,839,383
Receivables due from related entities, current	-	-	-	-	-	14,851,194	14,851,194
Inventory	663,154,474	-	217,175,404	187,979,455	-	-	1,068,309,333
Current tax assets	4,040,401	2,203,113	2,864,949	9,445,277	1,173,773	41,469,536	61,197,049
Assets held for sale, current	-	-	-	-	-	-	-

Total current assets	1,161,969,157	60,637,112	296,424,454	267,519,548	364,851,248	350,363,321	2,501,764,840

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	421,532,586	421,532,586
Other non-financial assets, non-current	-	-	-	-	-	31,907,769	31,907,769
Trade receivables and other receivables, non-current	16,450,570	7,218	79,248	-	14,268,191	191,625	30,996,852
Equity method investments	907,728	55,575,262	-	-	195,044,515	-	251,527,505
Intangible assets other than goodwill	200,638,822	163,082	10,290,743	156,587,317	4,022,963	30,046,490	401,749,417
Goodwill	1,166,022,412	31,499,291	3,705,397	138,159,463	52,305,509	-	1,391,692,072
Property, plant and equipment	1,706,820,173	389,750,103	317,911,465	263,934,396	3,315,863	29,758,630	2,711,490,630
Investment property	-	1,807,095,204	-	-	-	-	1,807,095,204
Income tax assets, non-current	-	-	-	-	-	8,854,347	8,854,347
Deferred income tax assets	-	-	-	-	-	552,114,088	552,114,088

Total non-current assets	3,090,839,705	2,284,090,160	331,986,853	558,681,176	268,957,041	1,074,405,535	7,608,960,470

Total Assets	4,252,808,862	2,344,727,272	628,411,307	826,200,724	633,808,289	1,424,768,856	10,110,725,310

	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current Assets
Cash and cash equivalent	152,859,721	6,462,947	11,252,555	26,745,107	16,820,985	4,730,478	218,871,793
Other financial assets, current	-	-	-	-	-	47,778,995	47,778,995
Other non-financial assets, current	4,081,250	1,174,486	2,264,731	828,702	183,117	2,114,206	10,646,492
Trade receivables and other receivables, current	322,351,096	33,472,707	60,528,075	43,259,975	311,292,653	10,672,248	781,576,754
Trade receivables due from related parties, current	-	1,371,016	-	-	-	-	1,371,016
Inventory, current	700,587,712	-	238,454,570	155,567,301	-	-	1,094,609,583
Income tax receivable, current	1,500,907	1,458,328	755,879	6,884,749	2,357,468	41,239,086	54,196,417
Assets held for the sales					793,416,576		793,416,576

Total current assets	1,181,380,686	43,939,484	313,255,810	233,285,834	1,124,070,799	106,535,013	3,002,467,626

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	302,479,598	302,479,598
Other non-financial assets, non-current	-	-	-	-	-	33,873,417	33,873,417
Trade receivables and other receivables, non-current	20,154,938	-	-	-	13,202,701	1,419,716	34,777,355
Equity method investments	752,427	51,495,487	-	-	-	-	52,247,914
Intangible assets other than goodwill	202,601,955	119,575	6,246,077	168,670,499	3,607,455	19,296,619	400,542,180
Goodwill	1,444,501,573	35,813,194	4,436,254	138,159,463	59,438,079	-	1,682,348,563
Property, plant and equipment	2,048,467,430	356,180,482	309,921,733	261,250,882	3,600,107	30,307,822	3,009,728,456
Investment property	-	1,663,592,396	-	-	-	-	1,663,592,396
In come tax assets, non-current	-	-	-	-	-	43,047,543	43,047,543
Deferred income tax assets	-	-	-		-	491,398,181	491,398,181

Total non-current assets	3,716,478,323	2,107,201,134	320,604,064	568,080,844	79,848,342	921,822,896	7,714,035,603

Total Assets	4,897,859,009	2,151,140,618	633,859,874	801,366,678	1,203,919,141	1,028,357,909	10,716,503,229
28.5	Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at December 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,244,291,150	38,229,357	251,243,590	260,408,188	37,795,722	24,556,788	1,856,524,795

Regional information by segment Current assets and liabilities at December 31, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,338,355,251	48,485,417	249,240,761	223,566,217	85,351,453	38,087,010	1,983,086,109

28.6	Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,848,797,914	1,242,359,909	1,165,419,318	1,277,031,996	1,577,116,173	10,110,725,310
Total liabilities	4,182,284,401	693,797,284	472,091,927	397,106,480	394,633,400	6,139,913,492
Net investment……………	855,443,631	690,663,761	690,694,802	717,680,431	1,016,329,193	3,970,811,818
Percentage of equity	16.8	13.8	17.5	22.2	29.8	100.00
At December 31, 2014
Total assets	4,950,428,641	1,335,607,168	1,554,510,379	1,180,226,630	1,695,730,411	10,716,503,229
Total liabilities	3,891,354,582	756,061,392	774,639,936	459,527,050	543,434,458	6,425,017,418
Net investment……………	1,059,074,059	579,545,776	779,870,443	720,699,580	1,152,295,953	4,291,485,811
Percentage of equity	24.7	13.5	18.2	16.8	26.9	100.00

28.7	Regional information, including intersegments is as follows:

	For the year ended December 31, 2015
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	8,045,566,155	-	8,045,566,155
Shopping	394,197,230	146,171,530	248,025,700
Home Improvement	1,471,430,410	2,184,695	1,469,245,715
Department stores	1,051,641,710	-	1,051,641,710
Financial Services	165,819,835	-	165,819,835
Others	11,038,595	-	11,038,595

TOTAL	11,139,693,935	148,356,225	10,991,337,710

	For the year ended December 31, 2014
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	8,159,236,907	-	8,159,236,907
Shopping	354,270,879	139,421,198	214,849,681
Home Improvement	1,232,202,692	6,586,633	1,225,616,059
Department stores	991,442,445	-	991,442,445
Financial Services	319,504,889	-	319,504,889
Financial Services (discontinued operations)……….	(201,825,995)	-	(201,825,995)
Others	2,205,260	-	2,205,260

TOTAL	10,857,037,077	146,007,831	10,711,029,246

	For the year ended December 31, 2013
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	7,682,064,417	—	7,682,064,417
Shopping	321,500,128	116,168,371	205,331,757
Home Improvement	1,187,795,422	10,905,546	1,176,889,876
Department stores	970,359,682	—	970,359,682
Financial Services	288,532,801	—	288,532,801
Financial Services (discontinued operations)……….	(206,881,617)		(206,881,617)
Others	17,861,294	—	17,861,294

TOTAL	10,261,232,127	127,073,917	10,134,158,210

28.8	Non-current assets by country

At December 31, 2015	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,390,011	4,464,185	-	2,047,413	6,160	31,907,769
Trade receivables and other receivables	9,657,812	5,026,352	16,312,688	-	-	30,996,852
Equity Method investments	250,619,777	-	-	907,728	-	251,527,505
Intangible assets other than goodwill	211,149,130	14,676,994	55,464,964	111,421,733	9,036,596	401,749,417
Goodwill	246,378,878	2,593,925	343,976,582	275,687,596	523,055,091	1,391,692,072
Property Plant and Equipment	1,165,259,184	261,376,733	315,071,707	372,374,780	597,408,226	2,711,490,630
Investment Property	1,367,201,015	216,225,818	-	196,505,533	27,162,838	1,807,095,204
Income tax assets, non-current	7,997,053	857,294	-	-	-	8,854,347

Non -current assets—Total	3,283,652,860	505,221,301	730,825,941	958,944,783	1,156,668,911	6,635,313,796

At December 31, 2014	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,929,866	6,211,511	-	1,725,040	7,000	33,873,417
Trade receivables and other receivables	11,092,704	3,760,685	19,923,966	-	-	34,777,355
Equity Method investments	51,495,487	-	-	752,427	-	52,247,914
Intangible assets other than goodwill	191,711,948	14,880,200	75,035,961	107,805,013	11,109,058	400,542,180
Goodwill	246,378,878	3,359,143	569,584,936	268,644,820	594,380,786	1,682,348,563
Property Plant and Equipment	1,190,341,063	336,413,924	404,896,191	369,333,777	708,743,501	3,009,728,456
Investment Property	1,268,128,765	205,318,919	-	160,257,212	29,887,500	1,663,592,396
Income tax assets, non-current	42,190,641	856,902	-	-	-	43,047,543

Non-current assets—Total	3,027,269,352	570,801,284	1,069,441,054	908,518,289	1,344,127,845	6,920,157,824

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

28.9	Consolidated Cash Flow by segment:

Regional information by segment Consolidated Segment Flows at December 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued Operation Financial Services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	502,054,722	124,581,483	(53,140,235)	71,084,189	107,421,510	(115,850,565)	636,151,104	(107,449,303)
Net cash flows from (used in) investing activities	(130,868,251)	3,383,197	(49,860,744)	(22,433,306)	352,286,254	(121,460,716)	31,046,434	(750,271)
Net cash flows from (used in) financing activities	(308,854,354)	(123,873,698)	86,744,254	(61,827,940)	(474,267,946)	243,470,630	(638,609,054)	35,258,696

Regional information by segment Consolidated Segment Flows at December 31, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued Operation Financial Services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	352,955,364	124,889,629	(7,609,958)	31,120,679	46,386,466	(158,258,909)	389,483,271	14,583,058
Net cash flows from (used in) investing activities	(154,641,311)	(33,155,410)	(22,292,309)	(15,108,427)	1,743,516	(9,942,326)	(233,396,267)	1,996,104
Net cash flows from (used in) financing activities	(177,846,105)	(89,306,076)	33,326,282	(2,623,869)	(47,718,370)	171,789,652	(112,378,486)	(80,580,490)

Regional information by segment Consolidated Segment Flows at December 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued Operation Financial Services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	297,980,105	116,800,693	(11,153,014)	23,490,373	61,466,198	(123,802,312)	364,782,043	62,716,526
Net cash flows from (used in) investing activities	(250,966,957)	(56,305,223)	(27,988,274)	(14,195,064)	(11,226,681)	40,174,729	(320,507,470)	(11,140,591)
Net cash flows from (used in) financing activities	(78,033,044)	(63,007,924)	34,736,268	(24,550,736)	(59,941,493)	83,767,553	(107,029,376)	8,888,132

28.10	Additions to non-current assets:

As of December 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	71,673,841	20,199,831	16,678,579	19,406,886	793,948	1,704,152	130,457,237
Intangible asset, other that goodwill	15,347,604	81,582	3,705,156	5,490,784	455,074	10,284,698	35,364,898
Investment properties	-	6,404,431	-	-	-	-	6,404,431
Total additions	87,021,445	26,685,844	20,383,735	24,897,670	1,249,022	11,988,850	172,226,566

As of December 31, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	112,859,466	18,802,562	12,941,331	22,010,115	660,035	16,420,023	183,693,532
Intangible asset, other that goodwill	13,062,984	36,232	664,554	371,636	1,370,169	4,203,510	19,709,085
Investment properties	-	25,060,310	-	-	-	-	25.060,310
Total additions	125,922,450	43,899,104,	13,605,885	22,381,751	2,030,204	20,623,533	228,462,927

28.11	Financial information of Bank Paris:

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2015 and December 31, 2014.

	As of December 31,
Assets	2015	2014
	ThCh$	ThCh$

Current assets
Cash and cash equivalents	2,112,443	16,005,243
Other financial assets, current	71,414,725	9,990,759
Trade receivables and other receivables	2,329,044	106,543,456
Current tax assets	879,480	1,664,830

Total current assets	76,735,692	134,204,288

Non-current assets
Trade receivable and other receivables, non-current	11,658	11,658
Receivables from related entities	9,657,812	100,530,025
Equity method investment	286,971	396,861
Intangible assets other than goodwill	4,007,116	3,205,105
Property, plant and equipment	694,961	695,289
Deferred income tax assets	7,369,856	5,777,461

Total non-current assets	22,028,374	110,616,399

Total assets	98,764,066	244,820,687

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2015 and December 31, 2014.

	As of December 31,
Net equity and liabilities	2015	2014
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	39,573,017	134,403,164
Trade payables and other payables	2,214,908	8,659,514
Current income tax liabilities	120,617	2,040,819
Current provision for employee benefits	122,004	402,241

Total current liabilities	42,030,546	145,505,738

Non-current liabilities
Other financial liabilities,	8,235,347	49,183,735
Trade accounts payables	1,845,689	3,759,019
Deferred income tax liabilities	1,136,117	1,408,928

Total non-current liabilities	11,217,153	54,351,682

Total liabilities	53,247,699	199,857,420

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	762,673	3,543,402
Other reserves	5,174,273	1,840,444

Net equity attributable to controlling shareholders	45,516,367	44,963,267
Non-controlling interest	-	-

Total net equity	45,516,367	44,963,267

Total net equity and liabilities	98,764,066	244,820,687

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at December 31, 2015 and December 31, 2014.

	For the year ended December 31,
Statement of profit and loss	2015	2014
	ThCh$	ThCh$
Revenues from ordinary activities	18,993,396	52,029,906
Cost of Sales	(2,992,728)	(9,416,113)

Gross Margin	16,000,668	42,613,793
Administrative expenses	(15,617,828)	(26,635,118)
Financial income	1,109,436	314,722
Financial expenses	(5,962,765)	(12,431,877)
Other gains (losses)	3,519,964	(1,686)
Exchange differences	120,571	10,260

Profit before tax	(829,954)	3,870,094
Income tax charge	1,592,627	(326,692)

Profit from ongoing operations	762,673	3,543,402

Net profit	762,673	3,543,402

29           Restrictions, contingencies, legal proceedings and other matters

29.1	Civil legal proceedings

•
The subsidiaries Cencosud Retail S.A. and Easy S.A in Chile are involved in lawsuits and litigation that are pending as of December 31, 2015. The amounts of these claims are covered by a civil liability insurance policy.

•
On May 22, 2015 the municipality constructions authority of Vitacura ordered the stagnation of the project developed by Cencosud Shopping Centers S.A., on the piece of land located at the 8950 of Kennedy Avenue in Santiago. This Municipality based its decision on the fact that the construction does not have the required permission. The Company filed an appeal on June 19, 2051 to the metropolitan administrative authority (Secretaria Regional Ministerial – “SEREMI”), who issued a ruling accepting the Company`s pretentions and ordering the Municipality to adjust its decision. On November 25, 2015, “SEREMI” issued an extended ruling, which reverted its previous position base on the Public Ministry’s opinion.

On December 23, 2015 Cencosud filed an appeal to the Supreme Court alleging to obtain the “SEREMI’s”decision issued on November 25, 2015. The Court has sustained the allegation is waiting to a definitive decision. The Company will keep following the legal channels to obtain a positive outcome. It is estimated that the chances of obtaining a favorable outcome to the position of the Company are reasonably higher than obtaining an unfavorable outcome.

•
An indirectly controlled subsidiary of Cencosud S,A. in Colombia is involved in litigations regarding extra contractual civil responsibility. The amounts of these claims are covered by a civil liability insurance policy.

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

•
Cencosud Retail Peru S.A, an indirectly controlled subsidiary of Cencosud S,A. has several outstanding cases at the close of the financial statements for liability claims causes. Total amounts claimed raise to MUSD 439. Our legal advisors consider that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.

29.2	Taxation legal proceedings

As of December 31, 2015 Group`s Companies maintain several taxation controversies, which the most relevant are shown as follows:

Country	Society	Grounds	Amount (1)	Stage of the process	Expected outcome (2)
			ThCh$

Chile	Cencosud S.A.	Shares transference cost	9,346,562	Trial	Positive
	Cencosud Internacional Limitada	Shares transference cost	28,889,219	Trial	Positive
	Cencosud Retail S.A.	Offsetting losses	1,915,547	Appeal	Positive
	Paris Administradora Sur Limitada	Offsetting losses	60,700	Trial	Positive
	Paris Administradora Centro Limitada	Deductible expenses, offsetting losses	780,982	Trial	Positive
	Inmobiliaria Bilbao Limitada	Offsetting losses	131,424	Trial	Positive
	Eurofashion Limitada	Assets transference, deductible expenses	370,290	Trial	Positive
	Paris Administradora Limitada	Deductible expenses, offsetting losses	375,686	Trial	Positive

(1) Amount refers to tax payable or tax rebate. Amounts may vary. Fines, interest, translations and adjustments shall be also updated up to payment date, if necessary
(2) Potential outcomes are provided for the legal advisors who carry the processes

The contingencies and legal proceedings disclosed above are deemed to be of a positive outcome.

30	Leases

The Company leases installations, land, equipment and other assets under operating lease agreements.
The agreements have diverse durations and expiration periods, renewal rights and indexation clauses, which are mainly related to the inflation rate in the countries where the contracts are held.

30.1	Operating leases.

The Minimum Future Payments of leases, as a Lessee as of December 31, 2015 and 2014 are detailed below:

	2015	2014
	ThCh$	ThCh$
Up to one year	152,387,014	154,892,848
Between two and up to five years	547,600,574	574,808,033
Over five years	1,329,170,572	1,439,759,315

Total	2,029,158,160	2,169,460,196

Lease payments and subleases recognized in the statement of profit and loss:
	As of December 31,
	2015	2014
	ThCh$	ThCh$
Minimum payments from operational leases	157,521,162	158,296,623
Contingent leases from operational leases	29,220,999	30,029,268

Total	186,742,161	188,325,891

The Minimum Future payments of leases, as a Lessor as of December 31, 2015 and 2014 are detailed below:

	As of December 31,
	2015	2014
	ThCh$	ThCh$
Up to one year	114,179,348	151,493,592
Between two and five years	367,590,156	320,728,865
Over five years	133,433,795	103,388,470

Total	615,203,299	575,610,927

The contingent income recognized during 2015 in the statement of profit and loss amounts to ThCh$ 41.425.190 (ThCh$ 28,208,503 as of December 31, 2014).

The Company has no individually significant operating leases, nor are there restrictions on the distribution of dividends or on incurring other leasing contracts or debt. All the contracts are at market values.

30.2	Financial leases

In Other property, plant and equipment are assets acquired under finance leases.

	Balance as of,
	31/12/2015	31/12/2014
Property, plant and equipment, net	ThCh$	ThCh$
Land	11,651,800	8,044,818
Buildings	13,461,711	13,349,228
Machinery	-	1,564,895
Equipment	143,655	48,973
Vehicles	-	102,481

Total	25,257,166	23,110,395

The values of the future payments under these leases are as follows:

	31/12/2015
Reconciliation of minimum lease payments	Present Value ThCh$	Interest ThCh$	Gross ThCh$
Less than one year	3,025,088	(231,355)	2,793,733
Between one and five years	10,480,886	3,145,714	13,626,600
More than five years	19,043,614	2,467,266	21,510,880

Total	32,549,588	5,381,625	37,931,213

	31/12/2014
Reconciliation of minimum lease payments	Present Value ThCh$	Interest ThCh$	Gross ThCh$
Less than one year	2,671,208	334	2,671,542
Between one and five years	10,272,891	2,143,859	12,416,750
More than five years	21,285,987	1,131,900	22,417,887

Total	34,230,086	3,276,093	37,506,179

31           Guarantees with third parties

The detail of the guarantees obtained is the following:

31.1	Guarantees received by project.

The amounts detailed below are related to off balance sheet guarantees received.

	As of December 31,
Grantor of the guarantee	2015	2014
	ThCh$	ThCh$
Inoxcentro Comercial S.A	-	10,173
Polex Chile SA	-	4,489
Ascensores Schindler Chile S.A.	1,400,974	-
Constructora Inarco S.A.	632,517	-
Desarrollo Constructivo Axis S.A.	22,500	-

Total guarantees obtained for work completion	2,055,991	14,662

Guarantees received for store leases	10,418,684	8,252,727

Total guarantees related to work in progress	12,474,675	8,267,389

31.2	Direct guarantees

	Debtor			Committed Assets
Guarantee creditor	Name	Relation	Guarantee type	Type	Book value 2015	Book value 2014
					ThCh$	ThCh$
Other	Cencosud S.A Argentina	Subsidiary	Mortgage	Property, plant and equipment	3,630,138	4,154,567

Total property, plant and equipment					3,630,138	4,154,567

31.3 Debt Balance from Direct Guarantees

	Debtor
Guarantee creditor	Name	Relation	Guarantee type	Book value 2015	Book value 2014
				ThCh$	ThCh$
Other	Cencosud S.A Argentina	Subsidiary	Mortgage	3,630,138	4,154,567

Total property, plant and equipment				3,630,138	4,154,567

32	Personnel distribution

The distribution of personnel of the Company is the following:

	As of December 31, 2015
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	8	907	197	1,112	1,147
Subsidiaries in Chile—Argentina Brazil—Peru—Colombia	361	17,015	121,986	139,362	142,666

Total	369	17,922	122,183	140,474	143,813

	As of December 31, 2014
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	12	924	216	1,152	1,186
Subsidiaries in Chile—Argentina Brazil—Peru—Colombia	337	18,090	133,655	152,082	148,769

Total	349	19,014	133,871	153,234	149,955

33	Stock options

As of December 31, 2015, the Company has a share-based compensation plan for executives of Cencosud S.A. and Affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives
Nature of the arrangement	2014 retention plan for executives	2015 retention plan for executives	2016 retention plan for executives
Date of grant	September 2013	September 2014	September 2015
Number of instruments granted	22,171,504 shares	10,057,500 shares	35,526,934 shares
Exercise price	Ch$ 2,600	Ch$ 1,646	Ch$ 1,000
Share price at granted date	Ch$ 2,071	Ch$ 1,785	Ch$ 1,336
Vesting	0.9; 1.9; 2.9; 3.9 years	1.2; 2.2; 3.1 and 3.4 years	0.5; 1.3; and 2.1 years
Condition
a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,
 b)From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,
b)From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,

 a)  As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,
b)From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,
In the case that the Executive does not subscribe the shares within each defined term of the subscription plan, it will be understood that he or she has waived the respective option, and accordingly, any right; power; promise; or offer in connection with this 2016 Plan has been extinguished for all legal purposes, leaving the company free from any liability for such effects.

Settlement	Cash	Cash	Cash
Data used in the options pricing model:
Weighted average price of shares used	Ch$ 2,071	Ch$ 1,785	Ch$ 1,336
Exercise price	Ch$ 2,600	Ch$ 1,646	Ch$ 1,000
Expected volatility	23,4%	27,0%	27,6%
Expected term at grant day (in years)	0.9; 1.9; 2.9; 3.9 years	1.2; 2.2; 3.1 and 3.4 years	0.5; 1.3 and 2.1 years
Risk free interest rate	5,0%	3.3%	4.0%
Expected dividends (dividends yield)	1%	0.9%	0.87%
Anticipated % of executives leaving the plan (at grant date)	10%	10%	10%
Fair value of the option at the grant date	Ch$ 157.49	Ch$ 404.37	Ch$ 397.03

As at September 28th, 2015 the Company launched the 2016 options plan. All the Executives have accepted this plan, and they have waived in respect to any previous existing plans as at September 28th, 2015, which have not been exercised by them, including those not exercised because the respective terms have been met. The change in the plan was given a treatment for following the guidance of IFRS 2 “Share based payments”.

	Numbers of shares
Stock options granted to key executives	2015	2014
1) Outstanding as of the beginning of the period	25,191,698	22,010,664
2) Granted during the period	35,526,934	10,152,500
3) Forfeited during the period	(18,596,806)	(1,762,368)
4) Exercised during the period	-	-
5) Expired at the end of the period	(6,444,842)	(5,209,098)
6) Outstanding at the end of the period	35,676,984	25,191,698
7) Vested and expected to vest at the end of the period	35,676,984	25,191,698
8) Eligible for exercise at the end of the period	412	675

Stock options—Impact in P&L	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Impact in the income statement	5,818,354	2,822,081	3,743,479

In relation to the 2016, 2015 and 2014 Retention Plans, the outstanding options as of December 31, 2015 had a weighted-average contractual life of 0.96 years, 0.73 years and 0.42 years respectively. As of December 31, 2014 those options had a weighted-average contractual life of 1.73 years (2015 plan), and 0.92 (2014 plan) as each one corresponds.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

34	Discontinued operations

The Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement on June 20, 2014 (the “Framework Agreement”) with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile (hereinafter, the “Business”). The Framework Agreement provides that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a current subsidiary of Cencosud that is in the business of issuing credit cards and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda., or other companies to be established by Cencosud for purposes of the Framework Agreement (together with CAT, hereinafter, the “Subject Companies”). As part of the agreement, Scotiabank Chile, upon regulatory approvals, shall acquire fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest.

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

According to the above, from September 30, 2014 NIIF 5 Guidelines – “non-current assets maintained for sale and discontinued operations”, was implemented in our financial reports, revealing all the Chilean Financial Retail operations separately since that date up to we proceed to the loss of control of retail finance companies. As such, the Company has presented the Subject Companies as discontinued operations in this consolidated financial statements as of December 31, 2015 and December 31, 2014, it has also restated the consolidated statements of profit and loss of December 31, 2014, and 2013, and of cash flows of December 31, 2014 and 2013 to retroactively present the Subject Companies as discontinued operations.

The term for the consummation of the transaction was estimated by the Company to be from 3 to 6 months from the date of entry into the Framework Agreement, with the maximum term to comply with the aforementioned conditions precedent being 12 months.

As of April 13, 2015 the Chilean Regulator, Superintendencia de Bancos e Instituciones Financieras, approved the joint venture transaction. On May 1st, 2015 the transaction was formally completed. The operation involves the management of the portfolio of credit cards and consumer loans and offer additional products and financial services.

The transaction valued at US $ 280 million (M$ 169,845,372) and includes a commitment from BNS to finance 100% of the loan portfolio of retail financial business. As of December 31, 2015 the Company has recognized a gain of M$ 61,372,533 within the consolidated statement of profit and loss by function, under the " Profit from discontinued operations " line. The generated profit includes M $ 30,144,477 corresponding to the benefit related to the measurement at fair value of non-controlling interest in subsidiaries held after the sale.

a)	The assets and liabilities sold at the sale date were as follows:

Assets	4/30/2015
ThCh$

Current assets
Cash and cash equivalents	2,763,976
Other financial assets, current	12,600,000
Other non-financial assets, current	907,848
Trade receivables and other receivables, current	306,786,221
Receivables due from related entities, current	23,800,709
Current tax assets	577,032

Total current assets	347,435,786

Non-current assets
Trade receivables and other receivables, non-current	34,902,150
Receivables due from related entities, non-current	14,056,669
Intangible assets other than Goodwill	2,252,430
Property, plant and equipment	1,959,049
Non-current tax assets	484,662
Deferred income tax assets	13,105,275

Total non-current assets	66,760,235

Total assets	414,196,021

Net equity and liabilities	4/30/2015
ThCh$

Current liabilities
Other financial liabilities, current	635,042
Trade payables and other payables, current	16,147,455
Payables to related entities, current	10,500,744
Other provisions, current	2,160,800
Current income tax liabilities	2,253,928
Current provision for employee benefits	1,699,954

Total current liabilities	33,397,924

Non-current liabilities
Payables to related entities, non-current	315,220,271
Deferred income tax liabilities	521,603

Total non-current liabilities	315,741,874

Total liabilities	349,139,798

Total net assets	65,056,223

b)	Assets and liabilities of disposal group held for sale

As of December 31, 2015, and 2014 assets and liabilities held for disposal were as follows:

Assets	12/31/2015	12/31/2014
	ThCh$	ThCh$

Current assets
Cash and cash equivalents	-	755,493
Other financial assets, current	-	3,427,594
Other non-financial assets, current	-	88,360
Trade receivables and other receivables	-	445,652,518
Current tax assets	-	356,247

Total current assets	-	450,280,212

Non-current assets
Other non-financial assets, non-current	-	-
Trade receivable and other receivables, non-current	-	120,815,446
Intangible assets other than Goodwill	-	207,571,741
Property Plan and Equipment	-	1,816,591
Non-Current tax assets	-	484,662
Deferred income tax assets	-	12,447,924

Total non-current assets	-	343,136,364

Total assets	-	793,416,576

Net equity and liabilities	12/31/2015	12/31/2014
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	-	134,403,119
Trade payables and other payables	-	28,054,214
Other provisions, current	-	2,139,131
Current income tax liabilities	-	357,563
Current provision for employee benefits	-	2,232,715

Total current liabilities	-	167,186,742

Non-current liabilities
Other non-financial liabilities,	-	49,183,735
Accounts payables due to related parties	-	-
Deferred income tax liabilities	-	420,955

Total non-current liabilities	-	49,604,690

Total liabilities	-	216,791,432

c)	Results of discontinued operation

The following tables present the results for the discontinued operations

For the year ended:	31/12/2015	31/12/2014	31/12/2013
In thousands of Chilean pesos	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	60,759,616	201,825,995	206,881,617
Cost of sales	(20,400,024)	(55,799,003)	(59,816,671)

Gross Profit	40,359,592	146,026,992	147,064,946

Other revenues by function	436,450	190,554	422,737
Sales, general and administrative expenses	(17,371,214)	(55,459,874)	(60,173,810)
Other expenses by function	-	(13,670,330)	(30,165,944)
Other gain (losses),net	61,376,274	35,340	16,000

Results from operating activities	84,801,102	77,122,682	57,163,929

Finance income	131,448	259,620	(144,562)
Finance expenses	(14,354,550)	(38,952,554)	(34,828,823)
Exchange differences	2,760,915	(19,198,679)	(9,669,536)
(Losses) from indexation	(38,046)	(4,969,932)	(2,074,458)

Results from operating activities before income tax	73,300,869	14,261,137	10,446,550
Income Tax	(2,683,876)	(1,599,496)	(2,089,310)

Profit from discontinued operations net of tax	70,616,993	12,661,641	8,357,240

Depreciation and amortization	715,030	2,299,772	2,461,658

Earnings per share from discontinued operations, basic..................	25.0	4.5	3.0
Earnings per share from discontinued operations, diluted................	24.7	4.5	3.0
d)	Cash flows from (used in) discontinued operations

For the year ended	31/12/2015	31/12/2014	31/12/2013
	ThCh$	ThCh$	ThCh$
Net cash from (used in) operating activities	(107,449,303)	14,583,058	62,716,526
Net cash from (used in) investing activities	169,095,101	1,996,104	(11,140,591)
Net cash from (used in) financing activities	35,258,696	(80,580,490)	8,888,132

35	Changes in accounting policies

From 2015 financial year, the Company has decided to change the accounting policy related to allocation in the statement of profit and loss of the impacts related to the measurement at fair value of financial instruments and derivative contracts, which together meet criteria for applying hedge accounting. Likewise, this change in accounting policy has been adopted for derivative instruments classified as speculative, in the case that these have not been designated as hedges.

35.1	Reasons of the change in the accounting policy

The decision of voluntary change in accounting policy has been adopted in order to reflect more reliable and consistent impact of financial transactions and financial derivative contracts. Previously, measurement effects at fair value related to the ineffective portion of designated hedges and economic hedges, over financial instruments and derivative contracts were recognized under the caption "other gains and losses", which was including components with a financial nature and origin. By the adopted change, these effects will be presented under the non-operating items of "exchange difference" and "interest expense" depending on the nature of the hedged item.

By applying this change, the effects are recognized separately and according to the hedged risk (exchange rates difference or interest expense), thus preventing these impacts are mixed with various other operational transactions that are presented in the caption "Other gains (losses)".

35.2	Nature of the change in the accounting policy

35.2.1                      Recognition in applying the current accounting policy for hedge accounting by type of risk, used to be applied as follows:

a)
Foreign Exchange Currency risk: Classified as cash flow hedge, the effective portions of the changes in the fair value of derivatives that have been designated and qualify as cash flows hedges are recorded initially in net equity through other comprehensive income. Subsequently, the related accumulated amounts in OCI are recycled from equity to the statement of income as the hedge item affects the profit and loss statement, both in the same line item “Exchange differences”. The gain or loss related to the ineffective portion is recorded immediately in the statement of profit and loss as “other gains (losses)”.

b)	Interest rate risk: The hedge is classified depending on the interest rate contract:

•
Derivative financial instrument contracts agreed under a fixed rate interest: Classified as cash flows hedges, the effective portions of the changes in the fair value of derivatives that have been designated and qualify as cash flows hedges are recorded initially in net equity through other comprehensive income. Subsequently, the related accumulated amounts in OCI are recycled from equity to the statement of profit and loss as the hedge item affects the profit and loss statement, both in the same line item “Finance Expenses”. The gain or loss related to the ineffective portion is recorded immediately in the statement of profit and loss as “other gains (losses)”.

•
Derivative financial instrument contracts agreed under a variable interest rate: Classified as fair value hedges, changes in the fair value are recorded in the statement of income, together with gains and losses on the hedging instrument. The gain or loss related to the effective portion of the hedging instrument and hedged item is recognized in the statement of gains and losses as “financial expenses.” The ineffective portion of hedging instrument is recognized within the income statement in the line item “Other gains (losses)”.

Additionally, gains and losses arising from financial derivative instruments that do not meet effectiveness criteria, non-hedging derivatives, are recognized in the line item “ Other gains (losses)”, considering the limited guidance provided by IAS 39 regarding the classification of the hedging effects in the statement of income.

35.2.2                      Voluntary change in accounting policy adopted since current financial year

Company’s Management has decided to reassess its accounting policy regarding the classification in the income statement of the gains and losses related to the ineffective portion of the hedges. Consequently, given the nature and purpose of the derivative financial instruments designated as hedges (economical and those complying with IAS 39 guidance), as well as the nature of hedged items and the activities for which such financial instruments were contracted, the Company has concluded that the ineffective portion of the effects of measurement at fair value such derivative financial instruments should be recognized in the same line item of the income statement that those accounting effects of the related hedge items. Furthermore, the Company believes that the new classification of gains and losses derived from the ineffective portion of hedging derivatives and non-hedging derivatives will improve the financial information for its users as these will not affect operating profit and will provide more relevant and reliable information. The voluntary change in this accounting policy will be applied retrospectively for the whole periods that need to be revealed comparatively.

Accordingly, changes in the fair value of derivatives financial instruments arising from the ineffective portion of hedging interest rate risk should be recognized in the line item "finance expense" in accordance with the new accounting policy, and those effects arising from the change in fair value related to the ineffective portion of hedging the exchange rate risk are recognized in the line item "exchange differences".

Consistently with the above mentioned, changes in the fair value of non-hedging derivative financial instruments should also be recognized by its nature (derivative financial instruments hedging the exchange rate risk in the line item "foreign exchange" and derivative financial instruments hedging the interest rate risk in the line item "finance expenses").

Except for the change in the accounting policy formerly mentioned, no other changes in accounting policies have been applied by the Company during 2015.

35.3	Impacts of the change in the accounting policy

In detail, the change in accounting policy for the years ended as of December 31, 2015, 2014, and 2013 is shown as follows:

Effects of the Change	For the year ended 12/31/2015			For the year ended 12/31/2014			For the year ended 12/31/2013
	Before change	Change effects	After change	Before change	Change effects	After change	Before change	Change effects	After change
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other gains (losses)	(135,008,167)	10,553,446	(124,454,721)	34,624,481	(41,139,461)	(6,514,980)	26,365,872	(29,531,125)	(3,165,253)

Operating profits	578,138,588	10,553,446	588,692,034	549,882,599	(41,139,461)	508,743,138	586,982,206	(29,531,125)	557,451,081
Finance expenses	(247,802,343)	(11,236,054)	(259,038,397)	(222,164,751)	41,907,248	(180,257,503)	(223,855,751)	27,263,839	(196,591,912)
Exchange differences	(117,425,445)	682,608	(116,742,837)	(23,642,912)	(767,787)	(24,410,699)	(25,053,921)	2,267,286	(22,786,635)

Profit before tax	219,908,009	-	219,908,009	277,416,336	-	277,416,336	335,476,019	-	335,476,019
Profit from continuing operations	161,367,926	-	161,367,926	151,484,677	-	151,484,677	241,407,556	-	241,407,556
Profit from discontinued operations	70,616,993	-	70,616,993	12,661,641	-	12,661,641	8,357,240	-	8,357,240
Profit	231,984,919	-	231,984,919	164,146,318	-	164,146,318	231,984,919	-	249,764,796

36	Environmental matters

As of December 31, 2015 and 2014, the Company has not made disbursements related to the protection of the environment, and there are no future commitments with regards to this matter.

37           Sanctions

At December 31, 2015 and December 31, 2014 the Superintendence of Securities and Insurance and other administrative authorities have not applied sanctions to the Company or its Directors

38	Subsequent events

•
During January 2016, the authority National Economic Prosecutor (Fiscalia Nacional Económica FNE) filed a claim to the Free Competition Court (Tribunal de Defensa de la Libre Competencia) against Cencosud, Walmart Chile and SMU supermarkets’ chains, for alleged collusion between the mentioned chains for a price-fixing scheme involving poultry products.

The Group answered the aforementioned request to the Court on March 22, 2016, and categorically rejected the allegations raised by the FNE in such claim. The company will keep defending itself in the process to prove its innocence.

To Cencosud collusion and anti-competitive practice is unacceptable and totally condemnable.

Potential fines in this case could be up to 30.000 UTA (approximately U.S. $23 million at the time of the suit filing).

•
On March 1st, 2016, Sociedad Comercial de Tiendas S.A., a subsidiary of Cencosud SA, has reached an agreement with Parque Arauco S.A. ("Parque Arauco") to sell the shares of Comercial de Tiendas S.A. owns in Inmobiliaria Mall Viña del Mar S.A. (“The Company"), corresponding to one third part of the shares issued by the Company for a total value of 4,275,000 adjustable units (“Unidad de Fomento” or “UF”).

“Parque Arauco”, Sociedad Comercial de Tiendas S.A., and Central Store S.A., successor of Comercial ECCSA S.A. ("Ripley") are the shareholders in equal parts of “The Company” shares. “The Company” poses the ownership of “Mall Marina Arauco” and “Boulevard Marina Arauco” shopping centers located in Viña del Mar - Chile, and Mall Curico, located on the city named equally, also on the Chilean territory.

Notwithstanding this agreement, as a result of an existing shareholders deal, “Ripley” may exercise partially or totally an option to purchase up to 50% of the shares held by Sociedad Comercial de Tiendas S.A., under the same terms agreed with “Parque Arauco”, by which “Parque Arauco” will acquire all shares of the “The Company” that are currently owned by Sociedad Comercial de Tiendas S.A. and may be not acquired by “Ripley” in the exercise of its preemption.

Thus, if the purchase by “Parque Arauco” were for all of the shares held by Sociedad Comercial de Tiendas S.A., the total price would be UF 4,275,000, payable in cash. If the purchase by “Parque Arauco” was by a smaller percentage, the price would decrease proportionally for “Parque Arauco”, and Ripley must acquire the shares of the Company which had exercised under its option, having to pay the equivalent value to Cencosud.

In any case Cencosud will sell its entire shareholding in “The Company” and thereby it will receive the amount of 4,275,000 UF.

•
The Board of Directors ordinary session held on April 1, 2016 agreed to propose to the Ordinary Shareholders Meeting, to be held on April 29, 2016, a final dividend of Ch$ 10 per share which will be sum up to the interim dividend of Ch$ 16 per share paid in December 2015, everything chargeable to 2015 net profits (Ch$ 73,903,950,172); and to distribute an eventual dividend of Ch$ 50 per share chargeable to the previous years retained earnings (Ch$ 142,122,981,100). This entire dividend would be paid from May 17, 2016.

Between the date of issuance of these consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.