Form 20-F/A
period 2015-12-31
Cencosud S.A.
filed 2016-07-07
CIK 1544856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20 -F/A
(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

EXPLANATORY NOTE

This Form 20-F/A (the “Amended Filing”) is being filed by Cencosud S.A. (the “Company” or “Cencosud”) to amend its Annual Report on Form 20-F for the year ended December 31, 2015 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2016, to set forth (i) certain Item 3 disclosures, to replace the corresponding disclosures in the Original Filing in their entirety, and (ii) Item 4 and Item 5 to replace Item 4 and Item 5 in their entirety, respectively, in the Original Filing.

The portions of Item 3 filed herein, as well as Item 4 and Item 5 of this Amended Filing, are filed to correct certain clerical errors relating to the disclosure of certain figures therein.  We have also included updated certifications required by the filing of the Amended Filing.

Other than the foregoing, no other changes have been made to the Original Filing, and all other items remain unchanged from the Original Filing. The Original Filing, as amended by the Amended Filing, speaks as of the original filing date of the Original Filing, and does not reflect events that may have occurred subsequent to the original filing date of the Original Filing.

Item 3. Key Information

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

We have a significant focus on perishable products. Sales of perishable products accounted for approximately 38.4%, 35.8% and 33.2% of our total sales in 2015, 2014 and 2013, respectively. As we source part of our fresh products from local producers, such changes in climate could impair or limit our ability to source such products, thus affecting our capacity to offer the full assortment of products that we normally carry. Any such disruption could have a material adverse effect on us.

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

Chile has experienced high levels of inflation in the past when compared to the country´s Central Bank inflationary target, including increases in the Chilean consumer price index of inflation of 4.4% during 2011, inflation of 1.6% in 2012, inflation of 3.0% in 2013, inflation of 4.9% in 2014 and inflation of 4.4% in 2015 according to the Central Bank of Chile.

The measures taken by the Chilean Central Bank to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and services and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts are denominated in Unidades de Fomento or are indexed to the Chilean consumer price index, and we may not be able to fully pass any such increases on to our customers, which could have a material adverse effect on us. Furthermore, at December 31, 2015, approximately 14.9% of our outstanding debt was UF-denominated. As a result, severe increases in inflation could affect the Chilean economy and could have a material adverse effect on us.

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

Historically, a significant portion of our indebtedness has been denominated in U.S. dollars, while a substantial part of our revenues and operating expenses has been denominated in Chilean pesos. In addition in February 2015 the company accessed the international debt markets through a dual-tranche bond issuance. This new issuance significantly increased Cencosud´s exposure to the U.S. dollar. If the Chilean peso’s value declines against the dollar, we will need more Chilean pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect us. As of December 31, 2015, after cross currency swaps and forward exchange agreements that fully hedge against the variation between the Chilean peso and the U.S. dollar, 31.7% of our net financial debt (bank borrowings and bonds) was denominated in U.S. dollars. The remainder of our interest-bearing debt is primarily UF- or Chilean peso-denominated and therefore not subject to exchange rate risk. Our hedging policy against foreign exchange fluctuations is disclosed in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.” We cannot assure you that our hedging policies will avoid future losses related to exchange rate variations.

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

Financial services. We established our financial services division in 2003 when we launched our “Jumbo Más” credit card to facilitate in-store purchases and, since then, have significantly increased our credit card operations in Chile, Argentina, Brazil, Colombia and Peru. We have grown both through our own private-label cards and joint ventures with third party bank issuers of credit cards, primarily to finance customers’ purchases in our stores. We also own Banco Paris, a specialty retail consumer bank in Chile, which provides mortgage loans. In August 2010, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. In 2011, we established Banco Cencosud in Peru and in June 2012 we received the operation license from the banking superintendence (Superintendencia de Bancos y Seguros), and started operations in August 2012 through our Cencosud credit card. In 2011, we entered into an agreement with a major Brazilian bank, Banco Bradesco, to offer financial services for all our stores in Brazil, namely the exclusive issuance and operation of the Cencosud Card credit card (Cartão Cencosud), as well as the offer, within Cencosud stores in Brazil, of consumer loans, purchase financing and insurance products. Prezunic is currently not a participant in the above-mentioned joint venture. On June 20, 2014, Cencosud, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement (the “Joint Venture Framework Agreement”) with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile). In 2Q15, the Company completed the transaction with the Bank of Nova Scotia (Scotiabank) to form a joint venture to manage the financial services business in Chile. As part of the agreement, Scotiabank Chile acquired a fifty-one percent (51%) controlling interest of each of the Subject Companies, and Cencosud retained the remaining forty-nine percent (49%) non-controlling interest of each of the Subject Companies. This framework agreement has a lifespan of 15 years.

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

For the years ended December 31, 2015, 2014 and 2013, results from our “Other” segment represented 0.1% , 0.0% and 0.2%, respectively, of our consolidated revenues.

See also, “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” for additional details regarding our acquisition activities in recent years.

	Year Ended December 31, 2015
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services continuing operations	Other25
	(in millions of Ch$)
Revenues from ordinary activities	8,045,566	1,469,246	1,051,642	248,026	165,820	11,039
Gross profit	2,031,199	506,761	302,229	214,042	116,544	7,337

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

We believe we have established a positive record in the operation of our businesses. The following table sets forth certain performance metrics26 related to our consolidated growth for the periods presented:

	Year Ended December 31,
	2015	2014	2013
	(in millions of Ch$)27
Number of retail stores *	1.127	1,115	1,094
Total store area (square meters) *	3,622,112	3,586,816	3,514,342
Net sales *	10,991,338	10,176,675	9,640,294

* Excluding shopping centers and financial services.

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

Chile

In Chile, we operate our home improvement store business through 35 Easy home improvement stores. For the years ended December 31, 2015, 2014 and 2013, Easy home improvement stores in Chile generated revenues from ordinary activities of Ch$ 494,849 million, Ch$465,520 million  and Ch$ 448,703 million, respectively, representing 4.5%, 4.3% and 4.4% of our consolidated revenues from ordinary activities during those periods.

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

As of December 31, 2015, we operated 79 department stores in Chile, which together had 374,153 square meters of total selling space. In Peru, our Paris store operations comprise 9 stores with 45,233 square meters of selling space. For the years ended December 31, 2015, 2014 and 2013, our department stores generated revenues from ordinary activities of Ch$1,051,642 million, Ch$ 991,442 million and Ch$ 970,360 million, respectively, representing 9.6%, 9.3% and 9.6% of our consolidated revenues from ordinary activities for such periods.

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

The following table sets forth, for the periods indicated, the revenues from ordinary activities from our financial services operations per country, as of December 31, 2015:

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Revenues from ordinary activities (continuing operations)
Chile32	3,074	330	0
Argentina	103,034	67,796	44,740
Brazil33	5,057	3,843	3,983
Peru	49,001	42,814	25,347
Colombia34	5,654	8,095	7,581
Total	165,820	122,878	81,651

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

As of December 31, 2015, Banco Paris served more than 44,193 individual customers, with loans outstanding to approximately 690 debtors, including approximately 593 mortgage loans and 97 credit card accounts. At the same date, Banco Paris had 43 time deposits and 43,501 saving accounts.

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
47 Performing loans not past due more than 30 days. Excludes Chilean credit card portfolio. And includes the effect of the JV transaction with Scotiabank in Chile.
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

Shopping centers

Marketing initiatives for our shopping centers are conducted by each individual brand within its unique positioning: Unicenter, Costanera Center, Alto Las Condes and Portal (the umbrella brand for all of our neighborhood shopping centers). Our main marketing objectives are to create 360° marketing campaigns, that offer unique and memorable experiences for our consumers and to create long term loyalty, as well as increase sales and traffic, with the use of traditional, non-traditional and digital channels, which is fundamental in creating integrated experiences for each customer and in engaging in direct communication with our customers.  Also, in line with our marketing objectives, key marketing campaigns have been implemented for supporting consumers in key issues of their lifelives, such as in Alto Las Condes with the “Best gift of your Life” campaign in generating awareness in breast cancer, our Christmas gift initiative in Chile for 11 institutions, with 40,000 gifts collected in 2015 for kids with special needs and , the Kids Day gift collection at Unicenter in 2015, among other social responsibility campaigns that are executed within our shopping centers.

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

52 Our Paris department stores operations are now starting up.

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

We have supermarkets in Argentina, Brazil, Chile, Peru and Colombia; home improvement stores in Argentina, Chile and Colombia; shopping centers in Argentina, Chile and Peru; and department stores in Chile and Peru. During the year ended December 31, 2015, 73.2% of our revenues from ordinary activities came from our supermarket operations, 13.4% came from home improvement operations, 9.6% from our department stores, 2.3% from our shopping centers and 1.5% from our financial services.

53 In thousands of square meters.
54 In the case of shopping centers, the percentage represents the occupancy rate.
55 Includes properties where construction is ongoing and also office space and other type of properties.

	Year Ended December 31, 2015
	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services continuing operations	Other56
Revenues from ordinary activities	8,045,566	248,026	1,469,246	1,051,642	165,820	11,039
Gross profit	2,031,199	214,042	506,761	302,229	116,544	7,337

The Supermarket Industry

Chile

As of December 31, 2014, we estimate that the Chilean supermarket industry is composed of approximately  1,425 stores nationwide, including hypermarkets and supermarkets. As of December 31, 2015, total net sales by supermarkets in Chile grew by 8.5% as compared to the same period in 2014, according to the Chilean National Institute of Statistics. During the last three years, nominal same-store sales at our supermarkets grew by 1.6%, 4.3% and 4.6% in 2013, 2014 and 2015, respectively.

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

The following table provides certain information about us and our competitors in Chile at December 31, 2015:

	Gross leasable area61 62	Shopping Centers	Market share
GrupoPlaza (Falabella)	1,199,000	15	45.4%
Parque Arauco S.A.63	409,500	10	15.5%
Espacio Urbano(2) (Wal-Mart)	278,293	12	10.5%
Vivo	162,806	8	6.2%
Pasmar	162,900	4	6.2%
Cencosud64	431,207	25	16.3%

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

The following table presents certain information about us, our main competitor in Argentina, IRSA, and other smaller competitors as of December 31, 2015:

	Gross leasable area	Shopping Centers	Market share
Cencosud	277,203	22	18.6%
IRSA	338,904	15	22.7%
Others	875,557	n.d.	58.7%

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

The following table sets forth the market shares held by the major shopping center operators in Peru as of December 31, 2015:

	Gross leasable area65	Shopping Centers	Market share66
Real Plaza (Interbank)	607,534	18	34.0%
Aventura Plaza	285,000	4	15.9%
Open Plaza	277,000	10	15.5%
Mega Plaza	221,773	10	12.4%
Parque Arauco	137,684	6	7.7%
Cencosud	71,191	4	4.0%
Jockey Plaza	187,612	1	10.5%

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

Argentina reported year over year a GDP growth of + 2.1% y / y in 2015, according to preliminary data. The Indec reported year over year growth of + 3.5% y / y in the 3T15 and, +  0.9 % y / y in the 4T15, keeping unchanged and no change in the 1H15 statistics. The figure was in line with private estimates, however, in its report the Indec reported that recalculates to 2004 and from 2004 to 2015 GDP series at current prices and constant prices of the year. The revised series will be published on June 29, along with other statistics for 1Q16.

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

Standard & Poor's credit rating for Brazil stands at BB+. Moody's rating for Brazil sovereign debt is Baa3. Fitch's credit rating for Brazil is BBB. In general, sovereign wealth funds, pension funds and other investors to gauge the credit worthiness of Brazil thus having a big impact on the country’s borrowing costs use a credit rating.

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

Urban unemployment rates have remained at stable and low levels during recent years. According to the INEI, in 2013, 2014 and 2015 the unemployment rate was 4.2%, 4.7% and 5.7%, respectively. At its December 2015 meeting, the Central Bank of Peru moved raised the reference rate to at 34.275% in light of the monetary authority’s inflation expectation of 2.0% for 2015 in order to maintain the convergence of inflation expectations that are above that target range. The CPI index increased from 2.98%, 3.2% and 4.4%  in 2013, 2014 and 2015, respectively as reported by INEI. Interest rates increased during 2015 and were influenced by the growth of the reference rate in its effort to tame inflation; by the exchange rate depreciation, mixed signals on the recovery of the world economy, a fragile economic recovery among Peru’s trading partners and high volatility in foreign exchange and financial markets. Interest rates were later reduced in January 2015.

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

Impact of organic expansion

During the year ended December 31, 2015, (a) in Chile, we opened seven new stores in our supermarket division adding 9,674 square meters of selling space, we added two new stores in our home improvement division with an additional 17,463 square meters of selling space; (b) in Argentina, we had a net closing of four supermarkets and reduced selling space by 2,952 square meters; (c) in Brazil, we had a net opening of three stores and expanded selling space by 9,169 square meters; (d) in Peru, we had three net openings in our supermarkets division and expanded selling space by 7,826 square meters; (e) in Colombia, we opened one supermarket store and added 1,197 square meters of selling space. In addition, maintenance expenditures for existing stores are estimated to have been at U.S.$108 million in 2015. In our shopping centers division we had a reduction in GLA of 1,846 square meters in Chile, 4,312 square meters in Argentina and added 477 square meters in Peru, totaling a reduction of 5,680 square meters.

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

Investment property

a) Fair value measurement for lands

The fair value for land was determined by the Company’s finance department, consulting with external and independent property valuers who have the appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

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

Fair value of derivatives

The fair value of financial instruments that are not traded in an active market as it is the case of the over-the-counter derivatives is determined by using valuation techniques. The company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The company has used discounted cash flows analysis for various foreign exchange contracts and interest rate contracts that are not traded in active markets. For more information please refer to note 4.4 of our audited consolidated financial statements.

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

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table presents, for the periods indicated, certain items of our statement of profit and loss:

	Year Ended December 31,
	2015	2014	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	8,045,566	8,159,237	(1.4)%
Shopping Centers	248,026	214,850	15.4%
Home improvement	1,469,246	1,225,616	19.9%
Department stores	1,051,642	991,442	6.1%
Financial services	165,820	117,679	40.9%
Other	11,039	2,205	400.6%
Total revenues from ordinary activities	10,991,338	10,711,029	2.6%

Cost of sales:
Supermarkets	(6,014,367)	(6,216,769)	(3.3)%
Shopping Centers	(33,984)	(28,029)	27.6%
Home improvement	(962,485)	(800,342)	20.3%
Department stores	(749,412)	(741,279)	1.1%
Financial services	(49,276)	(39,046)	26.2%
Other	(3,702)	(1,967)	9.9%
Total cost of sales	(7,813,226)	(7,827,432)	(0.2)%

Gross profit:
Supermarkets	2,031,199	1,942,468	4.6%
Shopping Centers	214,042	186,821	13.7%
Home improvement	506,761	425,275	19.2%
Department stores	302,229	250,163	20.8%
Financial services	116,544	78,632	48.2%
Other	7,337	(238)	(730.9)%
Total gross profit	3,178,112	2,883,597	10.2%

Administrative expenses, distribution costs and other expenses	(2,675,486)	(2,482,777)	7.8%
Other income	210,521	114,438	84.0%
Share of profits of investments accounted for using the equity method	14,067	6,208	126.6%
Financial income	14,939	6,709	122.7%
Financial expenses	(259,038)	(180,258)	43.7%
Other losses	(124,455)	(6,515)	1.810.3%
Exchange differences	(116,743)	(24,411)	378.2%
Losses from indexation	(22,009)	(39,576)	(44.4)%
Income (loss) before taxes	219,908	277,416	(20.7%)
Income tax charge	(58,540)	(125,932)	(53.5)%
Profit from continuing operations	161,368	151,485	6.5%
Profit from discontinued operations	70,617	12,662	457.7%
Net profit	231,985	164,146	41.3%
Profit attributable to non-controlling shareholders	44	(748)	N/A
Profit attributable to controlling shareholders	231,941	164,895	40.7%

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

Home improvement stores

Our consolidated revenue from ordinary activities from our home improvement stores increased Ch$243,630 million, or 19.9%, to Ch$1,469,246 million for the twelve months ended December 31, 2015, from Ch$1,225,616 million for the same period in 2014, primarily due to (i) an increase of Ch$217,995 million, or 31.5%, in our Argentine operations as a result of a 30.2% increase in same store sales ii) an increase in revenues of Ch$29,329 million, or 6.3% in Chile resulting from a 3.1% increase in same store sales and the addition of two new stores and iii) a decrease in revenues from our Colombian operations of Ch$3,694 million, or 5.5%, due to the 12.0%   devaluation of the COP against the CLP partially offset by the 4.2% same store sale increase, and the opening of one store during the period.

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

Shopping centers

Our consolidated revenue from ordinary activities from our shopping centers increased Ch$33,176  million, or 15.5%, to Ch$248,026 million for the twelve months ended December 31, 2015, from Ch$214,850 million for the same period in 2014, primarily due to i) an increase in revenues from our Chilean operations of Ch$13,338 million, or 11.1%, as a result of the improved performance of our flagship development Costanera Center, higher contribution from our parking area and an increase in occupancy rate to 98.2%, ii) an increase in revenues from our Argentinean operations of Ch$19,545 million, or 29.4%, as a result of an increase in average pricing to reflect the increase of inflation in the country, iii) an increase in revenues from our Peruvian operations of Ch$1,429 million or an increase of 8.2%, primarily due to an increase in occupancy rate from 90.2% to 95.2% and iv) a decrease of Ch$1,082 million in revenues from our Colombian operations due mainly to the lower occupancy rate y/y, from 29.7% to 26.9% in 2015 in addition to the devaluation of the COP against CLP in the period.

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

Shopping centers

Our consolidated gross profit in our shopping centers increased Ch$27,221 million, or 14.6% , to Ch$214,042 million for the twelve months ended December 31, 2015 from Ch$186,821 million for the same period in 2014, as a result of (i) an increase in gross profit in Chile of Ch$12,477 million, or 11.0%, related to the higher occupancy rates, better performance of Costanera Center and higher contribution from our parking business and (ii) an increase in gross profit in Argentina of Ch$15,639 million, or 32.6%, as a result higher annual settlement of contracts to reflect the increase in inflation and also higher allocation of common expenses to third parties based on the higher inflation level.  This was partially offset by (i) a decrease in gross margin contribution in Colombia of Ch$1,011 million, or 10.4%, mainly due to the devaluation of the COP against the CLP in the period and (ii) a decline in gross profit in Peru of Ch$1,233 million, or 7.2%, as a result of higher utility costs long with greater depreciation expenses.

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

Our consolidated losses from financial and other activities increased for the twelve month period ended December 31, 2015 compared to the same period in 2014, in light of the following factors:

●
An increase in exchange differences of Ch$92,332 million, resulting in exchange losses of Ch$116,743 million for the twelve month period ended December 31, 2015 compared to exchange losses of Ch$24,411 million for the same period in 2014, as a result of a the CLP depreciation against the USD and the increase in the unhedged portion on the debt, that went from 11% in 2014 to 32% in 2015.

●
An increase in financial expenses of Ch$78,781 million, resulting in a financial expense of Ch$259,038 million for the twelve months ended December 31, 2015 compared to a financial expense of Ch$180,258 million for the same period in 2014 as a result of higher variable interest rates and the mark to market of the hedge portion; and

●	An increase in other gains (losses) of Ch$117,940 million, resulting mainly from the impairment of the Brazilian assets.

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

●
A decrease in exchange rate differences led to losses of Ch$21,960 million, resulting in an income of Ch$2,761 million for the twelve months ended on December 31, 2015 compared to a loss of Ch$19,199 million for the same period in 2014 as a result of the effects of the Joint Venture Framework Agreement with Scotiabank on in May 2015.

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

Our consolidated losses from financial and other activities from discontinued operations increased 35.4% for the twelve month period ended December 31, 2014 compared to the same period in 2013, in light of the following factors:

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

Profit (loss) from discontinued operations

As a result of the above factors, our net earnings from discontinued operations increased Ch$4,305 million, or 51.5% , to Ch$12,662 million for the twelve months ended December 31, 2014 from Ch$8,357 million for the same period in 2013. Our net earnings, as a percentage of revenues from ordinary activities, increased to 5.7% for the twelve months ended December 31, 2014 from 4.0% for the same period in 2013.

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

Indebtedness

At December 31, 2015, financial liabilities reached Ch$3,280,211 million, a 2.2% decrease when compared to December 31, 2014. As of December 31, 2015 our net financial debt was Ch$2,335,552 million, up from Ch$2,780,812 million as of December 31, 2014.

Our total financial debt includes both fixed-rate and variable-rate debt. Taking into account the effects of cross currency swaps, excluding Banco Paris indebtedness, at December 31, 2015, approximately 27% of our debt was variable-rate, and the remainder was fixed-rate. At December 31, 2015, approximately 31.7% of our debt was denominated in U.S. dollars, approximately 14.9% in UF, approximately 49.1% in Chilean pesos, approximately 1.9% in Argentine pesos, approximately 0.9% in Peruvian nuevos soles, approximately 0.9% in Brazilian reais and approximately 0.03% in Colombian Pesos. As part of our financial management policies, from time to time we enter into swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Our strategy is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total debt.

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

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented for continuing operations.

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Net cash from operating activities	743,600	374,900	302,066
Net cash used in investing activities	(138,049)	(235,392)	(309,367)
Net cash (used in) from financing activities	(673,868)	(31,798)	(115,918)

Cash flows for year ended December 31, 2015 compared to year ended December 31, 2014 for continuing operations.

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash outflow of Ch$68,316 million for the year ended December 31, 2015 compared to a net cash inflow of Ch$107,710 million for the year ended December 31, 2014.

Operating activities. Our net cash flows from operations increased to Ch$743,600 million for the year ended December 31, 2015 from Ch$374,900 million for the year ended December 31, 2014. This increase was produced mainly due to the revenue from sale of goods and services. In the supermarket division the increase was primarily attributable to increased cash flows of Ch$502,055 million from Ch$352,955 million as a result of a higher contribution from Chile, Colombia and Brazil, partially offset by a lower contribution from Argentina and Peru. Our Department Store, Shopping centers and Financial Service divisions also saw improvements in their cash flows from operations, with cash flows from Department Store operations improving to Ch$71,084 million for the year ended December 31, 2015 from Ch$31,121 million for the year ended December 31, 2014. Net cash flow from Financial Services operations increased to Ch$214,871 million for the year ended December 31, 2015 from Ch$31,803 million for the year ended December 31, 2014 as a result of the joint Venture agreement with Scotiabank. Net cash flow from shopping center operations improve to Ch$ 124,581 million for the year ended December 31, 2015 from Ch$ 124,890 million for the year ended December 31, 2014 as a result of greater contribution from Chile, Argentina and Peru.

Investing activities. Net cash flow from investing activities amounted to Ch$(138,049) million for the year ended in December 31, 2015 compared to Ch$(235,392) million for the year ended December 31, 2014. This change was mainly due to net cash flow from supermarket investing activities amounting to Ch$ (130,868) million for the year ended December 31, 2015 compared to Ch$(154,641) million for the year ended December 31, 2014 due to lower investment across the region. Net cash flow from home improvement investing activities amounted to Ch$ (49,861) million for the year ended December 31, 2015 compared to Ch$(22,292) million for the year ended December 30, 2014. The variation was primarily due to higher organic growth in Chile and Colombia during 2015 compared to 2014. Net cash flow from department store investing activities amounted to Ch$(22,433) million for the year ended December 31, 2015 compared to Ch$(15,108) million for the year ended December 31, 2014 due to greater investment in IT for the strengthening of the e-commerce platform. Net cash flow from shopping center investing activities amounted to Ch$ 3,383 million for the year ended December 31, 2015 compared to Ch$(33,155) million for the year ended December 31, 2014. The variation was primarily due to fewer openings and lower maintenance costs. Net cash flow from financial services investing activities amounted to Ch$183,191 million for the year ended December 31, 2015 compared to Ch$ (253)  million for the year ended December 31, 2014, due to the execution of the sale to Scotiabank of 49% interest in our financial retail operation in Chile.

Financing activities. Net cash flows from financing activities amounted to Ch$ (673,868) million for the year ended December 31, 2015 compared to Ch$(31,798) million, for the year ended December 31, 2014. During 2015 several derivative agreements designated as cash flow hedges and fair value hedges were included into a recouponing operation. The operation involved the modification of the referential exchange rate for all instruments, while all other elements such as terms, notional and maturity were maintained as initially subscribed. Recouponing of these aforementioned cross currency swap agreements produced cash inflows amounting Ch$ 51,016 million included in the consolidated statements of cash flows under the "Other cash inflows (outflows)" line. In addition, this change was primarily due to net cash flows from supermarket financing activities amounting to Ch$ (308,854) million for the year ended December 31, 2015 compared to Ch$(177,846) million for the year ended December 31, 2014. The variation was related to higher inflows from loans as a consequence of net payments in order to reduce leverage. Net cash flows from home improvement financing activities  increased to Ch$ 86,744 million for the year ended December 31, 2015 from Ch$ 33,326 million for the year ended December 31, 2014 due to lower financing need of working capital partially offset by higher capex expenditure. Net cash flows from department store financing activities amounted to Ch$ (61,828) million for the year ended December 31, 2015 compared to Ch$(2,624) million for the year ended December 31, 2014. of net payments in order to reduce leverage. Net cash flows from shopping center financing activities amounted to Ch$ (123,874) million for the year ended December 31, 2015 compared to Ch$(89,306) million for the year ended December 31, 2014 of net payments in order to reduce leverage. Net cash flows from financial service financing activities increased to Ch$ (509,526) million for the year ended December 31, 2015 from Ch$ 32,862 million for the year ended December 31, 2014 due to higher portfolio growth in Argentina and Peru.

Cash flows for year ended December 31, 2014 compared to year ended December 31, 2013 for continuing operations.

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$107,710 million for the year ended December 31, 2014 compared to a net cash outflow of Ch$123,219 million for the year ended December 31, 2013.

Operating activities. Our net cash flows from operations increased to Ch$374,900 million for the year ended December 31, 2014 from Ch$302,066 million for the year ended December 31, 2013. The increase was primarily attributable to our supermarket division, where cash flows increased to Ch$352,955 million from Ch$297,980 million as a result of a higher contribution from Chile, Peru and Colombia, partially offset by a lower contribution from Argentina and Brazil. All other divisions also saw improvement in their cash flows from operations with cash flows from home improvement operations improving to Ch$ (7,610) million for the year ended December 31, 2014 from Ch$ (11,153) million for the year ended December 31, 2013. Net cash flow from department store operations increased to Ch$ 31,121 million for the year ended December 31, 2014 from Ch$ 23,490 million for the year ended December 31, 2013 as a result of better inventory management. Net cash flow from shopping center operations increased to Ch$124,890 million for the year ended December 31, 2014 from Ch$116,801 million for the year ended December 31, 2013 as a result of greater contribution from Chile, Colombia and Peru. Net cash flow from financial service operations increased to Ch$31,803 million for the year ended December 31, 2014 from Ch$(1,250) million for the year ended December 31, 2013 due to a 47.3% and a 13.3% portfolio growth in Argentina and Peru, respectively.

Investing activities. Net cash flow from investing activities amounted to Ch$ (235,392) million for the year ended in December 31, 2014 from Ch$ (309,367) million for the year ended December 31, 2013. This change was mainly due to net cash flow from supermarket investing activities amounting to Ch$ (154,641) million for the year ended December 31, 2014 from Ch$ (250,967) million for the year ended December 31, 2013. 80% of the variation is explained by lower investment in Property, Plant and Equipment driven by lower investments in Brazil and Chile, partially offset by higher investments in Argentina, Colombia and Peru. Net cash flow from home improvement investing activities amounted to Ch$ (22,292) million for the year ended December 31, 2014 from Ch$ (27,988) million for the year ended December 30, 2013. The variation was primarily due to lower organic growth in the region during 2014 compared to 2013. Net cash flow from department store investing activities amounted to Ch$ (15,108) million for the year ended December 31, 2014 from Ch$ (14,195) million for the year ended December 31, 2013. The variation was primarily because of higher investments in Properties, Plant and Equipment for the net opening of two stores in Chile and three stores in Peru compared to December 2013. Net cash flow from shopping center investing activities amounted to Ch$ (33,155) million for the year ended December 31, 2014 from Ch$ (56,305) million for the year ended December 31, 2013. The variation was primarily due to lower investments for Costanera Center and the remodeling of our shopping centers. Net cash flow from financial services investing activities amounted to Ch$(253) million for the year ended December 31, 2014 from Ch$ (86) million for the year ended December 31, 2013, due to less cash invested in the other retail businesses and in mutual funds.

Financing activities. Net cash flows from financing activities amounted to Ch$ (31,798) million for the year ended December 31, 2014 from Ch$ (115,918) million, for the year ended December 31, 2013. This change was primarily due to net cash flows from supermarket financing activities amounting to Ch$ (177,846) million for the year ended December 31, 2014 from Ch$ (78,033) million for the year ended December 31, 2013. The variation was related to lower inflows from loans as a consequence of reduced capex and higher outflows for the payment of loans due to the refinancing of debt to improve liquidity. Net cash flows from home improvement financing activities decreased to Ch$ 33,326 million for the year ended December 31, 2014 from Ch$ 34,736 million for the year ended December 31, 2013 due to lower financing need of working capital. Net cash flows from department store financing activities amounted to Ch$ (2,624) million for the year ended December 31, 2014 from Ch$ (24,551) million for the year ended December 31, 2013. This was due to Paris growth in Peru during 2013. Net cash flows from shopping center financing activities amounted to Ch$ (89,306) million for the year ended December 31, 2014 from Ch$ (63,008) million for the year ended December 31, 2013 due to higher needs of capital investments for maintenance. Net cash flows from financial service financing activities increased to Ch$ (32,862) million for the year ended December 31, 2014 from Ch$ (68,830) million for the year ended December 31, 2013 due to lower financing needs for portfolio growth.

Analysis of cash flows for discontinued operations

The following table summarized our generation and use of cash for the periods presented for discontinued operations.

	Year ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Net cash from/(used in) operating activities	(107,449)	14,583	62,717
Net cash from/(used in) investing activities	169,095	1,996	(11,141)
Net cash from/(used in) financing activities	35,259	(80,580)	8,888

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

Operating activities. Our net cash flows from operations decreased to an outflow of Ch$107,449 million for the year ended December 31, 2015 from an inflow of Ch$14,583 million for the year ended December 31, 2014. The decrease was primarily attributable to repayment of certain deposits held at our subsidiary Banco Paris.

Investing activities. Our net cash flows used in investing activities increased to inflows of Ch$169,095 million for the year ended December 31, 2015 from inflows of Ch$1,996 million for the year ended December 31, 2014 reflecting the effect of the Joint Venture Framework Agreement with ScotiaBank in Chile.

Financing activities. Our net cash flows used in financing activities  increased to inflows of Ch$35,259 million for the year ended December 31, 2015 from outflows of Ch$80,580 million for the year ended December 31, 2014, reflecting the effect of the Joint Venture Framework Agreement with ScotiaBank in Chile.

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

Operating activities. Our net cash flows from operations decreased 77% to Ch$14,583 million for the year ended December 31, 2014 from Ch$62,717 million for the year ended December 31, 2013. The  decrease was primarily attributable to the reduction in the portfolio reflecting both lower average loans per customer and the decrease in the penetration of sales in our stores.

Investing activities. Our net cash flows from investing activities increased to inflows of Ch$1,996 million for the year ended December 31, 2014 from outlfows of Ch$11,141 million for the year ended December 31, 2013. The increase was primarily attributable to higher portfolio growth financed by the holding company.

Financing activities. Our net cash flows from financing activities decreased to outflows of Ch$80,580 million for the year ended December 31, 2014 from inflows of Ch$8,888 million for the year ended December 31, 2013. The decrease was primarily attributable to lower portfolio growth at Banco Paris.

Capital expenditures and permanent investments

The following table presents our capital expenditures for the periods indicated:

	Years ended December 31,
	2015	2014	2013
	(in millions of Ch$)
Capital expenditures68	(171,606)	(227,423)	(317,710)
Permanent investments69	—	—	—
Total	(171,606)	(227,423)	(317,710)

Our total capital expenditures were approximately Ch$171,606 million, Ch$227,423 million and Ch$317,710 million in 2015, 2014 and 2013, respectively. In each of these years, our capital expenditures were made primarily to develop and expand our stores and shopping centers. In 2015, 2014 and 2013 we had no permanent investments as there were no acquisitions made in the period. In the past, permanent investments were primarily related to acquisitions.

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

In 2014, we invested approximately Ch$227,423 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we opened 14 new stores in our supermarket division adding 21,637 square meters of selling space, we added one new store in our home improvement division with an additional 5,648 square meters of selling space, and we added two stores in our department stores division with an additional 3,695 square meters of selling space. In Argentina, we opened two home improvement stores that added selling space for 10,297 square meters. In Brazil, we had a net closing of two stores but expanded selling space by 5,448 square meters. In Peru, we had no net openings in our supermarkets division but expanded selling space by 2,340 square meters and we opened three new department stores that added selling space of 13,025 square meters. In Colombia, we opened one Easy store that added selling space of 6,587. In addition, Maintenance expenditures for existing stores in our supermarket division (consolidated) are estimated to have been at U.S.$75 million in 2014. In our shopping centers division we had investments that added GLA in excess of 20,635 square meters in Chile, 40,105 square meters in Argentina and 12,803 square meters in Peru, totaling 73,543 square meters.

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

Item 19. Exhibits.

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

4.10
Indenture, dated as of February 12, 2015, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent, relating to the Senior Notes due 2025, previously filed as exhibit 4.10 to the Company’s annual report on Form 20-F (File No. 001-35575) for the year ended December 31, 2014, filed with the Securities and Exchange Commission on April 30, 2015 (“2014 Form 20-F”) and incorporated by reference herein.

4.11
Indenture, dated as of February 12, 2015, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent, relating to the Senior Notes due 2045 , previously filed as exhibit 4.11 to the Company’s 2014 Form 20-F and incorporated by reference herein

8.1	Subsidiaries of Cencosud S.A. *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  ______________
* Previously filed as an exhibit to the Original Filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cencosud S.A.

Date: July 7 , 2016	By:	/s/ Jaime Soler
Jaime Soler
Chief Executive Officer