Form 20-F
period 2016-12-31
Cencosud S.A.
filed 2017-04-28
CIK 1544856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2016: 2,862,536,947 Common Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes   ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

3

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

•                           difficulties in completing proposed store openings, expansions or remodeling;

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

•                           References to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Institute of Statistics”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean consumer price index during the prior calendar month. As of December 31, 2016, UF1.00 was equivalent to U.S.$39.36 and Ch$26,347.98 , in each case based on the observed exchange rate reported by the Central Bank of Chile.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. Unless otherwise indicated, the exchange rate used in converting Chilean pesos into U.S. dollars for amounts presented as of and for the year ended December 31, 2016 is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (the “Chilean Central Bank”) for December 31, 2016, which was Ch$669.47 per U.S.$1.00. The rates reported by the Chilean Central Bank for December 31, 2016 are based upon the observed exchange rate published by the Chilean Central Bank on the first business day following the respective period. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Financial Statements

The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which we refer to in this annual report as our “Audited Consolidated Financial Statements.

Our Audited Consolidated Financial Statements have been audited by PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada, an independent registered public accounting firm, whose report on our Audited Consolidated Financial Statements appears elsewhere in this annual report.

Unless otherwise noted, the financial data presented herein as of and for each of the five years ended December 31, 2016 is stated in Chilean pesos, our functional and reporting currency.

Our audited consolidated financial statements have been prepared under the historic — cost basis, except for those items accounted for at fair value (for example, investment properties and certain financial assets, and derivative financial instruments), and include the accounts of the Company and its subsidiaries, including Banco Paris. All significant inter-company balances and transactions have been eliminated in consolidation.

On June 20, 2014, Cencosud, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement (the “Joint Venture Framework Agreement”) with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile (hereinafter, the “Business”). During the second quarter of 2015, the Company completed the transaction with the Bank of Nova Scotia (Scotiabank) to form a joint venture to manage the financial services business in Chile. Under the terms of the agreement, the Company recognized a CLP 61,373 million (one-off effect non cash) profit under “Profit from Discontinued Operations”. The Joint Venture Framework Agreement provides that the Business is operating through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a subsidiary of Cencosud that is in the business of issuing credit cards, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A. and Cencosud Corredores de Seguros y Servicios Ltda., or other companies to be established by Cencosud for purposes of the Joint Venture Framework Agreement, to assist in developing the Business, including information processing and collection activities related thereto (together with CAT, hereinafter, the “Subject Companies”). As part of the agreement, Scotiabank Chile acquired a fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retained the remaining forty-nine percent (49%) non-controlling interest of each of the Subject Companies. This framework agreement has a lifespan of 15 years.

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

EBIT represents net profit before discontinued operations, net interest expense and income taxes. We have included EBIT to provide investors with a supplemental measure of our operating performance.

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

A reconciliation of our net profit (loss), the most directly comparable IFRS financial measure, to EBIT is set forth below:

	Year ended December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S.$)	(in millions of Ch$)
Net Profit	579	387,797	231,985	164,146	249,764	252,810
Discontinued Operations	0	0	(70,617)	(12,662)	(8,356)	(33,048)
Profit from Continuing Operations	579	387,797	161,368	151,485	241,408	219,762
Financial expense (net)	(402)	(268,970)	(244,100)	(173,548)	(190,593)	(165,044)
Income tax charge	(287)	(191,969)	(58,540)	(125,932)	(94,068)	(92,226)
EBIT from Continuing Operations	1,268	848,736	464,008	450,965	526,069	477,032

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBIT from continuing operations per business segment is included below:

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other(1)	Consolidated total
	Year ended December 31, 2016 (in millions of Ch$)
Net Profit	282,106	467,702	123,824	24,954	76,111	(586,900)	387,797
Discontinued Operations	0	0	0	0	0	0	0
Profit from Continuing Operations	282,106	467,702	123,824	24,954	76,111	(586,900)	387,797
Financial expense (net)	0	0	0	0	0	(268,970)	(268,970)
Income tax charge	0	0	0	0	0	(191,969)	(191,969)
EBIT from Continuing Operations	282,106	467,702	123,824	24,954	76,111	(125,961)	848,736

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other(1)	Consolidated total
	Year ended December 31, 2015 (in millions of Ch$)
Net Profit	315,951	395,717	146,845	22,772	85,156	(734,456)	231,985
Discontinued Operations	0	0	0	0	(70,617)	0	(70,617)
Profit from Continuing Operations	315,951	395,717	146,845	22,772	14,539	(734,456)	161,368
Financial expense (net)	0	0	0	0	0	(244,100)	(244,100)
Income tax charge	0	0	0	0	0	(58,540)	(58,540)
EBIT from Continuing Operations	315,951	395,717	146,845	22,772	14,539	(417,636)	464,008

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other(1)	Consolidated total
	Year ended December 31, 2014 (in millions of Ch$)
Net Profit	289,603	266,218	123,203	(4,575)	51,616	(561,918)	164,146
Discontinued Operations	0	0	0	0	(12,662)	0	(12,662)
Profit from Continuing Operations	289,603	266,218	123,203	(4,575)	38,955	(561,918)	151,485
Financial expense (net)	0	0	0	0	38,693	(212,241)	(173,548)
Income tax charge	0	0	0	0	0	(125,932)	(125,932)
EBIT from Continuing Operations	289,603	266,218	123,203	(4,575)	262	(223,745)	450,965

Information by segment	Supermarkets	Shopping Centers	Home improvement stores	Department stores	Financial services	Other(1)	Consolidated total
	Year ended December 31, 2013 (in millions of Ch$)
Net Profit	304,654	247,586	80,042	24,754	40,046	(455,675)	249,764
Discontinued Operations	0	0	0	0	(8,356)	0	(8,356)
Profit from Continuing Operations	304,654	247,586	80,042	24,754	40,046	(455,675)	241,408
Financial expense (net)	0	0	0	0	0	(190,593)	(190,593)
Income tax charge	0	0	0	0	0	(94,068)	(94,068)
EBIT from Continuing Operations	304,654	247,586	80,042	24,754	40,046	(171,014)	526,069

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other(2)	Consolidated total
	Year ended December 31, 2012 (in millions of Ch$)
Net Profit	318,711	224,263	94,823	20,231	(6,960)	(431,305)	252,810
Discontinued Operations	0	0	0	0	(33,048)	0	(33,048)
Profit from Continuing Operations	318,711	224,263	94,823	20,231	(6,960)	(431,305)	219,762
Financial expense (net)	0	0	0	0	0	(165,044)	(165,044)
Income tax charge	0	0	0	0	0	(92,226)	(92,226)
EBIT from continuing operations	318,711	224,263	94,823	20,231	(6,960)	(174,036)	477,032

(1)  Includes support services, financing, corporate taxes, adjustments and others.

(2)  Includes support services, financing, corporate taxes, adjustments and others.

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

As used herein, the term “same-store sales” reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2015 and operated throughout the last six months of 2015, (i) our “same-store sales” data would include the sales of that store for the last six months of 2015 and the last six months of 2016 and (ii) we would account for the sales of the new store during the first six months of 2016 as sales from a newly opened store. Our calculations of same-store sales data may differ from same-store sales calculations of other retailers. Unless otherwise noted, we have presented calculations of same-store sales in nominal local currency.

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

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this annual report include: Jumbo®, Easy®, Santa Isabel®, Disco®, Vea®, Blaisten®, Johnson®, Paris®, Seguros Cencosud®, Wong®, Metro®, GBarbosa®, Perini®, Bretas®, Mercantil Rodrigues®, Tarjeta Cencosud®, Banco Cencosud®, Costaner Center®, Prezunic® and Unicenter® each of which may be registered or trademarked in any of Argentina, Brazil, Chile, Colombia, Peru or other jurisdictions. Solely for convenience, we may refer to our trademarks, service marks and trade names in this annual report without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights to our trademarks, service marks and trade names. Each trademark, trade name or service mark of any other company appearing in this annual report is, to our knowledge, owned by such other company

PART I

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

The financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 has been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report. The selected statement of operations data with respect to fiscal year ended December 31, 2013 and 2012 and the selected balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from the Company’s accounting records. We maintain our books and records in Chilean pesos and prepare financial statements in accordance with IFRS. Our date of adoption of IFRS was January 1, 2010. The following financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements included elsewhere in this annual report.

Unless otherwise noted, U.S. dollar amounts have been translated from Chilean pesos based on the dollar observed, or observed exchange rate of Ch$669.47 per U.S.$1.00 as of December 31, 2016, as reported by the Chilean Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

In our opinion, the summary consolidated financial data presented in the tables below includes all adjustments necessary to present fairly in all material respects our financial condition and results of operations at the dates and the periods presented. The results of operations presented below are not necessarily indicative of future performance.

	Year ended December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S.$, except share and per share amounts)	(in millions of Ch$, except share and per share amounts)
Revenues from ordinary activities, continuing operations:
Supermarkets	11,185	7,487,810	8,045,566	8,159,237	7,682,994	6,733,610
Shopping Centers	357	238,722	248,026	214,850	205,332	172,104
Home improvement	1,933	1,294,348	1,469,246	1,225,616	1,176,890	1,063,086
Department stores	1,683	1,126,931	1,051,642	991,442	970,360	886,075
Financial services	265	177,683	165,820	117,679	81,651	58,454
Other(3)	11	7,506	11,039	2,205	16,932	12,022
Total revenues from ordinary activities	15,435	10,333,001	10,991,338	10,711,029	10,134,158	8,925,351
Cost of Sales:
Supermarkets	(8,366)	(5,600,464)	(6,014,367)	(6,216,769)	(5,782,590)	(5,057,477)
Shopping Centers	(46)	(31,110)	(33,984)	(28,029)	(23,341)	(27,213)
Home improvement	(1,269)	(849,368)	(962,485)	(800,342)	(787,402)	(711,500)
Department stores	(1,211)	(810,967)	(749,412)	(741,279)	(701,530)	(644,668)
Financial services	(89)	(59,818)	(49,276)	(39,046)	(25,938)	(21,082)
Other(4)	(7)	(4,744)	(3,702)	(1,967)	(3,451)	(2,294)
Total cost of sales	(10,989)	(7,356,471)	(7,813,226)	(7,827,432)	(7,324,252)	(6,464,234)
Gross Profit:
Supermarkets	2,819	1,887,346	2,031,199	1,942,468	1,900,404	1,676,133
Shopping Centers	310	207,612	214,042	186,821	181,991	144,891
Home improvement	665	444,980	506,761	425,275	389,487	351,586
Department stores	472	315,965	302,229	250,163	268,830	241,407
Financial services	176	117,865	116,544	78,632	55,713	37,372
Other(5)	4	2,763	7,337	(1,197)	13,481	9,728
Total Gross Profit	4,446	2,976,530	3,178,112	2,883,597	2,809,907	2,461,117

Administrative expenses, distribution costs and other expenses	(3,769)	(2,523,381)	(2,675,486)	(2,482,777)	(2,357,582)	(2,048,390)
Other income	450	301,152	210,521	114,438	108,291	107,011
Participation in earnings of associates	18	11,896	14,067	6,208	10,289	5,642
Financial income	22	14,540	14,939	6,709	5,999	8,231
Financial expenses	(423)	(283,511)	(259,038)	(180,258)	(196,592)	(173,276)
Other gains (losses)(6)	89	59,564	(124,455)	(6,515)	(3,165)	(11,711
Exchange differences	56	37,287	(116,743)	(24,411)	(22,787)	(13,100)
Losses from indexation	(21)	(14,312)	(22,009)	(39,576)	(18,885)	(23,538)
Income (loss) before taxes	866	579,766	219,908	277,416	335,476	311,988
Income tax charge	(287)	(191,969)	(58,540)	(125,932)	(94,068)	(92,226)
Profit from Continuing Operations	579	387,797	161,368	151,485	241,408	219,762
Profit from Discontinued Operations(7)	0	0	70,617	12,662	8,357	33,047
Net Income	579	387,797	231,985	164,146	249,765	252,809
Profit attributable to non-controlling shareholders	0.1	43	44	(748)	(166)	2,851
Profit attributable to controlling shareholders	579	387,755	231,941	164,895	249,930	249,959
Net earnings attributable to shareholders per share for continuing operations:
Basic(8)	0.2	135	57	54	87	93
Diluted(8)	0.2	135	56	54	87	92
Net earnings attributable to shareholders per share for discontinued operations:
Basic(8)	0.0	0	25	4	3	14
Diluted(8)	0.0	0	25	4	3	14
Number of Shares
Total number of Shares	2,862,536,947	2,862,536,947	2,828,723,963	2,828,723,963	2,762,910,986	2,327,518,639
Dividends per share:
Basic(8)	0.2	135	82	58	90	107
Diluted(8)	0.2	135	81	58	90	106

(3)  Includes support services, financing, adjustments and others.

(4)  Includes support services, financing, adjustments and others.

(5)  Includes support services, financing, adjustments and others.

(6)  As of December 31, 2015 the Company has recorded a goodwill impairment in the amount of Ch$116,771 million (BRL$566 million).

Balance sheet data:

	As of December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S.$)(9)	(in millions of Ch$)(10)
Total current assets	4,026	2,695,509	2,501,765	3,002,468	2,425,219	2,334,567
Property, plant, equipment and investment property net	3,852	2,578,794	2,711,491	3,009,728	3,101,884	2,977,838
Other assets	7,729	5,174,455	4,897,470	4,704,307	4,538,131	4,361,594
Total assets	15,608	10,448,757	10,110,725	10,716,503	10,065,234	9,674,000
Total current liabilities	3,867	2,589,088	2,426,085	3,138,770	2,951,699	3,329,041
Total non-current liabilities	5,640	3,775,618	3,713,828	3,286,247	2,852,168	2,946,747
Total liabilities	9,507	6,364,706	6,139,913	6,425,017	5,803,867	6,275,788
Paid-in capital	3,616	2,420,565	2,321,381	2,321,381	2,321,381	1,551,812
Non-controlling interest	(2)	(1,208)	(934)	(832)	100	678
Net equity attributable to controlling shareholders	6,102	4,085,260	3,971,746	4,292,318	4,261,267	3,397,534
Total net equity and liabilities	15,608	10,448,757	10,110,725	10,716,503	10,065,234	9,674,000

Other financial data:

	Year ended December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S.$)(11)	(in millions of Ch$)(12)
Cash Flow Data
Net cash provided by (used in):
Operating activities	604	404,067	636,151	389,483	364,782	718,715
Investing activities	(121)	(81,100)	31,046	(233,396)	(320,507)	(1,873,568)
Financing activities	(459)	(307,014)	(638,609)	(112,378)	(107,029)	1,246,077)
Other Financial Information
Capital expenditures	(311)	(208,173)	(171,606)	(227,423)	(317,710)	(573,650)
Depreciation and amortization	(340)	(227,713)	(218,490)	(200,043)	(186,576)	(138,941)
Financial Ratios
Gross margin(13)	28.8%	28.8%	28.9%	26.9%	27.7%	27.6%
Net margin(14)	3.8%	3.8%	2.1%	1.5%	2.5%	2.8%
Working capital ratio(15)	1.04	1.04	1.03	0.96	0.82	0.70

(7)  As of December 31, 2015 the Company has recognized a gain of Ch$61,373 million within the consolidated statement of profit and loss by function, under the “Profit from discontinued operations” line. The generated profit includes Ch$30,144 million corresponding to the benefit related to the measurement at fair value of non-controlling interest in subsidiaries held after the sale.

(8)  In U.S. dollars and Chilean pesos.

(9)  Except financial ratios.

(10)  Except financial ratios.

(11)  Except financial ratios.

(12)  Except financial ratios.

(13)  Consolidated gross profit divided by consolidated revenues from ordinary activities.

Comprehensive income:

	Year ended December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S.$)	(in millions of Ch$)
Comprehensive income attributable to controlling shareholders	449	300,906	(257,312)	76,056	94,725	34,002
Comprehensive (loss) income attributable to non-controlling shareholders	(0.3)	(222)	(102)	(881)	(168)	(5,354)
Total comprehensive income	449	300,684	(257,414)	75,175	94,557	28,648

Operating data:

	Year ended December 31,
	2016	2015	2014	2013	2012
Number of Stores
Supermarkets:
Chile	245	245	238	224	214
Argentina	283	286	290	290	288
Brazil	211	222	219	221	204
Peru	91	90	87	87	86
Colombia	103	101	100	100	96
Supermarkets subtotal	933	944	934	922	888
Home Improvement Stores:
Chile	35	35	33	32	31
Argentina	51	50	50	48	47
Colombia	10	10	9	9	4
Home improvement stores subtotal	96	95	92	89	82
Department Stores:
Chile	79	79	79	77	78
Peru	10	9	9	6	0
Department stores subtotal	89	88	88	83	78
Shopping Centers:
Chile	25	25	25	25	9
Argentina	22	22	22	18	18
Peru	4	4	4	3	2
Colombia	2	2	2	2	0
Shopping centers subtotal	53	53	53	48	29
Total	1,171	1,180	1,167	1,123	1,076

	(in square meters)
Total Selling Space(16)
Supermarkets:
Chile	578,362	577,547	567,873	546,236	524,677
Argentina	524,821	526,475	529,428	519,171	522,270
Brazil	594,855	611,363	602,194	596,746	552,764
Peru	272,001	269,526	261,700	259,360	258,762
Colombia	431,232	426,393	425,196	428,469	416,699
Supermarkets subtotal	2,401,272	2,411,305	2,386,391	2,349,981	2,275,172
Home Improvement Stores:
Chile	325,315	325,315	307,853	307,853	299,806
Argentina	391,546	383,786	383,786	373,490	369,067
Colombia	82,320	82,320	75,733	75,732	37,060
Home improvement stores subtotal	799,181	791,421	767,372	757,074	705,933
Department Stores:
Chile	377,288	374,153	375,586	371,891	377,191
Peru	55,333	45,233	45,233	32,222	0
Department stores subtotal	432,621	419,386	420,819	404,113	377,191
Shopping Centers:
Chile	421,564	431,207	433,053	412,418	410,117
Argentina	277,203	277,203	281,515	241,410	241,410
Peru	71,191	71,191	71,191	58,388	41,303
Colombia	8,890	14,991	14,514	14,514	0
Shopping centers subtotal	778,848	794,592	800,272	756,264	692,830
Total	4,411,922	4,416,704	4,374,855	4,237,899	4,051,126

(14)  Consolidated net income divided by consolidated revenues from ordinary activities.

(15)  Consolidated current assets divided by consolidated current liabilities.

(16)  In square meters at period end.

	(in millions of Ch$)
Average Sales per Store(17)
Supermarkets:
Chile	10,678	10,223	9,894	9,943	9,617
Argentina	5,771	7,534	6,254	6,162	6,083
Brazil	7,517	7,556	9,837	9,067	10,270
Peru	9,216	9,639	9,617	8,569	8,360
Colombia	7,883	8,327	9,999	9,185	1,189
Supermarkets subtotal	8,026	8,523	8,736	8,228	8,356
Home Improvement Stores:
Chile	14,864	14,139	14,107	14,022	12,915
Argentina	13,929	18,218	13,859	14,209	13,191
Colombia	6,374	6,348	6,717	9,449	10,682
Home improvement stores subtotal	13,483	15,466	13,179	13,858	12,964
Department Stores:
Chile	13,403	12,566	12,053	12,413	11,360
Peru	6,809	6,550	4,360	2,430
Department stores subtotal	12,662	11,950	11,945	11,691	11,360
Shopping Centers:
Chile	5,861	5,361	11,284	11,284	9,309
Argentina	3,199	3,915	4,620	4,620	4,365
Peru	5,000	4,715	4,852	4,852	2,301
Colombia	4,472	4,503	8,642	8,642	N.A.
Shopping centers subtotal	4,638	4,680	7,080	7,080	5,939
Total

	(%)
Increase (Decrease) in Same-Store Sales(18)
Supermarkets:
Chile	3.9%	4.6%	4.3%	1.6%	4.8%
Argentina	17.3%	16.8%	29.0%	17.3%	18.5%
Brazil	(2.4)%	(6.3)%	(0.6)%	(0.5)%	0.5%
Peru	1.0%	0.8%	4.6%	1.5%	4.2%
Colombia	5.0%	1.4%	(1.5)%	(7.4)%	N.A.
Home Improvement Stores:
Chile	3.3%	3.1%	2.7%	6.1%	6.3%
Argentina	18.4%	30.2%	27.5%	30.3%	26.6%
Colombia	8.8%	4.2%	(3.4)%	0.3%	4.1%
Department Stores:
Chile	6.4%	3.3%	(0.5)%	4.7%	5.3%
Peru	11.1%	13.7%	(0.1)%	N.A.	N.A.

	(in millions of Ch$)
Sales per Square Meter(19)
Supermarkets:
Chile	4.52	4.37	4.15	4.08	3.92
Argentina	3.11	4.08	3.43	3.44	3.35
Brazil	2.67	2.74	3.58	3.36	3.79
Peru	3.08	3.27	3.20	2.87	2.78
Colombia	1.88	1.98	2.35	2.14	0.28
Supermarkets subtotal	3.12	3.35	3.42	3.52	3.56
Home Improvement Stores:
Chile	1.60	1.56	1.48	1.46	1.34
Argentina	1.81	2.37	1.81	1.83	1.68
Colombia	0.77	0.80	1.04	1.04	1.15
Home improvement stores subtotal	1.62	1.89	1.57	1.62	1.51
Department Stores:
Chile	2.81	2.65	2.54	2.57	2.35
Peru	1.23	1.30	0.10	0.45	0
Department stores subtotal	2.60	2.50	2.36	2.57	2.35
Shopping Centers:
Chile	0.35	0.31	0.28	0.26	0.22
Argentina	0.25	0.31	0.24	0.29	0.28
Peru	0.28	0.26	0.24	0.24	0.14
Colombia	1.01	0.61	0.70	0.30	0
Shopping centers subtotal	0.32	0.31	0.27	0.27	0.23

Total number of store employees(20)	138,160	140,474	153,234	154,603	146,424

(17)  Sales for the fiscal period divided by the number of stores or shopping centers, as applicable, at the end of the fiscal period.

(18)  Reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2015 and operated throughout the last six months of 2015, (i) “same-store sales” would include the sales of that store for the last six months of 2015 and the last six months of 2016 and (ii) we would consider the sales of the new store during the first six months of 2016 as sales from a newly opened store. Calculated in local currency.

(19)  Sales for the period divided by the square meters of selling space or leasable space, as applicable, at the end of each month during the period.

(20)  Number of full-time employee equivalents at period end.

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

	Daily observed exchange rate Ch$ per U.S.$(21)
	High(22)	Low(23)	Average(24)	Period end(25)
Year ended December 31,
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.34	606.75
2015	715.66	597.10	654.66	710.16
2016	730.31	645.22	676.67	685.98
Month end
October 31, 2016	670.88	651.18	663.56	651.18
November 30, 2016	679.24	650.72	667.18	673.54
December 31, 2016	677.11	649.40	666.97	669.47
January 31, 2017	673.36	646.19	660.08	646.19
February 28, 2017	648.88	638.35	643.34	648.88
March 31, 2017	669.52	650.98	661.86	663.97
April 2017 (through April 24, 2017)	661.42	647.47	653.54	650.65

(21)  Source: Chilean Central Bank.

(22)  Exchange rates are the actual low and high, on a daily basis for each period.

(23)  Exchange rates are the actual low and high, on a daily basis for each period.

(24)  The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(25)  Each year period ends on December 31, and the respective period-end exchange rate is published by the Chilean Central Bank on the first business day of the following year. Each month period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Chilean Central Bank on the first business day of the following month.

Argentina

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ar$1.00 to U.S.$1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. For the last few years the Argentine government has maintained a policy of intervention in foreign exchange markets, conducting periodic transactions for the sale and purchase of U.S. dollars. There is no way to foresee whether this could continue in the future. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation as reported by the Central Bank of Argentina. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Daily observed exchange rate Ar$ per U.S.$
	High	Low	Average(26)	Period end
Year ended December 31,
2012	4.917	4.304	4.552	4.917
2013	6.518	4.923	5.479	6.518
2014	8.556	6.543	8.119	8.552
2015	13.763	8.554	9.269	13.005
2016	16.039	13.069	14.779	15.850
Month end
October 31, 2016	15.225	15.115	15.181	15.175
November 30, 2016	15.844	15.018	15.340	15.844
December 31, 2016	16.039	15.523	15.830	15.850
January 31, 2017	16.503	15.808	15.907	15.912
February 28, 2017	15.835	15.368	15.598	15.455
March 31, 2017	15.669	15.382	15.524	15.382
April 2017 (through April 21, 2017)	15.418	15.174	15.333	15.393

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

	Daily observed exchange rate R$ per U.S.$
	High	Low	Average(27)	Period end
Year ended December 31,
2012	2.1121	1.7024	1.9550	2.0435
2013	2.4457	1.9528	2.1605	2.3426
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3387	3.9048
2016	4.1558	3.1193	3.4833	3.2591
Month end
October 31, 2016	3.2359	3.1193	3.1858	3.1811
November 30, 2016	3.4446	3.2024	3.3420	3.3967
December 31, 2016	3.4650	3.2591	3.3523	3.2591
January 31, 2017	3.2729	3.1270	3.1966	3.1270
February 28, 2017	3.1479	3.0510	3.1042	3.0993
March 31, 2017	3.1735	3.0765	3.1279	3.1684
April 2017 (through April 20, 2017)	3.1463	3.0923	3.1238	3.1453

(26)  Represents the daily average exchange rate during each of the relevant periods.

(27)  Represents the daily average exchange rate during each of the relevant periods.

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

The following table sets forth the Central Bank of Peru’s period-average and period-end buying rates for U.S. dollars for the periods indicated.

	Daily observed exchange rate S/. per U.S.$
	High	Low	Average(28)	Period end
Year ended December 31,
2012	2.709	2.549	2.638	2.549
2013	2.819	2.539	2.701	2.794
2014	2.987	2.760	2.838	2.981
2015	3.408	2.981	3.184	3.408
2016	3.536	3.248	3.373	3.352
Month end
October 31, 2016	3.407	3.351	3.384	3.360
November 30, 2016	3.423	3.359	3.401	3.409
December 31, 2016	3.418	3.352	3.393	3.352
January 31, 2017	3.391	3.275	3.338	3.282
February 28, 2017	3.291	3.240	3.258	3.259
March 31, 2017	3.294	3.240	3.262	3.246
April 2017 (through April 20, 2017)	3.252	2.249	3.164	3.242

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

	Daily observed exchange rate Col$ per U.S.$
	High	Low	Average(29)	Period end
Year ended December 31,
2012	1,942.70	1,754.89	1,797.65	1,768.23
2013	1,952.11	1,758.45	1,869.10	1,926.83
2014	2,446.35	1,846.12	2,000.33	2,392.46
2015	3,356.00	2,360.58	2,743.39	3,149.47
2016	3,434.89	2,833.78	3,050.98	3,000.71
Month end
October 31, 2016	2,967.66	2,880.08	2,929.39	2,967.66
November 30, 2016	3,187.97	2,984.78	3,110.26	3,165.09
December 31, 2016	3,085.60	2,964.56	3,009.86	3,000.71
January 31, 2017	3,000.71	2,919.01	2,949.72	2,924.77
February 28, 2017	2,921.90	2,851,98	2,879.57	2,896.27
March 31, 2017	3,004.43	2,880.24	2,942.29	2,880.24
April 2017 (through April 24, 2017)	2,885.57	2,837.90	2,866.48	2,868.89

(28)  Calculated as the average of the month-end exchange rates during the relevant period.

(29)  Calculated as the average of the month-end exchange rates during the relevant period.

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

Efforts by others to enter the markets in which we operate, or to expand their exsiting businesses in such markets, could adversely affect our business.  For example, SMU S.A., the owner of Unimarc supermarkets, completed an initial public offering in January 2017, and we expect that the proceeds therefrom would better position it to invest in its supermarkets business, including expansion of convenience stores in Chile.  In addition, in March 2017, Walmart announced plans to invest U.S.$800 million in Chile over the next three years, including to open new supermarkets, remodel certain existing stores, and to develop a distribution center and its online business.  Other domestic and international players have also expressed their interest in expanding their business in certain of our markets.  For example, clothing retailers Forever 21 and H&M have both announced plans to expand their presence in Chile and Peru.  To the extent any of the foregoing measures implemented, our market share in the affected countries may decline, which could adversely affect our results.

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

Increasing competition may cause us to lower our prices, increase expenditures and take other actions that could have a material adverse effect on us or compel us to reduce our planned growth, acquisitions and capital expenditures. As other retailers expand their operations in Chile, Argentina, Brazil, Peru and Colombia, and other international retailers enter these markets, competition will continue to intensify. We are unable to respond effectively to competitive pressures and changes in the retail markets, our market share may deteriorate, which could have a material adverse effect on us.

Our traditional retail stores, supermarkets and shopping centers face increasing competition from internet sales which may negatively affect sales of traditional channels.

In recent years, retail sales of food, clothing and home improvement products over the internet have increased significantly in each of the countries in which we operate, and we expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure therein.  For example, Amazon recently announced that it would focus more resources on its business in certain of our markets.  Growth in the internet retail business of our competitors would harm not only our retail operations but also our internet retail operations. Internet retailers are able to sell directly to consumers, diminishing the importance of traditional distribution channels such as supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large sales force. As a result, such internet food retailers are able to offer their products at lower costs than we do and in certain cases are able to bypass retailing intermediaries and deliver particularly high-quality, fresh products to consumers. We believe that our consumers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue. If internet sales continue to grow, consumers’ reliance on traditional distribution channels such as our supermarkets, home improvement stores, department stores and shopping centers could be materially diminished, which could have a material adverse effect on us.

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

Chilean, Argentine, Brazilian, and Colombian antitrust laws contain provisions that require authorization by the antitrust authorities in those countries for the acquisition of, or entering into joint venture agreements with, companies with a relevant market share. Such authorizations have been denied in some cases involving the industries in which we operate. Peru does not currently apply such controls, but we cannot assure you that it will not impose them in the future.

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

Moreover, on December 14, 2011, the Chilean antitrust authority (Fiscalía Nacional Económica, or “FNE”) announced an investigation into anti-competitive practices in the food retail industry including several local operators such as Cencosud. In connection with this investigation, on January 6, 2016, the FNE presented a suit against Cencosud, Walmart Chile and SMU (holding company of Unimarc supermarkets), accusing them of colluding in order not to sell poultry products below a certain price.

Cencosud believes that it has complied with all applicable regulations in conducting its business will defend itself in court and expects to prove that it has not colluded with other supermarket operators to control prices, however we cannot guarantee such an outcome.

While the suit may result in the imposition of fines on the parties being investigated, including Cencosud, Cencosud does not believe that such fines, if any, would have a material adverse effect on its results of operations. Potential fines in this case could be up to 30,000 UTA (approximately U.S.$23 million at the time of the suit filing). However, we cannot assure you that this investigation, or future investigations, will not result in a material adverse effect on us, including financial and reputational harm.

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

We have historically experienced seasonality in our retail sales in Chile, Argentina, Brazil, Peru and Colombia, principally due to stronger sales during the Christmas and New Year holiday season and during the beginning of each school year in March, and reduced sales during the months of January and February due to the summer holidays. For example, in 2014, 2015 and 2016, 28.0%, 27.7% and 27.6% of our consolidated revenues were generated during the fourth quarter, respectively. Any economic slowdown, interruption to our business or to the business of our suppliers, or the occurrence of any other circumstance that may impact our business during the first or last quarter of any fiscal year may therefore have a material adverse effect on us.

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

We receive from our suppliers rebates, allowances and promotional incentives that reduce our cost of inventories and related costs of goods sold, improving our gross margins. For example, commercial allowances from suppliers include fees from suppliers for the sale of their products in our stores, supplier rebates and bonuses, supplier promotional allowances and fees, and fees from publicity activities carried out for third parties using our proprietary customer information. For the year ended December 31, 2016, supplier allowances and promotional incentives amounted to 16.4% of costs in our supermarket division, 9.5% of costs in our home improvement division and 6.0% of costs for our department store division. For the year ended December 31, 2016, the amount of these allowances and promotional incentives amounted to Ch$1,237,454 million and were recorded as a reduction to inventory costs and related costs of sales. We cannot assure you that we will be able to obtain a similar level of such fees, rebates, bonuses or allowances in the future. Should any of our key suppliers reduce or otherwise eliminate these arrangements, our profit margin for the affected products could be impacted, which could in turn have a material adverse effect on us.

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

In developed markets consumers have begun to express a preference for small-box stores shunning away from traditional big-box outlets. This trend in markets such as the U.S. and the U.K. has been more evident in fresh, on-the-go foods and the grocery channel. As a consequence retailers in these markets such as Walmart, Tesco and Target have responded by turning to small-box stores as drivers for growth, as a means to target a more urban consumer and as an engine for revenue expansion. This has led to the rolling out of new formats such as Walmart Express, Tesco Express and Fresh and Easy Express in formats of 1,400 square meters distancing themselves from the traditional big-box 10,000 square meters outlets. As our markets have become more saturated and developed, we have noted the beginning of a similar trend in certain of the countries in which we operate.

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

Although not a part of our core business, our credit card and consumer finance operations in Chile, Argentina, Peru, Colombia and Brazil are a growing segment of our business. We currently bear all of the credit risk associated with our credit cards in Argentina and Peru. In Brazil, where we operate our credit card through a joint venture with Brazil’s Banco Bradesco, we bear 50% of the credit risk associated with our cards, including defaults in payment and losses with Banco Bradesco bearing the remaining risk. In Colombia we are currently engaged in a joint venture with Colombia´s Banco Colpatria through which we bear 50% of the credit risk associated with issued credit cards. In Chile we are currently engaged in a joint venture with Scotiabank through which we bear 49% of the credit risk associated with issued credit cards. Results of our financial business in Chile, Brazil and Colombia for the years ended December 31, 2016, 2015 and 2014 were included in the Financial Services segment. See “Item 4. Information on the Company—B. Business Overview—Financial Services—Brazil” for additional details related to our joint venture with Banco Bradesco and Banco Colpatria.

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

More recently, SERNAC initiated a voluntary collective mediation process in connection with CAT regarding an alleged change in credit card commissions’ policies, to which we have been invited.  We believe we have been in compliance with all legal requirements and all contract terms, are actively collaborating in the process to ensure our customers are not affected, and do not expect any material impact from this mediation process.

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

We have a significant focus on perishable products. Sales of perishable products accounted for approximately 37.9%, 38.4% and 35.8% of our total sales in 2016, 2015 and 2014, respectively. As we source part of our fresh products from local producers, such changes in climate could impair or limit our ability to source such products, thus affecting our capacity to offer the full assortment of products that we normally carry. Any such disruption could have a material adverse effect on us.

We rely on various suppliers and vendors to provide and deliver our product inventory on a continuous basis. We could suffer significant perishable product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. For example, recent reports of tainted Brazilian beef have affected the global beef supply chain, and eroded customer confidence in the product in Brazil and our other markets which import beef from Brazil, like Chile.  As more countries suspend beef imports from Brazil, the global price for available beef is expected to rise, which, coupled with consumer perception after the scandal, could adversely affect our sales in Brazil and Chile. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering systems will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which could have a material adverse effect on us.

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

We have entered into thirteen credit support agreements in connection with derivative transactions with different international and local financial intuitions. Each credit support agreement provides collateral obligations between swap counterparties to mitigate the existing credit risk inherent to operation. If a credit downgrade event occurs, it could result in our having to post additional collateral in connection with a “Margin Call” and us having to pay cash or any other eligible collateral to cover the incurred liabilities at a given valuation date. As of December 31, 2016, notional amounts in cross currency swaps with different counterparties stood at approximately U.S.$2.5 billion.

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

As of December 31, 2016, approximately 43.2% of our retail store employees were represented by unions under several collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we have experienced labor strikes in the past and we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not have a material adverse effect on us. See “Item 4. Information on the Company—B. Business Overview” and “Item 6.Directors, Senior Management and Employees—D. Employees.”

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

Peru in particular is exposed to recurring flooding and mudslides resulting from the heavy rain attributable to the El Niño phenomenon.  The first quarter of 2017 had Peru witness unusually heavy rains not seen in almost 20 years, causing damage to the country’s infrastructure, caused shortages in food and water, and the deployment of armed forces to maintain order.  While the economic impact of this disaster has not yet been quantified, we expect that it will negatively affect economic growth in Peru and our results from our Peruvian operations.

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

Despite the economic recovery and relative stabilization since the early 2000’s, social and political tensions and high levels of poverty and unemployment continue throughout Latin America. For example, wide scale protests throughout Brazil have called for the impeachment of President Dilma Rousseff following ongoing investigations into allegations of corruption in state-controlled enterprises, which finally ended with the removal of the president from his position by the Senate in September 1, 2016. The unstable political scenario may have contributed to the decline of the confidence of investors and the public in general, resulting in the current recession. If growth were to slow in the countries in which we operate, this could result in heightened political tension and protests, similar to the recent Agricultural strikes in Colombia and civil unrest in Brazil and Argentina. If these situations were to become widespread and government measures to reduce inequality failed, they could have an adverse effect on our business.

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

Chile’s tax reform, approved in September 2014, introduced changes that come into effect in the following years that may increase our operating and compliance costs.

The corporate tax rate in Chile has been increasing gradually in the years following the tax reform. The rate will be 25.5% for 2017 and 27% for 2018. The effects of this tax reform may increase our operating and compliance costs, which could negatively affect our financial results and our ability to grow our business. The Tax Reform Act was amended in February, 2016, but the key changes and impact of the reform remained.

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

Historically, a significant portion of our indebtedness has been denominated in U.S. dollars, while a substantial part of our revenues and operating expenses has been denominated in Chilean pesos. In addition in February 2015 the company accessed the international debt markets through a dual-tranche bond issuance. This new issuance significantly increased Cencosud´s exposure to the U.S. dollar. If the Chilean peso’s value declines against the dollar, we will need more Chilean pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect us. As of December 31, 2016, after cross currency swaps and forward exchange agreements that fully hedge against the variation between the Chilean peso and the U.S. dollar, 17% of our net financial debt (bank borrowings and bonds) was denominated in U.S. dollars. The remainder of our interest-bearing debt is primarily UF- or Chilean peso-denominated and therefore not subject to exchange rate risk. Our hedging policy against foreign exchange fluctuations is disclosed in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.” We cannot assure you that our hedging policies will avoid future losses related to exchange rate variations.

Any significant currency devaluation or foreign exchange fluctuation in the future may adversely affect the performance of the Chilean economy and have a material adverse effect on us.

Significant developments stemming from the recent U.S. presidential election could have a material adverse effect on us.

On November 8, 2016, Mr. Donald J. Trump was elected the president of the United States, and he took office on January 20, 2017. As a candidate, President-Elect Trump espoused antipathy towards existing and proposed trade agreements, greater restrictions on free trade generally and significant increases on tariffs on goods imported into the United States. Changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the countries where we currently operate could adversely affect economic growth in these countries, and accordingly may have an adverse effect on our business.

Risks Related to Chile

Our growth and profitability depend on the level of economic activity in Chile and other markets.

42.0%, 37.6% and 36.3% of our revenues from ordinary activities in the years ended December 31, 2016, 2015 and 2014, respectively, were derived from revenues in Chile. Accordingly, our results of operations and financial condition are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, including further consequences of economic difficulties in Brazil, Argentina and other emerging markets, will not have a material adverse effect on us.

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

Chile is currently involved in litigation at the international court at The Hague with its neighboring country Bolivia over its current borders and water rights of the Silala River. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have a material adverse effect on the Chilean economy, and, as a result, our results of operations and the market value of our securities.

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

In addition, good locations are increasingly difficult to find, particularly for our big-box stores. Most major retailers have locked up key mall properties and control large land banks, and as a result we have faced difficulties in finding acceptable sites because we are more likely to open mid- to large-size supermarkets. We may be vulnerable to the expansion by “small box” supermarkets, such as convenience stores, who may more readily find suitable properties

Inflation and government measures to curb inflation may adversely affect the Chilean economy and have a material adverse effect on us.

Chile has experienced high levels of inflation in the past when compared to the country´s Central Bank inflationary target, including increases in the Chilean consumer price index of inflation of 4.6% in 2014, inflation of 4.4% in 2015 and inflation of 2.7% in 2016 according to the National Institute of Statistics of Chile.

The measures taken by the Chilean Central Bank to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and services and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts are denominated in Unidades de Fomento or are indexed to the Chilean consumer price index, and we may not be able to fully pass any such increases on to our customers, which could have a material adverse effect on us. Furthermore, at December 31, 2016, approximately 19% of our outstanding debt was UF-denominated. As a result, severe increases in inflation could affect the Chilean economy and could have a material adverse effect on us.

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

On December 29, 2014 the executive branch of the Chilean government, led by President Michelle Bachelet, signed an extensive labor reform bill which was sent to the Chilean Congress for parliamentary proceedings and approval. A revised version of the bill was approved by the Senate and the lower house, and was enacted into law on August 29, 2016.

This bill includes the following:

•                  Extension of collective bargaining coverage of workers who work on a temporary basis, or those who work in a company in an intern capacity.

•                  Expansion of matters covered by collective barganing.

•                  Establishment of collective bargaining agreement provisions as the basis for negotiations between workers and employers, where a collective bargaining has been entered into. In the absence of a collective bargaining agreement, the employer’s response, which is required to include benefits that are at least equal to the benefits granted union employees, will constitute the basis of the negotiation.

•                  Granting autonomy to companies and trade union organizations that agree on special working conditions, such as accomodation of employees with family responsibilities and the distribution of weekly working hours.

•                  Regulation of the trade union organizatons’ right to information regarding the financial conditions of the company and remuneration of workers in executive positions.

•                  Recognition of the effective strike as a right of collective exercise and prohibition of the replacement of workers on strike.

•                  Requirement that women represent no less than 30% of the directors in a union.

•                  Creation of the Superior Labor Council, whose regulations will establish mechanisms to ensure that at least one-third of its members are women.

•                  Recognition of inter-company unions, small unions and micro unions, though negotiations with such unions is voluntary.

During 2016, collective bargaining with unions resulted in up to 30 processes involving over 35% of our total headcount in Chile. During this period no strikes were registered. Starting in April 2017, the implementation of the labor reform will begin, increasing the bargaining power of the unions, which could result in increased labor costs and/or a higher probability of disruptions at our operations, which could have an adverse effect on our operations.

Risks Related to Argentina

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ar$1.00 to U.S.$1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency

Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. For the last few years the Argentine government has maintained a policy of intervention in foreign exchange markets, conducting periodic transactions for the sale and purchase of U.S. dollars. This trend has changed with the current Administration, which shows a more market friendly orientation. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina.”

Presidential and Congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration took office on December 10, 2015. The Macri administration implemented, after December 17, 2015, several reforms to the foreign exchange market to provide greater flexibility and easier access to the foreign exchange market. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina.”

In December 2015 the Argentine Central Bank returned to a free-float policy with interventions designed to enhance the operation of the foreign exchange market. However, immediately after a significant portion of the foreign exchange controls were lifted, the peso devalued by approximately 40%, as the peso-U.S. dollar exchange rate reached Ps. 13.76 to U.S. $1.00 on December 17, 2015. The peso has since floated freely with limited intervention by the Central Bank, and the nominal exchange rate experienced moderate variations.

Although general economic conditions in Argentina have recovered significantly after the 2002 crisis, there is uncertainty as to whether this growth is sustainable, especially considering the lower growth rates of recent years, and current public fiscal deficit. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine peso and a high excess production capacity derived after a long period of deep recession, and was favored by high commodity prices. The global economic crisis of 2008 has led to a sudden deceleration of the economy, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and lack of consumer and investor confidence. According to the Instituto National de Estadísticas y Censos (the Argentine National Institute of Statistics and Census, or “INDEC”), Argentina’s gross domestic product, in real terms, grew by 0.1% in 2009, 9.4% in 2010 and is estimated to have grown 8.5%, 0.9% and 2.9% in 2011, 2012 and 2013, respectively while expanding 0.5% in 2014. In 2015, real GDP increased by 2.4% compared to 2014. INDEC reported that real GDP decreased by 2.3% in 2016 compared to 2015. We cannot assure you that GDP will increase or remain stable in the future. Economic growth in Argentina could face challenges related to its balance of payments and levels of reserves.

Following IMF reports regarding the data produced by the INDEC, in 2014, the INDEC released the IPCNu, an index that measures prices on goods across the country replacing the previous index that only measured inflation in the urban area of the Autonomous City of Buenos Aires. The Macri administration appointed new authorities at INDEC, to implement methodological changes and adjust statistics on the basis of these reforms. In January 2016, the new INDEC authorities announced the discontinuance of the methodology used by the previous administration and declared a state of statistical emergency, through which it suspended the publication of indexes indefinitely until the INDEC is able to calculate them on accurate official data. See “—Changes in statistic figures published by INDEC”.

Argentina has reached an agreement with a significant portion of holdout creditors of its foreign debt discussed in the New York courts, which was approved by the Argentine Congress on March 31, 2016. The Argentine Congress passed the Debt Authorization Law, thereby repealing the legislative obstacles to the settlement and approving the settlement proposal with the holdout creditors. On April 22, 2016, Argentina issued U.S.$16.5 billion of new debt securities in the international capital markets, and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements with holders of approximately U.S.$4.2 billion principal amount of untendered debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the New York court, on April 22, 2016, ordered the vacatur of all pari passu injunctions. As of January 2017, agreements in principle have been executed with holders of approximately 83% of principal amount of untendered debt (outstanding as of December 31, 2015).

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

Changes in statistic figures published by INDEC may affect its credibility and ability to provide reliable information about the Country’s main economic indicators.

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

The new index was criticized by economists and investors after its initial report found prices rising well below expectations. These events affected the credibility of the consumer price index published by INDEC, as well as other index published by INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. On February 1, 2013 Argentina became the first member nation of the IMF to be censured due to concerns that it may be underreporting inflation and GDP figures. The IMF gave Argentina a deadline of September 29, 2013 to take “remedial measures” to boost the accuracy of the data provided. In January 2014 the Argentine government revealed a new inflation index based on a new calculation methodology. In 2014, and 2015, the IMF reacted cautiously to the index stating that it would continue to review progress made by the Republic of Argentina revising inflation and gross domestic product statistics later in 2016.

The Macri administration replaced the authorities of INDEC. The new INDEC Director, Mr. Jorge Todesca, made substantial changes to the Institute methods and thus,   more reliable statistics and data had been produced. During the first six months of this reorganization period, the INDEC published official Consumer Price Index (“CPI”) figures published by the City of Buenos Aires and the Province of San Luis for reference. Certain revised foreign trade, balance of payment and GDP data for the years 2011 through 2015 and the CPI for May, June and July 2016 were released by the INDEC after the state of administrative emergency was declared on January 8, 2016. In October 2016, the INDEC reported that real GDP decreased by 2.4% in the first nine months of 2016 compared to the same period in 2015. On June 15, 2016, the INDEC resumed publishing inflation rates, reporting an increase of 1.1% for September 2016, 2.4% for October 2016, 1.6% for November 2016 and 1.2% for December 2016 using its new methodology for calculating the CPI. We expect that INDEC will continue in this trend.

Intervention by the Argentine government in the Argentine economy has decreased but certain policies of the former government are still in force.

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

Currently price controls in the Republic of Argentina are enforced under the “Precios Cuidados” program, an agreement between the government and retailers. This program reflects the basic basket of products for the country´s population and as of March, 2016, was comprised of more than 500 products in supermarkets and in the home improvement industry.  Recently, the Argentine Secretary of Commerce (“Secretaría de Comercio Interior”) has extended the duration of this program until May 2017. If these programs were to be expanded, they could have a materially adverse effect on us.

In December 2015, President Macri enacted two decrees in an effort to promote the inflow of foreign currency into Argentina and limit export duties (i) Decree 133/2015, which eliminated taxes on exports of wheat and corn, bovine meat, and decreased the tax on soybean exports; and (ii) Decree 160/2015 eliminating almost all of the duties on industrial exports. The Macri administration also eliminated foreign exchange restrictions to the payments of imports.

Recently implemented increases in the cost of public transportation and services may have a negative effect on our operating results.

The economic policies implemented by Macri’s Administration aim to reduce the State deficit by, among other things, raising the the fares and prices of public transportation and services. These increases had been challenged in the courts due to the excessive Degree of increases, which in certain cases, such as fares for public transportation and gas and electricity prices, are proposed to increase by approximately 500%. While these increases are expected to occur gradually, they may result in a decrease in consumption by consumers, and accordingly, may have an adverse effect on our business.

Risks Related to Brazil

Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets and could have a material adverse effect on us.

In the years ended December 31, 2014, 2015 and 2016 our operations in Brazil represented 20.1%, 15.3% and 15.4% of our consolidated revenues from ordinary activities for such periods, respectively. Accordingly, our financial condition and results of operations are dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation, currency devaluation, downgrades of Brazil’s investment credit rating and high levels of unemployment. Brazil is currently going through a deep recession. In 2015 and 2016, the Brazilian Real appreciated approximately 18.3% and devaluated 49.8% against the U.S. dollar, respectively. Brazil’s gross domestic product, in real terms, grew 1.9% in 2012, 3.0% in 2013 and 0.5% in 2014 and decreased 3.8% in 2015 and 3.6% in 2016. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could have a material adverse effect on us.

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

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies as well as privately held companies, have faced allegations of political corruption, since they have allegedly accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed, and personally enriched the recipients of bribes under this bribery scheme. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. Most recently, the Brazilian president was removed by the senate in connection with such investigations.

In addition, certain states in Brazil, in particular Rio de Janeiro, have been experiencing significant financial troubles.  In June 2016, Rio de Janeiro declared a state of “financial disaster” in order to change budgetary priorities while remaining in compliance with Brazil’s fiscal laws. The economic conditions there have continued to worsen, with many state civil servants not receiving their salaries.  This turmoil has led to an increase in unemployment, impacted GDP growth, and adversely effected the general economic conditions in Brazil.

The fiscal instability, ongoing investigations into allegations of corruption in state-controlled enterprises and the unstable political scenario that has slowed the pace of the fiscal adjustment were factors that may have contributed to the decline of the confidence of investors and the public in general, resulting in the current recession. The political and economic crises facing the country have contributed to undermining the confidence of consumers and investors. The unstable political scenario may also have an adverse impact on our business, financial condition, results of operations and the market price of our preferred shares and ADSs. For more information on the economic situation in Brazil, see “Item 5: Operating and Financial Review and Prospects—Operating Results—Trends and Factors Affecting Our Results of Operations—Developments in the Brazilian Economy.

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

Brazil has historically experienced high rates of inflation. In the recent past, inflation, as well as government efforts to combat inflation have had significant negative effects on the Brazilian economy and contributed to heightened volatility in the Brazilian securities market. In 2016, inflation measured by the Brazilian consumer price index (Índice de Preços ao Consumidor), or IPCA, fell notably after ending 2015 at 10.67%, above the upper limit of 6.5%, established by the Brazilian monetary council. As a result of the decline, inflation is now within the Central Bank’s target band of 2.5% to 6.5% closing at 6.3% in 2016. The inflation target for 2017 is set at 4.5%, allowing for a range two percentage points below or above this target. In 2017, factors that may adversely affect consumer inflation are, among others, (i) the depreciation of the Real against global benchmark currencies, (ii) a possible decision by the Brazilian federal government to raise utility prices (such as electricity tariffs) and (iii) potential tax increases. The market consensus forecast see inflation closing at 4.9% for 2017. The market expects inflation of 4.7% for 2018.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at December 31 was 10.0% in 2013, 14.25% in 2014, 13.25% in 2015 and 13.00% in 2016, as determined by the Central Bank of Brazil’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

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

Brazil’s power generation sector relies on, among others, hydroelectric plants, whose generation levels are affected by prevailing hydrological conditions, which are dependent on rainfall levels and heat levels. If hydrological conditions result in a low supply of electricity in Brazil, that could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. Brazil has experienced record heat levels in January 2014 which, coupled with a prolonged lack of rain, have left hydroelectric reservoirs at low levels. The recurrence in the future of unfavorable hydrological conditions could lead to the implementation of broad electricity conservation programs or increases in energy prices. In the event of electricity shortages, our operations and inventory management could be materially and adversely affected. This may in turn adversely affect our financial conditions and results from operations.

Risks Related to Peru

Economic, social and political developments in Peru, including political instability, could have an adverse effect on us.

Our operations in Peru represented 8.7%, 9.1% and 9.6% in 2014, 2015 and 2016 respectively, of our consolidated revenues from ordinary activities. Our results of operations and financial condition may be affected by changes in economic and other policies of the Peruvian government.

In the 1980’s, Peru suffered through periods of high inflation, which materially undermined the Peruvian economy and the government’s ability to create conditions that would support economic growth. However, the economic model has remained solid and consistent for more than 20 years, which has allowed foreign and local investors to invest freely in Peru. Furthermore, they can rely on constitutional protection of their investments.

In June 2016, after a democratic and participative presidential election in which Pedro Pablo Kuczynski ran on a pro-investment and open market platform, Mr. Kuczynski was elected as President (with 50.1% of the votes) for the 2016-2021 term. The election of Mr. Kuczynski as the new president is likely to generate a more predictable and prosperous domestic market, which in turn will generate a more attractive market for investors. However, the president will likely face opposition, as his party has a small presence in Congress (18 of 130 seats) and will have to forge alliances with other parties, in particular the “Fuerza Popular” (pro-Fujimori), which holds the majority of congressional seats (73 out of 130 seats).

In January 2017, Peru terminated a contract with a consortium led by Odebrecht SA to build a U.S.$7.0 billion natural gas pipeline, due to Odebrecht SA’s failure to secure timely financing, which was precipitated by allegations of bribery and corruption with respect to the process of awarding the pipeline contract, among other projects in and outside of Peru.  The cancellation of this and other projects is expected to have a negative impact on economic growth of between 0.5% and 1.0% because of the delay of the infrastructure works affecting private investment and consumption.  While the Peruvian government has introduced a package of economic measures called “Plan 150 Mil” whose objective is to achieve a 4.0% economic growth rate, there can be no assurance that these economic measures will be implemented as expected, or that they will be successful in boosting economic growth in Peru.  To the extent consumption in Peru stagnates, it could have an adverse effect on our business.

We are also currently in mediation proceedings with respect to a land lease agreement we entered into with the Peruvian army in which the price of the lease of one property is under discussion. While we believe that we have complied with all legal requirements and with the terms of the lease, the outcome of the mediations proceedings is unknown.  However, we do not expect that any costs or monetary penalties that could result therefrom would have any material impact on our business and operations.

A devaluation of Peru’s currency or unexpected changes in exchange controls could have a material adverse effect on us.

The Peruvian currency has historically experienced a significant number of devaluations and, as a result, the Peruvian government has adopted and operated under various exchange rate control practices and determination policies, ranging from strict control to market determination of exchange rates. More recently, the Nuevo Sol appreciated against the U.S. dollar by 5.4% in 2012 and depreciated against the U.S. dollar by 9.6% in 2013, 6.7% in 2014, and 14.3% in 2015 and appreciated 1.6% in 2016. As the Peruvian economy is partially dollarized, devaluation of the Nuevo Sol against the U.S. dollar could have a negative impact on the economy. Therefore, any significant devaluation of the Nuevo Sol against the U.S. dollar could have a material adverse effect on us.

Peru’s strong macroeconomic performance, dependence on minerals and metals exports and imported foodstuffs makes the economy vulnerable to fluctuations in world prices. Nonetheless, Peru continues to be a strong performing economy with some of the highest growth rates in Latin America and the world.

Tax reform measures in Peru may affect our operating results.

Recent tax reforms in Peru have resulted in a gradual increase in the corporate income tax rate. For 2017, the corporate income tax rate is increasing from 28.5% to 29.5%. While this was coupled with a decrease in the tax on dividends from 6.8% to 5% (applicable to distributions of profits originating as from 2017), these reforms may have an adverse effect on our operating results for our Peruvian operations.

Risks Related to Colombia

We are highly dependent on economic and political conditions in Colombia in connection with our supermarket and retail operations in Colombia.

As a result of our acquisition of supermarket operation in Colombia, the Colombian market has become a significant part of our supermarket business and related results of operations. Colombia has suffered periods of significant economic and political instability in the past. Colombia represented 10.2%, 8.3% and 8.6% of total consolidated revenues for 2014, 2015 and 2016, respectively.

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

Colombia’s fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 2.2% of GDP in 2013, 2.6% in 2014, 3.2% in 2015 and last available estimates made public in February 23, 2017 place the fiscal deficit at 3.6% of GDP in 2016. Despite the recovery of Colombia’s economy over the past several years, we cannot assure you that such growth and relative stability will be sustained. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

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

The Colombian government has indicated that tightening credit conditions in financial markets could have a potential, although limited, negative impact on Colombian economy mainly through lower foreign direct investment flows. A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States and China, could have a material adverse impact on Colombia’s balance of trade and adversely affect Colombia’s economic growth. According to the Colombian Ministry of Commerce, the United States is Colombia’s largest export market. According to the Office of the United States Trade Representative, Colombia was the United States’ 27th largest supplier of goods imports in 2015. U.S. goods imports from Colombia totaled US$14 billion in 2015, down 23% (US$4.2 billion) from 2014. U.S. imports from Colombia are down 39.2% from 2011 (pre-FTA). A decline in U.S. demand could have a material adverse effect on Colombian exports and Colombia’s economic growth, which could, in turn, likely have detrimental results on our business activities.

Colombia has experienced several periods of violence and instability and such violence instability could affect the economy and our operations.

Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla, paramilitary groups and drug cartels. In remote regions of the country, where governmental presence is minimal, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces, including the creation of specialized units. Despite these efforts, drug-related crime and guerrilla and paramilitary activity continue to exist in Colombia. Any possible escalation in the violence associated with these activities may have a negative impact on the Colombian economy in the future. In the context of any political instability, allegations have been made against members of the Colombian government concerning possible ties with paramilitary groups. These allegations may have a negative impact on the Colombian government’s credibility, which could in turn have a negative impact on the Colombian economy or our operations there in the future. In October 2016, the Colombian Government signed a peace agreement with the FARC guerilla to seek their demobilization and end of the armed conflict. The peace agreement was submitted to Colombian voters through a referendum in which voters rejected the peace agreement. In November 2016, the Colombian Government entered into a new peace agreement with FARC without submitting the agreement to voter approval. The Colombian Government is currently in negotiations for a peace agreement with the ELN guerrilla group.

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

The supermarket business and the commercial activity in general in Colombia is mainly regulated by the Colombian Consumer Protection Bureau and the free market. Nevertheless, the Colombian Superintendence of Industry and Commerce (the “Superintendencia de Industria y Comercio”) acts as the supervisory agency for the enforcement of regulations issued by the Colombian Consumer Protection Bureau. The Colombian Ministry of Industry and Tourism also plays an import role in the industry as it has within its reach ability to take any required measure to ensure the protection of the local market for domestic industry. In the past the ministry has relied on a wide array of measures to achieve this goal which have included the creation of product specific duties or price controls.

Furthermore, all corporations are regulated by the Colombia Superintendence of Corporations (“Superintendencia de Sociedades”). This government body oversees and approves corporate events such as mergers, acquisitions and bankruptcies. All corporations under the scope of this body in Colombia must file annual financial statements therewith.

Recent tax reform in Colombia may have an adverse effect on our sales.

Effective January 2017, the VAT rate in Colombia increased from 16% to 19%.  This increase will result in an increase in the effective price our customers pay for our products, which may have an adverse effect on our sales and results of operations in Colombia. In addition, effective March 2017, an increase to the income tax rates in Colombia will take effect.  The resulting decrease in disposable income could have an adverse effect on our sales and results of operations.

New or higher taxes resulting from changes in tax laws and regulations in Colombia or the interpretation thereof could adversely affect our results of operations in Colombia.

The enactment of new tax laws and regulations, and uncertainties with respect to the application or interpretations of future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and other taxes on net worth, have modified income tax withholding rates and have eliminated certain tax benefits. The last structural fiscal reform mandated an increase in the general VAT rate from 16% to 19% in 2017.

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

Rates of inflation in Colombia have been historically high, and we cannot assure you that inflation will not return to high levels. Inflation rates were 1.9% for 2013, 3.66% for 2014, 6.77% in 2015 and 5.75% in 2016. Inflationary pressures may, among other things, reduce consumers’ purchasing power and we cannot assure you that measures taken by the Colombian government and Colombian Central Bank will suffice to curb inflation. A return to high inflation in Colombia may harm our results of operations.

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

Our shares of common stock are listed and traded on the Santiago Stock Exchange and the Chile Electronic Stock Exchange, which we collectively refer to as the “Chilean Stock Exchanges.” Although ADS holders are entitled to withdraw shares of common stock underlying the ADSs from The Bank of New York Mellon (the “Depositary”) at any time, the Chilean Stock Exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. Although our shares of common stock are traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for our shares of common stock will continue to exist. As of the date of this annual report, our non-controlling shareholders hold approximately 46.2% of our outstanding shares of common stock. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market any shares of common stock obtained upon withdrawal of such shares from the ADS facility in the amount and at the price and time such holder desires, and could increase volatility of the price of the ADSs.

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

We are currently controlled by our founder, Mr. Horst Paulmann, who beneficially owns and controls approximately 53.4% of our shares, through Inversiones Quinchamali Ltda., Inversiones Latadía Ltda. and Inversiones Tano Ltda, as of the date of this annual report. In 2016, Mr.

Paulmann publicly sold shares representing approximately 6% of our total outstanding shares. Further dispositions by our controlling shareholder of a significant number of our shares, or the perception that such a disposition might occur, could materially and adversely affect the trading price of our shares of common stock on the Santiago Stock Exchange as well as the market price of the ADSs on the New York Stock Exchange.

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

History

Our history has been one demonstrating organic growth as well as significant acquisitions designed to enhance our footprint in the industries in which we operate and increase our market share and brand recognition.

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

2007—2011

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

2012— Present

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

On October 17, 2014, the Company announced that it was calling its Series A, C and D bonds issued under the number 443 (“Issuance No. 443”) of the securities registry for early redemption, and communicated the same to the Superintendencia de Valores y Seguros. As specified in the announcement, the Issuance No. 443 bonds were scheduled to be redeemed on November 19, 2014. Issuance No. 443 bonds totaled an aggregate amount of UF 10,000,000. Payment for the bonds was to be made in Chilean pesos according to the value of the UF on the redemption date. The Company had previously sought, but failed to obtain, the consent of its Issuance No. 443 bondholders for amendments to the related Bond Issuance Line of Debt Title on September 4, 2014 that would have allowed it to reduce its equity participation in CAT to as low as 45% of said equity, which was necessary for the Company to consummate the transactions contemplated in the Joint Venture Framework Agreement. The redemption of the Issuance No. 443 bonds paved the way for the full implementation of the Joint Venture Framework Agreement.

On January 30, 2015, the board of directors of the Company resolved to evaluate a possible separation of the Company’s Shopping Centers Division. The possible separation was contemplated to primarily involve shopping centers in Argentina, Chile, Peru and Colombia, coupled with the development of a plan for investment in additional expansions and new projects with the proceeds obtained from such separation, with the Company expecting to maintain a majority stake in the resulting entity. The process however is currently on standby and no decision to proceed has been made.  Any transaction ultimately undertaken with respect thereto will be subject to approval by the board of directors of the Company as well as the procurement of any other regulatory approvals required under applicable law.

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

On August 5, 2015 Cencosud received authorization to commercialize the first 15,000 square meters of the office towers of Costanera Center, which will be distributed among towers 2 and 4 of the complex. On August 11, 2015, the Company opened Sky Costanera, a sky deck located on floors 62 and 63 of the Costanera Tower.

On November 4, 2015, Cencosud announced the agreement to sell 39 pharmacies that the group operated within its supermarkets in Colombia, to Droguerias Cruz Verde.

On February 10, 2016, Cencosud announced the sale of 47 pharmacies that the group operated within its supermarkets in Peru, to Mifarma. The deal included the transfer of assets and leasing of the stores for a period of 10 years starting in March 2016.

On April 18, 2016 Cencosud sold its 33.3% stake in Mall Viña del Mar S.A. a company that owns and operates a shopping center in Viña del Mar and a shopping center in Curico, for UF 4,275,000 (approximately U.S.$160 million).

On July 11, 2016 Cencosud announced the filing of the prospectus for a registered public secondary offering through a process known as Subasta de Libro de Órdenes in compliance with the Chilean Law and the rules of the Santiago Stock Exchange. On July 19, 2016 Inversiones Tano Limitada completed the Offering of 170.6 million common shares of the Company. Cencosud S.A. did not receive any proceeds related to this offering. Following the transaction, the Paulman family’s share ownership in the Company decreased to 53.76%.

On September 29, 2016, we renewed the JV agreement with Colpatria (a subsidiary of Scotiabank) to jointly develop the financial retail business in Colombia. The agreement is a 15 year term contract which involves a one-time payment from Colpatria to Cencosud, and the distribution, in equal parts, of future business profitability.

On November 4, 2016 Cencosud announced the sale of Teleticket, a ticketing agency for shows in Peru. The sale also includes the leasing of 36 sales modules located in our stores; Wong, Metro and Paris.

On November 30, 2016, the Company issued two bond series in the Chilean local market: Series P Bonds and Series R Bonds. The Series P Bonds, in the amount of 5,000,000 UF have a maturity date of November 7, 2022, a nominal rate of 4.70% per year and a fiscal interest rate of 5.34%. The Series R Bonds, in the amount of 5,000,000 Unidades de Fomento have a maturity date of November 7, 2041, a nominal rate of 2.70% per year and a fiscal interest rate of 3.39%. The Series P and Series R bonds were issued in accordance with the tax regime established by Article 104 of the Income Tax Law contained in Decree Law No. 824 of 1974, as amended.

Principal Capital Expenditures for Organic Expansion

Capital expenditures totaled Ch$208,173 million, Ch$ 171,606 million and Ch$227,423 million for the years ended December 31, 2016, 2015 and 2014, respectively. For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures and permanent investments.”

B. BUSINESS OVERVIEW

Our Company

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. See “—Industry Overview and Competition” for more explanation on the methodology we use to calculate our market position in such sectors and countries. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We are headquartered in Chile and have operations in Chile, Argentina, Brazil, Colombia and Peru. Our business consists of five segments, including three retail segments, which allows us to reach a wide range of customers offering various combinations of products, price, quality and service. The company believes Peru and Colombia are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth and low formal retail penetration as described in herein and in “Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina, Colombia and Peru, with 53 shopping malls representing 778,848 square meters of gross leasable area as of December 31, 2016, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

For the year ended December 31, 2016, we had 1,171 stores and shopping centers with an aggregate of 4,411,922 square meters of selling space and had assets of Ch$10,448,757 million, liabilities of Ch$6,364,706 million, net earnings attributable to controlling shareholders of Ch$387,797 million, and shareholders’ equity of Ch$4,084,052 million.

Throughout our 50-year history of growth we have developed, acquired, integrated and expanded several retail businesses with strong brands in the various markets where we operate. Since January 1, 2005, we have grown our total number of stores and shopping centers from 425 to 1,170 as of December 31, 2016 and the total selling space of our retail stores and shopping centers from 1,433,838 to 4,411,922 square meters as of December 31, 2016. In addition, over the same period, we completed several strategic acquisitions that have significantly increased the size and geographic scope of our operations.

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

The following table presents our total number of stores and shopping centers by country as of December 31, 2016:

	Chile	Argentina	Brazil	Peru	Colombia	Total
Supermarkets	245	283	211	91	103	933
Home improvement stores	35	51	0	0	10	96
Department stores	79	0	0	10	0	89
Shopping centers	25	22	0	4	2	53
Total	384	356	211	105	115	1.171

In summary, highlights of our commercial activities include:

•                  1,171 stores and shopping centers as of December 31, 2016.

•                  4,411,922 square meters of selling space as of December 31, 2016.

•                  A total of 5,9 million active credit cards issued and U.S.$2.2 billion in credit card operations as of December 31, 2016

The following table indicates the percentages of revenues from ordinary activities and gross profit that each of our geographical markets represented for the period indicated:

	Year Ended December 31, 2016
	Chile	Argentina	Brazil	Peru	Colombia
	(in millions of Ch$)
Revenues from ordinary activities (continuing operations)	4,342,505	2,528,990	1,589,768	986,986	884,753
Gross profit	1,247,865	933,311	346,116	261,439	187,800

We are organized in six business segments: supermarkets, home improvement stores, department stores, shopping centers and financial services, plus complementary activities described as “Other.”

Supermarkets. We operate 933 supermarkets throughout Chile, Argentina, Brazil, Peru and Colombia as of December 31, 2016, selling a wide variety of name brand and private label products. We believe that we are the second-largest supermarket operator in Chile, in terms of revenues, based on our comparisons against information from public filings of our main competitors as of December 31, 2016, the second largest in Argentina and Peru, based also on information provided by a third-party market researcher, Nielsen. We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and as of December 31, 2016 we operated a total of 245 supermarkets in Chile under the Santa Isabel and Jumbo brands. We operate 283 supermarkets under Jumbo, Disco and Super Vea brands in Argentina, as of December 31, 2016.

In Brazil, as a result of our acquisitions, we are now the fourth-largest supermarket operator in terms of revenues, according to the ABRAS. We estimate that we are the largest operator in the state of Minas Gerais, the second-largest in the northeast of Brazil, and the third-largest in the state of Rio de Janeiro, all in terms of sales. Our operations in Brazil comprise 211 supermarkets.

According to Nielsen, we are the second largest supermarket operator in Peru in terms of sales, with 91 stores as of December 31, 2016.

In Colombia we are the third largest player in the food retailing industry according to Nielsen data as of December 31, 2016. Our operations in the country comprise 103 supermarkets operating under the Metro and Jumbo brands. See “—A. History and Development of the Company—History.”

Home improvement stores. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of revenues based on our comparison against publically filed information from our main competitors as of December 31, 2016. We sell a wide variety of building and other materials, including name brand and private label products. As of December 31, 2016, we have 35 Easy home improvement stores and 325,315 square meters of home improvement store selling space in Chile and 51 Easy and Blaisten home improvement stores and 391,546 square meters of home improvement store selling space in Argentina. In October 2008, we opened the first home improvement store in Colombia and as of December 31, 2016 we have 10 Easy home improvement stores and 82,320 square meters of selling space in Colombia.

Department stores. We believe that we are the second-largest department store operator in Chile, in terms of revenues based on our comparison against information from public filings of our main competitors as of December 31, 2016. We also believe we have the largest selling space for department stores in Chile. We operate 79 department stores in Chile under the Paris and Johnson brands with 377,288 square meters of total selling space as of December 31, 2016 and 10 Paris stores in Peru with selling space of 55,333 square meters. Our Paris stores sell a wide variety of merchandise such as apparel, home furnishings, electronics and sporting goods, including name brand and private label products. We began the use of a two-brand strategy in Chile after acquiring an 85.58% interest in Johnson, which at the time operated 39 stores throughout Chile under the Johnson brand and an additional 13 stores using the FES brand with a total selling space of 117,569 square meters. This acquisition added 43.2% of selling space over our existing Paris stores. FES stores were closed during the 2013 period. We completed the acquisition of the remainder of outstanding shares of Johnson on December 18, 2013.

Shopping centers. We believe that we are the second-largest operator of shopping centers in each of Chile and the largest Argentina, in terms of total leasable area based on our comparisons against publically filed information from our main competitors as of December 31, 2016. As of December 31, 2016, we own and manage 25 shopping centers in Chile, 22 in Argentina four in Peru and two in Colombia with a total gross leasable area to third parties of 778,848 square meters. In Chile and Argentina, each of our shopping centers contains a Jumbo hypermarket, an Easy home improvement store and, in Chile, a Paris department store as well as other third-party-owned businesses intended to attract customers and enhance their overall shopping experience.

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

As of December 31, 2016, we had a total of 5.9 million credit cards and other accounts in Chile, Argentina, Brazil, Colombia and Peru. As of December 31, 2016, we also had U.S.$2.2 billion in customer loans outstanding. Our financial services segment also includes our insurance brokerage services in Argentina, Chile, Brazil and Peru.

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

For the years ended December 31, 2016, 2015 and 2014, results from our “Other” segment represented 0.1%, 0.0% and 0.2%, respectively, of our consolidated revenues.

See also, “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” for additional details regarding our acquisition activities in recent years.

	Year Ended December 31, 2016
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services	Other(30)
	(in millions of Ch$)
Revenues from ordinary activities	7,487,810	1,294,348	1,126,931	238,722	177,683	7,506
Gross profit	1,887,346	444,980	315,965	207,612	117,865	2,763

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

As of December 31, 2016, our brand portfolio includes the following principal brands:

	SUPERMARKETS	HOME IMPROVEMENT	DEPARTMENT STORES
Argentina	Jumbo, Disco and Vea	Easy, Blastein	—
Brazil	Prezunic, Gbarbosa, Bretas, Mercantil Rodriguez, Perini	—	—
Chile	Jumbo and Santa Isabel	Easy	Paris and Johnson
Colombia	Jumbo and Metro	Easy	—
Peru	Wong and Metro	—	Paris

We believe we have established a positive record in the operation of our businesses. The following table sets forth certain performance metrics(24) related to our consolidated growth for the periods presented:

	Year Ended December 31,
	2016	2015	2014
	(in millions of Ch$)(31)
Number of retail stores(32)	1,118	1,127	1,114
Total store area (square meters)	3,633,074	3,622,111	3,574,582
Net sales	10,333,001	10,991,338	10,711,029

Supermarkets

General

We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and at December 31, 2016 we owned a total of 245 supermarkets and hypermarkets in Chile operating under the

(30)  See “—Our Company” for a description of our “Other” segment.

(31)  Except numbers of stores and selling space.

(32)  Number of stores and total store area excludes shopping centers and Financial Services.

Jumbo and Santa Isabel brands. We opened our first Jumbo hypermarket in Argentina in 1982 and in 2004 acquired the Disco supermarket chain, significantly enhancing our presence in Argentina and at December 31, 2016 we operated 283 hypermarkets and supermarkets under Jumbo, Disco and Vea brands in Argentina. We estimate that we are the second largest operator in Argentina and Chile in terms of sales.

In recent years, we have expanded beyond our traditional supermarket presence in Chile and Argentina and have made sizeable acquisitions in Brazil, Colombia and Peru. As a result, at December 31, 2016 we operated 211 supermarket and hypermarket stores in Brazil under the brands GBarbosa, Mercantil Rodrigues, Perini, Bretas and Prezunic. The Company is Brazil’s fourth-largest supermarket operator, in terms of revenues, according to ABRAS. In Peru, we operated 91 Metro and Wong hypermarkets and supermarkets at December 31, 2016. According to Nielsen, we are the second largest supermarket operator in Peru in terms of sales. In 2012, we entered the Colombian supermarket industry through the purchase of the second largest player in the country at that time. Our supermarket operations in the country were rebranded Jumbo and Metro. In 2013, the rebranding process was completed and Cencosud has focused on building brand awareness. According to information received from Nielsen we estimate that we are the third largest player in the Colombian market.

For the year ended December 31, 2016, our supermarkets generated revenues from ordinary activities and gross profit of Ch$7,487,810 million and Ch$1,887,346 million, respectively.

The following table sets forth, for the periods indicated, certain metrics related to our supermarket operations:

	Year ended December 31,
	2016	2015	2014
	(in millions of Ch$)(33)
Number of stores	933	944	934
Total selling space (square meters)	2,401,272	2,411,304	2,386,391
Average sales per store	8,026	8,523	8,736
Sales per square meter	3.12	3.34	3.42

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our supermarkets per country:

	Year ended December 31,
Revenues from ordinary activities	2016	2015	2014
	(in millions of Ch$)
Chile	2,616,198	2,504,714	2,354,805
Argentina	1,633,149	2,154,753	1,813,585
Brazil	1,587,849	1,677,543	2,154,313
Peru	838,635	867,511	836,676
Colombia	811,979	841,046	999,857
Total	7,487,810	8,045,566	8,159,237

Chile

At December 31, 2016, we operated 245 hypermarkets and supermarkets in Chile under the Jumbo and Santa Isabel brands, which together had 578,362 square meters of total selling space.

The following table sets forth certain information regarding our supermarkets in Chile as of and for the periods indicated:

	Year ended December 31
	2016	2015	2014
Number of stores	245	245	224
Total selling space (square meters)	578,362	577,547	546,236

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

We operate our supermarkets in Chile mainly under our Santa Isabel brand, which is primarily aimed at the low- to middle-income segment of the Chilean population. Our Santa Isabel stores sell a wide variety of food products and general merchandise items similar to that offered by our Jumbo hypermarkets; however, Santa Isabel stores also offer higher quality merchandise, and convenient locations. In addition, certain Santa Isabel stores feature higher margin specialty departments such as prepared foods, fresh seafood and bakery departments. Santa Isabel also offers products such as alcohol, cosmetics, household and other non-food items. We recently began using our Jumbo brand to open supermarkets aimed at a middle

(33)  Except numbers of stores and selling space.

and upper-middle income consumers interested in quality products and a high level of service. These stores mainly market food items with a special focus on fresh fruits and vegetables while offering a wide array of ready-made foods.

Argentina

General

We operated 283 supermarkets in Argentina at December 31, 2016, which together had 524,821 square meters of total selling space.

The following table sets forth certain information regarding our supermarkets in Argentina as of and for the periods indicated:

	Year ended December 31,
	2016	2015	2014
Number of stores	283	286	290
Total selling space (square meters)	524,821	526,475	529,428

We opened our first Jumbo hypermarket in Argentina in 1982. Our Jumbo hypermarkets and supermarkets are our largest stores in Argentina and have selling areas ranging from about 300 square meters to 12,223 square meters.

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

As in Chile, our Jumbo hypermarkets in Argentina offer a wide range of food and non-food items, including fresh fruits and vegetables, baked goods, fresh meats and other grocery items. We select our products according to quality and value rather than looking to offer the lowest price products in the market. Jumbo also operates a virtual Supermarket (www.jumbo.com.ar) that allows our customers to place orders over the internet for home delivery.

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

As of December 31, 2016, we operated 211 stores in Brazil that together had 594,855 square meters of total selling space. In addition to these, we also operate 138 locations in numerous formats such as Eletro-show stores, pharmacies, gas station and delicatessen under our GBarbosa, Bretas and Perini brands in Brazil. For the year ended December 31, 2016, our supermarkets in Brazil generated revenues from ordinary activities of Ch$1,587,849 million, representing 15.4% of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain information related to our supermarkets in Brazil(34) for the periods presented:

	Year ended December 31,
	2016	2015	2014
Number of stores	211	222	219
Total selling space (square meters)	594,855	611,363	602,194

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

Cardoso. In October 2011, we acquired Cardoso, a three-store supermarket chain in the state of Bahia, with annual net sales of approximately R$60 million (U.S.$35.9 million) in 2011, for a purchase price of R$18 million (approximately U.S.$11.3 million or Ch$5,429 million). We have converted the acquired stores to the GBarbosa format and are now operating them under that brand.

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

Peru

On January 31, 2008, we acquired 100% of the shares of GSW S.A., operating under the brand name Wong in Peru, for approximately U.S.$467 million (approximately Ch$217,295 million). As of December 31, 2016, we operated 91 Wong and Metro hypermarkets and supermarkets in Peru which together had 272,001 square meters of total retail selling space. For the year ended December 31, 2016, our stores in Peru generated revenues from ordinary activities of Ch$838,635 million, representing 8.1% our consolidated revenues from ordinary activities for such period.

The following table sets forth certain information related to our Wong and Metro supermarkets and hypermarkets in Peru for the periods presented:

	Year ended December 31,
	2016	2015	2014
Number of stores	91	90	87
Total selling space (square meters)	272,001	269,526	261,700

(34)  Excluding Eletro-show stores and pharmacies operating under the GBarbosa brand. See “—Other Operations—Electronic Stores” and “—Other Operations—Pharmacies.”

As of December 31, 2016, we operated supermarkets and hypermarkets under our Metro and Wong brands in Peru. Metro stores carry our full line of products and brands, at a variety of price points. The target market of our Metro stores is primarily the middle- and low-income segment of the Peruvian population. Our Wong stores carry our full line of products and brands, at a variety of price points. In addition, some Wong stores contain separate specialty retail facilities operated by third parties. The target market of our Wong stores is primarily the middle- and high-income segment of the Peruvian population.

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

The following table sets forth certain information related to our supermarkets and hypermarkets in Colombia for the periods presented:

	Year ended December 31,
	2016	2015	2014
Number of stores	103	101	100
Total selling space (square meters)	431,232	426,393	425,196

As of December 31, 2016 the hypermarkets we operated in Colombia had an average selling space of 4,187 square meters. These stores carry a varied assortment of goods at a variety of price points. Cencosud completed the rebranding of these supermarkets in the third quarter of 2013, bringing to the Colombian market its Jumbo and Metro brands. As in the other countries where we operate, Jumbo hypermarkets are primarily targeted at the upper- to middle-income segment of the population offering a wide range of imported products with high quality standards for its perishables and service. As in Peru our Metro hypermarkets target the mid to lower income segment of the population and have a more promotional approach offering a combination of competitive pricing through specific promotional activities and lower degree of service relative to Jumbo while trying to offer the highest quality product available at those prices.

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

In addition to its Jumbo operations in Colombia, Cencosud also operates hypermarkets and supermarkets under its Metro brand. These hypermarkets have a greater focus on the middle-low income segment of the population. These stores are usually open 14 to 15 hours a day, depending on location and have flexible closing hours to accommodate the needs of the local community. Unlike Jumbo hypermarkets, Metro has a greater focus on competitive pricing strategies for its clients and is aimed at those that value price without neglecting quality.

Convenience stores. Our 19 convenience stores in Colombia operate under the Metro brand. These locations are aimed at a consumer that values proximity to a “one-stop shop” location. These supermarkets offer a limited variety of products due to the size of the locations.

Omnichannel: Our omnichannel strategy is comprised of web sales of non-food products under the Jumbo brand, and home delivery of food products for both Jumbo and Metro. We launched web sales of food products in April 2017.

Home improvement stores

General

In 1993 we opened our first Easy home improvement store segment in Chile and, since 2002, we have rapidly expanded our home improvement operations. As of December 31, 2016, we operated 96 Easy home improvement stores in Argentina, Chile and Colombia dedicated to home improvement, hobbies and construction. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of selling space, based on our comparisons against information from public filings of our main competitors as of December 31, 2016, and on information provided in the report by Planet Retail, a third-party research company, dated as of that date. In October 2008, we opened the first home improvement store in Colombia. For the year ended December 31, 2016, our home improvement stores generated revenues from ordinary activities and gross profit of Ch$1,294,348 million, Ch$444,980 million, respectively.

Our home improvement operations have expanded through organic growth over the past three years. The following table sets forth, for the periods indicated, information regarding the expansion of our home improvement operations:

	Year ended December 31,
	2016	2015	2014
Number of stores	96	95	93
Total selling space (square meters)	799,181	791,421	779,606

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our home improvement stores per country:

	Year ended December 31,
	2016	2015	2014
	(in millions of Ch$)
Revenues from ordinary activities
Chile	520,224	494,849	465,520
Argentina	710,380	910,920	692,925
Colombia	63,744	63,476	67,171
Total	1,294,348	1,469,246	1,225,616

Chile

In Chile, we operate our home improvement store business through 35 Easy home improvement stores. For the years ended December 31, 2016, 2015 and 2014, Easy home improvement stores in Chile generated revenues from ordinary activities of Ch$520,224 million, Ch$494,849 million and Ch$465,520 million, respectively, representing 5.0%, 4.5% and 4.3% of our consolidated revenues from ordinary activities during those periods.

The following table sets forth certain information related to our Easy home improvement stores in Chile for the periods presented:

	Year ended December 31,
	2016	2015	2014
Number of stores	35	35	33
Total selling space (square meters)	325,315	325,315	313,500

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

Easy has a centralized purchasing model based on demand forecasting. However, each store can generate its own supplementary purchases. Price and commercial terms are overseen by different business managers in charge of negotiating with major providers. The product mix is determined based on the needs of the particular community that the store serves. Each year a commercial agreement is signed with each of our suppliers. These commercial agreements are standard for all suppliers and cover the terms on which goods are bought by Easy including volume, discounts, marketing expenses born by the supplier, fees charged for the use of space in the store, logistics expenses, and space in new stores. At December 31, 2016, our Easy home improvement stores in Chile have an average of 9,295 square meters of selling area. Each of our Easy home improvement stores has easily accessible car parking and many are located at our shopping centers. Our Easy home improvement stores offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials; and (v) agricultural products.

Argentina

In Argentina, we operate our home improvement store business through 51 Easy and Blaisten home improvement stores, which had 391,546 square meters of total selling space as of December 31, 2016. For the year ended December 31, 2016, our home improvement stores in Argentina generated revenues from ordinary activities of Ch$ 710,380 million, representing 6.9% of our consolidated revenues from ordinary activities during such period.

The following table sets forth certain information related to our Easy home improvement stores in Argentina for the periods presented:

	Year ended December 31,
	2016	2015	2014
Number of stores	51	50	50
Total selling space (square meters)(35)	391,546	383,786	383,786

Our home improvement business in Argentina acquired four former Home Depot stores in 2002 and nine Blaisten stores in 2008. At December 31, 2016, our Easy and Blaisten home improvement stores in Argentina have an average of 7,677 square meters of selling space. Each of our Easy home improvement stores in Argentina has easily accessible car parking and many are located at our shopping centers.

Our Easy home improvement stores in Argentina offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials and (iv) building and wholesale construction materials.

Colombia

In May 2007, we entered into a joint venture with Casino to develop the home improvement store business in Colombia, and subsequently acquired 100% ownership of the joint venture. In October 2008, we opened our first Easy home improvement store in Bogota, and as of December 31, 2016 we operated 10 Easy home improvement stores. For the year ended December 31, 2016, our Easy home improvement stores in Colombia generated revenues from ordinary activities of Ch$63,744 million, representing 0.6% of our consolidated revenues from ordinary activities for such period. Seven of our Easy home improvement stores are located in Bogota, two are located in the city of Medellin and one in the city of Valledupar.

The following table sets forth certain information related to our Easy home improvement stores in Colombia for the periods presented:

	Year ended December 31,
	2016	2015	2014
Number of stores	10	10	10
Total selling space (square meters)	82,320	82,320	82,320

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

Department Stores

We entered the department store business in March 2005 through the acquisition of Empresas Almacenes Paris S.A., one of Chile’s leading department stores in terms of sales and number of stores. The principal activity of Paris is the retail sale of apparel products (including clothes for women, men and children, shoes and accessories) which represent approximately 58% of department stores’ sales, as well as of household goods, electronics and technology products which represent the other 42% of department stores’ sales, each as of December 31, 2016. As of December 31, 2016, we estimate that we were the second-largest department store operator in Chile, in terms of sales. Based on our comparison against information from public filings of our main competitors as of December 31, 2016, we also believe we have the largest selling space for department stores in Chile.

As of December 31, 2016, we operated 79 department stores in Chile, which together had 377,288 square meters of total selling space. In Peru, our Paris store operations comprise 10 stores with 55,333 square meters of selling space. For the years ended December 31, 2016, 2015 and 2014, our department stores generated revenues from ordinary activities of Ch$1,126,931 million, Ch$1,051,642 million and Ch$991,442 million, respectively, representing 10.9%, 9.6% and 9.3% of our consolidated revenues from ordinary activities for such periods.

The following table sets forth certain information related to our department stores in Chile for the periods presented:

	Year ended December 31,
	2016	2015	2014
Number of stores	79	79	79
Total selling space (square meters)	377,288	374,153	375,586

Chile

Our Paris and Johnson department stores in Chile have an average selling area of 4,776 square meters.

(35)  Excludes aisles and cashier space.

Our Paris department stores carry a variety of products, including (i) clothing, (ii) accessories and cosmetics, (iii) home décor, (iv) electronic and household appliances, (v) sporting goods, and (vi) footwear. Our Paris department stores currently carry private label products under the brands Opposite, Alaniz, Tribu, Attimo, Aussie, Rainforest and Greenfield. Johnson carries the brands Suburbia, Muv, Fes and Yoko, among others.

Peru

The following table sets forth certain information related to our department stores in Peru for the periods presented:

	Year ended December 31,
	2016	2015	2014
Number of stores	10	9	9
Total selling space (square meters)	55,333	45,233	45,232

Our Paris department stores operations in Peru were launched in 2013 and have an average selling area of 5,533 square meters.

Shopping Centers

General

We are a regional operator of shopping centers in Latin America with operations in Chile, Argentina, Peru and Colombia. We are the largest operator of shopping centers in Argentina and the second in Chile in terms of total area for lease, on the basis of our comparisons with public information of our main competitors. We had a total leasable area to third parties of 778,848 square meters as of December 31, 2016. We are owners and operators of 25 shopping centers in Chile, 22 in Argentina, 4 in Peru and 2 in Colombia (the majority stake in two shopping centers in Colombia).

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

•                  Neighborhood (22): Shopping Malls with up 70,000 square meters of GLA with areas of influence in the surrounding communities, with anchors, satellites and in some cases medical centers.

•                  Factory (3): Shopping Centers for discount brands.

•                  Power Centers (21): Centers of up to 35,000 square meters of GLA including a maximum of two Anchor stores and a small number of local satellite stores.

•                  Strip Centers (3): Centers with up to 10,000 square meters of GLA with one anchor store with a maximum of 5,000 square meters, plus an additional satellite store.

In Chile and Argentina, almost all of our shopping center formats host a Jumbo hypermarket, an Easy home improvement store, and in Chile and Peru they host a Paris department store while also housing other third party business. Cencosud seeks to attract more traffic by meeting the consumers’ needs in a better fashion and by improving the overall shopping experience.

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our shopping centers per country:

	Year ended December 31,
	2016	2015	2014
	(in millions of Ch$)
Revenues from ordinary activities
Chile	139,408	134,018	120,734
Argentina	70,370	86,134	66,589
Peru	20,001	18,867	17,438
Colombia	8,944	9,007	10,089
Total	238,722	248,026	214,850

Chile

In Chile, Cencosud is the second largest mall operator, and owns and operates 25 shopping centers with 98.2% occupancy and with over one million square meters in total GLA, under the following formats Mega Center, Regional, Neighborhood, Strip Centers and Power Centers.

The shopping centers are located throughout Chile, having nine shopping centers located in Santiago and 16 other regions. During 2012 we opened Costanera Center, the first mixed-use Mega Center in Chile and one of the largest and most successful in the Latin American shopping center industry. The waterfront project also comprises four office towers and a hotel, within the project. On August 5, 2015, Cencosud received authorization to commercialize the first 15,000 square meters of the office towers of Costanera Center, which were distributed among towers 2 and 4 of the complex. On August 11, 2015 the Company opened Sky Costanera, a sky deck located on floors 60 and 61 of the Costanera Tower.

Additionally Cencosud operates a mega center in Santiago, one regional shopping centers, eight neighborhood shopping centers in Santiago and the rest of the country under the brand Portal (e.g. La Dehesa, La Florida, Nuñoa and La Reina, Bellotto, Rancagua, Talcahuano, Temuco, Osorno) and fifteen Power Center.

The following table shows certain information regarding the shopping centers we own in Chile as of and for the year ended December 31, 2016.

Chile	Number of Malls	GLA Total	GLA Third Parties	GLA Related Parties
		(square meters)
Mega Center	1	152,667	115,740	36,927
Regional	1	117,920	74,559	43,362
Neighborhood	8	471,604	211,859	259,745
Power Center	15	359,025	19,407	339,618
Total	25	1,101,216	421,564	679,652

Argentina

Cencosud is the leader in the shopping center industry in Argentina in terms of GLA that totaled over 740,000 square meters in the country, with 22 shopping centers with 97.2% occupancy. In Argentina, Cencosud owns and operates five different formats: regional, neighborhood, factory, power centers and strip center. Unicenter, based in Buenos Aires, is the main regional shopping center in the country. Cencosud also operates 11 neighborhood shopping centers under the brand Portal, three factory, six power centers and one strip centers.

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

The following table presents certain information regarding the shopping centers we own in Argentina as of December 31, 2016.

Argentina	Number of Malls	GLA Total	GLA Third Parties	GLA Related Parties
		(square meters)
Regional	1	98,524	74,782	23,741
Neighborhood	11	422,759	151,974	270,786
Factory	3	118,000	34,192	83,808
Power Center	6	103,611	15,748	87,863
Strip Center	1	5,000	507	4,493
Total	22	747,894	277,203	470,691

Peru

In Peru, Cencosud owns and operates four malls, with a GLA of 123,144 square meters with 90.5% occupancy, a regional shopping center called Plaza Lima Sur located in Lima, a neighborhood mall in the city of Arequipa, called Arequipa Center and two Strip Centers in Lima.

The following table presents certain information regarding the shopping centers we own in Peru as of December 31, 2016:

Peru	Number of Malls	GLA Total	GLA Third Parties	GLA Related Parties
	(square meters)
Regional	1	75,897	43,634	32,263
Neighborhood	1	30,280	17,075	13,204
Strip Center	2	16,968	10,481	6,486
Total	4	123,144	71,191	51,953

Colombia

In Colombia, Cencosud has a majority stake in two shopping centers, El Limonar Shopping Center in the city of Cali with 159 stores and Shopping Center Santa Ana with 48 stores in the city of Bogotá, altogether totaling 43,184 square meters of GLA with 36.4% of occupancy.

Colombia	Number of Malls	GLA Total	GLA Third Parties	GLA Related Parties
	(square meters)
Local	2	43,184	8,890	34,294
Total	2	43,184	8,890	34,294

Financial Services

General

Our financial services division was established in 2003 in Chile when we launched our “Jumbo Más” credit card. With our acquisition of Paris in 2005, we obtained our predecessor’s credit card accounts and thus significantly expanded our credit card business. Our strategy is to achieve higher penetration of our credit card business as we encourage consumers to use our credit cards rather than third-party cards, such as Visa or MasterCard. In Chile, during the year ended December 31, 2016, 32.6% of total sales in department stores, 12.7% in hypermarkets and supermarkets and 22.2% in home improvement stores, were paid with one of our credit cards. As of December 31, 2016, we had over 5.9 million active credit card accounts. Our financial services operations also include joint ventures in Brazil, Colombia and Chile.

The following table sets forth, for the periods indicated, the revenues from ordinary activities from our financial services operations per country, as of December 31, 2016:

	Year ended December 31,
	2016	2015	2014
	(in millions of Ch$)
Revenues from ordinary activities (continuing operations)
Chile(36)	1,788	3,074	330
Argentina	111,093	103,034	67,796
Brazil(37)	1,920	5,057	3,843
Peru	59,002	49,001	42,814
Colombia(38)	3,880	5,654	8,095
Total	177,683	165,820	122,878

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

Business Definition

The financial services business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings the Company provides through each of its retail business units and is aimed at building long-term relationships with our customers. The largest percentage of the financial retail business corresponds to the Cencosud Credit Card in Chile, which has been operating for more than 15 years. In order to continue the development of this business the Company entered the Joint Venture Framework Agreement. In other markets the Company had already established joint ventures in order to complement its value offering for consumers in Brazil with Banco Bradesco, in Colombia with Banco Colpatria, and in Chile with Banco Scotiabank.

Risk Model

Foundations:

The Risk Management Model is tightly linked to the large-scale and fragmented nature of the retail cardholder portfolio with a very large volume of cardholders (more than 6,000,000 in the region).

(36)  Joint venture with Scotiabank since May 2015.

(37)  Joint venture with Banco Bradesco.

(38)  Joint venture with Colpatria.

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

Chile

Credit cards

On June 20, 2014, we entered into the Joint Venture Framework Agreement with Scotiabank to develop, on a joint basis, the retail finance business in Chile. Under this agreement, we believe that 2.5 million cardholders will benefit from easier access to new products and financial services and the expertise of Scotiabank, while receiving the Company’s client benefits at our Jumbo, Santa Isabel, Easy, Paris and Johnson stores and shopping centers. See “Item 4. Information on the Company — A. History and Development of the Company — History.”

In May 2015, we implemented the agreement and since then, we operate our financial services division in Chile through a joint venture with Scotiabank, under which they operate our Cencosud Credit Card, one of the largest private label credit cards in the country. Since May 2015, we granted Scotiabank the exclusive right to issue and operate the Cencosud Credit Card within our stores in Chile, as well the exclusive right, within Cencosud stores in Chile, to offer consumer loans, purchase financing and insurance on products.

The following table sets forth the credit cards sales from continuing operations by Hypermarkets, Supermarkets, Home Improvement and Department Stores businesses in Chile and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2014
	Sales	%
	(in millions of Ch$, except percentages)
Hypermarkets	293,222	17.5%
Supermarkets	69,978	6.2%
Home Improvement	115,262	20.7%
Department Stores	400,536	43.6%
Total(39)	926,946	21.2%

The table below sets forth information with respect to our credit card receivables in Chile:

Year ended December 31,
2014
(in millions of Ch$, except percentages)
Portfolio Status
Performing(40)	351,532
Past due:
31-89 days	18,425
90-180 days	14,752
181-365 days	0
Total	384,709
Over 365 days and legal proceedings(41)
Loan loss allowance as % of past due loans	61.9%
Loan loss allowance as % of all loans(42)	5.3%

The following table sets forth certain information regarding our non-performing loans and write-offs, for the periods indicated:

	Year ended December 31,
	2014
	Sales	%
	(in millions of Ch$, except percentages)
Non-performing loans as % of total loans	8.60%	8.48%
Total write-offs	41,382	57,018
Average monthly write-offs as % of total loans	0.90%	1.07%

(39)  Includes value added taxes

(40)  Performing loans not past due more than 30 days

(41)  Entire portfolio written off. These claims are subject to a 100% allowance.

(42)  Loan loss allowance does not include Ch$3,533 million of anti-cyclical provisions.

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offering extended warranties for certain of the electronic products sold at our stores. We also offer other attractive insurance plans to our existing retail customers. Our insurance activities focus on the sale of life, medical, unemployment, home and car insurance, in simple formats and at accessible rates focusing on underserved socio-economic segments. Our insurance products are sold through our distribution channels and are supported by telemarketing and personalized marketing to customers in Paris and Jumbo stores. During the years ended December 31, 2015 and 2014, our insurance activities in Chile generated revenues from ordinary activities of Ch$ 2,414 million and Ch$11,438 million, respectively, representing less than 1% of our consolidated revenues from ordinary activities for such periods. These figures do not include extended warranty proceeds, which are booked in the retail division.

Argentina

Credit cards

In Argentina we operate a credit card business for each of our retail brands. The Argentine market for financial services is served by domestic and foreign private banks, public sector banks, credit card operators and retailers. In April 2007, we entered the financial services and insurance markets in Argentina through the launch of our “Tarjeta Más.” As of December 31, 2016, we had issued 1.5 million active credit cards. For the year ended December 31, 2016, revenues from our proprietary cards in Argentina represented 1.1% of our total revenue. Through our Cencosud credit card, we have increased the purchasing power of our middle and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards. The following table sets forth the credit cards sales by Jumbo, Disco and Vea, and Easy in Argentina and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2016		2015		2014
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$, except percentages)
Supermarkets (Jumbo)	103,768	19.9%	135,639	19.4%	115,071	20.8%
Supermarkets (Disco & Vea)	98,240	6.6%	119,203	6.0%	90,474	5.4%
Home Improvement (Easy & Blaisten)	195,117	25.9%	230,810	23.7%	158,058	21.3%
Total	397,126	14.4%	485,653	13.3%	363,604	12.2%

The following table sets forth certain information regarding our non-performing loans and write-offs in Argentina, for the periods indicated.

	Year ended December 31,
	2016	2015	2014
	(in millions of Ch$, except percentages)
Non-performing loans as % of total loans	3.6%	4.2%	3.8%
Write-offs(43)	6,088	3,575	2,746
Average monthly write-offs as % of total loans	0.15%	0.11%	0.10%

The table below sets forth information with respect to our credit card receivables in Argentina:

	Year ended December 31,
	2016	2015	2014
	(in millions of Ch$, except percentages)
Portfolio Status
Performing(44)	318,728	255,829	211,947
Past due:
31-89 days	6,648	8,072	5,855
90-180 days	5,281	3,140	2,590
181-365 days	—	—	—
Total	330,648	267,041	220,392
Over 365 days and legal proceedings(45)
Loan loss allowance as % of past due loans	91.8%	71.7%	94.6%
Loan loss allowance as % of all loans	3.3%	3.0%	3.6%

(43)  Write-offs are presented net of recoveries, which as of December 2016, 2015 and 2014 amounted to Ch$4,245 million, Ch$3,678 million and Ch$4,486 million, respectively. For 2014, gross write-offs was Ch$7,232 million.

(44)  Performing loans not past due more than 30 days.

(45)  Entire portfolio written off. These claims are subject to a 100% allowance.

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offer extended warranties for certain of the electronic products sold at our stores and to offer other attractive insurance plans to our existing retail customers. In Argentina we offer insurance brokerage in the following areas: personal coverage, life insurance, homeowners and renters insurance, auto insurance, fraud insurance, health insurance, unemployment insurance, extended warranty coverage, pet insurance and others. The products are sold in our own retail chains and are also available via telemarketing through our call center. The insurance business has experienced substantial growth in recent years, and we believe it will continue to grow as new products are introduced and use of insurance in Argentina becomes more widespread. At December 31, 2016, our insurance brokerage operations in Argentina accounted for less than 1.0% of our consolidated revenues from ordinary activities.

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

We believe our long-term partnership with Banco Bradesco facilitates the sustainable growth of our financial services segment in Brazil by providing a number of competitive financing alternatives and affordable financial services products to our clients. As of December 31, 2016, we had approximately 1.194 million active credit card accounts in Brazil.

In the year ended December 31, 2016, 0.02% of our gross revenues in Brazil were derived from our financial services business carried out through Cartão Cencosud cards. Through these cards, we have increased the purchasing power of our middle-income and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards. These cards do not currently have administrative fees, are accepted only in our stores and allow our clients to purchase food and non-food products. We believe that without access to these cards, many of our clients would not be able to afford purchases of higher-priced non-food items. Despite the poor credit background of some of our clients, these cards have low delinquency rates.

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

Colpatria is responsible for all administrative processes related to the execution of the business such as the approval and upkeep of all credit facilities granted to clients and collection of receivables. Handling of the loan portfolio is the responsibility of Colpatria and all related efforts must be carried out in compliance with rules and under the supervision of the Superintendencia Financiera de Colombia (“SuperFinanciera”) or any other regulatory body governing the business being carried out. Results from the financial business in Colombia for the year ended December 31, 2014 were included in the supermarket segment. For the years ended December 31, 2015 and 2016 results were included in the financial services segment.

Profits or losses derived from this joint venture are distributed equally between the parties on a quarterly basis. This joint venture had a term of five years from 2012 being automatically extendable for an additional one year if neither party notified the other six months prior to the original termination date. On September 29, 2016, we renewed the JV agreement with Colpatria (a subsidiary of Scotiabank) to jointly develop the financial retail business in Colombia. The agreement is a 15 year term contract which involves a one-time payment from Colpatria to Cencosud, and the distribution, in equal parts, of future business profitability. Our financial services operations have a total of 552 thousand active credit cards in Colombia.

Peru

We aim to provide financial solutions to our customers in order to make our credit cards the primary form of payment used in our supermarkets and department stores in Peru.

In August 2011, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. The credit cards are operated through our supermarkets in Peru. In 2011, Cencosud created Banco Cencosud in Peru. In June 2012, we received the operation license from the SBS, and started operations in August 2012 through our Cencosud credit card. Our financial services segment also includes insurance brokerage services in Argentina, Chile, Brazil and Peru. Cencosud has a total of 626 thousand active credit cards in Peru as of December 2016. In addition to our private label cards, Cencosud offers Visa and Mastercard credit cards. Currently 97.0% of our portfolio is under this type of card.

The table below sets forth information with respect to our credit card receivables in Peru:

	Year ended December 31,
	2016	2015	2014
	(in millions of Ch$, except percentages)
Portfolio Status
Performing	96,744	88,527	64,189
Past due:
31-89 days	4,311	3,525	3,564
90-180 days	4,772	3,554	2,142
181-365 days	224	94	27
Total	106,051	95,701	69,923
Over 365 days and legal proceedings
Loan loss allowance as % of past due loans	87%	83%	83%
Loan loss allowance as % of all loans	7.7%	6.2%	6.8%

The following table sets forth the credit cards sales by Paris, Metro and Wong in Peru and the percentage that such sales represent of each store’s total sales for the periods presented:

	Year ended December 31,
	2016		2015		2014
	Sales	%	Sales	%	Sales	%
	(in millions of Ch$, except percentages)
Department Stores	29,991	38.0%	22,742	32.6%	16,428	35.4%
Supermarkets	122,691	13.0%	108,042	11.1%	91,246	15.5%
Total(46)	152,682	14.9%	130,784	14.8%	107,674	17.9%

Other Operations

Electronic stores

As of December 31, 2016 we also operated 77 Eletro-show electronic goods stores in the state of Sergipe in Brazil, through which we sell non-food items. The first Eletro-show store was opened in December 2005. Our Eletro-show stores are operated in small cities where the opening of a traditional store is not viable. This original and cheap format of store contributes to the enhancement of the GBarbosa brand in cities where we do not have other GBarbosa stores.

Our Eletro-show stores consist of small show rooms with up to a dozen products on display plus an online catalogue accessible at the store through in-store computers. Eletro-show stores have an average selling space per store of less than 100 square meters. The main target market is low- and middle-income classes of consumers, who do not have access to internet at home, are not used to making virtual purchases, and do not reside near one of our traditional stores. The store has a number of computers where potential clients can access a wide range of products. Our sales people are available to support the customers in the selection and purchase of desired products. We only sell non-food products in the kiosk. Once a customer places an order for products, we assure delivery within 48 hours. The Eletro-show stores have a separate space for community activities, which enables us to attract more customers. We intend to continue installing kiosks in select locations where there is appropriate demand. At December 31, 2016, our Eletro-show stores accounted for less than 1.0% of our consolidated revenues from ordinary activities.

The results of our Eletro-show stores are reported under our “supermarkets” segment in our financial statements.

(46)  Includes value added taxes.

Pharmacies

We also operated 49 pharmacies in Brazil under the GBarbosa brand as of December 31, 2016, which are located inside or adjacent to our GBarbosa supermarkets. At December 31, 2016, our GBarbosa pharmacies accounted for less than 1% of our consolidated revenues from ordinary activities. The results of our GBarbosa pharmacies are reported under our “supermarkets” segment in our financial statements.

As of December 31, 2015, we operated 47 pharmacies in Peru under the Punto Farma Wong and Punta Farma Metro brands, which are located inside or adjacent to our Wong and Metro supermarkets. At December 31, 2015, our Punto Farma pharmacies accounted for less than 0.2% of our consolidated revenues from ordinary activities. The results of our Punto Farma pharmacies are reported under our “supermarkets” segment in our financial statements. On February 10 2016, Cencosud announced the sale of 47 pharmacies in Peru to Mifarma. These pharmacies operated inside our Wong and Metro supermarket stores. The deal included the transfer of assets and leasing of the stores for a period of 10 years starting in March 2016.

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

Gas stations

We operate 12 gas stations in Brazil, under the Bretas brand, which are located inside or adjacent to our Bretas supermarkets. At December 31, 2016, our Bretas gas stations accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Bretas gas stations are reported under our “supermarkets” segment in our financial statements.

We also operate 40 gas stations in Colombia, under the Terpel, Texaco, Chevron and Biomax brands, most of which are located inside or adjacent to our supermarkets in Colombia. At December 31, 2016, our gas stations in Colombia accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our gas stations in Colombia are reported under our “supermarkets” segment in our financial statements. Cencosud is currently in the process of divesting from these assets and conducting environmental due diligence on the properties.

Entertainment centers

In Chile and Argentina, we operate seven family entertainment centers under the Aventura brand. Our Aventura entertainment centers offer arcade games, mechanical games, bowling lines, 3D games and even an indoor roller coaster in our Aventura center at Florida Center in Santiago. At December 31, 2016, our Aventura entertainment centers accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Aventura entertainment centers are reported under our “Other” segment in our financial statements.

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

Our loyalty programs allow customers to benefit by accumulating points from the purchases they make in our different stores as well as purchases they make with our affiliates, which can then be used to acquire products listed in special catalogues and sold in our stores. In 1999, we started with Jumbo Más and, in 2006, after significant growth in our operations due to several acquisitions; we migrated to a multi-sponsor program named Circulo Más. In 2010, we launched the Nectar loyalty program through a partnership with Groupe Aeroplan Inc. (“Groupe Aeroplan”), a leading loyalty management and customer insights company.  In 2014, the alliance between Cencosud — and Aeroplan changed regarding the use of the brand. We decided to develop our own loyalty program, Puntos Cencosud, which was launched on March 28, 2014 with new benefits for customers: including simplifying the redemption system by allowing consumers to redeem loyalty benefits by presenting their ID cards and, the incorporation of Johnson department stores as well as Eurofashion with its brands Umbrale, Foster, Topshop, Topman, u*Kids, Moon by Foster, JJO, Legacy and Women´Secret, as new sponsors. Starting April 1, 2014 customers will earn additional loyalty points at these locations and will be able to redeem their points during the second semester. The new program additionally offers extra bonus points for the use of Cencosud´s private label credit card.

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

Chile

We offer our Puntos Cencosud loyalty programs in Chile. As of December 31, 2016, we had over three million active loyalty members in Chile, and as of the same date, 72.7% of our sales in Chile came from loyalty club members.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Chile(47), for the periods indicated.

	Year ended December 31,
	2016		2015		2014
	Sales (W/tax)%		Sales (W/tax)%		Sales (W/tax)%
	(in millions of Ch$, except percentages)
Supermarkets	3,113,810	73.6%	2,989,119	74.5%	1,673,103	84.0%
Home Improvement	518,505	65.9%	501,122	63.4%	442,895	68.0%
Department Stores	1,193,111	74.4%	1,130,978	74.2%	922,445	79.0%
Total	4,825,425	72.7%	4,621,220	73.0%	4,172,197	75.0%

Argentina

In Argentina we also offer our Jumbo Más and Vea Ahorro loyalty programs. As of December 31, 2016, we had almost two million loyalty club members in Argentina and, as of the same date, 64.5% of our supermarket sales in Argentina came from loyalty club members. Our Home Improvement stores do not have a loyalty program.

The following table sets forth certain information regarding our loyalty program sales(48) by each of our divisions in Argentina, for the periods indicated.

	Year ended December 31,
	2016		2015		2014
	Sales (W/tax)%		Sales (W/tax)%		Sales (W/tax)%
	(in millions of nominal Ar$, except percentages)
Supermarkets	20,264	64.5%	16,518	61.0%	13,457	59.2%
Total	20,264	64.5%	16,518	61.0%	13,457	59.2%

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

The following table sets forth certain information regarding our loyalty program sales(49)  by each of our divisions in Peru, for the periods indicated.

	Year ended December 31,
	2016		2015		2014
	Sales (W/tax)%		Sales (W/tax)%		Sales (W/tax)%
	(in millions of S/., except percentages)
Supermarkets	3,189	76.3%	3,167	75.0%	3,162	76.1%
Department Stores	203	60.8%	—	—	—	—
Total	3,392	75.1%	3,167	75.0%	3,162	76.1%

Colombia

In Colombia we launched our loyalty program in February 2014 with 100% percent ownership of the program. Our loyalty program in Colombia has quickly become widely used by our shoppers achieving very impressive penetration levels with 74.6% of our sales coming from loyalty members. This program manages loyalty and incentives programs through a system that rewards customers by giving them points for their purchases in any of our stores that later can be exchanged for other products. At the same time, it allows us to administer a database for marketing campaigns directed to specific segments.

(47)  Percentage that such sales represent of total sales by each of our stores in Chile.

(48)  Percentage that such sales represent of total sales by each of our stores in Argentina.

(49)  Percentage that such sales represent of total sales by each of our stores in Peru.

The following table sets forth certain information regarding our loyalty program sales(50) by each of our divisions in Colombia, for the periods indicated.

	Year ended December 31,
	2016		2015		2014
	Sales (W/tax)%		Sales (W/tax)%		Sales (W/tax)%
	(in millions of Ch$, except percentages)
Supermarkets	3,709,007	73.6%	3,524,785	71.7%	3,438,902	64.4%
Home Improvement	282,632	55.0%	227,879	56.9%	210,276	48.1%
Total	3,991,639	74.6%	3,752,664	70.8%	3,649,178	63.6%

Brazil

In Brazil we launched our loyalty program in November 2015 through an alliance with Dotz in our Prezunic stores. Our loyalty program in Colombia has quickly become used by our shoppers, achieving high penetration levels, with 64% of our sales coming from loyalty members in 2016.

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

In 2015, Banco Paris’ lending activities shifted to focus primarily on residential mortgage loans and no longer include the range of lending and credit activities it previously engaged in, which were primarily aimed at satisfying the demands for financial services of individuals.  As of December 28, 2016, the Bank and Financial Institutions Superintendency (SBIF) authorized Scotiabank Chile to acquire Banco Paris’ assets and liabilities, transferring them to Scotiabank starting from January 1, 2017. Additionally, as of the same date, SBIF approved an anticipated dissolution of Banco Paris and the appointment of a liquidation commission for the activities associated with the termination thereof. As of December 31, 2016, Banco Paris had 12 time deposits and 568 mortgage loans outstanding, all of which were transferred to Scotiabank Chile as of the same date.

To evaluate a customer’s credit risk, Banco Paris uses scoring and other automated systems to determine the customer’s profile and payment capacity in terms of income, education, family obligations, other financial obligations and other factors.

The table below sets forth information with respect to our Banco Paris loan portfolio:

	Year ended December 31,
	2016	2015	2014
	(in millions of Ch$, except percentages)(51)
Portfolio Status
Performing(52)	8,076	8,756	214,332
Past due:
31-89 days	735	757	8,549
90-180 days(53)	440	366	6,620
+ 180 days	392	556	499
Total	9,644	10,435	230,000
Loan loss allowance as % of past due loans	10%	10%	85%
Loan loss allowance as % of all loans	2%	2%	6%

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

The table below sets forth information with respect to our credit card receivables in Peru:

(50)  Percentage that such sales represent of total sales by each of our stores in Colombia.

(51)  Includes activities from postponed commissions.

(52)  Performing loans not past due more than 30 days. Excludes Chilean credit card portfolio. And includes the effect of the JV transaction with Scotiabank in Chile.

(53)  Entire portfolio written off. These claims are subject to a 100% allowance.

	2016	2015	2014
	(in millions of S.$, except percentages)(54)
Portfolio Status
Performing(55)	96,744	88,527	64,189
Past due:
31-89 days	4,311	3,525	3,564
90-180 days	4,772	3,554	2,142
181-365 days	224	94	27
Total	106,051	95,701	69,923
Over 365 days and legal proceedings(56)
Loan loss allowance as % of past due loans	87.3%	82.8%	82.8%

The table below sets forth information with respect to our credit card receivables in Peru:

	2016	2015	2014
	(in millions of S.$, except in percentages)
Non-performing loans as % of total loans	8.8%	7.5%	8.2%
Write-offs	16,113	11,406	15,889
Average monthly write-offs as % of total loans	1.3%	1.0%	1.9%

Write offs are presented net of recoveries. Total recoveries amounted to Ch$ 3,836 million for 2016, Ch$2,697 million for 2015 and Ch$247 million for 2014.

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

Purchasing

We purchase our products from approximately 13,000 suppliers. No single supplier or group of related suppliers accounts for more than 10% of the total products purchased by us in 2016 on a consolidated basis. In addition to local and regional suppliers, we are also able to import products directly from Asia, where we are able to obtain more favorable pricing, and which in turn allows us to negotiate improved purchasing terms with certain suppliers. We believe that the sources and availability of materials for our retail store operations are adequate and will continue to be so for the foreseeable future. We have not experienced any difficulty in obtaining the types or quantities of the merchandise we require on a timely basis and believe that, if any of our current sources of supplies were to become unavailable, alternative sources could be obtained without any material disruption to our business.

Private Label Business

Private label are brands owned by retailers where the products are sold exclusively in their own stores. We carry our own private label program in both our food-retail and non-food-retail businesses, which allows us to increase the product offering using our own portfolio of brands in addition to national and international brands. The main objectives of our private label program are:

•                  to provide differentiation and uniqueness to our stores;

•                  to achieve incremental margin versus the national brands; and

•                  Increase price competitiveness

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

(54)  Includes activities from postponed commissions.

(55)  Performing loans not past due more than 30 days.

(56)  Entire portfolio written off. These claims are subject to a 100% allowance.

As a result of these actions, our private label brands continue to grow two to three times faster than the rest of our business, and we expect this trend to continue, not only in term of shares of sales but also adding incremental profitability to our business. The following table sets forth the penetration of private label brands for the year ended December 31, 2016:

Country	Supermarkets- Food	Supermarkets - Non-Food	Home Improvement	Department Stores

Argentina	3.7%	18.0%	11.0%	N.A.
Brazil	1.5%	2.9%	N.A.	N.A.
Chile	6.4%	30.0%	16.2%	30.2%
Colombia	7.2%	8.9%	12.2%	N.A.
Peru	9.7%	28.7%	N.A.	N.A.
Total	5.2%	18.2%	13.2%	30.2%

The increase in penetration of our private label brands in the year ended December 31, 2016 from the year ended December 31, 2015 is set forth in the following table:

Country	Supermarkets- Food	Supermarkets - Non-Food	Home Improvement	Department Stores

Argentina	+0.5%	-1.0%	+0.8%	N.A.
Brazil	+0.6%	-0.5%	N.A.	N.A.
Chile	+0.0%	+1.4%	+0.9%	+0.3%
Colombia	+0.3%	-1.2%	+0.9%	N.A.
Peru	+0.5%	-0.2%	N.A.	N.A.
Total	+0.3%	+0.5%	+0.6%	+0.3%

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

Supermarkets

Chile

For fast-moving and high-volume sales merchandise, national suppliers distribute products directly to each store. For slow-moving groceries, perishable fruits and vegetables and imported products and meat, distribution is centralized through our distribution centers and delivered by third-party transportation companies. Sales from products delivered to our distribution centers accounted for approximately 65% of our sales at December 31, 2016.

We operate in five distribution sites nationwide and three in the Santiago metropolitan region from which we conduct all centralized deliveries to our Jumbo and Santa Isabel stores, including:

•                  A 41,000 square meter distribution center that operates in three shifts six days a week and is used to deliver non-perishable products. Perishable products were transferred to the new facility in operation since September 2016.

•                  A 90,000 square meter distribution site used to deliver non-perishable, non-food and textile products. Three quarters of the distribution center are dedicated to imported products and the remainder is used for a cross-docking system of national products that allows products to be shipped in less than 24 hours.

•                  A 31,000 square meter, brand new central refrigerated warehouse in Santiago commenced operation in September 2016.  This facility is equipped with SAP Warehouse Management System (“WMS”) and an automatic sorter and allows for increased centralization of more product categories and increasing availability of such products. It is designed for perishable product cross-docking (fresh vegetables, fruit, and refrigerated grocery) and stock of meat and poultry products and impored fruits). This facility is one of the most modern in the region.

•                  During the second quarter of 2016, we put in operation a new 15,000 square meter distribution center in Chillán (400km south of Santiago) in order to serve 60 stores in the south of Chile with better lead times and frequency. The new distribution center will also help us achieve important transportation cost savings, due to direct reception of local suppliers and backhaul between Chillán and Santiago. The distribution center is equipped with WMS and SAP Radio Frequency (“RF”), and can receive and store both dry and refrigerated/fresh products.

•               A 3,000 square meter cross-docking center in Concepcion (second urban area in Chile), servicing our 19 stores in the city, helping to improve our lead time and service with smaller local trucks.

Frozen products (imported and national) are stored and delivered using a third-party logistics provider.

Deliveries are made using external carriers. Freight contracts are generally signed for three- or four-year periods, and include a rate adjustment based on changes in oil prices, exchange rates and other factors. We periodically solicit bids from external carriers according to our established corporate procurement policy.

Argentina

Distribution to our stores in Argentina is centralized from six distribution centers located in Buenos Aires (3), Cuyo, Córdoba and Tucumán, and transfer sites in Salta, Catamarca, and Mar del Plata totaling 174,000 square meters, which together accounted for 80% of our supermarket sales in Argentina in 2016, including meat and bakery products. Approximately 20% of our products are distributed to our stores directly by our suppliers.

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

In order to increase our capacity and productivity, we upgraded the WMS software for the central distribution center in Ezeiza Buenos Aires during the second half of 2016.

During 2016, we reduced the size of our distribution center in Córdoba.

All trucks are provided by third-party companies pursuant to one- to three-year contracts. We periodically solicit bids from third-party trucking companies according to our established corporate procurement policy.

Brazil

We currently use three distribution centers for our GBarbosa stores in the north east of Brazil, totaling approximately 65,000 square meters. They are located in Aracaju (35,000 square meters), Salvador da Bahia (23,000 square meters) and Fortaleza (8,000 square meters). Our distribution centers accounted for approximately 80% of our sales as of December 31, 2016. The GBarbosa distribution centers run a dry and fresh goods stock operation. The Aracaju distribution center has been equipped with state of the art SAP WMS and radio -frequency since 2015.

Bretas stores in central Brazil are supported by two distribution centers, totaling approximately 54,000 square meters and a 2,000 square meters warehouse for fresh vegetables in the city of Uberlandia. The two large distribution centers are located in Belo Horizonte (35,000 square meters) and Goiania (17,000 square meters). Both distribution centers store dry goods, vegetables and fresh goods operations. Both distribution centers have staple stock (storage) and cross-docking capabilities, which enable goods received at the distribution center to be stocked and distributed at a later time or distributed immediately to our stores. Products stored or transfered via our distribution centers accounted for approximately 60% of our sales in 2016. Distributions to stores and home deliveries are made entirely by external carriers.

In the Bello Horizonte distribution center a new SAP WMS system with RF successfully commenced operation, increasing productivity and delivery accuracy.

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

Our 31 Prezunic stores in the city of Rio de Janeiro are served by a rented distribution center. This distribution center is located in Rio de Janeiro city’s center, has an area of 40,000 square meters and has facilities for dry goods, chilled goods and frozen goods. The distributions to stores are made by a standardized fleet of 21 trucks, which we own, with a complete GPS monitoring system and a fleet rented from a third party contractor for the peak season.

Peru

We operate three distribution centers and three warehouses, which support both Wong and Metro supermarkets and hypermarket stores. The main distribution center is a 23,248 square meter site, owned and used for the cross-docking of fresh vegetables, meat and other food products. During 2016 it was renovated, increasing store capacity and quality of the facility. Additional rented distribution centers add 40,000 square meters of storage area, for non-food, textile, imported goods, and for home delivery operations of home appliances and other large sized items. Frozen products are distributed by a third party. The operation is supported by SAP WMS system. In 2016, a more intensive MRP system for warehouse fullfillment was installled.

Cross-docking of national groceries and fresh-products represents approximately 50 % of centralized distribution while a regular in-stock operation is used for distribution of imported products and some categories of national non-food products. We use a SAP-based warehouse management system for our operations. Deliveries are made using external carriers and delivery contracts are negotiated periodically. We also periodically solicit bids from external carriers, according our to established corporate procurement policy.

In Chiclayo (800 km from the north of Lima), we operate a 5,000 square meter distribution center named Chiclayo, which is equipped with WMS SAP and RF and is designed to receive and store dry and fresh goods. The operation allows the capture of freight synergies and improves lead times for 19 stores in the north of the country, which together represent 14% of the Company’s sales in Peru.

Colombia

Our distribution operations in Colombia are conducted through a third party that offers storage services and handling of products. Approximately 65%of our goods sold are handled through one of the three different platforms used by our third-party contractor.

Cross docking is used in the cities of Bogota, Cali, Bucaramanga, Barranquilla and Medellin. During 2015 a non-food e-commerce logistical platform was installed in Bogotá, together with big ticket home delivery.

Department stores

We operate one 77,000 square meter distribution center located in Santiago that services all our Paris department stores in Chile. Additionally, there are 16,000 square meters of rented space for temporary overflow, home delivery logistics and reclassifications.  Centralized distribution accounts for nearly all of our Paris sales. We use a warehouse management system, RF technology and an automated sorter for cases and certain textiles. In addition, we have another operation in the same distribution center for internet sales and offer special value-added services (packing, gift wrapping and gift cards and others) and deliver the products directly to our customers’ homes. In support of our fast-growing click and collect distribution model, by the end of 2016, 39 Cencosud Chile locations will permit in-store pick-up of orders made via internet. In Concepcion (500 km south of Santiago) we operate a 1,300 square meter transfer warehouse for home delivery.

Deliveries are made using external carriers. We have different contracts for each distribution zone and type of service required. Contracts are generally negotiated on a two- to three-year basis. We periodically solicit bids from external carries according to our established corporate procurement policy.

For the Johnson department store chain, we operate a 21,175 square meter rented distribution center located in Santiago. Centralized distribution accounts for all sales. The distribution is made by third-party contractors. Home delivery operations are shared nationwide with Paris delivery routes and fleet.

In 2015 a new order management system, Manhattan OMS, was introduced.  The roll out this new system in 2016 opens the possibility to share inventory data of all stores, which enables omnichannel functionality in our Paris department stores. This capability is planned to start in March 2017.

Distribution for our Paris stores in Peru is handled by a third party in a 15,000 square meter facility.

Home improvement stores

Chile

Our 71,000 square meters distribution center is located in Santiago and accounted for approximately 65% of our Easy sales in 2016. Centralized distribution is mainly supported by a cross-docking system that operates with more than 450 vendors and accounts for two thirds of the distribution operations, while the rest arises from imported stored goods.

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

An automatic replenishment system manages the stock levels in stores in order to maximize service level and optimize inventory turnover. A new manual sorting machine installed in the second quarter of 2016 in the Santiago’s central distribution center is expected to improve labor productivity.

Argentina

We operate four distribution centers located in Buenos Aires for our Easy and Blaisten operations, totaling 80,000 square meters. Easy Argentina also relies on direct deliveries from suppliers to stores.

Centralized distribution includes a regular warehouse operation from stocked merchandise (imported and domestic goods) and a growing cross-docking operation with more than 600 vendors. There is also a home delivery operation which accounted for approximately 50% of sales in 2016.

Transportation is handled by external carriers. Distribution center-to-store transportation and home delivery transportation contracts are negotiated every two years. We periodically solicit bids from external carriers according to our established corporate procurement policy.

A new state of the art central distribution center in Buenos Aires is planned, with engeneering and architecture and first land preparation works being completed, the construction is expected to begin in the second quarter of 2017. The new 78,000 square meter facility near Buenos Aires will concentrate the present four distribution centers and temporary rented space, increasing centralization and improved productivity.

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

Brazil

We believe that we have a very positive image in our customers’ eyes where we operate because of our low prices, the quality of our services and the diversity of products. In 2014, Cencosud decided to take marketing to the regional level in Brazil, allowing a higher degree of flexibility in all campaigns released in the country and an increased ability to target certain demographics of the population. Brazil is the only country where Cencosud currently operates with regional marketing because of its operations structure, which is justified by the geographic dispersion and the cultural particularities of the eight Brazilian states where we are present. For that reason, our marketing teams and external publicity agencies meet regularly to analyze and develop marketing strategies aimed at the population of each of our networks (Bretas, GBarbosa, Mercantil Rodrigues, Prezunic and Perini).

Merchandising material has been reviewed to highlight promotional packs and the value saved on purchases, increasing the customers’ perception of the advantages of all our brands. Furthermore, we improved promotional execution internally by means of planning, more structured processes, implementation of indicators and higher assertiveness in communications and guidelines transmitted to store teams.

Regionality is a factor that directly influences the creation of the brands´ campaigns, since the language used in campaigns is specific to the choice of media for broadcasting (television, radio, newspaper, pamphlet, social networks, among others) and the advertised items. At Perini, for example, the focus is on premium and handmade products. Prezunic, GBarbosa and Bretas, our main supermarket chains appeal to everyday items. Direct import products in the Sabores do Mundo (Flavors from the World) section are present in our stores that are located in affluent neighborhoods, to serve the most demanding customers. Mercantil Rodrigues, which operates in the cash and carry format, has low prices and variety as a main attraction for customers and is a model that has shown a big growth in Brazil in the recent years.

Buying experience and loyalty are among the priorities of Cencosud in Brazil in order to attract and retain customers. Therefore, in addition to promoting mass media offers, we show support to big events such as Carnival and São João, target our communications and perform customer relationship management as part of our marketing planning goal of bringing brands closer to our customers. With this focus in mind, in 2016, Bretas presented its new campaign,”Bretas, getting better” and held the first edition of the Bretas Customer Meeting, a music and gastronomy event, which brought more than 3,000 people together in the cities of Uberlândia (Minas Gerais) and Goiânia (Goiás), related to the “buy and win” initiative.

We are also innovating other methods of differentiating our stores from others. For example, in summer 2016, the Prezunic Barra store opened the first ice bar in Brazil in Rio de Janeiro. During the 60 days of operation, the space, made entirely of ice, received 5,500 visitors, whose access was guaranteed through “buy and win”. In 2016, Perini joined the food trucks trend and took their self-manufactured products to various districts of Salvador (Bahia) in order to be even closer to customers.

Cencosud Card, our private label card, has maintained its strong presence in the advertising campaigns of GBarbosa, Mercantil Rodrigues and Bretas, offering discounts and special payment conditions and contributing to store loyalty.

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

•                            Building “price image” for Metro and “Quality” for JUMBO, acknowledging those factors as vital drivers for the Colombian market.

•                            Customizing Jumbo and Metro to Colombian expectations and regionalizing communication in order to better relate to the needs of customers and become ingrained in Colombian society.

•                            Enhancing the relationship with customers to establish a rapport with consumers and better funnel marketing investments.

Home improvement stores

Our home improvement marketing efforts are directed at projecting our image as a provider of everything, necessary for the home under one roof, from small to large construction projects for the general population, including professional contractors and homeowners. We also educate clients through practical classes at our store locations and digital media. Our marketing strategy reinforces our commitment to offer the best solutions for our customers at the best prices and our private labels and exclusive brands portfolio is an important support to this strategy. It also relies heavily on mass media and recently, and with growing importance, on digital media reinforcing the omnichannel communication strategy. Consistent with our policy of customer satisfaction, we guaranty the lowest price in the market and accept returned products if the client is not satisfied. We consistently focus on making our home improvement stores an even more meaningful brand for the people and the community with a growing focus on sustainability.

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

Additionally, in 2013, Paris launched a CSR program called “Ropa x Ropa,” or clothes for clothes, to encourage garment recycling, turning the brand into the main recycling institution in South America. In the same vain, in 2015, Paris launched another CSR program called “Volver a Tejer” or Back to Knit, a collaborative project among Paris, the Chilean government and local knitters and spinners from Chile, which aims to redefining redefine the actual relationship between retailers and local artisans.

Shopping centers

Marketing initiatives for our shopping centers are conducted by each individual brand within its unique positioning: Unicenter, Costanera Center, Alto Las Condes, Plaza Lima Sur and Portal (the umbrella brand for all of our neighborhood shopping centers). Our main marketing objectives are to create 360° marketing campaigns that offer unique and memorable experiences to our consumers and create long term loyalty, as well as increase sales and traffic, with the use of traditional, non-traditional and digital channels.  It is our goal to create integrated experiences for our customers.  Also, the growth of digital and mobile phones has led us to develop digital platforms that will allow us to implement loyalty initiatives that will target preferences of each individual customer and generate engagement and loyalty.

In line with our marketing objectives, campaigns have been implemented to support consumers in key issues of their lives and within the communities they live in.  For example, in Alto Las Condes, the “Breast Cancer Campaign” generates awareness of breast cancer and has seen greater participation from our customers each year. The “Mujeres que Dejan Huella” campaign in Alto Las Condes focuses on empowering women. Our Christmas gift initiative in Chile resulted in the collection of over 50,000 gifts that were given to 14 institutions that gave the gifts to children before the holidays. The Buscadog.cl initiative promoted adoption of street dogs and responsible caring of pets, and resulted in the adoption of over 100 dogs in 2016. These are a few examples of the social responsibility campaigns that are implemented in our shopping centers.

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

The following table provides a brief overview of our competitive position in each of our principal markets as of December 31, 2016:

	Chile	Argentina	Brazil	Peru	Colombia
Supermarkets	2nd	2nd	4th	2nd	3rd
Department stores	2nd	—	—	—	—
Home improvement	2nd	1st	—	—	—
Shopping centers	2nd	2nd	—	—	—

Source: ASACH, ABRAS, Nielsen, competitors’ press releases, and company estimates. Data for Walmart Chile used in the above is based on Walmart Chile’s statistics as of June 30, 2016, the latest date as of which information was made publicly available by Walmart Chile.

See “—Industry Overview and Competition” below for more information about the markets in which we compete.

Management Information Systems

During 2016 our Supermarket information technology division accomplished several milestones, which delivered important business results.

One key aspect that will have long term effects is the decision to leverage the size of Cencosud in the design and deployment of customer solutions by using a single and common approach that will be fine-tuned for each market. This allow us to engage global players for mobile, ecommerce and omnichannel products, such as Globant, Vtex and Nisum, thus enhancing our capabilities and speed in delivering solutions across all countries simultaneously.

In the Argentina supermarket division, we completed WMS implementation and were able to add an additional distribution center. In the ecommerce area, we deployed websites for Disco and Vea, which allowed significant organic growth of the operation. Currently, all three chains have ecommerce operations.

In Peru, we launched the SAP Retail project to replace the current aging system. This is a multimillion dollar solution that will change our business processes and add capabilities across all supply and store functions. This is a key project that will pave the way for future implementations in the region.

In Colombia, we completed the rollout of our new eCommerce suit, VTEX, which will be implemented in Chile, Argentina and Peru during 2017.

In Chile, we started the rollout of the first supermarket sorter, which we expect improve supply operation. We also implemented the first stage of a forecast and replishment solution based in SAS, which will allow increasing automation of forecasts in all categories. We also implemented IBM’s Demandtec system for several pilot categories, which will improve our capabilities for competitive pricing. Furthermore, we are working with Vtex and Globant in the ecommerce and mobile spectrum to rollout our new generation of omnichannel capabilities. Finally, the rollout of the POS based on NCR was completed during the first quarter of 2017.

In Brazil, we made an important investment in technology for our stores. Handheld collectors and mobile printers were delivered across all stores in Brazil, in order to automate the main operational processes. With this new tool, internally known as MAIS+, it was possible to reduce price divergences, increase the availability of products on shelves and improve the processes of receiving merchandise, recording stock-out and checking for upcoming products.

The Home Improvement division continues to advance its omnichannel focus with the implemention of the latest version of IBM’s Websphere Commerce tool in Chile, which stands out for improving the user experience and for its mobile version.

In Chile, we completed the implementation of WMS, based on LogFire version of Oracle. The project provides complete and robust visibility of the warehouse and its logistics.

In 2016, the High Excellence in Service (MEXS) program began, which focuses on replacing the sales processes in order to centralize the retail and wholesale processes in a wordclass platform as SAP, using the graphical user platform SAP FIORI and while contributing to the development of the omnichannel model. This program will be rolled out during the first half of 2017.

In 2016, the Department Stores division continued the development of its omnichannel strategy. The main axes of development were related to the implementation of Manhattan OMS, the rollout of the Click & Collect in 40 stores, the implementation of collection points in across our store brands (Jumbo, Easy, Santa Isabel and Johnson). In connection with this strategy, the buy on line, pick up in store (“BOPIS”) fulfillment model will continue be developed and will be available during the second quarter of 2017.

As part of the empowerment of the Manhattan tool, OMS also implemented the Supply Chain Intelligence (“SCI”) tool, which allows real-time logistic management of order fulfillment.

In addition, the project to replace the current e-commerce site with a new version on a Software as a Service (“SAAS”) modality started, this project seeks to enable significant improvements in the customer’s purchasing experience as well as improve the conversion rate. As a whole, the project to replace the back-office system (legacy system dating back to approximately 2000) with e-commerce began to be developed. Through this change we seek the optimization of order validation processes as well as the reduction of fraud through the Cybersource tool.

Additionally, the Paris mobile strategy was developed in conjunction with Deloitte.

In Paris Peru, we developed a project to qualify the loyalty program “Bonus,” promoting loyalty and granting the ability to exchange accumulated points in stores.

In the physical stores, a technological enabling plan was developed that seeks to provide better service to customers and employees. This plan included installing self-service pricing terminals in all stores in Chile and Peru and providing wifi that is enabled with connected mobile experience (“CMX”) technology in 14 stores, which allows us to analyze overall wifi use, better identify wifi zones with the greatest use and explore future possibilities of direct marketing.

In the Shopping Centers division, we extended the use of SAP’s Real Estate module, to manage the office leasing business, supporting commercialization of prime locations like Costanera Center office towers. Also in 2016, we adopted an innovative mobile app to give visitors of Costanera’s Observation Deck an augmented reality experience of Santiago’s skyline.

Leveraging the Oracle’s Siebel Loyalty platform investment made in 2015, we successfully integrated our PuntosCencosud.cl website with the Despegar.com travel site, allowing our loyal customer base in Chile to redeem points for air tickets and travel packages, improving the value proposal of the loyalty program.

On the company’s back office side, we successfully upgraded the SAP FI/CO regional implementation to the last release, and migrated to a newer HANA technology, achieving important performance gains on execution times on daily activities and financial closing processes, improving overall operational efficiency. In 2017, we expect to enter the final project phase, integrating Brazilian subsidiaries to this regional unified platform.

Aiming at reaching higher levels of efficiency in all back office areas, we also advanced the implementation of SAP’s Ariba Sourcing and Contract Management solutions to better support critical procurement processes.

On the human resources side, we continued the deployment of the Cornerstone e-learning SaaS platform in-store and on administrative offices, benefiting more than 40,000 employees on its first stage, already improving reach and reducing cost of training across all business units.

Cyber security

The cyber security strategy is reviewed and updated by the Information Security Committee. We established a dedicated cyber threat management team to monitor operations and infrastructure, to ensure that employees and vendors are working within policy compliance and auditing policies and controls continuously. We updated policies and procedures for employees with access to critical information in order to ensure that they are aware of threat issues and the importance of information security.

Cyber-attack detection systems are in place, including fire walls and intrusion prevention systems. We updated the platform with monitoring & logging tools and cyber intelligence services. The Ethical Hacking program is executed periodically with different levels of penetration, including: websites, ecommerce, app’s and perimeter defense to validate the security measures and suggest improvements if necessary.

Additionally, to reinforce a risk-aware culture, we developed an extensive security risk awareness program for all the employees.

The security platform allows us to manage user identities, allocate resources to users and secure access to corporate resources. The Information Security Department and Corporate Audit Department review segregation of duties. Business Process Owners review end users profiles on regular basis to ensure correctness. We have an access management process for all the key applications that support business units based in Chile, Argentina, Peru, Brazil and Colombia.

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

We own our headquarters, located at Av. Kennedy 9001, Las Condes, Santiago, Chile. The following table sets forth certain information with respect to our facilities at December 31, 2016:

Segment	Country	Number of stores	Area(57)	% Leased(58)
Supermarkets	Chile	245	578,362	60.8%
Supermarkets	Argentina	282	523,732	55.3%
Supermarkets	Brazil	211	594,855	95.5%
Supermarkets	Peru	91	272,001	49.5%
Supermarkets	Colombia	103	431,232	33.3%
Home Improvement	Chile	35	325,315	11.4%
Home Improvement	Argentina	51	391,546	21.6%
Home Improvement	Colombia	10	82,320	30.0%
Department Stores	Chile	79	377,288	67.4%
Department Stores	Peru	10	55,333	90.3%
Shopping Centers	Chile	25	421,564	98.2%
Shopping Centers	Argentina	22	277,203	97.2%
Shopping Centers	Peru	4	71,191	90.5%
Shopping Centers	Colombia	2	8,890	36.4%
Distribution Centers	Argentina	14	254,703	22.1%
Distribution Centers	Brazil	7	158,885	73.2%
Distribution Centers	Chile	16	404,918	53.6%
Distribution Centers	Colombia	12	45,160	100.0%
Distribution Centers	Peru	12	45,160	100.0%

In addition, we routinely purchase undeveloped properties that we anticipate to use for future supermarket construction, home improvement stores and shopping centers. As of December 31, 2016, we had the following undeveloped properties:

Country	Number of properties(59)	Total area (in square meters)	Ownership
Argentina	75	3,284,711	Owned
Brazil	25	351,087	Owned
Brazil	5	19,120	Leased
Chile	51	2,368,360	Owned
Chile	8	306,747	Leased
Colombia	3	71,681	Owned
Peru	24	132,517	Owned
Peru	6	11,622	Leased
Total	197	6,545,848

(57)  In thousands of square meters.

(58)  In the case of shopping centers, the percentage represents the occupancy rate.

(59)  Includes properties where construction is ongoing and also office space and other type of properties.

Intellectual Property

The principal trade names and service marks used in our business are Jumbo, Easy, Santa Isabel, Disco, Vea, Paris, Johnson, Puntos Cencosud, Wong, Metro, GBarbosa, Bretas and Prezunic among others, and their respective logos, covering all major South American markets. We own or have the rights to use the trade names and service marks and the respective logos related to all our marks. We believe that our trademarks, trade names and service marks are valuable assets to us which successfully differentiate us from our competitors.

Insurance

The Company’s policy is to maintain suitable insurance, for Cencosud itself and its subsidiaries, on fixed assets (buildings and equipment) and inventories against potential risk. In particular, these assets are covered against, amongst others the risks fire, earthquake, terrorist acts and theft.  The Company is also covered for business interruption should any of the above-mentioned incidents occur and for general business liability events.  Management believes that our insurance coverage is adequate for our business.

Material Agreements

For a description of the material agreements relating to our indebtedness, please see “Item 5.—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

Industry Overview and Competition

Our countries of operation—Argentina, Brazil, Chile, Colombia and Peru—represent a combined population of approximately 348.8 million, according to the latest available data published by the World Bank as of 2015 . Chile, our largest market in terms of revenues from ordinary activities, has a population of approximately 18.0 million, experienced GDP growth of 1.8% in 2014 and 2.3% in 2015 and is estimated to have grown 1.6% in 2016, as reported by the Central Bank of Chile. Argentina, our second-largest market in terms of revenues from ordinary activities, has a population of approximately 43.4 million and, according to the Central Bank of Argentina, experienced annual real GDP growth of 2.9% in 2013, 0.5% in 2014 and 2.4% in 2015 and a decrease of 2.3% in 2016. Brazil, our third-largest market in terms of revenues from ordinary activities, has a population of approximately 207.8 million and, according to the Central Bank of Brazil, experienced real annual GDP growth of approximately 3.0% in 2013 and 0.5% in 2014, and GDP contraction of 3.8% in 2015 and 3.6% in 2016. Peru has a population of approximately 31.4 million and, according to the Central Bank of Peru, experienced annual GDP growth of approximately 5.8% in 2013, 2.4% in 2014, 3.3% in 2015 and 3.9% in 2016. Colombia has a population of approximately 48.2 million and, according to the Central Bank of Colombia, experienced annual GDP growth of approximately 4.9% in 2013, 4.4% in 2014, 3.1% in 2015 and 2.0% in 2016.

We have supermarkets in Argentina, Brazil, Chile, Peru and Colombia; home improvement stores in Argentina, Chile and Colombia; shopping centers in Argentina, Chile and Peru; and department stores in Chile and Peru. During the year ended December 31, 2016, 72.5% of our revenues from ordinary activities came from our supermarket operations, 12.5% came from home improvement operations, 10.9% from our department stores, 2.3% from our shopping centers and 1.7% from our financial services.

	Year Ended December 31, 2016
	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial services continuing operations	Other(60)
Revenues from ordinary activities	7,487,810	238,722	1,294,348	1,126,931	177,683	7,506
Gross profit	1,887,346	207,612	444,980	315,965	117, 865	2,763

The Supermarket Industry

Chile

As of December 31, 2016, we estimate that the Chilean supermarket industry is composed of approximately 1,363 stores nationwide(61), including hypermarkets and supermarkets, compared to 1,394 the previous year, according to the Chilean National Institute of Statistics (INE). As of December 31, 2016, total net sales by supermarkets in Chile grew by 6.1% as compared to the same period in 2015, also according to INE. During the last three years, nominal same-store sales at our supermarkets grew by 4.3%, 4.6% and 3.9% in 2014, 2015 and 2016, respectively.

The Chilean supermarket industry had been characterized by the construction of larger stores (including more hypermarkets), both on a free-standing basis and within shopping centers and other commercial developments, and consolidation of ownership in fewer, larger supermarket chains. Current trends in the industry include increased differentiation among competitors, with some supermarket chains emphasizing a low price/low

(60)  See “Item 4. Information on the Company—B. Business Overview” for a description of our “Other” segment.

(61)  Supermarket stores with three or more check-outs.

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

As noted above, we believe that the Chilean supermarket industry in Santiago shows certain signs of saturation, and as a result newly opened stores to some extent cannibalize the sales of existing stores. As of December 31, 2016, the industry of supermarkets in Chile in the aggregate generated revenues of Ch$19,893,755 million.. Our growth prospects in the Chilean food retailing sector are likely to depend to a large extent on future growth in Chilean GDP, and we cannot assure you that this will in fact occur. Our competitors include hypermarkets, supermarkets, hard discount stores, self-service stores, traditional, family-owned neighborhood grocers and open markets. Although competition is already intense in many locations, we believe that competition is likely to intensify further as existing competitors expand the number of their stores and improve the quality of their operations and as new competitors enter the market. Competition is based on price, quality, variety, customer service and store location, with various competitors emphasizing these factors to varying degrees.

The following table presents certain information about us and our principal competitors in the Chilean supermarket industry as of December 31, 2016:

	Wal-Mart Chile(62)	Cencosud	SMU	Falabella (Tottus)
Number of stores	358	245	511	61
Total selling space (square meters)	911,000	578,362	591,000	207,000
Market share(63)	40.5%	28.3%	23.6%	7.6%

Source: Public filings, INE.

We estimate that Walmart Chile is the largest supermarket chain in Chile in terms of net revenues and, at June 30, 2016, it operated 358 stores in Chile. Walmart Chile operates four different sizes of stores under different brands, allowing it to target different segments of the market offering a combination of everyday low prices, service and proximity. Walmart Chile entered the Chilean market in January 2008, and due to its association with Wal-Mart, we believe it has greater leverage with its suppliers than us or its other competitors. As a result, it is able to obtain more favorable purchasing terms than us. We estimate that we are the second largest supermarket chain in Chile and according to Nielsen had a 29.3% market share as of December 31, 2016.

Efforts by Chilean retail holding company SMU S.A. (“SMU”) to consolidate over 50 regional food retailers in Chile into a single integrated rival threaten to increase competition in the Chilean supermarket industry. Additionally, in September 2011 SMU announced it had acquired rival Supermercados del Sur, which we estimate was the fourth-largest supermarket chain in Chile in terms of revenues at the time. These consolidation efforts have not yet had a material impact, but we perceive increased risk over the intermediate-to-longer term. We see similar consolidation efforts targeting smaller hardware stores and “do-it-yourself” retailers in the home improvement industry, such as the SMU’s acquisition of Construmart, the third-largest retailer in the Chilean home improvement industry in terms of revenues in our estimation. During 2013 SMU had to amend its financial statements to better reflect lease agreements for its operations. This led to a restructuring of their liabilities. SMU further announced it had resolved to sell Construmart and Monserrat in Chile and Mayorsa in Peru, in addition to several supermarket stores operated under the Unimarc brand. We believe other regional rivals could emerge in the future. In December, 2014 SMU announced it had successfully divested from its 40% stake in supermarket chain Montserrat for a price of U.S.$ 44.3 million. In January 2017 SMU completed an initial public offering, and we expect that the proceeds would better position it to invest in its supermarkets business, including expansion of convenience stores in Chile.

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

(62)  Data for Walmart Chile used in the above is based on Walmart Chile’s statistics as of June 30, 2016, the latest date as of which information was made publicly available by Walmart Chile.

(63)  As of December 31, 2016, based on reported net revenues from supermarket operations in Chile.

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

The following table presents certain information about us and our principal competitors in Argentina as of December 31, 2016:

	Cencosud	Carrefour(64)	Wal-Mart(65)	Coto
Number of stores	283	587	107	122
Market share(66)	16.7%	17.5%	11.6%	12.4%

Source: Public Filings, INDEC, Planet Retail.

Our main competitor in Argentina is Carrefour. At December 31, 2016, Carrefour operated 587 stores. Part of Carrefour’s competitive advantage arises from its low prices and aggressive promotional campaigns around special seasonal events coupled with a multi-format strategy. According to Nielsen, as of December 31, 2016 Cencosud had a 16.7% market share in Argentina.

We expect this highly competitive environment to continue to exert pressure on our results of operations in this market.

Brazil

The Brazilian food retail industry is highly fragmented. Despite consolidation within the Brazilian food retail industry, according to ABRAS, in 2016, the twenty largest supermarket chains represented only approximately 53% of the food retail industry. According to ABRAS, food retail sales increased 7.1% in 2016 in nominal terms, and represented 5.4% of 2016 GDP.

As set forth in the following table, according to ABRAS data, in 2016, the ten largest retailers recorded revenues of approximately R$159.2 billion, in an industry with total revenues of R$338.7 billion, and our stores accounted for approximately 5.2% of the gross sales of the 20 largest Brazilian food retailers in 2016:

	Gross revenues
Company	(R$ million)%
Carrefour	49,103	27.3%
GPA	44,969	25.0%
Wal-Mart Brasil	29,409	16.3%
Cencosud Brasil	9,409	5.2%
Irmao Muffato & Cia	5,078	2.2%
Total—five largest	137,969	80.7%
Zaffari	4,958	2.0%
Supermercados BH	4,956	2.0%
SDB Comercio	4,840	1.9%
Sonda Supermercados	3,331	1.9%
DMA Distribuidora	3,107	1.5%
Total—ten largest	159,161	90.1%
Total—twenty largest	180,088	100.0%

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

According to Nielsen, as of December 31, 2016 Cencosud had a total market share of 5.3%. On a regional basis, also according to Nielsen, as of December 31, 2016 Prezunic, Gbarbosa and Bretas had market shares of 12.1%, 23.2% and 23.9%, respectively.

Peru

As of December 31, 2016, we estimate that the Peruvian supermarket industry was composed of approximately 316 stores nationwide, including hypermarkets and supermarkets. We believe supermarket penetration for the Lima metropolitan area was approximately 28% resulting in a

(64)  Carrefour number of stores includes Express format.

(65)  Walmart & Changomas stores are included in the number of stores.

(66)  In terms of sales.

country average of less than 16.0%. A large percentage of consumption in Peru is still served by informal trade. Smaller grocery stores, convenience stores and open air markets play an important role in this industry with roughly 84% of the market share as of 2015. The level of competition and the identity of competitors have changed over the last several years.

The following table presents certain information about us and our principal competitors in Peru as of December 31, 2016:

	Cencosud	Supermercados Peruanos	Tottus (Falabella)
Number of stores	91	165	60
Total selling space (square meters)	272,001	304,293	219,260

Source: Public filings.

For the year ended December 31, 2016, we believe we were the second largest operator of supermarkets in Peru in terms of net sales based on our comparisons against information from public filings of our main competitors as of December 31, 2016. According to Nielsen, Cencosud had a market share of 35.9% as of December 31, 2016. Our principal competitors in the hypermarket format are InRetail, controlled by the Rodriguez Pastor family, who also control the Peruvian financial group Intergroup, through its brands Plaza Vea, Mass, Plaza Vea Super and Vivanda and Tottus, controlled by Falabella.

Colombia

The Colombian retail market is driven principally by the general level of economic activity and the growth of per capita available income in Colombia. Since emerging from recession in the early 2000s, the Colombian economy has experienced significant growth, and improved security conditions. According to DANE, total nominal retail sales for department stores, supermarkets and hypermarkets, stood at COP 49.4 billion in 2016, an 11.2% increase versus 2015. We believe future growth in the retail sector will be driven by, among other things, economic expansion and increasing credit availability to consumers in Colombia

The Colombian retail food sector comprises various types of stores, including privately-owned supermarkets, limited assortment stores and convenience stores, government-subsidized merchandising cooperatives known as cajas de compensación, specialty stores (such as butcher shops and bakeries) and delivery operations. A large number of Colombians also shop through informal channels, such as neighborhood grocery stores and outdoor food markets.

In the past several years, the formal market has grown at a faster pace than the informal market driven mainly by increased purchasing power, aggressive penetration strategies by well-capitalized formal retailers which has reduced the proximity advantage of informal outlets, greater packaging options in the formal channels including better presentations at competitive prices, and growing credit product offerings by large retailers. The formal retail market is expected to continue growing in the medium term due to increasing market consolidation and relatively low penetration when compared with other countries. We believe the growth of the formal market will also be driven by the increasing concentration of Colombia’s population in urban centers. Colombia has a population of approximately 48.2 million according to the World Bank. The food and merchandise retail business in Colombia is highly competitive and is characterized by increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by each of our stores vary by location. Competition occurs principally on the basis of price, location, selection of merchandise, quality of merchandise (in particular for perishables such as produce), service, store conditions and promotions.

According to Nielsen, as of December 31, 2016, Cencosud had a market share of 15.2%, after Exito and Olimpica, which are the first and second largest supermarket players in the industry.

The following table presents certain information about us and our principal competitors in Colombia as of December 31, 2016:

	Cencosud	Exito	Olimpica
Number of stores	103	566	269
Total selling space (square meters)	431,232	850,734	352,321

Source: Public filings, Nielsen.

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

The following table presents certain information about us and our major competitors in Chile, as of December 31, 2016:

	Sodimac	Cencosud	Construmart
Number of stores	85	35	35
Total selling space (square meters)	711,839	325,315	192,500

Source: Public filings, Internal estimates.

For the year ended December 31, 2016, we estimate that we were the second-largest operator of home improvement stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2016. At December 31, 2016, Sodimac operated 85 home improvement stores with a total of 711,839 square meters of selling space. Its competitive advantage arises from its multi-format structure, with its Sodimac Homecenter stores that are similar to our Easy home improvement stores, as well as its Sodimac Constructor stores that cater to professional builders and its Sodimac Empresas warehouses that facilitate efficient delivery of construction materials in Antofagasta, Viña del Mar, Santiago and Talcahuano primarily used for large construction companies. Sodimac also accepts Falabella’s widely-used store credit card CMR that has significantly more penetration in the market than our Cencosud credit card.

Argentina

We believe the Argentine home improvement industry is composed of more than 80 home improvements stores nationwide, of which we operated 50 as of December 31, 2016. The remaining stores are operated by Sodimac, Hiper Tehuelche and Barugel Azulay. There are also various small more specialized hardware and construction supply stores. Prior to 2002, we faced competition from Home Depot (Argentina) until our acquisition of its Argentine operations in February 2002. We face strong competition from other hardware stores and specialty stores dedicated to specific areas of construction and home improvement. Until 2007, when Sodimac entered the market, we were the sole big-box home improvement chain in Argentina, with 17% market share, according to our estimates. We believe that the Argentine home improvement market still offers plenty of room for consolidation, leaving enough space for us to grow over the coming years.

The following table presents certain information about us and Sodimac, our main competitor in Argentina, as of December 31, 2016:

	Cencosud	Sodimac
Number of stores	51	8
Total selling space (square meters)	391,546	85,941

Source: Falabella’s public filings, internal estimates.

For the year ended December 31, 2016, we estimate that we were the largest operator of home improvement stores in Argentina in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2016. Our principal competitor in Argentina is also Sodimac, which operated 8 home improvement stores with a total of 85,941 square meters of selling space at December 31, 2016.

Colombia

We believe the Colombian home improvement industry is the most underdeveloped in the countries where we compete. For the year ended December 31, 2016, there were 48 home improvement stores. Hence, the industry is highly fragmented and composed of both general and specialized retailers.

Our main competitor is Sodimac HomeCenter, which is a joint venture between Colombian Grupo Corona (51%) and Chilean Falabella (49%), competing in the home improvement market in Colombia since 1993.

The following table presents certain information about us and Home Center, our main competitor in Colombia, as of December 31, 2016:

	Sodimac Home Center	Cencosud
Number of stores	38	10
Total selling space (square meters)	366,282	82,320

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

The following table presents certain information about us and our main competitors as of December 31, 2016:

	Falabella	Cencosud	Ripley	La Polar
Number of stores	44	79	42	38
Total selling space (square meters)	306,280	377,288	269,446	157,000

Source: Falabella’s public filings, Ripley’s public filings, La Polar’s public filings and internal estimates.

For the year ended December 31, 2016, we believe we were the second-largest operator of department stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitor as of the same date. Based on that comparison, we estimate that Falabella is the largest department store operator in Chile in terms of revenues and, at December 31 2016, operated 44 department stores with a total of 306,280 square meters of selling space. Falabella’s credit cards and loyalty programs are well-known in the market. On the same basis, we believe Ripley is the third-largest department store operator and, at December 31 2016, operated 42 department stores with a total of 269,446 square meters of selling space. Many of our competitors have active financial services divisions that support their retail activities, and both Falabella and Ripley operate banks focused on consumer lending.

Peru

Sears Roebuck was the first large department store chain in the Peruvian market. It began operations in November 1953 with the opening of its first establishment in the district of San Isidro. The U.S. arm of Sears made its debut in the Peruvian market through catalog sales. The success of that channel led to its conversion to a chain of department stores. In 1988, Sears sold its share in the firm, an event that led to the re-launch of the chain under the brand Saga, Sociedad Andina de los Grandes Almacenes. This chain was merged in the middle of the nineties with the regional retailer Falabella, leading to the creation of Saga Falabella, retailer that currently leads the sector of department stores in the Peruvian market.

Ripley, a Chilean entity, opened its first shop in Peru in 1997 at the Jockey Plaza. Ripley specializes in offering fashion at affordable prices, accessories and varied products for the home.

Oechsle is the Department Store of Intercorp Group, a local group of business leaders in sectors such as banking, insurance, retail, real estate and education, among others. As of December 31, 2016, Oechsle operated 19 stores in the country.

In 2013 Cencosud arrived to the Peruvian market through its Paris brand. As of December 31, 2016, Cencosud operated 10 stores with a total of 55,333 square meters of selling space.

	Falabella	Cencosud	Ripley	Oechsle
Number of stores	29	10	29	19
Total selling space (square meters)	176,962	55,333	192,884	N.A.

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

The Chilean shopping center industry is highly competitive and, at December 31, 2016, was composed of more than 74 shopping centers nationwide, the majority of which are operated by us, Grupo Plaza (controlled by Falabella), Parque Arauco and Espacio Urbano (controlled by

Walmart Chile until May 2016, date on which Walmart Chile sold the assets to Confuturo —subsidiary of Inversiones La Construcción or ILC), according to public and internal estimates. Shopping centers not only compete with other shopping centers, but also with an increasing number of individual retail stores.

The following table provides certain information about us and our competitors in Chile at December 31, 2016:

	Gross leasable area(67),(68)	Shopping Centers	Market share
Grupo Plaza (Falabella)	1,443,000	25	45.4%
Parque Arauco S.A.(69)	383,108	8	12.1%
Espacio Urbano (Wal-Mart)(70)	250,000	10	7.9%
Vivo	N.A.	45	N.A.
Pasmar	N.A.	7	N.A.
Cencosud(71)	1,101,216	25	34.7%

Source: Chilean Council of Shopping Centers and public filings by Falabella, Parque Arauco and Walmart Chile, as well as internal estimates. In the case of Walmart Chile, the above data is as of June 30, 2016, the latest date as for which information was made publicly available by Walmart Chile.

At December 31, 2016, we were the second largest shopping center operator in Chile in terms of gross leasable space based on our comparison against publically filed information from our main competitor as of December 31, 2016. As noted in the table above, our principal competitors include GrupoPlaza, Espacio Urbano and Parque Arauco. Parque Arauco’s shopping center Parque Arauco is located close to and directly competes with two of our largest shopping centers, Alto Las Condes and Costanera Center. Parque Arauco offers many of the same services as Alto Las Condes and Costanera Center, including ample parking and major department stores.

Argentina

In 2016, according to INDEC the city of Buenos Aires had a total of 37 shopping centers, and according to the National Chamber of Shopping Centers of Argentina the industry was composed of 127 shopping centers, the majority of which are operated by IRSA Inversiones Representaciones S.A. (“IRSA”) and Cencosud. As in Chile, shopping centers are relatively new to the market in Argentina, and most retail sales still take place at individual retail stores, according to the International Council of Shopping Centers.

The following table presents certain information about us, our main competitor in Argentina, IRSA, and other smaller competitors as of December 31, 2016:

	Gross leasable area	Shopping centers
Cencosud	747,894	22
IRSA	337,396	15

Source: Cencosud and IRSA.

At December 31, 2016, we were the second largest shopping center operator in Argentina in terms of gross leasable space, based on our comparison against publically filed information from our competitor as of December 31, 2016. Our principal competitor in Argentina’s shopping center market is IRSA which owns and operates the Abasto Shopping Center, Alto Palermo, Alto Avellandeda, Paseo Alcorta and Patio Bullrich, among others.

Peru

In 2016, we estimate the Peruvian shopping center industry was composed of more than 60 shopping centers, the majority of which are operated by Real Plaza (associated with the Interbank Group that also operates Supermercados Peruanos), Falabella, Aventura Plaza, Parque Arauco and Jokey Plaza. The shopping center industry is relatively new to the market in Peru, and most retail sales still take place at individual retail stores.

(67)         In thousands of square meters.

(68)         Wal-Mart and Cencosud areas includes area leased to related companies.

(69)         Gross leasable area adjusted to reflect proportional ownership participation in each shopping center.

(70)         Includes area leased to related companies.

(71)         Includes area leased to related companies.

The following table sets forth the market shares held by the major shopping center operators in Peru as of December 31, 2016:

	Gross leasable area(72)	Shopping centers	Market share(73)
Real Plaza (Interbank)	625,636	19	32.9%
Open Plaza (Falabella)	313,000	11	16.5%
Aventura Plaza (Falabella)	160,000	2	8.4%
Mega Plaza	270,000	15	14.2%
Parque Arauco	221,773	9	11.7%
Jockey Plaza	187,612	1	9.9%
Cencosud	71,191	4	6.5%

Source: Company filings

The principal shopping center operator in Peru is Real Plaza with leasable area of 625,636 square meters, resulting in a market share of approximately 32.9% of the shopping center market, based on gross leasable area at December 31, 2016. We believe that the shopping center market in Peru has a high potential for growth, and we are currently developing additional shopping centers in Peru.

In June 2012, we opened an additional shopping center in Peru, located in the Miraflores section of Lima, with a 100% occupancy rate, 19 stores and a gross leasable area of 1,196 square meters. In 2013, we opened another shopping center in the city of Arequipa called the Cerro Colorado Shopping Center. In 2016 we initiated work on a new shopping center in La Molina, a neighborhood of Lima.

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

The regulation of matters relating to the protection of the environment is not as well developed in Argentina, Brazil, Chile, Colombia and Peru as in the United States and certain other countries. Accordingly, we anticipate that additional laws and regulations will be enacted over time in these countries with respect to environmental matters. We believe that there are no material judicial or administrative proceedings pending against us with respect to any environmental matter and that we are in compliance in all material respects with all applicable environmental regulations in Argentina.

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

Banco Paris and CAT are under the supervision of the SBIF, and Paris Corredores de Seguros Limitada is under the supervision of the SVS. Additionally, Banco Paris is subject to the Ley General de Bancos (the General Banking Law) and its regulations, and is inspected by the SBIF at least once a year. The inspection includes a review of the bank’s credit risk policies and procedures, operational risks and control policies and other issues such as customer service, accounting rules, interest rates, information and technology and financial operations. Banco Paris is in compliance in all material respects to the regulations to which it is subject, Banco Paris closed on January 1, 2017.

(72)         Total square meters adjusted by property.

(73)         Based on gross leasable area and including only the operators shown.

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

Paris Corredores de Seguros Limitada, today CAT Corredores de Seguros y Servicios S.A., obtained in 1998 an insurance brokerage company authorization with the SVS and is subject to its supervision and regulations. In May 2015, Cencosud signed an agreement with Scotiabank to jointly develop the financial services business in Chile. Since then, the insurance business is run by CAT Corredores de Seguros y Servicios S.A., 49% owned by Cencosud. CAT Corredores de Seguros y Servicios S.A. is in compliance in all material respects with the regulations to which it is subject.

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

Argentina

We and all of our subsidiaries with operations in Argentina are subject to the Consumer Protection Law (“CPL”). This law requires providing accurate information regarding the products and services provided, as well as offers made to consumers. Also, the CPL establishes joint and several liability for all of the providers involved in the commercialization of such products or services (including the producer, importer, distributor and the owner of the trademark). Compliance with said law is enforced by the Secretaría de Comercio Interior on a national level. On the provincial and municipal levels, there are numerous agencies that also enforce violations. We are facing several proceedings arising from the CPL. However, we believe we are in adequate compliance with all material aspects of this law.

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

Cencosud acts as a distribution agent for several Argentine insurance companies, selling insurance to our customers on behalf of these insurance companies and collecting a fee for such sales. As such, Cencosud is registered with the Superintendencia de Seguros de la Nación as a distribution agent under Resolution SSN 38,052.

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

In an effort to eliminate plastic bags from stores, the Environmental Ministry enacted Resolution 0668 and law 1819, articles 207 and 208 in 2016, which imposed a tax on consumers that use plastic bags. This tax will take effect by July, 2017.

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

On November 4, 2015 Cencosud announced the agreement to sell 39 pharmacies that the group operated within its supermarkets in Colombia, to Droguerias Cruz Verde. Cencosud no longer owns any pharmacies in Colombia. On February 10, 2016, Cencosud announced the sale of 47 pharmacies that the group operated within its supermarkets in Peru, to Mifarma. The deal included the transfer of assests and leasing of the stores for a period of 10 years starting in March 2016.

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

C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The following is a simplified organizational chart showing our company and our principal operating divisions as of December 31, 2016:

Our Subsidiaries

The following are our direct and indirect majority-owned subsidiaries as of December 31, 2016:

Country	Controlling Stake	Chilean Tax ID number	Company name

Chile	99.9624%	81.201.000-K	Cencosud Retail S.A.
Chile	99.9264%	76.568.660-1	Easy Retail S.A.(74)
Chile	0.0%	76.568.660-1	Cencosud Administradora de Procesos S.A.(75)
Chile	100.0%	96.978.180-8	Cencosud Internacional Ltda.
Chile	100.0%	94.226.000-8	Cencosud Shopping Centers S.A.
Chile	90.0%	78.410.310-2	Comercial Food And Fantasy Ltda.
Chile	100.0%	76.433.310-1	Costanera Center S.A.
Chile	100.0%	76.476.830-2	Cencosud Fidelidad S.A.
Chile	100.0%	99.565.970-0	Banco Paris S.A.
Chile	90.0%	83.123.700-7	Mercado Mayorista P y P Ltda.
China	100.0%	Foreign	Cencosud (Shanghai) Trading Co., Ltd
Chile	0.0%	76.236.195-7	Cencosud Argentina S.P.A.(76)

D. PROPERTY, PLANTS AND EQUIPMENT

See “—B. Business Overview—Property, Plants and Equipment.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We seek to increase operations through organic growth in Brazil, Peru and Colombia, which the Company believes are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments, as described in “Item 4. Information on the Company—B. Business Overview—Our Company” and “—Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina, Colombia and Peru, with 53 shopping malls representing 778,848 square meters of gross leasable area for third parties as of December 31, 2016. We also offer private label credit cards, consumer loans and limited financial services to our retail customers.

(74)         On February 1, 2016, a merger was carried out by the incorporation of Easy S.A. (the absorbed company) into Easy Retail S.A. (the surviving company, formerly known as Cencosud Administradora de Procesos S.A.), the latter succeeding in all rights and obligations of the former.

(75)         On February 1, 2016, a merger was carried out by the incorporation of Easy S.A. (the absorbed company) into Easy Retail S.A. (the surviving company, formerly known as Cencosud Administradora de Procesos S.A.), the latter succeeding in all rights and obligations of the former.

(76)         Effective on January 1, 2016, a merger was carried out by the incorporation of Cencosud Argentina S.P.A. (the absorbed company) into Cencosud Internacional Argentina S.P.A. (the surviving company), the latter succeeding in all rights and obligations and acquiring all of the assets and liabilities of the former and dissolving Cencosud Argentina S.P.A.

A. OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Developments in the Chilean economy

Our operations in Chile accounted for 42.1% of our consolidated revenues from ordinary activities for the year ended December 31, 2016. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In 2010, the Chilean economy began to recover following the 2009 recession. As reported by the Central Bank of Chile, GDP posted an expansion of 5.8% in 2011, 5.5% in 2012, 4.0% in 2013, 1.8% in 2014, 2.3% in 2015 and 1.6% in 2016, as reported by the Central Bank of Chile. Analysts forecast GDP growth to improve in 2017 to 1.8% and 2.5% in 2018, according to the last Economic Expectations Survey performed by the Central Bank of Chile in March 2017. According to ILACAD World Retail (“ILACAD”), an international consulting company that monitors the retail industry, the Chilean formal retail sector, which consists of business that are taxed and that employ formal labor, accounts for 63% of the retail sector, a relatively high number in comparison to the other countries in which we operate, but low in comparison to the United States, where the formal sector accounts for 92% of the retail sector, according to the U.S. Census Bureau, as of 2013.

The recovery of the Chilean economy in 2010 was led in part by a recovery of the prices of Chile’s exports, which according to the World Bank contributed 36.8% of GDP in the 2010-2014 period. As a result of the economic recovery, the Consumer Price Index (“CPI”) inflation increased 3.0%, 4.6%, and 4.4% in 2013, 2014 and 2015, respectively according to the National Institute of Statistics of Chile (INE).  Inflation ended 2016 at 2.7%, down from 4.5% in the first half of the year. Prices are expected to rise 3.0% in 2017, according to the last Economic Expectations Survey performed by the Central Bank of Chile in March 2017.

GDP posted an average growth of 4.5% between 2000 and 2013, while average GDP growth between 2014 and 2016 has been 1.9% driven by lower investment due to lower commodity prices. Local output, demand and employment indicators showed softer dynamics in the economy during 2016. The international copper price averaged US$2.39/lb during the fourth quarter of 2016, up from US$2.14/lb during the first three quarters of the year, following a rally from late October onwards to over US$2.60/lb. The Chilean Central Bank forecasts copper price to average US$2.35/lb during 2017. As a result of higher copper prices, exports surged to US$15.9 billion in the fourth quarter of 2016, their highest level since early 2015. These factors, in conjunction with timid global growth prospects, led the bank to cut its benchmark interest rate by 25bps during its January 2017 meeting, reaching 3.25% and beginning a process of loosening monetary policy. Analysts expect a second 25bps cut during mid-2017, as per the Economic Expectations Survey published by the Central Bank in March 2017.

The average unemployment rate was 6.32% as of December 31, 2014, as internal demand cooled, up from 5.98% in December 2013 according to the Central Bank of Chile. More recently, the average unemployment rate reached 6.46% in 2016, up from 6.24% in 2015. Despite the increase from 2015, the unemployment rate has been quite resilient to the slowdown in output. It unexpectedly declined to 6.2% in November 2016, from a five year high of 7.1% in June, largely through the creation of seasonal jobs in farming and retail.

Business confidence weakened during the fourth quarter of 2016, as increased pessimism among manufacturing executives offset improved outlooks in retail and construction. Meanwhile, consumer confidence has recovered steadily since hitting a record low in August but remains decidedly negative. See “Item 3. Key Information - D. Risk Factors. Risks Related to Chile.”

In December 2016, Fitch, Inc. (“Fitch”) maintained Chile’s sovereign debt rating at A+, but revised the outlook from stable to negative, reflecting prolonged economic weakness, which is contributing to a relatively rapid deterioration in the sovereign balance sheet. In Fitch’s view, the policy response has helped buffer the economy and preserve credibility, but it has not prevented a substantial rise in the public debt burden from the low levels that underpinned the upgrade to ‘A+’ in 2011. Chile is currently rated AA- by Standard & Poor’s Financial Services LLC, (“S&P”), but the outlook on Chile’s AA- rating was cut from stable to negative on January 26, 2017, to reflect the risk that prolonged low economic growth could translate into larger fiscal deficits, leading to continued high increases in government debt, weakening the sovereign’s financial profile. S&P stated in its report that low copper prices led several firms to cut production. That, together with subdued business confidence, have weighed on investment and constrained economic growth. For 2017, S&P expects economic growth to pick up only slightly to 2.2%, largely as a result of consumption, together with stronger exports as global copper prices recover. On the other hand, Moody’s Investors Service has maintained Chile’s Aa3 rating with a stable outlook. The future economic, social and political developments in Chile, over which we have no control, could have a material adverse effect on us, including impairing our business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

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

Developments in the Argentine economy

Our operations in Argentina accounted for 24.5% of our consolidated revenues from ordinary activities for the year ended December 31, 2016. Accordingly, the Company is sensitive to macroeconomic conditions in Argentina.

The presidential elections at the end of 2015 led to a significant change in Argentine economic policy. The new administration has moved with significant speed to implement core reforms, such as the unification of the exchange rate, the agreement with international creditors, the modernization of the import regime, the reduction of inflation and the reform of the national statistics system. The currency exchange rate ended 2016 at a level of 1 US$ = 16.1 AR$. The government completed negotiations to serve the remaining debt owed to the Paris Club and the holdout creditors. As a consequence, Argentina was able to decrease its public-to-GDP ratio from 139% in 2003 to around 52% in 2016, as reported by the Ministry of Economy.

During 2012, 2013 and 2014 Argentina’s GDP grew by 0.9%, 3.0% and 0.5%, respectively, o according to the World Bank. Argentina reported GDP growth of 2.4% year-over-year in 2015 and GDP decline of 2.5% in 2016, according to preliminary data.

According to INDEC unemployment stood at 7.2% in 2013, 8.9% in 2014 and 9.3% in 2015. In response to demands from international investors and the International Monetary Fund, the government of Argentina introduced a new methodology for the calculation of price variations in the domestic economy. The new index revealed a price increase of 23.9% as of December 2014. According to private data inflation was 38% in 2016 and 28.4% in 2015. As per the Central Bank of Argentina, international reserves reached a record-high of over U.S.$52 billion in 2010, U.S.$46 billion in 2011 and U.S.$43 billion in 2012 before falling to U.S.$30 billion by the end of 2013. International reserves held by the Central Bank of Argentina stood as U.S.$31.4 billion as of December 31, 2014 and U.S.$25.6 billion in 2015. Reserves grew again in 2016 up to US$ 38.8 billion.

The local interest rate, the BAIBAR, ended 2015 at a level of 21.65% and 2016 at 24.8% after touching much higher levels during the year.

Argentina is rated B3 by Moody’sand B by Fitch, as of April 05, 2017. On April 04, 2017 S&P upgraded Argentina’s rating to B from B- based on the progress the country has made in resolving several macroeconomic imbalances while gradually rebuilding credibility and improving the overall weakened institutional framework. The future economic, social and political developments in Argentina, over which we have no control, could impair business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Item 3. Key Information - D. Risk Factors. Risks Related to Argentina.”

Developments in the Brazilian economy

Our operations in Brazil accounted for 15.4% of our consolidated revenues from ordinary activities for the year ended December 31, 2016. Accordingly, the Company is sensitive to macroeconomic conditions in Brazil.

Brazil’s economy is emerging from a severe and protracted recession. The country’s growth rate has decelerated steadily since the beginning of this decade, from an average annual growth of 4.5% between 2006 and 2010 to 2.1% between 2011 and 2014. The GDP decreased by 3.85% in 2015 and is estimated to have decreased 3.4% during 2016. After six quarters of contracting activity, the unemployment rate has risen to 11.8% and corporate bankruptcies and debt have been rising. Unemployment is projected to continue rising until 2017 and decline only gradually thereafter. Inflation fell notably in 2016 after ending 2015 at 10.7%, leading the Central Bank to cut the SELIC interest rate multiple times to support an economic recovery. As a result, inflation is now within the Central Bank’s target band of 2.5% - 6.5% and the expectation is to close around 6.3% in 2016. Current market consensus forecasts inflation at 4.9% at the close of 2017. For 2018, the Central Bank’s panel expects inflation of 4.7%.

There are indicators that the economy is now recovering. Confidence indicators have recently started to recover after a long decline, though their level is still low. Investment growth has turned positive, while signals from industrial production have been mixed. Political uncertainty has diminished, as the new government’s power has been confirmed by congress and will remain in power until the next scheduled elections in October 2018. Consumer and business confidence are slowly rising and investment has begun to strengthen.

Growth is projected to resume progressively during 2017, due to the improvements in confidence and investment. The pace of the recovery will be limited by high corporate sector debt and significant spare capacity in some sectors. The implementation of structural reforms will gain momentum relative to the past, but will likely nevertheless fall short of the ambitious agenda that is needed. Slow earnings growth and a continuing contraction in private credit will limit consumption growth initially, although lower interest rates may eventually allow the recovery of consumption to accelerate. Against the background of low international trade growth and ongoing competitiveness challenges, the external sector will not be able to provide as much support as in past years.

Inflation will continue to ease as a result of lower pressures from administrative prices and weak activity. Inflation is projected to return into the tolerance band during 2017, with a ceiling that will then be at 6%. Unemployment is projected to rise further until mid-2017, before starting to decline as the economy accelerates towards its growth potential in 2018.

Stronger momentum on structural reforms is a potential upside risk to the projections, as this could enhance domestic demand through a combination of lower spreads, less currency appreciation and lower real interest rates. Downside risks could come from the corporate sector, where the protracted recession is reflected in rising corporate defaults in the face of high debt levels, which could in turn weaken some parts of the financial sector. Although they have diminished, political risks remain with respect to the final implementation of the new fiscal rule.

The fiscal deficit remains high at over 9% of GDP, and the primary deficit of 3% of GDP is distant from the primary surpluses required to keep public debt on a firmly declining path. The fiscal stance is projected to be mildly contractionary over the medium term, which strikes an adequate balance between macroeconomic stability requirements and the need to restore the sustainability of public finances through a credible medium-term consolidation path. An effective fiscal adjustment would allow monetary policy to loosen further and support a recovery of investment. Raising productivity will depend on strengthening competition, including through lower trade barriers, fewer administrative burdens and improvements in infrastructure.

Rising current expenditures in combination with projected increases in pension spending have raised concerns about longer-term fiscal sustainability. These concerns are being adequately addressed with the implementation of a new expenditure rule, in line with recommendations in previous OECD Economic Surveys. The new rule limits real increases in expenditures and reduces the rigidity of the budgeting process, except for pensions and benefits, which amount to almost half of central government spending. Implementing a separate pension reform will be crucial for turning the fiscal adjustment into a success, and could also lead to stronger declines in inequality and poverty by improving the targeting of social benefits. The scope for raising spending efficiency extends across many areas, and the new fiscal rule leaves sufficient room for attaining policy objectives.

The credible commitment to containing public expenditures will allow further monetary easing going forward, which should give rise to stronger investment. Structural reforms have the potential to boost growth significantly and to make it more inclusive. Reducing the compliance costs and distortions imposed by Brazil’s fragmented system of indirect taxes would provide an almost immediate cost reduction for firms, and could be achieved by consolidating indirect taxes into a single, broad-based value-added tax with full deductibility for inputs and a zero-rating for exports. In addition, reducing barriers to international trade would cut the costs of imported inputs and strengthen incentives to enhance productivity. Improvements in infrastructure could also reduce transport costs, particularly for exporters. Stronger trade integration would benefit low-income earners in particular, as an expansion of the export sector would have a larger impact on the demand for low-skilled labour. Furthermore, improvements in the education sector would increase productivity and allow more low-income households to join Brazil’s growing middle class.

During the second half of 2015 and the first two months of 2016, rating credit agencies, Standard & Poor’s, Moody’s and Fitch, downgraded Brazil’s investment credit rating. In general, the downgrade is a reflection of a recession that is deeper than was previously anticipated, continued adverse fiscal developments and political uncertainty that could further undermine the government’s capacity to effectively implement fiscal measures to stabilize the growing debt burden.

Standard & Poor’s credit rating for Brazil stands at BB with a negative outlook. Moody’s credit rating for Brazil was last set at Ba2 with a negative outlook. Fitch’s credit rating for Brazil was reported as BB with a negative outlook. In general, sovereign wealth funds, pension funds and other investors refer to the credit ratings to gauge the credit worthiness of Brazil. Therefore, the credit ratings have a significant impact on the country’s borrowing costs.

Developments in the Peruvian Economy

Our operations in Peru accounted for 9.5% of our consolidated revenues from ordinary activities for the year ended December 31, 2016. Accordingly, the Company is sensitive to macroeconomic conditions in Peru.

According to the Central Bank of Peru, Peruvian GDP grew 2.4%, 3.3% and 3.9% in 2014, 2015 and 2016, respectively according to the Central Bank of Peru. This was on the back of a lower contribution to GDP from investments, particularly in its mining sector, and subdued private consumption. Falling exports were the main culprit for these two effects. Peru´s external accounts and exports were affected by weaker global demand and lower commodity prices. The government of Peru is being proactive in developing anticyclical measures to boost growth with a series of large infrastructure projects.

Urban unemployment rates have remained at stable and low levels during recent years. According to the INEI, in 2014, 2015 and 2016 the unemployment rate was 4.7%, 5.7% and 6.2%, respectively. At its December 2016 meeting, the Central Bank of Peru raised the reference rate to at 4.25% in light of the monetary authority’s inflation expectation of 2.0% for 2016 in order to maintain the convergence of inflation expectations that are above that target range. The CPI index increased 3.22%, 4.4% and 3.23% in 2014, 2015 and 2016, respectively as reported by INEI. Interest rates during 2016 were above those registered in 2015 and were influenced by the growth of the reference rate in its effort to tame inflation; by the exchange rate depreciation, a fragile economic recovery among Peru’s trading partners and high volatility in foreign exchange and financial markets.

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

The future economic, social and political developments in Peru, over which we have no control, could have a material adverse effect on us. See “Item 3. Key Information — D. Risk Factors - Risks Related to Peru.”

Developments in the Colombian economy

Our operations in Colombia accounted for 8.6% of our consolidated revenues from ordinary activities for the year ended December 31, 2016. Accordingly, the Company is sensitive to macroeconomic conditions in Colombia.

Beginning in 2007 Colombia grew rapidly, however, Colombia’s credit rating was not raised to investment grade by Moody’s and S&P until 2011. Moody’s upgraded Colombia from Baa3 to Baa2, two notches above junk grade, with a stable outlook in July 2014 and remaining stable in 2015 and 2016. Fitch also ratified its sovereign rating on Colombia at BBB with negative outlook in 2016. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

Congress’s approval of the tax reform on December 28, 2016 was essential in order to maintain investment grade credit ratings. The tax reform is expected to generate an increase in new revenues of 2.2 - 2.4% of GDP through 2022. The primary components of the tax reform are a 3% increase VAT from 16% to 19%, the permanent adoption of a 0.4% financial transactions tax, the adoption of a 5% tax on dividends for foreign investors, an increase in income tax on individuals and a gradual reduction of the corporate tax to 40% in 2017, 37% in 2018 and 33% in 2019. Furthermore, the wealth tax was eliminated.

By the end of 2016 Colombia’s credit rating was higher than that of Brazil, Latin America’s largest economy, due to strong growth that was supported by government infrastructure programs encompassed in the “4G” plan and moderate fiscal deficits.

After 50 years of armed confrontations, and four years of negotiations with FARC (Revolutionary Armed Forces of Colombia), the most important domestic guerrilla group, the Colombian government and FARC signed a peace agreement in September 2016 that a public referendum failed to ratify in October 2016. Following the unsuccesful referendum, the Colombian government and FARC signed a revised peace deal that was ratified by Congress in November 2016, and which was not submitted to the public for approval. In December 2016, the Colombian constitutional court ruled that they would allow legislation related to the FARC peace deal to be discussed through a fast track process. Since peace deal legislation is seen as extraordinary, it would typically have to go through eight debates in Congress. The constitutional court’s ruling shortenes the process to four debates in Congress. The government is expected to send the FARC Amnesty Bill to congress as soon as possible, as it is time sensitive.

In October 2012, the U.S. granted congressional approval to the implementation of the United States-Colombia Trade Promotion Agreement (“TPA”), under which over 80% of U.S. exports of consumer and industrial products to Colombia will become duty free immediately, with remaining tariffs phased out over 10 years. The TPA was signed on November 22, 2016 and is expected to benefit both the U.S. and Colombian economies, which are seen as highly complementary. According to the Office of the United States Trade Representative, Colombia was the United States’ 20th largest goods export market and the 27th largest supplier of goods imports in 2015. During 2014 and 2015, U.S. imports from Colombia amounted to USD$14.2 billion and USD$9.8 billion, respectively, and are expected to be USD$9.8 billion in 2016. The main products are oil and derivatives, aircraft and parts, electric machinery, iron and steel products, cereals, soybean products and pharmaceutical products. The decrease in U.S. imports from Colombia from 2014 to 2015 was driven by oil derivatives.

GDP growth was 4.4% in 2014, 3.1% in 2015 and 2.0% in 2016.  Retail sales have increased 7.5% in 2014, 6.5% in 2015 and 2.0% in 2016, according to DANE. The retail sector in Colombia is underpenetrated with 51% of the retail sector being informal according to Credit Suisse Research, as of 2013.

Private consumption has recovered since 2009 as illustrated by the real growth rates of 0.9%, 5.0%, 5.5%, 4.8%, 4.9%, and 4.7% in 2009, 2010, 2011, 2012, 2013 and 2014, according to DANE. We believe this increase in real growth rate has been a key driver in retail growth in Colombia. However, during the first quarter of 2016 household consumption grew a moderate 3.1% due to the negative impact of the high inflation rate, devaluation of the Colombian peso and the interest rate increase by the central bank.

Unemployment has gradually decreased in the last few years. According to the Central Bank of Colombia, the yearly unemployment rate was 9.1%, 8.9% and 9.2% in 2014, 2015 and 2016, respectively.

Historically, one factor that differentiated the Colombian recovery from its Latin American peers had been the favorable behavior of inflation, which has been well within the inflation target band of 2 - 4% set up by the Central Bank of Colombia. Headline inflation ended at 2.4% for 2012, 1.9% for 2013 and 3.66% for 2014. However, in 2015 the inflation was higher than the Central Bank target of 6.77% as a result of the devaluation of the peso and the negative impact on food products supply caused by weather phenomenon “El Niño” that affected the local harvests. In 2016 inflation closed at 5.75%, above target but with a significant decrease in the second quarter as a result of more favorable weather conditions and a more stable exchange rate.

Fiscal deficit has shown an increasing trend. It was 1.9% in 2012, 2.2% in 2013, 2.6% in 2014, 3.0% in 2015 and is estimated at 3.9% in 2016. This deficit has increased government debt to GDP ratios which stood at 51.7% in 2015.

The future economic, social and political developments in Colombia, over which we have no control, could impair our business, financial condition or results of operations. See “Item 3. Key Information — D Risk Factors. Risks Related to Colombia”

Expansion activities

A significant proportion of our expected revenue growth is based on our expansion activities, including organic growth. We expect revenues to reach approximately U.S.$16.5 billion for 2017 based on the company’s expected revenue growth, due primarily to a better performance from the businesses, increased online business growth, selected store openings and an improved economic regional environment, particularly in Peru, Argentina and Brazil. For the same period we expect to invest U.S.$500 million.

By 2017, the focus of investments will continue to be on strengthening our value proposition and competitiveness of stores, innovation and improvement in logistics and technological capabilities, omnichannel development and growth in sales area through selective opening of stores and the acceleration of our remodeling plan. In addition to the above, we plan to start the development of new shopping centers and the expansion of existing malls.

The organic growth plan for the next four years (2017-2020) contemplates investments of U.S$2.5 billion and will be financed mainly by cash generated from operations (this plan does not take into account the resources that may be generated from any sale of non-strategic assets).

Capex distribution for 2017 by Type of Investment

Divestment activities

We profit from the opportunistic disposition of land for which we no longer have immediate use. These dispositions allow us to monetize the capital gains from such land and allocate capital efficiently. From time to time, we may leverage our favorable position in and knowledge of the land and market to engage in opportunistic selling transactions. During 2016, the Company divested from 47 pharmacies that the group operated within its supermarkets in Peru, to Mifarma, the 33.3% stake in Mall Viña del Mar S.A. - a company that owns and operates a shopping center in Viña del Mar and a shopping center in Curico - for UF 4,275,000 (approximately U.S.$160 million or Ch$110,575 million), renewed the JV agreement with Colpatria (a subsidiary of Scotiabank) to jointly develop the financial retail business in Colombia, and sold Teleticket, a ticketing agency for shows in Peru.

Impact of acquisitions

No acquisitions were made in the 2014, 2015 and 2016 fiscal periods.

Impact of organic expansion

During the year ended December 31, 2016, (a) in Chile, we opened two new stores in our supermarket division adding 815 square meters of selling space and added one new store in our department store division with an additional 3,135 square meters of selling space; (b) in Argentina, we had a net closing of four supermarkets, which reduced selling space by 1,654 square meters and opened one home improvement store, which added 7,760 square meters of selling space; (c) in Brazil, we had net closings of 11 stores and reduced selling space by 16,508 square meters; (d) in Peru, we had one net opening in our supermarkets division, which expanded selling space by 2,475 square meters and had one department store opening, which added10,100 square meters of selling space; (e) in Colombia, we had two net openings and added 4,839 square meters of selling space. In addition, maintenance expenditures for existing stores are estimated to have been at U.S.$72 million in 2016. In our shopping centers division we had a reduction in GLA to third parties of 9,643 square meters in Chile and 6,101 square meters in Colombia, totaling a reduction of 15,744 square meters.

During the year ended December 31, 2015, (a) in Chile, we had seven net openings in our supermarket division adding 9,674 square meters of selling space, we added two new stores in our home improvement division with an additional 17,462 square meters of selling space; (b) in Argentina, we had a net closing of four supermarkets and reduced selling space by 2,953 square meters; (c) in Brazil, we had a net opening of three stores and expanded selling space by 9,169 square meters; (d) in Peru, we had three net openings in our supermarkets division and expanded selling space by 7,826 square meters; (e) in Colombia, we opened had one net opening of a supermarket store and added 1,197 square meters of selling space and had no net openings in Home Improvement but added 6,587 square meters of selling space. In addition, maintenance expenditures for existing stores are estimated to have been at U.S.$108 million in 2015. In our shopping centers division we had a reduction in GLA to third parties of 1,846 square meters in Chile, 4,312 square meters in Argentina and added 477 square meters in Peru, totaling a reduction of 5,680 square meters.

During the year ended December 31, 2014, (a) in Chile, we opened 14 new stores in our supermarket division adding 21,637 square meters of selling space, we added one new store in our home improvement division with an additional 5,648 square meters of selling space, and we added two stores in our department stores division with an additional 3,695 square meters of selling space; (b) in Argentina, we opened two home improvement stores that added selling space for 10,297 square meters; (c) in Brazil, we had a net closing of two stores but expanded selling space by 5,448 square meters; (d) in Peru, we had no net openings in our supermarkets division but expanded selling space by 2,340 square meters and we opened three new department stores that added selling space of 13,011square meters. In addition, Maintenance expenditures for existing stores are estimated to have been at U.S.$75 million in 2014. In our shopping centers division we had investments that added GLA to third parties in excess of 20,635 square meters in Chile, 40,105 square meters in Argentina and 12,803 square meters in Peru, totaling 73,543 square meters.

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

	2016
	Total 2015	Openings	Closings	Acquisitions	Total 2016

Chile
Supermarkets	245	2	2	—	245
Home Improvement	35	0	0	—	35
Department Stores	79	1	1	—	79
Shopping Centers	25	0	0	—	25
Total Chile	384	3	3	—	384
Argentina
Supermarkets	286	6	9	—	283
Home Improvement	50	1	0	—	51
Shopping Centers	22	0	0	—	22
Total Argentina	358	6	9	—	356
Brazil
Supermarkets	222	3	14	—	211
Total Brazil	222	3	14	—	211
Peru
Supermarkets	90	3	2	—	91
Department Stores	9	1	0	—	10
Shopping Centers	4	0	0	—	4
Total Peru	103	4	2	—	105
Colombia
Supermarkets	101	3	1	—	103
Home Improvement	10	0	0	—	10
Shopping Centers	2	0	0	—	2
Total Colombia	113	3	1	—	115
Total	1,180	20	29		1,171

	2015
	Total 2014	Openings	Closings	Acquisitions	Total 2015

Chile
Supermarkets	238	10	3	—	245
Home Improvement	33	2	0	—	35
Department Stores	79	0	0	—	79
Shopping Centers	25	0	0	—	25
Total Chile	375	12	3	—	384
Argentina
Supermarkets	290	1	5	—	286
Home Improvement	50	0	0	—	50
Shopping Centers	22	0	0	—	22
Total Argentina	362	1	5	—	358
Brazil
Supermarkets	219	5	2	—	222
Total Brazil	219	5	2	—	222
Peru
Supermarkets	87	3	0	—	90
Department Stores	9	0	0	—	9
Shopping Centers	4	0	0	—	4
Total Peru	100	3	0	—	103
Colombia
Supermarkets	100	3	2	—	101
Home Improvement	9	1	0	—	10
Shopping Centers	2	0	0	—	2
Total Colombia	111	4	2	—	113
Total	1,167	25	12		1,180

	2014
	Total 2013	Openings	Closings	Acquisitions	Total 2014

Chile
Supermarkets	224	15	1	—	238
Home Improvement	32	1	—	—	33
Department Stores	77	2	—	—	79
Shopping Centers	25	—	—	—	25
Total Chile	358	18	1	—	375
Argentina
Supermarkets	290	1	1	—	290
Home Improvement	48	2	—	—	50
Shopping Centers	18	4	—	—	22
Total Argentina	356	7	1	—	362
Brazil				—
Supermarkets	221	3	5	—	219
Total Brazil	221	3	5	—	219
Peru				—
Supermarkets	87	1	1	—	87
Department Stores	6	3	—	—	9
Shopping Centers	3	1	—	—	4
Total Peru	96	5	1	—	100
Colombia				—
Supermarkets	100	2	2	—	100
Home Improvement	9	1	1	—	9
Shopping Centers	2	—	—	—	2
Total Colombia	111	3	3	—	111
Total	1,142	13	8	—	1,167

Impact of exchange rate fluctuations

The Chilean peso, as well as the currencies of the countries in which we operate, has been subject to large volatility in the past and could be subject to significant fluctuations in the future. During 2016 and 2015, the value of the Chilean peso relative to the U.S. dollar appreciated approximately 5.7% and depreciated 17.0%, respectively; the Argentine Peso depreciated approximately 22.1% and 51.7% against the U.S. dollar, respectively; the Brazilian Real appreciated approximately 18.3% and devaluated 49.8% against the U.S. dollar, respectively; the Peruvian Sol appreciated 1.7% and depreciated approximately 14.1% against the U.S. dollar, respectively, and the Colombian peso appreciated 5.7% and depreciated 33.0% against the U.S. dollar, respectively. The observed exchange rate for the Chilean peso on January 2, 2017 was Ch$669.75 per U.S.$1.00. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” and “Item 10. Additional Information—D. Exchange Controls.”

Our sales in each of our countries of operations are priced in local currencies. To the extent that the Chilean peso depreciates against the U.S. dollar or the currencies of any of our countries of operation, our revenues may be adversely affected when expressed in Chilean pesos. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in Chilean pesos (such as our corporate overhead) and a significant part of our indebtedness is denominated in Chilean pesos. As of December 31, 2016, 17% of our interest-bearing debt was denominated in U.S. dollars, after taking into account cross-currency swaps, and the remainder of our interest-bearing debt was primarily UF- or Chilean peso-denominated.

Seasonality

Historically, we have experienced distinct seasonal sales patterns at our supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, we promote the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, we usually experience a decrease in sales during the summer vacation months of January and February. Our sales for the first and fourth quarters of 2016 represented 24.0% and 27.6% respectively, of our total sales for such year.

We do not experience significant seasonality in the home improvement sector. Home improvement store sales for the first and fourth quarters of 2016 represented 25.1% and 27.8% of our total home improvement sales.

Our department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter, which represented 32.0% of total sales for the year 2016, while the first quarter represented 21.9% of total annual sales, respectively.

Our shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for our shopping centers. For example, during the fourth quarter of 2016 our Chile shopping center revenues represented 29.1% of total Chile shopping center revenues for the year. We generally charge our shopping center tenants double rent for the month of December which is payable in February of the following year when they will have realized collections in respect of most holiday season sales.

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

On September 29, 2016, we renewed the JV agreement with Colpatria (a subsidiary of Scotiabank) to jointly develop the financial retail business in Colombia. The agreement is a 15 year term contract which involves a one-time payment from Colpatria to Cencosud in the amount of Ch$18,834 million, and the distribution, in equal parts, of future business profitability.

Under IFRS 5, “Disposal of subsidiaries, business and non-current assets”, the Subject Companies are considered as from June 20, 2014, as “Assets held for sale” as a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Joint Venture Framework Agreement and the occurrence of such transaction is deemed highly probable by management. IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets shall cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, and be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or in the financial statements themselves. Accordingly, our consolidated financial information for the two years ended December 31, 2015 and 2014 has been restated to present the result of operations of the financial services segment in Chile as discontinued operations.

In 2016 the Company did not register results related to discontinued operations as the Joint Venture was completed in May 1, 2015, and results from financial services Chile started to be accounted under the equity method of accounting, given our 49% ownership.

Potential Separation of the Shopping Centers division

On January 30, 2015, the board of directors of the Company resolved to evaluate a potential separation of the Company’s Shopping Centers division. The possible separation was contemplated to primarily involve shopping centers in Argentina, Chile, Peru and Colombia, coupled with the development of a plan for investment in additional expansions and new projects, with the Company expecting to maintain a majority position in the resulting entity. The process however is currently on standby and no decision to proceed has been made. Any transaction ultimately undertaken with respect thereto will be subject to approval by the board of directors of the Company as well as the procurement of any other regulatory approvals required under applicable law.

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

After evaluating the development of the Supermarkets — Brazil CGU (cash generating unit) segment during first half 2015, the Company has considered that there were qualitative triggering events indicating that the goodwill of the Supermarkets - Brazil CGU could be at risk of impairment. According to this, a new calculation of the recovery value of the Supermarkets - Brazil CGU was made by taking into account the adjusted assumptions and updated business outlook. The value in use was obtained by discounting the future cash flows at their present value, using an updated WACC rate.

The financial model showed that the recoverable amount of the Supermarkets - Brazil CGU was lower than the carrying value of its long-term assets, for this reason, the Group recorded a goodwill impairment in the amount of Ch$116,771 million (BRL$566 million). This impairment loss was recognized within the consolidated statement of comprehensive income by function, as of June 30, 2015.

During the years ended December 31, 2016 and December 31, 2015, except for the goodwill of the Supermarkets - Brazil CGU, there have been no losses for impairment of assets with indefinite useful life.

Impairment of accounts receivable

We assesses the impairment of accounts receivable when there is objective evidence that we will not be able collect all the amounts according to the original terms of the account receivable. For further information on our accounts receivable, please see Note 8 to our Audited Consolidated Financial Statements.

Investment property

a) Fair value measurement for lands

The fair value for land was determined by the Company’s finance department, consulting with external and independent property valuers who have an appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

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

For investment property, the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country. The rates used at December 31, 2016 were 6.19% in Chile, 12.3% in Argentina, 6.75% in Peru and 7.03% in Colombia (at December 31, 2015: 6.73% in Chile, 22.50% in Argentina, 7.50% in Peru and 7.10% in Colombia). To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country. As a result of the project of tax reform in Chile enacted in the second half of the year 2014, the company conducted an assessment of changes in the legislation and included such in determining the fair value of the investment properties from June 30, 2014. For more information related to cash flows and main variables used please refer to note 4.3 of our audited consolidated financial statements.

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

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following table presents, for the periods indicated, certain items of our statement of profit and loss:

	Year Ended December 31,
	2016	2015	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	7,487,810	8,045,566	(6.9)%
Shopping Centers	238,722	248,026	(3.8)%
Home improvement	1,294,348	1,469,246	(11.9)%
Department stores	1,126,931	1,051,642	7.2%
Financial services	177,683	165,820	7.2%
Other	7,506	11,039	(32.0)%
Total revenues from ordinary activities	10,333,001	10,991,338	(6.0)%

Cost of sales:
Supermarkets	(5,600,464)	(6,014,367)	(6.9)%
Shopping Centers	(31,110)	(33,984)	(8.5)%
Home improvement	(849,368)	(962,485)	(11.8)%
Department stores	(810,967)	(749,412)	8.2%
Financial services	(59,818)	(49,276)	21.4%
Other	(4,744)	(3,702)	28.2%
Total cost of sales	(7,356,471)	(7,813,226)	(5.8)%

Gross profit:
Supermarkets	1,887,346	2,031,199	(7.1)%
Shopping Centers	207,612	214,042	(3.0)%
Home improvement	444,980	506,761	(12.2)%
Department stores	315,965	302,229	4.5%
Financial services	117,865	116,544	1.1%
Other	2,763	7,337	(62.3)%
Total gross profit	2,976,530	3,178,112	(6.3)%

Administrative expenses, distribution costs and other expenses	(2,523,381)	(2,675,486)	(5.7)%
Other income	301,152	210,521	43.1%
Share of profits of investments accounted for using the equity method	11,896	14,067	(15.4)%
Financial income	14,540	14,939	(2.7)%
Financial expenses	(283,511)	(259,038)	9.4%
Other losses	59,564	(124,455)	(147.9)%
Exchange differences	37,287	(116,743)	(131.9)%
Losses from indexation	(14,312)	(22,009)	(35.0)%
Income (loss) before taxes	579,766	219,908	163.6%
Income tax charge	(191,969)	(58,540)	227.9%
Profit from continuing operations	387,797	161,368	140.3%
Profit from discontinued operations	0	70,617	(100.0)%
Net profit	387,797	231,985	67.2%
Profit attributable to non-controlling shareholders	43	44	(3.2)%
Profit attributable to controlling shareholders	387,755	231,941	67.2%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities decreased Ch$658,336 million, or 6.0%, to Ch$10,333,001 million for the year ended December 31, 2016, from Ch$10,991,338 million for the same period in 2015, as a result of a lower contribution from Supermarkets, Home Improvement and Shopping Centers, reflecting the impact of the devaluation of local currencies against the Chilean peso (mainly the Argentine peso and Colombian peso against the Chilean peso), partially offset by higher contribution from Department Stores and Financial Services. The increase in Department Stores reflects the growth in same store sales (SSS) in Chile and Peru, and the store openings in Peru. The increase in Financial Services reflects loan portfolio growth in Peru and Argentina.

Supermarkets

Our consolidated revenue from ordinary activities from our supermarkets decreased Ch$557,756 million, or 6.9%, to Ch$7,487,810 million for the year ended December 31, 2016, from Ch$8,045,566 million for the same period in 2015, primarily due to (i) a revenue decrease of Ch$521,604 million, or 24.2%, in our Argentine operations, resulting from a 35.4% depreciation of the ARS against the CLP and the net closing of 3 stores, partially offset by a 17.3% increase in same stores sales, (ii) a decrease of Ch$89,694 million, or 5.3%, in revenues from our Brazilian operations due to the net closing of 11 stores, a 2.4% decrease in same store sales and the 2.0% depreciation of the BRL against the CLP, (iii) a decrease of Ch$29,066 million, or 3.5%, from our Colombian operations resulting from a 7.6% depreciation of the COP against the CLP, partially offset by the net opening of two stores during the period and a 5.0% increase in same store sales, and (iv) a decrease of Ch$28,876 million, or 3.3%, from our Peruvian operations, due to the sale of pharmacies — in 2015 revenues from that business was accounted in the Supermarkets segment — and the 2.4% depreciation of the Peruvian Nuevo Sol  against the CLP, partially offset by the net opening of 1 store and a 1.0% increase in same store sales. On the other hand, our Chilean operations posted a revenue increase of 4.5%, or Ch$111,484 million, on the back of positive same store sales of 3.9%.

Home improvement stores

Our consolidated revenue from ordinary activities from our home improvement stores decreased Ch$174,897 million, or 11.9%, to Ch$1,294,348 million for the twelve months ended December 31, 2016, from Ch$1,469,246 million for the same period in 2015, primarily due to (i) a decrease of Ch$200,539 million, or 22.0%, in our Argentine operations, resulting from a 35.4% depreciation of the ARS against the CLP, partially offset by an 18.4% increase in same store sales and the net opening of one store, (ii) an increase in revenues of Ch$25,374 million, or 5.1%, in Chile resulting from a 3.3% increase in same store sales and (iii) an increase in revenues from our Colombian operations of Ch$268 million, or 0.4%, resulting from a 7.6% depreciation of the COP against the CLP, partially offset by an 8.8% same store sale increase.

Department stores

Our consolidated revenue from ordinary activities from our department stores increased Ch$75,290 million, or 7.2%, to Ch$1,126,931 million for the twelve months ended December 31, 2016, from Ch$1,051,642 million for the same period in 2015, primarily due to (i) an increase of Ch$66,149 million, or 6.7%, in our Chilean operations as a result of a 6.4% increase in same store sales and (ii) an increase in revenues of Ch$9,141 million, or 15.5%, in Peru resulting from a 11.1% increase in same store sales and the net opening of one store.

Shopping centers

Our consolidated revenue from ordinary activities from our shopping centers decreased Ch$9,304 million, or 3.8%, to Ch$238,722 million for the twelve months ended December 31, 2016, from Ch$248,026 million for the same period in 2015, primarily due to (i) a decrease in revenues from our Argentine operations of Ch$15,764 million, or 18.3%, resulting from a 35.4% depreciation of the ARS against the CLP and (ii) a decrease in revenues from our Colombian operations of Ch$63 million, resulting from a 7.6% depreciation of the COP against the CLP, partially offset by greater sales in local currency driven by the incorporation of revenues associated with the lease of pharmacies and increased in-store GLA(77) sales. These decreases were partially offset by (i) increased revenues in our Chilean operations of Ch$5,389 million due to the improved performance of our flagship development Costanera Center, renewal of contracts, the collection of office leases at Costanera Center and higher contribution from our parking business, and (ii) an increase in revenues from our Peruvian operations of Ch$1,134 million, or of 6.0%, due to renewals of leasing contracts, the incorporation of revenues from the newly leased pharmacies (after the divestiture of that operation) and an increased average occupancy rate during the period (up from 90.6% in 2015 to 93.5% in 2016) driven by Arequipa and Plaza Lima Sur Shopping Malls.

Financial services

Our consolidated revenue from ordinary activities from our financial services increased Ch$11,863 million, or 7.2%, to Ch$177,683 million for the twelve months ended December 31, 2016, from Ch$165,820 million for the same period in 2015, primarily due to (i) an increase in revenues from our Peruvian operations of Ch$10,001 million, or 20.4%, as a result of an increase in the size of our loan portfolio, (ii) an increase in revenues from our Argentine operations of Ch$8,059 million, or 7.8%, also as a result of an increase in the size of our loan portfolio. These increases were partially offset by (i) a decrease in revenues of Ch$3,137 million, or 62.0%, from our Brazilian operations as a result of lower contribution from the business  due to an increase in loss provisions and write-offs net from recoveries reflecting increased risk related to the economic deceleration and increased unemployment in Brazil, (ii) a decrease in revenues from our Colombian operations of Ch$1,773 million, or 31.4%, reflecting lower contribution from the business due to an increase in loss provisions and write-offs net from recoveries reflecting increased risk and the devaluation of the COP against the CLP, and (iii) a decrease in revenues from our Chilean operations of Ch$1,286 million resulting from lower business volume at Banco Paris (closure process finalized by the end of the year).

Cost of sales

Our consolidated cost of sales decreased Ch$456,754 million, or 5.8%, to Ch$7,356,471 million for the twelve months ended December 31, 2016 from Ch$7,813,226 million for the same period in 2015, reflecting the impact of the devaluation of local currencies against the Chilean peso and the efficiency plans coupled with the review of commercial strategies, better commercial agreements with suppliers and lower obsolescence provision (in 2015 Cencosud registered CLP 7,978 million in obsolescence provision).

Supermarkets

Our consolidated cost of sales in our supermarkets decreased Ch$413,903 million, or 6.9%, to Ch$5,600,464 million for the twelve months ended December 31, 2016 from Ch$6,014,367 million for the same period in 2015, due to (i) a decrease in cost of sales in Argentina of Ch$362,097 million, or 24.5%, resulting from a 35.4% depreciation of the ARS against the CLP; (ii) a Ch$73,315 million, or 5.6% decrease in cost of sales in Brazil, as a result of the decrease in sales related to the store closings, negative same store sales and the devaluation of the BRL against the CLP, (iii) a decrease in cost of sales in Peru, or 4.9%, as a result of the decrease in sales, the sale of pharmacies and the efficiency efforts, coupled with a 2.4% devaluation of the PEN against the CLP, (iii) a decrease in cost of sales in Colombia of Ch$23,753 million, or 3.5%, resulting from the 7.6% devaluation of the COP against the CLP, partially offset by increased cost of sales in local currency due to increased revenues. On the other hand, cost in sales in our Chilean operations increased Ch$78,441 million, or 4.2%, as a result of increased logistic costs associated to the start-up of the new distribution center of perishables in Santiago and higher promotional activity, partially offset by lower obsolescence provisions by Ch$2,059 million(78).

Home improvement stores

Our consolidated cost of sales in home improvement stores decreased Ch$113,117 million, or 11.8%, to Ch$849,368 million for the twelve months ended December 31, 2016 from Ch$962,485 million for the same period in 2015, mainly due to (i) a decrease in cost of sales in Argentina of Ch$129,054 million, or 23.0%, resulting from a 35.4% depreciation of the ARS against the CLP and lower obsolescence provisions by CLP 3,318 million(79); (ii) a decrease in cost of sales in Colombia of Ch$453 million, or 0.9%, resulting from lower obsolescence provisions by Ch$560 million(80), decreased logistic costs and higher operational efficiency, coupled with the 7.6% devaluation of the COP against the CLP; partially offset by (iii) increased cost of sales in Chile of Ch$16,390 million, or 4.6%, due to the 5.1% increase in revenues, partially offset by lower obsolescence provisions by Ch$2,041 million(81).

Department stores

Our consolidated cost of sales in our department stores increased Ch$61,554 million, or 8.2%, to Ch$810,967 million for the twelve months ended December 31, 2016 from Ch$749,412 million for the same period in 2015, due to (i) an increase of Ch$54,664 million, or 7.8%, in cost of sales in Chile as a result of the 6.7% increase coupled with increased contribution from online sales and higher promotional activity; and (ii) an increase in cost of sales in Peru of Ch$6,890 million, or 14.5%, as a result of the 15.5% increase in sales driven by the expansion of the department store business in the country.

(77)  In store GLA refers to small size stores placed next to the check-out lanes in supermarkets. Tenants are oriented towards a narrow mix of goods and personal services such as drugstores, bank branches, dry cleaning facilities, smoke shops, accessories, and hair salons, among others.

(78)  A Ch$2,059 million increase in provision was performed in Supermarkets Chile in 2015, due to a change in obsolescence of inventories.

(79)  A Ch$3,318 million increase in provision was performed in Home Improvement Argentina in 2015, due to a change in obsolescence of inventories.

(80)  A Ch$560 million increase in provision was performed in Home Improvement Colombia in 2015, due to a change in obsolescence of inventories.

(81)  A Ch$2,041 million increase in provision was performed in Home Improvement Chile in 2015, due to a change in obsolescence of inventories.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers decreased Ch$2,873 million, or 8.5%, to Ch$31.110 million for the twelve months ended December 31, 2016 from Ch$33,984 million for the same period in 2015, due to (i) a decrease in cost of sales of Argentina of Ch$8,411 million, or 37.2%, resulting from the 35.4% depreciation of the ARS against the CLP; (ii) a decrease of Ch$93 million, or 3.1%, in cost of sales for our Peruvian operations due to higher charges from common expenses charged to our tenants and (iii) a decrease in cost of sales in Colombia of Ch$45 million, or 15.1%, resulting from a 7.6% depreciation of the COP against the CLP and the incorporation of revenues from the lease of pharmacies. These effects were partially offset by an increase in cost of sales in Chile of Ch$5,676 million, or 69.7%, due to increased costs related to the payment of real estate taxes as a consequence of the Tax Reform Act(82).

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services division increased Ch$10,543 million, or 21.4%, to Ch$59,818 million for the twelve months ended December 31, 2016 from Ch$49,276 million for the same period in 2015, due to an increase of Ch$6,061 million, or 28.6% in Peru as a result of the growth of our loan portfolio and an increase of Ch$4,097 million, or 14.3%, in Argentina as a result of loan portfolio growth and increased charges related to risk.

Gross profit

Our consolidated gross profit decreased 6.3%, or Ch$201,582 million, to Ch$2,976,530 million for the twelve months ended December 31, 2016 from Ch$3,178,112 million for the same period in 2015, primarily due to a decrease in gross profit in Supermarkets, Home Improvement and Shopping Centers, partially offset by increased gross profit in Department Stores and Financial Services. The decrease in gross profit in the aforementioned businesses was mainly driven by the depreciation of the ARS and COP against the CLP.

Our consolidated gross profit as a percentage of revenues from ordinary activities decreased 0.11% to 28.8% for the twelve months ended December 31, 2016 from 28.9% for the same period in 2015, reflecting increased costs related to the payment of real estate taxes in Chile as a consequence of the Tax Reform Act and lower gross margin from Financial Services due to increased charges related to risk associated with the loan portfolio growth in Peru, coupled with a lower contribution from the Joint Venture in Brazil reflecting economic conditions and from Colombia due to the devaluation of the COP against the CLP. The foregoing were partially offset by better commercial conditions with suppliers and the Ch$7,978 million one-time provision due to the change in how we account for obsolescence of inventories performed in 2015.

Supermarkets

Our consolidated gross profit in our supermarkets decreased Ch$143,853 million, or 7.1%, to Ch$1,887,346 million for the twelve months ended December 31, 2016 from Ch$2,031,199 million for the same period in 2015, as a result of (i) a decrease in gross profit of Ch$159,507 million, or 23.5%, in Argentina driven by the depreciation of the ARS against the CLP and increased promotional activity, (ii) a decrease in gross profit of Ch$16,380 million, or 4.5%, from our Brazilian operations, as a result of the 2.4% decrease in same store sales, the net closing of 11 stores and the depreciation of the BRL against the CLP, and (iii) a decrease of Ch$29,066 million, or 3.5%, in Colombia driven by the depreciation of the COP against the CLP. On the other hand, gross profit increased both in Chile and Peru. In the case of Chile, the increase in gross profit of Ch$33,044 million was driven by higher sales, savings from the centralization of processes (mat, bakery and prepared food) as well as improved logistic costs, and lower obsolescence provisions by Ch$2,059 million. In the case of Peru, the increase in gross profit of Ch$4,303 million was the result of lower contribution from the wholesale business.

Home improvement stores

Our consolidated gross profit in our home improvement stores decreased Ch$61,780 million, or 12.2%, to Ch$444,980 million for the twelve months ended December 31, 2016 from Ch$506,761 million for the same period in 2015. The decrease in gross profit reflects a decrease in gross profit from ordinary activities in Argentina of Ch$71,486 million, or 20.5%, from Ch$349,324 million in 2015 to Ch$277,839 million in 2016, as a result of the depreciation of the ARS against the CLP and greater promotional activity, partially offset by (i) an increase in gross profit from our operations in Chile of Ch$8,984 million, or 6.3%, driven by higher sales, greater contribution from retail sales and the one-time charge in 2015 of Ch$2,041 million related to the change in the provision of obsolescence of inventories and (ii) an increase in gross profit in Colombia of Ch$721 million, or 4.8%, resulting from higher sales, a larger share of imports in the product mix and the one-time charge in 2015 of Ch$560 million due to the change in the provision of obsolescence of inventories.

Department stores

Our consolidated gross profit in our department stores increased Ch$13,736 million, or 4.5%, to Ch$315,965 million for the twelve months ended December 31, 2016 from Ch$302,229 million for the same period in 2015, reflecting the improvement both in Chile and Peru. In Chile, gross profit increased Ch$11,485 million, or 4.0%, during the twelve months ended December 31, 2016 compared to the same period in 2015 driven by greater sales, and gross margin as a percentage of sales decreased from 29.3% in 2015 to 28.5% in 2016, as a result of greater promotional activity. In Peru, gross profit increased Ch$2,251 million, or 19.6%, and gross margin as a percentage of sales increased from 19.5% in 2015 to 20.2% in 2016, as a result of the increase in size of the operation.

(82)  After the implementation of the Tax Reform Act in Chile approved in 2014, real estate taxes paid by contributors ceased to be a credit for corporate income taxes by 50% in 2015, and the benefit was fully eliminated by in 2016.

Shopping centers

Our consolidated gross profit in our shopping centers decreased Ch$6,430 million, or 3.0%, to Ch$207,612 million for the twelve months ended December 31, 2016 from Ch$214,042 million for the same period in 2015, as a result of a decrease in gross profit in Argentina of Ch$7,352 million, or 11.6%, due to the depreciation of the ARS against the CLP, partially offset by an increased gross profit in Peru, resulting from the renewal of contracts of a few tenants, the incorporation of revenues from the rental of pharmacies and higher charges from common expenses charged to our tenants.

Financial services

Our consolidated gross profit in our financial services segment increased Ch$1,321 million, or 1.1%, to Ch$117,865 million for the twelve months ended December 31, 2016 from Ch$116,544 million for the same period in 2015, as a result of (i) a larger loan portfolio at our Argentine operations, which increased gross profit by Ch$3,962 million, or 5.3%, despite the depreciation of the ARS against the CLP, and (ii) increased gross profit in Peru of Ch$3,940 million, or 14.2%, as a result of the growth of our loan portfolio in the country, fueled by the department store business growth by financing in-store purchases. These increases were partially offset by (i) a decrease in gross profit of Ch$3,137 million in our Brazilian operations, or 62.0%, due to higher charges related to risk as a result of the economic cycle, and (ii) decreased gross profit of Ch$1,774 million, or 31.4%, in our Colombian operations, reflecting higher costs of funding and an increase in risk, as well as the impact of the depreciation of the COP against the CLP.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses decreased Ch$152,104 million, or 5.7%, to Ch$2,523,381 million for the twelve months ended December 31, 2016 from Ch$2,675,486 million for the same period in 2015. This decrease primarily reflects the 6.0% decrease in revenue from ordinary activities, and the impact of the depreciation of the ARS and COP against the CLP.

Other income by function

Our consolidated other income by function increased by Ch$90,631 million, or 43.1%, to Ch$301,152 million for the twelve months ended December 31, 2016 from Ch$210,521 million for the same period in 2015, as a result of an increase in the fair value of properties in the period reflecting lower discount rates in the region for the twelve month period ended December 31, 2016 compared to the same period in 2015, associated with lower country risk, mainly in Argentina.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	As of December 31,
	2016	2015	% Change
	(in millions of Ch$)
Participation in earnings of associates	11,896	14,067	(15.4)%
Financial income	14,540	14, 939	(2.7)%
Financial expenses	(283,511)	(259,038)	9.4%
Other gains (losses)	59,564	(124,455)	(147.9)%
Exchange differences	37,287	(116,743)	(131.9)%
Losses from indexation	(14,312)	(22,009)	(35.0)%
Total losses from financial and other activities	(174,535)	(493,239)	(64.6)%

Our consolidated losses from financial and other activities decreased for the twelve month period ended December 31, 2016 compared to the same period in 2015, in light of the following factors:

•      An increase in other gains (losses) of Ch$184,019 million, resulting in a gain of Ch$59,564 million for the twelve months ended December 31, 2016 compared to a loss of Ch$124,455 million in 2015, mainly due lower impairment of assets by Ch$114,132 million (in 2015 the Company performed a Ch$116,771 million impairment of the Supermarkets Brazil CGU), higher recovery of insurance claims by Ch$6,562 million, partially offset by lower gains from the sale of subsidiaries (in 2015 the Company registered a Ch$61,373 million gain from the sale of the 49% stake of the financial services business in Chile and in 2016 registered a Ch$56,810 million gain as a result of the sale of Cencosud’s 33.3% stake in Mall Viña del Mar S.A.).

•      A decrease in exchange differences of Ch$154,030 million, resulting in exchange gains of Ch$37,287 million for the twelve month period ended December 31, 2016 compared to exchange losses of Ch$116,743 million for the same period in 2015, as a result of a the depreciation of the USD against CLP and the decrease in the unhedged portion on the debt, that went from 30.5% in 2015 to 16.6% in 2016.

•      A decrease in losses from indexation of Ch$7,696 million as a result of a lower inflation rate in Chile (4.4% in 2015 compared to 2.7% in 2016), resulting in a loss of Ch14,312 million for the twelve months ended December 31, 2016, compared to a loss of Ch$22,009 million for the same period in 2015.

These were offset by:

•      An increase in financial expenses of Ch$24,472 million, resulting in a financial expense of Ch$283,511 million for the twelve months ended December 31, 2016 compared to a financial expense of Ch$259,038 million for the same period in 2015 as a result of a higher negative effect from the mark to market of the hedged portion of the debt and higher financial expenses related to our bonds reflecting the devaluation of the CLP against the USD during the first quarter of the year, partially offset by lower financial expenses related to bank loans and higher interests on deposits.

•      A decrease in participation of earnings of associates of Ch$2,171 million, resulting in a profit of Ch$11,896 million for the twelve months ended December 31, 2016 compared to a profit of Ch$14,067 million for the same period in 2015 as a result of the sale of the 33.3% stake Cencosud held in Mall Viña del Mar S.A. partially offset by an increased results from the JV with Scotiabank in Chile.

Income tax charge

For the twelve month period ended December 31, 2016, we had an income tax expense of Ch$191,969 million, compared to an income tax expense of Ch$58,540 million for the same period in 2015, explained by a higher profit before income taxes, increased effective tax rates in the region and increased expenses from deferred income taxes as a result of; (i) higher expenses from deferred taxes in Argentina, amounting to Ch$54,257 million for the twelve months ended December 31, 2016 compared to Ch$9,729 million for the same period in 2015, related to the revaluation of investment properties; (ii) the suspension of the recognition of deferred tax assets due to tax losses in Brazil of Ch$15,114 million in 2016 compared to Ch$7,026 million in 2015; (iii) the recognition of a deferred tax of Ch$38,942 million related to the impairment of the Company’s Brazilian assets in 2015 and (iv) the establishment of a new legal precedent in Colombia that enabled the use of CREE tax(83) loss divestment to be used as deferred tax asset, resulting in a positive effect of  Ch$43,697 million in 2015. See the reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate in note 26 of our financial statements.

Profit (loss) from continuing operations

As a result of the above factors, our net earnings from continuing operations increased Ch$226,430 million, or 140.3%, to Ch$387,797 million for the twelve months ended December 31, 2016 from Ch$161,368 million for the same period in 2015. Our net earnings, as a percentage of revenues from ordinary activities, increased to 3.8% for the twelve months ended December 31, 2016 from 1.5% for the same period in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table presents, for the periods indicated, certain items of our statement of profit and loss:

	Year Ended December 31,
	2015	2014	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	8,045,566	8,159,237	(1.4)%
Shopping Centers	248,026	214,850	15.4%
Home improvement	1,469,246	1,225,616	19.9%
Department stores	1,051,642	991,442	6.1%
Financial services	165,820	117,679	40.9%
Other	11,039	2,205	400.6%
Total revenues from ordinary activities	10,991,338	10,711,029	2.6%

Cost of sales:
Supermarkets	(6,014,367)	(6,216,769)	(3.3)%
Shopping Centers	(33,984)	(28,029)	21.2%
Home improvement	(962,485)	(800,342)	20.3%
Department stores	(749,412)	(741,279)	1.1%
Financial services	(49,276)	(39,046)	26.2%
Other	(3,702)	(1,967)	88.2%
Total cost of sales	(7,813,226)	(7,827,432)	(0.2)%

Gross profit:
Supermarkets	2,031,199	1,942,468	4.6%
Shopping Centers	214,042	186,821	14.6%
Home improvement	506,761	425,275	19.2%
Department stores	302,229	250,163	20.8%
Financial services	116,544	78,632	48.2%
Other	7,337	238	2978.4%
Total gross profit	3,178,112	2,883,597	10.2%

Administrative expenses, distribution costs and other expenses	(2,675,486)	(2,482,777)	7.8%
Other income	210,521	114,438	84.0%
Share of profits of investments accounted for using the equity method	14,067	6,208	126.6%
Financial income	14,939	6,709	122.7%
Financial expenses	(259,038)	(180,258)	43.7%
Other losses	(124,455)	(6,515)	1810.3%
Exchange differences	(116,743)	(24,411)	378.2%
Losses from indexation	(22,009)	(39,576)	(44.4)%
Income (loss) before taxes	219,908	277,416	(20.7)%
Income tax charge	(58,540)	(125,932)	(53.5)%
Profit from continuing operations	161,368	151,485	6.5%
Profit from discontinued operations	70,617	12,662	457.7%
Net profit	231,985	164,146	41.3%
Profit attributable to non-controlling shareholders	44	(748)	N/A
Profit attributable to controlling shareholders	231,941	164,895	40.7%

(83)  The CREE is a Colombian National tax which applies over profits and gains obtained by companies which are likely to enrich them. This tax replaced certain wage-based social contributions.

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased Ch$280,308 million, or 2.6%, to Ch$10,991,338 million for the year ended December 31, 2015, from Ch$10,711,029 million for the same period in 2014, as a result of positive contributions from all business segments in Chilean peso terms, which were partially offset by the depreciation of local currencies (Brazilian real and Colombian peso) against the Chilean peso. The increase of Ch$243,630 million in the home improvement operation reflects the growth in same store sales (SSS) in Argentina. This increase was followed by a higher revenues at department stores, financial service and shopping centers. The aforementioned was partially offset by lower revenues from the supermarket business reflecting the impact of the depreciation of the Brazilian real and Colombian peso against the Chilean peso.

Supermarkets

Our consolidated revenue from ordinary activities from our supermarkets decreased Ch$113,671 million, or 1.4%, to Ch$8,045,566 million for the year ended December 31, 2015, from Ch$8,159,237 million for the same period in 2014, primarily due to (i) a revenue decrease of Ch$476,770 million, or 22.1%, in our Brazilian operations, resulting from a 21.9% depreciation of the BRL against the CLP and negative 6.3% in same stores sales, (ii) a decrease of Ch$158,811 million or 15.9% in revenues from our Colombian operations due to the depreciation of the COP against the CLP by 12.0%, partially offset by a positive same store sales of 1.4%. On the other hand, our Argentine operations posted a revenue increase of 18.8%, or Ch$341,167 million on the back of positive same store sales of 16.8% in local currency, (iv) an increase of Ch$149,909 million in our Chilean supermarket operations due to a 4.6% increase in same store sales, as well as the addition of seven new stores compared to the same period in 2014, and (v) opening of three stores and a 0.8% increase in same stores sales in Peru which increased revenues by Ch$30,834 million, or 3.7%.

Home improvement stores

Our consolidated revenue from ordinary activities from our home improvement stores increased Ch$243,630 million, or 19.9%, to Ch$1,469,246 million for the twelve months ended December 31, 2015, from Ch$1,225,616 million for the same period in 2014, primarily due to (i) an increase of Ch$217,995 million, or 31.5%, in our Argentine operations as a result of a 30.2% increase in same store sales (ii) an increase in revenues of Ch$29,329 million, or 6.3%, in Chile resulting from a 3.1% increase in same store sales and the addition of two new stores and (iii) a decrease in revenues from our Colombian operations of Ch$3,694 million, or 5.5%, due to the 12.0% devaluation of the COP against the CLP partially offset by the 4.2% same store sale increase, and the opening of one store during the period.

Department stores

Our consolidated revenue from ordinary activities from our department stores increased Ch$60,199 million, or 6.1%, to Ch$1,051,642 million for the twelve months ended December 31, 2015, from Ch$991,442 million for the same period in 2014, primarily due to (i) an increase of Ch$40,488 million, or 4.3%, in our Chilean operations as a result of a 3.3% increase in same store sales and (ii) an increase in revenues of Ch$19,711 million, or 50.2% in Peru resulting from a 13.7% increase in same store sales and an improvement in sales mix.

Shopping centers

Our consolidated revenue from ordinary activities from our shopping centers increased Ch$33,230 million, or 15.5%, to Ch$248,026 million for the twelve months ended December 31, 2015, from Ch$214,796 million for the same period in 2014, primarily due to (i) an increase in revenues from our Chilean operations of Ch$13,338 million, or 11.1%, as a result of the improved performance of our flagship development Costanera Center, higher contribution from our parking area and an increase in occupancy rate to 98.2%, ii) an increase in revenues from our Argentinean operations of Ch$19,545 million, or 29.4%, as a result of an increase in average pricing to reflect the increase of inflation in the country, (iii) an increase in revenues from our Peruvian operations of Ch$1,429 million or an increase of 8.2%, primarily due to an increase in occupancy rate from 90.2% to 95.2% and (iv) a decrease of Ch$1,082 million in revenues from our Colombian operations due mainly to the lower occupancy rate y/y, from 29.7% to 26.9% in 2015 in addition to the devaluation of the COP against CLP in the period.

Financial services

Our consolidated revenue from ordinary activities from our financial services increased Ch$48,141 million, or 40.9%, to Ch$165,820 million for the twelve months ended December 31, 2015, from Ch$117,679 million for the same period in 2014, primarily due to (i) an increase in revenues from our Argentine operations of Ch$35,238 million, or 52.0%, as a result of an increase in the size of our loan portfolio (ii) an increase in revenues of Ch$6,187 million, or 14.5%, from our Peruvian operations as a result of portfolio expansion from the growth of our department store business partially, (iii) an increase of Ch$1,214 million, or 31.6%, in Brazil, due to a payment to run the credit card operation in Prezunic offset by a decrease in the size of our loan portfolio in the country, and (iv) a decrease in revenues from our Colombian operations of Ch$2,441 million, or 30.2% reflecting the devaluation of the COP against the CLP partially offset by the slight increase in the size of our loan portfolio.

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

Supermarkets

Our consolidated cost of sales in our supermarkets decreased Ch$202,402 million, or 3.3%, to Ch$6,014,367 million for the twelve months ended December 31, 2015 from Ch$6,216,769 million for the same period in 2014, due to (i) a decrease in cost of sales in Brazil of Ch$416,508 million, or 24.0%, as a result of a 22.1% decrease in sales due mainly to the BRL devaluation against CLP, (ii) a Ch$134,443 million, or 16.7%, decrease in cost of sales in Colombia due to a 15.9% decrease in sales after the COP devaluation against CLP, (iii) an increase in cost of sales in Argentina of Ch$218,298 million or 17.4%, (iv) an increase of Ch$109,907 million, or 6.2%, in Chile due mainly to a Ch$2,059 million provision of obsolescence partially offset by the review on the commercial strategy and (v) an increase of Ch$20,345 million in Peru as a result of an increase of 3.7% in sales.

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

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers increased Ch$7,356 million, or 21.2%, to Ch$33.984 million for the twelve months ended December 31, 2015 from Ch$26,627 million for the same period in 2014, due to (i) an increase in Argentina of Ch$3,906 million, or 20.9%, as a result of increased revenues of 29.4% and an improvement in lease agreements with third parties, (ii) an increase of Ch$2,662 million in cost of sales for our Peruvian operations due to an increase in utility costs, and (iii) an increase in cost of sales in Chile of Ch$861 million or 11.8% in line with the increase in revenues of 11.1%. These effects were partially offset by a decrease in cost of sales in Colombia of Ch$72 million, or 19.3%, due in part to the decrease in revenues of 10.7% and better commercial condition with our tenors.

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

Supermarkets

Our consolidated gross profit in our supermarkets increased Ch$88,731 million, or 4.6%, to Ch$2,031,199 million for the twelve months ended December 31, 2015 from Ch$1,942,468 million for the same period in 2014, as a result of (i) an increase in gross profit of Ch$40,002 million, or 6.8%, in Chile as a result of lower shrinkage and savings from the centralization of processes (mat, bakery and prepared food) and better logistics, partially offset by Ch$2,059 million primarily due to the change in  obsolescence of inventories, (ii) an increase in gross profit of Ch$10,489 million, or 5.7%, in Peru as a result of the focus of the company in efficiency, and (iii) an increase of Ch$122,870 million, or 22.1%, in Argentina as a result of sales growth and lower promotional activity year on year partially offset by the effect of the devaluation of the BRL and Cop against the CLP. In Colombia gross profit decreased by Ch$24,368 million, or 12.6%, however, gross margin increased 74 bps, from 19.3%, to 20.0% in 2015 due to higher rebates and better commercial agreements with suppliers. In our Brazilian operations, gross margin decreased Ch$60,261 million, or 14.2%, however, gross margin increased 196 bps, from 19.5% to 21.5%, due mainly to lower shrinkage levels, a more competitive pricing strategy, lower logistical costs and better commercial conditions with suppliers.

Home improvement stores

Our consolidated gross profit in our home improvement stores increased Ch$81,486 million, or 19.2%, to Ch$506,761 million for the twelve months ended December 31, 2015 from Ch$425,275 million for the same period in 2014. The increase in gross margin reflects (i) an increase in gross profit from ordinary activities in Argentina of Ch$77,060 million from Ch$272,265 million in 2014, to Ch$349,324 million in 2015, as a result of better commercial conditions with suppliers and an improvement in inventory management, which allowed us to reduce the amount of obsolete inventory partially offset by a provision of Ch$3,318 million of obsolescence and (ii) an increase in gross profit from ordinary activities in Chile of Ch$6,338 million from Ch$135,932 million in 2014 to Ch$142,270 million in 2015, as a result of a one off provision due to the change in the provision of obsolescence of inventories of Ch$2,041 million and higher sales and lower logistical expenses. These effects were partially offset by the Ch$1,911 million decrease in gross profit from our Colombian business due to the devaluation of the COP against the CLP, a Ch$560 million of the change in the obsolescence provision and a high comparison basis in 2014 that implied the incorporation of upfront payments from suppliers because of the store openings during 2014.

Department stores

Our consolidated gross profit in our department stores increased Ch$52,066 million, or 20.8%, to Ch$302,229 million for the twelve months ended December 31, 2015 from Ch$250,163 million for the same period in 2014, reflecting the improvement in both Chile and Peru. In Chile we posted an increase in gross profit of Ch$45,981 million, or 18.8%, during the twelve months ended December 31, 2015 compared to the same period in 2014 driven by a change in pricing strategy at Johnson and quality improvement in the sales mix in Chile as well as lower promotional activity versus 2014. In Peru, gross profit increased Ch$6,086 million, or 112.4%, as a result of the increase in size of the operation.

Shopping centers

Our consolidated gross profit in our shopping centers increased Ch$27,221 million, or 14.6%, to Ch$214,042 million for the twelve months ended December 31, 2015 from Ch$186,821 million for the same period in 2014, as a result of (i) an increase in gross profit in Chile of Ch$12,477 million, or 11.0%, related to the higher occupancy rates, better performance of Costanera Center and higher contribution from our parking business and (ii) an increase in gross profit in Argentina of Ch$15,639 million, or 32.6%, as a result higher annual settlement of contracts to reflect the increase in inflation and also higher allocation of common expenses to third parties based on the higher inflation level.  This was partially offset by (i) a decrease in gross margin contribution in Colombia of Ch$1,011 million, or 10.4%, mainly due to the devaluation of the COP against the CLP in the period and (ii) a decline in gross profit in Peru of Ch$1,233 million, or 7.2%, as a result of higher utility costs long with greater depreciation expenses.

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

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	As of December 31,
	2015	2014	% Change
	(in millions of Ch$)
Participation in earnings of associates	14,067	6,208	126.6%
Financial income	14,939	6,709	122.7%
Financial expenses	(259,038)	(180,258)	43.7%
Other gains (losses)	(124,455)	(6,515)	1,810.3%
Exchange differences	(116,743)	(24,411)	378.2%
Losses from indexation	(22,009)	(39,576)	(44.4)%
Total losses from financial and other activities	(493,239)	(237,843)	107.4%

Our consolidated losses from financial and other activities increased for the twelve month period ended December 31, 2015 compared to the same period in 2014, in light of the following factors:

•      An increase in exchange differences of Ch$92,332 million, resulting in an exchange loss of Ch$116,743 million for the twelve month period ended December 31, 2015 compared to exchange losses of Ch$24,411 million for the same period in 2014, as a result of a the CLP depreciation against the USD and the increase in the unhedged portion on the debt, that went from 11% in 2014 to 32% in 2015.

•      An increase in financial expenses of Ch$78,781 million, resulting in a financial expense of Ch$259,038 million for the twelve months ended December 31, 2015 compared to a financial expense of Ch$180,258 million for the same period in 2014 as a result of higher variable interest rates and the mark to market of the hedge portion; and

•      An increase in other gains (losses) of Ch$117,940 million, resulting mainly from the impairment of the Brazilian assets.

These were offset by:

•      A decrease in losses from indexation of Ch$17,567 million as a result of a lower inflation rate in Chile, resulting in a loss of Ch$22,009 million for the twelve months ended December 31, 2015, compared to a loss of Ch$39,576 million for the same period in 2014.

Income tax charge

For the twelve month period ended December 31, 2015, we had an income tax expense of Ch$58,540 million, compared to an income tax expense of Ch$125,932 million for the same period in 2014. This decrease of Ch$67,392 million was primarily due to the establishment of a new legal precedent in Colombia that enabled the use of CREE tax(84) loss divestment to be used as deferred tax asset, resulting in a positive effect in 2015 of  Ch$43,697 million. In 2014, the effective income tax rate was impacted by the Chilean tax reform (Ch$23,212 million), the net taxable impact of price level restatement in Chile for (Ch$ 25,080 million), offset by the amortization of deductible expenses of fiscal goodwill in Colombia for Ch$39,609 million related to the Carrefour acquisition.

On September 29, 2014, Chile enacted the Tax Reform Act. The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018. See the reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate in note 26 of our financial statements.

(84)  The CREE is a Colombian National tax which applies over profits and gains obtained by companies which are likely to enrich them. This tax replaced certain wage-based social contributions.

Profit (loss) from continuing operations

As a result of the above factors, our profit from continuing operations increased Ch$9,883 million, or 6.5%, to Ch$161,368 million for the twelve months ended December 31, 2015 from Ch$151,485 million for the same period in 2014. Our net earnings, as a percentage of revenues from ordinary activities, increased to 1.5% for the twelve months ended December 31, 2015 from 1.4% for the same period in 2014.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015 for Discontinued Operations

In 2016 the Company did not register results related to discontinued operations as the Joint Venture was completed in May 1, 2015, and results from financial services Chile started to be accounted under the equity method of accounting, given our 49% ownership.

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

Revenues from discontinued operations

Discontinued operations

Our consolidated revenue from discontinued operations decreased Ch$141,066 million, or 69.9%, to Ch$60,760 million for the twelve months ended December 31, 2015, from Ch$201,826 million for the same period in 2014, primarily due to the Joint Venture Framework Agreement with Scotiabank in May 1, 2015. As a result of that, the companies CAT Administradora de Tarjetas S.A., Operadora de Procesos S.A., Servicios Integrales S.A, y CAT Corredores de Seguros y Servicios S.A. were deconsolidated as of that date (Please refer to Note 34 that further explains this transaction and accounting treatment for the investment on these associated entities).

Cost of sales

Discontinued operations

Our consolidated cost of sales from discontinued operations, primarily provisions for bad debts and collection and processing costs, decreased 63.4%, or Ch$35,399 million, to Ch$20,400 million for the twelve months ended December 31, 2015 from Ch$55,799 million for the same period in 2014, due to the effects of the Joint Venture Framework Agreement with Scotiabank, which was effectuated in May 2015.

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

Our consolidated income from financial and other activities from discontinued operations increased for the twelve month period ended December 31, 2015 compared to a loss from financial activities in 2014, in light of the following factors:

•                                          A decrease in financial expenses of Ch$24,470 million, resulting in a financial expense of Ch$14,223 million for the twelve months ended December 31, 2015, compared to a financial expense of Ch$38,693 million for the same period of 2014 as a result of the effects of the Joint Venture Framework Agreement with Scotiabank on in May 2015;

•                                          An decrease in exchange rate differences led to losses of Ch$21,960 million, resulting in an income of Ch$2,761 million for the twelve months ended on December 31, 2015 compared to a loss of Ch$19,199 million for the same period in 2014 as a result of the effects of the Joint Venture Framework Agreement with Scotiabank on in May 2015.

•                                          A decrease in losses from indexation of Ch$4,932 million as a result of the effects of the Joint Venture Framework Agreement with Scotiabank on May 2015, resulting in a loss of Ch$38 million for the twelve months ended on December 31, 2015, compared to a loss of Ch$4,970 million for the same period of 2014.

•                                          An increase in other gains (losses) of Ch$61,341 million, from Ch$35 million for the twelve months ended December 31, 2014 to Ch$61,376 million in the same period of 2015 due to gains from the sale of the 51% stake in the credit card financial business in Chile. The generated profit includes Ch$30,144 million corresponding to the benefit related to the measurement at fair value of non-controlling interest in subsidiaries held after the sale.

Income tax charge

For the twelve months ended December 31, 2015, we had an income tax expense of Ch$2,684 million, compared to an income tax expense of Ch$1,599 million for the same period in 2014. This increase of Ch$1,084 million was a consequence of the net income tax in 2015 after the sale of the 51% stake in the Chilean credit card operation. See the reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate in note 26 of our financial statements.

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

At December 31, 2016 we had a positive working capital of Ch$106,422 million.

At December 31, 2015 we had a positive working capital of Ch$75,680 million.

At December 31, 2014 we had a negative working capital of Ch$712,928 million.

On April 1, 2014, we refinanced liabilities in a collective amount of approximately U.S.$770 million to reduce liquidity. This debt roll-over operation had the support of 10 regional Banks: BBVA, Banco de Bogotá, Bradesco, Banco del Estado de Chile, HSBC, Mizuho Bank, Banco Popular de Colombia, Rabobank, Santander and Sumitomo Mitsui Banking Corporation, in addition to other competitive offers. Proceeds were used to refinance liabilities in Chile, Brazil, Peru and Colombia with new terms ranging from three to six years, as follows: U.S.$270 million in Chile, U.S.$60 million in Peru, U.S.$144 million in Brazil and U.S.$179 million in Colombia. As a result of this refinancing, the average maturity of our outstanding debt was extended while its terms and conditions remained unchanged. This refinancing is in line with the company’s financial strategy, seeking to extend payment terms for its debt, shifting focus to the operation and ultimately deleverage the company.

On June 20, 2014, BNS and Scotiabank Chile S.A. (together “Scotiabank”) and the Company together with its subsidiaries, Cencosud Retail S.A. and Easy S.A., executed the Joint Venture Framework Agreement whereby, subject to certain conditions and governmental approvals, Scotiabank purchased 51% of the shares in the Subject Companies for the amount of U.S.$280 million and also provided financing for 100% of CAT’s financial services portfolio in Chile, which currently amounts to approximately U.S.$765 billion. The Joint Venture Framework Agreement contemplated that the parties would develop, on a joint basis, the retail finance business in Chile. The Joint Venture Framework Agreement provided that the Business would be operated through (i) CAT, a subsidiary of Cencosud that is in the business of issuing credit cards, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda., or other companies to be established by Cencosud for purposes of the Joint Venture Framework Agreement, to assist in developing the Business, including information processing and collection activities related thereto. This transaction received regulatory approval for the full implementation of the joint venture framework agreement on April 13, 2015 and was implemented in May 1, 2015, allowing the Company to reduce the use of funds devoted to fund the increase in the portfolio in Chile.

On September 4, 2014, the holders of the Series E and F bonds issued by the Company registered in the Securities Registry of the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance) as “Issuance No. 530”, approved the amendment of the indenture for the Series E and F bonds. The amendments allowed the Company to reduce its equity participation in CAT to as low as 45%. The aforementioned amendments were intended to prevent a default under the indenture for the Series E and F bonds in connection with the consummation of the transactions contemplated in the Joint Venture Framework Agreement.

On October 17, 2014, the Company announced that it was calling its Series A, C and D bonds issued under the number 443 (“Issuance No. 443”) of the securities registry for early redemption, and communicated the same to the Superintendencia de Valores y Seguros. As specified in the announcement, the Issuance No. 443 bonds were scheduled to be redeemed on November 19, 2014. Issuance No. 443 bonds totaled an aggregate amount of UF 10,000,000. Payment for the bonds was to be made in Chilean pesos according to the value of the UF on the redemption date. The Company had previously sought, but failed to obtain, the consent of its Issuance No. 443 bondholders for amendments to the related Bond Issuance Line of Debt Title on September 4, 2014 that would have allowed it to reduce its equity participation in CAT to as low as 45% of said equity, which was necessary for the Company to consummate the transactions contemplated in the Joint Venture Framework Agreement. The redemption of the Issuance No. 443 bonds paved the way for the full implementation of the Joint Venture Framework Agreement.

On November 13, 2014, the Company entered into the bridge loan agreement for a total amount of U.S.$400 million with BNS and HSBC Bank USA, N.A. A total amount of U.S.$400 million was drawn on November 17, 2014 under the bridge loan, which was used by the Company to prepay all the Issuance No. 443 bonds. Such prepayment took place and was completed on November 19, 2014. The redemption of the Issuance No. 443 bonds paved the way, pending regulatory approval, for the full implementation of the Joint Venture Framework Agreement.

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

On November 30, 2016, the Company issued two bond series in the Chilean local market: Series P Bonds and Series R Bonds. The Series P Bonds, in the amount of 5,000,000 UF have a maturity date of November 7, 2022, a nominal rate of 4.70% per year and a fiscal interest rate of 5.34%. The Series R Bonds, in the amount of 5,000,000 Unidades de Fomento have a maturity date of November 7, 2041, a nominal rate of 2.70% per year and a fiscal interest rate of 3.39%. The Series P and Series R bonds were issued in accordance with the tax regime established by Article 104 of the Income Tax Law contained in Decree Law No. 824 of 1974, as amended. The local bond issuance aimed to refinance higher interest rate debt and lower annual financial expenses.

We believe that our cash from operations, current financing initiatives and cash and cash equivalents are sufficient to satisfy our capital expenditures and debt service obligations in 2017. We anticipate financing any future capital expenditures for property, plant and equipment with cash from operations and additional indebtedness.

Leverage

The Group’s objective regarding capital management is to safeguard the capacity to continue ensuring appropriate returns for the shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

In line with the industry, we monitor our capital using a leverage ratio calculation. This ratio is calculated by dividing net financial debt by total equity.

In accordance with the above, we combine different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

Management’s strategy for indebtedness is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total financial liabilities.

In case of increased liquidity needs, the Company may obtain funding primarily through short-term bank borrowings, overdraft lines of credit and by reducing our cash outflows, primarily by reducing or suspending advance payments to suppliers. The Company’s liquidity internal policies are disclosed in Note 3.2.1.7. Liquidity risk.

Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters.

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

Indebtedness

At December 31, 2016, financial liabilities reached Ch$3,324,347 million, a 1.3% increase when compared to Ch$3,280,211 million at December 31, 2015. As of December 31, 2016 our net financial debt was Ch$2,492,776 million, up from Ch$2,300,048 million as of December 31, 2015.

We define net financial debt as total financial liabilities (a) less (i) total cash and cash equivalents, (ii) total other financial assets, current and non¬current, and (iii) other financial liabilities, current and non¬current, from Banco Paris and Banco Peru, (b) plus (i) cash and cash equivalents from Banco Paris and Banco Peru and (ii) total other financial assets, current and non¬current, from Banco Paris and Banco Peru. Total financial liabilities is defined as Other financial liabilities, current, plus Other financial liabilities, non¬current.

The IFRS financial measure most directly comparable to net financial debt is total financial liabilities, current and non¬current, as reported in the notes to the Company’s consolidated financial statements.

We believe that the presentation of net financial debt provides useful information to investors because our management reviews net financial debt as part of its management of our overall liquidity, financial flexibility, capital structure, covenants and leverage. Furthermore, certain debt rating agencies, creditors and credit analysts monitor our net financial debt as part of their assessments of our business.

We typically need a considerable portion of our cash and cash equivalents as well as other financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.

For a quantitative reconciliation of total financial liabilities to net financial debt, see below.

	As of
	December 31, 2016	December 31, 2015
	ThCh$	ThCh$
Reconciliation of Total Financial Liabilities to Net Financial Debt

Total Financial Liabilities	3,324,347	3,280,211
Less: Total cash and cash equivalents	275,219	268,275
Less: Total other financial assets, current and non-current	507,349	676,383
Less: Total other financial liabilities from Banco Paris and Banco Peru, current and non-current	110,011	125,904
Plus: Cash and cash equivalents from Banco Paris and Banco Peru	32,373	18,985
Plus: Total other financial assets from Banco Paris and Banco Peru, current and non-current	28,634	71,415

Net Financial Debt	2,492,776	2,300,048

Our total financial debt includes both fixed-rate and variable-rate debt. Taking into account the effects of cross currency swaps, excluding Banco Paris indebtedness, at December 31, 2016, approximately 23.6% of our debt was variable-rate, and the remainder was fixed-rate. At December 31, 2016, approximately 16.6% of our debt was denominated in U.S. dollars, approximately 18.5% in UF, approximately 58.0% in Chilean pesos, approximately 3.6% in Argentine pesos, approximately 0.8% in Peruvian nuevos soles, approximately 2.4% in Brazilian reais and approximately 0.04% in Colombian Pesos. As part of our financial management policies, from time to time we enter into swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Our strategy is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total debt.

Credit facilities (Banks loans and bonds)

At December 31, 2016, our principal bank credit facilities and bonds (including interest) consisted of the following:

	As of December 31, 2016
	Currency	Amount	Maturity	Amount
		Outstanding	Date	Outstanding
		(in U.S.$)		(in Ch$ Th)
Banks:
Chile
BBVA CHILE	CLP	1,978,013	N/A *	1,324,220
SCOTIABANK	USD	33,517,048	23-10-2017	22,438,658
RABOBANK	USD	30,286,469	04-10-2018	20,275,882
MIZUHO BANK	USD	41,960,525	27-03-2019	28,091,313
SANTANDER CHILE	CLP	75,792,313	29-03-2019	50,740,680
SUMITOMO	USD	50,323,473	01-04-2019	33,690,055
BANCO ESTADO	CLP	59,322,276	28-06-2019	39,714,484
RABOBANK	USD	50,383,209	26-03-2020	33,730,047
BBVA CHILE	CLP	52,960,612	02-02-2021	35,455,541
Total Chile		396,523,938		265,460,881

Brazil
HSBC BRASIL	BRL	14,315,872	N/A *	9,584,047
BANCO ITAU	USD	24,453,943	09-01-2017	16,371,181
HSBC BRASIL	USD	13,094,527	04-04-2017	8,766,393
BANK OF AMERICA	USD	60,043,895	21-12-2017	40,197,586
BANCO NORDESTE	BRL	997,842	16-12-2018	668,025
SANTANDER BR	BRL	217,133	16-12-2019	145,364
SANTANDER BR	BRL	64,007	16-12-2019	42,851
Total Brazil		113,187,219		75,775,448

Argentina
MACRO	ARS	6,308,717	N/A *	4,223,497
BANCO GALICIA	ARS	6,309,657	N/A *	4,224,126
BBVA FRANCES	ARS	8,147,431	N/A *	5,454,461
BANCO CIUDAD AR	ARS	10,837,282	N/A *	7,255,235
BANCO ITAU AR	ARS	15,146,623	N/A *	10,140,210
BANCO GALICIA	ARS	50,551,813	N/A *	33,842,922
Total Argentina		97,301,523		65,140,451

Bonds:
Incabond 2	PEN	39,891,298	12-08-2017	26,706,027
Incabond 1	PEN	84,395,658	05-05-2018	56,500,361
Bcenc-E	CLF	79,010,319	07-05-2018	52,895,038
Regs/144a 2021	USD	768,447,917	20-01-2021	514,452,827
Bcenc-P	CLF	78,106,187	07-11-2022	52,289,749
Regs/144a 2023	USD	1,226,162,500	20-01-2023	820,879,009
Regs/144a 2025	USD	662,925,069	12-02-2025	443,808,446
Jumbo B	CLF	73,838,516	01-09-2026	49,432,671
Bcenc-F	CLF	177,903,470	07-05-2028	119,101,036
Bcenc-J	CLF	119,300,924	15-10-2029	79,868,390
Bcenc-N	CLF	177,605,938	28-05-2030	118,901,847
Bcenc-O	CLP	81,010,847	01-06-2031	54,234,332
Bcenc-R	CLF	197,293,590	07-11-2041	132,082,140
Regs/144a 2045	USD	358,952,951	12-02-2045	240,308,232
Total Bonds		4,124,845,184		2,761,460,105

*      Non-committed overdraft credit facilities with no set maturity.

In addition, at December 31, 2016, we had Ch$21,971 million in financial leasings, and Ch$47,142 million in escrow in Argentina.

At December 31, 2016 we had over Ch$612,235 million in uncommitted lines of credit with the regional banks that we work with. We deal with a wide diversity of banks around the world. We believe, if necessary, we can reopen our existing international bonds or issue one or more new series of bonds as appropriate, or can obtain commercial paper in the Chilean market.

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

Leases

We have significant operating lease obligations. At December 31, 2016, 53.4% of our total selling space was located on leased properties. Our store leases typically have a term ranging from 10 to 32 years and provide for both monthly fixed and variable lease payments. Our shopping center leases typically have terms of more than 30 years and provide for fixed monthly rent payments.

Acquisitions

No acquisitions were completed during the 2014-2016 fiscal period.

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented for continuing operations.

	Year ended December 31,
	2016	2015	2014
	(in millions of Ch$)
Net cash from operating activities	404,067	636,151	389,483
Net cash used in investing activities	(81,100)	31,046	(233,396)
Net cash (used in) from financing activities	(307,014)	(638, 609)	(112,378)

Cash flows for year ended December 31, 2016 compared to year ended December 31, 2015 for continuing operations.

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$15,953 million for the year ended December 31, 2016 compared to a net cash inflow of Ch$28,588 million for the year ended December 31, 2015.

Operating activities. Our net cash flows from operations decreased to Ch$404,067 million for the year ended December 31, 2016 from Ch$636,151 million for the year ended December 31, 2015. This decrease was primarily due to a lower cash flow from financial services due to the sale of a Ch$179,458 million loan portfolio performed in 2015, partially offset by loan portfolio growth in Argentina of Ch$71,000 million. In addition, lower cash flow from operations was also due to lower cash flow from Supermarkets, mainly in Chile, Brazil and Peru, due to a reduction in the average period of payables to suppliers and lower EBIT generation, resulting from by the depreciation of the Real and Nuevo Sol against the Chilean peso.

Investing activities. Net cash flow from investing activities amounted to Ch$(81,100) million for the year ended in December 31, 2016 compared to Ch$31,046 million for the year ended December 31, 2015. The decrease reflects lower cash inflow related to the sale of non-core assets. In 2015 the Company registered a Ch$460,670 million cash inflow in the Financial Services division, related to the sale of the Company’s stake in CAT (51%). In 2016, the Company registered a cash inflow of Ch$110,574 million related to the sale of the minority stake in Inmobiliaria Viña del Mar.

Financing activities. Net cash flows from financing activities amounted to Ch$(307,014) million for the year ended December 31, 2016 compared to Ch$(638,609) million for the year ended December 31, 2015. The variation is the result of lower cash inflows related to the issuance of new debt in 2016 when compared to 2015, combined with lower cash outflows for the payment of bank loans and bonds. On November 30, 2016, the Company issued two bond series in the Chilean local market equivalent of US$275 million, or Ch$183,568 million compared to the US$1,000 million international bond issuance in February 2015. In addition, in 2015 Cencosud registered higher cash outflows related to the amortization of bank loans, bonds and interests. Finally, in 2016 the Company recorded extraordinary and definitive dividends for Ch$227,398 million compared to Ch$80,899 million in 2015.

Cash flows for year ended December 31, 2015 compared to year ended December 31, 2014 for continuing operations.

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$28,588 million for the year ended December 31, 2015 compared to a net cash inflow of Ch$43,709 million for the year ended December 31, 2014.

Operating activities. Our net cash flows from operations increased to Ch$636,151 million for the year ended December 31, 2015 from Ch$389,483 million for the year ended December 31, 2014. This increase was produced mainly due to improved cash flows from operating activities from all business divisions with the exception of Home Improvement. Increased cash flows from Supermarkets was driven by Chile, Brazil and Colombia, partially offset by Argentina and Peru. Improved cash flows from Financial Services was mainly due to the recognition of the sale of the loan portfolio to Scotiabank. Increased cash flows from Department Stores was mainly due to greater EBIT generation driven by lower promotional activity in Chile and greater scale and maturity of the stores in the case of Peru. On the other hand, cash flows from operations from Home Improvement were affected by severance payments as a result of the headcount reduction, lower EBIT generation due to lower consumption in the months previous to the presidential elections and the depreciation of the Argentine peso against the Chilean peso in December 2015.

Investing activities. Net cash flow from investing activities amounted to Ch$31,046 million for the year ended in December 31, 2015 compared to Ch$(233,396) million for the year ended December 31, 2014. This change was mainly due to Financial Services, which increased its cash flow due to the collection of the current account between CAT and Cencosud and the proceeds of the sale of the 51% stake of the business after the completion of the JV with Scotiabank, coupled with lower investment in Shopping Centers and Supermarkets as a result of lower openings and renovations/maintenance year over year. On the other hand, Home Improvement and Department Stores posted greater cash outflows as a result of greater IT investments for the strengthening of the e-commerce platform.

Financing activities. Net cash flows from financing activities amounted to Ch$(638,609) million for the year ended December 31, 2015 compared to Ch$(112,378) million, for the year ended December 31, 2014 as a result of higher cash outflows for the payment of bank loans in Chile, Peru, Colombia and Brazil, due to the debt prepayment with proceeds from the Scotiabank deal and the early February bond issuance of US$1,000 million.

Analysis of cash flows for discontinued operations

The following table summarized our generation and use of cash for the periods presented for discontinued operations.

	Year ended December 31,
	2015	2014
	(in millions of Ch$)
Net cash from (used in) operating activities	107,449	14,583
Net cash from (used in) investing activities	(169,095)	1,996
Net cash from (used in) financing activities	(35,259)	(80,580)

Cash flows for year ended December 31, 2015 compared to year ended December 31, 2014 from discontinued operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash outflow of Ch$96,905 million for the year ended December 31, 2015 compared to a net cash outflow of Ch$64,001 million for the year ended December 31, 2014.

Operating activities. Our net cash flows from operations decreased to an outflow of Ch$107,449 million for the year ended December 31, 2015 from an inflow of Ch$(14,583) million for the year ended December 31, 2014. The decrease was primarily attributable to repayment of certain deposits held at our subsidiary Banco Paris.

Investing activities. Our net cash flows used in investing activities increased to inflows of Ch$169,095 million for the year ended December 31, 2015 from outflows of Ch$1,996 million for the year ended December 31, 2014 reflecting the effect of the Joint Venture Framework Agreement with ScotiaBank in Chile.

Financing activities. Our net cash flows used in financing activities increased to inflows of Ch$35,259 million for the year ended December 31, 2015 from inflows of Ch$80,580 million for the year ended December 31, 2014, reflecting the effect of the Joint Venture Framework Agreement with ScotiaBank in Chile.

Capital expenditures and permanent investments

The following table presents our capital expenditures for the periods indicated:

	Years ended December 31,
	2016	2015	2014
	(in millions of Ch$)

Capital expenditures(85)	(208,173)	(171,606)	(227,423)
Total	(208,173)	(171,606)	(227,423)

Our total capital expenditures were approximately Ch$208,173 million, Ch$171,606 million and Ch$227,423 million in 2016, 2015 and 2014, respectively. In each of these years, our capital expenditures were made primarily to develop and expand our stores and shopping centers. In 2016, 2015 and 2014 we had no permanent investments as there were no acquisitions made in the period. In the past, permanent investments were primarily related to acquisitions.

In 2016, we invested approximately Ch$208,173 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we had 2 net openings in our supermarket division adding 815 square meters of selling space and added one new store in our department store division with an additional 3,135 square meters of selling space. In Argentina, we had a net closing of 4 supermarket stores, reducing 1,654 square meters of selling area, and the opening of a home improvement store adding 7,760 square meters of selling space. In Brazil, we had 11 net store closing, decreasing our selling space by 16,508 square meters. In Peru, we had one net opening in our supermarkets division and expanded selling space by 2,475 square meters and had one department store opening adding 10,100 square meters of selling space. In Colombia, we had two net openings adding 4,839 square meters. In addition, Maintenance expenditures for existing stores are estimated to have been at U.S.$72 million in 2016. In our shopping centers division we had a net reduction of GLA to third parties of 9,643 square meters in Chile, 6,101 square meters in Colombia, totaling a reduction of 15,744 square meters.

In 2015, we invested approximately Ch$171,606 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we opened 7 new stores in our supermarket division adding 9,674 square meters of selling space, we added two new stores in our home improvement division with an additional 17,463 square meters of selling space. In Argentina, we closed four supermarket stores reducing 2,952 square meters of selling area. In Brazil, we had a net opening of three stores expanding selling space by 9,169 square meters. In Peru, we had three net openings in our supermarkets division and expanded selling space by 7,826 square meters. In Colombia, we opened one supermarket store adding 1,197 square meters and an Easy store that added selling space of 6,587. In addition, Maintenance expenditures for existing stores are estimated to have been at U.S.$108 million in 2015. In our shopping centers division we had a net reduction of GLA to third parties of 1,846 square meters in Chile, 4,312 square meters in Argentina and added 477 square meters in Colombia, totaling a reduction of 5,680 square meters.

In 2014, we invested approximately Ch$227,423 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we opened 14 new stores in our supermarket division adding 21,637 square meters of selling space, we added one new store in our home improvement division with an additional 5,648 square meters of selling space, and we added two stores in our department stores division with an additional 3,695 square meters of selling space. In Argentina, we opened two home improvement stores that added selling space for 10,297 square meters. In Brazil, we had a net closing of two stores but expanded selling space by 5,448 square meters. In Peru, we had no net openings in our supermarkets division but expanded selling space by 2,340 square meters and we opened three new department stores that added selling space of 13,025 square meters. In Colombia, we opened one Easy store that added selling space of 6,587. In addition, Maintenance expenditures for existing stores in our Supermarket division (consolidated) are estimated to have been at U.S.$75 million in 2014. In our shopping centers division we had investments that added GLA to third parties in excess of 20,635 square meters in Chile, 40,105 square meters in Argentina and 12,803 square meters in Peru, totaling 73,543 square meters.

In 2017, we expect to invest U.S.$500 million. The organic growth plan for the next four years (2017-2020) contemplates investments of U.S$2.5 billion and will be financed mainly by cash generated from operations (this plan does not take into account the resources that may be generated from any sale of non-strategic assets).

(85)  Purchase of property, plant and equipment.

Distribution by Type of Investment

Capex Plan 2017

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations(86) and commitments as of December 31, 2016:

	Less than One Year	One to Three Years	Three to Five Years	Thereafter	Total
	(in millions of $)

Long-term debt obligations	0	586,059	817,489	2,689,351	4,092,899
Short-term debt obligations	443,174	0	0	0	443,174
Time deposits and other Bank Balances	56,129	45,030	0	0	101,159
Leases obligations and other financial liabilities	163,401	571,501	1,050,144	12,011	1,797,056
Commercial loans	1,945,570	4,804	0	0	1,950,374
Other financial liabilities Option	2,091	0	0	0	2,091
Total	2,610,365	1,207,393	1,867,633	2,701,362	8,386,753

G. SAFE HARBOR

See section entitled “Forward-Looking Statements” in this annual report for forward-looking statement safe harbor provisions.

(86)  Short-term obligations include the short-term portion of the long-term debt and accrued interest expenses (the latest variable rate is considered to calculate the accrued interest expenses; local rates such as TAB (tasa camara) are set at the end of the period).

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Age	Years at Cencosud(87)	RUT	Nationality	Gender
Horst Paulmann Kemna(88)	Chairman	82	38	3.294.888-k	Chilean	Male
Heike Paulmann Koepfer	Director	47	17	8.953.510-7	Chilean	Female
Peter Paulmann Koepfer	Director	48	20	8.953.509-3	Chilean	Male
Richard Büchi Buc	Director	64	4	6.149.585-1	Chilean	Male
Cristián Eyzaguirre	Director	68	12	4.773.765-6	Chilean	Male
David Gallagher	Director	72	6	3.413.232-1	Chilean	Male
Julio Moura	Director	64	5	21.814.616-3	Brazilian	Male
Roberto Philipps	Director	70	14	4.556.079	Argentine	Male
Mario Valcarce	Director	67	1	5.850.972-8	Chilean	Male

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

Mario Valcarce Durán. Mr. Valcarce has been a member of our Board of Directors since April 29, 2016. Mr. Valcarce has a degree in Business Administration from Pontificia Universidad Católica de Valparaíso. Mr. Valcarce was CEO of Enersis S.A. from 2003 until 2006 and the Chairman of Endesa S.A. from 2006 to 2009. Currently he is on Board of Directors of Grupo Costanera SpA, Energía de la Patagonia, Aysén S.A., Empresas Navieras S.A., Besalco S.A. and Transelec S.A., since 2010.

(87)  Including years in other positions at Cencosud.

(88)  Horst Paulmann Kemna is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer.

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Age	Years at Cencosud(89)	RUT	Nationality	Gender
Jaime Soler	Chief Executive Officer	45	12	7.107.025-5	Chilean	Male
Carlos Mechetti	General Counsel	47	23	22.118.310-k	Argentine	Male
Rodrigo Larrain	Chief Financial Officer	45	4	10.973.139-0	Chilean	Male
Bronislao Jandzio	Audit Managing Director	62	18	22.111.590-2	Argentine	Male
Patricio Rivas	Financial Retail Managing Director	54	14	7.516.353-3	Chilean	Male
Antonio Ureta	Home Improvement Stores Director	43	15	10.745.810-7	Chilean	Male
Rodrigo Hetz	Human Resources Managing Director	42	6	12.016.317-5	Chilean	Male
Renato Fernandez	Corporate Affairs Managing Director	44	5	10.871.675-4	Chilean	Male
Ricardo Bennett	Department Stores Managing Director	42	11	12.584.647-5	Chilean	Male
Carlos Madina	Real Estate Managing Director	50	25	21.231.962-7	Argentine	Male
Marcelo Reyes(90)	Corporate Risk Manager	50	14	8.547686-6	Chilean	Male

Jaime Soler. Mr. Soler was named Chief Executive Officer effective as of January 1, 2015. Previously he was our Corporate Retail Managing Director from February 2014. Prior to his appointment as head of that division, Mr. Soler had worked as our Department Stores Managing Director since 2008, and successfully commanded the turnaround process for our Johnson acquisition in Chile. He received his degree in Commercial Engineering from the Universidad de Chile and an MBA from The Kellogg School of Management.

Rodrigo Larrain. Mr. Larrain was our Real Estate Managing Director from March 2013 until he became our Chief Financial Officer on October 2, 2015. He has a degree in civil engineering and an MBA from the University of Michigan, Ross School of Business and also completed the school´s General Management program. Prior to joining Cencosud he worked as Chief Financial and Investment officer at Enjoy S.A. Mr. Larrain also has over 10 years of work experience in corporate and investment banking at Citigroup and BBVA.

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

Carlos Madina. Mr. Madina has been part of Cencosud since March 1992 and developed his whole professional career in the Shopping Centers division. In 1996 he was appointed as Commercial Manager for Shopping Centers Argentina. In August 2002, Mr. Madina was transferred to Chile to take on the position of CEO of Shopping Centers Chile. He returned to Argentina in October 2009 as CEO for the Argentine Shopping

(89)  Includes years in other positions at Cencosud.

(90)  Mr. Reyes resigned from the Company, effective on March 31, 2017.

Centers division. From March 2012 to October 2015 he was our Regional Sales Manager in conjunction with his position in Argentina. In October 2015, after Rodrigo Larrain was designated as Corporate CFO, Mr. Madina was promoted and became Real Estate Managing Director.

Marcelo Reyes. Mr. Reyes has been our Corporate Risk Managing Director since December 2011. He has previously served as Risk Director of Credit Card Business in Chile. He graduated with a degree in Business Administration from the Pontificia Universidad Católica de Valparaíso and earned an MBA degree from Tulane University, New Orleans, and from the Universidad de Chile. Mr. Reyes presented his resignation to the Company effective on March 31, 2017.

B. COMPENSATION

Compensation of Directors and Executive Officers

For 2016, the aggregate amount of compensation we paid to executive officers was Ch$6,311 million. We do not disclose to our shareholders or otherwise make public information as to the compensation of any individual executive officers.

In accordance with Article 33 of Law N° 18,046 in Chile governing corporations, Director Compensation amounts for the 2017 period will be determined at the next Ordinary Shareholders’ Meeting, which will be held in late April 2017.

At the Ordinary Shareholders’ Meeting held on April 29, 2016, the following Director Compensation amounts were set for the 2016 period:

•                                          Fees paid for attending Board meetings: payment of UF330 (equivalents to ThCh$8,548) each month for those holding the position of Director and twice this amount for the Chairman of the Board, provided they attend a minimum of 10 ordinary meetings each year.

•                                          Fees paid for attending the Directors’ Committee meetings: payment to each Director of UF110 (equivalents to ThCh$2,849) for each meeting they attend.

The details of the amounts paid to our directors for the years ended December 31, 2016, 2015 and 2014, are as follows:

		For the year ended December 31,
Name	Role	2016	2015	2014
		ThCh$	ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	206,280	198,458	184,487
Heike Paulmann Koepfer	Director	103,140	99,229	92,243
Peter Paulmann Koepfer	Director	103,140	99,229	92,243
Cristián Eyzaguirre Johnston	Director	103,140	99,229	92,243
Roberto Oscar Philipps	Director	137,526	132,305	122,991
Erasmo Wong Lu Vega	Director	—	65,549	92,243
David Gallagher Patrickson	Director	137,526	132,305	122,991
Julio Moura	Director	103,140	99,229	92,243
Richard Bûchi Buc	Director	137,526	132,305	122,991
Mario Valcarce Durán	Director	92,177	—	—
Total		1,123,595	1,057,838	1,014,675

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

A small number of employees maintain previous Stock Options Plans under the 2014 plan (the “2014 Plan “) (base and additional) and 2015 plan (the “2015 Plan”) (base and additional), and were not migrated into this new plan. The 2015 Plan grants each executive the right to subscribe shares in four installments, with 25% of their total subscription rights entitlements available each year from 2015 to 2018. The 2015 Plan grants executives the right to subscribe shares at a set price of Ch$1,646 throughout the entire duration of the incentive plan as long as the required employment conditions are fulfilled within the period. The 2014 Plan grants each executive the right to subscribe shares in four installments, with 25% of their total subscription rights entitlements available each year from 2014 to 2017. The additional plan under the 2014 Plan (the “Additional 2014 Plan”) grants each executive the right to subscribe shares in different quantities between 2014 and 2016. Both the 2015 Plan and 2014 Plan grant executives the right to subscribe shares at a set price of $2,600 throughout the entire period of the respective incentive plan as long as employment conditions for the executive are met within each subscription period.

As ratified, the incentive plans include 375 company executives as of December 31, 2016, segregating them according to management level and position within the company, and make available a total of 20.7 million shares for awards. The shares being made available under these incentive plans reflect shares that were reserved for this specific purpose and were issued in capital increases approved by Cencosud SA shareholders during extraordinary shareholder meetings held on April 29, 2011 and November 20, 2012.

The following table sets forth, as of December 31, 2016, the total number of shares of common stock to be issued upon exercise of the options granted to each of our executive officers under our 2014 Plan (including Additional 2014 Plan), 2015 Plan and 2016 Plan:

Plan under which options were awarded	Number of Shares	Exercise price	Date of Grant	Expiration date
2016 Plan	20,511,075	Ch$ 1,000	September 28, 2015	October 31, 2017
2015 Plan	120,000	Ch$ 1,646	September 26, 2014	February 28, 2018
Additional 2015 Plan	2,500	Ch$ 1,646	September 26, 2014	February 28, 2018
2014 Plan	57,500	Ch$ 2,600	March 22, 2013	October 31, 2017
2014 Additional Plan	0	Ch$ 2,600	April 26, 2013	October 31, 2016
Total	20,691,075

Below is the table of compensation for senior management at Cencosud for 2016, 2015 and 2014:

	2016	2015	2014
Key Management Team(91)	Ch$ thousand	Ch$ thousand	Ch$ thousand
Monthly Salaries and other paid benefits (bonds)	4,928,236	4,732,048	5,195,504
Payments based on shares	1,382,504	1,039,827	612,501
TOTAL	6,310,740	5,771,875	5,808,005

The Cencosud group has established an incentive plan for its executives that is based on meeting individual goals in contribution to the Company’s earnings. These incentives are structured in minimum and maximum gross salaries and are paid once a year.

C. BOARD PRACTICES

Board practices

Our Bylaws provide that shareholders elect nine regular directors. Directors are elected at the annual shareholders’ meeting for terms of three years. The legal responsibilities of each board member are established in accordance with the Chilean Corporations Law.

By virtue of his position as our controlling shareholder, Mr. Horst Paulmann has the power to nominate 7 directors to our Board of Directors. At the ordinary shareholders’ meeting held on April 29, 2016, a new board of directors was elected for the 2016-2019 period, composed of 9 directors.

Directors’ Committee

As required under Chilean law, we have established a Directors’ Committee composed of three directors. The following are the current members of our Directors’ Committee: Richard Büchi (President), David Gallagher (Secretary) and Mario Valcarce. The Directors’ Committee has the following principal duties:

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

(91)  Executives between 18 and 22 on our global grading system (“GGS”, which is discussed further below) are included in this group.

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

The audit committee’s primary responsibilities are:

•                       Assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including the review and discussion of the annual audited and intermediate financial statements, periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s systems of internal controls over financial reporting, as well as the review of their compliance;

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

D. EMPLOYEES

At December 31, 2016, we had a total of 138,160 employees, of which approximately 40.5% were in Chile, 17.8% in Argentina, 20.7 % in Brazil, 10.6 % in Peru and 10.4% in Colombia. Approximately 43.3% of our store employees were represented by unions under several collective bargaining agreements. We do not employ a significant number of temporary employees.

Consolidated Headcount by type of Company	2016	2015	2014
Holding	1,163	1,112	1,152
Subsidiaries	136,997	139,362	152,082
Cencosud	138,160	140,474	153,234

Consolidated Headcount by type of Employee	2016	2015	2014
Managers and Main Executives(92)	374	369	349
Professionals and Technicals	17,841	18,652	19,007
Workers	119,945	121,453	133,878
Total	138,160	140,474	153,234

Consolidated Headcount by Country
Chile	2016	2015	2014
Stores	50,615	50,562	55,409
Distribution Facilities(93)	3,287	2,823	2,844
Headquarters	2,530	2,422	3,382
Total Chile	56,432	55,807	61,635

Argentina	2016	2015	2014
Stores	21,671	22,316	24,032
Distribution Facilities	1,173	1,209	1,286
Headquarters	2,074	2,065	2,161
Total Argentina	24,918	25,590	27,479

(92)  These categories are based on local regulation that defines which positions correspond to “Managers and Main Executives”, “Professionals and Technicals” and “Workers”. This classification does not correspond to the GGS level.

(93)  Distribution facilities refer to our distribution centers, warehouses and transportation

Brazil	2016	2015	2014
Stores	24,516	26,219	29,374
Distribution Facilities	1,682	1,717	1,922
Headquarters	2,142	2,379	2,250
Total Brazil	28,340	30,315	33,546

Peru	2016	2015	2014
Stores	12,016	12,309	13,389
Distribution Facilities	1,430	1,438	1,368
Headquarters	1,044	1,049	1,251
Total Peru	14,490	14,796	16,008

Colombia	2016	2015	2014
Stores	12,925	12,649	13,485
Distribution Facilities	232	206	882
Headquarters	823	1,111	199
Total Colombia	13,980	13,966	14,566

Diversity

Diversity is a unique feature of our culture and one of our greatest assets. In Cencosud, we are convinced that to attract, develop and retain a base of contributors as a true reflection of the communities we serve, is essential to our success. Our Company recognizes that the diversity of gender, race, politics, religion, age, sexual orientation, disability, marital status or any other enriches our work environment and allow us to better connect with the needs and interests of our customers.

	At the Organization			Managing Areas			At the Board of Directors
Headcount by Gender	2016	2015	2014	2016	2015	2014	2016	2015(94)	2014
Female	69,627	71,478	78,979	81	74	68	1	1	1
Male	68,533	68,996	74,255	293	295	281	8	7	8
Total	138,160	140,474	153,234	374	369	349	9	8	9

Headcount by Country(95)	2016	2015	2014	2016	2015	2014	2016	2015	2014
Chile	56,432	55,807	61,635	224	225	221	7	6	6
Argentina	24,918	25,590	27,479	92	90	70	1	1	1
Brazil	28,340	30,315	33,546	19	21	20	1	1	1
Peru	14,490	14,796	16,008	15	12	13	—	—	1
Colombia	13,980	13,966	14,566	18	17	15	—	—	—
Others	—	—	—	6	4	10	—	—	—
Total Cencosud	138,160	140,474	153,234	374	369	349	9	8	9

Headcount by Age Range	2016	2015	2014	2016	2015	2014	2016	2015	2014
Less than 30 years	55,637	57,454	65,946	2	1	—	—	—	—
Between 31 and 40 years	43,243	44,508	46,631	135	131	108	—	—	—
Between 41 and 50 years	25,294	24,762	25,981	171	178	165	2	2	2
Between 51 and 60 years	11,442	11,213	11,913	58	49	60	—	—	—
Between 61 and 70 years	2,296	2,279	2,470	8	10	15	5	3	5
Over 70 years	248	258	293	—	—	1	2	3	2
Total	138,160	140,474	153,234	374	369	349	9	8	9

Headcount by Seniority Range	2016	2015	2014	2016	2015	2014	2016	2015	2014
Less than 3 years	56,697	62,665	77,439	55	81	90	1	—	1
Between 3 and 6 years	27,981	24,859	22,958	62	51	48	3	3	2
Between 6 and 9 years	15,085	18,122	19,909	49	62	69	—	—	1
Between 9 and 12 years	13,768	10,261	10,143	71	52	42	—	1	1
More than 12 years	24,629	24,567	22,785	137	123	100	5	4	4
Total	138,160	140,474	153,234	374	369	349	9	8	9

(94)  Mr. Erasmo Wong was a member of our Board of Directors from 2008 until August 25, 2015, the date on which Mr. Wong presented his resignation to the Board.

(95)  Headcount by country is shown by location for “At the Organization”, and by nationality for “Managing Areas” and “Board of Directors”

Labor Relations

We maintain the great challenge of developing policies and practices at our workplace to ensure the building of trust, transparency, effective two-way communication, and the concrete development of opportunities for professional and personal development for our employees. Our relationships with unions are based in mutual respect and a regular and permanent relationship, which greatly exceeds each country’s local legal requirements, resulting in ongoing constructive dialogue between us and the local labor unions.

2016
Country	Total Headcount	Unionized Headcount	Percentage Unionized	N° of Unions
Chile	56,432	40,221	71.3%	114
Argentina	24,918	11,622	46.6%	73
Brazil	28,340	1,207	4.3%	87
Peru	14,490	402	2.8%	1
Colombia	13,980	6,285	45.0%	2
Total Cencosud	138,160	59,737	43.2%	277

2015
Country	Total Headcount	Unionized Headcount	Percentage Unionized	N° of Unions
Chile	55,807	37,240	66.7%	110
Argentina	25,590	11,239	43.9%	97
Brazil	30,315	1,234	4.1%	73
Colombia	14,796	6,253	42.3%	2
Peru	13,966	183	1.3%	1
Total Cencosud	140,474	56,149	40.0%	283

2014
Country	Total Headcount	Unionized Headcount	Percentage Unionized	N° of Unions
Chile	61,635	38,718	62.8%	181
Argentina	27,479	12,286	44.7%	121
Brazil	33,546	1,296	3.9%	72
Colombia	16,008	5,002	31.2%	1
Peru	14,566	158	1.1%	1
Total Cencosud	153,234	57,460	37.5%	376

In Chile, by the end of the third quarter of 2016, collective bargaining with unions involved more than 30 processes and more than 35% of our workforce in Chile. During this period there were no strikes or work stoppages. In April 2017, implementation of the labor reform will begin, increasing the bargaining power of unions, which could result in increased labor costs and/or a higher probability of interruptions, which could affect our results.

In Argentina, our employees are affiliated with trade unions. One of these is the “Sindicato de Comércio” (“Commerce Union”), the only union with a collective bargaining agreement (mandatory by law) for all non-management employees, which has been in effect since 1975. We have experienced strikes at our stores, each lasting few hours. However, none of these strikes have materially affected our overall operations.

In Brazil, although less than 4.1% of our employees are affiliated with trade unions, all employees are entitled to the benefits set forth in our collective labor agreements, as determined by applicable labor legislation. The deceleration of activities in commerce, industry and services that occurred throughout 2016 boosted the growth of the unemployment rate. We believe that we have a good relationship with our employees and related trade unions, and our Brazilian operations have not recorded any significant strikes or stoppages over the last three years.

In Peru, less than 3% of our employees are affiliated with the only trade union, which was formed in 2013. We have a collective contract with these employees that has a term of one year and which ends in June 2017. We have not had any strikes that have materially affected our operations in Peru. Considered one of our priorities, we are constantly working to build a good relationship with both our employees and trade union.

We have not had any strikes that have materially affected our operations in Colombia.

Benefits

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

In Chile, our employees receive benefits established by the collective bargaining agreements, salaries in accordance with our own policies, benefits provided for by Chilean law (including disability insurance) and certain additional benefits provided by us. Among the benefits provided by us are educational training for our employees and opportunities for their families (including educational scholarships for children of employees).

In Argentina, our employees receive benefits established by our collective bargaining agreemen, salaries established according to our policies, benefits provided for by Argentinean law (including disability insurance) and certain additional benefits provided by us, including educational training.

In Brazil, our employees receive benefits established by our collective bargaining agreement, salaries established according to our policies, benefits provided for by Brazil law and certain additional benefits provided by us.

In Peru, our employees receive standard benefits and salaries established according to our policies, benefits provided for by Peruvian law (including disability insurance) and certain additional benefits provided by us, including discounts on products purchased at our stores, educational training and certain merit-based bonuses.

In Colombia, our employees receive standard benefits and salaries established according to our policies, benefits provided for by Colombia law (including disability insurance) and certain additional benefits provided by us, including discounts on products purchased at our stores and educational training for our employees.

Wage gap by Gender

Cencosud has a Corporate Compensation Policy, based on “internal equality” and “external competitiveness” principles with application in all businesses and countries in which we operate.

This Policy determines main guidelines for total compensation management at all levels. As part of this policy, Cencosud applies a unique methodology for position valuation based on an internal grading system. Each position receives a grade, which is related to its responsibilities and competencies required. Positions in the same grade, and country, receive the same salary range. Employees in a certain grade receive a certain position in the salary range, depending on performance and seniority.

The analysis of wage difference by gender, from 2016, was done considering men and women, in the same grade and same country, in order to compare employees in same level of responsibility and comparable positions to identify potential gaps.  The gap is then summarized by country to reach a weighted average of female employees by level. The process is done to measure the total gap for Cencosud globally.

As part of our policy, we apply a unique methodology for position valuation called “Global Grading System” (“GGS”, from Towers Watson), which guarantees people performing similar functions in the same country receive the same salary, no matter the gender or working area, among others. The GGS system classifies employees into certain positions and determines the salary range according to performance and seniority. The analysis of wage differences for gender was based on GGS. The analysis first looked at wages according to GGS positions and country. The analysis then analyzed wages of only the female population by GGS position and country demonstrating the following wage gaps between men and women inside the organization in the different groups:

Group	2016	2015	2014
Managers and Main Executives	(4.2)%	(5.2)%	(8.6)%
Professionals and Technicals	(0.2)%	(0.2)%	(0.3)%
Workers	(3.3)%	(3.0)%	(3.7)%

Interpretation: For example, in 2016, women were paid 4.2% less than men holding the same GGS at the managers and main executives group.

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

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares of common stock, as of the date of this annual report, for:

•             each person known to us to own beneficially more than 5% of our shares of common stock; and

•             our directors and executive officers as a group.

Shareholder	Number of Shares of Common Stock	Percentage Beneficial Ownership
Principal Shareholders(96)
Inversiones Quinchamali Limitada(97)	573,754,802	20.04%
Inversiones Latadia Limitada(98)	550,823,211	19.24%
Inversiones Tano Limitada(99)	287,328,548	10.04%
Directors and Executive Officers
Horst Paulmann Kemna(100)	1,527,449,715	53.36%
Peter Paulmann Koepfer(101)	*	*
Heike Paulmann Koepfer(102)	*	*
David Gallagher	—	—
Roberto Philipps	—	—
Cristián Eyzaguirre	—	—
Richard Büchi Buc	*	*
Julio Moura	—	—
Mario Valcarce	—	—
Rodrigo Hetz	*	*
Carlos Mechetti	*	*
Andrés Artigas	*	*
Bronislao Jandzio	*	*
Antonio Urete	*	*
Jaime Soler	*	*
Patricio Rivas	*	*
Renato Fernandez	*	*
Ricardo Bennett	*	*
Carlos Medina	*	*
Marcelo Reyes	*	*
Rodrigo Larrain	*	*
Total shares of common stock issued and outstanding	2,862,536,947	100.0%

*              Represents beneficial ownership of less than one percent of ordinary shares outstanding.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Controlling Shareholder

In 2012 and 2013, we experienced a significant change in the percentage of shares beneficially owned and controlled by our major shareholder as a result of our initial public offering and follow-on offering. Prior to our initial public offering, our founder, Mr. Horst Paulmann, beneficially owned 64.9% of our shares, directly and indirectly, through Inversiones Quinchamali Ltda., Inversiones Latadia Ltda. and Inversiones Tano Ltda. As of the date of this annual report, Mr. Horst Paulmann and his family beneficially owns 53.36% of our shares. See “—Major Shareholders” above.

By virtue of this position as our controlling shareholder, Mr. Horst Paulmann has the power to nominate 5 directors to our Board of Directors.

(96)  Our principal shareholders do not have different voting rights than other shareholders. All holders of our shares of common stock are entitled to one vote per share of common stock in all shareholders’ meetings.

(97)  Inversiones Quinchamali Limitada is a Chilean company controlled by Horst Paulmann Kemna, our Chairman of the Board, who is the largest shareholder therein, with the remainder owned by members of the Paulmann family. Members of the Paulmann family include Horst Paulmann Kemna, Manfred Paulmann Koepfer, Peter Paulmann Koepfer and Heike Paulmann Koepfer. The address for Inversiones Quinchamali Limitada is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

(98)  Inversiones Latadia Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned indirectly by members of the Paulmann family. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

(99)  Inversiones Tano Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned by Inversiones Latadia Limitada and Horst Paulmann Kemna. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

(100)  Horst Paulmann Kemna owns 2.46% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada. Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees.”

(101)  Peter Paulmann Koepfer owns 0.5% of our shares of common stock.

(102)  Heike Paulmann Koepfer owns 0.5% of our shares of common stock.

Securities Held in Host Country

As of April 24, 2017, the most recent practicable date, 7,670,088 ADSs (equivalent to 23,010,264 shares, or 0.8% of the total outstanding shares of our common stock) were outstanding and held of record by one holder. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Related Party Transactions

Below is a description of the significant transactions between us and our related parties for the years ended December 31, 2016, 2015 and 2014. For a full disclosure of our related parties transactions, see Note 9 to our consolidated financial statements.

Purchase and sale agreements

During 2016, 2015 and 2014, we purchased general merchandise in the amount of Ch$2,947 million, Ch$3,224 million and Ch$1,916 million, respectively, from Wenco S.A. (“Wenco”), a Chilean plastic goods manufacturer on whose board Mr. Cristián Eyzaguirre, one of our directors, serves as a director. In 2016, 2015 and 2014, we also sold general merchandise in the amount of Ch$18 million, Ch$505 million and Ch$64 million, respectively, to Wenco.

Cencosud also purchased merchandise from Industria Productos Alimenticios S.A., on whose board Mr. Cristián Eyzaguirre also serves, in the amount of Ch$857 million, Ch$1,143 million and Ch$1,062 million, during 2016, 2015 and 2014, respectively. We also sold merchandise to Agencias Universales SA in the amount of Ch$14 million, Ch$14 million and Ch$18 million in 2016, 2015 and 2014, respectively, on whose board Mr. Cristián Eyzaguirre also serves. The same company provided services to Cencosud S.A. in the amount of Ch$4 million, Ch$93 million and Ch$598 million during 2016, 2015 and 2014, respectively.

Cencosud also purchased general merchandise from Importadora y Comercial Regen Ltda, a Chilean retailer of imported toys controlled by Mr. Peter Paulmann Koepfer, one of our directors, in the amount of Ch$495 million, Ch$725 million and Ch$538 million for the years 2016, 2015 and 2014, respectively. During 2016, 2015 and 2014, Cencosud SA also sold goods to Importadora y Comercial Regen Ltda. in de amount of Ch$17 million, Ch$29 million and Ch$19 million, respectively.

During 2016, 2015 and 2014, Teleductos SA, on whose board Mr. Cristián Eyzaguirre also serves, provided services to Cencosud in the amount of Ch$907 million, Ch$709 million and Ch$704 million, respectively.

During 2016, 2015 and 2014, Manquehue Net SA, on whose board Mr. Cristián Eyzaguirre also serves, provided services to Cencosud in the amount of Ch$31 million, Ch$24 million and Ch$7 million, respectively.

During 2016, 2015 and 2014, Cia Nacional De Telefonos, Telefonica del Sur S.A., on whose board Mr. Cristián Eyzaguirre also serves, provided services to Cencosud in the amount of Ch$2 million, Ch$3 million and Ch$1 million, respectively.

During 2015 and 2014, Mr. Cristian Eyzaguirre received Ch$39 million and Ch$103 million, respectively from our subsidiary Cencosud Administradora de Tarjetas S.A. in connection with his service on its board of directors.

During 2016, 2015 and 2014, Besalco S.A. on whose board Mr. Cristian Eyzaguirre also serves, provided services to Cencosud SA in the amount of Ch$4 million, Ch$1 million and Ch$1 million, respectively.

During 2016, 2015 and 2014, Empresa Nacional de Telecomunicaciones S.A. on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$1,182 million, Ch$1,527 million and Ch$1,013 million, respectively.

During 2016, 2015 and 2014, Empresa El Mercurio S.A.P. on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$3,424 million, Ch$3,256 million and Ch$2,820 million, while goods were sold to Empresa El Mercurio S.A.P. in the amount of Ch$25 million in 2014.

During 2016, 2015 and 2014, Entel Telefonia Local S.A. on whose board Mr. Richard Büchi Buc also serves, provided services to Cencosud in the amount of Ch$18 million, Ch$19 million and Ch$49 million, respectively.

During 2016, 2015 and 2014, Entel PCS Telecomunicaciones S.A on whose board Mr. Richard Büchi Buc also serves, provided services and sold equipment to Cencosud in the amount of Ch$6,469 million, Ch$7,472 million and Ch$8,180 million, respectively.

During 2016, 2015 and 2014, Asset-Chile S.A. on whose board Mr. David Gallagher also serves, purchased merchandise from Cencosud SA in the amount of Ch$8 million, Ch$7 million and Ch$5 million, respectively.

During 2016, 2015 and 2014, Centro de Estudios Públicos on whose board Mr. Richard Büchi Buc also serves, purchased merchandise from Cencosud S.A. in the amount of Ch$21 million, Ch$21 million and Ch$15 million, respectively.

During 2016, 2015 and 2014, JetAviation Flight Services Inc. on whose board Mr. Horst Paulmann also serves, purchased merchandise from Cencosud S.A. in the amount of Ch$840 million, Ch$1,306 million and Ch$676 million, respectively.

During 2016 and 2015, Cencosud Administradora de Tarjetas S.A. (CAT), an associate company, provided credit card service to Cencosud consumers in the amount of Ch$673,859 million and Ch$519,182 million, respectively.

Leases

We lease space in several of our shopping centers in Chile to Maxi Kioskos Chile, S.A., a Chilean convenience store operator on whose board Manfred Paulmann Koepfer serves as a director. Lease payments during 2016, 2015 and 2014 amounted to Ch$424 million, Ch$232 million and Ch$403 million, respectively.

In addition, we lease space in several of our shopping centers in Chile to Importadora y Comercial Regen Ltda. Lease payments during 2016, 2015 and 2014 amounted to Ch$227 million, Ch$218 million and Ch$188 million, respectively.

We lease space in several of our shopping centers in Chile to Empresa el Mercurio S.A.P. Lease payments during 2016, 2015 and  2014 amounted to Ch$101 million, Ch$95 million and Ch$203 million, respectively.

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

Item 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-181 for our consolidated financial statements prepared in accordance with IFRS.

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

	New York Stock Exchange (in U.S.$ per ADS)(103)
	Trading volume	High	Low
2012 (since June 22, 2012)	16,315,454	20.99	15.10
2013	17,843,014	17.01	10.33
2014	19,308,702	10.71	6.94
2015	20,939,325	8.20	5.20
2016	25,726,986	10.11	5.30
Quarter
First Quarter 2015	5,596,774	7.90	6.25
Second Quarter, 2015	5,678,048	8.20	7.02
Third Quarter, 2015	4,030,918	7.15	5.20
Fourth Quarter, 2015	5,633,585	7.00	5.71
First Quarter 2016	3,035,336	7.85	5.30
Second Quarter, 2016	6,212,873	8.95	7.33
Third Quarter, 2016	12,040,376	9.39	8.06
Fourth Quarter, 2016	4,438,401	10.11	8.20
Month
October 2016	1,443,467	10.11	8.72
November 2016	1,905,612	10.00	8.62
December 2016	1,089,322	9.00	8.20
January 2017	999,326	8.90	8.28
February 2017	857,231	9.52	8.69
March 2017	1,237,726	9.74	8.48
April 2017 (through April 25, 2017)	1,226,043	9.41	9.18

(103)  Except trading volume.

Source: New York Stock Exchange.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange, and the Valparaíso Stock Exchange. In 2016, the trading volume of our common stock on the different Chilean Stock Exchanges represented 91.3% of the total trading volume of our common stock. On April 25, 2017, the last reported sale price of the shares on the Santiago Stock Exchange was Ch$1,955.

Price history of our common shares

The table below sets forth the trading volume and the high and low closing sales prices for our common shares on the Santiago Stock Exchange for the periods indicated.

	Santiago stock exchange (in Ch$ per common share)(104)
	Trading volume	High	Low
2012	690,328,658	3,256	2,490
2013	632,394,407	3,064	1,824
2014	508,704,038	1,980	1,410
2015	593,680,654	1,690	1,245
2016	782,016,461	2,225	1,315
Quarter
First Quarter, 2015	242,882,187	1,640	1,279
Second Quarter, 2015	127,062,897	1,664	1,460
Third Quarter, 2015	114,249,276	1,540	1,245
Fourth Quarter, 2015	109,451,870	1,690	1,350
First Quarter, 2016	140,527,472	1,747	1,315
Second Quarter, 2016	139,613,101	1,918	1,670
Third Quarter, 2016	356,968,534	2,101	1,750
Fourth Quarter, 2016	144,907,354	2,225	1,820
Month
October 2016	35,976,826	2,225	1,943
November 2016	59,556,407	2,189	1,895
December 2016	49,374,121	2,000	1,820
January 2017	50,158,527	1,950	1,844
February 2017	26,377,903	1,980	1,885
March 2017	78,101,088	2,097	1,884
April 2017 (through April 25, 2017)	41,711,048	2,094	1,949

Source: Santiago Stock Exchange.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

A. SHARE CAPITAL

(104)  Except trading volume.

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

For more information regarding our share capitalization, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders,” elsewhere in this annual report. There were 2,862,536,947 shares of our common stock, no par value, issued and outstanding as of the date of this annual report.

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

Argentina

In the past, the Argentine Government has imposed exchange controls and restrictions on the transfer of foreign currency in response to capital flight and the significant devaluation of the peso at that time, substantially limiting the ability of companies to hold foreign currency or make payments abroad. Although many of these exchange controls and restrictions on transfers were subsequently suspended or largely eased, in June 2005 the Argentine Government, through Decree No. 616/2005, established new controls on the entry and exit of capital through the creation of the “Encaje” (mandatory 365-day deposit on 30% of funds transferred to local accounts), which resulted in a smaller availability of international credit. In addition, at the end of 2011 the government implemented new measures restricting access to the Mercado Único y Libre de Cambio (“MULC”), limiting the sale of foreign currency to nonresidents for the repatriation of direct investments, and the transfers of funds to acquire foreign assets by residents. Nevertheless the Macri´s Administration is gradually moving in a direction to lift the abovementioned restrictions.

General provisions on financial debt

According to the Banco Central de la República Argentina (the “BCRA”) Communication “A” 6037, as supplemented, financial external debts of the non-financial private sector, the financial sector and local governments are not subject to the obligation to enter and settle the funds in the MULC.

Investments by non-residents Argentine

In accordance with BCRA Communication “A” 6037, as supplemented, financial entities may grant access to the MULC to non-residents (a) to be credited in local accounts without any limits or restrictions, (b) for the transfer to their own accounts abroad of funds collected in the country to the extent that they have documentation that reasonably demonstrates that funds are, among others: (i) repatriations of direct investments in the non-financial private sector, in companies that are not controlling for local financial entities, and/or in real estate properties, to the extent that the foreign beneficiary is a natural or legal person residing or incorporated or domiciled in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” in accordance with the provisions of Section 1 of Decree No. 589/13, and amending rules; and (ii) income on, and sales of portfolio investments to the extent that the foreign beneficiary is a natural or legal person residing or domiciled in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” in accordance with the provisions of Section 1 of Decree No. 589/13, and amending rules. These repatriations of portfolio investments include, among others: portfolio investments in shares and participations in local companies, investments in mutual funds and local trusts, purchase of portfolios of loans granted to residents by local banks, purchase of invoices and promissory notes for local commercial operations, notes, investments in local bonds issued in pesos and in foreign currency payable locally, and purchases of other internal credits.

Repatriation of funds held in foreign accounts of Argentine residents are not subject to restrictions. The transfer must be made from an account of the Argentine resident abroad to a bank account of its own in Argentina.

Foreign investments by Argentine residents

Local residents are allowed to access the MULC without prior authorization of the Central Bank in order to: (i) make direct investments abroad; (ii) make foreign portfolio investments abroad; (iii) grant loans to non-residents; (iv) purchase and sell traveler’s checks; (v) purchase foreign currency locally for general purposes; and (vi) purchase foreign currency to make transfers to other local residents.

In the case of purchases of foreign currency to be transferred abroad, the transfer cannot be made to an account in a jurisdiction that is not considered as collaborator for fiscal transparency purposes or to countries and territories that do not follow the FATF guidelines.

Criminal foreign exchange regime

Pursuant to the provisions of Central Bank Communication “A” 6037, foreign exchange transactions may only be carried out through financial institutions authorized to do so by the Central Bank (e.g., financial institutions and foreign exchange bureaus). Central Bank Communication “A” 6037 further provides that any transactions that fail to comply with the applicable requirements will be subject to the penalties set forth in the Criminal Foreign Exchange Regime set by Law No. 19,359.

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

In accordance with a common practice of the Central Bank of Brazil, whenever the total or partial repatriation of capital is sought upon the sale of an investment, the book value of the foreign investment (based on the financial statements of the company which received the investment) will be compared against the amount registered in foreign currency. If the book value is lower than the registered foreign investment, the remittance abroad of any amount exceeding the book value may be understood by the Central Bank as a capital gain, and, as such, subject to a 15% tax.

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

The foreign investment registered with the Central Bank grants the investor the following rights, known as “exchange rights”:

a)             The possibility of repatriating the profits from the registered investment.

b)             The possibility of reinvesting such profits in Colombia.

c)              The possibility of repatriating sums resulting from the transfer of the investment within the country, the liquidation of the company or the portfolio and/or the reduction of the equity of the recipient company.

Foreign Indebtedness

The foreign currency received or paid as a consequence of a credit operation must be channeled through the exchange market. In addition, prior to or simultaneously with the disbursement, it will be required to report the foreign debt to the Central Bank through the exchange market intermediaries.

Up until October 28, 2011, Colombian residents could only obtain credits in foreign currency from foreign financial institutions, foreign market intermediaries or through the placement of securities in international capital markets. Since that date, the Central Bank allowed indebtedness with any foreign third party, including related parties. These modalities are considered liability credits since the debtor is a Colombian resident.

On the other hand, Colombian residents may grant loans in foreign currency to non-residents and this modality is called active credits since the creditor is a Colombian resident.

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law. Pursuant to Article 26 of the Chilean Tax Code, Chilean taxes may not be assessed retroactively against taxpayers who in good faith relied on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations prospectively. On February 4, 2010, a comprehensive income tax treaty between the United States and Chile (the “Proposed U.S.-Chile Treaty”) was signed, however such treaty has not yet been ratified by each country and therefore is not yet effective. It is unclear at this time when such treaty will be ratified by both countries.. You should consult your tax adviser regarding the ongoing status of this treaty, and if ratified the impact such treaty would have on the consequences described in this annual report.

Law No. 20,780, 2014 and Law No. 20,899, 2015 established a tax reform to be adopted gradually, with full effectiveness as of January 1st, 2017. The law raises the corporate tax rate for companies domiciled in Chile up to 25% or 27%, depending on the regime companies adopt.  The two tax regimes the law sets forth are as follows:

•                                          Regime A, the “attributed tax regime” levies a 25% tax rate on income earned by companies in each tax year, which shall be directly allocated to their shareholders, partners or owners regardless of whether an actual distribution is made. An imputation credit of 25% for the corporate tax paid on such attributed taxable income is available.

•                                          Regime B, the “partially integrated regime” levies a 27% tax rate (25.5% in 2017) on income earned by companies.  Under this regime, shareholders, partners or owners are allowed to defer withholding tax until such benefits are effectively distributed, but it only allows use of a 65% credit of the taxes paid by the company, unless the shareholder is domiciled or resident in a tax-treaty jurisdiction.

In effect, under Regime B, taxpayers resident or domiciled in countries with which Chile has a double taxation treaty in force are able to credit 100% of the corporate tax paid against withholding tax when a dividend is paid. This applies to any double taxation treaty that has been signed as of January 1, 2017, even if the agreement is not yet in force (e.g. United States). This transition rule is effective only until December 31, 2019. Taxpayers resident in countries with which Chile does not have a double taxation treaty in force are able to credit only 65% of the corporate tax paid.

In other words, if the shareholder is a resident in a tax treaty country, the full imputation credit is granted, resulting in an aggregate effective 35% tax rate. If the shareholder is a resident in a non-tax treaty country 35% surtax will be imposed on the imputation credit amount, resulting in an aggregate effective 44.45% tax rate.

Since January 1, 2017, when the two new regimes entered into force, companies with one or more shareholders, partners or owners that are legal entities domiciled or resident in Chile, such as Cencosud, are subject to the Partially Integrated Regime (Regime B).

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

Distributions on our ADSs. Since January 1, 2017, Cencosud is subject to Chile’s Partially Integrated Regime (“Regime B”), which may affect the U.S. federal income tax treatment of distributions on our ADSs. See “Item 10. Additional Information—E. Taxation—Chilean tax considerations” above. Cash distributions (including amounts withheld to pay Chilean withholding taxes) made by us to or for the account of a U.S. Holder with respect to ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the ADSs. Any distribution in excess of such U.S. Holder’s adjusted tax basis will be treated as capital gain and will be long-term capital gain if the U.S. Holder held the ADSs for more than one year. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

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

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, including a minimum holding period requirement, to claim a U.S. foreign tax credit in respect of the net amount of Chilean withholding taxes imposed on dividends received on our ADSs (after taking into account the credit for any first category tax, as described above under “Item 10, Additional Information—E. Taxation—Chilean Tax Considerations—Cash dividends and other distributions”). U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s U.S. foreign tax credit limitation. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to ADSs should generally constitute “passive category income” for most U.S. Holders. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

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

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based upon the nature of our current and projected income, assets and activities, we do not expect the ADSs to be shares of a PFIC for U.S. federal income tax purposes.

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

Passive foreign investment company rules

Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2016 taxable year and we do not expect to become one in the foreseeable future. However, because the application of the regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. Our U.S. counsel has not rendered an opinion as to our PFIC classification. Rendering such an opinion would be impracticable because it involves an inherently factual test which will depend on our future circumstances. Also, we do not maintain our records in accordance with the U.S. federal income tax accounting principles required to permit a formal opinion to be rendered.

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

The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder makes either a (i)  mark-to-market election with respect to the common shares or ADSs or (ii) QEF election. The QEF election is not available to holders unless we agree to comply with certain reporting requirements and provide the required annual information statements. The QEF and mark-to-market elections only apply to taxable years in which the U.S. Holder’s common shares or ADSs are treated as stock of a PFIC.

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

U.S. Information reporting and backup withholding rules

In general, dividend payments with respect to the ADSs and the proceeds received on the sale or other disposition of those ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28.0%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable. Backup withholding is not an additional tax. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

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

Interest rate risk.

As of December 31, 2016, approximately 76.4% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rates. The remaining 23.6% was at variable interest rates including derivates. Of the variable rate debt, approximately 98.3% is indexed to local interest rates (either as originally denominated or by re-denominating with derivatives).

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

As of and for December 31, 2016

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	Ch$	39,754,050,000	TAB NOM 90	(36.28)	148,207,935
				39.62	(161,835,300)
Net liability	Ch$	34,819,697,369	TAB NOM 180	(33.33)	120,708,284)
				36.36	(131,681,765)
Net liability	Ch$	338,687,230,000	CAM	(39.21)	1,161,661,397
				38.89	(1,152,188,113)
Net liability	BR$	375,208,879	CDI	(12.95)	306,980,853
				12.90	(305,656,861)
Net liability	COP$	—	DTF	(17.17)	—
				12.00	—

As of and for December 31, 2015

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	Ch$	39,754,050,000	TAB NOM 90	(40.30)	179,417
				40. 91	(182,146)
Net liability	Ch$	34,819,697,369	TAB NOM 180	(34.94)	119,834
				38.20	(131,021)
Net liability	Ch$	406,469,230,000	CAM	(41.77)	1,332,677
				39.79	(1,269,363)
Net liability	BR$	305,956,978	CDI	(14.52)	256,586
				12.90	(227,944)

As of and for December 31, 2014

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	USD	400,000,000	LIBOR 1M	(36.23)	101,133
				33.91	(94,648)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(42.86)	316,896
				43.19	(319,361)
Net liability	Ch$	184,819,697,369	TAB NOM 180	(37.04)	638,566
				45.07	(777,073)
Net liability	Ch$	607,851,430,000	CAM	(43.25)	2,147,451
				42.18	(2,094,005)
Net liability	BR$	698,216,971	CDI	(14.82)	668,159
				13.18	(594,228)
Net liability	COP$	296,642,344,553	DTF TA	(17.18)	135,386
				12.02	(94,704)
Net liability	COP$	66,762,674,279	IBR	(27.01)	48,663
				19.89	(35,829)

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

Foreign exchange rate risk.

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (83%) is denominated in local currency or local currency linked (U.F.). As of December 31, 2016, approximately 16.6% of our total outstanding debt was unhedged and subject to currency swings between our functional currency and the U.S. dollars. The remainder of our debt was either in local currencies or hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

The Company has identified as important the exchange rate risk generated from obligations in U.S. dollars, Argentine pesos, Peruvian Nuevos Soles and Unidades de Fomento, which are sensitized by measuring the impact on income of a reasonably possible variation in observed exchange rates. Following regulatory guidelines, the deviation in relevant exchange rates is estimated using historical series with a daily frequency for each of the identified risk variables. The distribution of percentage changes occurring in three-month intervals is then analyzed and the extreme scenarios that fall outside a confidence interval of 95% are eliminated.

As of and for December 31, 2016

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	787,407,477	USD-CLP	669.47	(8.64)	611.66	45,519,917
					9.86	735.46	(51,959,814)
Net liability	ARG	2,683,826,384	ARS-CLP	42.26	(17.26)	34.97	19,572,033
					11.00	46.91	(12,479,583)
Net liability	UF	22,264,770	CLF-CLP	26,347.13	(0.467)	26,224.00	2,741,368
					2.292	26,951.09	(13,446,952)
Net liability	COP	6,305,004,476	COP-CLP	0.22	(10.366)	0.20	146,012
					9.337	0.24	(131,517)
Net liability	PEN	131,912,445	PEN-CLP	199.79	(7.957)	183.89	2,097,011
					9.226	218.22	(2,431,446)
Net liability	BRL	371,262,861	BRL-CLP	206.13	(11.958)	181.48	9,151,527
					11.065	228.94	(8,467,668)

As of and for December 31, 2015

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	1,388,843,062	USD-CLP	719.16	(8.76)	647.97	86,375,317
					10.22	782.76	(100,826,078)
Net liability	ARG	447,185,623	ARS-CLP	54.80	(14.53)	46.84	3,560,441
					11.17	60.92	(2,736,182)
Net liability	UF	18,080,089	CLF-CLP	25,629.09	(0.484)	25,505.07	2,242,293
					2.380	26,239.04	(11,028,017)
Net liability	COP	4,352,231,183	COP-CLP	0.22	(10.505)	0.20	102,043
					9.497	0.24	(92,255)
Net liability	PEN	132,268,544	PEN-CLP	207.56	(8.239)	190.46	2,261,895
					9.541	227.36	(2,619,300)
Net liability	BRL	448,714,904	BRL-CLP	178.90	(12.247)	156.99	9,831,486
					11.141	198.83	(8,943,599)

As of and for December 31, 2014

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	573,261,055	USD-CLP	606.75	(8.95)	552.46	31,120,559
					9.74	665.82	(33,863,241)
Net liability	ARG	430,004,718	ARS-CLP	71.64	(14.55)	61.22	4,480,841
					11.25	79.70	(3,466,153)
Net liability	UF	18,434,243	CLF-CLP	24,627.10	(0.496)	24,504.87	2,253,307
					2.460	25,232.89	(11,167,289)
Net liability	COP	400,779,827,586	COP-CLP	0.26	(10.505)	0.23	10,743,949
					9.786	0.28	(10,009,522)
Net liability	PEN	541,187,436	PEN-CLP	203.54	(8.387)	186.47	9,238,629
					9.450	222.77	(10,409,018)
Net liability	BRL	1,025,118,587	BRL-CLP	228.19	(10.900)	203.32	25,497,495
					11.433	254.28	(26,745,359)

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

The Company assesses the fluctuation of the functional currencies compared to the presentation currency through a sensitivity analysis on equity and net assets in local currency using favorable and unfavorable scenarios, the amounts of exposure of all possible scenarios, including a general one, resulting from this analysis are as follows:

Currency	Rate of conversion	Scenarios	Flux on assets ThCh$	Flux%	Flux on Equity ThCh$	Flux %
ARG PESO	34.97	S1	(244,211,478)	(2.33)%	(103,557,406)	(2.54)%
	46.91	S2	154,621,108	1.48%	65,566,781	1.61%
COP PESO	0.20	S1	(142,263,787)	(1.36)%	(105,059,848)	(2.57)%
	0.24	S2	174,671,777	1.67%	128,992,703	3.16%
PER SOL	183.89	S1	(98,158,348)	(0.94)%	(63,180,231)	(1.55)%
	218.22	S2	115,174,918	1.10%	80,746,926	1.98%
BRL REAL	181.48	S1	(169,305,028)	(1.62)%	(106,681,761)	(2.61)%
	228.94	S2	160,863,372	1.54%	101,153,426	2.48%

All currencies		S1	(653,938,641)	(6.24)%	(378,479,246)	(9.27)%
		S2	605,331,175	5.78%	376,459,836	9.22%

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

Depositary Payments

Cencosud S.A. received from The Bank of New York Melon U.S.$134,821, U.S.$56,330, and U.S.$995,511 during 2016, 2015 and 2013, respectively, as depositary payments in connection with its American Depositary Shares program. These amounts were net of withholding taxes of U.S.$47,962, U.S.$20,549 and U.S.$346,325 for 2016, 2015 and 2013, respectively. The Company did not receive any depositary payments during 2014.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. USE OF PROCEEDS

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of Cencosud’s internal control over financial reporting as of December 31, 2016 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016 based on criteria in Internal Control — Integrated Framework (1992) issued by the COSO.

(c) Attestation Report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

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

	For the year ended December 31,
	In USD$
	2016	2015	2014
Audit Fees(105)	5,286,149	4,841,673	6,700,051
Audit- Related Fees(106)	51,000	9,252	376,910
Tax Fees(107)	16,800	23,555	114,000
Total	5,353,949	4,874,480	7,190,961

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

(105)  “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings.

(106)  “Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services.

(107)  “Tax Fees” in the above table are fees billed for tax compliance and tax consultations in Argentina, Brazil, Chile, Peru and Colombia.

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

Under the amendment to the Chilean Corporations Act, in effect as of January 1, 2010, an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of December 31, 2016 approximately UF$39,521 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporation Act enumerates a number of relationships that preclude independence. The Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards and procedures to conduct related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, must be in the interest of and for the benefit of the company, compare in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporation Act. See “Item 7. Major Shareholders and Related Party Transactions.”

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

See pages F-1 through F-181 of this annual report.

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

4.11

Indenture, dated as of February 12, 2015, among Cencosud S.A., as issuer, Cencosud Retail S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent, relating to the Senior Notes due 2045, previously filed as exhibit 4.11 to the Company’s 2014 Form 20-F and incorporated by reference herein.

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

April 28, 2017	Cencosud S.A.

	By:	/s/ Jaime Soler
	Name:	Jaime Soler
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Cencosud S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of profit and loss and other comprehensive profit, changes in net equity and of cash flows present fairly, in all material respects, the financial position of Cencosud S.A. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this annual report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers

Santiago, Chile

April 27, 2017

Cencosud S.A. and subsidiaries Consolidated Statements of Financial Position

		As of December 31,
Assets	Note	2016	2015
		ThCh$	ThCh$

Current assets
Cash and cash equivalents	5	275,219,003	268,275,126
Other financial assets, current	6	219,988,622	254,850,725
Other non-financial assets, current	22	23,628,279	14,442,030
Trade receivables and other receivables	8	867,139,677	819,839,383
Receivables due from related parties, current	9	28,988,176	14,851,194
Inventories	10	1,149,286,014	1,068,309,333
Current tax assets	16	74,135,647	61,197,049

Total current assets other than assets held for sale		2,638,385,418	2,501,764,840
Assets held for sale	34	57,123,872	—
Total current assets		2,695,509,290	2,501,764,840

Non-current assets
Other financial assets, non-current	6	287,360,674	421,532,586
Other non-financial assets, non-current	22	52,335,275	31,907,769
Trade receivable and other receivables, non-current	8	11,893,706	30,996,852
Investments accounted for using the equity method	11	200,727,534	251,527,505
Intangible assets other than goodwill	12	408,168,114	401,749,417
Goodwill	13	1,432,319,489	1,391,692,072
Property, plant and equipment	14	2,578,793,573	2,711,490,630
Investment property	15	2,081,694,027	1,807,095,204
Non-current tax assets,	16	83,376,450	8,854,347
Deferred income tax assets	16	616,579,356	552,114,088

Total non-current assets		7,753,248,198	7,608,960,470

Total assets		10,448,757,488	10,110,725,310

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated Statements of Financial Position

		As of December 31,
Net equity and liabilities	Note	2016	2015
		ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	17	408,009,016	356,173,111
Trade payables and other payables	18	1,926,847,052	1,856,524,795
Payables to related parties, current	9	18,722,919	29,196,949
Provisions and other liabilities	19	11,779,434	15,641,961
Current income tax liabilities	16	74,585,510	49,433,829
Current provision for employee benefits	21	106,496,839	97,889,042
Other non-financial liabilities, current	20	26,977,677	21,225,549

Total current liabilities other than liabilities held for sale		2,573,418,447	2,426,085,236

Liabilities held for sale	34	15,669,233	—
Total current liabilities		2,589,087,680	2,426,085,236

Non-current liabilities
Other financial liabilities,	17	2,903,625,666	2,924,038,308
Trade accounts payables	18	4,803,725	4,502,991
Provisions and other liabilities	19	68,256,160	78,188,586
Deferred income tax liabilities	16	719,542,091	649,536,334
Other non—financial liabilities, non—current	20	79,390,431	57,562,037

Total non-current liabilities		3,775,618,073	3,713,828,256

Total liabilities		6,364,705,753	6,139,913,492

Equity
Paid-in capital	23	2,420,564,735	2,321,380,936
Retained earnings	23	2,489,410,413	2,329,411,478
Share premium	23	461,302,097	526,633,344
Other reserves	23	(1,286,017,106)	(1,205,679,999)

Equity attributable to controlling shareholders		4,085,260,139	3,971,745,759
Non-controlling interest	23	(1,208,404)	(933,941)

Total equity		4,084,051,735	3,970,811,818

Total equity and liabilities		10,448,757,488	10,110,725,310

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated Statements of Profit and Loss and Other Comprehensive Profit

		For the year ended December 31,
Statements of profit and loss	Note	2016	2015	2014
		ThCh$	ThCh$	ThCh$

Continuing Operations
Revenues from ordinary activities	24	10,333,001,434	10,991,337,710	10,711,029,246
Cost of Sales	25	(7,356,471,437)	(7,813,225,785)	(7,827,431,886)
Gross Profit		2,976,529,997	3,178,111,925	2,883,597,360

Other income	25	301,152,013	210,520,659	114,437,716
Distribution cost	25	(26,817,851)	(27,869,865)	(26,653,898)
Administrative expenses	25	(2,325,903,847)	(2,473,335,481)	(2,274,046,291)
Other expenses	25	(170,659,033)	(174,280,483)	(182,076,769)
Other gains (losses), net	25	59,564,064	(124,454,721)	(6,514,980)
Operating profit		813,865,343	588,692,034	508,743,138

Finance income	25	14,540,360	14,938,640	6,709,144
Finance expenses	25	(283,510,615)	(259,038,397)	(180,257,503)
Share of profits of investments accounted for using the equity method	11	11,896,164	14,067,092	6,208,206
Exchange differences	25	37,287,243	(116,742,837)	(24,410,699)
Losses from indexation	25	(14,312,457)	(22,008,523)	(39,575,950)
Profit before income tax		579,766,038	219,908,009	277,416,336

Income tax expense	26	(191,968,568)	(58,540,083)	(125,931,659)

Profit from continuing operations		387,797,470	161,367,926	151,484,677

Discontinued Operations Profit from discontinued operations	34	—	70,616,993	12,661,641

Profit (loss) attributable to Controlling shareholders		387,754,867	231,940,905	164,894,672
Non—controlling interest	23.5	42,603	44,014	(748,354)

Net Profit		387,797,470	231,984,919	164,146,318

Earnings per share from continuing and discontinued operations attributable to controlling shareholders
Basic earnings per share from continuing operations	27	135.5	57.0	53.8
Basic earnings per share from discontinued operations		—	25.0	4.5
		135.5	82.0	58.3

Diluted earnings per share from continuing operations	27	135.5	56.3	53.8
Diluted earnings per share from discontinued operations		—	24.7	4.5
		135.5	81.0	58.3

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated Statements of Profit and Loss and Other Comprehensive Profit

	For the year ended December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$

Net Profit	387,797,470	231,984,919	164,146,318

Other comprehensive profit
Items that will not be reclassified to profit and loss
Revaluation surplus	18,435,465	—	—
Re-measurements of employee benefit obligations	(1,349,426)	(526,293)	(431,191)
Total OCI that will not be reclassified to profit and loss	17,086,039	(526,293)	(431,191)

Items that may be reclassified to profit and loss
Foreign currency translation losses	(63,537,176)	(490,709,278)	(81,363,229)
Cash flow hedge	(50,610,889)	2,527,712	(7,791,437)
Total items that may be reclassified to profit and loss	(114,148,065)	(488,181,566)	(89,154,666)
Other comprehensive loss, before taxes.	(97,062,026)	(488,707,859)	(89,585,857)

Income tax related to revaluation surplus	(4,182,452)	—	—
Income tax related to re-measurement of employee benefit obligations	458,805	178,940	146,605
Total income tax that will not be reclassified to profit and loss	(3,723,647)	178,940	146,605

Income tax related to cash flow hedge	13,672,433	(870,348)	467,671
Total income tax that may be reclassified to profit and loss	13,672,433	(870,348)	467,671

Total other comprehensive loss	(87,113,240)	(489,399,267)	(88,971,581)

Total comprehensive (loss) income	300,684,230	(257,414,348)	75,174,737

Income (loss) attributable to
Controlling shareholders	300,906,096	(257,312,191)	76,055,757
Non-controlling interest	(221,866)	(102,157)	(881,020)

Total comprehensive profit	300,684,230	(257,414,348)	75,174,737

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated Statement of Changes in Net Equity

For the year ended December 31, 2016

Statement of changes in net equity ThCh$	Paid-in capital	Share premium	Revaluation surplus reserves	Translation reserves	Hedge reserves	Employee benefit reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non- controlling interest	Total equity

Opening balance as of January 1, 2016	2,321,380,936	526,633,344	—	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)	2,329,411,478	3,971,745,759	(933,941)	3,970,811,818

Changes in equity
Comprehensive profit	—	—	—	—	—	—	—	—	—	—	—	—	—
Net profit	—	—	—	—	—	—	—	—	—	387,754,867	387,754,867	42,603	387,797,470
Other comprehensive (loss) profit	—	—	14,252,148	(63,271,842)	(36,938,456)	(890,621)	—	—	(86,848,771)	—	(86,848,771)	(264,469)	(87,113,240)

Total Comprehensive (loss) profit	—	—	14,252,148	(63,271,842)	(36,938,456)	(890,621)	—	—	(86,848,771)	387,754,867	300,906,096	(221,866)	300,684,230

Share issuance	99,183,799	(65,331,247)	—	—	—	—	—	—	—	—	33,852,552	—	33,852,552
Dividends	—	—	—	—	—	—	—	—	—	(227,755,932)	(227,755,932)	—	(227,755,932)
Stock option (see Note 33)	—	—	—	—	—	—	7,673,363	—	7,673,363	—	7,673,363	—	7,673,363
Decrease due to changes in ownership interest without a loss of control (see Note 23.5)	—	—	—	—	—	—	—	(1,161,699)	(1,161,699)	—	(1,161,699)	(52,597)	(1,214,296)

Total transactions with owners	99,183,799	(65,331,247)	14,252,148	(63,271,842)	(36,938,456)	(890,621)	7,673,363	(1,161,699)	(80,337,107)	159,998,935	113,514,380	(274,463)	113,239,917

Total Changes in equity	99,183,799	(65,331,247)	14,252,148	(63,271,842)	(36,938,456)	(890,621)	7,673,363	(1,161,699)	(80,337,107)	159,998,935	113,514,380	(274,463)	113,239,917

Ending balance, as of December 31, 2016	2,420,564,735	461,302,097	14,252,148	(1,250,381,663)	(22,078,872)	(1,120,048)	26,949,962	(53,638,633)	(1,286,017,106)	2,489,410,413	4,085,260,139	(1,208,404)	4,084,051,735

Cencosud S.A. and subsidiaries

Consolidated Statement of Changes in Net Equity

For the year ended December 31, 2015

Statement of changes in net equity ThCh$	Paid-in capital	Share premium	Revaluation surplus reserves	Translation reserves	Hedge reserves	Employee benefit reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non- controlling interest	Total equity
Opening balance as of January 1, 2015	2,321,380,936	526,633,344	—	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Changes in equity
Comprehensive profit	—	—	—	—	—	—	—	—	—	—	—	—	—
Net profit	—	—	—	—	—	—	—	—	—	231,940,905	231,940,905	44,014	231,984,919
Other comprehensive (loss) profit	—	—	—	(490,563,107)	1,657,364	(347,353)	—	—	(489,253,096)	—	(489,253,096)	(146,171)	(489,399,267)

Total Comprehensive (loss) profit	—	—	—	(490,563,107)	1,657,364	(347,353)	—	—	(489,253,096)	231,940,905	(257,312,191)	(102,157)	(257,414,348)

Dividends	—	—	—	—	—	—	—	—	—	(67,295,731)	(67,295,731)	—	(67,295,731)
Stock option (see Note 33)	—	—	—	—	—	—	5,818,354	—	5,818,354	—	5,818,354	—	5,818,354
Other changes (*)	—	—	—	—	—	—	—	—	—	(1,782,268)	(1,782,268)	—	(1,782,268)

Total transactions with owners	—	—	—	(490,563,107)	1,657,364	(347,353)	5,818,354	—	(483,434,742)	162,862,906	(320,571,836)	(102,157)	(320,673,993)

Total changes in equity	—	—	—	(490,563,107)	1,657,364	(347,353)	5,818,354	—	(483,434,742)	162,862,906	(320,571,836)	(102,157)	(320,673,993)

Ending balance, as of December 31, 2015	2,321,380,936	526,633,344	—	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)	2,329,411,478	3,971,745,759	(933,941)	3,970,811,818

(*)

It corresponds to the recognition effects of adopting IFRS on the subsidiary CAT Company Insurance Brokers and Services S.A. That entity was formerly under compliance of Circular 1602 and subsequent amendments to the Superintendence of Securities and Insurance.

Cencosud S.A. and subsidiaries

Consolidated Statement of Changes in Net Equity

For the year ended December 31, 2014

Statement of changes in net equity ThCh$	Paid-in capital	Share premium	Revaluation surplus reserves	Translation reserves	Hedge reserves	Employee benefit reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non- controlling interest	Total equity
Opening balance as of January 1, 2014	2,321,380,936	526,633,344	—	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Changes in equity
Comprehensive profit	—	—	—	—	—	—	—	—	—	—	—	—	—
Net profit	—	—	—	—	—	—	—	—	—	164,894,672	164,894,672	(748,354)	164,146,318
Other comprehensive (loss) profit	—	—	—	(81,230,563)	(7,323,766)	(284,586)	—	—	(88,838,915)	—	(88,838,915)	(132,666)	(88,971,581)

Total Comprehensive (loss) profit	—	—	—	(81,230,563)	(7,323,766)	(284,586)	—	—	(88,838,915)	164,894,672	76,055,757	(881,020)	75,174,737

Dividends	—	—	—	—	—	—	—	—	—	(47,829,433)	(47,829,433)	—	(47,829,433)
Stock option (see 33)	—	—	—	—	—	—	2,822,081	—	2,822,081		2,822,081		2,822,081
Decrease due to changes in ownership interest without a loss of control (see 23.4)	—	—	—	—	—	—	—	2,187	2,187	—	2,187	(50,850)	(48,663)

Total transactions with owners	—	—	—	(81,230,563)	(7,323,766)	(284,586)	2,822,081	2,187	(86,014,647)	117,065,239	31,050,592	(931,870)	30,118,722

Total Changes in equity	—	—	—	(81,230,563)	(7,323,766)	(284,586)	2,822,081	2,187	(86,014,647)	117,065,239	31,050,592	(931,870)	30,118,722

Ending balance, as of December 31, 2014	2,321,380,936	526,633,344	—	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Cencosud S.A. and subsidiaries

Consolidated statements of cash flows

		For the years ended December 31,
	Note	2016	2015	2014
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities

Types of revenues from operating activities
Revenue from sale of goods and provision of services [1]		12,191,359,273	13,083,522,912	12,510,757,329
Other operating revenues		10,622,821	7,391,645	12,356,355

Types of payments
Payments to suppliers for goods & services		(9,886,349,821)	(10,081,992,082)	(10,210,372,358)
Payments to and on behalf of personnel		(1,294,869,320)	(1,561,123,940)	(1,367,742,879)
Other operating payments		(527,800,502)	(641,499,919)	(483,963,826)
Interest paid		(177,049)	(4,192,782)	(2,582,002)
Interest received		3,277,560	3,160,127	1,678,603
Taxes paid		(88,546,161)	(66,528,483)	(87,128,966)
Other cash inflows		(3,449,722)	4,862,929	1,897,957
Cash flows from operating activities (continuing operations)		404,067,079	743,600,407	374,900,213
Cash flows from operating activities (discontinued operations)		—	(107,449,303)	14,583,058
Net cash flow from operating activities		404,067,079	636,151,104	389,483,271

Cash flows from (used in) investing activities
Disposal of subsidiaries and associates [2]		123,053,746	—	—
Acquisition of non controlling interest and capital contributions to associate [3]		(1,434,532)	(30,132,967)	—

Proceeds from sale of property, plant and equipment		4,376,965	18,047,004	7,515,592
Purchases of property, plant and equipment		(208,173,413)	(171,605,755)	(227,422,961)
Purchases of intangible assets		(42,050,787)	(35,442,620)	(22,594,236)
Collection from related parties		—	290,824,586	—
Dividends received		5,174,138	2,698,866	6,892,639
Interest received		1,266,095	1,777,720	630,971
Proceeds from sale of other financial assets—mutual funds		3,751,752,842	5,629,604,005	825,385,250
Purchases of other financial assets—mutual funds		(3,715,064,833)	(5,843,819,506)	(825,799,626)
Cash flows from investment activities (continuing operations)		(81,099,799)	(138,048,667)	(235,392,371)
Cash flows from investment activities (discontinued operations)		—	169,095,101	1,996,104
Net cash flow from (used in) investment activities		(81,099,799)	31,046,434	(233,396,267)

Cash flows from (used in) financing activities
Proceeds from paid in capital		33,852,552	—	—
Proceeds from borrowings at long—term		167,443,505	758,577,959	725,079,729
Proceeds from borrowings at short—term		317,535,081	3,578,568,363	7,871,210,244
Total loan proceeds from borrowings		518,831,138	4,337,146,322	8,596,289,973

Repayments of borrowings		(335,656,582)	(4,763,327,130)	(8,383,816,787)
Dividends paid		(227,397,994)	(80,898,846)	(55,893,005)
Interest paid		(260,728,874)	(224,580,118)	(188,378,177)
Other cash inflows (outflows) [4]		(2,061,800)	57,792,022	—
Cash flows used in financing activities (continuing operations)		(307,014,112)	(673,867,750)	(31,797,996)
Cash flows used in financing activities (discontinued operations)		—	35,258,696	(80,580,490)
Net cash used in financing activities		(307,014,112)	(638,609,054)	(112,378,486)
Net increase in cash and cash equivalents before the effect of variations in the exchange rate on cash and cash equivalents		15,953,187	28,588,484	43,708,518
Effects of variations in the exchange rate on cash and cash equivalents		(9,009,310)	20,814,849	3,451,650
Net increase in cash and cash equivalents		6,943,877	49,403,333	47,160,168
Cash and cash equivalents at the beginning of the year	5	268,275,126	218,871,793	171,711,625
Cash and cash equivalents at the end of the year	5	275,219,003	268,275,126	218,871,793

Cash and cash equivalents per the statement of financial position		275,219,003	268,275,126	218,871,793
Cash ans cash equivalents reported as part of assets of the disposal group		—	—	755,493

The accompanying notes are an integral part of these consolidated financial statements.

[1]	This caption includes goods and services and related value added tax
[2]

This amount includes proceeds from the sale of the associate Mall Viña amounted ThCh$110,574,884 (Note 11) and the sale of a subsidiary and the drugstore´s business in Perú amounting ThCh$3,468,109 and ThCh$9,010,753, respectively.

[3]

Acquisition of interest in Easy S.A. in 2016 (see Note 23.5) and capital contributions to CAT made in 2015 according to agreement with BNS in equal parts without affecting the owners’ interest (See Note 36)

[4]	Other cash inflows financing activities during 2015 includes results from the re-couponing of several derivative contracts designated as hedges. (See note 7.3)

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

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Chilean Electronic Stock Exchange and the Santiago Stock Exchange. The Company is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 10,333,001,434 to December 31, 2016.

During the year ended December 31, 2016, the Company employed an average of 139,093 employees, ending with a total number of 138,160 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, catering to the consumption needs of over 180 million customers.

Additionally, the Company operates other lines of business that complement the main retail operations, such as insurance brokerage, travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its capital stock among 2,862,536,947 shares of a single series whose main shareholders are the following:

Major shareholders as of December 31, 2016	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.043%
Inversiones Latadia Limitada	550,823,211	19.243%
Inversiones Tano Limitada	287,328,548	10.038%
Banco de Chile por cuenta de terceros	197,355,845	6.894%
Banco Itau por cuenta de inversionistas	157,660,854	5.508%
Fondo de Pensiones Provida B	75,326,810	2.632%
Horst Paulmann Kemna	70,336,573	2.457%
Banco Santander - JP Morgan	63,837,132	2.230%
Fondo de Pensiones Habitat C	59,963,690	2.095%
Fondo de Pensiones Capital C	48,811,913	1.705%
Fondo de Pensiones Cuprum C	45,676,632	1.596%
Fondo de Pensiones Provida B	43,323,908	1.514%
Other Shareholders	688,337,029	24.045%

Total	2,862,536,947	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of December 31, 2016	Interest
%
Inversiones Quinchamalí Limitada	20.043%
Inversiones Latadía Limitada	19.243%
Inversiones Tano Limitada	10.038%
Paulmann Kemna Horst	2.457%
Manfred Paulmann Koepfer	0.486%
Peter Paulmann Koepfer	0.492%
Heike Paulmann Koepfer	0.486%
Succession of Doña Helga Koepfer Schoebitz	0.113%
Inversiones Alpa Limitada	0.002%

Total	53.361%

The consolidated financial statements of Cencosud group corresponding to the year ended December 31, 2016, were approved by the Board of Directors in a session held on April 27, 2017.

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

The following revisions were made to prior period financial statements:

a)            The Company revised its consolidated statement of profit and loss and other comprehensive profit for the year ended December 31, 2015, to correct the amount related to income tax related to cash flow hedge, which was not appropriately presented. The revision resulted in the following:

	As previously reported December 31, 2015	Adjustment	As revised December 31, 2015

Cash flow hedge	4,491,679	(1,963,967)	2,527,712
Total items that may be reclassified to profit and loss	(486,217,599)	(1,963,967)	(488,181,566)
Income tax related to cash flow hedge	(2,834,315)	1,963,967	(870,348)
Total income tax that may be reclassified to profit and loss	(2,834,315)	1,963,967	(870,348)

The Company evaluated the materiality of these amounts quantitatively and qualitatively, and has concluded that the amounts described above were not material to its annual prior period financial statements or trends of financial results.

b)            The Company determined that in Notes 16.2 and 26 to the Consolidated Statements for the years ended December 31, 2015 and 2014 certain amounts related to the effects of deferred income tax expense were misclassified between Current income tax expense and deferred income tax expense.

There is no impact to the consolidated income tax expense. The Company has evaluated the effects of the revisions made and concluded that none are material to any of its previously issued annual Consolidated Financial Statements. Nevertheless, the Company has elected to revise the comparative periods mentioned above. For the years ended December 31, 2015 and 2014, these revisions are as follows:

Note 16.2

	For the year ended December 31,
	2015	2014
	ThCh$	ThCh$
Effects on statement of profit and loss as previously reported	97,487,598	(17,548,140)
Adjustment	(2,683,876)	(453,952)
Effects on statement of profit and loss as revised	94,803,722	(18,002,092)

Effects on statement of profit and loss from discontinued operations as previously reported	(2,683,876)	(12,026,969)
Adjustment	2,683,876	12,480,921 (*)
Effects on statement of profit and loss from discontinued operations as revised	—	453,952

(*) The reclassification of corresponding deferred income tax assets and liabilities to the discontinued operations line item is presented separately for an amount of (ThCh$12,026,969).

Note 26

	For the year ended December 31,
	2015	2014
	ThCh$	ThCh$
Total current income tax expense, net as previously reported	156,027,681	107,130,790
Adjustment	(2,683,876)	798,777
Total current income tax expense, net, as revised	153,343,805	107,929,567

Total deferred income tax expense, net, as previously reported	(97,487,598)	18,800,869
Adjustment	2,683,876	(798,777)
Total deferred income tax expense, net as revised	(94,803,722)	18,002,092

c)             Certain revisions have been made to correct amounts that were not properly presented in the notes to the consolidated financial statements. The Company determined that in Notes 25.5 and 25.6 to the consolidated financial statements certain amounts related to the effects of discontinued operations were not presented appropriately for the years ended December 31, 2015 and 2014.

There is no impact to the consolidated statement of profit and loss and other comprehensive profit. The Company has evaluated the effects of these errors within the notes to the consolidated financial statements and concluded that none are material to any of its previously issued annual Consolidated Financial Statements. Nevertheless, the Company has elected to revise the periods mentioned above. For the years ended December 31, 2015 and 2014, these revisions are as follows:

Note 25.5 Other operating income

	Discontinued operation 2015
Other operating income	As previously reported December 31, 2015	Adjustment	As revised December 31, 2015
	ThCh$	ThCh$	ThCh$
Other income	883,399	(1,319,849)	(436,450)

Note 25.6 Financial results

	Discontinued operation 2015
Other gains ( losses)	As previously reported December 31, 2015	Adjustment	As revised December 31, 2015
	ThCh$
Other finance income	862,350	(993,798)	(131,448)
Financial income	862,350	(993,798)	(131,448)

Bank loan expenses	(33,329)	66,658	33,329
Interest on bank loans	(5,195,830)	19,517,051	14,321,221
Financial Expenses	(5,229,159)	19,583,709	14,354,550

Results from UF indexed bonds in Chile	(38,046)	76,092	38,046
(Losses) gains from indexation	(38,046)	76,092	38,046

Bond debt USA and Peru	2,760,915	(5,521,830)	(2,760,915)
Exchange difference	2,760,915	(5,521,830)	(2,760,915)

Financial results total	(1,643,940)	13,144,173	11,500,233

Note 25.6 Financial results

	Discontinued operation 2014
Other gains ( losses)	As previously reported December 31, 2014	Adjustment	As revised December 31, 2014
			ThCh$
Other finance income	269,291	(528,911)	(259,620)
Financial income	269,291	(528,911)	(259,620)

Bank loan expenses	(98,788)	197,576	98,788
Interest on bank loans	(9,885,062)	48,738,828	38,853,766
Financial Expenses	(9,983,850)	48,936,404	38,952,554

Results from UF indexed bonds in Chile	(1,281,445)	6,251,377	4,969,932
(Losses) gains from indexation	(1,281,445)	6,251,377	4,969,932

Bond debt USA and Peru	(5,539,807)	24,738,486	19,198,679
Exchange difference	(5,539,807)	24,738,486	19,198,679

Financial results total	(16,535,811)	79,397,356	62,861,545

2.2          New and amended standards adopted by the group

(a) New standards, amendments and interpretations adopted by the Group from January 1, 2016.

Standard	Description

IFRS 11 — Acquisition of an interest in a joint operation	The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

IAS 16 — Property, Plant and Equipment	The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated.

IAS 1 — Presentation of Financial Statements	The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports.

IFRS 10 and IAS 28 — “Consolidated financial statements” and “Investments in associates and joint ventures”	These amendments clarify the application of the consolidation exception for investment entities and their subsidiaries.

Annual Improvements to IFRSs 2012—2014 Cycle issued on 25 September 2014.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

IFRS 7 Financial Instruments: Disclosures	Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

IAS 19 Employee Benefits

Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid (thus, the depth of the market for high quality corporate bonds should be assessed at currency level).

The adoption of these standards and amendments did not have have a material impact on the Group,

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

01-01-2018

IFRS 15 “Revenue from Contracts with Customers”	This standard defines a new model to recognize revenue from contracts with costumers.	01-01-2018

IFRS 16 “Leases”

Specifies how an IFRS reporter will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value

01-01-2019

IFRIC 22 — Foreign Currency Transactions and Advance Consideration	IFRIC 22 clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency.	01-01-2018

IAS 7 — Statement of Cash Flows	The amendments are intended to clarify IAS 7 to improve disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.	01-01-2017

IAS 12 — Income Taxes

The IASB had concluded that the diversity in practice around the recognition of a deferred tax asset that is related to a debt instrument measured at fair value is mainly attributable to uncertainty about the application of some of the principles in IAS 12. Therefore the amendments consist of some clarifying paragraphs and an illustrating example.

01-01-2017

IFRS 2 — Share-based Payment

The amendments to IFRS 2 clarify the classification and measurement of share-based payment transactions. The amendments address several requests that the IASB and the IFRS Interpretations Committee received and that the IASB decided to deal with in one combined narrow-scope project.

01-01-2018

IFRS 15 — Revenue from Contracts with Customers

The amendments in Clarifications to IFRS 15 ‘Revenue from Contracts with Customers’ address three of the five topics identified (identifying performance obligations, principal versus agent considerations, and licensing) and provide some

01-01-2018

Standard	Description	Application for annual periods beginning on or after:

transition relief for modified contracts and completed contracts. The IASB concluded that it was not necessary to amend IFRS 15 with respect to collectability or measuring non-cash consideration. In all its decisions, the IASB considered the need to balance helping entities with implementing IFRS 15 and not disrupting the implementation process.

IAS 40 — Investment Property

The amendment provides guidance on transfers to, or from, investment properties. More specifically, the question was whether a property under construction or development that was previously classified as inventory could be transferred to investment property when there was an evident change in use.

01-01-2018

IFRS 12 — Disclosure of Interests in Other Entities

The amendment clarifies the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10—B16, apply to an entity’s interests listed in paragraph 5 that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

01-01-2018

IAS 28 — Investments in Associates and Joint Ventures (2011)

The amendment clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organisation, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition

01-01-2018

IFRS 10 — Consolidated Financial Statements

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.

The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the extent of the other investor’s investors in the associate or joint venture. The amendments apply prospectively.

N/A**

** In December the IASB decided to defer the application date of this amendment until such time as the IASB has finalised its research project on the equity method.

These standards, amendments and interpretations are not expected to have a material impact on the Group, except for the following:

IFRS 9 - Financial Instruments

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

While the Group has not yet undertaken a detailed assessment of the classification and measurement of financial assets, debt instruments currently classified as available-for-sale (AFS) financial assets would appear to satisfy the conditions for classification as at fair value through other comprehensive income (FVOCI) and hence there will be no change to the recognition of such assets.

The other financial assets held by the Group mainly include:

•                  Mutual Fund Shares

•                  Derivatives (hedging and economical)

•                  Highly liquid financial instruments, and

•                  Financial investments long term

The Group does not expect the new guidance to have a significant impact on the classification and measurement of these financial assets.

There will be no impact on the Group’s recognition for financial liabilities, as the new requirements only affect the recognition for financial liabilities that are designated at fair value through profit or loss and the group does not have liabilities with such classification. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

The new hedge accounting rules will align the recognition for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. While the Group is yet to undertake a detailed assessment, it would appear that the Group’s current hedge relationships would qualify as accounting hedges upon the adoption of IFRS 9. Accordingly, the Group does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classifies at amortized cost, debt instruments measured at FVOCI, contracts under IFRS 15 Revenue from Contracts with costumers, lease receivables, loan commitments and certain financial guarantee contracts. While the Group has not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extend of the Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

IFRS 9 must be applied mandatorily for financial years commencing on or after January 1, 2018.

The Group does not intend to adopt IFRS 9 before its mandatory date. At this stage, the Group does not intend to adopt the standard before its effective date.

IFRS 15 - Revenue from Contracts with Costumers

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer.

The standard permits a full retrospective or modified retrospective approach for adoption.

Management is currently assessing the effects of applying the new standard on the Group’s financial statements and has identified the following areas that are likely to be affected:

•                  Accounting for the customers loyalty program — IFRS 15 requires that the total consideration received must be allocated to the points and goods based on relative stand-alone selling prices rather than based on the residual value method; this could result in different amounts being allocated to the goods sold and deffera in the recognition of a portion of the revenue, and

•                  GIFT CARD - IFRS 15 allows that when it is adequately established the rate of wastage from clients, over their separate total contractual rights (breakage), the variable consideration treatment is given and a portion of such right is recognized as revenue. This could lead to a recognition of revenue in advance.

IFRS 15 must be applied mandatorily for financial years commencing on January 1, 2018. The expected date of adoption by the Group is January 1, 2018. At this stage, the Group is not able to estimate the impact of this new standard on the Group’s financial statements, the Group will make a more detailed assessment of the impact over the next twelve months.

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the recognition of the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating leases commitments of Ch$ 1,755,184 million (see note 30). However, the Group has not yet determined to what extend these commitments will result in the recognition of an asset and liability for future payments and how this will affect the Group’s profit and classification of cash flows.

Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under the new IFRS 16 definitions.

IFRS 16 is mandatory for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

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

The Group’s interest in the gains or losses which occurred after the acquisition of its associates is charged to profit and loss, and its participation in the equity changes subsequent to the acquisition that do not correspond to profit and loss is allocated to the corresponding equity reserves (and is presented accordingly in the statement of other comprehensive profit).

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

2.4          Subsidiary entities

2.4.1                      Directly consolidated entities

The detail of the subsidiaries included in consolidation is as follows:

			Interest percentage
	Tax ID		12/31/2016			12/31/2015	12/31/2014
Country	Number	Company name	Direct	Indirect	Total	Total	Total
			%	%	%	%	%
Chile	81.201.000-K	Cencosud Retail S.A.	99.9620%	0.0004%	99.9624%	99.9609	99.9609
Chile	96.671.750-5	Easy Retail S.A.	99.5748%	0.3516%	99.9264%	99.5750	99.5750
Chile	76.568.660-1	Cencosud Administradora de Procesos S.A. (1)	0.0000%	0.0000%	0.0000%	100.0000	100.0000
Chile	96.978.180-8	Cencosud Internacional Ltda.	90.0800%	9.9200%	100.0000%	100.0000	99.9963
Chile	94.226.000-8	Cencosud Shopping Centers S.A.	99.99996%	0.0000%	99.99996%	99.99996	99.99996
Chile	78.410.310-2	Comercial Food And Fantasy Ltda.	90.0000%	0.0000%	90.0000%	90.0000	90.0000
Chile	76.433.310-1	Costanera Center S.A.	99.99996%	0.0000%	99.99996%	100.0000	99.9999
Chile	76.476.830-2	Cencosud Fidelidad S.A.	99.0000%	1.0000%	100.0000%	100.0000	100.0000
Chile	99.565.970-0	Banco Paris S.A.	98.8900%	1.1100%	100.0000%	100.0000	100.0000
Chile	83.123.700-7	Mercado Mayorista P y P Ltda.	90.0000%	0.0000%	90.0000%	90.0000	90.0000
China	Foreign	Cencosud (Shanghai) Trading CO, Ltda.	100.0000%	0.0000%	100.0000%	100.0000	100.0000
Chile	76.236.195-7	Cencosud Argentina SPA (2)	0.0000%	0.0000%	0.0000%	100.0000	100.0000

(1) On February 1, 2016, Easy S.A. (Absorbed Company) was merged with and into Easy Retail S.A.

(Absorbent Company), formerly known as Cencosud Administradora de Procesos S.A., latterly succeeding in all its rights and obligations.

(2) From January 1, 2016, Cencosud Argentina S.P.A. (Absorbed Society) was merged with and into Cencosud International Argentina S.P.A. (Absorbent Society), latterly succeeding in all the absorbed rights and obligations and acquiring all of its assets and liabilities. Cencosud Argentina S.P.A. was consequently dissolved.

2.4.2                                      Indirect consolidation entities

The financial statements of consolidated subsidiaries also include the following companies:

Country	Tax ID number	Company name
Chile	81.201.000-K	Cencosud Retail S.A.
Chile	76.062.794-1	Santa Isabel Administradora S.A.
Chile	77.301.910-K	Logística y Distribución Paris Ltda.
Chile	77.312.480-9	Administradora de Servicios Cencosud Ltda.
Chile	99.586.230-1	Hotel Costanera S.A.
Chile	79.829.500-4	Eurofashion Ltda.
Chile	76.166.801-3	Administradora TMO S.A.
Chile	76.168.900-2	Meldar Capacitación Ltda.
Chile	77.779.000-5	Paris Administradora Ltda.
Chile	96.989.640-0	MegaJohnson’s Viña del Mar S.A.
Chile	96.988.700-2	Johnson Administradora Ltda.
Chile	76.398.410-9	American Fashion SPA
Chile	76.568.660-1	Easy Retail S.A.
Chile	94.226.000-8	Cencosud Shopping Centers S.A.
Chile	88.235.500-4	Sociedad Comercial de Tiendas S.A.
Chile	84.658.300-9	Inmobiliaria Bilbao Ltda.
Chile	78.409.990-8	ACC Alto las Condes Ltda.
Chile	76.433.310-1	Costanera Center S.A.
Chile	96.732.790-5	Inmobiliaria Santa Isabel S.A.
Chile	76.203.299-6	Comercializadora Costanera Center S.P.A.
Chile	99.565.970-0	Banco Paris S.A.
Chile	96.978.180-8	Cencosud Internacional Ltda.
Chile	76.258.309-7	Cencosud Internacional Argentina S.P.A.
Argentina	Foreign	Cencosud S.A.(Argentina)
Argentina	Foreign	Unicenter S.A.
Argentina	Foreign	Jumbo Retail Argentina S.A.
Argentina	Foreign	Agrojumbo S.A.
Argentina	Foreign	Blaisten S.A.
Argentina	Foreign	Cavas y Viñas El Acequion S.A.
Argentina	Foreign	Agropecuaria Anjullón S.A.
Argentina	Foreign	Corminas S.A.
Argentina	Foreign	Invor S.A.
Argentina	Foreign	Pacuy S.A.
Argentina	Foreign	Supermercados Davi S.A.
Uruguay	Foreign	SUDCO Servicios Regionales S.A.
Colombia	Foreign	Cencosud Colombia S.A.
Brazil	Foreign	Cencosud Brasil Comercial Ltda.
Brazil	Foreign	Mercantil Rodrigues Comercial Ltda.
Brazil	Foreign	Perini Comercial de Alimentos Ltda.
Peru	Foreign	Cencosud Perú S.A.
Peru	Foreign	Loyalty Perú SAC
Peru	Foreign	Almacenes Metro S.A.
Peru	Foreign	Cencosud Retail Perú S.A.
Peru	Foreign	Tres Palmeras S.A.
Peru	Foreign	Las Hadas Inversionistas S.A.
Peru	Foreign	Cinco Robles SAC.
Peru	Foreign	ISMB Supermercados S.A.
Peru	Foreign	Travel International Partners Perú S.A.
Peru	Foreign	Banco Cencosud S.A.

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

Exchange rates

The assets and liabilities held in foreign currency and those set in UF (indexation unit), are presented at the following exchange rates and closing values:

Date	Ch$/US$	$Ch/Uf	$Ch/$ Ar$	$Ch/ Colombian$	$Ch/ Peruvian nuevo sol	$Ch/ Brazilian real	$CL/ Chinese yuan
12-31-2016	669.47	26,347.98	42.28	0.22	199.69	205.82	96.13
12-31-2015	710.16	25,629.09	54.75	0.22	208.25	178.31	108.11
12-31-2014	606.75	24,627.10	70.97	0.25	202.93	228.27	97.59

Group entities

The results and financial position of all the entities of the Group (none is in a hyperinflationary economy), that have a functional currency different than the presentation currency, are translated to the presentation currency as follows:

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

The Group owns shopping centers in which it keeps its own stores and stores leased to third parties. In these cases, only the portion leased to third parties is considered investment property, recognizing its own stores as property, plant and equipment in the financial statements.

Transfers to, or from, investment property are made when there is a change in use. For a transfer from investment property to owner-occupied property or inventories, the property’s deemed cost will be considered its fair value at the date of the change in use.  If an owner-occupied property becomes an investment property, the Company will apply its property plant and equipment accounting policies up to the date of change in use and will recognize any difference between the carrying amount of the property and its fair value at that date as a reserve in other comprehensive income, in the same way as a revaluation is recognized in accordance with IAS 16.

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

Investment income, earned on the temporary investment related to specific borrowings pending their expenditures on qualifying assets, is deducted from the borrowing costs eligible for capitalization.

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

To test if the assets have experienced an impairment of value, the Group compares the book value of the assets with their recoverable amount and recognizes an impairment loss for the excess of the book value over its recoverable amount.

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

Trade receivables are financial assets other than financial derivative instruments, with fixed payments or with established amounts that are not traded in the financial market. They are included within current assets, with the exception of those maturing in more than twelve months from the closing date of the financial statements, in which case, they are classified as non-current assets.

Account receivables originated by the Company with a maturity in excess of 90 days are measured at their “amortized cost” by recognizing the accrued interest based on the effective interest rate (IRR) in profit and loss.

Amortized cost means the initial cash outflow or inflow of a financial asset or liability                   less repayments of principal and the cumulative amortization of any transaction fees or costs not recognized in net income in the period of acquisition based on the effective interest rate, considering the potential reductions due to impairment or payment default.

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

2.12.4                               Impairment loss on the value of financial assets

The Group assesses at each reporting date if there is objective evidence that a financial asset or a group of financial assets may have suffered losses by impairment accounting. A financial asset or a group of financial assets is impaired, and incurred a loss for impairment, if there is evidence objective of an impairment as a result of one or more events that occurred after the initial recognition of the asset, and that event (or events) that causes of loss makes an impact on the estimated future cash flows of the financial asset or group of financial assets that can be estimated reliably.

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

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be attributed objectively to an event that occurred after the impairment has been recognized (such as an improvement in the creditworthiness of the debtor), the reversal of previously recognized impairment is recognized in the consolidated statement of profit and loss.

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

The method to recognize a gain or loss resulting from each valuation will depend on whether the derivative is designated as a hedge or not, and on the nature of the inherent risk of the hedged party. The Group designates certain derivatives as: (i) fair value hedge of assets and liabilities recorded in the statements of financial position or; (ii) hedge of asset and liability cash flows recorded in the statements of financial position as highly probable transactions.

The Group documents at the inception of the transaction the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedging transactions. The Company also documents their evaluation, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions, are highly offsetting changes in fair values or cash flows of the hedged items. A hedge is considered effective when changes in the fair value or cash flows of the underlying item directly attributable to the risk hedged are offset with the changes in fair value or in the cash flow of the hedging instrument with effectiveness between 80%, to 125%.

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

The gain or loss related to the ineffective portion is also recorded immediately in the statement of income depending on the nature of the hedged item within the non-operating items; for those hedges related to foreign exchange exposures, as “exchange difference”; and for those hedges related to interest rate exposures, as “interest expense”. The changes in the fair value of the loans at a fixed rate that can be related to the interest rate risk are recorded in the statement of income under “financial expenses.”

If the hedge ceases to comply with the requirements to be recorded following the hedge accounting guidance, the adjustment in the book value of the hedged party for which the effective rate method is being used will be amortized in income over the remaining period until its maturity.

2.13.2                               Cash flows hedges

The effective portions of the changes in the fair value of derivatives that have been designated and qualify as cash flows hedges are recorded in net equity through other comprehensive income. The gain or loss related to the ineffective portion is recorded immediately in the statement of profit and loss as non-operating items; for those hedges related to foreign exchange exposures, as of “exchange difference”; and for those hedges related to interest rate exposures, as “interest expense”, depending on the nature of the hedged item.

The accumulated amounts in net equity are included in the statement of income in the periods in which the hedged parties impact the the statement of profit and loss, having in consideration the nature of the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income, presented under non-operating items of “exchange difference” and “interest expense” depending on the nature of the hedged item.

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

The financial liabilities are derecognized when the obligation is cancelled, liquidated or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is accounted by derecognizing the original liability and recognizing the new liability, and the difference in the respective carrying amounts is recognized in the statement of profit and loss

2.17                         Trade payables and other payables.

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

The Group’s net obligation in respect of defined benefit plan is calculated separately for each plan by estimating the amount of the future benefit that the employees have earned in the current and prior periods, discounting that amount at present value and deducting the fair value of any plan assets.

The calculation of defined benefit obligation is performed annually using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any refund from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

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

2.23                         Current and deferred income taxes.

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

The incremental costs that can be directly allocated to the issuance of new shares are presented as a reduction to paid-in-capital, net of income taxes.

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

At each year end, the Company reviews the estimations of the number of options that can be exercised. Once the options are exercised, the Company will decide if new compensation payments in shares will be issued.

2.27                        Non-current assets classified as held for sale.

Non current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and the sale is considered highly probable. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except forinvestment properties, financials instruments and others that are carried at fair value. An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less cost to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset ( or disposal group), but  not in excess of any cumulative impairment loss  previously recognized. A gain or loss not previously recognized by the date of the sale of the non current asset (or disposal group) is recognized at the date of recognition. Non-current assets (including those that are part of disposal group) are not depreciated or amortized while they are classified as held for sale.

Non current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

2.28                        Discontinued operations.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations, net of tax, are presented separately in the statement of profit and loss. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “restate” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

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

2.33                        Change in accounting policies

The Company assess accounting policies frequently, and decide to change any of the adopted standards only if the change: (i) is required by a recently issued IFRS ; or (ii) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity’s financial position, financial performance, or cash flows.

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

As of December 31, 2016, and 2015 the Company classifies its financial instruments as follows:

Table 1-1. Classification of financial instruments.

December 2016

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (disclosure)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	—	—	189,960,780
	Derivatives	Forward	6	—	—	1,398,557
	Other financial instruments	High liquid financial instruments	6	—	—	28,629,285
		Financial investments-long term	6	—	—	240,874
Loans and trade receivables, net	Cash and equivalents	Cash balances	5	52,646,980	52,646,980	—
		Bank balances	5	135,282,148	135,282,148	—
		Short-term deposits	5	87,289,875	87,289,875	—
		Trade receivables, net	8	879,033,383	899,487,360	—
	Receivables from related entities	Receivables from related parties, current	9	28,988,176	28,988,176	—
Financial liabilities and payables	Bank loans (1)	Current	17	215,393,417	212,407,148	—
		Non-Current	17	206,299,337	207,098,796	—
	Bond debt (1)	Current	17	127,530,284	126,048,238	—
		Non-Current	17	2,618,875,407	2,686,390,744	—
	Other loans (leases)	Current	17	2,713,893	2,713,893	—
		Non-Current	17	19,256,643	19,256,643	—
	Deposits and saving accounts	Current	17	56,128,948	56,128,948	—
		Non-Current	17	45,030,033	45,030,033	—
	Debt purchase Subsidiaries	Non-Current		1,722,769	1,722,769	—
	Other financial liabilities—other	Current	17	2,091,081	2,091,081	—
	Trade payables	Current	18	1,726,983,368	1,726,983,368	—
		Non-Current	18	191,397	191,397	—
	Withholding taxes	Current	18	199,863,684	199,863,684	—
		Non-Current	18	4,612,328	4,612,328	—
	Payables to related parties, current	Current	9	18,722,919	18,722,919	—
Hedges	Hedging derivatives	Hedging derivatives liabilities	6 and 17	—	—	16,592,870

		Hedging derivatives assets	6 and 17	—	—	287,119,800

(1)         The fair value has been determined using discounted cash flows valuation models. Meaningful inputs include the discount rate used to reflect the credit risk associated with Cencosud SA, these inputs are categorized at level II, within the fair value hierarchy.

December 2015

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (disclosure)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	—	—	181,562,472
	Derivatives	Forward	6	—	—	1,873,528
	Other financial instruments	High liquid inancial investments	6	—	—	71,414,725
		Financial investments — long term	6	—	—	185,549
Loans and trade receivables, net	Cash and equivalents	Cash balances	5	41,943,295	41,943,295	—
		Bank balances	5	189,062,850	189,062,850	—
		Short-term deposits	5	37,268,981	37,268,981	—
	Receivables	Receivables due from Bretas	6	2,625,340	2,625,340	—
		Trade receivables, net	8	850,836,235	872,665,225	—
	Receivables from related entities	Receivables from related parties, current	9	14,851,194	14,851,194	—
Financial liabilities and payables	Bank loans (1)	Current	17	193,821,962	190,870,451	—
		Non-Current	17	269,733,099	270,497,907	—
	Bond debt (1)	Current	17	61,488,514	60,155,615	—
		Non-Current	17	2,586,966,437	2,634,404,575	—
	Other loans (leases)	Current	17	3,025,088	3,025,088	—
		Non-Current	17	29,524,500	29,524,500	—
	Deposits and saving accounts	Current	17	94,067,332	94,067,332	—
		Non-Current	17	23,601,397	23,601,397	—
	Debt purchase Subsidiaries	Current	17	1,388,767	1,388,767	—
		Non-Current		4,889,206	4,889,206	—
	Letters of credit	Non-Current	17	8,235,348	8,235,348	—
	Other financial liabilities—other	Current	17	2,323,419	2,323,419	—
	Trade payables	Current	18	1,622,571,864	1,622,571,864	—
		Non-Current	18	571,936	571,936	—
	Withholding taxes	Current	18	233,952,931	233,952,931	—
		Non-Current	18	3,931,055	3,931,055	—
	Payables to related parties, current	Current	9	29,196,949	29,196,949	—
Hedges	Hedging derivatives	Hedging derivatives lliabilities	17	—	—	1,146,350
		Hedging derivatives assets	6	—	—	418,721,697

(1)         The fair value has been determined using discounted cash flows valuation models. Meaningful inputs include the discount rate used to reflect the credit risk associated with Cencosud SA, these inputs are categorized at level II, within the fair value hierarchy.

3.1.2.                                   General criteria.

The Company maintains instruments classified at fair value through profit and loss for trading and risk management (derivative instruments not classified as cash flow or fair value hedges purposes). This category is comprised of investments in mutual funds, high liquid financial instrumentsand derivatives.

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

Financial instruments that have been accounted for at fair value in the statement of financial position as of December 31, 2016 have been measured using the methodologies as set forth in IAS 39. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.”

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

•                  The fair value of forward foreign exchange contracts is determined as the present value of forward exchange rates at the balance sheet date;

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

In 2016, the Group has no financial instruments categorized at level III, however, the procedures above mentioned are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial assets and current and non-current non-financial assets, see note 4.

The table below presents the percentage of financial instruments, valued under each method, compared to their total value.

Table 1-4. Valuation methodologies.

December 2016

				Valuation method
Classification	Group	Type	Note	Value	Level I	Level II	Level III	Amortized cost
				ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	189,960,780	100%	—	—	—
	Derivatives	Forward	6	1,398,557	—	100%	—	—
	Other financial Instrument	Highly liquid financial instruments	6	28,629,285	100%	—	—	—
		Financial investments — long term	6	240,874	100%	—	—	—
Loans and trade receivables, net	Cash and cash equivalents	Cash balances	5	52,646,980	—	—	—	100%
		Bank balances	5	135,282,148	—	—	—	100%
		Short-term deposits	5	87,289,875	—	—	—	100%
		Trade receivables, net	8	879,033,383	—	—	—	100%
	Receivables from related parties	Related parties, current	9	28,988,176	—	—	—	100%
Financial liabilities and payables	Bank loans	Current	17	215,393,417	—	—	—	100%
		Non-Current	17	206,299,337		0.1%	—	99.9%
	Bonds payable	Current	17	127,530,284	—	—	—	100.0%
		Non-Current	17	2,618,875,407		0.3%	—	99.7%
	Other loans (lease)	Current	17	2,713,893	—	—	—	100%
		Non-Current	17	19,256,643	—	—	—	100%
	Deposits and saving accounts	Current	17	56,128,948	—	—	—	100%
		Non-Current	17	45,030,033	—	—	—	100%
	Debt purchase affiliates	Non-Current	17	1,722,769	—	—	—	100%
	Other financial liabilities	Current	17	2,091,081	—	—	—	100%
	Trade payables	Current	18	1,726,983,368	—	—	—	100%
		Non-Current	18	191,397	—	—	—	100%
	Withholding taxes	Current	18	199,863,684	—	—	—	100%
		Non-Current	18	4,612,328	—	—	—	100%
	Payables to related	Current	9	18,722,919	—	—	—	100%

				Valuation method
Classification	Group	Type	Note	Value	Level I	Level II	Level III	Amortized cost
				ThCh$	%	%	%	%
	parties
Hedges	Hedging derivatives	Hedging derivatives liabilities	17	16,592,870	—	100%	—	—

		Hedging derivatives assets	6	287,119,800	—	100%	—	—

December 2015

				Valuation method
Classification	Group	Type	Note	Value	Level I	Level II	Level III	Amortized cost
				ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	181,562,472	100%	—	—	—
	Derivatives	Forward	6	1,873,528	—	100%	—	—
	Other financial Instrument	Highly liquid financial instruments	6	71,414,725	100%	—	—	—
		financial investments — long term	6	185,549	100%	—	—	—
Loans and trade Receivables, net	Cash and cash equivalents	Cash balances	5	41,943,295	—	—	—	100%
		Bank balances	5	189,062,850	—	—	—	100%
		Short-term deposits	5	37,268,981	—	—	—	100%
	Receivables	Receivables due from Bretas	6	2,625,340	—	—	—	100%
		Trade receivables, net	8	850,836,235	—	—	—	100%
	Receivables from related parties	Related parties, current	9	14,851,194	—	—	—	100%
Financial liabilities and payables	Bank loans	Current	17	193,821,962	—	—	—	100%
		Non-Current	17	269,733,099		0.1%	—	99.9%
	Bonds payable	Current	17	61,488,514	—	—	—	100%
		Non-Current	17	2,586,966,437		0.4%	—	99.6%
	Other loans (lease)	Current	17	3,025,088	—	—	—	100%
		Non-Current	17	29,524,500	—	—	—	100%
	Deposits and saving accounts	Current	17	94,067,332	—	—	—	100%
		Non-Current	17	23,601,397	—	—	—	100%
	Debt purchase affiliates	Current	17	1,388,767	—	—	—	100%
		Non-Current	17	4,889,206	—	—	—	100%
	Letters of credit	Non-Current	17	8,235,348	—	—	—	100%
	Other financial liabilities	Current	17	2,323,419	—	—	—	100%
	Trade payables	Current	18	1,622,571,864	—	—	—	100%
		Non-Current	18	571,936	—	—	—	100%
	Withholding taxes	Current	18	233,952,931	—	—	—	100%
		Non-Current	18	3,931,055	—	—	—	100%
	Payables to related parties	Current	9	29,196,949	—	—	—	100%
Hedges	Hedging derivatives	Hedging derivatives liability	17	1,146,350	—	100%	—	—
		Hedging derivatives assets	6	418,721,697	—	100%	—	—

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

In addition, the fair value for informational purposes (Table 1-1) has been estimated for those instruments accounted for at amortized cost. For instruments maturing in less than one year, the Company has determined that the fair value does not differ significantly from the book value presented. The criteria adopted is applied to balances maintained in cash and cash equivalents, trade and other payables and the current portion of bank loans and bonds payable.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of December 31, 2016, there have been no transfers between level I and II, or transfers out of level III to another level of fair value.

3.1.5 Master netting or similar agreements

The Group does not have any hedged positions that qualify for netting mostly due to; (a) the hedge activities that the Group uses mostly relate to financial liabilities such as bank obligations and bonds, and (b) the position of the fair value of these derivatives contracts, hedging interest rate and exchange rates fluctuations, were favorable and thus presented as a assets as of December 31, 2016 and 2015.

3.1.6.                                   Particular effects on equity accounts.

As of December 31, 2016, the Company presents an amount deducted from the equity corresponding to the effect of applying special hedge accounting for those derivative financial instruments that have been classified as cash flow hedges, namely derivative contracts (Cross Currency Swap) as follows:

Hedged Instrument	Hedged currency	Hedged amount	Maturity
		(MM Ch$)
Incabond bond	PEN	280,000	2018
144A bond	USD	635,000	2021
144A bond	USD	1,200,000	2023
144A bond	USD	150,000	2025
Scotiabank loan	USD	33,333	2017
Rabobank loan	USD	30,000	2018
Rabobank loan	USD	50,000	2020
Mizuho loan	USD	41,667	2019
Sumitomo loan	USD	50,000	2019

All Cencosud’s  contractual counterparties of “Derivatives” are internationally assessed by rating agencies with “A” grade or superior.

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

Although the Company holds positions in financial instruments as part of its overall financial risk management strategy, only the following derivative instruments have been classified as accounting hedges:

Table 1-10. Hedges.

2016

		Hedge subject			Book	Hedging instrument		Fair
Hedge type	Risk	classification	Group	Type	value	Group	Type	value	Note
					(ThCh$)			(ThCh$)

Fair value	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	7,233,863	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	113,934,978	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	4,950,198	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	2,617,937	6
Fair value	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond – 2	—	Derivate	Cross currency swap	15,065,227	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond – 2	—	Derivate	Cross currency swap	137,504,727	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	(43,621)	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Mizuho Credit	—	Derivate	Cross currency swap	400,645	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Sumitomo Credit	—	Derivate	Cross currency swap	5,455,846	6

						Sub—total derivative		287,119,800

Fair value	Interest rate and exchange rate	Financial Liability	Bank obligations	HSBC Bank	—	Derivate	Cross currency swap	(263,247)	17
Fair value	Interest rate and exchange rate	Financial Liability	Bank obligations	Itau Bank	—	Derivate	Cross currency swap	(1,404,461)	17
Fair value	Interest rate and exchange rate	Financial Liability	Bank obligations	Bank of America	—	Derivate	Cross currency swap	(1,410,834)	17
Cash flow	Interest rate and exchange rate	Financial Liability	Bank obligations	US Bond 3	—	Derivate	Cross currency swap	(6,251,288)	17
Cash flow	Interest rate and exchange rate	Financial Liability	Bank obligations	US Bond 3	—	Derivate	Cross currency swap	(3,115,194)	17
Cash flow	Interest rate and exchange rate	Financial Liability	Bank obligations	Incabond	—	Derivate	Cross currency swap	(4,147,846)	17

						Sub—total derivative		(16,592,870)

2015

		Hedge subject			Book	Hedging instrument		Fair
Hedge type	Risk	classification	Group	Type	value	Group	Type	value	Note
					(ThCh$)			(ThCh$)

Fair value	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	9,453,659	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	155,091,817	6
Cash flow	Interest	Financial Asset	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	8,886,287	6

		Hedge subject			Book	Hedging instrument		Fair
Hedge type	Risk	classification	Group	Type	value	Group	Type	value	Note
					(ThCh$)			(ThCh$)

	rate and exchange rate
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	8,221,251	6
Fair value	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond — 2	—	Derivate	Cross currency swap	27,221,902	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond — 2	—	Derivate	Cross currency swap	196,025,382	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	2,871,461	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Mizuho Credit	—	Derivate	Cross currency swap	2,950,408	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Sumitomo Credit	—	Derivate	Cross currency swap	7,999,530	6

						Sub—total derivative		418,721,697

Cash flow	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(58,029)	17
Cash flow	Interest rate and exchange rate	Financial liability	Bonds payable	Incabond 1	—	Derivate	Cross currency swap	(1,088,321)	17

						Sub—total derivative		(1,146,350)

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

3.2.1.1.                         Exposure:

The following table presents, as of December 31, 2016 and 2015, the amount in the financial asset category that best represents maximum exposure to credit risk without considering guarantees or credit enhancements.

Table 2-1-1. Exposure to credit risk by financial asset category.

As of December 31, 2016

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through profit or loss	Mutual funds	Mutual funds shares	6	189,960,780
	Derivatives	Forward	6	1,398,557
	Other financial instruments	Highly liquid financial investments	6	28,629,285
		Financial investments — long term	6	240,874
Loans and trade receivables net	Cash and cash equivalents	Cash balances	5	52,646,980
		Bank balances	5	135,282,148
		Short-term deposits	5	87,289,875
	Receivables	Trade receivables net, current and not current	8	879,033,383
		Related parties, current	9	28,988,176
	Derivatives	Hedge derivatives	6	287,119,800

As of December 31, 2015

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through profit or loss	Mutual funds	Mutual funds shares	6	181,562,472
	Derivatives	Forward	6	1,873,528
	Other financial instruments	Highly liquid financial investments	6	71,414,725
		Financial investments —long term	6	185,549
Loans and trade receivables net	Cash and cash equivalents	Cash balances	5	41,943,295
		Bank balances	5	189,062,850
		Short-term deposits	5	37,268,981
	Receivables	Receivables due from Bretas	6	2,625,340
		Trade receivables net, current and not current	8	850,836,235
		Related parties, current	9	14,851,194
	Derivatives	Hedge derivatives	9	418,721,697

Credit risk exposure is primarily concentrated in i) trade receivables; and ii) credit card operations, which complements the integral products portfolio delivered by the company (see note 8).

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

Table 2-1-2. Diversification of counterparties.

As of December 31, 2016

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit and loss	Mutual funds	Mutual funds	Domestic banks	45.37%
			Foreign banks	54.63%
	Other financial instruments	Highly liquid financial instruments	Domestic banks	100.00%
			Foreign banks	0.00%
		Financial investmentss — long tem	Domestic banks	100.00%
			Foreign banks	0.00%
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	30.74%
			Foreign banks	69.26%
		Bank balances	Domestic banks	37.69%
			Foreign banks	62.31%
		Short- term deposits	Domestic banks	56.60%
			Foreign banks	43.40%
	Receivables from related parties	Related parties, current	Non-financial institutions	100.00%
Hedges	Derivatives	Hedge assets	Domestic banks	100.00%
			Foreign banks	0.00%

As of December 31, 2015

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit and loss	Mutual funds	Mutual funds	Domestic banks	75.93
			Foreign banks	24.07
	Derivatives	Forward	Domestic banks	100.00
			Foreign banks	0.00
	Other financial instruments	Highly liquid financial instruments	Domestic banks	100.00
			Foreign banks	0.00
		Financial investments — long term	Domestic banks	0.00
			Foreign banks	100.00
Loans and trade receivables	Cash and cash equivalents	Cash balances	Domestic banks	27.39
			Foreign banks	72.61
		Bank balances	Domestic banks	70.90
			Foreign banks	29.10
		Short- term deposits	Domestic banks	2.83
			Foreign banks	97.17
	Receivables	Trade receivables, gross	Non-financial institutions	100.00
	Receivables from related parties	Related parties,	Non-financial institutions	100.00
Hedges	Derivatives	Hedging assets	Domestic banks	100.00
			Foreign banks	0.00

Non-financial institutions are mainly composed of: i) receivables from other companies. (See note 8); and ii) credit cards’ clients, which are classified and evaluated following the credit policies established in every market where the Company operates this activity.

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

As part of its credit risk management activities, the Company constantly monitors the credit quality of counterparties for financial assets that are not in default or impaired. The following table details the credit quality by financial entity of the Company’s investments:

As of December 31, 2016

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	Scotiabank	11,822,000	AA	Stable
	Bank Chile	11,562,000	AA+	Stable
	BBVA	11,822,000	AA+	Stable
	Santander	10,019,335	AA+	Stable
	J.P. Morgan	17,078,336	A+	Stable
	Estado	11,822,000	AA	Stable
	Security	12,062,000	AA-	Stable
Mutual funds	Foreign banks	103,773,109	(*)	Stable
Financial instruments	Bonds - Central bank of Chile	28,629,285	AAA	Stable
Derivatives	Hedging assets	287,119,800	—	Stable
Derivatives	Non-hedging derivative assets	1,398,557	—	Stable

As of December 31, 2015

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	J.P. Morgan	136,817,355	A+	Stable
	Foreign banks	44,745,117	(*)	Stable
Financial instruments	Bonds - Central bank of Chile	71,414,725	AAA	Stable
Derivatives — Hedging	Domestic banks	418,721,697	—	Stable
Derivatives — Financial	Domestic banks	1,873,528	—	Stable

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

3.2.1.6.                         Credit Risk from credit card business.

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

3.2.1.6.1                  Business definition.

The financial business is defined as one more element of Cencosud’s offering value, which complements the comprehensive product and service offerings the Company provides through each of its retail business units and is aimed at building long-term relationships with our customers.

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

3.2.1.6.2. Risk Model

Foundations:

The Risk Management Model is tightly linked to the large-scale and fragmented nature of the retail cardholder portfolio with a very large volume of cardholders (more than 5,000,000 in the region) and average debt per cardholder of around US$ 550.

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

As of December 31, 2016 and 2015, the Company presents the following maturities for its liability financial instruments:

Table 2-2-1. Maturity analysis.

As of December 31, 2016

		Maturity
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	More than 5 years	Total liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities current and non-current	Total liabilities	2,199,451,318	254,362,851	355,031,048	301,084,302	820,262,331	2,701,361,908	6,631,553,758
	Bank loans	131,990,706	91,520,822	36,893,572	151,395,750	33,609,573	—	445,410,423
	Bond debt	120,459,976	99,202,603	251,061,962	146,707,352	783,879,425	2,689,351,058	4,090,662,376
	Other loans	291,268	2,422,625	3,077,510	2,981,200	2,773,333	12,010,850	23,556,786
	Other financial liabilities (Cross Currency Swaps—Interest Rate Swaps)	—	4,151,393	12,441,477	—	—	—	16,592,870
	Term deposits	—	56,113,724	45,030,033	—	—	—	101,143,757
	Debt purchase of subsidiaries	—	—	1,722,769	—	—	—	1,722,769
	Other financial liabilities (other)	2,091,081	—	—	—	—	—	2,091,081
Other trade liabilities	Trade payables and other payables and liabilities	1,925,895,368	951,684	4,803,725	—	—	—	1,931,650,777
	Related parties debts	18,722,919	—	—	—	—	—	18,722,919

As of December 31, 2015

		Maturity
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	More than 5 years	Total liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities current and non-current	Total liabilities	2,159,926,715	181,386,938	300,529,851	297,961,977	457,742,494	3,236,955,573	6,634,503,548
	Bank loans	102,951,065	99,701,856	83,159,226	40,185,843	161,716,098	8,762,694	496,476,782
	Bond debt	77,074,337	72,809,646	173,605,935	250,165,276	291,432,459	3,205,226,940	4,070,314,593
	Other loans	208,345	2,816,743	4,861,705	4,811,000	4,287,574	19,850,907	36,836,274
	Other financial liabilities (Cross Currency Swaps—Interest Rate Swaps)	—	58,029	1,088,321	—	—	—	1,146,350
	Deposits and other demand deposits	86,275,083	3,515,945	23,601,397	—	—	—	113,392,425
		451,312	—	—	—	—	—	451,312
		—	—	8,074,123	935,572	306,363	3,115,032	12,431,090
		4,628,595	—	—	—	—	—	4,628,595
	Debt purchase of subsidiaries	1,388,767	1,388,767	1,636,153	1,864,286	—	—	6,277,973
		2,323,419	—	—	—	—	—	2,323,419
Commercial loans	Trade payables and other payables and non-current liabilities	1,855,428,843	1,095,952	4,502,991	—	—	—	1,861,027,786
	Payables to related parties	29,196,949	—	—	—	—	—	29,196,949

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

As of December 31, 2016, the Company has available unused lines of credit for approximately ThCh$ 612,235,347 (ThCh$ 466,587,164 as of December 31, 2015).

As of December 31, 2016, the company held unused line of credits as a result of Confirming operations by ThCh$ 150,506,973 (ThCh$ 144,121,845 as of December 31, 2015) which held the original maturities agreed with the supplier. Such operations are presented in the line trade accounts payables.

Confirming operations that consider a longer term of payment with the bank that the original payment deadline set by the Company and its suppliers in the trade agreement amounted, in the portion corresponding to the longest period of payment as of December 31, 2016 to ThCh$ 2,091,081 (ThCh$ 2,323,419 as of December 31, 2015) in Peru. These operations are presented under “Other financial liabilities” (see note 17)

These operations are monitored on a regular basis so that these exposures do not adversely affect the consolidated financial ratios according to corporate policies with the final purpose of ensuring that the liquidity ratio and short term debt are within the parameters set up by management.

3.2.1.8.                         Market risk.

The Company is exposed to market risk, which involves variations in interest and exchange rates that may affect its financial position, operating results and cash flows. The Company’s hedge policy calls for a periodic review of its exposure to interest and exchange rate risk for its main assets and obligations.

3.2.1.8.1.               Interest rate risk.

As of December 31, 2016, approximately 76.41% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rate. The remaining 23.59% was at floating interest rates including derivatives. Within the variable rate debt liabilities, approximately 98.31% is indexed to local interest rates (either as originally denominated or by re-denominating it with derivatives).

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

As of and for December 31, 2016

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on profit and loss
				%	(ThCh$)
Net liability	Ch$	39,754,050,000	TAB NOM 90	(36.28)	148,208
				39.62	(161,835)
Net liability	Ch$	34,819,697,369	TAB NOM 180	(33.33)	120,708
				36.36	(131,682)
Net liability	Ch$	338,687,230,000	CAM	(39.21)	1,161,661
				38.89	(1,152,188)
Net liability	BR$	375,208,879	CDI	(12.95)	306,981
				12.90	(305,657)
Net liability	Co$	—	FTD	(17.17)	—
				12.00	—

As of and for December 31, 2015

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on profit and loss
				%	(ThCh$)
Net liability	Ch$	39,754,050,000	TAB NOM 90	(40.30)	179,417
				40.91	(182,146)
Net liability	Ch$	34,819,697,369	TAB NOM 180	(34.94)	119,834
				38.20	(131,021)
Net liability	Ch$	406,469,230,000	CAM	(41.77)	1,332,677
				39.79	(1,269,363)
Net liability	BR$	305,956,978	CDI	(14.52)	256,586
				12.90	(227,944)

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

3.2.1.8.2.               Foreign exchange rate risk.

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (83.4%) is denominated in local currency. As of December 31, 2016, approximately 76.41% of the debt in U.S. dollars was hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

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

As of and for December 31, 2016

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on profit and loss
					%		(ThCh$)
Net liability	USD	787,407,477	USD-CLP	669.47	(8.64)%	611.66	45,519,917
					9.86%	735.46	(51,959,814)
Net liability	ARG	2,683,826,384	ARS-CLP	42.26	(17.26)%	34.97	19,572,033
					11.00%	46.91	(12,479,583)
Net liability	UF	22,264,770	CLF-CLP	26,347.13	(0.467)%	26,224.00	2,741,368
					2.292%	26,951.09	(13,446,952)
Net liability	COP	6,305,004,476	COP-CLP	0.22	(10.366)%	0.20	146,012
					9.3377%	0.24	(131,517)
Net liability	PEN	131,912,445	PEN-CLP	199.79	(7.957)%	183.89	2,097,011
					9.226%	218.22	(2,431,446)
Net liability	BRL	371,262,861	BRL-CLP	206.13	(11.958)%	181.48	9,151,527
					11.065%	228.94	(8,467,668)

As of and for December 31, 2015

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on profit and loss
					%		(ThCh$)
Net liability	USD	1,388,843,062	USD-CLP	710.16	(8.76)%	647.97	86,375,317
					10.22%	782.76	(100,826,078)
Net liability	ARG	447,185,623	ARS-CLP	54.80	(14.53)%	46.84	3,560,441
					11.17%	60.92	(2,736,182)
Net liability	UF	18,080,089	CLF-CLP	25,629.09	(0.484)%	25,505.07	2,242,293
					2.380%	26,239.04	(11,028,017)
Net liability	COP	4,352,231,183	COP-CLP	0.22	(10.505)%	0.20	102,043
					9.497%	0.24	(92,255)
Net liability	PEN	132,268,544	PEN-CLP	207.56	(8.239)%	190.46	2,261,895
					9.541%	227.36	(2,619,300)
Net liability	BRL	448,714,904	BRL-CLP	178.90	(12.247)%	156.99	9,831,486
					11.141%	198.83	(8,943,599)

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

The Company assesses the fluctuation of the functional currencies compared to the presentation currency through a sensitivity analysis on equity and net assets in local currency using favorable and unfavorable scenarios, the amounts of exposure of all possible scenarios, including a general one, resulting from this analysis are as follows:

Currency	Rate of conversion	Scenarios	Flux on assets ThCh$	Flux%	Flux on Equity ThCh$	Flux %
ARG PESO	34.97	S1	(244,211,478)	(2.33)%	(103,557,406)	(2.54)%
	46.91	S2	154,621,108	1.48%	65,566,781	1.61%
COP PESO	0.20	S1	(142,263,787)	(1.36)%	(105,059,848)	(2.57)%
	0.24	S2	174,671,777	1.67%	128,992,703	3.16%
PER SOL	183.89	S1	(98,158,348)	(0.94)%	(63,180,231)	(1.55)%
	218.22	S2	115,174,918	1.10%	80,746,926	1.98%
BRL REAL	181.48	S1	(169,305,028)	(1.62)%	(106,681,761)	(2.61)%
	228.94	S2	160,863,372	1.54%	101,153,426	2.48%

All currencies		S1	(653,938,641)	(6.24)%	(378,479,246)	(9.27)%
		S2	605,331,175	5.78%	376,459,836	9.22%

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

The rates used for the annual test in 2016 and 2015 were as follows:

	2016
Segment	Chile	Argentina	Peru	Colombia	Brazil
Supermarkets	9.01%	—	10.08%	9.44%	9.97%
Department Stores	8.41%	—	—	—	—
Home Improvement	8.84%	24.84%	—	—	—

	2015
Segment	Chile	Argentina	Peru	Colombia	Brazil
Supermarkets	8.62%	—	9.31%	8.76%	9.65%
Department Stores	7.87%	—	—	—	—
Home Improvement	8.48%	35.40%	—	—	—

The projection of cash flows is carried out by each country and by business segment, by using the functional currency of each country and considering a horizon of 5 years perpetuity, unless they justify a different period. The projections are based on the historical information, taking the 2017 official budget as the first yearly flow, and considering the main macroeconomic variables that affect the markets. In addition, projections considered a moderate organic growth and recurring investments needed to keep generating capacity of flow of each segment

The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each operating segment representing the cash generating unit determined to carry out the annual impairment test. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role that brand has in the generation of sales.

During the years ended December 31, 2016 and December 31, 2015, except for the goodwill of the CGU Supermarkets - Brazil, there have been no losses for impairment of assets with indefinite useful life. (See note 13)

4.2.             Impairment of accounts receivable

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

The methodology used in determining the fair value of lands was the market approach, which consists of determining the fair value based on recent transactions occurred in the market. If such information is not available, management obtains data from a variety of sources including current prices in an active market for properties of different nature or recent prices of similar properties in less active markets, adjusted to reflect those differences. The key inputs under this approach are the price per square metre form recent sales.

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

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country.  The rates used at December 31, 2016 were 6.19% in Chile  12.27% in Argentina, 6.75% in Peru and 7.03% in Colombia (at December 31, 2015: 6.73% in Chile, 22.50% in Argentina, 7.50% in Peru and 7.66% in Colombia). To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country.

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

Class	Country (*)	Unobservable input	Range

Malls	Chile	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

	Argentina	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

Office	Chile	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate (1st through 5th year)	50% - 90%%
		Thereafter	80% - 98%

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

5                                         Cash and cash equivalents

The composition of this item as of December 31, 2016 and 2015 is the following:

	As of December 31,
Cash categories	2016	2015
	ThCh$	ThCh$
Cash in hand	52,646,980	41,943,295
Bank balances	135,282,148	189,062,850
Short-term deposits	87,289,875	37,268,981
Cash and cash equivalents	275,219,003	268,275,126

Cash and equivalents include cash, bank account balances and short term investments. Currency is as follows:

	As of December 31,
Currency	2016	2015
	ThCh$	ThCh$
Chilean Peso	68,328,986	91,333,057
Argentine Peso	20,720,236	15,680,751
US dollars	64,499,270	27,107,038
Peruvian New Sol	74,757,620	78,194,481
Brazilian Real	11,133,439	8,172,385
Colombian Peso	35,779,452	47,787,414
Total cash and cash equivalents	275,219,003	268,275,126

6                                         Other financial assets, current and non-current

The composition of this item as of December 31, 2016 and 2015 includes the following:

	As of December 31,
Other financial assets, current	2016	2015
	ThCh$	ThCh$
Mutual Funds Shares	189,960,780	181,562,472
Hedging Derivatives	1,398,557	1,873,528
Highly liquid financial instruments	28,629,285	71,414,725
Total other financial assets, current	219,988,622	254,850,725

	As of December 31,
Other financial assets, non-current	2016	2015
	ThCh$	ThCh$
Derivatives	287,119,800	418,721,697
Financial investments Long term	240,874	185,549
Account receivable due from Bretas	—	2,625,340
Total other financial assets, non-current	287,360,674	421,532,586

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

The following financial assets and liabilities are subject to offsetting in accordance with paragraph 42 of IAS 32:

a)             As of December 31, 2016

Financial assets

	Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Account receivable due from Bretas,	8,427,279	(8,427,279)	—	—	—	—

b)             As of December 31, 2015

Financial assets

	Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Account receivable due from Bretas,	8,613,305	(10.249.458)	(1,636,153)	4.261.493	—	2,625,340

c)              As of December 31, 2016

Financial liabilities

	Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account payable due from Bretas purchase	(10,150,048)	8,427,279	(1,722,769)	—	—	(1,722,769)

d)             As of December 31, 2015

Financial liabilities

	Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account payable due from Bretas purchase	(10,249,458)	8,613,305	(1,636,153)	1.636.153	—	—

The Company entered into an agreement for the acquisition of Bretas in October 2010. As part of this acquisition, the Group assumed certain tax contingencies and accounted them for in accordance with IFRS 3, however, the former shareholders of Bretas agreed on assuming these tax contingencies when their settlement becomes effective, which entitled the Group to account for a receivable amount as a guarantee and present it as an offset of the non-current financial liability that the Group accounted for as a result of the outstanding consideration from the acquisition.

As of December 31, 2016 this amount owed by the Group to the former owners of Bretas was reclassified and presented as a current financial liability considering its enforceability in the short term. As a result of this change in presentation of the financial liability and the expected settlement of certain contingencies in the long term, the parties agreed that (a) the receivable for contingencies which settlement is expected in the short term is to offset the financial liability for the outstanding consideration, and (b) all cash outflows that the Group makes related to the long-term tax contingencies are to be deducted from the future lease payments made to the former shareholders of Bretas, established in a separate lease contract.

This change in the agreement resulted in the presentation of a separate long-term account receivable for the tax contingencies. As of December 31, 2016, 2015 and 2014, the amount of the mentioned tax contingencies is presented as a long-term provision in the consolidated statement of financial position of the Group.

7                                         Derivative financial instruments

7.1                               Financial assets and liabilities held at fair value through profit or loss

The Company, following the financial risk management policy described in Note 3, enters into financial derivative contracts to hedge exchange rate and interest rate fluctuation risks.

This caption mainly includes forward contracts used to produce future cash flows in USD. The balance as of December 31, 2016 shows a current asset amounting ThCh$ 1,398,557, and ThCh$ 1,873,528 as of December 31, 2015.

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

7.2                               Hedging assets and liabilities

The Company has derivatives to hedge exposure to exchange rate and interest rate variation, particularly instruments classified as cross currency swaps (CCS), used to hedge debts denominated in Peruvian Nuevo Soles and U.S. dollars from bond placements and bank debt in those currencies. These instruments are classified as cash flow and fair value hedges. The fair value of these contracts as of December 31, 2016 represent a non-current asset of Th Ch$ 287,119,800 and a current liability of ThCh$ 4,151,393, and a non-current liability of ThCh$ 12,441,477 (ThCh$ 418,721,697 non-current asset, ThCh$ 58,029 current liability, and ThCh$ 1,088,321 non-current liability as of December 31, 2015).

7.3          Assets and liabilities derivatives designated as hedges

The following table indicates the period in which the cash flows associated with cash hedges are expected to occur and the carrying amounts of the related hedging instruments.

		Expected cash flows
December 31, 2016	Carrying amount	One year or less	More than one year
	ThCh$	ThCh$	ThCh$

Cross Currency Swap
Assets	287,119,800	53,557,600	1,312,161,200
Liabilities	16,592,870	64,946,624	159,899,408

		Expected cash flows
December 31, 2015	Carrying amount	One year or less	More than one year
	ThCh$	ThCh$	ThCh$

Cross Currency Swap
Assets	418,721,697	30,773,600	1,284,206,000
Liabilities	1,088,321	—	57,856,056
Interest Rate Swap
Liabilities	58,029	—	—

During 2015 several derivative agreements designated as cash flow hedges and fair value hedges were included into a settlement operation. The operation involved the modification of the referential exchange rate for all instruments, while all other elements such as terms, notional and maturity were maintained as initially subscribed. The settlement of these aforementioned cross currency swap agreements produced cash inflows amounting ThCh$ 51,015,785 included in the consolidated statements of cash flows under the “Other cash inflows (outflows)” line. Previous effects accumulated in net equity through other comprehensive income, will be recycled to the statement of profit and loss following the straight line method considering the terms of the hedged items.

8                                         Trade receivables and other receivables

Trade receivables and other receivables as of December 31, 2016 and 2015 are as follows:

	As of December 31,
Trade receivables and other receivables, net, current	2016	2015
	ThCh$	ThCh$
Trade receivables net, current	187,736,950	174,446,809
Credit card receivables net, current	409,219,883	342,372,436
Other receivables, net, current	270,182,844	302,409,953
Letters of credit loans	—	610,185
Total	867,139,677	819,839,383

	As of December 31,
Trade receivables and other receivables, net, non-current	2016	2015
	ThCh$	ThCh$
Trade receivables net, non-current	373,386	415,973
Credit card receivables net, non-current	8,412,427	4,610,379
Other receivables, net, non-current	3,107,893	16,312,688
Letters of credit loans	—	9,657,812
Total	11,893,706	30,996,852

	As of December 31,
Trade receivables and other receivables, gross, current	2016	2015
	ThCh$	ThCh$
Trade receivables gross, current	201,676,904	192,176,807
Credit card receivables gross, current	428,296,390	358,131,672
Other receivables gross, current	280,824,236	313,390,901
Letters of credit loans	158,572	776,786
Total	910,956,102	864,476,166

	As of December 31,
Trade receivables and other receivables, gross, non-current	2016	2015
	ThCh$	ThCh$
Trade receivables gross, non-current	373,386	415,973
Credit card receivables gross, non-current	8,412,427	4,610,379
Other receivables gross, non-current	3,107,893	16,312,688
Letters of credit loans, non-current	—	9,657,812
Total	11,893,706	30,996,852

	As of December 31,
Trade receivables and other receivables close to maturity	2016	2015
	ThCh$	ThCh$
Less than three months	645,374,201	622,399,661
Between three and six months	88,253,127	65,106,283
Between six and twelve months	73,541,986	60,918,226
In more than twelve months	11,893,706	30,996,852
Total	819,063,020	779,421,022

Please refer to table 1-1 in Note 3 to see the trade receivables’ and other receivables’ fair value.

The maturity of past due trade receivables as of December 31, 2016 and 2015 is as follows:

	As of December 31,
Trade receivables past due but not impaired	2016	2015
	ThCh$	ThCh$
Past due in less than three months	77,517,208	81,294,828
Past due between three and six months	10,223,002	10,635,980
Past due between six and twelve months	3,325,672	10,809,004
Past due in more than twelve months	12,720,906	13,312,184
Total	103,786,788	116,051,996

The movement of the bad debt allowance is as follows:

	As of December 31,
Change in bad debt allowance	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Initial balance	44,636,783	45,643,245	91,600,887
Increase in provision	57,105,655	27,855,602	145,456,872
Write-off	(26,885,538)	(23,427,920)	(97,906,650)
Reversal of provision	(31,040,475)	(60,904,525)	(38,037,483)
Reclassification to assets held for sale (note 34)	—	55,470,381	(55,470,381)
Total	43,816,425	44,636,783	45,643,245

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Cencosud Group does not request collateral as a guarantee.

Summary of the credit card policies

Argentina

The approval decision and the credit limit are based on a combination of statistical models, payment history in the financial system and an estimate of the applicant’s income level. Refinancing requires an initial payment of at least 50% of the unpaid minimum payment and are limited to a maximum of once every six months. Allowances are calculated each month by applying statistical methodology that combines portfolio behavior over the last 12 months. The local regulator requires allowances for 100% of delinquent debt once it is 360 days past due. Accounts that are 180 days past due must be allowed to 100% of the credit balances.

Peru

Prospective credit card holders are selected based on the cardholders’ purchasing behavior in the Bonus customer loyalty program, combined with an analysis of behavior profiles by credit rating agencies available in the country. Ooperations are structured following the requirements defined by Peruvian banking regulations; including observing mandatory definitions for refinancing, and classifying debtors based on days in default which, in turn, translates into establishing allowances over the principal of the loans.

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

9.1                               Trade receivables from related parties

The composition of the item as of December 31, 2016 and December 31, 2015 is as follows:

		Receivables from related parties				Balance as of
		Transaction	Transaction	Nature of		Current		Non-current
Tax ID Number	Company	description	term	relationship	Currency	12/31/2016	12/31/2015	12/31/2016	12/31/2015
						ThCh$	ThCh$	ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Dividends receivable	Current	Associate	Chilean Pesos	—	1,516,720	—	—
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade receivable	Current	Associate	Chilean Pesos	20,226,071	7,552,703	—	—
99.500.840-8	CAT Administradora de Tarjetas S.A.	Dividends receivable	Current	Associate	Chilean Pesos	4,135,701	3,707,894	—	—
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade receivable	Current	Associate	Chilean Pesos	443,446	1,383,949	—	—
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Dividends receivable	Current	Associate	Chilean Pesos	370,903	265,914	—	—
76.388.146-6	Operadora de Procesos S.A.	Dividends receivable	Current	Associate	Chilean Pesos	487,097	—	—	—
76.388.146-6	Operadora de Procesos S.A.	Trade receivable	Current	Associate	Chilean Pesos	2,624,104	413,421	—	—
76.388.155-5	Servicios Integrales S.A.	Dividends receivable	Current	Associate	Chilean Pesos	682,020	—	—	—
76.388.155-5	Servicios Integrales S.A.	Trade receivable	Current	Associate	Chilean Pesos	18,834	10,593	—	—
Total						28,988,176	14,851,194	—	—

9.2                               Trade payables to related parties

The composition of the item as of December 31, 2016 and December 31, 2015 is as follows:

		Payables to related parties				Balance as of
		Transaction	Transaction	Nature of		Current		Non-current
Tax ID number	Company	description	term	relationship	Currency	12/31/2016	12/31/2015	12/31/2016	12/31/2015
						ThCh$	ThCh$	ThCh$	ThCh$
-	Loyalti Del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	675,399	444,619	—	—
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade payable	Current	Associate	Chilean Pesos	16,765,170	24,723,846	—	—
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade payable	Current	Associate	Chilean Pesos	243,112	1,640,310	—	—
76.388.146-6	Operadora de Procesos S.A.	Trade payable	Current	Associate	Chilean Pesos	989,095	2,388,174	—	—
76.388.155-5	Servicios Integrales S.A.	Trade payable	Current	Associate	Chilean Pesos	50,143	—	—	—
Total						18,722,919	29,196,949	—	—

9.3                               Transactions with related parties and impact on profit and loss

The operations and its impact on profit and loss are presented for the years ended December 31, 2016 and December 31, 2015, as follows:

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2016	Impact to profit and loss (charge /credit)	12/31/2015	Impact to profit and loss (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
3.294.888-k	Horst Paulmann Kemna	Chairman	Dividends paid	Chilean pesos	Chile	5,626,926	—	2,086,318	—
3.294.888-k	Horst Paulmann Kemna	Chairman	Easy shares purchase	Chilean pesos	Chile	1,434,533	—	—	—
4.580.001-6	Helga Koepfer Schoebitz	Shareholder	Dividends paid	Chilean pesos	Chile	248,038	—	88,671	—
76.425.400-7	Inversiones Tano Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	33,219,359	—	13,094,932	—
86.193.900-6	Inversiones Quinchamali Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	45,900,384	—	16,408,848	—
96.802.510-4	Inversiones Latadia Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	44,065,857	—	15,753,025	—
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	1,001,525	—	373,666	—
8.953.509-3	Peter Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	995,724	—	355,960	—
8953510-7	Heike Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	983,222	—	351,490	—
0-E	Plaza Lima Norte	Company director relationship	Leases paid	Peruvian New Sol	Peru	—	—	792,684	(792,684)
0-E	Plaza Lima Norte	Company director relationship	Utilities paid	Peruvian New Sol	Peru	—	—	264,972	(264,972)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	1,407,010	(1,407,010)	3,465,464	(3,465,464)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Utilities Paid	Chilean pesos	Chile	955,675	(955,675)	2,355,071	(2,355,071)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Dividends collected	Chilean pesos	Chile	—	—	2,698,866	—
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	15,791	15,791	6,276	6,276
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	719,011	(719,011)	1,176,517	(1,176,517)
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	2,947,306	(2,947,306)	3,223,718	(3,223,718)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	18,210	18,210	504,605	494,333
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	423,932	423,932	231,553	231,553
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	250,093	250,093	231,410	231,410
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	494,566	(494,566)	725,201	(725,201)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	226,550	226,550	217,559	217,559
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Sale of goods	Chilean pesos	Chile	16,861	16,861	29,406	29,406
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	88,573	88,573	80,986	80,986
79.595.200-4	Adelco santiago Ltda.	Company’s Director	Leas collected	Chilean pesos	Chile	26,925	26,925	—	—
88.983.600-8	Teleductos S.A.	Common director	Leas collected	Chilean pesos	Chile	43,067	43,067	655,936	655,936
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	907,390	(907,390)	708,626	(708,626)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	574,595	(574,595)	573,675	(573,675)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	31,202	(31,202)	24,179	(24,179)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	3,585	(3,585)	93,316	(93,316)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	14,024	14,024	14,121	14,121
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	1,182,055	(1,182,055)	1,526,532	(1,526,532)
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Leases paid	Chilean pesos	Chile	206,845	206,845	—	—
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Leases paid	Chilean pesos	Chile	100,935	100,935	95,172	95,172
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Common expenses collected	Chilean pesos	Chile	20,187	20,187	19,039	19,039
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	363,493	363,493	23,745	23,745
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	3,060,358	(3,060,358)	3,232,744	(3,232,744)
96.628.870-1	Entel Telefonía Local S.A.	Common director	Services provided	Chilean pesos	Chile	18,368	(18,368)	18,677	7,608
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	1,143,871	(1,143,871)	588	(588)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	5,324,800	(5,324,800)	7,471,131	(7,471,131)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Lease collected	Chilean pesos	Chile	1,406,600	1,406,600	609,582	609,582
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	206,694	206,694	151,162	151,162
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Services provided	Chilean pesos	Chile	1,786	(1,786)	2,632	(2,632)
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Lease collected	Chilean pesos	Chile	4,151	4,151	7,443	7,443
4773765-6	Cristian Eyzaguirre Johnston	Common director	Services provided	Chilean pesos	Chile	—	—	39,376	(39,376)
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	857,008	(857,008)	1,143,233	(1,143,233)

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2016	Impact to profit and loss (charge /credit)	12/31/2015	Impact to profit and loss (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
79.675.370-5	Assets- Chile S.A	Common director	Sale of goods	Chilean pesos	Chile	7,822	7,822	6,841	6,841
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile	21,169	(21,169)	20,794	(20,794)
0-E	JetAviation Flight Services Inc.	Company, director relationship	Services provided	Chilean pesos	Chile	840,340	(840,340)	1,305,905	(1,305,905)
92434000	Besalco S.A	Common director	Services provided	Chilean pesos	Chile	4,056	(4,056)	1,296	1,296
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	3,861	3,861	15,061	15,061
88.417.000-1	Sky Airline S.A.	Company, director relationship	Other expenses collected	Chilean pesos	Chile	1,044	1,044	5,464	5,464
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Financial retail income	Chilean pesos	Chile	18,865,689	18,865,689	14,642,163	14,642,163
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Cencosud Card sales	Chilean pesos	Chile	673,859,245	—	519,182,170	—
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Statements collection	Chilean pesos	Chile	1,001,180,680	—	671,579,842	—
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Leases collected	Chilean pesos	Chile	49,906	49,906	89,588	89,588
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Other expenses collected	Chilean pesos	Chile	386	386	—	—
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Merchandise buying	Chilean pesos	Chile	26,714	26,714	524,058	524,058
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	30,671	30,671	467,512	467,512
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	30,735	30,735	2,405	2,405
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Leases collected	Chilean pesos	Chile	144,008	144,008	2,016	2,016
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Merchandise buying	Chilean pesos	Chile	224,668	224,668	145,126	145,126
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Financial retail income	Chilean pesos	Chile	142,570	142,570	355,977	355,977
76.388.155-5	Servicios Integrales S.A.	Associate	Merchandise buying	Chilean pesos	Chile	9,603	9,603	616	616
76.388.155-5	Servicios Integrales S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	28,970	28,970	201,053	201,053
76.388.155-5	Servicios Integrales S.A.	Associate	Financial retail income	Chilean pesos	Chile	142,570	142,570	—	—
76.388.146-6	Operadora de Procesos S.A.	Associate	Commissions payment	Chilean pesos	Chile	6,403,725	(6,403,725)	4,820,649	(4,820,649)
76.388.146-6	Operadora de Procesos S.A.	Associate	Financial retail income	Chilean pesos	Chile	7,840,994	7,840,994	6,535,534	6,535,534
0-E	Brinox Metalurgica S.A.	Company, director relationship	Merchandise buying	Brasilian Reals	Brazil	374,303	(374,303)	450,479	(450,479)
0-E	Moura Neto Consultoria Ltda.	Company, director relationship	Services provided	Brasilian Reals	Brazil	86,408	(86,408)	53,849	(53,849)

9.4                                Board of Directors and key management of the Company

The Board of Directors as of December 31, 2016 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Phillips	Director	National Public Accountant
Cristián Eyzaguirre Johnston	Director	Economist
Richard Büchi Buc	Director	Civil Engineer
David Gallagher Patrickson	Director	Businessman
Julio Moura Neto	Director	Engineer
Mario Valcarce Durán	Director	Commercial Engineer

Key management of the Company as of December 31, 2016 is composed of the following people:

Senior management	Position	Profession
Jaime Soler	Chief Executive Officer	Commercial Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Antonio Ureta Vial	Home Improvement Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Rodrigo Larrain	Chief Financial Officer	Industrial Engineer
Ricardo Bennett	Department Store Managing Director	Industrial Engineer
Tomas Zavala	Corporate Strategy Managing Director	Industrial Engineer
Carlos Madina	Shopping Managing Director	Business Administrator

9.5                                Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 29, 2016, set the following amounts for the 2016 period:

•                  Fees paid for attending Board sessions: payment of UF 330 (equivalent to ThCh$ 8,695) each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•                  Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 (equivalent to ThCh$  2,898) for each session they attend.

The details of the amount paid to Directors for the years ended December 31, 2016, 2015 and 2014, are as follows:

		For the year ended December 31,
Name	Role	2016	2015	2014
		ThCh$	ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	206,280	198,458	184,487
Heike Paulmann Koepfer	Director	103,140	99,229	92,243
Peter Paulmann Koepfer	Director	103,140	99,229	92,243
Cristián Eyzaguirre Johnston	Director	103,140	99,229	92,243
Roberto Oscar Philipps	Director	137,526	132,305	122,991
Erasmo Wong Lu Vega (*)	Director	—	65,549	92,243
David Gallagher Patrickson	Director	137,526	132,305	122,991
Julio Moura	Director	103,140	99,229	92,243
Richard Bûchi Buc	Director	137,526	132,305	122,991
Mario Valcarce Durán	Director	92,177	—	—
Total		1,123,595	1,057,838	1,014,675

(*) Mr. Erasmo Wong Lu resigned from his position as Director, with effect as of August 26, 2015.

9.6                   Compensation paid to senior management

	For the year ended December 31,
Key management compensation	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Salary and other short term employee benefits	4,928,236	5,365,049	5,195,504
Shares—based payments	1,382,504	1,039,827	612,501
Total	6,310,740	6,404,876	5,808,005

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives as well as company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

10                                   Inventory

The composition of this item as of December 31, 2016 and 2015 is as follows:

	As of December 31,
Inventory category	2016	2015
	ThCh$	ThCh$
Raw materials	4,740,484	5,687,964
Goods	1,293,309,256	1,196,132,051
Provisions	(148,763,726)	(133,510,682)
Total	1,149,286,014	1,068,309,333

The composition of inventories by business line as of December 31, 2016 and 2015 is as follows:

	As of December 31, 2016
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,164,458	3,576,026	—	4,740,484
Goods	192,143,210	697,409,780	254,992,540	1,144,545,530
Total	193,307,668	700,985,806	254,992,540	1,149,286,014

	As of December 31, 2015
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,466,349	4,221,615	—	5,687,964
Goods	186,513,106	658,932,859	217,175,404	1,062,621,369
Total	187,979,455	663,154,474	217,175,404	1,068,309,333

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

The carrying amount of inventories at December 31, 2016 and December 31, 2015 accounted for to its net realizable value less selling costs, provides for:

Current Inventories:

	Inventories at net realizable value as of December 31,
Inventories measured at net realizable value	2016	2015
	ThCh$	ThCh$
Inventory	49,219,377	69,009,364
Total	49,219,377	69,009,364

	Balance as of December 31,
Net realizable value movements	2016	2015
	ThCh$	ThCh$
Beginning Balance	69,009,364	59,318,630
Increase of Inventory to NRV (Net Realizable Value)	8,671,880	20,881,321
Decrease of Inventory to NRV (Net Realizable Value)	(28,461,867)	(11,190,587)
Total	49,219,377	69,009,364

Other information relevant to inventory:

For the periods between
	01/01/2016	01/01/2015	01/01/2014
Additional information inventory	12/31/2016	12/31/2015	12/31/2014
	ThCh$	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	6,857,704,962	7,351,891,515	7,390,481,785

Provision movements:

	Balance as of December 31,
Provisions	2016	2015
	ThCh$	ThCh$
Beginning Balance	133,510,682	131,827,604
Increase of provision	16,568,409	7,019,718
Reversals of provision	(1,315,365)	(5,336,640)
Total	148,763,726	133,510,682

The circumstances or events that led to the reversal of any write-down of inventories at December 31, 2016 and 2015, relate mainly to settlements and auctions recovering amounts higher than the estimated net realizable value for inventories.

The Company has not given inventories as collaterals at the end of the year.

11                                   Investments in associates recorded following the equity method

11.1.                      Breakdown of investments in associates

The composition of the item as of December 31, 2016 and 2015, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2015	Participation in profit or loss of equity method	Translation difference	Other decreases (*)	Balance as of December 31, 2016
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	907,728	124,043	(42,050)	—	989,721
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	55,575,262	—	—	(55,575,262)	—
CAT Administradora de Tarjetas S.A. (**)	Chile	Chilean Pesos	49.00	49.00	191,121,964	7,922,067	—	(3,327,232)	195,716,799
Servicios Integrales S.A. (**)	Chile	Chilean Pesos	49.00	49.00	2,123,468	1,705,049	—	(2,790,787)	1,037,730
Operadora de Procesos S.A. (**)	Chile	Chilean Pesos	49.00	49.00	1,511,742	1,217,743	—	(773,138)	1,956,347
CAT Corredores de Seguros y Servicios S.A. (**)	Chile	Chilean Pesos	49.00	49.00	287,341	927,262	—	(187,666)	1,026,937

Total					251,527,505	11,896,164	(42,050)	(62,654,085)	200,727,534

(*) On April 18, 2016, Sociedad Comercial de Tiendas S.A., a subsidiary of Cencosud SA, sold its interest ownership in Inmobiliaria Mall Viña del Mar S.A. to Comercial ECCSA S.A. (“Ripley”) and Parque Arauco S.A for a total value of 4,275,000 units (“Unidad de Fomento” or “UF”) or ThCh$110,574,884. Other decreases column includes the aforementioned amount.

(**) The “other increase (decrease)” column includes paid and accrued dividends recorded during 2016 relating to CAT Administradora de Tarjetas S.A., Servicios Integrales S.A., Operadora de Procesos S.A. and CAT Corredores de Seguros y Servicios S.A.

The composition of the item as of December 31, 2015 and 2014, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2014	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)(**)	Balance as of December 31, 2015
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	752,427	132,852	22,449	—	907,728
Inmobiliaria Mall Viña del Mar S.A (*)	Chile	Chilean Pesos	33.33	33.33	51,495,487	8,291,299	—	(4,211,524)	55,575,262
CAT Administradora de Tarjetas S.A. (**)	Chile	Chilean Pesos	49.00	49.00	—	2,804,813	—	188,317,151	191,121,964

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2014	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)(**)	Balance as of December 31, 2015
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Servicios Integrales S.A. (**)	Chile	Chilean Pesos	49.00	49.00	—	2,013,532	—	109,936	2,123,468
Operadora de Procesos S.A. (**)	Chile	Chilean Pesos	49.00	49.00	—	286,040	—	1,225,702	1,511,742
CAT Corredores de Seguros y Servicios S.A. (**)	Chile	Chilean Pesos	49.00	49.00	—	538,556	—	(251,215)	287,341

Total					52,247,914	14,067,092	22,449	185,190,050	251,527,505

(*)The “other increase (decrease)” column includes dividends paid in fiscal year 2015 and dividends provisioned at the end of the year 2015 from Inmobiliaria Mall Viña Del Mar S.A.

(**) The “other increase (decrease)” column includes the recognition of the initial cost associated with non-controlling interests acquired under the sale of financial retail business to BNS from CAT Administradora de Tarjetas S.A., Servicios Integrales S.A., Operadora de Procesos S.A. and CAT Corredores de Seguros y Servicios S.A. (see Note 34). CAT Administradora de Tarjetas S.A.’s amount breaks down as follows: initial investment balance (49%) ThCh $30,347,561; fair value ThCh $131,449,283; capital contribution ThCh $30,132,966; and accrued minimum dividend ThCh ($3,612,659).

The composition of the item as of December 31, 2014 and 2013, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2013	Participation in profit or loss of equity method	Translation difference	Other increase (decreases)	Balance as of December 31, 2014
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	860,815	170,050	66,543	(344,981)	752,427
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	192,079	(133,810)	(58,269)	—	—
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	3.33	33.33	48,889,260	6,171,966	—	(3,565,739)	51,495,487

Total					49,942,154	6,208,206	8,274	(3,910,720)	52,247,914

Other increase (decrease) column includes deferred tax adjustments amounting to (ThCh$ 2,684,913), from Inmobiliaria Mall Viña Del Mar S.A., related to the income tax rate modifications, according to instructions given by SVS Circular 856.

Associated parties listed above have a capital stock of ordinary shares only, in which the Group holds a direct stake; country of incorporation or registration is also its principal place of business. At the issuance date of these financial statements, there are no contingent liabilities relating to the Group’s share in their capital. Associates listed above are private companies and there is no available quoted market price for their actions.

CAT Administradora de Tarjetas S.A. RUT: 99.500.840-8, is a closed corporation, domiciled Social in Agustinas 785 floor 3 of the commune and city of Santiago de Chile. As a subsidiary of Scotiabank Chile, they are responsible for the issuance and operation of credit cards, and the granting of loans with and without guarantee. These operations are approved by Resolution No. 98 of August 25, 2006, whereby the Superintendency of Banks and Financial Institutions authorizes it to exercise the issuance of credit cards, in accordance with the provisions of paragraph 1 of letter B, of the Title III of Chapter III.J.1 of the Compendium of Financial Rules of the Central Bank of Chile.

11.2                         Relevant summarized information with regards to associates

The information below reflects the amounts presented in the financial statements of the associates adjusted for differences in accounting policies between the group and the associates.

The information regarding investments in associates as of December 31, 2016 is as follows:

	At December 31, 2016
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Ordinary income	Ordinary expense	Net profit
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.50	6,391,374	479,980	1,747,672	2,794,925	6,856,808	6,564,940	291,867
CAT Administradora de Tarjetas S.A.	49.00	871,454,486	43,384,718	742,330,275	12,667,742	171,597,803	155,430,320	16,167,483
Servicios Integrales S.A.	49.00	5,735,820	788,624	4,404,577	2,053	4,911,688	1,431,997	3,479,691
Operadora de Procesos S.A.	49.00	10,769,949	721,742	7,491,937	7,208	30,013,548	27,528,358	2,485,190
CAT Corredores de Seguros y Servicios S.A.	49.00	14,037,004	651,964	12,831,636	39,334	10,797,006	8,904,643	1,892,363

Total		908,388,633	46,027,028	768,806,097	15,511,262	224,176,853	199,860,258	24,316,594

The information regarding investments in associates as of December 31, 2015 is as follows:

	At December 31, 2015
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Ordinary income	Ordinary expense	Net profit (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.50	4,664,202	232,332	1,163,272	1,597,431	8,160,447	7,847,854	312,593
Inmobiliaria Mall Viña del Mar S.A.	33.33	27,208,175	267,881,769	14,388,656	113,963,197	26,354,450	1,478,065	24,876,385
CAT Administradora de Tarjetas S.A.	49.00	536,713,808	213,934,942	587,531,093	12,645,392	135,253,452	116,335,623	18,917,829
Servicios Integrales S.A.	49.00	9,917,549	308,619	6,198,738	36,751	5,637,886	842,050	4,795,836
Operadora de Procesos S.A.	49.00	9,453,707	740,659	7,109,178	—	19,932,661	19,348,905	583,756
CAT Corredores de Seguros y Servicios S.A.	49.00	13,293,077	398,095	12,904,007	—	8,314,694	6,957,988	1,356,706

Total		601,250,518	483,496,416	629,294,944	128,242,771	203,653,590	152,810,485	50,843,105

For a book value reconciliation of CAT Administradora de Tarjetas S.A. see below:

Investment book value reconciliation	12/31/2016	12/31/2015
	ThCh$	ThCh$
Net Assets	159,841,188	150,472,265
Percentage of participation	49%	49%
Cencosud’s recognition	78,322,182	73,727,347
Goodwill	117,394,617	117,394,617
Total book value	195,716,799	191,121,964

As of May 1, 2016 the Company completed the purchase price allocation of the non-controlling interest portion (49%) held in CAT Administradora de Tarjetas S.A. As a result of the Scotiabank agreement, an intangible asset related to “Customers relationship” was identified and measured at ChTh $14,054,666. Goodwill initially recorded (ChTh $131,449,283) was reduced to ChTh $117,394,617.

12                                  Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of December 31, 2016 and 2015 is as follows:

	As of December 31,
Intangibles assets other than goodwill net	2016	2015
	ThCh$	ThCh$
Finite life intangible assets, net	140,640,088	133,909,906
Indefinite life intangible assets, net	267,528,026	267,839,511

Intangible assets, net	408,168,114	401,749,417

Patents, Trade Marks and Other Rights, Net	267,528,026	267,839,511
Software (IT)	109,301,075	103,417,708
Other Identifiable Intangible Assets, net	31,339,013	30,492,198

Identifiable Intangible Assets, Net	408,168,114	401,749,417

	As of December 31,
Intangibles assets other than goodwill gross	2016	2015
	ThCh$	ThCh$
Finite life intangible assets, Gross	291,475,386	253,636,682
Indefinite life intangible assets, Gross	267,528,026	267,839,511

Intangible Assets, Gross	559,003,412	521,476,193

Patents, Trade Marks and Other Rights, Gross	267,528,026	267,839,511
Software (IT)	239,383,522	203,727,371
Other Identifiable Intangible Assets, Gross	52,091,864	49,909,311

Identifiable Intangible Assets, Gross	559,003,412	521,476,193

	As of December 31,
Accumulated amortization and value impairment	2016	2015
	ThCh$	ThCh$
Finite life intangible assets	(150,835,298)	(119,726,776)
Indefinite life intangible assets	—	—

Intangible Assets, Gross	(150,835,298)	(119,726,776)

Software (IT)	(130,082,447)	(100,309,663)
Other Identifiable Intangible Assets	(20,752,851)	(19,417,113)

Accumulated amortization and value impairment	(150,835,298)	(119,726,776)

Other identifiable intangible assets mainly correspond to customer’s data base.

The Group performs an annual recoverability analysis, according to the described criteria in note 2.11 under Impairment loss of non-financial assets IAS 36 “impairment of assets.”.

The detail of the useful lives applied to intangible assets as of December 31, 2016 and 2015 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets as of and for the year ended December 31, 2016 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2016	267,839,511	103,417,708	30,492,198	401,749,417
Additions	—	37,671,772	—	37,671,772
Retirements	—	(1,517,096)	—	(1,517,096)
Amortization	—	(29,772,784)	(1,335,738)	(31,108,522)
Decrease in foreign exchange	(311,485)	(498,525)	2,182,553	1,372,543
Balance at December 31, 2016	267,528,026	109,301,075	31,339,013	408,168,114

The movement of intangible assets as of and for the year ended December 31, 2015 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2015	275,070,653	88,441,290	37,030,237	400,542,180
Additions	—	35,364,898	—	35,364,898
Retirements	—	(369,699)	—	(369,699)
Amortization	—	(27,993,517)	(677,511)	(28,671,028)
Decrease in foreign exchange	(7,231,142)	(5,139,705)	(5,102,800)	(17,473,647)
Transfer from construction in progress	—	13,114,441	(757,728)	12,356,713
Balance at December 31, 2015	267,839,511	103,417,708	30,492,198	401,749,417

The details of the amounts related to identifiable intangible assets that are individually significant as of December 31, 2016 and 2015 are as follows:

Individually significant identifiable Intangible assets	Book Value 2016	Book Value 2015	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	120,754,313	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	31,840,410	33,189,716	Indefinite	Peru	Supermarkets
Metro Brand	69,469,986	72,413,925	Indefinite	Peru	Supermarkets
Bretas Brand	17,255,743	14,949,332	Indefinite	Brazil	Supermarkets
Perini Brand	772,648	669,376	Indefinite	Brazil	Supermarkets
Prezunic Brand	11,761,714	10,189,637	Indefinite	Brazil	Supermarkets
Total	267,528,026	267,839,511

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

The charge to profit and loss for amortization of intangibles for the years ended December 31, 2016, 2015 and 2014, is detailed below:

Item line in statement of income which includes amortization of identifiable	As of December 31,
Intangible assets	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Administrative expenses (see note 25.3)	31,108,522	28,671,028	17,015,375
Total	31,108,522	28,671,028	17,015,375

As of December 31, 2016, 2015 and 2014, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of December 31, 2016, 2015 and 2014, there are no commitments to acquire intangible assets.

No significant intangible assets that have been fully amortized are in use as of December 31, 2016.

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

Reversal of an impairment loss for goodwill is prohibited.

13.2 Goodwill classified by segment and countries

The following table details goodwill balances and movements by operating segment and country as of December 31, 2016 and December 31, 2015:

Goodwill per operating segment and country	As of December, 2015	Impairment	Increase (decrease) foreign exchange	As of December, 2016
	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	115,986	—	(26,417)	89,569
Supermarkets—Chile	106,991,957	—	—	106,991,957
Supermarkets—Brazil	343,976,582	—	53,085,893	397,062,475
Supermarkets—Peru	275,687,596	—	(11,331,984)	264,355,612
Supermarkets— Colombia	439,366,277	—	—	439,366,277
Financial services — Colombia	52,305,509	—	—	52,305,509
Shopping Centers — Colombia	31,383,305	—	—	31,383,305
Home Improvement—Argentina	2,477,939	—	(1,100,075)	1,377,864
Home Improvement—Chile	1,227,458	—	—	1,227,458
Department stores—Chile	138,159,463	—	—	138,159,463
Total	1,391,692,072	—	40,627,417	1,432,319,489

The following table details goodwill balances and movements by operating segment and country as of December 31, 2015 and December 31, 2014:

Goodwill per operating segment and country	As of December, 2014	Impairment	Increase (decrease) foreign exchange	As of December, 2015
	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	150,347	—	(34,361)	115,986
Supermarkets—Chile	106,991,957	—	—	106,991,957
Supermarkets—Brazil	569,584,936	(116,771,460)	(108,836,894)	343,976,582
Supermarkets—Peru	268,644,820	—	7,042,776	275,687,596
Supermarkets— Colombia	499,279,860	—	(59,913,583)	439,366,277

Goodwill per operating segment and country	As of December, 2014	Impairment	Increase (decrease) foreign exchange	As of December, 2015
	ThCh$		ThCh$	ThCh$
Financial services — Colombia	59,438,079	—	(7,132,570)	52,305,509
Shopping Centers — Colombia	35,662,847	—	(4,279,542)	31,383,305
Home Improvement—Argentina	3,208,796	—	(730,857)	2,477,939
Home Improvement—Chile	1,227,458	—	—	1,227,458
Department stores—Chile	138,159,463	—	—	138,159,463
Total	1,682,348,563	(116,771,460)	(173,885,031)	1,391,692,072

13.3 Impairment risks on Cash Generating Unit Supermarkets - Brazil, as of June 30 2015

During the first half 2015, the Brazilian economy experienced a deterioration in its macroeconomic variables that worsened from the 2nd quarter. These circumstances affect the assumptions used in the annual impairment test for projections in 2015 and successive periods.

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

e) Significant increase in Producers Price Index (PPI). Raw materials have experimented meaningful increase. The SELIC (Bank overnight rate) has reached a level of 13.75%, one of the highest among the ten largest economies in the world.+-

As a consequence of worsening macroeconomic variables in Brazil, the Company has established a permanent monitoring of the CGU Supermarkets in Brazil performance in 2015, noticing impacts on the following internal indicators.

Internal Indicators

a) Decrease in sales in local currency. Showing a 1.4% growth in last 12 months, a figure lower than the expected in the company’s projections for 2015.

b) Decrease in sales in local currency by quarter. The 2015 second quarter sales fell 5.3%, in comparison with the same quarter of 2014.

c) Adjusted EBITDA. The adjusted EBITDA in local currency were 1.4% measured in the last twelve months. This index is lower than the official budget projection figure.

After evaluating the Supermarkets — Brazil segment development, the Group has considered that there are qualitative triggering events indicating that the goodwill of the Supermarkets - Brazil CGU could be at risk of impairment. According to this, a new calculation of the recovery value of the CGU Supermarkets Brazil was made by taking into account the adjusted assumptions and updated business outlook. The value in use was obtained by discounting the future cash flows at their present value, using an updated WACC rate.

The financial model showed that the recoverable amount of the CGU Supermarkets - Brazil was lower than the carrying value of its long-term assets, for this reason, the Group recorded a goodwill impairment in the amount of ThCh$116,771,460 million (BRL $ 566 million).

The Supermarkets — Brazil impairment loss of goodwill, effective at June 30 2015, has been recognized within the consolidated statement of profit and loss and other comprehensive income, under the “Other gains and losses” line (see 25.3). This impairment does not represent any impact over the Company’s cash flows.

The deferred taxes effect generated by the impairment of goodwill of Brazil Supermarkets segment have been recorded in accordance with IAS 36, paragraph 64 and IAS 12, by comparing the carrying amount of the asset with its tax base. (See note 16)

As of December 31, 2016 and 2015, the performance of the supermarkets segment - Brazil, evidenced by meeting allocated budgets set in the second half of 2015, gives no reasons for recording any further impairment in this CGU.

13.4 Key assumptionsfor the 2016 test

a)             Discount rate

The real discount rate applied to annual test conducted in September 2016, was estimated based on an average cost of capital rate historical data, with a leverage of 31% and considering as reference the major competitors in the industry. Different discount rates are used in each of the countries where the Company operates depending on the associated risk. See table below:

	2016
	Chile	Argentina	Peru	Colombia	Brazil
Segment and Country	%	%	%	%	%
Supermarkets	9.01	—	10.08	9.44	9.97
Home Improvement	8.41	—	—	—	—
Department stores	8.84	24.84	—	—	—

	2015
	Chile	Argentina	Peru	Colombia	Brazil
Segment and Country	%	%	%	%	%
Supermarkets	8.62	—	9.31	8.76	9.65
Home Improvement	7.87	—	—	—	—
Department stores	8.48	35.40	—	—	—

b)             Other assumptions

The Group has defined a financial model which considers the revenues, expenditures, cash flow balances, net tax payments and capital expenditures on a five years period (2017-2021), and perpetuity thereafter. As an exception, the Supermarkets — Colombia segment has been forecasted on an eight years horizon, as a result of the recent inclusion of the Jumbo and Metro brands. These brands are on a pathway to maturity and the Company believes they have further room to increase their sales by square meter, getting close to regional and local averages.

The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of CGU and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate from 0% to 5% annual average for the first five year of the projections and the terminal growth rates are between 0.5% and 1%, beyond fifth year, taking into account the maturity of each segment. Higher growth rates may be assigned depending on the business performance in each country, and their periods of stabilization and maturity.

The most sensitive variables in these projections are the discount rates applied in determining the net present value of projected cash flows, operating costs, and market prices of the goods and services traded.

Sensitizations tests were applied for the group of CGUs, (considering the following reasonable scenarios:

•                  EBITDA margin would have been 5% lower, than management´s estimates, or

•                  Perpetuity growth rate would have been 10% lower, than management´s estimates, or

•                  the estimated cost of capital used in determining the discount rate, would have been 5% higher, than management´s estimates,

After considering the mentioned scenarios in isolation, there were no reasonably possible changes in any of the key assumptions that would have resulted in an impairment write-down.

14           Property, plant and equipment

14.1        The composition of this item as of December 31, 2016 and 2015 is as follows:

	As of December 31,
	2016	2015
	ThCh$	ThCh$
Construction in progress	66,402,237	63,017,895
Land	659,605,782	725,437,554
Buildings	1,048,864,332	1,075,995,255
Plant and equipment	219,967,327	246,716,665
Information technology equipment	36,328,354	32,046,485
Fixed installations and accessories	304,243,709	343,696,782
Motor vehicles	670,349	577,489
Leasehold improvements	234,231,790	202,460,078
Other property plant and equipment	8,479,693	21,542,427

Totals	2,578,793,573	2,711,490,630

	As of December 31,
Property, plant and equipment categories, gross	2016	2015
	ThCh$	ThCh$
Construction in progress	66,402,237	63,017,895
Land	659,605,782	725,437,554
Buildings	1,299,194,334	1,310,237,782
Plant and equipment	595,558,141	608,586,845
Information technology equipment	152,482,771	142,496,186
Fixed installations and accessories	751,739,889	732,584,234
Motor vehicles	5,099,000	4,640,629
Leasehold improvements	329,887,733	274,904,826
Other property plant and equipment	13,779,119	27,627,230

Totals	3,873,749,006	3,889,533,181

Accumulated depreciation and impairment of property,	As of December 31,
plant and equipment	2016	2015
	ThCh$	ThCh$
Buildings	(250,330,002)	(234,242,527)
Plant and equipment	(375,590,814)	(361,870,180)
Information technology equipment	(116,154,417)	(110,449,701)
Fixed installations and accessories	(447,496,180)	(388,887,452)
Motor vehicles	(4,428,651)	(4,063,140)
Leasehold improvements	(95,655,943)	(72,444,748)
Other property plant and equipment	(5,299,426)	(6,084,803)

Totals	(1,294,955,433)	(1,178,042,551)

14.2                         The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

The Company and its subsidiaries reviewed the estimated useful lives of property, plant and equipment at the end of each fiscal year. As such, the Company has determined that there are no significant changes in the estimated useful lives in the reporting periods.

14.3                         Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2016 and December 31, 2016:

Movement year 2016	Construction in progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2016	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630
Charges
Additions	112,960,591	2,637,687	14,673,368	27,951,919	4,281,236	19,393,558	64,748	9,534,011	894,142	192,391,260
Decrease derived from loss of control in subsidiaries	(26,452)	—	(294,862)	(36,007)	(34,940)	—	—	—	—	(392,261)
Transfers to (from) investment properties	(6,299,632)	(41,143,628)	(1,890,902)	(733,140)	224,296	(756,374)	—	—	(3,306,574)	(53,905,954)
Retirements	(227,085)	(992,318)	(5,922,284)	(5,606,035)	(567,568)	(298,660)	—	(212,866)	(2,259,506)	(16,086,322)
Depreciation expenses	—	—	(31,219,656)	(52,165,648)	(14,005,719)	(67,906,543)	(221,744)	(30,452,796)	(632,791)	(196,604,897)
Increase (decrease) for revaluation charged to equity	—	18,435,465	—	—	—	—	—	—	—	18,435,465
Impairment losses recognized in results	—	(2,639,637)	—	—	—	—	—	—	—	(2,639,637)
(Decrease) increase in foreign exchange	(2,225,068)	(14,638,273)	(21,515,463)	(718,868)	(919,762)	(2,617,885)	(25,217)	14,468,605	(2,343,689)	(30,535,620)
Transfer to non—current assets and disposal groups held for sale	—	(27,520,057)	(9,440,631)	(537,066)	(1,684)	(445,337)	—	—	(5,414,316)	(43,359,091)
Other (decrease)Increase	(100,798,012)	28,989	28,479,507	5,095,507	15,306,010	13,178,168	275,073	38,434,758	—	—
Total changes	3,384,342	(65,831,772)	(27,130,923)	(26,749,338)	4,281,869	(39,453,073)	92,860	31,771,712	(13,062,734)	(132,697,057)
Final balance as of December 31, 2016	66,402,237	659,605,782	1,048,864,332	219,967,327	36,328,354	304,243,709	670,349	234,231,790	8,479,693	2,578,793,573

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2015 and December 31, 2015:

Movement year 2015	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	108,039,312	771,941,960	1,138,386,080	271,557,150	41,570,626	383,530,334	3,256,956	260,036,836	31,409,202	3,009,728,456
Charge	—	—	—	—	—	—	—	—	—	—
Additions	39,267,282	13,256,435	12,810,066	25,541,163	3,304,532	19,284,001	310,638	13,851,190	2,831,930	130,457,237
Disposals	—	—	(2,845,401)	—	(271,851)	—	(12,525)	—	—	(3,129,777)
Transfers to (from) investment properties	8,913,555	—	2,988,070	—	—	3,686,245	—	—	—	15,587,870
Other decreases	(10,292,730)	—	—	—	(2,063,983)	—	—	—	—	(12,356,713)
Retirements	(419)	(688,384)	(26,926)	(7,869,437)	(403,731)	(1,352,637)	—	—	(17,000)	(10,358,534)
Depreciation expenses	(33,329,879)	(52,615,043)	(14,591,325)	(66,642,810)	(498,560)	(21,336,782)	(804,885)	(189,819,284)
Decrease in foreign exchange	(5,274,847)	(59,116,214)	(55,509,268)	(19,513,608)	(954,739)	(27,690,495)	(770,493)	(51,211,220)	(8,577,741)	(228,618,625)
Transfer from construction in progress	(77,634,258)	43,757	13,522,513	29,616,440	5,456,956	32,882,144	(1,708,527)	1,120,054	(3,299,079)	—
Total changes	(45,021,417)	(46,504,406)	(62,390,825)	(24,840,485)	(9,524,141)	(39,833,552)	(2,679,467)	(57,576,758)	(9,866,775)	(298,237,826)
Final balance as of December 31, 2015	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2014 and December 31, 2014:

Movement year 2014	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2014	196,653,736	755,456,534	1,159,045,283	270,153,069	35,962,383	389,903,950	1,192,222	230,830,919	62,685,772	3,101,883,868
Charge	—	—	—	—	—	—	—	—	—	—
Additions	74,613,966	28,789,994	12,142,562	22,688,461	7,431,611	10,221,794	37,127	21,411,800	6,356,217	183,693,532

Disposals	—	—	—	—	—	—	(12,998)	—	—	(12,998)
Transfer to non—current assets and disposal groups held for sale	(153,192)	—	—	(1,063,820)	(737,816)	(697,955)	—	—	—	(2,652,783)
Transfers from (to) investment properties	6,208,164	9,024,753	(255,582)	145,240	—	424,342	—	—	(11,834)	15,535,083
Other Increase/(decrease)	(31,645,866)	—	3,595,249	(28,050,617)
Retirements	(41,390)	—	(3,735,684)	(1,936,378)	(854,924)	(29,646)	—	—	(10,692,659)	(17,290,681)
Depreciation expenses	(33,585,988)	(53,175,448)	(12,446,988)	(63,836,549)	(289,575)	(18,888,233)	(804,885)	(183,027,666)
Increase (decrease) in foreign exchange	21,117,212	(21,329,321)	(31,192,967)	(15,939,444)	(3,048,321)	(9,767,635)	(41,059)	292,006	(439,753)	(60,349,282)
Transfer from construction in progress	(158,713,318)	—	35,968,456	50,685,470	11,669,432	57,312,033	2,371,239	26,390,344	(25,683,656)	—
Total changes	(88,614,424)	16,485,426	(20,659,203)	1,404,081	5,608,243	(6,373,616)	2,064,734	29,205,917	(31,276,570)	(92,155,412)
Final balance as of December 31, 2014	108,039,312	771,941,960	1,138,386,080	271,557,150	41,570,626	383,530,334	3,256,956	260,036,836	31,409,202	3,009,728,456

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

During the years ended as of December 31, 2016 and 2015 there is no capitalization of the borrowing costs.

14.6                         Assets subject to finance lease

The financial lease operations are shown in note 30.

14.7                         Assets granted

As of December 31, 2016 and 2015, properties, plant and equipment granted as guarantee amounted ThCh$ 3,867,501 and ThCh$ 3,630,138, respectively, whose details are shown in Note 31.1 Guarantees Granted. Nevertheless, there are no restrictions on transfer of assets.

14.8                         Commitments to acquire assets

As of December 31, 2016, there are commitments to acquire property, plant and equipment of ThCh$ 86,104,812. (As of December 31, 2015 there are commitments to acquire property, plant or equipment of ThCh$ 59,290,755).

14.9                         Assets out of service

As of December 31, 2016 and 2015, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

14.10                  Assets fully depreciated

In view of the nature of the retail business, the Company has no significant fully depreciated assets that are in use as of December 31, 2016 and 2015. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others.  The retail business assets are depreciated based on the term of the lease agreement.

14.11                  Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. As discussed below, the Company has recognized an impairment loss, related to property, plant and equipment, in the amount of ThCH$ 2,639,637 for the period ended December 31, 2016. No impairment related to property, plant and equipment was recorded for the periods ended December 31, 2015 and 2014.

During 2016, the Company has initiated a detailed plan for a non-strategic sale of assets in Chile. These assets were previously classified within the property, plant and equipment category.

International Financial Reporting Standard IFRS 5 “Assets Held for Sale” indicates that the assets of a company must be classified according to the use or destination that the company decides to give them. Accordingly, these assets must be reclassified as a consequence of a change of plans by management, since the intention of the company is to realize the sale of such assets within a period not exceeding one year.

In order to comply with IFRS5, the market value obtained by management was compared with the book value of the assets included in the sales plan. From this comparison, it was verified that in eight of the locations in the process of commercialization, the book value exceeds its recoverable value amounted to ThCh $ 2,639,637, proceeding to record the impairment prior to reclassification to assets held for sale. See Note 25.4. Assets held for sale at December 31, 2016 amounts to carrying value of ThCh $ 10,883,992, recoverable amount of ThCh $ 8,244,355 and related impairment  of ThCh $ 2,639,637.

Management has determined the fair value of each asset held for sale, based on market information. The best evidence of fair value is current prices in an active market for similar properties. Where such information is not available management consider information from a variety of source including current prices in an active market for properties of different nature or recent prices of similar properties in less active markets, adjusted to reflect those differences. The key input under this approach is the price per square metre from recent sales. These values were determined using level II inputs in accordance with the definitions of IFRS 13.

14.12                  Land revaluation:

During 2016, several pieces of land, included within the Propertiy, plant and equipment item amounting a historical cost of ThCh $ 23.527.099 were revalued. Such revaluation was made as required by IAS 40 prior to the transfer of such assets from property, plant and equipment to investment property.

In order to determine the amount of the revaluation, the fair value of the mentioned land parcels was determined by management, with experience in the localities and category of the appraised properties.

Management has determined the fair value of each property, taking into account independent valuations. The best evidence of fair value is current prices in an active market for similar properties. Where such information is not available the management consider information from a variety of sources including current prices in an active market for properties of different nature or recent prices of similar properties in less active markets, adjusted to reflect those differences. The key input under this approach is the price per square metre from recent sales. These values were determined using level II inputs in accordance with the definitions of IFRS 13.

The revaluation implied a net increase in the value of property, plant and equipment amounted to ThCh $ 18,435,465 credited to equity through other comprehensive income.

In addition, the revaluation generated a recognition of deferred tax liabilities amounting to ThCh $ 4,182,452, which was recorded in other comprehensive income. As a result, the net effect of this revaluation was ThCh $ 14,253,013.

14.13                  Property Plant and Equipment components:

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

15                                   Investment properties

The investment properties are assets held to generate rental income and include lands, buildings, malls in Chile, Argentina, Peru and Colombia and other real estate projects in progress that are held either to obtain rental income or for capital appreciation. The factors considered in the valuation methodology of the investment properties are described in note 4.3 “Estimates, judgment or criteria applied by management”.

15.1                         The roll-forward of investment properties at December 31, 2016 and 2015 is the following:

Roll-forward of investment properties, net, fair value	As of December 31,
method	2016	2015
	ThCh$	ThCh$
Investment properties, net, initial value	1,807,095,204	1,663,592,396
Revaluation, adjustment to fair value gains	287,519,826	198,154,988
Additions, Investment Properties, Fair Value Method	1,225,878	6,404,431
Transfer to (from) property, plant and equipment	53,905,954	(15,587,870)
Transfer to assets classified as held for sale	(2,939,242)	—
Retirements, Fair Value Method	(3,579,094)	—
Decrease in foreign exchange rate, Investment Properties, Fair Value Method	(61,534,499)	(45,468,741)
Changes in Investment Properties, Fair Value Method, Total	274,598,823	143,502,808

Investment Properties, Fair Value Method, Final Balance	2,081,694,027	1,807,095,204

The value of land measured through a market approach, classified as investment property and valued under the Level II of the hierarchy of the fair value as of December 31, 2016 and 2015, is the following:

Roll-forward of the land included within investment	As of December 31,
properties, net, fair value method	2016	2015
	ThCh$	ThCh$
Land, net, initial value	324,977,027	312,213,496
Revaluation, adjustment to fair value gains regognized into results re	(6,881,702)	41,838,118
Transfer from properties occupied by the owner, investment propertiesfair value method	41,962,564	—
Retirements of investment properties, fair value method	(2,929,242)	—
Increase (decrease) in foreign exchange rate, fair value method	6,917,331	(29,074,587)
Changes in land, fair value method, Total	39,068,951	12,763,531

Land investment properties, fair value method, final balance	364,045,978	324,977,027

15.2                         Income and expense from investment properties

	As of December 31,
Income and expense from investment properties	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Revenue from investment property leases	238,722,047	248,025,700	214,849,681

	As of December 31,
Income and expense from investment properties	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Direct expense of operation of investment properties which generate lease revenue	62,208,103	82,973,153	62,505,656
Direct expense of operation of investment properties which do not generate lease revenue	—	—	—

15.3                         As of December 31, 2016, investment properties are not encumbered.

15.4                         As of December 31, 2016, there are commitments to acquire investment properties by ThCh$  4,331,676. (ThCh$  10,859,113 as of December 31,2015).

15.5                         Investment Properties

At December 31, 2016 and 2015, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used are described in note 4.3. The costanera center project corresponds to assets that have been classified as investment property. The shopping mall is in operation since June, 2012. First 15,000 square meters of tower 2 and 4 were allowed to be leased as commercial offices by the municipality authority from August 2015.

16                                   Deferred taxes

The source of the deferred income taxes recorded as of December 31, 2016 and 2015 is the following:

16.1                         Deferred income tax assets

	As of December 31,
Deferred income tax assets related to	2016	2015
	ThCh$	ThCh$
Fixed assets	5,328,148	3,249,977
Accruals	7,668,963	7,916,959
Inventories	64,051,119	56,665,261
Bad-debt reserve	13,716,646	16,338,999
Provisions	42,880,180	41,621,916
Vacation / annual leave	5,568,839	5,444,147
Tax loss carry-forward	462,789,346	398,346,540
Tax credits	37,486,690	28,292,628

Total	639,489,931	557,876,427

The recovery of the deferred tax asset balances requires that the business achieves a sufficient level of taxable income in the future. The Company estimates that the estimated projected future income will cover the recovery of these assets.

16.2                         Deferred tax liabilities

	As of December 31,
Deferred income tax liabilities related to	2016	2015
	ThCh$	ThCh$
Fixed assets	464,629,690	377,101,618
Intangibles	267,077,149	252,321,486
Accumulations or accruals	9,522,236	11,816,772
Foreign currency translation	(884,823)	13,653,687
Other	2,108,414	405,110

Total	742,452,666	655,298,673

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As of December 31,
Deferred income tax assets	2016	2015
	ThCh$	ThCh$
Deferred tax assets to be recovered after more than 12 months	480,661,447	423,658,900
Deferred tax assets to be recovered within 12 months	158,828,484	134,217,527

Deferred tax assets	639,489,931	557,876,427

	As of December 31,
Deferred income tax liabilities	2016	2015
	ThCh$	ThCh$
Deferred tax liabilities to be recovered after more than 12 months	(639,630,974)	(531,748,712)
Deferred tax liabilities to be recovered within 12 months	(102,821,692)	(123,549,961)

Deferred tax liabilities	(742,452,666)	(655,298,673)

Deferred tax liability (net)	(102,962,735)	(97,422,246)

The gross movement on the deferred income tax account is as follows:

	As of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
As of 1 January	(97,422,246)	(183,483,696)	(159,621,487)
Effects on statement of profit and loss(*)	(50,577,006)	94,803,722	(18,002,092)
Exchange differences	35,087,731	(8,050,864)	5,098,625
Tax credited (debited) directly to equity	9,948,786	(691,408)	614,276
Effects on statement of profit and loss from discontinued operations	—	—	453,951
Reclassification of deferred income tax assets and liabilities to discontinued operations	—	—	(12,026,969)

At 31 December	(102,962,735)	(97,422,246)	(183,483,696)

(*) In 2015 the (decrease) increase in assets and liabilities for deferred tax includes effects of the recently enacted tax laws in Peru, Chile and Colombia.

Consolidated impacts in results are explained in note 26 (corporate income tax).

16.3                         The deferred tax roll-forward is as follows:

	As of December 31,
Movements in deferred tax asset	2016	2015
	ThCh$	ThCh$
Deferred tax assets, initial balance	557,876,427	484,341,049
Increase in deferred tax assets	65,138,261	132,750,740
Increase (decrease) in foreign exchange rate	16,475,243	(59,215,362)

Deferred tax assets, final balance	639,489,931	557,876,427

	As of December 31,
Movements in deferred tax liability	2016	2015
	ThCh$	ThCh$
Deferred tax liabilities, initial balance	(655,298,673)	(667,824,745)
Decrease in deferred tax liabilities	(105,766,481)	(38,638,426)
Increase in foreign exchange rate	18,612,488	51,164,498

Deferred tax liabilities, final balance	(742,452,666)	(655,298,673)

The changes in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax assets	Tax losses carry forward	Bad debt provision	Provisions	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of December 31, 2013	174,936,932	26,738,963	58,954,431	51,230,870	311,861,196
Credit (charged) to the Statement of profit and losses, and foreign exchange differences	176,027,822	(5,413,433)	5,564,767	19,879,270	196,058,426
Charged directly to equity	—	—	—	(23,578,573)	(23,578,573)

At December 31, 2014	350,964,754	21,325,530	64,519,198	47,531,567	484,341,049
Credit (charged) to the Statement of profit and losses, and foreign exchange differences	47,381,786	(4,986,531)	(22,897,282)	54,728,813	74,226,786
Charged directly to equity	—	—	—	(691,408)	(691,408)

At December 31, 2015	398,346,540	16,338,999	41,621,916	101,568,972	557,876,427
Credit (charged) to the Statement of profit and losses, and foreign exchange differences	64,442,806	(2,622,353)	1,258,264	8,586,001	71,664,718
Credited directly to equity	—	—	—	9,948,786	9,948,786

At December 31, 2016	462,789,346	13,716,646	42,880,180	120,103,759	639,489,931

Deferred tax liabilities	Fixed assets	Intangibles	Capitalized expenses	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Charged directly to equity
As of December 31, 2013	(335,327,877)	(110,695,030)	(7,987,656)	(17,472,120)	(471,482,683)
(Charged) credit to the Statement of profit and losses, and foreign exchange differences	(30,186,121)	(162,217,672)	(5,886,405)	1,948,136	(196,342,062)
At December 31, 2014	(365,513,998)	(272,912,702)	(13,874,061)	(15,523,984)	(667,824,745)

(Charged) credit to the Statement of profit and losses, and foreign exchange differences	(11,587,620)	20,591,216	2,057,289	1,465,187	12,526,072
At December 31, 2015	(377,101,618)	(252,321,486)	(11,816,772)	(14,058,797)	(655,298,673)

(Charged) credit to the Statement of profit and losses, and foreign exchange differences	(87,528,072)	(14,755,663)	2,294,536	12,835,206	(87,153,993)
At December 31, 2016	(464,629,690)	(267,077,149)	(9,522,236)	(1,223,591)	(742,452,666)

16.4                         Compensation of deferred income tax assets and liabilities

The deferred tax assets and liabilities are offset when there is a legal right to compensate the current tax assets against the current tax liabilities and when the deferred income tax assets and liabilities are related to the income tax levied on the same tax authority and the same entity.

The compensated amounts are detailed below:

Concept	Gross assets/ liabilities	Off-setting values	Net Balances
	ThCh$	ThCh$	ThCh$
Deferred income tax assets	557,876,427	(5,762,339)	552,114,088
Deferred income tax liabilities	(655,298,673)	5,762,339	(649,536,334)
Final balance at December 31, 2015	(97,422,246)	—	(97,422,246)
Deferred income tax assets	639,489,931	(22,910,575)	616,579,356
Deferred income tax liabilities	(742,452,666)	22,910,575	(719,542,091)
Final balance at December 31, 2016	(102,962,735)	—	(102,962,735)

16.5                         Current and non-current income tax assets and liabilities

The composition of this item as of December 31, 2016 and 2015 is the following:

Current tax assets	12/31/2016	12/31/2015
	ThCh$	ThCh$
Current tax assets	74,135,647	61,197,049
Compensated amounts	—	—

Current tax assets, total	74,135,647	61,197,049

Current income tax liabilities	12/31/2016	12/31/2015
	ThCh$	ThCh$
Current income tax liabilities, total	74,585,510	49,433,829
Compensated amounts	—	—

Current income tax liabilities, total	74,585,510	49,433,829

Non-current tax assets	12/31/2016	12/31/2015
	ThCh$	ThCh$
Minimum presume tax asset	78,523,676	857,294
Tax receivable long term	4,852,774	7,997,053

Non-current tax assets, total	83,376,450	8,854,347

Non-current tax liabilities	12/31/2016	12/31/2015
	ThCh$	ThCh$
Income tax payable	—	—

Non-current tax liabilities, total	—	—

17                                   Other financial liabilities, current and non-current

The composition of this item as of December 31, 2016 and 2015 is the following:

17.1                         Types of interest bearing (accruing) loans

	Balance as of 12/31/2016		Balance as of 12/31/2015
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (*)(1)	215,393,417	206,299,337	193,821,962	269,733,099
Bond debt (*)(2)	127,530,284	2,618,875,407	61,488,514	2,586,966,437
Other loans—leases (5)	2,713,893	19,256,643	3,025,088	29,524,500
Other financial liabilities (hedge derivatives) (4)	4,151,393	12,441,477	58,029	1,088,321
Term deposits (3)	56,113,724	45,030,033	89,791,028	23,601,397
Term savings accounts	—	—	451,312	—
Letters of credit	—	—	—	8,235,348
Deposits and other demand deposits	15,224	—	3,824,992	—
Debt purchase Bretas	—	1,722,769	—	1,636,153
Debt M. Rodriguez	—	—	—	1,864,286
Debt Johnson’s	—	—	1,388,767	1,388,767
Other Financial liabilities -Other	2,091,081	—	2,323,419	—

Totals Loans	408,009,016	2,903,625,666	356,173,111	2,924,038,308

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

(3) Time deposits are the main funding source of the Banco Cencosud Peru.

(4) Other financial liabilities (hedge derivatives) includes Cross Currency Swaps, Interest Rate Swaps and Forward contracts (see note 17.4)

(5) Other loans (leases) are shown in detail in note 17.5

17.2                         Bank loans—breakdown of currency and maturity dates

At December 31, 2016

							Current			Non-current
					Effective		Expiration		Total	Expiration			Total non-
Segment	ID	Creditor name	Currency	Amortization type	interest rate	Nominal rate	Up to 90 days	90 days to 1 year	current at 12/31/2016	1 to 3 year	3 to 5 years	5 or more years	current at 12/31/2016
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	0.02	0.02	3,705,858	—	3,705,858	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0.10	0.10	1,194,807	—	1,194,807	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	CH$	At maturity	6.59	6.28	802,444	—	802,444	49,877,927	—	—	49,877,927
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	CH$	Semiannual	5.48	5.25	2,421,575	—	2,421,575	12,186,894	20,890,466	—	33,077,360
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	USD	Monthly	1.36	1.36	4,550,527	—	4,550,527	—	—	—	—
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	CH$	Monthly	0.32	0.32	1,360,695	—	1,360,695	—	—	—	—
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	USD	Monthly	0.06	0.06	3,150,209	—	3,150,209	—	—	—	—
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	CH$	At maturity	5.20	4.71	10,402	—	10,402	39,453,919	—	—	39,453,919
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.19	1.90	—	22,392,398	22,392,398	—	—	—	—
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	3.37	3.86	—	6,884,327	6,884,327	13,548,040	—	—	13,548,040
	O-E	BANCO RABOBANK CURACAO N.V.	USD	At maturity	2.72	2.51	253,902	—	253,902	22,315,667	10,990,370	—	33,306,037
	O-E	BANCO MIZUHO	USD	Semiannual	2.70	2.31	5,773,596	5,578,917	11,352,513	16,597,292	—	—	16,597,292
	O-E	BANCO SUMITOMO	USD	Semiannual	2.61	2.25	—	13,608,361	13,608,361	19,929,881	—	—	19,929,881
Argentina	O-E	BANCO GALICIA	ARS	Monthly	27.00	27.00	86,329	—	86,329	—	—	—	—
	O-E	BANCO BBVA	ARS	Monthly	28.00	28.00	127,098	—	127,098	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	27.00	27.00	1,370,733	—	1,370,733	—	—	—	—
	O-E	BANCO MACRO	ARS	Monthly	27.00	27.00	4,242,749	—	4,242,749	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	27.50	27.50	34,241,844	—	34,241,844	—	—	—	—
	O-E	BANCO COMAFI	ARS	Monthly	27.20	27.20	4,381,164	—	4,381,164	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	27.00	27.00	4,080,318	—	4,080,318	—	—	—	—
	O-E	BANCO ITAU	ARS	Monthly	27.00	27.00	10,514,698	—	10,514,698	—	—	—	—
	O-E	BANCO CIUDAD	ARS	Monthly	27.50	27.50	7,230,799	—	7,230,799	—	—	—	—
Colombia	O-E	HELM BANK	COP	Semiannual	2.16	2.16	814,788	560,463	1,375,251	—	—	—	—
	O-E	BANCO COLPATRIA	COP	At maturity	11.14	11.14	24,187	8,282	32,469	—	—	—	—
	O-E	BANCO COLPATRIA	COP	At maturity	11.14	11.14	818	—	818	—	—	—	—
Brasil	O-E	BANK OF AMERICA	USD	At maturity	14.74	14.74	10,125,443	30,376,328	40,501,771	—	—	—	—
	O-E	BRADESCO	REAL	At maturity	15.33	15.33	9,690,557	—	9,690,557	—	—	—	—
	O-E	HSBC	USD	At maturity	15.85	15.85	2,207,885	6,623,654	8,831,539	—	—	—	—
	O-E	SAFRA	REAL	At maturity	16.47	16.47	185,165	—	185,165	—	—	—	—
	O-E	SANTANDER	REAL	At maturity	10.40	10.40	17,101	51,302	68,403	128,407	—	—	128,407
	O-E	SANTANDER	REAL	At maturity	13.00	13.00	4,900	14,698	19,598	36,688	—	—	36,688
	O-E	BANCO DO NORDESTE	REAL	Monthly	8.50	8.50	81,024	243,071	324,095	343,786	—	—	343,786
	O-E	ITAÚ	USD	At maturity	16.10	16.10	16,400,001	—	16,400,001	—	—	—	—

		TOTAL					129,051,616	86,341,801	215,393,417	174,418,501	31,880,836	—	206,299,337

At December 31, 2015

							Current			Non-current
					Effective		Expiration		Total	Expiration			Total non-
Segment	ID	Creditor name	Currency	Amortization type	interest rate	Nominal rate	Up to 90 days	90 days to 1 year	Current at 12/31/2015	1 to 3 year	3 to 5 years	5 or more years	current at 12/31/2015
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	0.99	0.99	6,743,357	—	6,743,357	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.03	1.03	4,229,146	—	4,229,146	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	6.59	6.28	802,444	—	802,444	—	49,828,795	—	49,828,795
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Semiannual	4.08	4.06	648,459	—	648,459	6,963,939	19,150,834	8,569,268	34,684,041
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	USD	Monthly	0.72	0.72	4,624,742	—	4,624,742	—	—	—	—
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	0.28	0.28	6,440,470	—	6,440,470	—	—	—	—
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Monthly	0.28	0.28	27,374,842	—	27,374,842	—	—	—	—
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	At maturity	5.59	5.08	11,219	—	11,219	—	39,342,179	—	39,342,179
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.19	1.90	—	23,849,679	23,849,679	23,551,667	—	—	23,551,667
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4.16	3.86	—	7,366,756	7,366,756	21,617,519	—	—	21,617,519
	O-E	BANCO RABOBANK CURACAO N.V.	USD	At maturity	2.20	2.00	197,460	—	197,460	—	35,303,000	—	35,303,000
	O-E	BANCO MIZUHO	USD	Semiannual	2.17	1.80	178,917	5,918,000	6,096,917	23,672,000	5,674,366	—	29,346,366
	O-E	BANCO SUMITOMO	USD	Semiannual	2.15	1.80	—	173,643	173,643	28,406,400	6,852,114	—	35,258,514
Argentina	O-E	BANCO FRANCES	ARS	Monthly	31.50	31.50	651	—	651	—	—	—	—
	O-E	BANCO IFC	USD	Monthly	1.93	1.93	2,775,705	2,719,529	5,495,234	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	30.00	30.00	8,267,250	—	8,267,250	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	31.50	31.50	3,558,750	—	3,558,750	—	—	—	—
	O-E	BANCO CIUDAD	ARS	Monthly	31.00	31.00	7,493,863	—	7,493,863	—	—	—	—
Colombia	O-E	HELM BANK	COP	Semiannual	5.96	5.96	—	741,354	741,354	—	—	—	—
	O-E	BANCO COLPATRIA	COP	At maturity	6.12	6.12	230,064	—	230,064	—	—	—	—
Brasil	O-E	HSBC	BRL	At maturity	15.97	15.97	13,437,189	40,311,568	53,748,757	—	—	—	—
	O-E	HSBC	BRL	At maturity	15.85	15.85	2,098,401	6,295,220	8,393,621	—	—	—	—
	O-E	SAFRA	BRL	At maturity	16.08	16.08	2,247,209	6,741,627	8,988,836	—	—	—	—
	O-E	SANTANDER	BRL	At maturity	9.40	9.40	318	954	1,272	125,150	51,703	—	176,853
	O-E	SANTANDER	BRL	At maturity	12.00	12.00	104	311	415	35,757	11,919	—	47,676
	O-E	SANTANDER	BRL	At maturity	17.61	17.61	8,068,069	—	8,068,069	—	—	—	—
	O-E	BANCO DO NORDESTE	BRL	Monthly	8.50	8.50	68,675	205,959	274,634	576,489	—	—	576,489
Perú	O-E	SANTANDER	PEN	At maturity	5.50	5.50	58	—	58	—	—	—	—

		TOTAL					99,497,362	94,324,600	193,821,962	104,948,921	156,214,910	8,569,268	269,733,099

17.3                         Bond debt

17.3.1     Long Terms Bonds—Short term portion as of December 31, 2016 and December 31, 2015.

			Restatement		Effective		Periodicity		Accounting value
Inscription number or ID	Series	Current nominal amount placed	unit of the bond	Interest rate %	interest rate %	Maturity	Principal installment	Amortization type	12/31/2016	12/31/2015	Placement in Chile or abroad
									ThCh$	ThCh$
268	BJUMB - B1	306,597	UF	6.5	6.9	01/09/2026	Semiannual	Semiannual	676,894	622,999	Local
268	BJUMB - B2	1,532,986	UF	6.5	6.9	01/09/2026	Semiannual	Semiannual	3,429,525	3,159,513	Local
530	BCENC - E	2,000,000	UF	3.5	4.1	07/05/2018	Semiannual	At Maturity	316,292	294,596	Local
530	BCENC - F	4,500,000	UF	4.0	4.3	07/05/2028	Semiannual	At Maturity	727,763	680,487	Local
551	BCENC - J	3,000,000	UF	5.7	5.7	15/10/2029	Semiannual	Semiannual	937,381	911,732	Local
551	BCENC - N	4,500,000	UF	4.7	5.0	28/05/2030	Semiannual	Semiannual	513,793	468,866	Local
551	BCENC - O	54,000,000	Ch$	7.0	7.7	01/06/2031	Semiannual	At Maturity	315,330	314,592	Local
816	BCENC-P	52,000,000	UF	4.7	5.4	07/11/2022	Semiannual	Semiannual	400,352	—	Local
816	BCENC-R	5,000,000	UF	2.7	3.4	07/11/2041	Semiannual	At Maturity	582,946	—	Local
N/A	ÚNICA - A	280,000,000	S	7.2	7.5	05/05/2018	Semiannual	At Maturity	607,145	655,479	Foreign
N/A	ÚNICA - A	130,000,000	S	7.6	7.8	12/08/2017	Semiannual	At Maturity	26,714,720	796,368	Foreign
N/A	ÚNICA - A	750,000,000	USD	5.5	5.5	20/01/2021	Semiannual	At Maturity	12,408,383	13,160,638	Foreign
N/A	ÚNICA - A	1,200,000,000	USD	4.9	5.2	20/01/2023	Semiannual	At Maturity	18,661,682	19,522,865	Foreign
N/A	ÚNICA - A	650,000,000	USD	5.2	5.3	12/02/2025	Semiannual	At Maturity	8,822,680	9,348,654	Foreign
N/A	ÚNICA - A	350,000,000	USD	6.6	6.7	12/02/2045	Semiannual	At Maturity	6,003,148	6,366,467	Foreign
N/A	MAS CUOTAS SERIE I VDFC	333,944	Arg$	28.0	28.0	01/02/2016	Monthly	Monthly	—	103,348	Foreign
N/A	MAS CUOTAS SERIE I CP	387,126	Arg$	28.0	28.0	01/07/2015	Monthly	Monthly	—	387,126	Foreign
N/A	MAS CUOTAS SERIE II VDFA	10,062,114	Arg$	26.0	26.0	01/04/2016	Monthly	Monthly	—	2,523,193	Foreign
N/A	MAS CUOTAS SERIE II	1,134,797	Arg$	28.0	28.0	01/04/2016	Monthly	Monthly	—	1,283,706	Foreign
N/A	MAS CUOTAS SERIE II VDFB	679,415	Arg$	32.3	32.3	01/11/2016	Monthly	Monthly	—	832,678	Foreign
N/A	MAS CUOTAS SERIE II VDFC	58,430	Arg$	34.0	34.0	01/11/2016	Monthly	Monthly	—	55,207	Foreign
N/A	FF MAS CUOTAS SERIE IV VDF A	77,419	Arg$	31.3	31.3	01/03/2017	Monthly	Monthly	3,273,274	—	Foreign
N/A	FF MAS CUOTAS SERIE IV VDF B	23,203	Arg$	33.8	33.8	01/04/2017	Monthly	Monthly	981,005	—	Foreign
N/A	FF MAS CUOTAS SERIE IV VDF C	1,934	Arg$	30.9	30.9	01/05/2017	Monthly	Monthly	81,750	—	Foreign
N/A	FF MAS CUOTAS SERIE IV	23,670	Arg$	0.0	0.0	01/02/2018	Monthly	Monthly	1,000,483	—	Foreign
N/A	FF MAS CUOTAS SERIE V VDF A	223,114	Arg$	28.9	28.9	15/06/2017	Monthly	Monthly	9,433,264	—	Foreign
N/A	FF MAS CUOTAS SERIE V VDF B	23,043	Arg$	29.9	29.9	15/07/2017	Monthly	Monthly	974,237	—	Foreign
N/A	FF MAS CUOTAS SERIE V VDF C	2,294	Arg$	27.6	27.6	15/07/2017	Monthly	Monthly	96,993	—	Foreign
N/A	FF MAS CUOTAS SERIE V	58,482	Arg$	0.0	0.0	28/05/2018	Monthly	Monthly	2,470,932	—	Foreign
N/A	FF MAS CUOTAS SERIE VI VDF A	526,228	Arg$	26.8	26.8	15/08/2017	Monthly	Monthly	22,248,928	—	Foreign
N/A	FF MAS CUOTAS SERIE VI VDF B	34,113	Arg$	28.1	28.1	15/08/2017	Monthly	Monthly	1,442,280	—	Foreign
N/A	FF MAS CUOTAS SERIE VI VDF C	3,396	Arg$	24.7	24.7	15/08/2017	Monthly	Monthly	143,590	—	Foreign
N/A	FF MAS CUOTAS SERIE VI	118,119	Arg$	0.0	0.0	30/09/2018	Monthly	Monthly	4,265,514	—	Foreign

	Total short—term portion								127,530,284	61,488,514

17.3.2               Bond long term

As of December 31, 2016 and December 31, 2015.

		Current			Effective		Periodicity		Accounting value
Inscription number or ID	Series	nominal amount placed	Restatement unit of the bond	Interest rate %	interest rate %	Maturity	Principal installment	Amortization type	12/31/2016	12/31/2015	Placement in Chile or abroad
									ThCh$	ThCh$
268	BJUMB - B1	306,597	UF	6.5	6.9	01/09/2026	Semiannual	Semiannual	7,572,160	7,857,807	Local
268	BJUMB - B2	1,532,986	UF	6.5	6.9	01/09/2026	Semiannual	Semiannual	36,972,945	38,291,796	Local
530	BCENC - E	2,000,000	UF	3.5	4.1	07/05/2018	Semiannual	At Maturity	52,231,106	50,519,499	Local
530	BCENC - F	4,500,000	UF	4.0	4.3	07/05/2028	Semiannual	At Maturity	115,257,083	111,914,897	Local
551	BCENC - J	3,000,000	UF	5.7	5.7	15/10/2029	Semiannual	Semiannual	79,009,401	76,853,673	Local
551	BCENC - N	4,500,000	UF	4.7	5.0	28/05/2030	Semiannual	Semiannual	115,830,727	112,670,350	Local
551	BCENC - O	54,000,000	CH$	7.0	7.7	01/06/2031	Semiannual	At Maturity	50,873,893	50,749,637	Local
816	BCENC-P	52,000,000	CH$	4.7	5.4	07/11/2022	Semiannual	Semiannual	50,266,600	—	Local
816	BCENC-R	5,000,000	UF	2.7	3.4	07/11/2041	Semiannual	At Maturity	115,790,192	—	Local
N/A	ÚNICA - A	280,000,000	SOLES	7.2	7.5	05/05/2018	Semiannual	At Maturity	55,797,704	58,070,977	Foreign
N/A	ÚNICA - A	130,000,000	SOLES	7.6	7.8	12/08/2017	Semiannual	At Maturity	—	27,060,400	Foreign
N/A	ÚNICA - A	750,000,000	USD	5.5	5.5	20/01/2021	Semiannual	At Maturity	504,394,448	536,157,982	Foreign
N/A	ÚNICA - A	1,200,000,000	USD	4.9	5.2	20/01/2023	Semiannual	At Maturity	771,685,964	814,653,208	Foreign
N/A	ÚNICA - A	650,000,000	USD	5.2	5.3	12/02/2025	Semiannual	At Maturity	430,388,334	456,046,424	Foreign
N/A	ÚNICA - A	350,000,000	USD	6.6	6.7	12/02/2045	Semiannual	At Maturity	232,074,329	246,119,787	Foreign
N/A	FF MAS CUOTAS SERIE IV	23,670	ARG$	0.0	0.0	01/02/2018	Monthly	Monthly	285	—	Foreign
N/A	FF MAS CUOTAS SERIE V	58,482	ARG$	0.0	0.0	28/05/2018	Monthly	Monthly	1,679	—	Foreign
N/A	FF MAS CUOTAS SERIE VI	118,119	ARG$	0.0	0.0	30/09/2018	Monthly	Monthly	728,557	—	Foreign

	Total Long—Term portion								2,618,875,407	2,586,966,437

17.4                         Other Financial Liabilities—Derivatives—Options

The detail as of December 31, 2016 and December 31, 2015 is as follows:

				Assets			Liability	Periodicity			Total Current and Non-Current
ID	Institution Name	Asset Position (In Thousands)	currency	Interest rate %	Liability Position (In Thousands)	Currency	Interest Rate %	Due date	Interest payment	Principal Installment	December 31, 2015 (ThCh$)	December 31, 2014 (ThCh$)	Placement in Chile or abroad
O-E	Banco BBVA	1,226	USD	2.07	2,059	USD	3.49	15/08/2016	Semiannual	NA	—	31,197	Foreign
O-E	Banco Santander	1,301	USD	2.07	2,062	USD	3.41	15/08/2016	Semiannual	NA	—	26,832	Foreign
O-E	Banco HSBC	13,000	USD	15.85	42,068	Real	2.94	04/04/2017	Monthly	At Maturity	263,247	—	Foreign
O-E	Banco Itaú	24,012	USD	16.10	24,012	Real	3.81	09/01/2017	Monthly	At Maturity	1,404,461	—	Foreign
O-E	Banco Bank Of América	60,000	USD	14.74	202,500	Real	2.39	21/12/2017	Monthly	At Maturity	1,410,834	—	Foreign
O-E	Merrill Lynch	280,000	SOL	7.19	2,257	U.F.	3.67	05/05/2018	Semiannual	At Maturity	4,147,846	1,088,321	Foreign
97.008.000-7	Banco Scotiabank	100,000	USD	7.77	67,845,674	Ch$	5.15	12/02/2025	Semiannual	At Maturity	6,251,287	—	Local
97.004.000-5	Banco Chile	50,000	USD	7.87	33,724,325	Ch$	5.15	12/02/2025	Semiannual	At Maturity	3,115,195	—	Local

										TOTAL	16,592,870	1,146,350

17.5                         Other loans—leases

The detail of the leasing agreement as of December 31, 2016 and 2015 is as follows;

December 2016

			Current Expiration					Non-Current Expiration
Debtor	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2016 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2016 ThCh$
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	57,491	165,105	222,596	774,626	593,232	745,638	2,113,496
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	53,653	165,219	218,872	729,414	553,635	695,868	1,978,917
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	29,418	90,589	120,007	399,936	303,557	381,543	1,085,036
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORAMICO LTDA	Ch$	Monthly	11,663	35,576	47,239	106,745	122,792	488,047	717,584
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	6,448	19,779	26,227	59,466	68,696	180,750	308,912
Cencosud Retail S.A.	81201000-K	BANCO CHILE - LEASING	UF	Semiannual	—	875,202	875,202	1,882,289	—	—	1,882,289
Cencosud Retail S.A.	81201000-K	BANCO BICE - LEASING	UF	Semiannual	—	545,478	545,478	657,599	—	—	657,599
Cencosud Retail S.A.	81201000K	BANCO SANTANDER CHILE S.A. - LEASING	UF	Semiannual	—	140,231	140,231	163,321	—	—	163,321
Cencosud Retail S.A.	81201000-K	INVERSIONES OLYMPUS LTDA.	UF	Monthly	829	2,489	3,318	9,956	16,593	337,294	363,843
Cencosud Retail S.A.	81201000-K	INMOBILIARIA RECOLETA LTDA.	UF	Monthly	813	2,443	3,256	9,770	16,284	558,067	584,121
Cencosud Retail S.A.	81201000-K	INVERSIONES PUNTA BLANCA LTDA.	UF	Monthly	163	488	651	1,954	3,256	397,395	402,605
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	547	1,641	2,188	6,562	10,937	612,055	629,554
Cencosud Retail S.A.	81201000-K	INERSA S.A.	UF	Monthly	979	2,943	3,922	11,771	19,618	476,921	508,310
Cencosud Retail S.A.	81201000K	RVC RENTAS S.A.	UF	Monthly	576	1,732	2,308	6,927	11,545	363,650	382,122
Cencosud Retail S.A.	81201000-K	SEGUROS DE VIDA CRUZ DEL SUR S.A.	UF	Monthly	307	920	1,227	3,683	6,137	1,031,169	1,040,989
Cencosud Retail S.A.	81201000-K	INMOBILIARIA MALL VIÑA DEL MAR S.A.	UF	Monthly	206	618	824	2,470	4,117	982,044	988,631
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	532	1,596	2,128	6,386	10,643	549,709	566,738
Cencosud Retail S.A.	81201000-K	INMOBILIARIA TIERRA SANTA	UF	Monthly	578	1,736	2,314	6,946	11,576	256,637	275,159
Cencosud Retail S.A.	81201000-K	INMOBILIARIA GR CHAMISERO I S.A.	UF	Monthly	331	993	1,324	3,971	6,618	1,210,316	1,220,905
Grandes Superficies de Colombia S.A.	830025638	CENTRO COMERCIAL BULEVAR NIZA	COP	Monthly	19,418	60,007	79,425	173,657	195,453	1,041,083	1,410,193
Grandes Superficies de Colombia S.A.	830025638	FCP INVERLINK	COP	Monthly	34,370	106,210	140,580	307,365	345,941	1,299,082	1,952,388
Grandes Superficies de Colombia S.A.	830025638	COMERCIALIZADORA DE COLECCIONES S.A.	COP	Monthly	72,694	200,830	273,524	—	—	—	—
Grandes Superficies de Colombia S.A.	830025638	SOISAN S.A.	COP	Monthly	252	800	1,052	2,486	3,106	18,339	23,931

				Total	291,268	2,422,625	2,713,893	5,327,300	2,303,736	11,625,607	19,256,643

December 2015

			Current Expiration					Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2015 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2015 ThCh$
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	56,603	169,808	226,411	1,029,423	1,029,423	2,187,546	4,246,392
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	31,730	95,190	126,920	577,069	577,069	1,226,285	2,380,423
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	6,219	18,658	24,877	113,111	113,111	240,363	466,585
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	13,778	41,334	55,112	250,576	250,576	532,480	1,033,632
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	16,236	48,709	64,945	295,286	295,286	627,490	1,218,062
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORÁMICO LTDA	Ch$	Monthly	10,319	31,890	42,209	95,769	112,434	538,211	746,414
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	5,707	17,692	23,399	53,232	62,795	211,382	327,409
Cencosud Retail S.A.	81201000-K	BANCO CHILE — LEASING	UF	Semiannual	—	1,448,359	1,448,359	3,012,203	—	—	3,012,203
Cencosud Retail S.A.	81201000-K	BANCO BICE — LEASING	UF	Semiannual	—	592,666	592,666	1,007,470	—	—	1,007,470
Cencosud Retail S.A.	81201000K	BANCO SANTANDER CHILE S.A. - LEASING	UF	Semiannual	—	143,571	143,571	243,486	—	—	243,486
Cencosud Retail S.A.	81201000-K	INVERSIONES OLYMPUS LTDA.	UF	Monthly	835	2,505	3,340	10,020	16,700	330,542	357,262
Cencosud Retail S.A.	81201000-K	INMOBILIARIA RECOLETA LTDA.	UF	Monthly	813	2,437	3,250	9,751	16,250	545,286	571,287
Cencosud Retail S.A.	81201000-K	INVERSIONES PUNTA BLANCA LTDA.	UF	Monthly	163	487	650	1,951	3,250	386,811	392,012
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	546	1,636	2,182	6,547	10,915	596,806	614,268
Cencosud Retail S.A.	81201000-K	INERSA S.A.	UF	Monthly	979	2,936	3,915	11,745	19,580	467,007	498,332
Cencosud Retail S.A.	81201000K	RVC RENTAS S.A.	UF	Monthly	576	1,728	2,304	6,913	11,520	355,489	373,922
Cencosud Retail S.A.	81201000-K	SEGUROS DE VIDA CRUZ DEL SUR S.A.	UF	Monthly	249	746	995	2,982	4,970	1,007,154	1,015,106
Cencosud Retail S.A.	81201000-K	INMOBILIARIA MALL VIÑA DEL MAR S.A.	UF	Monthly	148	443	591	1,773	2,955	959,049	963,777
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	531	1,593	2,124	6,373	10,620	536,162	553,155
Cencosud Retail S.A.	81201000-K	INMOBILIARIA TIERRA SANTA	UF	Monthly	578	1,733	2,311	6,934	11,555	251,480	269,969
Cencosud Retail S.A.	81201000-K	INMOBILIARIA GR CHAMISERO I S.A.	UF	Monthly	282	847	1,129	3,387	5,645	1,178,133	1,187,165
Grandes Superficies de Colombia S.A.	830025638	CENTRO COMERCIAL BULEVAR NIZA	COP	Monthly	18,304	56,562	74,866	163,688	184,233	1,146,682	1,494,603
Grandes Superficies de Colombia S.A.	830025638	FCP INVERLINK	COP	Monthly	32,397	100,113	132,510	289,721	326,083	1,477,164	2,092,968
Grandes Superficies de Colombia S.A.	830025638	COMERCIALIZADORA DE COLECCIONES S.A.	COP	Monthly	11,127	34,385	45,512	99,506	111,995	4,222,114	4,433,615
Grandes Superficies de Colombia S.A.	830025638	SOISAN S.A.	COP	Monthly	225	715	940	2,226	2,779	19,978	24,983
				Total	208,345	2,816,743	3,025,088	7,301,142	3,179,744	19,043,614	29,524,500

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

g)              Not sell or transfer essential assets that represent more than 30 of its total assets and that place in danger the continuity of its business, unless that sale, cession or transfer is to a subsidiary and to the extent that it jointly and severally undertakes to pay the Bonds;

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

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

e)                       Send the Bondholders’ Representative information on any reduction of its interest in the capital of its Relevant Subsidiaries that are greater than 10 of the capital, as well as any reduction that means losing control of the company once the transaction has taken place;

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

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

e)                       Send the Bondholders’ Representative information on any reduction of its interest in the capital of its Relevant Subsidiaries that are greater than 10 of the capital, as well as any reduction that means losing control of the company once the transaction has taken place;

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

5.                       As established in the debt consolidation agreement signed June 30, 2010, and the rescheduling of such debt signed on March 13, 2014, between Cencosud Retail S.A. as Debtor and Banco del Estado de Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

6.                       As established in the line of credit agreement signed October 04, 2011 between Cencosud S.A. as Debtor and Rabobank Curacao N.V as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)                      Maintain with the rest of the lenders at least the same conditions, guarantees or preferences under this agreement, according to the Chilean law, except for the preferences in favor of the fiscal authority, employees, labor obligations and any other obligation imposed by applicable laws. In the event that conditions of guarantees and / or preferences are granted to other creditors, the same conditions of guarantees and / or preferences must be delivered to the Bank. In addition, in the event that other creditors are granted financial conditions that give them additional protection, the Debtor undertook to deliver the same financial conditions to the Bank, provided that such additional protections are granted to other creditors in a document Subject to Chilean law, and as long as these documents remain in force.

b)                      Not encumber or give guarantee over Assets of Cencosud, except for the mentioned in this agreement.

c)                       Send the Audited Financial Statements under IFRS and its corresponding notes, as soon as they are available, even if they are not in the S.V.S web site. in any case, within sixty and ninety days following the end of each quarter and the business year of Cencosud S.A., respectively.

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

h)                      Inform any modifications to the by-laws within fifteen business bank days, and the granting of new general powers that have or may have an impact on the contract.

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

m)                  To keep accurate accounting records according to the generally accounting principles accepted in Chile

n)                      Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset. The Debtor or any of its affiliates may waive such rights, licenses, permits, trademarks, franchises, concessions or patents, to the extent that this does not imply an Adverse Material Effect.  Especially the debtor will keep the property of the following brands a) Jumbo and b) Paris

o)                      Keep its actual business operations and activities.

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

7.                       As established in the credit agreement signed October 19, 2011 between Cencosud S.A. as Debtor and Scotiabank & Trust (Cayman) LDT as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)                      Send the Audited Financial Statements under IFRS and its corresponding notes, as soon as they are available, even if they are not in the S.V.S web site.

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

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

k)                    Limitation on Liens and Asset Dispositions. (a) The Borrower will not, and will not permit any of its Material Subsidiaries to, sell, assign or otherwise transfer to any Person (other than to the Borrower) any of the Essential Assets, except that the Borrower or any Material Subsidiary may sell, assign or otherwise transfer Essential Assets (x) in the ordinary course its business provided that such sale, assignment or transfer of assets is for at least the fair market value of such assets and (y) outside of the ordinary course of its business for fair value in an aggregate amount not to exceed an amount equal to 10 of the Borrower’s or such Material Subsidiary’s total assets, as the case may be, in any fiscal year and provided that the proceeds of any such sale, assignment or transfer shall be reinvested in the business of the Borrower, or in the case of a sale, assignment or other transfer of Essential Assets by any other Subsidiary, in the business of the Borrower or any other Subsidiary, in each case, within 90 days of receipt thereof. The parties agree that a Material Subsidiary Change in Control shall not qualify as a sale, assignment or transfer of Essential Assets for purposes of this Agreement.

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

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

o)                      Maintain in the consolidated Financial Statements income from the business areas of sales to the detail, administration of commercial centers, real-estate investment and evaluation, grant and credit administration, to an equivalent level, at least, of 67  of the income of exploitation consolidated.

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

11.                As established in the credit agreement signed March 28, 2014 between Cencosud S.A. as Debtor and Banco Santander-Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)                      Submit to the Bank, so soon be possible and in any case in ninety days following the closing date of Financial Statements for each quarter and annuals, to the extent that this information is not available on the SVS’s website or another publicly accessible website, copy of his Financial statements, individual and consolidated, for the period understood in every quarter and understood in the annual exercise, case the latter inside hundred twenty days of the closing and certified by an auditor independent from recognized prestige. These Financial statements will have to be prepared in conformity with IFRS

b)                      Submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-

compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

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

k)                    Limitation on Liens and Asset Dispositions. (a) The Borrower will not, and will not permit any of its Material Subsidiaries to, sell, assign or otherwise transfer to any Person (other than to the Borrower) any of its material Assets, except that the Borrower or any Material Subsidiary may sell, assign or otherwise transfer material Assets (x) in the ordinary course its business provided that such sale, assignment or transfer of assets is for at least the fair market value of such assets and (y) outside of the ordinary course of its business for fair value in an aggregate amount not to exceed an amount equal to 10 of the Borrower’s or such Material Subsidiary’s total assets, as the case may be, in any fiscal year, and provided that, the proceeds of any such sale, assignment or transfer shall be reinvested in the business of the Borrower, or in the case of a sale, assignment or other transfer of Essential Assets by any other Subsidiary, in the business of the Borrower or any other Subsidiary, in each case, within 90 days of receipt thereof. If such proceeds are not reinvested within such 90 day period, the Borrower shall prepay the outstanding principal amount of the Loan in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid, in an amount equal to the net cash proceeds received by the Borrower or any of its Material Subsidiaries in connection with any such sale, lease or transfer.

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

p)                    Limitation on Fundamental Changes. The Borrower will not (a) enter into any transaction of merger, consolidation or amalgamation, unless (i) such transaction of merger, consolidation or amalgamation does not result in a Default or an Event of Default and (ii) in the case of any such transaction of merger, consolidation or amalgamation, the Borrower is the surviving corporation or (b) spin off any of its businesses, Subsidiaries or groups of Assets to any Person other than a Subsidiary except for any spin-offs which do not have a Material Adverse Effect, provided, the Borrower will not enter any such transaction if, after giving effect to such transaction, less than 67 of the Borrower’s consolidated net income would be attributable to income from businesses other than its retail, investment, lending and management businesses.

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

13.                In accordance with the terms of the bond issue agreement entered into between Cencosud S.A. as the “Issuer” and Banco Bice as “Representative of the Bondholders”, dated December 11, 2014 and its subsequent amendments and supplementary deed dated October 20, 2016, by virtue of which it has proceeded to issue bonds “P Series” and “R Series”, the Company, has assumed the following obligations and restrictions:

a)             Accounting, Auditing and Risk Classification Systems. Establish and maintain adequate accounting systems based on IFRS standards or those that replace them, as well as hire and maintain a firm of independent external auditors of recognized national or international prestige and registered in the Register of External Audit Companies which is carried by the SVS, for the examination and analysis of the Financial Statements of the Issuer, in respect of which such signature shall issue an opinion on the thirty-first of December of each year. Likewise, the Issuer must contract and maintain, on a continuous and uninterrupted basis, two risk classifiers enrolled in the Superintendency, pending the maintenance of the Line.

b)             Information delivery. While this Agreement is in force, the Bondholders’ Representative shall be informed of the Issuer’s transactions and financial statements through the reports and background information that the Issuer must provide to the Superintendency and the general public in accordance with the Securities Act. Securities Market and the regulations issued by the Superintendency. The Issuer must inform the Bondholders’ Representative, within the same timeframe in which the Financial Statements must be delivered to the Superintendency, of the fulfillment of the obligations contracted under the Contract, for which it must use the format included as Annex One of the same. In addition, the Issuer shall send to the Bondholders’ Representative copies of the risk classification reports of the issue, no later than the following five Business Days, counted from the receipt of these reports to their private classifiers. Finally, the Issuer undertakes to send to the Bondholders’ Representative, as soon as the event occurs or comes to its attention, all information regarding the breach of any of its obligations assumed under this Agreement.

c)              Operations with Related Persons. Not to carry out, with related persons, operations in conditions that are more unfavorable to the Issuer in relation to those that prevail in the market, as provided in Title XVI of the Public Limited Companies Act.

d)             Financial Ratios: Maintain the following financial relationships on the quarterly Financial Statements, presented in the form and term stipulated in Circular number eighteen hundred and seventy-nine of the twenty-fifth of April of two thousand eight and nine hundred twenty-four of the twenty-four of April of two thousand nine , Of the Superintendency of Securities and Insurance and its amendments or the standard that replaces them: (i) A level of indebtedness, measured on Financial Statements, in which the ratio of other current financial liabilities and other current financial liabilities and other financial liabilities does not Current, less cash and cash equivalent, less current financial assets of the Issuer’s Financial Statements, on the equity attributable to the owners of the parent company, does not exceed twenty times. Likewise, the obligations assumed by the Issuer as collateral, simple guarantor and / or joint liability and those in which they respond directly or indirectly to the obligations of third parties shall be added to the Liability Debt; and (ii) in accordance with the Financial Statements, to maintain assets free of any pledge, mortgage or other liens for an amount equal at least equal to the Issuer’s Liabilities.

e)              Trademarks. Unless expressly stated by the Bondholders’ Representative, authorized by the Extraordinary Meeting of Bondholders, with the votes representing at least fifty-one percent of the Bonds issued in circulation, which releases the Issuer from the obligation Hereinafter, it must maintain directly or through its subsidiaries the ownership of the brands  i) “Jumbo”; and ii) “Paris”.

f)               Contingencies. To record in its accounting records the provisions arising from adverse contingencies that, in the opinion of the Issuer, should be reflected in its accounting records.

g)              Guarantees. Not to grant guarantees, nor to establish as co-signer jointly in favor of third parties, except to Subsidiaries of the Issuer.

h)             Cencosud Retail S.A. ownership. To hold directly or indirectly shares representing at least fifty-one percent of the capital of Cencosud Retail SA, formerly known as Cencosud Supermercados SA, whose main business is the operation of self-service stores, supermarkets, distributors, large stores and Others similar, under the modality of wholesaler or retailer and their respective successors and assigns, as well as of the companies that eventually and in the future control the business areas that the company currently carries out.

i)                 Use of funds. Inform the Representative of the Bondholders of the effective use of the funds arising from the placement of the Bonds corresponding to the line.

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants.

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

(b)             Notwithstanding Section 5.02(a) hereof, the Company or any Subsidiary may issue or assume Indebtedness secured by a Lien which would otherwise be prohibited under Section 5.02(a) hereof or enter into Sale and Leaseback Transactions that would otherwise be prohibited by Section 5.03 hereof; provided that the amount of such Indebtedness or the Attributable Value of such Sale and Leaseback Transaction, as the case may be, together with the aggregate amount (without duplication) of (i) Indebtedness outstanding at such time that was previously incurred pursuant to this Section 5.02(b) by the Company and the Subsidiaries, plus (ii) the Attributable Value of all such Sale and Leaseback Transactions of the Company and the Subsidiaries outstanding at such time that were previously incurred pursuant to this Section 5.02(b) shall not exceed 20 of Consolidated Net Tangible Assets at the time any such Indebtedness is issued or assumed by the Company or any Subsidiary or at the time any such Sale and Leaseback Transaction is entered into.

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

As of December 31, 2016 and 2015, the Company was in compliance with the aforementioned financial debt covenants and managing commitments.

18                                   Trade accounts payable and other payables

The detail of this item as of December 31, 2016 and 2015 is as follows:

		As of December 31,
	Current		Non-current
Account	2016	2015	2016	2015
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payable	1,726,983,368	1,622,571,864	191,397	571,936
Withholdings	199,863,684	233,952,931	4,612,328	3,931,055

Total	1,926,847,052	1,856,524,795	4,803,725	4,502,991

The main suppliers of Cencosud S.A. are as follows: Agrosuper Com. de Alimentos Ltda., Nestlé Chile S.A., Cervec y Malteria Quilmes SAI ,Unilever Chile S.A., Samsung Electronics Chile, Comercial Santa Elena S.A., Unilever Argentina S.A., Empresas Carozzi S.A., Mastellone Hnos. S.A.,  CMPC Tissue S.A.,Watt´s Comercial S.A., Samsung Electronics Colombia, BRF S.A., Sancor Cooperativas Unidas Ltda., LG Electronics Colombia Ltda., LG Electronics Inc. Chile Ltda., Cooperativa Agrícola y  Lechera de la Unión Ltda.,  JBS S.A., Embotelladora Andina S.A., Danone Argentina S.A.

19                                   Provisions and other liabilities

19.1                         Provisions

19.1.1               The composition of this item as of December 31, 2016 and 2015 is as follows:

		As of December 31,
	Current		Non-current
Accruals and provision	2016	2015	2016	2015
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision(1)	10,340,136	12,301,212	58,005,001	65,515,010
Onerous contracts provision(2)	1,439,298	3,340,749	10,251,159	12,673,576

Total	11,779,434	15,641,961	68,256,160	78,188,586

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those that present probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims				Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of December 31,2016	28,708,673	21,405,740	18,230,724	68,345,137	10,340,136	58,005,001
Total as of December 31,2015	40,771,526	21,779,689	15,265,007	77,816,222	12,301,212	65,515,010

Provision By Country	December 31, 2016 ThCh$	December 31,2015 ThCh$
Chile	15,351,464	11,910,013
Argentina	19,260,544	32,492,814
Brazil	29,078,658	26,230,753
Peru	673,291	1,180,867
Colombia	3,981,180	6,001,775
Total Provision	68,345,137	77,816,222

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

(2) Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations.

19.2                         Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2016	77,816,222	16,014,325	93,830,547

Movements in Provisions:
Creation of additional provisions	8,075,575	—	8,075,575
Increase and decrease in existing provisions	578,142	(4,323,868)	(3,745,726)
Application of provision	(12,127,645)	—	(12,127,645)
Reversal of unused provision	(2,504,731)	—	(2,504,731)
Increase (decrease) in foreign exchange rate	(3,492,426)	—	(3,492,426)

Changes in provisions, total	(9,471,085)	(4,323,868)	(13,794,953)

Total provision, closing balance as of December 31, 2016	68,345,137	11,690,457	80,035,594

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2015	99,340,184	20,623,153	119,963,337

Movements in Provisions:
Creation of additional provisions	14,695,645	—	14,695,645
Decrease in existing provisions	(13,713,948)	(4,148,990)	(17,862,938)
Application of provision	(4,780,907)	—	(4,780,907)
Reversal of unused provision	(3,034)	—	(3,034)
Increase (decrease) in foreign exchange rate	(17,721,718)	(459,838)	(18,181,556)

Changes in provisions, total	(21,523,962)	(4,608,828)	(26,132,790)

Total provision, closing balance as of December 31, 2015	77,816,222	16,014,325	93,830,547

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2014	109,180,802	25,448,067	134,628,869

Movements in Provisions:
Creation of additional provisions	15,688,454	—	15,688,454
Decrease in existing provisions	(9,569,206)	(4,410,328)	(13,979,534)
Application of provisions	(11,984,434)	—	(11,984,434)
Reversal of unused provision	(1,836,299)	(414,586)	(2,250,885)
Increase (decrease) in foreign exchange rate	(2,139,133)	—	(2,139,133)

Changes in provisions, total	(9,840,618)	(4,824,914)	(14,665,532)

Total provision, closing balance as of December 31, 2014	99,340,184	20,623,153	119,963,337

20                                   Other non-financial liabilities

The composition of this item as of December 31, 2016 and 2015 is as follows:

	As of December 31,
	2016	2015
	ThCh$	ThCh$
Customer loyalty program	12,477,063	11,409,811
Guarantee deposits	10,312,460	8,223,557
Minimum accrual dividend	357,939	—
Other	3,830,215	1,592,181

Total Other non-financial Liabilities, current	26,977,677	21,225,549

Guarantee deposits	14,256,800	14,174,590
Prepaid Commissions	56,001,514	35,600,722
Other	9,132,117	7,786,725

Total Other non-financial Liabilities, non-current	79,390,431	57,562,037

21                                   Current provisions for employee benefits

21.1 Vacations and bonuses

The composition of this item as of December 31, 2016 and 2015 is as follows:

	As of December 31,
	2016	2015
	ThCh$	ThCh$
Employees’ vacation	61,740,743	58,156,253
Profit sharing and bonuses	44,756,096	39,732,789

Total current provisions for employee benefits	106,496,839	97,889,042

The amount of accrual liabilities for vacations is calculated in accordance with current Chilean legislation on an accrual basis. The bonuses relate to the amount that is paid the following year with respect to compliance with annual targets, which can be estimated reliably.

21.2 Other employee benefits

a)             Description and conditions

Up to the 2016 financial year, the Group contributed to a post-employment and retirement benefit plans in Brazil, which used to be accounted for as defined benefit plan. These plans used to entitle the employees to receive certain benefits and pension payments after the respective vesting periods were fulfilled.

These defined benefits were implemented through pension plans where the company committed to provide benefits in the post-employment period.

During 2016, the early settlement of the obligations to the employees associated with these plans was effected, so that at the end of the year these obligations are no longer maintained.

The benefits on which the Group used to contribute were as follows:

Benefits	Conditions

Pension due to an early retirement	Retirement at age 55 and 5 years of service.
Pension due to disability	1 year of service
Death benefits	1 year of service
Other benefits	Retirement at age 55 and 5 years of service.
Death pension	1 year of enrollment in the benefit plan

The defined benefit plan exposed the Group to risks, such as longevity risk, currency risk, interest rate risk and market (investment) risk.

b)             Funding

The Group had two types of benefit plans in Brazil; a) benefit plan in which employees contribute, and b) benefits in which employees don’t make any contributions.

For plans in which the employees contribute: the contribution is conditioned to the formal adherence to the plan, the employees contribute with a 6% limit of their monthly salary, receiving in exchange an equal contribution from the employer (Cencosud Brazil). Furthermore, the employee receives a return from the plan asset.

Plan assets:

	December 31, 2016				December 31, 2015
Suppliers	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment funds — fixed income	—	—	—	—	1,600,789	—	—	1,600,789
Investments funds — Equity	—	—	—	—	480,591	—	—	480,591

Total	—	—	—	—	2,081,380	—	—	2,081,380

The investment strategy of the plans seeks to maximize the return on investment and minimize risks. Asset allocation entails less exposure to equities in order to resemble market conditions and short-term provisions.

c)              Movement in net defined benefit (asset) liability

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
	ChTh$	ChTh$	ChTh$	ChTh$	ChTh$	ChTh$
Movements	2016	2015	2016	2015	2016	2015
Balance at January 1	2,914,669	1,727,929	(3,031,548)	(1,823,972)	(116,879)	(96,043)

Service cost	27,207	286,550	—	—	27,207	286,550
Interest cost (Income)	34,520	149,627	(48,388)	(385,541)	(13,868)	(235,914)
Included in profit of loss	61,727	436,177	(48,388)	(385,541)	13,339	50,636
Re-measurement loss (gain):
Actuarial loss (gain)
Demographic assumptions	2,669,170	1,143,561	—	—	2,669,170	1,143,561
Financial assumptions	—	—	—	—	—	—
Experience adjustment	—	—	—	—	—	—
Return on plan assets	—	—	(1,516,465)	(623,471)	(1,516,465)	(623,471)
Exchange rates	664,433	(392,998)	(467,712)	399,201	196,721	6,203
Included in OCI	3,333,603	750,563	(1,984,177)	(224,270)	1,349,426	526,293
Contributions paid by employer	—	—	—	(597,765)	—	(597,765)
Early settlement	(6,309,999)	—	4,969,282	—	(1,340,717)	—
Benefits paid	—	—	94,831	—	94,831	—
Total other	(6,309,999)	—	5,064,113	(597,765)	(1,245,886)	(597,765)
Balance at December 31	—	2,914,669	—	(3,031,548)	—	(116,879)

d)             Actuarial assumptions

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages)

Assumptions	31/12/2015
Discount rate	12.58
Inflation	5.0
Salaries growth rate	6.16

e)              Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Defined benefit obligation
December 31, 2016	Increase ThCh$	Decrease ThCh$
Discount rate (0.5 movement)	—	—

	Defined benefit obligation
December 31, 2015	Increase ThCh$	Decrease ThCh$
Discount rate (0.5 movement)	(97,974)	107,669

22                                   Other current and non-current non-financial assets

The composition of the item as of December 31, 2016 and 2015 is as follows:

	As of December 31,
Other non-financial assets, current	2016	2015
	ThCh$	ThCh$
Lease and other guarantee deposits	12,155,652	4,251,300
Pre-paid rent	2,896,243	1,406,997
Pre-paid insurance	8,576,384	8,783,733

Total	23,628,279	14,442,030

	As of December 31,
Other non-financial assets, non-current	2016	2015
	ThCh$	ThCh$
Lease guarantees	10,694,835	7,265,156
Pre-paid rent	41,196,894	24,032,777
Other	443,546	609,836

Total	52,335,275	31,907,769

As of December 31, 2016 and 2015, no significant differences exist between the carrying value of current and non-current non-financial assets, and their fair value.

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

In line with the industry, the Company monitors its capital using a leverage ratio calculation. This ratio is calculated by dividing net financial debt by total equity. The Company defines net financial debt as total financial liabilities (a) less (i) total cash and cash equivalents, (ii) total other financial assets, current and non-current, and (iii) other financial liabilities, current and non-current, from Banco Paris and Banco Peru, (b) plus (i) cash and cash equivalents from Banco Paris and Banco Peru and (ii) total other financial assets, current and non-current, from Banco Paris and Banco Peru. Total financial liabilities is defined as Other financial liabilities, current, plus Other financial liabilities, non-current.

In accordance with the above, the Company combines different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

Management’s strategy for indebtedness is to hold the majority of the Company’s debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total financial liabilities.

In case of increased liquidity needs, the Company may obtain funding primarily through short-term bank borrowings, overdraft lines of credit and by reducing our cash outflows, primarily by reducing or suspending advance payments to suppliers. The Company’s liquidity internal policies are disclosed in Note 3.2.1.7. Liquidity risk.

Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters.

23.1                        Paid-in capital

As of December 31, 2016, the issued and paid shares were 2,862,536,947 (2,828,723,963 as of December 31, 2015).

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

In connection with the share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and the remaining 210,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value. 10% out of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders.

The following table shows the movement of the fully paid shares described above between January 1, 2014 and December 31, 2016

Movement of paid shares	No of shares	Shares Issuances (Th$)	Shares premium (Th$)

Paid shares as of January 1, 2014	2,828,723,963	2,321,380,936	526,633,344
Paid shares as of December 31, 2014	2,828,723,963	2,321,380,936	526,633,344
Paid shares as of January 1, 2015	2,828,723,963	2,321,380,936	526,633,344
Paid shares as of December 31, 2015	2,828,723,963	2,321,380,936	526,633,344
Paid shares as of January 1, 2016	2,828,723,963	2,321,380,936	526,633,344
Stock options issuance 2016	33,812,984	99,183,799	(65,331,247)
Paid shares as of December 31, 2016	2,862,536,947	2,420,564,735	461,302,097

23.2                         Authorized shares

The following table shows the movement of the fully authorized shares between January 1, 2014 and December 31, 2016:

Movement of authorized shares	No of shares
Authorized shares as of January 1, 2014	2,889,022,734
Authorized shares as of January 1, 2015	2,889,022,734
Authorized shares as of December 31, 2015	2,889,022,734
Authorized shares as of January 1, 2016	2,889,022,734
Expired sahres as of April 29, 2016	(13,264,341)
Authorized shares as of December 31, 2016	2,875,758,393

As of December 31, 2016, 13,221,446 issued shares were pending of subscription and payment, of which expiration will be on November 20, 2017. As of December 31, 2015, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 and 33,298,771 were going to expire on April 29, 2016 and November 20, 2017 respectively.

23.3                        Dividends

The dividend distribution policy adopted by Cencosud S.A. establishes the payment of dividends of 30 percent of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

The Board of Directors ordinary session held on March 27, 2015 agreed to propose to the Ordinary Shareholders Meeting, to be held on April 24, 2015, to distribute a dividend of Ch$ 20.59906 per share, chargeable to the 2014 net profits. The shareholders’ meeting approved the proposed dividend, and made clear that the final dividend considers the former payment of an interim dividend of Ch$8 per share paid in December 3, 2014. This final dividend was paid to shareholders from May 13, 2015.

On October 30th, 2015, the Board of Directors agreed on distributing an interim dividend of Ch$16 per share in relation to the profits of 2015. This dividend was paid to the shareholders from December 4, 2015.

On April 29, 2016, the Ordinary Shareholders Meeting agreed on distributing a definitive dividend in relation to the profits of 2015 amounted to Ch$ 73,684,179,628, which represents about to 80.55% of the distributable profit. This also represents a dividend of Ch$ 25.92268 per share. The aforementioned distribution of profits shall be made by: (i) the distribution of an additional dividend in the amount of Ch$ 10 per share, after accounting for plus (ii) the distribution of an interim dividend of Ch$ 16 per share already paid from December 4, 2015.

In addition, the Shareholders Meeting approved an extraordinary dividend in the amount of Ch$ 50 per share, chargeable to retained earnings from previous years, reducing the reserve fund for future dividends amounted to Ch$ 142,122,981,100. The payment of the above dividend will be made from May 17, 2016.

On November 2, 2016, the Board of Directors agreed on distributing an interim dividend of Ch$20 per share in relation to the profits of 2016. This dividend was paid to the shareholders from December 7, 2016.

The company recorded a minimum dividend by Th$Ch$ 357,939 at December 31, 2016. No recognition was done as of December 31, 2015, being that the interim dividend paid during 2015 exceeded the distributable minimum dividend calculated on the 2015 liquid profits.

The total charge to equity as of December 31, 2016 was ThCh$ 227,755,932 (ThCh$ 67,295,731 as of December 31, 2015.

23.4                        Reserves

Reserves are described as follows:

a)                      Revaluation surplus: Corresponds to revaluation of property, plant and equipment items transferred to investment properties during the year as a result of a change in their usage.

b)                      Currency translation reserve: This item includes the exchange rate differences resulted from the conversion of the financial statement of all subsidiaries from their functional currency into the presentation currency of the Group.

c)                       Hedging reserves: This reserve includes the effect of the changes in the fair value of certain financial instruments used as cash flow hedges and deemed as effective. These reserves are transferred to income of the period at the end of the life of the instruments’ contracts when the hedged cash flow is realized.

d)                      Actuarial gain (loss) reserve: This reserve is composed of the actuarial gains (losses) and the effect from the return on the pension plan asset that have been recognized over the past two year in relation to the Company’s pension plan Brazil.

e)                       Shared based payments reserves: This reserve is originated from the share-based compensation options plan for executives of Cencosud S.A. and subsidiaries maintained by the Company.

f)                        Other reserves: The initial balance shows the effect of the elimination of price-level restatement of book-basis capital under IFRS for the transition year. As of December 31, 2016 and December 31, 2015, no significant changes were observed.

Movements of reserves between January 1, 2016 and December 31, 2016 are as follows:

Reserve movement	Revaluation surplus	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2016	—	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)
Change in equity
Increase (decrease) in reserves	18,435,465	(63,537,176)	(134,093,256)	(1,349,426)	—	—	180,544,393
Deferred taxes	(4,182,452)	—	33,708,201	458,805	—	—	29,984,554
Reclassification to profit or loss of reserves	—	—	83,482,367	—	—	—	83,482,367
Reclassification of deferred taxes related to reserves	—	—	(20,035,768)	—	—	—	(20,035,768)
Other comprehensive (loss) profit	14,253,013	(63,537,176)	(36,938,456)	(890,621)	—	—	87,113,240
Transfer from retained earnings	—	—	—	—	7,673,363	—	7,673,363
Decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	—	—	—	—	—	(1,214,296)	(1,214,296)
Non-controlling interests	(865)	265,334				52,597	317,066
Total changes in equity	14,252,148	(63,271,842)	(36,938,456)	(890,621)	7,673,363	(1,161,699)	(80,337,107)
Closing balance of current year, December 31, 2016	14,252,148	(1,250,381,663)	(22,078,872)	(1,120,048)	26,949,962	(53,638,633)	(1,286,017,106)

Movements of reserves between January 1, 2015 and December 31, 2015 are as follows:

Reserve movement	Revaluation surplus	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2015	—	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)
Change in equity
(Decrease) increase in reserves	—	(490,709,278)	203,521,764	(526,293)			(287,713,807)
Deferred taxes	—	—	(46,094,010)	1178,940			(45,915,070)
Reclassification to profit or loss of reserves	—	—	(200,994,052)		`		(200,994,052)
Reclassification of deferred taxes related to reserves	—	—	45,223,662				45,223,662
Other comprehensive (loss) profit	—	(490,709,278)	1,657,364	(347,353)			(489,399,267)
Transfer to (from) retained earnings	—				5,818,354		5,818,354
Non-controlling interests		146,171	—	—	—	—	146,171
Total changes in equity	—	(490,563,107)	1,657,364	(347,353)	5,818,354		(483,434,742)
Closing balance of current year, December 31, 2015	—	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)

Movements of reserves between January 1, 2014 and December 31, 2014 are as follows:

Reserve movement	Revaluation surplus	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves

Initial balance current period January 1, 2014	—	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)
Change in equity
Increase (decrease) in reserves	—	(81,230,563)	132,438,007	(431,191)			50,776,253
Deferred taxes	—		(28,980,512)	146,605			(28,833,907)
Reclassification to profit or loss of reserves	—		(140,229,444)				(140,229,444)
Reclassification of deferred taxes related to reserves	—		29,448,183				29,448,183
Other comprehensive (loss) profit	—	(81,230,563)	(7,323,766)	(284,586)	—	—	(88,838,915)
Transfer from retained earnings	—	—	—	—	2,822,081	—	2,822,081
Increase from changes in ownership interest in subsidiaries that do not result in loss of control	—	—	—	—	—	2,187	2,187
Total changes in equity	—	(81,230,563)	(7,323,766)	(284,586)	2,822,081	2,187	(86,014,647)
Closing balance of current year, December 31, 2014	—	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)

23.5                        Non-controlling interest

Details of the non-controlling shares as of December 31, 2016 and 2015 are as follows:

	Non-controlling Interest Dec 31,	Non-controlling Interest Dec 31,	As of December 31,
Company	2016	2015	2016	2015
	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00004	0.00004	479	415
Mercado Mayorista P y P Ltda.	10.00000	10.00000	93,871	93,871
Easy Retail S.A.	0.07361	0.42500	18,795	324,244
Comercial Food and Fantasy Ltda.	10.00000	10.00000	—	(24,643)
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000	55.00000	(1,608,229)	(1,613,621)
Cencosud Retail S.A.	0.03900	0.03906	231,864	194,291
Jumbo Retail Argentina S.A.	0.07600	0.07600	54,816	91,502

Total			(1,208,404)	(933,941)

	Non- controlling Interest	Non- controlling interest	Non- controlling interest	Results
Company	2016	2015	2014	2016	2015	2014
	%	%	%	ThCh$	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00004	0.00004	0.00004	59	52	24
Cencosud Internacional Ltda.	0.00000	0.00000	0.00000	—	—	1,027
Costanera Center S.A.	0.00000	0.00000	0.00004	—	—	8
Mercado Mayorista P y P Ltda.	0.00000	0.00000	10.00000	—	—	—
Easy Retail S.A.	0.07361	0.42500	0.42500	7,787	57,604	95,558
Comercial Food and Fantasy Ltda.	10.00000	10.00000	10.00000	—	5,748	29,023
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000	55.00000	55.00000	5,392	(46,064)	(881,525)
Cencosud Retail S.A.	0.03900	0.03906	0.03906	45,434	27,476	26,331
Jumbo Retail Argentina S.A.	0.07600	0.07600	0.07600	(16,069)	(802)	(18,800)

Total				42,603	44,014	(748,354)

During 2016 the Company acquired an additional interest in Easy S.A. (Easy S.A. was latterly merged out by incorporation to Easy Retail S.A. as explained in Note 2.4.1). As a result of this transaction an impact of ThCh 1,161,699 attributable to Parent Company´s shareholders was recognized in equity.

24                                  Income

The breakdown of ordinary income is as follows:

	For the year ended December 31,
Income by nature	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Sale of goods	9,909,089,911	10,566,453,580	10,376,295,411
Services rendered(**)	240,691,021	350,524,624	307,290,878
Commission(*)	11,337,059	21,577,463	31,099,176
Interests income	171,883,443	113,541,659	198,169,776
Income from discontinued operation	—	(60,759,616)	(201,825,995)

Total	10,333,001,434	10,991,337,710	10,711,029,246

(*)         Includes revenues from family entertainment centers and customer loyalty program.

(**)  Includes lease revenues from Shopping Centers

100% of the sales made in each country where the Group operates are received in local currency.

24.1                        Agreements between the Group; Banco Colpatria Red Multibanca S.A. (“Colpatria”; )and Banco Bradesco S.A. (“Bradesco”) in its subsidiaries in Colombia and Brazil respectively, collectively, the “Banks”.

The Company entered into agreements with Colpatria and Bradesco wih the purpose to hold the exclusive rights to place and operate a mixed-brand name credit card business in Colombia and Brazil, respectively, as well as the offering of certain financial servicess of these Banks among customers of the Company. Profits or losses (which include interests and commissions, operating and funding costs, provision for uncollectibility risk, administrative and sales expenses and other expenses) are distributed equally between the parties on a quarterly basis.

The Company owns 50% of the credit risk associated with the mentioned credit card business, including defaults in payment and losses

The original contract with Colpatria had an initial term of 5 years since December 16, 2011 and provides for an automatic extension for periods of 1 year. The contract with Bradesco has duration of 16 years, counted from the date of its signature.

The Company entered into 15 year term new contract with Colpatria, beginning on January 1, 2017 involving a one-time payment from Colpatria to Cencosud amounting ThCh$ 19,000,000. Such revenue is to be recognized on an accrual basis during the term of the contract.

Total income from ordinary activities recognized through Colpatria agreement amounted to ThCh $ 3,880,173 and ThCh $ 5,653,587 for the years ended December 31, 2016 and 2015, respectively.

Total income from ordinary activities recognized through Bradesco agreement amounted to ThCh $ 1,919,500 and ThCh $ 5,056,751 for the years ended December 31, 2016 and 2015, respectively.

25                                  Breakdown of significant results

The items by function from the Statements of Income are described as follows in 25.1, 25.2 and 25.3.

	For the year ended December 31,
Expenses by nature of integral income by function	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Cost of sales	7,356,471,437	7,813,225,785	7,827,431,886
Distribution cost	26,817,851	27,869,865	26,653,898
Administrative expenses	2,325,903,847	2,473,335,481	2,274,046,291
Other expenses (*)	170,659,033	174,280,483	182,076,769

Total	9,879,852,168	10,488,711,614	10,310,208,844

(*)         Mainly includes marketing expenses.

25.1                         Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the year ended December 31
	2016	2016	2016	2015	2015	2015	2014	2014	2014
Expenses by	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
nature	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	6,857,704,962	—	6,857,704,962	7,351,891,515	—	7,351,891,515	7,390,481,785	—	7,390,481,785
Other cost of sales	498,766,475	—	498,766,475	481,734,294	(20,400,024)	461,334,270	492,749,104	(55,799,003)	436,950,101
Personnel expenses	1,407,920,316	—	1,407,920,316	1,566,138,658	(8,616,416)	1,557,522,242	1,463,788,463	(37,077,303)	1,426,711,160
Depreciation and amortization	227,713,419	—	227,713,419	219,205,342	(715,030)	218,490,312	202,342,813	(2,299,772)	200,043,041
Distribution cost	26,817,851	—	26,817,851	27,869,865	—	27,869,865	26,653,898	—	26,653,898
Other expenses	170,659,033	—	170,659,033	174,280,483	—	174,280,483	195,747,099	(13,670,330)	182,076,769
Cleaning	72,732,141	—	72,732,141	81,141,367	(23,750)	81,117,617	75,541,300	(70,415)	75,470,885
Safety and security	61,415,993	—	61,415,993	70,546,449	(25,803)	70,520,646	61,630,026	(69,828)	61,560,198
Maintenance	84,015,568	—	84,015,568	89,496,072	(493,522)	89,002,550	87,680,995	(934,684)	86,746,311
Professional fees	80,258,121	—	80,258,121	80,276,695	(687,767)	79,588,928	81,768,457	(2,811,581)	78,956,876
Bags for Customers	19,474,469	—	19,474,469	23,790,414	—	23,790,414	25,258,963	—	25,258,963
Credit card commission	104,245,054	—	104,245,054	105,922,156	(11,352)	105,910,804	89,437,729	—	89,437,729
lease	192,951,505	—	192,951,505	187,290,287	(548,126)	186,742,161	190,337,568	(2,011,677)	188,325,891
Other	75,177,261	—	75,177,261	66,899,255	(6,249,448)	60,649,807	51,719,851	(10,184,614)	41,535,237

Total	9,879,852,168	—	9,879,852,168	10,526,482,852	(37,771,238)	10,488,711,614	10,435,138,051	(124,929,207)	10,310,208,844

25.2                         Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the year ended December 31
	2016	2016	2016	2015	2015	2015	2014	2014	2014
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
Personal Expenses	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	1,137,238,659	—	1,137,238,659	1,234,606,918	(7,755,321)	1,226,851,597	1,161,612,487	(31,847,526)	1,129,764,961
Short-term employee benefits	241,018,372	—	241,018,372	261,573,693	(444,059)	261,129,634	270,153,015	(4,028,624)	266,124,391
Termination benefits	29,663,285	—	29,663,285	69,958,047	(417,036)	69,541,011	32,022,961	(1,201,153)	30,821,808
Total	1,407,920,316	—	1,407,920,316	1,566,138,658	(8,616,416)	1,557,522,242	1,463,788,463	(37,077,303)	1,426,711,160

25.3                         Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

	For the year ended December 31
	2016	2016	2016	2015	2015	2015	2014	2014	2014
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
Depreciation and amortization	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	196,604,897	—	196,604,897	189,855,744	(36,460)	189,819,284	183,863,858	(836,192)	183,027,666
Amortization	31,108,522	—	31,108,522	29,349,598	(678,570)	28,671,028	18,478,955	(1,463,580)	17,015,375
Total	227,713,419	—	227,713,419	219,205,342	(715,030)	218,490,312	202,342,813	(2,299,772)	200,043,041

25.4        Other gains (losses)

	For the year ended December 31
	2016	2016	2016	2015	2015	2015	2014	2014	2014
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
Other gains ( losses)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Gain in the sale of subsidiary and associates	56,809,562	—	56,809,562	61,376,274	61,376,274	—	—	—	—
Goodwill and long lived assets impairment (*)	(2,639,637)	—	(2,639,637)	(116,771,460)	—	(116,771,460)	—	—	—
Sales of Property, plant and equipment	13,517,279	—	13,517,279	11,066,401	—	11,066,401	372,490	—	372,490
Insurance claims	6,562,359	—	6,562,359	—	—	—	1,411,112	—	1,411,112
Additional interest tax	(4,437,693)	—	(4,437,693)	(5,298,267)	—	(5,298,267)	(2,918,407)	—	(2,918,407)
Other net gains and losses	(10,247,806)	—	(10,247,806)	(13,451,395)	—	(13,451,395)	(5,380,175)	—	(5,380,175)
Total	59,564,064	—	59,564,064	(63,078,447)	61,376,274	(124,454,721)	(6,514,980)	—	(6,514,980)

(*) Assets impairment: see note 13.3

25.5                         Other operating income

	For the year ended December 31
	2016	2016	2016	2015	2015	2015	2014	2014	2014
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
Other operating income	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sell Carton & Wraps	3,961,166	—	3,961,166	2,973,184	—	2,973,184	3,761,265	—	3,761,265
Recovery of fees	2,307,693	—	2,307,693	3,267,738	—	3,267,738	2,446,055	—	2,446,055
Increase on revaluation of investment properties	287,519,826	—	287,519,826	198,154,988	—	198,154,988	100,772,615	—	100,772,615
Other Income	7,363,328	—	7,363,328	6,561,199	(436,450)	6,124,749	7,648,335	(190,554)	7,457,781
Total	301,152,013	—	301,152,013	210,957,109	(436,450)	210,520,659	114,628,270	(190,554)	114,437,716

25.6        Financial results

The following is the financial income detailed for the periods ended:

	For the year ended December 31
	2016	2016	2016	2015	2015	2015	2014	2014	2014
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
Other gains ( losses)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other finance income	14,540,360	—	14,540,360	15,070,088	(131,448)	14,938,640	6,968,764	(259,620)	6,709,144

Financial income	14,540,360	—	14,540,360	15,070,088	(131,448)	14,938,640	6,968,764	(259,620)	6,709,144

Bank loan expenses	(127,938,161)	—	(127,938,161)	(130,257,214)	33,329	(130,223,885)	(115,207,662)	98,788	(115,108,874)
Bond debt expenses	(138,118,149)	—	(138,118,149)	(125,424,158)	—	(125,424,158)	(100,627,140)	—	(100,627,140)
Interest on bank loans	(1,018,807)	—	(1,018,807)	(17,487,821)	14,321,221	(3,166,600)	(38,853,766)	38,853,766	—
Valuation of financial derivatives expenses	(16,435,498)	—	(16,435,498)	(223,754)	—	(223,754)	35,478,511	—	35,478,511

Financial Expenses	(283,510,615)	—	(283,510,615)	(273,392,947)	14,354,550	(259,038,397)	(219,210,057)	38,952,554	(180,257,503)

Results from UF indexed bonds in Chile	(13,217,946)	—	(13,217,946)	(18,365,658)	38,046	(18,327,612)	(41,529,164)	4,969,932	(36,559,232)
Results from UF indexed Brazil	(961,058)	—	(961,058)	(2,669,679)	—	(2,669,679)	(6,829,994)	—	(6,829,994)
Results from UF indexed Other	(133,453)	—	(133,453)	(1,011,232)	—	(1,011,232)	3,813,276	—	3,813,276

(Losses) gains from indexation	(14,312,457)	—	(14,312,457)	(22,046,569)	38,046	(22,008,523)	(44,545,882)	4,969,932	(39,575,950)

Financial debt IFC-ABN Argentina	(279,587)	—	(279,587)	(2,533,974)	—	(2,533,974)	(3,250,121)	—	(3,250,121)
Bond debt USA and Peru	37,722,040	—	37,722,040	(102,744,898)	(2,760,915)	(105,505,813)	(38,940,755)	19,198,679	(19,742,076)
Financial debt Peru	(95,841)	—	(95,841)	(3,600,116)	—	(3,600,116)	(1,568,572)	—	(1,568,572)
Financial assets and Financial debt—Colombia	(59,369)	—	(59,369)	(5,102,934)	—	(5,102,934)	150,070	—	150,070

Exchange difference	37,287,243	—	37,287,243	(113,981,922)	(2,760,915)	(116,742,837)	(43,609,378)	19,198,679	(24,410,699)

Financial results total	(245,995,469)	—	(245,995,469)	(394,351,350)	11,500,233	(382,851,117)	(300,396,553)	62,861,545	(237,535,008)

26                                   Corporate income tax

The corporate income tax expense on continuing operations amounts to ThCh$ 191,968,568, ThCh$ 58,540,083, and ThCh$ 125,931,659, for the periods according to the following detail:

Expenses (income) due to income tax, current and	For the year ended December 31,
deferred portions (presentation)	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Total current tax expenses, Net	141,391,562	153,343,805	107,929,567

Deferred tax income (expense) due to taxes arising from the creation and reversal of temporary differences	48,376,627	(97,037,060)	(2,370,924)
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	2,200,379	2,233,338	20,373,016

Total deferred tax expenses, net	50,577,006	(94,803,722)	18,002,092

Income tax expense, net	191,968,568	58,540,083	125,931,659

Expenses (income) due to income tax, by source	For the year ended December 31,
(national, foreign) (presentation)	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Current income tax expense, Net, Foreign	83,510,854	110,735,624	83,895,424

Current income tax expense, Net, Local	57,880,708	42,608,181	24,034,143

Current income tax expense, Net, Total	141,391,562	153,343,805	107,929,567

Deferred income tax expense, Net, Foreign	13,517,519	(101,004,658)	(681,264)

Deferred income tax expense, Net, Local	37,059,487	6,200,936	18,683,356

Deferred income tax expense, Net, Total	50,577,006	(94,803,722)	18,002,092

Tax Expense on continuing operations	191,968,568	58,540,083	125,931,659

Increase in 2016 deferred tax income mainly results from the next following:

a)             Goodwill impairment recognized in 2015 on the Supermarkets — Brazil segment (ThCh$ 38,942,000).

b)             The C-291 taxation ruling issued in Colombia on May 2015, which allows tax payers for future loss carry forward of the CREE tax for (ChTh$ 43,696,915).

c)              Increase in Argentinean deferred tax asset amounting to ThCh$ 54,257,269 (ThCh$ 9,728,574 in 2015)as a result of their investment properties revaluation.

d)             During the third quarter of 2016, Brazil ceased the recognition of deferred tax assets related to carry-loss forward in the amount of ThCh$ 15,114,258.

The CREE is a Colombian National tax which applies over profits and gains obtained by companies which are likely to enrich them. This tax replaced certain wage-based social contributions.

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

Reconciliation of income tax expense using the statutory rate to income tax	For the periods
expense using the effective rate	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Income tax expense using the legal rate	139,143,849	65,368,125	61,398,123

Tax effect of rates in other territories	25,643,921	7,753,808	15,170,940
Tax on non-deductible expenses	4,639,699	2,574,393	7,432,995
Chile - Taxable effects from investment and equity	(1,419,871)	(2,927,916)	(25,080,448)

Colombia - Wealth tax (non-deductible)	2,226,839	2,543,000	—
Deductible expenditures (goodwill)	—	—	39,609,320
Chile — Taxable fair value adjustments related to derivatives and stock options	(4,745,299)	904,335	(642,994)
Chile — Mall Viña sale	11,093,933	—	—
Gains on sale of financial retail	—	(13,015,267)	—
Colombia - Goodwill write off (Mercadefam 2014)	393,953	2,779,000	—
Colombia — CREE tax loss carry forward	—	(43,696,915)	—
Colombia —Presumptive Income rate adjustment 9 (rate 34 and credit 25)	—	—	3,853,344
Tax effect of changes in tax rates	(2,200,379)	(2,233,338)	20,373,016
Non taxable profits from investments accounted for using the equity method	(2,861,902)	(3,135,204)	(1,859,945)
Brazil — Tax losses valuation	15,114,258	7,025,919	—
Chile —not recognized provisional payment on absorbed profits (PPUA)	—	17,251,879	—
Other increase (decrease) for legal tax	4,939,567	17,348,264	5,677,308

Adjustments to tax expenses using the legal rate, total	52,824,719	(6,828,042)	64,533,536

Income tax expense using the effective rate	191,968,568	58,540,083	125,931,659

Main components of effective tax rate reconciliation include:

i.             During the third quarter of 2016 Brazil has ceased the recognition of deferred tax asset over carry forward losses amounted to ChTh$ 15,114,258.

ii.          Mall Viña gain from sale is non-taxable. Effective rate effect amounted to ThCh $11,093,933.

Other increase (decrease) line is mainly affected by the next Colombian and Brazilian matters:

i.             Colombia: An increase of the assets tax from 5.4% to 7.2% was effective sinde 2016. Alternative taxable basis caused a disminishing of this item.

ii.          Brazil: Reversal of deferred taxed related to tax contingencies which expired during 2016.

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

c)                                 Rate of income tax.

Chile

The current income tax rate in Chile that affects the Company is 24%. Under the 2014 enacted tax law, the income tax rate will be  21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, based on the adoption of the partially integrated system. The Income Tax System adopted by Cencosud was the partially integrated system.

Any other later effects have been recognized within the income statement.

Foreign subsidiaries

The rates that affect its foreign subsidiaries are: 35% in Argentina, 40% in Colombia (39% in 2015), 29.5% in Peru (28% in 2015) and 34% in Brazil. Peru published a taxation reform on December 10, 2016 (law Nº 30.296) which envisaged gradual reduction in taxes from the current 30% to 28% in 2015-2016, 27% in 2017-2018, and 26% from 2019 onwards. The mentioned reduction will not have any effect; being that Legislative Decree No. 1261 published on December 10, 2016 contemplates a rate of 29.5% effective from the 2016 financial year.

In addition, law 1,739 modified the income tax for equity “CREE” tax from a rate of 8% to 9%, beginning since 2016 financial year. Additional 5%, 6%, 8% and 9% rates were established in a temporary way for the 2015, 2016, 2017 y 2018 financial years respectively.

27                                   Earnings per share

The basic earnings per share is calculated dividing the profits attributable to the Company shareholders among the weighted average of the common shares circulating during the year, excluding any common shares acquired by the Company and held as treasury shares.

	For the year ended December 31,
Basic Earnings per Share	2016	2015	2014
Profit from continuing operations attributable to controlling shareholders	387,754,867	161,323,912	152,233,031
Profit from discontinued operations attributable to controlling shareholders	—	70,616,993	12,661,641

Available income for common shareholders, basic	387,754,867	231,940,905	164,894,672

Weighted average of share number, basic	2,862,536,947	2,828,723,963	2,828,723,963
Earnings per share from continued operations, basic	135.5	57.0	53.8
Earnings per share from discontinued operations, basic	0.0	25.0	4.5

The basic earnings per share are calculated by dividing profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

The diluted earnings per share are calculated dividing the profits attributable to the Company’s shareholders by the weighted-average of common shares that would be issued if all common shares were converted with diluting effects.

	For the year ended December 31,
Basic Earnings per Share, diluted	2016	2015	2014
Profit from continuing operations attributable to controlling shareholders	387,754,867	161,323,912	152,233,031
Profit from discontinued operations attributable to controlling shareholders	—	70,616,993	12,661,641

Available income for common shareholders, diluted	387,754,867	231,940,905	164,894,672

Weighted average of share number, diluted	2,862,536,947	2,864,250,897	2,828,723,963
Earnings per share from continued operations, diluted	135.5	56.3	53.8
Earnings per share from discontinued operations, diluted	—	24.7	4.5

The diluted earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average of common shares that would be issued on the conversion of all dilutive potential ordinary shares are dilutive.

	For the year ended December 31,
Reconciliation of basic and diluted shares	2016	2015	2014

Weighted average number of shares, basic	2,862,536,947	2,828,723,963	2,828,723,963
Increase in shares from share-based compensation plans	—	35,526,934	—

Weighted average number of shares, diluted	2,862,536,947	2,864,250,897	2,828,723,963

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

28.1                         Segmentation criteria

For management purposes, the Company is organized in five reportable segments: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The reportable segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10 of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the reportable segment “Support services, financing, adjustments and other”.

28.2                         Regional information by segment

The information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the years ended December 31, 2016, 2015 and 2014 in thousands of Chilean pesos, is the following:

Regional information, by segment

Consolidated statement of profit and losses For the year ended December 31, 2016	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated	Discontinued
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	7,487,810,013	238,722,047	1,294,348,447	1,126,931,451	177,683,116	7,506,360	10,333,001,434	—
Cost of sales	(5,600,464,369)	(31,110,450)	(849,368,178)	(810,966,512)	(59,818,180)	(4,743,748)	(7,356,471,437)	—

Gross Margin	1,887,345,644	207,611,597	444,980,269	315,964,939	117,864,936	2,762,612	2,976,529,997	—

Other revenues by function	10,002,717	289,829,520	722,070	1,361,259	12,495	(776,048)	301,152,013	—
Sales, general and administrative expenses	(1,620,570,006)	(31,097,653)	(321,878,612)	(292,372,078)	(53,538,638)	(203,923,744)	(2,523,380,731)	—
Financial expenses and income, net	—	—	—	—	—	(268,970,255)	(268,970,255)	—
Participation in profit or loss of equity method associates	124,043	—	—	—	11,772,121	—	11,896,164	—
Exchange differences	—	—	—	—	—	37,287,243	37,287,243	—
Losses from Indexation	—	—	—	—	—	(14,312,457)	(14,312,457)	—
Other gains (Losses), net	5,203,779	1,358,580	—	—	—	53,001,705	59,564,064	—
Income tax charge	—	—	—	—	—	(191,968,568)	(191,968,568)	—
Profit attributable to Non-controlling interests	—	—	—	—	—	—	—

Profit (loss)	282,106,177	467,702,044	123,823,727	24,954,120	76,110,914	(586,899,512)	387,797,470	—

Profit (loss) from continuing operations	282,106,177	467,702,044	123,823,727	24,954,120	76,110,914	(586,899,512)	387,797,470	—
Profit (loss) from discontinued operations attributable to owners of the Company	—	—	—	—	—	—	—	—
Profit (loss) of atribuible to non-controlling interest	—	—	—	—	—	(42,603)	(42,603)	—
Profit for the year attributable to shareholders, Total	282,106,177	467,702,044	123,823,727	24,954,120	76,110,914	(586,942,115)	387,754,867	—
Depreciation and amortization	145,114,047	6,395,488	24,492,090	30,128,018	5,718,133	15,865,643	227,713,419	—

Regional information, by segment

Consolidated statement of profit and losses For the year ended December 31, 2015	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated	Discontinued
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	8,045,566,155	248,025,700	1,469,245,715	1,051,641,710	165,819,835	11,038,595	10,991,337,710	60,759,616
Cost of sales	(6,014,367,110)	(33,983,830)	(962,485,095)	(749,412,484)	(49,275,553)	(3,701,713)	(7,813,225,785)	(20,400,024)

Gross Margin	2,031,199,045	214,041,870	506,760,620	302,229,226	116,544,282	7,336,882	3,178,111,925	40,359,592

Other revenues by function	8,467,569	198,510,652	288,273	1,235,475	32,713	1,985,977	210,520,659	436,450
Sales, general and administrative expenses	(1,723,848,849)	(25,126,550)	(360,203,432)	(280,692,906)	(60,488,548)	(225,125,544)	(2,675,485,829)	(17,371,214)
Financial expenses and income, net	—	—	—	—	14,223,102	(258,322,859)	(244,099,757)	(14,223,102)
Participation in profit or loss of equity method associates	132,852	8,291,299	—	—	5,642,941	—	14,067,092	—
Exchange differences	—	—	—	—	(2,760,915)	(113,981,922)	(116,742,837)	2,760,915
Losses from Indexation	—	—	—	—	38,046	(22,046,569)	(22,008,523)	(38,046)
Other gains (Losses), net	—	—	—	—	(61,376,274)	(63,078,447)	(124,454,721)	61,376,274
Income tax charge	—	—	—	—	2,683,876	(61,223,959)	(58,540,083)	(2,683,876)
Profit attributable to Non-controlling interests	—	—	—	—	—	—	—	—

Profit (loss)	315,950,617	395,717,271	146,845,461	22,771,795	85,156,216	(734,456,441)	231,940,905	70,616,993
Profit (loss) from continuing operations	315,950,617	395,717,271	146,845,461	22,771,795	14,539,223	(734,456,441)	161,367,926	—
Profit (loss) from discontinued operations attributable to owners of the Company	—	—	—	—	70,616,993	—	70,616,993	70,616,993
Profit (loss) of atribuible to non-controlling interest	—	—	—	—	—	(44,014)	(44,014)	—

Profit for the year attributable to shareholders, Total	315,950,617	395,717,271	146,845,461	22,771,795	85,156,216	(734,500,455)	231,940,905	70,616,993
Depreciation and amortization	131,945,572	7,970,491	26,834,291	32,985,941	2,695,820	16,058,197	218,490,312	715,030

Consolidated statement of profit and losses For the year ended December 31, 2014	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated	Discontinued
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	8,159,236,907	214,849,681	1,225,616,059	991,442,445	117,678,894	2,205,260	10,711,029,246	201,825,995
Cost of sales	(6,216,769,021)	(28,028,570)	(800,341,557)	(741,279,355)	(39,046,459)	(1,966,924)	(7,827,431,886)	(55,799,003)

Gross Margin	1,942,467,886	186,821,111	425,274,502	250,163,090	78,632,435	238,336	2,883,597,360	146,026,992

Other revenues by function	9,212,081	100,845,534	725,300	1,730,198	(6)	1,924,609	114,437,716	190,554
Sales, general and administrative expenses	(1,662,113,333)	(27,620,981)	(302,797,111)	(258,903,578)	(39,677,703)	(191,664,252)	(2,482,776,958)	(69,130,204)
Financial expenses and income, net	—	—	—	—	—	(173,548,359)	(173,548,359)	(38,692,934)
Participation in profit or loss of equity method associates	36,241	6,171,965	—	—	—	—	6,208,206	—
Exchange differences	—	—	—	—	—	(24,410,699)	(24,410,699)	(19,198,679)
Losses from Indexation	—	—	—	—	—	(39,575,950)	(39,575,950)	(4,969,932)
Other gains (Losses), net	—	—	—	2,434,854	—	(8,949,834)	(6,514,980)	35,340
Income tax charge	—	—	—	—	—	(125,931,659)	(125,931,659)	(1,599,496)

Profit (loss)	289,602,875	266,217,629	123,202,691	(4,575,436)	38,954,726	(561,917,808)	151,484,677	12,661,641
Profit (loss) from continuing operations	289,602,875	266,217,629	123,202,691	(4,575,436)	38,954,726	(561,917,808)	151,484,677	—
Profit (loss) from discontinued operations attributable to owners of the Company	—	—	—	—	12,661,641	—	12,661,641	12,661,641
Profit (loss) of atribuible to non-controlling interest	—	—	—	—	—	748,354	748,354	—

Profit for the year attributable to shareholders, Total	289,602,875	266,217,629	123,202,691	(4,575,436)	51,616,367	(561,169,454)	164,894,672	12,661,641
Depreciation and amortization	134,505,152	5,487,636	20,362,503	26,429,194	1,942,336	11,316,220	200,043,041	(2,299,772)

The Company controls the results of each of the reportable segments at the level of revenues, gross margin, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated as they are centrally managed.

The financing policy of the Group has been historically obtaining funding and managing these resources through the Holding Company Cencosud S.A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

Certain figures presented of the consolidated financial statements of the Group as of December 31, 2014 and December 31, 2015 in the segment information have been reallocated based on the presentation shown on the consolidated financial statement as of December 31, 2016. These reallocations did not affect net profit or net equity, and mainly refer to “Sales, general an administrative expenses” from Argentinean administrative supporting outgoings such as back office areas and corporate expenditures, that were previously presented as part of our business segments; and are now allocated under “Support services, financing adjustment and Others” segment. Those 2015 and 2014 expenditures reallocations related to “Sales, general and administrative expenses” from Argentina are presented in detail as follows:

Detailed reallocations from administrative expeditures in Argentina Previously reported for the year ended December 31, 2015	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discomtinued operation finacial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales, general and administrative expenses	(1,722,350,594)	(40,442,523)	(398,609,716)	(280,692,906)	(65,294,285)	(168,095,805)	(2,675,485,829)	(17,371,214)

Profit for the year attributable to shareholders, Total	317,448,872	380,401,298	108,439,177	22,771,795	80,350,479	(677,470,716)	231,940,905	70,616,993

Rellocating amounts from businees segments	(1,498,255)	15,315,973	38,406,284	—	4,805,737	(57,029,739)	—	—

Rellocated figures for the year ended December 31, 2015

Sales, general and administrative expenses	(1,723,848,849)	(25,126,550)	(360,203,432)	(280,692,906)	(60,488,548)	(225,125,544)	(2,675,485,829)	(17,371,214)

Profit for the year attributable to shareholders, Total	315,950,617	395,717,271	146,845,461	22,771,795	85,156,216	(734,500,455)	231,940,905	70,616,993

Detailed reallocations from administrative expeditures in Argentina Previously reported for the year ended December 31, 2014	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discomtinued operation finacial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales, general and administrative expenses	(1,662,113,333)	(34,477,086)	(327,214,081)	(258,903,578)	(42,531,877)	(157,537,003)	(2,482,776,958)	(69,130,204)

Profit for the year attributable to shareholders, Total	289,602,875	259,361,524	98,785,721	(4,575,436)	48,762,193	(527,042,205)	164,894,672	12,661,641

Rellocating amounts from businees segments	—	6,856,105	24,416,970	—	2,854,174	(34,127,249)	—	—

Rellocated figures for the year ended December 31, 2014

Sales, general and administrative expenses	(1,662,113,333)	(27,620,981)	(302,797,111)	(258,903,578)	(39,677,703)	(191,664,252)	(2,482,776,958)	(69,130,204)

Profit for the year attributable to shareholders, Total	289,602,875	266,217,629	123,202,691	(4,575,436)	51,616,367	(561,169,454)	164,894,672	12,661,641

28.3                         Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the year ended December 31, 2016	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discomtinued operation finacial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	2,616,197,933	139,407,770	520,223,540	1,058,840,744	1,788,108	6,046,477	4,342,504,572	—
Cost of sales	(1,954,429,331)	(13,816,589)	(368,969,099)	(756,626,013)	82,031	(880,557)	(3,094,639,558)	—
Gross margin	661,768,602	125,591,181	151,254,441	302,214,731	1,870,139	5,165,920	1,247,865,014	—

Argentina
Ordinary income, total	1,633,149,171	70,369,944	710,380,433	—	111,093,110	3,997,502	2,528,990,160	—
Cost of sales	(1,113,209,230)	(14,170,137)	(432,541,669)	—	(32,657,917)	(3,100,424)	(1,595,679,377)	—
Gross margin	519,939,941	56,199,807	277,838,764	—	78,435,193	897,078	933,310,783	—

Brazil
Ordinary income, total	1,587,848,913	—	—	—	1,919,500	—	1,589,768,413	—
Cost of sales	(1,243,652,774)	—	—	—	—	—	(1,243,652,774)	—
Gross margin	344,196,139	—	—	—	1,919,500	—	346,115,639	—

Peru
Ordinary income, total	838,634,911	20,000,788	—	68,090,707	59,002,225	1,257,144	986,985,775	—
Cost of sales	(640,310,661)	(2,868,605)	—	(54,340,499)	(27,242,099)	(785,153)	(725,547,017)	—
Gross margin	198,324,250	17,132,183	—	13,750,208	31,760,126	471,991	261,438,758	—

Colombia
Ordinary income, total	811,979,085	8,943,545	63,744,474	—	3,880,173	(3,794,763)	884,752,514	—
Cost of sales	(648,862,373)	(255,119)	(47,857,410)	—	(195)	22,386	(696,952,711)	—
Gross margin	163,116,712	8,688,426	15,887,064	—	3,879,978	(3,772,377)	187,799,803	—

Total
Ordinary income, total	7,487,810,013	238,722,047	1,294,348,447	1,126,931,451	177,683,116	7,506,360	10,333,001,434	—
Cost of sales	(5,600,464,369)	(31,110,450)	(849,368,178)	(810,966,512)	(59,818,180)	(4,743,748)	(7,356,471,437)	—
Gross margin	1,887,345,644	207,611,597	444,980,269	315,964,939	117,864,936	2,762,612	2,976,529,997	—

Gross margin by country and segment

For the year ended December 31, 2015	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discomtinued operation finacial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	2,504,713,626	134,018,301	494,849,395	992,691,705	3,074,321	6,534,280	4,135,881,628	(60,759,616)
Cost of sales	(1,875,988,752)	(8,140,179)	(352,579,420)	(701,962,095)	466,379	(213,642)	(2,938,417,709)	20,400,024
Gross margin	628,724,874	125,878,122	142,269,975	290,729,610	3,540,700	6,320,638	1,197,463,919	(40,359,592)

Argentina
Ordinary income, total	2,154,753,159	86,133,535	910,919,861	—	103,033,874	6,036,371	3,260,876,800	—
Cost of sales	(1,475,306,215)	(22,581,382)	(561,595,409)	—	(28,560,852)	(3,154,118)	(2,091,197,976)	—
Gross margin	679,446,944	63,552,153	349,324,452	—	74,473,022	2,882,253	1,169,678,824	—

Brazil
Ordinary income, total	1,677,542,981	—	—	—	5,056,751	—	1,682,599,732	—
Cost of sales	(1,316,967,292)	—	—	—	—	—	(1,316,967,292)	—
Gross margin	360,575,689	—	—	—	5,056,751	—	365,632,440	—

Peru
Ordinary income, total	867,510,854	18,866,958	—	58,950,005	49,001,302	892,452	995,221,571	—
Cost of sales	(673,489,862)	(2,961,767)	—	(47,450,389)	(21,181,144)	(707,482)	(745,790,644)	—
Gross margin	194,020,992	15,905,191	—	11,499,616	27,820,158	184,970	249,430,927	—

Colombia
Ordinary income, total	841,045,535	9,006,906	63,476,459	—	5,653,587	(2,424,508)	916,757,979	—
Cost of sales	(672,614,989)	(300,502)	(48,310,266)	—	64	373,529	(720,852,164)	—
Gross margin	168,430,546	8,706,404	15,166,193	—	5,653,651	(2,050,979)	195,905,815	—

Total
Ordinary income, total	8,045,566,155	248,025,700	1,469,245,715	1,051,641,710	165,819,835	11,038,595	10,991,337,710	(60,759,616)
Cost of sales	(6,014,367,110)	(33,983,830)	(962,485,095)	(749,412,484)	(49,275,553)	(3,701,713)	(7,813,225,785)	20,400,024
Gross margin	2,031,199,045	214,041,870	506,760,620	302,229,226	116,544,282	7,336,882	3,178,111,925	(40,359,592)

For the year ended December 31, 2014	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discomtinued operation finacial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	2,354,805,121	120,733,606	465,520,212	952,203,421	329,538	(1,030,905)	3,892,560,993	201,825,995
Cost of sales	(1,766,081,982)	(7,302,377)	(329,587,879)	(707,454,394)	(260,542)	(515,869)	(2,811,203,043)	(55,799,003)
Gross margin	588,723,139	113,431,229	135,932,333	244,749,027	68,996	(1,546,774)	1,081,357,950	146,026,992

Argentina
Ordinary income, total	1,813,585,714	66,588,613	692,925,000	—	62,597,052	8,122,804	2,643,819,183	—
Cost of sales	(1,257,008,623)	(18,675,802)	(420,660,060)	—	(16,245,764)	(2,001,227)	(1,714,591,476)	—
Gross margin	556,577,091	47,912,811	272,264,940	—	46,351,288	6,121,577	929,227,707	—

Brazil
Ordinary income, total	2,154,312,700	—	—	—	3,842,801	—	2,158,155,501	—
Cost of sales	(1,733,475,746)	—	—	—	—	—	(1,733,475,746)	—
Gross margin	420,836,954	—	—	—	3,842,801	—	424,679,755	—

Peru
Ordinary income, total	836,676,581	17,438,146	—	39,239,024	42,814,446	835,932	937,004,129	—
Cost of sales	(653,144,482)	(1,678,214)	—	(33,824,961)	(22,540,153)	693,161	(710,494,649)	—
Gross margin	183,532,099	15,759,932	—	5,414,063	20,274,293	1,529,093	226,509,480	—

Colombia
Ordinary income, total	999,856,791	10,089,316	67,170,847	—	8,095,057	(5,722,571)	1,079,489,440	—
Cost of sales	(807,058,188)	(372,177)	(50,093,618)	—	—	(142,989)	(857,666,972)	—
Gross margin	192,798,603	9,717,139	17,077,229	—	8,095,057	(5,865,560)	221,822,468	—

Total
Ordinary income, total	8,159,236,907	214,849,681	1,225,616,059	991,442,445	117,678,894	2,205,260	10,711,029,246	201,825,995
Cost of sales	(6,216,769,021)	(28,028,570)	(800,341,557)	(741,279,355)	(39,046,459)	(1,966,924)	(7,827,431,886)	(55,799,003)
Gross margin	1,942,467,886	186,821,111	425,274,502	250,163,090	78,632,435	238,336	2,883,597,360	146,026,992

28.4                         Regional information by segment: Total assets

At December 31, 2016	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	181,727,680	4,377,803	13,760,047	2,246,159	1,008,517	72,098,797	275,219,003
Other financial assets, current	—	—	—	—	—	219,988,622	219,988,622
Other non-financial assets, current	7,618,030	758,065	1,541,496	1,014,364	11,070,047	1,626,277	23,628,279
Trade receivables and other receivables	291,088,879	30,693,990	68,693,890	30,059,294	420,662,271	25,941,353	867,139,677
Receivables due from related parties, current	37,222	—	—	—	28,950,954	—	28,988,176
Inventory	700,985,806	—	254,992,540	193,307,668	—	—	1,149,286,014
Current tax assets	16,633,102	2,090,444	3,647,748	13,803,843	3,722,153	34,238,357	74,135,647
Assets held for sale, current	17,886,465	—	—	—	—	39,237,407	57,123,872
Total current assets	1,215,977,184	37,920,302	342,635,721	240,431,328	465,413,942	393,130,813	2,695,509,290

Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	287,360,674	287,360,674
Other non-financial assets, non-current	40,549,624	7,677,318	2,390,633	1,707,428	10,083	189	52,335,275
Trade receivables and other receivables, non-current	3,100,863	—	8,792,843	—	—	—	11,893,706
Equity method investments	989,721	—	—	—	199,737,813	—	200,727,534
Intangible assets other than goodwill	195,476,999	418,055	11,146,455	160,203,723	159,887	40,762,995	408,168,114
Goodwill	1,207,776,321	31,472,874	2,605,322	138,159,463	52,305,509	—	1,432,319,489
Property, plant and equipment	1,546,905,547	470,346,933	284,046,215	248,862,284	2,827,945	25,804,649	2,578,793,573
Investment property	—	2,081,694,027	—	—	—	—	2,081,694,027
Income tax assets, non-current	77,993,287	194,325	669,273	4,509,476	—	10,089	83,376,450
Deferred income tax assets	—	—	—	—	—	616,579,356	616,579,356

Total non-current assets	3,072,792,362	2,591,803,532	309,650,741	553,442,374	255,041,237	970,517,952	7,753,248,198

Total Assets	4,288,769,546	2,629,723,834	652,286,462	793,873,702	720,455,179	1,363,648,765	10,448,757,488

At December 31, 2015	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	189,911,013	10,655,476	10,099,524	27,667,723	2,260,803	27,680,587	268,275,126
Other financial assets, current	—	—	—	—	—	254,850,725	254,850,725
Other non-financial assets, current	7,383,625	1,727,010	2,162,422	1,105,427	137,474	1,926,072	14,442,030
Trade receivables and other receivables	297,479,644	46,051,513	64,122,155	41,321,666	361,279,198	9,585,207	819,839,383
Receivables due from related parties, current	—	—	—	—	—	14,851,194	14,851,194
Inventory	663,154,474	—	217,175,404	187,979,455	—	—	1,068,309,333
Current tax assets	4,040,401	2,203,113	2,864,949	9,445,277	1,173,773	41,469,536	61,197,049
Assets held for sale, current	—	—	—	—	—	—	—
Total current assets	1,161,969,157	60,637,112	296,424,454	267,519,548	364,851,248	350,363,321	2,501,764,840

Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	421,532,586	421,532,586
Other non-financial assets, non-current	—	—	—	—	—	31,907,769	31,907,769
Trade receivables and other receivables, non-current	16,450,570	7,218	79,248	—	14,268,191	191,625	30,996,852
Equity method investments	907,728	55,575,262	—	—	195,044,515	—	251,527,505
Intangible assets other than goodwill	200,638,822	163,082	10,290,743	156,587,317	4,022,963	30,046,490	401,749,417
Goodwill	1,166,022,412	31,499,291	3,705,397	138,159,463	52,305,509	—	1,391,692,072
Property, plant and equipment	1,706,820,173	389,750,103	317,911,465	263,934,396	3,315,863	29,758,630	2,711,490,630
Investment property	—	1,807,095,204	—	—	—	—	1,807,095,204
Income tax assets, non-current	—	—	—	—	—	8,854,347	8,854,347
Deferred income tax assets	—	—	—	—	—	552,114,088	552,114,088

Total non-current assets	3,090,839,705	2,284,090,160	331,986,853	558,681,176	268,957,041	1,074,405,535	7,608,960,470

Total Assets	4,252,808,862	2,344,727,272	628,411,307	826,200,724	633,808,289	1,424,768,856	10,110,725,310

28.5                         Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at December 31, 2016	Supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Trade accounts payable and other payables	1,294,692,757	35,089,329	273,630,631	246,827,811	39,764,889	36,841,635	1,926,847,052

Regional information by segment Current assets and liabilities at December 31, 2015	Supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Trade accounts payable and other payables	1,244,291,150	38,229,357	251,243,590	260,408,188	37,795,722	24,556,788	1,856,524,795

28.6                         Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

At December 31, 2016	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,779,856,500	1,411,985,049	1,431,919,219	1,240,938,778	1,584,057,942	10,448,757,488
Total liabilities	4,202,937,399	813,235,515	530,551,320	403,728,564	414,252,955	6,364,705,753
Net investment	885,649,473	655,906,732	781,437,358	693,076,414	1,067,981,758	4,084,051,735
Percentage of equity	14.1	14.7	22.1	20.5	28.6	100.0

At December 31, 2015
Total assets	4,848,797,914	1,242,359,909	1,165,419,318	1,277,031,996	1,577,116,173	10,110,725,310
Total liabilities	4,182,284,401	693,797,284	472,091,927	397,106,480	394,633,400	6,139,913,492
Net investment	855,443,631	690,663,761	690,694,802	717,680,431	1,016,329,193	3,970,811,818
Percentage of equity	16.8	13.8	17.5	22.2	29.8	100.00

28.7                         Regional information, including intersegments is as follows:

	For the year ended December 31, 2016
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	7,487,810,013	—	7,487,810,013
Shopping	361,495,808	122,773,761	238,722,047
Home Improvement	1,294,885,208	536,761	1,294,348,447
Department stores	1,126,931,451	—	1,126,931,451
Financial Services	177,683,116	—	177,683,116
Others	7,506,360	—	7,506,360

TOTAL	10,456,311,956	123,310,522	10,333,001,434

	For the year ended December 31, 2015
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	8,045,566,155	—	8,045,566,155
Shopping	394,197,230	146,171,530	248,025,700
Home Improvement	1,471,430,410	2,184,695	1,469,245,715
Department stores	1,051,641,710	—	1,051,641,710
Financial Services	165,819,835	—	165,819,835
Others	11,038,595	—	11,038,595

TOTAL	11,139,693,935	148,356,225	10,991,337,710

	For the year ended December 31, 2014
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	8,159,236,907	—	8,159,236,907
Shopping	354,270,879	139,421,198	214,849,681
Home Improvement	1,232,202,692	6,586,633	1,225,616,059
Department stores	991,442,445	—	991,442,445
Financial Services	319,504,889	—	319,504,889
Financial Services (discontinued operations)	(201,825,995)	—	(201,825,995)
Others	2,205,260	—	2,205,260

TOTAL	10,857,037,077	146,007,831	10,711,029,246

28.8                         Non-current assets by country

At December 31, 2016	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	23,356,132	7,663,639	19,431,481	1,877,863	6,160	52,335,275
Trade receivables and other receivables	—	8,815,714	3,077,992	—	—	11,893,706
Equity Method investments	199,737,813	—	—	989,721	—	200,727,534
Intangible assets other than goodwill	219,352,035	9,823,814	64,145,345	106,901,729	7,945,191	408,168,114
Goodwill	246,378,878	1,467,433	397,062,475	264,355,612	523,055,091	1,432,319,489
Property Plant and Equipment	1,107,174,199	212,741,017	340,287,996	355,639,693	562,950,668	2,578,793,573
Investment Property	1,531,658,588	323,482,594	—	197,264,575	29,288,270	2,081,694,027
Income tax assets, non-current	4,852,774	5,409,578	73,114,098	—	—	83,376,450

Non -current assets—Total	3,332,510,419	569,403,789	897,119,387	927,029,193	1,123,245,380	6,849,308,168

At December 31, 2015	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,390,011	4,464,185	—	2,047,413	6,160	31,907,769
Trade receivables and other receivables	9,657,812	5,026,352	16,312,688	—	—	30,996,852
Equity Method investments	250,619,777	—	—	907,728	—	251,527,505
Intangible assets other than goodwill	211,149,130	14,676,994	55,464,964	111,421,733	9,036,596	401,749,417
Goodwill	246,378,878	2,593,925	343,976,582	275,687,596	523,055,091	1,391,692,072
Property Plant and Equipment	1,165,259,184	261,376,733	315,071,707	372,374,780	597,408,226	2,711,490,630
Investment Property	1,367,201,015	216,225,818	—	196,505,533	27,162,838	1,807,095,204
Income tax assets, non-current	7,997,053	857,294	—	—	—	8,854,347

Non -current assets—Total	3,283,652,860	505,221,301	730,825,941	958,944,783	1,156,668,911	6,635,313,796

At December 31, 2014	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,929,866	6,211,511	—	1,725,040	7,000	33,873,417
Trade receivables and other receivables	11,092,704	3,760,685	19,923,966	—	—	34,777,355
Equity Method investments	51,495,487	—	—	752,427	—	52,247,914
Intangible assets other than goodwill	191,711,948	14,880,200	75,035,961	107,805,013	11,109,058	400,542,180
Goodwill	246,378,878	3,359,143	569,584,936	268,644,820	594,380,786	1,682,348,563
Property Plant and Equipment	1,190,341,063	336,413,924	404,896,191	369,333,777	708,743,501	3,009,728,456
Investment Property	1,268,128,765	205,318,919	—	160,257,212	29,887,500	1,663,592,396
Income tax assets, non-current	42,190,641	856,902	—	—	—	43,047,543

Non-current assets—Total	3,027,269,352	570,801,284	1,069,441,054	908,518,289	1,344,127,845	6,920,157,824

The amounts for non-current assets by country shown in this note exclude other non-current financial assets and deferred tax assets as per IFRS 8.

28.9                         Additions to non-current assets:

As of December 31, 2016	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	113,455,353	33,906,164	11,131,370	27,836,982	1,258,327	4,803,064	192,391,260

Intangible asset, other that goodwill	8,638,903	138,107	2,964,884	9,083,317	584,489	16,262,072	37,671,772

Investment properties	—	1,225,878	—	—	—	—	1,225,878

Total additions	122,094,256	35,270,149	14,096,254	36,920,299	1,842,816	21,065,136	231,288,910

As of December 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	71,673,841	20,199,831	16,678,579	19,406,886	793,948	1,704,152	130,457,237

Intangible asset, other that goodwill	15,347,604	81,582	3,705,156	5,490,784	455,074	10,284,698	35,364,898

Investment properties	—	6,404,431	—	—	—	—	6,404,431

Total additions	87,021,445	26,685,844	20,383,735	24,897,670	1,249,022	11,988,850	172,226,566

29                                  Restrictions, contingencies, legal proceedings and other matters

29.1                         Civil legal proceedings

•                           The subsidiaries Cencosud Retail S.A. and Easy S.A in Chile are involved in lawsuits and litigation that are pending as of December 31, 2016. The amounts of these claims are covered by a civil liability insurance policy.

•                           On May 22, 2015 the municipality constructions authority of Vitacura ordered the stagnation of the project developed by Cencosud Shopping Centers S.A., on the piece of land located at the 8950 of Kennedy Avenue in Santiago. This Municipality based its decision on the fact that the construction does not have the required permission. The Company filed an appeal on June 19, 2015 to the metropolitan administrative authority (Secretaria Regional Ministerial — “SEREMI”), who issued a ruling accepting the Company`s position and ordering the Municipality to adjust its decision.

On November 13, 2015, SEREMI resolved the Appeal brought by Cencosud Shopping Centers S.A., welcoming and ordering the authority of Vitacura, among other considerations, to adjust its action in accordance with the regulations applicable to the date of granting the respective permit. On November 25, 2015, “SEREMI” issued an extended ruling, which reverted its previous position base on the Public Ministry’s opinion.

On December 23, 2015 Cencosud filed a “protection claim” to the Appellate Court, alleging to revoke the SEREMI`s  new position redefined on November 25, 2015. On April 2016 the Appellate Court accepted the Cencosud’s protection claim, which is being appealed by SEREMI the Supreme Court. On May 30, 2016 the Supreme Court rejected the SEREMI`s pretentions, which means that the ruling originally issued on June 19, 2015 is fully valid, and it confirms the Company`s allegations. On August 17, 2016 SEREMI resolved to invalidate its ruling according to the Supreme Court decision.

On August 17, 2016, the SEREMI resolved to invalidate the exempted resolution questioned in compliance with the Supreme Court’s ruling. On January 19, 2017, the municipality constructions authority of Vitacura proceeded to invalidate the aforementioned resolution by which it paralyzed the works. On that same date, the authority issued a new resolution in which it established the expiration of the building permit, which was rendered invalid by virtue of a decision issued by the Court of Appeals of Santiago on February 2, 2017.

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

Potential fines in this case could be up to 30,000 UTA (approximately U.S. $24.5 million at the time of the suit filing).

•                           The indirect controlled Cencosud Colombia S.A. was legally questioned by the social welfare government authority (UGPP), about omissions, arrears and inaccuracies incurred with respect to the lawful contributions of several employees. The process is being driven by a local Labour Court and with claims amounting to USD $810 thousand. The Company, in consultation with its legal advisors, considers that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain to an unfavorable ruling.

•                           An indirectly controlled subsidiary of Cencosud S,A. in Colombia is involved in litigations regarding extra contractual civil responsibility. The amounts of these claims are covered by a civil liability insurance policy.

•                           A civil lawsuit was filed against the indirectly controlled affiliate Cencosud Brasil Comercial Ltda. (previously named GBarbosa Comercial), by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

The Company, in consultation with itslegal advisor,  cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

•                           Cencosud Retail Peru S.A, an indirectly controlled subsidiary of Cencosud S,A. has several outstanding cases at the close of the financial statements for liability claims causes. Total amounts claimed raise to MUSD 153 (ThCh$102,095).  The Company, in consultation with its legal advisors, considers that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.

•                           The indirect subsidiary Cencosud S.A. Argentina and Jumbo Retail S.A. Argentina, present several cases pending at the close of the financial statements for claims of civil liability, the amounts claimed amount to MUSD 3,577 (ThCh$2,386,896). The Company, in consultation with its legal advisors, estimates that the chances of obtaining a judgment favorable to the company’s position are reasonably superior to those of obtaining an unfavorable ruling.

•                           The indirect subsidiary Cencosud S.A. Argentina and Jumbo Retail S.A. Argentina, present several cases pending at the close of the financial statements for claims of labor type with their workers, whose amounts claimed amount to MUSD 30,611 (ThCh$20,426,414).  The Company, in consultation with its legal advisors, estimates that the chances of obtaining a judgment favorable to the company’s position are reasonably superior to those of obtaining an unfavorable ruling.

29.2                         Taxation legal proceedings

As of December 31, 2016 Group`s Companies maintain several taxation controversies, which the most relevant are shown as follows:

Country	Society	Grounds	Amount [1]	Stage of the process	Expected outcome [2]
			ThCh$
Chile	Cencosud S.A.	Shares transference cost	7,500,000	Trial	Positive
	Cencosud Internacional Limitada	Shares transference cost	27,431,929	Trial	Positive
	Paris Administradora Centro Limitada	Deductible expenses, offsetting losses	3,305,773	Trial	Positive
	Paris Administradora Limitada	Deductible expenses, offsetting losses	2,388,090	Trial	Positive
	Cencosud Retail S.A.	First category income tax	8,186,021	Trial	Positive
	Paris Administradora Sur Limitada	First category income tax	3,768,171	Trial	Positive
	Cencosud Retail S.A.	Deductible expenses income tax	5,685,229	Trial	Positive
	Sociedad Comercial de Tiendas S.A.	Income tax	332,015	Trial	Positive
Peru	Cencosud Perú	VAT or G&S tax	1,062,694	Trial	Positive
Brazil	Cencosud Comercial Ltda	Income tax	52,938,651	Trial	Positive
	Cencosud Comercial Ltda	PIS & CONFIS [3]	17,204,942	Trial	Positive
	Cencosud Comercial Ltda	Different causes — Activities Tax	13,291,273	Trial	Positive

[1] Amount refers to tax payable or tax rebate. Amounts may vary. Fines, interest, translations and adjustments shall be also updated up to payment date, if necessary

[2] Potential outcomes are provided for the legal advisors who carry the processes

[3] The PIS and COFINS are federal social contributions designed for funding the social security system in Brazil, which are based on a company’s gross revenues

The contingencies and legal proceedings disclosed above are deemed to be of a positive outcome.

30                                   Leases

The Company leases installations, land, equipment and other assets under operating lease agreements.

The agreements have diverse durations and expiration periods, renewal rights and indexation clauses, which are mainly related to the inflation rate in the countries where the contracts are held.

30.1                         Operating leases.

The Minimum Future Payments of leases, as a Lessee as of December 31, 2016 and 2015 are detailed below:

	As of December 31,
	2016	2015
	ThCh$	ThCh$
Up to one year	156,535,546	154,061,702
Between two and up to five years	551,277,706	558,948,306
Over five years	1,047,370,343	1,352,051,649

Total	1,755,183,595	2,065,061,657

Lease payments and subleases recognized in the statement of profit and loss:

	As of December 31,
	2016	2015
	ThCh$	ThCh$
Minimum payments from operational leases	158,044,045	157,521,162
Contingent leases from operational leases	34,907,460	29,220,999

Total	192,951,505	186,742,161

The Minimum Future payments of leases, as a Lessor as of December 31, 2016 and 2015 are detailed below:

	As of December 31,
	2016	2015
	ThCh$	ThCh$
Up to one year	189,537,029	114,179,348
Between two and five years	277,347,998	367,590,156
Over five years	81,554,424	133,433,795

Total	548,439,451	615,203,299

The contingent income recognized during 2016 in the statement of profit and loss amounts to ThCh$ 39.012.375 (ThCh$ 41,425,190 as of December 31, 2015).

The Company has no individually significant operating leases, nor are there restrictions on the distribution of dividends or on incurring other leasing contracts or debt. All the contracts are at market values.

30.2                         Financial leases

In other property, plant and equipment are assets acquired under finance leases.

	Balance as of,
Property, plant and equipment, net	December 31, 2016	December 31, 2015
	ThCh$	ThCh$
Land	7,597,210	11,651,800
Buildings	8,018,435	13,461,711
Equipment	143,655	143,655

Total	15,759,300	25,257,166

The values of the future payments under these leases are as follows:

	December 31, 2016
Reconciliation of minimum lease payments	Present Value	Interest	Gross
	ThCh$	ThCh$	ThCh$
Less than one year	2,713,893	—	2,713,893
Between one and five years	7,631,036	1,201,007	8,832,043
More than five years	11,625,607	385,243	12,010,850

Total	21,970,536	1,586,250	23,556,786

	December 31, 2015
Reconciliation of minimum lease payments	Present Value	Interest	Gross
	ThCh$	ThCh$	ThCh$
Less than one year	3,025,088	(231,355)	2,793,733
Between one and five years	10,480,886	3,145,714	13,626,600
More than five years	19,043,614	2,467,266	21,510,880

Total	32,549,588	5,381,625	37,931,213

31           Guarantees with third parties

The detail of the guarantees obtained is the following:

31.1                         Guarantees received by project.

The amounts detailed below are related to off balance sheet guarantees received.

	As of December 31,
Grantor of the guarantee	2016	2015
	ThCh$	ThCh$
Delta Ingenieria y Construcción S.A.	136,616	—
Ascensores Schindler Chile S.A.	19,740	1,400,974
Constructora Inarco S.A.	357,143	632,517
Desarrollo Constructivo Axis S.A.	—	22,500
Efizity SPA.	4,149	—
Polex Chile SA	5,911	—
Total guarantees obtained for work completion	523,559	2,055,991

Guarantees received for store leases	11,275,997	10,418,684

Total guarantees related to work in progress	11,799,556	12,474,675

31.2                         Direct guarantees

	Debtor			Committed Assets
Guarantee creditor	Name	Relation	Guarantee type	Type	Book value 2016	Book value 2015
					ThCh$	ThCh$
Other	Cencosud S.A Argentina	Subsidiary	Mortgage	Property, plant and equipment	3,867,501	3,630,138

Total property, plant and equipment					3,867,501	3,630,138

31.3 Debt Balance from Direct Guarantees

	Debtor
Guarantee creditor	Name	Relation	Guarantee type	Book value 2016	Book value 2015
				ThCh$	ThCh$
Other	Cencosud S.A Argentina	Subsidiary	Mortgage	3,867,501	3,630,138

Total property, plant and equipment				3,867,501	3,630,138

32                                   Personnel distribution

The distribution of personnel of the Company is the following:

	As of December 31, 2016
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	8	898	257	1,163	1,118
Subsidiaries in Chile—Argentina Brazil—Peru—Colombia	366	16,943	119,688	136,997	137,975

Total	374	17,841	119,945	138,160	139,093

	As of December 31, 2015
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	8	907	197	1,112	1,147
Subsidiaries in Chile—Argentina Brazil—Peru—Colombia	361	17,015	121,986	139,362	142,666

Total	369	17,922	122,183	140,474	143,813

33                                   Stock options

As of December 31, 2016, the Company has a share-based compensation plan for executives of Cencosud S.A. and Affiliates. The details of the arrangements are described below:

Stock options granted to key
Agreement	executives
Nature of the arrangement	2014 retention plan for executives	2015 retention plan for executives	2016 retention plan for executives
Date of grant	September 2013	September 2014	September 2015
Number of instruments granted	22,171,504 shares	10,057,500 shares	35,526,934 shares
Exercise price	Ch$ 2,600	Ch$ 1,646	Ch$ 1,000
Share price at granted date	Ch$ 2,071	Ch$ 1,785	Ch$ 1,336
Vesting	0,9; 1,9; 2,9; 3,9 years	1.2; 2.2; 3.1 and 3.4 years	0.5; 1.3; and 2.1 years
Condition	a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,	a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,	a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,
	b) From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,	b) From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,	b) From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,

In the case that the Executive does not subscribe the shares within each defined term of the subscription plan, it will be understood that he or she has waived the respective option, and accordingly, any right; power; promise; or offer in connection with this 2016 Plan has been extinguished for all legal purposes, leaving the company free from any liability for such effects.

Settlement	Cash	Cash	Cash
Data used in the options pricing model:
Weighted average price of shares used	Ch$ 2,071	Ch$ 1,785	Ch$ 1,336
Exercise price	Ch$ 2,600	Ch$ 1,646	Ch$ 1,000
Expected volatility	23.4%	27.0%	27.6%
Expected term at grant day (in years)	0.9; 1.9; 2.9; 3.9 years	1.2; 2.2; 3.1 and 3.4 years	0.5; 1.3 and 2.1 years

Risk free interest rate	5.0	3.3	4.0
Expected dividends (dividends yield)	1%	0.9%	0.87%

Anticipated % of executives leaving the plan (at grant date)	10%	10%	10%
Fair value of the option at the grant date	Ch$ 157.49	Ch$ 404.37	Ch$ 397.03

As at September 28, 2015 the Company launched the 2016 options plan. All the Executives have accepted this plan, and they have waived in respect to any previous existing plans as at September 28, 2015, which have not been exercised by them, including those not exercised because the respective terms have been met. The change in the plan was given a treatment for following the guidance of IFRS 2 “Share based payments”.

	Numbers of shares
Stock options granted to key executives	2016	2015
1) Outstanding as of the beginning of the period	35,676,984	25,191,698
2) Granted during the period	—	35,526,934
3) Forfeited during the period	(1,080,000)	(18,596,806)
4) Exercised during the period	(33,812,984)	—
5) Expired at the end of the period	(109,000)	(6,444,842)
6) Outstanding at the end of the period	675,000	35,676,984
7) Vested and expected to vest at the end of the period	675,000	35,676,984
8) Eligible for exercise at the end of the period	40	412

Stock options––Impact in P&L	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Impact in the income statement	7,673,363	5,818,354	2,822,081

In relation to the 2016, 2015 and 2014 Retention Plans, the outstanding options as of December 31, 2016 had a weighted-average contractual life of 0.25 years, 0.25 years and 0.10 years respectively. As of December 31, 2015 those options had a weighted-average contractual life of 0.96 years (2016 plan), 0.73 (2015 plan) and 0.42 (2014 plan) as each one corresponds.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

The expected volatility is based on market data information. The calculation consisted of the determination of the standard deviation from the Company’s historical closing stock prices during a time horizon approximated to the relevant maturity.

34                                  Assets and liabilities classified as held for sale; and discontinued operations

1)             As of December 31, 2016, non-current assets held for sale, in accordance with the disclosures required by IFRS 5, is broken down as follows:

a)             Assets and liabilities of disposal group held for sale

As of December 31, 2016 assets and liabilities held for sale were as follows:

Assets	12/31/2016
ThCh$
Current assets
Other financial assets, current	5,011
Other non-financial assets, current	134,502
Trade receivables and other receivables	929,937
Current inventories	877,016

Total current assets	1,946,466

Non-current assets
Trade receivable and other receivables, non-current	8,879,073
Property Plan and Equipment	43,359,091
Investment properties	2,939,242

Total non-current assets	55,177,406

Total assets	57,123,872

Liabilities	12/31/2016
ThCh$
Current liabilities
Other financial liabilities, current	1,842,529
Other provisions, current	78,699
Current provision for employee benefits	75,319

Total current liabilities	1,996,547

Non-current liabilities
Other non-financial liabilities, non-current	10,869,777
Accounts payables and other payables	2,802,909

Total non-current liabilities	13,672,686

Total liabilities	15,669,233

December 31, 2016 assets and liabilities classified as at as non-current assets classified as held for sale is detailed as follows:

b)             Sale of non-strategic pieces of land in Chile

As of December 31, 2016, date of close of these financial statements, the Company remains committed to the plan of sale of undeveloped land in Chile. The process has been planned, defined and structured in conjunction with the Property and Shopping Divisions Management.

The assets included in this plan correspond to assets classified among Properties Plant and Equipment and Investment Property items, whose book value is expected to be recovered through the future sale, rather than continuing to use them within business units that the company operates. The sale of these assets is considered highly probable, and is expected to be materialized during the next twelve months. Key management has initiated an active program with the necessary actions to conclude agreements of significant conditions, such as the price and timing of the transactions with unrelated third parties, and finally sell them within the defined term.

The Company has made a number of administrative and operational plans to finalize the sale and has commissioned exclusively to the brokerage society “colliers” the task to market those assets. This company has extensive expertise in real estate and finance sectors.

Non-current assets and liabilities classified as held for sale as of December 31, 2016 are presented as follows:

Property, plant and equipment; and investment property held for sale	12/31/2016 ThCh$
Land	16,570,947
Fixed assets under leasing agreements	5,414,316
Facilities	348,921
Buildings	5,511
Furnitures and other assets	4,456,863

Total property, plant and equipment	26,796,558

Other financial liabilities, current and non-current - Leasing	(3,860,775)

Investment property	2,939,242

Detailed assets, classified as held for sale, have been recognized at the lower of carrying amount and fair value less costs to sell, from the moment of the reclassification.

c)              Gas stations - Colombia

Colombian gas stations, previously reported under the “supermarkets” segment in our financial statements, have been included within the assets and liabilities held for sale as of December 31, 2016 and are presented as follows:

Gas stations - Colombia	12/31/2016 ThCh$
Other non financial assets, current	134,502
Trade receivables and other receivables, current	312,416
Inventories, current	877,016
Property, plant and equipment	16,562,533
Trade payables and other payables, current	(2,802,909)
Other provisions, current	(78,699)
Current provision for employee benefits	(75,319)

Net value of the gas stations classified as held for sale	14,929,540

The Company determined a plan for the sale of these assets, for which is expected to be completed in one year.

2)             Sale of the Banco Paris business

On December 15, 2016, a contract was signed for the sale and transfer of assets and for the transfer and assumption of liabilities between Banco Paris and Banco Scotiabank Chile, where Banco Paris sells,and transfers to Scotiabank a set of mortgage loans granted By Banco Paris to different debtors, a set of assets originated in the acquisition of mortgage bonds issued by Banco Paris under the terms of Chapter 9-1 of the updated SBIF and II. A.1 of the Compendium of Financial Regulations of the Central Bank of Chile and other financial investments made by Banco Paris, all of them net of the corresponding provisions. The sale, assignment and transfer of the assets subject to this instrument will be perfected on the closing date, as this term will be defined later by the parties.

Assets and liabilities held for sale allocated within the Banco Paris business are presented according to the following detail:

Banco Paris	12/31/2016 ThCh$

Other financial assets, current	5,011
Trade receivables and other receivables, current	617,521
Trade receivables, non-current	8,879,073
Other financial liabilities, current	(1,495,227)
Other financial liabilities, non-current	(7,356,304)

Net value of Banco Paris classified as held for sale	650,074

3)             Sale of the financial retail segment in Chile

On May 1, 2015 the transaction for which Scotiabank Chile acquired 51% of the division of retail financial services of Cencosud SA was completed. As a result, the companies CAT Administradora de Tarjetas S.A., Operadora de Procesos S.A., Servicios Integrales S.A, and CAT Corredores de Seguros y Servicios S.A. were deconsolidated as of that date.

The transaction was valued at US $ 280 million (ThCh$ 169,845,372) and includes a commitment from BNS to finance 100% of the loan portfolio of retail financial business. As of December 31, 2015 the Company has recognized a gain of ThCh$ 61,372,533 within the consolidated statement of profit and loss by function, under the “ Profit from discontinued operations “ line. The generated profit includes ThCh$ 30,144,477 corresponding to the benefit related to the measurement at fair value of non-controlling interest in subsidiaries held after the sale.

a)             Results of discontinued operations for the year ended December 31, 2015:

Statement of profit and loss by function - Discontinued operations	12/31/2015 ThCh$	12/31/2014 ThCh$
Revenues from ordinary activities	60,759,616	201,825,995
Cost of sales	(20,400,024)	(55,799,003)

Gross Margin	40,359,592	146,026,992

Other revenues by function	436,450	190,554
Sales, general and administrative expenses	(12,971,018)	(55,459,874)
Other expenses by function	(4,400,196)	(13,670,330)
Other gains	61,376,274	35,340

Statement of profit and loss by function - Discontinued operations	12/31/2015 ThCh$	12/31/2014 ThCh$
Results from operating activities	84,801,102	77,122,682

Finance income	131,448	259,620
Finance expenses	(14,354,550)	(38,952,554)
Exchange differences	2,760,915	(19,198,679)
Gain from indexation	(38,046)	(4,969,932)

Results from operating activities before income tax	73,300,869	14,261,137
Income Tax	(2,683,876)	(1,599,496)

Net profit for the period	70,616,993	12,661,641

d)             Cash flows from (used in) discontinued operations

For the year ended	12/31/2015	12/31/2014
	ThCh$	ThCh$
Net cash from (used in) operating activities	(107,449,303)	14,583,058
Net cash from (used in) investing activities	169,095,101	1,996,104
Net cash from (used in) financing activities	35,258,696	(80,580,490)

35                                  Environmental matters

As of December 31, 2016 and 2015, the Company has not made disbursements related to the protection of the environment, and there are no future commitments with regards to this matter.

36                                  Sanctions

At December 31, 2016 and December 31, 2015 the Superintendence of Securities and Insurance and other administrative authorities have not applied sanctions to the Company or its Directors

37                                  Subsequent events

Between the date of issuance of these consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.